ING Life Insurance and Annuity Company
Variable Annuity Account C
ING MAP PLUS NP^{SM}
CONTRACT PROSPECTUS – APRIL 30, 2012

The Contract. The contract described in this prospectus is a group deferred variable and fixed annuity contract issued by ING Life Insurance and Annuity Company (the "Company," "we," "us" and "our"). It is intended to be used as a funding vehicle for certain types of retirement plans that qualify for beneficial tax treatment and/or provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (the "Tax Code"). The contract is not available for sale in the state of New York.

Why Reading This Prospectus Is Important. Before you participate in a contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer or a trust) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Investment Options. The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, (generally, the sponsor of your retirement plan or a trust), or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states. Generally, your plan sponsor will have selected a subset of the variable investment options to be available for investment under your retirement plan.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds (the "funds") listed on page 3 of this prospectus. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Fixed Interest Options.

- Fixed Plus Account II
- Guaranteed Accumulation Account (subject to availability)

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. **See "CONTRACT DISTRIBUTION"** for further information about the amount of compensation we pay.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the **"INVESTMENT OPTIONS"** section of this prospectus on page 13 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the fund prospectuses for future reference.

Getting Additional Information. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the April 30, 2012 Statement of Additional Information ("SAI") without charge by indicating your request on your enrollment materials or calling the Company at 1-800-262-3862 or writing to us at the address referenced under **"CONTRACT OVERVIEW - Questions: Contacting the Company"** section of the prospectus. You may also obtain a prospectus or an SAI for any of the funds, or a Guaranteed Accumulation Account prospectus, by calling that number. This prospectus, the Guaranteed Accumulation Account prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission ("SEC") website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch.

Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. The SAI table of contents is listed on page 48 of this prospectus. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-109860. The number assigned to the registration statement for the Guaranteed Accumulation Account is 333-180532. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus is valid only when accompanied by current prospectuses of the funds. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

The Funds*

Alger Capital Appreciation Fund (Class A) [1]
Alger Green Fund (Class A) [1]
AllianceBernstein Growth and Income Fund, Inc. (Class A) [1]
Allianz NFJ Dividend Value Fund (Class A) [1]
Allianz NFJ Small-Cap Value Fund (Class A) *[1]
Amana Growth Fund [1]
Amana Income Fund [1]
American Balanced Fund® (Class R-3) [1]
American Century Inflation-Adjusted Bond Fund (Investor Class) [1]
Ariel Appreciation Fund [1]
Ariel Fund [1]
Artisan International Fund (Investor Shares) [1]
BlackRock Equity Dividend Fund (Investor A Shares) [1]
BlackRock Mid Cap Value Opportunities Fund (Investor A Shares) [1]
CRM Mid Cap Value Fund (Investor Shares) [1]
Capital World Growth and Income Fund℠ (Class R-3) [1]
Columbia℠ Acorn® Fund (Class A) [1]
Columbia Diversified Equity Income Fund (Class R3) *[1]
Columbia High Yield Bond Fund (Class R3) *[1]
Columbia Mid Cap Value Fund (Class A) [1]
Dodge & Cox International Stock Fund [1]
Dodge & Cox Stock Fund [1]
Eaton Vance Large-Cap Value Fund (Class R) [1] [2]
EuroPacific Growth Fund® (Class R-3) [1]
Fidelity® Advisor New Insights Fund (Institutional Class) [1]
Fidelity® VIP Contrafund® Portfolio (Initial Class)
Fidelity® VIP Equity-Income Portfolio (Initial Class)
Fidelity® VIP Growth Portfolio (Initial Class)
Franklin Small Cap Value Securities Fund (Class 2)
Franklin Small-Mid Cap Growth Fund (Class A) [1]
Fundamental Investors℠ (Class R-3) [1]
ING American Century Small-Mid Cap Value Portfolio (Class S)
ING Balanced Portfolio (Class I)
ING Baron Growth Portfolio (Class S) [3]
ING BlackRock Health Sciences Opportunities Portfolio (Class S)
ING BlackRock Large Cap Growth Portfolio (Class S)
ING BlackRock Science and Technology Opportunities Portfolio (Class I)
ING Clarion Real Estate Portfolio (Class S)
ING Columbia Small Cap Value II Portfolio (Class S)
ING Core Equity Research Fund (Class A) [1]
ING Davis New York Venture Portfolio (Class S)
ING FMR℠ Diversified Mid Cap Portfolio (Class S) [4]
ING Global Bond Portfolio (Class S)
ING Global Real Estate Fund (Class A) [1]
ING Global Resources Portfolio (Class S)

ING GNMA Income Fund (Class A) [1]
ING Growth and Income Portfolio (Class I) *
ING Growth and Income Portfolio (Class S) *
ING Growth Opportunities Fund (Class A) [1]
ING Index Plus LargeCap Portfolio (Class I)
ING Index Plus MidCap Portfolio (Class I)
ING Index Plus SmallCap Portfolio (Class I)
ING Index Solution Income Portfolio (Class S2) [2]
ING Index Solution 2015 Portfolio (Class S2) [2]
ING Index Solution 2025 Portfolio (Class S2) [2]
ING Index Solution 2035 Portfolio (Class S2) [2]
ING Index Solution 2045 Portfolio (Class S2) [2]
ING Index Solution 2055 Portfolio (Class S2) [2]
ING Intermediate Bond Fund (Class A) [1]
ING Intermediate Bond Portfolio (Class I)
ING International Index Portfolio (Class I)
ING International SmallCap Fund (Class A) [1]
ING International Value Portfolio (Class I)
ING Invesco Van Kampen Comstock Portfolio (Class S)
ING Invesco Van Kampen Growth and Income Portfolio (Service Class)
ING JPMorgan Emerging Markets Equity Portfolio (Class S)
ING JPMorgan Mid Cap Value Portfolio (Class S)
ING JPMorgan Small Cap Core Equity Portfolio (Service Class)
ING Large Cap Growth Portfolio (Class S) *
ING Large Cap Value Portfolio (Class S) *
ING MFS Total Return Portfolio (Class S)
ING Marsico Growth Portfolio (Class S)
ING Midcap Opportunities Portfolio (Class S)
ING Money Market Portfolio (Class I)
ING Oppenheimer Global Portfolio (Class I)
ING PIMCO High Yield Portfolio (Class S)
ING PIMCO Total Return Portfolio (Class S)
ING Pioneer Fund Portfolio (Class S) *
ING Pioneer High Yield Portfolio (Class S)
ING Pioneer Mid Cap Value Portfolio (Class S) *
ING Real Estate Fund (Class A) [1]
ING Russell™ Large Cap Growth Index Portfolio (Class S)
ING Russell™ Large Cap Index Portfolio (Class I)
ING Russell™ Large Cap Value Index Portfolio (Class S)
ING Russell™ Mid Cap Index Portfolio (Class I)
ING Russell™ Small Cap Index Portfolio (Class I)
ING Small Company Portfolio (Class I) *
ING SmallCap Opportunities Portfolio (Class I)
ING Solution Income Portfolio (Class S2) [2]
ING Solution 2015 Portfolio (Class S2) [2]
ING Solution 2025 Portfolio (Class S2) [2]
ING Solution 2035 Portfolio (Class S2) [2]
ING Solution 2045 Portfolio (Class S2) [2]
ING Solution 2055 Portfolio (Class S2) [2]
ING Strategic Allocation Conservative Portfolio (Class I) [2]

ING Strategic Allocation Growth Portfolio (Class I) [2]
ING Strategic Allocation Moderate Portfolio (Class I) [2]
ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class S) *
ING T. Rowe Price Equity Income Portfolio (Class S)
ING T. Rowe Price Growth Equity Portfolio (Class S)
ING T. Rowe Price International Stock Portfolio (Class S)
ING Templeton Foreign Equity Portfolio (Class S)
ING Templeton Global Growth Portfolio (Class S) *
ING U.S. Bond Index Portfolio (Class I)
ING Value Choice Fund (Class A) *[1]
Invesco Endeavor Fund (Class A) [1]
Invesco Global Health Care Fund (Investor Class) [1]
Invesco Mid Cap Core Equity Fund (Class A) [1]
Invesco Van Kampen Small Cap Value Fund (Class A) [1]
Lazard Emerging Markets Equity Portfolio (Open Shares) *[1]
Lazard U.S. Mid Cap Equity Portfolio (Open Shares) [1]
Lord Abbett Core Fixed Income Fund (Class A) [1]
Lord Abbett Developing Growth Fund, Inc. (Class A) *[1]
Lord Abbett Fundamental Equity Fund (Class A) [1]
Lord Abbett Mid Cap Stock Fund, Inc. (Class A) *[1][3]
Lord Abbett Research Fund, Inc. - Small-Cap Value Series (Class A) *[1][3]
Mainstay Large Cap Growth Fund (Class R3) [1]
Massachusetts Investors Growth Stock Fund (Class A) [1]
Mutual Global Discovery Fund (Class R) [1]
Neuberger Berman Genesis Fund® (Trust Class) [1]
Neuberger Berman Socially Responsive Fund® (Trust Class) [1]
New Perspective Fund® (Class R-3) [1]
Oppenheimer Capital Appreciation Fund (Class A) [1]
Oppenheimer Developing Markets Fund (Class A) [1]
Oppenheimer Gold & Special Minerals Fund (Class A) [1]
Oppenheimer International Bond Fund (Class A) [1]
Pax World Balanced Fund (Individual Investor Class) [1]
PIMCO VIT Real Return Portfolio (Administrative Class)
Pioneer Emerging Markets VCT Portfolio (Class I)
Pioneer High Yield Fund (Class A) [1]
Pioneer Strategic Income Fund (Class A) [1]
Royce Total Return Fund (K Class) [1]
T. Rowe Price Mid-Cap Value Fund (Class R) *[1]
Templeton Foreign Fund (Class A) [1]
The Growth Fund of America® (Class R-3) [1]
The Income Fund of America® (Class R-3) [1]
Thornburg International Value Fund (Class R4) [1]
Vanguard® Diversified Value Portfolio [5]
Vanguard® Equity Income Portfolio [5]
Vanguard® Small Company Growth Portfolio [5]
Victory Small Company Opportunity Fund (Class R) [1]
Wanger International
Wanger Select
Wanger USA
Washington Mutual Investors Fund℠ (Class R-3) [1]
Wells Fargo Advantage Special Small Cap Value Fund (Class A) [1]

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*   Please **see "APPENDIX IV – Fund Descriptions"** for further information regarding the availability of certain funds.

1   This fund is available to the general public, in addition to being available through variable annuity contracts. **See "INVESTMENT OPTIONS - Risks of Investing in the Funds."**

2   These funds are structured as fund of funds or "Master-Feeder" funds that invest directly in shares of underlying funds. **See "FEES – Fund Fees and Expenses – Fund of Funds" for additional information.**

3   This fund has changed its name to the name listed above since your last prospectus supplement. **See "APPENDIX IV - Fund Descriptions" for a complete list of former and current fund names.**

4   FMR℠ is a service mark of Fidelity Management & Research Company.

5   Vanguard is a trademark of The Vanguard Group, Inc.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the "participant"): The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer or a trust.

Contract Holder: The person to whom we issue the contract. Generally, the plan sponsor or a trust. We may also refer to the contract holder as the contract owner.

We (the "Company"): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail please review **"CONTRACT PURCHASE AND PARTICIPATION" and "CONTRACT OWNERSHIP AND RIGHTS."**

The Contract and Your Retirement Plan

Retirement Plan ("plan"): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code section under which it qualifies. For example: a "403(b) plan" is a plan that qualifies for tax treatment under Tax Code section 403(b). To learn which Tax Code section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. **See "CONTRACT PURCHASE AND PARTICIPATION."**

Contract Rights

Rights under the contract, and who may exercise those rights, may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Questions: Contacting the Company. Contact your local representative or write or call the Company:

ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

Sending forms and written requests in good order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) or Roth 403(b) plans or in some plans under 401(a)/401(k) (including Roth 401(k)) may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract (or a longer period if required by state law). **See "RIGHT TO CANCEL."**

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends on the income phase payment option selected. **See "DEATH BENEFIT" and "INCOME PHASE."**

Withdrawals: During the accumulation phase, the contract holder, or you if permitted by the plan, may withdraw all or part of your account value. The Tax Code may impose restrictions on withdrawals from plans, which may vary. In addition, the contract holder, or you if permitted by the plan, may have the right to withdraw all or part of your account value during the income phase. Amounts withdrawn may be subject to tax withholding, taxation, early withdrawal charges, redemption fees, and maintenance fees. **See "WITHDRAWALS," "TAX CONSIDERATIONS," and "INCOME PHASE."**

Systematic Distribution Options: These allow the contract holder, or you if permitted by the plan, to receive regular payments from your account, while retaining the account in the accumulation phase. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

Fees: Certain fees are deducted from your account value. In addition, we reserve the right to deduct premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. **See "FEE TABLE" and "FEES."**

Taxation: Amounts you receive in a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. **See "TAX CONSIDERATIONS."**

Contract Phases

Accumulation Phase (accumulating retirement benefits)

STEP 1: You or the contract holder provides the Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:

- Fixed Interest Options, or
- Variable Investment Options. (The variable investment options are the subaccounts of the separate account. Each one invests in a specific mutual fund.)


Payments to Your Account
Step 1 ||
ING Life Insurance and Annuity Company
|| Step 2 ||
Fixed Interest Options
Variable Annuity Account C
Variable Investment Options
The Subaccounts
A
B
Etc.
|| Step 3 ||
Mutual Fund A
Mutual Fund B
Etc.

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

Income Phase (receiving income phase payments from your account)

The contract offers several payment options. **See "INCOME PHASE."** In general, you may:

- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing account value from your contract. Fees during the income phase may differ from those shown below. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, or transfer cash value between investment options. State premium taxes may also be deducted.*

Maximum Early Withdrawal Charge[1] *(as a percentage of amount withdrawn)*	5.0%
Loan Interest Rate Spread (per annum) for Contract Loans[2]	3.0%

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Maximum Annual Maintenance Fee	$30.00

Separate Account Annual Expenses
(as a percentage of average account value)

Maximum Daily Asset Charge[3]	1.75%
Maximum Subaccount Administrative Adjustment Charge[4]	0.80% (on certain funds)
Maximum Transferred Asset Benefit Charge[5]	1.00%
Maximum Total Separate Account Annual Charges	3.55%

*State premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the fee tables or examples. **See "FEES - Premium and Other Taxes."**

In This Section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples

See "FEES" for:
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Redemption Fees; and
- Premium and Other Taxes

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[1]   This is a deferred sales charge. The charge reduces over time. We waive the withdrawal charge except on (a) distributions for "in service transfers" of amounts to another 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) product provider for the employer; and (b) distributions due to a severance from employment that would not have qualified as a separation from service under prior IRS guidance. **See "FEES" and "WITHDRAWALS."**

[2]   This is the difference between the rate charged and the rate credited on loans under your contract. Currently the loan interest rate spread is 2.5% per annum; however we reserve the right to apply a spread of up to 3.0% per annum. For example, if the current credited interest rate is 6.0%, the amount of interest applied to the contract would be 3.5%; the 2.5% loan interest rate spread is retained by the Company. **See "LOANS."** For loans from Tax Code section 401(a), 401(k), or 457(b) plans, where the sponsor has elected to offer loans administered outside the group annuity contract, additional fees may be charged by a third party administrator.

[3]   This is the maximum charge to cover mortality, expense, and administrative risks during the accumulation phase. This charge may be waived, reduced or eliminated in certain circumstances. **See "FEES - Daily Asset Charge."** During the income phase the charge is 1.25% on an annual basis. **See "INCOME PHASE - Charges Deducted."**

[4]   The subaccount administrative adjustment charge applies to a select group of investment options, identified in the Fees section. The charge is only assessed on assets invested in these investment options, and varies based upon the investment option. For contracts issued before May 1, 2004 (or state regulatory approval of the maximum 0.80% charge, whichever is later), the maximum subaccount administrative adjustment charge is 0.50%. The maximum subaccount administrative adjustment charge we currently apply is 0.60%. **See "FEES - Subaccount Administrative Adjustment Charge."**

[5]   This charge covers the costs associated with providing the transferred asset benefit, for contract holders who elect this option. For contracts issued prior to September 27, 2010 (or upon state regulatory approval of the maximum 1.00% charge, whichever is later), the maximum transferred asset benefit charge was 0.50%. This charge will apply for a maximum of 7 contract years, depending upon the amount of the transferred asset benefit, and will apply to all participants under the contract, regardless of whether they receive the benefit of the transferred asset benefit. For example, if your participation in the contract begins after the transferred asset benefit is allocated to the contract, you will be subject to the transferred asset benefit charge even though you did not receive any of the transferred asset benefit. **See "CONTRACT PURCHASE AND PARTICIPATION – Transferred Asset Benefit Option."**

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.33%	1.72%

See the "FEES – Fund Fees and Expenses" section of this prospectus for additional information about the fees and expenses of funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include maximum contract holder transaction expenses, the maximum separate account annual expenses, the annual maintenance fee of $30 (converted to a percentage of assets equal to 0.293%), and the fund fees and expenses.

Maximum Fund Fees and Expenses Example. The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$978	$1,938	$2,800	$4,676	$477	$1,434	$2,396	$4,676

Minimum Fund Fees and Expenses Example. The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$904	$1,726	$2,459	$4,028	$399	$1,210	$2,038	$4,028

_____

* This example does not apply if during the income phase a nonlifetime payment option with variable payments is selected and a lump sum withdrawal is requested within five years after payments start. In this case, the lump sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In **APPENDIX V,** we provide condensed financial information about the separate account subaccounts available under the contracts. These tables show year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

THE COMPANY

ING Life Insurance and Annuity Company (the "Company," "we," "us" and "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or a combination thereof. On November 10, 2010, ING announced that ING and its U.S. insurance affiliates, including the Company, are preparing for a base case of an initial public offering ("IPO") of the Company and its U.S.-based insurance and investment management affiliates.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

> One Orange Way
> Windsor, Connecticut 06095-4774

Regulatory Matters. As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. These currently include an inquiry regarding the Company's policy for correcting errors made in processing trades for ERISA plans or plan participants. Some of these investigations, examination, audits and inquiries could result in regulatory action against the Company. The potential outcome of the investigations, examinations, audits, inquiries and any such regulatory action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, additional payments to plans or participants, disgorgement, settlement payments, penalties, fines, and other financial liability and changes to the Company's policies and procedures, the financial impact of which cannot be estimated at this time, but management does not believe will have a material adverse effect on the Company's financial position or results of operations. It is the practice of the Company and its affiliates to cooperate fully in these matters.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor and the Internal Revenue Service ("IRS"). For example, U.S. federal income tax law imposes certain requirements relating to product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. See **"TAX CONSIDERATIONS," for further discussion of some of these requirements.** Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties imposed by a particular governmental or self regulatory authority and unanticipated claims and costs associated with remedying such failure. Additionally, such failure could harm the Company's reputation, interrupt the Company's operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group deferred variable and fixed annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code sections 401(a), 401(k) 403(b) and 457(b), including Roth 401(k), Roth 403(b) and Roth 457(b). The contracts may not be available in all states. Contributions to Roth 401(k), Roth 403(b) or Roth 457 accounts must be made by after-tax salary reduction (to the extent allowed by the contract or certificate), exchange, or rollover payments paid to us on your behalf, as permitted by the Tax Code.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

ERISA Notification. Some plans under Sections 401 and 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The contract holder must notify the Company whether Title I of ERISA applies to the plan.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative.

Purchasing the Contract. The contract holder submits the required forms and application to the Company. We approve the forms and issue a contract to the contract holder.

Participating in the Contract. We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder). If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:
• Lump-sum payments--A one-time payment to your account in the form of a transfer from a previous plan; and/or
• Installment payments--More than one payment made over time to your account.

The plan and the contract may have certain rules or restrictions that apply to use of these two methods. For example, we may require that lump sum payments or installment payments meet certain minimums.

Contributions to Roth 401(k), Roth 403(b) and Roth 457(b) accounts must be made by after-tax salary reduction, exchange or rollover payments paid to us on your behalf, as permitted by the Tax Code. Under some contracts, we will place the different types of payments in distinct accounts, including Roth 401(k), Roth 403(b) and Roth 457(b) accounts.

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, direct us to allocate initial contributions among the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically at www.ingretirementplans.com. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. **See "INVESTMENT OPTIONS" and "TRANSFERS."**

Transferred Asset Benefit Option. The Company may provide a transferred asset benefit ("TAB") option to the contract holder in connection with the purchase of the contract in order to help defray charges that may apply when assets are transferred from another financial provider. If this option is selected, the Company will apply a dollar amount not to exceed 5% of the total plan assets transferred to the Company. The TAB will be allocated pursuant to directions received from the contract holder, after the expiration of the applicable state free-look period.

In the event that the contract holder elects the TAB option, there will be an additional transferred asset benefit charge not to exceed 1.00% (not to exceed 0.50% for contracts issued prior to September 27, 2010, or upon state regulatory approval of the maximum 1.00% charge, whichever is later), and a reduction in the Fixed Plus Account II interest credited rate not to exceed 1.00% (not to exceed 0.50% for contracts issued prior to September 27, 2010, or upon state regulatory approval of the maximum 1.00% charge, whichever is later), which will apply to all participants under the contract regardless of whether they receive the benefit of the TAB. For example, if your participation in the contract begins after the TAB is allocated to the contract, you will be subject to the transferred asset benefit charge and decrease in the interest credited rate even though you did not receive any of the TAB. The transferred asset benefit charge and decrease in the interest credited rate will apply for a period not to exceed 7 contract years, and will not, over the period of time that the TAB charge and decreased interest rate is in effect, exceed the TAB percentage applied to the contract (i.e. if a 4.0% TAB is credited to the contract, the aggregate transferred asset benefit charge and reduction to the Fixed Plus Account II credited interest rate will not exceed 4.0%). In addition, an early withdrawal charge schedule will generally apply when the TAB option is elected by the contract holder. **See "FEE TABLE" and "FEES."**

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. **See "TAX CONSIDERATIONS."**

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:
- **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and

- **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract? It depends on the type of retirement plan:
- **Under 401(a), 401(k), Roth 401(k), 403(b) or Roth 403(b) Plans.** Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder;
- **Under Governmental 457(b) or Roth 457(b) Plans.** The Tax Code requires that 457(b) plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code; and
- **Under Tax-Exempt 457(b) Plans.** In order to avoid being subject to ERISA, 457(b) plan assets of tax-exempt employers (including certain nonqualified, church-controlled organizations) remain the property of the employer, and are subject to the claims of the employer's general creditors.

Who Holds Rights Under the Contract? Under all contracts, except group contracts issued through a voluntary 403(b) or Roth 403(b) plan, the contract holder holds all rights under the contract. The contract holder may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options.

Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. **See "TAX CONSIDERATIONS – Distributions – Eligibility – 403(b) and Roth 403(b) Plans."**

For additional information about the respective rights of the contract holder and participants under 401(a), 401(k), Roth 401(k), 403(b) and Roth 403(b), plans, **see APPENDIX III**.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days (or a longer period if required by state law) after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund not later than seven calendar days after we receive the required documents and written notice in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any daily asset charges, subaccount administrative adjustment charges or transferred asset benefit charges deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are called subaccounts of Variable Annuity Account C. Each subaccount invests directly in shares of a corresponding mutual fund, and earnings on amounts invested in the subaccounts will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company.

Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide brief descriptions of each fund in **APPENDIX IV**. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge at the address and telephone number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company,"** by accessing the SEC's web site, or by contacting the SEC Public Reference Branch.

Risks of Investing in the Funds

Insurance-Dedicated Funds *(Mixed and Shared Funding)*. Some of the funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding--bought for annuities and life insurance; and
- Shared funding--bought by more than one company.

Public Funds. The following funds, which the subaccounts buy for variable annuity contracts, are also available to the general public outside of this annuity contract:

Alger Capital Appreciation Fund	Eaton Vance Large-Cap Value Fund	Mutual Global Discovery Fund
Alger Green Fund	EuroPacific Growth Fund®	Neuberger Berman Genesis Fund®
AllianceBernstein Growth and Income Fund, Inc.	Fidelity® Advisor New Insights Fund	Neuberger Berman Socially Responsive Fund®
Allianz NFJ Dividend Value Fund	Franklin Small-Mid Cap Growth Fund	New Perspective Fund®
Allianz NFJ Small-Cap Value Fund	Fundamental Investors^{SM}	Oppenheimer Capital Appreciation Fund
Amana Growth Fund	ING Core Equity Research Fund	
Amana Income Fund	ING Global Real Estate Fund	Oppenheimer Developing Markets Fund
American Balanced Fund®	ING GNMA Income Fund	
American Century Inflation-Adjusted Bond Fund	ING Growth Opportunities Fund	Oppenheimer Gold & Special Minerals Fund
	ING Intermediate Bond Fund	
Ariel Appreciation Fund	ING International SmallCap Fund	Oppenheimer International Bond Fund
Ariel Fund	ING Real Estate Fund	Pax World Balanced Fund
Artisan International Fund	ING Value Choice Fund	Pioneer High Yield Fund
BlackRock Equity Dividend Fund	Invesco Endeavor Fund	Pioneer Strategic Income Fund
BlackRock Mid Cap Value Opportunities Fund	Invesco Global Health Care Fund	Royce Total Return Fund
	Invesco Mid Cap Core Equity Fund	T. Rowe Price Mid-Cap Value Fund
Capital World Growth and Income Fund^{SM}	Invesco Van Kampen Small Cap Value Fund	Templeton Foreign Fund
		The Growth Fund of America®
Columbia^{SM} Acorn® Fund	Lazard Emerging Markets Equity Portfolio	The Income Fund of America®
Columbia Diversified Equity Income Fund	Lazard U.S. Mid Cap Equity Portfolio	Thornburg International Value Fund
	Lord Abbett Core Fixed Income Fund	Victory Small Company Opportunity Fund
Columbia High Yield Bond Fund	Lord Abbett Developing Growth Fund, Inc.	
Columbia Mid Cap Value Fund	Lord Abbett Fundamental Equity Fund	Washington Mutual Investors Fund^{SM}
CRM Mid Cap Value Fund	Lord Abbett Mid Cap Stock Fund, Inc.	Wells Fargo Advantage Special Small Cap Value Fund
Dodge & Cox International Stock Fund	Lord Abbett Research Fund, Inc. - Small-Cap Value Series	
Dodge & Cox Stock Fund	Mainstay Large Cap Growth Fund	
	Massachusetts Investors Growth Stock Fund	

See "TAX CONSIDERATIONS – Special Considerations for Section 403(b) Plans" for a discussion of investing in one of the public funds under a 403(b) annuity contract.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds which are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Generally, under contracts issued in connection with section 403(b) or 401 plans, you have a fully vested interest in the value of your employee account and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. Under contracts issued in connection with section 457 plans, the contract holder retains all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts:
- During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.
- During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
- Offer additional subaccounts that will invest in funds we find appropriate for contracts we issue;
- Combine two or more subaccounts;
- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, we must be provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." **See also the "TRANSFRS" section of this prospectus for information about making subaccount allocation changes;**
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

Fixed Interest Options

For descriptions of the fixed interest options available through the contract, **see APPENDIX I and II** and the Guaranteed Accumulation Account prospectus. The Guaranteed Accumulation Account prospectus may be obtained free of charge at the address and telephone number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company,"** by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selecting Investment Options

When selecting investment options:
*   **Choose options appropriate for you.** Your local representative can help you evaluate which investment options may be appropriate for your financial goals;
*   **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks; and
*   **Be informed.** Read this prospectus, the fund prospectuses, fixed interest appendices and the Guaranteed Accumulation Account prospectus.

Furthermore, be aware that there may be:
*   **Limits on Option Availability.** Some investment options may not be available through certain contracts and plans or in some states. In general, your plan sponsor will have selected a subset of funds to be available for investment under your retirement plan. We may add, withdraw or substitute investment options, subject to the conditions in the contract and in compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced; and
*   **Limits on Number of Options Selected.** Generally, the contract holder, or you if permitted by the plan, may select no more than 25 investment options at initial enrollment and no more than 97 during the accumulation phase of your account. If you have an outstanding loan (available to 403(b) and some 401 and 457(b) plans only), you may currently make a total of 97 cumulative selections over the life of the account. Each subaccount and the Fixed Plus Account II counts toward these limits. Thus, if you have a loan on the account, each investment option in which you have invested counts toward the limit, even after the full value is transferred to other investment options.

FEES

The following repeats and adds to information provided in the **"FEE TABLE"** section. Please review both this section and the **"FEE TABLE"** section for information on fees.

Transaction Fees

Early Withdrawal Charge

Under the contract, withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the daily asset charges and subaccount administrative adjustment charge (if any), to make up the difference. An early withdrawal charge will also apply if the contract holder has elected to purchase the transferred asset benefit option.

Types of Fees

You may incur the following types of fees or charges under the contract:

*   **Transaction Fees**
    *   ▷ Early Withdrawal Charge
    *   ▷ Loan Interest Rate Spread
    *   ▷ Redemption Fees

*   **Periodic Fees and Charges**
    *   ▷ Annual Maintenance Fee
    *   ▷ Daily Asset Charge
    *   ▷ Subaccount Administrative Adjustment Charge
    *   ▷ Transferred Asset Benefit Charge

*   **Fund Fees and Expenses**

*   **Premium and Other Taxes**

Amount. This charge is a percentage of the amount that you withdraw from the subaccounts and the Guaranteed Accumulation Account. We do not deduct an early withdrawal charge from amounts that you withdraw from the Fixed Plus Account II. If the charge is in effect, the amount withdrawn will be the amount requested reduced by any applicable early withdrawal charge. The percentage is determined by the early withdrawal charge schedule that applies to your contract. The maximum withdrawal charge is 5% and the duration of the withdrawal charge schedule can vary from zero to 7 years. The charge will never be more than the maximum permitted by the rules of FINRA.

The schedule below reflects the maximum early withdrawal charge schedule that may apply to a contract. The actual early withdrawal charge schedule that applies to a particular contract will vary based upon underwriting guidelines, which will be applied in a manner that is not unfairly discriminatory against any contract holder. The factors considered in determining the exact early withdrawal schedule include:
- The number of participants in the plan;
- The type and nature of the group to which a contract is issued;
- The expected level of assets and/or cash flow under the plan;
- The broker or our agent's involvement in sales activities;
- The amount and type of compensation paid to those selling the contract;
- Our sales-related expenses;
- Distribution provisions under the plan;
- The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
- The level of employer involvement in determining eligibility for distributions under the contract;
- Our assessment of financial risk to the Company relating to withdrawals;
- Whether the contract results from the exchange of another contract issued by the Company to the same plan sponsor; and
- Whether the plan sponsor has elected to offer the transferred asset benefit option.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations that have negotiated the contract terms on behalf of their employees. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

Early Withdrawal Charge Schedule

Withdrawals from Variable Investment Options

Contract Years Completed	Maximum Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more	0%

Waiver of Early Withdrawal Charge. The early withdrawal charge only applies to (a) distributions for "in service transfers" where such transfers are made to another 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) product provider for the employer including but not limited to transfers by the contract holder of all participant accounts to a new product provider, as well as to participant initiated transfers; and (b) distributions due to a "severance from employment" that would not otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). In all other instances the early withdrawal charge is waived for any distribution allowed under the Tax Code.

Loan Interest Rate Spread

For a discussion of the loan interest rate spread, please **see "LOANS – Loan Interest."**

Redemption Fees

Certain funds may impose redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we would deduct the amount of any redemption fees imposed by the underlying funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Annual Maintenance Fee

Maximum Amount. $30.00

When/How. For those plans that have a maintenance fee, each year during the accumulation phase we deduct this fee on the account anniversary and, in some cases, at the time of full withdrawal. Under some contracts we may deduct this fee annually on the anniversary of the issue date of the contract, rather than on your account anniversary. It is generally deducted on a pro rata basis from the account value invested in the subaccounts and the fixed interest options. Under some plans we deduct the maintenance fee from both employer and employee accounts, in which case we may deduct one-half the fee from each account, pro rata from your account value invested in the subaccounts and fixed interest option in each account. We may also deduct all or a partial of the maintenance fee applicable to a contract from a Roth 401(k) and/or Roth 403(b) account.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining the accounts.

Reduction. The actual charge that applies to the contract issued to your contract holder may be lower than the maximum amount noted above. For contracts with less than $5 million in assets, the maintenance fee will vary strictly by the total assets in the contract, the average participant balance, and the amount and type of compensation paid to those selling the contract. Due to factors on which the fee is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change, but it will never exceed the maximum of $30.

For contracts with assets equal to or greater than $5 million, the maintenance fee will generally be based on plan specific characteristics. Any reduction from the maximum amounts will reflect differences in expenses for administration based on such factors as:
- The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
- The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
- The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
- The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
- The amount and type of compensation paid to those selling the contract;
- The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
- The projected frequency of distributions; and
- The type and level of other factors that affect the overall administrative expense.

We will determine any reduction of the annual maintenance fee on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Daily Asset Charge

Maximum Amount. The maximum charge during the accumulation phase is 1.75% annually of your account value invested in the subaccounts. The actual charge that applies to your contract will depend on the level of assets with the Company, average participant balance, and the compensation paid to those distributing the contract. During the income phase, the charge is 1.25% annually of your account value invested in the subaccounts during the income phase. We may charge a different fee for different funds (but not beyond the maximum amount).

When/How. This fee is deducted daily from the subaccounts. We do not deduct this fee from the Fixed Plus Account II.

Purpose. This fee compensates us for the risks we assume under the contracts and the expenses we expect to incur in administering the contract. It consists of the following components:

- The mortality risk component is the risk associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits and other payments we make to owners or beneficiaries of the accounts;
- The expense risk component is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge; and
- The administrative charge component is designed to help defray our administrative expenses that cannot be covered by the mortality risk component and/or the expense risk component.

If the amount we deduct for this fee is not enough to cover our risks and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Reduction. The actual charge that applies to a contract may be lower than the maximum amounts noted above. For contracts with less than $5 million in assets, the daily asset charge will vary strictly by the total assets in the contract, the average participant balance, and the amount and type of compensation being paid to those who sell the contract. Due to factors on which the charge is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change but it will never exceed the maximum.

For contracts with assets equal to or greater than $5 million, the daily asset charge will generally be based on plan specific characteristics. Any reduction from the maximum amounts will reflect differences in expenses for administration based on such factors as:

- The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
- The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
- The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
- The frequency, consistency and method of submitting payments and loan repayments;
- The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
- The amount and type of compensation paid to those selling the contract;
- Whether a guaranteed death benefit has been selected by the contract holder;
- The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
- The projected frequency of distributions; and
- The type and level of other factors that affect the overall administrative expense.

Due to factors on which the charge is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change.

We will determine any reduction of the daily asset charge on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Subaccount Administrative Adjustment Charge

Maximum Amount. 0.80%. For contracts issued before May 1, 2004 (or state regulatory approval of the maximum 0.80% charge, whichever is later), the maximum subaccount administrative adjustment charge is 0.50%.

When/How. This fee is only deducted daily from the subaccounts for a select group of investment options. The charge will vary by investment option, but will never exceed the maximum amount. The investment options where this fee applies and the current charges are noted on the following page:

Fund or Fund Family	Charge	Fund or Fund Family	Charge
Alger Fund Family (Class A)	0.10%	ING Opportunistic LargeCap Portfolio (Class I)	0.15%
AllianceBernstein Growth and Income Fund, Inc. (Class A)	0.20%	ING Pioneer Equity Income Portfolio (Class I)	0.35%
Allianz NFJ Fund Family (Class A)	0.20%	ING Pioneer Fund Portfolio (Class I)	0.35%
Amana Fund Family	0.25%	ING Pioneer Mid Cap Value Portfolio (Class I)	0.35%
American Century Inflation-Adjusted Bond Fund (Investor Class)	0.35%	ING Russell^{TM} Large Cap Index Portfolio (Class I)	0.25%
Ariel Fund Family	0.35%	ING Russell^{TM} Mid Cap Index Portfolio (Class I)	0.25%
Artisan International Fund (Investor Shares)	0.25%	ING Russell^{TM} Small Cap Index Portfolio (Class I)	0.25%
BlackRock Equity Dividend Fund (Investor A Shares)	0.10%	ING SmallCap Opportunities Portfolio (Class I)	0.20%
BlackRock Mid Cap Value Opportunities Fund (Class A)	0.10%	ING Strategic Allocation Fund Family (Class I)	0.15%
CRM Mid Cap Value Fund (Investor Shares)	0.20%	ING Templeton Global Growth Portfolio (Class I)	0.20%
Columbia Fund Family (Class A)	0.20%	ING U.S. Bond Index Portfolio (Class I)	0.25%
Dodge & Cox Fund Family	0.50%	Invesco Fund Family (Class A)	0.15%
Fidelity® Advisor New Insights Fund (Institutional Class)	0.40%	Invesco Global Health Care Fund (Investor Class)	0.15%
Fidelity® VIP Fund Family (Initial Class)	0.40%	Invesco Van Kampen Small Cap Value Fund (Class A)	0.20%
Franklin® Fund Family (Class A and Class 2)	0.20%	Lazard Portfolio Family (Open Shares)	0.20%
ING Balanced Portfolio (Class I)	0.25%	Lord Abbett Fund Family (Class A)	0.20%
ING BlackRock Science and Technology Opportunities Portfolio (Class I)	0.15%	Massachusetts Investors Growth Stock Fund (Class A)	0.25%
ING FMR^{SM} Diversified Mid Cap Portfolio (Class S)	0.05%	Neuberger Berman Fund Family (Trust Class)	0.35%
ING Growth and Income Portfolio (Class I)	0.35%	Oppenheimer Fund Family (Class A)	0.20%
ING Growth and Income Portfolio (Class S)	0.10%	Pax World Balanced Fund	0.20%
ING Index Plus LargeCap Portfolio (Class I)	0.40%	PIMCO VIT Real Return Portfolio (Administrative Class)	0.25%
ING Index Plus MidCap Portfolio (Class I)	0.40%	Pioneer Fund Family (Class A)	0.20%
ING Index Plus Small Cap Portfolio (Class I)	0.40%	Pioneer Emerging Markets VCT Portfolio (Class I)	0.35%
ING Intermediate Bond Portfolio (Class I)	0.35%	Royce Total Return Fund (K Class)	0.10%
ING International Index Portfolio (Class I)	0.25%	Templeton Foreign Fund (Class A)	0.20%
ING Investors Trust Fund Family (Class S)	0.10%	Thornburg International Value Fund (Class R4)	0.10%
ING Lord Abbett Growth and Income Portfolio (Class I)	0.20%	Vanguard® Variable Insurance Fund Family	0.60%
ING Money Market Portfolio (Class I)	0.50%	Wanger Fund Family	0.20%
ING Oppenheimer Global Portfolio (I Class)	0.25%	Wells Fargo Advantage Special Small Cap Value Fund (Class A)	0.05%

Purpose. This fee is used to help defray additional expense risk due to the decreased level of revenue that the Company receives in connection with the investment options. Due to possible changes in revenue received from each investment option, it is possible that a fee may increase or decrease over time, but it will never exceed the maximum. We will notify you in advance of any such increase. The risk is that actual expenses we incur under the contracts in connection with amounts invested in the funds will exceed the maximum amounts that we can charge.

Transferred Asset Benefit Charge

Maximum Amount. 1.00% (0.50% for contracts issued prior to September 27, 2010, or upon state regulatory approval of the maximum 1.00% charge, whichever is later.)

When/How. This fee is only charged when a contract holder elects the transferred asset benefit ("TAB") option. If charged, this fee is deducted daily from the subaccounts during the accumulation phase. It is not deducted from the Fixed Plus Account II. The fee will apply for a period of time not to exceed 7 contract years, and will apply to all participants during this time period, even if they do not receive the benefit of the TAB.

Purpose. The fee helps defray costs that the Company incurs in offering the TAB option. This option is designed to offset charges that may apply when assets are transferred from another financial provider who has imposed a cancellation penalty on the transfer. The Company will apply a dollar amount not to exceed 5% of the total plan assets transferred to the Company and will apply a transferred asset benefit charge for a period not to exceed 7 contract years. The number of contract years during which the fee will be assessed will depend on the dollar amount applied.

Reduction. This fee may be reduced if the dollar amount the Company applies is less than 0.50% of total plan assets transferred to the Company.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the **"FEE TABLE - Fund Fees and Expenses"** section of this prospectus, each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Revenue from the Funds

The Company may receive compensation from each of the funds or from the funds' affiliates. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, ING Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:
- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:
• Service fees;
• For certain share classes, compensation paid from 12b-1 fees; and
• Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2011, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

• Fidelity Investments®	• BlackRock, Inc.
• American Funds℠	• Ariel Mutual Funds
• Franklin® Templeton® Investments	• Alger Funds
• OppenheimerFunds, Inc.	• Artisan Funds
• Columbia Funds	• Allianz Global Investors
• PIMCO Funds	• T. Rowe Price Funds
• Wells Fargo Funds Management, LLC	• AllianceBernstein Investments
• Lord Abbett Funds	• CRM Funds
• Invesco Investments	• Eaton Vance Distributors, Inc.
• Amana Funds	• Thornburg Investment Management
• Pax World Funds	• Dodge & Cox Funds
• Pioneer Investments	• Victory Funds
• American Century Investments®	• Royce Funds
• Neuberger Berman Management, Inc.	

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2011, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

Fund of Funds

Certain funds may be structured as "fund of funds" or "Master-Feeder" funds. These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds may be affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. **See "TAX CONSIDERATIONS."**

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- Account dollars directed to the fixed interest options, including interest earnings to date; less
- Any deductions from the fixed interest options (e.g. withdrawals); plus
- The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the separate account subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The value of accumulation units varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the daily asset charge, the subaccount administrative adjustment charge (if any), and the transferred asset benefit charge (if applicable). **We discuss these deductions in more detail in "FEE TABLE" and "FEES."**

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the daily asset charge, the transferred asset benefit charge (if applicable) and subaccount administrative adjustment charges (if any), and any other fees deducted daily from investments in the separate account. **See "FEES."**

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of subaccount A and 80 accumulation units of subaccount B.

Step 1: An investor contributes $5,000.

Step 2:
- He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
- He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

$5,000 contribution

Step 1 ‖

ING Life Insurance and Annuity Company

Step 2 ‖

Variable Annuity Account C		
Subaccount A 300 accumulation units	Subaccount B 80 accumulation units	Etc.

‖   **Step 3**   ‖

Fund A		Fund B

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in **"CONTRACT PURCHASE AND PARTICIPATION."** Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the NYSE will purchase subaccount accumulation units at the AUV computed after the close of the NYSE on that day. The value of subaccounts may vary day to day.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. **See "INCOME PHASE"** for additional information about transfers during the income phase. Transfers from the Fixed Plus Account II are restricted as outlined in **APPENDIX I** and the contract. Transfers may be requested in writing, by telephone or, where available, electronically, subject to restrictions that may be imposed by the Company. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company,"** or if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number ("PIN") to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
* Increased trading and transaction costs;
* Forced and unplanned portfolio turnover;
* Lost opportunity costs; and
* Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
* Meets or exceeds our current definition of Excessive Trading, as defined below; or
* Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:
* More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
* Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:
* Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
* Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
* Purchases and sales of fund shares in the amount of $5,000 or less;
* Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
* Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Contact Center or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

Dollar Cost Averaging Program. The contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this service. However, you must have an account value of at least $5,000 before you can participate in the dollar cost averaging program. Dollar cost averaging is a system of investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

Dollar cost averaging is not available if you elect to participate in the account rebalancing program. Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

Account Rebalancing Program. Under some contracts you may participate in account rebalancing. Account rebalancing allows you to reallocate your account value to match your current investment allocations. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may participate in this program by completing the account rebalancing election form or by contacting the Company at: ING Life Insurance and Annuity Company, Technical Services, One Orange Way, Windsor, CT 06095-4774, phone: 1-800-262-3862, fax: 1-800-643-8143.

Account rebalancing is not available if you elect to participate in the dollar cost averaging program. Subaccount reallocations or changes outside of the account rebalancing program may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the Fixed Plus Account II and other restrictions **(see "WITHDRAWALS - Withdrawal Restrictions" on the following page)**, the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan, must:

- Select the withdrawal amount;
  - ▷ Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts and the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment), minus any applicable early withdrawal charge, maintenance fee, or redemption fees, plus the amount available for withdrawal from the Fixed Plus Account II; or
  - ▷ Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees and by any applicable early withdrawal charge for amounts withdrawn from the subaccounts or the Guaranteed Accumulation Account, and any positive or negative market value adjustments for amounts withdrawn from the Guaranteed Accumulation Account. The amount available from the Fixed Plus Account II may be limited;
- Select investment options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value; and
- Properly complete a disbursement form and submit it to the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

For a description of limitations on withdrawals from the Fixed Plus Account II, **see APPENDIX I.**

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:
- As of the next valuation date after we receive a request for withdrawal in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company"**; or
- On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment no later than seven calendar days following our receipt of your disbursement form in good order.

Reinvestment Privilege. The contract allows for a one-time use of a reinvestment privilege. Within 30 days after a full withdrawal, if allowed by law, you may elect to reinvest all or a portion of the proceeds. We must receive reinvested amounts within 60 days of the withdrawal. We will credit the account for the amount reinvested based on the subaccount values next computed following our receipt of your request and the amount to be reinvested. We will reinvest in the same investment options and proportions in place at the time of withdrawal. Special rules apply to reinvestment of amounts withdrawn from the Guaranteed Accumulation Account. **See APPENDIX II**. Seek competent advice regarding the tax consequences associated with reinvestment.

Deductions for Taxes

Amounts withdrawn may be subject to tax penalties and withholding. **See "TAX CONSIDERATIONS."** To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below:

- Section 403(b)(11) of the Tax Code prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship, of the following:
    - ▷ Salary reduction contributions made after December 31, 1988;
    - ▷ Earnings on those contributions; and
    - ▷ Earnings on amounts held before 1989 and credited after December 31, 1988 (these amounts are not available for hardship withdrawals). Other withdrawals may be allowed as provided for under the Tax Code or regulations.
- The contract may require that the contractholder certify that you are eligible for a distribution.

Effective January 1, 2009, 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. **See "TAX CONSIDERATIONS - Distributions – Eligibility – 403(b) and Roth 403(b) Plans."**

Waivers of Early Withdrawal Charge and Fixed Plus Account II Full Withdrawal Provisions. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges or the Fixed Plus Account II full withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001).

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. No early withdrawal charge applies to amounts paid out under systematic distribution options. To determine what systematic distribution options are available, check with the contract holder or the Company. The Company reserves the right to discontinue the availability of one or all of the systematic distribution options at any time, and/or to change the terms for future elections.

Systematic distribution options currently available under the contract include the following:

- **SWO--Systematic Withdrawal Option.** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan); and
- **ECO--Estate Conservation Option.** ECO also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's required minimum distribution. Under ECO, the Company calculates the minimum distribution amount required by law at age 70½ (for certain plans, 70½ or retirement, if later) and pays you that amount once a year.

Features of a Systematic Distribution Option

If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or by contacting us at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, makes the election of a systematic distribution option. For some contracts, the contract holder must provide the Company with certification that the distribution is in accordance with terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a systematic distribution option (other than for accounts that are part of 457 plan contracts issued to non-governmental, tax exempt employers), you may revoke it at any time through a written request to the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** Once revoked, an option may not be elected again, until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. **See "TAX CONSIDERATIONS."**

LOANS

Availability. If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Some contracts restrict loans from your employer account. Loans are only allowed from amounts allocated to certain subaccounts and the Fixed Plus Account II. Additional restrictions may apply under the Tax Code, your plan, or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. Generally loans are only available from 403(b) plans utilizing contracts described in this prospectus. Loans are not available from Roth 401(k) or Roth 403(b) contracts or accounts, and the participant Roth 401(k) or Roth 403(b) account is excluded from the amount available for loan. For Tax Code section 401(a), 401(k) or 457(b) plans where the sponsor has elected to offer loans administered outside the group annuity contract, additional fees may be charged by a third party administrator. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Unless specifically permitted by the terms of your plan and supported by your plan's administrator and record keeper, a loan is not available from your Roth 457(b) account. Absent such an exception, this means that although your Roth 457(b) account may be included in the calculation of the amount available for loan ("lienable"), the amount of your Roth 457(b) account may not be part of a loan ("loanable"). Accordingly, the amount available for a full or partial withdrawal from a Participant Roth Account will not be reduced by any outstanding loan balance. Further, in the event of a loan default, no amount of the outstanding loan balance will be deducted from your 457(b) Roth account.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** Read the terms of the loan agreement before submitting any request.

Loan Interest. Interest will be applied on loaned amounts. The difference between the rate charged and the rate credited on loans under your contract is currently 2.5% per annum (i.e., a 2.5% loan interest rate spread). We reserve the right to apply a loan interest rate spread of up to 3.0% per annum.

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary) as follows:

- Under contracts issued in connection with most types of plans except voluntary 403(b) plans (including Roth 403(b) plans), the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary); and
- Under contracts issued in connection with voluntary 403(b) plans (including Roth 403(b) plans), you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

During the Income Phase

This section provides information about the accumulation phase. For death benefit information applicable to the income phase, **see "INCOME PHASE."**

During the Accumulation Phase

Payment Process:
- Following your death, the contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company"** we will mail payment, unless otherwise requested.

Until one of the benefit payment options listed below is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. If you die during the accumulation phase of your account, the following payment options are available to your beneficiary, if allowed by the Tax Code:
- Lump-sum payment;
- Payment under an available income phase payment option **(see "INCOME PHASE - Payment Options")**; and
- Payment under an available systematic distribution option (subject to limitations) **(see "SYSTEMATIC DISTRIBUTION OPTIONS")**.

The account value may also remain invested in the contract; however, the Tax Code limits how long the death benefit proceeds may be left in this option.

Payment of Death Benefit or Proceeds

Subject to state law conditions and requirements, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made into an interest bearing retained asset account that is backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC").** The beneficiary may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to make a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract. A beneficiary should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax advisor before choosing a settlement or payment option.

A beneficiary may request additional information about the retained asset account and the draftbook feature or may elect to receive payment of the Proceeds by check rather than through the account's draftbook feature by contacting us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**"

Death Benefit Calculation. The death benefit will be based on your account value. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in **APPENDIX II** and in the Guaranteed Accumulation Account prospectus.

The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order.

Most contracts provide a guaranteed death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death. For those contracts, the guaranteed death benefit is the greater of:

- Your account value on the day that notice of death and request for payment are received in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company,"** plus any positive aggregate market value adjustment that applies to amounts allocated to the Guaranteed Accumulation Account; or
- The sum of payments (minus any applicable premium tax) made to your account, minus withdrawals made from your account and any outstanding loan amount.

In the event that the contract beneficiary does not request payment of the death benefit as a lump sum or as an income phase option within six months of your death, the amount of the death benefit is the account value as of the next valuation following our receipt of acceptable proof of death and the payment request in good order. See the contract or certificate for treatment of amounts held in the Guaranteed Accumulation Account.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. **See "TAX CONSIDERATIONS"** for additional information.

INCOME PHASE

During the income phase you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:

- Start date;
- Income phase payment option (see the income phase payment options table in this section);
- Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed or variable income phase payments;
- Selection of an assumed net investment rate (only if variable income phase payments are elected); and
- Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payment Amounts? Some of the factors that may affect income phase payment amounts include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether you select variable or fixed payments.

Fixed Income Phase Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Income Phase Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select, based on what subaccounts are available during the income phase at the time you make your selection. Not all subaccounts available during the accumulation phase may be available during the income phase. We currently allow you to choose up to 18 subaccounts at any one time and we allow 12 free transfers per calendar year. We reserve the right to allow additional transfers in excess of 12 per calendar year. For variable payments, an assumed net investment rate must be selected.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected.

For more information about selecting an assumed net investment rate, request a copy of the SAI by calling us. **See "CONTRACT OVERVIEW - Questions: Contacting the Company."**

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial income phase payment will be, while future payments will increase each year at a greater rate.

Generally, this feature is not available with cash refund payment options.

Charges Deducted. When you select an income payment phase option (one of the options listed in the tables on the following page), a daily asset charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality, expense and administrative risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

Required Minimum Payment Amounts. The first payment amount must meet the minimums stated in the contract. This amount is currently $50 per month or $250 per year, but the Company reserves the right to increase these amounts, if allowed by state law, based on increases reflected in the Consumer Price Index - Urban (CPI-U) since July 1, 1993. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following income phase payment option table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

ayment of Death Benefit or Proceeds

Subject to state law conditions and requirements, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made into an interest bearing retained asset account that is backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC").** The beneficiary may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to make a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract. A beneficiary should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax advisor before choosing a settlement or payment option.

A beneficiary may request additional information about the retained asset account and the draftbook feature or may elect to receive payment of the Proceeds by check rather than through the account's draftbook feature by contacting us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**"

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. **See "TAX CONSIDERATIONS."**

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts may restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the Tables:
- **Annuitant -** The person(s) on whose life expectancy the income phase payments are calculated; and
- **Beneficiary -** The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit--None:** All payments end upon the annuitant's death.
Life Income-- Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Death Benefit--Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income-- Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** • When you select this option you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit--None:** All payments end after the death of both annuitants.
Life Income-- Two Lives-- Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit--Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income-- Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit--Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income-- Two Lives-- Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit--Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Nonlifetime Income Phase Payment Options	
Nonlifetime-- Guaranteed Payments*	**Length of Payments:** Payments will continue for 5-30 years based upon the number of years you choose when selecting this option. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit--Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, any remaining guaranteed payments will continue to the beneficiary unless the beneficiary elects to receive the present value of the remaining guaranteed payments in a lump sum.

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* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until you're age 95.

Lump-Sum Payment: If the Nonlifetime--Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before five years of income phase payments have been completed (as specified by the contract) will be treated as a withdrawal during the accumulation phase and if the election is made during an early withdrawal charge period, we will charge the applicable early withdrawal charge. **See "FEES - Early Withdrawal Charge."** Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

Calculation of Lump-Sum Payments: If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the 3.5% or 5% assumed net investment rate for variable payments).

TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) may influence the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

> **In this Section:**
>
> - **Introduction;**
>
> - **Taxation of Qualified Contracts;**
>
> - **Possible Changes in Taxation; and**
>
> - **Taxation of the Company.**
>
> When consulting a qualified tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a qualified tax adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.

Qualified Contracts

The contract described in this prospectus may be purchased on a tax-qualified basis ("qualified contracts"). Qualified contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under sections 401(a), 401(k), 403(b) or 457(b) of the Tax Code. **Employers or individuals intending to use the contract with such plans should seek qualified legal advice.**

Roth Accounts. Tax Code section 402A allows employees of certain private employers offering 401(k) plans, employees of public schools and certain Tax Code section 501(c)(3) organizations offering 403(b) plans, and employees of certain governmental employers offering 457(b) plans to contribute after-tax salary contributions to a Roth 401(k), Roth 403(b) and Roth 457(b) account, respectively. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:
- Sections 401(a) and 401(k) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees;
- Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement; and
- Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan may be a 457(b) (eligible) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly-compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account.

Special Considerations for Section 403(b) Plans. In addition to being offered as an investment option under the contract, shares of certain funds are also offered for sale directly to the general public. A list of these funds is provided in the **"INVESTMENT OPTIONS - Risks of Investing in the Funds - Public Funds."** In order to qualify for favorable tax treatment under Tax Code section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code section 403(b), notwithstanding that contract premiums are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a qualified tax adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 does not specifically address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code section 403(b). You should consider consulting with a qualified tax adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

Special Considerations for Section 457 Plans. Under 457(b) plans of non-governmental employers, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(b) plans of governmental employers, on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Taxation

The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (e.g. annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract holders, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the language of the contract, unless we consent to be so bound.

Generally, contract holders, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek qualified legal and tax advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with a qualified tax adviser in connection with contributions to a qualified contract.

401(a), 401(k), Roth 401(k), 403(b), and Roth 403(b) Plans. The total annual contributions (including pre-tax and Roth 401(k) or Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $50,000 (as indexed for 2012). Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k), 403(b), or Roth 403(b) plan to generally no more than $17,000 (2012). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) and Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable. Roth 401(k) and Roth 403(b) salary reduction contributions are made on an after-tax basis.

457(b) and Roth 457(b) Plans. The total annual contributions (including pre-tax and Roth 457(b) after-tax salary reduction contributions) made by you and your employer to a 457(b) or Roth 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $17,000 (as indexed for 2012). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code section 401(k), Roth 401(k), 403(b), Roth 403(b), and 125 cafeteria plans in addition to any deferrals to the 457(b) or Roth 457(b) plan.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or a Roth 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:
- $5,500; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional special catch-up provisions may be available for 457(b) plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the catch-up contribution provisions referenced above. Specifically, a participant may elect to defer the larger of: the applicable dollar amount, which for 2012 is $17,000, plus the catch-up contribution limit of $5,500 (2012); or the applicable dollar amount plus the Special 457 Catch-up. For advice with respect to these catch-up provisions, please consult a qualified tax adviser.

Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

401(a), 401(k), 403(b) and Governmental 457(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred over to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

10% Penalty Tax. The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k) or 403(b) plan (or amounts from a governmental 457(b) plan that are attributable to rollovers from such plans) unless certain exceptions, including one or more of the following, have occurred:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the plan sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) and 403(b) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b). A partial or full distribution of purchase payments to a Roth 401(k), Roth 403(b) or a Roth 457(b) account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k), Roth 403(b) or a Roth 457(b) account is defined as a distribution that meets the following requirements:
- The distribution occurs after the five-year taxable period measured from the earlier of:
  - ▷ The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code section 402A;
  - ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  - ▷ The first taxable year in which you made an in-plan Roth rollover of vested non-Roth amounts otherwise eligible for distribution under the same plan; and
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Distributions - Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may only occur upon your:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62 under a phased retirement provision if available under your plan as described in the Pension Protection Act of 2006; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) and Roth 401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account, may only occur upon your:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship; or
- Termination of the plan (assets must be distributed within 1 year).

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) and Roth 403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code section 403(b)(11) may only occur upon your:
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship;
- Termination of the plan (assets must be distributed within 1 year); or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009 and for any contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

457(b) and Roth 457(b) Plans. Under 457(b) and Roth 457(b) plans, distributions may not be made available to you earlier than:
- The calendar year you attain age 70½;
- When you experience a severance from employment; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

Lifetime Required Minimum Distributions (401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules dictate the following:
- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:
- Under 401(a), 401(k), and governmental 457(b) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime required minimum distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions upon Death (401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2012, your entire balance must be distributed to the designated beneficiary by December 31, 2017. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
• Over the life of the designated beneficiary; or
• Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
• December 31 of the calendar year following the calendar year of your death; or
• December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans of Governmental Employers. Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Wage withholding is not required on payments to designated beneficiaries.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status. Section 1441 does not apply to participants in 457(b) plans of non-governmental employers, and we may require additional documentation prior to processing any requested distribution.

In-Plan Roth Rollovers

Tax Code section 401(k), 403(b) and governmental 457(b) plans may add a "qualified Roth contribution program," under which employees can forgo the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 401(k), Roth 403(b) or Roth 457(b) account), vested non-Roth amounts otherwise eligible for distribution may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Amounts rolled-over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b)" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code section 72(t) that would normally apply to distributions from a 401(k) or 403(b) plan (or from a governmental 457(b) plan to the extent such amounts are attributable to rollovers from a 401(a), 401(k), 403(a) or 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

The tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek qualified legal and tax advice regarding your particular situation.

Assignment and Other Transfers

401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

Same-Sex Marriages

Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser. In some states, to the extent that an annuity contract or certificate accords to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any contract holder's spouse.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

CONTRACT DISTRIBUTION

General

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the FINRA and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with ING Financial Advisers, LLC. We refer to these broker-dealers as "distributors." The following distributors are affiliated with the Company and have entered into selling agreements with ING Financial Advisers, LLC for the sale of our variable annuity contracts:
• ING Financial Partners, Inc.
• Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through ING Financial Advisers, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives install and service contracts, provide product explanations, and periodically review participants' retirement needs as well as the investment options available under the contract. To permit these sales representatives to balance the needs of their clients with their own business operations, the Company provides them with a range of commission options to choose from.

Registered Representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets and recurring payments made during the first year of the participant account or first contract year range from 0% to 3%. After the first year of the participant account, renewal commissions up to 2% may be paid on recurring payments up to the amount of the maximum of prior year's payments, and commissions of up to 3% may be paid on recurring payments in excess of this amount. In addition, the Company may pay up to 2% on transferred assets and an asset-based commission ranging up to 0.50%. Individual representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 3% of total premium payments. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company.

The level of commission paid on a particular contract affects the level of charges under the contract, including the daily asset charge and the applicability of an early withdrawal charge schedule. Because your registered representative may select the level of compensation he or she receives in connection with the sale of the contract, he or she may have a financial incentive to recommend this contract over other contracts. You should discuss with your registered representative the level of compensation he or she will choose in connection with the sale of this contract and how that compensation may compare with compensation available under other products or contracts your registered representative feels may be suitable for you. For more information about the compensation options available to your registered representative and how they impact the daily asset charge under your contract, see the **"Offering and Purchase of Contracts"** section of the SAI.

To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with premium payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through ING Financial Advisers, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:
• Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
• Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
• Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
• Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
• Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2011, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- ING Financial Partners, Inc.
- Symetra Investment Services, Inc.
- LPL Financial Corporation
- American Portfolios Financial Services, Inc.
- Morgan Stanley Smith Barney LLC
- Walnut Street Securities, Inc.®
- Financial Network Investment Corporation
- Lincoln Financial Group
- Morgan Keegan and Company, Inc.
- Financial Telesis Inc./Jhw Financial Services Inc.
- Lincoln Investment Planning, Inc.
- NFP Securities, Inc.
- Northwestern Mutual Investment Services, LLC
- Multi-Financial Securities Corporation
- Cadaret, Grant & Co., Inc.
- Securities America, Inc.
- RBC Capital Markets, LLC
- Tower Square Securities, Inc.®
- SagePoint Financial, Inc.
- PlanMember Securities Corporation
- National Planning Corporation
- Queens Road Securities, LLC
- Royal Alliance Associates, Inc.
- ProEquities, Inc.
- Woodbury Financial Services, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative, along with the ability of the registered representative to select from various compensation options, may provide that registered representative a financial incentive to promote our contracts and/or services over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Administrators. Some retirement plans utilize the services of third party administrators (TPAs). In certain situations, the Company may make payments to select TPAs intended to partially reimburse the cost of providing certain services (*e.g.,* takeover related servicing, participant enrollment and education services) of value to the Company. The Company also hosts several TPA conferences each year, which provide a forum for an exchange of ideas in our product initiatives and how well those initiatives are meeting market needs. Attendees may be reimbursed for all or a portion of their attendance costs and may receive meals and entertainment at the conference. Your TPA may informally consult with you and/or your sales professional on the retirement plan provider that would work best with your plan. The payments the Company makes to TPAs may provide your TPA with a financial incentive to recommend working with our Company over other companies whose products may be suitable for you. You may wish to inquire about whether your TPA receives payments from us and take those payments into consideration as part of your purchase decision.

Third Party Compensation Arrangements. Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, we may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program-related administration.

OTHER TOPICS

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., annual maintenance fees, daily asset charges, subaccount administrative adjustment charges (if any), transferred asset benefit charge (if applicable), and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. If we reflected this charge in the calculation, it would decrease the level of performance reflected by the calculation. Non-standardized returns may also include monthly, quarterly, year-to-date and three-year periods, and may include returns calculated from the fund's inception date and/or the date the fund was added to the separate account.

Contract Modification

We may change the contract as required by federal or state law by notifying the contract holder at least 30 calendar days before the change becomes effective. In addition, the contract may be changed at any time, except for a reduction in the minimum guaranteed interest rate for the Fixed Plus Account II, by written mutual agreement between the contract holder and the Company. We may, upon 60 days' written notice to the contract holder, make unilateral changes to certain provisions of the contracts that would apply only to individuals who became participants under the contract after the effective date of such changes. If a contract holder indicates that it does not agree to a change by providing notice to us that we receive at least 30 calendar days before the date the change becomes effective, we reserve the right to refuse to establish new accounts under the contract and to discontinue accepting payments to existing accounts.

In addition, we reserve the right, without contract holder consent, to change the tables for determining the amount of income phase payments or the income phase payment options available. Any such change will not take effect until at least 12 months after the contract effective date or until at least 12 months after any previous change. Such a change would not apply to accounts established before the date the change becomes effective.

We reserve the right to amend the contract to include any future changes required to maintain the contract as a designated Roth 401(k) and/or Roth 403(b) annuity contract (or Roth 401(k) and/or Roth 403(b) account) under the Tax Code, regulations, IRS rulings and requirements.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
• On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;

- When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; or
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $10,000, this value is not due to negative investment performance, and no purchase payments have been received within the previous twelve months. We will notify you or the contract holder 90 days prior to terminating the account. If we exercise this right we will not deduct an early withdrawal charge.

Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling us at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company.**"

APPENDIX I
FIXED PLUS ACCOUNT II

The Fixed Plus Account II is an investment option available during the accumulation phase.

Amounts allocated to the Fixed Plus Account II are held in the Company's general account which supports insurance and annuity obligations.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account II have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account II has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investment in or transfers to the Fixed Plus Account II. If we waive these transfer limits, we reserve the right to reinstate these limits without notice. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account II transfer or withdrawal in the prior 12-month period. Under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account II for a period of up to six months or as provided by state or federal law.

Interest Rates. The Fixed Plus Account II guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality, expense and administrative risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. In the event that the transferred asset benefit option has been selected, the credited interest rate will be reduced in an amount not to exceed 1.00% (0.50% for contracts issued prior to September 27, 2010, or upon state regulatory approval of the maximum 1.00% charge, whichever is later), for a period not to exceed 7 years. This decrease in the credited interest rate will apply to all participants under the contract regardless of whether they receive the benefit of the TAB. For example, if your participation in the contract begins after the TAB is allocated to the contract, you will be subject to the decrease in the interest credited rate even though you did not receive any of the TAB. We assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II value as a partial withdrawal in each 12-month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option. We also waive the 20% limit for withdrawals due to your death before income phase payments begin. The waiver upon death may only be exercised once and must occur within six months after your date of death.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Requests for Full Withdrawals. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account II, with interest, in five annual payments equal to:
- One-fifth of the Fixed Plus Account II value on the day the request is received in good order, reduced by any Fixed Plus Account II withdrawals, transfers or amounts used to fund income phase payments or loans made during the prior 12 months;
- One-fourth of the remaining Fixed Plus Account II value 12 months later;
- One-third of the remaining Fixed Plus Account II value 12 months later;
- One-half of the remaining Fixed Plus Account II value 12 months later; and
- The balance of the Fixed Plus Account II value 12 months later.

Once we receive a request for a full withdrawal, no further withdrawals, loans or transfers will be permitted from the Fixed Plus Account II. A full withdrawal may be canceled at any time before the end of the five-payment period. No early withdrawal charges apply to full withdrawals from the Fixed Plus Account II.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account II five-installment payout for full withdrawals made due to one or more of the following:
- Due to your death during the accumulation phase if the amount is paid within six months of your death;
- Due to the election of a lifetime income phase payment option or a nonlifetime income phase payment option on a fixed basis;
- When the Fixed Plus Account II value is $2,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months;
- Due to financial hardship (or unforeseeable emergency) as defined by the Tax Code and regulations thereunder, if all of the following conditions are met:
  - ▷ If applicable, the hardship is certified by the employer;
  - ▷ The amount is paid directly to you; and
  - ▷ The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 20% of the average value of your account(s) and all other accounts under the relevant contract during that same period;
- Due to your separation from service with the employer, provided that all the following apply:
  - ▷ The withdrawal is due to your separation from service with your employer. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account II full withdrawal provision unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance;
  - ▷ Separation from service is documented in a form acceptable to us;
  - ▷ The amount withdrawn is paid directly to you; and
  - ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.

Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Charges. We do not make deductions from amounts in the Fixed Plus Account II to cover mortality, expense or administrative risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II in each rolling 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** We will reduce amounts allowed for transfer by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account II is less than or equal to $2,000. We may also waive the percentage limit on transfers depending upon the investment options selected by the contract holder.

If you transfer 20% of your account value held in the Fixed Plus Account II in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account II during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II value under any systematic distribution option.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II values are used for a loan.

APPENDIX II
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account (the "GAA") is a fixed interest option that may be available during the accumulation phase. Amounts applied to the GAA will be held in a nonunitized separate account within the Company's general account. This Appendix is only a summary of certain facts about the GAA. Please read the GAA prospectus before investing in this option. You may obtain a copy of the GAA prospectus by contacting us at the address or telephone number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

In General. Amounts that you invest in the GAA will earn a guaranteed interest rate if amounts are left in the GAA for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in the GAA, you will want to contact your local representative or the Company to learn:
- The interest rate we will apply to the amounts that you invest in the GAA. We change this rate periodically, so be certain that you know what rate we guarantee on the day your account dollars are invested into the GAA; and
- The period of time your account dollars need to remain in the GAA in order to earn that rate. You are required to leave your account dollars in the GAA for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the GAA. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond to, interest rates available on fixed income investments we may buy using deposits directed to the GAA. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends, competitive factors, and whether an interest rate lock is being offered for that guaranteed term under certain contracts. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Interest Rate Lock. Certain contracts may provide a 45 day interest rate lock in connection with external transfers into the GAA, which you must elect at the time you initiate the external transfer. Under this rate lock provision, if applicable, we will deposit external transfers to the deposit period offering the greater of (a) and (b) where:
- a) is the guaranteed interest rate for the deposit period in effect at the time we receive the rate lock election; and
- b) is the guaranteed interest rate for the deposit period in effect at the time we receive an external transfer from your prior provider.

If applicable, this rate lock will be available to all external transfers received for 45 days from the date we receive a rate lock election. In the event we receive an external transfer after this 45 day time period, it will be deposited to the deposit period in effect at the time we receive the external transfer, and will earn the guaranteed interest rate for that guaranteed term. Only one rate lock may be in effect at one time per contract - once a rate lock has been elected, that rate lock will apply to all external transfers received during that 45 day period, and you may not elect to begin a new rate lock period during that 45 day period.

Amounts subject to the rate lock will not be deposited until the external transfer has been received, and will not be credited interest until deposited. This could result in the deposit being credited interest for a shorter term than if a rate lock had not been elected. The cost of providing a rate lock may be a factor we consider when determining the guaranteed interest rate for a deposit period, which impacts the guaranteed interest rate for all investors in that guaranteed term.

Fees and Other Deductions. If all or a portion of your account value in the GAA is withdrawn, you may incur the following:
• Market Value Adjustment ("MVA") - as described in this Appendix and in the GAA prospectus;
• Tax Penalties and/or Tax withholding - **see "TAX CONSIDERATIONS"**;
• Early Withdrawal Charge - **see "FEES"**; and/or
• Maintenance Fee - **see "FEES".**

We do not make deductions from amounts in the GAA to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment. If you withdraw or transfer your account value from the GAA before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative.
• If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the GAA; and
• If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Under some contracts issued in New York, if you have elected ECO as described in **"SYSTEMATIC DISTRIBUTION OPTIONS,"** no MVA applies to amounts withdrawn from the GAA.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the GAA in order to earn the interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your local representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:
• Short-term-three years or less; and
• Long-term-ten years or less, but greater than three years.

At the end of a guaranteed term, the contract holder or you if permitted may:
• Transfer dollars to a new guaranteed term;
• Transfer dollars to other available investment options; or
• Withdraw dollars.

Deductions may apply to withdrawals. **See "Fees and Other Deductions" in this Appendix**.

Transfer of Account Dollars. Generally, account dollars invested in the GAA may be transferred among guaranteed terms offered through the GAA, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the GAA or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. The GAA cannot be used as an investment option during the income phase. The contract holder or you, if permitted, may notify us at least 30 days in advance to elect a variable payment option and to transfer your GAA dollars to any of the subaccounts available during the income phase.

Loans. You cannot take a loan from your account value in the GAA. However, we include your account value in the GAA when determining the amount of your account value we may distribute as a loan.

Reinstating Amounts Withdrawn from the GAA. If amounts are withdrawn from the GAA and then reinstated in the GAA, we will apply the reinstated amount to the current deposit period. The guaranteed annual interest rate, and guaranteed terms available on the date of reinstatement will apply. Amounts will be reinstated proportionately in the same way as they were allocated before withdrawal.

Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this Appendix relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by contacting us at the address and telephone number listed in "CONTRACT OVERVIEW – Questions: Contacting the Company." The number assigned to the registration statement for this offering is 333-180532.

APPENDIX III
PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT UNDER AN ANNUITY CONTRACT

For Plans under Sections 403(b) or 401(a)/(k) of the Code (Except Voluntary Section 403(b) Plans) (including Roth 403(b) and Roth 401(k) Plans)*

The employer has adopted a plan under Internal Revenue Code Sections 403(b) (including Roth 403(b)), 401(a)/(k) (including Roth 401(k)) ("Plan") and has purchased an ING Life Insurance and Annuity Company ("Company") group variable annuity contract ("Contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an Employee Account, and by the employer to an Employer Account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the Contract Holder, as the participant's agent for the purposes of all transactions under the Contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:
- The participant owns the value of his/her Employee Account subject to the restrictions of Sections 403(b), 401(a)/(k) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Sections 403(b), 401(a)/(k), the participant has ownership in the value of his/her Employer Account;
- The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company;
- The employer may permit the participant to make investment selections under the Employee Account and/or the Employer Account directly with the Company under the terms of the Contract. Without the employer's written permission, the participant will be unable to make any investment selections under the Contract;
- On behalf of the participant, the employer may request a loan in accordance with the terms of the Contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner; and
- In the event of the participant's death, the employer is the named Beneficiary under the terms of the Contract. The participant has the right to name a personal Beneficiary as determined under the terms of the Plan and file that Beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

_____

* Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan and under individual contracts, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. **See "TAX CONSIDERATIONS - Distributions – Eligibility – 403(b) and Roth 403(b) Plans."** See the contract or your certificate (if applicable) to determine who holds rights under the contract.

APPENDIX IV
FUND DESCRIPTIONS

*Certain funds offered under the contracts have limited availability as follows:

- Allianz NFJ Small-Cap Value Fund is only available to plans offering the fund prior to May 6, 2005.
- The Columbia Diversified Equity Income Fund (Class R3) is available only to plans that have invested in the fund prior to January 1, 2011 or have approved the fund as an investment prior to January 1, 2011 and then have invested in the fund by March 31, 2011.
- The Columbia High Yield Bond Fund (Class R3) is available only to plans that have invested in the fund prior to January 1, 2011 or have approved the fund as an investment prior to January 1, 2011 and then have invested in the fund by March 31, 2011.
- The ING Growth and Income Portfolio (Class I) is available only to those contracts that were offering the ING Opportunistic LargeCap Portfolio (Class I) as of the August 20, 2010.
- The ING Growth and Income Portfolio (Class S) is available only to those contracts that were offering the ING Growth and Income Portfolio II (Class S) as of August 7, 2009.
- The ING Large Cap Growth Portfolio (Class I) is available only to those contracts that were offering the ING Lord Abbett Growth and Income Portfolio (Class I) and the ING Pioneer Equity Income Portfolio (Class I) prior to January 21, 2011. Class S shares remain available for investment under the contract.
- The ING Large Cap Value Portfolio (Class I) is available only to those contracts that were offering the ING Pioneer Equity Income Portfolio (Class I) prior to July 27, 2007. Class S shares remain available for investment under the contract.
- The ING Pioneer Fund Portfolio (Class I) is available only to those contracts that were offering the Pioneer Fund VCT Portfolio (Class I) prior to July 27, 2007. Class S shares remain available for investment under the contract.
- The ING Pioneer Mid Cap Value Portfolio (Class I) is available only to those contracts that were offering the Pioneer Mid Cap Value VCT Portfolio (Class I) prior to July 27, 2007. Class S shares remain available for investment under the contract.
- The ING Small Company Portfolio (Class I) is only available to plans offering the fund prior to April 29, 2011.
- The ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I) are available only to plans that were offering I Class prior to November 3, 2005. Class S shares remain available for investment under the contract.
- The ING Templeton Global Growth Portfolio (Class I) is available only to those contracts that were offering the Templeton Growth Fund, Inc. (Class A) prior to July 27, 2007. Class S shares remain available for investment under the contract.
- The ING Value Choice Fund (Class A) is available only to shareholders of record as of July 29, 2011, and plans offering the fund prior to October 31, 2011.
- Lazard Emerging Markets Equity Portfolio (Open Shares) is only available to plans offering the portfolio prior to July 19, 2010.
- Lord Abbett Developing Growth Fund is only available to plans offering the fund prior to January 15, 2012.
- Lord Abbett Mid Cap Stock Fund, Inc. is only available to plans offering the fund prior to September 1, 2005.
- Lord Abbett Research Fund, Inc. - Small-Cap Value Series is only available to plans offering the fund prior to September 1, 2005.
- T. Rowe Price Mid-Cap Value Fund is only available to plans offering the fund prior to February 25, 2005.

List of Fund Name Changes

Former Fund Name	New Fund Name
ING Baron Small Cap Growth Portfolio	ING Baron Growth Portfolio
ING International SmallCap Multi-Manager Fund	ING International SmallCap Fund
Lord Abbett Mid-Cap Value Fund	Lord Abbett Mid Cap Stock Fund, Inc.
Lord Abbett Small-Cap Value Fund	Lord Abbett Research Fund, Inc. - Small-Cap Value Series

The investment results of the mutual funds ("funds") are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "CONTRACT OVERVIEW - Questions," by accessing the SEC's web site or by contacting the SEC Public Reference Branch. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Alger Capital Appreciation Fund **Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger Green Fund **Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.
AllianceBernstein Growth and Income Fund, Inc. **Investment Adviser:** AllianceBernstein, L.P.	Seeks long-term growth of capital.

Allianz NFJ Dividend Value Fund
 	
    Investment Adviser: Allianz Global Investors Fund Management LLC
 	
    Subadviser: NFJ Investment Group LLC ("NFJ")
	Seeks long-term growth of capital and income.

Allianz NFJ Small-Cap Value Fund
 	
    Investment Adviser: Allianz Global Investors Fund Management LLC
 	
    Subadviser: NFJ Investment Group LLC. ("NFJ")
	Seeks long-term growth of capital and income.

Amana Growth Fund **Investment Adviser:** Saturna Capital Corporation	Seeks long-term capital growth, consistent with Islamic principles.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Amana Income Fund **Investment Adviser:** Saturna Capital Corporation	Seeks current income and preservation of capital, consistent with Islamic principles.
American Balanced Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide (1) conservation of capital, (2) current income and (3) long-term growth of capital.
American Century Inflation-Adjusted Bond Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks to provide total return and inflation protection consistent with investment in inflation-indexed securities.
Ariel Appreciation Fund **Investment Adviser:** Ariel Capital Management, LLC	Seeks long-term capital appreciation by investing in undervalued companies that show strong potential for growth.
Ariel Fund **Investment Adviser:** Ariel Capital Management, LLC	Seeks long-term capital appreciation by investing in undervalued companies that show strong potential for growth.
Artisan International Fund **Investment Adviser:** Artisan Partners Limited Partnership	Seeks maximum long-term capital growth.
BlackRock Equity Dividend Fund **Investment Adviser:** BlackRock Advisors, LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term total return and current income.
BlackRock Mid Cap Value Opportunities Fund **Investment Adviser:** BlackRock Advisors, LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks capital appreciation and, secondarily, income by investing in securities, primarily equity securities that Fund management believes are undervalued and therefore represent an investment value.
CRM Mid Cap Value Fund **Investment Adviser:** Cramer Rosenthal McGlynn, LLC	Seeks long-term capital appreciation.
Capital World Growth and Income Fund^{SM} **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital while providing current income.
Columbia^{SM} Acorn® Fund **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Columbia Diversified Equity Income Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with a high level of current income and as a secondary objective steady growth of capital.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Columbia High Yield Bond Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with high level of current income as its primary objective and as its secondary objective, capital growth.
Columbia Mid Cap Value Fund **Investment Adviser:** Columbia Management Advisers, LLC	Seeks long-term capital appreciation.
Dodge & Cox International Stock Fund **Investment Adviser:** Dodge & Cox	Seeks long-term growth of principal and income.
Dodge & Cox Stock Fund **Investment Adviser:** Dodge & Cox	Seeks long-term growth of principal and income.
Eaton Vance Large-Cap Value Fund* **Investment Adviser:** Boston Management and Research (BMR), a subsidiary of Eaton Vance Management** ** This fund invests all of its investable assets in interests in Large-Cap Value Portfolio, which has the same investment objective and policies as the fund.* ****Investment adviser to the Large-Cap Value Portfolio**	Seeks total return.
EuroPacific Growth Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital.
Fidelity® Advisor New Insights Fund **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Subadvisers:** FMR Co., Inc.("FMRC") and other investment advisers	Seeks capital appreciation.
Fidelity® VIP *Contrafund*® Portfolio **Investment Adviser:** FMR **Subadvisers:** FMRC and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** FMR **Subadvisers:** FMRC and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP Growth Portfolio **Investment Adviser:** FMR **Subadvisers:** FMRC and other investment advisers	Seeks to achieve capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Franklin Small Cap Value Securities Fund **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization companies.
Franklin Small-Mid Cap Growth Fund **Investment Adviser:** Franklin Advisers, Inc.	Seeks long-term capital growth.
Fundamental Investors[SM] **Investment Adviser:** Capital Research and Management Company[SM]	Seeks to achieve long-term growth of capital and income.
ING American Century Small-Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth; income is a secondary objective.
ING Balanced Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
ING Baron Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING BlackRock Health Sciences Opportunities Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Advisor, LLC	Seeks long-term capital growth.
ING BlackRock Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING BlackRock Science and Technology Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.
ING Clarion Real Estate Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** CBRE Clarion Securities LLC	A *non-diversified* Portfolio that seeks total return including capital appreciation and current income.
ING Columbia Small Cap Value II Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Core Equity Research Fund **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term growth of capital and income.
ING Davis New York Venture Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Davis Selected Advisers, L.P.	Seeks long-term growth of capital.
ING FMR^{SM} Diversified Mid Cap Portfolio* **Investment Adviser:** Directed Services LLC **Subadviser:** Fidelity Management & Research Company * *FMR is a service mark of Fidelity Management & Research Company*	Seeks long-term growth of capital.
ING GNMA Income Fund **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks a high level of current income consistent with liquidity and safety of principal through investment primarily in Government National Mortgage Association ("GNMA") mortgage-backed securities (also known as GNMA Certificates) that are guaranteed as to the timely payment of principal and interest by the U.S. government.
ING Global Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
ING Global Real Estate Fund **Investment Adviser:** ING Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	A *non-diversified* Portfolio that seeks to provide investors with high total return, consisting of capital appreciation and current income.
ING Global Resources Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	A *non-diversified* Portfolio that seeks long-term capital appreciation.
ING Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Growth Opportunities Fund **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Index Plus LargeCap Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.
ING Index Plus MidCap Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.
ING Index Plus SmallCap Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.
ING Index Solution Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Committee**	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Index Solution 2015 Portfolio **Investment Adviser:** Directed Services LLC **Investment Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Index Solution 2025 Portfolio **Investment Adviser:** Directed Services LLC **Investment Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Index Solution 2035 Portfolio **Investment Adviser:** Directed Services LLC **Investment Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Index Solution 2045 Portfolio **Investment Adviser:** Directed Services LLC **Investment Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Index Solution 2055 Portfolio **Investment Adviser:** Directed Services LLC **Consultant:** ING Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Intermediate Bond Fund **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return through income and capital appreciation.
ING Intermediate Bond Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING International Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
ING International SmallCap Fund **Investment Adviser:** ING Investments, LLC **Subadviser:** Acadian Asset Management LLC and Schroder Investment Management North America Inc.	Seeks maximum long-term capital appreciation.
ING International Value Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Invesco Van Kampen Comstock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
ING Invesco Van Kampen Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital growth.
ING Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term growth of capital and current income.
ING MFS Total Return Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital, and secondarily seeks reasonable opportunity for growth of capital and income.
ING Marsico Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser**: Marsico Capital Management, LLC	Seeks capital appreciation.
ING MidCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Money Market Portfolio* **Investment Adviser:** ING Investments, LLC **Subadviser**: ING Investment Management Co. LLC * *There is no guarantee that the ING Money Market Portfolio subaccount will have a positive or level return.*	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
ING PIMCO High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING PIMCO Total Return Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC (PIMCO)	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING Pioneer Fund Portfolio **Investment Adviser:** Directed Services LLC **Subadviser**: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING Pioneer Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Real Estate Fund **Investment Adviser:** ING Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	A *non-diversified* fund that seeks total return consisting of long-term capital appreciation and current income.
ING Russell^{TM} Large Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200$^®$ Growth Index.
ING Russell^{TM} Large Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200$^®$ Index.
ING Russell^{TM} Large Cap Value Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200$^®$ Value Index.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Russell™ Mid Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
ING Russell™ Small Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total (which includes capital appreciation and income) return of the Russell 2000® Index.
ING Small Company Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
ING SmallCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Solution Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2015 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2025 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2035 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Solution 2045 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2055 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Strategic Allocation Conservative Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.
ING Strategic Allocation Growth Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide capital appreciation.
ING Strategic Allocation Moderate Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser**: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING T. Rowe Price International Stock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
ING Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING Templeton Global Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
ING U.S. Bond Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays Capital U.S. Aggregate Bond Index.
ING Value Choice Fund **Investment Adviser:** ING Investments, LLC **Subadviser:** Tradewinds Global Investors, LLC	Seeks long-term capital appreciation.
Invesco Endeavor Fund **Investment Adviser:** Invesco Advisers, Inc. **Subadviser:** Invesco Canada, Ltd.	Seeks long-term growth of capital.
Invesco Global Health Care Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Invesco Mid Cap Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Invesco Van Kampen Small Cap Value Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks capital appreciation.
Lazard Emerging Markets Equity Portfolio **Investment Adviser:** Lazard Asset Management LLC	Seeks long-term capital appreciation.
Lazard U.S. Mid Cap Equity Portfolio **Investment Adviser:** Lazard Asset Management LLC	Seeks long-term capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Lord Abbett Core Fixed Income Fund **Investment Adviser:** Lord, Abbett & Co. LLC (Lord Abbett)	Seeks income and capital appreciation to produce a high total return.
Lord Abbett Developing Growth Fund, Inc. **Investment Adviser:** Lord, Abbett & Co. LLC (Lord Abbett)	The Fund's investment objective is long-term growth of capital through a diversified and actively managed portfolio consisting of developing growth companies, many of which are traded over the counter.
Lord Abbett Fundamental Equity Fund **Investment Adviser:** Lord, Abbett & Co. LLC (Lord Abbett)	The Fund's investmentive object is long-term growth of capital and income without excessive fluctuations in market value.
Lord Abbett Mid Cap Stock Fund, Inc. **Investment Adviser:** Lord, Abbett & Co. LLC (Lord Abbett)	The Fund seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
Lord Abbett Research Fund, Inc. - Small-Cap Value Series **Investment Adviser:** Lord, Abbett & Co. LLC (Lord Abbett)	The Fund's investment objective is long-term capital appreciation.
Mainstay Large Cap Growth Fund **Investment Adviser:** New York Life Investments **Subadviser:** Winslow Capital Management, Inc.	Seeks long-term growth of capital.
Massachusetts Investors Growth Stock Fund **Investment Adviser:** Massachusetts Financial Services Company ("MFS")	Seeks capital appreciation.
Mutual Global Discovery Fund **Investment Adviser:** Franklin Mutual Advisers, LLC	Seeks capital appreciation.
Neuberger Berman Genesis Fund® **Investment Adviser:** Neuberger Berman Management LLC **Subadviser:** Neuberger Berman LLC	Seeks growth of capital.
Neuberger Berman Socially Responsive Fund® **Investment Adviser:** Neuberger Berman Management LLC **Subadviser:** Neuberger Berman LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's financial criteria and social policy.
New Perspective Fund® **Investment Adviser:** Capital Research and Management Company[SM]	Seeks to provide long-term growth of capital. Future income is a secondary objective.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Oppenheimer Capital Appreciation Fund **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Oppenheimer Developing Markets Fund **Investment Adviser:** OppenheimerFunds, Inc.	The Fund aggressively seeks capital appreciation.
Oppenheimer Gold & Special Minerals Fund **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Oppenheimer International Bond Fund **Investment Adviser:** OppenheimerFunds, Inc.	The Fund's primary objective is to seek total return. As a secondary objective, the Fund seeks income when consistent with total return.
Pax World Balanced Fund **Investment Adviser:** Pax World Management LLC	Seeks income and conservation of principal and secondarily long-term growth of capital.
PIMCO VIT Real Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer Emerging Markets VCT Portfolio **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks long-term growth of capital.
Pioneer High Yield Fund **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through a combination of income and capital appreciation.
Pioneer Strategic Income Fund **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks a high level of current income.
Royce Total Return Fund **Investment Adviser:** Royce & Associates, LLC ("Royce")	Seeks both long-term growth of capital and current income.
T. Rowe Price Mid-Cap Value Fund **Investment Adviser:** T. Rowe Price Associates, Inc.	Seeks to provide long-term capital appreciation by investing primarily in mid-size companies that appear to be undervalued.
Templeton Foreign Fund **Investment Adviser:** Templeton Global Advisors Limited	Seeks long-term capital growth.
The Growth Fund of America® **Investment Adviser:** Capital Research and Management Company^SM	Seeks to provide growth of capital.
The Income Fund of America® **Investment Adviser:** Capital Research and Management Company^SM	Seeks to provide current income while secondarily striving for capital growth.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Thornburg International Value Fund **Investment Adviser:** Thornburg Investment Management, Inc. ("Thornburg")	Seeks long-term capital appreciation. The secondary, non-fundamental goal of the Fund is to seek some current income.
Vanguard® Diversified Value Portfolio* **Investment Adviser:** Barrow, Hanley, Mewhinney & Strauss, Inc. **Vanguard is a trademark of The Vanguard Group, Inc.*	Seeks to provide long-term capital appreciation and income.
Vanguard® Equity Income Portfolio* **Investment Adviser:** Wellington Management Company, LLP and The Vanguard Group, Inc. **Vanguard is a trademark of The Vanguard Group, Inc.*	Seeks to provide an above-average level of current income and reasonable long-term capital appreciation.
Vanguard® Small Company Growth Portfolio* **Investment Adviser:** Granahan Investment Management, Inc. and Vanguard's Quantitative Equity Group **Vanguard is a trademark of The Vanguard Group, Inc.*	Seeks to provide long-term capital appreciation.
Victory Small Company Opportunity Fund **Investment Adviser:** Victory Capital Management, Inc.	Seeks to provide capital appreciation.
Wanger International **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Washington Mutual Investors Fund[SM] **Investment Adviser:** Capital Research and Management Company[SM]	Seeks to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing.
Wells Fargo Advantage Special Small Cap Value Fund **Investment Adviser:** Wells Fargo Funds Management, LLC **Subadviser:** Wells Capital Management Incorporated	Seeks long-term capital appreciation.

APPENDIX V
CONDENSED FINANCIAL INFORMATION
TABLE OF CONTENTS

APPENDIX V
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2011, the following table gives (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2011, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2011 are not reflected in the following information.

TABLE 1
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.00%
(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007
AMERICAN BALANCED FUND®					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$13.05	$11.58	$9.59	$12.95	$12.29
Value at end of period	$13.50	$13.05	$11.58	$9.59	$12.95
Number of accumulation units outstanding at end of period	25,431	11,424	9,529	8,670	7,267
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$18.12	$16.61	$11.98	$20.20	$17.04
Value at end of period	$15.61	$18.12	$16.61	$11.98	$20.20
Number of accumulation units outstanding at end of period	112,305	82,862	73,444	73,097	66,492
FIDELITY® ADVISOR NEW INSIGHTS FUND					
(Funds were first received in this option during May 2011)					
Value at beginning of period	$12.95				
Value at end of period	$12.15				
Number of accumulation units outstanding at end of period	162				
FIDELITY® VIP CONTRAFUND PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$15.72	$13.46	$9.96	$17.40	$14.95
Value at end of period	$15.26	$15.72	$13.46	$9.96	$17.40
Number of accumulation units outstanding at end of period	227,544	191,341	178,049	165,284	158,219
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$11.89	$10.37	$8.00	$14.00	$14.05
Value at end of period	$11.96	$11.89	$10.37	$8.00	$14.00
Number of accumulation units outstanding at end of period	21,519	22,737	19,397	13,256	12,574
FIDELITY® VIP GROWTH PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$11.68	$9.45	$7.39	$14.05	$11.36
Value at end of period	$11.66	$11.68	$9.45	$7.39	$14.05
Number of accumulation units outstanding at end of period	13,631	13,602	11,705	11,649	7,673
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$16.71	$13.06	$10.13	$13.90	
Value at end of period	$16.05	$16.71	$13.06	$10.13	
Number of accumulation units outstanding at end of period	16,371	1,187	0	699	
FRANKLIN SMALL-MID CAP GROWTH FUND					
(Funds were first received in this option during March 2011)					
Value at beginning of period	$15.49				
Value at end of period	$14.45				
Number of accumulation units outstanding at end of period	16,543				

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007
FUNDAMENTAL INVESTORS℠					
(Funds were first received in this option during October 2010)					
Value at beginning of period	$9.27	$8.73			
Value at end of period	$9.06	$9.27			
Number of accumulation units outstanding at end of period	18,492	147			
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during October 2010)					
Value at beginning of period	$17.32	$15.85			
Value at end of period	$16.77	$17.32			
Number of accumulation units outstanding at end of period	2,230	2,032			
ING BALANCED PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$12.52	$10.99	$9.24	$12.89	$12.36
Value at end of period	$12.32	$12.52	$10.99	$9.24	$12.89
Number of accumulation units outstanding at end of period	1,743	2,618	1,809	1,834	1,399
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$16.17	$12.79	$9.46	$16.10	$15.65
Value at end of period	$16.53	$16.17	$12.79	$9.46	$16.10
Number of accumulation units outstanding at end of period	23,473	10,884	7,885	8,254	6,564
ING CLARION REAL ESTATE PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$10.88	$8.51	$6.27	$10.20	$10.52
Value at end of period	$11.90	$10.88	$8.51	$6.27	$10.20
Number of accumulation units outstanding at end of period	83,652	89,435	96,335	81,726	63,687
ING DAVIS NEW YORK VENTURE PORTFOLIO					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$11.58	$10.33	$7.85	$11.92	
Value at end of period	$11.04	$11.58	$10.33	$7.85	
Number of accumulation units outstanding at end of period	4,493	14,743	0	11,471	
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$16.54	$12.89	$9.27	$15.24	$13.26
Value at end of period	$14.72	$16.54	$12.89	$9.27	$15.24
Number of accumulation units outstanding at end of period	61,693	61,511	50,131	42,889	44,375
ING GNMA INCOME FUND					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$13.79	$12.98	$12.37	$11.57	$10.95
Value at end of period	$14.81	$13.79	$12.98	$12.37	$11.57
Number of accumulation units outstanding at end of period	9,811	8,207	6,980	6,065	2,511
ING INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$11.82	$10.41	$8.48	$13.57	$13.09
Value at end of period	$11.76	$11.82	$10.41	$8.48	$13.57
Number of accumulation units outstanding at end of period	15,873	7,656	5,243	5,298	8,802
ING INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$14.28	$11.76	$8.96	$14.41	$14.28
Value at end of period	$14.06	$14.28	$11.76	$8.96	$14.41
Number of accumulation units outstanding at end of period	16,475	15,875	11,289	9,742	7,947

Condensed Financial Information (continued)

	2011	**2010**	**2009**	**2008**	**2007**
ING INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$13.53	$11.05	$8.89	$13.44	$14.28
Value at end of period	$13.37	$13.53	$11.05	$8.89	$13.44
Number of accumulation units outstanding at end of period	19,665	24,380	30,412	23,642	16,870
ING INTERMEDIATE BOND FUND					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$12.97	$11.83	$10.48	$11.65	$11.06
Value at end of period	$13.98	$12.97	$11.83	$10.48	$11.65
Number of accumulation units outstanding at end of period	34,940	32,197	21,115	26,543	18,518
ING INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$12.92	$11.80	$10.62	$11.64	$11.06
Value at end of period	$13.85	$12.92	$11.80	$10.62	$11.64
Number of accumulation units outstanding at end of period	61,687	57,385	51,000	37,722	34,663
ING INTERNATIONAL INDEX PORTFOLIO					
(Funds were first received in this option during July 2009)					
Value at beginning of period	$8.17	$7.60	$6.16		
Value at end of period	$7.16	$8.17	$7.60		
Number of accumulation units outstanding at end of period	5,358	1,713	807		
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$17.82	$14.31	$9.84	$20.42	$18.67
Value at end of period	$14.68	$17.82	$14.31	$9.84	$20.42
Number of accumulation units outstanding at end of period	48,153	49,568	56,971	53,893	43,193
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during March 2011)					
Value at beginning of period	$12.53				
Value at end of period	$12.23				
Number of accumulation units outstanding at end of period	15,265				
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$16.01	$13.32	$7.77	$15.96	$16.02
Value at end of period	$13.07	$16.01	$13.32	$7.77	$15.96
Number of accumulation units outstanding at end of period	48,260	49,310	51,499	37,988	25,423
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$15.77	$12.82	$10.21	$15.24	$15.32
Value at end of period	$16.06	$15.77	$12.82	$10.21	$15.24
Number of accumulation units outstanding at end of period	13,554	9,641	7,816	7,551	7,062
ING LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during January 2011)					
Value at beginning of period	$10.33				
Value at end of period	$10.41				
Number of accumulation units outstanding at end of period	4,143				
ING LARGE CAP VALUE PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$8.66	$7.28	$6.48	$9.31	$9.48
Value at end of period	$8.93	$8.66	$7.28	$6.48	$9.31
Number of accumulation units outstanding at end of period	123,862	127,609	136,654	118,829	104,429

CFI 3

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$13.07	$11.91	$10.11	$13.03	$12.77
Value at end of period	$13.26	$13.07	$11.91	$10.11	$13.03
Number of accumulation units outstanding at end of period	1,005	208	186	104	112
ING MIDCAP OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during March 2011)					
Value at beginning of period	$12.56				
Value at end of period	$12.27				
Number of accumulation units outstanding at end of period	3,195				
ING MONEY MARKET PORTFOLIO					
(Funds were first received in this option during March 2011)					
Value at beginning of period	$11.43				
Value at end of period	$11.39				
Number of accumulation units outstanding at end of period	127				
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$14.14	$12.21	$8.77	$14.73	$13.94
Value at end of period	$12.96	$14.14	$12.21	$8.77	$14.73
Number of accumulation units outstanding at end of period	13,713	14,035	12,820	13,128	9,520
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$14.53	$13.51	$11.99	$12.02	$10.96
Value at end of period	$15.00	$14.53	$13.51	$11.99	$12.02
Number of accumulation units outstanding at end of period	191,959	153,371	151,147	126,746	99,605
ING PIONEER FUND PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$10.74	$9.28	$7.48	$11.47	$11.66
Value at end of period	$10.24	$10.74	$9.28	$7.48	$11.47
Number of accumulation units outstanding at end of period	85,044	103,508	107,021	118,252	146,254
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.12	$9.44	$7.55	$11.30	$11.45
Value at end of period	$10.55	$11.12	$9.44	$7.55	$11.30
Number of accumulation units outstanding at end of period	35,919	17,455	15,145	13,062	10,856
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$11.07	$9.40	$7.52	$10.39	
Value at end of period	$10.51	$11.07	$9.40	$7.52	
Number of accumulation units outstanding at end of period	6,180	10,597	3,509	7,757	
ING REAL ESTATE FUND					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$17.49	$13.73	$10.59	$16.33	$21.40
Value at end of period	$19.12	$17.49	$13.73	$10.59	$16.33
Number of accumulation units outstanding at end of period	25,249	16,593	14,066	12,788	9,523
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO					
(Funds were first received in this option during June 2009)					
Value at beginning of period	$9.26	$8.27	$6.97		
Value at end of period	$9.47	$9.26	$8.27		
Number of accumulation units outstanding at end of period	13,146	6,617	7,681		

CFI 4

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007
ING RUSSELL™ MID CAP INDEX PORTFOLIO					
(Funds were first received in this option during July 2009)					
Value at beginning of period	$10.40	$8.32	$6.58		
Value at end of period	$10.18	$10.40	$8.32		
Number of accumulation units outstanding at end of period	6,547	2,776	1,917		
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO					
(Funds were first received in this option during June 2009)					
Value at beginning of period	$11.14	$8.83	$7.33		
Value at end of period	$10.68	$11.14	$8.83		
Number of accumulation units outstanding at end of period	5,917	1,259	1,035		
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during April 2010)					
Value at beginning of period	$11.42	$10.81			
Value at end of period	$11.33	$11.42			
Number of accumulation units outstanding at end of period	290,591	284,633			
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during April 2010)					
Value at beginning of period	$11.89	$11.07			
Value at end of period	$11.51	$11.89			
Number of accumulation units outstanding at end of period	451,231	406,245			
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during April 2010)					
Value at beginning of period	$12.10	$11.23			
Value at end of period	$11.52	$12.10			
Number of accumulation units outstanding at end of period	256,766	228,410			
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during April 2010)					
Value at beginning of period	$12.22	$11.28			
Value at end of period	$11.56	$12.22			
Number of accumulation units outstanding at end of period	346,169	282,592			
ING SOLUTION 2055 PORTFOLIO					
(Funds were first received in this option during June 2010)					
Value at beginning of period	$11.61	$9.75			
Value at end of period	$11.00	$11.61			
Number of accumulation units outstanding at end of period	4,386	484			
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during April 2010)					
Value at beginning of period	$11.07	$10.52			
Value at end of period	$11.10	$11.07			
Number of accumulation units outstanding at end of period	22,379	18,485			
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$12.53	$11.30	$9.60	$12.58	$11.99
Value at end of period	$12.73	$12.53	$11.30	$9.60	$12.58
Number of accumulation units outstanding at end of period	17,100	11,970	8,559	4,856	2,267
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$12.42	$11.00	$8.80	$13.78	$13.30
Value at end of period	$12.04	$12.42	$11.00	$8.80	$13.78
Number of accumulation units outstanding at end of period	94,163	18,031	12,613	6,758	13,813

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$12.48	$11.15	$9.17	$13.21	$12.66
Value at end of period	$12.39	$12.48	$11.15	$9.17	$13.21
Number of accumulation units outstanding at end of period	16,633	12,441	11,371	7,766	4,543
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$14.45	$12.69	$9.53	$13.16	$12.69
Value at end of period	$14.85	$14.45	$12.69	$9.53	$13.16
Number of accumulation units outstanding at end of period	177,880	162,021	165,559	144,861	108,710
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$14.80	$11.55	$7.91	$13.94	$12.83
Value at end of period	$14.22	$14.80	$11.55	$7.91	$13.94
Number of accumulation units outstanding at end of period	6,642	4,320	3,339	2,299	1,435
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$13.21	$11.50	$9.21	$13.38	
Value at end of period	$13.08	$13.21	$11.50	$9.21	
Number of accumulation units outstanding at end of period	5,193	4,621	0	4,384	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$13.55	$11.62	$8.15	$14.14	$13.04
Value at end of period	$13.37	$13.55	$11.62	$8.15	$14.14
Number of accumulation units outstanding at end of period	11,904	11,336	5,731	9,730	7,328
ING TEMPLETON FOREIGN EQUITY PORTFOLIO					
(Funds were first received in this option during April 2008)					
Value at beginning of period	$11.04	$10.17	$7.71	$12.44	
Value at end of period	$9.69	$11.04	$10.17	$7.71	
Number of accumulation units outstanding at end of period	4,379	3,436	2,365	2,445	
INVESCO MID CAP CORE EQUITY FUND					
(Funds were first received in this option during March 2011)					
Value at beginning of period	$15.58				
Value at end of period	$14.40				
Number of accumulation units outstanding at end of period	3,438				
LORD ABBETT FUNDAMENTAL EQUITY FUND					
(Funds were first received in this option during May 2011)					
Value at beginning of period	$13.19				
Value at end of period	$11.85				
Number of accumulation units outstanding at end of period	1,874				
MUTUAL GLOBAL DISCOVERY FUND					
(Funds were first received in this option during June 2008)					
Value at beginning of period	$17.84	$16.09	$13.33	$18.24	
Value at end of period	$17.27	$17.84	$16.09	$13.33	
Number of accumulation units outstanding at end of period	0	0	702	0	
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$16.36	$14.56	$10.62	$17.15	$14.80
Value at end of period	$15.07	$16.36	$14.56	$10.62	$17.15
Number of accumulation units outstanding at end of period	125,636	117,008	115,666	120,620	142,468

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$36.77	$29.01	$16.00	$30.84	$23.18
Value at end of period	$30.05	$36.77	$29.01	$16.00	$30.84
Number of accumulation units outstanding at end of period	22,457	22,705	19,822	18,485	16,069
PAX WORLD BALANCED FUND					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$13.25	$11.87	$9.80	$14.17	$13.15
Value at end of period	$12.98	$13.25	$11.87	$9.80	$14.17
Number of accumulation units outstanding at end of period	11,492	13,653	12,171	11,393	9,480
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$15.09	$12.86	$7.95	$12.65	$11.94
Value at end of period	$14.80	$15.09	$12.86	$7.95	$12.65
Number of accumulation units outstanding at end of period	120,880	120,622	127,479	103,291	77,568
PIONEER STRATEGIC INCOME FUND					
(Funds were first received in this option during May 2011)					
Value at beginning of period	$11.27				
Value at end of period	$11.16				
Number of accumulation units outstanding at end of period	7,152				
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$13.84	$12.36	$9.22	$15.17	$13.73
Value at end of period	$13.13	$13.84	$12.36	$9.22	$15.17
Number of accumulation units outstanding at end of period	105,792	73,191	66,752	42,845	46,711
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$13.91	$12.47	$10.05	$14.19	$13.93
Value at end of period	$14.63	$13.91	$12.47	$10.05	$14.19
Number of accumulation units outstanding at end of period	8,934	7,753	6,050	3,975	2,980
WASHINGTON MUTUAL INVESTORS FUND℠					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$12.13	$10.73	$9.05	$13.57	$13.26
Value at end of period	$12.94	$12.13	$10.73	$9.05	$13.57
Number of accumulation units outstanding at end of period	22,517	22,019	21,464	21,121	19,584

TABLE 2
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.10%
(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008
AMERICAN BALANCED FUND®				
(Funds were first received in this option during March 2008)				
Value at beginning of period	$12.96	$11.52	$9.55	$12.13
Value at end of period	$13.40	$12.96	$11.52	$9.55
Number of accumulation units outstanding at end of period	0	152	9,217	13,348

CFI 7

Condensed Financial Information (continued)

	2011	2010	2009	2008
EUROPACIFIC GROWTH FUND®				
(Funds were first received in this option during December 2009)				
Value at beginning of period	$18.00	$16.51	$16.60	
Value at end of period	$15.49	$18.00	$16.51	
Number of accumulation units outstanding at end of period	1,466	1,118	140	
FIDELITY® VIP CONTRAFUND PORTFOLIO				
(Funds were first received in this option during March 2008)				
Value at beginning of period	$15.61	$13.38	$9.91	$15.29
Value at end of period	$15.14	$15.61	$13.38	$9.91
Number of accumulation units outstanding at end of period	0	2,963	2,964	8,010
FRANKLIN SMALL-MID CAP GROWTH FUND				
(Funds were first received in this option during March 2008)				
Value at beginning of period	$15.12	$11.81	$8.27	$12.28
Value at end of period	$14.34	$15.12	$11.81	$8.27
Number of accumulation units outstanding at end of period	0	691	691	691
FUNDAMENTAL INVESTORS℠				
(Funds were first received in this option during February 2010)				
Value at beginning of period	$9.25	$8.01		
Value at end of period	$9.03	$9.25		
Number of accumulation units outstanding at end of period	1,592	947		
ING CLARION REAL ESTATE PORTFOLIO				
(Funds were first received in this option during August 2011)				
Value at beginning of period	$11.32			
Value at end of period	$11.83			
Number of accumulation units outstanding at end of period	624			
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO				
(Funds were first received in this option during February 2010)				
Value at beginning of period	$16.44	$12.81		
Value at end of period	$14.62	$16.44		
Number of accumulation units outstanding at end of period	627	376		
ING INDEX PLUS LARGECAP PORTFOLIO				
(Funds were first received in this option during March 2008)				
Value at beginning of period	$11.73	$10.35	$8.44	$11.93
Value at end of period	$11.67	$11.73	$10.35	$8.44
Number of accumulation units outstanding at end of period	0	513	513	513
ING INDEX SOLUTION 2035 PORTFOLIO				
(Funds were first received in this option during April 2010)				
Value at beginning of period	$11.79	$11.10		
Value at end of period	$11.38	$11.79		
Number of accumulation units outstanding at end of period	1,939	1,219		
ING INDEX SOLUTION 2045 PORTFOLIO				
(Funds were first received in this option during April 2010)				
Value at beginning of period	$12.00	$11.24		
Value at end of period	$11.47	$12.00		
Number of accumulation units outstanding at end of period	4,986	3,151		
ING INTERNATIONAL VALUE PORTFOLIO				
(Funds were first received in this option during March 2008)				
Value at beginning of period	$13.84	$13.52	$10.64	$16.81
Value at end of period	$11.76	$13.84	$13.52	$10.64
Number of accumulation units outstanding at end of period	0	221	171	114

	2011	2010	2009	2008
ING OPPENHEIMER GLOBAL PORTFOLIO				
(Funds were first received in this option during March 2008)				
Value at beginning of period	$14.06	$12.15	$8.74	$13.17
Value at end of period	$12.87	$14.06	$12.15	$8.74
Number of accumulation units outstanding at end of period	0	455	455	3,423
ING PIMCO HIGH YIELD PORTFOLIO				
(Funds were first received in this option during December 2009)				
Value at beginning of period	$14.37	$12.60	$12.54	
Value at end of period	$14.98	$14.37	$12.60	
Number of accumulation units outstanding at end of period	720	586	93	
ING PIMCO TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during February 2010)				
Value at beginning of period	$14.43	$13.63		
Value at end of period	$14.88	$14.43		
Number of accumulation units outstanding at end of period	1,183	913		
ING REAL ESTATE FUND				
(Funds were first received in this option during March 2008)				
Value at beginning of period	$17.37	$13.65	$10.54	$16.58
Value at end of period	$18.97	$17.37	$13.65	$10.54
Number of accumulation units outstanding at end of period	0	250	250	250
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO				
(Funds were first received in this option during December 2009)				
Value at beginning of period	$9.23	$8.26	$8.34	
Value at end of period	$9.44	$9.23	$8.26	
Number of accumulation units outstanding at end of period	1,223	1,224	279	
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO				
(Funds were first received in this option during December 2009)				
Value at beginning of period	$11.11	$8.82	$8.94	
Value at end of period	$10.64	$11.11	$8.82	
Number of accumulation units outstanding at end of period	1,104	1,104	261	
ING SMALLCAP OPPORTUNITIES PORTFOLIO				
(Funds were first received in this option during February 2010)				
Value at beginning of period	$17.09	$13.23		
Value at end of period	$17.18	$17.09		
Number of accumulation units outstanding at end of period	603	370		
ING SOLUTION 2015 PORTFOLIO				
(Funds were first received in this option during April 2010)				
Value at beginning of period	$11.41	$10.81		
Value at end of period	$11.31	$11.41		
Number of accumulation units outstanding at end of period	0	4,155		
ING SOLUTION 2025 PORTFOLIO				
(Funds were first received in this option during April 2010)				
Value at beginning of period	$11.88	$11.07		
Value at end of period	$11.49	$11.88		
Number of accumulation units outstanding at end of period	196	858		
ING SOLUTION 2045 PORTFOLIO				
(Funds were first received in this option during April 2010)				
Value at beginning of period	$12.21	$11.28		
Value at end of period	$11.54	$12.21		
Number of accumulation units outstanding at end of period	0	363		

Condensed Financial Information (continued)

	2011	2010	2009	2008
INVESCO VAN KAMPEN SMALL CAP VALUE FUND				
(Funds were first received in this option during February 2010)				
Value at beginning of period	$16.68	$13.47		
Value at end of period	$15.27	$16.68		
Number of accumulation units outstanding at end of period	310	185		
OPPENHEIMER DEVELOPING MARKETS FUND				
(Funds were first received in this option during December 2009)				
Value at beginning of period	$36.51	$28.84	$28.70	
Value at end of period	$29.82	$36.51	$28.84	
Number of accumulation units outstanding at end of period	984	610	77	
T. ROWE PRICE MID-CAP VALUE FUND				
(Funds were first received in this option during December 2009)				
Value at beginning of period	$16.44	$14.20	$14.38	
Value at end of period	$15.55	$16.44	$14.20	
Number of accumulation units outstanding at end of period	1,706	1,062	153	
THE GROWTH FUND OF AMERICA®				
(Funds were first received in this option during December 2009)				
Value at beginning of period	$13.74	$12.29	$12.40	
Value at end of period	$13.02	$13.74	$12.29	
Number of accumulation units outstanding at end of period	3,150	2,089	272	

TABLE 3
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.15%
(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008
AMERICAN BALANCED FUND®				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$12.91	$11.48	$9.52	$12.23
Value at end of period	$13.34	$12.91	$11.48	$9.52
Number of accumulation units outstanding at end of period	0	9,383	6,091	2,412
BLACKROCK EQUITY DIVIDEND FUND				
(Funds were first received in this option during August 2011)				
Value at beginning of period	$11.93			
Value at end of period	$12.49			
Number of accumulation units outstanding at end of period	2,181			
COLUMBIA DIVERSIFIED EQUITY INCOME FUND				
(Funds were first received in this option during November 2010)				
Value at beginning of period	$9.12	$8.44		
Value at end of period	$8.60	$9.12		
Number of accumulation units outstanding at end of period	3,285	5,954		

Condensed Financial Information (continued)

	2011	2010	2009	2008
EUROPACIFIC GROWTH FUND®				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$17.93	$16.47	$11.89	$18.61
Value at end of period	$15.43	$17.93	$16.47	$11.89
Number of accumulation units outstanding at end of period	3,645	28,770	21,753	20,170
FIDELITY® ADVISOR NEW INSIGHTS FUND				
(Funds were first received in this option during June 2011)				
Value at beginning of period	$12.23			
Value at end of period	$12.12			
Number of accumulation units outstanding at end of period	806			
FIDELITY® VIP CONTRAFUND PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$15.56	$13.34	$9.89	$15.42
Value at end of period	$15.08	$15.56	$13.34	$9.89
Number of accumulation units outstanding at end of period	0	33,481	30,208	23,760
FRANKLIN SMALL CAP VALUE SECURITIES FUND				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$16.54	$12.94	$10.06	$14.22
Value at end of period	$15.86	$16.54	$12.94	$10.06
Number of accumulation units outstanding at end of period	0	16,233	15,208	14,093
FRANKLIN SMALL-MID CAP GROWTH FUND				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$15.07	$11.77	$8.25	$12.54
Value at end of period	$14.28	$15.07	$11.77	$8.25
Number of accumulation units outstanding at end of period	0	15,011	13,808	15,083
FUNDAMENTAL INVESTORS℠				
(Funds were first received in this option during November 2010)				
Value at beginning of period	$9.23	$8.62		
Value at end of period	$9.02	$9.23		
Number of accumulation units outstanding at end of period	7,534	8,673		
ING BARON SMALL CAP GROWTH PORTFOLIO				
(Funds were first received in this option during September 2008)				
Value at beginning of period	$16.01	$12.67	$9.39	$13.74
Value at end of period	$16.34	$16.01	$12.67	$9.39
Number of accumulation units outstanding at end of period	2,747	15,654	11,166	9,999
ING CLARION REAL ESTATE PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$10.80	$8.46	$6.24	$9.97
Value at end of period	$11.80	$10.80	$8.46	$6.24
Number of accumulation units outstanding at end of period	8,311	8,851	605	1,278
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO				
(Funds were first received in this option during November 2010)				
Value at beginning of period	$16.40	$15.87		
Value at end of period	$14.57	$16.40		
Number of accumulation units outstanding at end of period	14,036	13,441		
ING INDEX PLUS LARGECAP PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$11.69	$10.32	$8.42	$12.01
Value at end of period	$11.62	$11.69	$10.32	$8.42
Number of accumulation units outstanding at end of period	15,542	19,493	3,421	1,932

CFI 11

Condensed Financial Information (continued)

	2011	2010	2009	2008
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$12.36	$10.75	$8.38	$12.33
Value at end of period	$12.08	$12.36	$10.75	$8.38
Number of accumulation units outstanding at end of period	0	13,819	12,954	11,434
ING JPMORGAN MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during November 2010)				
Value at beginning of period	$15.61	$14.70		
Value at end of period	$15.87	$15.61		
Number of accumulation units outstanding at end of period	0	683		
ING LARGE CAP VALUE PORTFOLIO (CLASS I)				
(Funds were first received in this option during January 2011)				
Value at beginning of period	$8.76			
Value at end of period	$8.85			
Number of accumulation units outstanding at end of period	290			
ING MARSICO GROWTH PORTFOLIO				
(Funds were first received in this option during November 2010)				
Value at beginning of period	$12.51	$11.90		
Value at end of period	$12.28	$12.51		
Number of accumulation units outstanding at end of period	20,805	21,477		
ING MFS TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during November 2010)				
Value at beginning of period	$12.93	$12.46		
Value at end of period	$13.10	$12.93		
Number of accumulation units outstanding at end of period	6,934	6,455		
ING MIDCAP OPPORTUNITIES PORTFOLIO				
(Funds were first received in this option during August 2010)				
Value at beginning of period	$12.35	$9.94		
Value at end of period	$12.24	$12.35		
Number of accumulation units outstanding at end of period	0	2,044		
ING MONEY MARKET PORTFOLIO				
(Funds were first received in this option during September 2008)				
Value at beginning of period	$11.32	$11.37	$11.41	$11.36
Value at end of period	$11.25	$11.32	$11.37	$11.41
Number of accumulation units outstanding at end of period	0	6,129	4,118	2,317
ING PIMCO HIGH YIELD PORTFOLIO				
(Funds were first received in this option during November 2010)				
Value at beginning of period	$14.34	$14.10		
Value at end of period	$14.93	$14.34		
Number of accumulation units outstanding at end of period	0	2,372		
ING PIMCO TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$14.38	$13.39	$11.91	$12.39
Value at end of period	$14.82	$14.38	$13.39	$11.91
Number of accumulation units outstanding at end of period	3,735	39,686	29,240	28,368
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$11.04	$9.39	$7.52	$10.51
Value at end of period	$10.46	$11.04	$9.39	$7.52
Number of accumulation units outstanding at end of period	0	20,062	17,674	16,526

CFI 12

Condensed Financial Information (continued)

	2011	2010	2009	2008
ING REAL ESTATE FUND				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$17.31	$13.60	$10.51	$15.40
Value at end of period	$18.89	$17.31	$13.60	$10.51
Number of accumulation units outstanding at end of period	0	8,436	7,255	6,040
ING SOLUTION 2015 PORTFOLIO				
(Funds were first received in this option during April 2010)				
Value at beginning of period	$11.41	$10.81		
Value at end of period	$11.30	$11.41		
Number of accumulation units outstanding at end of period	0	1,257		
ING SOLUTION 2025 PORTFOLIO				
(Funds were first received in this option during April 2010)				
Value at beginning of period	$11.88	$11.07		
Value at end of period	$11.48	$11.88		
Number of accumulation units outstanding at end of period	0	6,456		
ING SOLUTION 2035 PORTFOLIO				
(Funds were first received in this option during April 2010)				
Value at beginning of period	$12.08	$11.22		
Value at end of period	$11.48	$12.08		
Number of accumulation units outstanding at end of period	0	2,456		
ING SOLUTION 2045 PORTFOLIO				
(Funds were first received in this option during April 2010)				
Value at beginning of period	$12.20	$11.27		
Value at end of period	$11.53	$12.20		
Number of accumulation units outstanding at end of period	0	14,135		
ING SOLUTION INCOME PORTFOLIO				
(Funds were first received in this option during April 2010)				
Value at beginning of period	$11.05	$10.51		
Value at end of period	$11.07	$11.05		
Number of accumulation units outstanding at end of period	0	547		
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$12.40	$11.20	$9.53	$12.16
Value at end of period	$12.58	$12.40	$11.20	$9.53
Number of accumulation units outstanding at end of period	0	2,855	3,861	2,180
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$12.29	$10.91	$8.73	$12.64
Value at end of period	$11.90	$12.29	$10.91	$8.73
Number of accumulation units outstanding at end of period	174	66,203	68,130	56,779
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$12.35	$11.05	$9.10	$12.33
Value at end of period	$12.24	$12.35	$11.05	$9.10
Number of accumulation units outstanding at end of period	0	13,264	12,006	8,708
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO				
(Funds were first received in this option during November 2010)				
Value at beginning of period	$13.07	$12.06		
Value at end of period	$12.92	$13.07		
Number of accumulation units outstanding at end of period	8,270	6,869		

CFI 13

Condensed Financial Information (continued)

	2011	2010	2009	2008
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO				
(Funds were first received in this option during November 2010)				
Value at beginning of period	$13.41	$12.85		
Value at end of period	$13.21	$13.41		
Number of accumulation units outstanding at end of period	2,464	3,614		
INVESCO MID CAP CORE EQUITY FUND				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$15.22	$13.57	$10.46	$13.75
Value at end of period	$14.23	$15.22	$13.57	$10.46
Number of accumulation units outstanding at end of period	0	2,905	2,430	2,262
MUTUAL GLOBAL DISCOVERY FUND				
(Funds were first received in this option during June 2011)				
Value at beginning of period	$18.35			
Value at end of period	$17.07			
Number of accumulation units outstanding at end of period	35			
NEW PERSPECTIVE FUND®				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$16.19	$14.44	$10.55	$15.92
Value at end of period	$14.89	$16.19	$14.44	$10.55
Number of accumulation units outstanding at end of period	0	15,459	14,448	12,195
OPPENHEIMER DEVELOPING MARKETS FUND				
(Funds were first received in this option during November 2010)				
Value at beginning of period	$36.39	$33.74		
Value at end of period	$29.70	$36.39		
Number of accumulation units outstanding at end of period	2,642	3,076		
PIONEER HIGH YIELD FUND				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$14.93	$12.74	$7.89	$12.12
Value at end of period	$14.62	$14.93	$12.74	$7.89
Number of accumulation units outstanding at end of period	25	11,009	10,192	8,740
PIONEER STRATEGIC INCOME FUND				
(Funds were first received in this option during June 2011)				
Value at beginning of period	$11.21			
Value at end of period	$11.13			
Number of accumulation units outstanding at end of period	9,244			
TEMPLETON FOREIGN FUND				
(Funds were first received in this option during November 2010)				
Value at beginning of period	$15.34	$14.08		
Value at end of period	$13.34	$15.34		
Number of accumulation units outstanding at end of period	85	37		
THE GROWTH FUND OF AMERICA®				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$13.70	$12.25	$9.15	$14.07
Value at end of period	$12.97	$13.70	$12.25	$9.15
Number of accumulation units outstanding at end of period	0	29,243	27,168	23,735
THE INCOME FUND OF AMERICA®				
(Funds were first received in this option during November 2010)				
Value at beginning of period	$13.77	$13.22		
Value at end of period	$14.46	$13.77		
Number of accumulation units outstanding at end of period	4,159	4,235		

Condensed Financial Information (continued)

TABLE 4
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.20%
(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009
CAPITAL WORLD GROWTH AND INCOME FUND[SM]			
(Funds were first received in this option during February 2010)			
Value at beginning of period	$13.80	$12.29	
Value at end of period	$12.69	$13.80	
Number of accumulation units outstanding at end of period	21	36	
EATON VANCE LARGE-CAP VALUE FUND			
(Funds were first received in this option during February 2010)			
Value at beginning of period	$13.40	$12.14	
Value at end of period	$12.74	$13.40	
Number of accumulation units outstanding at end of period	35	35	
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during February 2009)			
Value at beginning of period	$17.87	$16.42	$10.96
Value at end of period	$15.36	$17.87	$16.42
Number of accumulation units outstanding at end of period	93	149	8,573
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
(Funds were first received in this option during February 2009)			
Value at beginning of period	$16.48	$12.91	$10.03
Value at end of period	$15.80	$16.48	$12.91
Number of accumulation units outstanding at end of period	0	0	1,686
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during February 2010)			
Value at beginning of period	$17.08	$14.25	
Value at end of period	$16.51	$17.08	
Number of accumulation units outstanding at end of period	0	0	
ING BARON SMALL CAP GROWTH PORTFOLIO			
(Funds were first received in this option during February 2009)			
Value at beginning of period	$15.95	$12.64	$8.75
Value at end of period	$16.27	$15.95	$12.64
Number of accumulation units outstanding at end of period	0	0	445
ING CLARION REAL ESTATE PORTFOLIO			
(Funds were first received in this option during February 2009)			
Value at beginning of period	$10.77	$8.44	$5.13
Value at end of period	$11.76	$10.77	$8.44
Number of accumulation units outstanding at end of period	0	0	4,049
ING DAVIS NEW YORK VENTURE PORTFOLIO			
(Funds were first received in this option during February 2009)			
Value at beginning of period	$11.42	$10.21	$7.12
Value at end of period	$10.86	$11.42	$10.21
Number of accumulation units outstanding at end of period	0	0	13,739
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO			
(Funds were first received in this option during February 2009)			
Value at beginning of period	$16.35	$12.77	$8.81
Value at end of period	$14.52	$16.35	$12.77
Number of accumulation units outstanding at end of period	33	86	2,795

Condensed Financial Information (continued)

	2011	2010	2009
ING INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during February 2009)			
Value at beginning of period	$11.65	$10.29	$8.40
Value at end of period	$11.57	$11.65	$10.29
Number of accumulation units outstanding at end of period	0	0	1,179
ING INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during February 2009)			
Value at beginning of period	$14.08	$11.62	$8.88
Value at end of period	$13.84	$14.08	$11.62
Number of accumulation units outstanding at end of period	0	0	2,902
ING INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during February 2009)			
Value at beginning of period	$13.34	$10.92	$8.80
Value at end of period	$13.16	$13.34	$10.92
Number of accumulation units outstanding at end of period	0	0	1,092
ING INDEX SOLUTION 2015 PORTFOLIO			
(Funds were first received in this option during April 2010)			
Value at beginning of period	$11.11	$10.68	
Value at end of period	$11.16	$11.11	
Number of accumulation units outstanding at end of period	0	0	
ING INDEX SOLUTION 2025 PORTFOLIO			
(Funds were first received in this option during April 2010)			
Value at beginning of period	$11.58	$10.95	
Value at end of period	$11.36	$11.58	
Number of accumulation units outstanding at end of period	76	162	
ING INDEX SOLUTION 2035 PORTFOLIO			
(Funds were first received in this option during April 2010)			
Value at beginning of period	$11.78	$11.09	
Value at end of period	$11.36	$11.78	
Number of accumulation units outstanding at end of period	0	712	
ING INDEX SOLUTION 2045 PORTFOLIO			
(Funds were first received in this option during April 2010)			
Value at beginning of period	$11.99	$11.24	
Value at end of period	$11.45	$11.99	
Number of accumulation units outstanding at end of period	496	496	
ING INTERMEDIATE BOND FUND			
(Funds were first received in this option during February 2009)			
Value at beginning of period	$12.79	$11.69	$10.28
Value at end of period	$13.76	$12.79	$11.69
Number of accumulation units outstanding at end of period	0	0	9,115
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND			
(Funds were first received in this option during February 2009)			
Value at beginning of period	$17.58	$14.14	$8.91
Value at end of period	$14.45	$17.58	$14.14
Number of accumulation units outstanding at end of period	0	0	3,758
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during February 2010)			
Value at beginning of period	$14.33	$13.48	
Value at end of period	$14.77	$14.33	
Number of accumulation units outstanding at end of period	0	0	

CFI 16

Condensed Financial Information (continued)

	2011	2010	2009
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)			
(Funds were first received in this option during February 2010)			
Value at beginning of period	$11.02	$9.43	
Value at end of period	$10.43	$11.02	
Number of accumulation units outstanding at end of period	0	20	
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)			
(Funds were first received in this option during February 2009)			
Value at beginning of period	$10.97	$9.33	$6.99
Value at end of period	$10.39	$10.97	$9.33
Number of accumulation units outstanding at end of period	0	0	9,305
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO			
(Funds were first received in this option during February 2010)			
Value at beginning of period	$9.21	$8.17	
Value at end of period	$9.40	$9.21	
Number of accumulation units outstanding at end of period	0	0	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during February 2009)			
Value at beginning of period	$13.02	$11.37	$8.10
Value at end of period	$12.87	$13.02	$11.37
Number of accumulation units outstanding at end of period	0	0	5,506
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during February 2009)			
Value at beginning of period	$13.36	$11.48	$8.11
Value at end of period	$13.16	$13.36	$11.48
Number of accumulation units outstanding at end of period	0	0	4,311
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during February 2010)			
Value at beginning of period	$13.65	$12.08	
Value at end of period	$12.92	$13.65	
Number of accumulation units outstanding at end of period	0	16	
THE INCOME FUND OF AMERICA®			
(Funds were first received in this option during February 2010)			
Value at beginning of period	$13.72	$12.19	
Value at end of period	$14.40	$13.72	
Number of accumulation units outstanding at end of period	0	0	

TABLE 5
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.25%
(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006	2005
ALGER GREEN FUND							
(Funds were first received in this option during September 2009)							
Value at beginning of period	$9.06	$8.30	$7.54				
Value at end of period	$8.55	$9.06	$8.30				
Number of accumulation units outstanding at end of period	0	0	19,318				

CFI 17

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
AMERICAN BALANCED FUND®							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$12.82	$11.41	$9.48	$12.83	$12.11	$10.89	$10.93
Value at end of period	$13.24	$12.82	$11.41	$9.48	$12.83	$12.11	$10.89
Number of accumulation units outstanding at end of period	766	1,992	1,608	41,108	40,855	4,099	26,742
ARIEL APPRECIATION FUND							
(Funds were first received in this option during October 2011)							
Value at beginning of period	$11.55						
Value at end of period	$12.66						
Number of accumulation units outstanding at end of period	3,854						
ARIEL FUND							
(Funds were first received in this option during January 2007)							
Value at beginning of period	$13.24	$10.57	$6.51	$12.65	$13.14		
Value at end of period	$11.67	$13.24	$10.57	$6.51	$12.65		
Number of accumulation units outstanding at end of period	0	0	0	99	297		
COLUMBIA DIVERSIFIED EQUITY INCOME FUND							
(Funds were first received in this option during September 2009)							
Value at beginning of period	$9.09	$7.85	$7.25				
Value at end of period	$8.57	$9.09	$7.85				
Number of accumulation units outstanding at end of period	0	0	20,138				
COLUMBIA MID CAP VALUE FUND							
(Funds were first received in this option during September 2009)							
Value at beginning of period	$9.85	$8.05	$7.34				
Value at end of period	$9.38	$9.85	$8.05				
Number of accumulation units outstanding at end of period	0	0	18,649				
CRM MID CAP VALUE FUND							
(Funds were first received in this option during September 2009)							
Value at beginning of period	$14.37	$12.17	$11.40				
Value at end of period	$13.28	$14.37	$12.17				
Number of accumulation units outstanding at end of period	338	303	5,638				
DODGE & COX INTERNATIONAL STOCK FUND							
(Funds were first received in this option during October 2011)							
Value at beginning of period	$9.48						
Value at end of period	$9.89						
Number of accumulation units outstanding at end of period	9,559						
EUROPACIFIC GROWTH FUND®							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$17.81	$16.37	$11.83	$20.00	$16.91	$13.96	$13.34
Value at end of period	$15.30	$17.81	$16.37	$11.83	$20.00	$16.91	$13.96
Number of accumulation units outstanding at end of period	31,207	32,763	38,028	29,508	26,232	22,704	5,679
FIDELITY® VIP CONTRAFUND PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$15.45	$13.27	$9.84	$17.23	$14.75	$13.29	$13.19
Value at end of period	$14.96	$15.45	$13.27	$9.84	$17.23	$14.75	$13.29
Number of accumulation units outstanding at end of period	30,857	33,101	27,306	36,991	31,868	20,565	12,166
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$11.69	$10.22	$9.90				
Value at end of period	$11.73	$11.69	$10.22				
Number of accumulation units outstanding at end of period	18,683	16,422	11,929				

CFI 18

	2011	2010	2009	2008	2007	2006	2005
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during October 2006)							
Value at beginning of period	$16.42	$12.87	$10.01	$15.01	$15.44	$14.97	
Value at end of period	$15.74	$16.42	$12.87	$10.01	$15.01	$15.44	
Number of accumulation units outstanding at end of period	4,648	4,122	2,658	133	40	2,399	
FUNDAMENTAL INVESTORS[SM]							
(Funds were first received in this option during September 2009)							
Value at beginning of period	$9.21	$8.12	$7.47				
Value at end of period	$8.98	$9.21	$8.12				
Number of accumulation units outstanding at end of period	12,234	9,132	19,526				
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during September 2009)							
Value at beginning of period	$17.02	$13.99	$12.70				
Value at end of period	$16.44	$17.02	$13.99				
Number of accumulation units outstanding at end of period	0	0	1,546				
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$15.90	$12.60	$9.34	$15.94	$15.06	$13.10	$13.12
Value at end of period	$16.21	$15.90	$12.60	$9.34	$15.94	$15.06	$13.10
Number of accumulation units outstanding at end of period	1,442	1,969	2,160	3,441	2,623	4,458	1,458
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$12.55	$11.77	$10.79				
Value at end of period	$13.10	$12.55	$11.77				
Number of accumulation units outstanding at end of period	8,543	7,307	5,849				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during October 2006)							
Value at beginning of period	$14.52	$12.29	$8.08	$13.48	$11.37	$11.16	
Value at end of period	$12.95	$14.52	$12.29	$8.08	$13.48	$11.37	
Number of accumulation units outstanding at end of period	350	471	453	430	430	428	
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO							
(Funds were first received in this option during October 2006)							
Value at beginning of period	$16.30	$12.74	$9.18	$15.14	$13.27	$12.74	
Value at end of period	$14.48	$16.30	$12.74	$9.18	$15.14	$13.27	
Number of accumulation units outstanding at end of period	22,911	27,940	31,935	25,078	23,149	19,722	
ING GLOBAL BOND PORTFOLIO							
(Funds were first received in this option during October 2011)							
Value at beginning of period	$12.43						
Value at end of period	$12.60						
Number of accumulation units outstanding at end of period	5,187						
ING GLOBAL RESOURCES PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$15.01	$12.38	$12.05				
Value at end of period	$13.59	$15.01	$12.38				
Number of accumulation units outstanding at end of period	7,877	6,400	5,755				
ING GNMA INCOME FUND							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$13.55	$12.79	$12.21	$11.46	$10.87	$10.44	$10.37
Value at end of period	$14.52	$13.55	$12.79	$12.21	$11.46	$10.87	$10.44
Number of accumulation units outstanding at end of period	0	0	0	13,074	12,078	0	10,000

CFI 19

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$11.61	$10.26	$8.38	$13.43	$12.87	$11.31	$11.39
Value at end of period	$11.53	$11.61	$10.26	$8.38	$13.43	$12.87	$11.31
Number of accumulation units outstanding at end of period	177	138	265	9,779	8,830	2,783	4,033
ING INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during December 2005)							
Value at beginning of period	$12.36	$11.59	$8.85	$14.27	$13.62	$12.53	$12.69
Value at end of period	$13.78	$14.04	$11.59	$8.85	$14.27	$13.62	$12.53
Number of accumulation units outstanding at end of period	1,982	0	0	346	191	2,103	2
ING INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during January 2006)							
Value at beginning of period	$13.29	$10.89	$8.78	$13.31	$14.28	$13.17	
Value at end of period	$13.11	$13.29	$10.89	$8.78	$13.31	$14.28	
Number of accumulation units outstanding at end of period	5,710	7,276	6,559	8,653	9,212	5,445	
ING INTERMEDIATE BOND FUND							
(Funds were first received in this option during November 2006)							
Value at beginning of period	$12.75	$11.65	$10.36	$11.54	$10.94	$10.89	
Value at end of period	$13.70	$12.75	$11.65	$10.36	$11.54	$10.94	
Number of accumulation units outstanding at end of period	0	0	0	0	0	9,836	
ING INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$12.70	$11.63	$10.49	$11.53	$10.95	$10.57	$10.53
Value at end of period	$13.57	$12.70	$11.63	$10.49	$11.53	$10.95	$10.57
Number of accumulation units outstanding at end of period	0	0	0	26,873	29,868	0	19,144
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND							
(Funds were first received in this option during November 2006)							
Value at beginning of period	$17.52	$14.10	$9.72	$20.22	$18.40	$17.01	
Value at end of period	$14.39	$17.52	$14.10	$9.72	$20.22	$18.40	
Number of accumulation units outstanding at end of period	0	0	0	0	0	4,919	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO							
(Funds were first received in this option during May 2011)							
Value at beginning of period	$15.63						
Value at end of period	$12.88						
Number of accumulation units outstanding at end of period	18						
ING LARGE CAP VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$8.56	$7.21	$6.44	$9.27	$9.44		
Value at end of period	$8.80	$8.56	$7.21	$6.44	$9.27		
Number of accumulation units outstanding at end of period	20,707	28,051	30,519	26,292	16,982		
ING MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during August 2010)							
Value at beginning of period	$12.34	$9.93					
Value at end of period	$12.22	$12.34					
Number of accumulation units outstanding at end of period	375	193					
ING MONEY MARKET PORTFOLIO							
(Funds were first received in this option during August 2007)							
Value at beginning of period	$11.25	$11.30	$11.35	$11.14	$10.97		
Value at end of period	$11.16	$11.25	$11.30	$11.35	$11.14		
Number of accumulation units outstanding at end of period	4,885	4,207	0	12	12		

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING OPPENHEIMER GLOBAL PORTFOLIO							
(Funds were first received in this option during November 2006)							
Value at beginning of period	$13.93	$12.06	$8.69	$14.63	$13.79	$13.49	
Value at end of period	$12.74	$13.93	$12.06	$8.69	$14.63	$13.79	
Number of accumulation units outstanding at end of period	0	0	0	0	0	5,405	
ING PIMCO HIGH YIELD PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$14.27	$12.53	$12.17				
Value at end of period	$14.85	$14.27	$12.53				
Number of accumulation units outstanding at end of period	8,384	7,072	5,239				
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during October 2006)							
Value at beginning of period	$14.28	$13.31	$11.85	$11.90	$10.90	$10.75	
Value at end of period	$14.71	$14.28	$13.31	$11.85	$11.90	$10.90	
Number of accumulation units outstanding at end of period	55,907	37,688	50,541	19,761	18,035	16,926	
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$10.94	$9.31	$7.47	$11.20	$11.35		
Value at end of period	$10.36	$10.94	$9.31	$7.47	$11.20		
Number of accumulation units outstanding at end of period	522	468	386	139	364		
ING REAL ESTATE FUND							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$17.19	$13.52	$10.46	$16.17	$19.42	$14.31	$14.23
Value at end of period	$18.75	$17.19	$13.52	$10.46	$16.17	$19.42	$14.31
Number of accumulation units outstanding at end of period	6,113	7,949	7,382	6,393	5,750	4,181	109
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO							
(Funds were first received in this option during October 2011)							
Value at beginning of period	$8.51						
Value at end of period	$9.39						
Number of accumulation units outstanding at end of period	2,127						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO							
(Funds were first received in this option during October 2011)							
Value at beginning of period	$9.39						
Value at end of period	$10.58						
Number of accumulation units outstanding at end of period	3,830						
ING SOLUTION 2015 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.40	$10.81					
Value at end of period	$11.28	$11.40					
Number of accumulation units outstanding at end of period	21,006	15,980					
ING SOLUTION 2025 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.87	$11.06					
Value at end of period	$11.45	$11.87					
Number of accumulation units outstanding at end of period	7,411	5,774					
ING SOLUTION 2035 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$12.07	$11.22					
Value at end of period	$11.46	$12.07					
Number of accumulation units outstanding at end of period	13,415	10,986					

CFI 21

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING SOLUTION 2045 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$12.19	$11.27					
Value at end of period	$11.50	$12.19					
Number of accumulation units outstanding at end of period	1,027	699					
ING SOLUTION 2055 PORTFOLIO							
(Funds were first received in this option during October 2011)							
Value at beginning of period	$11.45						
Value at end of period	$10.95						
Number of accumulation units outstanding at end of period	48						
ING SOLUTION INCOME PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.04	$10.51					
Value at end of period	$11.04	$11.04					
Number of accumulation units outstanding at end of period	23,282	35,516					
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO							
Value at beginning of period	$12.31	$11.13	$9.48				
Value at end of period	$12.48	$12.31	$11.13				
Number of accumulation units outstanding at end of period	13,996	12,850	15,357				
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO							
Value at beginning of period	$12.21	$10.84	$8.69				
Value at end of period	$11.81	$12.21	$10.84				
Number of accumulation units outstanding at end of period	16,106	14,153	34,207				
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO							
Value at beginning of period	$12.26	$10.99	$9.06				
Value at end of period	$12.14	$12.26	$10.99				
Number of accumulation units outstanding at end of period	44,223	35,843	98,851				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Funds were first received in this option during November 2006)							
Value at beginning of period	$14.25	$12.54	$9.44	$13.07	$12.57	$12.32	
Value at end of period	$14.61	$14.25	$12.54	$9.44	$13.07	$12.57	
Number of accumulation units outstanding at end of period	34,621	17,278	19,256	0	0	6,921	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$12.98	$11.33	$9.10	$14.20	$13.82	$11.65	$11.72
Value at end of period	$12.82	$12.98	$11.33	$9.10	$14.20	$13.82	$11.65
Number of accumulation units outstanding at end of period	22,120	29,568	28,600	26,819	30,255	26,511	3,135
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during October 2011)							
Value at beginning of period	$12.10						
Value at end of period	$13.11						
Number of accumulation units outstanding at end of period	10,469						
INVESCO VAN KAMPEN SMALL CAP VALUE FUND							
(Funds were first received in this option during September 2009)							
Value at beginning of period	$16.64	$12.91	$12.09				
Value at end of period	$15.21	$16.64	$12.91				
Number of accumulation units outstanding at end of period	0	0	5,599				
MUTUAL GLOBAL DISCOVERY FUND							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$17.53	$15.86	$15.56				
Value at end of period	$16.93	$17.53	$15.86				
Number of accumulation units outstanding at end of period	6,364	5,474	4,752				

CFI 22

	2011	2010	2009	2008	2007	2006	2005
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$11.05	$9.07	$8.59				
Value at end of period	$10.64	$11.05	$9.07				
Number of accumulation units outstanding at end of period	8,165	6,860	6,160				
NEW PERSPECTIVE FUND®							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$16.08	$14.35	$10.49	$16.99	$14.73	$12.36	$12.05
Value at end of period	$14.77	$16.08	$14.35	$10.49	$16.99	$14.73	$12.36
Number of accumulation units outstanding at end of period	10,304	12,141	10,405	9,443	8,478	6,369	436
OPPENHEIMER DEVELOPING MARKETS FUND							
(Funds were first received in this option during September 2009)							
Value at beginning of period	$36.14	$28.59	$24.98				
Value at end of period	$29.47	$36.14	$28.59				
Number of accumulation units outstanding at end of period	5,687	3,269	13,283				
PIMCO VIT REAL RETURN PORTFOLIO							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$13.29	$12.36	$12.11				
Value at end of period	$14.77	$13.29	$12.36				
Number of accumulation units outstanding at end of period	12,825	10,871	9,010				
PIONEER HIGH YIELD FUND							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$14.83	$12.67	$7.86	$12.52	$11.77	$10.69	$10.63
Value at end of period	$14.51	$14.83	$12.67	$7.86	$12.52	$11.77	$10.69
Number of accumulation units outstanding at end of period	13,315	18,257	22,627	26,273	24,162	22,032	2,566
PIONEER STRATEGIC INCOME FUND							
(Funds were first received in this option during October 2011)							
Value at beginning of period	$10.76						
Value at end of period	$11.11						
Number of accumulation units outstanding at end of period	5,901						
THE GROWTH FUND OF AMERICA®							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$13.60	$12.18	$9.10	$15.02	$13.61	$12.34	$12.11
Value at end of period	$12.87	$13.60	$12.18	$9.10	$15.02	$13.61	$12.34
Number of accumulation units outstanding at end of period	28,501	34,675	32,732	39,506	35,701	27,273	8,740
THE INCOME FUND OF AMERICA®							
(Funds were first received in this option during October 2006)							
Value at beginning of period	$13.67	$12.28	$9.93	$14.05	$13.63	$13.04	
Value at end of period	$14.35	$13.67	$12.28	$9.93	$14.05	$13.63	
Number of accumulation units outstanding at end of period	7,531	6,877	6,505	4,764	2,054	2,000	
WANGER INTERNATIONAL							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$10.58	$8.51	$8.19				
Value at end of period	$8.99	$10.58	$8.51				
Number of accumulation units outstanding at end of period	3,328	2,829	2,573				
WASHINGTON MUTUAL INVESTORS FUND℠							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$11.92	$10.58	$8.94	$13.44	$13.00	$11.09	$11.14
Value at end of period	$12.68	$11.92	$10.58	$8.94	$13.44	$13.00	$11.09
Number of accumulation units outstanding at end of period	0	0	0	2,060	2,724	11,847	1,581

Condensed Financial Information (continued)

TABLE 6
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.35%
(Selected data for accumulation units outstanding throughout each period)

	2011	**2010**	**2009**	**2008**	**2007**	**2006**
ALLIANZ NFJ SMALL-CAP VALUE FUND						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$18.40	$14.81	$12.02	$15.94		
Value at end of period	$18.68	$18.40	$14.81	$12.02		
Number of accumulation units outstanding at end of period	2,654	58	0	65		
AMANA INCOME FUND						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$13.35					
Value at end of period	$13.63					
Number of accumulation units outstanding at end of period	2,533					
AMERICAN BALANCED FUND®						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$12.74	$11.35	$9.43	$12.78	$12.07	$11.95
Value at end of period	$13.14	$12.74	$11.35	$9.43	$12.78	$12.07
Number of accumulation units outstanding at end of period	44,233	5,760	10,010	10,047	8,076	7,355
ARIEL APPRECIATION FUND						
(Funds were first received in this option during June 2011)						
Value at beginning of period	$14.10					
Value at end of period	$12.56					
Number of accumulation units outstanding at end of period	15,037					
ARIEL FUND						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$13.15	$10.51	$6.48	$12.60	$12.91	$12.76
Value at end of period	$11.58	$13.15	$10.51	$6.48	$12.60	$12.91
Number of accumulation units outstanding at end of period	11,836	1,415	1,377	1,375	1,220	1,157
COLUMBIA MID CAP VALUE FUND						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$9.82	$8.03	$5.70			
Value at end of period	$9.35	$9.82	$8.03			
Number of accumulation units outstanding at end of period	0	3,407	2,204			
CRM MID CAP VALUE FUND						
(Funds were first received in this option during May 2011)						
Value at beginning of period	$15.73					
Value at end of period	$13.25					
Number of accumulation units outstanding at end of period	168					
DODGE & COX INTERNATIONAL STOCK FUND						
(Funds were first received in this option during May 2011)						
Value at beginning of period	$12.45					
Value at end of period	$9.87					
Number of accumulation units outstanding at end of period	1,212					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$17.69	$16.27	$11.77	$19.93	$16.86	$15.82
Value at end of period	$15.18	$17.69	$16.27	$11.77	$19.93	$16.86
Number of accumulation units outstanding at end of period	106,249	106,406	102,805	86,788	69,072	26,447
FIDELITY® ADVISOR NEW INSIGHTS FUND						
(Funds were first received in this option during May 2011)						
Value at beginning of period	$12.90					
Value at end of period	$12.07					
Number of accumulation units outstanding at end of period	1,223					
FIDELITY® VIP CONTRAFUND PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$15.34	$13.19	$9.79	$17.16	$14.70	$14.20
Value at end of period	$14.84	$15.34	$13.19	$9.79	$17.16	$14.70
Number of accumulation units outstanding at end of period	125,871	152,504	143,573	138,928	110,136	52,624
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$11.61	$10.16	$7.86	$13.81	$13.70	$13.40
Value at end of period	$11.63	$11.61	$10.16	$7.86	$13.81	$13.70
Number of accumulation units outstanding at end of period	10,064	2,224	10,870	13,547	12,669	11,565
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$11.41	$9.25	$.7.27	$13.86	$11.00	$11.13
Value at end of period	$11.34	$11.41	$9.25	$7.27	$13.86	$11.00
Number of accumulation units outstanding at end of period	0	0	0	0	214	70
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$16.31	$12.79	$9.96	$14.95	$16.57	
Value at end of period	$15.61	$16.31	$12.79	$9.96	$14.95	
Number of accumulation units outstanding at end of period	46,973	46,502	38,540	32,115	26,710	
FRANKLIN SMALL-MID CAP GROWTH FUND						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$16.09	$11.63	$8.17	$12.28		
Value at end of period	$14.06	$14.86	$11.63	$8.17		
Number of accumulation units outstanding at end of period	703	0	0	74		
FUNDAMENTAL INVESTORS℠						
(Funds were first received in this option during October 2010)						
Value at beginning of period	$9.18	$8.62				
Value at end of period	$8.95	$9.18				
Number of accumulation units outstanding at end of period	5,675	115				
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$15.79	$12.52	$9.30	$15.88	$15.02	$14.19
Value at end of period	$16.08	$15.79	$12.52	$9.30	$15.88	$15.02
Number of accumulation units outstanding at end of period	26,236	41,703	43,059	24,878	23,224	8,320
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$12.60					
Value at end of period	$13.01					
Number of accumulation units outstanding at end of period	309					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$14.40					
Value at end of period	$12.85					
Number of accumulation units outstanding at end of period	6,214					
ING CLARION REAL ESTATE PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$10.70	$8.40	$6.21	$10.14	$12.37	$11.68
Value at end of period	$11.66	$10.70	$8.40	$6.21	$10.14	$12.37
Number of accumulation units outstanding at end of period	11,910	25,042	19,687	13,197	8,974	12,480
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$10.59	$8.48	$6.83	$9.53		
Value at end of period	$10.27	$10.59	$8.48	$6.83		
Number of accumulation units outstanding at end of period	0	0	0	2,536		
ING CORE EQUITY RESEARCH FUND						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$15.40					
Value at end of period	$15.19					
Number of accumulation units outstanding at end of period	6,189					
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$11.30	$10.12	$7.72	$12.74	$13.40	
Value at end of period	$10.73	$11.30	$10.12	$7.72	$12.74	
Number of accumulation units outstanding at end of period	35,942	39,478	40,665	41,808	35,698	
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$16.21	$12.68	$9.15	$15.09	$13.24	$12.72
Value at end of period	$14.38	$16.21	$12.68	$9.15	$15.09	$13.24
Number of accumulation units outstanding at end of period	13,591	29,479	24,061	19,202	13,504	9,268
ING GLOBAL BOND PORTFOLIO						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$12.16	$10.56	$8.23			
Value at end of period	$12.54	$12.16	$10.56			
Number of accumulation units outstanding at end of period	73	20,948	18,471			
ING GNMA INCOME FUND						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$13.46	$12.72	$12.16	$11.64		
Value at end of period	$14.41	$13.46	$12.72	$12.16		
Number of accumulation units outstanding at end of period	16,294	31,662	30,914	1,215		
ING GROWTH AND INCOME PORTFOLIO (CLASS S)						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$14.09	$12.43	$11.27			
Value at end of period	$13.95	$14.09	$12.43			
Number of accumulation units outstanding at end of period	19,231	14,705	5,347			
ING INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$11.53	$10.20	$8.34	$13.38	$14.05	
Value at end of period	$11.44	$11.53	$10.20	$8.34	$13.38	
Number of accumulation units outstanding at end of period	34,008	32,983	28,906	6,131	4,605	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
ING INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$13.94	$11.52	$8.81	$14.22	$13.58	$13.64
Value at end of period	$13.68	$13.94	$11.52	$8.81	$14.22	$13.58
Number of accumulation units outstanding at end of period	16,820	63,325	64,518	20,029	18,609	15,677
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$13.20	$10.83	$8.74	$13.26	$14.24	$14.28
Value at end of period	$13.01	$13.20	$10.83	$8.74	$13.26	$14.24
Number of accumulation units outstanding at end of period	4,759	7,421	7,174	3,925	3,797	3,312
ING INDEX SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during April 2011)						
Value at beginning of period	$12.07					
Value at end of period	$11.32					
Number of accumulation units outstanding at end of period	2,076					
ING INDEX SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during July 2011)						
Value at beginning of period	$12.19					
Value at end of period	$11.32					
Number of accumulation units outstanding at end of period	46					
ING INTERMEDIATE BOND FUND						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$12.66	$11.58	$10.31	$11.49	$10.91	$10.98
Value at end of period	$13.59	$12.66	$11.58	$10.31	$11.49	$10.91
Number of accumulation units outstanding at end of period	53,647	58,127	64,876	77,248	66,284	4,543
ING INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$12.61	$11.56	$10.44	$11.48	$10.91	$10.77
Value at end of period	$13.47	$12.61	$11.56	$10.44	$11.48	$10.91
Number of accumulation units outstanding at end of period	25,293	65,547	39,185	39,310	29,740	24,524
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$17.40	$14.02	$9.67	$20.14	$18.35	$16.48
Value at end of period	$14.27	$17.40	$14.02	$9.67	$20.14	$18.35
Number of accumulation units outstanding at end of period	1,367	22,038	17,676	13,876	10,909	7,128
ING INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$13.72	$13.32	$10.51	$16.78		
Value at end of period	$11.53	$13.61	$13.32	$10.51		
Number of accumulation units outstanding at end of period	1,915	0	0	869		
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$12.49	$10.63	$8.30	$12.40		
Value at end of period	$11.90	$12.19	$10.63	$8.30		
Number of accumulation units outstanding at end of period	4,054	0	0	4,684		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$14.42					
Value at end of period	$12.81					
Number of accumulation units outstanding at end of period	3,511					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$15.39	$12.56	$10.03	$15.04	$14.74	$14.78
Value at end of period	$15.62	$15.39	$12.56	$10.03	$15.04	$14.74
Number of accumulation units outstanding at end of period	2,497	2,801	4,183	3,746	3,531	2,064
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO						
(Funds were first received in this option during May 2011)						
Value at beginning of period	$14.51					
Value at end of period	$13.02					
Number of accumulation units outstanding at end of period	272					
ING LARGE CAP GROWTH PORTFOLIO						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$10.80					
Value at end of period	$10.37					
Number of accumulation units outstanding at end of period	764					
ING LARGE CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$8.52	$7.18	$6.42	$9.25	$9.43	
Value at end of period	$8.75	$8.52	$7.18	$6.42	$9.25	
Number of accumulation units outstanding at end of period	76,674	123,748	101,852	83,274	71,517	
ING MARSICO GROWTH PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$12.37	$10.37	$8.08	$12.47		
Value at end of period	$12.11	$12.37	$10.37	$8.08		
Number of accumulation units outstanding at end of period	0	0	0	3,989		
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during May 2011)						
Value at beginning of period	$13.45					
Value at end of period	$12.90					
Number of accumulation units outstanding at end of period	49,368					
ING MIDCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during August 2010)						
Value at beginning of period	$12.34	$9.93				
Value at end of period	$12.20	$12.34				
Number of accumulation units outstanding at end of period	38,574	34,304				
ING MONEY MARKET PORTFOLIO						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$11.15					
Value at end of period	$11.08					
Number of accumulation units outstanding at end of period	6,453					
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$13.85	$12.01	$8.65	$14.58	$13.77	$13.44
Value at end of period	$12.65	$13.85	$12.01	$8.65	$14.58	$13.77
Number of accumulation units outstanding at end of period	9,594	4,570	5,007	10,068	6,487	6,104
ING PIMCO HIGH YIELD PORTFOLIO						
(Funds were first received in this option during September 2009)						
Value at beginning of period	$14.20	$12.49	$11.25			
Value at end of period	$14.76	$14.20	$12.49			
Number of accumulation units outstanding at end of period	1,350	1,047	617			

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$14.18	$13.23	$11.79	$11.85	$10.87	$11.00
Value at end of period	$14.59	$14.18	$13.23	$11.79	$11.85	$10.87
Number of accumulation units outstanding at end of period	80,271	52,519	35,498	4,099	110	67
ING PIONEER FUND PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$10.56	$9.16	$7.41	$11.40	$11.59	
Value at end of period	$10.04	$10.56	$9.16	$7.41	$11.40	
Number of accumulation units outstanding at end of period	2,521	19,922	15,494	18,203	14,814	
ING PIONEER FUND PORTFOLIO (CLASS S)						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$10.52	$9.13	$6.25			
Value at end of period	$10.00	$10.52	$9.13			
Number of accumulation units outstanding at end of period	0	20,266	16,508			
ING PIONEER HIGH YIELD PORTFOLIO						
(Funds were first received in this option during March 2009)						
Value at beginning of period	$15.45	$13.06	$7.72			
Value at end of period	$15.25	$15.45	$13.06			
Number of accumulation units outstanding at end of period	61	1,638	429			
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$10.92					
Value at end of period	$10.30					
Number of accumulation units outstanding at end of period	3,088					
ING REAL ESTATE FUND						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$18.10					
Value at end of period	$18.60					
Number of accumulation units outstanding at end of period	2,681					
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO						
(Funds were first received in this option during July 2009)						
Value at beginning of period	$14.12	$12.60	$10.72			
Value at end of period	$14.63	$14.12	$12.60			
Number of accumulation units outstanding at end of period	64	5,992	3,538			
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$9.17					
Value at end of period	$9.35					
Number of accumulation units outstanding at end of period	10,663					
ING RUSSELL™ MID CAP INDEX PORTFOLIO						
(Funds were first received in this option during May 2011)						
Value at beginning of period	$11.25					
Value at end of period	$10.05					
Number of accumulation units outstanding at end of period	2,553					
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$16.26	$13.08	$10.29	$13.94		
Value at end of period	$15.76	$16.21	$13.08	$10.29		
Number of accumulation units outstanding at end of period	2,258	0	0	903		

CFI 29

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$11.39	$10.80				
Value at end of period	$11.25	$11.39				
Number of accumulation units outstanding at end of period	104,596	138,812				
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$11.86	$11.06				
Value at end of period	$11.43	$11.86				
Number of accumulation units outstanding at end of period	160,899	150,171				
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$12.06	$11.22				
Value at end of period	$11.44	$12.06				
Number of accumulation units outstanding at end of period	284,472	254,887				
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$12.18	$11.27				
Value at end of period	$11.48	$12.18				
Number of accumulation units outstanding at end of period	205,693	245,997				
ING SOLUTION 2055 PORTFOLIO						
(Funds were first received in this option during October 2010)						
Value at beginning of period	$11.58	$10.82				
Value at end of period	$10.93	$11.58				
Number of accumulation units outstanding at end of period	2,009	2,962				
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$11.03	$10.51				
Value at end of period	$11.02	$11.03				
Number of accumulation units outstanding at end of period	35,820	188,826				
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during May 2011)						
Value at beginning of period	$12.92					
Value at end of period	$12.39					
Number of accumulation units outstanding at end of period	5,851					
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during May 2011)						
Value at beginning of period	$12.97					
Value at end of period	$11.71					
Number of accumulation units outstanding at end of period	7,912					
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during May 2011)						
Value at beginning of period	$12.95					
Value at end of period	$12.05					
Number of accumulation units outstanding at end of period	22,540					
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$14.17	$12.48	$9.41	$13.04	$12.55	$12.06
Value at end of period	$14.51	$14.17	$12.48	$9.41	$13.04	$12.55
Number of accumulation units outstanding at end of period	15,412	79,238	66,795	31,840	21,966	24,305

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$12.81	$10.00	$6.86	$12.10	$10.71	$10.77
Value at end of period	$12.29	$12.81	$10.00	$6.86	$12.10	$10.71
Number of accumulation units outstanding at end of period	1,312	841	1,354	928	258	113
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$14.44	$11.31	$7.77	$13.75	$12.21	$12.28
Value at end of period	$13.83	$14.44	$11.31	$7.77	$13.75	$12.21
Number of accumulation units outstanding at end of period	1,351	1,351	1,352	1,352	1,352	1,329
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$12.89	$11.26	$7.22			
Value at end of period	$12.72	$12.89	$11.26			
Number of accumulation units outstanding at end of period	967	31,712	25,676			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$13.27	$11.38	$8.01	$12.52		
Value at end of period	$13.00	$13.22	$11.38	$8.01		
Number of accumulation units outstanding at end of period	3,630	0	0	2,222		
INVESCO GLOBAL HEALTH CARE FUND						
(Funds were first received in this option during May 2011)						
Value at beginning of period	$39.24					
Value at end of period	$34.72					
Number of accumulation units outstanding at end of period	1,704					
INVESCO MID CAP CORE EQUITY FUND						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$15.01	$13.41	$10.35	$13.45		
Value at end of period	$14.01	$15.01	$13.41	$10.35		
Number of accumulation units outstanding at end of period	0	0	0	1,289		
INVESCO VAN KAMPEN SMALL CAP VALUE FUND						
(Funds were first received in this option during July 2011)						
Value at beginning of period	$16.78					
Value at end of period	$15.17					
Number of accumulation units outstanding at end of period	17					
LAZARD U.S. MID CAP EQUITY PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$9.03	$7.38	$5.37	$8.78	$9.88	
Value at end of period	$8.46	$9.03	$7.38	$5.37	$8.78	
Number of accumulation units outstanding at end of period	23,972	21,895	21,598	17,115	13,931	
LORD ABBETT DEVELOPING GROWTH FUND, INC.						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$14.85					
Value at end of period	$14.26					
Number of accumulation units outstanding at end of period	1,297					
LORD ABBETT MID-CAP VALUE FUND						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$14.17	$10.97	$8.71	$13.38		
Value at end of period	$13.08	$13.70	$10.97	$8.71		
Number of accumulation units outstanding at end of period	12,539	0	0	3,964		

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
LORD ABBETT SMALL-CAP VALUE FUND						
(Funds were first received in this option during July 2008)						
Value at beginning of period	$20.99	$15.54	$12.03	$17.01		
Value at end of period	$18.50	$19.51	$15.54	$12.03		
Number of accumulation units outstanding at end of period	13,233	0	0	114		
MASSACHUSETTS INVESTORS GROWTH STOCK FUND						
(Funds were first received in this option during May 2011)						
Value at beginning of period	$13.77					
Value at end of period	$12.95					
Number of accumulation units outstanding at end of period	22,923					
MUTUAL GLOBAL DISCOVERY FUND						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$17.41	$15.76	$13.10	$18.00	$16.30	$15.38
Value at end of period	$16.80	$17.41	$15.76	$13.10	$18.00	$16.30
Number of accumulation units outstanding at end of period	14,695	63,138	53,941	25,073	17,077	10,026
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$10.99	$9.03	$6.98	$11.50	$11.51	
Value at end of period	$10.58	$10.99	$9.03	$6.98	$11.50	
Number of accumulation units outstanding at end of period	5,215	23,763	16,240	2,587	3,044	
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$15.97	$14.27	$10.44	$16.92	$14.69	$13.85
Value at end of period	$14.65	$15.97	$14.27	$10.44	$16.92	$14.69
Number of accumulation units outstanding at end of period	24,827	13,126	11,366	8,715	5,815	2,497
OPPENHEIMER CAPITAL APPRECIATION FUND						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$10.89	$10.03	$7.03	$13.06	$11.54	$11.67
Value at end of period	$10.66	$10.89	$10.03	$7.03	$13.06	$11.54
Number of accumulation units outstanding at end of period	0	0	1,246	979	724	491
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$35.89	$28.42	$15.72	$30.42	$22.85	$22.17
Value at end of period	$29.23	$35.89	$28.42	$15.72	$30.42	$22.85
Number of accumulation units outstanding at end of period	4,393	275	1,697	3,041	2,884	3,076
PAX WORLD BALANCED FUND						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$12.94	$11.63	$9.63	$13.98	$12.85	$12.48
Value at end of period	$12.63	$12.94	$11.63	$9.63	$13.98	$12.85
Number of accumulation units outstanding at end of period	5,740	38,585	31,628	27,329	16,071	11,482
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$13.81	$12.31	$10.46	$11.82		
Value at end of period	$14.69	$13.23	$12.31	$10.46		
Number of accumulation units outstanding at end of period	283	0	0	2,046		
PIONEER EMERGING MARKETS VCT PORTFOLIO						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$10.60	$9.21	$5.59			
Value at end of period	$8.06	$10.60	$9.21			
Number of accumulation units outstanding at end of period	89	3,264	1,386			

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
PIONEER HIGH YIELD FUND						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$14.73	$12.60	$7.82	$12.47	$11.73	$11.65
Value at end of period	$14.39	$14.73	$12.60	$7.82	$12.47	$11.73
Number of accumulation units outstanding at end of period	39,498	22,120	26,914	25,655	23,076	13,579
T. ROWE PRICE MID-CAP VALUE FUND						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$16.16	$13.99	$9.62	$14.82	$14.85	$14.71
Value at end of period	$15.25	$16.16	$13.99	$9.62	$14.82	$14.85
Number of accumulation units outstanding at end of period	15,725	80	5,820	7,115	6,512	6,794
TEMPLETON FOREIGN FUND						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$15.13	$14.02	$9.41	$17.56	$15.06	$14.31
Value at end of period	$13.13	$15.13	$14.02	$9.41	$17.56	$15.06
Number of accumulation units outstanding at end of period	218	161	4,585	4,950	6,009	6,411
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$13.51	$12.11	$9.06	$14.96	$13.58	$13.11
Value at end of period	$12.77	$13.51	$12.11	$9.06	$14.96	$13.58
Number of accumulation units outstanding at end of period	118,453	123,927	121,108	46,399	31,663	34,998
THE INCOME FUND OF AMERICA®						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$13.58	$12.21	$9.88	$14.00	$13.59	$13.39
Value at end of period	$14.23	$13.58	$12.21	$9.88	$14.00	$13.59
Number of accumulation units outstanding at end of period	0	0	2,242	2,080	2,173	2,145
VANGUARD® DIVERSIFIED VALUE PORTFOLIO						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$12.85	$11.87	$9.44	$14.92	$14.49	$14.01
Value at end of period	$13.23	$12.85	$11.87	$9.44	$14.92	$14.49
Number of accumulation units outstanding at end of period	5,903	5,970	6,031	7,227	6,859	6,630
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$14.29	$10.94	$7.93	$13.22	$12.86	$13.02
Value at end of period	$14.34	$14.29	$10.94	$7.93	$13.22	$12.86
Number of accumulation units outstanding at end of period	653	542	952	598	238	119
WANGER INTERNATIONAL						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$10.54	$8.48	$5.70	$10.53	$11.16	
Value at end of period	$8.95	$10.54	$8.48	$5.70	$10.53	
Number of accumulation units outstanding at end of period	14,510	13,487	13,251	9,542	7,447	
WASHINGTON MUTUAL INVESTORS FUND[SM]						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$11.84	$10.51	$8.90	$13.39	$12.97	$12.75
Value at end of period	$12.58	$11.84	$10.51	$8.90	$13.39	$12.97
Number of accumulation units outstanding at end of period	68,259	1,599	5,604	5,313	4,844	4,396
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$15.06	$12.36	$9.58	$14.12	$15.45	$15.51
Value at end of period	$14.65	$15.06	$12.36	$9.58	$14.12	$15.45
Number of accumulation units outstanding at end of period	0	0	2,036	3,368	3,187	2,886

CFI 33

Condensed Financial Information (continued)

TABLE 7
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.40%
(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$10.79	$9.60	$7.98	$13.56		
Value at end of period	$11.32	$10.79	$9.60	$7.98		
Number of accumulation units outstanding at end of period	4	4	834	0		
ALLIANZ NFJ SMALL-CAP VALUE FUND						
(Funds were first received in this option during December 2008)						
Value at beginning of period	$18.33	$14.77	$11.99	$11.33		
Value at end of period	$18.61	$18.33	$14.77	$11.99		
Number of accumulation units outstanding at end of period	0	0	2,668	1,221		
AMANA INCOME FUND						
(Funds were first received in this option during September 2010)						
Value at beginning of period	$13.44	$12.29				
Value at end of period	$13.61	$13.44				
Number of accumulation units outstanding at end of period	0	2,482				
AMERICAN BALANCED FUND®						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$12.69	$11.31	$9.41	$12.75	$12.05	$12.03
Value at end of period	$13.08	$12.69	$11.31	$9.41	$12.75	$12.05
Number of accumulation units outstanding at end of period	147,369	78,895	68,948	24,622	14,442	33,890
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND						
(Funds were first received in this option during December 2011)						
Value at beginning of period	$12.60					
Value at end of period	$12.60					
Number of accumulation units outstanding at end of period	13,404					
ARIEL APPRECIATION FUND						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$13.61	$11.46	$7.09	$11.08		
Value at end of period	$12.51	$13.61	$11.46	$7.09		
Number of accumulation units outstanding at end of period	2,371	18,154	14,457	15,380		
ARIEL FUND						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$13.10	$10.48	$6.46	$12.58	$14.40	
Value at end of period	$11.53	$13.10	$10.48	$6.46	$12.58	
Number of accumulation units outstanding at end of period	7,337	19,528	23,475	17,660	15,034	
COLUMBIA DIVERSIFIED EQUITY INCOME FUND						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$9.06	$7.83	$6.18			
Value at end of period	$8.52	$9.06	$7.83			
Number of accumulation units outstanding at end of period	0	0	1,559			
COLUMBIA MID CAP VALUE FUND						
(Funds were first received in this option during December 2008)						
Value at beginning of period	$9.81	$8.03	$6.11	$5.95		
Value at end of period	$9.33	$9.81	$8.03	$6.11		
Number of accumulation units outstanding at end of period	0	0	609	493		

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$17.63	$16.22	$11.74	$19.89	$16.84	$16.51
Value at end of period	$15.12	$17.63	$16.22	$11.74	$19.89	$16.84
Number of accumulation units outstanding at end of period	87,967	103,113	61,042	54,287	13,319	8,327
FIDELITY® VIP CONTRAFUND PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$15.29	$13.15	$9.77	$17.13	$14.68	$14.76
Value at end of period	$14.79	$15.29	$13.15	$9.77	$17.13	$14.68
Number of accumulation units outstanding at end of period	190,802	141,619	49,269	29,734	6,798	15,009
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$11.57	$10.13	$7.84	$12.83		
Value at end of period	$11.59	$11.57	$10.13	$7.84		
Number of accumulation units outstanding at end of period	1,139	7,327	0	5,036		
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$11.37	$9.23	$7.25	$12.67		
Value at end of period	$11.30	$11.37	$9.23	$7.25		
Number of accumulation units outstanding at end of period	0	0	2,874	1,935		
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$16.26	$12.75	$9.93	$14.92	$15.38	$15.54
Value at end of period	$15.55	$16.26	$12.75	$9.93	$14.92	$15.38
Number of accumulation units outstanding at end of period	19,627	560	599	2,142	951	5
FUNDAMENTAL INVESTORS℠						
(Funds were first received in this option during December 2008)						
Value at beginning of period	$9.17	$8.10	$6.12	$5.92		
Value at end of period	$8.93	$9.17	$8.10	$6.12		
Number of accumulation units outstanding at end of period	0	5,447	9,987	1,879		
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$16.85	$13.86	$10.15			
Value at end of period	$16.25	$16.85	$13.86			
Number of accumulation units outstanding at end of period	14,346	12,628	20			
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$15.73	$12.49	$9.27	$15.85	$15.00	$15.18
Value at end of period	$16.02	$15.73	$12.49	$9.27	$15.85	$15.00
Number of accumulation units outstanding at end of period	41,895	42,403	28,888	23,204	7,965	1,675
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$12.44	$11.69	$9.78	$12.69		
Value at end of period	$12.97	$12.44	$11.69	$9.78		
Number of accumulation units outstanding at end of period	574	709	0	668		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$14.37	$12.19	$8.02	$13.40	$12.36	
Value at end of period	$12.80	$14.37	$12.19	$8.02	$13.40	
Number of accumulation units outstanding at end of period	0	6,033	3,698	3,942	1,541	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
ING CLARION REAL ESTATE PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$10.67	$8.38	$6.20	$10.13	$10.45	
Value at end of period	$11.63	$10.67	$8.38	$6.20	$10.13	
Number of accumulation units outstanding at end of period	17,430	14,845	14,360	5,669	266	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$10.57	$8.47	$6.82	$10.38		
Value at end of period	$10.24	$10.57	$8.47	$6.82		
Number of accumulation units outstanding at end of period	87	0	0	0		
ING CORE EQUITY RESEARCH FUND						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$15.29	$13.64	$10.47			
Value at end of period	$15.17	$15.29	$13.64			
Number of accumulation units outstanding at end of period	308	6,175	4,381			
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Funds were first received in this option during May 2011)						
Value at beginning of period	$11.83					
Value at end of period	$10.69					
Number of accumulation units outstanding at end of period	2,037					
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO						
(Funds were first received in this option during November 2007)						
Value at beginning of period	$16.17	$12.65	$9.13	$15.07	$15.06	
Value at end of period	$14.33	$16.17	$12.65	$9.13	$15.07	
Number of accumulation units outstanding at end of period	33,934	32,055	26,926	26,965	12,627	
ING GLOBAL BOND PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$12.14	$10.55	$8.73	$10.64		
Value at end of period	$12.51	$12.14	$10.55	$8.73		
Number of accumulation units outstanding at end of period	0	0	3,016	2,857		
ING GNMA INCOME FUND						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$13.41	$12.68	$12.13	$11.39	$10.81	$10.83
Value at end of period	$14.35	$13.41	$12.68	$12.13	$11.39	$10.81
Number of accumulation units outstanding at end of period	32,335	21,389	76,545	5,789	112	11,268
ING INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$11.49	$10.17	$8.32	$13.36	$12.82	$12.75
Value at end of period	$11.39	$11.49	$10.17	$8.32	$13.36	$12.82
Number of accumulation units outstanding at end of period	66,376	85,565	51,331	31,573	23,525	7,767
ING INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$13.89	$11.49	$8.79	$14.19	$13.56	$13.69
Value at end of period	$13.62	$13.89	$11.49	$8.79	$14.19	$13.56
Number of accumulation units outstanding at end of period	30,522	12,136	7,067	11,676	5,998	84
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$13.16	$10.80	$8.72	$13.23	$14.22	$14.28
Value at end of period	$12.96	$13.16	$10.80	$8.72	$13.23	$14.22
Number of accumulation units outstanding at end of period	12,107	4,476	4,214	2,589	1,977	3,375

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
ING INTERMEDIATE BOND FUND						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$12.62	$11.55	$10.28	$11.70		
Value at end of period	$13.54	$12.62	$11.55	$10.28		
Number of accumulation units outstanding at end of period	20,287	15,848	28,459	17,556		
ING INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$12.57	$11.53	$10.41	$11.46	$10.89	$10.93
Value at end of period	$13.41	$12.57	$11.53	$10.41	$11.46	$10.89
Number of accumulation units outstanding at end of period	45,662	49,915	30,933	11,721	3,945	26,446
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$17.34	$13.98	$9.65	$20.17		
Value at end of period	$14.22	$17.34	$13.98	$9.65		
Number of accumulation units outstanding at end of period	14,283	15,018	0	3,510		
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during November 2007)						
Value at beginning of period	$12.15	$10.59	$8.28	$13.08	$13.59	
Value at end of period	$11.85	$12.15	$10.59	$8.28	$13.08	
Number of accumulation units outstanding at end of period	42,218	33,911	6,285	7,537	6,200	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$15.71	$13.13	$7.69	$14.75		
Value at end of period	$12.78	$15.71	$13.13	$7.69		
Number of accumulation units outstanding at end of period	23,000	17,643	0	8,204		
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during November 2007)						
Value at beginning of period	$15.34	$12.52	$10.01	$15.01	$15.15	
Value at end of period	$15.56	$15.34	$12.52	$10.01	$15.01	
Number of accumulation units outstanding at end of period	33,447	30,126	1,905	5,812	526	
ING LARGE CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$8.50	$7.17	$6.41	$9.44		
Value at end of period	$8.73	$8.50	$7.17	$6.41		
Number of accumulation units outstanding at end of period	7,368	6,312	2,543	16,470		
ING LARGE CAP VALUE PORTFOLIO (CLASS S)						
(Funds were first received in this option during January 2011)						
Value at beginning of period	$8.63					
Value at end of period	$8.71					
Number of accumulation units outstanding at end of period	61,224					
ING MARSICO GROWTH PORTFOLIO						
(Funds were first received in this option during November 2007)						
Value at beginning of period	$12.34	$10.35	$8.06	$13.57	$13.65	
Value at end of period	$12.07	$12.34	$10.35	$8.06	$13.57	
Number of accumulation units outstanding at end of period	0	0	19,566	16,587	14,839	
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$12.71	$11.63	$9.91	$12.83	$13.24	
Value at end of period	$12.85	$12.71	$11.63	$9.91	$12.83	
Number of accumulation units outstanding at end of period	33	43,924	47,415	42,128	36,017	

CFI 37

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
ING MIDCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during August 2010)						
Value at beginning of period	$12.33	$9.93				
Value at end of period	$12.19	$12.33				
Number of accumulation units outstanding at end of period	12,255	8,220				
ING MONEY MARKET PORTFOLIO						
Value at beginning of period	$11.13	$11.20	$11.27			
Value at end of period	$11.03	$11.13	$11.20			
Number of accumulation units outstanding at end of period	12	1,577	1,509			
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$13.81	$11.98	$8.64	$14.56		
Value at end of period	$12.61	$13.81	$11.98	$8.64		
Number of accumulation units outstanding at end of period	22,392	20,208	0	0		
ING PIMCO HIGH YIELD PORTFOLIO						
(Funds were first received in this option during December 2008)						
Value at beginning of period	$14.17	$12.47	$8.39	$8.17		
Value at end of period	$14.72	$14.17	$12.47	$8.39		
Number of accumulation units outstanding at end of period	24,486	12,323	2,337	1,135		
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$14.13	$13.19	$11.76	$11.83	$10.93	
Value at end of period	$14.53	$14.13	$13.19	$11.76	$11.83	
Number of accumulation units outstanding at end of period	64,802	45,438	46,978	25,419	10,134	
ING PIONEER FUND PORTFOLIO (CLASS I)						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$10.54	$9.14	$7.40	$10.69		
Value at end of period	$10.01	$10.54	$9.14	$7.40		
Number of accumulation units outstanding at end of period	14,346	14,516	381	11,480		
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$10.91	$9.30	$7.47	$11.22	$11.37	
Value at end of period	$10.31	$10.91	$9.30	$7.47	$11.22	
Number of accumulation units outstanding at end of period	33,950	33,304	9,121	8,282	7,217	
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$10.87	$9.26	$7.44	$10.68		
Value at end of period	$10.27	$10.87	$9.26	$7.44		
Number of accumulation units outstanding at end of period	5,144	3,441	0	3,297		
ING REAL ESTATE FUND						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$17.01	$13.41	$10.38	$16.08	$19.34	$19.33
Value at end of period	$18.52	$17.01	$13.41	$10.38	$16.08	$19.34
Number of accumulation units outstanding at end of period	15,888	4,236	8,004	14,758	12,410	528

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO						
(Funds were first received in this option during February 2010)						
Value at beginning of period	$9.16	$8.11				
Value at end of period	$9.33	$9.16				
Number of accumulation units outstanding at end of period	24,506	887				
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO						
(Funds were first received in this option during July 2010)						
Value at beginning of period	$11.02	$9.35				
Value at end of period	$10.52	$11.02				
Number of accumulation units outstanding at end of period	0	282				
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$16.16	$13.04	$10.27	$14.04		
Value at end of period	$15.69	$16.16	$13.04	$10.27		
Number of accumulation units outstanding at end of period	1,904	2,257	1,534	937		
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$11.38	$10.80				
Value at end of period	$11.24	$11.38				
Number of accumulation units outstanding at end of period	116,909	49,853				
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$11.85	$11.06				
Value at end of period	$11.42	$11.85				
Number of accumulation units outstanding at end of period	144,495	107,597				
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$12.05	$11.22				
Value at end of period	$11.43	$12.05				
Number of accumulation units outstanding at end of period	128,617	137,137				
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$12.17	$11.27				
Value at end of period	$11.47	$12.17				
Number of accumulation units outstanding at end of period	164,806	144,874				
ING SOLUTION 2055 PORTFOLIO						
(Funds were first received in this option during August 2010)						
Value at beginning of period	$11.58	$9.84				
Value at end of period	$10.92	$11.58				
Number of accumulation units outstanding at end of period	1,312	1,841				
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$11.03	$10.51				
Value at end of period	$11.01	$11.03				
Number of accumulation units outstanding at end of period	26,605	45,213				
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$12.19	$11.03	$9.41	$12.38	$12.28	
Value at end of period	$12.34	$12.19	$11.03	$9.41	$12.38	
Number of accumulation units outstanding at end of period	28	6,201	14,470	11,446	4,224	

CFI 39

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$12.08	$10.75	$8.63	$13.57	$13.99	
Value at end of period	$11.67	$12.08	$10.75	$8.63	$13.57	
Number of accumulation units outstanding at end of period	0	12,324	48,547	21,572	1,798	
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$12.14	$10.89	$8.99	$13.00	$13.21	
Value at end of period	$12.00	$12.14	$10.89	$8.99	$13.00	
Number of accumulation units outstanding at end of period	323	19,795	34,976	17,954	11,294	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during November 2007)						
Value at beginning of period	$14.13	$12.45	$9.39	$13.02	$13.09	
Value at end of period	$14.46	$14.13	$12.45	$9.39	$13.02	
Number of accumulation units outstanding at end of period	64,283	40,501	15,552	22,785	3,014	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$12.85	$11.23	$9.03	$14.11	$13.76	$13.68
Value at end of period	$12.67	$12.85	$11.23	$9.03	$14.11	$13.76
Number of accumulation units outstanding at end of period	34,623	26,834	31,908	24,263	17,635	4,075
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during November 2007)						
Value at beginning of period	$13.18	$11.35	$7.99	$13.92	$13.98	
Value at end of period	$12.95	$13.18	$11.35	$7.99	$13.92	
Number of accumulation units outstanding at end of period	2,350	2,789	5,719	3,001	2,059	
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$14.40	$12.72	$9.29	$17.53		
Value at end of period	$12.56	$14.40	$12.72	$9.29		
Number of accumulation units outstanding at end of period	2,412	0	369	193		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO						
(Funds were first received in this option during May 2009)						
Value at beginning of period	$10.84	$10.02	$7.64			
Value at end of period	$9.48	$10.84	$10.02			
Number of accumulation units outstanding at end of period	0	0	9			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$14.41	$13.42	$10.17	$16.94	$17.22	
Value at end of period	$13.54	$14.41	$13.42	$10.17	$16.94	
Number of accumulation units outstanding at end of period	24,665	25,044	4,007	1,867	1,302	
INVESCO GLOBAL HEALTH CARE FUND						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$33.40	$32.10	$25.33	$35.57	$34.89	
Value at end of period	$34.61	$33.40	$32.10	$25.33	$35.57	
Number of accumulation units outstanding at end of period	0	834	802	603	505	
INVESCO MID CAP CORE EQUITY FUND						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$14.96	$13.37	$10.33	$13.61		
Value at end of period	$13.95	$14.96	$13.37	$10.33		
Number of accumulation units outstanding at end of period	24	116	1,969	1,740		

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
LORD ABBETT DEVELOPING GROWTH FUND, INC.						
(Funds were first received in this option during November 2010)						
Value at beginning of period	$14.57	$13.44				
Value at end of period	$14.24	$14.57				
Number of accumulation units outstanding at end of period	0	1,197				
LORD ABBETT MID-CAP VALUE FUND						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$13.65	$10.94	$8.69	$14.43	$16.20	
Value at end of period	$13.03	$13.65	$10.94	$8.69	$14.43	
Number of accumulation units outstanding at end of period	18,471	8,175	7,920	8,582	8,354	
LORD ABBETT SMALL-CAP VALUE FUND						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$19.44	$15.49	$12.01	$17.52	$17.52	
Value at end of period	$18.43	$19.44	$15.49	$12.01	$17.52	
Number of accumulation units outstanding at end of period	106	18,911	18,576	18,147	5,141	
MASSACHUSETTS INVESTORS GROWTH STOCK FUND						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$12.81	$11.29	$8.09	$12.92	$12.50	
Value at end of period	$12.90	$12.81	$11.29	$8.09	$12.92	
Number of accumulation units outstanding at end of period	0	20,727	16,922	13,177	16,497	
MUTUAL GLOBAL DISCOVERY FUND						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$17.35	$15.72	$13.07	$17.96	$18.22	
Value at end of period	$16.73	$17.35	$15.72	$13.07	$17.96	
Number of accumulation units outstanding at end of period	17,810	17,670	14,300	21,454	13,999	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$10.97	$9.02	$6.97	$11.49		
Value at end of period	$10.55	$10.97	$9.02	$6.97		
Number of accumulation units outstanding at end of period	31,117	7,996	0	0		
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$15.92	$14.22	$10.42	$16.89	$14.66	$14.48
Value at end of period	$14.60	$15.92	$14.22	$10.42	$16.89	$14.66
Number of accumulation units outstanding at end of period	4,734	6,685	4,448	8,843	0	635
OPPENHEIMER CAPITAL APPRECIATION FUND						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$10.85	$10.00	$7.01	$11.58		
Value at end of period	$10.62	$10.85	$10.00	$7.01		
Number of accumulation units outstanding at end of period	186	8,110	17,360	5,199		
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during May 2007)						
Value at beginning of period	$35.77	$28.34	$15.69	$30.36	$25.87	
Value at end of period	$29.12	$35.77	$28.34	$15.69	$30.36	
Number of accumulation units outstanding at end of period	3,931	10,049	17,274	14,421	12,946	
OPPENHEIMER GOLD & SPECIAL MINERALS FUND						
(Funds were first received in this option during July 2010)						
Value at beginning of period	$17.52	$12.46				
Value at end of period	$12.94	$17.52				
Number of accumulation units outstanding at end of period	0	2,145				

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
PAX WORLD BALANCED FUND						
(Funds were first received in this option during November 2007)						
Value at beginning of period	$12.89	$11.59	$9.61	$13.95	$13.88	
Value at end of period	$12.58	$12.89	$11.59	$9.61	$13.95	
Number of accumulation units outstanding at end of period	0	2	4	13	9	
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$13.20	$12.29	$10.45	$11.74		
Value at end of period	$14.64	$13.20	$12.29	$10.45		
Number of accumulation units outstanding at end of period	18,825	3,318	480	27,142		
PIONEER HIGH YIELD FUND						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$14.68	$12.56	$7.80	$12.45	$11.72	$11.74
Value at end of period	$14.33	$14.68	$12.56	$7.80	$12.45	$11.72
Number of accumulation units outstanding at end of period	26,894	35,390	33,187	26,821	17,416	6,252
T. ROWE PRICE MID-CAP VALUE FUND						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$16.10	$13.95	$9.59	$13.91		
Value at end of period	$15.19	$16.10	$13.95	$9.59		
Number of accumulation units outstanding at end of period	24	3,091	16,976	5,053		
TEMPLETON FOREIGN FUND						
(Funds were first received in this option during November 2007)						
Value at beginning of period	$15.07	$13.98	$9.39	$17.52	$17.42	
Value at end of period	$13.08	$15.07	$13.98	$9.39	$17.52	
Number of accumulation units outstanding at end of period	47,071	14,184	4,514	1,192	1,068	
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$13.46	$12.07	$9.04	$14.93	$13.56	$13.61
Value at end of period	$12.72	$13.46	$12.07	$9.04	$14.93	$13.56
Number of accumulation units outstanding at end of period	128,799	155,544	104,347	108,075	47,018	13,628
THE INCOME FUND OF AMERICA®						
(Funds were first received in this option during November 2007)						
Value at beginning of period	$14.44	$12.17	$9.85	$13.97	$14.13	
Value at end of period	$14.18	$13.53	$12.17	$9.85	$13.97	
Number of accumulation units outstanding at end of period	21,511	0	3,851	3,600	1,601	
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO						
(Funds were first received in this option during October 2011)						
Value at beginning of period	$13.53					
Value at end of period	$14.29					
Number of accumulation units outstanding at end of period	1					
WANGER INTERNATIONAL						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$10.52	$8.47	$5.69	$10.10		
Value at end of period	$8.93	$10.52	$8.47	$5.69		
Number of accumulation units outstanding at end of period	0	0	2,446	1,655		
WASHINGTON MUTUAL INVESTORS FUND℠						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$11.80	$10.48	$8.87	$13.36	$12.95	$12.89
Value at end of period	$12.53	$11.80	$10.48	$8.87	$13.36	$12.95
Number of accumulation units outstanding at end of period	57,285	65,435	45,167	43,421	24,836	2,029

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND						
(Funds were first received in this option during February 2008)						
Value at beginning of period	$15.01	$12.33	$9.55	$13.42		
Value at end of period	$14.59	$15.01	$12.33	$9.55		
Number of accumulation units outstanding at end of period	0	5,409	5,977	5,092		

TABLE 8
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.45%
(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006	2005	2004
AMERICAN BALANCED FUND®								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$12.65	$11.28	$9.38	$12.73	$12.04	$10.85	$10.66	
Value at end of period	$13.03	$12.65	$11.28	$9.38	$12.73	$12.04	$10.85	
Number of accumulation units outstanding at end of period	0	69,208	22,804	17,376	31,686	21,336	17,985	
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$17.57	$16.18	$11.71	$19.85	$16.81	$13.91	$13.09	
Value at end of period	$15.06	$17.57	$16.18	$11.71	$19.85	$16.81	$13.91	
Number of accumulation units outstanding at end of period	4,156	9,155	29,569	9,009	9,275	9,072	5,701	
FIDELITY® VIP CONTRAFUND PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$15.24	$13.11	$9.74	$17.09	$14.66	$13.24	$11.41	$10.42
Value at end of period	$14.73	$15.24	$13.11	$9.74	$17.09	$14.66	$13.24	$11.41
Number of accumulation units outstanding at end of period	7,266	83,353	76,731	31,158	37,755	34,072	30,702	4,842
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during August 2011)								
Value at beginning of period	$11.23							
Value at end of period	$11.54							
Number of accumulation units outstanding at end of period	619							
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$16.20	$12.72	$9.91	$14.89	$14.76			
Value at end of period	$15.49	$16.20	$12.72	$9.91	$14.89			
Number of accumulation units outstanding at end of period	2,021	18,415	2,759	48	35			
FRANKLIN SMALL-MID CAP GROWTH FUND								
(Funds were first received in this option during March 2006)								
Value at beginning of period	$14.76	$11.57	$8.13	$14.24	$12.83	$12.72		
Value at end of period	$13.95	$14.76	$11.57	$8.13	$14.24	$12.83		
Number of accumulation units outstanding at end of period	0	0	0	0	701	701		
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$16.79	$13.82	$10.23	$14.00	$14.48	$12.60	$12.43	
Value at end of period	$16.19	$16.79	$13.82	$10.23	$14.00	$14.48	$12.60	
Number of accumulation units outstanding at end of period	0	4,255	4,602	4,516	4,396	5,423	5,347	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$15.68	$12.45	$9.25	$15.82	$15.42			
Value at end of period	$15.96	$15.68	$12.45	$9.25	$15.82			
Number of accumulation units outstanding at end of period	0	785	1,063	663	522			
ING CLARION REAL ESTATE PORTFOLIO								
(Funds were first received in this option during May 2009)								
Value at beginning of period	$10.65	$8.37	$5.76					
Value at end of period	$11.60	$10.65	$8.37					
Number of accumulation units outstanding at end of period	97	0	43					
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO								
(Funds were first received in this option during July 2007)								
Value at beginning of period	$16.12	$12.62	$9.11	$15.05	$14.53			
Value at end of period	$14.28	$16.12	$12.62	$9.11	$15.05			
Number of accumulation units outstanding at end of period	5,080	9,105	11,360	10,446	12,990			
ING GLOBAL BOND PORTFOLIO								
(Funds were first received in this option during October 2008)								
Value at beginning of period	$12.72	$10.53	$8.72	$9.40				
Value at end of period	$12.48	$12.11	$10.53	$8.72				
Number of accumulation units outstanding at end of period	4,433	0	0	3,831				
ING GNMA INCOME FUND								
(Funds were first received in this option during January 2009)								
Value at beginning of period	$13.37	$12.64	$12.22					
Value at end of period	$14.30	$13.37	$12.64					
Number of accumulation units outstanding at end of period	0	0	3,661					
ING INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$11.45	$10.14	$8.30	$13.33	$12.80	$11.27	$11.09	
Value at end of period	$11.35	$11.45	$10.14	$8.30	$13.33	$12.80	$11.27	
Number of accumulation units outstanding at end of period	0	18,578	51,915	8,630	10,666	11,170	10,176	
ING INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$13.84	$11.45	$8.77	$14.16	$13.54	$12.48	$12.08	
Value at end of period	$13.57	$13.84	$11.45	$8.77	$14.16	$13.54	$12.48	
Number of accumulation units outstanding at end of period	82	23,838	4,679	3,185	2,032	1,630	1,850	
ING INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$13.11	$10.76	$8.70	$13.20	$14.20	$12.58	$11.79	$10.32
Value at end of period	$12.90	$13.11	$10.76	$8.70	$13.20	$14.20	$12.58	$11.79
Number of accumulation units outstanding at end of period	82	13,191	6,633	4,821	3,815	4,306	4,787	3,464
ING INTERMEDIATE BOND FUND								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$12.58	$11.52	$10.26	$11.45	$10.87	$10.52	$10.29	$9.95
Value at end of period	$13.49	$12.58	$11.52	$10.26	$11.45	$10.87	$10.52	$10.29
Number of accumulation units outstanding at end of period	0	32,286	24,415	26,139	27,477	28,101	24,426	1,384
ING INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$12.52	$11.49	$10.38	$11.44	$11.33			
Value at end of period	$13.36	$12.52	$11.49	$10.38	$11.44			
Number of accumulation units outstanding at end of period	645	4,651	4,893	231	15			

CFI 44

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND								
(Funds were first received in this option during March 2006)								
Value at beginning of period	$17.28	$13.93	$9.62	$20.07	$18.29	$16.24		
Value at end of period	$14.16	$17.28	$13.93	$9.62	$20.07	$18.29		
Number of accumulation units outstanding at end of period	0	0	8,544		0	2,439		
ING INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during March 2006)								
Value at beginning of period	$13.51	$13.24	$10.46	$18.35	$16.25	$13.69		
Value at end of period	$11.44	$13.51	$13.24	$10.46	$18.35	$16.25		
Number of accumulation units outstanding at end of period	0	1,365	1,635	76	125	33		
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during June 2008)								
Value at beginning of period	$12.11	$10.56	$8.26	$11.74				
Value at end of period	$11.80	$12.11	$10.56	$8.26				
Number of accumulation units outstanding at end of period	0	6,153	5,469	4				
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Funds were first received in this option during May 2009)								
Value at beginning of period	$15.67	$13.10	$10.24					
Value at end of period	$12.74	$15.67	$13.10					
Number of accumulation units outstanding at end of period	1,893	0	2,812					
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during April 2008)								
Value at beginning of period	$15.29	$12.49	$9.98	$13.89				
Value at end of period	$15.49	$15.29	$12.49	$9.98				
Number of accumulation units outstanding at end of period	0	143	16,194	10				
ING LARGE CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$8.48	$7.16	$6.40	$9.24	$9.24			
Value at end of period	$8.70	$8.48	$7.16	$6.40	$9.24			
Number of accumulation units outstanding at end of period	9,389	0	2,042	921	240			
ING MARSICO GROWTH PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$12.30	$10.32	$8.05	$13.56	$13.62			
Value at end of period	$12.03	$12.30	$10.32	$8.05	$13.56			
Number of accumulation units outstanding at end of period	0	0	613	23	9			
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$12.67	$11.60	$10.08					
Value at end of period	$12.80	$12.67	$11.60					
Number of accumulation units outstanding at end of period	0	911	462					
ING MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during August 2010)								
Value at beginning of period	$12.33	$9.93						
Value at end of period	$12.18	$12.33						
Number of accumulation units outstanding at end of period	0	2,897						
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$13.77	$11.95	$8.62	$14.54	$13.74	$11.73	$11.23	
Value at end of period	$12.56	$13.77	$11.95	$8.62	$14.54	$13.74	$11.73	
Number of accumulation units outstanding at end of period	0	20,345	21,131	15,806	19,345	18,664	19,149	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$14.08	$13.15	$11.73	$11.81	$10.84	$10.47	$10.30	$10.00
Value at end of period	$14.48	$14.08	$13.15	$11.73	$11.81	$10.84	$10.47	$10.30
Number of accumulation units outstanding at end of period	0	26,822	27,386	25,259	25,287	26,371	22,213	10,556
ING PIONEER FUND PORTFOLIO (CLASS I)								
(Funds were first received in this option during June 2008)								
Value at beginning of period	$10.51	$9.13	$7.39	$10.92				
Value at end of period	$9.98	$10.51	$9.13	$7.39				
Number of accumulation units outstanding at end of period	215	0	152	302				
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during May 2009)								
Value at beginning of period	$10.89	$9.28	$7.74					
Value at end of period	$10.28	$10.89	$9.28					
Number of accumulation units outstanding at end of period	0	0	21,565					
ING REAL ESTATE FUND								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$16.96	$13.37	$10.36	$16.04	$19.31	$14.26	$12.76	$10.46
Value at end of period	$18.45	$16.96	$13.37	$10.36	$16.04	$19.31	$14.26	$12.76
Number of accumulation units outstanding at end of period	0	13,307	0	0	254	254	0	2,984
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$9.15	$8.21	$6.97					
Value at end of period	$9.32	$9.15	$8.21					
Number of accumulation units outstanding at end of period	0	837	667					
ING SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.38	$10.80						
Value at end of period	$11.23	$11.38						
Number of accumulation units outstanding at end of period	4,039	8,821						
ING SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.84	$11.06						
Value at end of period	$11.41	$11.84						
Number of accumulation units outstanding at end of period	0	17,376						
ING SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.05	$11.22						
Value at end of period	$11.42	$12.05						
Number of accumulation units outstanding at end of period	3,782	1,464						
ING SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.17	$11.27						
Value at end of period	$11.46	$12.17						
Number of accumulation units outstanding at end of period	772	3,589						
ING SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during August 2011)								
Value at beginning of period	$10.96							
Value at end of period	$11.00							
Number of accumulation units outstanding at end of period	1,040							

	2011	2010	2009	2008	2007	2006	2005	2004
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$12.14	$11.00	$9.39	$12.36	$11.75	$10.91	$10.87	
Value at end of period	$12.29	$12.14	$11.00	$9.39	$12.36	$11.75	$10.91	
Number of accumulation units outstanding at end of period	0	2,870	2,869	2,869	2,899	2,805	72	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$12.04	$10.71	$8.61	$13.54	$12.97	$11.53	$11.39	
Value at end of period	$11.62	$12.04	$10.71	$8.61	$13.54	$12.97	$11.53	
Number of accumulation units outstanding at end of period	0	2,001	2,028	2,026	2,338	2,127	855	
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$12.09	$10.86	$8.97	$12.98	$12.38	$11.20	$11.14	
Value at end of period	$11.95	$12.09	$10.86	$8.97	$12.98	$12.38	$11.20	
Number of accumulation units outstanding at end of period	0	1,167	1,167	1,246	1,278	960	357	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$14.09	$12.42	$9.37	$13.00	$12.96			
Value at end of period	$14.41	$14.09	$12.42	$9.37	$13.00			
Number of accumulation units outstanding at end of period	0	0	1,854	457	69			
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$12.80	$11.20	$9.01	$14.09	$13.74	$11.60	$11.44	
Value at end of period	$12.62	$12.80	$11.20	$9.01	$14.09	$13.74	$11.60	
Number of accumulation units outstanding at end of period	0	4,214	4,729	4,201	3,404	2,906	1,867	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$13.13	$11.32	$7.97	$13.89	$12.73	$11.31	$10.84	
Value at end of period	$12.90	$13.13	$11.32	$7.97	$13.89	$12.73	$11.31	
Number of accumulation units outstanding at end of period	0	15,537	17,282	14,305	15,796	15,364	14,356	
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during May 2009)								
Value at beginning of period	$14.38	$13.40	$10.88					
Value at end of period	$13.50	$14.38	$13.40					
Number of accumulation units outstanding at end of period	0	0	21,713					
LORD ABBETT MID-CAP VALUE FUND								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$13.60	$10.90	$7.91					
Value at end of period	$12.98	$13.60	$10.90					
Number of accumulation units outstanding at end of period	0	22,940	4,730					
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during August 2011)								
Value at beginning of period	$15.08							
Value at end of period	$14.54							
Number of accumulation units outstanding at end of period	234							
OPPENHEIMER CAPITAL APPRECIATION FUND								
(Funds were first received in this option during June 2008)								
Value at beginning of period	$10.82	$9.97	$6.99	$12.55				
Value at end of period	$10.58	$10.82	$9.97	$6.99				
Number of accumulation units outstanding at end of period	0	0	41	302				

CFI 47

	2011	2010	2009	2008	2007	2006	2005	2004
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$35.64	$28.25	$15.65	$30.30	$29.79			
Value at end of period	$29.00	$35.64	$28.25	$15.65	$30.30			
Number of accumulation units outstanding at end of period	0	0	2,111	2,073	741			
PAX WORLD BALANCED FUND								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$12.85	$11.56	$9.43					
Value at end of period	$12.53	$12.85	$11.56					
Number of accumulation units outstanding at end of period	0	7,942	7,165					
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$13.17	$12.27	$10.44	$11.69				
Value at end of period	$14.60	$13.17	$12.27	$10.44				
Number of accumulation units outstanding at end of period	141	0	4,365	215				
PIONEER HIGH YIELD FUND								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$14.63	$12.52	$7.78	$12.43	$11.70	$10.65	$10.47	$9.82
Value at end of period	$14.28	$14.63	$12.52	$7.78	$12.43	$11.70	$10.65	$10.47
Number of accumulation units outstanding at end of period	0	17,477	13,715	12,895	16,279	15,796	18,812	5,075
TEMPLETON FOREIGN FUND								
(Funds were first received in this option during May 2009)								
Value at beginning of period	$15.02	$13.94	$11.17					
Value at end of period	$13.03	$15.02	$13.94					
Number of accumulation units outstanding at end of period	0	22,754	14,081					
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$13.41	$12.04	$9.01	$14.90	$14.80			
Value at end of period	$12.67	$13.41	$12.04	$9.01	$14.90			
Number of accumulation units outstanding at end of period	2,776	18,667	39,038	908	290			
THE INCOME FUND OF AMERICA®								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$13.49	$12.14	$9.83	$13.94	$13.55	$11.35	$11.32	
Value at end of period	$14.12	$13.49	$12.14	$9.83	$13.94	$13.55	$11.35	
Number of accumulation units outstanding at end of period	3,353	7,599	6,445	5,980	6,688	6,224	2,996	
VANGUARD® EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during August 2011)								
Value at beginning of period	$12.99							
Value at end of period	$14.00							
Number of accumulation units outstanding at end of period	289							
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO								
(Funds were first received in this option during August 2011)								
Value at beginning of period	$13.93							
Value at end of period	$14.24							
Number of accumulation units outstanding at end of period	3,373							
WASHINGTON MUTUAL INVESTORS FUND^SM								
(Funds were first received in this option during September 2010)								
Value at beginning of period	$11.75	$10.88						
Value at end of period	$12.48	$11.75						
Number of accumulation units outstanding at end of period	0	32,227						

Condensed Financial Information (continued)

TABLE 9
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.50%
(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006	2005	2004
ALGER GREEN FUND								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$9.00	$8.26	$7.13					
Value at end of period	$8.48	$9.00	$8.26					
Number of accumulation units outstanding at end of period	12	142	5,230					
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.72	$9.54	$7.94	$13.50	$13.87			
Value at end of period	$11.24	$10.72	$9.54	$7.94	$13.50			
Number of accumulation units outstanding at end of period	0	81	3,327	6,593	2,444			
ALLIANZ NFJ DIVIDEND VALUE FUND								
(Funds were first received in this option during August 2010)								
Value at beginning of period	$13.74	$12.03						
Value at end of period	$14.07	$13.74						
Number of accumulation units outstanding at end of period	0	9,393						
ALLIANZ NFJ SMALL-CAP VALUE FUND								
(Funds were first received in this option during July 2006)								
Value at beginning of period	$18.21	$14.68	$11.93	$16.33	$15.50	$13.76		
Value at end of period	$18.46	$18.21	$14.68	$11.93	$16.33	$15.50		
Number of accumulation units outstanding at end of period	1,902	1,781	382	0	0	4,226		
AMANA GROWTH FUND								
(Funds were first received in this option during December 2009)								
Value at beginning of period	$14.16	$12.30	$12.09					
Value at end of period	$13.79	$14.16	$12.30					
Number of accumulation units outstanding at end of period	5,480	40	47					
AMANA INCOME FUND								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$13.42	$11.52						
Value at end of period	$13.58	$13.42						
Number of accumulation units outstanding at end of period	2,308	1,498						
AMERICAN BALANCED FUND®								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$12.61	$11.25	$9.36	$12.70	$12.02	$10.84	$10.59	$9.97
Value at end of period	$12.98	$12.61	$11.25	$9.36	$12.70	$12.02	$10.84	$10.59
Number of accumulation units outstanding at end of period	8,504	13,238	8,334	2,362	3,647	4,232	7,050	4,474
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND								
(Funds were first received in this option during September 2009)								
Value at beginning of period	$11.22	$10.72	$10.39					
Value at end of period	$12.57	$11.22	$10.72					
Number of accumulation units outstanding at end of period	49,704	35,658	1,151					
ARIEL APPRECIATION FUND								
(Funds were first received in this option during October 2008)								
Value at beginning of period	$13.52	$11.40	$7.05	$12.00	$12.28	$11.16	$10.94	$9.96
Value at end of period	$12.42	$13.52	$11.40	$7.05	$12.00	$12.28	$11.16	$10.94
Number of accumulation units outstanding at end of period	10,574	8,673	791	90	0	0	10,606	8,012

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ARTISAN INTERNATIONAL FUND								
(Funds were first received in this option during December 2009)								
Value at beginning of period	$13.99	$13.31	$13.47					
Value at end of period	$12.88	$13.99	$13.31					
Number of accumulation units outstanding at end of period	0	0	42					
BLACKROCK EQUITY DIVIDEND FUND								
(Funds were first received in this option during February 2011)								
Value at beginning of period	$12.26							
Value at end of period	$12.41							
Number of accumulation units outstanding at end of period	4,207							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND								
(Funds were first received in this option during December 2009)								
Value at beginning of period	$15.80	$12.65	$12.23					
Value at end of period	$15.62	$15.80	$12.65					
Number of accumulation units outstanding at end of period	21	111	46					
CAPITAL WORLD GROWTH AND INCOME FUND^{SM}								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$13.73	$12.85	$12.87					
Value at end of period	$12.59	$13.73	$12.85					
Number of accumulation units outstanding at end of period	8,823	13,517	1,080					
COLUMBIA MID CAP VALUE FUND								
(Funds were first received in this option during January 2009)								
Value at beginning of period	$9.78	$8.01	$5.59					
Value at end of period	$9.30	$9.78	$8.01					
Number of accumulation units outstanding at end of period	828	688	279					
CRM MID CAP VALUE FUND								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$14.31	$12.15	$11.99					
Value at end of period	$13.19	$14.31	$12.15					
Number of accumulation units outstanding at end of period	7,676	15,029	118					
DODGE & COX INTERNATIONAL STOCK FUND								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$12.17							
Value at end of period	$9.85							
Number of accumulation units outstanding at end of period	1,172							
EATON VANCE LARGE-CAP VALUE FUND								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$13.33	$12.21	$11.75					
Value at end of period	$12.64	$13.33	$12.21					
Number of accumulation units outstanding at end of period	1,828	1,465	1,034					
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$17.50	$16.13	$11.69	$19.81	$16.79	$13.90	$11.57	$10.10
Value at end of period	$15.00	$17.50	$16.13	$11.69	$19.81	$16.79	$13.90	$11.57
Number of accumulation units outstanding at end of period	19,182	32,519	38,673	28,232	32,345	17,403	15,396	12,073
FIDELITY® ADVISOR NEW INSIGHTS FUND								
(Funds were first received in this option during August 2010)								
Value at beginning of period	$12.24	$10.37						
Value at end of period	$12.04	$12.24						
Number of accumulation units outstanding at end of period	0	1,363						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
FIDELITY® VIP CONTRAFUND PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$15.19	$13.07	$9.72	$17.06	$14.64	$13.22	$11.41	$10.20
Value at end of period	$14.67	$15.19	$13.07	$9.72	$17.06	$14.64	$13.22	$11.41
Number of accumulation units outstanding at end of period	65,578	67,925	36,492	35,797	40,579	36,898	11,040	8,559
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during July 2006)								
Value at beginning of period	$11.49	$10.07	$7.80	$13.73	$13.64	$11.64		
Value at end of period	$11.50	$11.49	$10.07	$7.80	$13.73	$13.64		
Number of accumulation units outstanding at end of period	14,844	14,226	16,037	10,882	135	952		
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$11.29	$9.17	$7.21	$10.67				
Value at end of period	$11.21	$11.29	$9.17	$7.21				
Number of accumulation units outstanding at end of period	2,802	3,640	4,605	4,256				
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during February 2006)								
Value at beginning of period	$16.14	$12.68	$9.89	$14.86	$15.33	$14.16		
Value at end of period	$15.43	$16.14	$12.68	$9.89	$14.86	$15.33		
Number of accumulation units outstanding at end of period	5,334	4,822	2,888	4,391	14,341	15,278		
FRANKLIN SMALL-MID CAP GROWTH FUND								
(Funds were first received in this option during February 2006)								
Value at beginning of period	$14.71	$11.53	$8.11	$14.21	$12.81	$12.61		
Value at end of period	$13.89	$14.71	$11.53	$8.11	$14.21	$12.81		
Number of accumulation units outstanding at end of period	3,075	3,228	177	0	11,457	8,746		
FUNDAMENTAL INVESTORS℠								
(Funds were first received in this option during January 2009)								
Value at beginning of period	$9.15	$8.09	$5.69					
Value at end of period	$8.90	$9.15	$8.09					
Number of accumulation units outstanding at end of period	3,076	5,736	2,800					
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$16.73	$13.78	$10.21	$13.25				
Value at end of period	$16.12	$16.73	$13.78	$10.21				
Number of accumulation units outstanding at end of period	6,055	5,806	2,620	4,146				
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during August 2006)								
Value at beginning of period	$15.63	$12.41	$9.23	$15.79	$14.95	$12.81		
Value at end of period	$15.89	$15.63	$12.41	$9.23	$15.79	$14.95		
Number of accumulation units outstanding at end of period	25,239	28,539	21,831	30,352	7,836	4,837		
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during August 2006)								
Value at beginning of period	$12.37	$11.63	$9.75	$13.75	$12.74	$11.56		
Value at end of period	$12.88	$12.37	$11.63	$9.75	$13.75	$12.74		
Number of accumulation units outstanding at end of period	65	3,124	1,112	275	128	2,582		
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO								
(Funds were first received in this option during February 2011)								
Value at beginning of period	$14.71							
Value at end of period	$13.51							
Number of accumulation units outstanding at end of period	4,237							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during June 2007)								
Value at beginning of period	$14.27	$12.11	$7.98	$13.35	$12.48			
Value at end of period	$12.70	$14.27	$12.11	$7.98	$13.35			
Number of accumulation units outstanding at end of period	1,996	3,854	13,862	3,206	4,249			
ING CLARION REAL ESTATE PORTFOLIO								
(Funds were first received in this option during August 2006)								
Value at beginning of period	$10.62	$8.35	$6.18	$10.12	$12.36	$10.42		
Value at end of period	$11.56	$10.62	$8.35	$6.18	$10.12	$12.36		
Number of accumulation units outstanding at end of period	12,508	11,681	8,180	6,278	2,250	17,241		
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.52	$8.44	$6.80	$10.36	$10.69			
Value at end of period	$10.18	$10.52	$8.44	$6.80	$10.36			
Number of accumulation units outstanding at end of period	0	0	2,041	4,050	2,060			
ING CORE EQUITY RESEARCH FUND								
(Funds were first received in this option during March 2009)								
Value at beginning of period	$15.26	$13.63	$9.75					
Value at end of period	$15.12	$15.26	$13.63					
Number of accumulation units outstanding at end of period	0	17	118					
ING DAVIS NEW YORK VENTURE PORTFOLIO								
(Funds were first received in this option during August 2006)								
Value at beginning of period	$11.19	$10.03	$7.66	$12.67	$12.22	$10.98		
Value at end of period	$10.61	$11.19	$10.03	$7.66	$12.67	$12.22		
Number of accumulation units outstanding at end of period	4,698	3,745	5,360	4,825	0	5,310		
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO								
(Funds were first received in this option during August 2006)								
Value at beginning of period	$16.07	$12.59	$9.10	$15.03	$13.21	$12.18		
Value at end of period	$14.24	$16.07	$12.59	$9.10	$15.03	$13.21		
Number of accumulation units outstanding at end of period	20,562	19,139	10,659	10,060	590	4,825		
ING GLOBAL BOND PORTFOLIO								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$12.09	$10.52	$8.71	$10.48				
Value at end of period	$12.45	$12.09	$10.52	$8.71				
Number of accumulation units outstanding at end of period	9,481	10,964	10,869	9,967				
ING GLOBAL REAL ESTATE FUND								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$15.99	$14.00	$13.87					
Value at end of period	$15.02	$15.99	$14.00					
Number of accumulation units outstanding at end of period	11	0	103					
ING GLOBAL RESOURCES PORTFOLIO								
(Funds were first received in this option during November 2010)								
Value at beginning of period	$14.95	$13.65						
Value at end of period	$13.50	$14.95						
Number of accumulation units outstanding at end of period	223	1						
ING GNMA INCOME FUND								
(Funds were first received in this option during July 2006)								
Value at beginning of period	$13.32	$12.61	$12.07	$11.35	$10.78	$10.36		
Value at end of period	$14.24	$13.32	$12.61	$12.07	$11.35	$10.78		
Number of accumulation units outstanding at end of period	10,237	15,332	8,642	13,957	3,141	4,566		

CFI 52

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING GROWTH AND INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during December 2011)								
Value at beginning of period	$13.72							
Value at end of period	$13.90							
Number of accumulation units outstanding at end of period	25							
ING INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$11.41	$10.11	$8.28	$13.30	$12.78	$11.26	$10.78	$9.93
Value at end of period	$11.30	$11.41	$10.11	$8.28	$13.30	$12.78	$11.26	$10.78
Number of accumulation units outstanding at end of period	13,211	12,738	18,247	17,295	13,064	2,490	1,586	901
ING INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during August 2006)								
Value at beginning of period	$13.79	$11.42	$8.75	$14.14	$13.52	$12.27		
Value at end of period	$13.51	$13.79	$11.42	$8.75	$14.14	$13.52		
Number of accumulation units outstanding at end of period	7,533	6,754	9,127	7,729	2,862	659		
ING INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during September 2006)								
Value at beginning of period	$13.07	$10.73	$8.67	$13.18	$14.18	$12.93		
Value at end of period	$12.85	$13.07	$10.73	$8.67	$13.18	$14.18		
Number of accumulation units outstanding at end of period	28,756	27,788	26,729	26,993	27,104	490		
ING INDEX SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during August 2010)								
Value at beginning of period	$11.75	$10.24						
Value at end of period	$11.29	$11.75						
Number of accumulation units outstanding at end of period	0	1,143						
ING INTERMEDIATE BOND FUND								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$12.53	$11.48	$10.23	$11.42	$10.86	$10.51	$10.28	$10.17
Value at end of period	$13.43	$12.53	$11.48	$10.23	$11.42	$10.86	$10.51	$10.28
Number of accumulation units outstanding at end of period	32,233	31,063	23,103	30,601	20,544	0	7,602	5,481
ING INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$12.48	$11.46	$10.36	$11.42	$10.86	$10.52	$10.29	$9.95
Value at end of period	$13.31	$12.48	$11.46	$10.36	$11.42	$10.86	$10.52	$10.29
Number of accumulation units outstanding at end of period	72,930	84,730	103,996	109,387	99,263	11,930	1,267	1,029
ING INTERNATIONAL INDEX PORTFOLIO								
(Funds were first received in this option during December 2009)								
Value at beginning of period	$8.07	$7.54	$7.50					
Value at end of period	$7.03	$8.07	$7.54					
Number of accumulation units outstanding at end of period	0	0	170					
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$17.22	$13.89	$9.60	$20.03	$19.44			
Value at end of period	$14.11	$17.22	$13.89	$9.60	$20.03			
Number of accumulation units outstanding at end of period	211	199	7,856	7,239	5,379			
ING INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during June 2007)								
Value at beginning of period	$13.47	$13.20	$10.43	$18.32	$17.73			
Value at end of period	$11.39	$13.47	$13.20	$10.43	$18.32			
Number of accumulation units outstanding at end of period	7,456	7,326	7,320	7,406	9,051			

CFI 53

	2011	2010	2009	2008	2007	2006	2005	2004
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during February 2006)								
Value at beginning of period	$12.07	$10.53	$8.24	$13.03	$13.40	$11.88		
Value at end of period	$11.75	$12.07	$10.53	$8.24	$13.03	$13.40		
Number of accumulation units outstanding at end of period	25,859	25,943	58,941	61,633	77,212	5,956		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Funds were first received in this option during January 2009)								
Value at beginning of period	$15.64	$13.08	$6.92					
Value at end of period	$12.70	$15.64	$13.08					
Number of accumulation units outstanding at end of period	0	7,475	13,835					
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during August 2006)								
Value at beginning of period	$15.23	$12.45	$9.96	$14.95	$14.68	$13.28		
Value at end of period	$15.43	$15.23	$12.45	$9.96	$14.95	$14.68		
Number of accumulation units outstanding at end of period	7,847	6,504	3,914	6,889	1,624	3,682		
ING LARGE CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$8.46	$7.14	$6.40	$8.38				
Value at end of period	$8.68	$8.46	$7.14	$6.40				
Number of accumulation units outstanding at end of period	6,901	5,219	0	4,331				
ING MARSICO GROWTH PORTFOLIO								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$12.27	$10.30	$8.03	$11.34				
Value at end of period	$11.99	$12.27	$10.30	$8.03				
Number of accumulation units outstanding at end of period	3	948	802	796				
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$12.62	$11.56	$9.86	$12.78	$12.81			
Value at end of period	$12.75	$12.62	$11.56	$9.86	$12.78			
Number of accumulation units outstanding at end of period	0	163	20	224	80			
ING MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during August 2010)								
Value at beginning of period	$12.32	$9.93						
Value at end of period	$12.17	$12.32						
Number of accumulation units outstanding at end of period	11,822	16,102						
ING MONEY MARKET PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.05	$11.13						
Value at end of period	$10.95	$11.05						
Number of accumulation units outstanding at end of period	1,466	1,261						
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during July 2006)								
Value at beginning of period	$13.73	$11.92	$8.60	$14.52	$13.73	$11.48		
Value at end of period	$12.52	$13.73	$11.92	$8.60	$14.52	$13.73		
Number of accumulation units outstanding at end of period	40,945	38,613	26,412	28,612	30,559	15,152		
ING PIMCO HIGH YIELD PORTFOLIO								
(Funds were first received in this option during August 2006)								
Value at beginning of period	$14.10	$12.42	$8.36	$10.86	$10.61	$10.05		
Value at end of period	$14.64	$14.10	$12.42	$8.36	$10.86	$10.61		
Number of accumulation units outstanding at end of period	4,254	8,947	3,035	0	0	1,708		

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$14.04	$13.11	$11.70	$11.78	$10.82	$10.46	$10.30	$10.17
Value at end of period	$14.42	$14.04	$13.11	$11.70	$11.78	$10.82	$10.46	$10.30
Number of accumulation units outstanding at end of period	30,735	52,835	55,899	33,070	34,881	29,286	9,708	6,879
ING PIONEER FUND PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.49	$9.11	$7.38	$11.37	$11.56			
Value at end of period	$9.95	$10.49	$9.11	$7.38	$11.37			
Number of accumulation units outstanding at end of period	3,767	3,632	4,843	4,106	4,980			
ING PIONEER HIGH YIELD PORTFOLIO								
(Funds were first received in this option during January 2009)								
Value at beginning of period	$15.34	$12.99	$8.04					
Value at end of period	$15.12	$15.34	$12.99					
Number of accumulation units outstanding at end of period	0	0	58					
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.86	$9.27	$7.45	$11.20	$11.35			
Value at end of period	$10.25	$10.86	$9.27	$7.45	$11.20			
Number of accumulation units outstanding at end of period	17,653	16,506	14,426	12,176	16,071			
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$10.82	$9.23	$7.42	$10.69				
Value at end of period	$10.21	$10.82	$9.23	$7.42				
Number of accumulation units outstanding at end of period	2,231	4,906	5,004	1,990				
ING REAL ESTATE FUND								
(Funds were first received in this option during February 2006)								
Value at beginning of period	$16.90	$13.33	$10.33	$16.01	$19.28	$15.53		
Value at end of period	$18.38	$16.90	$13.33	$10.33	$16.01	$19.28		
Number of accumulation units outstanding at end of period	2,380	2,117	5	872	5,055	6,354		
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$9.14	$8.20	$6.96					
Value at end of period	$9.30	$9.14	$8.20					
Number of accumulation units outstanding at end of period	181	17,724	26,432					
ING RUSSELL™ MID CAP INDEX PORTFOLIO								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$10.26	$8.25	$8.04					
Value at end of period	$9.99	$10.26	$8.25					
Number of accumulation units outstanding at end of period	0	0	30					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$10.99	$8.76	$8.59					
Value at end of period	$10.48	$10.99	$8.76					
Number of accumulation units outstanding at end of period	0	0	28					
ING SMALLCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$16.98	$13.22						
Value at end of period	$17.00	$16.98						
Number of accumulation units outstanding at end of period	258	381						

	2011	2010	2009	2008	2007	2006	2005	2004
ING SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$16.05	$12.97	$10.22	$13.33				
Value at end of period	$15.57	$16.05	$12.97	$10.22				
Number of accumulation units outstanding at end of period	343	5,755	2,224	12				
ING SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.37	$10.80						
Value at end of period	$11.22	$11.37						
Number of accumulation units outstanding at end of period	6,874	29,244						
ING SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.84	$11.06						
Value at end of period	$11.40	$11.84						
Number of accumulation units outstanding at end of period	59,796	105,440						
ING SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.04	$11.21						
Value at end of period	$11.41	$12.04						
Number of accumulation units outstanding at end of period	20,670	34,514						
ING SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.16	$11.27						
Value at end of period	$11.45	$12.16						
Number of accumulation units outstanding at end of period	27,988	35,014						
ING SOLUTION 2055 PORTFOLIO								
(Funds were first received in this option during December 2010)								
Value at beginning of period	$11.57	$11.53						
Value at end of period	$10.91	$11.57						
Number of accumulation units outstanding at end of period	448	1						
ING SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.02	$10.51						
Value at end of period	$10.99	$11.02						
Number of accumulation units outstanding at end of period	13,252	19,072						
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$12.10	$10.97	$9.37	$12.33	$11.73	$10.90	$10.56	$10.06
Value at end of period	$12.24	$12.10	$10.97	$9.37	$12.33	$11.73	$10.90	$10.56
Number of accumulation units outstanding at end of period	23,340	30,228	1,338	9,619	48,249	1,062	413	235
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$12.00	$10.68	$8.59	$13.52	$12.95	$11.52	$10.91	$9.93
Value at end of period	$11.57	$12.00	$10.68	$8.59	$13.52	$12.95	$11.52	$10.91
Number of accumulation units outstanding at end of period	41,447	35,797	8,729	8,034	54,737	27,296	1,258	880
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$12.05	$10.83	$8.95	$12.95	$12.36	$11.19	$10.76	$10.02
Value at end of period	$11.91	$12.05	$10.83	$8.95	$12.95	$12.36	$11.19	$10.76
Number of accumulation units outstanding at end of period	30,623	39,860	37,759	55,237	61,033	9,583	176	32

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Funds were first received in this option during June 2007)								
Value at beginning of period	$14.05	$12.39	$9.36	$12.99	$13.40			
Value at end of period	$14.37	$14.05	$12.39	$9.36	$12.99			
Number of accumulation units outstanding at end of period	65,960	73,081	77,169	68,703	20,046			
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during June 2007)								
Value at beginning of period	$14.29	$11.21	$7.72	$13.67	$13.52			
Value at end of period	$13.67	$14.29	$11.21	$7.72	$13.67			
Number of accumulation units outstanding at end of period	10,535	12,641	14,065	9,311	11,455			
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$12.76	$11.17	$8.99	$14.06	$13.72	$11.59	$11.22	$10.30
Value at end of period	$12.57	$12.76	$11.17	$8.99	$14.06	$13.72	$11.59	$11.22
Number of accumulation units outstanding at end of period	12,562	31,330	21,500	10,675	3,984	6,682	2,593	1,791
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during June 2007)								
Value at beginning of period	$13.09	$11.28	$7.95	$13.86	$13.75			
Value at end of period	$12.85	$13.09	$11.28	$7.95	$13.86			
Number of accumulation units outstanding at end of period	53,407	50,503	22,178	43,180	22,751			
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$14.32	$12.66	$9.26	$18.45	$19.10			
Value at end of period	$12.48	$14.32	$12.66	$9.26	$18.45			
Number of accumulation units outstanding at end of period	1,025	4,106	4,231	1,811	105			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$14.34	$13.37	$10.14	$13.42				
Value at end of period	$13.46	$14.34	$13.37	$10.14				
Number of accumulation units outstanding at end of period	344	295	199	2,324				
ING U.S. BOND INDEX PORTFOLIO								
(Funds were first received in this option during January 2009)								
Value at beginning of period	$11.33	$10.75	$10.18					
Value at end of period	$12.05	$11.33	$10.75					
Number of accumulation units outstanding at end of period	0	0	536					
INVESCO GLOBAL HEALTH CARE FUND								
(Funds were first received in this option during June 2007)								
Value at beginning of period	$33.22	$31.96	$25.24	$35.48	$33.97			
Value at end of period	$34.38	$33.22	$31.96	$25.24	$35.48			
Number of accumulation units outstanding at end of period	1,518	679	614	914	1,130			
INVESCO MID CAP CORE EQUITY FUND								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$14.86	$13.29	$10.28	$14.26	$13.06	$11.83	$11.08	$10.25
Value at end of period	$13.84	$14.86	$13.29	$10.28	$14.26	$13.06	$11.83	$11.08
Number of accumulation units outstanding at end of period	15,806	15,256	12,752	11,543	15,455	16,112	15,422	17,647
INVESCO VAN KAMPEN SMALL CAP VALUE FUND								
(Funds were first received in this option during March 2010)								
Value at beginning of period	$16.57	$14.18						
Value at end of period	$15.11	$16.57						
Number of accumulation units outstanding at end of period	1,688	4,433						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
LORD ABBETT DEVELOPING GROWTH FUND, INC.								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$15.59							
Value at end of period	$14.22							
Number of accumulation units outstanding at end of period	1,819							
LORD ABBETT MID-CAP VALUE FUND								
(Funds were first received in this option during June 2007)								
Value at beginning of period	$13.56	$10.87	$8.64	$14.37	$15.99			
Value at end of period	$12.93	$13.56	$10.87	$8.64	$14.37			
Number of accumulation units outstanding at end of period	12,081	10,961	3,467	3,469	4,785			
LORD ABBETT SMALL-CAP VALUE FUND								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$19.31	$15.40	$11.95	$17.45	$15.91	$13.31	$11.84	$10.37
Value at end of period	$18.29	$19.31	$15.40	$11.95	$17.45	$15.91	$13.31	$11.84
Number of accumulation units outstanding at end of period	18,663	17,784	17,324	14,917	18,185	17,820	26,840	21,591
MUTUAL GLOBAL DISCOVERY FUND								
(Funds were first received in this option during June 2007)								
Value at beginning of period	$17.23	$15.62	$13.01	$17.89	$18.10			
Value at end of period	$16.60	$17.23	$15.62	$13.01	$17.89			
Number of accumulation units outstanding at end of period	15,632	20,575	20,036	19,734	5,860			
NEUBERGER BERMAN GENESIS FUND®								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$12.41							
Value at end of period	$12.15							
Number of accumulation units outstanding at end of period	3,250							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.92	$8.98	$6.95	$11.47	$11.48			
Value at end of period	$10.49	$10.92	$8.98	$6.95	$11.47			
Number of accumulation units outstanding at end of period	980	20,479	15,321	9,517	4,830			
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during February 2006)								
Value at beginning of period	$15.81	$14.14	$10.37	$16.82	$14.62	$12.70		
Value at end of period	$14.48	$15.81	$14.14	$10.37	$16.82	$14.62		
Number of accumulation units outstanding at end of period	6,756	10,046	10,762	6,236	10,684	14,643		
OPPENHEIMER CAPITAL APPRECIATION FUND								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$10.78	$9.94	$6.97	$12.98	$11.49	$10.76	$10.35	$9.62
Value at end of period	$10.53	$10.78	$9.94	$6.97	$12.98	$11.49	$10.76	$10.35
Number of accumulation units outstanding at end of period	0	0	0	19,204	0	495	2,336	1,490
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$35.52	$28.17	$15.61	$22.51				
Value at end of period	$28.89	$35.52	$28.17	$15.61				
Number of accumulation units outstanding at end of period	3,597	2,571	2,345	6,501				
OPPENHEIMER GLOBAL SECURITIES FUND/VA								
(Funds were first received in this option during September 2010)								
Value at beginning of period	$15.04	$12.96						
Value at end of period	$13.67	$15.04						
Number of accumulation units outstanding at end of period	80	80						

CFI 58

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
PAX WORLD BALANCED FUND								
(Funds were first received in this option during August 2006)								
Value at beginning of period	$12.80	$11.52	$9.56	$13.90	$12.79	$11.79		
Value at end of period	$12.48	$12.80	$11.52	$9.56	$13.90	$12.79		
Number of accumulation units outstanding at end of period	16,608	16,025	14,314	14,249	13,354	5,564		
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$13.14	$12.24	$10.42	$11.68				
Value at end of period	$14.56	$13.14	$12.24	$10.42				
Number of accumulation units outstanding at end of period	13,050	11,024	9,823	14,150				
PIONEER EMERGING MARKETS VCT PORTFOLIO								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$10.54	$9.17	$5.30	$11.19				
Value at end of period	$8.00	$10.54	$9.17	$5.30				
Number of accumulation units outstanding at end of period	5,446	3,524	3,061	2,949				
PIONEER HIGH YIELD FUND								
(Funds were first received in this option during February 2006)								
Value at beginning of period	$14.58	$12.48	$7.76	$12.40	$11.68	$10.89		
Value at end of period	$14.22	$14.58	$12.48	$7.76	$12.40	$11.68		
Number of accumulation units outstanding at end of period	8,891	7,894	14,250	14,364	13,741	7,381		
T. ROWE PRICE MID-CAP VALUE FUND								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$15.99	$13.87	$9.55	$14.73	$14.79	$12.42	$11.64	$10.37
Value at end of period	$15.07	$15.99	$13.87	$9.55	$14.73	$14.79	$12.42	$11.64
Number of accumulation units outstanding at end of period	0	0	0	12,382	0	7,996	1,442	907
TEMPLETON FOREIGN FUND								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$14.97	$13.89	$9.34	$17.46	$14.99	$12.59	$11.46	$9.94
Value at end of period	$12.98	$14.97	$13.89	$9.34	$17.46	$14.99	$12.59	$11.46
Number of accumulation units outstanding at end of period	11,656	11,521	11,162	12,145	13,910	13,973	13,384	12,691
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$13.37	$12.00	$8.99	$14.87	$13.52	$12.28	$10.84	$9.91
Value at end of period	$12.62	$13.37	$12.00	$8.99	$14.87	$13.52	$12.28	$10.84
Number of accumulation units outstanding at end of period	91,952	128,235	97,630	82,513	56,646	47,231	24,464	19,477
THE INCOME FUND OF AMERICA®								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$13.44	$12.10	$9.80	$13.92	$14.28			
Value at end of period	$14.07	$13.44	$12.10	$9.80	$13.92			
Number of accumulation units outstanding at end of period	3,198	15,297	12,518	26,878	12,097			
THORNBURG INTERNATIONAL VALUE FUND								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$12.41							
Value at end of period	$10.31							
Number of accumulation units outstanding at end of period	1,983							
VANGUARD® EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$12.78	$11.27	$9.76	$14.28	$13.81	$11.57	$11.23	$10.11
Value at end of period	$13.94	$12.78	$11.27	$9.76	$14.28	$13.81	$11.57	$11.23
Number of accumulation units outstanding at end of period	13,094	13,527	11,334	9,715	15,814	15,939	20,239	18,284

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$14.14	$11.52						
Value at end of period	$14.18	$14.14						
Number of accumulation units outstanding at end of period	2,019	1,930						
WANGER INTERNATIONAL								
(Funds were first received in this option during February 2011)								
Value at beginning of period	$10.42							
Value at end of period	$8.89							
Number of accumulation units outstanding at end of period	142							
WANGER USA								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$16.37	$13.36	$13.17					
Value at end of period	$15.69	$16.37	$13.36					
Number of accumulation units outstanding at end of period	1,875	1,250	112					
WASHINGTON MUTUAL INVESTORS FUND^SM								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$11.71	$10.42	$8.83	$13.31	$12.91	$11.03	$10.75	$9.97
Value at end of period	$12.43	$11.71	$10.42	$8.83	$13.31	$12.91	$11.03	$10.75
Number of accumulation units outstanding at end of period	66,424	61,273	42,549	42,507	20,720	25,930	28,245	22,663
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$14.91	$12.25	$9.51	$14.03	$15.39	$12.77	$11.65	$10.30
Value at end of period	$14.48	$14.91	$12.25	$9.51	$14.03	$15.39	$12.77	$11.65
Number of accumulation units outstanding at end of period	0	0	0	968	0	0	3,603	2,719

TABLE 10
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.55%
(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006	2005
ALLIANZ NFJ SMALL-CAP VALUE FUND							
(Funds were first received in this option during June 2006)							
Value at beginning of period	$18.15	$14.64	$11.90	$16.30	$15.48	$13.35	
Value at end of period	$18.39	$18.15	$14.64	$11.90	$16.30	$15.48	
Number of accumulation units outstanding at end of period	0	0	0	0	50	31	
AMERICAN BALANCED FUND®							
(Funds were first received in this option during September 2011)							
Value at beginning of period	$12.01						
Value at end of period	$12.93						
Number of accumulation units outstanding at end of period	119						
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND							
(Funds were first received in this option during March 2011)							
Value at beginning of period	$11.49						
Value at end of period	$12.55						
Number of accumulation units outstanding at end of period	3,176						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ARIEL FUND							
(Funds were first received in this option during June 2006)							
Value at beginning of period	$12.97	$10.39	$6.41	$12.51	$12.84	$11.67	
Value at end of period	$11.39	$12.97	$10.39	$6.41	$12.51	$12.84	
Number of accumulation units outstanding at end of period	0	0	0	0	55	30	
ARTISAN INTERNATIONAL FUND							
(Funds were first received in this option during December 2009)							
Value at beginning of period	$13.98	$13.31	$13.16				
Value at end of period	$12.86	$13.98	$13.31				
Number of accumulation units outstanding at end of period	0	30	7				
CAPITAL WORLD GROWTH AND INCOME FUND℠							
(Funds were first received in this option during December 2009)							
Value at beginning of period	$13.72	$12.84	$12.74				
Value at end of period	$12.57	$13.72	$12.84				
Number of accumulation units outstanding at end of period	0	176	48				
EATON VANCE LARGE-CAP VALUE FUND							
(Funds were first received in this option during December 2009)							
Value at beginning of period	$13.32	$12.21	$12.25				
Value at end of period	$12.62	$13.32	$12.21				
Number of accumulation units outstanding at end of period	1,229	325	67				
EUROPACIFIC GROWTH FUND®							
(Funds were first received in this option during July 2006)							
Value at beginning of period	$17.44	$16.08	$11.66	$19.77	$16.77	$14.78	
Value at end of period	$14.95	$17.44	$16.08	$11.66	$19.77	$16.77	
Number of accumulation units outstanding at end of period	26,182	24,930	16,563	22,505	13,107	12,509	
FIDELITY® VIP CONTRAFUND PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$15.13	$13.03	$9.70	$17.03	$14.62	$13.21	$12.21
Value at end of period	$14.61	$15.13	$13.03	$9.70	$17.03	$14.62	$13.21
Number of accumulation units outstanding at end of period	68,096	59,505	23,028	45,442	44,585	41,013	6,802
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during July 2006)							
Value at beginning of period	$11.45	$10.04	$7.78	$13.70	$13.62	$12.01	
Value at end of period	$11.45	$11.45	$10.04	$7.78	$13.70	$13.62	
Number of accumulation units outstanding at end of period	35,328	34,486	4,485	27,356	28,773	26,550	
FIDELITY® VIP GROWTH PORTFOLIO							
(Funds were first received in this option during March 2011)							
Value at beginning of period	$11.48						
Value at end of period	$11.16						
Number of accumulation units outstanding at end of period	2,528						
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during July 2006)							
Value at beginning of period	$16.09	$12.64	$9.86	$14.83	$15.31	$14.43	
Value at end of period	$15.37	$16.09	$12.64	$9.86	$14.83	$15.31	
Number of accumulation units outstanding at end of period	8,778	8,107	1,849	6,074	7,625	6,842	
FRANKLIN SMALL-MID CAP GROWTH FUND							
(Funds were first received in this option during June 2006)							
Value at beginning of period	$14.66	$11.50	$8.09	$14.18	$12.79	$11.29	
Value at end of period	$13.84	$14.66	$11.50	$8.09	$14.18	$12.79	
Number of accumulation units outstanding at end of period	0	2,280	1,854	0	424	223	

	2011	2010	2009	2008	2007	2006	2005
FUNDAMENTAL INVESTORS℠							
(Funds were first received in this option during March 2011)							
Value at beginning of period	$9.15						
Value at end of period	$8.88						
Number of accumulation units outstanding at end of period	103						
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during September 2010)							
Value at beginning of period	$16.67	$14.41					
Value at end of period	$16.06	$16.67					
Number of accumulation units outstanding at end of period	480	4,267					
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$15.57	$12.38	$9.21	$15.76	$14.93	$13.03	$12.06
Value at end of period	$15.83	$15.57	$12.38	$9.21	$15.76	$14.93	$13.03
Number of accumulation units outstanding at end of period	12,758	16,037	5,957	7,904	7,365	6,426	246
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during July 2006)							
Value at beginning of period	$12.34	$11.61	$9.73	$13.73	$12.73	$11.57	
Value at end of period	$12.84	$12.34	$11.61	$9.73	$13.73	$12.73	
Number of accumulation units outstanding at end of period	12,864	13,728	0	14,533	11,832	9,986	
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$14.22	$12.08	$7.96	$12.27			
Value at end of period	$12.65	$14.22	$12.08	$7.96			
Number of accumulation units outstanding at end of period	1,002	4,362	5,121	192			
ING CLARION REAL ESTATE PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$10.60	$8.34	$6.17	$11.30			
Value at end of period	$11.53	$10.60	$8.34	$6.17			
Number of accumulation units outstanding at end of period	14,903	10,926	6,823	2,132			
ING CORE EQUITY RESEARCH FUND							
(Funds were first received in this option during March 2011)							
Value at beginning of period	$15.58						
Value at end of period	$15.10						
Number of accumulation units outstanding at end of period	531						
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$16.03	$12.56	$9.08	$14.41			
Value at end of period	$14.19	$16.03	$12.56	$9.08			
Number of accumulation units outstanding at end of period	15,562	21,655	17,244	12,977			
ING GLOBAL BOND PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$12.07	$10.50	$8.71	$10.66			
Value at end of period	$12.42	$12.07	$10.50	$8.71			
Number of accumulation units outstanding at end of period	11,281	16,364	4,263	3,972			
ING GLOBAL REAL ESTATE FUND							
(Funds were first received in this option during March 2011)							
Value at beginning of period	$15.38						
Value at end of period	$15.00						
Number of accumulation units outstanding at end of period	523						

	2011	2010	2009	2008	2007	2006	2005
ING GNMA INCOME FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$13.27	$12.57	$12.04	$11.33	$10.76	$10.38	$10.24
Value at end of period	$14.18	$13.27	$12.57	$12.04	$11.33	$10.76	$10.38
Number of accumulation units outstanding at end of period	359	339	337	337	2,570	2,398	2,945
ING INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during March 2011)							
Value at beginning of period	$11.55						
Value at end of period	$11.26						
Number of accumulation units outstanding at end of period	3,081						
ING INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during July 2006)							
Value at beginning of period	$13.75	$11.38	$8.73	$14.11	$13.50	$12.75	
Value at end of period	$13.46	$13.75	$11.38	$8.73	$14.11	$13.50	
Number of accumulation units outstanding at end of period	11,315	15,071	1,375	8,061	12,499	11,909	
ING INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$13.02	$10.70	$8.65	$13.15	$14.16	$12.56	$11.73
Value at end of period	$12.80	$13.02	$10.70	$8.65	$13.15	$14.16	$12.56
Number of accumulation units outstanding at end of period	14,240	13,770	1,051	5,303	12,874	11,485	3,698
ING INTERMEDIATE BOND FUND							
(Funds were first received in this option during May 2009)							
Value at beginning of period	$12.49	$11.45	$10.35				
Value at end of period	$13.38	$12.49	$11.45				
Number of accumulation units outstanding at end of period	1,140	50	19				
ING INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during June 2006)							
Value at beginning of period	$12.44	$11.43	$10.33	$11.39	$10.84	$10.44	
Value at end of period	$13.26	$12.44	$11.43	$10.33	$11.39	$10.84	
Number of accumulation units outstanding at end of period	70,313	69,090	53,056	55,534	43,927	43,589	
ING INTERNATIONAL INDEX PORTFOLIO							
(Funds were first received in this option during March 2011)							
Value at beginning of period	$7.68						
Value at end of period	$7.02						
Number of accumulation units outstanding at end of period	443						
ING INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$13.42	$13.16	$10.41	$17.72			
Value at end of period	$11.35	$13.42	$13.16	$10.41			
Number of accumulation units outstanding at end of period	932	810	699	587			
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$15.60	$13.05	$7.66	$15.49			
Value at end of period	$12.67	$15.60	$13.05	$7.66			
Number of accumulation units outstanding at end of period	6,044	3,131	5,745	3,608			
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during December 2009)							
Value at beginning of period	$15.18	$12.41	$12.43				
Value at end of period	$15.37	$15.18	$12.41				
Number of accumulation units outstanding at end of period	5	168	51				

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING LARGE CAP VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2011)							
Value at beginning of period	$8.59						
Value at end of period	$8.66						
Number of accumulation units outstanding at end of period	521						
ING LARGE CAP VALUE PORTFOLIO (CLASS S)							
(Funds were first received in this option during January 2011)							
Value at beginning of period	$8.57						
Value at end of period	$8.64						
Number of accumulation units outstanding at end of period	24,316						
ING MARSICO GROWTH PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$12.23	$10.27	$8.02	$12.55			
Value at end of period	$11.95	$12.23	$10.27	$8.02			
Number of accumulation units outstanding at end of period	10,737	3,599	3,317	2,972			
ING MFS TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during July 2006)							
Value at beginning of period	$12.58	$11.53	$9.84	$12.76	$12.34	$11.30	
Value at end of period	$12.70	$12.58	$11.53	$9.84	$12.76	$12.34	
Number of accumulation units outstanding at end of period	40,868	39,069	38,652	37,198	2,540	2,431	
ING MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during September 2011)							
Value at beginning of period	$10.94						
Value at end of period	$12.16						
Number of accumulation units outstanding at end of period	175						
ING MONEY MARKET PORTFOLIO							
(Funds were first received in this option during March 2011)							
Value at beginning of period	$10.99						
Value at end of period	$10.90						
Number of accumulation units outstanding at end of period	1,737						
ING OPPENHEIMER GLOBAL PORTFOLIO							
(Funds were first received in this option during July 2006)							
Value at beginning of period	$13.69	$11.89	$8.59	$14.50	$13.72	$12.06	
Value at end of period	$12.48	$13.69	$11.89	$8.59	$14.50	$13.72	
Number of accumulation units outstanding at end of period	35,220	20,337	4,525	12,782	12,544	10,933	
ING PIMCO HIGH YIELD PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$14.07	$12.40	$8.35	$11.07			
Value at end of period	$14.60	$14.07	$12.40	$8.35			
Number of accumulation units outstanding at end of period	14,210	11,202	10,750	4,406			
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$13.99	$13.07	$11.67	$11.76	$10.81	$10.45	$10.34
Value at end of period	$14.36	$13.99	$13.07	$11.67	$11.76	$10.81	$10.45
Number of accumulation units outstanding at end of period	25,450	21,188	2,107	22,842	29,634	26,196	10,130
ING PIONEER FUND PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$10.46	$9.09	$7.37	$11.36	$11.56		
Value at end of period	$9.92	$10.46	$9.09	$7.37	$11.36		
Number of accumulation units outstanding at end of period	21,951	16,211	0	13,362	12,315		

CFI 64

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING PIONEER FUND PORTFOLIO (CLASS S)							
(Funds were first received in this option during February 2010)							
Value at beginning of period	$10.43	$8.93					
Value at end of period	$9.89	$10.43					
Number of accumulation units outstanding at end of period	0	39					
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$10.84	$9.25	$7.44	$11.19	$11.34		
Value at end of period	$10.22	$10.84	$9.25	$7.44	$11.19		
Number of accumulation units outstanding at end of period	7,425	6,003	0	5,818	8,045		
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$10.79	$9.21	$7.41	$10.74			
Value at end of period	$10.19	$10.79	$9.21	$7.41			
Number of accumulation units outstanding at end of period	1,487	1,220	1,055	861			
ING REAL ESTATE FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$16.84	$13.29	$10.31	$15.98	$19.25	$14.23	$13.10
Value at end of period	$18.31	$16.84	$13.29	$10.31	$15.98	$19.25	$14.23
Number of accumulation units outstanding at end of period	18,614	12,355	4,183	7,162	9,299	9,890	3,367
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO							
(Funds were first received in this option during March 2011)							
Value at beginning of period	$13.99						
Value at end of period	$14.55						
Number of accumulation units outstanding at end of period	148						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$9.12	$8.20	$6.96				
Value at end of period	$9.28	$9.12	$8.20				
Number of accumulation units outstanding at end of period	7,446	5,868	5,531				
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO							
(Funds were first received in this option during March 2011)							
Value at beginning of period	$13.20						
Value at end of period	$13.13						
Number of accumulation units outstanding at end of period	48						
ING RUSSELL™ MID CAP INDEX PORTFOLIO							
(Funds were first received in this option during March 2011)							
Value at beginning of period	$10.37						
Value at end of period	$9.97						
Number of accumulation units outstanding at end of period	111						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO							
(Funds were first received in this option during March 2011)							
Value at beginning of period	$10.98						
Value at end of period	$10.46						
Number of accumulation units outstanding at end of period	207						
ING SMALL COMPANY PORTFOLIO							
Value at beginning of period	$15.99	$12.93	$10.19				
Value at end of period	$15.51	$15.99	$12.93				
Number of accumulation units outstanding at end of period	12,976	3,449	1,592				

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING SOLUTION 2015 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.37	$10.80					
Value at end of period	$11.21	$11.37					
Number of accumulation units outstanding at end of period	127,362	117,886					
ING SOLUTION 2025 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.83	$11.06					
Value at end of period	$11.39	$11.83					
Number of accumulation units outstanding at end of period	137,715	144,503					
ING SOLUTION 2035 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$12.04	$11.21					
Value at end of period	$11.40	$12.04					
Number of accumulation units outstanding at end of period	111,067	125,649					
ING SOLUTION 2045 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$12.16	$11.27					
Value at end of period	$11.44	$12.16					
Number of accumulation units outstanding at end of period	28,964	41,822					
ING SOLUTION 2055 PORTFOLIO							
(Funds were first received in this option during August 2010)							
Value at beginning of period	$11.57	$9.61					
Value at end of period	$10.90	$11.57					
Number of accumulation units outstanding at end of period	1,030	417					
ING SOLUTION INCOME PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.01	$10.50					
Value at end of period	$10.98	$11.01					
Number of accumulation units outstanding at end of period	16,783	18,411					
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during July 2006)							
Value at beginning of period	$12.06	$10.94	$9.34	$12.31	$11.72	$11.01	
Value at end of period	$12.19	$12.06	$10.94	$9.34	$12.31	$11.72	
Number of accumulation units outstanding at end of period	21,505	15,674	0	12,140	13,328	16,507	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during July 2006)							
Value at beginning of period	$11.96	$10.65	$8.56	$13.49	$12.93	$11.82	
Value at end of period	$11.53	$11.96	$10.65	$8.56	$13.49	$12.93	
Number of accumulation units outstanding at end of period	31,917	27,142	3	24,251	23,216	19,123	
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO							
(Funds were first received in this option during July 2006)							
Value at beginning of period	$12.01	$10.80	$8.92	$12.93	$12.34	$11.40	
Value at end of period	$11.86	$12.01	$10.80	$8.92	$12.93	$12.34	
Number of accumulation units outstanding at end of period	110,580	109,461	41,872	74,117	27,484	22,537	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$14.01	$12.36	$9.34	$13.07			
Value at end of period	$14.32	$14.01	$12.36	$9.34			
Number of accumulation units outstanding at end of period	48,280	25,752	29,923	23,685			

	2011	**2010**	**2009**	**2008**	**2007**	**2006**	**2005**
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)							
(Funds were first received in this option during September 2006)							
Value at beginning of period	$12.68	$9.92	$6.81	$12.05	$10.69	$9.99	
Value at end of period	$12.14	$12.68	$9.92	$6.81	$12.05	$10.69	
Number of accumulation units outstanding at end of period	0	0	3	0	57	20	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$14.24	$11.18	$7.70	$13.65	$12.14	$11.20	$10.22
Value at end of period	$13.61	$14.24	$11.18	$7.70	$13.65	$12.14	$11.20
Number of accumulation units outstanding at end of period	11,147	10,458	101	5,339	6,516	6,127	661
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$12.71	$11.13	$8.96	$13.56			
Value at end of period	$12.52	$12.71	$11.13	$8.96			
Number of accumulation units outstanding at end of period	7,944	5,933	4,031	3,492			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during March 2011)							
Value at beginning of period	$13.08						
Value at end of period	$12.80						
Number of accumulation units outstanding at end of period	643						
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$14.28	$12.63	$9.24	$17.79			
Value at end of period	$12.44	$14.28	$12.63	$9.24			
Number of accumulation units outstanding at end of period	7,360	175	767	777			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$10.76	$9.96	$7.60	$12.47			
Value at end of period	$9.40	$10.76	$9.96	$7.60			
Number of accumulation units outstanding at end of period	440	406	330	277			
ING U.S. BOND INDEX PORTFOLIO							
(Funds were first received in this option during March 2011)							
Value at beginning of period	$11.40						
Value at end of period	$12.03						
Number of accumulation units outstanding at end of period	170						
INVESCO MID CAP CORE EQUITY FUND							
(Funds were first received in this option during June 2006)							
Value at beginning of period	$14.81	$13.25	$10.25	$14.23	$13.04	$11.66	
Value at end of period	$13.79	$14.81	$13.25	$10.25	$14.23	$13.04	
Number of accumulation units outstanding at end of period	7,339	0	0	0	60	31	
LORD ABBETT MID-CAP VALUE FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$13.51	$10.84	$8.62	$14.34	$14.38	$12.89	$11.96
Value at end of period	$12.88	$13.51	$10.84	$8.62	$14.34	$14.38	$12.89
Number of accumulation units outstanding at end of period	1,055	1,023	2,931	4,635	14,784	13,482	12,264
LORD ABBETT SMALL-CAP VALUE FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$19.24	$15.36	$11.92	$17.42	$15.89	$13.29	$12.32
Value at end of period	$18.21	$19.24	$15.36	$11.92	$17.42	$15.89	$13.29
Number of accumulation units outstanding at end of period	452	436	1,045	1,587	5,494	4,909	4,324

CFI 67

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
MASSACHUSETTS INVESTORS GROWTH STOCK FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$12.68	$11.19	$8.03	$12.84	$11.61	$10.89	$10.34
Value at end of period	$12.75	$12.68	$11.19	$8.03	$12.84	$11.61	$10.89
Number of accumulation units outstanding at end of period	7,425	5,805	3,517	9,603	20,768	19,180	15,483
MUTUAL GLOBAL DISCOVERY FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$17.17	$15.58	$12.98	$17.85	$16.21	$13.27	$12.27
Value at end of period	$16.54	$17.17	$15.58	$12.98	$17.85	$16.21	$13.27
Number of accumulation units outstanding at end of period	6,750	6,209	6,920	8,471	17,311	15,972	14,771
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$10.89	$8.97	$6.94	$11.21			
Value at end of period	$10.46	$10.89	$8.97	$6.94			
Number of accumulation units outstanding at end of period	17,379	17,529	16,034	15,562			
NEW PERSPECTIVE FUND®							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$15.75	$14.10	$10.34	$16.26			
Value at end of period	$14.42	$15.75	$14.10	$10.34			
Number of accumulation units outstanding at end of period	7,475	7,064	8,819	5,703			
OPPENHEIMER CAPITAL APPRECIATION FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$10.74	$9.92	$6.96	$12.96	$11.48	$10.75	$10.09
Value at end of period	$10.49	$10.74	$9.92	$6.96	$12.96	$11.48	$10.75
Number of accumulation units outstanding at end of period	942	792	1,458	2,077	7,224	6,916	6,530
OPPENHEIMER DEVELOPING MARKETS FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$35.40	$28.09	$15.57	$30.19	$22.72	$18.29	$15.54
Value at end of period	$28.78	$35.40	$28.09	$15.57	$30.19	$22.72	$18.29
Number of accumulation units outstanding at end of period	9,958	16,327	1,352	15,453	18,497	15,870	3,933
PAX WORLD BALANCED FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$12.76	$11.49	$9.54	$13.87	$12.77	$11.62	$11.12
Value at end of period	$12.43	$12.76	$11.49	$9.54	$13.87	$12.77	$11.62
Number of accumulation units outstanding at end of period	15,090	15,187	4,876	15,633	13,933	12,040	8
PIMCO VIT REAL RETURN PORTFOLIO							
(Funds were first received in this option during December 2009)							
Value at beginning of period	$13.11	$12.22	$12.23				
Value at end of period	$14.52	$13.11	$12.22				
Number of accumulation units outstanding at end of period	0	176	54				
PIONEER HIGH YIELD FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$14.53	$12.45	$7.74	$12.38	$11.66	$10.63	$10.39
Value at end of period	$14.17	$14.53	$12.45	$7.74	$12.38	$11.66	$10.63
Number of accumulation units outstanding at end of period	562	228	227	227	1,653	1,489	1,540
T. ROWE PRICE MID-CAP VALUE FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$15.93	$13.83	$9.52	$14.70	$14.77	$12.41	$11.40
Value at end of period	$15.01	$15.93	$13.83	$9.52	$14.70	$14.77	$12.41
Number of accumulation units outstanding at end of period	971	760	759	760	442	259	188

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
TEMPLETON FOREIGN FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$14.92	$13.85	$9.32	$17.42	$14.97	$12.58	$11.82
Value at end of period	$12.93	$14.92	$13.85	$9.32	$17.42	$14.97	$12.58
Number of accumulation units outstanding at end of period	1,303	1,488	1,993	2,746	8,973	8,310	7,803
THE GROWTH FUND OF AMERICA®							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$13.32	$11.96	$8.97	$14.84	$13.50	$12.27	$11.24
Value at end of period	$12.57	$13.32	$11.96	$8.97	$14.84	$13.50	$12.27
Number of accumulation units outstanding at end of period	45,452	46,573	18,254	39,596	30,667	27,334	8,574
THE INCOME FUND OF AMERICA®							
(Funds were first received in this option during June 2006)							
Value at beginning of period	$13.39	$12.07	$9.78	$13.89	$13.51	$11.74	
Value at end of period	$14.01	$13.39	$12.07	$9.78	$13.89	$13.51	
Number of accumulation units outstanding at end of period	14,185	14,107	3,717	13,921	17,293	16,742	
WANGER INTERNATIONAL							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$10.46	$8.44	$5.68	$10.26			
Value at end of period	$8.87	$10.46	$8.44	$5.68			
Number of accumulation units outstanding at end of period	322	239	199	152			
WANGER USA							
(Funds were first received in this option during March 2011)							
Value at beginning of period	$16.46						
Value at end of period	$15.66						
Number of accumulation units outstanding at end of period	187						
WASHINGTON MUTUAL INVESTORS FUND℠							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$11.67	$10.39	$8.81	$13.28	$12.89	$11.02	$10.46
Value at end of period	$12.38	$11.67	$10.39	$8.81	$13.28	$12.89	$11.02
Number of accumulation units outstanding at end of period	1,989	1,743	3,739	5,536	19,727	18,101	16,633

TABLE 11
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.60%
(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006	2005
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.							
(Funds were first received in this option during September 2010)							
Value at beginning of period	$10.64	$9.24					
Value at end of period	$11.15	$10.64					
Number of accumulation units outstanding at end of period	3,766	3,053					
ALLIANZ NFJ DIVIDEND VALUE FUND							
(Funds were first received in this option during September 2011)							
Value at beginning of period	$12.46						
Value at end of period	$14.03						
Number of accumulation units outstanding at end of period	5,005						

CFI 69

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ALLIANZ NFJ SMALL-CAP VALUE FUND							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$18.08	$14.59	$11.87	$16.27	$15.46	$13.14	$11.65
Value at end of period	$18.32	$18.08	$14.59	$11.87	$16..27	$15.46	$13.14
Number of accumulation units outstanding at end of period	0	0	198	0	0	0	20,659
AMANA GROWTH FUND							
(Funds were first received in this option during February 2010)							
Value at beginning of period	$14.13	$11.98					
Value at end of period	$13.75	$14.13					
Number of accumulation units outstanding at end of period	248	344					
AMERICAN BALANCED FUND®							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$12.52	$11.18	$9.32	$12.65	$11.98	$10.82	$10.43
Value at end of period	$12.88	$12.52	$11.18	$9.32	$12.65	$11.98	$10.82
Number of accumulation units outstanding at end of period	474	670	0	0	6,635	0	7,727
ARIEL APPRECIATION FUND							
(Funds were first received in this option during June 2005)							
Value at beginning of period	$13.42	$11.33	$7.02	$11.96	$12.24	$11.14	$10.73
Value at end of period	$12.32	$13.42	$11.33	$7.02	$11.96	$12.24	$11.14
Number of accumulation units outstanding at end of period	1,474	873	385	0	6,173	21	2,938
ARIEL FUND							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$12.92	$10.36	$6.40	$12.48	$12.82	$11.73	$11.35
Value at end of period	$11.35	$12.92	$10.36	$6.40	$12.48	$12.82	$11.73
Number of accumulation units outstanding at end of period	3,269	2,851	0	0	0	0	2,313
BLACKROCK EQUITY DIVIDEND FUND							
(Funds were first received in this option during February 2011)							
Value at beginning of period	$12.33						
Value at end of period	$12.38						
Number of accumulation units outstanding at end of period	935						
CAPITAL WORLD GROWTH AND INCOME FUND℠							
(Funds were first received in this option during February 2010)							
Value at beginning of period	$13.71	$12.30					
Value at end of period	$12.56	$13.71					
Number of accumulation units outstanding at end of period	3,673	830					
CRM MID CAP VALUE FUND							
(Funds were first received in this option during September 2011)							
Value at beginning of period	$12.07						
Value at end of period	$13.16						
Number of accumulation units outstanding at end of period	6,225						
DODGE & COX INTERNATIONAL STOCK FUND							
(Funds were first received in this option during February 2011)							
Value at beginning of period	$12.23						
Value at end of period	$9.83						
Number of accumulation units outstanding at end of period	148						
EUROPACIFIC GROWTH FUND®							
(Funds were first received in this option during February 2006)							
Value at beginning of period	$17.38	$16.03	$11.63	$19.73	$16.74	$14.40	
Value at end of period	$14.89	$17.38	$16.03	$11.63	$19.73	$16.74	
Number of accumulation units outstanding at end of period	5,884	5,634	16,263	8,988	14,808	155	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
FIDELITY® ADVISOR NEW INSIGHTS FUND							
(Funds were first received in this option during September 2011)							
Value at beginning of period	$11.17						
Value at end of period	$12.02						
Number of accumulation units outstanding at end of period	1,779						
FIDELITY® VIP CONTRAFUND PORTFOLIO							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$15.08	$12.99	$9.67	$16.99	$14.60	$13.20	$11.92
Value at end of period	$14.55	$15.08	$12.99	$9.67	$16.99	$14.60	$13.20
Number of accumulation units outstanding at end of period	17,810	17,569	51,925	4,741	15,863	3,353	3,852
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during June 2008)							
Value at beginning of period	$12.28	$10.01	$7.76	$13.67	$13.60	$11.43	$10.64
Value at end of period	$11.41	$11.41	$10.01	$7.76	$13.67	$13.60	$11.43
Number of accumulation units outstanding at end of period	266	0	29,416	108	0	0	961
FIDELITY® VIP GROWTH PORTFOLIO							
(Funds were first received in this option during May 2011)							
Value at beginning of period	$12.13						
Value at end of period	$11.12						
Number of accumulation units outstanding at end of period	4,209						
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$16.03	$12.60	$9.84	$14.80	$15.29	$13.17	$11.86
Value at end of period	$15.31	$16.03	$12.60	$9.84	$14.80	$15.29	$13.17
Number of accumulation units outstanding at end of period	1,479	1,406	8,110	2,596	0	648	14,856
FRANKLIN SMALL-MID CAP GROWTH FUND							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$14.61	$11.46	$8.07	$14.15	$12.78	$11.98	$10.52
Value at end of period	$13.78	$14.61	$11.46	$8.07	$14.15	$12.78	$11.98
Number of accumulation units outstanding at end of period	0	0	547	0	0	0	1,606
FUNDAMENTAL INVESTORS℠							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$9.12	$8.07	$5.76				
Value at end of period	$8.87	$9.12	$8.07				
Number of accumulation units outstanding at end of period	3,661	128	349				
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during June 2007)							
Value at beginning of period	$16.62	$13.70	$10.16	$13.92	$15.76		
Value at end of period	$16.00	$16.62	$13.70	$10.16	$13.92		
Number of accumulation units outstanding at end of period	548	331	277	0	2,141		
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$15.52	$12.34	$9.18	$15.72	$14.91	$13.01	$12.00
Value at end of period	$15.77	$15.52	$12.34	$9.18	$15.72	$14.91	$13.01
Number of accumulation units outstanding at end of period	5,676	5,479	9,734	2,377	10,620	3,567	9,945
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during February 2006)							
Value at beginning of period	$12.00	$11.58	$9.08	$13.71	$12.72	$11.71	
Value at end of period	$12.80	$12.30	$11.58	$9.08	$13.71	$12.72	
Number of accumulation units outstanding at end of period	1,560	0	14,647	0	0	501	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during February 2006)							
Value at beginning of period	$12.08	$12.04	$7.94	$13.30	$11.26	$11.09	
Value at end of period	$12.60	$14.17	$12.04	$7.94	$13.30	$11.26	
Number of accumulation units outstanding at end of period	901	0	237	0	0	1,683	
ING CLARION REAL ESTATE PORTFOLIO							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$11.01	$8.32	$6.17	$10.10	$10.42		
Value at end of period	$11.50	$10.57	$8.32	$6.17	$10.10		
Number of accumulation units outstanding at end of period	76	0	4,726	6,756	4,073		
ING CORE EQUITY RESEARCH FUND							
(Funds were first received in this option during October 2009)							
Value at beginning of period	$15.23	$13.62	$13.16				
Value at end of period	$15.08	$15.23	$13.62				
Number of accumulation units outstanding at end of period	0	0	368				
ING DAVIS NEW YORK VENTURE PORTFOLIO							
(Funds were first received in this option during July 2007)							
Value at beginning of period	$11.11	$9.97	$6.98	$12.62	$12.45		
Value at end of period	$10.52	$11.11	$9.97	$7.62	$12.62		
Number of accumulation units outstanding at end of period	735	5	1,287	0	173		
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$15.98	$12.53	$9.06	$14.99	$13.19	$11.87	$11.64
Value at end of period	$14.14	$15.98	$12.53	$9.06	$14.99	$13.19	$11.87
Number of accumulation units outstanding at end of period	2,223	3,364	5,875	1,885	3,077	10,041	198
ING GLOBAL BOND PORTFOLIO							
(Funds were first received in this option during January 2009)							
Value at beginning of period	$12.05	$10.49	$8.78				
Value at end of period	$12.40	$12.05	$10.49				
Number of accumulation units outstanding at end of period	675	4,277	7,294				
ING GNMA INCOME FUND							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$13.23	$12.53	$12.01	$11.31	$10.75	$10.37	$10.20
Value at end of period	$14.13	$13.23	$12.53	$12.01	$11.31	$10.75	$10.37
Number of accumulation units outstanding at end of period	181	148	1,737	15	0	0	5,644
ING INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$11.34	$10.05	$8.24	$13.25	$12.74	$11.23	$10.64
Value at end of period	$11.21	$11.34	$10.05	$8.24	$13.25	$12.74	$11.23
Number of accumulation units outstanding at end of period	2,075	1,961	0	6,089	5,549	9,357	11,227
ING INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during March 2007)							
Value at beginning of period	$13.70	$11.35	$8.70	$14.08	$14.01		
Value at end of period	$13.41	$13.70	$11.35	$8.70	$14.08		
Number of accumulation units outstanding at end of period	2,809	2,008	9,334	1,583	517		
ING INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during July 2005)							
Value at beginning of period	$12.98	$10.67	$8.63	$13.13	$14.14	$12.55	$12.14
Value at end of period	$12.75	$12.98	$10.67	$8.63	$13.13	$14.14	$12.55
Number of accumulation units outstanding at end of period	1,457	1,306	5,820	1,000	6,279	0	3,978

CFI 72

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING INDEX SOLUTION 2035 PORTFOLIO							
(Funds were first received in this option during September 2011)							
Value at beginning of period	$10.44						
Value at end of period	$11.27						
Number of accumulation units outstanding at end of period	226						
ING INDEX SOLUTION 2045 PORTFOLIO							
(Funds were first received in this option during September 2011)							
Value at beginning of period	$10.47						
Value at end of period	$11.37						
Number of accumulation units outstanding at end of period	356						
ING INDEX SOLUTION 2055 PORTFOLIO							
(Funds were first received in this option during September 2011)							
Value at beginning of period	$10.12						
Value at end of period	$10.97						
Number of accumulation units outstanding at end of period	66						
ING INDEX SOLUTION INCOME PORTFOLIO							
(Funds were first received in this option during September 2011)							
Value at beginning of period	$10.59						
Value at end of period	$10.97						
Number of accumulation units outstanding at end of period	127						
ING INTERMEDIATE BOND FUND							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$12.45	$11.41	$10.18	$11.38	$10.83	$10.49	$10.34
Value at end of period	$13.33	$12.45	$11.41	$10.18	$11.38	$10.83	$10.49
Number of accumulation units outstanding at end of period	9,911	9,482	0	0	4,644	0	5,536
ING INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$12.40	$11.39	$10.31	$11.37	$10.83	$10.50	$10.44
Value at end of period	$13.20	$12.40	$11.39	$10.31	$11.37	$10.83	$10.50
Number of accumulation units outstanding at end of period	11	440	34,594	5,523	47	203	8,974
ING INTERNATIONAL CAPITAL APPRECIATION FUND							
(Funds were first received in this option during May 2011)							
Value at beginning of period	$14.99						
Value at end of period	$11.58						
Number of accumulation units outstanding at end of period	171						
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$17.10	$13.81	$9.55	$19.95	$18.21	$14.52	$11.40
Value at end of period	$14.00	$17.10	$13.81	$9.55	$19.95	$18.21	$14.52
Number of accumulation units outstanding at end of period	477	477	74	5	4,237	0	18,353
ING INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during November 2010)							
Value at beginning of period	$13.37	$12.54					
Value at end of period	$11.30	$13.37					
Number of accumulation units outstanding at end of period	0	801					
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$11.98	$10.47	$8.20	$12.98	$13.36	$11.60	$11.57
Value at end of period	$11.66	$11.98	$10.47	$8.20	$12.98	$13.36	$11.60
Number of accumulation units outstanding at end of period	1,694	1,507	0	0	315	739	20

CFI 73

	2011	2010	2009	2008	2007	2006	2005
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$15.56	$13.03	$7.65	$15.80	$15.86		
Value at end of period	$12.63	$15.56	$13.03	$7.65	$15.80		
Number of accumulation units outstanding at end of period	14	0	1,667	2,099	7,588		
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$15.13	$12.38	$9.91	$14.89	$14.64	$12.64	$11.84
Value at end of period	$15.31	$15.13	$12.38	$9.91	$14.89	$14.64	$12.64
Number of accumulation units outstanding at end of period	246	0	1,136	158	7,163	467	18,748
ING LARGE CAP GROWTH PORTFOLIO							
(Funds were first received in this option during May 2011)							
Value at beginning of period	$10.92						
Value at end of period	$10.34						
Number of accumulation units outstanding at end of period	144						
ING LARGE CAP VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$8.42	$7.12	$6.38	$9.21	$9.39		
Value at end of period	$8.63	$8.42	$7.12	$6.38	$9.21		
Number of accumulation units outstanding at end of period	6,803	0	6,976	7,453	3,665		
ING MARSICO GROWTH PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$12.20	$10.25	$8.00	$13.50	$11.91	$11.43	$11.57
Value at end of period	$11.91	$12.20	$10.25	$8.00	$13.50	$11.91	$11.43
Number of accumulation units outstanding at end of period	0	0	0	0	0	13,651	216
ING MFS TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$13.16	$11.49	$9.82	$12.73	$12.33	$11.09	$10.78
Value at end of period	$12.65	$12.54	$11.49	$9.82	$12.73	$12.33	$11.09
Number of accumulation units outstanding at end of period	3,639	0	2,820	0	0	5,699	14,378
ING MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during September 2010)							
Value at beginning of period	$12.32	$10.01					
Value at end of period	$12.15	$12.32					
Number of accumulation units outstanding at end of period	3,657	2,506					
ING OPPENHEIMER GLOBAL PORTFOLIO							
(Funds were first received in this option during April 2005)							
Value at beginning of period	$13.65	$11.86	$8.57	$14.48	$13.70	$11.71	$10.07
Value at end of period	$12.43	$13.65	$11.86	$8.57	$14.48	$13.70	$11.71
Number of accumulation units outstanding at end of period	165	2	13,399	0	9,500	1,086	30,439
ING PIMCO HIGH YIELD PORTFOLIO							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$14.41	$12.37	$8.34	$10.84	$10.80		
Value at end of period	$14.56	$14.04	$12.37	$8.34	$10.84		
Number of accumulation units outstanding at end of period	1,722	0	1,019	1,715	9,015		
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$13.94	$13.04	$11.65	$11.74	$10.79	$10.44	$10.30
Value at end of period	$14.31	$13.94	$13.04	$11.65	$11.74	$10.79	$10.44
Number of accumulation units outstanding at end of period	10,126	4,307	23,768	1,231	10,087	8,917	48,011

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING PIONEER FUND PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$10.44	$9.07	$7.36	$11.35	$11.55		
Value at end of period	$9.90	$10.44	$9.07	$7.36	$11.35		
Number of accumulation units outstanding at end of period	305	333	16,372	867	8,203		
ING PIONEER FUND PORTFOLIO (CLASS S)							
(Funds were first received in this option during October 2008)							
Value at beginning of period	$10.40	$9.04	$7.33	$7.29			
Value at end of period	$9.86	$10.40	$9.04	$7.33			
Number of accumulation units outstanding at end of period	0	0	0	65			
ING PIONEER HIGH YIELD PORTFOLIO							
(Funds were first received in this option during November 2010)							
Value at beginning of period	$15.27	$14.76					
Value at end of period	$15.03	$15.27					
Number of accumulation units outstanding at end of period	0	453					
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$10.81	$9.23	$7.43	$11.19	$11.34		
Value at end of period	$10.19	$10.81	$9.23	$7.43	$11.19		
Number of accumulation units outstanding at end of period	493	411	9,468	3,558	8,194		
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$10.77	$9.19	$7.40	$10.10			
Value at end of period	$10.16	$10.77	$9.19	$7.40			
Number of accumulation units outstanding at end of period	0	0	1,214	615			
ING REAL ESTATE FUND							
(Funds were first received in this option during February 2005)							
Value at beginning of period	$16.78	$13.25	$10.28	$15.95	$19.22	$14.22	$12.10
Value at end of period	$18.23	$16.78	$13.25	$10.28	$15.95	$19.22	$14.22
Number of accumulation units outstanding at end of period	2,537	2,391	6,495	67	0	6,982	22,148
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO							
(Funds were first received in this option during November 2010)							
Value at beginning of period	$9.11	$8.55					
Value at end of period	$9.27	$9.11					
Number of accumulation units outstanding at end of period	4,784	1,328					
ING SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$16.57	$12.89	$10.17	$14.83	$15.30		
Value at end of period	$15.45	$15.94	$12.89	$10.17	$14.83		
Number of accumulation units outstanding at end of period	2,407	0	4	4	4		
ING SOLUTION 2015 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.36	$10.80					
Value at end of period	$11.20	$11.36					
Number of accumulation units outstanding at end of period	13,791	22,675					
ING SOLUTION 2025 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.83	$11.06					
Value at end of period	$11.38	$11.83					
Number of accumulation units outstanding at end of period	20,744	28,031					

CFI 75

	2011	2010	2009	2008	2007	2006	2005
ING SOLUTION 2035 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$12.03	$11.21					
Value at end of period	$11.39	$12.03					
Number of accumulation units outstanding at end of period	54,245	46,820					
ING SOLUTION 2045 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$12.15	$11.27					
Value at end of period	$11.43	$12.15					
Number of accumulation units outstanding at end of period	2,706	2,327					
ING SOLUTION INCOME PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.01	$10.50					
Value at end of period	$10.97	$11.01					
Number of accumulation units outstanding at end of period	1,705	1,715					
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$12.02	$10.90	$9.32	$12.29	$11.70	$10.88	$10.45
Value at end of period	$12.14	$12.02	$10.90	$9.32	$12.29	$11.70	$10.88
Number of accumulation units outstanding at end of period	5,711	2,679	15,404	0	0	0	11,241
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$11.92	$10.62	$8.54	$13.46	$12.91	$11.49	$10.77
Value at end of period	$11.48	$11.92	$10.62	$8.54	$13.46	$12.91	$11.49
Number of accumulation units outstanding at end of period	1,605	269	26,569	0	0	3,746	18,575
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$11.97	$10.76	$8.90	$12.90	$12.32	$11.17	$10.58
Value at end of period	$11.81	$11.97	$10.76	$8.90	$12.90	$12.32	$11.17
Number of accumulation units outstanding at end of period	10,838	1,409	42,263	234	109	4,631	13,429
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Funds were first received in this option during February 2006)							
Value at beginning of period	$13.97	$12.33	$9.32	$12.95	$12.49	$11.13	
Value at end of period	$14.27	$13.97	$12.33	$9.32	$12.95	$12.49	
Number of accumulation units outstanding at end of period	6,228	779	724	0	7,634	18,374	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)							
(Funds were first received in this option during September 2010)							
Value at beginning of period	$12.65	$10.18					
Value at end of period	$12.11	$12.65					
Number of accumulation units outstanding at end of period	361	361					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$14.19	$11.15	$7.68	$13.62	$12.12	$11.19	$10.03
Value at end of period	$13.56	$14.19	$11.15	$7.68	$13.62	$12.12	$11.19
Number of accumulation units outstanding at end of period	0	0	6,370	0	0	0	7,695
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$12.67	$11.10	$8.94	$14.00	$13.69	$11.57	$11.65
Value at end of period	$12.47	$12.67	$11.10	$8.94	$14.00	$13.69	$11.57
Number of accumulation units outstanding at end of period	4	3	4,657	7,149	4,489	4,921	100

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during November 2005)							
Value at beginning of period	$13.00	$11.22	$7.91	$13.81	$12.67	$11.28	$11.39
Value at end of period	$12.75	$13.00	$11.22	$7.91	$13.81	$12.67	$11.28
Number of accumulation units outstanding at end of period	753	405	648	0	0	752	21
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO							
(Funds were first received in this option during September 2010)							
Value at beginning of period	$14.24	$12.22					
Value at end of period	$12.40	$14.24					
Number of accumulation units outstanding at end of period	1,338	561					
ING VALUE CHOICE FUND							
(Funds were first received in this option during September 2011)							
Value at beginning of period	$11.37						
Value at end of period	$11.90						
Number of accumulation units outstanding at end of period	214						
INVESCO ENDEAVOR FUND							
(Funds were first received in this option during July 2011)							
Value at beginning of period	$12.90						
Value at end of period	$12.26						
Number of accumulation units outstanding at end of period	12						
INVESCO GLOBAL HEALTH CARE FUND							
(Funds were first received in this option during April 2009)							
Value at beginning of period	$33.04	$31.82	$23.79				
Value at end of period	$34.16	$33.04	$31.82				
Number of accumulation units outstanding at end of period	0	0	6				
INVESCO MID CAP CORE EQUITY FUND							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$14.76	$13.21	$9.71				
Value at end of period	$13.73	$14.76	$13.21				
Number of accumulation units outstanding at end of period	0	0	1,079				
INVESCO VAN KAMPEN SMALL CAP VALUE FUND							
(Funds were first received in this option during February 2010)							
Value at beginning of period	$16.55	$12.79					
Value at end of period	$15.07	$16.55					
Number of accumulation units outstanding at end of period	0	310					
LORD ABBETT DEVELOPING GROWTH FUND, INC.							
(Funds were first received in this option during February 2011)							
Value at beginning of period	$15.36						
Value at end of period	$14.19						
Number of accumulation units outstanding at end of period	91						
LORD ABBETT MID-CAP VALUE FUND							
(Funds were first received in this option during July 2010)							
Value at beginning of period	$13.46	$11.10					
Value at end of period	$12.83	$13.46					
Number of accumulation units outstanding at end of period	1,379	1,380					
LORD ABBETT SMALL-CAP VALUE FUND							
(Funds were first received in this option during May 2011)							
Value at beginning of period	$20.48						
Value at end of period	$18.14						
Number of accumulation units outstanding at end of period	393						

CFI 77

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
MASSACHUSETTS INVESTORS GROWTH STOCK FUND							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$12.64	$11.16	$8.01	$12.82	$11.59	$10.88	$10.15
Value at end of period	$12.70	$12.64	$11.16	$8.01	$12.82	$11.59	$10.88
Number of accumulation units outstanding at end of period	0	0	3,378	0	0	0	11,325
MUTUAL GLOBAL DISCOVERY FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$17.11	$15.53	$12.94	$17.82	$16.19	$13.26	$12.24
Value at end of period	$16.47	$17.11	$15.53	$12.94	$17.82	$16.19	$13.26
Number of accumulation units outstanding at end of period	17,102	15,728	2,758	0	11,925	6,279	601
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$10.87	$8.95	$6.93	$11.45	$11.46		
Value at end of period	$10.44	$10.87	$8.95	$6.93	$11.45		
Number of accumulation units outstanding at end of period	591	509	4,751	1,417	3,852		
NEW PERSPECTIVE FUND®							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$15.82	$14.06	$10.32	$16.76	$14.58	$12.28	$10.74
Value at end of period	$14.37	$15.70	$14.06	$10.32	$16.76	$14.58	$12.28
Number of accumulation units outstanding at end of period	2,632	0	12	11	2,502	0	15,396
OPPENHEIMER CAPITAL APPRECIATION FUND							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$10.70	$9.89	$6.94	$12.93	$11.46	$10.74	$10.06
Value at end of period	$10.45	$10.70	$9.89	$6.94	$12.93	$11.46	$10.74
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	3,880
OPPENHEIMER DEVELOPING MARKETS FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$33.56	$28.00	$15.53	$30.13	$22.69	$18.27	$15.56
Value at end of period	$28.66	$35.28	$28.00	$15.53	$30.13	$22.69	$18.27
Number of accumulation units outstanding at end of period	148	0	13,386	0	1,746	9,695	275
OPPENHEIMER GOLD & SPECIAL MINERALS FUND							
(Funds were first received in this option during February 2011)							
Value at beginning of period	$16.77						
Value at end of period	$12.89						
Number of accumulation units outstanding at end of period	127						
OPPENHEIMER INTERNATIONAL BOND FUND							
(Funds were first received in this option during February 2011)							
Value at beginning of period	$10.63						
Value at end of period	$10.65						
Number of accumulation units outstanding at end of period	32						
PAX WORLD BALANCED FUND							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$12.72	$11.46	$9.52	$13.85	$12.75	$11.61	$10.91
Value at end of period	$12.38	$12.72	$11.46	$9.52	$13.85	$12.75	$11.61
Number of accumulation units outstanding at end of period	0	0	11,711	0	0	0	823
PIMCO VIT REAL RETURN PORTFOLIO							
(Funds were first received in this option during August 2008)							
Value at beginning of period	$13.08	$12.20	$10.39	$11.66			
Value at end of period	$14.48	$13.08	$12.20	$10.39			
Number of accumulation units outstanding at end of period	753	768	933	849			

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
PIONEER EMERGING MARKETS VCT PORTFOLIO							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$10.50	$9.15	$5.29	$12.76	$13.07		
Value at end of period	$7.97	$10.50	$9.15	$5.29	$12.76		
Number of accumulation units outstanding at end of period	0	0	1,036	86	5		
PIONEER HIGH YIELD FUND							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$14.48	$12.41	$7.72	$12.35	$11.65	$10.62	$10.34
Value at end of period	$14.11	$14.48	$12.41	$7.72	$12.35	$11.65	$10.62
Number of accumulation units outstanding at end of period	4,945	4,611	520	89	3,780	1,331	2,621
T. ROWE PRICE MID-CAP VALUE FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$16.89	$13.79	$9.50	$14.67	$14.74	$12.39	$11.84
Value at end of period	$14.95	$15.88	$13.79	$9.50	$14.67	$14.74	$12.39
Number of accumulation units outstanding at end of period	248	0	0	0	0	0	6,374
TEMPLETON FOREIGN FUND							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$14.87	$13.81	$9.30	$17.39	$14.95	$12.57	$11.16
Value at end of period	$12.87	$14.87	$13.81	$9.30	$17.39	$14.95	$12.57
Number of accumulation units outstanding at end of period	2,100	1,985	32	0	0	966	9,208
THE GROWTH FUND OF AMERICA®							
(Funds were first received in this option during January 2005)							
Value at beginning of period	$13.28	$11.93	$8.95	$14.81	$13.48	$12.26	$10.56
Value at end of period	$12.52	$13.28	$11.93	$8.95	$14.81	$13.48	$12.26
Number of accumulation units outstanding at end of period	39,611	17,643	37,618	13,746	41,081	14,880	78,439
THE INCOME FUND OF AMERICA®							
(Funds were first received in this option during May 2006)							
Value at beginning of period	$13.35	$12.03	$9.76	$13.86	$13.49	$12.03	
Value at end of period	$13.96	$13.35	$12.03	$9.76	$13.86	$13.49	
Number of accumulation units outstanding at end of period	7,701	8,325	12,265	2,499	518	763	
THORNBURG INTERNATIONAL VALUE FUND							
(Funds were first received in this option during February 2011)							
Value at beginning of period	$12.27						
Value at end of period	$10.29						
Number of accumulation units outstanding at end of period	142						
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO							
(Funds were first received in this option during June 2008)							
Value at beginning of period	$14.05	$10.79	$7.84	$11.91			
Value at end of period	$14.07	$14.05	$10.79	$7.84			
Number of accumulation units outstanding at end of period	0	0	1,806	1,639			
VICTORY SMALL COMPANY OPPORTUNITY FUND							
(Funds were first received in this option during February 2011)							
Value at beginning of period	$12.97						
Value at end of period	$12.65						
Number of accumulation units outstanding at end of period	110						
WANGER INTERNATIONAL							
(Funds were first received in this option during October 2008)							
Value at beginning of period	$10.83	$8.43	$5.67	$5.39			
Value at end of period	$8.85	$10.44	$8.43	$5.67			
Number of accumulation units outstanding at end of period	3,522	0	928	43			

WASHINGTON MUTUAL INVESTORS FUND^SM	**2011**	**2010**	**2009**	**2008**	**2007**	**2006**	**2005**
(Funds were first received in this option during January 2005)							
Value at beginning of period	$11.63	$10.36	$8.79	$13.26	$12.87	$11.01	$10.52
Value at end of period	$12.34	$11.63	$10.36	$8.79	$13.26	$12.87	$11.01
Number of accumulation units outstanding at end of period	7,990	7,414	278	88	29,131	10,988	31,321

TABLE 12

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.65%

(Selected data for accumulation units outstanding throughout each period)

	2011	**2010**	**2009**	**2008**	**2007**	**2006**	**2005**	**2004**
ALLIANZ NFJ SMALL-CAP VALUE FUND								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$18.02	$14.55	$11.84	$16.24	$15.44	$13.13	$13.13	
Value at end of period	$18.25	$18.02	$14.55	$11.84	$16.24	$15.44	$13.13	
Number of accumulation units outstanding at end of period	2,742	6,784	4,707	3,226	2,621	2,214	33	
AMERICAN BALANCED FUND®								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$12.48	$11.15	$9.29	$12.63	$11.97	$10.81	$10.58	$10.33
Value at end of period	$12.83	$12.48	$11.15	$9.29	$12.63	$11.97	$10.81	$10.58
Number of accumulation units outstanding at end of period	16,760	65,995	54,615	67,764	76,253	52,109	6,021	1,203
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$11.19	$10.78						
Value at end of period	$12.52	$11.19						
Number of accumulation units outstanding at end of period	0	5,770						
ARIEL APPRECIATION FUND								
(Funds were first received in this option during June 2006)								
Value at beginning of period	$13.38	$11.29	$7.00	$11.93	$12.22	$10.71		
Value at end of period	$12.27	$13.38	$11.29	$7.00	$11.93	$12.22		
Number of accumulation units outstanding at end of period	3,259	17,980	14,517	14,899	26,596	11,422		
ARIEL FUND								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$12.88	$10.33	$6.38	$12.46	$12.80	$11.72	$11.35	
Value at end of period	$11.30	$12.88	$10.33	$6.38	$12.46	$12.80	$11.72	
Number of accumulation units outstanding at end of period	15,939	4,052	5,322	2,781	3,532	7,074	6,056	
CAPITAL WORLD GROWTH AND INCOME FUND^SM								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$13.69	$12.23						
Value at end of period	$12.54	$13.69						
Number of accumulation units outstanding at end of period	6,800	6,417						
DODGE & COX STOCK FUND								
(Funds were first received in this option during January 2011)								
Value at beginning of period	$11.75							
Value at end of period	$10.98							
Number of accumulation units outstanding at end of period	2,157							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
EATON VANCE LARGE-CAP VALUE FUND								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$13.30	$11.68						
Value at end of period	$12.59	$13.30						
Number of accumulation units outstanding at end of period	0	1,038						
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$17.32	$15.99	$11.60	$19.69	$16.72	$13.86	$11.55	$11.03
Value at end of period	$14.83	$17.32	$15.99	$11.60	$19.69	$16.72	$13.86	$11.55
Number of accumulation units outstanding at end of period	55,104	92,841	65,213	56,412	77,006	35,702	16,315	9,973
FIDELITY® VIP CONTRAFUND PORTFOLIO								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$15.03	$12.96	$9.65	$16.96	$14.58	$13.18	$11.39	$11.03
Value at end of period	$14.50	$15.03	$12.96	$9.65	$16.96	$14.58	$13.18	$11.39
Number of accumulation units outstanding at end of period	80,165	73,818	32,042	41,443	51,562	6,947	28,396	14,324
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$11.37	$9.98	$7.74	$13.65	$13.58	$11.42	$10.90	$10.60
Value at end of period	$11.36	$11.37	$9.98	$7.74	$13.65	$13.58	$11.42	$10.90
Number of accumulation units outstanding at end of period	10,292	1,589	1,391	1,382	1,235	0	10,183	8,594
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during August 2007)								
Value at beginning of period	$15.98	$12.57	$9.81	$14.77	$15.58			
Value at end of period	$15.25	$15.98	$12.57	$9.81	$14.77			
Number of accumulation units outstanding at end of period	1,989	5,915	10,650	8,894	9,348			
FRANKLIN SMALL-MID CAP GROWTH FUND								
(Funds were first received in this option during August 2005)								
Value at beginning of period	$14.56	$11.43	$8.05	$14.13	$12.76	$11.97	$11.41	
Value at end of period	$13.73	$14.56	$11.43	$8.05	$14.13	$12.76	$11.97	
Number of accumulation units outstanding at end of period	1,694	2,212	1,225	546	465	350	84	
FUNDAMENTAL INVESTORS[SM]								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$9.11	$8.07	$6.18					
Value at end of period	$8.85	$9.11	$8.07					
Number of accumulation units outstanding at end of period	6,488	3,847	3,568					
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$16.56	$13.27						
Value at end of period	$15.93	$16.56						
Number of accumulation units outstanding at end of period	152	232						
ING BALANCED PORTFOLIO								
(Funds were first received in this option during January 2006)								
Value at beginning of period	$11.97	$10.58	$8.95	$12.57	$12.01	$11.14		
Value at end of period	$11.70	$11.97	$10.58	$8.95	$12.57	$12.01		
Number of accumulation units outstanding at end of period	0	0	0	572	343	3,296		
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$15.46	$12.30	$9.16	$15.69	$14.89	$13.00	$11.72	
Value at end of period	$15.71	$15.46	$12.30	$9.16	$15.69	$14.89	$13.00	
Number of accumulation units outstanding at end of period	20,623	23,954	29,636	16,872	15,277	4,320	3,868	

	2011	2010	2009	2008	2007	2006	2005	2004
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during August 2007)								
Value at beginning of period	$12.27	$11.55	$9.69	$13.69	$12.98			
Value at end of period	$12.76	$12.27	$11.55	$9.69	$13.69			
Number of accumulation units outstanding at end of period	0	6	4,967	3,909	3,200			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$14.12	$12.01	$7.92	$13.27	$11.24	$10.57	$8.46	
Value at end of period	$12.55	$14.12	$12.01	$7.92	$13.27	$11.24	$10.57	
Number of accumulation units outstanding at end of period	9,514	296	0	0	0	953	332	
ING CLARION REAL ESTATE PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.55	$8.31	$6.16	$10.09	$10.41			
Value at end of period	$11.47	$10.55	$8.31	$6.16	$10.09			
Number of accumulation units outstanding at end of period	2,858	2,207	29,563	20,826	17,690			
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO								
(Funds were first received in this option during March 2009)								
Value at beginning of period	$10.44	$8.39	$5.64					
Value at end of period	$10.10	$10.44	$8.39					
Number of accumulation units outstanding at end of period	1,620	1,440	509					
ING DAVIS NEW YORK VENTURE PORTFOLIO								
(Funds were first received in this option during August 2007)								
Value at beginning of period	$11.07	$9.94	$7.60	$12.59	$12.44			
Value at end of period	$10.48	$11.07	$9.94	$7.60	$12.59			
Number of accumulation units outstanding at end of period	6,047	16,514	11,742	7,735	6,461			
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO								
(Funds were first received in this option during July 2007)								
Value at beginning of period	$15.94	$12.50	$9.05	$14.97	$14.46			
Value at end of period	$14.09	$15.94	$12.50	$9.05	$14.97			
Number of accumulation units outstanding at end of period	2,929	26,531	33,123	23,188	29,807			
ING GLOBAL BOND PORTFOLIO								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$12.03	$10.64						
Value at end of period	$12.37	$12.03						
Number of accumulation units outstanding at end of period	6,990	7,887						
ING GLOBAL REAL ESTATE FUND								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$15.95	$12.83						
Value at end of period	$14.96	$15.95						
Number of accumulation units outstanding at end of period	0	455						
ING GLOBAL RESOURCES PORTFOLIO								
(Funds were first received in this option during August 2011)								
Value at beginning of period	$12.86							
Value at end of period	$13.44							
Number of accumulation units outstanding at end of period	203							
ING GNMA INCOME FUND								
(Funds were first received in this option during June 2006)								
Value at beginning of period	$13.18	$12.49	$11.98	$11.28	$10.73	$10.29		
Value at end of period	$14.07	$13.18	$12.49	$11.98	$11.28	$10.73		
Number of accumulation units outstanding at end of period	11,734	31,703	22,070	24,276	20,890	11,093		

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$11.30	$10.02	$8.22	$13.23	$12.73	$11.22	$10.37	
Value at end of period	$11.17	$11.30	$10.02	$8.22	$13.23	$12.73	$11.22	
Number of accumulation units outstanding at end of period	5,297	5,140	2,970	18,231	19,190	17,467	8,603	
ING INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$13.65	$11.32	$8.68	$14.05	$13.46	$12.43	$11.30	$10.84
Value at end of period	$13.35	$13.65	$11.32	$8.68	$14.05	$13.46	$12.43	$11.30
Number of accumulation units outstanding at end of period	21,150	22,350	5,830	3,951	2,888	3,033	17,098	10,298
ING INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$12.93	$10.64	$8.61	$13.10	$14.12	$12.53	$12.28	
Value at end of period	$12.70	$12.93	$10.64	$8.61	$13.10	$14.12	$12.53	
Number of accumulation units outstanding at end of period	7,193	1,122	1,010	2,601	2,838	893	3,929	
ING INDEX SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.06	$10.67						
Value at end of period	$11.07	$11.06						
Number of accumulation units outstanding at end of period	39,735	34,164						
ING INDEX SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.53	$10.94						
Value at end of period	$11.26	$11.53						
Number of accumulation units outstanding at end of period	40,645	39,301						
ING INDEX SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.74	$11.08						
Value at end of period	$11.26	$11.74						
Number of accumulation units outstanding at end of period	26,404	20,705						
ING INDEX SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.95	$11.23						
Value at end of period	$11.36	$11.95						
Number of accumulation units outstanding at end of period	9,414	6,278						
ING INDEX SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$10.76	$10.28						
Value at end of period	$10.96	$10.76						
Number of accumulation units outstanding at end of period	337	235						
ING INTERMEDIATE BOND FUND								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$12.40	$11.38	$10.15	$11.36	$10.81	$10.48	$10.27	$10.24
Value at end of period	$13.28	$12.40	$11.38	$10.15	$11.36	$10.81	$10.48	$10.27
Number of accumulation units outstanding at end of period	11,812	13,001	1,248	26,992	29,735	1,365	4,710	5,865
ING INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$12.35	$11.36	$10.28	$11.35	$10.81	$10.49	$10.48	
Value at end of period	$13.15	$12.35	$11.36	$10.28	$11.35	$10.81	$10.49	
Number of accumulation units outstanding at end of period	30,430	31,707	39,309	5,901	2,211	0	6,523	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING INTERNATIONAL INDEX PORTFOLIO								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$8.03	$7.02						
Value at end of period	$6.99	$8.03						
Number of accumulation units outstanding at end of period	0	1,258						
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND								
(Funds were first received in this option during January 2006)								
Value at beginning of period	$17.04	$13.77	$9.53	$19.91	$18.19	$15.14		
Value at end of period	$13.94	$17.04	$13.77	$9.53	$19.91	$18.19		
Number of accumulation units outstanding at end of period	5,096	4,780	5,577	1,981	1,691	1,635		
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during March 2009)								
Value at beginning of period	$11.94	$10.44	$7.12					
Value at end of period	$11.62	$11.94	$10.44					
Number of accumulation units outstanding at end of period	73	49	22					
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$11.54	$9.93						
Value at end of period	$11.20	$11.54						
Number of accumulation units outstanding at end of period	10,285	8,551						
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$15.53	$13.00	$7.64	$15.79	$15.85			
Value at end of period	$12.60	$15.53	$13.00	$7.64	$15.79			
Number of accumulation units outstanding at end of period	0	1,838	1,718	1,544	1,382			
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$15.08	$12.34	$9.89	$14.86	$14.62	$12.62	$11.71	$11.23
Value at end of period	$15.25	$15.08	$12.34	$9.89	$14.86	$14.62	$12.62	$11.71
Number of accumulation units outstanding at end of period	8,209	7,854	13,638	5,481	4,772	0	1,857	2,000
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$13.22	$10.71						
Value at end of period	$12.95	$13.22						
Number of accumulation units outstanding at end of period	12,628	8,976						
ING LARGE CAP GROWTH PORTFOLIO								
(Funds were first received in this option during January 2011)								
Value at beginning of period	$10.32							
Value at end of period	$10.34							
Number of accumulation units outstanding at end of period	12,442							
ING LARGE CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$8.40	$7.11	$6.37	$9.20	$9.38			
Value at end of period	$8.61	$8.40	$7.11	$6.37	$9.20			
Number of accumulation units outstanding at end of period	35,455	30,152	27,513	11,475	10,501			
ING MARSICO GROWTH PORTFOLIO								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$12.16	$10.12						
Value at end of period	$11.87	$12.16						
Number of accumulation units outstanding at end of period	8,176	3,932						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$11.91	$11.46	$9.79	$12.71	$12.31	$11.08	$10.67	
Value at end of period	$12.60	$12.49	$11.46	$9.79	$12.71	$12.31	$11.08	
Number of accumulation units outstanding at end of period	904	0	0	2,448	2,447	32,544	25,825	
ING MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during August 2010)								
Value at beginning of period	$12.31	$9.92						
Value at end of period	$12.14	$12.31						
Number of accumulation units outstanding at end of period	36,016	31,985						
ING MONEY MARKET PORTFOLIO								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$10.91							
Value at end of period	$10.82							
Number of accumulation units outstanding at end of period	6							
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$13.61	$11.83	$8.55	$14.46	$13.69	$11.71	$9.99	
Value at end of period	$12.39	$13.61	$11.83	$8.55	$14.46	$13.69	$11.71	
Number of accumulation units outstanding at end of period	8,985	6,702	12,492	10,563	14,378	473	5,573	
ING PIMCO HIGH YIELD PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$14.01	$12.35	$8.33	$10.83	$10.80			
Value at end of period	$14.52	$14.01	$12.35	$8.33	$10.83			
Number of accumulation units outstanding at end of period	576	437	4,346	2,802	2,300			
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$13.89	$13.00	$11.62	$11.72	$10.78	$10.43	$10.28	$10.24
Value at end of period	$14.25	$13.89	$13.00	$11.62	$11.72	$10.78	$10.43	$10.28
Number of accumulation units outstanding at end of period	44,383	79,910	20,436	20,571	32,635	23,802	5,098	19
ING PIONEER FUND PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.41	$9.06	$7.35	$11.34	$11.54			
Value at end of period	$9.87	$10.41	$9.06	$7.35	$11.34			
Number of accumulation units outstanding at end of period	21,756	20,384	13,236	5,373	7,982			
ING PIONEER HIGH YIELD PORTFOLIO								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$15.24	$13.32						
Value at end of period	$14.99	$15.24						
Number of accumulation units outstanding at end of period	3,360	3,074						
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.79	$9.22	$7.42	$11.18	$11.33			
Value at end of period	$10.16	$10.79	$9.22	$7.42	$11.18			
Number of accumulation units outstanding at end of period	8,534	8,688	0	16,995	16,480			
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$10.74	$10.19						
Value at end of period	$10.13	$10.74						
Number of accumulation units outstanding at end of period	177	1,160						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING REAL ESTATE FUND								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$16.72	$13.21	$10.26	$15.92	$19.20	$14.20	$12.22	
Value at end of period	$18.16	$16.72	$13.21	$10.26	$15.92	$19.20	$14.20	
Number of accumulation units outstanding at end of period	11,140	3,737	0	3,464	2,530	6,706	5,100	
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$14.05	$12.02						
Value at end of period	$14.51	$14.05						
Number of accumulation units outstanding at end of period	0	612						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$9.10	$8.18	$6.95					
Value at end of period	$9.25	$9.10	$8.18					
Number of accumulation units outstanding at end of period	0	9,592	4,750					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$13.11	$11.42						
Value at end of period	$13.10	$13.11						
Number of accumulation units outstanding at end of period	0	568						
ING RUSSELL™ MID CAP INDEX PORTFOLIO								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$10.22	$7.93						
Value at end of period	$9.94	$10.22						
Number of accumulation units outstanding at end of period	0	480						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$10.95	$8.31						
Value at end of period	$10.43	$10.95						
Number of accumulation units outstanding at end of period	0	539						
ING SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during February 2006)								
Value at beginning of period	$15.88	$12.85	$10.14	$14.80	$14.07	$13.04		
Value at end of period	$15.39	$15.88	$12.85	$10.14	$14.80	$14.07		
Number of accumulation units outstanding at end of period	1,439	1,098	1,151	382	2,157	2,301		
ING SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.36	$10.80						
Value at end of period	$11.19	$11.36						
Number of accumulation units outstanding at end of period	60,355	125,741						
ING SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.82	$11.05						
Value at end of period	$11.37	$11.82						
Number of accumulation units outstanding at end of period	90,763	92,442						
ING SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.03	$11.21						
Value at end of period	$11.38	$12.03						
Number of accumulation units outstanding at end of period	50,148	69,397						

CFI 86

	2011	2010	2009	2008	2007	2006	2005	2004
ING SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.14	$11.26						
Value at end of period	$11.42	$12.14						
Number of accumulation units outstanding at end of period	69,530	67,961						
ING SOLUTION 2055 PORTFOLIO								
(Funds were first received in this option during August 2010)								
Value at beginning of period	$11.56	$9.83						
Value at end of period	$10.88	$11.56						
Number of accumulation units outstanding at end of period	300	17						
ING SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.00	$10.50						
Value at end of period	$10.96	$11.00						
Number of accumulation units outstanding at end of period	7,253	20,985						
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$11.98	$10.87	$9.30	$12.26	$11.68	$10.87	$10.41	
Value at end of period	$12.10	$11.98	$10.87	$9.30	$12.26	$11.68	$10.87	
Number of accumulation units outstanding at end of period	0	755	557	307	871	3,880	2,970	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$11.88	$10.59	$8.52	$13.44	$12.89	$11.48	$10.55	
Value at end of period	$11.44	$11.88	$10.59	$8.52	$13.44	$12.89	$11.48	
Number of accumulation units outstanding at end of period	72	1,752	940	810	3,791	1,962	1,482	
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$11.93	$10.73	$8.88	$12.88	$12.31	$11.16	$10.49	
Value at end of period	$11.77	$11.93	$10.73	$8.88	$12.88	$12.31	$11.16	
Number of accumulation units outstanding at end of period	2,043	3,800	2,194	1,474	2,071	12,744	9,853	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Funds were first received in this option during December 2006)								
Value at beginning of period	$13.93	$12.31	$9.31	$12.93	$12.48	$12.47		
Value at end of period	$14.22	$13.93	$12.31	$9.31	$12.93	$12.48		
Number of accumulation units outstanding at end of period	78,163	34,176	15,456	6,779	7,245	474		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during November 2005)								
Value at beginning of period	$14.15	$11.11	$7.66	$13.59	$12.11	$11.18	$10.86	
Value at end of period	$13.51	$14.15	11.11	$7.66	$13.59	$12.11	$11.18	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,260	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$12.63	$11.07	$8.92	$13.98	$13.84			
Value at end of period	$12.42	$12.63	$11.07	$8.92	$13.98			
Number of accumulation units outstanding at end of period	1,538	5,251	14,311	10,529	14,374			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$12.95	$10.84						
Value at end of period	$12.70	$12.95						
Number of accumulation units outstanding at end of period	9,754	8,719						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$14.24	$13.30	$10.10	$16.87	$17.15			
Value at end of period	$13.35	$14.24	$13.30	$10.10	$16.87			
Number of accumulation units outstanding at end of period	1,149	1,516	0	1,748	1,161			
ING U.S. BOND INDEX PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.28	$10.99						
Value at end of period	$11.99	$11.28						
Number of accumulation units outstanding at end of period	0	542						
INVESCO GLOBAL HEALTH CARE FUND								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$32.95	$31.75	$25.11	$35.35	$31.99	$30.93	$29.06	
Value at end of period	$34.05	$32.95	$31.75	$25.11	$35.35	$31.99	$30.93	
Number of accumulation units outstanding at end of period	0	6	0	0	0	390	303	
INVESCO MID CAP CORE EQUITY FUND								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$14.71	$13.17	$10.20	$14.18	$13.40			
Value at end of period	$13.68	$14.71	$13.17	$10.20	$14.18			
Number of accumulation units outstanding at end of period	3,033	4,036	1,837	0	189			
LORD ABBETT DEVELOPING GROWTH FUND, INC.								
(Funds were first received in this option during January 2011)								
Value at beginning of period	$14.95							
Value at end of period	$14.18							
Number of accumulation units outstanding at end of period	1,781							
LORD ABBETT MID-CAP VALUE FUND								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$13.42	$10.78	$8.58	$14.29	$14.33	$12.87	$11.46	
Value at end of period	$12.78	$13.42	$10.78	$8.58	$14.29	$14.33	$12.87	
Number of accumulation units outstanding at end of period	0	0	0	0	0	6,456	5,349	
LORD ABBETT SMALL-CAP VALUE FUND								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$19.11	$15.27	$11.86	$17.35	$15.84	$13.27	$11.08	
Value at end of period	$18.07	$19.11	$15.27	$11.86	$17.35	$15.84	$13.27	
Number of accumulation units outstanding at end of period	608	9,758	7,403	6,999	18,450	10,634	3,452	
MASSACHUSETTS INVESTORS GROWTH STOCK FUND								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$12.59	$11.13	$7.99	$12.79	$11.58	$10.87	$9.87	
Value at end of period	$12.65	$12.59	$11.13	$7.99	$12.79	$11.58	$10.87	
Number of accumulation units outstanding at end of period	0	0	0	0	0	14,017	11,626	
MUTUAL GLOBAL DISCOVERY FUND								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$17.05	$15.49	$12.91	$17.79	$16.16	$13.25	$11.61	
Value at end of period	$16.41	$17.05	$15.49	$12.91	$17.79	$16.16	$13.25	
Number of accumulation units outstanding at end of period	33,911	22,099	14,731	2,929	2,004	14,315	11,173	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$10.84	$8.66						
Value at end of period	$10.41	$10.84						
Number of accumulation units outstanding at end of period	17,150	7,355						

	2011	2010	2009	2008	2007	2006	2005	2004
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during March 2005)								
Value at beginning of period	$15.64	$14.02	$10.29	$16.72	$14.56	$12.27	$10.88	
Value at end of period	$14.31	$15.64	$14.02	$10.29	$16.72	$14.56	$12.27	
Number of accumulation units outstanding at end of period	17,810	28,100	17,758	27,128	24,370	16,517	23	
OPPENHEIMER CAPITAL APPRECIATION FUND								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$10.67	$9.86	$6.92	$12.91	$11.44	$10.73	$10.34	$10.03
Value at end of period	$10.41	$10.67	$9.86	$6.92	$12.91	$11.44	$10.73	$10.34
Number of accumulation units outstanding at end of period	0	503	306	798	4,482	609	386	282
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$35.15	$27.92	$15.49	$30.07	$22.66	$18.25	$13.03	$11.76
Value at end of period	$28.55	$35.15	$27.92	$15.49	$30.07	$22.66	$18.25	$13.03
Number of accumulation units outstanding at end of period	6,939	6,958	4,506	54	19	3,134	5,694	2,837
OPPENHEIMER GOLD & SPECIAL MINERALS FUND								
(Funds were first received in this option during July 2011)								
Value at beginning of period	$16.45							
Value at end of period	$12.88							
Number of accumulation units outstanding at end of period	331							
OPPENHEIMER INTERNATIONAL BOND FUND								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$10.76	$10.22						
Value at end of period	$10.64	$10.76						
Number of accumulation units outstanding at end of period	7,929	4,149						
PAX WORLD BALANCED FUND								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$12.67	$11.42	$9.49	$13.82	$12.74	$11.60	$11.10	$10.66
Value at end of period	$12.33	$12.67	$11.42	$9.49	$13.82	$12.74	$11.60	$11.10
Number of accumulation units outstanding at end of period	14,275	22	9,994	7,794	7,683	0	1,363	481
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during March 2009)								
Value at beginning of period	$13.05	$12.18	$11.02					
Value at end of period	$14.44	$13.05	$12.18					
Number of accumulation units outstanding at end of period	34,873	41,505	31,229					
PIONEER EMERGING MARKETS VCT PORTFOLIO								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$10.48	$8.61						
Value at end of period	$7.95	$10.48						
Number of accumulation units outstanding at end of period	0	1,339						
PIONEER HIGH YIELD FUND								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$14.43	$12.37	$7.70	$12.33	$11.63	$10.61	$10.45	$10.31
Value at end of period	$14.05	$14.43	$12.37	$7.70	$12.33	$11.63	$10.61	$10.45
Number of accumulation units outstanding at end of period	32,954	16,386	14,680	5,444	3,620	5,238	15,956	7,728
T. ROWE PRICE MID-CAP VALUE FUND								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$15.83	$13.75	$9.48	$14.64	$14.72	$12.38	$11.62	$11.17
Value at end of period	$14.89	$15.83	$13.75	$9.48	$14.64	$14.72	$12.38	$11.62
Number of accumulation units outstanding at end of period	561	22,427	24,615	21,607	23,027	16,918	6,271	7,492

	2011	2010	2009	2008	2007	2006	2005	2004
TEMPLETON FOREIGN FUND								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$14.82	$13.77	$9.28	$17.35	$14.93	$12.55	$11.44	$10.92
Value at end of period	$12.82	$14.82	$13.77	$9.28	$17.35	$14.93	$12.55	$11.44
Number of accumulation units outstanding at end of period	3,769	3,481	403	428	346	0	5,932	5,713
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$13.23	$11.89	$8.93	$14.79	$13.46	$12.24	$10.82	$10.56
Value at end of period	$12.47	$13.23	$11.89	$8.93	$14.79	$13.46	$12.24	$10.82
Number of accumulation units outstanding at end of period	112,368	164,583	106,755	97,590	110,591	89,548	38,221	9,748
THE INCOME FUND OF AMERICA®								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$13.30	$12.00	$9.73	$13.83	$13.47	$11.31	$11.05	$10.72
Value at end of period	$13.90	$13.30	$12.00	$9.73	$13.83	$13.47	$11.31	$11.05
Number of accumulation units outstanding at end of period	7,490	13,683	6,310	2,922	2,587	0	1,907	1,987
THORNBURG INTERNATIONAL VALUE FUND								
(Funds were first received in this option during January 2011)								
Value at beginning of period	$11.85							
Value at end of period	$10.28							
Number of accumulation units outstanding at end of period	3,243							
VANGUARD® DIVERSIFIED VALUE PORTFOLIO								
(Funds were first received in this option during November 2005)								
Value at beginning of period	$12.60	$11.67	$9.31	$14.76	$14.38	$12.25	$12.47	
Value at end of period	$12.93	$12.60	$11.67	$9.31	$14.76	$14.38	$12.25	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	5,110	
VANGUARD® EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during August 2007)								
Value at beginning of period	$12.66	$11.17	$9.69	$14.20	$14.27			
Value at end of period	$13.78	$12.66	$11.17	$9.69	$14.20			
Number of accumulation units outstanding at end of period	0	274	250	264	233			
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$14.00	$10.76	$7.82	$13.08	$12.76	$11.72	$11.29	
Value at end of period	$14.02	$14.00	$10.76	$7.82	$13.08	$12.76	$11.72	
Number of accumulation units outstanding at end of period	0	3,361	3,085	2,718	2,387	0	15	
WANGER USA								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$16.33	$12.50						
Value at end of period	$15.62	$16.33						
Number of accumulation units outstanding at end of period	0	163						
WASHINGTON MUTUAL INVESTORS FUND℠								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$11.59	$10.33	$8.77	$13.23	$12.85	$11.00	$10.73	$10.42
Value at end of period	$12.29	$11.59	$10.33	$8.77	$13.23	$12.85	$11.00	$10.73
Number of accumulation units outstanding at end of period	28,995	71,517	43,730	79,788	91,793	72,170	24,537	2,260
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$14.76	$12.14	$9.44	$13.95	$15.32	$12.73	$11.63	$10.97
Value at end of period	$14.31	$14.76	$12.14	$9.44	$13.95	$15.32	$12.73	$11.63
Number of accumulation units outstanding at end of period	8,345	383	120	134	4,639	0	2,659	3,008

Condensed Financial Information (continued)

TABLE 13
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.70%
(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006	2005	2004
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.								
(Funds were first received in this option during April 2008)								
Value at beginning of period	$10.57	$9.43	$7.87	$11.85				
Value at end of period	$11.06	$10.57	$9.43	$7.87				
Number of accumulation units outstanding at end of period	4,972	4,034	2,528	62				
ALLIANZ NFJ SMALL-CAP VALUE FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$17.96	$14.51	$11.81	$16.21	$15.41	$13.12	$12.00	$10.13
Value at end of period	$18.17	$17.96	$14.51	$11.81	$16.21	$15.41	$13.12	$12.00
Number of accumulation units outstanding at end of period	172	459	1,416	570	0	0	2,632	4,378
AMANA GROWTH FUND								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$14.11	$11.75						
Value at end of period	$13.72	$14.11						
Number of accumulation units outstanding at end of period	0	801						
AMANA INCOME FUND								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$13.37	$11.55						
Value at end of period	$13.50	$13.37						
Number of accumulation units outstanding at end of period	0	607						
AMERICAN BALANCED FUND®								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$12.43	$11.11	$9.27	$12.60	$11.95	$10.80	$10.57	$9.93
Value at end of period	$12.78	$12.43	$11.11	$9.27	$12.60	$11.95	$10.80	$10.57
Number of accumulation units outstanding at end of period	27,911	28,304	29,987	28,336	3	20,393	53,263	40,988
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$11.18	$10.86						
Value at end of period	$12.50	$11.18						
Number of accumulation units outstanding at end of period	0	4,167						
ARIEL APPRECIATION FUND								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$13.33	$11.26	$6.98	$11.91	$12.21	$11.12	$10.92	$9.92
Value at end of period	$12.22	$13.33	$11.26	$6.98	$11.91	$12.21	$11.12	$10.92
Number of accumulation units outstanding at end of period	12,729	11,001	12,928	9,780	0	18,088	10,216	7,989
ARIEL FUND								
(Funds were first received in this option during November 2005)								
Value at beginning of period	$12.83	$10.30	$6.37	$12.43	$12.78	$11.71	$12.04	
Value at end of period	$11.26	$12.83	$10.30	$6.37	$12.43	$12.78	$11.71	
Number of accumulation units outstanding at end of period	21,623	27,855	27,410	24,153	261	7,302	4,246	
BLACKROCK EQUITY DIVIDEND FUND								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$11.80	$10.12						
Value at end of period	$12.36	$11.80						
Number of accumulation units outstanding at end of period	20,378	15,479						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$15.75	$12.65						
Value at end of period	$15.53	$15.75						
Number of accumulation units outstanding at end of period	2,492	2,010						
CAPITAL WORLD GROWTH AND INCOME FUND℠								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$13.68	$11.88						
Value at end of period	$12.52	$13.68						
Number of accumulation units outstanding at end of period	6,860	4,176						
COLUMBIA℠ ACORN® FUND								
(Funds were first received in this option during February 2011)								
Value at beginning of period	$13.49							
Value at end of period	$12.47							
Number of accumulation units outstanding at end of period	2,644							
COLUMBIA DIVERSIFIED EQUITY INCOME FUND								
(Funds were first received in this option during January 2009)								
Value at beginning of period	$8.98	$7.80	$5.76					
Value at end of period	$8.43	$8.98	$7.80					
Number of accumulation units outstanding at end of period	0	7,627	2,090					
COLUMBIA MID CAP VALUE FUND								
(Funds were first received in this option during November 2008)								
Value at beginning of period	$9.73	$7.99	$6.09	$6.53				
Value at end of period	$9.23	$9.73	$7.99	$6.09				
Number of accumulation units outstanding at end of period	6,294	6,274	13,867	54				
DODGE & COX INTERNATIONAL STOCK FUND								
(Funds were first received in this option during June 2011)								
Value at beginning of period	$12.00							
Value at end of period	$9.81							
Number of accumulation units outstanding at end of period	41							
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$17.26	$15.94	$11.57	$19.66	$16.69	$13.84	$11.55	$10.02
Value at end of period	$14.77	$17.26	$15.94	$11.57	$19.66	$16.69	$13.84	$11.55
Number of accumulation units outstanding at end of period	53,034	69,479	69,889	70,565	16,168	37,354	22,318	14,504
FIDELITY® ADVISOR NEW INSIGHTS FUND								
(Funds were first received in this option during February 2011)								
Value at beginning of period	$12.58							
Value at end of period	$11.99							
Number of accumulation units outstanding at end of period	4,564							
FIDELITY® VIP CONTRAFUND PORTFOLIO								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$14.98	$12.92	$9.62	$16.93	$14.56	$13.17	$11.39	$9.97
Value at end of period	$14.44	$14.98	$12.92	$9.62	$16.93	$14.56	$13.17	$11.39
Number of accumulation units outstanding at end of period	55,949	60,538	79,465	49,359	27,835	36,984	3,773	75
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$11.33	$9.95	$7.73	$13.62	$13.86			
Value at end of period	$11.32	$11.33	$9.95	$7.73	$13.62			
Number of accumulation units outstanding at end of period	6,883	11,880	17,034	8,676	179			

CFI 92

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during March 2006)								
Value at beginning of period	$15.92	$12.53	$9.79	$14.75	$15.24	$14.10		
Value at end of period	$15.19	$15.92	$12.53	$9.79	$14.75	$15.24		
Number of accumulation units outstanding at end of period	18,361	20,132	18,203	15,805	1,497	1,093		
FRANKLIN SMALL-MID CAP GROWTH FUND								
(Funds were first received in this option during December 2004)								
Value at beginning of period	$14.51	$11.40	$8.03	$14.10	$12.74	$11.96	$10.91	$10.75
Value at end of period	$13.67	$14.51	$11.40	$8.03	$14.10	$12.74	$11.96	$10.91
Number of accumulation units outstanding at end of period	1,531	1	2,627	4,997	2,458	371	0	137
FUNDAMENTAL INVESTORS^{SM}								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$9.10	$8.06	$6.08					
Value at end of period	$8.84	$9.10	$8.06					
Number of accumulation units outstanding at end of period	4,191	5,284	6,503					
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$16.50	$13.62	$10.11	$13.86	$14.38	$13.52		
Value at end of period	$15.87	$16.50	$13.62	$10.11	$13.86	$14.38		
Number of accumulation units outstanding at end of period	3,276	2,684	14,416	7,526	5,158	4,376		
ING BALANCED PORTFOLIO								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$11.92	$10.55	$8.93	$12.54	$12.04			
Value at end of period	$11.66	$11.92	$10.55	$8.93	$12.54			
Number of accumulation units outstanding at end of period	0	0	0	27	12,528			
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during December 2004)								
Value at beginning of period	$15.41	$12.27	$9.14	$15.66	$14.87	$12.99	$12.18	$11.78
Value at end of period	$15.64	$15.41	$12.27	$9.14	$15.66	$14.87	$12.99	$12.18
Number of accumulation units outstanding at end of period	26,240	36,051	57,261	40,244	7,883	15,352	2,239	1,248
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during October 2006)								
Value at beginning of period	$12.23	$11.53	$9.68	$13.68	$12.70	$12.18		
Value at end of period	$12.71	$12.23	$11.53	$9.68	$13.68	$12.70		
Number of accumulation units outstanding at end of period	1,067	205	0	0	0	182		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during June 2005)								
Value at beginning of period	$14.07	$11.97	$7.90	$13.25	$11.23	$10.56	$9.09	
Value at end of period	$12.50	$14.07	$11.97	$7.90	$13.25	$11.23	$10.56	
Number of accumulation units outstanding at end of period	5,223	1,823	0	0	0	2,566	2,123	
ING CLARION REAL ESTATE PORTFOLIO								
(Funds were first received in this option during October 2006)								
Value at beginning of period	$10.53	$8.29	$6.15	$10.08	$12.34	$11.39		
Value at end of period	$11.43	$10.53	$8.29	$6.15	$10.08	$12.34		
Number of accumulation units outstanding at end of period	13,147	9,911	5,284	6,696	0	263		
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$10.42	$8.65						
Value at end of period	$10.07	$10.42						
Number of accumulation units outstanding at end of period	0	1,438						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING CORE EQUITY RESEARCH FUND								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$15.20	$13.60	$10.47					
Value at end of period	$15.03	$15.20	$13.60					
Number of accumulation units outstanding at end of period	0	0	562					
ING DAVIS NEW YORK VENTURE PORTFOLIO								
(Funds were first received in this option during August 2006)								
Value at beginning of period	$11.03	$9.91	$7.59	$12.57	$12.15	$11.12		
Value at end of period	$10.44	$11.03	$9.91	$7.59	$12.57	$12.15		
Number of accumulation units outstanding at end of period	1,589	600	4,873	0	0	4,484		
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO								
(Funds were first received in this option during November 2005)								
Value at beginning of period	$15.89	$12.47	$9.03	$14.95	$13.17	$11.86	$11.64	
Value at end of period	$14.05	$15.89	$12.47	$9.03	$14.95	$13.17	$11.86	
Number of accumulation units outstanding at end of period	21,565	23,421	45,077	36,406	13,050	5,471	975	
ING GLOBAL REAL ESTATE FUND								
(Funds were first received in this option during February 2011)								
Value at beginning of period	$16.31							
Value at end of period	$14.94							
Number of accumulation units outstanding at end of period	636							
ING GLOBAL RESOURCES PORTFOLIO								
(Funds were first received in this option during January 2010)								
Value at beginning of period	$14.90	$12.90						
Value at end of period	$13.43	$14.90						
Number of accumulation units outstanding at end of period	2,137	2,551						
ING GNMA INCOME FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$13.14	$12.46	$11.95	$11.26	$10.72	$10.35	$10.17	$9.85
Value at end of period	$14.02	$13.14	$12.46	$11.95	$11.26	$10.72	$10.35	$10.17
Number of accumulation units outstanding at end of period	95,997	88,514	91,262	82,302	0	1,148	7,970	16,825
ING INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during June 2005)								
Value at beginning of period	$11.26	$9.99	$8.20	$13.20	$12.71	$11.21	$10.72	
Value at end of period	$11.13	$11.26	$9.99	$8.20	$13.20	$12.71	$11.21	
Number of accumulation units outstanding at end of period	6,687	6,348	10,926	8,952	9,807	12,615	5,769	
ING INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during November 2005)								
Value at beginning of period	$13.61	$11.28	$8.66	$14.03	$13.44	$12.42	$12.45	
Value at end of period	$13.30	$13.61	$11.28	$8.66	$14.03	$13.44	$12.42	
Number of accumulation units outstanding at end of period	10,876	14,369	17,116	13,959	2,418	4,335	2,219	
ING INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during June 2005)								
Value at beginning of period	$12.89	$10.61	$8.59	$13.08	$14.10	$12.52	$11.74	
Value at end of period	$12.65	$12.89	$10.61	$8.59	$13.08	$14.10	$12.52	
Number of accumulation units outstanding at end of period	1,391	1,934	1,670	1,014	1,744	27,055	23,924	
ING INDEX SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$11.06	$10.20						
Value at end of period	$11.06	$11.06						
Number of accumulation units outstanding at end of period	2,855	2,182						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING INDEX SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.52	$10.94						
Value at end of period	$11.25	$11.52						
Number of accumulation units outstanding at end of period	82,394	47,984						
ING INDEX SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.73	$11.08						
Value at end of period	$11.25	$11.73						
Number of accumulation units outstanding at end of period	59,368	31,380						
ING INDEX SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.94	$11.23						
Value at end of period	$11.34	$11.94						
Number of accumulation units outstanding at end of period	43,502	23,092						
ING INDEX SOLUTION 2055 PORTFOLIO								
(Funds were first received in this option during February 2011)								
Value at beginning of period	$11.94							
Value at end of period	$10.95							
Number of accumulation units outstanding at end of period	2,791							
ING INDEX SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$10.76	$10.23						
Value at end of period	$10.95	$10.76						
Number of accumulation units outstanding at end of period	9,933	8,728						
ING INTERMEDIATE BOND FUND								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$12.36	$11.35	$10.13	$11.34	$10.80	$10.47	$10.26	$10.23
Value at end of period	$13.22	$12.36	$11.35	$10.13	$11.34	$10.80	$10.47	$10.26
Number of accumulation units outstanding at end of period	17,936	18,258	15,215	5,022	4,485	17,519	0	2,358
ING INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$12.31	$11.33	$10.26	$11.33	$10.80	$10.48	$10.27	$9.95
Value at end of period	$13.10	$12.31	$11.33	$10.26	$11.33	$10.80	$10.48	$10.27
Number of accumulation units outstanding at end of period	21,414	23,514	22,520	62,189	8,050	92,040	91,638	8,233
ING INTERNATIONAL INDEX PORTFOLIO								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$8.02	$7.01						
Value at end of period	$6.98	$8.02						
Number of accumulation units outstanding at end of period	1,990	1,959						
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$16.98	$13.73	$9.51	$16.83				
Value at end of period	$13.89	$16.98	$13.73	$9.51				
Number of accumulation units outstanding at end of period	312	355	5,948	4,521				
ING INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$13.28	$13.05	$10.33	$18.18	$16.14	$12.55	$11.20	
Value at end of period	$11.22	$13.28	$13.05	$10.33	$18.18	$16.14	$12.55	
Number of accumulation units outstanding at end of period	7,370	6,468	4,429	0	0	5,066	2,014	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during December 2004)								
Value at beginning of period	$11.90	$10.41	$8.16	$12.93	$13.32	$11.58	$11.27	$10.97
Value at end of period	$11.57	$11.90	$10.41	$8.16	$12.93	$13.32	$11.58	$11.27
Number of accumulation units outstanding at end of period	2,691	10,209	22,303	20,107	16,764	85,103	77,648	5,139
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$15.49	$12.98	$7.63	$13.08				
Value at end of period	$12.56	$15.49	$12.98	$7.63				
Number of accumulation units outstanding at end of period	718	4,647	11,383	8,095				
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during March 2006)								
Value at beginning of period	$15.02	$12.30	$9.86	$14.83	$14.59	$13.05		
Value at end of period	$15.19	$15.02	$12.30	$9.86	$14.83	$14.59		
Number of accumulation units outstanding at end of period	3,548	8,748	14,080	9,340	2,322	481		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO								
(Funds were first received in this option during February 2011)								
Value at beginning of period	$13.61							
Value at end of period	$12.94							
Number of accumulation units outstanding at end of period	497							
ING LARGE CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$8.38	$7.09	$6.36	$9.20	$9.37			
Value at end of period	$8.58	$8.38	$7.09	$6.36	$9.20			
Number of accumulation units outstanding at end of period	38,391	10,528	6,124	10,919	76			
ING LARGE CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2011)								
Value at beginning of period	$8.51							
Value at end of period	$8.56							
Number of accumulation units outstanding at end of period	3,388							
ING MARSICO GROWTH PORTFOLIO								
(Funds were first received in this option during October 2006)								
Value at beginning of period	$12.00	$10.20	$7.97	$13.47	$11.89	$11.27		
Value at end of period	$11.83	$12.13	$10.20	$7.97	$13.47	$11.89		
Number of accumulation units outstanding at end of period	1,082	0	0	0	0	79		
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$12.45	$11.57						
Value at end of period	$12.55	$12.45						
Number of accumulation units outstanding at end of period	257	112						
ING MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during August 2010)								
Value at beginning of period	$12.31	$9.92						
Value at end of period	$12.13	$12.31						
Number of accumulation units outstanding at end of period	3,387	18,511						
ING MONEY MARKET PORTFOLIO								
(Funds were first received in this option during November 2007)								
Value at beginning of period	$10.90	$11.01	$11.10	$10.95	$10.88			
Value at end of period	$10.77	$10.90	$11.01	$11.10	$10.95			
Number of accumulation units outstanding at end of period	1,393	4,139	2,594	6,640	21,834			

CFI 96

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$13.57	$11.80	$8.54	$14.44	$13.68	$11.70	$9.99	
Value at end of period	$12.35	$13.57	$11.80	$8.54	$14.44	$13.68	$11.70	
Number of accumulation units outstanding at end of period	14,243	10,477	42,753	23,960	17,786	37,600	23,035	
ING PIMCO HIGH YIELD PORTFOLIO								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$13.97	$12.33	$8.32	$10.37				
Value at end of period	$14.47	$13.97	$12.33	$8.32				
Number of accumulation units outstanding at end of period	0	780	9,052	7,270				
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$13.84	$12.96	$11.59	$11.69	$10.76	$10.42	$10.28	$9.82
Value at end of period	$14.19	$13.84	$12.96	$11.59	$11.69	$10.76	$10.42	$10.28
Number of accumulation units outstanding at end of period	42,505	50,156	58,741	22,598	14,312	38,339	14,979	11,973
ING PIONEER FUND PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$10.39	$9.04	$7.34	$10.58				
Value at end of period	$9.84	$10.39	$9.04	$7.34				
Number of accumulation units outstanding at end of period	226	773	10,489	8,557				
ING PIONEER FUND PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$10.35	$9.01	$7.50					
Value at end of period	$9.80	$10.35	$9.01					
Number of accumulation units outstanding at end of period	2,873	3,717	3,180					
ING PIONEER HIGH YIELD PORTFOLIO								
(Funds were first received in this option during October 2006)								
Value at beginning of period	$15.20	$12.89	$7.79	$11.14	$10.60	$10.25		
Value at end of period	$14.95	$15.20	$12.89	$7.79	$11.14	$10.60		
Number of accumulation units outstanding at end of period	11,374	7,779	964	4	0	194		
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$10.76	$9.20	$7.41	$10.48				
Value at end of period	$10.14	$10.76	$9.20	$7.41				
Number of accumulation units outstanding at end of period	4,786	4,364	3,224	515				
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.72	$9.16	$7.38	$11.12	$11.36			
Value at end of period	$10.10	$10.72	$9.16	$7.38	$11.12			
Number of accumulation units outstanding at end of period	0	0	5,209	0	114			
ING REAL ESTATE FUND								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$16.66	$13.17	$10.23	$15.89	$19.17	$14.19	$12.73	$10.76
Value at end of period	$18.09	$16.66	$13.17	$10.23	$15.89	$19.17	$14.19	$12.73
Number of accumulation units outstanding at end of period	225	183	8	6,290	1,323	4,998	1,075	70
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$14.04	$11.91						
Value at end of period	$14.49	$14.04						
Number of accumulation units outstanding at end of period	4,970	499						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$9.09	$8.18	$6.94					
Value at end of period	$9.23	$9.09	$8.18					
Number of accumulation units outstanding at end of period	8,797	7,790	2,446					
ING RUSSELL™ MID CAP INDEX PORTFOLIO								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$10.21	$7.87						
Value at end of period	$9.92	$10.21						
Number of accumulation units outstanding at end of period	2,592	1,161						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$10.94	$8.23						
Value at end of period	$10.41	$10.94						
Number of accumulation units outstanding at end of period	456	2,062						
ING SMALLCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during February 2011)								
Value at beginning of period	$17.26							
Value at end of period	$16.91							
Number of accumulation units outstanding at end of period	455							
ING SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during December 2008)								
Value at beginning of period	$15.83	$12.81	$10.12	$9.46				
Value at end of period	$15.33	$15.83	$12.81	$10.12				
Number of accumulation units outstanding at end of period	3,247	3,313	3,288	790				
ING SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.35	$10.80						
Value at end of period	$11.18	$11.35						
Number of accumulation units outstanding at end of period	96,050	101,897						
ING SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.82	$11.05						
Value at end of period	$11.36	$11.82						
Number of accumulation units outstanding at end of period	129,882	134,925						
ING SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.02	$11.21						
Value at end of period	$11.37	$12.02						
Number of accumulation units outstanding at end of period	60,721	63,271						
ING SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.14	$11.26						
Value at end of period	$11.41	$12.14						
Number of accumulation units outstanding at end of period	31,935	34,383						
ING SOLUTION 2055 PORTFOLIO								
(Funds were first received in this option during December 2010)								
Value at beginning of period	$11.55	$11.31						
Value at end of period	$10.87	$11.55						
Number of accumulation units outstanding at end of period	253	8						

	2011	2010	2009	2008	2007	2006	2005	2004
ING SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.00	$10.50						
Value at end of period	$10.95	$11.00						
Number of accumulation units outstanding at end of period	20,171	19,854						
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO								
(Funds were first received in this option during December 2004)								
Value at beginning of period	$11.94	$10.84	$9.27	$12.24	$11.67	$10.86	$10.54	$10.49
Value at end of period	$12.05	$11.94	$10.84	$9.27	$12.24	$11.67	$10.86	$10.54
Number of accumulation units outstanding at end of period	55,845	38,429	36,010	26	33	130,558	132,088	2
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$11.83	$10.56	$8.50	$13.41	$12.88	$11.47	$10.89	$9.88
Value at end of period	$11.39	$11.83	$10.56	$8.50	$13.41	$12.88	$11.47	$10.89
Number of accumulation units outstanding at end of period	90,214	57,450	45,694	805	315	15,014	6,766	550
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$11.89	$10.70	$8.86	$12.85	$12.29	$11.15	$10.74	$9.92
Value at end of period	$11.72	$11.89	$10.70	$8.86	$12.85	$12.29	$11.15	$10.74
Number of accumulation units outstanding at end of period	81,090	59,380	52,439	22,936	6,055	57,010	73,151	1,234
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Funds were first received in this option during November 2005)								
Value at beginning of period	$13.89	$12.28	$9.29	$12.92	$12.47	$10.97	$10.95	
Value at end of period	$14.18	$13.89	$12.28	$9.29	$12.92	$12.47	$10.97	
Number of accumulation units outstanding at end of period	136,057	39,439	45,970	30,306	7,410	15,682	2,358	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2006)								
Value at beginning of period	$12.59	$9.86	$6.78	$12.01	$10.67	$10.20		
Value at end of period	$12.03	$12.59	$9.86	$6.78	$12.01	$10.67		
Number of accumulation units outstanding at end of period	768	54	0	597	2,646	6		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during June 2005)								
Value at beginning of period	$14.10	$11.08	$7.64	$13.57	$12.09	$11.17	$10.11	
Value at end of period	$13.45	$14.10	$11.08	$7.64	$13.57	$12.09	$11.17	
Number of accumulation units outstanding at end of period	114	114	0	0	0	10,118	7,294	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during November 2005)								
Value at beginning of period	$12.58	$11.03	$8.90	$13.95	$13.65	$11.55	$11.67	
Value at end of period	$12.37	$12.58	$11.03	$8.90	$13.95	$13.65	$11.55	
Number of accumulation units outstanding at end of period	24,612	22,167	27,795	8,587	0	15,001	9,727	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during December 2004)								
Value at beginning of period	$12.91	$11.15	$7.87	$13.75	$12.64	$11.26	$10.70	$10.36
Value at end of period	$12.65	$12.91	$11.15	$7.87	$13.75	$12.64	$11.26	$10.70
Number of accumulation units outstanding at end of period	6,898	2,196	32,005	10,112	0	17,967	12,293	1,200
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO								
(Funds were first received in this option during January 2009)								
Value at beginning of period	$14.16	$12.54	$8.53					
Value at end of period	$12.31	$14.16	$12.54					
Number of accumulation units outstanding at end of period	2,424	1,016	3,989					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during September 2009)								
Value at beginning of period	$14.21	$13.27	$12.79					
Value at end of period	$13.31	$14.21	$13.27					
Number of accumulation units outstanding at end of period	11,241	8,174	5,836					
ING U.S. BOND INDEX PORTFOLIO								
(Funds were first received in this option during November 2009)								
Value at beginning of period	$11.27	$10.71	$10.75					
Value at end of period	$11.96	$11.27	$10.71					
Number of accumulation units outstanding at end of period	5,287	4,904	2,916					
INVESCO GLOBAL HEALTH CARE FUND								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$34.31	$31.67	$25.07	$35.30	$31.96	$30.92	$29.06	
Value at end of period	$33.94	$32.86	$31.67	$25.07	$35.30	$31.96	$30.92	
Number of accumulation units outstanding at end of period	149	0	0	0	0	1,060	866	
INVESCO MID CAP CORE EQUITY FUND								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$14.65	$13.14	$10.18	$14.15	$12.98	$12.36		
Value at end of period	$13.62	$14.65	$13.14	$10.18	$14.15	$12.98		
Number of accumulation units outstanding at end of period	2,024	1,784	3,563	18	0	668		
LORD ABBETT CORE FIXED INCOME FUND								
(Funds were first received in this option during February 2011)								
Value at beginning of period	$9.88							
Value at end of period	$10.61							
Number of accumulation units outstanding at end of period	176							
LORD ABBETT DEVELOPING GROWTH FUND, INC.								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$14.53	$11.31						
Value at end of period	$14.16	$14.53						
Number of accumulation units outstanding at end of period	67	53						
LORD ABBETT MID-CAP VALUE FUND								
(Funds were first received in this option during June 2005)								
Value at beginning of period	$13.37	$10.75	$8.56	$14.26	$14.31	$12.85	$11.96	
Value at end of period	$12.73	$13.37	$10.75	$8.56	$14.26	$14.31	$12.85	
Number of accumulation units outstanding at end of period	20,653	11,713	16,995	3,775	0	3,868	1,952	
LORD ABBETT SMALL-CAP VALUE FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$19.04	$15.22	$11.83	$17.31	$15.82	$13.26	$11.81	$10.05
Value at end of period	$18.00	$19.04	$15.22	$11.83	$17.31	$15.82	$13.26	$11.81
Number of accumulation units outstanding at end of period	3,338	55	0	2,955	0	10,316	4,597	3,190
MASSACHUSETTS INVESTORS GROWTH STOCK FUND								
(Funds were first received in this option during November 2009)								
Value at beginning of period	$12.55	$11.10	$10.63					
Value at end of period	$12.60	$12.55	$11.10					
Number of accumulation units outstanding at end of period	1,114	1,178	871					
MUTUAL GLOBAL DISCOVERY FUND								
(Funds were first received in this option during October 2006)								
Value at beginning of period	$16.99	$15.44	$12.88	$17.75	$16.14	$14.88		
Value at end of period	$16.34	$16.99	$15.44	$12.88	$17.75	$16.14		
Number of accumulation units outstanding at end of period	9,869	7,549	12,207	11,046	75	175		

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$10.82	$8.92	$6.91	$10.27				
Value at end of period	$10.38	$10.82	$8.92	$6.91				
Number of accumulation units outstanding at end of period	26,073	31,454	33,871	35,500				
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$15.59	$13.97	$10.27	$16.69	$14.54	$12.26	$11.13	$9.90
Value at end of period	$14.25	$15.59	$13.97	$10.27	$16.69	$14.54	$12.26	$11.13
Number of accumulation units outstanding at end of period	15,515	12,167	22,293	12,105	2,041	6	11,763	12,454
OPPENHEIMER CAPITAL APPRECIATION FUND								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$10.63	$9.83	$6.91	$12.88	$11.43	$10.72	$10.33	$9.69
Value at end of period	$10.37	$10.63	$9.83	$6.91	$12.88	$11.43	$10.72	$10.33
Number of accumulation units outstanding at end of period	29,376	23,823	19,014	0	0	2,902	0	128
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during November 2005)								
Value at beginning of period	$35.03	$27.84	$15.46	$30.01	$22.62	$18.23	$16.87	
Value at end of period	$28.44	$35.03	$27.84	$15.46	$30.01	$22.62	$18.23	
Number of accumulation units outstanding at end of period	10,571	3,498	0	4,926	0	1,773	737	
OPPENHEIMER GLOBAL SECURITIES FUND/VA								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$14.84	$12.93	$9.36	$13.49				
Value at end of period	$13.46	$14.84	$12.93	$9.36				
Number of accumulation units outstanding at end of period	0	0	81	40				
PAX WORLD BALANCED FUND								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$12.63	$11.39	$9.47	$13.79	$12.72	$11.59	$11.10	$11.00
Value at end of period	$12.29	$12.63	$11.39	$9.47	$13.79	$12.72	$11.59	$11.10
Number of accumulation units outstanding at end of period	1,391	5,446	0	473	44	14,447	1,797	218
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during November 2008)								
Value at beginning of period	$13.02	$12.15	$10.37	$10.26				
Value at end of period	$14.40	$13.02	$12.15	$10.37				
Number of accumulation units outstanding at end of period	7,084	5,055	14,834	167				
PIONEER EMERGING MARKETS VCT PORTFOLIO								
(Funds were first received in this option during November 2008)								
Value at beginning of period	$10.46	$9.12	$5.28	$5.37				
Value at end of period	$7.93	$10.46	$9.12	$5.28				
Number of accumulation units outstanding at end of period	170	1,300	1,658	19				
PIONEER HIGH YIELD FUND								
(Funds were first received in this option during November 2005)								
Value at beginning of period	$14.38	$12.34	$7.68	$12.30	$11.61	$10.60	$10.54	
Value at end of period	$14.00	$14.38	$12.34	$7.68	$12.30	$11.61	$10.60	
Number of accumulation units outstanding at end of period	9,681	8,815	17,503	19,748	5,404	15,382	1,647	
T. ROWE PRICE MID-CAP VALUE FUND								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$15.77	$13.71	$9.45	$14.62	$14.70	$12.37	$11.62	$10.18
Value at end of period	$14.83	$15.77	$13.71	$9.45	$14.62	$14.70	$12.37	$11.62
Number of accumulation units outstanding at end of period	0	0	0	231	0	1,707	13,005	15,695

CFI 101

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
TEMPLETON FOREIGN FUND								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$16.22							
Value at end of period	$12.77							
Number of accumulation units outstanding at end of period	47							
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$13.18	$11.86	$8.90	$14.76	$13.44	$12.23	$10.82	$10.00
Value at end of period	$12.42	$13.18	$11.86	$8.90	$14.76	$13.44	$12.23	$10.82
Number of accumulation units outstanding at end of period	105,483	105,830	104,300	88,105	11,255	42,716	45,921	37,891
THE INCOME FUND OF AMERICA®								
(Funds were first received in this option during March 2006)								
Value at beginning of period	$13.25	$11.96	$9.71	$13.81	$13.45	$11.69		
Value at end of period	$13.85	$13.25	$11.96	$9.71	$13.81	$13.45		
Number of accumulation units outstanding at end of period	10,676	10,360	21,889	26,112	123	9,493		
VANGUARD® EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$12.61	$11.14	$9.67	$13.07				
Value at end of period	$13.73	$12.61	$11.14	$9.67				
Number of accumulation units outstanding at end of period	11,853	9,561	3,394	3,616				
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$13.96	$10.73	$7.80	$11.47				
Value at end of period	$13.96	$13.96	$10.73	$7.80				
Number of accumulation units outstanding at end of period	342	251	0	72				
WANGER INTERNATIONAL								
(Funds were first received in this option during November 2008)								
Value at beginning of period	$10.41	$8.41	$5.66	$5.75				
Value at end of period	$8.80	$10.41	$8.41	$5.66				
Number of accumulation units outstanding at end of period	0	0	1,629	83				
WANGER SELECT								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$13.40	$10.44						
Value at end of period	$10.93	$13.40						
Number of accumulation units outstanding at end of period	8,416	6,723						
WASHINGTON MUTUAL INVESTORS FUND^SM								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$11.55	$10.30	$8.74	$13.21	$12.84	$10.99	$10.73	$9.95
Value at end of period	$12.24	$11.55	$10.30	$8.74	$13.21	$12.84	$10.99	$10.73
Number of accumulation units outstanding at end of period	39,507	39,786	62,877	64,539	16,394	17,709	34,428	30,562
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$14.70	$12.11	$9.41	$13.92	$15.30	$12.72	$11.63	$11.41
Value at end of period	$14.25	$14.70	$12.11	$9.41	$13.92	$15.30	$12.72	$11.63
Number of accumulation units outstanding at end of period	0	0	0	0	0	4,687	0	3,046

CFI 102

Condensed Financial Information (continued)

TABLE 14
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.75%
(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006	2005	2004
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.								
(Funds were first received in this option during September 2007)								
Value at beginning of period	$10.53	$9.40	$7.85	$13.37	$13.76			
Value at end of period	$11.02	$10.53	$9.40	$7.85	$13.37			
Number of accumulation units outstanding at end of period	0	0	0	0	2,438			
AMANA INCOME FUND								
(Funds were first received in this option during December 2011)								
Value at beginning of period	$13.32							
Value at end of period	$13.49							
Number of accumulation units outstanding at end of period	977							
AMERICAN BALANCED FUND®								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$12.39	$11.08	$9.25	$12.58	$11.93	$10.79	$10.73	
Value at end of period	$12.73	$12.39	$11.08	$9.25	$12.58	$11.93	$10.79	
Number of accumulation units outstanding at end of period	3,436	2,053	42,031	29,722	2,744	177	89	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND								
(Funds were first received in this option during September 2010)								
Value at beginning of period	$11.17	$11.19						
Value at end of period	$12.48	$11.17						
Number of accumulation units outstanding at end of period	0	1,202						
ARIEL APPRECIATION FUND								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$13.28	$11.23	$7.16					
Value at end of period	$12.17	$13.28	$11.23					
Number of accumulation units outstanding at end of period	0	0	404					
ARIEL FUND								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$12.79	$10.26	$6.33					
Value at end of period	$11.21	$12.79	$10.26					
Number of accumulation units outstanding at end of period	0	0	301					
ARTISAN INTERNATIONAL FUND								
(Funds were first received in this option during December 2011)								
Value at beginning of period	$12.80							
Value at end of period	$12.80							
Number of accumulation units outstanding at end of period	54							
CAPITAL WORLD GROWTH AND INCOME FUNDSM								
(Funds were first received in this option during December 2011)								
Value at beginning of period	$12.51							
Value at end of period	$12.51							
Number of accumulation units outstanding at end of period	286							
COLUMBIASM ACORN® FUND								
(Funds were first received in this option during September 2010)								
Value at beginning of period	$13.23	$11.48						
Value at end of period	$12.46	$13.23						
Number of accumulation units outstanding at end of period	0	422						

CFI 103

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
EATON VANCE LARGE-CAP VALUE FUND								
(Funds were first received in this option during December 2011)								
Value at beginning of period	$12.56							
Value at end of period	$12.56							
Number of accumulation units outstanding at end of period	294							
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during May 2007)								
Value at beginning of period	$17.21	$15.89	$11.54	$19.62	$18.16			
Value at end of period	$14.71	$17.21	$15.89	$11.54	$19.62			
Number of accumulation units outstanding at end of period	386	1,039	753	29,008	23,614			
FIDELITY® ADVISOR NEW INSIGHTS FUND								
(Funds were first received in this option during September 2010)								
Value at beginning of period	$12.21	$11.09						
Value at end of period	$11.98	$12.21						
Number of accumulation units outstanding at end of period	0	1,764						
FIDELITY® VIP CONTRAFUND PORTFOLIO								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$14.93	$12.88	$9.60	$16.89	$14.53	$13.16	$11.06	
Value at end of period	$14.38	$14.93	$12.88	$9.60	$16.89	$14.53	$13.16	
Number of accumulation units outstanding at end of period	17,400	534	34,984	59,626	43,926	8,780	2,698	
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during April 2008)								
Value at beginning of period	$11.29	$9.92	$7.71	$13.07				
Value at end of period	$11.27	$11.29	$9.92	$7.71				
Number of accumulation units outstanding at end of period	0	0	1,400	991				
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$16.81	$12.49	$9.76	$14.72	$15.22	$13.14	$11.85	
Value at end of period	$15.13	$15.87	$12.49	$9.76	$14.72	$15.22	$13.14	
Number of accumulation units outstanding at end of period	1,982	0	12,391	8,951	2,544	2,204	834	
FRANKLIN SMALL-MID CAP GROWTH FUND								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$13.62	$11.36	$8.43					
Value at end of period	$13.62	$14.46	$11.36					
Number of accumulation units outstanding at end of period	2,558	0	447					
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$16.45	$13.58	$10.08	$12.90				
Value at end of period	$15.81	$16.45	$13.58	$10.08				
Number of accumulation units outstanding at end of period	4,738	684	73	31				
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during May 2007)								
Value at beginning of period	$15.36	$12.23	$9.12	$15.63	$15.63			
Value at end of period	$15.58	$15.36	$12.23	$9.12	$15.63			
Number of accumulation units outstanding at end of period	2,015	57	181	2,248	11,838			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$12.20	$11.04						
Value at end of period	$12.67	$12.20						
Number of accumulation units outstanding at end of period	1,177	923						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$14.02	$11.58						
Value at end of period	$12.45	$14.02						
Number of accumulation units outstanding at end of period	1,035	872						
ING CLARION REAL ESTATE PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.50	$8.28	$6.14	$10.07	$10.39			
Value at end of period	$11.40	$10.50	$8.28	$6.14	$10.07			
Number of accumulation units outstanding at end of period	2,831	2,977	0	21	7			
ING DAVIS NEW YORK VENTURE PORTFOLIO								
(Funds were first received in this option during April 2008)								
Value at beginning of period	$10.99	$9.89	$7.57	$12.19				
Value at end of period	$10.40	$10.99	$9.89	$7.57				
Number of accumulation units outstanding at end of period	0	0	0	4,072				
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO								
(Funds were first received in this option during May 2007)								
Value at beginning of period	$15.85	$12.45	$9.01	$14.93	$14.35			
Value at end of period	$14.00	$15.85	$12.45	$9.01	$14.93			
Number of accumulation units outstanding at end of period	3,543	991	100	4,732	300			
ING GLOBAL BOND PORTFOLIO								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$11.98	$10.45	$8.55					
Value at end of period	$12.31	$11.98	$10.45					
Number of accumulation units outstanding at end of period	10,977	0	1,604					
ING GLOBAL RESOURCES PORTFOLIO								
(Funds were first received in this option during December 2011)								
Value at beginning of period	$13.23							
Value at end of period	$13.41							
Number of accumulation units outstanding at end of period	3,779							
ING GNMA INCOME FUND								
(Funds were first received in this option during September 2007)								
Value at beginning of period	$13.09	$12.42	$11.92	$11.24	$10.95			
Value at end of period	$13.96	$13.09	$12.42	$11.92	$11.24			
Number of accumulation units outstanding at end of period	0	0	0	0	7,327			
ING INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$11.82	$9.96	$8.18	$13.17	$12.69	$11.20	$10.75	$9.80
Value at end of period	$11.08	$11.22	$9.96	$8.18	$13.17	$12.69	$11.20	$10.75
Number of accumulation units outstanding at end of period	1,317	0	5,062	41,516	41,288	1,414	444	2,261
ING INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$13.56	$11.25	$8.64	$14.00	$13.42	$12.41	$11.29	$9.99
Value at end of period	$13.25	$13.56	$11.25	$8.64	$14.00	$13.42	$12.41	$11.29
Number of accumulation units outstanding at end of period	857	551	15,552	10,436	1,506	459	292	654
ING INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$12.84	$10.58	$8.57	$13.05	$14.08	$12.51	$11.76	$10.27
Value at end of period	$12.60	$12.84	$10.58	$8.57	$13.05	$14.08	$12.51	$11.76
Number of accumulation units outstanding at end of period	121	0	5,011	1,834	1,303	186	0	2,376

CFI 105

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING INTERMEDIATE BOND FUND								
(Funds were first received in this option during September 2007)								
Value at beginning of period	$12.32	$11.31	$10.11	$11.31	$11.10			
Value at end of period	$13.17	$12.32	$11.31	$10.11	$11.31			
Number of accumulation units outstanding at end of period	1,336	550	8,540	5,072	4,979			
ING INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$12.27	$11.29	$10.23	$11.31	$10.78	$10.47	$10.24	
Value at end of period	$13.05	$12.27	$11.29	$10.23	$11.31	$10.78	$10.47	
Number of accumulation units outstanding at end of period	243	0	18	980	4,390	2,271	808	
ING INTERNATIONAL CAPITAL APPRECIATION FUND								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$14.24	$13.03						
Value at end of period	$11.54	$14.24						
Number of accumulation units outstanding at end of period	0	606						
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND								
(Funds were first received in this option during May 2007)								
Value at beginning of period	$16.92	$13.69	$9.48	$19.83	$21.71			
Value at end of period	$13.83	$16.92	$13.69	$9.48	$19.83			
Number of accumulation units outstanding at end of period	0	0	0	8,318	10,933			
ING INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$13.23	$13.01	$10.31	$18.14	$16.11	$12.54	$11.34	
Value at end of period	$11.17	$13.23	$13.01	$10.31	$18.14	$16.11	$12.54	
Number of accumulation units outstanding at end of period	0	0	0	14	721	581	232	
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$11.86	$10.38	$8.14	$12.90	$13.30	$11.57	$11.05	
Value at end of period	$11.52	$11.86	$10.38	$8.14	$12.90	$13.30	$11.57	
Number of accumulation units outstanding at end of period	0	0	0	0	4,142	3,630	1,277	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$15.45	$12.96	$7.62	$15.76	$15.82			
Value at end of period	$12.52	$15.45	$12.96	$7.62	$15.76			
Number of accumulation units outstanding at end of period	0	0	0	2,145	2,191			
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during May 2007)								
Value at beginning of period	$14.97	$12.27	$9.84	$14.80	$15.78			
Value at end of period	$15.13	$14.97	$12.27	$9.84	$14.80			
Number of accumulation units outstanding at end of period	263	0	0	16,875	16,099			
ING LARGE CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$8.36	$7.08	$6.35	$9.19	$9.36			
Value at end of period	$8.56	$8.36	$7.08	$6.35	$9.19			
Number of accumulation units outstanding at end of period	3,101	0	0	0	22			
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$12.41	$11.39	$9.48					
Value at end of period	$12.50	$12.41	$11.39					
Number of accumulation units outstanding at end of period	6	101	700					

CFI 106

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$13.53	$11.77	$8.52	$14.42	$13.67	$11.70	$9.74	
Value at end of period	$12.31	$13.53	$11.77	$8.52	$14.42	$13.67	$11.70	
Number of accumulation units outstanding at end of period	314	1,798	1,333	0	5,101	4,464	1,232	
ING PIMCO HIGH YIELD PORTFOLIO								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$13.94	$12.65						
Value at end of period	$14.43	$13.94						
Number of accumulation units outstanding at end of period	1,942	470						
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$13.79	$12.92	$11.56	$11.67	$10.75	$10.41	$10.28	$10.19
Value at end of period	$14.14	$13.79	$12.92	$11.56	$11.67	$10.75	$10.41	$10.28
Number of accumulation units outstanding at end of period	4,067	3,350	0	11,862	3,814	1,187	1,138	1,268
ING PIONEER FUND PORTFOLIO (CLASS S)								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$10.81							
Value at end of period	$9.78							
Number of accumulation units outstanding at end of period	2,041							
ING PIONEER HIGH YIELD PORTFOLIO								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$15.17	$12.87	$8.60					
Value at end of period	$14.91	$15.17	$12.87					
Number of accumulation units outstanding at end of period	0	0	86					
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.74	$9.18	$7.40	$11.16	$11.31			
Value at end of period	$10.11	$10.74	$9.18	$7.40	$11.16			
Number of accumulation units outstanding at end of period	0	0	0	22,741	21,764			
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$10.69	$9.14	$7.37	$10.07				
Value at end of period	$10.07	$10.69	$9.14	$7.37				
Number of accumulation units outstanding at end of period	1,308	133	137	3,364				
ING REAL ESTATE FUND								
(Funds were first received in this option during May 2007)								
Value at beginning of period	$16.61	$13.13	$10.21	$15.86	$18.30			
Value at end of period	$18.02	$16.61	$13.13	$10.21	$15.86			
Number of accumulation units outstanding at end of period	0	0	10,649	2,221	2,289			
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$9.79							
Value at end of period	$9.22							
Number of accumulation units outstanding at end of period	54							
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO								
(Funds were first received in this option during September 2010)								
Value at beginning of period	$10.92	$9.35						
Value at end of period	$10.39	$10.92						
Number of accumulation units outstanding at end of period	0	1,594						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$15.77	$12.78	$10.09	$14.75	$14.03	$12.10	$11.71	
Value at end of period	$15.27	$15.77	$12.78	$10.09	$14.75	$14.03	$12.10	
Number of accumulation units outstanding at end of period	6,472	106	74	31	0	5	9	
ING SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.35	$10.80						
Value at end of period	$11.17	$11.35						
Number of accumulation units outstanding at end of period	58,975	3,610						
ING SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.81	$11.05						
Value at end of period	$11.35	$11.81						
Number of accumulation units outstanding at end of period	41,308	15,565						
ING SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.01	$11.21						
Value at end of period	$11.35	$12.01						
Number of accumulation units outstanding at end of period	34,710	9,357						
ING SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.13	$11.26						
Value at end of period	$11.39	$12.13						
Number of accumulation units outstanding at end of period	38,180	14,641						
ING SOLUTION 2055 PORTFOLIO								
(Funds were first received in this option during August 2011)								
Value at beginning of period	$10.85							
Value at end of period	$10.86							
Number of accumulation units outstanding at end of period	1,048							
ING SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$11.25							
Value at end of period	$10.94							
Number of accumulation units outstanding at end of period	2,872							
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO								
(Funds were first received in this option during September 2007)								
Value at beginning of period	$11.90	$10.81	$9.25	$12.21	$12.17			
Value at end of period	$12.00	$11.90	$10.81	$9.25	$12.21			
Number of accumulation units outstanding at end of period	0	4,825	0	0	586			
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during September 2007)								
Value at beginning of period	$11.79	$10.53	$8.48	$13.38	$13.60			
Value at end of period	$11.35	$11.79	$10.53	$8.48	$13.38			
Number of accumulation units outstanding at end of period	379	1,058	0	0	191			
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO								
(Funds were first received in this option during September 2007)								
Value at beginning of period	$11.85	$10.67	$8.84	$12.83	$12.93			
Value at end of period	$11.67	$11.85	$10.67	$8.84	$12.83			
Number of accumulation units outstanding at end of period	295	3,232	0	0	12,161			

CFI 108

	2011	2010	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Funds were first received in this option during May 2007)								
Value at beginning of period	$13.85	$12.25	$9.27	$12.90	$13.33			
Value at end of period	$14.13	$13.85	$12.25	$9.27	$12.90			
Number of accumulation units outstanding at end of period	8,049	4,127	0	2,501	2,286			
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$12.54	$11.00	$8.88	$12.65				
Value at end of period	$12.32	$12.54	$11.00	$8.88				
Number of accumulation units outstanding at end of period	764	726	163	62				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$12.86	$11.12	$7.85	$13.73	$12.62	$11.25	$10.47	
Value at end of period	$12.60	$12.86	$11.12	$7.85	$13.73	$12.62	$11.25	
Number of accumulation units outstanding at end of period	5,221	191	0	0	2,006	1,778	1,035	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$11.11							
Value at end of period	$9.29							
Number of accumulation units outstanding at end of period	1,769							
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$14.18	$13.25	$10.08	$16.85	$17.12			
Value at end of period	$13.27	$14.18	$13.25	$10.08	$16.85			
Number of accumulation units outstanding at end of period	0	0	0	22,722	23,406			
LORD ABBETT MID-CAP VALUE FUND								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$13.32	$10.71	$8.54	$14.23	$14.29	$12.84	$11.61	
Value at end of period	$12.68	$13.32	$10.71	$8.54	$14.23	$14.29	$12.84	
Number of accumulation units outstanding at end of period	79	0	11,496	5,655	4,275	3,787	1,266	
MUTUAL GLOBAL DISCOVERY FUND								
(Funds were first received in this option during April 2008)								
Value at beginning of period	$16.94	$15.40	$12.85	$16.86				
Value at end of period	$16.28	$16.94	$15.40	$12.85				
Number of accumulation units outstanding at end of period	2,486	0	0	2,706				
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$10.79	$8.90	$6.90	$10.37				
Value at end of period	$10.35	$10.79	$8.90	$6.90				
Number of accumulation units outstanding at end of period	887	186	404	241				
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$15.54	$13.93	$10.24	$15.06				
Value at end of period	$14.20	$15.54	$13.93	$10.24				
Number of accumulation units outstanding at end of period	0	238	161	90				
OPPENHEIMER CAPITAL APPRECIATION FUND								
(Funds were first received in this option during September 2007)								
Value at beginning of period	$10.59	$9.80	$6.89	$12.86	$13.27			
Value at end of period	$10.33	$10.59	$9.80	$6.89	$12.86			
Number of accumulation units outstanding at end of period	0	0	273	0	17,658			

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during September 2007)								
Value at beginning of period	$34.91	$27.76	15.42	$29.95	$28.92			
Value at end of period	$28.32	$34.91	$27.76	$15.42	$29.95			
Number of accumulation units outstanding at end of period	6,115	778	0	0	6,638			
PAX WORLD BALANCED FUND								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$12.58	$11.35	$9.45	$13.77	$12.70	$11.58	$10.86	
Value at end of period	$12.24	$12.58	$11.35	$9.45	$13.77	$12.70	$11.58	
Number of accumulation units outstanding at end of period	8,428	0	3,195	1,481	9,557	8,660	948	
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during April 2008)								
Value at beginning of period	$12.99	$12.13	$10.35	$11.48				
Value at end of period	$14.36	$12.99	$12.13	$10.35				
Number of accumulation units outstanding at end of period	262	0	0	5,546				
PIONEER EMERGING MARKETS VCT PORTFOLIO								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$10.44	$8.28						
Value at end of period	$7.91	$10.44						
Number of accumulation units outstanding at end of period	1,821	1,419						
PIONEER HIGH YIELD FUND								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$14.33	$12.30	$7.66	$12.28	$11.60	$10.59	$10.44	$10.07
Value at end of period	$13.94	$14.33	$12.30	$7.66	$12.28	$11.60	$10.59	$10.44
Number of accumulation units outstanding at end of period	2,776	0	4,906	5,382	4,383	6	10	4,420
T. ROWE PRICE MID-CAP VALUE FUND								
(Funds were first received in this option during September 2007)								
Value at beginning of period	$15.72	$13.67	$9.43	$14.59	$15.29			
Value at end of period	$14.77	$15.72	$13.67	$9.43	$14.59			
Number of accumulation units outstanding at end of period	0	0	0	0	12,608			
TEMPLETON FOREIGN FUND								
(Funds were first received in this option during May 2007)								
Value at beginning of period	$14.71	$13.69	$9.23	$17.29	$16.06			
Value at end of period	$12.72	$14.71	$13.69	$9.23	$17.29			
Number of accumulation units outstanding at end of period	0	597	16,245	23,841	19,946			
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during May 2007)								
Value at beginning of period	$13.14	$11.82	$8.88	$14.73	$14.47			
Value at end of period	$12.37	$13.14	$11.82	$8.88	$14.73			
Number of accumulation units outstanding at end of period	3,878	5,030	14,426	45,109	40,247			
THE INCOME FUND OF AMERICA®								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$13.21	$11.93	$9.69	$12.81				
Value at end of period	$13.79	$13.21	$11.93	$9.69				
Number of accumulation units outstanding at end of period	1,426	245	225	4,265				
WASHINGTON MUTUAL INVESTORS FUND^SM								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$11.51	$10.27	$8.72	$11.32				
Value at end of period	$12.19	$11.51	$10.27	$8.72				
Number of accumulation units outstanding at end of period	0	0	24,340	16,867				

CFI 110

Condensed Financial Information (continued)

TABLE 15
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND
(Funds were first received in this option during September 2007)

	2011	2010	2009	2008	2007	2006	2005	2004
Value at beginning of period	$14.65	$12.07	$9.39	$13.90	$15.13			
Value at end of period	$14.20	$14.65	$12.07	$9.39	$13.90			
Number of accumulation units outstanding at end of period	0	0	0	29	1,895			

	2011	2010	2009	2008	2007	2006	2005	2004
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$10.50	$9.37	$7.83	$11.97				
Value at end of period	$10.97	$10.50	$9.37	$7.83				
Number of accumulation units outstanding at end of period	0	2,543	2,491	1,761				
ALLIANZ NFJ DIVIDEND VALUE FUND								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$13.67	$12.21	$10.86					
Value at end of period	$13.95	$13.67	$12.21					
Number of accumulation units outstanding at end of period	7,792	9,419	10,989					
ALLIANZ NFJ SMALL-CAP VALUE FUND								
(Funds were first received in this option during October 2008)								
Value at beginning of period	$17.83	$14.42	$11.75	$11.77				
Value at end of period	$18.03	$17.83	$14.42	$11.75				
Number of accumulation units outstanding at end of period	1,049	898	771	0				
AMANA GROWTH FUND								
(Funds were first received in this option during November 2009)								
Value at beginning of period	$14.09	$12.28	$11.45					
Value at end of period	$13.68	$14.09	$12.28					
Number of accumulation units outstanding at end of period	13,409	12,285	6,277					
AMERICAN BALANCED FUND®								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$12.35	$11.05	$9.22	$12.56	$11.92	$10.78	$10.57	$9.90
Value at end of period	$12.68	$12.35	$11.05	$9.22	$12.56	$11.92	$10.78	$10.57
Number of accumulation units outstanding at end of period	13,681	25,093	26,974	8,385	9,504	10,487	9,696	8,141
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND								
(Funds were first received in this option during December 2009)								
Value at beginning of period	$11.16	$10.70	$10.75					
Value at end of period	$12.47	$11.16	$10.70					
Number of accumulation units outstanding at end of period	8,262	5,574	2,165					
ARIEL APPRECIATION FUND								
(Funds were first received in this option during November 2005)								
Value at beginning of period	$13.24	$11.19	$6.95	$11.86	$12.17	$11.10	$11.01	
Value at end of period	$12.13	$13.24	$11.19	$6.95	$11.86	$12.17	$11.10	
Number of accumulation units outstanding at end of period	128	128	6,761	5,308	59	3,545	3	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ARIEL FUND								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$12.75	$10.23	$6.34	$12.38	$12.75	$11.68	$11.92	
Value at end of period	$11.17	$12.75	$10.23	$6.34	$12.38	$12.75	$11.68	
Number of accumulation units outstanding at end of period	24,556	28,439	16,728	11,035	6,116	1,053	2,337	
CAPITAL WORLD GROWTH AND INCOME FUND℠								
(Funds were first received in this option during January 2010)								
Value at beginning of period	$13.66	$13.08						
Value at end of period	$12.49	$13.66						
Number of accumulation units outstanding at end of period	1,199	868						
COLUMBIA DIVERSIFIED EQUITY INCOME FUND								
(Funds were first received in this option during December 2009)								
Value at beginning of period	$8.96	$7.78	$7.75					
Value at end of period	$8.40	$8.96	$7.78					
Number of accumulation units outstanding at end of period	4,745	4,146	1,785					
COLUMBIA MID CAP VALUE FUND								
(Funds were first received in this option during March 2009)								
Value at beginning of period	$9.71	$7.97	$5.60					
Value at end of period	$9.20	$9.71	$7.97					
Number of accumulation units outstanding at end of period	0	0	393					
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$17.15	$15.85	$11.52	$19.58	$16.64	$13.82	$11.80	
Value at end of period	$14.65	$17.15	$15.85	$11.52	$19.58	$16.64	$13.82	
Number of accumulation units outstanding at end of period	33,226	34,721	22,544	19,776	30,582	11,418	3,309	
FIDELITY® VIP CONTRAFUND PORTFOLIO								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$14.87	$12.84	$9.58	$16.86	$14.51	$13.15	$11.38	$9.96
Value at end of period	$14.33	$14.87	$12.84	$9.58	$16.86	$14.51	$13.15	$11.38
Number of accumulation units outstanding at end of period	61,346	65,184	67,268	50,973	60,747	12,660	9,993	7,423
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during December 2006)								
Value at beginning of period	$11.25	$9.89	$7.69	$13.57	$13.52	$13.39		
Value at end of period	$11.23	$11.25	$9.89	$7.69	$13.57	$13.52		
Number of accumulation units outstanding at end of period	4,345	7,151	7,325	0	5,737	1,792		
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$11.06	$9.01	$7.11	$13.62	$10.86	$10.28	$9.84	$8.93
Value at end of period	$10.95	$11.06	$9.01	$7.11	$13.62	$10.86	$10.28	$9.84
Number of accumulation units outstanding at end of period	447	419	1,879	0	1,705	1,481	0	2,107
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during December 2005)								
Value at beginning of period	$15.81	$12.46	$9.74	$14.69	$15.20	$13.12	$13.07	
Value at end of period	$15.07	$15.81	$12.46	$9.74	$14.69	$15.20	$13.12	
Number of accumulation units outstanding at end of period	7,093	5,837	8,635	136	5,352	2,966	80	
FRANKLIN SMALL-MID CAP GROWTH FUND								
(Funds were first received in this option during December 2005)								
Value at beginning of period	$14.41	$11.33	$7.99	$14.04	$12.70	$11.93	$12.00	
Value at end of period	$13.56	$14.41	$11.33	$7.99	$14.04	$12.70	$11.93	
Number of accumulation units outstanding at end of period	723	3,682	2,872	865	4,672	309	230	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
FUNDAMENTAL INVESTORS℠								
(Funds were first received in this option during December 2009)								
Value at beginning of period	$9.08	$8.05	$8.03					
Value at end of period	$8.80	$9.08	$8.05					
Number of accumulation units outstanding at end of period	29,036	23,608	12,424					
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$16.57							
Value at end of period	$15.74							
Number of accumulation units outstanding at end of period	173							
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during December 2005)								
Value at beginning of period	$15.31	$12.20	$9.09	$15.60	$14.82	$12.97	$12.92	
Value at end of period	$15.52	$15.31	$12.20	$9.09	$15.60	$14.82	$12.97	
Number of accumulation units outstanding at end of period	23,623	19,330	13,247	11,264	15,240	5,706	1,546	
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during December 2006)								
Value at beginning of period	$12.16	$11.47	$9.64	$13.64	$12.68	$12.73		
Value at end of period	$12.63	$12.16	$11.47	$9.64	$13.64	$12.68		
Number of accumulation units outstanding at end of period	5,074	6,461	3,435	220	3,790	906		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$13.98	$11.90	$7.87	$13.19	$11.57			
Value at end of period	$12.40	$13.98	$11.90	$7.87	$13.19			
Number of accumulation units outstanding at end of period	0	79	0	2,028	2,029			
ING CLARION REAL ESTATE PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.48	$8.26	$6.13	$10.07	$10.38			
Value at end of period	$11.37	$10.48	$8.26	$6.13	$10.07			
Number of accumulation units outstanding at end of period	8,608	9,798	8,059	82	3,183			
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO								
(Funds were first received in this option during April 2007)								
Value at beginning of period	$10.37	$8.34	$6.74	$10.31	$10.91			
Value at end of period	$10.01	$10.37	$8.34	$6.74	$10.31			
Number of accumulation units outstanding at end of period	109	0	0	6,145	6,143			
ING CORE EQUITY RESEARCH FUND								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$15.17	$13.33						
Value at end of period	$14.99	$15.17						
Number of accumulation units outstanding at end of period	0	732						
ING DAVIS NEW YORK VENTURE PORTFOLIO								
(Funds were first received in this option during December 2005)								
Value at beginning of period	$10.96	$9.86	$7.55	$12.52	$12.12	$10.73	$10.78	
Value at end of period	$10.36	$10.96	$9.86	$7.55	$12.52	$12.12	$10.73	
Number of accumulation units outstanding at end of period	945	2,505	6,449	1,442	9,472	3,392	25	
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO								
(Funds were first received in this option during December 2005)								
Value at beginning of period	$15.80	$12.42	$9.00	$14.91	$13.14	$11.85	$11.77	
Value at end of period	$13.95	$15.80	$12.42	$9.00	$14.91	$13.14	$11.85	
Number of accumulation units outstanding at end of period	11,659	7,633	9,243	5,250	11,670	1,977	81	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING GLOBAL BOND PORTFOLIO								
(Funds were first received in this option during January 2010)								
Value at beginning of period	$11.96	$10.51						
Value at end of period	$12.28	$11.96						
Number of accumulation units outstanding at end of period	3,842	3,184						
ING GLOBAL REAL ESTATE FUND								
(Funds were first received in this option during December 2009)								
Value at beginning of period	$15.91	$13.97	$13.76					
Value at end of period	$14.90	$15.91	$13.97					
Number of accumulation units outstanding at end of period	3,070	2,553	1,643					
ING GLOBAL RESOURCES PORTFOLIO								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$15.93							
Value at end of period	$13.39							
Number of accumulation units outstanding at end of period	151							
ING GNMA INCOME FUND								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$13.05	$12.38	$11.89	$11.22	$10.69	$10.33	$10.16	$10.09
Value at end of period	$13.91	$13.05	$12.38	$11.89	$11.22	$10.69	$10.33	$10.16
Number of accumulation units outstanding at end of period	23,195	34,000	23,747	20,379	16,457	13,914	12,107	403
ING GROWTH AND INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$13.98	$12.30						
Value at end of period	$13.79	$13.98						
Number of accumulation units outstanding at end of period	621	613						
ING INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$11.18	$9.93	$8.16	$13.15	$12.67	$11.19	$10.75	$9.67
Value at end of period	$11.04	$11.18	$9.93	$8.16	$13.15	$12.67	$11.19	$10.75
Number of accumulation units outstanding at end of period	6,001	7,139	7,253	7,294	9,199	4,710	6,751	6,689
ING INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$13.51	$11.22	$8.62	$13.97	$13.40	$12.39	$11.29	$9.73
Value at end of period	$13.20	$13.51	$11.22	$8.62	$13.97	$13.40	$12.39	$11.29
Number of accumulation units outstanding at end of period	627	6,450	7,264	7,010	6,379	2,581	1	388
ING INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$12.80	$10.54	$8.55	$13.02	$14.06	$12.50	$11.75	$9.88
Value at end of period	$12.55	$12.80	$10.54	$8.55	$13.02	$14.06	$12.50	$11.75
Number of accumulation units outstanding at end of period	111	410	8,977	8,753	3,794	5,891	2	1,027
ING INDEX SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.05	$10.67						
Value at end of period	$11.04	$11.05						
Number of accumulation units outstanding at end of period	3,943	2,082						
ING INDEX SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.51	$10.94						
Value at end of period	$11.23	$11.51						
Number of accumulation units outstanding at end of period	10,997	75						

CFI 114

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING INDEX SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$12.45							
Value at end of period	$11.23							
Number of accumulation units outstanding at end of period	5,569							
ING INDEX SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.93	$11.22						
Value at end of period	$11.32	$11.93						
Number of accumulation units outstanding at end of period	3,800	18						
ING INDEX SOLUTION 2055 PORTFOLIO								
(Funds were first received in this option during December 2011)								
Value at beginning of period	$10.94							
Value at end of period	$10.94							
Number of accumulation units outstanding at end of period	32							
ING INDEX SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$10.75	$10.39						
Value at end of period	$10.93	$10.75						
Number of accumulation units outstanding at end of period	30	123						
ING INTERMEDIATE BOND FUND								
(Funds were first received in this option during December 2004)								
Value at beginning of period	$12.28	$11.28	$10.08	$11.29	$10.76	$10.45	$10.26	$10.21
Value at end of period	$13.12	$12.28	$11.28	$10.08	$11.29	$10.76	$10.45	$10.26
Number of accumulation units outstanding at end of period	20,752	18,729	18,664	14,088	12,283	10,091	9,405	4,349
ING INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$12.23	$11.26	$10.21	$11.28	$10.77	$10.45	$10.26	$10.09
Value at end of period	$13.00	$12.23	$11.26	$10.21	$11.28	$10.77	$10.45	$10.26
Number of accumulation units outstanding at end of period	11,145	19,064	14,238	16,571	11,961	4,851	0	1,500
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND								
(Funds were first received in this option during December 2006)								
Value at beginning of period	$16.86	$13.65	$9.46	$19.79	$18.11	$17.74		
Value at end of period	$13.78	$16.86	$13.65	$9.46	$19.79	$18.11		
Number of accumulation units outstanding at end of period	5,958	6,045	1,385	30	1,153	791		
ING INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during December 2004)								
Value at beginning of period	$13.19	$12.97	$10.28	$18.11	$16.09	$12.53	$11.54	$11.27
Value at end of period	$11.13	$13.19	$12.97	$10.28	$18.11	$16.09	$12.53	$11.54
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	2,228	1,298
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during November 2005)								
Value at beginning of period	$11.82	$10.35	$8.12	$12.88	$13.28	$11.56	$11.28	
Value at end of period	$11.48	$11.82	$10.35	$8.12	$12.88	$13.28	$11.56	
Number of accumulation units outstanding at end of period	6,816	13,633	15,544	19,079	23,331	11,129	6,682	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$15.42	$12.93	$7.61	$15.75	$15.81			
Value at end of period	$12.49	$15.42	$12.93	$7.61	$15.75			
Number of accumulation units outstanding at end of period	1,086	1,437	385	0	758			

CFI 115

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during December 2005)								
Value at beginning of period	$14.92	$12.23	$9.81	$14.77	$14.55	$12.59	$12.59	
Value at end of period	$15.07	$14.92	$12.23	$9.81	$14.77	$14.55	$12.59	
Number of accumulation units outstanding at end of period	8,497	9,918	7,271	0	2,450	3,049	84	
ING LARGE CAP GROWTH PORTFOLIO								
(Funds were first received in this option during January 2011)								
Value at beginning of period	$10.32							
Value at end of period	$10.32							
Number of accumulation units outstanding at end of period	6,151							
ING LARGE CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$8.34	$7.07	$6.34	$9.18	$9.36			
Value at end of period	$8.53	$8.34	$7.07	$6.34	$9.18			
Number of accumulation units outstanding at end of period	13,731	10,611	8,900	418	9,092			
ING MARSICO GROWTH PORTFOLIO								
(Funds were first received in this option during April 2007)								
Value at beginning of period	$12.06	$10.16	$7.94	$13.43	$12.41			
Value at end of period	$11.75	$12.06	$10.16	$7.94	$13.43			
Number of accumulation units outstanding at end of period	0	919	746	10,138	10,134			
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during December 2005)								
Value at beginning of period	$12.37	$11.36	$9.72	$12.63	$12.26	$11.05	$11.07	
Value at end of period	$12.45	$12.37	$11.36	$9.72	$12.63	$12.26	$11.05	
Number of accumulation units outstanding at end of period	652	657	568	462	422	196	121	
ING MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during August 2010)								
Value at beginning of period	$12.30	$9.92						
Value at end of period	$12.11	$12.30						
Number of accumulation units outstanding at end of period	9,069	13,901						
ING MONEY MARKET PORTFOLIO								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$10.83	$10.94	$11.05	$11.03				
Value at end of period	$10.69	$10.83	$10.94	$11.05				
Number of accumulation units outstanding at end of period	11,654	15,761	687	687				
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$13.49	$11.74	$8.50	$14.40	$13.65	$11.69	$10.07	
Value at end of period	$12.26	$13.49	$11.74	$8.50	$14.40	$13.65	$11.69	
Number of accumulation units outstanding at end of period	6,444	8,564	20,236	16,653	16,515	8,014	1,168	
ING PIMCO HIGH YIELD PORTFOLIO								
(Funds were first received in this option during September 2009)								
Value at beginning of period	$13.91	$12.28	$11.54					
Value at end of period	$14.39	$13.91	$12.28					
Number of accumulation units outstanding at end of period	1,083	1,549	1,266					
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during December 2005)								
Value at beginning of period	$13.75	$12.88	$11.53	$11.65	$10.73	$10.40	$10.37	
Value at end of period	$14.08	$13.75	$12.88	$11.53	$11.65	$10.73	$10.40	
Number of accumulation units outstanding at end of period	29,375	25,254	12,959	429	1,990	1,567	8	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING PIONEER FUND PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.34	$9.01	$7.32	$11.31	$11.51			
Value at end of period	$9.78	$10.34	$9.01	$7.32	$11.31			
Number of accumulation units outstanding at end of period	1,232	1,165	35	1,064	952			
ING PIONEER FUND PORTFOLIO (CLASS S)								
(Funds were first received in this option during November 2010)								
Value at beginning of period	$10.31	$9.64						
Value at end of period	$9.75	$10.31						
Number of accumulation units outstanding at end of period	163	145						
ING PIONEER HIGH YIELD PORTFOLIO								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$15.13	$12.85	$12.15					
Value at end of period	$14.86	$15.13	$12.85					
Number of accumulation units outstanding at end of period	760	1,030	1,678					
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.71	$9.17	$7.39	$11.15	$11.30			
Value at end of period	$10.08	$10.71	$9.17	$7.39	$11.15			
Number of accumulation units outstanding at end of period	0	4	689	232	3,926			
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during December 2006)								
Value at beginning of period	$10.67	$9.13	$7.36	$11.10	$10.61	$10.65		
Value at end of period	$10.04	$10.67	$9.13	$7.36	$11.10	$10.61		
Number of accumulation units outstanding at end of period	3,158	2,535	903	0	665	562		
ING REAL ESTATE FUND								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$16.55	$13.09	$10.18	$15.83	$19.11	$14.16	$12.72	$10.53
Value at end of period	$17.95	$16.55	$13.09	$10.18	$15.83	$19.11	$14.16	$12.72
Number of accumulation units outstanding at end of period	353	358	537	2,500	3,137	1,864	5,232	2,494
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$9.07	$8.17	$6.94					
Value at end of period	$9.20	$9.07	$8.17					
Number of accumulation units outstanding at end of period	2,400	2,535	4,702					
ING RUSSELL™ MID CAP INDEX PORTFOLIO								
(Funds were first received in this option during March 2009)								
Value at beginning of period	$10.18	$8.21	$5.64					
Value at end of period	$9.88	$10.18	$8.21					
Number of accumulation units outstanding at end of period	0	0	64					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO								
(Funds were first received in this option during October 2008)								
Value at beginning of period	$10.91	$8.72	$6.96	$7.30				
Value at end of period	$10.37	$10.91	$8.72	$6.96				
Number of accumulation units outstanding at end of period	5,031	4,780	3,225	1,015				
ING SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$15.72	$12.74	$10.07	$14.06				
Value at end of period	$15.20	$15.72	$12.74	$10.07				
Number of accumulation units outstanding at end of period	713	1,931	1,845	936				

CFI 117

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.34	$10.79						
Value at end of period	$11.16	$11.34						
Number of accumulation units outstanding at end of period	46,319	71,093						
ING SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.81	$11.05						
Value at end of period	$11.33	$11.81						
Number of accumulation units outstanding at end of period	66,828	44,874						
ING SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.01	$11.21						
Value at end of period	$11.34	$12.01						
Number of accumulation units outstanding at end of period	79,631	82,122						
ING SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.13	$11.26						
Value at end of period	$11.38	$12.13						
Number of accumulation units outstanding at end of period	27,548	22,931						
ING SOLUTION 2055 PORTFOLIO								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$11.55	$9.89						
Value at end of period	$10.85	$11.55						
Number of accumulation units outstanding at end of period	11,140	9,321						
ING SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$10.99	$10.50						
Value at end of period	$10.93	$10.99						
Number of accumulation units outstanding at end of period	14,314	17,546						
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$11.85	$10.77	$9.23	$12.19	$11.63	$10.84	$10.53	$9.91
Value at end of period	$11.95	$11.85	$10.77	$9.23	$12.19	$11.63	$10.84	$10.53
Number of accumulation units outstanding at end of period	1,005	7,874	4,262	4,565	1,544	43	451	605
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$11.75	$10.50	$8.46	$13.36	$12.84	$11.45	$10.88	$9.73
Value at end of period	$11.30	$11.75	$10.50	$8.46	$13.36	$12.84	$11.45	$10.88
Number of accumulation units outstanding at end of period	2,926	37,226	31,267	28,741	10,618	242	7,031	8,778
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$11.81	$10.64	$8.81	$12.80	$12.25	$11.13	$10.73	$9.82
Value at end of period	$11.63	$11.81	$10.64	$8.81	$12.80	$12.25	$11.13	$10.73
Number of accumulation units outstanding at end of period	8,314	61,441	51,711	45,902	27,115	603	2,920	1,748
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Funds were first received in this option during December 2006)								
Value at beginning of period	$13.81	$12.22	$9.25	$12.88	$12.45	$12.40		
Value at end of period	$14.08	$13.81	$12.22	$9.25	$12.88	$12.45		
Number of accumulation units outstanding at end of period	28,761	136,494	114,520	85,128	45,720	37		

CFI 118

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during May 2008)								
Value at beginning of period	$12.52	$9.82	$6.76	$11.61				
Value at end of period	$11.96	$12.52	$9.82	$6.76				
Number of accumulation units outstanding at end of period	418	1,074	1,557	450				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$12.50	$10.97	$8.86	$13.90	$13.71			
Value at end of period	$12.27	$12.50	$10.97	$8.86	$13.90			
Number of accumulation units outstanding at end of period	13,753	13,633	6,500	3,700	3,411			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during December 2005)								
Value at beginning of period	$12.82	$11.08	$7.84	$13.70	$12.60	$11.24	$11.29	
Value at end of period	$12.55	$12.82	$11.08	$7.84	$13.70	$12.60	$11.24	
Number of accumulation units outstanding at end of period	1,169	6,877	7,974	11,813	13,424	4,154	1,352	
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO								
(Funds were first received in this option during April 2007)								
Value at beginning of period	$14.08	$12.49	$9.16	$18.30	$16.18			
Value at end of period	$12.23	$14.08	$12.49	$9.16	$18.30			
Number of accumulation units outstanding at end of period	1,032	3,388	3,211	5,261	4,547			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$10.64	$9.87	$7.55	$12.81	$13.07			
Value at end of period	$9.26	$10.64	$9.87	$7.55	$12.81			
Number of accumulation units outstanding at end of period	0	0	0	0	5			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$14.14	$13.22	$10.06	$16.83	$17.11			
Value at end of period	$13.24	$14.14	$13.22	$10.06	$16.83			
Number of accumulation units outstanding at end of period	3,556	3,249	6,297	3,110	4,871			
ING U.S. BOND INDEX PORTFOLIO								
(Funds were first received in this option during March 2009)								
Value at beginning of period	$11.24	$10.70	$10.17					
Value at end of period	$11.92	$11.24	$10.70					
Number of accumulation units outstanding at end of period	0	0	241					
INVESCO GLOBAL HEALTH CARE FUND								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$32.68	$31.53	$24.98	$32.64				
Value at end of period	$33.72	$32.68	$31.53	$24.98				
Number of accumulation units outstanding at end of period	0	363	320	267				
INVESCO MID CAP CORE EQUITY FUND								
(Funds were first received in this option during May 2009)								
Value at beginning of period	$14.55	$13.06	$10.71					
Value at end of period	$13.52	$14.55	$13.06					
Number of accumulation units outstanding at end of period	6,645	5,278	2,910					
INVESCO VAN KAMPEN SMALL CAP VALUE FUND								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$16.49	$13.64						
Value at end of period	$14.99	$16.49						
Number of accumulation units outstanding at end of period	1,629	1,711						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
LAZARD EMERGING MARKETS EQUITY PORTFOLIO								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$12.72	$10.74						
Value at end of period	$10.32	$12.72						
Number of accumulation units outstanding at end of period	0	16						
LAZARD U.S. MID CAP EQUITY PORTFOLIO								
(Funds were first received in this option during September 2009)								
Value at beginning of period	$8.88	$7.29	$6.91					
Value at end of period	$8.28	$8.88	$7.29					
Number of accumulation units outstanding at end of period	489	1,063	1,062					
LORD ABBETT MID-CAP VALUE FUND								
(Funds were first received in this option during December 2004)								
Value at beginning of period	$13.28	$10.68	$8.52	$14.21	$14.27	$12.83	$11.98	$11.65
Value at end of period	$12.63	$13.28	$10.68	$8.52	$14.21	$14.27	$12.83	$11.98
Number of accumulation units outstanding at end of period	2,625	9,192	8,873	11,120	13,116	358	13,019	6,143
LORD ABBETT SMALL-CAP VALUE FUND								
(Funds were first received in this option during December 2004)								
Value at beginning of period	$18.91	$15.13	$11.77	$17.25	$15.78	$13.23	$11.80	$11.54
Value at end of period	$17.86	$18.91	$15.13	$11.77	$17.25	$15.78	$13.23	$11.80
Number of accumulation units outstanding at end of period	108	3,392	3,472	3,421	3,380	113	10,892	8,245
MASSACHUSETTS INVESTORS GROWTH STOCK FUND								
(Funds were first received in this option during December 2005)								
Value at beginning of period	$12.46	$11.03	$7.93	$12.72	$11.53	$10.84	$10.89	
Value at end of period	$12.50	$12.46	$11.03	$7.93	$12.72	$11.53	$10.84	
Number of accumulation units outstanding at end of period	1,020	1,136	1,256	865	989	504	236	
MUTUAL GLOBAL DISCOVERY FUND								
(Funds were first received in this option during July 2005)								
Value at beginning of period	$16.88	$15.35	$12.82	$17.68	$16.09	$13.21	$12.14	
Value at end of period	$16.21	$16.88	$15.35	$12.82	$17.68	$16.09	$13.21	
Number of accumulation units outstanding at end of period	9,127	12,988	9,342	5,219	6,902	175	44	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®								
(Funds were first received in this option during April 2008)								
Value at beginning of period	$10.76	$8.88	$6.90	$10.75				
Value at end of period	$10.32	$10.76	$8.88	$6.90				
Number of accumulation units outstanding at end of period	9,031	7,818	3,033	368				
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during December 2004)								
Value at beginning of period	$15.48	$13.89	$10.22	$16.63	$14.50	$12.23	$11.12	$10.93
Value at end of period	$14.14	$15.48	$13.89	$10.22	$16.63	$14.50	$12.23	$11.12
Number of accumulation units outstanding at end of period	2,089	8,447	3,950	3,118	7,472	7,472	6,622	4,726
OPPENHEIMER CAPITAL APPRECIATION FUND								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$10.56	$9.77	$6.87	$12.83	$13.65			
Value at end of period	$10.29	$10.56	$9.77	$6.87	$12.83			
Number of accumulation units outstanding at end of period	0	0	0	0	15			
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during December 2004)								
Value at beginning of period	$34.79	$27.67	$15.38	$29.89	$22.56	$18.20	$13.02	$12.42
Value at end of period	$28.21	$34.79	$27.67	$15.38	$29.89	$22.56	$18.20	$13.02
Number of accumulation units outstanding at end of period	6,298	12,646	13,444	11,351	11,968	1,949	7,797	4,445

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
OPPENHEIMER GLOBAL SECURITIES FUND/VA								
(Funds were first received in this option during August 2007)								
Value at beginning of period	$14.73	$12.86	$9.31	$15.75	$15.50			
Value at end of period	$13.35	$14.73	$12.86	$9.31	$15.75			
Number of accumulation units outstanding at end of period	0	0	0	61	121			
OPPENHEIMER INTERNATIONAL BOND FUND								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$10.75	$10.13						
Value at end of period	$10.61	$10.75						
Number of accumulation units outstanding at end of period	61	85						
PAX WORLD BALANCED FUND								
(Funds were first received in this option during December 2005)								
Value at beginning of period	$12.54	$11.32	$9.42	$13.74	$12.68	$11.57	$11.61	
Value at end of period	$12.19	$12.54	$11.32	$9.42	$13.74	$12.68	$11.57	
Number of accumulation units outstanding at end of period	3,632	3,330	1,386	510	784	249	267	
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during January 2009)								
Value at beginning of period	$12.96	$12.11	$10.55					
Value at end of period	$14.32	$12.96	$12.11					
Number of accumulation units outstanding at end of period	11,317	104	449					
PIONEER EMERGING MARKETS VCT PORTFOLIO								
(Funds were first received in this option during November 2010)								
Value at beginning of period	$10.42	$9.97						
Value at end of period	$7.89	$10.42						
Number of accumulation units outstanding at end of period	426	125						
PIONEER HIGH YIELD FUND								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$14.28	$12.26	$7.65	$12.26	$11.58	$10.58	$10.44	$9.86
Value at end of period	$13.89	$14.28	$12.26	$7.65	$12.26	$11.58	$10.58	$10.44
Number of accumulation units outstanding at end of period	3,358	3,043	7,469	10,964	21,832	167	3,755	4,664
T. ROWE PRICE MID-CAP VALUE FUND								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$15.66	$13.66						
Value at end of period	$14.72	$15.66						
Number of accumulation units outstanding at end of period	1,228	1,095						
TEMPLETON FOREIGN FUND								
(Funds were first received in this option during July 2007)								
Value at beginning of period	$14.66	$13.65	$9.21	$17.25	$16.03			
Value at end of period	$12.67	$14.66	$13.65	$9.21	$17.25			
Number of accumulation units outstanding at end of period	3,418	3,934	3,638	1,677	1,359			
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during December 2004)								
Value at beginning of period	$13.09	$11.79	$8.86	$14.70	$13.40	$12.21	$10.81	$10.61
Value at end of period	$12.32	$13.09	$11.79	$8.86	$14.70	$13.40	$12.21	$10.81
Number of accumulation units outstanding at end of period	49,609	56,948	56,304	38,240	40,795	15,144	23,142	13,509
THE INCOME FUND OF AMERICA®								
(Funds were first received in this option during December 2005)								
Value at beginning of period	$13.16	$11.89	$9.66	$13.75	$13.41	$11.28	$11.32	
Value at end of period	$13.74	$13.16	$11.89	$9.66	$13.75	$13.41	$11.28	
Number of accumulation units outstanding at end of period	3,372	11,224	8,462	5,661	10,956	7,481	29	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
VANGUARD® EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$12.53	$11.08	$9.62	$14.12	$13.74			
Value at end of period	$13.63	$12.53	$11.08	$9.62	$14.12			
Number of accumulation units outstanding at end of period	0	0	4,193	0	3,243			
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$13.86	$10.67	$7.76	$13.01	$12.81			
Value at end of period	$13.86	$13.86	$10.67	$7.76	$13.01			
Number of accumulation units outstanding at end of period	0	0	192	0	21			
WANGER INTERNATIONAL								
(Funds were first received in this option during December 2009)								
Value at beginning of period	$10.37	$8.38	$8.37					
Value at end of period	$8.76	$10.37	$8.38					
Number of accumulation units outstanding at end of period	4,229	1,769	505					
WASHINGTON MUTUAL INVESTORS FUND℠								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$11.47	$10.24	$8.70	$13.16	$12.80	$10.97	$10.72	$9.90
Value at end of period	$12.14	$11.47	$10.24	$8.70	$13.16	$12.80	$10.97	$10.72
Number of accumulation units outstanding at end of period	2,609	3,269	8,479	15,133	7,538	8,440	13,066	9,936
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND								
(Funds were first received in this option during December 2005)								
Value at beginning of period	$14.60	$12.04	$9.37	$13.87	$15.25	$12.69	$12.78	
Value at end of period	$14.14	$14.60	$12.04	$9.37	$13.87	$15.25	$12.69	
Number of accumulation units outstanding at end of period	4,418	6,611	6,760	6,068	5,423	4,641	4,375	

TABLE 16
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.85%
(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$9.00					
Value at end of period	$8.37					
Number of accumulation units outstanding at end of period	165					
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$10.46	$9.34	$7.81	$13.32	$12.76	$11.30
Value at end of period	$10.93	$10.46	$9.34	$7.81	$13.32	$12.76
Number of accumulation units outstanding at end of period	0	0	8,088	6,124	333	2,628
ALLIANZ NFJ SMALL-CAP VALUE FUND						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$17.77	$14.38	$11.72	$16.11	$15.35	$13.98
Value at end of period	$17.96	$17.77	$14.38	$11.72	$16.11	$15.35
Number of accumulation units outstanding at end of period	1,333	676	20,835	16,745	17,728	16,924

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
AMANA GROWTH FUND						
(Funds were first received in this option during October 2010)						
Value at beginning of period	$14.08	$13.20				
Value at end of period	$13.66	$14.08				
Number of accumulation units outstanding at end of period	84	3,003				
AMANA INCOME FUND						
(Funds were first received in this option during May 2011)						
Value at beginning of period	$14.27					
Value at end of period	$13.45					
Number of accumulation units outstanding at end of period	261					
AMERICAN BALANCED FUND®						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$12.30	$11.02	$9.20	$12.53	$11.90	$10.97
Value at end of period	$12.63	$12.30	$11.02	$9.20	$12.53	$11.90
Number of accumulation units outstanding at end of period	5,312	35	5,448	4,758	16,802	3,400
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND						
(Funds were first received in this option during September 2011)						
Value at beginning of period	$12.18					
Value at end of period	$12.45					
Number of accumulation units outstanding at end of period	1,884					
ARIEL APPRECIATION FUND						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$14.07	$11.16	$6.93	$11.84	$12.15	$10.52
Value at end of period	$12.08	$13.19	$11.16	$6.93	$11.84	$12.15
Number of accumulation units outstanding at end of period	11	0	888	888	887	888
ARIEL FUND						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$12.70	$10.20	$6.32	$12.36	$12.73	$12.44
Value at end of period	$11.13	$12.70	$10.20	$6.32	$12.36	$12.73
Number of accumulation units outstanding at end of period	0	33	5,702	3,705	4,510	4,030
BLACKROCK EQUITY DIVIDEND FUND						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$12.23					
Value at end of period	$12.33					
Number of accumulation units outstanding at end of period	3,711					
CAPITAL WORLD GROWTH AND INCOME FUND℠						
(Funds were first received in this option during October 2011)						
Value at beginning of period	$12.65					
Value at end of period	$12.47					
Number of accumulation units outstanding at end of period	67					
COLUMBIA℠ ACORN® FUND						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$12.64					
Value at end of period	$12.43					
Number of accumulation units outstanding at end of period	1,219					
CRM MID CAP VALUE FUND						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$13.22					
Value at end of period	$13.07					
Number of accumulation units outstanding at end of period	183					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
DODGE & COX INTERNATIONAL STOCK FUND						
(Funds were first received in this option during October 2010)						
Value at beginning of period	$11.80	$11.60				
Value at end of period	$9.78	$11.80				
Number of accumulation units outstanding at end of period	0	299				
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$17.09	$15.80	$11.49	$19.54	$16.62	$13.97
Value at end of period	$14.60	$17.09	$15.80	$11.49	$19.54	$16.62
Number of accumulation units outstanding at end of period	7,014	2,216	3,977	2,740	809	512
FIDELITY® ADVISOR NEW INSIGHTS FUND						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$12.47					
Value at end of period	$11.96					
Number of accumulation units outstanding at end of period	4,660					
FIDELITY® VIP CONTRAFUND PORTFOLIO						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$14.82	$12.80	$9.55	$16.83	$14.49	$13.13
Value at end of period	$14.27	$14.82	$12.80	$9.55	$16.83	$14.49
Number of accumulation units outstanding at end of period	10,143	26,962	21,001	14,139	13,706	10,058
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$11.21	$9.86	$7.67	$13.54	$13.51	$11.81
Value at end of period	$11.18	$11.21	$9.86	$7.67	$13.54	$13.51
Number of accumulation units outstanding at end of period	363	1,916	0	0	3,616	189
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during January 2010)						
Value at beginning of period	$11.02	$8.48				
Value at end of period	$10.90	$11.02				
Number of accumulation units outstanding at end of period	101	6,039				
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$15.76	$12.42	$9.72	$14.66	$15.18	$14.27
Value at end of period	$15.01	$15.76	$12.42	$9.72	$14.66	$15.18
Number of accumulation units outstanding at end of period	807	90	1,499	1,346	2,376	2,650
FRANKLIN SMALL-MID CAP GROWTH FUND						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$14.36	$11.30	$7.97	$14.02	$12.68	$12.66
Value at end of period	$13.51	$14.36	$11.30	$7.97	$14.02	$12.68
Number of accumulation units outstanding at end of period	775	16	6,074	4,162	3,384	2,510
FUNDAMENTAL INVESTORS[SM]						
(Funds were first received in this option during January 2009)						
Value at beginning of period	$9.06	$8.04	$6.26			
Value at end of period	$8.79	$9.06	$8.04			
Number of accumulation units outstanding at end of period	13,839	467	293			
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$16.33	$13.50	$10.03	$13.78	$14.44	
Value at end of period	$15.68	$16.33	$13.50	$10.03	$13.78	
Number of accumulation units outstanding at end of period	1,227	958	0	0	1,363	

	2011	2010	2009	2008	2007	2006
ING BALANCED PORTFOLIO						
(Funds were first received in this option during July 2010)						
Value at beginning of period	$11.80	$10.85				
Value at end of period	$11.52	$11.80				
Number of accumulation units outstanding at end of period	2,002	2,002				
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$15.25	$12.16	$9.07	$15.57	$14.80	$13.88
Value at end of period	$15.46	$15.25	$12.16	$9.07	$15.57	$14.80
Number of accumulation units outstanding at end of period	1,248	3,632	19,885	16,166	13,631	12,274
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$12.13	$11.45	$9.62	$12.43		
Value at end of period	$12.59	$12.13	$11.45	$9.62		
Number of accumulation units outstanding at end of period	0	464	54	13		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during January 2010)						
Value at beginning of period	$13.93	$10.93				
Value at end of period	$12.35	$13.93				
Number of accumulation units outstanding at end of period	3,278	775				
ING CLARION REAL ESTATE PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$10.45	$8.24	$6.12	$10.06	$12.33	$11.79
Value at end of period	$11.34	$10.45	$8.24	$6.12	$10.06	$12.33
Number of accumulation units outstanding at end of period	3,805	647	3,377	1,624	2,325	1,171
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$10.35	$8.33	$6.73	$9.90		
Value at end of period	$9.98	$10.35	$8.33	$6.73		
Number of accumulation units outstanding at end of period	0	0	3,082	2,213		
ING CORE EQUITY RESEARCH FUND						
(Funds were first received in this option during January 2010)						
Value at beginning of period	$15.16	$12.95				
Value at end of period	$14.97	$15.16				
Number of accumulation units outstanding at end of period	0	490				
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$10.78	$9.83	$7.53	$12.49	$12.10	$10.68
Value at end of period	$10.32	$10.92	$9.83	$7.53	$12.49	$12.10
Number of accumulation units outstanding at end of period	3,759	0	471	422	514	327
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$15.76	$12.39	$8.98	$14.89	$13.13	$12.01
Value at end of period	$13.91	$15.76	$12.39	$8.98	$14.89	$13.13
Number of accumulation units outstanding at end of period	6,210	2,107	4,252	3,197	1,902	1,647
ING GLOBAL BOND PORTFOLIO						
(Funds were first received in this option during January 2009)						
Value at beginning of period	$11.94	$10.42	$8.54			
Value at end of period	$12.25	$11.94	$10.42			
Number of accumulation units outstanding at end of period	856	8,207	2,248			

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
ING GLOBAL RESOURCES PORTFOLIO						
(Funds were first received in this option during October 2010)						
Value at beginning of period	$14.86	$12.58				
Value at end of period	$13.37	$14.86				
Number of accumulation units outstanding at end of period	46	3,462				
ING GNMA INCOME FUND						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$13.00	$12.35	$11.86	$11.20	$10.67	$10.31
Value at end of period	$13.85	$13.00	$12.35	$11.86	$11.20	$10.67
Number of accumulation units outstanding at end of period	13,864	11,312	25,702	9,001	735	4,398
ING GROWTH AND INCOME PORTFOLIO (CLASS S)						
(Funds were first received in this option during August 2009)						
Value at beginning of period	$13.97	$12.39	$11.26			
Value at end of period	$13.77	$13.97	$12.39			
Number of accumulation units outstanding at end of period	1,497	7	724			
ING INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$11.14	$9.90	$8.14	$13.12	$12.65	$11.44
Value at end of period	$10.99	$11.14	$9.90	$8.14	$13.12	$12.65
Number of accumulation units outstanding at end of period	2,655	5,017	1,950	2,569	3,091	5,307
ING INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$13.47	$11.18	$8.60	$13.94	$13.38	$12.36
Value at end of period	$13.15	$13.47	$11.18	$8.60	$13.94	$13.38
Number of accumulation units outstanding at end of period	1,698	2,984	2,401	2,449	3,091	3,079
ING INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$12.75	$10.51	$8.53	$13.00	$14.04	$12.79
Value at end of period	$12.50	$12.75	$10.51	$8.53	$13.00	$14.04
Number of accumulation units outstanding at end of period	519	1,431	1,252	700	4,342	3,011
ING INDEX SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$11.14					
Value at end of period	$11.03					
Number of accumulation units outstanding at end of period	1,143					
ING INDEX SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$11.62					
Value at end of period	$11.22					
Number of accumulation units outstanding at end of period	2,015					
ING INDEX SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$11.82					
Value at end of period	$11.22					
Number of accumulation units outstanding at end of period	7,655					
ING INDEX SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$12.04					
Value at end of period	$11.31					
Number of accumulation units outstanding at end of period	4,066					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
ING INDEX SOLUTION 2055 PORTFOLIO						
(Funds were first received in this option during May 2011)						
Value at beginning of period	$12.31					
Value at end of period	$10.93					
Number of accumulation units outstanding at end of period	39					
ING INTERMEDIATE BOND FUND						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$12.23	$11.25	$10.06	$11.27	$10.75	$10.45
Value at end of period	$13.07	$12.23	$11.25	$10.06	$11.27	$10.75
Number of accumulation units outstanding at end of period	227	432	6,185	3,452	8,526	17,702
ING INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$12.18	$11.23	$10.18	$11.26	$10.75	$10.30
Value at end of period	$12.95	$12.18	$11.23	$10.18	$11.26	$10.75
Number of accumulation units outstanding at end of period	189	6,245	7,728	6,165	43	7
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$16.81	$13.61	$9.44	$19.75	$18.08	$15.23
Value at end of period	$13.72	$16.81	$13.61	$9.44	$19.75	$18.08
Number of accumulation units outstanding at end of period	5	0	1,152	1,425	1,316	1,035
ING INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$13.14	$12.93	$10.26	$17.31		
Value at end of period	$11.08	$13.14	$12.93	$10.26		
Number of accumulation units outstanding at end of period	0	0	318	247		
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during November 2006)						
Value at beginning of period	$11.78	$10.32	$8.10	$12.85	$13.27	$12.96
Value at end of period	$11.43	$11.78	$10.32	$8.10	$12.85	$13.27
Number of accumulation units outstanding at end of period	0	7	654	286	55	2
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during January 2010)						
Value at beginning of period	$15.38	$12.07				
Value at end of period	$12.45	$15.38				
Number of accumulation units outstanding at end of period	19	2,932				
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$15.36					
Value at end of period	$15.01					
Number of accumulation units outstanding at end of period	3,975					
ING LARGE CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$8.32	$7.05	$6.34	$9.17	$9.35	
Value at end of period	$8.51	$8.32	$7.05	$6.34	$9.17	
Number of accumulation units outstanding at end of period	3,511	0	4,156	0	98	
ING LARGE CAP VALUE PORTFOLIO (CLASS S)						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$8.49					
Value at end of period	$8.49					
Number of accumulation units outstanding at end of period	4,699					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during January 2010)						
Value at beginning of period	$12.32	$11.19				
Value at end of period	$12.40	$12.32				
Number of accumulation units outstanding at end of period	0	79				
ING MONEY MARKET PORTFOLIO						
(Funds were first received in this option during January 2010)						
Value at beginning of period	$10.79	$10.90				
Value at end of period	$10.65	$10.79				
Number of accumulation units outstanding at end of period	0	1,048				
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$13.45	$11.72	$8.49	$14.38	$13.64	$12.29
Value at end of period	$12.22	$13.45	$11.72	$8.49	$14.38	$13.64
Number of accumulation units outstanding at end of period	1,817	16,869	15,434	13,164	15,777	14,061
ING PIMCO HIGH YIELD PORTFOLIO						
(Funds were first received in this option during June 2010)						
Value at beginning of period	$13.88	$12.82				
Value at end of period	$14.35	$13.88				
Number of accumulation units outstanding at end of period	76	82				
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$13.70	$12.85	$11.50	$11.62	$10.71	$10.39
Value at end of period	$14.03	$13.70	$12.85	$11.50	$11.62	$10.71
Number of accumulation units outstanding at end of period	3,147	9,300	39,094	34,072	25,396	22,054
ING PIONEER FUND PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$10.32	$8.99	$7.31	$11.30	$11.50	
Value at end of period	$9.76	$10.32	$8.99	$7.31	$11.30	
Number of accumulation units outstanding at end of period	0	6,135	1,871	1,436	2,341	
ING PIONEER HIGH YIELD PORTFOLIO						
(Funds were first received in this option during August 2007)						
Value at beginning of period	$15.09	$12.82	$7.76	$11.11	$10.83	
Value at end of period	$14.82	$15.09	$12.82	$7.76	$11.11	
Number of accumulation units outstanding at end of period	1,529	11	0	0	54	
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$10.69	$9.15	$7.38	$11.14	$11.29	
Value at end of period	$10.05	$10.69	$9.15	$7.38	$11.14	
Number of accumulation units outstanding at end of period	0	0	366	333	423	
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$10.64	$9.11	$7.35	$10.50		
Value at end of period	$10.01	$10.64	$9.11	$7.35		
Number of accumulation units outstanding at end of period	0	0	2,512	1,923		
ING REAL ESTATE FUND						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$16.49	$13.05	$10.16	$15.80	$19.09	$15.53
Value at end of period	$17.88	$16.49	$13.05	$10.16	$15.80	$19.09
Number of accumulation units outstanding at end of period	129	4,745	15,439	12,248	15,542	21,470

CFI 128

	2011	2010	2009	2008	2007	2006
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO						
(Funds were first received in this option during January 2010)						
Value at beginning of period	$9.05	$7.84				
Value at end of period	$9.18	$9.05				
Number of accumulation units outstanding at end of period	823	961				
ING RUSSELL™ MID CAP INDEX PORTFOLIO						
(Funds were first received in this option during May 2011)						
Value at beginning of period	$11.16					
Value at end of period	$9.86					
Number of accumulation units outstanding at end of period	1,689					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO						
(Funds were first received in this option during January 2009)						
Value at beginning of period	$10.89	$8.71	$6.31			
Value at end of period	$10.35	$10.89	$8.71			
Number of accumulation units outstanding at end of period	1,046	0	61			
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during January 2010)						
Value at beginning of period	$15.66	$12.32				
Value at end of period	$15.14	$15.66				
Number of accumulation units outstanding at end of period	2,457	12,201				
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$11.34	$10.79				
Value at end of period	$11.15	$11.34				
Number of accumulation units outstanding at end of period	6,885	5,194				
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$11.80	$11.05				
Value at end of period	$11.32	$11.80				
Number of accumulation units outstanding at end of period	16,406	16,976				
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$12.00	$11.21				
Value at end of period	$11.33	$12.00				
Number of accumulation units outstanding at end of period	12,419	11,311				
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$12.12	$11.26				
Value at end of period	$11.37	$12.12				
Number of accumulation units outstanding at end of period	8,338	6,094				
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$10.99	$10.50				
Value at end of period	$10.92	$10.99				
Number of accumulation units outstanding at end of period	0	5,452				
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$11.81	$10.74	$9.21	$12.17	$11.61	$11.01
Value at end of period	$11.91	$11.81	$10.74	$9.21	$12.17	$11.61
Number of accumulation units outstanding at end of period	0	9	12,103	9,649	9,701	5,186

CFI 129

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$11.71	$10.46	$8.44	$13.33	$12.82	$12.50
Value at end of period	$11.26	$11.71	$10.46	$8.44	$13.33	$12.82
Number of accumulation units outstanding at end of period	0	294	190	88	0	201
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$11.76	$10.61	$8.79	$12.78	$12.23	$11.41
Value at end of period	$11.58	$11.76	$10.61	$8.79	$12.78	$12.23
Number of accumulation units outstanding at end of period	0	633	3,794	3,131	4,491	26,739
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$13.77	$12.19	$9.24	$12.86	$12.44	$11.31
Value at end of period	$14.03	$13.77	$12.19	$9.24	$12.86	$12.44
Number of accumulation units outstanding at end of period	7,394	24,449	7,820	6,498	1,842	2,421
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$12.49	$9.80	$6.75	$11.98	$10.65	$9.58
Value at end of period	$11.93	$12.49	$9.80	$6.75	$11.98	$10.65
Number of accumulation units outstanding at end of period	0	0	1,120	1,120	1,083	1,016
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during June 2006)						
Value at beginning of period	$12.45	$10.94	$8.83	$13.87	$13.59	$11.73
Value at end of period	$12.23	$12.45	$10.94	$8.83	$13.87	$13.59
Number of accumulation units outstanding at end of period	937	1,268	593	438	370	294
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$12.77	$11.05	$7.82	$13.67	$12.76	
Value at end of period	$12.50	$12.77	$11.05	$7.82	$13.67	
Number of accumulation units outstanding at end of period	610	1,875	0	0	859	
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$14.04	$12.46	$9.14	$18.27	$15.30	$13.09
Value at end of period	$12.19	$14.04	$12.46	$9.14	$18.27	$15.30
Number of accumulation units outstanding at end of period	0	532	463	172	152	119
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$14.11	$13.20	$10.05	$16.82	$17.10	
Value at end of period	$13.20	$14.11	$13.20	$10.05	$16.82	
Number of accumulation units outstanding at end of period	0	214	1,922	24	41	
INVESCO GLOBAL HEALTH CARE FUND						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$33.14					
Value at end of period	$33.61					
Number of accumulation units outstanding at end of period	58					
INVESCO MID CAP CORE EQUITY FUND						
(Funds were first received in this option during January 2010)						
Value at beginning of period	$14.50	$12.59				
Value at end of period	$13.46	$14.50				
Number of accumulation units outstanding at end of period	1,094	6,355				

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
LORD ABBETT DEVELOPING GROWTH FUND, INC.						
(Funds were first received in this option during October 2010)						
Value at beginning of period	$14.51	$12.72				
Value at end of period	$14.12	$14.51				
Number of accumulation units outstanding at end of period	0	81				
LORD ABBETT FUNDAMENTAL EQUITY FUND						
(Funds were first received in this option during September 2011)						
Value at beginning of period	$10.32					
Value at end of period	$11.66					
Number of accumulation units outstanding at end of period	167					
MASSACHUSETTS INVESTORS GROWTH STOCK FUND						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$12.76					
Value at end of period	$12.45					
Number of accumulation units outstanding at end of period	19					
MUTUAL GLOBAL DISCOVERY FUND						
(Funds were first received in this option during August 2006)						
Value at beginning of period	$16.82	$15.30	$12.79	$17.65	$16.07	$14.28
Value at end of period	$16.15	$16.82	$15.30	$12.79	$17.65	$16.07
Number of accumulation units outstanding at end of period	485	842	15,765	14,643	19,681	9,820
NEUBERGER BERMAN GENESIS FUND®						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$12.19					
Value at end of period	$12.09					
Number of accumulation units outstanding at end of period	2,218					
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$10.74	$8.87	$6.89	$11.41	$10.72	$10.32
Value at end of period	$10.29	$10.74	$8.87	$6.89	$11.41	$10.72
Number of accumulation units outstanding at end of period	624	4,077	2,339	1,744	1,140	594
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$15.43	$13.85	$10.19	$16.59	$14.47	$12.67
Value at end of period	$14.09	$15.43	$13.85	$10.19	$16.59	$14.47
Number of accumulation units outstanding at end of period	489	4,928	19,909	17,037	19,299	13,528
OPPENHEIMER CAPITAL APPRECIATION FUND						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$10.52	$9.74	$6.86	$12.81	$11.38	$11.07
Value at end of period	$10.25	$10.52	$9.74	$6.86	$12.81	$11.38
Number of accumulation units outstanding at end of period	0	7	6,717	5,224	4,661	18,737
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$34.67	$27.59	$15.34	$29.83	$22.52	$20.34
Value at end of period	$28.10	$34.67	$27.59	$15.34	$29.83	$22.52
Number of accumulation units outstanding at end of period	2,241	3,202	1,706	0	0	4,032
OPPENHEIMER INTERNATIONAL BOND FUND						
(Funds were first received in this option during October 2010)						
Value at beginning of period	$10.75	$11.27				
Value at end of period	$10.60	$10.75				
Number of accumulation units outstanding at end of period	106	123				

CFI 131

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
PAX WORLD BALANCED FUND						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$12.50	$11.29	$9.40	$13.71	$12.66	$11.93
Value at end of period	$12.14	$12.50	$11.29	$9.40	$13.71	$12.66
Number of accumulation units outstanding at end of period	541	2	3,465	1,386	2,174	1,189
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during January 2009)						
Value at beginning of period	$12.92	$12.09	$10.41			
Value at end of period	$14.27	$12.92	$12.09			
Number of accumulation units outstanding at end of period	8,183	4,446	91			
PIONEER EMERGING MARKETS VCT PORTFOLIO						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$10.40	$9.08	$5.26	$11.74		
Value at end of period	$7.87	$10.40	$9.08	$5.26		
Number of accumulation units outstanding at end of period	1,230	8	3,722	2,165		
PIONEER HIGH YIELD FUND						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$14.23	$12.23	$7.63	$12.23	$11.56	$10.87
Value at end of period	$13.83	$14.23	$12.23	$7.63	$12.23	$11.56
Number of accumulation units outstanding at end of period	91	157	11,649	9,819	10,080	13,994
PIONEER STRATEGIC INCOME FUND						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$11.00					
Value at end of period	$10.98					
Number of accumulation units outstanding at end of period	16					
T. ROWE PRICE MID-CAP VALUE FUND						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$15.61	$13.59	$9.38	$14.53	$14.64	$14.00
Value at end of period	$14.66	$15.61	$13.59	$9.38	$14.53	$14.64
Number of accumulation units outstanding at end of period	0	0	0	0	0	10,314
TEMPLETON FOREIGN FUND						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$14.61	$13.61	$9.19	$17.22	$14.84	$12.99
Value at end of period	$12.62	$14.61	$13.61	$9.19	$17.22	$14.84
Number of accumulation units outstanding at end of period	0	396	13,107	11,307	10,494	12,237
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$13.05	$11.75	$8.84	$14.67	$13.38	$12.54
Value at end of period	$12.27	$13.05	$11.75	$8.84	$14.67	$13.38
Number of accumulation units outstanding at end of period	11,431	5,212	69,189	58,740	60,672	53,060
THE INCOME FUND OF AMERICA®						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$13.74	$11.85	$9.64	$13.73	$13.53	
Value at end of period	$13.68	$13.12	$11.85	$9.64	$13.73	
Number of accumulation units outstanding at end of period	7,241	0	3,280	127	3,661	
WANGER INTERNATIONAL						
(Funds were first received in this option during April 2008)						
Value at beginning of period	$10.35	$8.37	$5.65	$10.02		
Value at end of period	$8.74	$10.35	$8.37	$5.65		
Number of accumulation units outstanding at end of period	2,679	3,359	1,501	1,483		

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
WANGER USA						
(Funds were first received in this option during May 2011)						
Value at beginning of period	$18.15					
Value at end of period	$15.54					
Number of accumulation units outstanding at end of period	2,087					
WASHINGTON MUTUAL INVESTORS FUND[SM]						
(Funds were first received in this option during February 2006)						
Value at beginning of period	$11.43	$10.21	$8.68	$13.13	$12.78	$11.37
Value at end of period	$12.09	$11.43	$10.21	$8.68	$13.13	$12.78
Number of accumulation units outstanding at end of period	4,319	81	11,336	9,234	14,468	8,016
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$14.55	$12.00	$9.34	$13.84	$15.23	$14.74
Value at end of period	$14.08	$14.55	$12.00	$9.34	$13.84	$15.23
Number of accumulation units outstanding at end of period	0	0	2,010	0	0	2,643

TABLE 17
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.90%
(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006	2005	2004
ALGER GREEN FUND								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$8.90	$8.45						
Value at end of period	$8.35	$8.90						
Number of accumulation units outstanding at end of period	0	241						
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$11.39							
Value at end of period	$10.89							
Number of accumulation units outstanding at end of period	6,669							
ALLIANZ NFJ SMALL-CAP VALUE FUND								
(Funds were first received in this option during June 2006)								
Value at beginning of period	$17.71	$14.34	$11.70	$16.08	$15.32	$13.24		
Value at end of period	$17.89	$17.71	$14.34	$11.70	$16.08	$15.32		
Number of accumulation units outstanding at end of period	0	0	0	0	1,311	970		
AMANA INCOME FUND								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$13.33	$12.08						
Value at end of period	$13.43	$13.33						
Number of accumulation units outstanding at end of period	0	107						
AMERICAN BALANCED FUND®								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$12.26	$10.98	$9.18	$12.51	$11.88	$10.76	$10.54	
Value at end of period	$12.58	$12.26	$10.98	$9.18	$12.51	$11.88	$10.76	
Number of accumulation units outstanding at end of period	13,863	25,407	44,958	34,462	142,960	19,860	13,725	

CFI 133

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ARIEL APPRECIATION FUND								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$13.87	$11.13	$6.92	$11.82	$12.14	$11.08	$10.90	$9.67
Value at end of period	$12.03	$13.15	$11.13	$6.92	$11.82	$12.14	$11.08	$10.90
Number of accumulation units outstanding at end of period	2	0	129	105	846	11,953	9,152	141
ARIEL FUND								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$12.66	$10.17	$6.30	$12.34	$12.71	$11.66	$11.70	$9.90
Value at end of period	$11.08	$12.66	$10.17	$6.30	$12.34	$12.71	$11.66	$11.70
Number of accumulation units outstanding at end of period	1,523	1,754	10,584	12,232	11,493	3,322	2,635	2,340
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$17.03	$15.75	$11.46	$19.50	$16.60	$13.79	$11.53	$9.54
Value at end of period	$14.54	$17.03	$15.75	$11.46	$19.50	$16.60	$13.79	$11.53
Number of accumulation units outstanding at end of period	22,021	11,854	17,151	21,096	12,126	4,275	3,550	2,625
FIDELITY® VIP CONTRAFUND PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$14.77	$12.77	$9.53	$16.80	$14.47	$13.12	$11.37	$9.96
Value at end of period	$14.21	$14.77	$12.77	$9.53	$16.80	$14.47	$13.12	$11.37
Number of accumulation units outstanding at end of period	31,311	17,372	29,177	38,374	32,634	13,254	7,727	3,585
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$11.18	$9.83	$7.65	$13.51	$13.48			
Value at end of period	$11.14	$11.18	$9.83	$7.65	$13.51			
Number of accumulation units outstanding at end of period	2,325	2,368	0	8,371	9,499			
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$15.70	$12.38	$9.69	$13.66				
Value at end of period	$14.95	$15.70	$12.38	$9.69				
Number of accumulation units outstanding at end of period	1,929	0	46	567				
FRANKLIN SMALL-MID CAP GROWTH FUND								
(Funds were first received in this option during June 2006)								
Value at beginning of period	$14.31	$11.26	$7.95	$13.99	$12.67	$11.20		
Value at end of period	$13.46	$14.31	$11.26	$7.95	$13.99	$12.67		
Number of accumulation units outstanding at end of period	0	0	0	4	16,419	17,783		
FUNDAMENTAL INVESTORS^SM								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$9.05	$8.13						
Value at end of period	$8.77	$9.05						
Number of accumulation units outstanding at end of period	0	4,037						
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$16.28	$13.46	$10.01	$12.90				
Value at end of period	$15.62	$16.28	$13.46	$10.01				
Number of accumulation units outstanding at end of period	1,022	960	848	671				
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$15.20	$12.12	$9.05	$15.54	$14.93			
Value at end of period	$15.40	$15.20	$12.12	$9.05	$15.54			
Number of accumulation units outstanding at end of period	9,476	3,011	8,067	8,759	38,023			

CFI 134

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.10	$12.01						
Value at end of period	$12.55	$12.10						
Number of accumulation units outstanding at end of period	332	274						
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during September 2006)								
Value at beginning of period	$13.88	$11.83	$7.83	$13.14	$11.16	$10.80		
Value at end of period	$12.30	$13.88	$11.83	$7.83	$13.14	$11.16		
Number of accumulation units outstanding at end of period	464	60	0	3,362	2,454	42		
ING CLARION REAL ESTATE PORTFOLIO								
(Funds were first received in this option during June 2008)								
Value at beginning of period	$10.43	$8.23	$6.12	$10.60				
Value at end of period	$11.30	$10.43	$8.23	$6.12				
Number of accumulation units outstanding at end of period	9,923	1,466	1,142	1,175				
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO								
(Funds were first received in this option during June 2008)								
Value at beginning of period	$10.32	$8.31	$6.73	$10.01				
Value at end of period	$9.95	$10.32	$8.31	$6.73				
Number of accumulation units outstanding at end of period	6,554	2,673	1,641	1,284				
ING CORE EQUITY RESEARCH FUND								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$15.14	$14.12						
Value at end of period	$14.95	$15.14						
Number of accumulation units outstanding at end of period	14	108						
ING DAVIS NEW YORK VENTURE PORTFOLIO								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$10.88	$9.80	$7.51	$10.34				
Value at end of period	$10.28	$10.88	$9.80	$7.51				
Number of accumulation units outstanding at end of period	6,524	1,695	1,051	1,850				
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO								
(Funds were first received in this option during July 2007)								
Value at beginning of period	$15.71	$12.36	$8.96	$14.87	$14.38			
Value at end of period	$13.86	$15.71	$12.36	$8.96	$14.87			
Number of accumulation units outstanding at end of period	8,341	2,921	3,054	3,608	3,469			
ING GLOBAL BOND PORTFOLIO								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$11.92	$10.41	$8.66	$10.17				
Value at end of period	$12.22	$11.92	$10.41	$8.66				
Number of accumulation units outstanding at end of period	3,970	0	0	516				
ING GNMA INCOME FUND								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$12.96	$12.31	$11.83	$11.17	$10.66	$10.31	$10.15	$9.82
Value at end of period	$13.80	$12.96	$12.31	$11.83	$11.17	$10.66	$10.31	$10.15
Number of accumulation units outstanding at end of period	18,811	7,689	5,876	6,534	13,831	2,118	1,823	1,552
ING GROWTH AND INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during June 2011)								
Value at beginning of period	$13.84							
Value at end of period	$13.75							
Number of accumulation units outstanding at end of period	1,577							

CFI 135

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during June 2007)								
Value at beginning of period	$11.20	$9.87	$8.12	$13.10	$13.39			
Value at end of period	$10.95	$11.10	$9.87	$8.12	$13.10			
Number of accumulation units outstanding at end of period	1,304	0	0	0	8,506			
ING INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$13.42	$11.15	$8.58	$13.92	$14.25			
Value at end of period	$13.09	$13.42	$11.15	$8.58	$13.92			
Number of accumulation units outstanding at end of period	5,028	5,826	10,552	7,620	6,507			
ING INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$12.71	$10.48	$8.51	$12.97	$14.02	$12.47	$11.77	
Value at end of period	$12.45	$12.71	$10.48	$8.51	$12.97	$14.02	$12.47	
Number of accumulation units outstanding at end of period	4,414	3,985	210	3,427	7,557	5,381	5,986	
ING INDEX SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$11.71	$10.66						
Value at end of period	$11.21	$11.71						
Number of accumulation units outstanding at end of period	0	625						
ING INDEX SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$11.92	$10.48						
Value at end of period	$11.30	$11.92						
Number of accumulation units outstanding at end of period	0	1,337						
ING INDEX SOLUTION 2055 PORTFOLIO								
(Funds were first received in this option during June 2010)								
Value at beginning of period	$11.51	$9.87						
Value at end of period	$10.92	$11.51						
Number of accumulation units outstanding at end of period	0	14						
ING INTERMEDIATE BOND FUND								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$12.19	$11.21	$10.03	$11.25	$10.73	$10.43	$10.25	$9.75
Value at end of period	$13.02	$12.19	$11.21	$10.03	$11.25	$10.73	$10.43	$10.25
Number of accumulation units outstanding at end of period	6,357	5,328	8,132	20,774	17,745	18,116	14,799	1,306
ING INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during June 2006)								
Value at beginning of period	$12.14	$11.19	$10.16	$11.24	$10.73	$10.36		
Value at end of period	$12.89	$12.14	$11.19	$10.16	$11.24	$10.73		
Number of accumulation units outstanding at end of period	9,251	6,361	1,370	758	8,482	1,077		
ING INTERNATIONAL INDEX PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$7.98	$7.35						
Value at end of period	$6.93	$7.98						
Number of accumulation units outstanding at end of period	273	231						
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$16.75	$13.57	$9.41	$18.23				
Value at end of period	$13.67	$16.75	$13.57	$9.41				
Number of accumulation units outstanding at end of period	0	0	3,835	3,472				

	2011	2010	2009	2008	2007	2006	2005	2004
ING INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during October 2008)								
Value at beginning of period	$13.78	$12.89	$10.23	$10.17				
Value at end of period	$11.04	$13.10	$12.89	$10.23				
Number of accumulation units outstanding at end of period	439	0	0	6				
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.74	$10.29	$8.08	$12.83	$13.25	$11.54	$11.25	$9.74
Value at end of period	$11.39	$11.74	$10.29	$8.08	$12.83	$13.25	$11.54	$11.25
Number of accumulation units outstanding at end of period	9,265	7,543	2,648	1,935	2,230	1,994	1,512	1,437
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$15.35	$12.89	$7.59	$11.12				
Value at end of period	$12.42	$15.35	$12.89	$7.59				
Number of accumulation units outstanding at end of period	2,123	0	0	441				
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during June 2007)								
Value at beginning of period	$14.82	$12.16	$9.76	$14.72	$15.53			
Value at end of period	$14.95	$14.82	$12.16	$9.76	$14.72			
Number of accumulation units outstanding at end of period	8,228	1,361	2,287	2,156	24,334			
ING LARGE CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$8.30	$7.04	$6.33	$9.17	$9.34			
Value at end of period	$8.48	$8.30	$7.04	$6.33	$9.17			
Number of accumulation units outstanding at end of period	3,945	1,424	17,766	22,975	23,354			
ING MARSICO GROWTH PORTFOLIO								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$11.99	$10.11	$7.91	$13.39	$12.27			
Value at end of period	$11.68	$11.99	$10.11	$7.91	$13.39			
Number of accumulation units outstanding at end of period	0	0	0	924	808			
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during December 2006)								
Value at beginning of period	$12.28	$11.29	$9.67	$12.58	$12.22	$12.28		
Value at end of period	$12.35	$12.28	$11.29	$9.67	$12.58	$12.22		
Number of accumulation units outstanding at end of period	53	75	0	0	0	2		
ING MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during August 2010)								
Value at beginning of period	$12.29	$9.91						
Value at end of period	$12.09	$12.29						
Number of accumulation units outstanding at end of period	9,152	8,307						
ING MONEY MARKET PORTFOLIO								
(Funds were first received in this option during November 2008)								
Value at beginning of period	$10.75	$10.88	$11.00	$11.00				
Value at end of period	$10.61	$10.75	$10.88	$11.00				
Number of accumulation units outstanding at end of period	0	0	13,363	24,465				
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$13.41	$11.69	$8.47	$14.35	$13.63	$11.68	$9.88	
Value at end of period	$12.18	$13.41	$11.69	$8.47	$14.35	$13.63	$11.68	
Number of accumulation units outstanding at end of period	7,637	8,092	10,695	8,985	40,883	14,323	9,486	

CFI 137

	2011	2010	2009	2008	2007	2006	2005	2004
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$13.65	$12.81	$11.48	$11.60	$10.67			
Value at end of period	$13.97	$13.65	$12.81	$11.48	$11.60			
Number of accumulation units outstanding at end of period	20,821	3,524	15,915	17,094	28,272			
ING PIONEER FUND PORTFOLIO (CLASS S)								
(Funds were first received in this option during November 2008)								
Value at beginning of period	$10.26	$8.94	$7.28	$7.23				
Value at end of period	$9.69	$10.26	$8.94	$7.28				
Number of accumulation units outstanding at end of period	46	0	106	10				
ING PIONEER HIGH YIELD PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$15.06	$13.83						
Value at end of period	$14.78	$15.06						
Number of accumulation units outstanding at end of period	1,254	1,292						
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$11.36							
Value at end of period	$9.99							
Number of accumulation units outstanding at end of period	2,568							
ING REAL ESTATE FUND								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$16.44	$13.01	$10.13	$15.77	$19.06	$14.13	$12.71	$9.07
Value at end of period	$17.81	$16.44	$13.01	$10.13	$15.77	$19.06	$14.13	$12.71
Number of accumulation units outstanding at end of period	4,023	3,781	1,714	6,192	6,493	1,133	1,034	1,175
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$9.04	$8.36						
Value at end of period	$9.17	$9.04						
Number of accumulation units outstanding at end of period	1,228	3						
ING RUSSELL™ MID CAP INDEX PORTFOLIO								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$10.15	$9.01						
Value at end of period	$9.85	$10.15						
Number of accumulation units outstanding at end of period	0	48						
ING SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during May 2008)								
Value at beginning of period	$15.61	$12.66	$10.02	$14.20				
Value at end of period	$15.09	$15.61	$12.66	$10.02				
Number of accumulation units outstanding at end of period	3,149	3,707	5,030	3,899				
ING SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.33	$10.79						
Value at end of period	$11.14	$11.33						
Number of accumulation units outstanding at end of period	12,840	6,759						
ING SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.80	$11.05						
Value at end of period	$11.31	$11.80						
Number of accumulation units outstanding at end of period	86,354	20,323						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.00	$11.21						
Value at end of period	$11.32	$12.00						
Number of accumulation units outstanding at end of period	37,474	19,069						
ING SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$11.63	$10.27	$8.09	$13.00	$12.58			
Value at end of period	$10.96	$11.63	$10.27	$8.09	$13.00			
Number of accumulation units outstanding at end of period	0	0	23,111	39,443	12,993			
ING SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.12	$11.26						
Value at end of period	$11.36	$12.12						
Number of accumulation units outstanding at end of period	16,773	16,356						
ING SOLUTION 2055 PORTFOLIO								
(Funds were first received in this option during June 2011)								
Value at beginning of period	$11.56							
Value at end of period	$10.83							
Number of accumulation units outstanding at end of period	147							
ING SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$10.98	$10.50						
Value at end of period	$10.91	$10.98						
Number of accumulation units outstanding at end of period	272	89						
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.77	$10.71	$9.18	$12.14	$11.60	$10.81	$10.53	$9.68
Value at end of period	$11.86	$11.77	$10.71	$9.18	$12.14	$11.60	$10.81	$10.53
Number of accumulation units outstanding at end of period	9,913	10,495	6,755	6,339	5,674	3,155	2,562	683
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.67	$10.43	$8.42	$13.31	$12.80	$11.43	$10.87	$9.58
Value at end of period	$11.21	$11.67	$10.43	$8.42	$13.31	$12.80	$11.43	$10.87
Number of accumulation units outstanding at end of period	8,965	9,849	6,552	4,213	7,420	3,942	3,326	401
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO								
(Funds were first received in this option during June 2006)								
Value at beginning of period	$11.72	$10.58	$8.77	$12.75	$12.22	$10.94		
Value at end of period	$11.54	$11.72	$10.58	$8.77	$12.75	$12.22		
Number of accumulation units outstanding at end of period	18,637	17,626	22,648	19,263	5,601	302		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Funds were first received in this option during September 2006)								
Value at beginning of period	$13.73	$12.16	$9.22	$12.85	$12.43	$11.75		
Value at end of period	$13.99	$13.73	$12.16	$9.22	$12.85	$12.43		
Number of accumulation units outstanding at end of period	13,248	100	0	39,036	36,033	28		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.46	$10.86						
Value at end of period	$11.89	$12.46						
Number of accumulation units outstanding at end of period	3,682	4,605						

CFI 139

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during June 2006)								
Value at beginning of period	$12.41	$10.90	$8.81	$13.84	$13.57	$11.66		
Value at end of period	$12.18	$12.41	$10.90	$8.81	$13.84	$13.57		
Number of accumulation units outstanding at end of period	3,280	1,911	1,586	559	31,713	40		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during June 2008)								
Value at beginning of period	$12.73	$11.02	$7.80	$12.87				
Value at end of period	$12.45	$12.73	$11.02	$7.80				
Number of accumulation units outstanding at end of period	2,694	2,056	504	249				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$14.08	$13.18	$10.04	$16.80	$17.08			
Value at end of period	$13.16	$14.08	$13.18	$10.04	$16.80			
Number of accumulation units outstanding at end of period	834	823	1,294	1,187	1,483			
INVESCO GLOBAL HEALTH CARE FUND								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$32.50	$31.21						
Value at end of period	$33.50	$32.50						
Number of accumulation units outstanding at end of period	0	47						
INVESCO MID CAP CORE EQUITY FUND								
(Funds were first received in this option during June 2006)								
Value at beginning of period	$14.45	$12.98	$10.08	$14.04	$12.91	$11.56		
Value at end of period	$13.41	$14.45	$12.98	$10.08	$14.04	$12.91		
Number of accumulation units outstanding at end of period	0	0	0	0	242	142		
LORD ABBETT SMALL-CAP VALUE FUND								
(Funds were first received in this option during June 2006)								
Value at beginning of period	$18.78	$15.04	$11.71	$17.18	$15.73	$14.11		
Value at end of period	$17.72	$18.78	$15.04	$11.71	$17.18	$15.73		
Number of accumulation units outstanding at end of period	0	0	0	0	2,543	2,204		
MUTUAL GLOBAL DISCOVERY FUND								
(Funds were first received in this option during June 2006)								
Value at beginning of period	$16.76	$15.26	$12.75	$17.61	$16.05	$13.40		
Value at end of period	$16.09	$16.76	$15.26	$12.75	$17.61	$16.05		
Number of accumulation units outstanding at end of period	10,652	4,772	2,865	14,654	14,181	5,333		
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®								
(Funds were first received in this option during June 2008)								
Value at beginning of period	$10.71	$8.85	$6.88	$11.10				
Value at end of period	$10.26	$10.71	$8.85	$6.88				
Number of accumulation units outstanding at end of period	1,154	614	73	61				
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$15.38	$13.81	$10.17	$16.56	$14.44			
Value at end of period	$14.03	$15.38	$13.81	$10.17	$16.56			
Number of accumulation units outstanding at end of period	1,764	75	3,715	6,272	4,468			
OPPENHEIMER CAPITAL APPRECIATION FUND								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$10.48	$9.90						
Value at end of period	$10.21	$10.48						
Number of accumulation units outstanding at end of period	6,734	6,054						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$34.55	$27.51	$15.31	$29.78	$22.49	$18.17	$13.00	$9.10
Value at end of period	$27.99	$34.55	$27.51	$15.31	$29.78	$22.49	$18.17	$13.00
Number of accumulation units outstanding at end of period	5,093	4,799	4,083	3,897	25,983	27,740	7,306	4,179
PAX WORLD BALANCED FUND								
(Funds were first received in this option during December 2006)								
Value at beginning of period	$11.25	$11.25	$9.38	$13.68	$12.64	$12.67		
Value at end of period	$12.09	$12.45	$11.25	$9.38	$13.68	$12.64		
Number of accumulation units outstanding at end of period	124	0	713	8,300	8,417	5		
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$13.91	$12.06	$10.31	$11.69				
Value at end of period	$14.23	$12.89	$12.06	$10.31				
Number of accumulation units outstanding at end of period	5,413	0	0	757				
PIONEER EMERGING MARKETS VCT PORTFOLIO								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$10.26							
Value at end of period	$7.86							
Number of accumulation units outstanding at end of period	5,681							
PIONEER HIGH YIELD FUND								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$14.18	$12.19	$7.61	$12.21	$11.55	$10.56	$10.43	$9.57
Value at end of period	$13.78	$14.18	$12.19	$7.61	$12.21	$11.55	$10.56	$10.43
Number of accumulation units outstanding at end of period	11,475	7,811	3,654	19,312	16,094	4,063	2,469	2,447
T. ROWE PRICE MID-CAP VALUE FUND								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$15.55	$13.55	$9.36	$14.50	$14.62	$12.32	$11.60	$9.81
Value at end of period	$14.60	$15.55	$13.55	$9.36	$14.50	$14.62	$12.32	$11.60
Number of accumulation units outstanding at end of period	3,589	3,446	4,403	4,500	5,431	7,212	5,555	7,662
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$13.00	$11.72	$8.82	$14.64	$13.36	$12.19	$10.80	$9.74
Value at end of period	$12.22	$13.00	$11.72	$8.82	$14.64	$13.36	$12.19	$10.80
Number of accumulation units outstanding at end of period	63,790	54,534	51,448	55,641	29,495	15,726	11,028	4,724
THE INCOME FUND OF AMERICA®								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$13.07	$11.82	$9.61	$13.70	$13.37	$11.25	$11.02	$9.65
Value at end of period	$13.63	$13.07	$11.82	$9.61	$13.70	$13.37	$11.25	$11.02
Number of accumulation units outstanding at end of period	4,972	2,937	7,733	6,828	2,355	2,588	1,015	1,294
WANGER INTERNATIONAL								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$10.70							
Value at end of period	$8.72							
Number of accumulation units outstanding at end of period	2,082							
WANGER SELECT								
(Funds were first received in this option during September 2011)								
Value at beginning of period	$10.00							
Value at end of period	$10.89							
Number of accumulation units outstanding at end of period	245							

CFI 141

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
WASHINGTON MUTUAL INVESTORS FUND℠								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.39	$10.18	$8.66	$13.10	$12.76	$10.95	$10.71	$9.75
Value at end of period	$12.05	$11.39	$10.18	$8.66	$13.10	$12.76	$10.95	$10.71
Number of accumulation units outstanding at end of period	11,245	7,714	5,980	6,316	2,785	9,015	7,004	2,066
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$14.50	$11.97	$9.32	$13.82	$15.05			
Value at end of period	$14.03	$14.50	$11.97	$9.32	$13.82			
Number of accumulation units outstanding at end of period	0	0	0	5,060	5,224			

TABLE 18
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006	2005
AMERICAN BALANCED FUND®							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$12.22	$10.95	$9.16	$12.48	$11.86	$10.75	$10.31
Value at end of period	$12.53	$12.22	$10.95	$9.16	$12.48	$11.86	$10.75
Number of accumulation units outstanding at end of period	54,471	67,685	69,233	65,199	63,383	115,360	106,951
ARIEL FUND							
(Funds were first received in this option during June 2005)							
Value at beginning of period	$12.61	$10.14	$6.29	$12.31	$12.69	$11.65	$11.76
Value at end of period	$11.04	$12.61	$10.14	$6.29	$12.31	$12.69	$11.65
Number of accumulation units outstanding at end of period	6,629	15,794	17,454	10,131	11,197	2,753	3,037
COLUMBIA℠ ACORN® FUND							
(Funds were first received in this option during August 2010)							
Value at beginning of period	$13.20	$11.06					
Value at end of period	$12.41	$13.20					
Number of accumulation units outstanding at end of period	285	231					
COLUMBIA MID CAP VALUE FUND							
(Funds were first received in this option during August 2010)							
Value at beginning of period	$9.67	$8.28					
Value at end of period	$9.15	$9.67					
Number of accumulation units outstanding at end of period	382	308					
EUROPACIFIC GROWTH FUND®							
(Funds were first received in this option during February 2007)							
Value at beginning of period	$16.97	$15.71	$11.43	$19.46	$16.59		
Value at end of period	$14.48	$16.97	$15.71	$11.43	$19.46		
Number of accumulation units outstanding at end of period	9,880	11,134	9,608	391	6,712		
FIDELITY® VIP CONTRAFUND PORTFOLIO							
(Funds were first received in this option during June 2005)							
Value at beginning of period	$14.72	$12.73	$9.51	$16.76	$14.45	$13.11	$11.81
Value at end of period	$14.16	$14.72	$12.73	$9.51	$16.76	$14.45	$13.11
Number of accumulation units outstanding at end of period	39,555	60,624	65,198	44,557	46,828	7,565	6,925

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$11.14	$9.80	$6.84				
Value at end of period	$11.09	$11.14	$9.80				
Number of accumulation units outstanding at end of period	0	9,881	9,333				
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during June 2006)							
Value at beginning of period	$15.65	$12.35	$9.67	$14.60	$15.13	$13.52	
Value at end of period	$14.89	$15.65	$12.35	$9.67	$14.60	$15.13	
Number of accumulation units outstanding at end of period	46	51	260	19,121	22,331	19,237	
FRANKLIN SMALL-MID CAP GROWTH FUND							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$14.26	$11.23	$7.93	$12.96			
Value at end of period	$13.40	$14.26	$11.23	$7.93			
Number of accumulation units outstanding at end of period	14,292	1,474	0	222			
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during June 2011)							
Value at beginning of period	$16.15						
Value at end of period	$15.56						
Number of accumulation units outstanding at end of period	9,637						
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$15.15	$12.09	$9.03	$15.51	$14.76	$12.93	$11.59
Value at end of period	$15.34	$15.15	$12.09	$9.03	$15.51	$14.76	$12.93
Number of accumulation units outstanding at end of period	5,467	5,943	11,229	43,782	42,020	26,315	18,186
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$12.06	$11.39	$10.48				
Value at end of period	$12.50	$12.06	$11.39				
Number of accumulation units outstanding at end of period	0	634	716				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO							
Value at beginning of period	$13.83	$11.80	$7.81				
Value at end of period	$12.25	$13.83	$11.80				
Number of accumulation units outstanding at end of period	2,100	7,621	7,152				
ING CLARION REAL ESTATE PORTFOLIO							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$10.40	$8.21	$6.11	$10.04	$10.36		
Value at end of period	$11.27	$10.40	$8.21	$6.11	$10.04		
Number of accumulation units outstanding at end of period	0	5,124	3,863	2,177	2,626		
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO							
(Funds were first received in this option during March 2007)							
Value at beginning of period	$10.30	$8.30	$6.72	$10.29	$10.16		
Value at end of period	$9.93	$10.30	$8.30	$6.72	$10.29		
Number of accumulation units outstanding at end of period	0	0	0	0	15		
ING DAVIS NEW YORK VENTURE PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$10.84	$9.77	$7.49	$12.21			
Value at end of period	$10.24	$10.84	$9.77	$7.49			
Number of accumulation units outstanding at end of period	883	854	0	192			

CFI 143

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO							
(Funds were first received in this option during February 2007)							
Value at beginning of period	$15.67	$12.33	$8.95	$14.85	$13.27		
Value at end of period	$13.81	$15.67	$12.33	$8.95	$14.85		
Number of accumulation units outstanding at end of period	2,976	910	291	291	1,778		
ING GNMA INCOME FUND							
(Funds were first received in this option during January 2007)							
Value at beginning of period	$12.91	$12.27	$11.80	$11.15	$10.65		
Value at end of period	$13.74	$12.91	$12.27	$11.80	$11.15		
Number of accumulation units outstanding at end of period	17,376	17,161	16,395	16,213	14,423		
ING INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$11.07	$9.84	$8.10	$13.07	$12.62	$11.16	$10.32
Value at end of period	$10.91	$11.07	$9.84	$8.10	$13.07	$12.62	$11.16
Number of accumulation units outstanding at end of period	6,037	8,840	8,671	28,238	27,246	27,897	12,861
ING INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$13.37	$11.12	$8.56	$13.89	$14.44		
Value at end of period	$13.04	$13.37	$11.12	$8.56	$13.89		
Number of accumulation units outstanding at end of period	0	0	0	0	862		
ING INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during February 2007)							
Value at beginning of period	$12.67	$10.45	$8.48	$12.95	$14.10		
Value at end of period	$12.40	$12.67	$10.45	$8.48	$12.95		
Number of accumulation units outstanding at end of period	1,496	4,548	4,108	66	927		
ING INDEX SOLUTION 2035 PORTFOLIO							
(Funds were first received in this option during March 2011)							
Value at beginning of period	$12.16						
Value at end of period	$11.19						
Number of accumulation units outstanding at end of period	331						
ING INDEX SOLUTION 2045 PORTFOLIO							
(Funds were first received in this option during March 2011)							
Value at beginning of period	$12.43						
Value at end of period	$11.29						
Number of accumulation units outstanding at end of period	527						
ING INDEX SOLUTION 2055 PORTFOLIO							
(Funds were first received in this option during December 2010)							
Value at beginning of period	$11.51	$11.53					
Value at end of period	$10.91	$11.51					
Number of accumulation units outstanding at end of period	80	3					
ING INDEX SOLUTION INCOME PORTFOLIO							
(Funds were first received in this option during March 2011)							
Value at beginning of period	$10.88						
Value at end of period	$10.90						
Number of accumulation units outstanding at end of period	186						
ING INTERMEDIATE BOND FUND							
(Funds were first received in this option during June 2005)							
Value at beginning of period	$12.15	$11.18	$10.01	$11.23	$10.72	$10.42	$10.39
Value at end of period	$12.96	$12.15	$11.18	$10.01	$11.23	$10.72	$10.42
Number of accumulation units outstanding at end of period	0	27,859	30,304	24,949	14,173	3,459	3,036

CFI 144

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$12.10	$11.16	$10.13	$11.22	$10.72	$10.43	$10.33
Value at end of period	$12.84	$12.10	$11.16	$10.13	$11.22	$10.72	$10.43
Number of accumulation units outstanding at end of period	5,599	2,391	0	292	759	8,944	9,684
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND							
(Funds were first received in this option during June 2006)							
Value at beginning of period	$16.69	$13.53	$9.39	$19.68	$18.03	$14.29	
Value at end of period	$13.61	$16.69	$13.53	$9.39	$19.68	$18.03	
Number of accumulation units outstanding at end of period	0	0	304	28,635	26,916	25,946	
ING INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during January 2007)							
Value at beginning of period	$13.05	$12.86	$10.21	$18.00	$16.07		
Value at end of period	$11.00	$13.05	$12.86	$10.21	$18.00		
Number of accumulation units outstanding at end of period	0	4,806	4,242	4,072	3,566		
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO							
(Funds were first received in this option during February 2007)							
Value at beginning of period	$11.70	$10.26	$8.06	$12.80	$13.12		
Value at end of period	$11.34	$11.70	$10.26	$8.06	$12.80		
Number of accumulation units outstanding at end of period	2,107	209	209	209	2,093		
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$14.77	$12.12	$9.74	$14.69	$14.49	$12.55	$11.54
Value at end of period	$14.89	$14.77	$12.12	$9.74	$14.69	$14.49	$12.55
Number of accumulation units outstanding at end of period	1,062	910	1,059	23,191	23,345	53,136	24,118
ING LARGE CAP VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$8.28	$7.03	$6.32	$9.16	$9.33		
Value at end of period	$8.46	$8.28	$7.03	$6.32	$9.16		
Number of accumulation units outstanding at end of period	2,655	12,309	10,178	0	6,706		
ING LARGE CAP VALUE PORTFOLIO (CLASS S)							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$8.26	$7.00	$6.47				
Value at end of period	$8.44	$8.26	$7.00				
Number of accumulation units outstanding at end of period	587	343	387				
ING MARSICO GROWTH PORTFOLIO							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$11.96	$10.08	$7.34				
Value at end of period	$11.64	$11.96	$10.08				
Number of accumulation units outstanding at end of period	0	2,945	2,399				
ING MFS TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during June 2006)							
Value at beginning of period	$12.24	$11.26	$9.65	$12.56	$12.20	$10.92	
Value at end of period	$12.30	$12.24	$11.26	$9.65	$12.56	$12.20	
Number of accumulation units outstanding at end of period	0	0	99	20,831	23,823	21,492	
ING MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during August 2010)							
Value at beginning of period	$12.29	$9.91					
Value at end of period	$12.08	$12.29					
Number of accumulation units outstanding at end of period	3,083	18,242					

	2011	2010	2009	2008	2007	2006	2005
ING MONEY MARKET PORTFOLIO							
(Funds were first received in this option during May 2011)							
Value at beginning of period	$10.65						
Value at end of period	$10.56						
Number of accumulation units outstanding at end of period	4,340						
ING OPPENHEIMER GLOBAL PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$13.37	$11.66	$8.45	$14.33	$13.61	$11.68	$9.82
Value at end of period	$12.14	$13.37	$11.66	$8.45	$14.33	$13.61	$11.68
Number of accumulation units outstanding at end of period	59	64	415	22,592	19,695	44,869	23,911
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$13.61	$12.77	$11.45	$11.58	$10.68	$10.37	$10.31
Value at end of period	$13.92	$13.61	$12.77	$11.45	$11.58	$10.68	$10.37
Number of accumulation units outstanding at end of period	23,716	22,902	20,504	56,051	53,030	64,234	17,503
ING PIONEER FUND PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$10.27	$8.96	$7.29	$11.28	$11.48		
Value at end of period	$9.70	$10.27	$8.96	$7.29	$11.28		
Number of accumulation units outstanding at end of period	0	0	0	0	2,604		
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$10.64	$9.12	$7.36	$11.12	$11.27		
Value at end of period	$9.99	$10.64	$9.12	$7.36	$11.12		
Number of accumulation units outstanding at end of period	0	88	189	189	3,227		
ING REAL ESTATE FUND							
(Funds were first received in this option during June 2006)							
Value at beginning of period	$16.38	$12.98	$10.11	$15.73	$19.03	$15.40	
Value at end of period	$17.74	$16.38	$12.98	$10.11	$15.73	$19.03	
Number of accumulation units outstanding at end of period	13,452	27,386	26,089	31,333	29,503	12,463	
ING SOLUTION 2015 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.33	$10.79					
Value at end of period	$11.13	$11.33					
Number of accumulation units outstanding at end of period	49,147	105,108					
ING SOLUTION 2025 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.79	$11.05					
Value at end of period	$11.30	$11.79					
Number of accumulation units outstanding at end of period	24,939	84,983					
ING SOLUTION 2035 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.99	$11.21					
Value at end of period	$11.31	$11.99					
Number of accumulation units outstanding at end of period	48,325	86,507					
ING SOLUTION 2045 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$12.11	$11.26					
Value at end of period	$11.35	$12.11					
Number of accumulation units outstanding at end of period	11,051	18,498					

	2011	2010	2009	2008	2007	2006	2005
ING SOLUTION 2055 PORTFOLIO							
(Funds were first received in this option during February 2011)							
Value at beginning of period	$11.76						
Value at end of period	$10.83						
Number of accumulation units outstanding at end of period	221						
ING SOLUTION INCOME PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$10.98	$10.50					
Value at end of period	$10.90	$10.98					
Number of accumulation units outstanding at end of period	89	6,512					
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$11.73	$10.68	$9.16	$12.12	$11.58	$10.80	$10.37
Value at end of period	$11.81	$11.73	$10.68	$9.16	$12.12	$11.58	$10.80
Number of accumulation units outstanding at end of period	3,999	1,284	1,220	14,986	15,880	16,615	1,773
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$11.63	$10.40	$8.40	$13.28	$12.78	$11.42	$10.51
Value at end of period	$11.17	$11.63	$10.40	$8.40	$13.28	$12.78	$11.42
Number of accumulation units outstanding at end of period	16,820	11,324	12,451	41,271	41,744	32,721	3,700
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$11.68	$10.54	$8.75	$12.73	$12.20	$11.09	$10.45
Value at end of period	$11.49	$11.68	$10.54	$8.75	$12.73	$12.20	$11.09
Number of accumulation units outstanding at end of period	8,363	6,743	5,960	31,530	27,154	26,621	5,377
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$13.69	$12.13	$8.98				
Value at end of period	$13.94	$13.69	$12.13				
Number of accumulation units outstanding at end of period	281	40,890	42,666				
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)							
(Funds were first received in this option during June 2006)							
Value at beginning of period	$12.43	$9.76	$6.73	$11.95	$10.64	$9.43	
Value at end of period	$11.85	$12.43	$9.76	$6.73	$11.95	$10.64	
Number of accumulation units outstanding at end of period	0	0	55	3,285	1,057	444	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)							
(Funds were first received in this option during June 2006)							
Value at beginning of period	$13.86	$10.92	$7.55	$13.43	$12.00	$10.64	
Value at end of period	$13.19	$13.86	$10.92	$7.55	$13.43	$12.00	
Number of accumulation units outstanding at end of period	0	0	141	12,723	11,606	12,276	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$12.37	$10.87	$8.79	$13.81	$13.55	$11.50	$10.86
Value at end of period	$12.13	$12.37	$10.87	$8.79	$13.81	$13.55	$11.50
Number of accumulation units outstanding at end of period	19,934	0	0	0	1,985	35,830	26,832

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$14.05	$13.15	$10.02	$16.79	$17.07		
Value at end of period	$13.12	$14.05	$13.15	$10.02	$16.79		
Number of accumulation units outstanding at end of period	11	11	963	27,025	27,159		
ING U.S. BOND INDEX PORTFOLIO							
(Funds were first received in this option during September 2011)							
Value at beginning of period	$11.77						
Value at end of period	$11.86						
Number of accumulation units outstanding at end of period	3,563						
LORD ABBETT CORE FIXED INCOME FUND							
(Funds were first received in this option during August 2010)							
Value at beginning of period	$10.17	$10.24					
Value at end of period	$10.57	$10.17					
Number of accumulation units outstanding at end of period	482	373					
LORD ABBETT MID-CAP VALUE FUND							
(Funds were first received in this option during June 2005)							
Value at beginning of period	$13.14	$10.59	$8.45	$14.12	$14.21	$12.79	$12.19
Value at end of period	$12.48	$13.14	$10.59	$8.45	$14.12	$14.21	$12.79
Number of accumulation units outstanding at end of period	13,692	8,464	9,939	11,410	11,369	1,881	1,671
LORD ABBETT SMALL-CAP VALUE FUND							
(Funds were first received in this option during January 2007)							
Value at beginning of period	$18.71	$15.00	$11.69	$17.15	$15.40		
Value at end of period	$17.65	$18.71	$15.00	$11.69	$17.15		
Number of accumulation units outstanding at end of period	11,065	25,401	23,401	25,996	25,563		
MASSACHUSETTS INVESTORS GROWTH STOCK FUND							
(Funds were first received in this option during June 2006)							
Value at beginning of period	$12.33	$10.93	$7.88	$12.64	$11.48	$10.25	
Value at end of period	$12.35	$12.33	$10.93	$7.88	$12.64	$11.48	
Number of accumulation units outstanding at end of period	266	272	501	22,059	19,252	17,851	
MUTUAL GLOBAL DISCOVERY FUND							
(Funds were first received in this option during June 2005)							
Value at beginning of period	$16.70	$15.21	$12.72	$17.58	$16.02	$13.17	$12.06
Value at end of period	$16.02	$16.70	$15.21	$12.72	$17.58	$16.02	$13.17
Number of accumulation units outstanding at end of period	16,303	32,978	35,668	21,157	18,620	2,897	2,485
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$10.69	$8.84	$6.87	$11.39	$11.39		
Value at end of period	$10.23	$10.69	$8.84	$6.87	$11.39		
Number of accumulation units outstanding at end of period	0	1,707	1,224	854	101		
NEW PERSPECTIVE FUND®							
(Funds were first received in this option during January 2007)							
Value at beginning of period	$15.32	$13.77	$10.14	$16.53	$14.49		
Value at end of period	$13.98	$15.32	$13.77	$10.14	$16.53		
Number of accumulation units outstanding at end of period	0	13,899	12,505	8,826	7,889		
OPPENHEIMER DEVELOPING MARKETS FUND							
(Funds were first received in this option during January 2007)							
Value at beginning of period	$34.43	$27.43	$15.27	$29.72	$22.20		
Value at end of period	$27.88	$34.43	$27.43	$15.27	$29.72		
Number of accumulation units outstanding at end of period	1,080	10,987	9,013	8,722	7,807		

	2011	2010	2009	2008	2007	2006	2005
OPPENHEIMER INTERNATIONAL BOND FUND							
(Funds were first received in this option during August 2010)							
Value at beginning of period	$10.74	$10.56					
Value at end of period	$10.58	$10.74					
Number of accumulation units outstanding at end of period	463	359					
PAX WORLD BALANCED FUND							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$12.41	$11.22	$9.20				
Value at end of period	$12.05	$12.41	$11.22				
Number of accumulation units outstanding at end of period	0	12,054	10,097				
PIONEER HIGH YIELD FUND							
(Funds were first received in this option during June 2005)							
Value at beginning of period	$14.13	$12.16	$7.59	$12.18	$11.53	$10.55	$10.22
Value at end of period	$13.72	$14.13	$12.16	$7.59	$12.18	$11.53	$10.55
Number of accumulation units outstanding at end of period	697	27,677	25,933	7,429	6,894	718	618
T. ROWE PRICE MID-CAP VALUE FUND							
(Funds were first received in this option during January 2007)							
Value at beginning of period	$15.50	$13.51	$9.34	$14.47	$14.67		
Value at end of period	$14.54	$15.50	$13.51	$9.34	$14.47		
Number of accumulation units outstanding at end of period	16,265	17,492	18,489	19,046	17,718		
TEMPLETON FOREIGN FUND							
(Funds were first received in this option during June 2005)							
Value at beginning of period	$14.51	$13.53	$9.14	$17.15	$14.80	$12.48	$11.27
Value at end of period	$12.52	$14.51	$13.53	$9.14	$17.15	$14.80	$12.48
Number of accumulation units outstanding at end of period	8,169	0	1,660	1,410	1,262	1,579	1,389
THE GROWTH FUND OF AMERICA®							
(Funds were first received in this option during June 2005)							
Value at beginning of period	$12.96	$11.69	$8.80	$14.61	$13.34	$12.17	$11.01
Value at end of period	$12.18	$12.96	$11.69	$8.80	$14.61	$13.34	$12.17
Number of accumulation units outstanding at end of period	32,653	47,401	51,157	89,477	91,972	45,614	4,047
THE INCOME FUND OF AMERICA®							
(Funds were first received in this option during June 2005)							
Value at beginning of period	$13.03	$11.78	$9.59	$13.67	$13.35	$11.24	$11.07
Value at end of period	$13.57	$13.03	$11.78	$9.59	$13.67	$13.35	$11.24
Number of accumulation units outstanding at end of period	1,418	1,334	8,434	7,781	8,037	6,486	5,288
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO							
(Funds were first received in this option during May 2007)							
Value at beginning of period	$13.73	$10.58	$7.71	$12.93	$13.39		
Value at end of period	$13.70	$13.73	$10.58	$7.71	$12.93		
Number of accumulation units outstanding at end of period	0	0	0	0	1,436		
WASHINGTON MUTUAL INVESTORS FUND℠							
(Funds were first received in this option during June 2006)							
Value at beginning of period	$11.36	$10.15	$8.64	$13.08	$12.74	$11.09	
Value at end of period	$12.00	$11.36	$10.15	$8.64	$13.08	$12.74	
Number of accumulation units outstanding at end of period	21,389	39,666	42,606	78,929	76,283	28,387	
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$14.45	$11.93	$8.27				
Value at end of period	$13.97	$14.45	$11.93				
Number of accumulation units outstanding at end of period	0	7,279	6,340				

Condensed Financial Information (continued)

TABLE 19
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.00%
(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006	2005	2004
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$10.35	$9.26	$7.75	$13.24	$12.70	$10.99	$10.74	
Value at end of period	$10.80	$10.35	$9.26	$7.75	$13.24	$12.70	$10.99	
Number of accumulation units outstanding at end of period	0	419	0	0	0	0	3,278	
ALLIANZ NFJ SMALL-CAP VALUE FUND								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$17.59	$14.25	$11.64	$16.02	$15.28	$13.04	$11.56	
Value at end of period	$17.75	$17.59	$14.25	$11.64	$16.02	$15.28	$13.04	
Number of accumulation units outstanding at end of period	8,858	6,260	0	6,834	6,490	6,684	7,055	
AMANA INCOME FUND								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$13.19							
Value at end of period	$13.40							
Number of accumulation units outstanding at end of period	30							
AMERICAN BALANCED FUND®								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$12.18	$10.92	$9.13	$12.46	$11.85	$10.74	$10.52	
Value at end of period	$12.48	$12.18	$10.92	$9.13	$12.46	$11.85	$10.74	
Number of accumulation units outstanding at end of period	55,805	51,024	26,427	38,849	27,174	29,682	14,073	
ARIEL APPRECIATION FUND								
(Funds were first received in this option during January 2010)								
Value at beginning of period	$13.06	$10.65						
Value at end of period	$11.93	$13.06						
Number of accumulation units outstanding at end of period	808	746						
ARIEL FUND								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$12.57	$10.11	$6.27	$12.29	$12.67	$11.64	$11.54	
Value at end of period	$11.00	$12.57	$10.11	$6.27	$12.29	$12.67	$11.64	
Number of accumulation units outstanding at end of period	1,100	4,654	2,402	1,903	2,738	6,068	8,534	
BLACKROCK EQUITY DIVIDEND FUND								
(Funds were first received in this option during January 2011)								
Value at beginning of period	$11.83							
Value at end of period	$12.29							
Number of accumulation units outstanding at end of period	2,354							
COLUMBIA MID CAP VALUE FUND								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$9.65	$7.95	$5.74					
Value at end of period	$9.13	$9.65	$7.95					
Number of accumulation units outstanding at end of period	3,194	0	48					
CRM MID CAP VALUE FUND								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$15.46							
Value at end of period	$13.02							
Number of accumulation units outstanding at end of period	66							

CFI 150

	2011	2010	2009	2008	2007	2006	2005	2004
DODGE & COX INTERNATIONAL STOCK FUND								
(Funds were first received in this option during January 2011)								
Value at beginning of period	$11.87							
Value at end of period	$9.75							
Number of accumulation units outstanding at end of period	1,200							
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$16.91	$15.66	$11.40	$19.43	$16.55	$13.76	$11.48	
Value at end of period	$14.42	$16.91	$15.66	$11.40	$19.43	$16.55	$13.76	
Number of accumulation units outstanding at end of period	14,030	19,391	25,708	17,629	7,921	10,394	7,329	
FIDELITY® ADVISOR NEW INSIGHTS FUND								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$12.04							
Value at end of period	$11.92							
Number of accumulation units outstanding at end of period	1,998							
FIDELITY® VIP CONTRAFUND PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$14.67	$12.69	$9.48	$16.73	$14.43	$13.10	$11.36	$10.31
Value at end of period	$14.10	$14.67	$12.69	$9.48	$16.73	$14.43	$13.10	$11.36
Number of accumulation units outstanding at end of period	40,200	31,700	36,123	41,661	35,531	39,270	23,773	1,845
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$11.10	$9.77	$7.61	$13.46	$13.45	$11.34	$10.56	
Value at end of period	$11.05	$11.10	$9.77	$7.61	$13.46	$13.45	$11.34	
Number of accumulation units outstanding at end of period	129	0	0	18	16	8,413	6,530	
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during January 2006)								
Value at beginning of period	$10.90	$8.91	$7.04	$13.51	$10.79	$10.48		
Value at end of period	$10.77	$10.90	$8.91	$7.04	$13.51	$10.79		
Number of accumulation units outstanding at end of period	0	41	3,932	3,415	4,829	3,987		
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$15.60	$12.31	$9.65	$14.57	$15.11	$13.07	$12.24	
Value at end of period	$14.83	$15.60	$12.31	$9.65	$14.57	$15.11	$13.07	
Number of accumulation units outstanding at end of period	2,537	1,963	2,368	4,104	1,536	0	50	
FRANKLIN SMALL-MID CAP GROWTH FUND								
(Funds were first received in this option during June 2005)								
Value at beginning of period	$14.21	$11.20	$7.91	$13.93	$12.63	$11.89	$10.89	
Value at end of period	$13.35	$14.21	$11.20	$7.91	$13.93	$12.63	$11.89	
Number of accumulation units outstanding at end of period	663	11,252	2,141	8,665	0	0	17,247	
FUNDAMENTAL INVESTORS℠								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$9.65							
Value at end of period	$8.74							
Number of accumulation units outstanding at end of period	6,999							
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$16.16	$13.38	$9.96	$12.84				
Value at end of period	$15.50	$16.16	$13.38	$9.96				
Number of accumulation units outstanding at end of period	0	9,179	0	7,245				

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING BALANCED PORTFOLIO								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$11.68	$10.36	$8.80	$11.68				
Value at end of period	$11.38	$11.68	$10.36	$8.80				
Number of accumulation units outstanding at end of period	1,530	2,058	2,160	8,397				
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$15.10	$12.05	$9.00	$15.48	$14.74	$12.92	$11.99	
Value at end of period	$15.28	$15.10	$12.05	$9.00	$15.48	$14.74	$12.92	
Number of accumulation units outstanding at end of period	10,864	14,055	5,485	17,765	11,800	2,492	1,475	
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during March 2009)								
Value at beginning of period	$12.13	$11.37	$8.94					
Value at end of period	$12.46	$12.03	$11.37					
Number of accumulation units outstanding at end of period	1	0	230					
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$13.78	$11.76	$7.79	$13.09	$11.13	$10.50	$9.46	
Value at end of period	$12.21	$13.78	$11.76	$7.79	$13.09	$11.13	$10.50	
Number of accumulation units outstanding at end of period	930	3,987	2,571	588	555	1,614	754	
ING CLARION REAL ESTATE PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$11.38	$8.20	$6.10	$10.03	$10.35			
Value at end of period	$11.24	$10.38	$8.20	$6.10	$10.03			
Number of accumulation units outstanding at end of period	1,153	0	0	0	262			
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO								
(Funds were first received in this option during May 2007)								
Value at beginning of period	$10.27	$8.28	$6.71	$10.28	$10.91			
Value at end of period	$9.90	$10.27	$8.28	$6.71	$10.28			
Number of accumulation units outstanding at end of period	0	0	0	0	1,000			
ING CORE EQUITY RESEARCH FUND								
(Funds were first received in this option during June 2009)								
Value at beginning of period	$15.11	$13.56	$11.73					
Value at end of period	$14.90	$15.11	$13.56					
Number of accumulation units outstanding at end of period	30	860	75					
ING DAVIS NEW YORK VENTURE PORTFOLIO								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$10.81	$9.74	$7.43					
Value at end of period	$10.20	$10.81	$9.74					
Number of accumulation units outstanding at end of period	739	0	819					
ING FMR(SM) DIVERSIFIED MID CAP PORTFOLIO								
(Funds were first received in this option during March 2007)								
Value at beginning of period	$15.62	$12.30	$8.93	$14.83	$13.44			
Value at end of period	$13.77	$15.62	$12.30	$8.93	$14.83			
Number of accumulation units outstanding at end of period	8,710	4,429	5,636	4,131	7,672			
ING GLOBAL BOND PORTFOLIO								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$12.09							
Value at end of period	$12.17							
Number of accumulation units outstanding at end of period	717							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING GLOBAL RESOURCES PORTFOLIO								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$15.17							
Value at end of period	$13.32							
Number of accumulation units outstanding at end of period	765							
ING GNMA INCOME FUND								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$12.87	$12.24	$11.77	$11.13	$10.63	$10.29	$10.24	
Value at end of period	$13.69	$12.87	$12.24	$11.77	$11.13	$10.63	$10.29	
Number of accumulation units outstanding at end of period	9,890	35	29,347	4,508	3,094	782	3,736	
ING GROWTH AND INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$13.94	$12.38	$11.25					
Value at end of period	$13.72	$13.94	$12.38					
Number of accumulation units outstanding at end of period	206	2,259	1,977					
ING INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$11.03	$9.81	$8.08	$13.05	$12.60	$11.15	$10.73	$9.84
Value at end of period	$10.87	$11.03	$9.81	$8.08	$13.05	$12.60	$11.15	$10.73
Number of accumulation units outstanding at end of period	14,340	20,670	28,314	21,105	9,724	9,139	2,594	2,189
ING INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$13.33	$11.09	$8.53	$13.86	$13.33	$12.35	$11.27	$10.01
Value at end of period	$12.99	$13.33	$11.09	$8.53	$13.86	$13.33	$12.35	$11.27
Number of accumulation units outstanding at end of period	4,186	4,002	8,358	5,038	5,095	1,285	970	1,025
ING INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$12.62	$10.42	$8.46	$12.92	$13.98	$12.45	$12.37	
Value at end of period	$12.36	$12.62	$10.42	$8.46	$12.92	$13.98	$12.45	
Number of accumulation units outstanding at end of period	1,484	1,897	2,674	1,075	2,493	3,792	3,096	
ING INTERMEDIATE BOND FUND								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$12.11	$11.15	$9.98	$11.20	$10.70	$10.41	$10.39	
Value at end of period	$12.91	$12.11	$11.15	$9.98	$11.20	$10.70	$10.41	
Number of accumulation units outstanding at end of period	3,007	29,735	9,979	305	0	8,902	5,862	
ING INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during March 2005)								
Value at beginning of period	$12.06	$11.13	$10.11	$11.20	$10.70	$10.42	$10.25	
Value at end of period	$12.79	$12.06	$11.13	$10.11	$11.20	$10.70	$10.42	
Number of accumulation units outstanding at end of period	14,817	502	12,928	2,716	2,792	1,338	331	
ING INTERNATIONAL INDEX PORTFOLIO								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$7.96	$7.47	$5.40					
Value at end of period	$6.90	$7.96	$7.47					
Number of accumulation units outstanding at end of period	0	0	111					
ING INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$13.01	$12.82	$10.18	$17.96	$16.00	$12.48	$11.30	
Value at end of period	$10.95	$13.01	$12.82	$10.18	$17.96	$16.00	$12.48	
Number of accumulation units outstanding at end of period	840	0	977	990	847	3,349	794	

CFI 153

	2011	2010	2009	2008	2007	2006	2005	2004
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$11.66	$10.23	$8.04	$12.78	$13.21	$11.51	$11.11	
Value at end of period	$11.30	$11.66	$10.23	$8.04	$12.78	$13.21	$11.51	
Number of accumulation units outstanding at end of period	5,753	12,323	772	3,959	3,500	2,484	3,311	
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$14.72	$12.09	$9.72	$14.66	$14.47	$12.54	$11.82	
Value at end of period	$14.84	$14.72	$12.09	$9.72	$14.66	$14.47	$12.54	
Number of accumulation units outstanding at end of period	8,240	6,046	3,466	8,891	8,090	5,232	3,893	
ING LARGE CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$8.26	$7.01	$6.31	$9.15	$9.33			
Value at end of period	$8.44	$8.26	$7.01	$6.31	$9.15			
Number of accumulation units outstanding at end of period	7,507	0	0	260	169			
ING MARSICO GROWTH PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$11.92	$10.06	$7.89	$13.36	$11.83	$11.40	$10.66	
Value at end of period	$11.60	$11.92	$10.06	$7.89	$13.36	$11.83	$11.40	
Number of accumulation units outstanding at end of period	285	0	0	160	96	665	377	
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$12.20	$11.22	$9.22					
Value at end of period	$12.25	$12.20	$11.22					
Number of accumulation units outstanding at end of period	0	0	771					
ING MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during August 2010)								
Value at beginning of period	$12.28	$9.91						
Value at end of period	$12.07	$12.28						
Number of accumulation units outstanding at end of period	9,546	11,266						
ING MONEY MARKET PORTFOLIO								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$10.68	$10.81	$10.94	$10.93				
Value at end of period	$10.52	$10.68	$10.81	$10.94				
Number of accumulation units outstanding at end of period	2,398	0	950	942				
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$13.33	$11.63	$8.44	$14.31	$13.60	$11.67	$9.88	
Value at end of period	$12.10	$13.33	$11.63	$8.44	$14.31	$13.60	$11.67	
Number of accumulation units outstanding at end of period	6,084	3,674	7,638	9,681	6,919	3,932	3,199	
ING PIMCO HIGH YIELD PORTFOLIO								
(Funds were first received in this option during January 2011)								
Value at beginning of period	$13.85							
Value at end of period	$14.23							
Number of accumulation units outstanding at end of period	13,928							
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$13.56	$12.73	$11.42	$11.56	$10.67	$10.36	$10.30	
Value at end of period	$13.86	$13.56	$12.73	$11.42	$11.56	$10.67	$10.36	
Number of accumulation units outstanding at end of period	48,957	45,857	25,393	40,172	20,424	9,806	15,132	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING PIONEER FUND PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$10.25	$8.94	$6.81					
Value at end of period	$9.67	$10.25	$8.94					
Number of accumulation units outstanding at end of period	0	754	5,432					
ING PIONEER FUND PORTFOLIO (CLASS S)								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$10.21	$8.91	$6.85					
Value at end of period	$9.64	$10.21	$8.91					
Number of accumulation units outstanding at end of period	0	0	184					
ING PIONEER HIGH YIELD PORTFOLIO								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$14.99	$12.75	$7.73	$10.64				
Value at end of period	$14.70	$14.99	$12.75	$7.73				
Number of accumulation units outstanding at end of period	0	0	0	14				
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.61	$9.10	$7.35	$11.11	$11.26			
Value at end of period	$9.96	$10.61	$9.10	$7.35	$11.11			
Number of accumulation units outstanding at end of period	3,584	4,413	14,412	606	400			
ING REAL ESTATE FUND								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$16.32	$12.94	$10.08	$15.70	$19.00	$14.11	$13.48	
Value at end of period	$17.67	$16.32	$12.94	$10.08	$15.70	$19.00	$14.11	
Number of accumulation units outstanding at end of period	5,005	4,842	7,282	4,032	2,447	15,851	8,697	
ING RUSSELL™ MID CAP INDEX PORTFOLIO								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$10.12	$8.19	$5.90					
Value at end of period	$9.81	$10.12	$8.19					
Number of accumulation units outstanding at end of period	0	0	2,816					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$10.85	$8.69	$6.57					
Value at end of period	$10.29	$10.85	$8.69					
Number of accumulation units outstanding at end of period	0	0	42					
ING SMALLCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$16.64							
Value at end of period	$16.78							
Number of accumulation units outstanding at end of period	1,267							
ING SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during August 2005)								
Value at beginning of period	$15.50	$12.59	$9.97	$14.60	$13.93	$12.05	$11.44	
Value at end of period	$14.97	$15.50	$12.59	$9.97	$14.60	$13.93	$12.05	
Number of accumulation units outstanding at end of period	926	0	158	111	42	0	34	
ING SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.32	$10.79						
Value at end of period	$11.12	$11.32						
Number of accumulation units outstanding at end of period	86,262	40,512						

CFI 155

	2011	2010	2009	2008	2007	2006	2005	2004
ING SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.79	$11.05						
Value at end of period	$11.29	$11.79						
Number of accumulation units outstanding at end of period	113,861	102,087						
ING SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.99	$11.20						
Value at end of period	$11.30	$11.99						
Number of accumulation units outstanding at end of period	88,192	68,623						
ING SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.11	$11.26						
Value at end of period	$11.34	$12.11						
Number of accumulation units outstanding at end of period	90,907	65,046						
ING SOLUTION 2055 PORTFOLIO								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$11.77							
Value at end of period	$10.82							
Number of accumulation units outstanding at end of period	268							
ING SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$10.97	$10.50						
Value at end of period	$10.89	$10.97						
Number of accumulation units outstanding at end of period	28,346	32,230						
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$11.69	$10.65	$9.14	$12.09	$11.56	$10.79	$10.40	
Value at end of period	$11.76	$11.69	$10.65	$9.14	$12.09	$11.56	$10.79	
Number of accumulation units outstanding at end of period	25,017	17,735	2,159	22,668	22,110	22,353	10,758	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$11.59	$10.37	$8.38	$13.25	$12.76	$11.41	$10.55	
Value at end of period	$11.13	$11.59	$10.37	$8.38	$13.25	$12.76	$11.41	
Number of accumulation units outstanding at end of period	29,372	34,752	15,994	35,346	29,104	35,524	21,242	
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$11.64	$10.51	$8.73	$12.70	$12.18	$11.08	$10.49	
Value at end of period	$11.44	$11.64	$10.51	$8.73	$12.70	$12.18	$11.08	
Number of accumulation units outstanding at end of period	11,170	15,703	4,004	23,620	25,526	18,042	30,618	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$13.65	$12.11	$9.19	$12.81	$12.41	$10.94	$10.29	
Value at end of period	$13.89	$13.65	$12.11	$9.19	$12.81	$12.41	$10.94	
Number of accumulation units outstanding at end of period	15,012	1,609	21,154	0	0	29,717	19,242	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$12.32	$10.84	$8.77	$13.79	$13.53	$11.48	$11.16	
Value at end of period	$12.08	$12.32	$10.84	$8.77	$13.79	$13.53	$11.48	
Number of accumulation units outstanding at end of period	15,362	18,508	1,947	17,183	1,208	0	820	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$12.64	$10.95	$7.76	$13.59	$12.53	$11.19	$10.50	
Value at end of period	$12.35	$12.64	$10.95	$7.76	$13.59	$12.53	$11.19	
Number of accumulation units outstanding at end of period	1,818	0	1,553	1,472	1,308	0	1,318	
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$14.01	$13.13	$10.01	$16.77	$17.05			
Value at end of period	$13.09	$14.01	$13.13	$10.01	$16.77			
Number of accumulation units outstanding at end of period	1,428	1,832	1,624	2,831	2,459			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$9.37	$8.78	$6.71	$9.38				
Value at end of period	$8.73	$9.37	$8.78	$6.71				
Number of accumulation units outstanding at end of period	0	0	0	36				
ING U.S. BOND INDEX PORTFOLIO								
(Funds were first received in this option during September 2009)								
Value at beginning of period	$11.18	$10.66	$10.61					
Value at end of period	$11.83	$11.18	$10.66					
Number of accumulation units outstanding at end of period	0	0	3,131					
INVESCO GLOBAL HEALTH CARE FUND								
(Funds were first received in this option during November 2006)								
Value at beginning of period	$32.32	$31.25	$24.80	$35.04	$31.82	$31.97		
Value at end of period	$33.29	$32.32	$31.25	$24.80	$35.04	$31.82		
Number of accumulation units outstanding at end of period	778	2,249	303	828	882	804		
INVESCO MID CAP CORE EQUITY FUND								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$14.35	$12.90	$10.03	$13.98	$12.87	$11.72	$11.28	
Value at end of period	$13.30	$14.35	$12.90	$10.03	$13.98	$12.87	$11.72	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	38	
LORD ABBETT FUNDAMENTAL EQUITY FUND								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$12.31							
Value at end of period	$11.62							
Number of accumulation units outstanding at end of period	1,711							
LORD ABBETT MID-CAP VALUE FUND								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$13.10	$10.56	$8.43	$14.09	$14.19	$13.22		
Value at end of period	$12.43	$13.10	$10.56	$8.43	$14.09	$14.19		
Number of accumulation units outstanding at end of period	0	13,165	0	11,032	0	8,943		
LORD ABBETT SMALL-CAP VALUE FUND								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$18.65	$14.95	$11.66	$17.11	$15.68	$13.18	$11.78	$10.33
Value at end of period	$17.58	$18.65	$14.95	$11.66	$17.11	$15.68	$13.18	$11.78
Number of accumulation units outstanding at end of period	4,605	5,010	153	4,045	4,048	16,208	5,908	150
MUTUAL GLOBAL DISCOVERY FUND								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$16.65	$15.17	$12.69	$17.54	$16.00	$13.16	$11.46	
Value at end of period	$15.96	$16.65	$15.17	$12.69	$17.54	$16.00	$13.16	
Number of accumulation units outstanding at end of period	3,385	0	8,831	2,679	2,928	7,778	11,620	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$15.27	$13.73	$10.12	$16.50	$14.41	$12.19	$11.13	
Value at end of period	$13.92	$15.27	$13.73	$10.12	$16.50	$14.41	$12.19	
Number of accumulation units outstanding at end of period	4,525	0	8,823	152	86	10,424	2,053	
OPPENHEIMER CAPITAL APPRECIATION FUND								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$10.41	$9.65	$6.81	$12.73	$11.33	$10.66	$10.28	
Value at end of period	$10.13	$10.41	$9.65	$6.81	$12.73	$11.33	$10.66	
Number of accumulation units outstanding at end of period	7	0	0	0	0	0	12,987	
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$34.31	$27.35	$15.23	$29.66	$22.43	$18.13	$13.23	
Value at end of period	$27.77	$34.31	$27.35	$15.23	$29.66	$22.43	$18.13	
Number of accumulation units outstanding at end of period	6,285	6,245	3,365	9,218	11,295	17,828	29,430	
OPPENHEIMER GOLD & SPECIAL MINERALS FUND								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$15.33							
Value at end of period	$12.79							
Number of accumulation units outstanding at end of period	85							
OPPENHEIMER INTERNATIONAL BOND FUND								
(Funds were first received in this option during April 2011)								
Value at beginning of period	$10.93							
Value at end of period	$10.57							
Number of accumulation units outstanding at end of period	3,339							
PAX WORLD BALANCED FUND								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$12.37	$11.19	$9.33	$13.63	$12.61	$11.52	$11.03	
Value at end of period	$12.00	$12.37	$11.19	$9.33	$13.63	$12.61	$11.52	
Number of accumulation units outstanding at end of period	3	0	0	0	0	7,743	6,495	
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$12.83	$12.02	$10.28	$11.56				
Value at end of period	$14.15	$12.83	$12.02	$10.28				
Number of accumulation units outstanding at end of period	0	0	0	53				
PIONEER HIGH YIELD FUND								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$14.08	$12.12	$7.57	$12.16	$11.51	$10.54	$10.37	
Value at end of period	$13.67	$14.08	$12.12	$7.57	$12.16	$11.51	$10.54	
Number of accumulation units outstanding at end of period	5,471	7,360	11,399	7,369	4,068	15,438	14,200	
T. ROWE PRICE MID-CAP VALUE FUND								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$15.45	$13.47	$9.32	$14.44	$14.57	$12.30	$11.31	
Value at end of period	$14.48	$15.45	$13.47	$9.32	$14.44	$14.57	$12.30	
Number of accumulation units outstanding at end of period	509	0	322	162	143	0	11,378	
TEMPLETON FOREIGN FUND								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$14.46	$13.49	$9.12	$17.12	$14.78	$12.47	$12.23	
Value at end of period	$12.47	$14.46	$13.49	$9.12	$17.12	$14.78	$12.47	
Number of accumulation units outstanding at end of period	1,709	8,124	0	6,446	0	0		

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$12.91	$11.65	$8.77	$14.58	$13.32	$12.16	$10.79	$9.84
Value at end of period	$12.13	$12.91	$11.65	$8.77	$14.58	$13.32	$12.16	$10.79
Number of accumulation units outstanding at end of period	37,095	67,735	57,925	38,414	30,972	39,887	18,984	1,764
THE INCOME FUND OF AMERICA®								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$12.98	$11.75	$9.57	$13.65	$13.33	$11.23	$11.01	$10.24
Value at end of period	$13.52	$12.98	$11.75	$9.57	$13.65	$13.33	$11.23	$11.01
Number of accumulation units outstanding at end of period	15,736	4,331	12,830	11,935	13,239	0	5,704	1,180
WANGER INTERNATIONAL								
(Funds were first received in this option during September 2009)								
Value at beginning of period	$10.65	$8.34	$7.93					
Value at end of period	$8.68	$10.29	$8.34					
Number of accumulation units outstanding at end of period	3,333	0	2,091					
WANGER USA								
(Funds were first received in this option during April 2011)								
Value at beginning of period	$17.26							
Value at end of period	$15.48							
Number of accumulation units outstanding at end of period	703							
WASHINGTON MUTUAL INVESTORS FUND℠								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.32	$10.12	$8.62	$13.05	$12.72	$10.93	$10.70	$10.12
Value at end of period	$11.95	$11.32	$10.12	$8.62	$13.05	$12.72	$10.93	$10.70
Number of accumulation units outstanding at end of period	5,163	6,465	50,037	17,697	9,528	15,844	0	797
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND								
(Funds were first received in this option during September 2005)								
Value at beginning of period	$14.40	$11.90	$9.28	$13.76	$15.16	$12.65	$12.49	
Value at end of period	$13.92	$14.40	$11.90	$9.28	$13.76	$15.16	$12.65	
Number of accumulation units outstanding at end of period	0	0	0	0	0	5,444	5,209	

TABLE 20
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.05%
(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006	2005	2004
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$10.32	$9.23	$7.73	$13.22	$12.68	$10.98	$10.73	
Value at end of period	$10.76	$10.32	$9.23	$7.73	$13.22	$12.68	$10.98	
Number of accumulation units outstanding at end of period	0	0	1,741	800	554	498	512	
ALLIANZ NFJ SMALL-CAP VALUE FUND								
(Funds were first received in this option during January 2010)								
Value at beginning of period	$17.53	$13.75						
Value at end of period	$17.68	$17.53						
Number of accumulation units outstanding at end of period	0	1,643						

CFI 159

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
AMANA INCOME FUND								
(Funds were first received in this option during December 2009)								
Value at beginning of period	$13.30	$12.00	$11.93					
Value at end of period	$13.38	$13.30	$12.00					
Number of accumulation units outstanding at end of period	229	215	284					
AMERICAN BALANCED FUND®								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$12.14	$10.89	$9.11	$12.43	$11.83	$10.73	$10.54	$9.96
Value at end of period	$12.43	$12.14	$10.89	$9.11	$12.43	$11.83	$10.73	$10.54
Number of accumulation units outstanding at end of period	2,069	0	3,401	0	712	55	387	40,105
ARIEL APPRECIATION FUND								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$13.01	$11.03	$6.86	$11.75	$12.08	$11.04	$10.88	$9.99
Value at end of period	$11.89	$13.01	$11.03	$6.86	$11.75	$12.08	$11.04	$10.88
Number of accumulation units outstanding at end of period	1,074	330	10	945	6,946	0	2,368	1,563
ARIEL FUND								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$13.53	$10.08	$6.26	$12.26	$12.65	$11.63	$11.68	$10.50
Value at end of period	$10.95	$12.53	$10.08	$6.26	$12.26	$12.65	$11.63	$11.68
Number of accumulation units outstanding at end of period	779	0	0	538	1,221	3,772	3,957	9,711
COLUMBIA MID CAP VALUE FUND								
(Funds were first received in this option during November 2009)								
Value at beginning of period	$9.64	$7.94	$7.55					
Value at end of period	$9.11	$9.64	$7.94					
Number of accumulation units outstanding at end of period	419	407	132					
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$16.85	$15.61	$11.37	$19.39	$16.52	$14.77		
Value at end of period	$14.37	$16.85	$15.61	$11.37	$19.39	$16.52		
Number of accumulation units outstanding at end of period	12,996	11,685	16,897	13,673	23,442	4,075		
FIDELITY VIP CONTRAFUND PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$14.62	$12.65	$9.46	$16.70	$14.41	$13.08	$11.35	$10.22
Value at end of period	$14.05	$14.62	$12.65	$9.46	$16.70	$14.41	$13.08	$11.35
Number of accumulation units outstanding at end of period	16,901	10,192	5,387	13,269	12,229	23,560	15,281	26,766
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$11.06	$9.74	$7.59	$13.44	$13.43	$11.80		
Value at end of period	$11.01	$11.06	$9.74	$7.59	$13.44	$13.43		
Number of accumulation units outstanding at end of period	3,836	271	267	1,981	1,388	413		
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during June 2011)								
Value at beginning of period	$11.20							
Value at end of period	$10.73							
Number of accumulation units outstanding at end of period	221							
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$15.54	$12.27	$9.62	$13.35				
Value at end of period	$14.77	$15.54	$12.27	$9.62				
Number of accumulation units outstanding at end of period	4,239	719	575	4,006				

CFI 160

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
FRANKLIN SMALL-MID CAP GROWTH FUND								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$14.16	$11.16	$7.89	$13.91	$12.61	$12.57		
Value at end of period	$13.30	$14.16	$11.16	$7.89	$13.91	$12.61		
Number of accumulation units outstanding at end of period	1,122	0	0	4,031	2,286	1,847		
FUNDAMENTAL INVESTORS[SM]								
(Funds were first received in this option during December 2009)								
Value at beginning of period	$9.02	$8.01	$7.96					
Value at end of period	$8.72	$9.02	$8.01					
Number of accumulation units outstanding at end of period	2,251	3,697	1,959					
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$16.11	$13.34	$9.94	$13.67	$14.23	$13.24		
Value at end of period	$15.44	$16.11	$13.34	$9.94	$13.67	$14.23		
Number of accumulation units outstanding at end of period	0	165	480	365	295	200		
ING BALANCED PORTFOLIO								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$11.64	$10.33	$8.78	$11.65				
Value at end of period	$11.34	$11.64	$10.33	$8.78				
Number of accumulation units outstanding at end of period	0	0	0	10,371				
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$15.04	$12.02	$8.98	$15.45	$14.72	$14.21		
Value at end of period	$15.22	$15.04	$12.02	$8.98	$15.45	$14.72		
Number of accumulation units outstanding at end of period	1,539	2,911	1,962	107	5,525	149		
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during July 2007)								
Value at beginning of period	$11.99	$11.34	$9.55	$13.55	$12.90			
Value at end of period	$12.42	$11.99	$11.34	$9.55	$13.55			
Number of accumulation units outstanding at end of period	0	0	443	0	1,992			
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$13.74	$11.73	$7.77	$13.07	$11.11	$11.18		
Value at end of period	$12.16	$13.74	$11.73	$7.77	$13.07	$11.11		
Number of accumulation units outstanding at end of period	3	0	612	0	2,435	84		
ING CLARION REAL ESTATE PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.35	$8.18	$6.09	$10.02	$10.34			
Value at end of period	$11.21	$10.35	$8.18	$6.09	$10.02			
Number of accumulation units outstanding at end of period	0	322	0	0	8,182			
ING CORE EQUITY RESEARCH FUND								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$15.90							
Value at end of period	$14.88							
Number of accumulation units outstanding at end of period	317							
ING DAVIS NEW YORK VENTURE PORTFOLIO								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$10.77	$9.71	$7.46	$12.40	$12.03	$10.89		
Value at end of period	$10.16	$10.77	$9.71	$7.46	$12.40	$12.03		
Number of accumulation units outstanding at end of period	0	2,465	2,548	611	646	823		

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO								
(Funds were first received in this option during November 2006)								
Value at beginning of period	$15.58	$12.27	$8.91	$14.81	$13.09	$12.63		
Value at end of period	$13.72	$15.58	$12.27	$8.91	$14.81	$13.09		
Number of accumulation units outstanding at end of period	4,850	11,770	10,458	3,348	5,248	2,398		
ING GLOBAL BOND PORTFOLIO								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$11.85	$10.36	$8.63	$10.42				
Value at end of period	$12.14	$11.85	$10.36	$8.63				
Number of accumulation units outstanding at end of period	2,911	0	0	1,772				
ING GNMA INCOME FUND								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$12.82	$12.20	$11.74	$11.11	$10.61	$10.28	$10.13	$10.15
Value at end of period	$13.63	$12.82	$12.20	$11.74	$11.11	$10.61	$10.28	$10.13
Number of accumulation units outstanding at end of period	1,484	2,365	0	0	1,342	824	0	8,130
ING GROWTH AND INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during December 2011)								
Value at beginning of period	$13.52							
Value at end of period	$13.70							
Number of accumulation units outstanding at end of period	443							
ING INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during May 2007)								
Value at beginning of period	$10.99	$9.78	$8.06	$13.02	$13.59			
Value at end of period	$10.82	$10.99	$9.78	$8.06	$13.02			
Number of accumulation units outstanding at end of period	946	649	0	2,869	281			
ING INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$13.28	$11.05	$8.51	$13.84	$13.31	$12.34	$11.12	
Value at end of period	$12.94	$13.28	$11.05	$8.51	$13.84	$13.31	$12.34	
Number of accumulation units outstanding at end of period	1,163	159	160	3,455	698	20	182	
ING INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$12.58	$10.39	$8.44	$12.90	$13.95	$13.73		
Value at end of period	$12.31	$12.58	$10.39	$8.44	$12.90	$13.95		
Number of accumulation units outstanding at end of period	694	0	0	1,986	88	45		
ING INDEX SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.03	$10.66						
Value at end of period	$10.99	$11.03						
Number of accumulation units outstanding at end of period	1,414	2,755						
ING INDEX SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.49	$10.93						
Value at end of period	$11.17	$11.49						
Number of accumulation units outstanding at end of period	9,890	19,061						

CFI 162

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING INDEX SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.69	$11.08						
Value at end of period	$11.17	$11.69						
Number of accumulation units outstanding at end of period	9,647	14,267						
ING INDEX SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.90	$11.22						
Value at end of period	$11.27	$11.90						
Number of accumulation units outstanding at end of period	3,297	7,659						
ING INDEX SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$10.73	$10.37						
Value at end of period	$10.88	$10.73						
Number of accumulation units outstanding at end of period	3,789	3,638						
ING INTERMEDIATE BOND FUND								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$12.07	$11.12	$9.96	$11.18	$10.69	$10.40	$10.23	$10.15
Value at end of period	$12.86	$12.07	$11.12	$9.96	$11.18	$10.69	$10.40	$10.23
Number of accumulation units outstanding at end of period	1,160	0	602	11,298	19,585	967	883	427
ING INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$12.02	$11.09	$10.08	$11.17	$10.69	$10.31		
Value at end of period	$12.74	$12.02	$11.09	$10.08	$11.17	$10.69		
Number of accumulation units outstanding at end of period	2,627	1,999	2,476	0	2,728	2,955		
ING INTERNATIONAL CAPITAL APPRECIATION FUND								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$14.17	$13.18	$11.64					
Value at end of period	$11.45	$14.17	$13.18					
Number of accumulation units outstanding at end of period	0	150	132					
ING INTERNATIONAL INDEX PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$7.95	$7.56						
Value at end of period	$6.89	$7.95						
Number of accumulation units outstanding at end of period	0	98						
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$16.58	$13.45	$9.34	$19.60	$17.98	$16.40		
Value at end of period	$13.51	$16.58	$13.45	$9.34	$19.60	$17.98		
Number of accumulation units outstanding at end of period	517	0	0	0	0	60		
ING INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$12.96	$12.78	$10.16	$17.93	$16.69			
Value at end of period	$10.91	$12.96	$12.78	$10.16	$17.93			
Number of accumulation units outstanding at end of period	565	0	674	605	970			
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during November 2006)								
Value at beginning of period	$11.62	$10.20	$8.02	$12.75	$13.19	$12.71		
Value at end of period	$11.25	$11.62	$10.20	$8.02	$12.75	$13.19		
Number of accumulation units outstanding at end of period	0	0	858	1,158	1,297	535		

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$15.24	$12.81	$7.56	$15.68	$15.75			
Value at end of period	$12.31	$15.24	$12.81	$7.56	$15.68			
Number of accumulation units outstanding at end of period	0	0	0	0	4,884			
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during March 2007)								
Value at beginning of period	$14.67	$12.05	$9.69	$14.63	$14.91			
Value at end of period	$14.78	$14.67	$12.05	$9.69	$14.63			
Number of accumulation units outstanding at end of period	68	1,966	715	107	297			
ING LARGE CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$8.24	$7.00	$6.30	$9.14	$9.32			
Value at end of period	$8.41	$8.24	$7.00	$6.30	$9.14			
Number of accumulation units outstanding at end of period	4,426	3,323	3,375	524	4,115			
ING LARGE CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2011)								
Value at beginning of period	$8.37							
Value at end of period	$8.40							
Number of accumulation units outstanding at end of period	290							
ING MARSICO GROWTH PORTFOLIO								
(Funds were first received in this option during May 2009)								
Value at beginning of period	$11.89	$10.04	$8.00					
Value at end of period	$11.56	$11.89	$10.04					
Number of accumulation units outstanding at end of period	0	0	370					
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during April 2007)								
Value at beginning of period	$12.15	$11.19	$9.60	$12.51	$12.71			
Value at end of period	$12.20	$12.15	$11.19	$9.60	$12.51			
Number of accumulation units outstanding at end of period	1,458	3,211	2,507	31	24			
ING MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during August 2010)								
Value at beginning of period	$12.28	$9.91						
Value at end of period	$12.06	$12.28						
Number of accumulation units outstanding at end of period	2,824	1,042						
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$13.29	$11.60	$8.42	$14.29	$13.59	$11.67	$9.74	
Value at end of period	$12.05	$13.29	$11.60	$8.42	$14.29	$13.59	$11.67	
Number of accumulation units outstanding at end of period	3,825	1,437	1,440	4,419	0	0	3,014	
ING PIMCO HIGH YIELD PORTFOLIO								
(Funds were first received in this option during May 2009)								
Value at beginning of period	$13.75	$12.17	$9.76					
Value at end of period	$14.19	$13.75	$12.17					
Number of accumulation units outstanding at end of period	62	3,428	3,004					
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$13.51	$12.69	$11.39	$11.53	$10.65	$10.35	$10.25	$9.97
Value at end of period	$13.81	$13.51	$12.69	$11.39	$11.53	$10.65	$10.35	$10.25
Number of accumulation units outstanding at end of period	3,992	5,920	9,983	781	9,851	603	627	9,381

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING PIONEER FUND PORTFOLIO (CLASS I)								
(Funds were first received in this option during November 2009)								
Value at beginning of period	$10.22	$8.93	$8.73					
Value at end of period	$9.65	$10.22	$8.93					
Number of accumulation units outstanding at end of period	116	80	45					
ING PIONEER HIGH YIELD PORTFOLIO								
(Funds were first received in this option during November 2006)								
Value at beginning of period	$14.95	$12.73	$7.72	$11.08	$10.57	$10.36		
Value at end of period	$14.65	$14.95	$12.73	$7.72	$11.08	$10.57		
Number of accumulation units outstanding at end of period	859	306	1,064	367	290	219		
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.59	$9.08	$7.35	$11.10	$11.25			
Value at end of period	$9.94	$10.59	$9.08	$7.35	$11.10			
Number of accumulation units outstanding at end of period	2,914	131	121	0	259			
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$10.54	$9.04	$7.31	$10.16				
Value at end of period	$9.90	$10.54	$9.04	$7.31				
Number of accumulation units outstanding at end of period	0	58	0	1,570				
ING REAL ESTATE FUND								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$16.27	$12.90	$10.06	$15.67	$18.98	$14.09	$12.69	$11.22
Value at end of period	$17.60	$16.27	$12.90	$10.06	$15.67	$18.98	$14.09	$12.69
Number of accumulation units outstanding at end of period	356	0	0	0	6,012	1,412	0	12,136
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO								
(Funds were first received in this option during June 2010)								
Value at beginning of period	$13.96	$11.77						
Value at end of period	$14.36	$13.96						
Number of accumulation units outstanding at end of period	0	84						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$9.01	$8.13	$6.92					
Value at end of period	$9.12	$9.01	$8.13					
Number of accumulation units outstanding at end of period	0	2,926	3,681					
ING RUSSELL™ MID CAP INDEX PORTFOLIO								
(Funds were first received in this option during May 2009)								
Value at beginning of period	$10.11	$8.18	$6.15					
Value at end of period	$9.79	$10.11	$8.18					
Number of accumulation units outstanding at end of period	103	144	231					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO								
(Funds were first received in this option during May 2009)								
Value at beginning of period	$10.83	$8.68	$6.68					
Value at end of period	$10.28	$10.83	$8.68					
Number of accumulation units outstanding at end of period	0	56	194					
ING SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during July 2007)								
Value at beginning of period	$15.45	$12.55	$9.94	$14.57	$14.93			
Value at end of period	$14.91	$15.45	$12.55	$9.94	$14.57			
Number of accumulation units outstanding at end of period	1,079	2,303	951	47	967			

CFI 165

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.32	$10.79						
Value at end of period	$11.11	$11.32						
Number of accumulation units outstanding at end of period	12,981	10,406						
ING SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.78	$11.05						
Value at end of period	$11.28	$11.78						
Number of accumulation units outstanding at end of period	19,974	7,177						
ING SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.98	$11.20						
Value at end of period	$11.29	$11.98						
Number of accumulation units outstanding at end of period	7,540	4,297						
ING SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.10	$11.26						
Value at end of period	$11.33	$12.10						
Number of accumulation units outstanding at end of period	5,188	2,440						
ING SOLUTION 2055 PORTFOLIO								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$12.14							
Value at end of period	$10.81							
Number of accumulation units outstanding at end of period	499							
ING SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$11.33							
Value at end of period	$10.88							
Number of accumulation units outstanding at end of period	856							
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$11.65	$10.62	$9.12	$12.07	$11.55	$10.78	$10.51	$9.89
Value at end of period	$11.72	$11.65	$10.62	$9.12	$12.07	$11.55	$10.78	$10.51
Number of accumulation units outstanding at end of period	3,060	6,431	3,510	687	23,177	1,241	1,656	872
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$11.55	$10.34	$8.36	$13.23	$12.75	$11.40	$10.86	$9.85
Value at end of period	$11.08	$11.55	$10.34	$8.36	$13.23	$12.75	$11.40	$10.86
Number of accumulation units outstanding at end of period	145	1,305	1,387	1,714	12,590	2,307	1,361	540
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$11.60	$10.48	$8.71	$12.68	$12.16	$11.07	$10.70	$9.87
Value at end of period	$11.40	$11.60	$10.48	$8.71	$12.68	$12.16	$11.07	$10.70
Number of accumulation units outstanding at end of period	160	6,855	15,321	5,294	15,602	3,947	6,816	4,659
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$13.61	$12.08	$9.17	$12.80	$12.40	$11.29		
Value at end of period	$13.85	$13.61	$12.08	$9.17	$12.80	$12.40		
Number of accumulation units outstanding at end of period	4,488	2,146	2,291	0	1,803	415		

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2008)								
Value at beginning of period	$12.36	$9.72	$6.71	$10.81				
Value at end of period	$11.78	$12.36	$9.72	$6.71				
Number of accumulation units outstanding at end of period	2,159	0	0	4,991				
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during June 2011)								
Value at beginning of period	$14.26							
Value at end of period	$13.09							
Number of accumulation units outstanding at end of period	42							
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$12.28	$10.81	$8.75	$13.76	$13.51	$11.47	$11.06	
Value at end of period	$12.03	$12.28	$10.81	$8.75	$13.76	$13.51	$11.47	
Number of accumulation units outstanding at end of period	684	252	398	1,001	1,315	0	43	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$12.60	$10.92	$7.74	$13.57	$12.51	$11.18	$10.43	
Value at end of period	$12.30	$12.60	$10.92	$7.74	$13.57	$12.51	$11.18	
Number of accumulation units outstanding at end of period	673	787	1,077	251	831	0	896	
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$13.88	$12.34	$10.05					
Value at end of period	$12.03	$13.88	$12.34					
Number of accumulation units outstanding at end of period	0	0	18					
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$13.98	$13.10	$10.00	$16.76	$17.04			
Value at end of period	$13.05	$13.98	$13.10	$10.00	$16.76			
Number of accumulation units outstanding at end of period	542	417	268	0	2,107			
ING U.S. BOND INDEX PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.16	$10.90						
Value at end of period	$11.81	$11.16						
Number of accumulation units outstanding at end of period	418	350						
INVESCO GLOBAL HEALTH CARE FUND								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$32.23	$31.18	$24.76	$35.00	$31.80	$31.16		
Value at end of period	$33.18	$32.23	$31.18	$24.76	$35.00	$31.80		
Number of accumulation units outstanding at end of period	772	0	0	0	0	80		
INVESCO MID CAP CORE EQUITY FUND								
(Funds were first received in this option during December 2009)								
Value at beginning of period	$14.30	$12.87	$12.74					
Value at end of period	$13.25	$14.30	$12.87					
Number of accumulation units outstanding at end of period	99	140	82					
LAZARD U.S. MID CAP EQUITY PORTFOLIO								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$8.80	$7.24	$5.30	$8.02				
Value at end of period	$8.19	$8.80	$7.24	$5.30				
Number of accumulation units outstanding at end of period	0	0	0	46				

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
LORD ABBETT MID-CAP VALUE FUND								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$13.05	$10.53	$8.41	$14.07	$14.17	$12.77	$11.95	$10.59
Value at end of period	$12.38	$13.05	$10.53	$8.41	$14.07	$14.17	$12.77	$11.95
Number of accumulation units outstanding at end of period	0	0	0	0	0	7,063	2,747	1,787
LORD ABBETT SMALL-CAP VALUE FUND								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$18.59	$14.91	$11.63	$17.08	$15.66	$13.17	$11.78	$10.37
Value at end of period	$17.51	$18.59	$14.91	$11.63	$17.08	$15.66	$13.17	$11.78
Number of accumulation units outstanding at end of period	0	377	382	334	244	3,178	0	5,664
MASSACHUSETTS INVESTORS GROWTH STOCK FUND								
(Funds were first received in this option during February 2006)								
Value at beginning of period	$12.25	$10.87	$7.84	$12.59	$11.44	$10.79	$10.28	
Value at end of period	$12.25	$12.25	$10.87	$7.84	$12.59	$11.44	$10.79	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	9	
MUTUAL GLOBAL DISCOVERY FUND								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$16.59	$15.12	$12.66	$17.51	$15.98	$13.15	$11.54	$10.33
Value at end of period	$15.90	$16.59	$15.12	$12.66	$17.51	$15.98	$13.15	$11.54
Number of accumulation units outstanding at end of period	2,758	3,949	3,509	94	0	0	886	4,652
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.64	$8.80	$6.85	$11.37	$11.38			
Value at end of period	$10.17	$10.64	$8.80	$6.85	$11.37			
Number of accumulation units outstanding at end of period	834	0	0	441	2,108			
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during September 2007)								
Value at beginning of period	$15.22	$13.69	$10.09	$16.46	$15.45			
Value at end of period	$13.87	$15.22	$13.69	$10.09	$16.46			
Number of accumulation units outstanding at end of period	1,641	247	0	4,178	1,036			
OPPENHEIMER CAPITAL APPRECIATION FUND								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$10.38	$9.63	$6.79	$12.71	$11.31	$10.65	$10.30	$9.66
Value at end of period	$10.09	$10.38	$9.63	$6.79	$12.71	$11.31	$10.65	$10.30
Number of accumulation units outstanding at end of period	445	0	0	0	0	0	3,424	1,965
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$34.20	$27.27	$15.19	$29.60	$22.39	$18.11	$13.20	
Value at end of period	$27.66	$34.20	$27.27	$15.19	$29.60	$22.39	$18.11	
Number of accumulation units outstanding at end of period	2,355	183	215	532	1,500	9,254	6	
PAX WORLD BALANCED FUND								
(Funds were first received in this option during February 2006)								
Value at beginning of period	$12.33	$11.16	$9.31	$13.60	$12.59	$11.85		
Value at end of period	$11.95	$12.33	$11.16	$9.31	$13.60	$12.59		
Number of accumulation units outstanding at end of period	3,335	0	0	472	0	21		
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during December 2008)								
Value at beginning of period	$12.80	$12.00	$10.27	$9.99				
Value at end of period	$14.11	$12.80	$12.00	$10.27				
Number of accumulation units outstanding at end of period	5,154	11,113	10,563	397				

	2011	2010	2009	2008	2007	2006	2005	2004
PIONEER EMERGING MARKETS VCT PORTFOLIO (Funds were first received in this option during May 2009)								
Value at beginning of period	$10.33	$9.04	$7.18					
Value at end of period	$7.80	$10.33	$9.04					
Number of accumulation units outstanding at end of period	0	396	966					
PIONEER HIGH YIELD FUND (Funds were first received in this option during February 2006)								
Value at beginning of period	$14.03	$12.08	$7.55	$12.14	$11.50	$10.76		
Value at end of period	$13.62	$14.03	$12.08	$7.55	$12.14	$11.50		
Number of accumulation units outstanding at end of period	0	1,549	1,369	5,573	12,352	723		
T. ROWE PRICE MID-CAP VALUE FUND (Funds were first received in this option during April 2007)								
Value at beginning of period	$15.39	$13.43	$9.29	$14.42	$15.46			
Value at end of period	$14.43	$15.39	$13.43	$9.29	$14.42			
Number of accumulation units outstanding at end of period	0	247	271	2,215	1,512			
TEMPLETON FOREIGN FUND (Funds were first received in this option during July 2004)								
Value at beginning of period	$14.41	$13.45	$9.10	$17.09	$14.76	$12.46	$11.40	$9.84
Value at end of period	$12.42	$14.41	$13.45	$9.10	$17.09	$14.76	$12.46	$11.40
Number of accumulation units outstanding at end of period	0	105	87	1,194	811	1,216	1,124	761
THE GROWTH FUND OF AMERICA® (Funds were first received in this option during October 2004)								
Value at beginning of period	$12.87	$11.62	$8.75	$14.56	$13.30	$12.15	$10.78	$9.83
Value at end of period	$12.08	$12.87	$11.62	$8.75	$14.56	$13.30	$12.15	$10.78
Number of accumulation units outstanding at end of period	27,708	35,907	41,918	22,146	23,728	9,186	1,154	10,740
THE INCOME FUND OF AMERICA® (Funds were first received in this option during April 2006)								
Value at beginning of period	$12.94	$11.72	$9.54	$13.62	$13.31	$11.81		
Value at end of period	$13.47	$12.94	$11.72	$9.54	$13.62	$13.31		
Number of accumulation units outstanding at end of period	6,384	159	1,918	1,743	21,197	96		
VANGUARD® EQUITY INCOME PORTFOLIO (Funds were first received in this option during September 2004)								
Value at beginning of period	$12.32	$10.92	$9.51	$13.99	$13.61	$11.46	$11.19	$10.42
Value at end of period	$13.37	$12.32	$10.92	$9.51	$13.99	$13.61	$11.46	$11.19
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	465	199
WANGER INTERNATIONAL (Funds were first received in this option during December 2009)								
Value at beginning of period	$10.27	$8.33	$8.27					
Value at end of period	$8.66	$10.27	$8.33					
Number of accumulation units outstanding at end of period	214	2,621	158					
WASHINGTON MUTUAL INVESTORS FUND^SM (Funds were first received in this option during October 2004)								
Value at beginning of period	$11.28	$10.09	$8.59	$13.03	$12.71	$10.92	$10.69	$10.00
Value at end of period	$11.90	$11.28	$10.09	$8.59	$13.03	$12.71	$10.92	$10.69
Number of accumulation units outstanding at end of period	570	1,824	4,211	13,866	10,951	1,698	0	17,278
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (Funds were first received in this option during June 2011)								
Value at beginning of period	$14.30							
Value at end of period	$13.86							
Number of accumulation units outstanding at end of period	1,763							

CFI 169

Condensed Financial Information (continued)

TABLE 21
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 1.10%
(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006	2005	2004
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.								
(Funds were first received in this option during September 2007)								
Value at beginning of period	$10.28	$9.21	$7.71	$13.19	$13.59			
Value at end of period	$10.71	$10.28	$9.21	$7.71	$13.19			
Number of accumulation units outstanding at end of period	205	205	0	1,979	1,038			
ALLIANZ NFJ SMALL-CAP VALUE FUND								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$17.47	$14.42						
Value at end of period	$17.61	$17.47						
Number of accumulation units outstanding at end of period	3,158	1,800						
AMANA GROWTH FUND								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$13.75							
Value at end of period	$13.57							
Number of accumulation units outstanding at end of period	1,090							
AMANA INCOME FUND								
(Funds were first received in this option during January 2010)								
Value at beginning of period	$13.29	$11.83						
Value at end of period	$13.36	$13.29						
Number of accumulation units outstanding at end of period	1,430	261						
AMERICAN BALANCED FUND®								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$12.09	$10.85	$9.09	$12.41	$11.81	$10.72	$10.54	$9.95
Value at end of period	$12.38	$12.09	$10.85	$9.09	$12.41	$11.81	$10.72	$10.54
Number of accumulation units outstanding at end of period	8,057	8,571	9,359	8,467	3,003	2,994	2,033	307
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$11.37							
Value at end of period	$12.37							
Number of accumulation units outstanding at end of period	8,888							
ARIEL APPRECIATION FUND								
(Funds were first received in this option during July 2006)								
Value at beginning of period	$12.97	$11.00	$6.85	$11.72	$12.07	$10.61		
Value at end of period	$11.84	$12.97	$11.00	$6.85	$11.72	$12.07		
Number of accumulation units outstanding at end of period	2,892	1,103	0	6,410	4,702	16		
ARIEL FUND								
(Funds were first received in this option during September 2007)								
Value at beginning of period	$12.48	$10.05	$6.24	$12.24	$13.17			
Value at end of period	$10.91	$12.48	$10.05	$6.24	$12.24			
Number of accumulation units outstanding at end of period	4,248	2,209	4,231	8,732	3,915			
BLACKROCK EQUITY DIVIDEND FUND								
(Funds were first received in this option during October 2011)								
Value at beginning of period	$12.03							
Value at end of period	$12.27							
Number of accumulation units outstanding at end of period	457							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
COLUMBIA DIVERSIFIED EQUITY INCOME FUND								
(Funds were first received in this option during January 2009)								
Value at beginning of period	$8.89	$7.74	$6.24					
Value at end of period	$8.31	$8.89	$7.74					
Number of accumulation units outstanding at end of period	0	0	4,188					
COLUMBIA MID CAP VALUE FUND								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$9.63	$8.00						
Value at end of period	$9.10	$9.63						
Number of accumulation units outstanding at end of period	939	36						
CRM MID CAP VALUE FUND								
(Funds were first received in this option during January 2010)								
Value at beginning of period	$14.17	$12.01						
Value at end of period	$12.99	$14.17						
Number of accumulation units outstanding at end of period	104	249						
EATON VANCE LARGE-CAP VALUE FUND								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$13.20	$11.04						
Value at end of period	$12.44	$13.20						
Number of accumulation units outstanding at end of period	0	13						
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$16.79	$15.57	$11.35	$19.35	$16.50	$13.74	$11.51	$9.92
Value at end of period	$14.31	$16.79	$15.57	$11.35	$19.35	$16.50	$13.74	$11.51
Number of accumulation units outstanding at end of period	12,364	4,512	23,796	23,618	8,913	2,320	0	174
FIDELITY® VIP CONTRAFUND PORTFOLIO								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$14.57	$12.62	$9.44	$16.67	$14.39	$13.07	$11.20	
Value at end of period	$13.99	$14.57	$12.62	$9.44	$16.67	$14.39	$13.07	
Number of accumulation units outstanding at end of period	33,454	24,192	17,606	37,909	13,428	4,233	4,332	
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$11.02	$9.72	$7.57	$13.41	$13.41	$11.32	$10.70	
Value at end of period	$10.96	$11.02	$9.72	$7.57	$13.41	$13.41	$11.32	
Number of accumulation units outstanding at end of period	9,958	5,672	2,526	8,301	32	123	484	
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during December 2008)								
Value at beginning of period	$10.83	$8.85	$7.00	$7.00				
Value at end of period	$10.69	$10.83	$8.85	$7.00				
Number of accumulation units outstanding at end of period	110	23	0	1,868				
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$15.49	$12.24	$9.60	$14.52	$15.07	$13.05	$11.93	
Value at end of period	$14.71	$15.49	$12.24	$9.60	$14.52	$15.07	$13.05	
Number of accumulation units outstanding at end of period	2,333	1,020	808	3,548	640	426	272	
FRANKLIN SMALL-MID CAP GROWTH FUND								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$14.11	$11.13	$7.88	$13.88	$12.59	$11.86	$10.87	$9.38
Value at end of period	$13.25	$14.11	$11.13	$7.88	$13.88	$12.59	$11.86	$10.87
Number of accumulation units outstanding at end of period	3,394	3,746	2,953	3,809	0	1,085	0	262

CFI 171

	2011	2010	2009	2008	2007	2006	2005	2004
FUNDAMENTAL INVESTORS℠								
(Funds were first received in this option during May 2009)								
Value at beginning of period	$9.00	$8.01	$6.48					
Value at end of period	$8.71	$9.00	$8.01					
Number of accumulation units outstanding at end of period	6,871	1,808	485					
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during January 2010)								
Value at beginning of period	$16.05	$13.30						
Value at end of period	$15.38	$16.05						
Number of accumulation units outstanding at end of period	24	200						
ING BALANCED PORTFOLIO								
(Funds were first received in this option during August 2008)								
Value at beginning of period	$11.60	$10.30	$8.76	$12.35				
Value at end of period	$11.29	$11.60	$10.30	$8.76				
Number of accumulation units outstanding at end of period	0	0	0	0				
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$14.99	$11.98	$8.96	$15.42	$14.69	$12.89	$12.06	
Value at end of period	$15.16	$14.99	$11.98	$8.96	$15.42	$14.69	$12.89	
Number of accumulation units outstanding at end of period	6,990	5,828	12,116	13,645	4,053	1,170	406	
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during October 2008)								
Value at beginning of period	$11.96	$11.31	$9.53	$9.44				
Value at end of period	$12.38	$11.96	$11.31	$9.53				
Number of accumulation units outstanding at end of period	1,016	580	465	2,655				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$13.69	$11.69	$7.75	$11.38				
Value at end of period	$12.11	$13.69	$11.69	$7.75				
Number of accumulation units outstanding at end of period	3,994	1,850	2,811	1,741				
ING CLARION REAL ESTATE PORTFOLIO								
(Funds were first received in this option during June 2008)								
Value at beginning of period	$10.33	$8.17	$6.08	$9.57				
Value at end of period	$11.18	$10.33	$8.17	$6.08				
Number of accumulation units outstanding at end of period	915	204	203	2,207				
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO								
(Funds were first received in this option during November 2009)								
Value at beginning of period	$10.23	$8.25	$7.83					
Value at end of period	$9.84	$10.23	$8.25					
Number of accumulation units outstanding at end of period	170	0	7					
ING CORE EQUITY RESEARCH FUND								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$15.08	$13.55	$10.47					
Value at end of period	$14.86	$15.08	$13.55					
Number of accumulation units outstanding at end of period	775	168	439					
ING DAVIS NEW YORK VENTURE PORTFOLIO								
(Funds were first received in this option during June 2007)								
Value at beginning of period	$10.73	$9.68	$7.44	$12.37	$12.96			
Value at end of period	$10.12	$10.73	$9.68	$7.44	$12.37			
Number of accumulation units outstanding at end of period	1,314	6,410	2,446	7,366	2,007			

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO								
(Funds were first received in this option during July 2007)								
Value at beginning of period	$15.54	$12.24	$8.90	$14.79	$14.31			
Value at end of period	$13.68	$15.54	$12.24	$8.90	$14.79			
Number of accumulation units outstanding at end of period	3,960	1,620	843	7,301	3,539			
ING GLOBAL BOND PORTFOLIO								
(Funds were first received in this option during June 2009)								
Value at beginning of period	$11.83	$10.35	$9.09					
Value at end of period	$12.11	$11.83	$10.35					
Number of accumulation units outstanding at end of period	4,506	4,788	2,501					
ING GLOBAL RESOURCES PORTFOLIO								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$15.15							
Value at end of period	$13.28							
Number of accumulation units outstanding at end of period	4,267							
ING GNMA INCOME FUND								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$12.78	$12.17	$11.72	$11.09	$10.59	$10.27	$10.13	
Value at end of period	$13.58	$12.78	$12.17	$11.72	$11.09	$10.59	$10.27	
Number of accumulation units outstanding at end of period	11,490	10,246	6,869	2,606	0	0	166	
ING GROWTH AND INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$13.92	$12.37	$11.25					
Value at end of period	$13.68	$13.92	$12.37					
Number of accumulation units outstanding at end of period	1,270	1,420	1,258					
ING INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$10.95	$9.76	$8.04	$12.99	$12.56	$11.13	$10.72	$9.56
Value at end of period	$10.78	$10.95	$9.76	$8.04	$12.99	$12.56	$11.13	$10.72
Number of accumulation units outstanding at end of period	1,276	944	2,130	4,395	1,196	4,005	1,432	617
ING INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$13.23	$11.02	$8.49	$13.81	$13.29	$12.32	$11.26	$9.85
Value at end of period	$12.89	$13.23	$11.02	$8.49	$13.81	$13.29	$12.32	$11.26
Number of accumulation units outstanding at end of period	3,261	2,011	684	1,343	116	884	640	255
ING INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$12.54	$10.36	$8.42	$11.74	$13.93	$12.43	$11.39	
Value at end of period	$12.26	$12.54	$10.36	$8.42	$12.87	$13.93	$12.43	
Number of accumulation units outstanding at end of period	1,038	790	1,384	783	0	0	941	
ING INDEX SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.02	$10.66						
Value at end of period	$10.97	$11.02						
Number of accumulation units outstanding at end of period	5,983	430						
ING INDEX SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during October 2011)								
Value at beginning of period	$11.29							
Value at end of period	$11.16							
Number of accumulation units outstanding at end of period	17,741							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING INDEX SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.69	$11.07						
Value at end of period	$11.16	$11.69						
Number of accumulation units outstanding at end of period	19,601	390						
ING INDEX SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.90	$11.22						
Value at end of period	$11.26	$11.90						
Number of accumulation units outstanding at end of period	3,331	300						
ING INDEX SOLUTION 2055 PORTFOLIO								
(Funds were first received in this option during October 2011)								
Value at beginning of period	$11.08							
Value at end of period	$10.88							
Number of accumulation units outstanding at end of period	451							
ING INTERMEDIATE BOND FUND								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$12.02	$11.08	$9.93	$11.16	$10.67	$10.39	$10.23	$9.94
Value at end of period	$12.81	$12.02	$11.08	$9.93	$11.16	$10.67	$10.39	$10.23
Number of accumulation units outstanding at end of period	3,570	3,741	33,540	22,686	2,104	5,245	0	1,076
ING INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$11.97	$11.06	$10.06	$11.15	$10.96			
Value at end of period	$12.69	$11.97	$11.06	$10.06	$11.15			
Number of accumulation units outstanding at end of period	11,578	8,479	3,514	9,681	2,440			
ING INTERNATIONAL INDEX PORTFOLIO								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$7.56							
Value at end of period	$6.88							
Number of accumulation units outstanding at end of period	3,805							
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND								
(Funds were first received in this option during December 2008)								
Value at beginning of period	$16.52	$13.41	$9.32	$9.32				
Value at end of period	$13.45	$16.52	$13.41	$9.32				
Number of accumulation units outstanding at end of period	840	74	0	1,056				
ING INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$12.92	$12.7e	$10.13	$17.89	$15.95	$12.46	$11.25	
Value at end of period	$10.87	$12.92	$12.74	$10.13	$17.89	$15.95	$12.46	
Number of accumulation units outstanding at end of period	1,383	1,048	0	0	0	0	8	
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during July 2006)								
Value at beginning of period	$11.58	$10.17	$8.00	$12.73	$13.17	$11.57		
Value at end of period	$11.21	$11.58	$10.17	$8.00	$12.73	$13.17		
Number of accumulation units outstanding at end of period	996	0	13,402	15,243	0	1,198		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Funds were first received in this option during October 2008)								
Value at beginning of period	$15.20	$12.79	$7.55	$7.54				
Value at end of period	$12.28	$15.20	$12.79	$7.55				
Number of accumulation units outstanding at end of period	12,335	5,530	4,462	3,759				

CFI 174

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during July 2006)								
Value at beginning of period	$14.61	$12.02	$9.67	$14.60	$14.43	$12.91		
Value at end of period	$14.72	$14.61	$12.02	$9.67	$14.60	$14.43		
Number of accumulation units outstanding at end of period	256	2,567	8,684	10,205	1,909	574		
ING LARGE CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$8.22	$6.99	$6.29	$9.13	$9.31			
Value at end of period	$8.39	$8.22	$6.99	$6.29	$9.13			
Number of accumulation units outstanding at end of period	6,559	655	657	5,340	4,944			
ING MARSICO GROWTH PORTFOLIO								
(Funds were first received in this option during October 2008)								
Value at beginning of period	$11.86	$10.01	$7.86	$8.45				
Value at end of period	$11.52	$11.86	$10.01	$7.86				
Number of accumulation units outstanding at end of period	1,226	3,684	0	511				
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$12.11	$11.16	$9.58	$12.48	$12.15	$10.98	$10.73	
Value at end of period	$12.16	$12.11	$11.16	$9.58	$12.48	$12.15	$10.98	
Number of accumulation units outstanding at end of period	18,852	4,479	3,946	0	0	0	316	
ING MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during August 2010)								
Value at beginning of period	$12.28	$9.91						
Value at end of period	$12.05	$12.28						
Number of accumulation units outstanding at end of period	3,425	818						
ING MONEY MARKET PORTFOLIO								
(Funds were first received in this option during July 2010)								
Value at beginning of period	$10.60	$10.67						
Value at end of period	$10.44	$10.60						
Number of accumulation units outstanding at end of period	173	47						
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$13.25	$11.57	$8.40	$14.27	$13.58	$11.66	$9.74	
Value at end of period	$12.01	$13.25	$11.57	$8.40	$14.27	$13.58	$11.66	
Number of accumulation units outstanding at end of period	6,628	7,341	0	12,122	6,699	7,051	1,550	
ING PIMCO HIGH YIELD PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$13.71	$12.15	$8.23	$10.75	$10.72			
Value at end of period	$14.15	$13.71	$12.15	$8.23	$10.75			
Number of accumulation units outstanding at end of period	921	0	0	18	1,369			
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$13.47	$12.66	$11.36	$11.51	$10.64	$10.34	$10.24	
Value at end of period	$13.75	$13.47	$12.66	$11.36	$11.51	$10.64	$10.34	
Number of accumulation units outstanding at end of period	28,476	14,970	14,758	12,641	5,304	3,056	3,809	
ING PIONEER FUND PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$10.20	$8.91	$7.26	$10.35				
Value at end of period	$9.62	$10.20	$8.91	$7.26				
Number of accumulation units outstanding at end of period	0	0	1,028	533				

CFI 175

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING PIONEER FUND PORTFOLIO (CLASS S)								
(Funds were first received in this option during April 2009)								
Value at beginning of period	$10.16	$8.88	$6.94					
Value at end of period	$9.58	$10.16	$8.88					
Number of accumulation units outstanding at end of period	354	67	512					
ING PIONEER HIGH YIELD PORTFOLIO								
(Funds were first received in this option during May 2007)								
Value at beginning of period	$14.92	$12.70	$7.71	$11.07	$11.15			
Value at end of period	$14.61	$14.92	$12.70	$7.71	$11.07			
Number of accumulation units outstanding at end of period	514	441	0	1,076	6,996			
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.56	$9.07	$7.34	$11.09	$11.24			
Value at end of period	$9.91	$10.56	$9.07	$7.34	$11.09			
Number of accumulation units outstanding at end of period	324	198	1,784	179	354			
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$10.52	$9.03	$7.30	$10.19				
Value at end of period	$9.87	$10.52	$9.03	$7.30				
Number of accumulation units outstanding at end of period	2,550	1,674	1,589	2,444				
ING REAL ESTATE FUND								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$16.21	$12.86	$10.03	$15.64	$18.95	$14.08	$12.67	
Value at end of period	$17.53	$16.21	$12.86	$10.03	$15.64	$18.95	$14.08	
Number of accumulation units outstanding at end of period	4,442	1,637	2,709	4,625	1,809	2,144	2,991	
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO								
(Funds were first received in this option during October 2010)								
Value at beginning of period	$13.95	$12.89						
Value at end of period	$14.34	$13.95						
Number of accumulation units outstanding at end of period	1,046	140						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO								
(Funds were first received in this option during June 2009)								
Value at beginning of period	$8.99	$8.13	$6.91					
Value at end of period	$9.10	$8.99	$8.13					
Number of accumulation units outstanding at end of period	4,825	4,699	4,089					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$13.01	$11.84	$10.06					
Value at end of period	$12.94	$13.01	$11.84					
Number of accumulation units outstanding at end of period	4,504	3,932	4,723					
ING RUSSELL™ MID CAP INDEX PORTFOLIO								
(Funds were first received in this option during June 2009)								
Value at beginning of period	$10.10	$8.17	$6.69					
Value at end of period	$9.78	$10.10	$8.17					
Number of accumulation units outstanding at end of period	2,685	511	472					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO								
(Funds were first received in this option during June 2009)								
Value at beginning of period	$10.82	$8.67	$7.32					
Value at end of period	$10.26	$10.82	$8.67					
Number of accumulation units outstanding at end of period	3,332	662	437					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during May 2007)								
Value at beginning of period	$15.40	$12.51	$9.92	$14.55	$15.09			
Value at end of period	$14.85	$15.40	$12.51	$9.92	$14.55			
Number of accumulation units outstanding at end of period	535	66	33	0	3,652			
ING SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.31	$10.79						
Value at end of period	$11.10	$11.31						
Number of accumulation units outstanding at end of period	65,806	50,152						
ING SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.78	$11.04						
Value at end of period	$11.27	$11.78						
Number of accumulation units outstanding at end of period	54,416	66,377						
ING SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.98	$11.20						
Value at end of period	$11.28	$11.98						
Number of accumulation units outstanding at end of period	76,157	57,032						
ING SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.10	$11.25						
Value at end of period	$11.32	$12.10						
Number of accumulation units outstanding at end of period	34,417	27,319						
ING SOLUTION 2055 PORTFOLIO								
(Funds were first received in this option during June 2011)								
Value at beginning of period	$11.76							
Value at end of period	$10.80							
Number of accumulation units outstanding at end of period	57							
ING SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$10.96	$10.49						
Value at end of period	$10.87	$10.96						
Number of accumulation units outstanding at end of period	17,995	9,865						
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$11.61	$10.59	$9.09	$12.05	$11.53	$10.77	$10.48	
Value at end of period	$11.67	$11.61	$10.59	$9.09	$12.05	$11.53	$10.77	
Number of accumulation units outstanding at end of period	7,585	4,114	2,497	4,612	113	123	4,316	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$11.51	$10.31	$8.34	$13.20	$12.73	$11.38	$10.72	
Value at end of period	$11.04	$11.51	$10.31	$8.34	$13.20	$12.73	$11.38	
Number of accumulation units outstanding at end of period	1,100	747	655	1,308	1,477	949	1,054	
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$11.56	$10.45	$8.69	$12.65	$12.15	$11.06	$10.62	
Value at end of period	$11.35	$11.56	$10.45	$8.69	$12.65	$12.15	$11.06	
Number of accumulation units outstanding at end of period	8,199	6,385	4,572	6,008	1,346	1,518	2,397	

CFI 177

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Funds were first received in this option during July 2006)								
Value at beginning of period	$13.58	$12.05	$9.15	$12.78	$12.39	$11.07		
Value at end of period	$13.80	$13.58	$12.05	$9.15	$12.78	$12.39		
Number of accumulation units outstanding at end of period	11,723	6,556	14,827	26,469	209	1,638		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during December 2005)								
Value at beginning of period	$13.71	$10.82	$7.49	$13.36	$11.95	$11.09	$11.09	
Value at end of period	$13.03	$13.71	$10.82	$7.49	$13.36	$11.95	$11.09	
Number of accumulation units outstanding at end of period	0	0	0	0	966	570	310	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$12.24	$10.78	$8.73	$12.80				
Value at end of period	$11.99	$12.24	$10.78	$8.73				
Number of accumulation units outstanding at end of period	3,548	2,864	2,442	1,425				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$12.56	$10.89	$7.72	$13.54	$12.49	$11.17	$10.66	$9.54
Value at end of period	$12.26	$12.56	$10.89	$7.72	$13.54	$12.49	$11.17	$10.66
Number of accumulation units outstanding at end of period	1,978	1,583	0	0	490	5,143	193	1,127
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$13.84	$11.65						
Value at end of period	$11.99	$13.84						
Number of accumulation units outstanding at end of period	482	379						
ING TEMPLETON FOREIGN EQUITY PORTFOLIO								
(Funds were first received in this option during April 2008)								
Value at beginning of period	$10.49	$9.76	$7.49	$12.17				
Value at end of period	$9.11	$10.49	$9.76	$7.49				
Number of accumulation units outstanding at end of period	852	880	702	598				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$13.95	$13.08	$9.98	$16.75	$17.03			
Value at end of period	$13.01	$13.95	$13.08	$9.98	$16.75			
Number of accumulation units outstanding at end of period	0	0	0	6,784	2,243			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$9.32	$8.75	$6.69	$11.21	$11.69			
Value at end of period	$8.69	$9.32	$8.75	$6.69	$11.21			
Number of accumulation units outstanding at end of period	0	0	0	0	87			
INVESCO GLOBAL HEALTH CARE FUND								
(Funds were first received in this option during July 2006)								
Value at beginning of period	$32.14	$31.11	$24.72	$34.95	$31.77	$29.69		
Value at end of period	$33.07	$32.14	$31.11	$24.72	$34.95	$31.77		
Number of accumulation units outstanding at end of period	88	0	1,321	902	0	2		
INVESCO MID CAP CORE EQUITY FUND								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$14.26	$12.83	$11.97					
Value at end of period	$13.20	$14.26	$12.83					
Number of accumulation units outstanding at end of period	1,210	2,284	1,380					

CFI 178

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
LORD ABBETT MID-CAP VALUE FUND								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$13.00	$10.49	$8.39	$14.04	$14.15	$12.76	$11.95	$10.07
Value at end of period	$12.33	$13.00	$10.49	$8.39	$14.04	$14.15	$12.76	$11.95
Number of accumulation units outstanding at end of period	2,984	1,355	132	7,708	6,272	5,341	1,225	1,170
LORD ABBETT SMALL-CAP VALUE FUND								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$18.52	$14.86	$11.60	$17.05	$15.64	$13.16	$11.34	
Value at end of period	$17.44	$18.52	$14.86	$11.60	$17.05	$15.64	$13.16	
Number of accumulation units outstanding at end of period	9,219	8,430	291	645	683	954	1,204	
MASSACHUSETTS INVESTORS GROWTH STOCK FUND								
(Funds were first received in this option during October 2011)								
Value at beginning of period	$12.57							
Value at end of period	$12.20							
Number of accumulation units outstanding at end of period	546							
MUTUAL GLOBAL DISCOVERY FUND								
(Funds were first received in this option during July 2006)								
Value at beginning of period	$16.53	$15.08	$12.63	$17.48	$15.95	$13.95		
Value at end of period	$15.83	$16.53	$15.08	$12.63	$17.48	$15.95		
Number of accumulation units outstanding at end of period	1,707	1,411	1,938	3,778	828	213		
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®								
(Funds were first received in this option during December 2008)								
Value at beginning of period	$10.61	$8.79	$6.84	$6.84				
Value at end of period	$10.14	$10.61	$8.79	$6.84				
Number of accumulation units outstanding at end of period	0	0	0	123				
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during January 2005)								
Value at beginning of period	$15.17	$13.65	$10.07	$16.43	$14.37	$12.16	$10.83	
Value at end of period	$13.81	$15.17	$13.65	$10.07	$16.43	$14.37	$12.16	
Number of accumulation units outstanding at end of period	3,884	3,067	799	285	501	967	1,459	
OPPENHEIMER CAPITAL APPRECIATION FUND								
(Funds were first received in this option during September 2007)								
Value at beginning of period	$10.34	$9.60	$6.77	$12.68	$13.10			
Value at end of period	$10.05	$10.34	$9.60	$6.77	$12.68			
Number of accumulation units outstanding at end of period	1,006	1,178	675	13,185	8,539			
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$34.08	$27.19	$15.16	$29.54	$22.36	$18.10	$13.31	
Value at end of period	$27.55	$34.08	$27.19	$15.16	$29.54	$22.36	$18.10	
Number of accumulation units outstanding at end of period	4,019	843	905	1,302	789	836	1,571	
PAX WORLD BALANCED FUND								
(Funds were first received in this option during May 2005)								
Value at beginning of period	$12.28	$11.12	$9.29	$13.58	$12.57	$11.50	$10.95	
Value at end of period	$11.90	$12.28	$11.12	$9.29	$13.58	$12.57	$11.50	
Number of accumulation units outstanding at end of period	1,417	817	901	451	434	1,290	1,386	
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$12.77	$11.98	$10.26	$11.18	$11.01			
Value at end of period	$14.07	$12.77	$11.98	$10.26	$11.18			
Number of accumulation units outstanding at end of period	0	398	0	1,772	5			

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
PIONEER EMERGING MARKETS VCT PORTFOLIO								
(Funds were first received in this option during May 2009)								
Value at beginning of period	$10.31	$9.02	$6.64					
Value at end of period	$7.78	$10.31	$9.02					
Number of accumulation units outstanding at end of period	221	64	32					
PIONEER HIGH YIELD FUND								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$13.98	$12.05	$7.53	$12.11	$11.48	$10.52	$10.41	$9.76
Value at end of period	$13.56	$13.98	$12.05	$7.53	$12.11	$11.48	$10.52	$10.41
Number of accumulation units outstanding at end of period	4,819	3,704	2,405	1,191	557	4,672	404	881
T. ROWE PRICE MID-CAP VALUE FUND								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$15.34	$13.39	$12.19					
Value at end of period	$14.37	$15.34	$13.39					
Number of accumulation units outstanding at end of period	421	368	374					
TEMPLETON FOREIGN FUND								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$14.36	$13.41	$12.90					
Value at end of period	$12.38	$14.36	$13.41					
Number of accumulation units outstanding at end of period	3,039	3,834	2,533					
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$12.83	$11.58	$8.73	$14.53	$13.28	$12.14	$10.78	$9.53
Value at end of period	$12.03	$12.83	$11.58	$8.73	$14.53	$13.28	$12.14	$10.78
Number of accumulation units outstanding at end of period	34,010	20,645	38,983	56,800	26,581	9,182	2,181	2,080
THE INCOME FUND OF AMERICA®								
(Funds were first received in this option during July 2006)								
Value at beginning of period	$12.89	$11.68	$9.52	$13.59	$13.29	$11.92		
Value at end of period	$13.42	$12.89	$11.68	$9.52	$13.59	$13.29		
Number of accumulation units outstanding at end of period	3,316	0	0	6,607	0	34		
VANGUARD® EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during September 2007)								
Value at beginning of period	$12.28	$10.89	$9.49	$13.97	$14.58			
Value at end of period	$13.32	$12.28	$10.89	$9.49	$13.97			
Number of accumulation units outstanding at end of period	0	0	0	1,951	1,143			
WANGER INTERNATIONAL								
(Funds were first received in this option during October 2010)								
Value at beginning of period	$10.25	$9.68						
Value at end of period	$8.64	$10.25						
Number of accumulation units outstanding at end of period	0	186						
WANGER USA								
(Funds were first received in this option during January 2010)								
Value at beginning of period	$16.21	$12.88						
Value at end of period	$15.44	$16.21						
Number of accumulation units outstanding at end of period	171	70						
WASHINGTON MUTUAL INVESTORS FUND℠								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$11.24	$10.06	$8.57	$13.00	$12.69	$10.91	$10.69	$10.00
Value at end of period	$11.86	$11.24	$10.06	$8.57	$13.00	$12.69	$10.91	$10.69
Number of accumulation units outstanding at end of period	13,457	11,636	12	20	14,825	1,884	1,015	893

CFI 180

Condensed Financial Information (continued)

TABLE 22
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.15%
(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006	2005
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.							
(Funds were first received in this option during November 2006)							
Value at beginning of period	$10.25	$9.18	$7.69	$13.16	$12.65	$12.25	
Value at end of period	$10.67	$10.25	$9.18	$7.69	$13.16	$12.65	
Number of accumulation units outstanding at end of period	0	0	177	0	1,275	395	
AMERICAN BALANCED FUND®							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$12.05	$10.82	$9.07	$12.39	$11.79	$10.71	$10.65
Value at end of period	$12.33	$12.05	$10.82	$9.07	$12.39	$11.79	$10.71
Number of accumulation units outstanding at end of period	2,263	0	0	0	16,779	8,592	2,706
ARIEL APPRECIATION FUND							
(Funds were first received in this option during November 2006)							
Value at beginning of period	$12.92	$10.97	$6.83	$11.70	$12.05	$11.78	
Value at end of period	$11.79	$12.92	$10.97	$6.83	$11.70	$12.05	
Number of accumulation units outstanding at end of period	0	0	0	0	35	3,037	
ARIEL FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$12.44	$10.02	$6.23	$12.22	$12.62	$11.61	$11.13
Value at end of period	$10.87	$12.44	$10.02	$6.23	$12.22	$12.62	$11.61
Number of accumulation units outstanding at end of period	0	0	1,517	1,582	3,549	1,977	2,690
BLACKROCK EQUITY DIVIDEND FUND							
(Funds were first received in this option during May 2011)							
Value at beginning of period	$12.48						
Value at end of period	$12.26						
Number of accumulation units outstanding at end of period	5,234						
CAPITAL WORLD GROWTH AND INCOME FUND℠							
(Funds were first received in this option during May 2011)							
Value at beginning of period	$14.18						
Value at end of period	$12.37						
Number of accumulation units outstanding at end of period	3,501						
COLUMBIA℠ ACORN® FUND							
(Funds were first received in this option during May 2011)							
Value at beginning of period	$13.95						
Value at end of period	$12.36						
Number of accumulation units outstanding at end of period	1,419						
CRM MID CAP VALUE FUND							
(Funds were first received in this option during May 2011)							
Value at beginning of period	$15.35						
Value at end of period	$12.97						
Number of accumulation units outstanding at end of period	1,292						
EUROPACIFIC GROWTH FUND®							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$16.74	$15.52	$11.32	$19.31	$16.48	$13.73	$12.65
Value at end of period	$14.25	$16.74	$15.52	$11.32	$19.31	$16.48	$13.73
Number of accumulation units outstanding at end of period	4,941	1,377	5,050	5,113	5,994	4,534	505

CFI 181

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
FIDELITY® ADVISOR NEW INSIGHTS FUND							
(Funds were first received in this option during May 2011)							
Value at beginning of period	$12.59						
Value at end of period	$11.89						
Number of accumulation units outstanding at end of period	5,190						
FIDELITY® VIP CONTRAFUND PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$14.52	$12.58	$9.41	$16.63	$14.37	$13.06	$12.43
Value at end of period	$13.93	$14.52	$12.58	$9.41	$16.63	$14.37	$13.06
Number of accumulation units outstanding at end of period	7,233	1,318	21,222	6,404	18,511	16,055	6,992
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during January 2007)							
Value at beginning of period	$10.98	$9.69	$7.56	$13.38	$13.39		
Value at end of period	$10.92	$10.98	$9.69	$7.56	$13.38		
Number of accumulation units outstanding at end of period	0	0	1,155	768	136		
FIDELITY® VIP GROWTH PORTFOLIO							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$10.79	$8.83	$6.63				
Value at end of period	$10.65	$10.79	$8.83				
Number of accumulation units outstanding at end of period	0	0	1,652				
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$15.43	$12.20	$9.57	$14.49	$15.05	$13.04	$12.67
Value at end of period	$14.66	$15.43	$12.20	$9.57	$14.49	$15.05	$13.04
Number of accumulation units outstanding at end of period	780	582	358	797	4,382	2,428	531
FRANKLIN SMALL-MID CAP GROWTH FUND							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$14.06	$11.10	$7.86	$13.85	$12.57	$11.85	$11.47
Value at end of period	$13.19	$14.06	$11.10	$7.86	$13.85	$12.57	$11.85
Number of accumulation units outstanding at end of period	0	0	0	0	796	0	647
FUNDAMENTAL INVESTORS℠							
(Funds were first received in this option during July 2010)							
Value at beginning of period	$8.99	$7.88					
Value at end of period	$8.69	$8.99					
Number of accumulation units outstanding at end of period	0	357					
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during May 2011)							
Value at beginning of period	$16.56						
Value at end of period	$15.31						
Number of accumulation units outstanding at end of period	919						
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during July 2007)							
Value at beginning of period	$14.94	$11.95	$8.94	$15.39	$15.05		
Value at end of period	$15.10	$14.94	$11.95	$8.94	$15.39		
Number of accumulation units outstanding at end of period	2,404	766	3,538	2,585	3,195		
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during October 2007)							
Value at beginning of period	$11.93	$11.29	$9.52	$13.51	$13.89		
Value at end of period	$12.34	$11.93	$11.29	$9.52	$13.51		
Number of accumulation units outstanding at end of period	407	0	3,263	2,603	535		

	2011	2010	2009	2008	2007	2006	2005
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during September 2007)							
Value at beginning of period	$13.64	$11.66	$7.73	$13.02	$13.11		
Value at end of period	$12.06	$13.64	$11.66	$7.73	$13.02		
Number of accumulation units outstanding at end of period	0	353	703	213	115		
ING CLARION REAL ESTATE PORTFOLIO							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$10.31	$8.15	$6.08	$10.01	$10.32		
Value at end of period	$11.14	$10.31	$8.15	$6.08	$10.01		
Number of accumulation units outstanding at end of period	1,294	521	530	713	1,504		
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO							
(Funds were first received in this option during March 2008)							
Value at beginning of period	$10.20	$8.24	$6.68	$9.42			
Value at end of period	$9.81	$10.20	$8.24	$6.68			
Number of accumulation units outstanding at end of period	0	0	4	19			
ING CORE EQUITY RESEARCH FUND							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$15.07	$13.55	$10.47				
Value at end of period	$14.84	$15.07	$13.55				
Number of accumulation units outstanding at end of period	1,592	0	98				
ING DAVIS NEW YORK VENTURE PORTFOLIO							
(Funds were first received in this option during April 2006)							
Value at beginning of period	$10.69	$9.65	$7.42	$12.35	$11.99	$11.05	
Value at end of period	$10.08	$10.69	$9.65	$7.42	$12.35	$11.99	
Number of accumulation units outstanding at end of period	0	0	36	5	979	47	
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$15.49	$12.21	$8.88	$13.71			
Value at end of period	$13.63	$15.49	$12.21	$8.88			
Number of accumulation units outstanding at end of period	480	327	809	854			
ING GLOBAL BOND PORTFOLIO							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$11.81	$10.34	$8.62	$10.14			
Value at end of period	$12.08	$11.81	$10.34	$8.62			
Number of accumulation units outstanding at end of period	0	29	0	165			
ING GNMA INCOME FUND							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$13.90	$12.37	$11.25				
Value at end of period	$13.66	$13.90	$12.37				
Number of accumulation units outstanding at end of period	0	156	156				
ING GROWTH AND INCOME PORTFOLIO (CLASS S)							
(Funds were first received in this option during April 2006)							
Value at beginning of period	$12.74	$12.13	$11.69	$11.07	$10.58	$10.19	
Value at end of period	$13.53	$12.74	$12.13	$11.69	$11.07	$10.58	
Number of accumulation units outstanding at end of period	333	1,162	1,147	581	0	1,434	
ING INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$10.91	$9.73	$8.02	$12.97	$12.54	$11.12	$10.96
Value at end of period	$10.74	$10.91	$9.73	$8.02	$12.97	$12.54	$11.12
Number of accumulation units outstanding at end of period	875	826	2,692	843	1,179	311	2,073

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$13.19	$10.99	$8.47	$13.78	$13.27	$12.31	$12.01
Value at end of period	$12.84	$13.19	$10.99	$8.47	$13.78	$13.27	$12.31
Number of accumulation units outstanding at end of period	550	618	67	46	6,517	3,846	1,143
ING INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$12.49	$10.33	$8.40	$12.85	$13.91	$12.42	$12.19
Value at end of period	$12.21	$12.49	$10.33	$8.40	$12.85	$13.91	$12.42
Number of accumulation units outstanding at end of period	0	0	12	6	1,072	2,204	113
ING INDEX SOLUTION 2015 PORTFOLIO							
(Funds were first received in this option during May 2011)							
Value at beginning of period	$11.35						
Value at end of period	$10.96						
Number of accumulation units outstanding at end of period	2,096						
ING INDEX SOLUTION 2045 PORTFOLIO							
(Funds were first received in this option during May 2011)							
Value at beginning of period	$12.47						
Value at end of period	$11.25						
Number of accumulation units outstanding at end of period	790						
ING INDEX SOLUTION 2055 PORTFOLIO							
(Funds were first received in this option during May 2011)							
Value at beginning of period	$12.05						
Value at end of period	$10.87						
Number of accumulation units outstanding at end of period	1,357						
ING INTERMEDIATE BOND FUND							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$11.98	$11.05	$9.91	$11.14	$10.66	$10.38	$10.43
Value at end of period	$12.76	$11.98	$11.05	$9.91	$11.14	$10.66	$10.38
Number of accumulation units outstanding at end of period	3,199	653	5,445	4,489	6,428	2,753	2,821
ING INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during April 2006)							
Value at beginning of period	$11.93	$11.03	$10.03	$11.13	$10.66	$10.30	
Value at end of period	$12.64	$11.93	$11.03	$10.03	$11.13	$10.66	
Number of accumulation units outstanding at end of period	0	799	936	1,638	667	9,271	
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND							
(Funds were first received in this option during February 2007)							
Value at beginning of period	$16.46	$13.37	$9.30	$19.52	$18.55		
Value at end of period	$13.40	$16.46	$13.37	$9.30	$19.52		
Number of accumulation units outstanding at end of period	0	0	1,048	673	14		
ING INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during July 2011)							
Value at beginning of period	$13.16						
Value at end of period	$10.82						
Number of accumulation units outstanding at end of period	213						
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO							
(Funds were first received in this option during April 2006)							
Value at beginning of period	$11.54	$10.14	$7.98	$12.70	$13.15	$11.85	
Value at end of period	$11.17	$11.54	$10.14	$7.98	$12.70	$13.15	
Number of accumulation units outstanding at end of period	0	440	1,807	1,377	4,441	7,830	

	2011	2010	2009	2008	2007	2006	2005
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$15.17	$12.77	$7.54	$15.66	$15.72		
Value at end of period	$12.24	$15.17	$12.77	$7.54	$15.66		
Number of accumulation units outstanding at end of period	84	242	2,099	618	1,576		
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during July 2007)							
Value at beginning of period	$14.56	$11.98	$9.65	$14.57	$14.83		
Value at end of period	$14.66	$14.56	$11.98	$9.65	$14.57		
Number of accumulation units outstanding at end of period	1,490	57	1,377	1,212	2,593		
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO							
(Funds were first received in this option during May 2011)							
Value at beginning of period	$14.19						
Value at end of period	$12.82						
Number of accumulation units outstanding at end of period	1,704						
ING LARGE CAP VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$8.20	$6.98	$6.29	$9.13	$9.30		
Value at end of period	$8.37	$8.20	$6.98	$6.29	$9.13		
Number of accumulation units outstanding at end of period	990	345	5,247	4,582	92		
ING MARSICO GROWTH PORTFOLIO							
(Funds were first received in this option during October 2007)							
Value at beginning of period	$11.82	$9.99	$7.84	$13.30	$14.10		
Value at end of period	$11.48	$11.82		$7.84	$13.30		
Number of accumulation units outstanding at end of period	0	0		0	313		
ING MFS TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during September 2007)							
Value at beginning of period	$12.07	$11.13	$9.55	$12.46	$12.67		
Value at end of period	$12.11	$12.07	$11.13	$9.55	$12.46		
Number of accumulation units outstanding at end of period	0	10,570	74	27	18		
ING MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during July 2011)							
Value at beginning of period	$12.86						
Value at end of period	$12.04						
Number of accumulation units outstanding at end of period	184						
ING OPPENHEIMER GLOBAL PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$13.21	$11.55	$8.39	$14.25	$13.56	$11.66	$11.12
Value at end of period	$11.97	$13.21	$11.55	$8.39	$14.25	$13.56	$11.66
Number of accumulation units outstanding at end of period	332	0	13,688	1,018	1,405	3,522	4,383
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during November 2006)							
Value at beginning of period	$13.42	$12.62	$11.34	$11.49	$10.62	$10.59	
Value at end of period	$13.70	$13.42	$12.62	$11.34	$11.49	$10.62	
Number of accumulation units outstanding at end of period	430	2,500	1,307	158	2,875	340	
ING PIONEER FUND PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$10.17	$8.89	$7.25	$11.25	$11.44		
Value at end of period	$9.59	$10.17	$8.89	$7.25	$11.25		
Number of accumulation units outstanding at end of period	1,037	914	4,077	1,223	488		

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING PIONEER FUND PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2010)							
Value at beginning of period	$10.14	$8.72					
Value at end of period	$9.56	$10.14					
Number of accumulation units outstanding at end of period	0	260					
ING PIONEER HIGH YIELD PORTFOLIO							
(Funds were first received in this option during October 2007)							
Value at beginning of period	$14.88	$12.68	$7.70	$11.06	$11.31		
Value at end of period	$14.57	$14.88	$12.68	$7.70	$11.06		
Number of accumulation units outstanding at end of period	625	0	0	0	626		
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during September 2010)							
Value at beginning of period	$10.54	$9.49					
Value at end of period	$9.88	$10.54					
Number of accumulation units outstanding at end of period	0	29					
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)							
(Funds were first received in this option during January 2008)							
Value at beginning of period	$10.49	$9.01	$7.29	$10.50			
Value at end of period	$9.84	$10.49	$9.01	$7.29			
Number of accumulation units outstanding at end of period	0	0	0	491			
ING REAL ESTATE FUND							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$16.15	$12.82	$10.01	$15.61	$18.92	$14.07	$13.25
Value at end of period	$17.46	$16.15	$12.82	$10.01	$15.61	$18.92	$14.07
Number of accumulation units outstanding at end of period	0	139	2,726	75	1,426	1,732	200
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$8.98	$8.12	$6.91				
Value at end of period	$9.09	$8.98	$8.12				
Number of accumulation units outstanding at end of period	0	1,102	1,624				
ING SMALLCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during May 2011)							
Value at beginning of period	$18.08						
Value at end of period	$16.71						
Number of accumulation units outstanding at end of period	963						
ING SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during January 2007)							
Value at beginning of period	$15.34	$12.48	$9.89	$14.52	$13.91		
Value at end of period	$14.79	$15.34	$12.48	$9.89	$14.52		
Number of accumulation units outstanding at end of period	0	5	8,645	6	371		
ING SOLUTION 2015 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.31	$10.79					
Value at end of period	$11.08	$11.31					
Number of accumulation units outstanding at end of period	7,915	15,288					
ING SOLUTION 2025 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.77	$11.04					
Value at end of period	$11.26	$11.77					
Number of accumulation units outstanding at end of period	27,331	55,388					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING SOLUTION 2035 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.97	$11.20					
Value at end of period	$11.27	$11.97					
Number of accumulation units outstanding at end of period	15,789	15,418					
ING SOLUTION 2045 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$12.09	$11.25					
Value at end of period	$11.31	$12.09					
Number of accumulation units outstanding at end of period	10,143	12,517					
ING SOLUTION INCOME PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$10.96	$10.49					
Value at end of period	$10.86	$10.96					
Number of accumulation units outstanding at end of period	2,000	4,328					
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during April 2006)							
Value at beginning of period	$11.57	$10.55	$9.07	$12.02	$11.51	$11.05	
Value at end of period	$11.63	$11.57	$10.55	$9.07	$12.02	$11.51	
Number of accumulation units outstanding at end of period	0	0	0	0	1,499	1,334	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during October 2007)							
Value at beginning of period	$11.47	$10.28	$8.32	$13.18	$13.65		
Value at end of period	$10.99	$11.47	$10.28	$8.32	$13.18		
Number of accumulation units outstanding at end of period	0	0	199	0	91		
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO							
(Funds were first received in this option during February 2007)							
Value at beginning of period	$11.52	$10.42	$8.66	$12.63	$12.23		
Value at end of period	$11.31	$11.52	$10.42	$8.66	$12.63		
Number of accumulation units outstanding at end of period	0	0	0	0	1,903		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Funds were first received in this option during April 2006)							
Value at beginning of period	$13.54	$12.02	$9.14	$12.76	$12.38	$11.40	
Value at end of period	$13.76	$13.54	$12.02	$9.14	$12.76	$12.38	
Number of accumulation units outstanding at end of period	4,015	4,006	21,728	4,495	16,833	15	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during February 2007)							
Value at beginning of period	$12.20	$10.74	$8.70	$13.71	$13.63		
Value at end of period	$11.94	$12.20	$10.74	$8.70	$13.71		
Number of accumulation units outstanding at end of period	2,157	10	1,412	1,174	1,382		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$12.51	$10.86	$7.70	$13.51	$12.47	$11.16	$10.84
Value at end of period	$12.21	$12.51	$10.86	$7.70	$13.51	$12.47	$11.16
Number of accumulation units outstanding at end of period	0	0	382	169	1,809	0	3,054
ING TEMPLETON FOREIGN EQUITY PORTFOLIO							
(Funds were first received in this option during January 2008)							
Value at beginning of period	$10.46	$9.75	$7.48	$12.74			
Value at end of period	$9.08	$10.46	$9.75	$7.48			
Number of accumulation units outstanding at end of period	0	0	0	0			

CFI 187

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
INVESCO MID CAP CORE EQUITY FUND							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$14.21	$12.79	$9.44				
Value at end of period	$13.15	$14.21	$12.79				
Number of accumulation units outstanding at end of period	0	0	4,976				
LORD ABBETT CORE FIXED INCOME FUND							
(Funds were first received in this option during May 2011)							
Value at beginning of period	$10.18						
Value at end of period	$10.53						
Number of accumulation units outstanding at end of period	4,195						
LORD ABBETT MID-CAP VALUE FUND							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$12.96	$10.46	$8.37	$14.01	$14.13	$12.74	$12.61
Value at end of period	$12.28	$12.96	$10.46	$8.37	$14.01	$14.13	$12.74
Number of accumulation units outstanding at end of period	0	0	0	0	3,391	5,944	5,144
MASSACHUSETTS INVESTORS GROWTH STOCK FUND							
(Funds were first received in this option during February 2007)							
Value at beginning of period	$12.17	$10.80	$7.80	$12.55	$11.46		
Value at end of period	$12.16	$12.17	$10.80	$7.80	$12.55		
Number of accumulation units outstanding at end of period	0	0	0	0	80		
MUTUAL GLOBAL DISCOVERY FUND							
(Funds were first received in this option during April 2006)							
Value at beginning of period	$16.47	$15.04	$12.60	$17.44	$15.93	$14.33	
Value at end of period	$15.77	$16.47	$15.04	$12.60	$17.44	$15.93	
Number of accumulation units outstanding at end of period	362	70	2,380	2,556	3,372	986	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®							
(Funds were first received in this option during March 2008)							
Value at beginning of period	$10.59	$8.77	$6.83	$10.32			
Value at end of period	$10.11	$10.59	$8.77	$6.83			
Number of accumulation units outstanding at end of period	0	0	287	62			
NEW PERSPECTIVE FUND®							
(Funds were first received in this option during January 2007)							
Value at beginning of period	$15.11	$13.61	$10.04	$16.40	$14.30		
Value at end of period	$13.76	$15.11	$13.61	$10.04	$16.40		
Number of accumulation units outstanding at end of period	2,039	123	19	138	45		
OPPENHEIMER CAPITAL APPRECIATION FUND							
(Funds were first received in this option during November 2006)							
Value at beginning of period	$10.30	$9.57	$6.76	$12.66	$11.28	$11.13	
Value at end of period	$10.01	$10.30	$9.57	$6.76	$12.66	$11.28	
Number of accumulation units outstanding at end of period	0	0	0	0	0	5,097	
OPPENHEIMER DEVELOPING MARKETS FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$33.96	$27.11	$15.12	$29.49	$22.33	$18.08	$15.38
Value at end of period	$27.44	$33.96	$27.11	$15.12	$29.49	$22.33	$18.08
Number of accumulation units outstanding at end of period	0	178	153	117	685	747	1,970
PAX WORLD BALANCED FUND							
(Funds were first received in this option during September 2007)							
Value at beginning of period	$12.24	$11.09	$9.26	$13.55	$13.55		
Value at end of period	$11.86	$12.24	$11.09	$9.26	$13.55		
Number of accumulation units outstanding at end of period	0	127	127	127	72		

CFI 188

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
PIMCO VIT REAL RETURN PORTFOLIO							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$13.03	$11.95	$10.24	$11.54			
Value at end of period	$14.03	$12.74	$11.95	$10.24			
Number of accumulation units outstanding at end of period	1,046	0	0	306			
PIONEER EMERGING MARKETS VCT PORTFOLIO							
(Funds were first received in this option during December 2008)							
Value at beginning of period	$10.29	$9.01	$5.24	$4.59			
Value at end of period	$7.76	$10.29	$9.01	$5.24			
Number of accumulation units outstanding at end of period	151	160	77	11			
PIONEER HIGH YIELD FUND							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$13.94	$12.01	$7.52	$12.09	$11.46	$10.51	$10.55
Value at end of period	$13.51	$13.94	$12.01	$7.52	$12.09	$11.46	$10.51
Number of accumulation units outstanding at end of period	3,456	1,642	1,391	1,610	4,310	3,317	3,010
TEMPLETON FOREIGN FUND							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$14.31	$13.37	$9.05	$17.02	$14.71	$12.43	$12.16
Value at end of period	$12.33	$14.31	$13.37	$9.05	$17.02	$14.71	$12.43
Number of accumulation units outstanding at end of period	0	0	0	0	6,696	3,827	796
THE GROWTH FUND OF AMERICA®							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$12.78	$11.55	$8.71	$14.50	$13.26	$12.13	$11.58
Value at end of period	$11.98	$12.78	$11.55	$8.71	$14.50	$13.26	$12.13
Number of accumulation units outstanding at end of period	7,117	5,918	5,015	4,175	11,704	6,644	10,565
THE INCOME FUND OF AMERICA®							
(Funds were first received in this option during January 2007)							
Value at beginning of period	$12.85	$11.65	$9.50	$13.57	$13.30		
Value at end of period	$13.36	$12.85	$11.65	$9.50	$13.57		
Number of accumulation units outstanding at end of period	2,254	223	616	510	1,923		
VANGUARD® EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during November 2006)							
Value at beginning of period	$12.24	$10.86	$9.46	$13.94	$13.57	$13.19	
Value at end of period	$13.26	$12.24	$10.86	$9.46	$13.94	$13.57	
Number of accumulation units outstanding at end of period	0	0	0	0	0	577	
WASHINGTON MUTUAL INVESTORS FUND^SM							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$11.20	$10.03	$8.55	$12.98	$12.67	$10.90	$10.82
Value at end of period	$11.81	$11.20	$10.03	$8.55	$12.98	$12.67	$10.90
Number of accumulation units outstanding at end of period	0	1,571	962	406	11,593	6,544	2,601

CFI 189

Condensed Financial Information (continued)

TABLE 23
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.20%
(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006
AMERICAN BALANCED FUND®						
(Funds were first received in this option during August 2007)						
Value at beginning of period	$12.01	$10.79	$9.05	$12.36	$12.31	
Value at end of period	$12.28	$12.01	$10.79	$9.05	$12.36	
Number of accumulation units outstanding at end of period	13	3,422	2,811	1,755	463	
ARIEL FUND						
(Funds were first received in this option during April 2009)						
Value at beginning of period	$12.40	$10.00	$6.04			
Value at end of period	$10.82	$12.40	$10.00			
Number of accumulation units outstanding at end of period	1,314	1,043	1,396			
COLUMBIA MID CAP VALUE FUND						
(Funds were first received in this option during November 2009)						
Value at beginning of period	$9.60	$7.92	$7.40			
Value at end of period	$9.06	$9.60	$7.92			
Number of accumulation units outstanding at end of period	36	2	2			
DODGE & COX STOCK FUND						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$10.76					
Value at end of period	$10.86					
Number of accumulation units outstanding at end of period	41					
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$16.68	$15.48	$11.29	$19.28	$16.45	$15.26
Value at end of period	$14.20	$16.68	$15.48	$11.29	$19.28	$16.45
Number of accumulation units outstanding at end of period	6,411	9,993	7,665	205	0	119
FIDELITY® VIP CONTRAFUND PORTFOLIO						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$14.47	$12.54	$9.39	$16.60	$14.35	$13.55
Value at end of period	$13.88	$14.47	$12.54	$9.39	$16.60	$14.35
Number of accumulation units outstanding at end of period	18,546	27,242	19,650	13,788	6,635	1,784
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$10.95	$9.66	$7.54	$13.36	$13.27	
Value at end of period	$10.88	$10.95	$9.66	$7.54	$13.36	
Number of accumulation units outstanding at end of period	47	0	0	832	374	
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$10.75	$8.80	$6.97	$13.41	$10.80	
Value at end of period	$10.61	$10.75	$8.80	$6.97	$13.41	
Number of accumulation units outstanding at end of period	0	0	0	995	421	
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during July 2010)						
Value at beginning of period	$15.38	$12.60				
Value at end of period	$14.60	$15.38				
Number of accumulation units outstanding at end of period	22	567				

	2011	2010	2009	2008	2007	2006
FRANKLIN SMALL-MID CAP GROWTH FUND						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$14.01	$11.06	$7.84	$13.83	$12.56	$12.68
Value at end of period	$13.14	$14.01	$11.06	$7.84	$13.83	$12.56
Number of accumulation units outstanding at end of period	0	0	0	651	346	120
ING BALANCED PORTFOLIO						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$11.52	$10.24	$8.72	$12.30	$11.82	$11.24
Value at end of period	$11.20	$11.52	$10.24	$8.72	$12.30	$11.82
Number of accumulation units outstanding at end of period	287	285	286	223	128	58
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during September 2009)						
Value at beginning of period	$14.89	$11.91	$11.40			
Value at end of period	$15.04	$14.89	$11.91			
Number of accumulation units outstanding at end of period	1,802	2,929	1,415			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$11.89	$11.26	$9.50	$13.49	$12.64	
Value at end of period	$12.30	$11.89	$11.26	$9.50	$13.49	
Number of accumulation units outstanding at end of period	3,180	2,911	2,500	363	117	
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$13.22					
Value at end of period	$13.26					
Number of accumulation units outstanding at end of period	24					
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$13.60	$11.62	$7.71	$12.99	$11.18	
Value at end of period	$12.01	$13.60	$11.62	$7.71	$12.99	
Number of accumulation units outstanding at end of period	3,354	3,254	2,927	532	168	
ING CLARION REAL ESTATE PORTFOLIO						
(Funds were first received in this option during November 2009)						
Value at beginning of period	$10.28	$8.14	$7.08			
Value at end of period	$11.11	$10.28	$8.14			
Number of accumulation units outstanding at end of period	9,002	9,144	7,920			
ING CORE EQUITY RESEARCH FUND						
(Funds were first received in this option during December 2009)						
Value at beginning of period	$15.05	$13.54	$13.54			
Value at end of period	$14.81	$15.05	$13.54			
Number of accumulation units outstanding at end of period	2,012	1,783	1,742			
ING DAVIS NEW YORK VENTURE PORTFOLIO						
(Funds were first received in this option during August 2010)						
Value at beginning of period	$10.66	$9.12				
Value at end of period	$10.04	$10.66				
Number of accumulation units outstanding at end of period	107	1,387				
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$15.45	$12.19	$8.87	$14.75	$13.06	$12.21
Value at end of period	$13.58	$15.45	$12.19	$8.87	$14.75	$13.06
Number of accumulation units outstanding at end of period	3,753	4,775	3,613	662	115	163

CFI 191

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
ING GLOBAL RESOURCES PORTFOLIO						
(Funds were first received in this option during April 2011)						
Value at beginning of period	$16.49					
Value at end of period	$13.25					
Number of accumulation units outstanding at end of period	14					
ING INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$10.88	$9.70	$8.00	$12.94	$12.46	
Value at end of period	$10.69	$10.88	$9.70	$8.00	$12.94	
Number of accumulation units outstanding at end of period	0	1,924	1,144	1,597	1,169	
ING INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during August 2007)						
Value at beginning of period	$13.14	$10.95	$8.45	$13.75	$13.94	
Value at end of period	$12.79	$13.14	$10.95	$8.45	$13.75	
Number of accumulation units outstanding at end of period	23	1,661	1,566	1,018	478	
ING INDEX PLUS SMALLCAP PORTFOLIO						
Value at beginning of period	$12.45	$10.30	$8.38	$12.82		
Value at end of period	$12.16	$12.45	$10.30	$8.38		
Number of accumulation units outstanding at end of period	0	0	11	0		
ING INDEX SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$10.94					
Value at end of period	$10.95					
Number of accumulation units outstanding at end of period	132					
ING INDEX SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during September 2011)						
Value at beginning of period	$10.95					
Value at end of period	$11.14					
Number of accumulation units outstanding at end of period	964					
ING INDEX SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during May 2010)						
Value at beginning of period	$11.68	$10.77				
Value at end of period	$11.14	$11.68				
Number of accumulation units outstanding at end of period	48	6,135				
ING INDEX SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$11.31					
Value at end of period	$11.24					
Number of accumulation units outstanding at end of period	46					
ING INTERMEDIATE BOND FUND						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$11.94	$11.02	$9.88	$11.12	$10.64	$10.35
Value at end of period	$12.71	$11.94	$11.02	$9.88	$11.12	$10.64
Number of accumulation units outstanding at end of period	20,152	18,204	15,259	491	122	6
ING INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$11.89	$11.00	$10.01	$11.11	$10.64	$10.68
Value at end of period	$12.59	$11.89	$11.00	$10.01	$11.11	$10.64
Number of accumulation units outstanding at end of period	0	4,039	0	558	417	279

CFI 192

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
ING INTERNATIONAL INDEX PORTFOLIO						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$7.54					
Value at end of period	$6.85					
Number of accumulation units outstanding at end of period	101					
ING INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during December 2009)						
Value at beginning of period	$12.83	$12.67	$12.67			
Value at end of period	$10.78	$12.83	$12.67			
Number of accumulation units outstanding at end of period	788	772	718			
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during October 2010)						
Value at beginning of period	$11.50	$10.73				
Value at end of period	$11.12	$11.50				
Number of accumulation units outstanding at end of period	32	7				
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$15.13	$12.74	$7.53	$15.64	$15.71	
Value at end of period	$12.21	$15.13	$12.74	$7.53	$15.64	
Number of accumulation units outstanding at end of period	6,888	5,986	5,304	1,171	454	
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during June 2008)						
Value at beginning of period	$14.51	$11.95	$9.62	$13.60		
Value at end of period	$14.60	$14.51	$11.95	$9.62		
Number of accumulation units outstanding at end of period	990	6,553	609	185		
ING LARGE CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$8.18	$6.96	$6.28	$9.12	$9.30	
Value at end of period	$8.34	$8.18	$6.96	$6.28	$9.12	
Number of accumulation units outstanding at end of period	9,602	16,377	11,795	8,456	5,075	
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during October 2007)						
Value at beginning of period	$12.03	$11.09	$9.53	$12.44	$12.83	
Value at end of period	$12.06	$12.03	$11.09	$9.53	$12.44	
Number of accumulation units outstanding at end of period	0	0	0	60	10	
ING MIDCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during August 2010)						
Value at beginning of period	$12.27	$9.91				
Value at end of period	$12.03	$12.27				
Number of accumulation units outstanding at end of period	0	521				
ING MONEY MARKET PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$10.53	$10.69	$10.83	$10.73	$10.39	
Value at end of period	$10.36	$10.53	$10.69	$10.83	$10.73	
Number of accumulation units outstanding at end of period	0	0	0	1,013	1,930	
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during May 2006)						
Value at beginning of period	$13.17	$11.52	$8.37	$14.23	$13.55	$12.46
Value at end of period	$11.93	$13.17	$11.52	$8.37	$14.23	$13.55
Number of accumulation units outstanding at end of period	562	494	495	7,953	3,664	84

CFI 193

	2011	2010	2009	2008	2007	2006
ING PIMCO HIGH YIELD PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$13.65	$12.10	$8.21	$10.84		
Value at end of period	$14.07	$13.65	$12.10	$8.21		
Number of accumulation units outstanding at end of period	0	0	0	171		
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$13.37	$12.58	$11.31	$11.47	$10.63	
Value at end of period	$13.64	$13.37	$12.58	$11.31	$11.47	
Number of accumulation units outstanding at end of period	39	418	419	2,525	273	
ING PIONEER FUND PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$10.15	$8.88	$7.24	$11.24	$11.43	
Value at end of period	$9.56	$10.15	$8.88	$7.24	$11.24	
Number of accumulation units outstanding at end of period	0	0	0	1,964	736	
ING PIONEER FUND PORTFOLIO (CLASS S)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$10.11	$8.84	$7.22	$11.20	$11.40	
Value at end of period	$9.53	$10.11	$8.84	$7.22	$11.20	
Number of accumulation units outstanding at end of period	0	1,513	1,118	662	208	
ING PIONEER HIGH YIELD PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$14.85	$12.66	$7.69	$11.05	$10.56	$10.23
Value at end of period	$14.53	$14.85	$12.66	$7.69	$11.05	$10.56
Number of accumulation units outstanding at end of period	0	0	0	0	0	178
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$10.51	$9.03	$7.32	$11.07	$11.22	
Value at end of period	$9.85	$10.51	$9.03	$7.32	$11.07	
Number of accumulation units outstanding at end of period	0	0	0	592	426	
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$10.47	$8.99	$7.28	$11.03	$11.18	
Value at end of period	$9.82	$10.47	$8.99	$7.28	$11.03	
Number of accumulation units outstanding at end of period	2,689	3,714	3,313	1,074	301	
ING REAL ESTATE FUND						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$16.10	$12.79	$9.98	$15.58	$18.89	$18.71
Value at end of period	$17.39	$16.10	$12.79	$9.98	$15.58	$18.89
Number of accumulation units outstanding at end of period	1,096	942	686	2,591	1,255	1,623
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$13.82					
Value at end of period	$14.30					
Number of accumulation units outstanding at end of period	98					
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO						
(Funds were first received in this option during December 2009)						
Value at beginning of period	$8.97	$8.11	$8.11			
Value at end of period	$9.07	$8.97	$8.11			
Number of accumulation units outstanding at end of period	8,322	8,410	8,783			

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO						
(Funds were first received in this option during April 2011)						
Value at beginning of period	$13.81					
Value at end of period	$12.91					
Number of accumulation units outstanding at end of period	16					
ING RUSSELL™ MID CAP INDEX PORTFOLIO						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$10.18					
Value at end of period	$9.74					
Number of accumulation units outstanding at end of period	69					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$10.78					
Value at end of period	$10.22					
Number of accumulation units outstanding at end of period	65					
ING SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$15.29	$12.44	$9.87	$14.49	$13.65	
Value at end of period	$14.73	$15.29	$12.44	$9.87	$14.49	
Number of accumulation units outstanding at end of period	2,267	3,899	1,950	6,097	2,716	
ING SOLUTION 2015 PORTFOLIO						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$11.30	$10.79				
Value at end of period	$11.07	$11.30				
Number of accumulation units outstanding at end of period	1,623	4,535				
ING SOLUTION 2025 PORTFOLIO						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$11.76	$11.04				
Value at end of period	$11.25	$11.76				
Number of accumulation units outstanding at end of period	902	17,301				
ING SOLUTION 2035 PORTFOLIO						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$11.97	$11.20				
Value at end of period	$11.26	$11.97				
Number of accumulation units outstanding at end of period	1,728	12,732				
ING SOLUTION 2045 PORTFOLIO						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$12.08	$11.25				
Value at end of period	$11.30	$12.08				
Number of accumulation units outstanding at end of period	198	5,682				
ING SOLUTION INCOME PORTFOLIO						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$10.95	$10.49				
Value at end of period	$10.85	$10.95				
Number of accumulation units outstanding at end of period	0	2,071				
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$11.53	$10.52	$9.05	$12.00	$11.48	
Value at end of period	$11.58	$11.53	$10.52	$9.05	$12.00	
Number of accumulation units outstanding at end of period	33,704	30,262	25,040	282	129	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$11.43	$10.25	$8.30	$13.15	$12.63	
Value at end of period	$10.95	$11.43	$10.25	$8.30	$13.15	
Number of accumulation units outstanding at end of period	18,145	18,570	17,594	163	50	
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$11.48	$10.39	$8.64	$12.08		
Value at end of period	$11.26	$11.48	$10.39	$8.64		
Number of accumulation units outstanding at end of period	17,826	16,712	12,723	29		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO						
(Funds were first received in this option during October 2006)						
Value at beginning of period	$13.50	$11.99	$9.12	$12.74	$12.37	$11.79
Value at end of period	$13.71	$13.50	$11.99	$9.12	$12.74	$12.37
Number of accumulation units outstanding at end of period	270	9,352	2,634	10,245	4,872	397
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$12.27	$9.66	$6.68	$11.52		
Value at end of period	$11.68	$12.27	$9.66	$6.68		
Number of accumulation units outstanding at end of period	126	100	70	21		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$13.18					
Value at end of period	$12.93					
Number of accumulation units outstanding at end of period	32					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$12.16	$10.71	$8.68	$13.04		
Value at end of period	$11.89	$12.16	$10.71	$8.68		
Number of accumulation units outstanding at end of period	0	0	0	108		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$12.47	$10.83	$7.68	$13.49	$12.45	$12.49
Value at end of period	$12.16	$12.47	$10.83	$7.68	$13.49	$12.45
Number of accumulation units outstanding at end of period	0	4,095	3,475	3,086	845	253
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$13.76	$12.25	$9.02	$18.10	$15.21	$14.90
Value at end of period	$11.91	$13.76	$12.25	$9.02	$18.10	$15.21
Number of accumulation units outstanding at end of period	0	0	0	834	477	224
ING TEMPLETON FOREIGN EQUITY PORTFOLIO						
(Funds were first received in this option during August 2007)						
Value at beginning of period	$10.44	$9.73	$7.47	$12.73	$12.12	
Value at end of period	$9.05	$10.44	$9.73	$7.47	$12.73	
Number of accumulation units outstanding at end of period	2	2,480	2,208	1,872	438	
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$13.88	$13.03	$9.96	$16.72	$17.00	
Value at end of period	$12.94	$13.88	$13.03	$9.96	$16.72	
Number of accumulation units outstanding at end of period	3,611	3,057	2,843	1,723	1,404	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
ING U.S. BOND INDEX PORTFOLIO						
(Funds were first received in this option during March 2011)						
Value at beginning of period	$11.19					
Value at end of period	$11.75					
Number of accumulation units outstanding at end of period	48					
INVESCO MID CAP CORE EQUITY FUND						
(Funds were first received in this option during January 2007)						
Value at beginning of period	$14.16	$12.75	$9.93	$13.88	$12.72	
Value at end of period	$13.10	$14.16	$12.75	$9.93	$13.88	
Number of accumulation units outstanding at end of period	0	0	0	3,230	1,493	
LORD ABBETT MID-CAP VALUE FUND						
(Funds were first received in this option during August 2007)						
Value at beginning of period	$12.92	$10.43	$8.35	$13.99	$14.59	
Value at end of period	$12.23	$12.92	$10.43	$8.35	$13.99	
Number of accumulation units outstanding at end of period	0	1,201	906	464	372	
MUTUAL GLOBAL DISCOVERY FUND						
(Funds were first received in this option during February 2007)						
Value at beginning of period	$16.42	$14.99	$12.57	$17.41	$16.57	
Value at end of period	$15.71	$16.42	$14.99	$12.57	$17.41	
Number of accumulation units outstanding at end of period	0	2,937	1,571	1,129	530	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®						
(Funds were first received in this option during December 2007)						
Value at beginning of period	$10.56	$8.75	$6.82	$11.34	$11.35	
Value at end of period	$10.09	$10.56	$8.75	$6.82	$11.34	
Number of accumulation units outstanding at end of period	5,512	4,687	3,720	101	18	
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during November 2009)						
Value at beginning of period	$15.06	$13.57	$13.04			
Value at end of period	$13.70	$15.06	$13.57			
Number of accumulation units outstanding at end of period	2	2	2			
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$33.84	$27.03	$15.08	$29.43	$22.30	$19.67
Value at end of period	$27.33	$33.84	$27.03	$15.08	$29.43	$22.30
Number of accumulation units outstanding at end of period	805	685	542	1,808	2,529	1,066
PAX WORLD BALANCED FUND						
(Funds were first received in this option during March 2006)						
Value at beginning of period	$12.20	$11.06	$9.24	$13.53	$12.53	$11.92
Value at end of period	$11.81	$12.20	$11.06	$9.24	$13.53	$12.53
Number of accumulation units outstanding at end of period	2,555	3,860	3,017	1,960	1,150	507
PIONEER EMERGING MARKETS VCT PORTFOLIO						
(Funds were first received in this option during May 2008)						
Value at beginning of period	$10.27	$9.00	$5.23	$11.94		
Value at end of period	$7.75	$10.27	$9.00	$5.23		
Number of accumulation units outstanding at end of period	0	0	0	293		
PIONEER HIGH YIELD FUND						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$13.89	$11.98	$7.50	$12.07	$11.45	$11.45
Value at end of period	$13.46	$13.89	$11.98	$7.50	$12.07	$11.45
Number of accumulation units outstanding at end of period	10,912	11,971	9,933	724	425	324

CFI 197

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006
ROYCE TOTAL RETURN FUND						
(Funds were first received in this option during November 2011)						
Value at beginning of period	$12.27					
Value at end of period	$12.31					
Number of accumulation units outstanding at end of period	3					
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$12.74	$11.51	$8.69	$14.47	$13.24	$13.29
Value at end of period	$11.94	$12.74	$11.51	$8.69	$14.47	$13.24
Number of accumulation units outstanding at end of period	1,841	10,672	6,647	2,227	757	234
THE INCOME FUND OF AMERICA®						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$12.80	$11.61	$9.47	$13.54	$13.26	$13.23
Value at end of period	$13.31	$12.80	$11.61	$9.47	$13.54	$13.26
Number of accumulation units outstanding at end of period	8,816	13,051	10,756	4,214	2,770	1,528
WASHINGTON MUTUAL INVESTORS FUND^SM						
(Funds were first received in this option during November 2009)						
Value at beginning of period	$11.16	$10.00	$9.54			
Value at end of period	$11.76	$11.16	$10.00			
Number of accumulation units outstanding at end of period	2	3	3			
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND						
(Funds were first received in this option during December 2006)						
Value at beginning of period	$14.21	$11.76	$9.18	$13.66	$15.08	$15.01
Value at end of period	$13.70	$14.21	$11.76	$9.18	$13.66	$15.08
Number of accumulation units outstanding at end of period	0	0	0	1,803	1,408	1,129

TABLE 24

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.25%

(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006	2005	2004
ALGER GREEN FUND								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$9.01							
Value at end of period	$8.25							
Number of accumulation units outstanding at end of period	410							
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.								
(Funds were first received in this option during January 2006)								
Value at beginning of period	$10.17	$9.13	$7.66	$13.11	$12.61	$11.02		
Value at end of period	$10.59	$10.17	$9.13	$7.66	$13.11	$12.61		
Number of accumulation units outstanding at end of period	0	1,142	1,389	1,059	787	1,588		
AMANA GROWTH FUND								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$13.98	$13.18						
Value at end of period	$13.52	$13.98						
Number of accumulation units outstanding at end of period	843	7						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
AMANA INCOME FUND								
(Funds were first received in this option during June 2010)								
Value at beginning of period	$13.25	$11.06						
Value at end of period	$13.31	$13.25						
Number of accumulation units outstanding at end of period	551	289						
AMERICAN BALANCED FUND®								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$11.97	$10.76	$9.02	$12.34	$11.76	$10.69	$10.52	$9.91
Value at end of period	$12.23	$11.97	$10.76	$9.02	$12.34	$11.76	$10.69	$10.52
Number of accumulation units outstanding at end of period	1,802	7,493	5,919	5,694	3,969	5,214	893	90
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND								
(Funds were first received in this option during January 2010)								
Value at beginning of period	$11.08	$10.76						
Value at end of period	$12.32	$11.08						
Number of accumulation units outstanding at end of period	4,224	2,756						
ARIEL APPRECIATION FUND								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$12.83	$10.90	$6.80	$11.66	$12.01	$11.00	$10.46	
Value at end of period	$11.70	$12.83	$10.90	$6.80	$11.66	$12.01	$11.00	
Number of accumulation units outstanding at end of period	202	296	267	131	0	438	191	
ARIEL FUND								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$12.35	$9.97	$6.20	$12.17	$12.58	$11.58	$11.66	$10.71
Value at end of period	$10.78	$12.35	$9.97	$6.20	$12.17	$12.58	$11.58	$11.66
Number of accumulation units outstanding at end of period	728	78	979	1,638	2	2,080	0	1,141
ARTISAN INTERNATIONAL FUND								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$13.82	$12.85						
Value at end of period	$12.63	$13.82						
Number of accumulation units outstanding at end of period	108	137						
CAPITAL WORLD GROWTH AND INCOME FUND℠								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$13.56	$12.98						
Value at end of period	$12.34	$13.56						
Number of accumulation units outstanding at end of period	1,936	484						
COLUMBIA℠ ACORN® FUND								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$13.52							
Value at end of period	$12.34							
Number of accumulation units outstanding at end of period	8							
COLUMBIA MID CAP VALUE FUND								
(Funds were first received in this option during March 2009)								
Value at beginning of period	$9.59	$7.92	$5.22					
Value at end of period	$9.05	$9.59	$7.92					
Number of accumulation units outstanding at end of period	1,629	1,565	308					
CRM MID CAP VALUE FUND								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$14.96							
Value at end of period	$12.93							
Number of accumulation units outstanding at end of period	384							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
DODGE & COX INTERNATIONAL STOCK FUND								
(Funds were first received in this option during November 2011)								
Value at beginning of period	$10.08							
Value at end of period	$9.71							
Number of accumulation units outstanding at end of period	334							
EATON VANCE LARGE-CAP VALUE FUND								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$13.19							
Value at end of period	$12.39							
Number of accumulation units outstanding at end of period	33							
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during January 2006)								
Value at beginning of period	$16.62	$15.43	$11.26	$19.24	$16.43	$14.06		
Value at end of period	$14.14	$16.62	$15.43	$11.26	$19.24	$16.43		
Number of accumulation units outstanding at end of period	10,581	18,796	10,523	9,893	1,774	2,043		
FIDELITY® ADVISOR NEW INSIGHTS FUND								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$12.57							
Value at end of period	$11.87							
Number of accumulation units outstanding at end of period	36							
FIDELITY® VIP CONTRAFUND PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$14.42	$12.51	$9.37	$16.57	$14.32	$13.04	$11.33	$10.31
Value at end of period	$13.82	$14.42	$12.51	$9.37	$16.57	$14.32	$13.04	$11.33
Number of accumulation units outstanding at end of period	9,204	34,205	27,695	33,294	15,362	9,788	3,337	656
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.91	$9.63	$7.52	$13.33	$13.35	$11.29	$10.84	$9.92
Value at end of period	$10.83	$10.91	$9.63	$7.52	$13.33	$13.35	$11.29	$10.84
Number of accumulation units outstanding at end of period	1,400	6,967	4,848	3,799	3,404	3,662	528	38
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.72	$8.77	$6.95	$13.38	$10.72	$10.19	$9.80	$9.50
Value at end of period	$10.56	$10.72	$8.77	$6.95	$13.38	$10.72	$10.19	$9.80
Number of accumulation units outstanding at end of period	34	137	1,485	903	454	69	45	49
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$15.33	$12.13	$9.53	$14.43	$15.00	$13.01	$12.14	$10.22
Value at end of period	$14.54	$15.33	$12.13	$9.53	$14.43	$15.00	$13.01	$12.14
Number of accumulation units outstanding at end of period	2,607	5,123	3,698	571	266	102	1,019	18
FRANKLIN SMALL-MID CAP GROWTH FUND								
(Funds were first received in this option during December 2005)								
Value at beginning of period	$13.96	$11.03	$7.82	$13.80	$12.54	$11.83	$11.99	
Value at end of period	$13.09	$13.96	$11.03	$7.82	$13.80	$12.54	$11.83	
Number of accumulation units outstanding at end of period	31	2,976	2,961	3,146	2,390	1,916	58	
FUNDAMENTAL INVESTORS℠								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$8.97							
Value at end of period	$8.66							
Number of accumulation units outstanding at end of period	873							

	2011	2010	2009	2008	2007	2006	2005	2004
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$15.89	$13.18	$9.84	$13.57	$14.15	$12.41	$11.44	
Value at end of period	$15.19	$15.89	$13.18	$9.84	$13.57	$14.15	$12.41	
Number of accumulation units outstanding at end of period	1,249	1,098	481	530	716	125	13	
ING BALANCED PORTFOLIO								
(Funds were first received in this option during June 2006)								
Value at beginning of period	$11.48	$10.21	$8.69	$12.27	$11.80	$10.85		
Value at end of period	$11.16	$11.48	$10.21	$8.69	$12.27	$11.80		
Number of accumulation units outstanding at end of period	0	200	2,299	1,349	1,782	939		
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during January 2006)								
Value at beginning of period	$14.84	$11.88	$8.89	$15.33	$14.63	$13.22		
Value at end of period	$14.98	$14.84	$11.88	$8.89	$15.33	$14.63		
Number of accumulation units outstanding at end of period	1,341	4,921	446	2,033	141	580		
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$11.86	$11.23	$9.48	$12.43				
Value at end of period	$12.26	$11.86	$11.23	$9.48				
Number of accumulation units outstanding at end of period	0	480	105	2,129				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during January 2006)								
Value at beginning of period	$13.55	$11.59	$7.69	$12.96	$11.05	$10.83		
Value at end of period	$11.97	$13.55	$11.59	$7.69	$12.96	$11.05		
Number of accumulation units outstanding at end of period	290	1,738	2,379	3,868	883	403		
ING CLARION REAL ESTATE PORTFOLIO								
(Funds were first received in this option during December 2006)								
Value at beginning of period	$10.26	$8.12	$6.06	$9.99	$12.30	$12.10		
Value at end of period	$11.08	$10.26	$8.12	$6.06	$9.99	$12.30		
Number of accumulation units outstanding at end of period	1	3,052	213	9,845	145	1,240		
ING CORE EQUITY RESEARCH FUND								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$15.04	$13.53	$10.47					
Value at end of period	$14.79	$15.04	$13.53					
Number of accumulation units outstanding at end of period	826	1,152	154					
ING DAVIS NEW YORK VENTURE PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$10.62	$9.60	$7.38	$12.30	$11.96	$10.64	$9.93	
Value at end of period	$10.00	$10.62	$9.60	$7.38	$12.30	$11.96	$10.64	
Number of accumulation units outstanding at end of period	2,993	3,060	0	554	264	328	158	
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO								
(Funds were first received in this option during November 2007)								
Value at beginning of period	$15.40	$12.16	$8.85	$14.73	$15.07			
Value at end of period	$13.54	$15.40	$12.16	$8.85	$14.73			
Number of accumulation units outstanding at end of period	3,893	6,937	1,680	3,768	469			
ING GLOBAL BOND PORTFOLIO								
(Funds were first received in this option during January 2010)								
Value at beginning of period	$11.76	$10.38						
Value at end of period	$12.03	$11.76						
Number of accumulation units outstanding at end of period	3,617	6,261						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING GLOBAL RESOURCES PORTFOLIO								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$14.76	$11.61						
Value at end of period	$13.23	$14.76						
Number of accumulation units outstanding at end of period	1,315	739						
ING GNMA INCOME FUND								
(Funds were first received in this option during January 2006)								
Value at beginning of period	$12.65	$12.06	$11.63	$11.02	$10.55	$10.30		
Value at end of period	$13.42	$12.65	$12.06	$11.63	$11.02	$10.55		
Number of accumulation units outstanding at end of period	1,212	5,060	3,489	2,672	2,194	1,988		
ING GROWTH AND INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during December 2011)								
Value at beginning of period	$13.45							
Value at end of period	$13.63							
Number of accumulation units outstanding at end of period	1,183							
ING INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.84	$9.67	$7.98	$12.92	$12.51	$11.10	$10.70	$9.90
Value at end of period	$10.65	$10.84	$9.67	$7.98	$12.92	$12.51	$11.10	$10.70
Number of accumulation units outstanding at end of period	2,675	2,410	3,945	3,174	1,546	1,753	39	30
ING INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$13.10	$10.92	$8.43	$13.73	$13.23	$12.29	$11.24	$10.10
Value at end of period	$12.74	$13.10	$10.92	$8.43	$13.73	$13.23	$12.29	$11.24
Number of accumulation units outstanding at end of period	1,155	1,573	2,945	1,822	1,324	1,683	892	17
ING INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during March 2005)								
Value at beginning of period	$12.41	$10.27	$8.36	$12.80	$13.87	$12.39	$11.99	
Value at end of period	$12.11	$12.41	$10.27	$8.36	$12.80	$13.87	$12.39	
Number of accumulation units outstanding at end of period	1,742	2,887	2,919	2,040	491	242	400	
ING INDEX SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.01	$10.66						
Value at end of period	$10.94	$11.01						
Number of accumulation units outstanding at end of period	2,309	909						
ING INDEX SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during December 2010)								
Value at beginning of period	$11.47	$11.34						
Value at end of period	$11.13	$11.47						
Number of accumulation units outstanding at end of period	2,725	264						
ING INDEX SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$11.77							
Value at end of period	$11.13							
Number of accumulation units outstanding at end of period	937							
ING INDEX SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$11.99							
Value at end of period	$11.23							
Number of accumulation units outstanding at end of period	298							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING INDEX SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during November 2010)								
Value at beginning of period	$10.71	$10.58						
Value at end of period	$10.84	$10.71						
Number of accumulation units outstanding at end of period	117	29						
ING INTERMEDIATE BOND FUND								
(Funds were first received in this option during September 2007)								
Value at beginning of period	$11.90	$10.98	$9.86	$11.09	$10.89			
Value at end of period	$12.66	$11.90	$10.98	$9.86	$11.09			
Number of accumulation units outstanding at end of period	3,309	5,153	3,550	16,144	657			
ING INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during March 2005)								
Value at beginning of period	$11.85	$10.96	$9.98	$11.09	$10.63	$10.37	$10.25	
Value at end of period	$12.54	$11.85	$10.96	$9.98	$11.09	$10.63	$10.37	
Number of accumulation units outstanding at end of period	585	1,114	1,007	747	448	357	1,023	
ING INTERNATIONAL CAPITAL APPRECIATION FUND								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$14.12	$13.16	$11.64					
Value at end of period	$11.39	$14.12	$13.16					
Number of accumulation units outstanding at end of period	0	0	72					
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND								
(Funds were first received in this option during March 2005)								
Value at beginning of period	$16.35	$13.29	$9.25	$19.45	$17.87	$14.35	$12.38	
Value at end of period	$13.29	$16.35	$13.29	$9.25	$19.45	$17.87	$14.35	
Number of accumulation units outstanding at end of period	0	738	924	659	2,749	4	1,148	
ING INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$12.79	$12.63	$10.06	$17.79	$15.88	$12.42	$11.49	$10.22
Value at end of period	$10.74	$12.79	$12.63	$10.06	$17.79	$15.88	$12.42	$11.49
Number of accumulation units outstanding at end of period	0	471	276	768	287	87	6	7
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$11.46	$10.08	$7.94	$12.65	$13.11	$11.46	$11.21	$9.89
Value at end of period	$11.08	$11.46	$10.08	$7.94	$12.65	$13.11	$11.46	$11.21
Number of accumulation units outstanding at end of period	0	675	87	643	259	6	38	36
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Funds were first received in this option during December 2006)								
Value at beginning of period	$15.10	$12.72	$7.52	$15.63	$11.43	$11.14		
Value at end of period	$12.17	$15.10	$12.72	$7.52	$15.63	$11.43		
Number of accumulation units outstanding at end of period	3,528	5,365	2,897	10,002	156	673		
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$14.46	$11.91	$9.60	$14.52	$14.45			
Value at end of period	$14.54	$14.46	$11.91	$9.60	$14.52			
Number of accumulation units outstanding at end of period	0	2,084	49	99	132			
ING LARGE CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$8.17	$6.95	$6.27	$9.11	$9.29			
Value at end of period	$8.32	$8.17	$6.95	$6.27	$9.11			
Number of accumulation units outstanding at end of period	709	5,216	3,762	8,489	1,333			

CFI 203

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING MARSICO GROWTH PORTFOLIO								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$11.76	$9.85						
Value at end of period	$11.41	$11.76						
Number of accumulation units outstanding at end of period	991	1,445						
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$11.99	$11.06	$9.99	$12.41	$12.10	$10.95	$10.66	
Value at end of period	$12.01	$11.99	$11.06	$9.51	$12.41	$12.10	$10.95	
Number of accumulation units outstanding at end of period	975	1,011	67	0	0	16	7	
ING MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during August 2010)								
Value at beginning of period	$12.26	$9.90						
Value at end of period	$12.02	$12.26						
Number of accumulation units outstanding at end of period	100	1,821						
ING MONEY MARKET PORTFOLIO								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$10.50	$10.65	$10.81	$10.81				
Value at end of period	$10.32	$10.50	$10.65	$10.81				
Number of accumulation units outstanding at end of period	0	3,210	2,311	487				
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$13.14	$11.49	$8.36	$14.21	$13.54	$11.65	$10.03	
Value at end of period	$11.89	$13.14	$11.49	$8.36	$14.21	$13.54	$11.65	
Number of accumulation units outstanding at end of period	1,189	5,304	2,755	2,194	1,980	2,226	1,719	
ING PIMCO HIGH YIELD PORTFOLIO								
(Funds were first received in this option during December 2006)								
Value at beginning of period	$13.62	$12.08	$8.20	$10.73	$10.56	$10.52		
Value at end of period	$14.03	$13.62	$12.08	$8.20	$10.73	$10.56		
Number of accumulation units outstanding at end of period	987	2,672	175	0	0	570		
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$13.33	$12.55	$11.28	$11.44	$10.59	$10.31	$10.23	$9.80
Value at end of period	$13.59	$13.33	$12.55	$11.28	$11.44	$10.59	$10.31	$10.23
Number of accumulation units outstanding at end of period	13,667	19,179	7,899	15,560	13,656	12,373	2,251	89
ING PIONEER FUND PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$10.13	$8.86	$7.23	$10.07				
Value at end of period	$9.54	$10.13	$8.86	$7.23				
Number of accumulation units outstanding at end of period	0	1,768	1,726	1,414				
ING PIONEER FUND PORTFOLIO (CLASS S)								
(Funds were first received in this option during March 2009)								
Value at beginning of period	$10.09	$8.83	$6.30					
Value at end of period	$9.50	$10.09	$8.83					
Number of accumulation units outstanding at end of period	1,856	2,017	519					
ING PIONEER HIGH YIELD PORTFOLIO								
(Funds were first received in this option during November 2007)								
Value at beginning of period	$14.81	$12.64	$7.68	$11.04	$11.17			
Value at end of period	$14.49	$14.81	$12.64	$7.68	$11.04			
Number of accumulation units outstanding at end of period	611	2,309	1,355	938	480			

CFI 204

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.49	$9.02	$7.31	$11.06	$11.22			
Value at end of period	$9.82	$10.49	$9.02	$7.31	$11.06			
Number of accumulation units outstanding at end of period	126	4,913	2,076	2,038	488			
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.44	$8.98	$7.27	$11.02	$11.17			
Value at end of period	$9.79	$10.44	$8.98	$7.27	$11.02			
Number of accumulation units outstanding at end of period	3,026	159	7	2,008	2			
ING REAL ESTATE FUND								
(Funds were first received in this option during December 2005)								
Value at beginning of period	$16.04	$12.75	$9.96	$15.55	$18.87	$14.04	$14.12	
Value at end of period	$17.32	$16.04	$12.75	$9.96	$15.55	$18.87	$14.04	
Number of accumulation units outstanding at end of period	43	838	846	722	605	337	704	
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO								
(Funds were first received in this option during June 2009)								
Value at beginning of period	$8.96	$8.11	$6.88					
Value at end of period	$9.05	$8.96	$8.11					
Number of accumulation units outstanding at end of period	469	1,655	1,397					
ING RUSSELL™ MID CAP INDEX PORTFOLIO								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$10.06	$8.46						
Value at end of period	$9.72	$10.06						
Number of accumulation units outstanding at end of period	700	925						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO								
(Funds were first received in this option during January 2010)								
Value at beginning of period	$10.78	$8.41						
Value at end of period	$10.20	$10.78						
Number of accumulation units outstanding at end of period	2,096	1,566						
ING SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during June 2006)								
Value at beginning of period	$15.24	$12.40	$9.85	$14.46	$13.83	$12.56		
Value at end of period	$14.67	$15.24	$12.40	$9.85	$14.46	$13.83		
Number of accumulation units outstanding at end of period	1,836	1,882	2,284	2,720	493	268		
ING SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.30	$10.78						
Value at end of period	$11.06	$11.30						
Number of accumulation units outstanding at end of period	13,295	21,858						
ING SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.76	$11.04						
Value at end of period	$11.24	$11.76						
Number of accumulation units outstanding at end of period	27,097	15,857						
ING SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.96	$11.20						
Value at end of period	$11.25	$11.96						
Number of accumulation units outstanding at end of period	16,588	31,725						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.08	$11.25						
Value at end of period	$11.29	$12.08						
Number of accumulation units outstanding at end of period	16,133	21,654						
ING SOLUTION 2055 PORTFOLIO								
(Funds were first received in this option during December 2010)								
Value at beginning of period	$11.51	$11.37						
Value at end of period	$10.77	$11.51						
Number of accumulation units outstanding at end of period	130	34						
ING SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$10.95	$10.49						
Value at end of period	$10.84	$10.95						
Number of accumulation units outstanding at end of period	2,659	2,133						
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$11.49	$10.49	$9.03	$11.98	$11.48	$10.74	$10.37	
Value at end of period	$11.53	$11.49	$10.49	$9.03	$11.98	$11.48	$10.74	
Number of accumulation units outstanding at end of period	2,710	4,566	3,205	28,856	3,617	3,395	129	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$11.39	$10.22	$8.28	$13.13	$12.67	$11.35	$10.64	
Value at end of period	$10.91	$11.39	$10.22	$8.28	$13.13	$12.67	$11.35	
Number of accumulation units outstanding at end of period	1,292	2,236	1,661	18,430	3,643	3,894	494	
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$11.44	$10.36	$8.62	$12.58	$12.09	$11.03	$10.52	
Value at end of period	$11.22	$11.44	$10.36	$8.62	$12.58	$12.09	$11.03	
Number of accumulation units outstanding at end of period	6,057	23,577	17,614	40,701	27,473	29,895	4,011	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Funds were first received in this option during January 2006)								
Value at beginning of period	$13.46	$11.96	$9.10	$12.73	$12.36	$11.09		
Value at end of period	$13.66	$13.46	$11.96	$9.10	$12.73	$12.36		
Number of accumulation units outstanding at end of period	7,739	17,833	12,197	10,808	4,201	1,894		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during October 2007)								
Value at beginning of period	$12.24	$9.64	$6.67	$11.88	$12.15			
Value at end of period	$11.64	$12.24	$9.64	$6.67	$11.88			
Number of accumulation units outstanding at end of period	0	1,728	1,527	44	63			
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$13.57	$10.73	$7.44	$13.28	$11.90	$11.05	$10.27	$9.56
Value at end of period	$12.88	$13.57	$10.73	$7.44	$13.28	$11.90	$11.05	$10.27
Number of accumulation units outstanding at end of period	0	38	32	38	32	28	24	18
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during January 2006)								
Value at beginning of period	$12.11	$10.68	$8.66	$13.65	$13.43	$11.78		
Value at end of period	$11.84	$12.11	$10.68	$8.66	$13.65	$13.43		
Number of accumulation units outstanding at end of period	5,875	5,685	1,179	1,500	192	2,803		

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$12.43	$10.79	$7.66	$13.46	$12.44	$11.14	$10.65	$10.03
Value at end of period	$12.11	$12.43	$10.79	$7.66	$13.46	$12.44	$11.14	$10.65
Number of accumulation units outstanding at end of period	1,728	5,918	6,350	4,265	1,533	1,810	191	10
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO								
(Funds were first received in this option during December 2005)								
Value at beginning of period	$13.72	$12.23	$9.01	$18.08	$15.20	$12.42	$12.36	
Value at end of period	$11.87	$13.72	$12.23	$9.01	$18.08	$15.20	$12.42	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	113	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO								
(Funds were first received in this option during May 2010)								
Value at beginning of period	$10.41	$8.57						
Value at end of period	$9.03	$10.41						
Number of accumulation units outstanding at end of period	33	21						
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$13.85	$13.01	$9.94	$16.70	$16.99			
Value at end of period	$12.90	$13.85	$13.01	$9.94	$16.70			
Number of accumulation units outstanding at end of period	173	1,799	1,846	4,046	1,781			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during April 2007)								
Value at beginning of period	$9.26	$8.70	$6.66	$11.18	$11.56			
Value at end of period	$8.61	$9.26	$8.70	$6.66	$11.18			
Number of accumulation units outstanding at end of period	0	0	15	9	4			
ING U.S. BOND INDEX PORTFOLIO								
(Funds were first received in this option during October 2010)								
Value at beginning of period	$11.10	$11.31						
Value at end of period	$11.73	$11.10						
Number of accumulation units outstanding at end of period	1,468	740						
INVESCO GLOBAL HEALTH CARE FUND								
(Funds were first received in this option during January 2006)								
Value at beginning of period	$31.88	$30.90	$24.59	$34.82	$31.70	$31.36		
Value at end of period	$32.75	$31.88	$30.90	$24.59	$34.82	$31.70		
Number of accumulation units outstanding at end of period	0	1,364	762	728	616	792		
INVESCO MID CAP CORE EQUITY FUND								
(Funds were first received in this option during April 2007)								
Value at beginning of period	$14.11	$12.72	$9.91	$13.85	$13.72			
Value at end of period	$13.04	$14.11	$12.72	$9.91	$13.85			
Number of accumulation units outstanding at end of period	263	179	72	4	2			
INVESCO VAN KAMPEN SMALL CAP VALUE FUND								
(Funds were first received in this option during January 2010)								
Value at beginning of period	$16.37	$12.78						
Value at end of period	$14.81	$16.37						
Number of accumulation units outstanding at end of period	1,421	423						
LORD ABBETT CORE FIXED INCOME FUND								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$9.93							
Value at end of period	$10.52							
Number of accumulation units outstanding at end of period	14							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
LORD ABBETT DEVELOPING GROWTH FUND, INC.								
(Funds were first received in this option during November 2011)								
Value at beginning of period	$14.20							
Value at end of period	$14.01							
Number of accumulation units outstanding at end of period	124							
LORD ABBETT MID-CAP VALUE FUND								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$12.87	$10.40	$8.33	$13.96	$14.09	$12.72	$11.93	$10.28
Value at end of period	$12.18	$12.87	$10.40	$8.33	$13.96	$14.09	$12.72	$11.93
Number of accumulation units outstanding at end of period	86	60	0	0	0	198	1,227	1,162
LORD ABBETT SMALL-CAP VALUE FUND								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$18.33	$14.73	$11.51	$16.95	$15.57	$13.12	$11.50	
Value at end of period	$17.23	$18.33	$14.73	$11.51	$16.95	$15.57	$13.12	
Number of accumulation units outstanding at end of period	0	0	0	0	0	177	86	
MASSACHUSETTS INVESTORS GROWTH STOCK FUND								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$12.08	$10.74	$7.76	$12.50	$11.38	$10.97		
Value at end of period	$12.06	$12.08	$10.74	$7.76	$12.50	$11.38		
Number of accumulation units outstanding at end of period	0	0	0	0	0	53		
MUTUAL GLOBAL DISCOVERY FUND								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$16.36	$14.95	$12.54	$17.37	$15.88	$13.10	$12.04	
Value at end of period	$15.65	$16.36	$14.95	$12.54	$17.37	$15.88	$13.10	
Number of accumulation units outstanding at end of period	268	1,227	939	475	416	1,262	8	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$10.54	$8.74	$6.81	$10.28				
Value at end of period	$10.06	$10.54	$8.74	$6.81				
Number of accumulation units outstanding at end of period	1,699	1,306	153	3,577				
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during February 2008)								
Value at beginning of period	$15.01	$13.53	$9.99	$14.93				
Value at end of period	$13.65	$15.01	$13.53	$9.99				
Number of accumulation units outstanding at end of period	1,505	6,542	2,355	1,436				
OPPENHEIMER CAPITAL APPRECIATION FUND								
(Funds were first received in this option during January 2006)								
Value at beginning of period	$10.23	$9.51	$6.72	$12.61	$11.24	$10.79		
Value at end of period	$9.93	$10.23	$9.51	$6.72	$12.61	$11.24		
Number of accumulation units outstanding at end of period	0	2,454	2,361	1,202	1,131	1,062		
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$33.73	$26.95	$15.04	$29.37	$22.27	$18.04	$12.96	$9.51
Value at end of period	$27.23	$33.73	$26.95	$15.04	$29.37	$22.27	$18.04	$12.96
Number of accumulation units outstanding at end of period	1,391	2,287	560	731	771	1,404	1,200	456
OPPENHEIMER INTERNATIONAL BOND FUND								
(Funds were first received in this option during August 2010)								
Value at beginning of period	$10.71	$10.52						
Value at end of period	$10.52	$10.71						
Number of accumulation units outstanding at end of period	621	114						

CFI 208

	2011	2010	2009	2008	2007	2006	2005	2004
PAX WORLD BALANCED FUND								
(Funds were first received in this option during April 2007)								
Value at beginning of period	$12.16	$11.02	$9.22	$13.50	$12.88			
Value at end of period	$11.76	$12.16	$11.02	$9.22	$13.50			
Number of accumulation units outstanding at end of period	1,097	4,584	2,818	1,919	5			
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$12.69	$11.91	$10.22	$11.16	$10.98			
Value at end of period	$13.95	$12.69	$11.91	$10.22	$11.16			
Number of accumulation units outstanding at end of period	4,823	8,366	126	59	32			
PIONEER EMERGING MARKETS VCT PORTFOLIO								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$10.25	$8.99	$8.31					
Value at end of period	$7.73	$10.25	$8.99					
Number of accumulation units outstanding at end of period	730	641	112					
PIONEER HIGH YIELD FUND								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$13.84	$11.94	$7.48	$12.04	$11.43	$10.49	$10.28	
Value at end of period	$13.40	$13.84	$11.94	$7.48	$12.04	$11.43	$10.49	
Number of accumulation units outstanding at end of period	611	512	277	7,587	27	12	5	
T. ROWE PRICE MID-CAP VALUE FUND								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$15.18	$13.27	$9.20	$14.30	$14.47	$12.24	$11.24	
Value at end of period	$14.20	$15.18	$13.27	$9.20	$14.30	$14.47	$12.24	
Number of accumulation units outstanding at end of period	77	64	0	0	0	1,027	525	
TEMPLETON FOREIGN FUND								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$14.22	$13.29	$9.01	$16.95	$14.67	$12.41	$11.31	
Value at end of period	$12.23	$14.22	$13.29	$9.01	$16.95	$14.67	$12.41	
Number of accumulation units outstanding at end of period	1,095	794	201	484	342	621	310	
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$12.69	$11.48	$8.67	$14.44	$13.23	$12.11	$10.76	$9.99
Value at end of period	$11.89	$12.69	$11.48	$8.67	$14.44	$13.23	$12.11	$10.76
Number of accumulation units outstanding at end of period	12,374	15,734	6,878	6,192	1,786	7,788	1,388	2,617
THE INCOME FUND OF AMERICA®								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$12.76	$11.58	$9.45	$13.51	$13.24	$11.18	$10.99	$9.86
Value at end of period	$13.26	$12.76	$11.58	$9.45	$13.51	$13.24	$11.18	$10.99
Number of accumulation units outstanding at end of period	5,790	12,076	7,319	10,912	3,022	2,205	3,742	365
WANGER INTERNATIONAL								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$10.20	$8.28	$7.85					
Value at end of period	$8.58	$10.20	$8.28					
Number of accumulation units outstanding at end of period	1,979	1,598	110					
WANGER USA								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$16.43							
Value at end of period	$15.38							
Number of accumulation units outstanding at end of period	158							

CFI 209

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
WASHINGTON MUTUAL INVESTORS FUND℠								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$11.12	$9.97	$8.51	$12.93	$12.63	$10.88	$10.41	
Value at end of period	$11.72	$11.12	$9.97	$8.51	$12.93	$12.63	$10.88	
Number of accumulation units outstanding at end of period	5,117	3,995	1,165	745	696	1,254	576	
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$14.16	$11.72	$9.16	$13.63	$15.05	$12.59	$11.57	$10.14
Value at end of period	$13.65	$14.16	$11.72	$9.16	$13.63	$15.05	$12.59	$11.57
Number of accumulation units outstanding at end of period	0	1,643	1,605	1,516	1,288	1,115	1,124	105

TABLE 25
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 1.30%
(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006	2005	2004
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$10.14	$9.45						
Value at end of period	$10.55	$10.14						
Number of accumulation units outstanding at end of period	0	6,966						
AMANA INCOME FUND								
(Funds were first received in this option during November 2009)								
Value at beginning of period	$13.24	$11.98	$11.64					
Value at end of period	$13.29	$13.24	$11.98					
Number of accumulation units outstanding at end of period	0	760	464					
AMERICAN BALANCED FUND®								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$11.93	$10.73	$9.00	$12.31	$11.74	$10.68	$10.52	$9.96
Value at end of period	$12.19	$11.93	$10.73	$9.00	$12.31	$11.74	$10.68	$10.52
Number of accumulation units outstanding at end of period	9,761	10,655	7,129	6,033	4,510	58,169	49,262	133
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND								
(Funds were first received in this option during December 2009)								
Value at beginning of period	$11.07	$10.67	$10.69					
Value at end of period	$12.30	$11.07	$10.67					
Number of accumulation units outstanding at end of period	0	704	500					
ARIEL FUND								
(Funds were first received in this option during March 2005)								
Value at beginning of period	$12.31	$9.94	$6.18	$12.14	$12.56	$11.57	$11.55	
Value at end of period	$10.74	$12.31	$9.94	$6.18	$12.14	$12.56	$11.57	
Number of accumulation units outstanding at end of period	91	91	91	182	30	9,855	9,882	
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$16.56	$15.38	$11.24	$19.20	$16.40	$14.83		
Value at end of period	$14.09	$16.56	$15.38	$11.24	$19.20	$16.40		
Number of accumulation units outstanding at end of period	0	4,926	191	0	0	472		

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
FIDELITY® VIP CONTRAFUND PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$14.37	$12.47	$9.34	$16.54	$14.30	$13.02	$11.33	$10.42
Value at end of period	$13.77	$14.37	$12.47	$9.34	$16.54	$14.30	$13.02	$11.33
Number of accumulation units outstanding at end of period	1,091	14,887	851	732	497	25,693	17,713	35
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$15.28	$12.09	$9.50	$14.40	$14.98	$14.62		
Value at end of period	$14.48	$15.28	$12.09	$9.50	$14.40	$14.98		
Number of accumulation units outstanding at end of period	0	47	0	0	0	54		
FRANKLIN SMALL-MID CAP GROWTH FUND								
(Funds were first received in this option during May 2008)								
Value at beginning of period	$13.92	$11.00	$7.80	$12.77				
Value at end of period	$13.04	$13.92	$11.00	$7.80				
Number of accumulation units outstanding at end of period	0	0	0	1,839				
FUNDAMENTAL INVESTORS^SM								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$8.96	$7.98	$7.85					
Value at end of period	$8.64	$8.96	$7.98					
Number of accumulation units outstanding at end of period	0	3,897	3,253					
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$15.83	$13.15	$12.86					
Value at end of period	$15.13	$15.83	$13.15					
Number of accumulation units outstanding at end of period	0	17	9					
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during July 2007)								
Value at beginning of period	$14.79	$11.84	$8.87	$15.30	$14.97			
Value at end of period	$14.92	$14.79	$11.84	$8.87	$15.30			
Number of accumulation units outstanding at end of period	381	2,909	526	365	263			
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.82	$11.77						
Value at end of period	$12.21	$11.82						
Number of accumulation units outstanding at end of period	0	190						
ING CLARION REAL ESTATE PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$10.23	$9.49						
Value at end of period	$11.05	$10.23						
Number of accumulation units outstanding at end of period	0	4,574						
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$10.13	$9.44						
Value at end of period	$9.73	$10.13						
Number of accumulation units outstanding at end of period	0	3,344						
ING DAVIS NEW YORK VENTURE PORTFOLIO								
(Funds were first received in this option during December 2008)								
Value at beginning of period	$10.58	$9.57	$7.37	$7.23				
Value at end of period	$9.96	$10.58	$9.57	$7.37				
Number of accumulation units outstanding at end of period	0	0	0	2				

CFI 211

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO								
(Funds were first received in this option during July 2007)								
Value at beginning of period	$15.36	$12.13	$8.83	$14.71	$14.25			
Value at end of period	$13.49	$15.36	$12.13	$8.83	$14.71			
Number of accumulation units outstanding at end of period	321	3,258	344	292	181			
ING GLOBAL BOND PORTFOLIO								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$11.74	$10.30	$10.26					
Value at end of period	$12.00	$11.74	$10.30					
Number of accumulation units outstanding at end of period	0	2,388	1,425					
ING GNMA INCOME FUND								
(Funds were first received in this option during March 2005)								
Value at beginning of period	$12.60	$12.02	$11.60	$11.00	$10.53	$10.23	$10.01	
Value at end of period	$13.37	$12.60	12.02	$11.60	$11.00	$10.53	$10.23	
Number of accumulation units outstanding at end of period	0	11,470	0	0	0	17,001	13,840	
ING INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.80	$9.64	$7.96	$12.89	$12.49	$11.09	$10.70	$9.84
Value at end of period	$10.61	$10.80	$9.64	$7.96	$12.89	$12.49	$11.09	$10.70
Number of accumulation units outstanding at end of period	311	4,522	299	287	209	563	52	16
ING INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$13.05	$11.10						
Value at end of period	$12.69	$13.05						
Number of accumulation units outstanding at end of period	0	92						
ING INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during September 2010)								
Value at beginning of period	$12.36	$10.78						
Value at end of period	$12.07	$12.36						
Number of accumulation units outstanding at end of period	0	1,461						
ING INDEX SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.00	$10.66						
Value at end of period	$10.93	$11.00						
Number of accumulation units outstanding at end of period	0	1,717						
ING INDEX SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.46	$10.93						
Value at end of period	$11.12	$11.46						
Number of accumulation units outstanding at end of period	0	1,360						
ING INDEX SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.67	$11.07						
Value at end of period	$11.12	$11.67						
Number of accumulation units outstanding at end of period	0	135						
ING INDEX SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.88	$11.21						
Value at end of period	$11.22	$11.88						
Number of accumulation units outstanding at end of period	0	93						

CFI 212

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$11.81	$10.93	$9.96	$11.06	$10.61	$10.37	$10.22	$10.14
Value at end of period	$12.49	$11.81	$10.93	$9.96	$11.06	$10.61	$10.37	$10.22
Number of accumulation units outstanding at end of period	1,233	1,207	1,190	3,727	988	857	168	41
ING INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$12.74	$12.59	$10.03	$17.76	$15.86	$12.41	$11.49	$10.19
Value at end of period	$10.70	$12.74	$12.59	$10.03	$17.76	$15.86	$12.41	$11.49
Number of accumulation units outstanding at end of period	472	1,770	386	328	195	1,047	80	26
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$11.42	$10.05	$7.92	$12.63	$13.09	$11.76		
Value at end of period	$11.03	$11.42	$10.05	$7.92	$12.63	$13.09		
Number of accumulation units outstanding at end of period	0	746	0	0	0	741		
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$14.41	$11.88	$9.58	$14.49	$14.34	$13.24		
Value at end of period	$14.49	$14.41	$11.88	$9.58	$14.49	$14.34		
Number of accumulation units outstanding at end of period	0	1,263	0	0	0	1,426		
ING MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during August 2010)								
Value at beginning of period	$12.26	$9.90						
Value at end of period	$12.01	$12.26						
Number of accumulation units outstanding at end of period	82	412						
ING MONEY MARKET PORTFOLIO								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$10.46	$10.59						
Value at end of period	$10.27	$10.46						
Number of accumulation units outstanding at end of period	0	2,359						
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$13.10	$11.46	$8.34	$14.19	$13.52	$11.64	$10.03	
Value at end of period	$11.85	$13.10	$11.46	$8.34	$14.19	$13.52	$11.64	
Number of accumulation units outstanding at end of period	468	1,779	461	447	307	2,929	114	
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during March 2005)								
Value at beginning of period	$13.28	$12.51	$11.25	$11.42	$10.58	$10.30	$10.08	
Value at end of period	$13.54	$13.28	$12.51	$11.25	$11.42	$10.58	$10.30	
Number of accumulation units outstanding at end of period	143	11,285	663	464	37	9,474	7,957	
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2010)								
Value at beginning of period	$10.46	$9.08						
Value at end of period	$9.80	$10.46						
Number of accumulation units outstanding at end of period	0	1,945						
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$10.42	$8.96	$8.91					
Value at end of period	$9.76	$10.42	$8.96					
Number of accumulation units outstanding at end of period	0	2,883	197					

CFI 213

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING REAL ESTATE FUND								
(Funds were first received in this option during March 2005)								
Value at beginning of period	$15.99	$12.71	$9.93	$15.52	$18.84	$14.03	$11.49	
Value at end of period	$17.25	$15.99	$12.71	$9.93	$15.52	$18.84	$14.03	
Number of accumulation units outstanding at end of period	0	0	0	1,245	0	13,439	15,020	
ING SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$15.18	$12.37	$9.82	$14.43	$13.81	$13.45		
Value at end of period	$14.62	$15.18	$12.37	$9.82	$14.43	$13.81		
Number of accumulation units outstanding at end of period	0	446	173	0	0	113		
ING SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.29	$10.76						
Value at end of period	$11.05	$11.29						
Number of accumulation units outstanding at end of period	0	239						
ING SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.75	$10.97						
Value at end of period	$11.23	$11.75						
Number of accumulation units outstanding at end of period	0	270						
ING SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.96	$11.13						
Value at end of period	$11.24	$11.96						
Number of accumulation units outstanding at end of period	0	2,150						
ING SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.07	$11.16						
Value at end of period	$11.28	$12.07						
Number of accumulation units outstanding at end of period	0	118						
ING SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$10.94	$10.49						
Value at end of period	$10.83	$10.94						
Number of accumulation units outstanding at end of period	0	108						
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$13.42	$12.79						
Value at end of period	$13.62	$13.42						
Number of accumulation units outstanding at end of period	0	7,389						
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$12.07	$10.65	$8.64	$13.63	$13.41	$12.02		
Value at end of period	$11.80	$12.07	$10.65	$8.64	$13.63	$13.41		
Number of accumulation units outstanding at end of period	0	1,358	0	0	0	1,007		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$12.38	$10.76	$7.65	$13.44	$12.42	$11.13	$10.64	$9.63
Value at end of period	$12.06	$12.38	$10.76	$7.65	$13.44	$12.42	$11.13	$10.64
Number of accumulation units outstanding at end of period	525	2,179	497	467	344	1,449	151	38

CFI 214

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING U.S. BOND INDEX PORTFOLIO								
(Funds were first received in this option during September 2010)								
Value at beginning of period	$11.09	$11.27						
Value at end of period	$11.71	$11.09						
Number of accumulation units outstanding at end of period	0	3,375						
LORD ABBETT SMALL-CAP VALUE FUND								
(Funds were first received in this option during March 2005)								
Value at beginning of period	$18.27	$14.69	$11.49	$16.91	$15.55	$13.11	$11.48	
Value at end of period	$17.17	$18.27	$14.69	$11.49	$16.91	$15.55	$13.11	
Number of accumulation units outstanding at end of period	0	0	0	0	0	11,645	7,577	
MUTUAL GLOBAL DISCOVERY FUND								
(Funds were first received in this option during March 2005)								
Value at beginning of period	$16.31	$14.90	$12.51	$17.34	$15.86	$13.09	$11.58	
Value at end of period	$15.58	$16.31	$14.90	$12.51	$17.34	$15.86	$13.09	
Number of accumulation units outstanding at end of period	115	7,277	297	229	140	13,920	8,962	
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during October 2009)								
Value at beginning of period	$14.96	$13.49	$13.29					
Value at end of period	$13.59	$14.96	$13.49					
Number of accumulation units outstanding at end of period	0	159	122					
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during May 2008)								
Value at beginning of period	$33.61	$26.87	$15.01	$29.02				
Value at end of period	$27.12	$33.61	$26.87	$15.01				
Number of accumulation units outstanding at end of period	0	1,331	1,327	1,196				
PIONEER EMERGING MARKETS VCT PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$10.23	$9.09						
Value at end of period	$7.71	$10.23						
Number of accumulation units outstanding at end of period	0	4,867						
PIONEER HIGH YIELD FUND								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$13.79	$11.91	$7.46	$12.02	$11.41	$10.79		
Value at end of period	$13.35	$13.79	$11.91	$7.46	$12.02	$11.41		
Number of accumulation units outstanding at end of period	0	2,764	0	444	0	1,212		
T. ROWE PRICE MID-CAP VALUE FUND								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$15.13	$13.23	$9.18	$14.28	$14.45	$12.23	$11.55	$10.41
Value at end of period	$14.15	$15.13	$13.23	$9.18	$14.28	$14.45	$12.23	$11.55
Number of accumulation units outstanding at end of period	713	1,014	577	493	283	16,478	18,041	21
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during March 2005)								
Value at beginning of period	$12.65	$11.45	$8.65	$14.41	$13.21	$12.09	$10.46	
Value at end of period	$11.84	$12.65	$11.45	$8.65	$14.41	$13.21	$12.09	
Number of accumulation units outstanding at end of period	0	7,980	1,158	329	186	15,579	13,010	
THE INCOME FUND OF AMERICA®								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$12.72	$11.54	$9.43	$13.49	$13.22	$11.71		
Value at end of period	$13.20	$12.72	$11.54	$9.43	$13.49	$13.22		
Number of accumulation units outstanding at end of period	0	7,849	0	262	0	4,868		

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
WANGER INTERNATIONAL								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$10.18	$8.69						
Value at end of period	$8.56	$10.18						
Number of accumulation units outstanding at end of period	0	4,112						
WASHINGTON MUTUAL INVESTORS FUND[SM]								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$11.08	$9.94	$8.49	$12.90	$12.61	$10.87	$10.67	$10.07
Value at end of period	$11.67	$11.08	$9.94	$8.49	$12.90	$12.61	$10.87	$10.67
Number of accumulation units outstanding at end of period	574	3,309	498	445	339	25,205	20,469	16
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$14.11	$11.69	$9.14	$13.60	$15.03	$12.57	$11.56	$10.39
Value at end of period	$13.59	$14.11	$11.69	$9.14	$13.60	$15.03	$12.57	$11.56
Number of accumulation units outstanding at end of period	259	250	254	241	147	135	56	18

TABLE 26

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.35%

(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006	2005
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$10.10	$9.07	$7.62	$11.81			
Value at end of period	$10.50	$10.10	$9.07	$7.62			
Number of accumulation units outstanding at end of period	0	0	325	212			
ALLIANZ NFJ SMALL-CAP VALUE FUND							
(Funds were first received in this option during May 2009)							
Value at beginning of period	$17.17	$13.96	$11.56				
Value at end of period	$17.26	$17.17	$13.96				
Number of accumulation units outstanding at end of period	31	2,044	7,890				
AMANA GROWTH FUND							
(Funds were first received in this option during July 2011)							
Value at beginning of period	$13.97						
Value at end of period	$13.48						
Number of accumulation units outstanding at end of period	2,165						
AMERICAN BALANCED FUND®							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$11.89	$10.70	$8.98	$12.29	$11.73	$10.67	$10.29
Value at end of period	$12.14	$11.89	$10.70	$8.98	$12.29	$11.73	$10.67
Number of accumulation units outstanding at end of period	662	8,672	54,589	19,031	21,632	8,816	8,483
ARIEL APPRECIATION FUND							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$12.74	$10.84	$6.76	$10.83			
Value at end of period	$11.61	$12.74	$10.84	$6.76			
Number of accumulation units outstanding at end of period	82	86	684	355			

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ARIEL FUND							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$12.27	$9.91	$6.17	$12.12	$12.54	$11.56	$11.38
Value at end of period	$10.70	$12.27	$9.91	$6.17	$12.12	$12.54	$11.56
Number of accumulation units outstanding at end of period	193	133	721	210	1,057	739	444
COLUMBIA MID CAP VALUE FUND							
(Funds were first received in this option during December 2008)							
Value at beginning of period	$9.57	$7.90	$6.07	$5.94			
Value at end of period	$9.02	$9.57	$7.90	$6.07			
Number of accumulation units outstanding at end of period	0	3,832	1,137	178			
CRM MID CAP VALUE FUND							
(Funds were first received in this option during October 2010)							
Value at beginning of period	$14.11	$12.98					
Value at end of period	$12.90	$14.11					
Number of accumulation units outstanding at end of period	0	11					
DODGE & COX INTERNATIONAL STOCK FUND							
(Funds were first received in this option during June 2011)							
Value at beginning of period	$11.48						
Value at end of period	$9.69						
Number of accumulation units outstanding at end of period	149						
EUROPACIFIC GROWTH FUND®							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$16.51	$15.34	$11.21	$19.16	$16.38	$13.67	$11.28
Value at end of period	$14.03	$16.51	$15.34	$11.21	$19.16	$16.38	$13.67
Number of accumulation units outstanding at end of period	3,840	8,915	17,273	11,907	16,233	5,107	3,149
FIDELITY® VIP CONTRAFUND PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$14.32	$12.43	$9.32	$16.50	$14.28	$13.01	$11.12
Value at end of period	$13.72	$14.32	$12.43	$9.32	$16.50	$14.28	$13.01
Number of accumulation units outstanding at end of period	7,925	14,251	43,339	30,122	30,195	16,812	7,409
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during April 2007)							
Value at beginning of period	$10.83	$9.57	$7.48	$13.28	$14.02		
Value at end of period	$10.75	$10.83	$9.57	$7.48	$13.28		
Number of accumulation units outstanding at end of period	544	486	2,379	3,199	2,630		
FIDELITY® VIP GROWTH PORTFOLIO							
(Funds were first received in this option during September 2011)							
Value at beginning of period	$9.59						
Value at end of period	$10.48						
Number of accumulation units outstanding at end of period	42						
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during June 2007)							
Value at beginning of period	$15.22	$12.06	$9.48	$14.38	$16.56		
Value at end of period	$14.43	$15.22	$12.06	$9.48	$14.38		
Number of accumulation units outstanding at end of period	2,375	2,280	2,342	1,304	809		
FRANKLIN SMALL-MID CAP GROWTH FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$13.87	$10.97	$7.78	$13.74	$12.50	$11.81	$11.45
Value at end of period	$12.99	$13.87	$10.97	$7.78	$13.74	$12.50	$11.81
Number of accumulation units outstanding at end of period	0	1	10,534	507	8,938	7,927	6,834

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
FUNDAMENTAL INVESTORS℠							
(Funds were first received in this option during December 2008)							
Value at beginning of period	$8.94	$7.97	$6.08	$5.97			
Value at end of period	$8.63	$8.94	$7.97	$6.08			
Number of accumulation units outstanding at end of period	0	9,859	538	308			
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$15.78	$13.11	$9.79	$13.51	$14.11	$12.39	$12.18
Value at end of period	$15.07	$15.78	$13.11	$9.79	$13.51	$14.11	$12.39
Number of accumulation units outstanding at end of period	0	0	8,633	268	7,399	6,267	5,455
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$14.73	$11.81	$8.85	$15.27	$14.59	$12.83	$11.67
Value at end of period	$14.86	$14.73	$11.81	$8.85	$15.27	$14.59	$12.83
Number of accumulation units outstanding at end of period	1,531	3,385	17,037	1,596	4,040	4,043	3,923
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during July 2007)							
Value at beginning of period	$11.79	$11.18	$9.45	$13.44	$12.81		
Value at end of period	$12.17	$11.79	$11.18	$9.45	$13.44		
Number of accumulation units outstanding at end of period	0	0	194	458	47		
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during July 2006)							
Value at beginning of period	$13.46	$11.52	$7.66	$12.91	$11.02	$9.61	
Value at end of period	$11.87	$13.46	$11.52	$7.66	$12.91	$11.02	
Number of accumulation units outstanding at end of period	0	0	0	0	1,287	404	
ING CLARION REAL ESTATE PORTFOLIO							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$10.21	$8.09	$6.04	$9.97	$10.29		
Value at end of period	$11.02	$10.21	$8.09	$6.04	$9.97		
Number of accumulation units outstanding at end of period	1,356	2,361	3,187	70	62		
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO							
(Funds were first received in this option during December 2008)							
Value at beginning of period	$10.11	$8.18	$6.65	$6.38			
Value at end of period	$9.70	$10.11	$8.18	$6.65			
Number of accumulation units outstanding at end of period	0	126	92	65			
ING CORE EQUITY RESEARCH FUND							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$15.01	$13.52	$10.47				
Value at end of period	$14.75	$15.01	$13.52				
Number of accumulation units outstanding at end of period	0	993	66				
ING DAVIS NEW YORK VENTURE PORTFOLIO							
(Funds were first received in this option during April 2007)							
Value at beginning of period	$10.55	$9.54	$7.35	$12.25	$12.41		
Value at end of period	$9.92	$10.55	$9.54	$7.35	$12.25		
Number of accumulation units outstanding at end of period	534	713	1,044	211	130		
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO							
(Funds were first received in this option during July 2007)							
Value at beginning of period	$15.32	$12.10	$8.82	$14.70	$14.23		
Value at end of period	$13.45	$15.32	$12.10	$8.82	$14.70		
Number of accumulation units outstanding at end of period	781	3,680	3,399	1,663	868		

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING GLOBAL BOND PORTFOLIO							
(Funds were first received in this option during December 2008)							
Value at beginning of period	$11.72	$10.28	$8.59	$8.22			
Value at end of period	$11.97	$11.72	$10.28	$8.59			
Number of accumulation units outstanding at end of period	865	1,607	3,037	344			
ING GNMA INCOME FUND							
(Funds were first received in this option during April 2007)							
Value at beginning of period	$12.56	$11.99	$11.57	$10.98	$10.65		
Value at end of period	$13.31	$12.56	$11.99	$11.57	$10.98		
Number of accumulation units outstanding at end of period	2,634	8,894	3,265	15,587	12,299		
ING GROWTH AND INCOME PORTFOLIO (CLASS S)							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$13.42	$12.35	$11.24				
Value at end of period	$13.59	$13.86	$12.35				
Number of accumulation units outstanding at end of period	53	0	1,875				
ING GROWTH AND INCOME PORTFOLIO (CLASS I)							
(Funds were first received in this option during August 2010)							
Value at beginning of period	$11.13	$9.46					
Value at end of period	$10.91	$11.13					
Number of accumulation units outstanding at end of period	72	65					
ING INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$10.76	$9.61	$7.94	$12.87	$12.47	$11.07	$10.59
Value at end of period	$10.57	$10.76	$9.61	$7.94	$12.87	$12.47	$11.07
Number of accumulation units outstanding at end of period	1,218	543	8,987	2,167	5,292	10,853	3,482
ING INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$13.01	$10.86	$8.39	$13.67	$13.19	$12.27	$11.41
Value at end of period	$12.64	$13.01	$10.86	$8.39	$13.67	$13.19	$12.27
Number of accumulation units outstanding at end of period	3,429	1,785	3,635	12,520	9,979	3,238	6
ING INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$12.32	$10.21	$8.32	$12.75	$13.83	$12.37	$11.10
Value at end of period	$12.02	$12.32	$10.21	$8.32	$12.75	$13.83	$12.37
Number of accumulation units outstanding at end of period	2,202	2,419	5,354	4,441	4,041	774	7
ING INDEX SOLUTION 2015 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.00	$10.65					
Value at end of period	$10.92	$11.00					
Number of accumulation units outstanding at end of period	1,324	3,726					
ING INDEX SOLUTION 2025 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.46	$10.93					
Value at end of period	$11.11	$11.46					
Number of accumulation units outstanding at end of period	50	14,366					
ING INDEX SOLUTION 2035 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.66	$11.07					
Value at end of period	$11.11	$11.66					
Number of accumulation units outstanding at end of period	409	8,911					

CFI 219

	2011	2010	2009	2008	2007	2006	2005
ING INDEX SOLUTION 2045 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.87	$11.21					
Value at end of period	$11.21	$11.87					
Number of accumulation units outstanding at end of period	1,575	1,851					
ING INTERMEDIATE BOND FUND							
(Funds were first received in this option during July 2006)							
Value at beginning of period	$11.82	$10.92	$9.81	$11.05	$10.59	$10.28	
Value at end of period	$12.56	$11.82	$10.92	$9.81	$11.05	$10.59	
Number of accumulation units outstanding at end of period	4,364	2,800	3,732	6,109	9,777	4,216	
ING INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during December 2005)							
Value at beginning of period	$11.77	$10.90	$9.94	$11.04	$10.59	$10.36	$10.36
Value at end of period	$12.44	$11.77	$10.90	$9.94	$11.04	$10.59	$10.36
Number of accumulation units outstanding at end of period	1,284	7,492	5,855	15,306	14,642	829	2
ING INTERNATIONAL CAPITAL APPRECIATION FUND							
(Funds were first received in this option during September 2009)							
Value at beginning of period	$14.10	$13.16	$12.55				
Value at end of period	$11.36	$14.10	$13.16				
Number of accumulation units outstanding at end of period	14	14	14				
ING INTERNATIONAL INDEX PORTFOLIO							
(Funds were first received in this option during August 2009)							
Value at beginning of period	$7.89	$7.43	$6.85				
Value at end of period	$6.82	$7.89	$7.43				
Number of accumulation units outstanding at end of period	0	0	218				
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND							
(Funds were first received in this option during June 2006)							
Value at beginning of period	$16.24	$13.21	$9.21	$19.37	$17.82	$14.73	
Value at end of period	$13.19	$16.24	$13.21	$9.21	$19.37	$17.82	
Number of accumulation units outstanding at end of period	767	656	1	0	480	311	
ING INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during September 2009)							
Value at beginning of period	$12.70	$12.56	$12.72				
Value at end of period	$10.65	$12.70	$12.56				
Number of accumulation units outstanding at end of period	802	805	23				
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO							
(Funds were first received in this option during June 2006)							
Value at beginning of period	$11.38	$10.02	$7.90	$12.60	$13.07	$11.77	
Value at end of period	$10.99	$11.38	$10.02	$7.90	$12.60	$13.07	
Number of accumulation units outstanding at end of period	72	78	8,633	3,542	4,060	508	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$15.03	$12.67	$7.50	$15.61	$15.67		
Value at end of period	$12.10	$15.03	$12.67	$7.50	$15.61		
Number of accumulation units outstanding at end of period	982	1,329	2,311	145	7		
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during April 2007)							
Value at beginning of period	$14.36	$11.84	$9.55	$14.46	$15.33		
Value at end of period	$14.43	$14.36	$11.84	$9.55	$14.46		
Number of accumulation units outstanding at end of period	1,420	2,009	9,048	1,066	1,072		

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING LARGE CAP VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$8.13	$6.92	$6.25	$9.10	$9.27		
Value at end of period	$8.27	$8.13	$6.92	$6.25	$9.10		
Number of accumulation units outstanding at end of period	6,910	312	3,070	0	601		
ING MARSICO GROWTH PORTFOLIO							
(Funds were first received in this option during December 2011)							
Value at beginning of period	$10.95						
Value at end of period	$11.33						
Number of accumulation units outstanding at end of period	3						
ING MFS TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during February 2010)							
Value at beginning of period	$11.90	$11.01					
Value at end of period	$11.92	$11.90					
Number of accumulation units outstanding at end of period	21	7					
ING MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during August 2010)							
Value at beginning of period	$12.26	$9.90					
Value at end of period	$12.00	$12.26					
Number of accumulation units outstanding at end of period	404	217					
ING MONEY MARKET PORTFOLIO							
Value at beginning of period	$10.42	$10.59	$10.76	$10.67			
Value at end of period	$10.23	$10.42	$10.59	$10.76			
Number of accumulation units outstanding at end of period	0	1,987	34	0			
ING OPPENHEIMER GLOBAL PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$13.06	$11.43	$8.32	$14.17	$13.51	$11.64	$9.94
Value at end of period	$11.81	$13.06	$11.43	$8.32	$14.17	$13.51	$11.64
Number of accumulation units outstanding at end of period	3,417	2,327	6,662	14,030	13,847	651	124
ING PIMCO HIGH YIELD PORTFOLIO							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$13.55	$12.04	$8.18	$10.71	$10.67		
Value at end of period	$13.95	$13.55	$12.04	$8.18	$10.71		
Number of accumulation units outstanding at end of period	0	388	0	0	9		
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$13.23	$12.47	$11.22	$11.40	$10.56	$10.29	$10.28
Value at end of period	$13.48	$13.23	$12.47	$11.22	$11.40	$10.56	$10.29
Number of accumulation units outstanding at end of period	5,735	16,339	36,993	15,029	20,611	9,009	7,576
ING PIONEER FUND PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$10.08	$8.83	$7.21	$11.21	$11.41		
Value at end of period	$9.48	$10.08	$8.83	$7.21	$11.21		
Number of accumulation units outstanding at end of period	0	9	5	0	1,165		
ING PIONEER HIGH YIELD PORTFOLIO							
(Funds were first received in this option during July 2007)							
Value at beginning of period	$14.75	$12.59	$7.66	$11.02	$11.21		
Value at end of period	$14.41	$14.75	$12.59	$7.66	$11.02		
Number of accumulation units outstanding at end of period	5,627	524	1,780	1,393	178		

CFI 221

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$10.44	$8.98	$7.29	$11.05	$11.20		
Value at end of period	$9.77	$10.44	$8.98	$7.29	$11.05		
Number of accumulation units outstanding at end of period	1,288	958	1,482	449	1,299		
ING REAL ESTATE FUND							
(Funds were first received in this option during June 2006)							
Value at beginning of period	$15.93	$12.67	$9.91	$15.49	$18.81	$15.50	
Value at end of period	$17.18	$15.93	$12.67	$9.91	$15.49	$18.81	
Number of accumulation units outstanding at end of period	321	215	4,687	3,493	1,593	35	
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO							
(Funds were first received in this option during July 2009)							
Value at beginning of period	$13.89	$12.52	$10.70				
Value at end of period	$14.24	$13.89	$12.52				
Number of accumulation units outstanding at end of period	59	48	34				
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO							
(Funds were first received in this option during September 2009)							
Value at beginning of period	$8.94	$8.09	$7.66				
Value at end of period	$9.02	$8.94	$8.09				
Number of accumulation units outstanding at end of period	889	898	725				
ING SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during April 2007)							
Value at beginning of period	$15.13	$12.33	$9.80	$14.40	$14.60		
Value at end of period	$14.56	$15.13	$12.33	$9.80	$14.40		
Number of accumulation units outstanding at end of period	3,528	874	2,400	1,857	1,660		
ING SOLUTION 2015 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.29	$10.78					
Value at end of period	$11.04	$11.29					
Number of accumulation units outstanding at end of period	31,685	43,142					
ING SOLUTION 2025 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.75	$11.04					
Value at end of period	$11.22	$11.75					
Number of accumulation units outstanding at end of period	35,131	41,427					
ING SOLUTION 2035 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.95	$11.20					
Value at end of period	$11.23	$11.95					
Number of accumulation units outstanding at end of period	33,097	34,708					
ING SOLUTION 2035 PORTFOLIO							
(Funds were first received in this option during June 2006)							
Value at beginning of period	$11.33	$10.05	$7.96	$12.84	$12.40	$11.01	
Value at end of period	$10.63	$11.33	$10.05	$7.96	$12.84	$12.40	
Number of accumulation units outstanding at end of period	0	0	44,491	9,501	7,635	1,255	
ING SOLUTION 2045 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$12.07	$11.25					
Value at end of period	$11.27	$12.07					
Number of accumulation units outstanding at end of period	25,477	32,715					

CFI 222

	2011	2010	2009	2008	2007	2006	2005
ING SOLUTION 2055 PORTFOLIO							
(Funds were first received in this option during February 2011)							
Value at beginning of period	$12.06						
Value at end of period	$10.75						
Number of accumulation units outstanding at end of period	65						
ING SOLUTION INCOME PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$10.94	$10.49					
Value at end of period	$10.82	$10.94					
Number of accumulation units outstanding at end of period	3,225	7,474					
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$11.41	$10.43	$8.98	$11.93	$11.45	$10.72	$10.66
Value at end of period	$11.44	$11.41	$10.43	$8.98	$11.93	$11.45	$10.72
Number of accumulation units outstanding at end of period	0	0	23,985	5,749	4,233	1,694	1,480
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$11.32	$10.16	$8.23	$13.07	$12.64	$11.33	$11.13
Value at end of period	$10.82	$11.32	$10.16	$8.23	$13.07	$12.64	$11.33
Number of accumulation units outstanding at end of period	0	1	40,575	4,983	8,964	5,632	4,525
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$11.37	$10.30	$8.58	$12.53	$12.06	$11.01	$10.89
Value at end of period	$11.13	$11.37	$10.30	$8.58	$12.53	$12.06	$11.01
Number of accumulation units outstanding at end of period	0	0	18,510	3,690	8,017	6,388	6,911
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO							
(Funds were first received in this option during April 2007)							
Value at beginning of period	$13.38	$11.91	$9.07	$12.69	$12.90		
Value at end of period	$13.57	$13.38	$11.91	$9.07	$12.69		
Number of accumulation units outstanding at end of period	1,191	7,975	5,905	892	532		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)							
(Funds were first received in this option during April 2007)							
Value at beginning of period	$12.18	$9.61	$6.65	$11.86	$11.32		
Value at end of period	$11.57	$12.18	$9.61	$6.65	$11.86		
Number of accumulation units outstanding at end of period	218	226	4,375	3,353	3,208		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$12.03	$10.62	$8.62	$13.60	$13.39	$11.41	$10.89
Value at end of period	$11.75	$12.03	$10.62	$8.62	$13.60	$13.39	$11.41
Number of accumulation units outstanding at end of period	9,409	11,865	26,325	7,769	18,935	13,085	11,174
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during June 2006)							
Value at beginning of period	$12.34	$10.73	$7.63	$13.41	$12.40	$10.83	
Value at end of period	$12.02	$12.34	$10.73	$7.63	$13.41	$12.40	
Number of accumulation units outstanding at end of period	0	71	16	0	1,327	1,141	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO							
(Funds were first received in this option during July 2011)							
Value at beginning of period	$10.53						
Value at end of period	$8.98						
Number of accumulation units outstanding at end of period	1,537						

CFI 223

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$13.78	$12.96	$9.92	$16.68	$16.96		
Value at end of period	$12.83	$13.78	$12.96	$9.92	$16.68		
Number of accumulation units outstanding at end of period	0	21	3,277	31	13		
INVESCO GLOBAL HEALTH CARE FUND							
(Funds were first received in this option during July 2006)							
Value at beginning of period	$31.71	$30.76	$24.50	$34.74	$31.66	$29.36	
Value at end of period	$32.54	$31.71	$30.76	$24.50	$34.74	$31.66	
Number of accumulation units outstanding at end of period	97	0	444	303	524	182	
INVESCO MID CAP CORE EQUITY FUND							
(Funds were first received in this option during October 2008)							
Value at beginning of period	$14.01	$12.64	$9.86	$10.10			
Value at end of period	$12.94	$14.01	$12.64	$9.86			
Number of accumulation units outstanding at end of period	21	4	108	1,565			
LORD ABBETT MID-CAP VALUE FUND							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$12.78	$10.34	$8.29	$13.90	$14.05	$12.70	$11.57
Value at end of period	$12.09	$12.78	$10.34	$8.29	$13.90	$14.05	$12.70
Number of accumulation units outstanding at end of period	1,059	926	12,173	31	10,196	9,120	7,994
LORD ABBETT SMALL-CAP VALUE FUND							
(Funds were first received in this option during November 2006)							
Value at beginning of period	$18.20	$14.65	$11.46	$16.88	$15.53	$15.84	
Value at end of period	$17.10	$18.20	$14.65	$11.46	$16.88	$15.53	
Number of accumulation units outstanding at end of period	0	0	4,694	7,891	6,650	105	
MUTUAL GLOBAL DISCOVERY FUND							
(Funds were first received in this option during April 2007)							
Value at beginning of period	$16.25	$14.86	$12.48	$17.31	$17.21		
Value at end of period	$15.52	$16.25	$14.86	$12.48	$17.31		
Number of accumulation units outstanding at end of period	460	330	2,862	1,521	1,357		
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®							
(Funds were first received in this option during September 2009)							
Value at beginning of period	$10.49	$8.71	$8.31				
Value at end of period	$10.00	$10.49	$8.71				
Number of accumulation units outstanding at end of period	112	6	41				
NEW PERSPECTIVE FUND®							
(Funds were first received in this option during July 2007)							
Value at beginning of period	$14.91	$13.45	$9.94	$16.27	$15.92		
Value at end of period	$13.54	$14.91	$13.45	$9.94	$16.27		
Number of accumulation units outstanding at end of period	1,809	5,974	1,952	242	0		
OPPENHEIMER CAPITAL APPRECIATION FUND							
(Funds were first received in this option during April 2007)							
Value at beginning of period	$10.16	$9.46	$6.69	$12.56	$11.79		
Value at end of period	$9.85	$10.16	$9.46	$6.69	$12.56		
Number of accumulation units outstanding at end of period	0	0	5,248	4,562	2,117		
OPPENHEIMER DEVELOPING MARKETS FUND							
(Funds were first received in this option during October 2006)							
Value at beginning of period	$33.50	$26.79	$14.97	$29.26	$22.20	$19.82	
Value at end of period	$27.01	$33.50	$26.79	$14.97	$29.26	$22.20	
Number of accumulation units outstanding at end of period	101	75	10,922	2,042	953	0	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
OPPENHEIMER GLOBAL SECURITIES FUND/VA							
(Funds were first received in this option during June 2007)							
Value at beginning of period	$14.18	$12.45	$9.06	$15.42	$15.85		
Value at end of period	$12.78	$14.18	$12.45	$9.06	$15.42		
Number of accumulation units outstanding at end of period	0	0	0	0	0		
OPPENHEIMER INTERNATIONAL BOND FUND							
(Funds were first received in this option during June 2011)							
Value at beginning of period	$10.99						
Value at end of period	$10.50						
Number of accumulation units outstanding at end of period	28						
PAX WORLD BALANCED FUND							
(Funds were first received in this option during April 2007)							
Value at beginning of period	$12.07	$10.96	$9.17	$13.45	$13.01		
Value at end of period	$11.67	$12.07	$10.96	$9.17	$13.45		
Number of accumulation units outstanding at end of period	167	167	174	715	4		
PIMCO VIT REAL RETURN PORTFOLIO							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$12.63	$11.87	$10.42				
Value at end of period	$13.88	$12.63	$11.87				
Number of accumulation units outstanding at end of period	2,814	1,153	5,691				
PIONEER EMERGING MARKETS VCT PORTFOLIO							
(Funds were first received in this option during November 2009)							
Value at beginning of period	$10.21	$8.96	$8.81				
Value at end of period	$7.69	$10.21	$8.96				
Number of accumulation units outstanding at end of period	0	0	206				
PIONEER HIGH YIELD FUND							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$13.75	$11.87	$7.44	$12.00	$11.40	$10.47	$9.93
Value at end of period	$13.30	$13.75	$11.87	$7.44	$12.00	$11.40	$10.47
Number of accumulation units outstanding at end of period	1,111	3,141	7,241	5,641	1,938	56	43
T. ROWE PRICE MID-CAP VALUE FUND							
(Funds were first received in this option during October 2008)							
Value at beginning of period	$15.08	$13.19	$9.16	$9.43			
Value at end of period	$14.09	$15.08	$13.19	$9.16			
Number of accumulation units outstanding at end of period	0	0	0	312			
TEMPLETON FOREIGN FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$14.12	$13.21	$8.96	$16.89	$14.63	$12.39	$12.21
Value at end of period	$12.13	$14.12	$13.21	$8.96	$16.89	$14.63	$12.39
Number of accumulation units outstanding at end of period	0	0	7,686	3,135	7,694	8,059	7,673
THE GROWTH FUND OF AMERICA®							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$12.61	$11.41	$8.62	$14.39	$13.19	$12.08	$10.42
Value at end of period	$11.80	$12.61	$11.41	$8.62	$14.39	$13.19	$12.08
Number of accumulation units outstanding at end of period	11,996	16,013	57,222	27,135	45,965	25,196	14,688
THE INCOME FUND OF AMERICA®							
(Funds were first received in this option during May 2005)							
Value at beginning of period	$12.67	$11.51	$9.40	$13.46	$13.20	$11.16	$10.77
Value at end of period	$13.15	$12.67	$11.51	$9.40	$13.46	$13.20	$11.16
Number of accumulation units outstanding at end of period	2,837	2,820	1,336	1,157	195	5,132	26

CFI 225

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
VANGUARD® DIVERSIFIED VALUE PORTFOLIO							
(Funds were first received in this option during June 2007)							
Value at beginning of period	$12.02	$11.21	$9.01	$14.38	$15.42		
Value at end of period	$12.25	$12.02	$11.21	$9.01	$14.38		
Number of accumulation units outstanding at end of period	0	0	0	1,275	819		
VANGUARD® EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during June 2007)							
Value at beginning of period	$12.08	$10.74	$9.38	$13.84	$14.22		
Value at end of period	$13.06	$12.08	$10.74	$9.38	$13.84		
Number of accumulation units outstanding at end of period	0	0	0	1,468	972		
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO							
(Funds were first received in this option during June 2007)							
Value at beginning of period	$13.36	$10.34	$7.57	$12.75	$13.61		
Value at end of period	$13.29	$13.36	$10.34	$7.57	$12.75		
Number of accumulation units outstanding at end of period	0	0	0	3,269	2,565		
WANGER INTERNATIONAL							
(Funds were first received in this option during November 2009)							
Value at beginning of period	$10.16	$8.26	$8.16				
Value at end of period	$8.54	$10.16	$8.26				
Number of accumulation units outstanding at end of period	0	2,876	982				
WASHINGTON MUTUAL INVESTORS FUND[SM]							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$11.05	$9.91	$8.47	$12.88	$12.60	$10.86	$10.38
Value at end of period	$11.63	$11.05	$9.91	$8.47	$12.88	$12.60	$10.86
Number of accumulation units outstanding at end of period	1,014	834	3,232	7,889	7,814	4,106	15

TABLE 27

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.40%

(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006	2005	2004
ALLIANZ NFJ SMALL-CAP VALUE FUND								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$17.11	$13.92	$10.56					
Value at end of period	$17.20	$17.11	$13.92					
Number of accumulation units outstanding at end of period	0	0	371					
AMANA GROWTH FUND								
(Funds were first received in this option during August 2010)								
Value at beginning of period	$13.95	$12.34						
Value at end of period	$13.47	$13.95						
Number of accumulation units outstanding at end of period	0	2,017						
AMERICAN BALANCED FUND®								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.85	$10.66	$8.96	$12.26	$11.71	$10.66	$10.51	$9.74
Value at end of period	$12.09	$11.85	$10.66	$8.96	$12.26	$11.71	$10.66	$10.51
Number of accumulation units outstanding at end of period	1,071	1,157	4,337	593	1,112	3,751	5,382	8,691

CFI 226

	2011	2010	2009	2008	2007	2006	2005	2004
ARIEL APPRECIATION FUND								
(Funds were first received in this option during October 2006)								
Value at beginning of period	$12.70	$10.80	$6.75	$11.59	$11.96	$11.68		
Value at end of period	$11.56	$12.70	$10.80	$6.75	$11.59	$11.96		
Number of accumulation units outstanding at end of period	0	1,372	1,588	1,346	35	4		
ARIEL FUND								
(Funds were first received in this option during October 2006)								
Value at beginning of period	$12.23	$9.88	$6.15	$12.10	$12.53	$12.20		
Value at end of period	$10.65	$12.23	$9.88	$6.15	$12.10	$12.53		
Number of accumulation units outstanding at end of period	0	1,558	1,592	1,638	67	38		
COLUMBIA MID CAP VALUE FUND								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$9.55	$7.90	$5.03					
Value at end of period	$9.00	$9.55	$7.90					
Number of accumulation units outstanding at end of period	108	0	36					
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$16.45	$15.29	$11.18	$19.13	$16.36	$13.66	$11.47	$9.53
Value at end of period	$13.97	$16.45	$15.29	$11.18	$19.13	$16.36	$13.66	$11.47
Number of accumulation units outstanding at end of period	2,408	4,873	10,688	4,073	6,091	7,371	137	3,558
FIDELITY® VIP CONTRAFUND PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$14.27	$12.39	$9.30	$16.47	$14.26	$13.00	$11.32	$9.95
Value at end of period	$13.66	$14.27	$12.39	$9.30	$16.47	$14.26	$13.00	$11.32
Number of accumulation units outstanding at end of period	6,041	12,891	24,145	9,538	6,053	8,352	4,654	7,982
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during October 2006)								
Value at beginning of period	$10.80	$9.55	$7.46	$13.25	$13.29	$12.92		
Value at end of period	$10.71	$10.80	$9.55	$7.46	$13.25	$13.29		
Number of accumulation units outstanding at end of period	3,390	3,569	3,394	2,702	437	109		
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$10.44	$8.70	$6.90	$13.30	$10.67	$10.17	$9.54	
Value at end of period	$10.44	$10.61	$8.70	$6.90	$13.30	$10.67	$10.17	
Number of accumulation units outstanding at end of period	1,009	0	0	0	0	0	4,145	
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during May 2008)								
Value at beginning of period	$15.17	$12.02	$9.46	$15.06				
Value at end of period	$14.37	$15.17	$12.02	$9.46				
Number of accumulation units outstanding at end of period	72	542	541	440				
FRANKLIN SMALL-MID CAP GROWTH FUND								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$13.82	$10.93	$7.76	$13.72	$12.48	$11.80	$10.84	$9.31
Value at end of period	$12.94	$13.82	$10.93	$7.76	$13.72	$12.48	$11.80	$10.84
Number of accumulation units outstanding at end of period	0	0	0	0	19	27	38	6,030
FUNDAMENTAL INVESTORS℠								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$8.93	$7.97	$5.73					
Value at end of period	$8.61	$8.93	$7.97					
Number of accumulation units outstanding at end of period	0	0	871					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$15.72	$13.07			$14.09	$12.37	$11.64	$9.95
Value at end of period	$15.02	$15.72			$13.49	$14.09	$12.37	$11.64
Number of accumulation units outstanding at end of period	0	0			0	7	18	4,406
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$14.68	$11.77	$8.83	$15.24	$14.57	$12.82	$12.11	$9.97
Value at end of period	$14.80	$14.68	$11.77	$8.83	$15.24	$14.57	$12.82	$12.11
Number of accumulation units outstanding at end of period	514	565	549	31	5	8	17	3,653
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$11.76	$11.15	$9.35					
Value at end of period	$12.13	$11.76	$11.15					
Number of accumulation units outstanding at end of period	0	0	356					
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$13.41	$11.49	$7.64	$11.23				
Value at end of period	$11.83	$13.41	$11.49	$7.64				
Number of accumulation units outstanding at end of period	0	47	1,587	36				
ING CORE EQUITY RESEARCH FUND								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$14.99	$13.51	$10.46					
Value at end of period	$14.73	$14.99	$13.51					
Number of accumulation units outstanding at end of period	0	693	498					
ING DAVIS NEW YORK VENTURE PORTFOLIO								
(Funds were first received in this option during October 2006)								
Value at beginning of period	$10.51	$9.51	$7.33	$12.23	$11.91	$11.53		
Value at end of period	$9.88	$10.51	$9.51	$7.33	$12.23	$11.91		
Number of accumulation units outstanding at end of period	0	0	3,277	829	389	181		
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$15.27	$12.07	$8.80	$13.43				
Value at end of period	$13.40	$15.27	$12.07	$8.80				
Number of accumulation units outstanding at end of period	1,433	2,086	2,030	1,813				
ING GLOBAL BOND PORTFOLIO								
(Funds were first received in this option during December 2011)								
Value at beginning of period	$11.94							
Value at end of period	$11.94							
Number of accumulation units outstanding at end of period	886							
ING GNMA INCOME FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$12.52	$11.95	$11.54	$10.96	$10.50	$10.21	$10.10	$9.78
Value at end of period	$13.26	$12.52	$11.95	$11.54	$10.96	$10.50	$10.21	$10.10
Number of accumulation units outstanding at end of period	3,176	3,856	10,589	2,294	4,164	8,204	1,094	2,893
ING GROWTH AND INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during August 2009)								
Value at beginning of period	$13.85	$12.35	$11.24					
Value at end of period	$13.57	$13.85	$12.35					
Number of accumulation units outstanding at end of period	0	7	29					

CFI 228

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$10.73	$9.58	$7.92	$12.84	$12.45	$11.06	$10.69	$9.67
Value at end of period	$10.53	$10.73	$9.58	$7.92	$12.84	$12.45	$11.06	$10.69
Number of accumulation units outstanding at end of period	3	4	68	10	18	18	1,310	3,243
ING INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$12.96	$10.83	$8.37	$13.65	$13.17	$12.25	$11.23	$10.02
Value at end of period	$12.59	$12.96	$10.83	$8.37	$13.65	$13.17	$12.25	$11.23
Number of accumulation units outstanding at end of period	1,588	5,966	7,241	985	1,949	6,555	1,059	2,364
ING INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during December 2004)								
Value at beginning of period	$12.28	$10.18	$8.30	$12.72	$13.81	$12.36	$11.69	$11.70
Value at end of period	$11.97	$12.28	$10.18	$8.30	$12.72	$13.81	$12.36	$11.69
Number of accumulation units outstanding at end of period	60	1,205	280	146	0	0	1,775	31
ING INDEX SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$11.36							
Value at end of period	$10.91							
Number of accumulation units outstanding at end of period	8,419							
ING INDEX SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$12.01							
Value at end of period	$11.10							
Number of accumulation units outstanding at end of period	6,134							
ING INDEX SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$12.28							
Value at end of period	$11.10							
Number of accumulation units outstanding at end of period	4,779							
ING INDEX SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$12.58							
Value at end of period	$11.19							
Number of accumulation units outstanding at end of period	2,312							
ING INDEX SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$10.97							
Value at end of period	$10.81							
Number of accumulation units outstanding at end of period	837							
ING INTERMEDIATE BOND FUND								
(Funds were first received in this option during December 2004)								
Value at beginning of period	$11.78	$10.89	$9.79	$11.03	$10.58	$10.34	$10.20	$10.18
Value at end of period	$12.51	$11.78	$10.89	$9.79	$11.03	$10.58	$10.34	$10.20
Number of accumulation units outstanding at end of period	0	791	312	1,811	726	317	0	155
ING INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.73	$10.87	$9.91	$11.02	$10.58	$10.35	$10.21	$9.73
Value at end of period	$12.40	$11.73	$10.87	$9.91	$11.02	$10.58	$10.35	$10.21
Number of accumulation units outstanding at end of period	3,693	6,141	10,569	1,701	2,330	9,385	2,478	2,018

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING INTERNATIONAL INDEX PORTFOLIO								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$8.33							
Value at end of period	$6.80							
Number of accumulation units outstanding at end of period	120							
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$16.18	$13.17	$9.19	$16.31				
Value at end of period	$13.14	$16.18	$13.17	$9.19				
Number of accumulation units outstanding at end of period	673	625	746	651				
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$11.34	$9.99	$7.88	$10.81				
Value at end of period	$10.95	$11.34	$9.99	$7.88				
Number of accumulation units outstanding at end of period	0	818	773	727				
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$14.99	$12.65	$7.20					
Value at end of period	$12.07	$14.99	$12.65					
Number of accumulation units outstanding at end of period	59	0	702					
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during September 2008)								
Value at beginning of period	$14.32	$11.81	$9.53	$12.19				
Value at end of period	$14.37	$14.32	$11.81	$9.53				
Number of accumulation units outstanding at end of period	0	0	82	12				
ING LARGE CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2011)								
Value at beginning of period	$8.23							
Value at end of period	$8.23							
Number of accumulation units outstanding at end of period	104							
ING MARSICO GROWTH PORTFOLIO								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$11.66	$9.87	$7.29					
Value at end of period	$11.29	$11.66	$9.87					
Number of accumulation units outstanding at end of period	0	0	3,023					
ING MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during August 2010)								
Value at beginning of period	$12.25	$9.90						
Value at end of period	$11.99	$12.25						
Number of accumulation units outstanding at end of period	0	2,796						
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$13.02	$11.40	$8.31	$14.15	$13.50	$11.63	$10.03	
Value at end of period	$11.77	$13.02	$11.40	$8.31	$14.15	$13.50	$11.63	
Number of accumulation units outstanding at end of period	1,490	3,905	8,897	1,466	1,937	6,906	4,118	
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$13.19	$12.43	$11.20	$11.38	$10.55	$10.28	$10.22	$9.78
Value at end of period	$13.43	$13.19	$12.43	$11.20	$11.38	$10.55	$10.28	$10.22
Number of accumulation units outstanding at end of period	381	2,994	4,782	2,654	181	44	57	8,365

CFI 230

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING PIONEER FUND PORTFOLIO (CLASS S)								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$10.49							
Value at end of period	$9.42							
Number of accumulation units outstanding at end of period	286							
ING PIONEER HIGH YIELD PORTFOLIO								
(Funds were first received in this option during October 2008)								
Value at beginning of period	$14.71	$12.57	$7.65	$8.05				
Value at end of period	$14.37	$14.71	$12.57	$7.65				
Number of accumulation units outstanding at end of period	0	5,754	6,845	6,817				
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.41	$8.97	$7.28	$11.04	$11.19			
Value at end of period	$9.74	$10.41	$8.97	$7.28	$11.04			
Number of accumulation units outstanding at end of period	0	0	0	725	174			
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$10.37	$8.93	$6.76					
Value at end of period	$9.71	$10.37	$8.93					
Number of accumulation units outstanding at end of period	866	897	799					
ING REAL ESTATE FUND								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$15.88	$12.64	$9.89	$15.46	$18.78	$14.00	$12.83	
Value at end of period	$17.12	$15.88	$12.64	$9.89	$15.46	$18.78	$14.00	
Number of accumulation units outstanding at end of period	0	709	728	3,067	219	110	1,402	
ING RUSSELL™ MID CAP INDEX PORTFOLIO								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$10.84							
Value at end of period	$9.67							
Number of accumulation units outstanding at end of period	5,131							
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$11.41							
Value at end of period	$10.15							
Number of accumulation units outstanding at end of period	125							
ING SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during October 2006)								
Value at beginning of period	$15.08	$12.29	$9.77	$14.38	$13.77	$13.62		
Value at end of period	$14.50	$15.08	$12.29	$9.77	$14.38	$13.77		
Number of accumulation units outstanding at end of period	720	3,258	3,391	3,718	36	4		
ING SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.28	$10.78						
Value at end of period	$11.03	$11.28						
Number of accumulation units outstanding at end of period	693	10,434						
ING SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.74	$11.04						
Value at end of period	$11.21	$11.74						
Number of accumulation units outstanding at end of period	2,926	8,761						

CFI 231

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.94	$11.20						
Value at end of period	$11.21	$11.94						
Number of accumulation units outstanding at end of period	929	6,184						
ING SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.06	$11.25						
Value at end of period	$11.25	$12.06						
Number of accumulation units outstanding at end of period	1,469	12,480						
ING SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$10.93	$10.49						
Value at end of period	$10.81	$10.93						
Number of accumulation units outstanding at end of period	106	1,880						
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.37	$10.40	$8.96	$11.91	$11.43	$10.71	$10.48	$9.67
Value at end of period	$11.40	$11.37	$10.40	$8.96	$11.91	$11.43	$10.71	$10.48
Number of accumulation units outstanding at end of period	0	0	970	526	471	86	977	1,571
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.28	$10.13	$8.21	$13.05	$12.62	$11.32	$10.83	$9.57
Value at end of period	$10.78	$11.28	$10.13	$8.21	$13.05	$12.62	$11.32	$10.83
Number of accumulation units outstanding at end of period	1	1	24	304	1,034	29	6,478	4,156
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.33	$10.27	$8.56	$12.50	$12.04	$11.00	$10.67	$9.63
Value at end of period	$11.09	$11.33	$10.27	$8.56	$12.50	$12.04	$11.00	$10.67
Number of accumulation units outstanding at end of period	0	0	1,464	928	2,267	21	1,619	7,269
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Funds were first received in this option during October 2006)								
Value at beginning of period	$13.35	$11.88	$9.05	$12.68	$12.33	$12.01		
Value at end of period	$13.53	$13.35	$11.88	$9.05	$12.68	$12.33		
Number of accumulation units outstanding at end of period	0	0	0	281	46	8		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during June 2006)								
Value at beginning of period	$12.15	$9.59	$6.64	$11.84	$10.59	$10.34		
Value at end of period	$11.54	$12.15	$9.59	$6.64	$11.84	$10.59		
Number of accumulation units outstanding at end of period	0	0	0	797	245	78		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.99	$10.59	$8.60	$13.57	$13.37	$11.40	$11.13	$9.78
Value at end of period	$11.71	$11.99	$10.59	$8.60	$13.57	$13.37	$11.40	$11.13
Number of accumulation units outstanding at end of period	581	10,095	450	0	51	52	111	10,078
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$13.61	$12.14	$8.30					
Value at end of period	$11.75	$13.61	$12.14					
Number of accumulation units outstanding at end of period	0	0	324					

CFI 232

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING TEMPLETON FOREIGN EQUITY PORTFOLIO								
(Funds were first received in this option during October 2008)								
Value at beginning of period	$10.34	$9.66	$7.43	$7.32				
Value at end of period	$8.95	$10.34	$9.66	$7.43				
Number of accumulation units outstanding at end of period	74	884	96	116				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2008)								
Value at beginning of period	$9.19	$8.66	$6.64	$6.79				
Value at end of period	$8.54	$9.19	$8.66	$6.64				
Number of accumulation units outstanding at end of period	0	0	311	194				
INVESCO GLOBAL HEALTH CARE FUND								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$31.62	$30.70	$24.46	$34.69	$31.63	$30.81	$29.56	
Value at end of period	$32.44	$31.62	$30.70	$24.46	$34.69	$31.63	$30.81	
Number of accumulation units outstanding at end of period	0	85	78	102	2	0	1,020	
INVESCO MID CAP CORE EQUITY FUND								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$13.96	$12.60	$9.37					
Value at end of period	$12.89	$13.96	$12.60					
Number of accumulation units outstanding at end of period	0	0	805					
LORD ABBETT MID-CAP VALUE FUND								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$12.74	$10.31	$8.27	$13.88	$14.03	$12.68	$11.91	$9.95
Value at end of period	$12.04	$12.74	$10.31	$8.27	$13.88	$14.03	$12.68	$11.91
Number of accumulation units outstanding at end of period	0	0	0	0	0	7	18	6,302
LORD ABBETT SMALL-CAP VALUE FUND								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$18.14	$14.60	$11.43	$16.85	$15.50	$13.08	$11.74	$9.99
Value at end of period	$17.03	$18.14	$14.60	$11.43	$16.85	$15.50	$13.08	$11.74
Number of accumulation units outstanding at end of period	1,414	2,632	9,951	3,042	4,529	5,553	152	2,551
MUTUAL GLOBAL DISCOVERY FUND								
(Funds were first received in this option during October 2006)								
Value at beginning of period	$16.19	$14.82	$12.45	$17.27	$15.81	$15.11		
Value at end of period	$15.46	$16.19	$14.82	$12.45	$17.27	$15.81		
Number of accumulation units outstanding at end of period	0	0	0	662	408	113		
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$14.86	$13.41	$9.30					
Value at end of period	$13.49	$14.86	$13.41					
Number of accumulation units outstanding at end of period	35	35	36					
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during June 2007)								
Value at beginning of period	$33.38	$26.71	$14.93	$29.20	$25.64			
Value at end of period	$26.91	$33.38	$26.71	$14.93	$29.20			
Number of accumulation units outstanding at end of period	0	1,964	1,897	1,864	41			
PAX WORLD BALANCED FUND								
(Funds were first received in this option during December 2011)								
Value at beginning of period	$11.62							
Value at end of period	$11.62							
Number of accumulation units outstanding at end of period	67							

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during October 2008)								
Value at beginning of period	$12.60	$11.84	$10.17	$9.87				
Value at end of period	$13.84	$12.60	$11.84	$10.17				
Number of accumulation units outstanding at end of period	0	475	87	14				
PIONEER HIGH YIELD FUND								
(Funds were first received in this option during July 2008)								
Value at beginning of period	$13.70	$11.84	$7.42	$11.40	$11.38	$10.46	$10.36	
Value at end of period	$13.25	$13.70	$11.84	$7.42	$11.40	$11.38	$10.46	
Number of accumulation units outstanding at end of period	0	530	459	437	0	0	1,514	
TEMPLETON FOREIGN FUND								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$14.07	$13.18	$8.40	$16.85	$14.61	$12.38	$11.37	$9.40
Value at end of period	$12.09	$14.07	$13.18	$8.40	$16.85	$14.61	$12.38	$11.37
Number of accumulation units outstanding at end of period	0	0	1,025	0	0	11	27	6,356
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$12.56	$11.38	$8.60	$14.36	$13.17	$12.07	$10.75	$9.73
Value at end of period	$11.75	$12.56	$11.38	$8.60	$14.36	$13.17	$12.07	$10.75
Number of accumulation units outstanding at end of period	3,258	5,459	12,465	4,708	3,016	8,191	374	14,356
THE INCOME FUND OF AMERICA®								
(Funds were first received in this option during June 2007)								
Value at beginning of period	$12.63	$11.48	$9.38	$13.43	$13.89			
Value at end of period	$13.10	$12.63	$11.48	$9.38	$13.43			
Number of accumulation units outstanding at end of period	736	867	755	207	34			
VANGUARD® DIVERSIFIED VALUE PORTFOLIO								
(Funds were first received in this option during June 2006)								
Value at beginning of period	$11.98	$11.18	$9.14	$14.36	$14.09	$12.15		
Value at end of period	$12.21	$11.98	$11.18	$9.14	$14.36	$14.09		
Number of accumulation units outstanding at end of period	341	807	1,114	1,114	0	270		
VANGUARD® EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during June 2006)								
Value at beginning of period	$12.04	$10.71	$8.95	$13.81	$13.48	$11.65		
Value at end of period	$13.01	$12.04	$10.71	$8.95	$13.81	$13.48		
Number of accumulation units outstanding at end of period	152	538	988	988	0	499		
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO								
(Funds were first received in this option during June 2006)								
Value at beginning of period	$13.32	$10.31	$8.53	$12.72	$12.51	$11.34		
Value at end of period	$13.23	$13.32	$10.31	$7.55	$12.72	$12.51		
Number of accumulation units outstanding at end of period	107	1,819	2,711	0	0	1,323		
WASHINGTON MUTUAL INVESTORS FUND[SM]								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.01	$9.88	$8.45	$12.85	$12.58	$10.85	$10.66	$9.95
Value at end of period	$11.58	$11.01	$9.88	$8.45	$12.85	$12.58	$10.85	$10.66
Number of accumulation units outstanding at end of period	1,036	1,793	21,045	12,695	5,316	5,972	1,849	3,829

CFI 234

Condensed Financial Information (continued)

TABLE 28

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.45%

(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006	2005	2004
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.								
(Funds were first received in this option during January 2006)								
Value at beginning of period	$10.04	$9.02	$7.58	$13.01	$12.54	$11.18		
Value at end of period	$10.42	$10.04	$9.02	$7.58	$13.01	$12.54		
Number of accumulation units outstanding at end of period	0	0		0	119	45		
ALLIANZ NFJ SMALL-CAP VALUE FUND								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$17.05	$13.88	$11.84					
Value at end of period	$17.13	$17.05	$13.88					
Number of accumulation units outstanding at end of period	43	35	14					
AMERICAN BALANCED FUND®								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.80	$10.63	$8.94	$12.24	$11.69	$10.65	$10.50	$9.94
Value at end of period	$12.04	$11.80	$10.63	$8.94	$12.24	$11.69	$10.65	$10.50
Number of accumulation units outstanding at end of period	975	68	68	0	2,660	2,645	3,598	11
ARIEL APPRECIATION FUND								
(Funds were first received in this option during January 2006)								
Value at beginning of period	$12.66	$10.77	$6.73	$11.57	$11.94	$11.21		
Value at end of period	$11.52	$12.66	$10.77	$6.73	$11.57	$11.94		
Number of accumulation units outstanding at end of period	0	0	0	80	251	2,270		
ARIEL FUND								
(Funds were first received in this option during January 2006)								
Value at beginning of period	$12.19	$9.85	$6.14	$12.07	$12.51	$11.87		
Value at end of period	$10.61	$12.19	$9.85	$6.14	$12.07	$12.51		
Number of accumulation units outstanding at end of period	0	1,009	2,586	1,078	1,037	745		
COLUMBIA MID CAP VALUE FUND								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$9.54	$8.86						
Value at end of period	$8.98	$9.54						
Number of accumulation units outstanding at end of period	0	114						
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$16.39	$15.25	$11.15	$19.09	$16.33	$13.65	$12.79	
Value at end of period	$13.92	$16.39	$15.25	$11.15	$19.09	$16.33	$13.65	
Number of accumulation units outstanding at end of period	1,104	3,655	4,507	1,890	1,429	2,700	2,997	
FIDELITY® ADVISOR NEW INSIGHTS FUND								
(Funds were first received in this option during June 2011)								
Value at beginning of period	$12.02							
Value at end of period	$11.82							
Number of accumulation units outstanding at end of period	1,221							
FIDELITY® VIP CONTRAFUND PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$14.22	$12.36	$9.28	$16.44	$14.24	$12.99	$11.31	$10.96
Value at end of period	$13.61	$14.22	$12.36	$9.28	$16.44	$14.24	$12.99	$11.31
Number of accumulation units outstanding at end of period	1,193	3,586	9,352	6,548	9,677	12,841	16,687	108

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during April 2005)								
Value at beginning of period	$10.76	$9.52	$7.45	$13.23	$13.27	$11.25	$10.29	
Value at end of period	$10.66	$10.76	$9.52	$7.45	$13.23	$13.27	$11.25	
Number of accumulation units outstanding at end of period	0	998	1,997	1,934	1,403	3,213	33	
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.57	$8.67	$6.89	$13.28	$13.12			
Value at end of period	$10.40	$10.57	$8.67	$6.89	$13.28			
Number of accumulation units outstanding at end of period	0	317	145	90	1			
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$15.12	$11.99	$9.43	$14.32	$14.91	$12.96	$12.11	$10.96
Value at end of period	$14.31	$15.12	$11.99	$9.43	$14.32	$14.91	$12.96	$12.11
Number of accumulation units outstanding at end of period	401	2,208	1,964	0	1,852	1,402	186	42
FRANKLIN SMALL-MID CAP GROWTH FUND								
(Funds were first received in this option during December 2008)								
Value at beginning of period	$13.77	$10.90	$7.74	$7.38				
Value at end of period	$12.88	$13.77	$10.90	$7.74				
Number of accumulation units outstanding at end of period	0	78	11	98				
FUNDAMENTAL INVESTORS℠								
(Funds were first received in this option during June 2011)								
Value at beginning of period	$9.01							
Value at end of period	$8.60							
Number of accumulation units outstanding at end of period	96							
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$15.67	$13.03	$8.89					
Value at end of period	$14.96	$15.67	$13.03					
Number of accumulation units outstanding at end of period	248	0	592					
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$14.63	$11.74	$8.81	$15.21	$14.55	$12.81	$12.10	$10.66
Value at end of period	$14.74	$14.63	$11.74	$8.81	$15.21	$14.55	$12.81	$12.10
Number of accumulation units outstanding at end of period	5	458	4,805	2,982	2,186	17	204	20
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during January 2006)								
Value at beginning of period	$13.36	$11.45	$7.62	$12.86	$10.99	$11.11		
Value at end of period	$11.78	$13.36	$11.45	$7.62	$12.86	$10.99		
Number of accumulation units outstanding at end of period	0	0	3	3	109	134		
ING CLARION REAL ESTATE PORTFOLIO								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$10.16	$8.06	$4.96					
Value at end of period	$10.96	$10.16	$8.06					
Number of accumulation units outstanding at end of period	368	0	362					
ING CORE EQUITY RESEARCH FUND								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$14.98	$13.51	$10.46					
Value at end of period	$14.70	$14.98	$13.51					
Number of accumulation units outstanding at end of period	0	0	324					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING DAVIS NEW YORK VENTURE PORTFOLIO								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$10.47	$9.48	$6.69					
Value at end of period	$9.84	$10.47	$9.48					
Number of accumulation units outstanding at end of period	421	0	956					
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO								
(Funds were first received in this option during March 2006)								
Value at beginning of period	$15.23	$12.04	$8.78	$14.66	$13.00	$12.41		
Value at end of period	$13.36	$15.23	$12.04	$8.78	$14.66	$13.00		
Number of accumulation units outstanding at end of period	265	147	789	650	976	2,052		
ING GLOBAL BOND PORTFOLIO								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$11.68	$10.25	$8.41					
Value at end of period	$11.91	$11.68	$10.25					
Number of accumulation units outstanding at end of period	0	1,627	2,148					
ING GNMA INCOME FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$12.47	$11.92	$11.52	$10.94	$10.49	$10.20	$10.10	$10.14
Value at end of period	$13.21	$12.47	$11.92	$11.52	$10.94	$10.49	$10.20	$10.10
Number of accumulation units outstanding at end of period	0	1,071	1,717	874	1,429	3,355	6,173	49
ING GROWTH AND INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during December 2011)								
Value at beginning of period	$13.38							
Value at end of period	$13.55							
Number of accumulation units outstanding at end of period	75							
ING INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during February 2005)								
Value at beginning of period	$10.69	$9.56	$7.90	$12.82	$12.43	$11.05	$10.62	
Value at end of period	$10.49	$10.69	$9.56	$7.90	$12.82	$12.43	$11.05	
Number of accumulation units outstanding at end of period	978	1,800	662	411	1,110	348	5,467	
ING INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$12.92	$10.79	$8.35	$13.62	$13.15	$12.24	$11.22	$10.08
Value at end of period	$12.54	$12.92	$10.79	$8.35	$13.62	$13.15	$12.24	$11.22
Number of accumulation units outstanding at end of period	1,394	1,542	1,461	912	1,429	2,418	6,718	32
ING INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during December 2004)								
Value at beginning of period	$12.24	$10.15	$8.28	$12.70	$13.79	$12.34	$11.68	$10.47
Value at end of period	$11.92	$12.24	$10.15	$8.28	$12.70	$13.79	$12.34	$11.68
Number of accumulation units outstanding at end of period	0	568	1,571	1,032	1,500	728	159	25
ING INDEX SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$10.99	$10.65						
Value at end of period	$10.90	$10.99						
Number of accumulation units outstanding at end of period	376	10,632						
ING INDEX SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.45	$10.83						
Value at end of period	$11.09	$11.45						
Number of accumulation units outstanding at end of period	0	7,724						

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING INDEX SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.65	$10.94						
Value at end of period	$11.09	$11.65						
Number of accumulation units outstanding at end of period	0	5,718						
ING INDEX SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.86	$11.05						
Value at end of period	$11.18	$11.86						
Number of accumulation units outstanding at end of period	0	3,279						
ING INDEX SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$10.69	$10.38						
Value at end of period	$10.80	$10.69						
Number of accumulation units outstanding at end of period	11	691						
ING INTERMEDIATE BOND FUND								
(Funds were first received in this option during January 2006)								
Value at beginning of period	$11.74	$10.86	$9.76	$11.01	$10.56	$10.34		
Value at end of period	$12.46	$11.74	$10.86	$9.76	$11.01	$10.56		
Number of accumulation units outstanding at end of period	0	0	0	0	64	60		
ING INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$11.69	$10.83	$9.89	$11.00	$10.56	$10.34	$10.29	
Value at end of period	$12.35	$11.69	$10.83	$9.89	$11.00	$10.56	$10.34	
Number of accumulation units outstanding at end of period	5,888	5,647	1,688	1,515	2,534	2,826	5,141	
ING INTERNATIONAL INDEX PORTFOLIO								
(Funds were first received in this option during January 2010)								
Value at beginning of period	$7.87	$7.68						
Value at end of period	$6.79	$7.87						
Number of accumulation units outstanding at end of period	1,472	743						
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND								
(Funds were first received in this option during April 2006)								
Value at beginning of period	$16.12	$13.14	$9.16	$19.30	$17.77	$16.23		
Value at end of period	$13.09	$16.12	$13.14	$9.16	$19.30	$17.77		
Number of accumulation units outstanding at end of period	0	140	83	28	1,279	1,879		
ING INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during July 2006)								
Value at beginning of period	$12.61	$12.48	$9.96	$17.65	$15.79	$13.20		
Value at end of period	$10.57	$12.61	$12.48	$9.96	$17.65	$15.79		
Number of accumulation units outstanding at end of period	0	0	708	468	411	38		
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$11.30	$9.96	$7.04					
Value at end of period	$10.90	$11.30	$9.96					
Number of accumulation units outstanding at end of period	587	0	1,009					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$14.96	$12.63	$6.95					
Value at end of period	$12.04	$14.96	$12.63					
Number of accumulation units outstanding at end of period	0	59	229					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during April 2007)								
Value at beginning of period	$14.27	$11.77	$9.50	$14.40	$15.12			
Value at end of period	$14.32	$14.27	$11.77	$9.50	$14.40			
Number of accumulation units outstanding at end of period	421	269	116	0	116			
ING LARGE CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$8.09	$6.90	$5.78	$9.08	$9.26			
Value at end of period	$8.22	$8.09	$6.90	$6.24	$9.08			
Number of accumulation units outstanding at end of period	789	746	120	0	277			
ING LARGE CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2011)								
Value at beginning of period	$8.21							
Value at end of period	$8.21							
Number of accumulation units outstanding at end of period	85							
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$11.82	$10.93	$9.42	$12.31	$12.12			
Value at end of period	$11.82	$11.82	$10.93	$9.42	$12.31			
Number of accumulation units outstanding at end of period	0	0	2,852	2,358	1,698			
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$12.98	$11.38	$8.29	$14.13	$13.49	$11.63	$11.14	
Value at end of period	$11.73	$12.98	$11.38	$8.29	$14.13	$13.49	$11.63	
Number of accumulation units outstanding at end of period	0	64	5,600	3,995	5,347	4,102	4,431	
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$13.14	$12.40	$11.17	$11.35	$10.53	$10.27	$10.21	$10.20
Value at end of period	$13.38	$13.14	$12.40	$11.17	$11.35	$10.53	$10.27	$10.21
Number of accumulation units outstanding at end of period	838	1,671	2,883	1,996	6,658	6,874	1,112	194
ING PIONEER FUND PORTFOLIO (CLASS S)								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$10.00	$9.29						
Value at end of period	$9.39	$10.00						
Number of accumulation units outstanding at end of period	0	346						
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$10.39	$8.95	$7.27	$11.03	$11.18			
Value at end of period	$9.71	$10.39	$8.95	$7.27	$11.03			
Number of accumulation units outstanding at end of period	0	0	1,726	1,809	1,430			
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during February 2009)								
Value at beginning of period	$10.35	$8.91	$6.75					
Value at end of period	$9.68	$10.35	$8.91					
Number of accumulation units outstanding at end of period	0	2,216	2,116					
ING REAL ESTATE FUND								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$15.82	$12.60	$9.86	$15.43	$18.76	$13.99	$12.65	$11.21
Value at end of period	$17.05	$15.82	$12.60	$9.86	$15.43	$18.76	$13.99	$12.65
Number of accumulation units outstanding at end of period	151	0	391	129	2,101	1,042	413	78

CFI 239

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO								
(Funds were first received in this option during June 2011)								
Value at beginning of period	$8.95							
Value at end of period	$8.99							
Number of accumulation units outstanding at end of period	41							
ING RUSSELL™ MID CAP INDEX PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$10.00	$9.11						
Value at end of period	$9.65	$10.00						
Number of accumulation units outstanding at end of period	0	5,132						
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$10.72	$9.84						
Value at end of period	$10.13	$10.72						
Number of accumulation units outstanding at end of period	0	100						
ING SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during December 2008)								
Value at beginning of period	$15.03	$12.26	$9.75	$8.84				
Value at end of period	$14.44	$15.03	$12.26	$9.75				
Number of accumulation units outstanding at end of period	4	241	181	53				
ING SOLUTION 2015 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.28	$10.78						
Value at end of period	$11.02	$11.28						
Number of accumulation units outstanding at end of period	4,690	7,137						
ING SOLUTION 2025 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.74	$11.04						
Value at end of period	$11.20	$11.74						
Number of accumulation units outstanding at end of period	5,248	9,785						
ING SOLUTION 2035 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$11.94	$11.19						
Value at end of period	$11.20	$11.94						
Number of accumulation units outstanding at end of period	7,892	8,113						
ING SOLUTION 2045 PORTFOLIO								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$12.06	$11.25						
Value at end of period	$11.24	$12.06						
Number of accumulation units outstanding at end of period	1,908	6,494						
ING SOLUTION 2055 PORTFOLIO								
(Funds were first received in this option during June 2011)								
Value at beginning of period	$11.49							
Value at end of period	$10.74							
Number of accumulation units outstanding at end of period	393							
ING SOLUTION INCOME PORTFOLIO								
(Funds were first received in this option during June 2011)								
Value at beginning of period	$11.05							
Value at end of period	$10.80							
Number of accumulation units outstanding at end of period	27							

CFI 240

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$11.33	$10.37	$8.94	$11.88	$11.41	$10.70	$10.64	
Value at end of period	$11.35	$11.33	$10.37	$8.94	$11.88	$11.41	$10.70	
Number of accumulation units outstanding at end of period	2,592	2,043	0	39	2,194	2,337	16	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$11.24	$10.10	$8.19	$13.02	$12.60	$11.31	$11.11	
Value at end of period	$10.74	$11.24	$10.10	$8.19	$13.02	$12.60	$11.31	
Number of accumulation units outstanding at end of period	3,152	1,709	244	197	741	1,408	15	
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$11.29	$10.24	$8.54	$12.48	$12.02	$10.99	$10.88	
Value at end of period	$11.04	$11.29	$10.24	$8.54	$12.48	$12.02	$10.99	
Number of accumulation units outstanding at end of period	5,994	5,570	251	292	1,453	3,011	34	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO								
(Funds were first received in this option during January 2006)								
Value at beginning of period	$13.31	$11.85	$9.04	$12.66	$12.32	$11.18		
Value at end of period	$13.48	$13.31	$11.85	$9.04	$12.66	$12.32		
Number of accumulation units outstanding at end of period	117	410	2,367	1,771	1,636	691		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$11.95	$10.56	$8.58	$13.55	$13.35	$11.39	$11.13	$10.17
Value at end of period	$11.66	$11.95	$10.56	$8.58	$13.55	$13.35	$11.39	$11.13
Number of accumulation units outstanding at end of period	0	1,804	3,444	1,143	2,710	257	837	122
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during March 2006)								
Value at beginning of period	$12.26	$10.67	$7.59	$13.36	$12.36	$11.41		
Value at end of period	$11.92	$12.26	$10.67	$7.59	$13.36	$12.36		
Number of accumulation units outstanding at end of period	327	0	3,030	1,855	1,039	234		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO								
(Funds were first received in this option during November 2009)								
Value at beginning of period	$10.32	$9.64	$9.80					
Value at end of period	$8.93	$10.32	$9.64					
Number of accumulation units outstanding at end of period	0	74	74					
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$13.72	$12.91	$9.89	$16.65	$16.93			
Value at end of period	$12.76	$13.72	$12.91	$9.89	$16.65			
Number of accumulation units outstanding at end of period	0	0	0	0	29			
INVESCO GLOBAL HEALTH CARE FUND								
(Funds were first received in this option during January 2006)								
Value at beginning of period	$31.53	$30.63	$24.42	$34.65	$31.61	$31.78		
Value at end of period	$32.33	$31.53	$30.63	$24.42	$34.65	$31.61		
Number of accumulation units outstanding at end of period	0	0	595	261	352	264		
INVESCO MID CAP CORE EQUITY FUND								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$13.91	$12.57	$9.81	$13.74	$12.70	$11.62	$10.99	$10.74
Value at end of period	$12.84	$13.91	$12.57	$9.81	$13.74	$12.70	$11.62	$10.99
Number of accumulation units outstanding at end of period	19	14	59	31	1,332	0	449	79

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005	2004
INVESCO VAN KAMPEN SMALL CAP VALUE FUND								
(Funds were first received in this option during June 2011)								
Value at beginning of period	$16.03							
Value at end of period	$14.73							
Number of accumulation units outstanding at end of period	37							
LORD ABBETT DEVELOPING GROWTH FUND, INC.								
(Funds were first received in this option during June 2011)								
Value at beginning of period	$15.23							
Value at end of period	$13.96							
Number of accumulation units outstanding at end of period	222							
LORD ABBETT FUNDAMENTAL EQUITY FUND								
(Funds were first received in this option during June 2011)								
Value at beginning of period	$12.27							
Value at end of period	$11.52							
Number of accumulation units outstanding at end of period	99							
LORD ABBETT MID-CAP VALUE FUND								
(Funds were first received in this option during August 2005)								
Value at beginning of period	$12.69	$10.28	$8.25	$13.85	$14.01	$12.67	$12.45	
Value at end of period	$11.99	$12.69	$10.28	$8.25	$13.85	$14.01	$12.67	
Number of accumulation units outstanding at end of period	0	0	1,357	1,207	2,653	1,300	4,801	
LORD ABBETT SMALL-CAP VALUE FUND								
(Funds were first received in this option during August 2005)								
Value at beginning of period	$18.08	$14.56	$11.40	$16.81	$15.48	$13.07	$12.55	
Value at end of period	$16.96	$18.08	$14.56	$11.40	$16.81	$15.48	$13.07	
Number of accumulation units outstanding at end of period	0	0	1,154	1,014	615	3,488	6,659	
MUTUAL GLOBAL DISCOVERY FUND								
(Funds were first received in this option during June 2006)								
Value at beginning of period	$16.14	$14.77	$12.42	$17.24	$15.79	$13.23		
Value at end of period	$15.40	$16.14	$14.77	$12.42	$17.24	$15.79		
Number of accumulation units outstanding at end of period	0	0	0	0	88	34		
NEUBERGER BERMAN GENESIS FUND®								
(Funds were first received in this option during June 2011)								
Value at beginning of period	$12.15							
Value at end of period	$11.99							
Number of accumulation units outstanding at end of period	11							
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$14.80	$13.37	$9.89	$16.21	$14.27			
Value at end of period	$13.43	$14.80	$13.37	$9.89	$16.21			
Number of accumulation units outstanding at end of period	30	491	1,688	1,392	766			
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$33.26	$26.63	$14.90	$29.14	$22.14	$17.98	$12.94	$10.90
Value at end of period	$26.80	$33.26	$26.63	$14.90	$29.14	$22.14	$17.98	$12.94
Number of accumulation units outstanding at end of period	0	0	931	735	1,259	2,826	5,154	64
PAX WORLD BALANCED FUND								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$11.99	$10.89	$9.13	$13.39	$12.44	$11.43	$11.02	$10.17
Value at end of period	$11.58	$11.99	$10.89	$9.13	$13.39	$12.44	$11.43	$11.02
Number of accumulation units outstanding at end of period	0	67	70	3	555	0	72	13

	2011	2010	2009	2008	2007	2006	2005	2004
PIONEER HIGH YIELD FUND								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$13.65	$11.80	$7.41	$11.95	$11.36	$10.45	$10.38	$10.09
Value at end of period	$13.19	$13.65	$11.80	$7.41	$11.95	$11.36	$10.45	$10.38
Number of accumulation units outstanding at end of period	0	308	1,052	621	2,625	833	837	89
T. ROWE PRICE MID-CAP VALUE FUND								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$14.97	$13.11	$9.11	$14.19	$14.38	$12.20	$11.54	$10.42
Value at end of period	$13.98	$14.97	$13.11	$9.11	$14.19	$14.38	$12.20	$11.54
Number of accumulation units outstanding at end of period	0	0	0	0	270	0	127	24
TEMPLETON FOREIGN FUND								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$14.02	$13.14	$8.92	$16.82	$14.59	$12.36	$11.36	$10.12
Value at end of period	$12.04	$14.02	$13.14	$8.92	$16.82	$14.59	$12.36	$11.36
Number of accumulation units outstanding at end of period	463	0	453	0	2,635	20	820	135
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$12.52	$11.35	$8.58	$14.33	$13.15	$12.06	$10.74	$9.90
Value at end of period	$11.70	$12.52	$11.35	$8.58	$14.33	$13.15	$12.06	$10.74
Number of accumulation units outstanding at end of period	1,204	6,999	6,591	2,966	4,157	5,405	10,086	54
THE INCOME FUND OF AMERICA®								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$12.59	$11.44	$9.36	$13.41	$13.16	$11.14	$11.08	
Value at end of period	$13.05	$12.59	$11.44	$9.36	$13.41	$13.16	$11.14	
Number of accumulation units outstanding at end of period	0	1,134	1,451	1,091	4,741	3,153	3,526	
VANGUARD® DIVERSIFIED VALUE PORTFOLIO								
(Funds were first received in this option during November 2005)								
Value at beginning of period	$11.94	$11.15	$8.97	$14.33	$14.08	$12.09	$12.16	
Value at end of period	$12.16	$11.94	$11.15	$8.97	$14.33	$14.08	$12.09	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	15	
VANGUARD® EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during November 2005)								
Value at beginning of period	$12.00	$10.68	$9.33	$13.79	$13.47	$11.39	$11.53	
Value at end of period	$12.96	$12.00	$10.68	$9.33	$13.79	$13.47	$11.39	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	14	
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO								
(Funds were first received in this option during November 2005)								
Value at beginning of period	$13.28	$10.28	$7.53	$12.70	$12.49	$11.57	$11.66	
Value at end of period	$13.18	$13.28	$10.28	$7.53	$12.70	$12.49	$11.57	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	6	
WASHINGTON MUTUAL INVESTORS FUND℠								
(Funds were first received in this option during October 2005)								
Value at beginning of period	$10.97	$9.85	$8.43	$12.83	$12.56	$10.84	$10.58	
Value at end of period	$11.53	$10.97	$9.85	$8.43	$12.83	$12.56	$10.84	
Number of accumulation units outstanding at end of period	0	2,281	5,688	2,678	2,461	4,720	6,726	

Condensed Financial Information (continued)

TABLE 29

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.55%

(Selected data for accumulation units outstanding throughout each period)

	2011	2010	2009	2008	2007	2006	2005
AMERICAN BALANCED FUND®							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$11.72	$10.57	$8.89	$12.19	$11.66	$10.63	$10.33
Value at end of period	$11.95	$11.72	$10.57	$8.89	$12.19	$11.66	$10.63
Number of accumulation units outstanding at end of period	749	385	0	0	0	270	605
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND							
(Funds were first received in this option during December 2010)							
Value at beginning of period	$11.02	$11.08					
Value at end of period	$12.22	$11.02					
Number of accumulation units outstanding at end of period	69	28					
ARIEL APPRECIATION FUND							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$12.57	$10.71	$6.70	$11.52	$11.91	$10.94	$10.86
Value at end of period	$11.43	$12.57	$10.71	$6.70	$11.52	$11.91	$10.94
Number of accumulation units outstanding at end of period	443	306	261	91	57	34	8
EATON VANCE LARGE-CAP VALUE FUND							
(Funds were first received in this option during February 2011)							
Value at beginning of period	$13.44						
Value at end of period	$12.29						
Number of accumulation units outstanding at end of period	191						
EUROPACIFIC GROWTH FUND®							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$16.28	$15.16	$11.10	$19.01	$16.29	$13.62	$12.64
Value at end of period	$13.81	$16.28	$15.16	$11.10	$19.01	$16.29	$13.62
Number of accumulation units outstanding at end of period	1,006	2,497	1,870	1,382	764	296	893
FIDELITY® VIP CONTRAFUND PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$14.12	$12.29	$9.23	$16.37	$14.20	$12.96	$12.28
Value at end of period	$13.50	$14.12	$12.29	$9.23	$16.37	$14.20	$12.96
Number of accumulation units outstanding at end of period	693	1,154	1,153	1,077	732	4,386	3,176
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$10.68	$9.46	$7.41	$13.18	$13.23	$11.23	$10.96
Value at end of period	$10.58	$10.68	$9.46	$7.41	$13.18	$13.23	$11.23
Number of accumulation units outstanding at end of period	83	64	44	27	19	1,210	6
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during April 2006)							
Value at beginning of period	$15.01	$11.92	$9.39	$14.26	$14.87	$14.50	
Value at end of period	$14.20	$15.01	$11.92	$9.39	$14.26	$14.87	
Number of accumulation units outstanding at end of period	1	600	477	307	174	454	
FRANKLIN SMALL-MID CAP GROWTH FUND							
(Funds were first received in this option during November 2006)							
Value at beginning of period	$13.68	$10.84	$7.70	$13.64	$12.43	$12.56	
Value at end of period	$12.78	$13.68	$10.84	$7.70	$13.64	$12.43	
Number of accumulation units outstanding at end of period	1,702	84	655	20	71	8	

CFI 244

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
FUNDAMENTAL INVESTORS℠							
(Funds were first received in this option during December 2010)							
Value at beginning of period	$8.90	$8.67					
Value at end of period	$8.57	$8.90					
Number of accumulation units outstanding at end of period	92	36					
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during February 2006)							
Value at beginning of period	$14.53	$11.67	$8.76	$15.15	$14.50	$13.58	
Value at end of period	$14.63	$14.53	$11.67	$8.76	$15.15	$14.50	
Number of accumulation units outstanding at end of period	126	53	1,231	50	205	1,229	
ING CORE EQUITY RESEARCH FUND							
(Funds were first received in this option during February 2009)							
Value at beginning of period	$14.95	$13.49	$10.46				
Value at end of period	$14.66	$14.95	$13.49				
Number of accumulation units outstanding at end of period	0	0	634				
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO							
(Funds were first received in this option during May 2008)							
Value at beginning of period	$15.14	$11.99	$8.75	$14.62			
Value at end of period	$13.27	$15.14	$11.99	$8.75			
Number of accumulation units outstanding at end of period	165	0	0	0			
ING GNMA INCOME FUND							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$12.39	$11.85	$11.46	$10.89	$10.46	$10.18	$10.22
Value at end of period	$13.10	$12.39	$11.85	$11.46	$10.89	$10.46	$10.18
Number of accumulation units outstanding at end of period	2,110	1,338	651	333	238	1,104	3,397
ING GROWTH AND INCOME PORTFOLIO (CLASS I)							
(Funds were first received in this option during June 2011)							
Value at beginning of period	$11.51						
Value at end of period	$10.88						
Number of accumulation units outstanding at end of period	58						
ING INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during May 2006)							
Value at beginning of period	$10.62	$9.50	$7.86	$12.77	$12.40	$11.45	
Value at end of period	$10.40	$10.62	$9.50	$7.86	$12.77	$12.40	
Number of accumulation units outstanding at end of period	651	293	0	0	25	184	
ING INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$12.83	$10.73	$8.31	$13.57	$13.11	$12.22	$11.61
Value at end of period	$12.44	$12.83	$10.73	$8.31	$13.57	$13.11	$12.22
Number of accumulation units outstanding at end of period	0	723	557	375	235	1,310	1,237
ING INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during February 2006)							
Value at beginning of period	$12.15	$10.09	$8.24	$12.65	$13.75	$13.24	
Value at end of period	$11.83	$12.15	$10.09	$8.24	$12.65	$13.75	
Number of accumulation units outstanding at end of period	0	781	522	328	169	1,556	
ING INDEX SOLUTION 2015 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$10.98	$10.65					
Value at end of period	$10.88	$10.98					
Number of accumulation units outstanding at end of period	2,663	3,674					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING INDEX SOLUTION 2025 PORTFOLIO							
(Funds were first received in this option during September 2010)							
Value at beginning of period	$11.44	$10.39					
Value at end of period	$11.07	$11.44					
Number of accumulation units outstanding at end of period	2,692	1,733					
ING INDEX SOLUTION 2035 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.64	$11.07					
Value at end of period	$11.07	$11.64					
Number of accumulation units outstanding at end of period	1,778	1,128					
ING INDEX SOLUTION 2045 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.85	$11.21					
Value at end of period	$11.16	$11.85					
Number of accumulation units outstanding at end of period	2,646	1,369					
ING INDEX SOLUTION INCOME PORTFOLIO							
(Funds were first received in this option during December 2010)							
Value at beginning of period	$10.68	$10.59					
Value at end of period	$10.78	$10.68					
Number of accumulation units outstanding at end of period	1,702	1,446					
ING INTERMEDIATE BOND FUND							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$11.66	$10.79	$9.72	$10.97	$10.53	$10.31	$10.40
Value at end of period	$12.36	$11.66	$10.79	$9.72	$10.97	$10.53	$10.31
Number of accumulation units outstanding at end of period	1,651	1,601	1,951	651	642	280	65
ING INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$11.61	$10.77	$9.84	$10.96	$10.53	$10.32	$10.29
Value at end of period	$12.25	$11.61	$10.77	$9.84	$10.96	$10.53	$10.32
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	765
ING INTERNATIONAL INDEX PORTFOLIO							
(Funds were first received in this option during November 2010)							
Value at beginning of period	$7.85	$7.69					
Value at end of period	$6.77	$7.85					
Number of accumulation units outstanding at end of period	34	2					
ING INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$12.52	$12.41	$9.91	$17.58	$15.74	$12.35	$11.73
Value at end of period	$10.49	$12.52	$12.41	$9.91	$17.58	$15.74	$12.35
Number of accumulation units outstanding at end of period	277	243	199	68	47	188	7
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO							
(Funds were first received in this option during July 2007)							
Value at beginning of period	$11.22	$9.90	$7.82	$12.51	$13.16		
Value at end of period	$10.82	$11.22	$9.90	$7.82	$12.51		
Number of accumulation units outstanding at end of period	0	0	38	12	229		
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during April 2006)							
Value at beginning of period	$14.17	$11.70	$9.46	$14.35	$14.24	$13.02	
Value at end of period	$14.20	$14.17	$11.70	$9.46	$14.35	$14.24	
Number of accumulation units outstanding at end of period	0	80	131	119	104	85	

	2011	2010	2009	2008	2007	2006	2005
ING LARGE CAP VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$8.05	$6.87	$6.22	$9.07	$9.24		
Value at end of period	$8.18	$8.05	$6.87	$6.22	$9.07		
Number of accumulation units outstanding at end of period	2,641	35	89	90	57		
ING MFS TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during February 2006)							
Value at beginning of period	$12.06	$10.87	$9.37	$12.27	$11.99	$11.07	
Value at end of period	$11.73	$11.74	$10.87	$9.37	$12.27	$11.99	
Number of accumulation units outstanding at end of period	1	0	0	0	0	1,013	
ING MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during August 2010)							
Value at beginning of period	$12.24	$9.90					
Value at end of period	$11.96	$12.24					
Number of accumulation units outstanding at end of period	0	167					
ING MONEY MARKET PORTFOLIO							
Value at beginning of period	$10.28	$10.47	$10.65	$10.59			
Value at end of period	$10.07	$10.28	$10.47	$10.65			
Number of accumulation units outstanding at end of period	0	0	5	0			
ING OPPENHEIMER GLOBAL PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$12.91	$11.32	$8.26	$14.09	$13.46	$11.62	$11.00
Value at end of period	$11.65	$12.91	$11.32	$8.26	$14.09	$13.46	$11.62
Number of accumulation units outstanding at end of period	0	338	434	417	333	2,733	1,111
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during February 2006)							
Value at beginning of period	$13.05	$12.33	$11.11	$11.31	$10.50	$10.26	
Value at end of period	$13.27	$13.05	$12.33	$11.11	$11.31	$10.50	
Number of accumulation units outstanding at end of period	676	1,597	0	344	79	3,586	
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2011)							
Value at beginning of period	$10.67						
Value at end of period	$9.66						
Number of accumulation units outstanding at end of period	1,437						
ING PIONEER MID CAP VALUE PORTFOLIO (CLASS S)							
(Funds were first received in this option during March 2010)							
Value at beginning of period	$10.30	$9.31					
Value at end of period	$9.62	$10.30					
Number of accumulation units outstanding at end of period	395	198					
ING REAL ESTATE FUND							
(Funds were first received in this option during May 2006)							
Value at beginning of period	$15.71	$12.52	$9.81	$15.37	$18.70	$15.35	
Value at end of period	$16.91	$15.71	12.52	$9.81	$15.37	$18.70	
Number of accumulation units outstanding at end of period	0	0	0	0	0	752	
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO							
(Funds were first received in this option during December 2010)							
Value at beginning of period	$8.89	$8.78					
Value at end of period	$8.96	$8.89					
Number of accumulation units outstanding at end of period	20	1					

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
ING RUSSELL™ MID CAP INDEX PORTFOLIO							
(Funds were first received in this option during July 2010)							
Value at beginning of period	$9.98	$8.40					
Value at end of period	$9.62	$9.98					
Number of accumulation units outstanding at end of period	274	76					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO							
(Funds were first received in this option during July 2010)							
Value at beginning of period	$10.69	$8.91					
Value at end of period	$10.09	$10.69					
Number of accumulation units outstanding at end of period	154	18					
ING SOLUTION 2015 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.27	$10.78					
Value at end of period	$11.00	$11.27					
Number of accumulation units outstanding at end of period	1	251					
ING SOLUTION 2025 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.73	$11.04					
Value at end of period	$11.17	$11.73					
Number of accumulation units outstanding at end of period	784	721					
ING SOLUTION 2035 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$11.93	$11.19					
Value at end of period	$11.18	$11.93					
Number of accumulation units outstanding at end of period	11	929					
ING SOLUTION 2045 PORTFOLIO							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$12.05	$11.24					
Value at end of period	$11.22	$12.05					
Number of accumulation units outstanding at end of period	440	3,025					
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$11.26	$10.31	$8.89	$11.84	$11.38	$10.68	$10.54
Value at end of period	$11.26	$11.26	$10.31	$8.89	$11.84	$11.38	$10.68
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	358
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$11.16	$10.04	$8.15	$12.97	$12.56	$11.29	$10.94
Value at end of period	$10.65	$11.16	$10.04	$8.15	$12.97	$12.56	$11.29
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,029
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$11.21	$10.18	$8.50	$12.43	$11.99	$10.97	$10.74
Value at end of period	$10.96	$11.21	$10.18	$8.50	$12.43	$11.99	$10.97
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,886
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during May 2006)							
Value at beginning of period	$11.86	$10.49	$8.54	$13.49	$13.31	$12.12	
Value at end of period	$11.57	$11.86	$10.49	$8.54	$13.49	$13.31	
Number of accumulation units outstanding at end of period	0	55	959	89	90	1,578	

CFI 248

	2011	2010	2009	2008	2007	2006	2005
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during February 2006)							
Value at beginning of period	$12.17	$10.60	$7.55	$13.31	$12.33	$11.36	
Value at end of period	$11.83	$12.17	$10.60	$7.55	$13.31	$12.33	
Number of accumulation units outstanding at end of period	1,444	92	699	13	297	272	
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2007)							
Value at beginning of period	$13.66	$12.86	$9.86	$16.62	$16.90		
Value at end of period	$12.68	$13.66	$12.86	$9.86	$16.62		
Number of accumulation units outstanding at end of period	0	0	21	7	128		
INVESCO MID CAP CORE EQUITY FUND							
(Funds were first received in this option during May 2006)							
Value at beginning of period	$13.82	$12.49	$9.76	$13.69	$12.67	$12.28	
Value at end of period	$12.74	$13.82	$12.49	$9.76	$13.69	$12.67	
Number of accumulation units outstanding at end of period	30	12	0	0	0	941	
INVESCO VAN KAMPEN SMALL CAP VALUE FUND							
(Funds were first received in this option during March 2010)							
Value at beginning of period	$16.29	$13.88					
Value at end of period	$14.69	$16.29					
Number of accumulation units outstanding at end of period	342	184					
LORD ABBETT MID-CAP VALUE FUND							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$12.61	$10.22	$8.21	$13.80	$13.96	$12.65	$12.47
Value at end of period	$11.90	$12.61	$10.22	$8.21	$13.80	$13.96	$12.65
Number of accumulation units outstanding at end of period	323	291	245	77	48	792	7
LORD ABBETT SMALL-CAP VALUE FUND							
(Funds were first received in this option during October 2005)							
Value at beginning of period	$17.96	$14.47	$11.35	$16.75	$15.44	$13.04	$12.46
Value at end of period	$16.83	$17.96	$14.47	$11.35	$16.75	$15.44	$13.04
Number of accumulation units outstanding at end of period	0	0	0	0	0	327	2,402
MUTUAL GLOBAL DISCOVERY FUND							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$16.03	$14.68	$12.35	$17.17	$15.75	$13.02	$12.42
Value at end of period	$15.28	$16.03	$14.68	$12.35	$17.17	$15.75	$13.02
Number of accumulation units outstanding at end of period	235	209	176	65	44	27	7
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®							
(Funds were first received in this option during March 2010)							
Value at beginning of period	$10.39	$9.09					
Value at end of period	$9.89	$10.39					
Number of accumulation units outstanding at end of period	178	101					
NEW PERSPECTIVE FUND®							
(Funds were first received in this option during February 2006)							
Value at beginning of period	$14.70	$13.29	$9.85	$16.15	$14.18	$12.41	
Value at end of period	$13.33	$14.70	$13.29	$9.85	$16.15	$14.18	
Number of accumulation units outstanding at end of period	132	50	348	0	0	605	
OPPENHEIMER DEVELOPING MARKETS FUND							
(Funds were first received in this option during May 2006)							
Value at beginning of period	$33.04	$26.47	$14.82	$29.03	$22.07	$21.37	
Value at end of period	$26.59	$33.04	$26.47	$14.82	$29.03	$22.07	
Number of accumulation units outstanding at end of period	26	10	0	0	22	501	

Condensed Financial Information (continued)

	2011	2010	2009	2008	2007	2006	2005
PAX WORLD BALANCED FUND							
(Funds were first received in this option during May 2006)							
Value at beginning of period	$11.91	$10.83	$9.08	$13.34	$12.41	$12.02	
Value at end of period	$11.49	$11.91	$10.83	$9.08	$13.34	$12.41	
Number of accumulation units outstanding at end of period	0	0	0	198	38	260	
PIONEER HIGH YIELD FUND							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$13.56	$11.73	$7.37	$11.90	$11.33	$10.43	$10.44
Value at end of period	$13.09	$13.56	$11.73	$7.37	$11.90	$11.33	$10.43
Number of accumulation units outstanding at end of period	681	2,664	2,107	651	583	1,137	8
T. ROWE PRICE MID-CAP VALUE FUND							
(Funds were first received in this option during May 2006)							
Value at beginning of period	$14.87	$13.03		$14.14	$14.34	$13.03	
Value at end of period	$13.87	$14.87		$9.07	$14.14	$14.34	
Number of accumulation units outstanding at end of period	0	0		0	11	235	
TEMPLETON FOREIGN FUND							
(Funds were first received in this option during May 2006)							
Value at beginning of period	$13.92	$13.06	$8.88	$16.75	$14.54	$13.98	
Value at end of period	$11.94	$13.92	$13.06	$8.88	$16.75	$14.54	
Number of accumulation units outstanding at end of period	100	796	177	264	98	1,697	
THE GROWTH FUND OF AMERICA®							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$12.43	$11.28	$8.54	$14.27	$13.11	$12.04	$11.45
Value at end of period	$11.61	$12.43	$11.28	$8.54	$14.27	$13.11	$12.04
Number of accumulation units outstanding at end of period	1,885	2,200	2,303	1,487	752	1,792	1,860
THE INCOME FUND OF AMERICA®							
(Funds were first received in this option during October 2006)							
Value at beginning of period	$12.50	$11.37	$9.31	$13.36	$13.12	$12.44	
Value at end of period	$12.95	$12.50	$11.37	$9.31	$13.36	$13.12	
Number of accumulation units outstanding at end of period	0	288	290	637	344	62	
WANGER SELECT							
(Funds were first received in this option during December 2010)							
Value at beginning of period	$13.30	$12.84					
Value at end of period	$10.76	$13.30					
Number of accumulation units outstanding at end of period	34	12					
WASHINGTON MUTUAL INVESTORS FUND^{SM}							
(Funds were first received in this option during September 2005)							
Value at beginning of period	$10.89	$9.80	$8.39	$12.78	$12.52	$10.81	$10.72
Value at end of period	$11.44	$10.89	$9.80	$8.39	$12.78	$12.52	$10.81
Number of accumulation units outstanding at end of period	1,201	1,053	864	307	203	1,779	4,796

CFI 250

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of a Variable Account C prospectus dated April 30, 2012, as well as all current prospectuses for the funds available under the Contracts.

____ Please send an Account C Statement of Additional Information (Form No. SAI.109860-12) dated April 30, 2012.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.109860-12


VARIABLE ANNUITY ACCOUNT C
OF
ING LIFE INSURANCE AND ANNUITY COMPANY


Statement of Additional Information dated April 30, 2012

For
ING Map Plus NP^{SM}

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated April 30, 2012. The contract offered in connection with the prospectus is a group deferred variable annuity contract funded through Variable Annuity Account C (the "separate account").

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, Connecticut 06095-0063
1-800-262-3862

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," "we," "us" and "our") is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

The Company is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The Company serves as the depositor for the separate account.

Other than the daily asset charge, subaccount administrative adjustment charge (if any) and the transferred asset benefit charge (if applicable) described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See **"FEES"** in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds may be available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectus and statement of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled **"CONTRACT OWNERSHIP AND RIGHTS"** and **"YOUR ACCOUNT VALUE."**

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2011, 2010 and 2009 amounted to $56,593,822.08, $43,979,093.81 and $44,259,566.54, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of the Company.

As described in the prospectus, compensation paid to those who sell the contract can affect the daily asset charge applied. The following chart illustrates the maximum daily asset charge that may be applied under a contract depending upon the compensation option selected by the individual selling the contract, as of May 1, 2012.

Maximum Daily Asset Charge for Case Based Compensation

	First Case Year (Case Year 1 Only)	Renewal Year & Increase Deposits (All Case Years)	Takeover (Case Year 1 Only)	Asset Based (Starts Case Month 1)	Asset Based (Starts Case Month 13)	Maximum Daily Asset Charge
Option 1	1.00%	0.00%	1.00%	0.00%	0.15	1.10
Option 2	1.00%	0.00%	1.00%	0.00%	0.25	1.25
Option 3	1.00%	0.00%	1.00%	0.00%	0.30	1.30
Option 4	1.00%	0.00%	1.00%	0.00%	0.40	1.45
Option 5	1.00%	0.00%	1.00%	0.00%	0.50	1.55
Option 6	0.00%	0.00%	0.00%	0.40%	0.00	1.25
Option 7	0.00%	0.00%	0.00%	0.00%	0.00	0.75

Maximum Daily Asset Charge for Participant Based Compensation

	First Participant Year and Increases	Renewal Premium	Tax Free Exchanges/ Takeover Assets	Asset Based (Starts Participant Month 13)	Maximum Daily Asset Charge
Option 1	3.00	0.25	1.00	0.10	1.20
Option 2	2.00	0.50	2.00	0.25	1.55
Option 3	1.00	1.00	1.00	0.25	1.35

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see **"INCOME PHASE"** in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis.

Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a 10 day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the 10th valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the 10th valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = $.9999058^{30}$ (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.40000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

* If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = $.9998663^{30}$.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2011, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS
Variable Annuity Account C of
ING Life Insurance and Annuity Company
Year Ended December 31, 2011
with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2011

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the investment divisions (the "Divisions") constituting Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") as of December 31, 2011, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

The Alger Funds II:
  Alger Green Fund - Class A
AllianceBernstein Growth and Income Fund, Inc.:
  AllianceBernstein Growth and Income Fund, Inc. - Class A
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein Growth and Income Portfolio - Class A
Allianz Funds:
  Allianz NFJ Dividend Value Fund - Class A
  Allianz NFJ Large-Cap Value Fund - Institutional Class
  Allianz NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
  Amana Growth Fund
  Amana Income Fund
American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-3
American Century Government Income Trust:
  American Century Inflation-Adjusted Bond Fund - Investor Class
American Century Quantitative Equity Funds, Inc.:
  American Century Income & Growth Fund - A Class
American Funds American Mutual Fund®:
  American Funds American Mutual Fund® - Class R-4
Ariel Investment Trust:
  Ariel Appreciation Fund
  Ariel Fund
Artisan Funds, Inc.:
  Artisan International Fund - Investor Shares
Aston Funds:
  Aston/Fairpointe Mid Cap Fund - Class N
BlackRock Equity Dividend Fund:
  BlackRock Equity Dividend Fund - Investor A Shares
BlackRock Mid Cap Value Opportunities Series, Inc.:
  BlackRock Mid Cap Value Opportunities Fund - Investor A Shares
The Bond Fund of America℠, Inc.:
  The Bond Fund of America℠, Inc. - Class R-4
Calvert Variable Series, Inc.:
  Calvert VP SRI Balanced Portfolio
Capital World Growth & Income Fund℠, Inc.:
  Capital World Growth & Income Fund℠, Inc. - Class R-3
Cohen & Steers Realty Shares, Inc.:
  Cohen & Steers Realty Shares
Columbia Acorn Trust:
  Columbia℠ Acorn Fund® - Class A
  Columbia℠ Acorn Fund® - Class Z

Columbia Funds Series Trust:
  Columbia Mid Cap Value Fund - Class A
  Columbia Mid Cap Value Fund - Class Z
CRM Mutual Fund Trust:
  CRM Mid Cap Value Fund - Investor Shares
Dodge & Cox Funds:
  Dodge & Cox International Stock Fund
  Dodge & Cox Stock Fund
DWS Institutional Funds:
  DWS Equity 500 Index Fund - Class S
Eaton Vance Special Investment Trust:
  Eaton Vance Large-Cap Value Fund - Class R
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-3
  EuroPacific Growth Fund® - Class R-4
Fidelity® Contrafund®:
  Fidelity® Advisor New Insights Fund - Institutional Class
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
Franklin Mutual Series Fund Inc.:
  Mutual Global Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
Fundamental Investors℠, Inc.:
  Fundamental Investors℠, Inc. - Class R-3
  Fundamental Investors℠, Inc. - Class R-4
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-3
  The Growth Fund of America® - Class R-4
Hartford Mutual Funds, Inc.:
  The Hartford Capital Appreciation Fund - Class R4
  The Hartford Dividend And Growth Fund - Class R4

The Income Fund of America®, Inc.:
  The Income Fund of America® - Class R-3
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Equity Trust:
  ING Real Estate Fund - Class A
  ING Value Choice Fund - Class A
ING Funds Trust:
  ING GNMA Income Fund - Class A
  ING Intermediate Bond Fund - Class A
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING Artio Foreign Portfolio - Service Class
  ING BlackRock Health Sciences Opportunities Portfolio - Service Class
  ING BlackRock Inflation Protected Bond Portfolio - Adviser Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Service 2 Class
  ING Clarion Global Real Estate Portfolio - Adviser Class
  ING Clarion Global Real Estate Portfolio - Institutional Class
  ING Clarion Real Estate Portfolio - Adviser Class
  ING Clarion Real Estate Portfolio - Institutional Class
  ING Clarion Real Estate Portfolio - Service Class
  ING Core Growth and Income Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class
  ING Global Resources Portfolio - Adviser Class
  ING Global Resources Portfolio - Institutional Class
  ING Global Resources Portfolio - Service Class
  ING Invesco Van Kampen Growth and Income Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING Large Cap Growth Portfolio - Adviser Class
  ING Large Cap Growth Portfolio - Institutional Class
  ING Large Cap Growth Portfolio - Service Class
  ING Large Cap Value Portfolio - Institutional Class
  ING Large Cap Value Portfolio - Service Class
  ING Lord Abbett Growth and Income Portfolio - Institutional Class
  ING Lord Abbett Growth and Income Portfolio - Service Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Service Class
  ING MFS Total Return Portfolio - Adviser Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Morgan Stanley Global Franchise Portfolio - Adviser Class
  ING PIMCO High Yield Portfolio - Adviser Class

ING Investors Trust (continued):
  ING PIMCO High Yield Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Adviser Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING T. Rowe Price International Stock Portfolio - Adviser Class
  ING T. Rowe Price International Stock Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Institutional Class
  ING Templeton Global Growth Portfolio - Service Class
  ING U.S. Stock Index Portfolio - Institutional Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
ING Mutual Funds:
  ING Global Real Estate Fund - Class A
  ING International Capital Appreciation Fund - Class I
  ING International SmallCap Multi-Manager Fund - Class A
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value Portfolio - Adviser Class
  ING American Century Small-Mid Cap Value Portfolio - Initial Class
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Adviser Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Adviser Class
  ING Columbia Small Cap Value II Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class
  ING Global Bond Portfolio - Adviser Class
  ING Global Bond Portfolio - Initial Class
  ING Global Bond Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Initial Class
  ING Index Solution 2015 Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Service 2 Class
  ING Index Solution 2025 Portfolio - Initial Class
  ING Index Solution 2025 Portfolio - Service Class
  ING Index Solution 2025 Portfolio - Service 2 Class
  ING Index Solution 2035 Portfolio - Initial Class
  ING Index Solution 2035 Portfolio - Service Class
  ING Index Solution 2035 Portfolio - Service 2 Class
  ING Index Solution 2045 Portfolio - Initial Class
  ING Index Solution 2045 Portfolio - Service Class
  ING Index Solution 2045 Portfolio - Service 2 Class
  ING Index Solution 2055 Portfolio - Initial Class
  ING Index Solution 2055 Portfolio - Service Class
  ING Index Solution 2055 Portfolio - Service 2 Class
  ING Index Solution Income Portfolio - Service Class
  ING Index Solution Income Portfolio - Service 2 Class
  ING Invesco Van Kampen Comstock Portfolio - Adviser Class
  ING Invesco Van Kampen Comstock Portfolio - Service Class

ING Partners, Inc. (continued):
  ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class
  ING Invesco Van Kampen Equity and Income Portfolio - Initial Class
  ING Invesco Van Kampen Equity and Income Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Adviser Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Adviser Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Adviser Class
  ING PIMCO Total Return Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Service Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2015 Portfolio - Service 2 Class
  ING Solution 2025 Portfolio - Adviser Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service 2 Class
  ING Solution 2035 Portfolio - Adviser Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service 2 Class
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service 2 Class
  ING Solution 2055 Portfolio - Service Class
  ING Solution 2055 Portfolio - Service 2 Class
  ING Solution Growth Portfolio - Service Class
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio - Service Class
  ING Solution Income Portfolio - Service 2 Class
  ING Solution Moderate Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Adviser Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Adviser Class
  ING Templeton Foreign Equity Portfolio - Initial Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Adviser Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Adviser Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class

ING Series Fund, Inc.:
  ING Core Equity Research Fund - Class A
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio - Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class
  ING BlackRock Science and Technology Opportunities Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class I
  ING International Index Portfolio - Class S
  ING Russell™ Large Cap Growth Index Portfolio - Class I
  ING Russell™ Large Cap Growth Index Portfolio - Class S
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Large Cap Index Portfolio - Class S
  ING Russell™ Large Cap Value Index Portfolio - Class I
  ING Russell™ Large Cap Value Index Portfolio - Class S
  ING Russell™ Mid Cap Growth Index Portfolio - Class S
  ING Russell™ Mid Cap Index Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING Small Company Portfolio - Class I
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Invesco Growth Series:
  Invesco Mid Cap Core Equity Fund - Class A
  Invesco Small Cap Growth Fund - Class A
Invesco Investment Funds:
  Invesco Endeavor Fund - Class A
  Invesco Global Health Care Fund - Investor Class

Invesco Sector Funds:
    Invesco U.S. Small Cap Value Fund - Class Y
    Invesco Van Kampen Small Cap Value Fund - Class A
    Invesco Van Kampen Small Cap Value Fund - Class Y
Invesco Variable Insurance Funds:
    Invesco V.I. Capital Appreciation Fund - Series I Shares
    Invesco V.I. Core Equity Fund - Series I Shares
Janus Aspen Series:
    Janus Aspen Series Balanced Portfolio - Institutional Shares
    Janus Aspen Series Enterprise Portfolio - Institutional Shares
    Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
    Janus Aspen Series Janus Portfolio - Institutional Shares
    Janus Aspen Series Worldwide Portfolio - Institutional Shares
The Lazard Funds, Inc.:
    Lazard Emerging Markets Equity Portfolio - Open Shares
    Lazard U.S. Mid Cap Equity Portfolio - Open Shares
LKCM Funds:
    LKCM Aquinas Growth Fund
Loomis Sayles Funds I:
    Loomis Sayles Small Cap Value Fund - Retail Class
Lord Abbett Developing Growth Fund, Inc.:
    Lord Abbett Developing Growth Fund, Inc. - Class A
Lord Abbett Investment Trust:
    Lord Abbett Core Fixed Income Fund - Class A
Lord Abbett Mid Cap Value Fund, Inc.:
    Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
    Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Securities Trust:
    Lord Abbett Fundamental Equity Fund - Class A
Lord Abbett Series Fund, Inc.:
    Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Massachusetts Investors Growth Stock Fund:
    Massachusetts Investors Growth Stock Fund - Class A
Neuberger Berman Equity Funds®:
    Neuberger Berman Genesis Fund® - Trust Class
    Neuberger Berman Socially Responsive Fund® - Trust Class
New Perspective Fund®, Inc.:
    New Perspective Fund®, Inc. - Class R-3
    New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
    Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
    Oppenheimer Developing Markets Fund - Class A
Oppenheimer Gold & Special Minerals Fund:
    Oppenheimer Gold & Special Minerals Fund - Class A
Oppenheimer International Bond Fund:
    Oppenheimer International Bond Fund - Class A
Oppenheimer Variable Account Funds:
    Oppenheimer Global Securities/VA
    Oppenheimer Global Strategic Income Fund/VA
    Oppenheimer Main Street Fund®/VA
    Oppenheimer Main Street Small- & Mid-Cap Fund®/VA
    Oppenheimer Small- & Mid-Cap Growth Fund/VA

Parnassus Income Funds:
    Parnassus Equity Income Fund - Investor Shares
Pax World Funds Series Trust I:
    Pax World Balanced Fund - Individual Investor Class
PIMCO Variable Insurance Trust:
    PIMCO Real Return Portfolio - Administrative Class
Pioneer High Yield Fund:
    Pioneer High Yield Fund - Class A
Pioneer Strategic Income Fund:
    Pioneer Strategic Income Fund - Class A
Pioneer Variable Contracts Trust:
    Pioneer Emerging Markets VCT Portfolio - Class I
    Pioneer High Yield VCT Portfolio - Class I
    Pioneer Mid Cap Value VCT Portfolio - Class I
RiverSource® Investment Series, Inc.:
    Columbia Diversified Equity Income Fund - Class R-3
    Columbia Diversified Equity Income Fund - Class R-4
The Royce Fund:
    Royce Total Return Fund - Class K
SmallCap World Fund, Inc.:
    SMALLCAP World Fund® - Class R-4
T. Rowe Price Mid-Cap Value Fund, Inc.:
    T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
    T. Rowe Price Value Fund - Advisor Class
Templeton Funds, Inc.:
    Templeton Foreign Fund - Class A
Templeton Income Trust:
    Templeton Global Bond Fund - Class A
Thornburg Investment Trust:
    Thornburg International Value Fund - Class R4
USAA Investment Trust:
    USAA Precious Metals and Minerals Fund - Adviser Shares
Vanguard® Variable Insurance Fund:
    Diversified Value Portfolio
    Equity Income Portfolio
    Small Company Growth Portfolio
The Victory Portfolios:
    Victory Small Company Opportunity Fund - Class R
Wanger Advisors Trust:
    Wanger International
    Wanger Select
    Wanger USA
Washington Mutual Investors Fund[SM], Inc.:
    Washington Mutual Investors Fund[SM], Inc. - Class R-3
    Washington Mutual Investors Fund[SM], Inc. - Class R-4
Wells Fargo Funds Trust:
    Wells Fargo Advantage Small Cap Value Fund - Class A
    Wells Fargo Advantage Special Small Cap Values Fund - Class A

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2011, by correspondence with the transfer agents or fund company. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Variable Annuity Account C of ING Life Insurance and Annuity Company at December 31, 2011, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 3, 2012

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Alger Green Fund - Class A	AllianceBernstein Growth and Income Fund, Inc. - Class A	AllianceBernstein Growth and Income Portfolio - Class A	Allianz NFJ Dividend Value Fund - Class A
Assets				
Investments in mutual funds				
at fair value	$ 1,622	$ 172	$ 473	$ 179
Total assets	1,622	172	473	179
Liabilities				
Due to related parties	-	-	-	-
Total liabilities	-	-	-	-
Net assets	$ 1,622	$ 172	$ 473	$ 179
Net assets				
Accumulation units	$ 1,622	$ 172	$ 473	$ 179
Contracts in payout (annuitization)	-	-	-	-
Total net assets	$ 1,622	$ 172	$ 473	$ 179
Total number of mutual fund shares	271,166	49,953	26,232	15,735
Cost of mutual fund shares	$ 1,602	$ 145	$ 415	$ 163

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Allianz NFJ Large-Cap Value Fund - Institutional Class	Allianz NFJ Small-Cap Value Fund - Class A	Amana Growth Fund	Amana Income Fund	American Balanced Fund® - Class R-3
Assets					
Investments in mutual funds					
at fair value	$ 3,063	$ 395	$ 27,823	$ 40,418	$ 5,726
Total assets	3,063	395	27,823	40,418	5,726
Liabilities					
Due to related parties	-	-	1	1	-
Total liabilities	-	-	1	1	-
Net assets	$ 3,063	$ 395	$ 27,822	$ 40,417	$ 5,726
Net assets					
Accumulation units	$ 3,063	$ 395	$ 27,822	$ 40,417	$ 5,726
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 3,063	$ 395	$ 27,822	$ 40,417	$ 5,726
Total number of mutual fund shares	222,269	14,193	1,147,815	1,273,000	315,651
Cost of mutual fund shares	$ 3,018	$ 355	$ 26,610	$ 37,770	$ 5,207

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	American Century Inflation-Adjusted Bond Fund - Investor Class	American Century Income & Growth Fund - A Class	American Funds American Mutual Fund® - Class R-4	Ariel Appreciation Fund	Ariel Fund
Assets					
Investments in mutual funds					
at fair value	$ 43,589	$ 5,331	$ 6	$ 679	$ 3,064
Total assets	43,589	5,331	6	679	3,064
Liabilities					
Due to related parties	1	-	-	-	-
Total liabilities	1	-	-	-	-
Net assets	$ 43,588	$ 5,331	$ 6	$ 679	$ 3,064
Net assets					
Accumulation units	$ 43,588	$ 5,331	$ 6	$ 679	$ 3,064
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 43,588	$ 5,331	$ 6	$ 679	$ 3,064
Total number of mutual fund shares	3,421,466	219,303	234	17,547	71,310
Cost of mutual fund shares	$ 42,498	$ 5,708	$ 6	$ 582	$ 3,433

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Artisan International Fund - Investor Shares	Aston/Fairpointe Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	The Bond Fund of America[SM], Inc. - Class R-4
Assets					
Investments in mutual funds at fair value	$ 2,674	$ 5,556	$ 487	$ 7,480	$ 9,219
Total assets	2,674	5,556	487	7,480	9,219
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 2,674	$ 5,556	$ 487	$ 7,480	$ 9,219
Net assets					
Accumulation units	$ 2,674	$ 5,556	$ 487	$ 7,480	$ 9,219
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 2,674	$ 5,556	$ 487	$ 7,480	$ 9,219
Total number of mutual fund shares	134,825	187,782	26,852	453,881	734,559
Cost of mutual fund shares	$ 2,756	$ 5,848	$ 462	$ 7,268	$ 8,947

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Calvert VP SRI Balanced Portfolio	Capital World Growth & Income Fund℠, Inc. - Class R-3	Cohen & Steers Realty Shares	Columbia℠ Acorn Fund® - Class A	Columbia℠ Acorn Fund® - Class Z
Assets					
Investments in mutual funds					
at fair value	$ 44,042	$ 415	$ 677	$ 69	$ 10,848
Total assets	44,042	415	677	69	10,848
Liabilities					
Due to related parties	1	-	-	-	-
Total liabilities	1	-	-	-	-
Net assets	$ 44,041	$ 415	$ 677	$ 69	$ 10,848
Net assets					
Accumulation units	$ 43,833	$ 415	$ 677	$ 69	$ 10,848
Contracts in payout (annuitization)	208	-	-	-	-
Total net assets	$ 44,041	$ 415	$ 677	$ 69	$ 10,848
Total number of mutual fund shares	25,181,092	12,996	11,136	2,602	393,622
Cost of mutual fund shares	$ 45,216	$ 434	$ 648	$ 75	$ 11,325

The accompanying notes are an integral part of these financial statements.

10

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class A		Columbia Mid Cap Value Fund - Class Z		CRM Mid Cap Value Fund - Investor Shares		Dodge & Cox International Stock Fund		Dodge & Cox Stock Fund	
Assets										
Investments in mutual funds										
at fair value	$	3,805	$	5,363	$	216	$	136	$	24
Total assets		3,805		5,363		216		136		24
Liabilities										
Due to related parties		-		-		-		-		-
Total liabilities		-		-		-		-		-
Net assets	$	3,805	$	5,363	$	216	$	136	$	24
Net assets										
Accumulation units	$	3,805	$	5,363	$	216	$	136	$	24
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	3,805	$	5,363	$	216	$	136	$	24
Total number of mutual fund shares		297,271		418,684		8,293		4,662		237
Cost of mutual fund shares	$	3,186	$	5,466	$	210	$	144	$	26

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	DWS Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity® Advisor New Insights Fund - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 400	$ 46	$ 9,736	$ 235,348	$ 259
Total assets	400	46	9,736	235,348	259
Liabilities					
Due to related parties	-	-	-	6	-
Total liabilities	-	-	-	6	-
Net assets	$ 400	$ 46	$ 9,736	$ 235,342	$ 259
Net assets					
Accumulation units	$ 400	$ 46	$ 9,736	$ 235,342	$ 259
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 400	$ 46	$ 9,736	$ 235,342	$ 259
Total number of mutual fund shares	2,834	2,661	282,028	6,811,798	12,961
Cost of mutual fund shares	$ 384	$ 45	$ 10,770	$ 280,684	$ 265

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 256,286	$ 214,518	$ 9,729	$ 27,986	$ 988,355
Total assets	256,286	214,518	9,729	27,986	988,355
Liabilities					
Due to related parties	7	6	-	1	24
Total liabilities	7	6	-	1	24
Net assets	$ 256,279	$ 214,512	$ 9,729	$ 27,985	$ 988,331
Net assets					
Accumulation units	$ 252,758	$ 213,488	$ 9,667	$ 27,985	$ 980,308
Contracts in payout (annuitization)	3,521	1,024	62	-	8,023
Total net assets	$ 256,279	$ 214,512	$ 9,729	$ 27,985	$ 988,331
Total number of mutual fund shares	13,712,476	5,815,076	1,804,949	2,053,234	42,934,629
Cost of mutual fund shares	$ 309,416	$ 182,226	$ 9,785	$ 39,476	$ 1,126,802

The accompanying notes are an integral part of these financial statements.

13

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Mutual Global Discovery Fund - Class R	Franklin Small-Mid Cap Growth Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 103,345	$ 18,110	$ 20,845	$ 2,800	$ 673
Total assets	103,345	18,110	20,845	2,800	673
Liabilities					
Due to related parties	3	-	1	-	-
Total liabilities	3	-	1	-	-
Net assets	$ 103,342	$ 18,110	$ 20,844	$ 2,800	$ 673
Net assets					
Accumulation units	$ 103,342	$ 18,110	$ 20,844	$ 2,800	$ 673
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 103,342	$ 18,110	$ 20,844	$ 2,800	$ 673
Total number of mutual fund shares	799,079	622,755	1,510,494	104,122	19,922
Cost of mutual fund shares	$ 98,002	$ 17,178	$ 21,543	$ 2,613	$ 590

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Franklin Small Cap Value Securities Fund - Class 2	Fundamental Investors℠, Inc. - Class R-3	Fundamental Investors℠, Inc. - Class R-4	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4
Assets					
Investments in mutual funds at fair value	$ 109,151	$ 1,093	$ 32,352	$ 14,365	$ 271,707
Total assets	109,151	1,093	32,352	14,365	271,707
Liabilities					
Due to related parties	3	-	1	-	7
Total liabilities	3	-	1	-	7
Net assets	$ 109,148	$ 1,093	$ 32,351	$ 14,365	$ 271,700
Net assets					
Accumulation units	$ 107,625	$ 1,093	$ 32,351	$ 14,365	$ 271,700
Contracts in payout (annuitization)	1,523	-	-	-	-
Total net assets	$ 109,148	$ 1,093	$ 32,351	$ 14,365	$ 271,700
Total number of mutual fund shares	7,028,424	30,938	915,722	507,072	9,526,883
Cost of mutual fund shares	$ 106,438	$ 1,051	$ 27,433	$ 13,840	$ 278,222

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4	The Income Fund of America® - Class R-3	ING Balanced Portfolio - Class I	ING Real Estate Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 173	$ 28	$ 2,121	$ 299,270	$ 2,098
Total assets	173	28	2,121	299,270	2,098
Liabilities					
Due to related parties	-	-	-	9	-
Total liabilities	-	-	-	9	-
Net assets	$ 173	$ 28	$ 2,121	$ 299,261	$ 2,098
Net assets					
Accumulation units	$ 173	$ 28	$ 2,121	$ 282,894	$ 2,098
Contracts in payout (annuitization)	-	-	-	16,367	-
Total net assets	$ 173	$ 28	$ 2,121	$ 299,261	$ 2,098
Total number of mutual fund shares	5,605	1,456	126,929	26,888,583	146,206
Cost of mutual fund shares	$ 203	$ 26	$ 1,948	$ 321,343	$ 1,592

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Value Choice Fund - Class A	ING GNMA Income Fund - Class A	ING Intermediate Bond Fund - Class A	ING Intermediate Bond Portfolio - Class I	ING Intermediate Bond Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 3	$ 4,837	$ 3,356	$ 386,943	$ 922
Total assets	3	4,837	3,356	386,943	922
Liabilities					
Due to related parties	-	-	-	10	-
Total liabilities	-	-	-	10	-
Net assets	$ 3	$ 4,837	$ 3,356	$ 386,933	$ 922
Net assets					
Accumulation units	$ 3	$ 4,837	$ 3,356	$ 373,673	$ 922
Contracts in payout (annuitization)	-	-	-	13,260	-
Total net assets	$ 3	$ 4,837	$ 3,356	$ 386,933	$ 922
Total number of mutual fund shares	173	529,217	344,514	31,205,056	74,708
Cost of mutual fund shares	$ 3	$ 4,692	$ 3,165	$ 395,186	$ 908

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Artio Foreign Portfolio - Service Class	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Adviser Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 21,282	$ 11,294	$ 74	$ 82,027	$ 551
Total assets	21,282	11,294	74	82,027	551
Liabilities					
Due to related parties	1	-	-	2	-
Total liabilities	1	-	-	2	-
Net assets	$ 21,281	$ 11,294	$ 74	$ 82,025	$ 551
Net assets					
Accumulation units	$ 21,281	$ 11,294	$ 74	$ 81,736	$ 551
Contracts in payout (annuitization)	-	-	-	289	-
Total net assets	$ 21,281	$ 11,294	$ 74	$ 82,025	$ 551
Total number of mutual fund shares	2,399,337	983,790	6,863	8,526,717	57,552
Cost of mutual fund shares	$ 33,463	$ 10,147	$ 74	$ 96,039	$ 607

The accompanying notes are an integral part of these financial statements.

18

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Service 2 Class	ING Clarion Global Real Estate Portfolio - Adviser Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Adviser Class	ING Clarion Real Estate Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 261	$ 2	$ 55,562	$ 18	$ 2,157
Total assets	261	2	55,562	18	2,157
Liabilities					
Due to related parties	-	-	1	-	-
Total liabilities	-	-	1	-	-
Net assets	$ 261	$ 2	$ 55,561	$ 18	$ 2,157
Net assets					
Accumulation units	$ 261	$ 2	$ 55,561	$ 18	$ -
Contracts in payout (annuitization)	-	-	-	-	2,157
Total net assets	$ 261	$ 2	$ 55,561	$ 18	$ 2,157
Total number of mutual fund shares	27,669	253	6,221,903	768	90,738
Cost of mutual fund shares	$ 233	$ 2	$ 57,957	$ 17	$ 2,034

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 48,010	$ 64,099	$ 12	$ 2	$ 30
Total assets	48,010	64,099	12	2	30
Liabilities					
Due to related parties	1	1	-	-	-
Total liabilities	1	1	-	-	-
Net assets	$ 48,009	$ 64,098	$ 12	$ 2	$ 30
Net assets					
Accumulation units	$ 48,009	$ 64,098	$ 12	$ 2	$ 30
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 48,009	$ 64,098	$ 12	$ 2	$ 30
Total number of mutual fund shares	2,024,873	4,748,056	887	114	1,550
Cost of mutual fund shares	$ 38,001	$ 58,097	$ 14	$ 2	$ 36

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 122,294	$ 19,901	$ 286	$ 28,903	$ 23,895
Total assets	122,294	19,901	286	28,903	23,895
Liabilities					
Due to related parties	3	-	-	1	1
Total liabilities	3	-	-	1	1
Net assets	$ 122,291	$ 19,901	$ 286	$ 28,902	$ 23,894
Net assets					
Accumulation units	$ 122,291	$ 19,901	$ 286	$ 28,902	$ 23,894
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 122,291	$ 19,901	$ 286	$ 28,902	$ 23,894
Total number of mutual fund shares	6,294,064	948,562	16,364	1,604,819	1,331,218
Cost of mutual fund shares	$ 133,293	$ 18,507	$ 337	$ 31,045	$ 25,078

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 9	$ 8,714	$ 113	$ 133,025	$ 266
Total assets	9	8,714	113	133,025	266
Liabilities					
Due to related parties	-	-	-	3	-
Total liabilities	-	-	-	3	-
Net assets	$ 9	$ 8,714	$ 113	$ 133,022	$ 266
Net assets					
Accumulation units	$ 9	$ 8,714	$ 113	$ 132,827	$ 266
Contracts in payout (annuitization)	-	-	-	195	-
Total net assets	$ 9	$ 8,714	$ 113	$ 133,022	$ 266
Total number of mutual fund shares	700	674,457	9,264	10,457,908	21,128
Cost of mutual fund shares	$ 8	$ 7,601	$ 120	$ 139,998	$ 279

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Large Cap Value Portfolio - Institutional Class	ING Large Cap Value Portfolio - Service Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 212,317	$ 821	$ 8,799	$ 570	$ 1,120
Total assets	212,317	821	8,799	570	1,120
Liabilities					
Due to related parties	5	-	-	-	-
Total liabilities	5	-	-	-	-
Net assets	$ 212,312	$ 821	$ 8,799	$ 570	$ 1,120
Net assets					
Accumulation units	$ 209,385	$ 821	$ 8,799	$ 570	$ 1,120
Contracts in payout (annuitization)	2,927	-	-	-	-
Total net assets	$ 212,312	$ 821	$ 8,799	$ 570	$ 1,120
Total number of mutual fund shares	25,704,223	100,270	518,504	33,941	75,881
Cost of mutual fund shares	$ 211,660	$ 817	$ 7,781	$ 521	$ 1,011

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Adviser Class	ING PIMCO High Yield Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 55,605	$ 24,887	$ 42,550	$ 15	$ 29
Total assets	55,605	24,887	42,550	15	29
Liabilities					
Due to related parties	1	1	1	-	-
Total liabilities	1	1	1	-	-
Net assets	$ 55,604	$ 24,886	$ 42,549	$ 15	$ 29
Net assets					
Accumulation units	$ 55,604	$ 24,886	$ 42,549	$ 15	$ 29
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 55,604	$ 24,886	$ 42,549	$ 15	$ 29
Total number of mutual fund shares	3,741,925	1,674,766	3,114,946	983	2,953
Cost of mutual fund shares	$ 60,820	$ 26,220	$ 43,657	$ 14	$ 29

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 10,100	$ 23,608	$ 19,761	$ 271	$ 80,952
Total assets	10,100	23,608	19,761	271	80,952
Liabilities					
Due to related parties	-	1	-	-	2
Total liabilities	-	1	-	-	2
Net assets	$ 10,100	$ 23,607	$ 19,761	$ 271	$ 80,950
Net assets					
Accumulation units	$ 10,100	$ 23,607	$ 19,544	$ 271	$ 79,952
Contracts in payout (annuitization)	-	-	217	-	998
Total net assets	$ 10,100	$ 23,607	$ 19,761	$ 271	$ 80,950
Total number of mutual fund shares	1,017,145	2,377,404	1,882,008	25,758	7,874,685
Cost of mutual fund shares	$ 10,279	$ 23,204	$ 20,357	$ 264	$ 87,786

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 359	$ 146	$ 396,106	$ 1,447	$ 100,172
Total assets	359	146	396,106	1,447	100,172
Liabilities					
Due to related parties	-	-	9	-	2
Total liabilities	-	-	9	-	2
Net assets	$ 359	$ 146	$ 396,097	$ 1,447	$ 100,170
Net assets					
Accumulation units	$ 359	$ 146	$ 396,097	$ 1,447	$ 100,068
Contracts in payout (annuitization)	-	-	-	-	102
Total net assets	$ 359	$ 146	$ 396,097	$ 1,447	$ 100,170
Total number of mutual fund shares	34,923	6,495	17,304,755	127,600	8,756,255
Cost of mutual fund shares	$ 317	$ 151	$ 381,904	$ 1,353	$ 101,094

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING T. Rowe Price International Stock Portfolio - Adviser Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class	ING U.S. Stock Index Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 83	$ 6,872	$ 709	$ 3,825	$ 6,870
Total assets	83	6,872	709	3,825	6,870
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 83	$ 6,872	$ 709	$ 3,825	$ 6,870
Net assets					
Accumulation units	$ 83	$ 6,872	$ 709	$ 3,825	$ 6,870
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 83	$ 6,872	$ 709	$ 3,825	$ 6,870
Total number of mutual fund shares	8,292	695,525	67,851	364,959	659,924
Cost of mutual fund shares	$ 89	$ 7,086	$ 705	$ 3,737	$ 6,914

The accompanying notes are an integral part of these financial statements.

27

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Money Market Portfolio - Class I	ING Global Real Estate Fund - Class A	ING International Capital Appreciation Fund - Class I	ING International SmallCap Multi-Manager Fund - Class A	ING American Century Small-Mid Cap Value Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 341,911	$ 63	$ 2	$ 1,134	$ 110
Total assets	341,911	63	2	1,134	110
Liabilities					
Due to related parties	7	-	-	-	-
Total liabilities	7	-	-	-	-
Net assets	$ 341,904	$ 63	$ 2	$ 1,134	$ 110
Net assets					
Accumulation units	$ 339,278	$ 63	$ 2	$ 1,134	$ 110
Contracts in payout (annuitization)	2,626	-	-	-	-
Total net assets	$ 341,904	$ 63	$ 2	$ 1,134	$ 110
Total number of mutual fund shares	341,911,320	4,218	251	34,879	9,936
Cost of mutual fund shares	$ 341,911	$ 65	$ 2	$ 1,064	$ 105

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Adviser Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 5	$ 44,007	$ 1,233	$ 121,610	$ 234
Total assets	5	44,007	1,233	121,610	234
Liabilities					
Due to related parties	-	1	-	3	-
Total liabilities	-	1	-	3	-
Net assets	$ 5	$ 44,006	$ 1,233	$ 121,607	$ 234
Net assets					
Accumulation units	$ 5	$ 43,478	$ 1,233	$ 120,290	$ 234
Contracts in payout (annuitization)	-	528	-	1,317	-
Total net assets	$ 5	$ 44,006	$ 1,233	$ 121,607	$ 234
Total number of mutual fund shares	464	3,894,383	65,318	6,278,277	23,582
Cost of mutual fund shares	$ 5	$ 39,534	$ 856	$ 103,027	$ 259

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Fidelity® VIP Mid Cap Portfolio - Service Class	ING Global Bond Portfolio - Adviser Class	ING Global Bond Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 3,093	$ 11,915	$ 7,970	$ 413	$ 155,541
Total assets	3,093	11,915	7,970	413	155,541
Liabilities					
Due to related parties	-	-	-	-	4
Total liabilities	-	-	-	-	4
Net assets	$ 3,093	$ 11,915	$ 7,970	$ 413	$ 155,537
Net assets					
Accumulation units	$ 3,093	$ 11,824	$ 7,970	$ 413	$ 152,155
Contracts in payout (annuitization)	-	91	-	-	3,382
Total net assets	$ 3,093	$ 11,915	$ 7,970	$ 413	$ 155,537
Total number of mutual fund shares	307,445	711,358	678,884	36,814	13,740,361
Cost of mutual fund shares	$ 3,122	$ 11,357	$ 7,373	$ 411	$ 150,425

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Global Bond Portfolio - Service Class	ING Index Solution 2015 Portfolio - Initial Class	ING Index Solution 2015 Portfolio - Service Class	ING Index Solution 2015 Portfolio - Service 2 Class	ING Index Solution 2025 Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 891	$ 11	$ 552	$ 798	$ 78
Total assets	891	11	552	798	78
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 891	$ 11	$ 552	$ 798	$ 78
Net assets					
Accumulation units	$ 879	$ 11	$ 552	$ 798	$ 78
Contracts in payout (annuitization)	12	-	-	-	-
Total net assets	$ 891	$ 11	$ 552	$ 798	$ 78
Total number of mutual fund shares	78,673	1,130	55,339	80,912	8,003
Cost of mutual fund shares	$ 931	$ 11	$ 544	$ 809	$ 76

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Index Solution 2025 Portfolio - Service Class	ING Index Solution 2025 Portfolio - Service 2 Class	ING Index Solution 2035 Portfolio - Initial Class	ING Index Solution 2035 Portfolio - Service Class	ING Index Solution 2035 Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 49	$ 2,003	$ 42	$ 80	$ 1,557
Total assets	49	2,003	42	80	1,557
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 49	$ 2,003	$ 42	$ 80	$ 1,557
Net assets					
Accumulation units	$ 49	$ 2,003	$ 42	$ 80	$ 1,557
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 49	$ 2,003	$ 42	$ 80	$ 1,557
Total number of mutual fund shares	5,070	210,182	4,457	8,562	167,623
Cost of mutual fund shares	$ 53	$ 2,063	$ 41	$ 89	$ 1,609

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Index Solution 2045 Portfolio - Initial Class	ING Index Solution 2045 Portfolio - Service Class	ING Index Solution 2045 Portfolio - Service 2 Class	ING Index Solution 2055 Portfolio - Initial Class	ING Index Solution 2055 Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 17	$ 19	$ 923	$ -	$ 64
Total assets	17	19	923	-	64
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 17	$ 19	$ 923	$ -	$ 64
Net assets					
Accumulation units	$ 17	$ 19	$ 923	$ -	$ 64
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 17	$ 19	$ 923	$ -	$ 64
Total number of mutual fund shares	1,809	2,025	100,392	36	6,046
Cost of mutual fund shares	$ 17	$ 21	$ 949	$ -	$ 66

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Index Solution 2055 Portfolio - Service 2 Class	ING Index Solution Income Portfolio - Service Class	ING Index Solution Income Portfolio - Service 2 Class	ING Invesco Van Kampen Comstock Portfolio - Adviser Class	ING Invesco Van Kampen Comstock Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 53	$ 645	$ 186	$ 297	$ 46,670
Total assets	53	645	186	297	46,670
Liabilities					
Due to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 53	$ 645	$ 186	$ 297	$ 46,669
Net assets					
Accumulation units	$ 53	$ 645	$ 186	$ 297	$ 45,475
Contracts in payout (annuitization)	-	-	-	-	1,194
Total net assets	$ 53	$ 645	$ 186	$ 297	$ 46,669
Total number of mutual fund shares	4,970	61,325	17,923	30,361	4,752,591
Cost of mutual fund shares	$ 57	$ 644	$ 187	$ 293	$ 52,021

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Adviser Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 649	$ 228,839	$ 229	$ 308	$ 30,684
Total assets	649	228,839	229	308	30,684
Liabilities					
Due to related parties	-	6	-	-	1
Total liabilities	-	6	-	-	1
Net assets	$ 649	$ 228,833	$ 229	$ 308	$ 30,683
Net assets					
Accumulation units	$ 649	$ 225,098	$ 229	$ 308	$ 29,648
Contracts in payout (annuitization)	-	3,735	-	-	1,035
Total net assets	$ 649	$ 228,833	$ 229	$ 308	$ 30,683
Total number of mutual fund shares	19,925	6,924,018	6,988	22,118	2,190,131
Cost of mutual fund shares	$ 655	$ 232,004	$ 215	$ 252	$ 29,908

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Adviser Class	ING PIMCO Total Return Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 515	$ 498,462	$ 638	$ 2,578	$ 78
Total assets	515	498,462	638	2,578	78
Liabilities					
Due to related parties	-	13	-	-	-
Total liabilities	-	13	-	-	-
Net assets	$ 515	$ 498,449	$ 638	$ 2,578	$ 78
Net assets					
Accumulation units	$ 515	$ 495,397	$ 638	$ 2,578	$ 78
Contracts in payout (annuitization)	-	3,052	-	-	-
Total net assets	$ 515	$ 498,449	$ 638	$ 2,578	$ 78
Total number of mutual fund shares	42,348	39,749,756	52,301	224,592	6,603
Cost of mutual fund shares	$ 477	$ 507,209	$ 653	$ 2,666	$ 77

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Service Class	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 232,934	$ 19,191	$ 393	$ 805	$ 60,329
Total assets	232,934	19,191	393	805	60,329
Liabilities					
Due to related parties	6	-	-	-	1
Total liabilities	6	-	-	-	1
Net assets	$ 232,928	$ 19,191	$ 393	$ 805	$ 60,328
Net assets					
Accumulation units	$ 227,282	$ 18,169	$ 393	$ 805	$ 60,328
Contracts in payout (annuitization)	5,646	1,022	-	-	-
Total net assets	$ 232,928	$ 19,191	$ 393	$ 805	$ 60,328
Total number of mutual fund shares	19,994,295	1,819,070	37,281	76,816	5,691,368
Cost of mutual fund shares	$ 233,578	$ 19,351	$ 389	$ 807	$ 59,833

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service 2 Class	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2025 Portfolio - Service 2 Class	ING Solution 2035 Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 13,912	$ 387	$ 92,208	$ 19,675	$ 338
Total assets	13,912	387	92,208	19,675	338
Liabilities					
Due to related parties	-	-	2	-	-
Total liabilities	-	-	2	-	-
Net assets	$ 13,912	$ 387	$ 92,206	$ 19,675	$ 338
Net assets					
Accumulation units	$ 13,912	$ 387	$ 92,206	$ 19,675	$ 338
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 13,912	$ 387	$ 92,206	$ 19,675	$ 338
Total number of mutual fund shares	1,340,292	37,230	8,765,046	1,906,490	32,275
Cost of mutual fund shares	$ 14,096	$ 386	$ 92,148	$ 19,771	$ 339

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2035 Portfolio - Service 2 Class	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Service Class	ING Solution 2045 Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 76,469	$ 16,464	$ 115	$ 55,373	$ 13,383
Total assets	76,469	16,464	115	55,373	13,383
Liabilities					
Due to related parties	2	-	-	1	-
Total liabilities	2	-	-	1	-
Net assets	$ 76,467	$ 16,464	$ 115	$ 55,372	$ 13,383
Net assets					
Accumulation units	$ 76,467	$ 16,464	$ 115	$ 55,372	$ 13,383
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 76,467	$ 16,464	$ 115	$ 55,372	$ 13,383
Total number of mutual fund shares	7,207,297	1,589,197	10,861	5,189,614	1,275,762
Cost of mutual fund shares	$ 75,630	$ 16,599	$ 121	$ 54,039	$ 13,419

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Solution 2055 Portfolio - Service Class	ING Solution 2055 Portfolio - Service 2 Class	ING Solution Growth Portfolio - Service Class	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1,414	$ 259	$ 1,775	$ 303	$ 13,757
Total assets	1,414	259	1,775	303	13,757
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 1,414	$ 259	$ 1,775	$ 303	$ 13,757
Net assets					
Accumulation units	$ 1,414	$ 259	$ 1,775	$ 303	$ 13,757
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,414	$ 259	$ 1,775	$ 303	$ 13,757
Total number of mutual fund shares	132,135	24,218	198,968	29,149	1,306,428
Cost of mutual fund shares	$ 1,423	$ 266	$ 1,736	$ 313	$ 13,488

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Solution Income Portfolio - Service 2 Class	ING Solution Moderate Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,646	$ 3,018	$ 409	$ 309,536	$ 580
Total assets	2,646	3,018	409	309,536	580
Liabilities					
Due to related parties	-	-	-	8	-
Total liabilities	-	-	-	8	-
Net assets	$ 2,646	$ 3,018	$ 409	$ 309,528	$ 580
Net assets					
Accumulation units	$ 2,646	$ 3,018	$ 409	$ 308,313	$ 580
Contracts in payout (annuitization)	-	-	-	1,215	-
Total net assets	$ 2,646	$ 3,018	$ 409	$ 309,528	$ 580
Total number of mutual fund shares	256,378	311,138	51,786	37,519,491	71,463
Cost of mutual fund shares	$ 2,710	$ 2,842	$ 351	$ 289,099	$ 484

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Adviser Class	ING Templeton Foreign Equity Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 1,139	$ 208,721	$ 2,053	$ 457	$ 77,993
Total assets	1,139	208,721	2,053	457	77,993
Liabilities					
Due to related parties	-	5	-	-	2
Total liabilities	-	5	-	-	2
Net assets	$ 1,139	$ 208,716	$ 2,053	$ 457	$ 77,991
Net assets					
Accumulation units	$ 1,139	$ 207,401	$ 2,053	$ 457	$ 75,842
Contracts in payout (annuitization)	-	1,315	-	-	2,149
Total net assets	$ 1,139	$ 208,716	$ 2,053	$ 457	$ 77,991
Total number of mutual fund shares	21,657	3,871,652	38,592	48,388	8,192,591
Cost of mutual fund shares	$ 1,000	$ 179,464	$ 1,840	$ 510	$ 100,069

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Adviser Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 86	$ 614	$ 75,737	$ 82	$ 66,890
Total assets	86	614	75,737	82	66,890
Liabilities					
Due to related parties	-	-	2	-	2
Total liabilities	-	-	2	-	2
Net assets	$ 86	$ 614	$ 75,735	$ 82	$ 66,888
Net assets					
Accumulation units	$ 86	$ 614	$ 74,990	$ 82	$ 66,431
Contracts in payout (annuitization)	-	-	745	-	457
Total net assets	$ 86	$ 614	$ 75,735	$ 82	$ 66,888
Total number of mutual fund shares	9,073	22,895	2,749,085	9,586	7,670,901
Cost of mutual fund shares	$ 87	$ 709	$ 74,541	$ 75	$ 64,429

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Core Equity Research Fund - Class A	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 18	$ 189	$ 31,637	$ 61,427	$ 57,882
Total assets	18	189	31,637	61,427	57,882
Liabilities					
Due to related parties	-	-	1	2	1
Total liabilities	-	-	1	2	1
Net assets	$ 18	$ 189	$ 31,636	$ 61,425	$ 57,881
Net assets					
Accumulation units	$ 18	$ 189	$ 30,536	$ 60,844	$ 56,798
Contracts in payout (annuitization)	-	-	1,100	581	1,083
Total net assets	$ 18	$ 189	$ 31,636	$ 61,425	$ 57,881
Total number of mutual fund shares	2,053	16,468	3,104,678	6,332,708	5,829,013
Cost of mutual fund shares	$ 18	$ 179	$ 32,550	$ 75,613	$ 66,412

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8
Assets					
Investments in mutual funds					
at fair value	$ 856	$ 1,044,180	$ 7,254	$ 966	$ 329
Total assets	856	1,044,180	7,254	966	329
Liabilities					
Due to related parties	-	31	-	-	-
Total liabilities	-	31	-	-	-
Net assets	$ 856	$ 1,044,149	$ 7,254	$ 966	$ 329
Net assets					
Accumulation units	$ 856	$ 968,340	$ 7,254	$ 966	$ 329
Contracts in payout (annuitization)	-	75,809	-	-	-
Total net assets	$ 856	$ 1,044,149	$ 7,254	$ 966	$ 329
Total number of mutual fund shares	40,037	48,364,053	338,987	124,665	42,348
Cost of mutual fund shares	$ 795	$ 1,097,686	$ 7,232	$ 1,126	$ 384

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class	ING BlackRock Science and Technology Opportunities Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 99	$ 47	$ 31	$ 2	$ 45,759
Total assets	99	47	31	2	45,759
Liabilities					
Due to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 99	$ 47	$ 31	$ 2	$ 45,758
Net assets					
Accumulation units	$ 99	$ 47	$ 31	$ 2	$ 45,758
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 99	$ 47	$ 31	$ 2	$ 45,758
Total number of mutual fund shares	12,618	5,867	3,927	423	8,601,385
Cost of mutual fund shares	$ 116	$ 55	$ 37	$ 2	$ 42,315

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 262,858	$ 383	$ 280,462	$ 389	$ 110,540
Total assets	262,858	383	280,462	389	110,540
Liabilities					
Due to related parties	7	-	7	-	3
Total liabilities	7	-	7	-	3
Net assets	$ 262,851	$ 383	$ 280,455	$ 389	$ 110,537
Net assets					
Accumulation units	$ 259,740	$ 383	$ 279,160	$ 389	$ 109,847
Contracts in payout (annuitization)	3,111	-	1,295	-	690
Total net assets	$ 262,851	$ 383	$ 280,455	$ 389	$ 110,537
Total number of mutual fund shares	19,271,137	28,293	18,427,210	25,822	7,981,220
Cost of mutual fund shares	$ 255,941	$ 375	$ 299,545	$ 337	$ 118,493

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 181	$ 17,553	$ 7	$ 5,308	$ 581
Total assets	181	17,553	7	5,308	581
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 181	$ 17,553	$ 7	$ 5,308	$ 581
Net assets					
Accumulation units	$ 181	$ 16,992	$ 7	$ 5,253	$ 581
Contracts in payout (annuitization)	-	561	-	55	-
Total net assets	$ 181	$ 17,553	$ 7	$ 5,308	$ 581
Total number of mutual fund shares	13,177	2,394,690	893	358,142	39,360
Cost of mutual fund shares	$ 144	$ 18,590	$ 8	$ 5,000	$ 545

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 13,923	$ 9	$ 184	$ 2,795	$ 5,207
Total assets	13,923	9	184	2,795	5,207
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 13,923	$ 9	$ 184	$ 2,795	$ 5,207
Net assets					
Accumulation units	$ 13,923	$ -	$ 184	$ 2,795	$ 5,207
Contracts in payout (annuitization)	-	9	-	-	-
Total net assets	$ 13,923	$ 9	$ 184	$ 2,795	$ 5,207
Total number of mutual fund shares	1,423,622	955	14,742	224,115	327,250
Cost of mutual fund shares	$ 12,112	$ 8	$ 182	$ 2,773	$ 4,729

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 7,784	$ 6,728	$ 116,913	$ 184	$ 9,456
Total assets	7,784	6,728	116,913	184	9,456
Liabilities					
Due to related parties	-	-	3	-	-
Total liabilities	-	-	3	-	-
Net assets	$ 7,784	$ 6,728	$ 116,910	$ 184	$ 9,456
Net assets					
Accumulation units	$ 7,784	$ 6,728	$ 115,279	$ 184	$ 9,456
Contracts in payout (annuitization)	-	-	1,631	-	-
Total net assets	$ 7,784	$ 6,728	$ 116,910	$ 184	$ 9,456
Total number of mutual fund shares	698,782	572,112	6,560,785	10,466	854,181
Cost of mutual fund shares	$ 6,985	$ 6,622	$ 118,864	$ 167	$ 9,328

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING International Value Portfolio - Class I		ING International Value Portfolio - Class S		ING MidCap Opportunities Portfolio - Class I		ING MidCap Opportunities Portfolio - Class S		ING SmallCap Opportunities Portfolio - Class I	
Assets										
Investments in mutual funds										
at fair value	$	62,018	$	210	$	32,604	$	2,056	$	21,998
Total assets		62,018		210		32,604		2,056		21,998
Liabilities										
Due to related parties		1		-		1		-		-
Total liabilities		1		-		1		-		-
Net assets	$	62,017	$	210	$	32,603	$	2,056	$	21,998
Net assets										
Accumulation units	$	59,990	$	210	$	32,603	$	2,056	$	21,998
Contracts in payout (annuitization)		2,027		-		-		-		-
Total net assets	$	62,017	$	210	$	32,603	$	2,056	$	21,998
Total number of mutual fund shares		8,809,329		29,281		2,803,411		180,785		1,025,070
Cost of mutual fund shares	$	92,276	$	244	$	28,948	$	1,761	$	18,673

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class S	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class
Assets					
Investments in mutual funds at fair value	$ 86	$ 4,891	$ 32	$ -	$ 176
Total assets	86	4,891	32	-	176
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 86	$ 4,891	$ 32	$ -	$ 176
Net assets					
Accumulation units	$ 86	$ 4,891	$ 32	$ -	$ 176
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 86	$ 4,891	$ 32	$ -	$ 176
Total number of mutual fund shares	4,136	232,661	1,149	9	6,469
Cost of mutual fund shares	$ 73	$ 5,042	$ 28	$ -	$ 185

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Invesco Van Kampen Small Cap Value Fund - Class A	Invesco Van Kampen Small Cap Value Fund - Class Y	Invesco V.I. Capital Appreciation Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Janus Aspen Series Balanced Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 82	$ 8,827	$ 19,002	$ 34,791	$ 151
Total assets	82	8,827	19,002	34,791	151
Liabilities					
Due to related parties	-	-	1	1	-
Total liabilities	-	-	1	1	-
Net assets	$ 82	$ 8,827	$ 19,001	$ 34,790	$ 151
Net assets					
Accumulation units	$ 82	$ 8,827	$ 18,971	$ 34,070	$ 151
Contracts in payout (annuitization)	-	-	30	720	-
Total net assets	$ 82	$ 8,827	$ 19,001	$ 34,790	$ 151
Total number of mutual fund shares	5,284	564,389	887,117	1,302,052	5,652
Cost of mutual fund shares	$ 93	$ 10,541	$ 22,185	$ 32,613	$ 148

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares
Assets					
Investments in mutual funds at fair value	$ 322	$ 65	$ 57	$ 114	$ 3,793
Total assets	322	65	57	114	3,793
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 322	$ 65	$ 57	$ 114	$ 3,793
Net assets					
Accumulation units	$ 322	$ 65	$ 57	$ 114	$ 3,793
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 322	$ 65	$ 57	$ 114	$ 3,793
Total number of mutual fund shares	8,441	5,321	2,503	4,408	323,672
Cost of mutual fund shares	$ 295	$ 63	$ 58	$ 124	$ 3,835

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Lord Abbett Developing Growth Fund, Inc. - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Assets					
Investments in mutual funds at fair value	$ 291	$ 7,314	$ 77	$ 51	$ 1,343
Total assets	291	7,314	77	51	1,343
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 291	$ 7,314	$ 77	$ 51	$ 1,343
Net assets					
Accumulation units	$ 291	$ 7,314	$ 77	$ 51	$ 1,343
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 291	$ 7,314	$ 77	$ 51	$ 1,343
Total number of mutual fund shares	17,252	282,406	3,903	4,645	85,171
Cost of mutual fund shares	$ 238	$ 6,650	$ 82	$ 51	$ 1,305

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Lord Abbett Small-Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Massachusetts Investors Growth Stock Fund - Class A	Neuberger Berman Genesis Fund® - Trust Class
Assets					
Investments in mutual funds at fair value	$ 1,138	$ 45	$ 90,950	$ 428	$ 66
Total assets	1,138	45	90,950	428	66
Liabilities					
Due to related parties	-	-	2	-	-
Total liabilities	-	-	2	-	-
Net assets	$ 1,138	$ 45	$ 90,948	$ 428	$ 66
Net assets					
Accumulation units	$ 1,138	$ 45	$ 90,028	$ 428	$ 66
Contracts in payout (annuitization)	-	-	920	-	-
Total net assets	$ 1,138	$ 45	$ 90,948	$ 428	$ 66
Total number of mutual fund shares	37,945	3,731	5,734,570	27,878	1,378
Cost of mutual fund shares	$ 974	$ 49	$ 105,366	$ 371	$ 68

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Neuberger Berman Socially Responsive Fund® - Trust Class	New Perspective Fund®, Inc. - Class R-3	New Perspective Fund®, Inc. - Class R-4	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 10,377	$ 3,477	$ 67,064	$ 400	$ 259,504
Total assets	10,377	3,477	67,064	400	259,504
Liabilities					
Due to related parties	-	-	2	-	7
Total liabilities	-	-	2	-	7
Net assets	$ 10,377	$ 3,477	$ 67,062	$ 400	$ 259,497
Net assets					
Accumulation units	$ 10,377	$ 3,477	$ 67,062	$ 400	$ 259,497
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 10,377	$ 3,477	$ 67,062	$ 400	$ 259,497
Total number of mutual fund shares	617,291	135,100	2,589,328	9,340	8,850,735
Cost of mutual fund shares	$ 9,765	$ 3,515	$ 69,451	$ 359	$ 253,363

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer Global Securities/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA
Assets					
Investments in mutual funds at fair value	$ 7	$ 134	$ 207	$ 106	$ 65
Total assets	7	134	207	106	65
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 7	$ 134	$ 207	$ 106	$ 65
Net assets					
Accumulation units	$ 7	$ 134	$ 207	$ 106	$ -
Contracts in payout (annuitization)	-	-	-	-	65
Total net assets	$ 7	$ 134	$ 207	$ 106	$ 65
Total number of mutual fund shares	201	21,498	7,524	19,617	3,148
Cost of mutual fund shares	$ 10	$ 141	$ 213	$ 102	$ 69

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	Oppenheimer Small- & Mid-Cap Growth Fund/VA	Parnassus Equity Income Fund - Investor Shares	Pax World Balanced Fund - Individual Investor Class	PIMCO Real Return Portfolio - Administrative Class
Assets					
Investments in mutual funds at fair value	$ 9,234	$ 11	$ 42	$ 47,487	$ 201,917
Total assets	9,234	11	42	47,487	201,917
Liabilities					
Due to related parties	-	-	-	1	5
Total liabilities	-	-	-	1	5
Net assets	$ 9,234	$ 11	$ 42	$ 47,486	$ 201,912
Net assets					
Accumulation units	$ 9,234	$ -	$ 42	$ 47,486	$ 201,912
Contracts in payout (annuitization)	-	11	-	-	-
Total net assets	$ 9,234	$ 11	$ 42	$ 47,486	$ 201,912
Total number of mutual fund shares	537,774	236	1,595	2,191,375	14,474,349
Cost of mutual fund shares	$ 7,650	$ 13	$ 38	$ 50,228	$ 188,249

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Pioneer High Yield Fund - Class A	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 4,359	$ 248	$ 17,672	$ 23,416	$ -
Total assets	4,359	248	17,672	23,416	-
Liabilities					
Due to related parties	-	-	-	1	-
Total liabilities	-	-	-	1	-
Net assets	$ 4,359	$ 248	$ 17,672	$ 23,415	$ -
Net assets					
Accumulation units	$ 4,359	$ 248	$ 17,672	$ 23,415	$ -
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 4,359	$ 248	$ 17,672	$ 23,415	$ -
Total number of mutual fund shares	460,776	23,372	733,878	2,360,442	8
Cost of mutual fund shares	$ 3,959	$ 254	$ 17,461	$ 22,896	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Columbia Diversified Equity Income Fund - Class R-3	Columbia Diversified Equity Income Fund - Class R-4	Royce Total Return Fund - Class K	SMALLCAP World Fund® - Class R-4	T. Rowe Price Mid-Cap Value Fund - R Class
Assets					
Investments in mutual funds at fair value	$ 68	$ 5,863	$ -	$ 6,672	$ 625
Total assets	68	5,863	-	6,672	625
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 68	$ 5,863	$ -	$ 6,672	$ 625
Net assets					
Accumulation units	$ 68	$ 5,863	$ -	$ 6,672	$ 625
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 68	$ 5,863	$ -	$ 6,672	$ 625
Total number of mutual fund shares	7,238	621,111	4	202,474	29,603
Cost of mutual fund shares	$ 66	$ 5,696	$ -	$ 7,329	$ 571

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Class A	Thornburg International Value Fund - Class R4	USAA Precious Metals and Minerals Fund - Adviser Shares
Assets					
Investments in mutual funds at fair value	$ 173	$ 1,088	$ 209,392	$ 55	$ 4,823
Total assets	173	1,088	209,392	55	4,823
Liabilities					
Due to related parties	-	-	5	-	-
Total liabilities	-	-	5	-	-
Net assets	$ 173	$ 1,088	$ 209,387	$ 55	$ 4,823
Net assets					
Accumulation units	$ 173	$ 1,088	$ 209,387	$ 55	$ 4,823
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 173	$ 1,088	$ 209,387	$ 55	$ 4,823
Total number of mutual fund shares	7,743	183,859	16,872,828	2,306	156,398
Cost of mutual fund shares	$ 157	$ 1,047	$ 208,150	$ 64	$ 6,346

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio	Victory Small Company Opportunity Fund - Class R	Wanger International
Assets					
Investments in mutual funds at fair value	$ 82	$ 351	$ 92	$ 1	$ 24,629
Total assets	82	351	92	1	24,629
Liabilities					
Due to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 82	$ 351	$ 92	$ 1	$ 24,628
Net assets					
Accumulation units	$ 82	$ 351	$ 92	$ 1	$ 24,628
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 82	$ 351	$ 92	$ 1	$ 24,628
Total number of mutual fund shares	6,544	22,053	5,155	47	855,464
Cost of mutual fund shares	$ 87	$ 326	$ 76	$ 1	$ 25,923

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Wanger Select	Wanger USA	Washington Mutual Investors Fund[SM], Inc. - Class R-3	Washington Mutual Investors Fund[SM], Inc. - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 78,378	$ 40,135	$ 4,465	$ 87,839	$ 108
Total assets	78,378	40,135	4,465	87,839	108
Liabilities					
Due to related parties	2	1	-	2	-
Total liabilities	2	1	-	2	-
Net assets	$ 78,376	$ 40,134	$ 4,465	$ 87,837	$ 108
Net assets					
Accumulation units	$ 78,376	$ 40,134	$ 4,465	$ 87,837	$ 108
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 78,376	$ 40,134	$ 4,465	$ 87,837	$ 108
Total number of mutual fund shares	3,356,665	1,346,818	158,109	3,103,867	3,679
Cost of mutual fund shares	$ 83,302	$ 40,740	$ 4,275	$ 90,390	$ 98

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2011
(Dollars in thousands)

	Wells Fargo Advantage Special Small Cap Values Fund - Class A
Assets	
Investments in mutual funds at fair value	$ 89,068
Total assets	89,068
Liabilities	
Due to related parties	2
Total liabilities	2
Net assets	$ 89,066
Net assets	
Accumulation units	$ 89,066
Contracts in payout (annuitization)	-
Total net assets	$ 89,066
Total number of mutual fund shares	4,173,736
Cost of mutual fund shares	$ 93,837

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Alger Green Fund - Class A	AllianceBernstein Growth and Income Fund, Inc. - Class A	AllianceBernstein Growth and Income Portfolio - Class A	Allianz NFJ Dividend Value Fund - Class A
Net investment income (loss)				
Income:				
Dividends	$ -	$ 2	$ 6	$ 5
Total investment income	-	2	6	5
Expenses:				
Mortality, expense risk and				
other charges	17	2	6	2
Total expenses	17	2	6	2
Net investment income (loss)	(17)	-	-	3
Realized and unrealized gain (loss)				
on investments				
Net realized gain (loss) on investments	35	2	(38)	22
Capital gains distributions	-	-	-	-
Total realized gain (loss) on investments				
and capital gains distributions	35	2	(38)	22
Net unrealized appreciation				
(depreciation) of investments	(130)	7	61	(19)
Net realized and unrealized gain (loss)				
on investments	(95)	9	23	3
Net increase (decrease) in net assets				
resulting from operations	$ (112)	$ 9	$ 23	$ 6

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Allianz NFJ Large-Cap Value Fund - Institutional Class	Allianz NFJ Small-Cap Value Fund - Class A	Amana Growth Fund	Amana Income Fund	American Balanced Fund® - Class R-3
Net investment income (loss)					
Income:					
Dividends	$ 72	$ 6	$ 22	$ 568	$ 112
Total investment income	72	6	22	568	112
Expenses:					
Mortality, expense risk and					
other charges	-	4	235	326	40
Total expenses	-	4	235	326	40
Net investment income (loss)	72	2	(213)	242	72
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	124	43	548	625	(86)
Capital gains distributions	-	12	-	207	-
Total realized gain (loss) on investments					
and capital gains distributions	124	55	548	832	(86)
Net unrealized appreciation					
(depreciation) of investments	(172)	(53)	(1,216)	(707)	181
Net realized and unrealized gain (loss)					
on investments	(48)	2	(668)	125	95
Net increase (decrease) in net assets					
resulting from operations	$ 24	$ 4	$ (881)	$ 367	$ 167

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	American Century Inflation-Adjusted Bond Fund - Investor Class	American Century Income & Growth Fund - A Class	American Funds American Mutual Fund® - Class R-4	Ariel Appreciation Fund	Ariel Fund
Net investment income (loss)					
Income:					
Dividends	$ 1,225	$ 71	$ -	$ 3	$ 7
Total investment income	1,225	71	-	3	7
Expenses:					
Mortality, expense risk and					
other charges	261	53	-	8	35
Total expenses	261	53	-	8	35
Net investment income (loss)	964	18	-	(5)	(28)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	284	(145)	-	16	400
Capital gains distributions	388	-	-	7	-
Total realized gain (loss) on investments					
and capital gains distributions	672	(145)	-	23	400
Net unrealized appreciation					
(depreciation) of investments	1,008	208	-	(98)	(890)
Net realized and unrealized gain (loss)					
on investments	1,680	63	-	(75)	(490)
Net increase (decrease) in net assets					
resulting from operations	$ 2,644	$ 81	$ -	$ (80)	$ (518)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Artisan International Fund - Investor Shares	Aston/Fairpointe Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	The Bond Fund of America^{SM}, Inc. - Class R-4
Net investment income (loss)					
Income:					
Dividends	$ 37	$ 10	$ 7	$ 25	$ 286
Total investment income	37	10	7	25	286
Expenses:					
Mortality, expense risk and					
other charges	27	49	3	64	84
Total expenses	27	49	3	64	84
Net investment income (loss)	10	(39)	4	(39)	202
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	60	90	2	205	219
Capital gains distributions	-	40	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	60	130	2	205	219
Net unrealized appreciation					
(depreciation) of investments	(302)	(563)	7	(300)	20
Net realized and unrealized gain (loss)					
on investments	(242)	(433)	9	(95)	239
Net increase (decrease) in net assets					
resulting from operations	$ (232)	$ (472)	$ 13	$ (134)	$ 441

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Calvert VP SRI Balanced Portfolio	Capital World Growth & Income Fund[SM], Inc. - Class R-3	Cohen & Steers Realty Shares	Columbia[SM] Acorn Fund® - Class A	Columbia[SM] Acorn Fund® - Class Z
Net investment income (loss)					
Income:					
Dividends	$ 582	$ 8	$ 7	$ -	$ 29
Total investment income	582	8	7	-	29
Expenses:					
Mortality, expense risk and					
other charges	458	3	2	-	-
Total expenses	458	3	2	-	-
Net investment income (loss)	124	5	5	-	29
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	309	2	(29)	-	478
Capital gains distributions	-	2	-	3	442
Total realized gain (loss) on investments					
and capital gains distributions	309	4	(29)	3	920
Net unrealized appreciation					
(depreciation) of investments	1,150	(49)	29	(7)	(1,575)
Net realized and unrealized gain (loss)					
on investments	1,459	(45)	-	(4)	(655)
Net increase (decrease) in net assets					
resulting from operations	$ 1,583	$ (40)	$ 5	$ (4)	$ (626)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund
Net investment income (loss)					
Income:					
Dividends	$ 22	$ 42	$ 1	$ 3	$ -
Total investment income	22	42	1	3	-
Expenses:					
Mortality, expense risk and other charges	38	-	2	1	-
Total expenses	38	-	2	1	-
Net investment income (loss)	(16)	42	(1)	2	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	307	227	5	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	307	227	5	-	-
Net unrealized appreciation (depreciation) of investments	(513)	(489)	(23)	(8)	(2)
Net realized and unrealized gain (loss) on investments	(206)	(262)	(18)	(8)	(2)
Net increase (decrease) in net assets resulting from operations	$ (222)	$ (220)	$ (19)	$ (6)	$ (2)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	DWS Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity® Advisor New Insights Fund - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 7	$ 1	$ 134	$ 3,975	$ -
Total investment income	7	1	134	3,975	-
Expenses:					
Mortality, expense risk and					
other charges	4	-	58	2,372	2
Total expenses	4	-	58	2,372	2
Net investment income (loss)	3	1	76	1,603	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	-	(629)	(1,333)	3
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	-	(629)	(1,333)	3
Net unrealized appreciation					
(depreciation) of investments	(1)	(3)	(1,115)	(40,362)	(10)
Net realized and unrealized gain (loss)					
on investments	(1)	(3)	(1,744)	(41,695)	(7)
Net increase (decrease) in net assets					
resulting from operations	$ 2	$ (2)	$ (1,668)	$ (40,092)	$ (9)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 6,663	$ 832	$ 669	$ 464	$ 10,573
Total investment income	6,663	832	669	464	10,573
Expenses:					
Mortality, expense risk and					
other charges	2,623	2,238	99	323	9,485
Total expenses	2,623	2,238	99	323	9,485
Net investment income (loss)	4,040	(1,406)	570	141	1,088
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,850)	(1,592)	661	(1,882)	18,147
Capital gains distributions	-	782	-	65	-
Total realized gain (loss) on investments					
and capital gains distributions	(1,850)	(810)	661	(1,817)	18,147
Net unrealized appreciation					
(depreciation) of investments	(1,848)	590	(938)	(4,674)	(53,776)
Net realized and unrealized gain (loss)					
on investments	(3,698)	(220)	(277)	(6,491)	(35,629)
Net increase (decrease) in net assets					
resulting from operations	$ 342	$ (1,626)	$ 293	$ (6,350)	$ (34,541)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class	Mutual Global Discovery Fund - Class R	Franklin Small-Mid Cap Growth Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 2,070	$ 51	$ 431	$ 42	$ -
Total investment income	2,070	51	431	42	-
Expenses:					
Mortality, expense risk and other charges	1,056	-	216	21	6
Total expenses	1,056	-	216	21	6
Net investment income (loss)	1,014	51	215	21	(6)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	445	(165)	55	(182)	6
Capital gains distributions	2,473	34	105	67	31
Total realized gain (loss) on investments and capital gains distributions	2,918	(131)	160	(115)	37
Net unrealized appreciation (depreciation) of investments	(2,840)	(2,083)	(1,133)	(56)	(68)
Net realized and unrealized gain (loss) on investments	78	(2,214)	(973)	(171)	(31)
Net increase (decrease) in net assets resulting from operations	$ 1,092	$ (2,163)	$ (758)	$ (150)	$ (37)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Franklin Small Cap Value Securities Fund - Class 2	Fundamental Investors^{SM}, Inc. - Class R-3	Fundamental Investors^{SM}, Inc. - Class R-4	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4
Net investment income (loss)					
Income:					
Dividends	$ 806	$ 14	$ 549	$ 54	$ 1,881
Total investment income	806	14	549	54	1,881
Expenses:					
Mortality, expense risk and					
other charges	992	6	304	101	2,700
Total expenses	992	6	304	101	2,700
Net investment income (loss)	(186)	8	245	(47)	(819)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,827)	19	698	(448)	3,976
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(1,827)	19	698	(448)	3,976
Net unrealized appreciation					
(depreciation) of investments	(3,581)	(53)	(1,960)	(440)	(20,172)
Net realized and unrealized gain (loss)					
on investments	(5,408)	(34)	(1,262)	(888)	(16,196)
Net increase (decrease) in net assets					
resulting from operations	$ (5,594)	$ (26)	$ (1,017)	$ (935)	$ (17,015)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4	The Income Fund of America® - Class R-3	ING Balanced Portfolio - Class I	ING Real Estate Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 3	$ -	$ 74	$ 9,017	$ 40
Total investment income	3	-	74	9,017	40
Expenses:					
Mortality, expense risk and					
other charges	1	-	14	3,523	11
Total expenses	1	-	14	3,523	11
Net investment income (loss)	2	-	60	5,494	29
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(11)	4	(28)	(5,218)	(24)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(11)	4	(28)	(5,218)	(24)
Net unrealized appreciation					
(depreciation) of investments	(37)	(1)	58	(7,468)	188
Net realized and unrealized gain (loss)					
on investments	(48)	3	30	(12,686)	164
Net increase (decrease) in net assets					
resulting from operations	$ (46)	$ 3	$ 90	$ (7,192)	$ 193

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Value Choice Fund - Class A	ING GNMA Income Fund - Class A	ING Intermediate Bond Fund - Class A	ING Intermediate Bond Portfolio - Class I	ING Intermediate Bond Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ -	$ 185	$ 157	$ 17,238	$ 39
Total investment income	-	185	157	17,238	39
Expenses:					
Mortality, expense risk and					
other charges	-	34	21	3,492	2
Total expenses	-	34	21	3,492	2
Net investment income (loss)	-	151	136	13,746	37
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	51	(75)	(5,443)	(1)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	51	(75)	(5,443)	(1)
Net unrealized appreciation					
(depreciation) of investments	-	93	183	15,698	4
Net realized and unrealized gain (loss)					
on investments	-	144	108	10,255	3
Net increase (decrease) in net assets					
resulting from operations	$ -	$ 295	$ 244	$ 24,001	$ 40

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Artio Foreign Portfolio - Service Class	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Adviser Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 510	$ 62	$ -	$ 521	$ 2
Total investment income	510	62	-	521	2
Expenses:					
Mortality, expense risk and					
other charges	276	94	-	897	2
Total expenses	276	94	-	897	2
Net investment income (loss)	234	(32)	-	(376)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(4,044)	(154)	-	(3,154)	15
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(4,044)	(154)	-	(3,154)	15
Net unrealized appreciation					
(depreciation) of investments	(2,699)	371	-	1,013	(63)
Net realized and unrealized gain (loss)					
on investments	(6,743)	217	-	(2,141)	(48)
Net increase (decrease) in net assets					
resulting from operations	$ (6,509)	$ 185	$ -	$ (2,517)	$ (48)

The accompanying notes are an integral part of these financial statements.

78

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Service 2 Class	ING Clarion Global Real Estate Portfolio - Adviser Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Adviser Class	ING Clarion Real Estate Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ 2,206	$ -	$ 49
Total investment income	1	-	2,206	-	49
Expenses:					
Mortality, expense risk and					
other charges	1	-	538	-	24
Total expenses	1	-	538	-	24
Net investment income (loss)	-	-	1,668	-	25
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	17	-	(638)	-	8
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	17	-	(638)	-	8
Net unrealized appreciation					
(depreciation) of investments	(22)	-	(4,725)	1	(32)
Net realized and unrealized gain (loss)					
on investments	(5)	-	(5,363)	1	(24)
Net increase (decrease) in net assets					
resulting from operations	$ (5)	$ -	$ (3,695)	$ 1	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service Class	ING Core Growth and Income Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class	ING Global Resources Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 595	$ 288	$ 130	$ -	$ -
Total investment income	595	288	130	-	-
Expenses:					
Mortality, expense risk and other charges	377	117	557	-	-
Total expenses	377	117	557	-	-
Net investment income (loss)	218	171	(427)	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,248)	633	560	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(2,248)	633	560	-	-
Net unrealized appreciation (depreciation) of investments	5,563	(2,702)	(8,253)	(2)	-
Net realized and unrealized gain (loss) on investments	3,315	(2,069)	(7,693)	(2)	-
Net increase (decrease) in net assets resulting from operations	$ 3,533	$ (1,898)	$ (8,120)	$ (2)	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Global Resources Portfolio - Institutional Class	ING Global Resources Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 764	$ 253	$ 3	$ 382
Total investment income	-	764	253	3	382
Expenses:					
Mortality, expense risk and					
other charges	-	1,350	177	1	336
Total expenses	-	1,350	177	1	336
Net investment income (loss)	-	(586)	76	2	46
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(2,422)	(1,313)	9	(966)
Capital gains distributions	-	-	-	11	1,127
Total realized gain (loss) on investments					
and capital gains distributions	-	(2,422)	(1,313)	20	161
Net unrealized appreciation					
(depreciation) of investments	(3)	(11,822)	746	(91)	(7,213)
Net realized and unrealized gain (loss)					
on investments	(3)	(14,244)	(567)	(71)	(7,052)
Net increase (decrease) in net assets					
resulting from operations	$ (3)	$ (14,830)	$ (491)	$ (69)	$ (7,006)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 239	$ -	$ 28	$ -	$ 380
Total investment income	239	-	28	-	380
Expenses:					
Mortality, expense risk and other charges	289	-	61	-	1,179
Total expenses	289	-	61	-	1,179
Net investment income (loss)	(50)	-	(33)	-	(799)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,540)	-	87	(1)	11
Capital gains distributions	929	-	-	8	8,056
Total realized gain (loss) on investments and capital gains distributions	(611)	-	87	7	8,067
Net unrealized appreciation (depreciation) of investments	(5,305)	1	(223)	(7)	(6,976)
Net realized and unrealized gain (loss) on investments	(5,916)	1	(136)	-	1,091
Net increase (decrease) in net assets resulting from operations	$ (5,966)	$ 1	$ (169)	$ -	$ 292

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Service Class	ING Large Cap Value Portfolio - Institutional Class	ING Large Cap Value Portfolio - Service Class	ING Lord Abbett Growth and Income Portfolio - Institutional Class	ING Lord Abbett Growth and Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 2,233	$ 8	$ 227	$ -
Total investment income	2	2,233	8	227	-
Expenses:					
Mortality, expense risk and other charges	5	1,972	4	48	-
Total expenses	5	1,972	4	48	-
Net investment income (loss)	(3)	261	4	179	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	327	(4,607)	(2)	(15,224)	(61)
Capital gains distributions	70	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	397	(4,607)	(2)	(15,224)	(61)
Net unrealized appreciation (depreciation) of investments	(374)	8,059	4	17,088	81
Net realized and unrealized gain (loss) on investments	23	3,452	2	1,864	20
Net increase (decrease) in net assets resulting from operations	$ 20	$ 3,713	$ 6	$ 2,043	$ 20

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Marsico Growth Portfolio - Institutional Class	ING Marsico Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Adviser Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 46	$ 1	$ 28	$ 1,559	$ 617
Total investment income	46	1	28	1,559	617
Expenses:					
Mortality, expense risk and other charges	90	3	4	573	265
Total expenses	90	3	4	573	265
Net investment income (loss)	(44)	(2)	24	986	352
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(27)	10	(22)	(1,658)	(606)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(27)	10	(22)	(1,658)	(606)
Net unrealized appreciation (depreciation) of investments	(157)	(20)	4	1,199	399
Net realized and unrealized gain (loss) on investments	(184)	(10)	(18)	(459)	(207)
Net increase (decrease) in net assets resulting from operations	$ (228)	$ (12)	$ 6	$ 527	$ 145

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Adviser Class	ING PIMCO High Yield Portfolio - Adviser Class	ING PIMCO High Yield Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,465	$ -	$ 1	$ 667	$ 1,558
Total investment income	1,465	-	1	667	1,558
Expenses:					
Mortality, expense risk and other charges	389	-	-	87	195
Total expenses	389	-	-	87	195
Net investment income (loss)	1,076	-	1	580	1,363
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(916)	-	-	129	1,382
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(916)	-	-	129	1,382
Net unrealized appreciation (depreciation) of investments	1,806	1	-	(438)	(2,027)
Net realized and unrealized gain (loss) on investments	890	1	-	(309)	(645)
Net increase (decrease) in net assets resulting from operations	$ 1,966	$ 1	$ 1	$ 271	$ 718

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 337	$ 4	$ 1,343	$ 5	$ 2
Total investment income	337	4	1,343	5	2
Expenses:					
Mortality, expense risk and					
other charges	151	3	795	3	-
Total expenses	151	3	795	3	-
Net investment income (loss)	186	1	548	2	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(427)	50	(2,171)	4	(2)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(427)	50	(2,171)	4	(2)
Net unrealized appreciation					
(depreciation) of investments	(844)	(90)	(3,502)	(34)	(5)
Net realized and unrealized gain (loss)					
on investments	(1,271)	(40)	(5,673)	(30)	(7)
Net increase (decrease) in net assets					
resulting from operations	$ (1,085)	$ (39)	$ (5,125)	$ (28)	$ (5)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price International Stock Portfolio - Adviser Class	ING T. Rowe Price International Stock Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 7,384	$ 26	$ 2,032	$ 3	$ 272
Total investment income	7,384	26	2,032	3	272
Expenses:					
Mortality, expense risk and other charges	3,296	5	785	-	75
Total expenses	3,296	5	785	-	75
Net investment income (loss)	4,088	21	1,247	3	197
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,771)	(43)	(2,334)	-	(539)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(1,771)	(43)	(2,334)	-	(539)
Net unrealized appreciation (depreciation) of investments	4,615	(5)	(563)	(16)	(697)
Net realized and unrealized gain (loss) on investments	2,844	(48)	(2,897)	(16)	(1,236)
Net increase (decrease) in net assets resulting from operations	$ 6,932	$ (27)	$ (1,650)	$ (13)	$ (1,039)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class	ING U.S. Stock Index Portfolio - Institutional Class	ING Money Market Portfolio - Class I	ING Global Real Estate Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 13	$ 68	136	$ 3	$ 2
Total investment income	13	68	136	3	2
Expenses:					
Mortality, expense risk and other charges	6	42	8	2,705	-
Total expenses	6	42	8	2,705	-
Net investment income (loss)	7	26	128	(2,702)	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(39)	(194)	(47)	-	-
Capital gains distributions	-	-	309	57	-
Total realized gain (loss) on investments and capital gains distributions	(39)	(194)	262	57	-
Net unrealized appreciation (depreciation) of investments	(15)	(177)	(303)	-	(6)
Net realized and unrealized gain (loss) on investments	(54)	(371)	(41)	57	(6)
Net increase (decrease) in net assets resulting from operations	$ (47)	$ (345)	$ 87	$ (2,645)	$ (4)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING International Capital Appreciation Fund - Class I	ING International SmallCap Multi-Manager Fund - Class A	ING American Century Small-Mid Cap Value Portfolio - Adviser Class	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING American Century Small-Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 20	$ 1	$ -	$ 491
Total investment income	-	20	1	-	491
Expenses:					
Mortality, expense risk and other charges	-	3	-	-	344
Total expenses	-	3	-	-	344
Net investment income (loss)	-	17	1	-	147
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	(116)	1	-	(252)
Capital gains distributions	-	-	-	-	4
Total realized gain (loss) on investments and capital gains distributions	2	(116)	1	-	(248)
Net unrealized appreciation (depreciation) of investments	(2)	(150)	(7)	-	(1,622)
Net realized and unrealized gain (loss) on investments	-	(266)	(6)	-	(1,870)
Net increase (decrease) in net assets resulting from operations	$ -	$ (249)	$ (5)	$ -	$ (1,723)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Adviser Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Adviser Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 1	$ 14	$ 130
Total investment income	-	-	1	14	130
Expenses:					
Mortality, expense risk and other charges	4	1,037	1	31	125
Total expenses	4	1,037	1	31	125
Net investment income (loss)	(4)	(1,037)	-	(17)	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	15	3,341	11	362	(365)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	15	3,341	11	362	(365)
Net unrealized appreciation (depreciation) of investments	5	(906)	(32)	(528)	(397)
Net realized and unrealized gain (loss) on investments	20	2,435	(21)	(166)	(762)
Net increase (decrease) in net assets resulting from operations	$ 16	$ 1,398	$ (21)	$ (183)	$ (757)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Fidelity® VIP Mid Cap Portfolio - Service Class	ING Global Bond Portfolio - Adviser Class	ING Global Bond Portfolio - Initial Class	ING Global Bond Portfolio - Service Class	ING Index Solution 2015 Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 19	$ 33	$ 11,754	$ 107	$ -
Total investment income	19	33	11,754	107	-
Expenses:					
Mortality, expense risk and					
other charges	63	2	1,462	7	-
Total expenses	63	2	1,462	7	-
Net investment income (loss)	(44)	31	10,292	100	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(520)	14	3,762	119	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(520)	14	3,762	119	-
Net unrealized appreciation					
(depreciation) of investments	(891)	(33)	(9,911)	(194)	-
Net realized and unrealized gain (loss)					
on investments	(1,411)	(19)	(6,149)	(75)	-
Net increase (decrease) in net assets					
resulting from operations	$ (1,455)	$ 12	$ 4,143	$ 25	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Index Solution 2015 Portfolio - Service Class	ING Index Solution 2015 Portfolio - Service 2 Class	ING Index Solution 2025 Portfolio - Initial Class	ING Index Solution 2025 Portfolio - Service Class	ING Index Solution 2025 Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 3	$ 17	$ -	$ 2	$ 33
Total investment income	3	17	-	2	33
Expenses:					
Mortality, expense risk and other charges	1	7	-	-	16
Total expenses	1	7	-	-	16
Net investment income (loss)	2	10	-	2	17
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(2)	-	(7)	2
Capital gains distributions	5	30	-	5	88
Total realized gain (loss) on investments and capital gains distributions	5	28	-	(2)	90
Net unrealized appreciation (depreciation) of investments	5	(42)	2	(5)	(170)
Net realized and unrealized gain (loss) on investments	10	(14)	2	(7)	(80)
Net increase (decrease) in net assets resulting from operations	$ 12	$ (4)	$ 2	$ (5)	$ (63)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Index Solution 2035 Portfolio - Initial Class	ING Index Solution 2035 Portfolio - Service Class	ING Index Solution 2035 Portfolio - Service 2 Class	ING Index Solution 2045 Portfolio - Initial Class	ING Index Solution 2045 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1	$ 21	$ -	$ -
Total investment income	-	1	21	-	-
Expenses:					
Mortality, expense risk and other charges	-	-	12	-	-
Total expenses	-	-	12	-	-
Net investment income (loss)	-	1	9	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	4	4	-	-
Capital gains distributions	-	3	63	-	1
Total realized gain (loss) on investments and capital gains distributions	-	7	67	-	1
Net unrealized appreciation (depreciation) of investments	1	(10)	(151)	-	(2)
Net realized and unrealized gain (loss) on investments	1	(3)	(84)	-	(1)
Net increase (decrease) in net assets resulting from operations	$ 1	$ (2)	$ (75)	$ -	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Index Solution 2045 Portfolio - Service 2 Class	ING Index Solution 2055 Portfolio - Initial Class	ING Index Solution 2055 Portfolio - Service Class	ING Index Solution 2055 Portfolio - Service 2 Class	ING Index Solution Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 9	$ -	$ -	$ -	$ -
Total investment income	9	-	-	-	-
Expenses:					
Mortality, expense risk and other charges	6	-	-	-	-
Total expenses	6	-	-	-	-
Net investment income (loss)	3	-	-	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	-	(1)	-	(1)
Capital gains distributions	30	-	1	-	-
Total realized gain (loss) on investments and capital gains distributions	31	-	-	-	(1)
Net unrealized appreciation (depreciation) of investments	(84)	-	(2)	(4)	1
Net realized and unrealized gain (loss) on investments	(53)	-	(2)	(4)	-
Net increase (decrease) in net assets resulting from operations	$ (50)	$ -	$ (2)	$ (4)	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Index Solution Income Portfolio - Service 2 Class	ING Invesco Van Kampen Comstock Portfolio - Adviser Class	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 4	$ 682	$ 12	$ 5,342
Total investment income	5	4	682	12	5,342
Expenses:					
Mortality, expense risk and other charges	2	1	496	2	2,295
Total expenses	2	1	496	2	2,295
Net investment income (loss)	3	3	186	10	3,047
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(6)	(1,187)	(4)	1,008
Capital gains distributions	5	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	5	(6)	(1,187)	(4)	1,008
Net unrealized appreciation (depreciation) of investments	(6)	(6)	(596)	(27)	(8,770)
Net realized and unrealized gain (loss) on investments	(1)	(12)	(1,783)	(31)	(7,762)
Net increase (decrease) in net assets resulting from operations	$ 2	$ (9)	$ (1,597)	$ (21)	$ (4,715)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Adviser Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 2	$ 257	$ -	$ 414
Total investment income	5	2	257	-	414
Expenses:					
Mortality, expense risk and					
other charges	2	1	303	-	71
Total expenses	2	1	303	-	71
Net investment income (loss)	3	1	(46)	-	343
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(3)	(126)	12	251
Capital gains distributions	-	-	-	23	28,126
Total realized gain (loss) on investments					
and capital gains distributions	-	(3)	(126)	35	28,377
Net unrealized appreciation					
(depreciation) of investments	(6)	10	404	(33)	(26,928)
Net realized and unrealized gain (loss)					
on investments	(6)	7	278	2	1,449
Net increase (decrease) in net assets					
resulting from operations	$ (3)	$ 8	$ 232	$ 2	$ 1,792

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 6	$ 8,275	$ 9	$ 66
Total investment income	-	6	8,275	9	66
Expenses:					
Mortality, expense risk and					
other charges	-	2	5,531	7	8
Total expenses	-	2	5,531	7	8
Net investment income (loss)	-	4	2,744	2	58
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(17)	(1)	6,978	(18)	42
Capital gains distributions	53	-	-	-	80
Total realized gain (loss) on investments					
and capital gains distributions	36	(1)	6,978	(18)	122
Net unrealized appreciation					
(depreciation) of investments	(33)	(55)	(59,637)	(50)	(125)
Net realized and unrealized gain (loss)					
on investments	3	(56)	(52,659)	(68)	(3)
Net increase (decrease) in net assets					
resulting from operations	$ 3	$ (52)	$ (49,915)	$ (66)	$ 55

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Service Class	ING Solution 2015 Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 6,735	$ 1,145	$ 21	$ 19
Total investment income	-	6,735	1,145	21	19
Expenses:					
Mortality, expense risk and					
other charges	-	2,107	184	4	2
Total expenses	-	2,107	184	4	2
Net investment income (loss)	-	4,628	961	17	17
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	1,549	1,559	21	1
Capital gains distributions	-	7,721	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	9,270	1,559	21	1
Net unrealized appreciation					
(depreciation) of investments	1	(8,822)	(3,116)	(47)	(18)
Net realized and unrealized gain (loss)					
on investments	1	448	(1,557)	(26)	(17)
Net increase (decrease) in net assets					
resulting from operations	$ 1	$ 5,076	$ (596)	$ (9)	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service Class	ING Solution 2015 Portfolio - Service 2 Class	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2025 Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 1,921	$ 475	$ 7	$ 1,946	$ 443
Total investment income	1,921	475	7	1,946	443
Expenses:					
Mortality, expense risk and other charges	511	79	1	753	109
Total expenses	511	79	1	753	109
Net investment income (loss)	1,410	396	6	1,193	334
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(826)	39	3	(733)	31
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(826)	39	3	(733)	31
Net unrealized appreciation (depreciation) of investments	(1,509)	(645)	(22)	(4,269)	(1,199)
Net realized and unrealized gain (loss) on investments	(2,335)	(606)	(19)	(5,002)	(1,168)
Net increase (decrease) in net assets resulting from operations	$ (925)	$ (210)	$ (13)	$ (3,809)	$ (834)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2035 Portfolio - Service 2 Class	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 4	$ 1,180	$ 282	$ 1	$ 645
Total investment income	4	1,180	282	1	645
Expenses:					
Mortality, expense risk and other charges	1	597	96	-	442
Total expenses	1	597	96	-	442
Net investment income (loss)	3	583	186	1	203
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	17	(623)	60	(1)	(452)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	17	(623)	60	(1)	(452)
Net unrealized appreciation (depreciation) of investments	(32)	(4,132)	(1,232)	(12)	(3,077)
Net realized and unrealized gain (loss) on investments	(15)	(4,755)	(1,172)	(13)	(3,529)
Net increase (decrease) in net assets resulting from operations	$ (12)	$ (4,172)	$ (986)	$ (12)	$ (3,326)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service 2 Class	ING Solution 2055 Portfolio - Service Class	ING Solution 2055 Portfolio - Service 2 Class	ING Solution Growth Portfolio - Service Class	ING Solution Income Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 170	$ 3	$ 1	$ 5	$ 13
Total investment income	170	3	1	5	13
Expenses:					
Mortality, expense risk and					
other charges	63	7	1	15	2
Total expenses	63	7	1	15	2
Net investment income (loss)	107	(4)	-	(10)	11
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	71	(38)	7	77	81
Capital gains distributions	-	2	1	7	-
Total realized gain (loss) on investments					
and capital gains distributions	71	(36)	8	84	81
Net unrealized appreciation					
(depreciation) of investments	(1,028)	(22)	(25)	(145)	(75)
Net realized and unrealized gain (loss)					
on investments	(957)	(58)	(17)	(61)	6
Net increase (decrease) in net assets					
resulting from operations	$ (850)	$ (62)	$ (17)	$ (71)	$ 17

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Solution Income Portfolio - Service Class	ING Solution Income Portfolio - Service 2 Class	ING Solution Moderate Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 515	$ 124	$ 15	$ 1	$ 1,132
Total investment income	515	124	15	1	1,132
Expenses:					
Mortality, expense risk and					
other charges	95	18	25	2	3,368
Total expenses	95	18	25	2	3,368
Net investment income (loss)	420	106	(10)	(1)	(2,236)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(165)	52	92	-	4,800
Capital gains distributions	-	-	24	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(165)	52	116	-	4,800
Net unrealized appreciation					
(depreciation) of investments	(279)	(146)	(162)	(19)	(17,830)
Net realized and unrealized gain (loss)					
on investments	(444)	(94)	(46)	(19)	(13,030)
Net increase (decrease) in net assets					
resulting from operations	$ (24)	$ 12	$ (56)	$ (20)	$ (15,266)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ -	$ -	$ 8
Total investment income	1	-	-	-	8
Expenses:					
Mortality, expense risk and other charges	3	4	2,116	13	2
Total expenses	3	4	2,116	13	2
Net investment income (loss)	(2)	(4)	(2,116)	(13)	6
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3	-	4,225	(37)	(16)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	3	-	4,225	(37)	(16)
Net unrealized appreciation (depreciation) of investments	(30)	(22)	(6,377)	19	(66)
Net realized and unrealized gain (loss) on investments	(27)	(22)	(2,152)	(18)	(82)
Net increase (decrease) in net assets resulting from operations	$ (29)	$ (26)	$ (4,268)	$ (31)	$ (76)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Adviser Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 1,704	$ 1	$ 3	$ 671	$ 1
Total investment income	1,704	1	3	671	1
Expenses:					
Mortality, expense risk and other charges	893	-	2	919	-
Total expenses	893	-	2	919	-
Net investment income (loss)	811	1	1	(248)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,401)	4	(4)	402	(1)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(2,401)	4	(4)	402	(1)
Net unrealized appreciation (depreciation) of investments	(10,198)	(16)	(106)	(13,250)	(3)
Net realized and unrealized gain (loss) on investments	(12,599)	(12)	(110)	(12,848)	(4)
Net increase (decrease) in net assets resulting from operations	$ (11,788)	$ (11)	$ (109)	$ (13,096)	$ (3)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Core Equity Research Fund - Class A	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 806	$ -	$ 2	$ 1,269	$ 1,703
Total investment income	806	-	2	1,269	1,703
Expenses:					
Mortality, expense risk and					
other charges	763	-	1	301	640
Total expenses	763	-	1	301	640
Net investment income (loss)	43	-	1	968	1,063
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	551	-	7	(1,365)	(1,850)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	551	-	7	(1,365)	(1,850)
Net unrealized appreciation					
(depreciation) of investments	(3,017)	(1)	(9)	618	(1,687)
Net realized and unrealized gain (loss)					
on investments	(2,466)	(1)	(2)	(747)	(3,537)
Net increase (decrease) in net assets					
resulting from operations	$ (2,423)	$ (1)	$ (1)	$ 221	$ (2,474)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 5
Net investment income (loss)					
Income:					
Dividends	$ 2,081	$ 8	$ 13,761	$ 87	$ 5
Total investment income	2,081	8	13,761	87	5
Expenses:					
Mortality, expense risk and					
other charges	580	3	12,126	11	2
Total expenses	580	3	12,126	11	2
Net investment income (loss)	1,501	5	1,635	76	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(3,502)	-	(46,715)	112	(33)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(3,502)	-	(46,715)	112	(33)
Net unrealized appreciation					
(depreciation) of investments	1,032	(18)	31,073	(147)	27
Net realized and unrealized gain (loss)					
on investments	(2,470)	(18)	(15,642)	(35)	(6)
Net increase (decrease) in net assets					
resulting from operations	$ (969)	$ (13)	$ (14,007)	$ 41	$ (3)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Net investment income (loss)					
Income:					
Dividends	$ 62	$ 26	$ 6	$ 3	$ 1
Total investment income	62	26	6	3	1
Expenses:					
Mortality, expense risk and					
other charges	28	17	6	2	1
Total expenses	28	17	6	2	1
Net investment income (loss)	34	9	-	1	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(410)	(125)	(5)	(11)	(4)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(410)	(125)	(5)	(11)	(4)
Net unrealized appreciation					
(depreciation) of investments	341	98	(2)	8	3
Net realized and unrealized gain (loss)					
on investments	(69)	(27)	(7)	(3)	(1)
Net increase (decrease) in net assets					
resulting from operations	$ (35)	$ (18)	$ (7)	$ (2)	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ -	$ 5,271	$ 6
Total investment income	1	-	-	5,271	6
Expenses:					
Mortality, expense risk and other charges	1	-	486	2,800	1
Total expenses	1	-	486	2,800	1
Net investment income (loss)	-	-	(486)	2,471	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	2,205	3,168	(3)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	2,205	3,168	(3)
Net unrealized appreciation (depreciation) of investments	-	-	(8,038)	(8,323)	(3)
Net realized and unrealized gain (loss) on investments	-	-	(5,833)	(5,155)	(6)
Net increase (decrease) in net assets resulting from operations	$ -	$ -	$ (6,319)	$ (2,684)	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Index Plus MidCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 2,479	$ 2	$ 999	$ 1	$ 509
Total investment income	2,479	2	999	1	509
Expenses:					
Mortality, expense risk and other charges	2,734	1	1,080	1	194
Total expenses	2,734	1	1,080	1	194
Net investment income (loss)	(255)	1	(81)	-	315
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,440)	73	(2,304)	13	275
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(1,440)	73	(2,304)	13	275
Net unrealized appreciation (depreciation) of investments	(4,101)	(73)	509	(14)	(3,239)
Net realized and unrealized gain (loss) on investments	(5,541)	-	(1,795)	(1)	(2,964)
Net increase (decrease) in net assets resulting from operations	$ (5,796)	$ 1	$ (1,876)	$ (1)	$ (2,649)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ -	$ 60	$ 6	$ 196	$ -
Total investment income	-	60	6	196	-
Expenses:					
Mortality, expense risk and other charges	-	48	3	118	-
Total expenses	-	48	3	118	-
Net investment income (loss)	-	12	3	78	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	358	75	400	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	358	75	400	-
Net unrealized appreciation (depreciation) of investments	(2)	(231)	(64)	(256)	-
Net realized and unrealized gain (loss) on investments	(2)	127	11	144	-
Net increase (decrease) in net assets resulting from operations	$ (2)	$ 139	$ 14	$ 222	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 40	$ 22	$ 89	$ 54
Total investment income	2	40	22	89	54
Expenses:					
Mortality, expense risk and other charges	2	27	50	73	61
Total expenses	2	27	50	73	61
Net investment income (loss)	-	13	(28)	16	(7)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3	65	415	655	592
Capital gains distributions	-	-	-	56	-
Total realized gain (loss) on investments and capital gains distributions	3	65	415	711	592
Net unrealized appreciation (depreciation) of investments	(5)	(85)	(583)	(964)	(917)
Net realized and unrealized gain (loss) on investments	(2)	(20)	(168)	(253)	(325)
Net increase (decrease) in net assets resulting from operations	$ (2)	$ (7)	$ (196)	$ (237)	$ (332)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING Small Company Portfolio - Class I	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING International Value Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 489	$ -	$ 150	$ 1,912	$ 6
Total investment income	489	-	150	1,912	6
Expenses:					
Mortality, expense risk and other charges	1,178	1	62	599	1
Total expenses	1,178	1	62	599	1
Net investment income (loss)	(689)	(1)	88	1,313	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(232)	1	83	(12,879)	(30)
Capital gains distributions	-	-	76	-	-
Total realized gain (loss) on investments and capital gains distributions	(232)	1	159	(12,879)	(30)
Net unrealized appreciation (depreciation) of investments	(3,396)	(10)	88	(145)	(13)
Net realized and unrealized gain (loss) on investments	(3,628)	(9)	247	(13,024)	(43)
Net increase (decrease) in net assets resulting from operations	$ (4,317)	$ (10)	$ 335	$ (11,711)	$ (38)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Invesco Mid Cap Core Equity Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and other charges	279	13	179	-	46
Total expenses	279	13	179	-	46
Net investment income (loss)	(279)	(13)	(179)	-	(46)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	483	199	36	39	182
Capital gains distributions	-	-	-	-	160
Total realized gain (loss) on investments and capital gains distributions	483	199	36	39	342
Net unrealized appreciation (depreciation) of investments	(1,052)	(200)	104	(35)	(685)
Net realized and unrealized gain (loss) on investments	(569)	(1)	140	4	(343)
Net increase (decrease) in net assets resulting from operations	$ (848)	$ (14)	$ (39)	$ 4	$ (389)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Invesco Small Cap Growth Fund - Class A	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class	Invesco U.S. Small Cap Value Fund - Class Y	Invesco Van Kampen Small Cap Value Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 1	$ -	$ -
Total investment income	-	-	1	-	-
Expenses:					
Mortality, expense risk and other charges	-	-	2	-	1
Total expenses	-	-	2	-	1
Net investment income (loss)	-	-	(1)	-	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	-	19	898	11
Capital gains distributions	1	-	3	688	6
Total realized gain (loss) on investments and capital gains distributions	(1)	-	22	1,586	17
Net unrealized appreciation (depreciation) of investments	(1)	-	(20)	(1,042)	(25)
Net realized and unrealized gain (loss) on investments	(2)	-	2	544	(8)
Net increase (decrease) in net assets resulting from operations	$ (2)	$ -	$ 1	$ 544	$ (9)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Invesco Van Kampen Small Cap Value Fund - Class Y	Invesco V.I. Capital Appreciation Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ -	$ 32	$ 356	$ 5	$ -
Total investment income	-	32	356	5	-
Expenses:					
Mortality, expense risk and other charges	-	218	377	2	4
Total expenses	-	218	377	2	4
Net investment income (loss)	-	(186)	(21)	3	(4)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(244)	(352)	961	(8)	8
Capital gains distributions	592	-	-	10	-
Total realized gain (loss) on investments and capital gains distributions	348	(352)	961	2	8
Net unrealized appreciation (depreciation) of investments	(1,714)	(1,345)	(1,201)	(5)	(11)
Net realized and unrealized gain (loss) on investments	(1,366)	(1,697)	(240)	(3)	(3)
Net increase (decrease) in net assets resulting from operations	$ (1,366)	$ (1,883)	$ (261)	$ -	$ (7)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lazard Emerging Markets Equity Portfolio - Open Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares
Net investment income (loss)					
Income:					
Dividends	$ 5	$ -	$ 1	$ -	$ 1
Total investment income	5	-	1	-	1
Expenses:					
Mortality, expense risk and other charges	1	1	2	-	25
Total expenses	1	1	2	-	25
Net investment income (loss)	4	(1)	(1)	-	(24)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	(1)	(5)	-	222
Capital gains distributions	1	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	2	(1)	(5)	-	222
Net unrealized appreciation (depreciation) of investments	(3)	(3)	(14)	-	(467)
Net realized and unrealized gain (loss) on investments	(1)	(4)	(19)	-	(245)
Net increase (decrease) in net assets resulting from operations	$ 3	$ (5)	$ (20)	$ -	$ (269)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Lord Abbett Developing Growth Fund, Inc. - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 1	$ 2
Total investment income	-	-	-	1	2
Expenses:					
Mortality, expense risk and					
other charges	3	62	-	2	13
Total expenses	3	62	-	2	13
Net investment income (loss)	(3)	(62)	-	(1)	(11)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	6	282	-	-	(95)
Capital gains distributions	-	-	4	1	-
Total realized gain (loss) on investments					
and capital gains distributions	6	282	4	1	(95)
Net unrealized appreciation					
(depreciation) of investments	-	(505)	(7)	-	42
Net realized and unrealized gain (loss)					
on investments	6	(223)	(3)	1	(53)
Net increase (decrease) in net assets					
resulting from operations	$ 3	$ (285)	$ (3)	$ -	$ (64)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Lord Abbett Small-Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Massachusetts Investors Growth Stock Fund - Class A	Neuberger Berman Genesis Fund® - Trust Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 202	$ 2	$ 1
Total investment income	-	-	202	2	1
Expenses:					
Mortality, expense risk and other charges	14	-	895	3	-
Total expenses	14	-	895	3	-
Net investment income (loss)	(14)	-	(693)	(1)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(19)	-	(2,224)	-	-
Capital gains distributions	-	1	-	-	1
Total realized gain (loss) on investments and capital gains distributions	(19)	1	(2,224)	-	1
Net unrealized appreciation (depreciation) of investments	(57)	(4)	(1,714)	1	(2)
Net realized and unrealized gain (loss) on investments	(76)	(3)	(3,938)	1	(1)
Net increase (decrease) in net assets resulting from operations	$ (90)	$ (3)	$ (4,631)	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Neuberger Berman Socially Responsive Fund® - Trust Class	New Perspective Fund®, Inc. - Class R-3	New Perspective Fund®, Inc. - Class R-4	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 64	$ 26	$ 728	$ 1	$ 4,872
Total investment income	64	26	728	1	4,872
Expenses:					
Mortality, expense risk and other charges	100	12	614	4	2,844
Total expenses	100	12	614	4	2,844
Net investment income (loss)	(36)	14	114	(3)	2,028
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(63)	(102)	(887)	29	(5,198)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(63)	(102)	(887)	29	(5,198)
Net unrealized appreciation (depreciation) of investments	(508)	(228)	(5,523)	(37)	(57,897)
Net realized and unrealized gain (loss) on investments	(571)	(330)	(6,410)	(8)	(63,095)
Net increase (decrease) in net assets resulting from operations	$ (607)	$ (316)	$ (6,296)	$ (11)	$ (61,067)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer Global Securities/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA
Net investment income (loss)					
Income:					
Dividends	$ -	$ 6	$ 3	$ 4	$ 1
Total investment income	-	6	3	4	1
Expenses:					
Mortality, expense risk and other charges	-	1	3	1	1
Total expenses	-	1	3	1	1
Net investment income (loss)	-	5	-	3	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(5)	-	(8)	1	(1)
Capital gains distributions	-	-	-	1	-
Total realized gain (loss) on investments and capital gains distributions	(5)	-	(8)	2	(1)
Net unrealized appreciation (depreciation) of investments	(2)	(7)	(13)	(5)	-
Net realized and unrealized gain (loss) on investments	(7)	(7)	(21)	(3)	(1)
Net increase (decrease) in net assets resulting from operations	$ (7)	$ (2)	$ (21)	$ -	$ (1)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	Oppenheimer Small- & Mid-Cap Growth Fund/VA	Parnassus Equity Income Fund - Investor Shares	Pax World Balanced Fund - Individual Investor Class	PIMCO Real Return Portfolio - Administrative Class
Net investment income (loss)					
Income:					
Dividends	$ 62	$ -	$ -	$ 649	$ 9,254
Total investment income	62	-	-	649	9,254
Expenses:					
Mortality, expense risk and other charges	96	-	-	502	1,507
Total expenses	96	-	-	502	1,507
Net investment income (loss)	(34)	-	-	147	7,747
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(165)	-	-	(565)	1,148
Capital gains distributions	-	-	1	-	-
Total realized gain (loss) on investments and capital gains distributions	(165)	-	1	(565)	1,148
Net unrealized appreciation (depreciation) of investments	(85)	1	4	(942)	8,188
Net realized and unrealized gain (loss) on investments	(250)	1	5	(1,507)	9,336
Net increase (decrease) in net assets resulting from operations	$ (284)	$ 1	$ 5	$ (1,360)	$ 17,083

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Pioneer High Yield Fund - Class A	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 247	$ 6	$ 66	$ 1,284	$ -
Total investment income	247	6	66	1,284	-
Expenses:					
Mortality, expense risk and other charges	26	3	209	239	-
Total expenses	26	3	209	239	-
Net investment income (loss)	221	3	(143)	1,045	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(102)	-	(1,131)	(258)	-
Capital gains distributions	-	2	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(102)	2	(1,131)	(258)	-
Net unrealized appreciation (depreciation) of investments	(203)	(6)	(4,864)	(1,515)	-
Net realized and unrealized gain (loss) on investments	(305)	(4)	(5,995)	(1,773)	-
Net increase (decrease) in net assets resulting from operations	$ (84)	$ (1)	$ (6,138)	$ (728)	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Columbia Diversified Equity Income Fund - Class R-3	Columbia Diversified Equity Income Fund - Class R-4	Royce Total Return Fund - Class K	SMALLCAP World Fund® - Class R-4	T. Rowe Price Mid-Cap Value Fund - R Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 97	$ -	$ 26	$ 3
Total investment income	1	97	-	26	3
Expenses:					
Mortality, expense risk and other charges	-	52	-	71	5
Total expenses	-	52	-	71	5
Net investment income (loss)	1	45	-	(45)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	13	421	-	362	-
Capital gains distributions	-	-	-	-	25
Total realized gain (loss) on investments and capital gains distributions	13	421	-	362	25
Net unrealized appreciation (depreciation) of investments	(17)	(904)	-	(1,543)	(65)
Net realized and unrealized gain (loss) on investments	(4)	(483)	-	(1,181)	(40)
Net increase (decrease) in net assets resulting from operations	$ (3)	$ (438)	$ -	$ (1,226)	$ (42)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Class A	Thornburg International Value Fund - Class R4	USAA Precious Metals and Minerals Fund - Adviser Shares
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 30	$ 12,865	$ 1	$ 10
Total investment income	2	30	12,865	1	10
Expenses:					
Mortality, expense risk and other charges	2	9	1,958	-	28
Total expenses	2	9	1,958	-	28
Net investment income (loss)	-	21	10,907	1	(18)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(7)	8	3,188	-	(92)
Capital gains distributions	-	-	1,300	-	563
Total realized gain (loss) on investments and capital gains distributions	(7)	8	4,488	-	471
Net unrealized appreciation (depreciation) of investments	-	(196)	(22,866)	(9)	(1,523)
Net realized and unrealized gain (loss) on investments	(7)	(188)	(18,378)	(9)	(1,052)
Net increase (decrease) in net assets resulting from operations	$ (7)	$ (167)	$ (7,471)	$ (8)	$ (1,070)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio	Victory Small Company Opportunity Fund - Class R	Wanger International
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 8	$ -	$ -	$ 1,278
Total investment income	2	8	-	-	1,278
Expenses:					
Mortality, expense risk and					
other charges	1	4	1	-	219
Total expenses	1	4	1	-	219
Net investment income (loss)	1	4	(1)	-	1,059
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1)	(10)	(1)	-	(223)
Capital gains distributions	-	-	-	-	648
Total realized gain (loss) on investments					
and capital gains distributions	(1)	(10)	(1)	-	425
Net unrealized appreciation					
(depreciation) of investments	3	34	2	-	(5,864)
Net realized and unrealized gain (loss)					
on investments	2	24	1	-	(5,439)
Net increase (decrease) in net assets					
resulting from operations	$ 3	$ 28	$ -	$ -	$ (4,380)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Wanger Select	Wanger USA	Washington Mutual Investors Fund[SM], Inc. - Class R-3	Washington Mutual Investors Fund[SM], Inc. - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 2,050	$ -	$ 88	$ 1,886	$ -
Total investment income	2,050	-	88	1,886	-
Expenses:					
Mortality, expense risk and other charges	766	341	27	831	1
Total expenses	766	341	27	831	1
Net investment income (loss)	1,284	(341)	61	1,055	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	115	(475)	(247)	(556)	(3)
Capital gains distributions	-	3,517	9	184	1
Total realized gain (loss) on investments and capital gains distributions	115	3,042	(238)	(372)	(2)
Net unrealized appreciation (depreciation) of investments	(19,640)	(4,528)	439	4,272	(9)
Net realized and unrealized gain (loss) on investments	(19,525)	(1,486)	201	3,900	(11)
Net increase (decrease) in net assets resulting from operations	$ (18,241)	$ (1,827)	$ 262	$ 4,955	$ (12)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

	Wells Fargo Advantage Special Small Cap Values Fund - Class A
Net investment income (loss)	
Income:	
Dividends	$ -
Total investment income	-
Expenses:	
Mortality, expense risk and other charges	932
Total expenses	932
Net investment income (loss)	(932)
Realized and unrealized gain (loss) on investments	
Net realized gain (loss) on investments	(2,970)
Capital gains distributions	-
Total realized gain (loss) on investments and capital gains distributions	(2,970)
Net unrealized appreciation (depreciation) of investments	958
Net realized and unrealized gain (loss) on investments	(2,012)
Net increase (decrease) in net assets resulting from operations	$ (2,944)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Alger Green Fund - Class A	AllianceBernstein Growth and Income Fund, Inc. - Class A	AllianceBernstein Growth and Income Portfolio - Class A
Net assets at January 1, 2010	$ 1,064	$ 196	$ 434
Increase (decrease) in net assets from operations			
Operations:			
Net investment income (loss)	(14)	(1)	(5)
Total realized gain (loss) on investments and capital gains distributions	57	(29)	(67)
Net unrealized appreciation (depreciation) of investments	72	51	121
Net increase (decrease) in net assets from operations	115	21	49
Changes from contract transactions:			
Total unit transactions	435	(26)	(26)
Net increase (decrease) in assets derived from principal transactions	435	(26)	(26)
Total increase (decrease) in net assets	550	(5)	23
Net assets at December 31, 2010	1,614	191	457
Increase (decrease) in net assets from operations			
Operations:			
Net investment income (loss)	(17)	-	-
Total realized gain (loss) on investments and capital gains distributions	35	2	(38)
Net unrealized appreciation (depreciation) of investments	(130)	7	61
Net increase (decrease) in net assets from operations	(112)	9	23
Changes from contract transactions:			
Total unit transactions	120	(28)	(7)
Net increase (decrease) in assets derived from principal transactions	120	(28)	(7)
Total increase (decrease) in net assets	8	(19)	16
Net assets at December 31, 2011	$ 1,622	$ 172	$ 473

The accompanying notes are an integral part of these financial statements.

128

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Allianz NFJ Dividend Value Fund - Class A	Allianz NFJ Large-Cap Value Fund - Institutional Class	Allianz NFJ Small-Cap Value Fund - Class A	Amana Growth Fund
Net assets at January 1, 2010	$ 134	$ 1,179	$ 563	$ 5,651
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4	40	-	(97)
Total realized gain (loss) on investments and capital gains distributions	3	128	(55)	95
Net unrealized appreciation (depreciation) of investments	22	34	138	1,911
Net increase (decrease) in net assets from operations	29	202	83	1,909
Changes from contract transactions:				
Total unit transactions	95	498	(248)	10,440
Net increase (decrease) in assets derived from principal transactions	95	498	(248)	10,440
Total increase (decrease) in net assets	124	700	(165)	12,349
Net assets at December 31, 2010	258	1,879	398	18,000
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	72	2	(213)
Total realized gain (loss) on investments and capital gains distributions	22	124	55	548
Net unrealized appreciation (depreciation) of investments	(19)	(172)	(53)	(1,216)
Net increase (decrease) in net assets from operations	6	24	4	(881)
Changes from contract transactions:				
Total unit transactions	(85)	1,160	(7)	10,703
Net increase (decrease) in assets derived from principal transactions	(85)	1,160	(7)	10,703
Total increase (decrease) in net assets	(79)	1,184	(3)	9,822
Net assets at December 31, 2011	$ 179	$ 3,063	$ 395	$ 27,822

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Amana Income Fund	American Balanced Fund® - Class R-3	American Century Inflation- Adjusted Bond Fund - Investor Class	American Century Income & Growth Fund - A Class
Net assets at January 1, 2010	$ 10,356	$ 5,796	$ 9,060	$ 4,656
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	120	65	196	9
Total realized gain (loss) on investments and capital gains distributions	138	(91)	331	(308)
Net unrealized appreciation (depreciation) of investments	2,578	695	30	862
Net increase (decrease) in net assets from operations	2,836	669	557	563
Changes from contract transactions:				
Total unit transactions	16,215	(287)	8,350	(119)
Net increase (decrease) in assets derived from principal transactions	16,215	(287)	8,350	(119)
Total increase (decrease) in net assets	19,051	382	8,907	444
Net assets at December 31, 2010	29,407	6,178	17,967	5,100
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	242	72	964	18
Total realized gain (loss) on investments and capital gains distributions	832	(86)	672	(145)
Net unrealized appreciation (depreciation) of investments	(707)	181	1,008	208
Net increase (decrease) in net assets from operations	367	167	2,644	81
Changes from contract transactions:				
Total unit transactions	10,643	(619)	22,977	150
Net increase (decrease) in assets derived from principal transactions	10,643	(619)	22,977	150
Total increase (decrease) in net assets	11,010	(452)	25,621	231
Net assets at December 31, 2011	$ 40,417	$ 5,726	$ 43,588	$ 5,331

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	American Funds American Mutual Fund® - Class R-4	Ariel Appreciation Fund	Ariel Fund	Artisan International Fund - Investor Shares
Net assets at January 1, 2010	$ -	$ 622	$ 1,271	$ 1,829
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(7)	(18)	(2)
Total realized gain (loss) on investments and capital gains distributions	-	(32)	42	157
Net unrealized appreciation (depreciation) of investments	-	165	393	(37)
Net increase (decrease) in net assets from operations	-	126	417	118
Changes from contract transactions:				
Total unit transactions	-	85	830	563
Net increase (decrease) in assets derived from principal transactions	-	85	830	563
Total increase (decrease) in net assets	-	211	1,247	681
Net assets at December 31, 2010	-	833	2,518	2,510
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(5)	(28)	10
Total realized gain (loss) on investments and capital gains distributions	-	23	400	60
Net unrealized appreciation (depreciation) of investments	-	(98)	(890)	(302)
Net increase (decrease) in net assets from operations	-	(80)	(518)	(232)
Changes from contract transactions:				
Total unit transactions	6	(74)	1,064	396
Net increase (decrease) in assets derived from principal transactions	6	(74)	1,064	396
Total increase (decrease) in net assets	6	(154)	546	164
Net assets at December 31, 2011	$ 6	$ 679	$ 3,064	$ 2,674

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Aston/Fairpointe Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	The Bond Fund of America[SM], Inc. - Class R-4
Net assets at January 1, 2010	$ -	$ -	$ 263	$ 5,982
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	2	(24)	210
Total realized gain (loss) on investments and capital gains distributions	13	-	68	290
Net unrealized appreciation (depreciation) of investments	271	18	496	(77)
Net increase (decrease) in net assets from operations	285	20	540	423
Changes from contract transactions:				
Total unit transactions	2,640	163	3,713	1,805
Net increase (decrease) in assets derived from principal transactions	2,640	163	3,713	1,805
Total increase (decrease) in net assets	2,925	183	4,253	2,228
Net assets at December 31, 2010	2,925	183	4,516	8,210
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(39)	4	(39)	202
Total realized gain (loss) on investments and capital gains distributions	130	2	205	219
Net unrealized appreciation (depreciation) of investments	(563)	7	(300)	20
Net increase (decrease) in net assets from operations	(472)	13	(134)	441
Changes from contract transactions:				
Total unit transactions	3,103	291	3,098	568
Net increase (decrease) in assets derived from principal transactions	3,103	291	3,098	568
Total increase (decrease) in net assets	2,631	304	2,964	1,009
Net assets at December 31, 2011	$ 5,556	$ 487	$ 7,480	$ 9,219

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Calvert VP SRI Balanced Portfolio	Capital World Growth & Income Fund℠, Inc. - Class R-3	Cohen & Steers Realty Shares	Columbia℠ Acorn Fund® - Class A
Net assets at January 1, 2010	$ 42,394	$ 14	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	174	4	-	-
Total realized gain (loss) on investments and capital gains distributions	149	1	-	-
Net unrealized appreciation (depreciation) of investments	4,179	30	-	1
Net increase (decrease) in net assets from operations	4,502	35	-	1
Changes from contract transactions:				
Total unit transactions	(1,673)	314	-	8
Net increase (decrease) in assets derived from principal transactions	(1,673)	314	-	8
Total increase (decrease) in net assets	2,829	349	-	9
Net assets at December 31, 2010	45,223	363	-	9
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	124	5	5	-
Total realized gain (loss) on investments and capital gains distributions	309	4	(29)	3
Net unrealized appreciation (depreciation) of investments	1,150	(49)	29	(7)
Net increase (decrease) in net assets from operations	1,583	(40)	5	(4)
Changes from contract transactions:				
Total unit transactions	(2,765)	92	672	64
Net increase (decrease) in assets derived from principal transactions	(2,765)	92	672	64
Total increase (decrease) in net assets	(1,182)	52	677	60
Net assets at December 31, 2011	$ 44,041	$ 415	$ 677	$ 69

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Columbia^SM Acorn Fund® - Class Z	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares
Net assets at January 1, 2010	$ 2,451	$ 2,961	$ 1,314	$ 70
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	8	11	30	-
Total realized gain (loss) on investments and capital gains distributions	398	187	263	5
Net unrealized appreciation (depreciation) of investments	715	469	141	25
Net increase (decrease) in net assets from operations	1,121	667	434	30
Changes from contract transactions:				
Total unit transactions	3,523	249	991	123
Net increase (decrease) in assets derived from principal transactions	3,523	249	991	123
Total increase (decrease) in net assets	4,644	916	1,425	153
Net assets at December 31, 2010	7,095	3,877	2,739	223
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	29	(16)	42	(1)
Total realized gain (loss) on investments and capital gains distributions	920	307	227	5
Net unrealized appreciation (depreciation) of investments	(1,575)	(513)	(489)	(23)
Net increase (decrease) in net assets from operations	(626)	(222)	(220)	(19)
Changes from contract transactions:				
Total unit transactions	4,379	150	2,844	12
Net increase (decrease) in assets derived from principal transactions	4,379	150	2,844	12
Total increase (decrease) in net assets	3,753	(72)	2,624	(7)
Net assets at December 31, 2011	$ 10,848	$ 3,805	$ 5,363	$ 216

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	DWS Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Net assets at January 1, 2010	$ -	$ -	$ 247	$ 13
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	2	-
Total realized gain (loss) on investments and capital gains distributions	-	-	(1)	2
Net unrealized appreciation (depreciation) of investments	-	-	39	3
Net increase (decrease) in net assets from operations	-	-	40	5
Changes from contract transactions:				
Total unit transactions	4	-	64	20
Net increase (decrease) in assets derived from principal transactions	4	-	64	20
Total increase (decrease) in net assets	4	-	104	25
Net assets at December 31, 2010	4	-	351	38
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2	-	3	1
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	(8)	(2)	(1)	(3)
Net increase (decrease) in net assets from operations	(6)	(2)	2	(2)
Changes from contract transactions:				
Total unit transactions	138	26	47	10
Net increase (decrease) in assets derived from principal transactions	138	26	47	10
Total increase (decrease) in net assets	132	24	49	8
Net assets at December 31, 2011	$ 136	$ 24	$ 400	$ 46

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity® Advisor New Insights Fund - Institutional Class	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net assets at January 1, 2010	$ 11,577	$ 247,037	$ -	$ 263,715
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	82	1,669	-	2,238
Total realized gain (loss) on investments and capital gains distributions	(322)	(278)	-	(1,687)
Net unrealized appreciation (depreciation) of investments	1,281	20,141	4	34,314
Net increase (decrease) in net assets from operations	1,041	21,532	4	34,865
Changes from contract transactions:				
Total unit transactions	336	11,266	34	(18,262)
Net increase (decrease) in assets derived from principal transactions	336	11,266	34	(18,262)
Total increase (decrease) in net assets	1,377	32,798	38	16,603
Net assets at December 31, 2010	12,954	279,835	38	280,318
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	76	1,603	(2)	4,040
Total realized gain (loss) on investments and capital gains distributions	(629)	(1,333)	3	(1,850)
Net unrealized appreciation (depreciation) of investments	(1,115)	(40,362)	(10)	(1,848)
Net increase (decrease) in net assets from operations	(1,668)	(40,092)	(9)	342
Changes from contract transactions:				
Total unit transactions	(1,550)	(4,401)	230	(24,381)
Net increase (decrease) in assets derived from principal transactions	(1,550)	(4,401)	230	(24,381)
Total increase (decrease) in net assets	(3,218)	(44,493)	221	(24,039)
Net assets at December 31, 2011	$ 9,736	$ 235,342	$ 259	$ 256,279

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2010	$ 190,848	$ 9,003	$ 35,651	$ 970,509
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,227)	642	149	3,043
Total realized gain (loss) on investments and capital gains distributions	(5,232)	(438)	(1,996)	739
Net unrealized appreciation (depreciation) of investments	48,430	964	5,618	143,841
Net increase (decrease) in net assets from operations	41,971	1,168	3,771	147,623
Changes from contract transactions:				
Total unit transactions	(7,093)	(214)	(3,082)	(59,313)
Net increase (decrease) in assets derived from principal transactions	(7,093)	(214)	(3,082)	(59,313)
Total increase (decrease) in net assets	34,878	954	689	88,310
Net assets at December 31, 2010	225,726	9,957	36,340	1,058,819
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,406)	570	141	1,088
Total realized gain (loss) on investments and capital gains distributions	(810)	661	(1,817)	18,147
Net unrealized appreciation (depreciation) of investments	590	(938)	(4,674)	(53,776)
Net increase (decrease) in net assets from operations	(1,626)	293	(6,350)	(34,541)
Changes from contract transactions:				
Total unit transactions	(9,588)	(521)	(2,005)	(35,947)
Net increase (decrease) in assets derived from principal transactions	(9,588)	(521)	(2,005)	(35,947)
Total increase (decrease) in net assets	(11,214)	(228)	(8,355)	(70,488)
Net assets at December 31, 2011	$ 214,512	$ 9,729	$ 27,985	$ 988,331

The accompanying notes are an integral part of these financial statements.

137

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Mutual Global Discovery Fund - Class R
Net assets at January 1, 2010	$ 95,244	$ 13,948	$ 20,099	$ 3,353
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	952	67	150	35
Total realized gain (loss) on investments and capital gains distributions	1,354	(108)	219	(28)
Net unrealized appreciation (depreciation) of investments	10,629	4,383	2,184	350
Net increase (decrease) in net assets from operations	12,935	4,342	2,553	357
Changes from contract transactions:				
Total unit transactions	(1,930)	2,241	(644)	178
Net increase (decrease) in assets derived from principal transactions	(1,930)	2,241	(644)	178
Total increase (decrease) in net assets	11,005	6,583	1,909	535
Net assets at December 31, 2010	106,249	20,531	22,008	3,888
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,014	51	215	21
Total realized gain (loss) on investments and capital gains distributions	2,918	(131)	160	(115)
Net unrealized appreciation (depreciation) of investments	(2,840)	(2,083)	(1,133)	(56)
Net increase (decrease) in net assets from operations	1,092	(2,163)	(758)	(150)
Changes from contract transactions:				
Total unit transactions	(3,999)	(258)	(406)	(938)
Net increase (decrease) in assets derived from principal transactions	(3,999)	(258)	(406)	(938)
Total increase (decrease) in net assets	(2,907)	(2,421)	(1,164)	(1,088)
Net assets at December 31, 2011	$ 103,342	$ 18,110	$ 20,844	$ 2,800

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2	Fundamental Investors[SM], Inc. - Class R-3	Fundamental Investors[SM], Inc. - Class R-4
Net assets at January 1, 2010	$ 563	$ 86,667	$ 505	$ 21,781
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(5)	(105)	3	137
Total realized gain (loss) on investments and capital gains distributions	(52)	(1,773)	33	(164)
Net unrealized appreciation (depreciation) of investments	199	25,893	48	3,646
Net increase (decrease) in net assets from operations	142	24,015	84	3,619
Changes from contract transactions:				
Total unit transactions	(24)	9,250	204	6,528
Net increase (decrease) in assets derived from principal transactions	(24)	9,250	204	6,528
Total increase (decrease) in net assets	118	33,265	288	10,147
Net assets at December 31, 2010	681	119,932	793	31,928
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(6)	(186)	8	245
Total realized gain (loss) on investments and capital gains distributions	37	(1,827)	19	698
Net unrealized appreciation (depreciation) of investments	(68)	(3,581)	(53)	(1,960)
Net increase (decrease) in net assets from operations	(37)	(5,594)	(26)	(1,017)
Changes from contract transactions:				
Total unit transactions	29	(5,190)	326	1,440
Net increase (decrease) in assets derived from principal transactions	29	(5,190)	326	1,440
Total increase (decrease) in net assets	(8)	(10,784)	300	423
Net assets at December 31, 2011	$ 673	$ 109,148	$ 1,093	$ 32,351

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4
Net assets at January 1, 2010	$ 15,280	$ 277,112	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(5)	17	-	-
Total realized gain (loss) on investments and capital gains distributions	(328)	424	10	3
Net unrealized appreciation (depreciation) of investments	2,093	31,468	7	3
Net increase (decrease) in net assets from operations	1,760	31,909	17	6
Changes from contract transactions:				
Total unit transactions	540	4,612	173	40
Net increase (decrease) in assets derived from principal transactions	540	4,612	173	40
Total increase (decrease) in net assets	2,300	36,521	190	46
Net assets at December 31, 2010	17,580	313,633	190	46
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(47)	(819)	2	-
Total realized gain (loss) on investments and capital gains distributions	(448)	3,976	(11)	4
Net unrealized appreciation (depreciation) of investments	(440)	(20,172)	(37)	(1)
Net increase (decrease) in net assets from operations	(935)	(17,015)	(46)	3
Changes from contract transactions:				
Total unit transactions	(2,280)	(24,918)	29	(21)
Net increase (decrease) in assets derived from principal transactions	(2,280)	(24,918)	29	(21)
Total increase (decrease) in net assets	(3,215)	(41,933)	(17)	(18)
Net assets at December 31, 2011	$ 14,365	$ 271,700	$ 173	$ 28

The accompanying notes are an integral part of these financial statements.

140

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	The Income Fund of America® - Class R-3	ING Balanced Portfolio - Class I	ING Real Estate Fund - Class A	ING Value Choice Fund - Class A
Net assets at January 1, 2010	$ 1,778	$ 341,845	$ 1,611	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	58	5,923	31	-
Total realized gain (loss) on investments and capital gains distributions	(137)	(10,415)	(213)	-
Net unrealized appreciation (depreciation) of investments	269	45,719	595	-
Net increase (decrease) in net assets from operations	190	41,227	413	-
Changes from contract transactions:				
Total unit transactions	(26)	(35,487)	(53)	-
Net increase (decrease) in assets derived from principal transactions	(26)	(35,487)	(53)	-
Total increase (decrease) in net assets	164	5,740	360	-
Net assets at December 31, 2010	1,942	347,585	1,971	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	60	5,494	29	-
Total realized gain (loss) on investments and capital gains distributions	(28)	(5,218)	(24)	-
Net unrealized appreciation (depreciation) of investments	58	(7,468)	188	-
Net increase (decrease) in net assets from operations	90	(7,192)	193	-
Changes from contract transactions:				
Total unit transactions	89	(41,132)	(66)	3
Net increase (decrease) in assets derived from principal transactions	89	(41,132)	(66)	3
Total increase (decrease) in net assets	179	(48,324)	127	3
Net assets at December 31, 2011	$ 2,121	$ 299,261	$ 2,098	$ 3

The accompanying notes are an integral part of these financial statements.

141

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING GNMA Income Fund - Class A	ING Intermediate Bond Fund - Class A	ING Intermediate Bond Portfolio - Class I	ING Intermediate Bond Portfolio - Class S
Net assets at January 1, 2010	$ 4,826	$ 3,799	$ 378,989	$ 349
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	145	178	15,515	23
Total realized gain (loss) on investments and capital gains distributions	123	(67)	(7,111)	(3)
Net unrealized appreciation (depreciation) of investments	(40)	224	25,001	16
Net increase (decrease) in net assets from operations	228	335	33,405	36
Changes from contract transactions:				
Total unit transactions	(304)	(81)	(28,696)	126
Net increase (decrease) in assets derived from principal transactions	(304)	(81)	(28,696)	126
Total increase (decrease) in net assets	(76)	254	4,709	162
Net assets at December 31, 2010	4,750	4,053	383,698	511
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	151	136	13,746	37
Total realized gain (loss) on investments and capital gains distributions	51	(75)	(5,443)	(1)
Net unrealized appreciation (depreciation) of investments	93	183	15,698	4
Net increase (decrease) in net assets from operations	295	244	24,001	40
Changes from contract transactions:				
Total unit transactions	(208)	(941)	(20,766)	371
Net increase (decrease) in assets derived from principal transactions	(208)	(941)	(20,766)	371
Total increase (decrease) in net assets	87	(697)	3,235	411
Net assets at December 31, 2011	$ 4,837	$ 3,356	$ 386,933	$ 922

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Artio Foreign Portfolio - Service Class	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Adviser Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class
Net assets at January 1, 2010	$ 36,625	$ 9,719	$ -	$ 79,020
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(327)	(82)	-	(429)
Total realized gain (loss) on investments and capital gains distributions	(4,263)	(395)	-	(3,264)
Net unrealized appreciation (depreciation) of investments	6,190	1,056	-	13,099
Net increase (decrease) in net assets from operations	1,600	579	-	9,406
Changes from contract transactions:				
Total unit transactions	(5,637)	(223)	-	(3,709)
Net increase (decrease) in assets derived from principal transactions	(5,637)	(223)	-	(3,709)
Total increase (decrease) in net assets	(4,037)	356	-	5,697
Net assets at December 31, 2010	32,588	10,075	-	84,717
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	234	(32)	-	(376)
Total realized gain (loss) on investments and capital gains distributions	(4,044)	(154)	-	(3,154)
Net unrealized appreciation (depreciation) of investments	(2,699)	371	-	1,013
Net increase (decrease) in net assets from operations	(6,509)	185	-	(2,517)
Changes from contract transactions:				
Total unit transactions	(4,798)	1,034	74	(175)
Net increase (decrease) in assets derived from principal transactions	(4,798)	1,034	74	(175)
Total increase (decrease) in net assets	(11,307)	1,219	74	(2,692)
Net assets at December 31, 2011	$ 21,281	$ 11,294	$ 74	$ 82,025

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service 2 Class	ING Clarion Global Real Estate Portfolio - Adviser Class	ING Clarion Global Real Estate Portfolio - Institutional Class
Net assets at January 1, 2010	$ 158	$ 177	$ -	$ 50,442
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	(1)	-	4,305
Total realized gain (loss) on investments and capital gains distributions	24	(2)	-	(757)
Net unrealized appreciation (depreciation) of investments	(5)	24	-	4,316
Net increase (decrease) in net assets from operations	18	21	-	7,864
Changes from contract transactions:				
Total unit transactions	20	22	-	1,306
Net increase (decrease) in assets derived from principal transactions	20	22	-	1,306
Total increase (decrease) in net assets	38	43	-	9,170
Net assets at December 31, 2010	196	220	-	59,612
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	1,668
Total realized gain (loss) on investments and capital gains distributions	15	17	-	(638)
Net unrealized appreciation (depreciation) of investments	(63)	(22)	-	(4,725)
Net increase (decrease) in net assets from operations	(48)	(5)	-	(3,695)
Changes from contract transactions:				
Total unit transactions	403	46	2	(356)
Net increase (decrease) in assets derived from principal transactions	403	46	2	(356)
Total increase (decrease) in net assets	355	41	2	(4,051)
Net assets at December 31, 2011	$ 551	$ 261	$ 2	$ 55,561

The accompanying notes are an integral part of these financial statements.

144

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Adviser Class	ING Clarion Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Service Class	ING Core Growth and Income Portfolio - Service Class
Net assets at January 1, 2010	$ -	$ 1,315	$ 26,610	$ 13,120
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	43	860	(114)
Total realized gain (loss) on investments and capital gains distributions	-	196	(4,332)	(872)
Net unrealized appreciation (depreciation) of investments	-	78	11,063	2,984
Net increase (decrease) in net assets from operations	-	317	7,591	1,998
Changes from contract transactions:				
Total unit transactions	-	292	7,058	6,557
Net increase (decrease) in assets derived from principal transactions	-	292	7,058	6,557
Total increase (decrease) in net assets	-	609	14,649	8,555
Net assets at December 31, 2010	-	1,924	41,259	21,675
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	25	218	171
Total realized gain (loss) on investments and capital gains distributions	-	8	(2,248)	633
Net unrealized appreciation (depreciation) of investments	1	(32)	5,563	(2,702)
Net increase (decrease) in net assets from operations	1	1	3,533	(1,898)
Changes from contract transactions:				
Total unit transactions	17	232	3,217	(19,777)
Net increase (decrease) in assets derived from principal transactions	17	232	3,217	(19,777)
Total increase (decrease) in net assets	18	233	6,750	(21,675)
Net assets at December 31, 2011	$ 18	$ 2,157	$ 48,009	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Institutional Class
Net assets at January 1, 2010	$ 41,611	$ -	$ -	$ 27
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(354)	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(231)	-	-	-
Net unrealized appreciation (depreciation) of investments	13,243	-	-	6
Net increase (decrease) in net assets from operations	12,658	-	-	6
Changes from contract transactions:				
Total unit transactions	10,289	-	-	-
Net increase (decrease) in assets derived from principal transactions	10,289	-	-	-
Total increase (decrease) in net assets	22,947	-	-	6
Net assets at December 31, 2010	64,558	-	-	33
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(427)	-	-	-
Total realized gain (loss) on investments and capital gains distributions	560	-	-	-
Net unrealized appreciation (depreciation) of investments	(8,253)	(2)	-	(3)
Net increase (decrease) in net assets from operations	(8,120)	(2)	-	(3)
Changes from contract transactions:				
Total unit transactions	7,660	14	2	-
Net increase (decrease) in assets derived from principal transactions	7,660	14	2	-
Total increase (decrease) in net assets	(460)	12	2	(3)
Net assets at December 31, 2011	$ 64,098	$ 12	$ 2	$ 30

The accompanying notes are an integral part of these financial statements.

146

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Net assets at January 1, 2010	$ 107,768	$ 18,265	$ 421	$ 36,901
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(30)	(119)	1	(87)
Total realized gain (loss) on investments and capital gains distributions	(2,227)	(1,307)	123	2,401
Net unrealized appreciation (depreciation) of investments	23,964	3,672	(67)	3,861
Net increase (decrease) in net assets from operations	21,707	2,246	57	6,175
Changes from contract transactions:				
Total unit transactions	3,938	1,255	(73)	(2,528)
Net increase (decrease) in assets derived from principal transactions	3,938	1,255	(73)	(2,528)
Total increase (decrease) in net assets	25,645	3,501	(16)	3,647
Net assets at December 31, 2010	133,413	21,766	405	40,548
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(586)	76	2	46
Total realized gain (loss) on investments and capital gains distributions	(2,422)	(1,313)	20	161
Net unrealized appreciation (depreciation) of investments	(11,822)	746	(91)	(7,213)
Net increase (decrease) in net assets from operations	(14,830)	(491)	(69)	(7,006)
Changes from contract transactions:				
Total unit transactions	3,708	(1,374)	(50)	(4,640)
Net increase (decrease) in assets derived from principal transactions	3,708	(1,374)	(50)	(4,640)
Total increase (decrease) in net assets	(11,122)	(1,865)	(119)	(11,646)
Net assets at December 31, 2011	$ 122,291	$ 19,901	$ 286	$ 28,902

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Adviser Class
Net assets at January 1, 2010	$ 30,187	$ -	$ 3,617	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(148)	-	(26)	-
Total realized gain (loss) on investments and capital gains distributions	1,051	-	(274)	-
Net unrealized appreciation (depreciation) of investments	4,289	-	1,432	-
Net increase (decrease) in net assets from operations	5,192	-	1,132	-
Changes from contract transactions:				
Total unit transactions	(1,659)	-	1,805	-
Net increase (decrease) in assets derived from principal transactions	(1,659)	-	1,805	-
Total increase (decrease) in net assets	3,533	-	2,937	-
Net assets at December 31, 2010	33,720	-	6,554	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(50)	-	(33)	-
Total realized gain (loss) on investments and capital gains distributions	(611)	-	87	7
Net unrealized appreciation (depreciation) of investments	(5,305)	1	(223)	(7)
Net increase (decrease) in net assets from operations	(5,966)	1	(169)	-
Changes from contract transactions:				
Total unit transactions	(3,860)	8	2,329	113
Net increase (decrease) in assets derived from principal transactions	(3,860)	8	2,329	113
Total increase (decrease) in net assets	(9,826)	9	2,160	113
Net assets at December 31, 2011	$ 23,894	$ 9	$ 8,714	$ 113

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Growth Portfolio - Service Class	ING Large Cap Value Portfolio - Institutional Class	ING Large Cap Value Portfolio - Service Class
Net assets at January 1, 2010	$ -	$ 378	$ 124,824	$ 3
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(2)	2,107	-
Total realized gain (loss) on investments and capital gains distributions	-	74	(5,026)	-
Net unrealized appreciation (depreciation) of investments	-	298	24,432	-
Net increase (decrease) in net assets from operations	-	370	21,513	-
Changes from contract transactions:				
Total unit transactions	-	2,504	(8,709)	-
Net increase (decrease) in assets derived from principal transactions	-	2,504	(8,709)	-
Total increase (decrease) in net assets	-	2,874	12,804	-
Net assets at December 31, 2010	-	3,252	137,628	3
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(799)	(3)	261	4
Total realized gain (loss) on investments and capital gains distributions	8,067	397	(4,607)	(2)
Net unrealized appreciation (depreciation) of investments	(6,976)	(374)	8,059	4
Net increase (decrease) in net assets from operations	292	20	3,713	6
Changes from contract transactions:				
Total unit transactions	132,730	(3,006)	70,971	812
Net increase (decrease) in assets derived from principal transactions	132,730	(3,006)	70,971	812
Total increase (decrease) in net assets	133,022	(2,986)	74,684	818
Net assets at December 31, 2011	$ 133,022	$ 266	$ 212,312	$ 821

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Lord Abbett Growth and Income Portfolio - Institutional Class	ING Lord Abbett Growth and Income Portfolio - Service Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico Growth Portfolio - Service Class
Net assets at January 1, 2010	$ 79,642	$ 668	$ 7,384	$ 337
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(98)	-	(15)	(1)
Total realized gain (loss) on investments and capital gains distributions	(5,047)	(30)	(276)	(4)
Net unrealized appreciation (depreciation) of investments	17,548	142	1,675	85
Net increase (decrease) in net assets from operations	12,403	112	1,384	80
Changes from contract transactions:				
Total unit transactions	(3,534)	27	410	105
Net increase (decrease) in assets derived from principal transactions	(3,534)	27	410	105
Total increase (decrease) in net assets	8,869	139	1,794	185
Net assets at December 31, 2010	88,511	807	9,178	522
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	179	-	(44)	(2)
Total realized gain (loss) on investments and capital gains distributions	(15,224)	(61)	(27)	10
Net unrealized appreciation (depreciation) of investments	17,088	81	(157)	(20)
Net increase (decrease) in net assets from operations	2,043	20	(228)	(12)
Changes from contract transactions:				
Total unit transactions	(90,554)	(827)	(151)	60
Net increase (decrease) in assets derived from principal transactions	(90,554)	(827)	(151)	60
Total increase (decrease) in net assets	(88,511)	(807)	(379)	48
Net assets at December 31, 2011	$ -	$ -	$ 8,799	$ 570

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING MFS Total Return Portfolio - Adviser Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class
Net assets at January 1, 2010	$ 896	$ 58,354	$ 25,683	$ 34,116
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	(303)	(152)	615
Total realized gain (loss) on investments and capital gains distributions	(11)	(1,760)	(1,270)	(1,630)
Net unrealized appreciation (depreciation) of investments	97	7,173	3,542	5,171
Net increase (decrease) in net assets from operations	87	5,110	2,120	4,156
Changes from contract transactions:				
Total unit transactions	87	(3,355)	(1,869)	(526)
Net increase (decrease) in assets derived from principal transactions	87	(3,355)	(1,869)	(526)
Total increase (decrease) in net assets	174	1,755	251	3,630
Net assets at December 31, 2010	1,070	60,109	25,934	37,746
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	24	986	352	1,076
Total realized gain (loss) on investments and capital gains distributions	(22)	(1,658)	(606)	(916)
Net unrealized appreciation (depreciation) of investments	4	1,199	399	1,806
Net increase (decrease) in net assets from operations	6	527	145	1,966
Changes from contract transactions:				
Total unit transactions	44	(5,032)	(1,193)	2,837
Net increase (decrease) in assets derived from principal transactions	44	(5,032)	(1,193)	2,837
Total increase (decrease) in net assets	50	(4,505)	(1,048)	4,803
Net assets at December 31, 2011	$ 1,120	$ 55,604	$ 24,886	$ 42,549

The accompanying notes are an integral part of these financial statements.

151

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Morgan Stanley Global Franchise Portfolio - Adviser Class	ING PIMCO High Yield Portfolio - Adviser Class	ING PIMCO High Yield Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Service Class
Net assets at January 1, 2010	$ -	$ -	$ 3,426	$ 12,663
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	327	1,054
Total realized gain (loss) on investments and capital gains distributions	-	-	339	98
Net unrealized appreciation (depreciation) of investments	-	-	(77)	816
Net increase (decrease) in net assets from operations	-	-	589	1,968
Changes from contract transactions:				
Total unit transactions	-	-	2,843	6,092
Net increase (decrease) in assets derived from principal transactions	-	-	2,843	6,092
Total increase (decrease) in net assets	-	-	3,432	8,060
Net assets at December 31, 2010	-	-	6,858	20,723
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	1	580	1,363
Total realized gain (loss) on investments and capital gains distributions	-	-	129	1,382
Net unrealized appreciation (depreciation) of investments	1	-	(438)	(2,027)
Net increase (decrease) in net assets from operations	1	1	271	718
Changes from contract transactions:				
Total unit transactions	14	28	2,971	2,166
Net increase (decrease) in assets derived from principal transactions	14	28	2,971	2,166
Total increase (decrease) in net assets	15	29	3,242	2,884
Net assets at December 31, 2011	$ 15	$ 29	$ 10,100	$ 23,607

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2010	$ 15,047	$ 353	$ 83,867	$ 342
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	119	2	210	1
Total realized gain (loss) on investments and capital gains distributions	(533)	(8)	(2,637)	(16)
Net unrealized appreciation (depreciation) of investments	2,908	66	16,329	75
Net increase (decrease) in net assets from operations	2,494	60	13,902	60
Changes from contract transactions:				
Total unit transactions	3,061	60	(3,813)	(12)
Net increase (decrease) in assets derived from principal transactions	3,061	60	(3,813)	(12)
Total increase (decrease) in net assets	5,555	120	10,089	48
Net assets at December 31, 2010	20,602	473	93,956	390
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	186	1	548	2
Total realized gain (loss) on investments and capital gains distributions	(427)	50	(2,171)	4
Net unrealized appreciation (depreciation) of investments	(844)	(90)	(3,502)	(34)
Net increase (decrease) in net assets from operations	(1,085)	(39)	(5,125)	(28)
Changes from contract transactions:				
Total unit transactions	244	(163)	(7,881)	(3)
Net increase (decrease) in assets derived from principal transactions	244	(163)	(7,881)	(3)
Total increase (decrease) in net assets	(841)	(202)	(13,006)	(31)
Net assets at December 31, 2011	$ 19,761	$ 271	$ 80,950	$ 359

The accompanying notes are an integral part of these financial statements.

153

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Net assets at January 1, 2010	$ -	$ 257,927	$ 1,389	$ 110,806
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	2,665	13	774
Total realized gain (loss) on investments and capital gains distributions	-	(2,355)	(182)	(8,294)
Net unrealized appreciation (depreciation) of investments	-	38,194	340	20,675
Net increase (decrease) in net assets from operations	-	38,504	171	13,155
Changes from contract transactions:				
Total unit transactions	-	56,411	(206)	(17,747)
Net increase (decrease) in assets derived from principal transactions	-	56,411	(206)	(17,747)
Total increase (decrease) in net assets	-	94,915	(35)	(4,592)
Net assets at December 31, 2010	-	352,842	1,354	106,214
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2	4,088	21	1,247
Total realized gain (loss) on investments and capital gains distributions	(2)	(1,771)	(43)	(2,334)
Net unrealized appreciation (depreciation) of investments	(5)	4,615	(5)	(563)
Net increase (decrease) in net assets from operations	(5)	6,932	(27)	(1,650)
Changes from contract transactions:				
Total unit transactions	151	36,323	120	(4,394)
Net increase (decrease) in assets derived from principal transactions	151	36,323	120	(4,394)
Total increase (decrease) in net assets	146	43,255	93	(6,044)
Net assets at December 31, 2011	$ 146	$ 396,097	$ 1,447	$ 100,170

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING T. Rowe Price International Stock Portfolio - Adviser Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class
Net assets at January 1, 2010	$ 175	$ 8,576	$ 738	$ 3,525
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	39	6	17
Total realized gain (loss) on investments and capital gains distributions	2	(1,557)	(66)	(356)
Net unrealized appreciation (depreciation) of investments	9	2,407	107	564
Net increase (decrease) in net assets from operations	12	889	47	225
Changes from contract transactions:				
Total unit transactions	(106)	(1,363)	(50)	(57)
Net increase (decrease) in assets derived from principal transactions	(106)	(1,363)	(50)	(57)
Total increase (decrease) in net assets	(94)	(474)	(3)	168
Net assets at December 31, 2010	81	8,102	735	3,693
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	197	7	26
Total realized gain (loss) on investments and capital gains distributions	-	(539)	(39)	(194)
Net unrealized appreciation (depreciation) of investments	(16)	(697)	(15)	(177)
Net increase (decrease) in net assets from operations	(13)	(1,039)	(47)	(345)
Changes from contract transactions:				
Total unit transactions	15	(191)	21	477
Net increase (decrease) in assets derived from principal transactions	15	(191)	21	477
Total increase (decrease) in net assets	2	(1,230)	(26)	132
Net assets at December 31, 2011	$ 83	$ 6,872	$ 709	$ 3,825

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING U.S. Stock Index Portfolio - Institutional Class	ING Money Market Portfolio - Class I	ING Global Real Estate Fund - Class A	ING International Capital Appreciation Fund - Class I
Net assets at January 1, 2010	$ 3,952	$ 403,501	$ 24	$ 3
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	83	(2,966)	1	-
Total realized gain (loss) on investments and capital gains distributions	(35)	840	-	-
Net unrealized appreciation (depreciation) of investments	723	-	5	1
Net increase (decrease) in net assets from operations	771	(2,126)	6	1
Changes from contract transactions:				
Total unit transactions	1,298	(58,815)	18	7
Net increase (decrease) in assets derived from principal transactions	1,298	(58,815)	18	7
Total increase (decrease) in net assets	2,069	(60,941)	24	8
Net assets at December 31, 2010	6,021	342,560	48	11
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	128	(2,702)	2	-
Total realized gain (loss) on investments and capital gains distributions	262	57	-	2
Net unrealized appreciation (depreciation) of investments	(303)	-	(6)	(2)
Net increase (decrease) in net assets from operations	87	(2,645)	(4)	-
Changes from contract transactions:				
Total unit transactions	762	1,989	19	(9)
Net increase (decrease) in assets derived from principal transactions	762	1,989	19	(9)
Total increase (decrease) in net assets	849	(656)	15	(9)
Net assets at December 31, 2011	$ 6,870	$ 341,904	$ 63	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING International SmallCap Multi-Manager Fund - Class A	ING American Century Small-Mid Cap Value Portfolio - Adviser Class	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING American Century Small-Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2010	$ 1,642	$ 52	$ -	$ 35,995
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	1	-	117
Total realized gain (loss) on investments and capital gains distributions	(353)	(1)	-	(1,193)
Net unrealized appreciation (depreciation) of investments	709	13	-	8,757
Net increase (decrease) in net assets from operations	359	13	-	7,681
Changes from contract transactions:				
Total unit transactions	(235)	11	-	2,294
Net increase (decrease) in assets derived from principal transactions	(235)	11	-	2,294
Total increase (decrease) in net assets	124	24	-	9,975
Net assets at December 31, 2010	1,766	76	-	45,970
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	17	1	-	147
Total realized gain (loss) on investments and capital gains distributions	(116)	1	-	(248)
Net unrealized appreciation (depreciation) of investments	(150)	(7)	-	(1,622)
Net increase (decrease) in net assets from operations	(249)	(5)	-	(1,723)
Changes from contract transactions:				
Total unit transactions	(383)	39	5	(241)
Net increase (decrease) in assets derived from principal transactions	(383)	39	5	(241)
Total increase (decrease) in net assets	(632)	34	5	(1,964)
Net assets at December 31, 2011	$ 1,134	$ 110	$ 5	$ 44,006

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Adviser Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Adviser Class	ING Columbia Small Cap Value II Portfolio - Service Class
Net assets at January 1, 2010	$ 947	$ 100,316	$ 21	$ 1,441
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(4)	(890)	-	7
Total realized gain (loss) on investments and capital gains distributions	(5)	1,891	-	(51)
Net unrealized appreciation (depreciation) of investments	258	23,742	5	459
Net increase (decrease) in net assets from operations	249	24,743	5	415
Changes from contract transactions:				
Total unit transactions	51	(2,688)	-	511
Net increase (decrease) in assets derived from principal transactions	51	(2,688)	-	511
Total increase (decrease) in net assets	300	22,055	5	926
Net assets at December 31, 2010	1,247	122,371	26	2,367
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(4)	(1,037)	-	(17)
Total realized gain (loss) on investments and capital gains distributions	15	3,341	11	362
Net unrealized appreciation (depreciation) of investments	5	(906)	(32)	(528)
Net increase (decrease) in net assets from operations	16	1,398	(21)	(183)
Changes from contract transactions:				
Total unit transactions	(30)	(2,162)	229	909
Net increase (decrease) in assets derived from principal transactions	(30)	(2,162)	229	909
Total increase (decrease) in net assets	(14)	(764)	208	726
Net assets at December 31, 2011	$ 1,233	$ 121,607	$ 234	$ 3,093

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING Fidelity® VIP Mid Cap Portfolio - Service Class	ING Global Bond Portfolio - Adviser Class	ING Global Bond Portfolio - Initial Class
Net assets at January 1, 2010	$ 12,781	$ 9,850	$ 239	$ 132,935
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(68)	4	11	3,095
Total realized gain (loss) on investments and capital gains distributions	(298)	(476)	16	2,370
Net unrealized appreciation (depreciation) of investments	1,759	3,355	21	14,145
Net increase (decrease) in net assets from operations	1,393	2,883	48	19,610
Changes from contract transactions:				
Total unit transactions	266	1,366	184	2,143
Net increase (decrease) in assets derived from principal transactions	266	1,366	184	2,143
Total increase (decrease) in net assets	1,659	4,249	232	21,753
Net assets at December 31, 2010	14,440	14,099	471	154,688
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	5	(44)	31	10,292
Total realized gain (loss) on investments and capital gains distributions	(365)	(520)	14	3,762
Net unrealized appreciation (depreciation) of investments	(397)	(891)	(33)	(9,911)
Net increase (decrease) in net assets from operations	(757)	(1,455)	12	4,143
Changes from contract transactions:				
Total unit transactions	(1,768)	(4,674)	(70)	(3,294)
Net increase (decrease) in assets derived from principal transactions	(1,768)	(4,674)	(70)	(3,294)
Total increase (decrease) in net assets	(2,525)	(6,129)	(58)	849
Net assets at December 31, 2011	$ 11,915	$ 7,970	$ 413	$ 155,537

The accompanying notes are an integral part of these financial statements.

159

Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Global Bond Portfolio - Service Class	ING Index Solution 2015 Portfolio - Initial Class	ING Index Solution 2015 Portfolio - Service Class	ING Index Solution 2015 Portfolio - Service 2 Class
Net assets at January 1, 2010	$ 609	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	18	-	-	(2)
Total realized gain (loss) on investments and capital gains distributions	6	-	-	(1)
Net unrealized appreciation (depreciation) of investments	78	-	3	31
Net increase (decrease) in net assets from operations	102	-	3	28
Changes from contract transactions:				
Total unit transactions	366	-	52	659
Net increase (decrease) in assets derived from principal transactions	366	-	52	659
Total increase (decrease) in net assets	468	-	55	687
Net assets at December 31, 2010	1,077	-	55	687
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	100	-	2	10
Total realized gain (loss) on investments and capital gains distributions	119	-	5	28
Net unrealized appreciation (depreciation) of investments	(194)	-	5	(42)
Net increase (decrease) in net assets from operations	25	-	12	(4)
Changes from contract transactions:				
Total unit transactions	(211)	11	485	115
Net increase (decrease) in assets derived from principal transactions	(211)	11	485	115
Total increase (decrease) in net assets	(186)	11	497	111
Net assets at December 31, 2011	$ 891	$ 11	$ 552	$ 798

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Index Solution 2025 Portfolio - Initial Class	ING Index Solution 2025 Portfolio - Service Class	ING Index Solution 2025 Portfolio - Service 2 Class	ING Index Solution 2035 Portfolio - Initial Class
Net assets at January 1, 2010	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	(5)	-
Total realized gain (loss) on investments and capital gains distributions	-	-	(11)	-
Net unrealized appreciation (depreciation) of investments	-	1	110	-
Net increase (decrease) in net assets from operations	-	1	94	-
Changes from contract transactions:				
Total unit transactions	-	27	1,425	-
Net increase (decrease) in assets derived from principal transactions	-	27	1,425	-
Total increase (decrease) in net assets	-	28	1,519	-
Net assets at December 31, 2010	-	28	1,519	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	2	17	-
Total realized gain (loss) on investments and capital gains distributions	-	(2)	90	-
Net unrealized appreciation (depreciation) of investments	2	(5)	(170)	1
Net increase (decrease) in net assets from operations	2	(5)	(63)	1
Changes from contract transactions:				
Total unit transactions	76	26	547	41
Net increase (decrease) in assets derived from principal transactions	76	26	547	41
Total increase (decrease) in net assets	78	21	484	42
Net assets at December 31, 2011	$ 78	$ 49	$ 2,003	$ 42

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Index Solution 2035 Portfolio - Service Class	ING Index Solution 2035 Portfolio - Service 2 Class	ING Index Solution 2045 Portfolio - Initial Class	ING Index Solution 2045 Portfolio - Service Class
Net assets at January 1, 2010	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(5)	-	-
Total realized gain (loss) on investments and capital gains distributions	-	(2)	-	-
Net unrealized appreciation (depreciation) of investments	1	99	-	-
Net increase (decrease) in net assets from operations	1	92	-	-
Changes from contract transactions:				
Total unit transactions	21	991	-	1
Net increase (decrease) in assets derived from principal transactions	21	991	-	1
Total increase (decrease) in net assets	22	1,083	-	1
Net assets at December 31, 2010	22	1,083	-	1
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	9	-	-
Total realized gain (loss) on investments and capital gains distributions	7	67	-	1
Net unrealized appreciation (depreciation) of investments	(10)	(151)	-	(2)
Net increase (decrease) in net assets from operations	(2)	(75)	-	(1)
Changes from contract transactions:				
Total unit transactions	60	549	17	19
Net increase (decrease) in assets derived from principal transactions	60	549	17	19
Total increase (decrease) in net assets	58	474	17	18
Net assets at December 31, 2011	$ 80	$ 1,557	$ 17	$ 19

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Index Solution 2045 Portfolio - Service 2 Class	ING Index Solution 2055 Portfolio - Initial Class	ING Index Solution 2055 Portfolio - Service Class	ING Index Solution 2055 Portfolio - Service 2 Class
Net assets at January 1, 2010	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1	-	-	-
Net unrealized appreciation (depreciation) of investments	58	-	-	-
Net increase (decrease) in net assets from operations	57	-	-	-
Changes from contract transactions:				
Total unit transactions	527	-	3	-
Net increase (decrease) in assets derived from principal transactions	527	-	3	-
Total increase (decrease) in net assets	584	-	3	-
Net assets at December 31, 2010	584	-	3	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	-	-	-
Total realized gain (loss) on investments and capital gains distributions	31	-	-	-
Net unrealized appreciation (depreciation) of investments	(84)	-	(2)	(4)
Net increase (decrease) in net assets from operations	(50)	-	(2)	(4)
Changes from contract transactions:				
Total unit transactions	389	-	63	57
Net increase (decrease) in assets derived from principal transactions	389	-	63	57
Total increase (decrease) in net assets	339	-	61	53
Net assets at December 31, 2011	$ 923	$ -	$ 64	$ 53

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Index Solution Income Portfolio - Service Class	ING Index Solution Income Portfolio - Service 2 Class	ING Invesco Van Kampen Comstock Portfolio - Adviser Class	ING Invesco Van Kampen Comstock Portfolio - Service Class
Net assets at January 1, 2010	$ -	$ -	$ 284	$ 51,283
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	2	181
Total realized gain (loss) on investments and capital gains distributions	-	-	(14)	(2,635)
Net unrealized appreciation (depreciation) of investments	-	5	50	9,044
Net increase (decrease) in net assets from operations	-	5	38	6,590
Changes from contract transactions:				
Total unit transactions	-	155	(15)	(5,324)
Net increase (decrease) in assets derived from principal transactions	-	155	(15)	(5,324)
Total increase (decrease) in net assets	-	160	23	1,266
Net assets at December 31, 2010	-	160	307	52,549
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	3	3	186
Total realized gain (loss) on investments and capital gains distributions	(1)	5	(6)	(1,187)
Net unrealized appreciation (depreciation) of investments	1	(6)	(6)	(596)
Net increase (decrease) in net assets from operations	-	2	(9)	(1,597)
Changes from contract transactions:				
Total unit transactions	645	24	(1)	(4,283)
Net increase (decrease) in assets derived from principal transactions	645	24	(1)	(4,283)
Total increase (decrease) in net assets	645	26	(10)	(5,880)
Net assets at December 31, 2011	$ 645	$ 186	$ 297	$ 46,669

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Adviser Class
Net assets at January 1, 2010	$ 492	$ 240,779	$ 149	$ 292
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	5	2,158	1	1
Total realized gain (loss) on investments and capital gains distributions	(7)	(800)	(4)	(9)
Net unrealized appreciation (depreciation) of investments	54	24,220	22	75
Net increase (decrease) in net assets from operations	52	25,578	19	67
Changes from contract transactions:				
Total unit transactions	(21)	(16,616)	46	19
Net increase (decrease) in assets derived from principal transactions	(21)	(16,616)	46	19
Total increase (decrease) in net assets	31	8,962	65	86
Net assets at December 31, 2010	523	249,741	214	378
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	10	3,047	3	1
Total realized gain (loss) on investments and capital gains distributions	(4)	1,008	-	(3)
Net unrealized appreciation (depreciation) of investments	(27)	(8,770)	(6)	10
Net increase (decrease) in net assets from operations	(21)	(4,715)	(3)	8
Changes from contract transactions:				
Total unit transactions	147	(16,193)	18	(78)
Net increase (decrease) in assets derived from principal transactions	147	(16,193)	18	(78)
Total increase (decrease) in net assets	126	(20,908)	15	(70)
Net assets at December 31, 2011	$ 649	$ 228,833	$ 229	$ 308

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class
Net assets at January 1, 2010	$ 26,549	$ 109	$ 102,928	$ 151
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(56)	-	(1,074)	(1)
Total realized gain (loss) on investments and capital gains distributions	(708)	10	(1,782)	(4)
Net unrealized appreciation (depreciation) of investments	6,399	7	25,422	41
Net increase (decrease) in net assets from operations	5,635	17	22,566	36
Changes from contract transactions:				
Total unit transactions	(1,232)	(35)	(6,335)	7
Net increase (decrease) in assets derived from principal transactions	(1,232)	(35)	(6,335)	7
Total increase (decrease) in net assets	4,403	(18)	16,231	43
Net assets at December 31, 2010	30,952	91	119,159	194
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(46)	-	343	-
Total realized gain (loss) on investments and capital gains distributions	(126)	35	28,377	36
Net unrealized appreciation (depreciation) of investments	404	(33)	(26,928)	(33)
Net increase (decrease) in net assets from operations	232	2	1,792	3
Changes from contract transactions:				
Total unit transactions	(501)	(93)	(120,951)	(197)
Net increase (decrease) in assets derived from principal transactions	(501)	(93)	(120,951)	(197)
Total increase (decrease) in net assets	(269)	(91)	(119,159)	(194)
Net assets at December 31, 2011	$ 30,683	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Adviser Class
Net assets at January 1, 2010	$ 383	$ 549,793	$ 486	$ 1,215
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	5	3,605	3	49
Total realized gain (loss) on investments and capital gains distributions	(13)	1,619	(24)	29
Net unrealized appreciation (depreciation) of investments	69	72,360	102	15
Net increase (decrease) in net assets from operations	61	77,584	81	93
Changes from contract transactions:				
Total unit transactions	39	(36,008)	80	683
Net increase (decrease) in assets derived from principal transactions	39	(36,008)	80	683
Total increase (decrease) in net assets	100	41,576	161	776
Net assets at December 31, 2010	483	591,369	647	1,991
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4	2,744	2	58
Total realized gain (loss) on investments and capital gains distributions	(1)	6,978	(18)	122
Net unrealized appreciation (depreciation) of investments	(55)	(59,637)	(50)	(125)
Net increase (decrease) in net assets from operations	(52)	(49,915)	(66)	55
Changes from contract transactions:				
Total unit transactions	84	(43,005)	57	532
Net increase (decrease) in assets derived from principal transactions	84	(43,005)	57	532
Total increase (decrease) in net assets	32	(92,920)	(9)	587
Net assets at December 31, 2011	$ 515	$ 498,449	$ 638	$ 2,578

The accompanying notes are an integral part of these financial statements.

167

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Service Class
Net assets at January 1, 2010	$ -	$ 175,181	13,508	$ 181
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	4,919	811	12
Total realized gain (loss) on investments and capital gains distributions	-	2,286	674	(2)
Net unrealized appreciation (depreciation) of investments	-	4,972	1,095	38
Net increase (decrease) in net assets from operations	-	12,177	2,580	48
Changes from contract transactions:				
Total unit transactions	-	40,293	1,813	141
Net increase (decrease) in assets derived from principal transactions	-	40,293	1,813	141
Total increase (decrease) in net assets	-	52,470	4,393	189
Net assets at December 31, 2010	-	227,651	17,901	370
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	4,628	961	17
Total realized gain (loss) on investments and capital gains distributions	-	9,270	1,559	21
Net unrealized appreciation (depreciation) of investments	1	(8,822)	(3,116)	(47)
Net increase (decrease) in net assets from operations	1	5,076	(596)	(9)
Changes from contract transactions:				
Total unit transactions	77	201	1,886	32
Net increase (decrease) in assets derived from principal transactions	77	201	1,886	32
Total increase (decrease) in net assets	78	5,277	1,290	23
Net assets at December 31, 2011	$ 78	$ 232,928	$ 19,191	$ 393

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2015 Portfolio - Service 2 Class	ING Solution 2025 Portfolio - Adviser Class
Net assets at January 1, 2010	$ 14,444	$ 44,359	$ -	$ 18,118
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(19)	785	287	(28)
Total realized gain (loss) on investments and capital gains distributions	(345)	(546)	(124)	(889)
Net unrealized appreciation (depreciation) of investments	1,144	5,093	461	2,000
Net increase (decrease) in net assets from operations	780	5,332	624	1,083
Changes from contract transactions:				
Total unit transactions	(14,712)	9,063	14,114	(18,850)
Net increase (decrease) in assets derived from principal transactions	(14,712)	9,063	14,114	(18,850)
Total increase (decrease) in net assets	(13,932)	14,395	14,738	(17,767)
Net assets at December 31, 2010	512	58,754	14,738	351
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	17	1,410	396	6
Total realized gain (loss) on investments and capital gains distributions	1	(826)	39	3
Net unrealized appreciation (depreciation) of investments	(18)	(1,509)	(645)	(22)
Net increase (decrease) in net assets from operations	-	(925)	(210)	(13)
Changes from contract transactions:				
Total unit transactions	293	2,499	(616)	49
Net increase (decrease) in assets derived from principal transactions	293	2,499	(616)	49
Total increase (decrease) in net assets	293	1,574	(826)	36
Net assets at December 31, 2011	$ 805	$ 60,328	$ 13,912	$ 387

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2025 Portfolio - Service 2 Class	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Service Class
Net assets at January 1, 2010	$ 64,506	$ -	$ 16,062	$ 52,312
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	597	257	(26)	256
Total realized gain (loss) on investments and capital gains distributions	(597)	(146)	(684)	(581)
Net unrealized appreciation (depreciation) of investments	9,508	1,103	1,721	8,454
Net increase (decrease) in net assets from operations	9,508	1,214	1,011	8,129
Changes from contract transactions:				
Total unit transactions	12,525	18,994	(16,694)	9,561
Net increase (decrease) in assets derived from principal transactions	12,525	18,994	(16,694)	9,561
Total increase (decrease) in net assets	22,033	20,208	(15,683)	17,690
Net assets at December 31, 2010	86,539	20,208	379	70,002
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,193	334	3	583
Total realized gain (loss) on investments and capital gains distributions	(733)	31	17	(623)
Net unrealized appreciation (depreciation) of investments	(4,269)	(1,199)	(32)	(4,132)
Net increase (decrease) in net assets from operations	(3,809)	(834)	(12)	(4,172)
Changes from contract transactions:				
Total unit transactions	9,476	301	(29)	10,637
Net increase (decrease) in assets derived from principal transactions	9,476	301	(29)	10,637
Total increase (decrease) in net assets	5,667	(533)	(41)	6,465
Net assets at December 31, 2011	$ 92,206	$ 19,675	$ 338	$ 76,467

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service 2 Class	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Service Class	ING Solution 2045 Portfolio - Service 2 Class
Net assets at January 1, 2010	$ -	$ 11,165	$ 36,075	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	167	(16)	44	95
Total realized gain (loss) on investments and capital gains distributions	(153)	(642)	(480)	(41)
Net unrealized appreciation (depreciation) of investments	1,097	1,370	6,501	992
Net increase (decrease) in net assets from operations	1,111	712	6,065	1,046
Changes from contract transactions:				
Total unit transactions	16,043	(11,797)	7,818	12,844
Net increase (decrease) in assets derived from principal transactions	16,043	(11,797)	7,818	12,844
Total increase (decrease) in net assets	17,154	(11,085)	13,883	13,890
Net assets at December 31, 2010	17,154	80	49,958	13,890
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	186	1	203	107
Total realized gain (loss) on investments and capital gains distributions	60	(1)	(452)	71
Net unrealized appreciation (depreciation) of investments	(1,232)	(12)	(3,077)	(1,028)
Net increase (decrease) in net assets from operations	(986)	(12)	(3,326)	(850)
Changes from contract transactions:				
Total unit transactions	296	47	8,740	343
Net increase (decrease) in assets derived from principal transactions	296	47	8,740	343
Total increase (decrease) in net assets	(690)	35	5,414	(507)
Net assets at December 31, 2011	$ 16,464	$ 115	$ 55,372	$ 13,383

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Solution 2055 Portfolio - Service Class	ING Solution 2055 Portfolio - Service 2 Class	ING Solution Growth Portfolio - Service Class	ING Solution Income Portfolio - Adviser Class
Net assets at January 1, 2010	$ -	$ -	$ 737	$ 8,576
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	3	15
Total realized gain (loss) on investments and capital gains distributions	1	-	23	(259)
Net unrealized appreciation (depreciation) of investments	13	18	94	622
Net increase (decrease) in net assets from operations	14	18	120	378
Changes from contract transactions:				
Total unit transactions	208	156	389	(7,956)
Net increase (decrease) in assets derived from principal transactions	208	156	389	(7,956)
Total increase (decrease) in net assets	222	174	509	(7,578)
Net assets at December 31, 2010	222	174	1,246	998
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(4)	-	(10)	11
Total realized gain (loss) on investments and capital gains distributions	(36)	8	84	81
Net unrealized appreciation (depreciation) of investments	(22)	(25)	(145)	(75)
Net increase (decrease) in net assets from operations	(62)	(17)	(71)	17
Changes from contract transactions:				
Total unit transactions	1,254	102	600	(712)
Net increase (decrease) in assets derived from principal transactions	1,254	102	600	(712)
Total increase (decrease) in net assets	1,192	85	529	(695)
Net assets at December 31, 2011	$ 1,414	$ 259	$ 1,775	$ 303

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Solution Income Portfolio - Service Class	ING Solution Income Portfolio - Service 2 Class	ING Solution Moderate Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
Net assets at January 1, 2010	$ 9,378	$ -	$ 1,529	$ 313
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	285	167	14	(1)
Total realized gain (loss) on investments and capital gains distributions	(191)	(69)	39	(12)
Net unrealized appreciation (depreciation) of investments	827	82	158	107
Net increase (decrease) in net assets from operations	921	180	211	94
Changes from contract transactions:				
Total unit transactions	2,213	4,869	747	44
Net increase (decrease) in assets derived from principal transactions	2,213	4,869	747	44
Total increase (decrease) in net assets	3,134	5,049	958	138
Net assets at December 31, 2010	12,512	5,049	2,487	451
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	420	106	(10)	(1)
Total realized gain (loss) on investments and capital gains distributions	(165)	52	116	-
Net unrealized appreciation (depreciation) of investments	(279)	(146)	(162)	(19)
Net increase (decrease) in net assets from operations	(24)	12	(56)	(20)
Changes from contract transactions:				
Total unit transactions	1,269	(2,415)	587	(22)
Net increase (decrease) in assets derived from principal transactions	1,269	(2,415)	587	(22)
Total increase (decrease) in net assets	1,245	(2,403)	531	(42)
Net assets at December 31, 2011	$ 13,757	$ 2,646	$ 3,018	$ 409

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class
Net assets at January 1, 2010	$ 281,756	$ 368	$ 1,070	$ 200,867
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2,072)	(2)	(4)	(1,897)
Total realized gain (loss) on investments and capital gains distributions	(904)	(22)	(95)	748
Net unrealized appreciation (depreciation) of investments	77,031	130	257	31,321
Net increase (decrease) in net assets from operations	74,055	106	158	30,172
Changes from contract transactions:				
Total unit transactions	(10,504)	88	(33)	(7,611)
Net increase (decrease) in assets derived from principal transactions	(10,504)	88	(33)	(7,611)
Total increase (decrease) in net assets	63,551	194	125	22,561
Net assets at December 31, 2010	345,307	562	1,195	223,428
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2,236)	(2)	(4)	(2,116)
Total realized gain (loss) on investments and capital gains distributions	4,800	3	-	4,225
Net unrealized appreciation (depreciation) of investments	(17,830)	(30)	(22)	(6,377)
Net increase (decrease) in net assets from operations	(15,266)	(29)	(26)	(4,268)
Changes from contract transactions:				
Total unit transactions	(20,513)	47	(30)	(10,444)
Net increase (decrease) in assets derived from principal transactions	(20,513)	47	(30)	(10,444)
Total increase (decrease) in net assets	(35,779)	18	(56)	(14,712)
Net assets at December 31, 2011	$ 309,528	$ 580	$ 1,139	$ 208,716

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Adviser Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class
Net assets at January 1, 2010	$ 1,598	$ 215	$ 94,024	$ 57
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(10)	4	1,199	2
Total realized gain (loss) on investments and capital gains distributions	(18)	(7)	(2,683)	(1)
Net unrealized appreciation (depreciation) of investments	303	28	8,392	7
Net increase (decrease) in net assets from operations	275	25	6,908	8
Changes from contract transactions:				
Total unit transactions	149	84	(4,550)	23
Net increase (decrease) in assets derived from principal transactions	149	84	(4,550)	23
Total increase (decrease) in net assets	424	109	2,358	31
Net assets at December 31, 2010	2,022	324	96,382	88
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(13)	6	811	1
Total realized gain (loss) on investments and capital gains distributions	(37)	(16)	(2,401)	4
Net unrealized appreciation (depreciation) of investments	19	(66)	(10,198)	(16)
Net increase (decrease) in net assets from operations	(31)	(76)	(11,788)	(11)
Changes from contract transactions:				
Total unit transactions	62	209	(6,603)	9
Net increase (decrease) in assets derived from principal transactions	62	209	(6,603)	9
Total increase (decrease) in net assets	31	133	(18,391)	(2)
Net assets at December 31, 2011	$ 2,053	$ 457	$ 77,991	$ 86

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Thornburg Value Portfolio - Adviser Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class
Net assets at January 1, 2010	$ 429	$ 89,807	$ 77	$ 76,337
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4	448	-	(77)
Total realized gain (loss) on investments and capital gains distributions	(37)	(358)	(3)	(535)
Net unrealized appreciation (depreciation) of investments	66	8,535	12	9,219
Net increase (decrease) in net assets from operations	33	8,625	9	8,607
Changes from contract transactions:				
Total unit transactions	(79)	(5,015)	(11)	(6,889)
Net increase (decrease) in assets derived from principal transactions	(79)	(5,015)	(11)	(6,889)
Total increase (decrease) in net assets	(46)	3,610	(2)	1,718
Net assets at December 31, 2010	383	93,417	75	78,055
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	(248)	1	43
Total realized gain (loss) on investments and capital gains distributions	(4)	402	(1)	551
Net unrealized appreciation (depreciation) of investments	(106)	(13,250)	(3)	(3,017)
Net increase (decrease) in net assets from operations	(109)	(13,096)	(3)	(2,423)
Changes from contract transactions:				
Total unit transactions	340	(4,586)	10	(8,744)
Net increase (decrease) in assets derived from principal transactions	340	(4,586)	10	(8,744)
Total increase (decrease) in net assets	231	(17,682)	7	(11,167)
Net assets at December 31, 2011	$ 614	$ 75,735	$ 82	$ 66,888

The accompanying notes are an integral part of these financial statements.

176

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Core Equity Research Fund - Class A	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2010	10	$ 129	$ 29,313	$ 60,353
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	1,029	1,642
Total realized gain (loss) on investments and capital gains distributions	-	25	(2,143)	(1,495)
Net unrealized appreciation (depreciation) of investments	2	(6)	3,956	6,843
Net increase (decrease) in net assets from operations	2	19	2,842	6,990
Changes from contract transactions:				
Total unit transactions	4	52	(1,553)	(1,810)
Net increase (decrease) in assets derived from principal transactions	4	52	(1,553)	(1,810)
Total increase (decrease) in net assets	6	71	1,289	5,180
Net assets at December 31, 2010	16	200	30,602	65,533
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	1	968	1,063
Total realized gain (loss) on investments and capital gains distributions	-	7	(1,365)	(1,850)
Net unrealized appreciation (depreciation) of investments	(1)	(9)	618	(1,687)
Net increase (decrease) in net assets from operations	(1)	(1)	221	(2,474)
Changes from contract transactions:				
Total unit transactions	3	(10)	813	(1,634)
Net increase (decrease) in assets derived from principal transactions	3	(10)	813	(1,634)
Total increase (decrease) in net assets	2	(11)	1,034	(4,108)
Net assets at December 31, 2011	$ 18	$ 189	$ 31,636	$ 61,425

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S
Net assets at January 1, 2010	$ 56,060	$ 403	$ 1,084,132	$ 884
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,763	3	212	6
Total realized gain (loss) on investments and capital gains distributions	(2,392)	(4)	(61,352)	(9)
Net unrealized appreciation (depreciation) of investments	6,668	73	201,009	163
Net increase (decrease) in net assets from operations	6,039	72	139,869	160
Changes from contract transactions:				
Total unit transactions	(598)	131	(46,384)	423
Net increase (decrease) in assets derived from principal transactions	(598)	131	(46,384)	423
Total increase (decrease) in net assets	5,441	203	93,485	583
Net assets at December 31, 2010	61,501	606	1,177,617	1,467
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,501	5	1,635	76
Total realized gain (loss) on investments and capital gains distributions	(3,502)	-	(46,715)	112
Net unrealized appreciation (depreciation) of investments	1,032	(18)	31,073	(147)
Net increase (decrease) in net assets from operations	(969)	(13)	(14,007)	41
Changes from contract transactions:				
Total unit transactions	(2,651)	263	(119,461)	5,746
Net increase (decrease) in assets derived from principal transactions	(2,651)	263	(119,461)	5,746
Total increase (decrease) in net assets	(3,620)	250	(133,468)	5,787
Net assets at December 31, 2011	$ 57,881	$ 856	$ 1,044,149	$ 7,254

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8
Net assets at January 1, 2010	$ 420	$ 1,981	$ 1,715	$ 350
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	7	10	2
Total realized gain (loss) on investments and capital gains distributions	(73)	(41)	(87)	(2)
Net unrealized appreciation (depreciation) of investments	71	39	94	3
Net increase (decrease) in net assets from operations	(1)	5	17	3
Changes from contract transactions:				
Total unit transactions	(233)	(139)	(312)	(3)
Net increase (decrease) in assets derived from principal transactions	(233)	(139)	(312)	(3)
Total increase (decrease) in net assets	(234)	(134)	(295)	-
Net assets at December 31, 2010	186	1,847	1,420	350
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	34	9	-
Total realized gain (loss) on investments and capital gains distributions	(33)	(410)	(125)	(5)
Net unrealized appreciation (depreciation) of investments	27	341	98	(2)
Net increase (decrease) in net assets from operations	(3)	(35)	(18)	(7)
Changes from contract transactions:				
Total unit transactions	(183)	(1,812)	(436)	(14)
Net increase (decrease) in assets derived from principal transactions	(183)	(1,812)	(436)	(14)
Total increase (decrease) in net assets	(186)	(1,847)	(454)	(21)
Net assets at December 31, 2011	$ -	$ -	$ 966	$ 329

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class
Net assets at January 1, 2010	$ 141	$ 68	$ 31	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	1	-	-
Total realized gain (loss) on investments and capital gains distributions	(2)	(2)	-	-
Net unrealized appreciation (depreciation) of investments	4	3	1	-
Net increase (decrease) in net assets from operations	3	2	1	-
Changes from contract transactions:				
Total unit transactions	(5)	(7)	(1)	-
Net increase (decrease) in assets derived from principal transactions	(5)	(7)	(1)	-
Total increase (decrease) in net assets	(2)	(5)	-	-
Net assets at December 31, 2010	139	63	31	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(11)	(4)	-	-
Net unrealized appreciation (depreciation) of investments	8	3	-	-
Net increase (decrease) in net assets from operations	(2)	(1)	-	-
Changes from contract transactions:				
Total unit transactions	(38)	(15)	-	2
Net increase (decrease) in assets derived from principal transactions	(38)	(15)	-	2
Total increase (decrease) in net assets	(40)	(16)	-	2
Net assets at December 31, 2011	$ 99	$ 47	$ 31	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class I
Net assets at January 1, 2010	$ 42,053	$ 283,441	$ 375	$ 274,072
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(410)	2,774	6	490
Total realized gain (loss) on investments and capital gains distributions	1,487	(2,863)	(31)	(4,782)
Net unrealized appreciation (depreciation) of investments	6,205	33,830	70	57,843
Net increase (decrease) in net assets from operations	7,282	33,741	45	53,551
Changes from contract transactions:				
Total unit transactions	1,095	(25,051)	(72)	(19,970)
Net increase (decrease) in assets derived from principal transactions	1,095	(25,051)	(72)	(19,970)
Total increase (decrease) in net assets	8,377	8,690	(27)	33,581
Net assets at December 31, 2010	50,430	292,131	348	307,653
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(486)	2,471	5	(255)
Total realized gain (loss) on investments and capital gains distributions	2,205	3,168	(3)	(1,440)
Net unrealized appreciation (depreciation) of investments	(8,038)	(8,323)	(3)	(4,101)
Net increase (decrease) in net assets from operations	(6,319)	(2,684)	(1)	(5,796)
Changes from contract transactions:				
Total unit transactions	1,647	(26,596)	36	(21,402)
Net increase (decrease) in assets derived from principal transactions	1,647	(26,596)	36	(21,402)
Total increase (decrease) in net assets	(4,672)	(29,280)	35	(27,198)
Net assets at December 31, 2011	$ 45,758	$ 262,851	$ 383	$ 280,455

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class I
Net assets at January 1, 2010	$ 472	$ 103,515	$ 122	$ 19,407
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	(228)	1	496
Total realized gain (loss) on investments and capital gains distributions	(47)	(1,821)	(2)	52
Net unrealized appreciation (depreciation) of investments	137	23,970	29	635
Net increase (decrease) in net assets from operations	93	21,921	28	1,183
Changes from contract transactions:				
Total unit transactions	25	(2,526)	4	(439)
Net increase (decrease) in assets derived from principal transactions	25	(2,526)	4	(439)
Total increase (decrease) in net assets	118	19,395	32	744
Net assets at December 31, 2010	590	122,910	154	20,151
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	(81)	-	315
Total realized gain (loss) on investments and capital gains distributions	73	(2,304)	13	275
Net unrealized appreciation (depreciation) of investments	(73)	509	(14)	(3,239)
Net increase (decrease) in net assets from operations	1	(1,876)	(1)	(2,649)
Changes from contract transactions:				
Total unit transactions	(202)	(10,497)	28	51
Net increase (decrease) in assets derived from principal transactions	(202)	(10,497)	28	51
Total increase (decrease) in net assets	(201)	(12,373)	27	(2,598)
Net assets at December 31, 2011	$ 389	$ 110,537	$ 181	$ 17,553

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class I
Net assets at January 1, 2010	$ 19	$ 2,772	$ 353	$ 9,692
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	(10)	-	252
Total realized gain (loss) on investments and capital gains distributions	-	199	7	536
Net unrealized appreciation (depreciation) of investments	(1)	163	48	385
Net increase (decrease) in net assets from operations	-	352	55	1,173
Changes from contract transactions:				
Total unit transactions	(6)	717	100	852
Net increase (decrease) in assets derived from principal transactions	(6)	717	100	852
Total increase (decrease) in net assets	(6)	1,069	155	2,025
Net assets at December 31, 2010	13	3,841	508	11,717
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	12	3	78
Total realized gain (loss) on investments and capital gains distributions	-	358	75	400
Net unrealized appreciation (depreciation) of investments	(2)	(231)	(64)	(256)
Net increase (decrease) in net assets from operations	(2)	139	14	222
Changes from contract transactions:				
Total unit transactions	(4)	1,328	59	1,984
Net increase (decrease) in assets derived from principal transactions	(4)	1,328	59	1,984
Total increase (decrease) in net assets	(6)	1,467	73	2,206
Net assets at December 31, 2011	$ 7	$ 5,308	$ 581	$ 13,923

The accompanying notes are an integral part of these financial statements.

183

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S
Net assets at January 1, 2010	$ -	$ 79	$ 1,952	$ 3,049
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	11	(22)
Total realized gain (loss) on investments and capital gains distributions	-	13	310	120
Net unrealized appreciation (depreciation) of investments	1	-	(124)	721
Net increase (decrease) in net assets from operations	1	13	197	819
Changes from contract transactions:				
Total unit transactions	9	53	197	784
Net increase (decrease) in assets derived from principal transactions	9	53	197	784
Total increase (decrease) in net assets	10	66	394	1,603
Net assets at December 31, 2010	10	145	2,346	4,652
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	13	(28)
Total realized gain (loss) on investments and capital gains distributions	-	3	65	415
Net unrealized appreciation (depreciation) of investments	-	(5)	(85)	(583)
Net increase (decrease) in net assets from operations	-	(2)	(7)	(196)
Changes from contract transactions:				
Total unit transactions	(1)	41	456	751
Net increase (decrease) in assets derived from principal transactions	(1)	41	456	751
Total increase (decrease) in net assets	(1)	39	449	555
Net assets at December 31, 2011	$ 9	$ 184	$ 2,795	$ 5,207

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I	ING Small Company Portfolio - Class S
Net assets at January 1, 2010	$ 3,562	$ 1,962	$ 107,672	$ 118
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(20)	(16)	(469)	-
Total realized gain (loss) on investments and capital gains distributions	216	122	(1,173)	-
Net unrealized appreciation (depreciation) of investments	889	673	26,207	29
Net increase (decrease) in net assets from operations	1,085	779	24,565	29
Changes from contract transactions:				
Total unit transactions	1,856	2,521	(2,577)	2
Net increase (decrease) in assets derived from principal transactions	1,856	2,521	(2,577)	2
Total increase (decrease) in net assets	2,941	3,300	21,988	31
Net assets at December 31, 2010	6,503	5,262	129,660	149
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	16	(7)	(689)	(1)
Total realized gain (loss) on investments and capital gains distributions	711	592	(232)	1
Net unrealized appreciation (depreciation) of investments	(964)	(917)	(3,396)	(10)
Net increase (decrease) in net assets from operations	(237)	(332)	(4,317)	(10)
Changes from contract transactions:				
Total unit transactions	1,518	1,798	(8,433)	45
Net increase (decrease) in assets derived from principal transactions	1,518	1,798	(8,433)	45
Total increase (decrease) in net assets	1,281	1,466	(12,750)	35
Net assets at December 31, 2011	$ 7,784	$ 6,728	$ 116,910	$ 184

The accompanying notes are an integral part of these financial statements.

185

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class I
Net assets at January 1, 2010	$ 3,932	$ 105,099	$ 283	$ 12,935
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	78	1,145	4	(25)
Total realized gain (loss) on investments and capital gains distributions	137	(21,063)	(34)	295
Net unrealized appreciation (depreciation) of investments	(18)	20,244	34	4,338
Net increase (decrease) in net assets from operations	197	326	4	4,608
Changes from contract transactions:				
Total unit transactions	1,234	(21,047)	(24)	6,068
Net increase (decrease) in assets derived from principal transactions	1,234	(21,047)	(24)	6,068
Total increase (decrease) in net assets	1,431	(20,721)	(20)	10,676
Net assets at December 31, 2010	5,363	84,378	263	23,611
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	88	1,313	5	(279)
Total realized gain (loss) on investments and capital gains distributions	159	(12,879)	(30)	483
Net unrealized appreciation (depreciation) of investments	88	(145)	(13)	(1,052)
Net increase (decrease) in net assets from operations	335	(11,711)	(38)	(848)
Changes from contract transactions:				
Total unit transactions	3,758	(10,650)	(15)	9,840
Net increase (decrease) in assets derived from principal transactions	3,758	(10,650)	(15)	9,840
Total increase (decrease) in net assets	4,093	(22,361)	(53)	8,992
Net assets at December 31, 2011	$ 9,456	$ 62,017	$ 210	$ 32,603

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Invesco Mid Cap Core Equity Fund - Class A
Net assets at January 1, 2010	$ 276	$ 11,898	$ 60	$ 2,312
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2	(119)	(1)	(33)
Total realized gain (loss) on investments and capital gains distributions	20	(211)	(1)	232
Net unrealized appreciation (depreciation) of investments	470	4,549	44	301
Net increase (decrease) in net assets from operations	492	4,219	42	500
Changes from contract transactions:				
Total unit transactions	1,746	4,584	111	2,303
Net increase (decrease) in assets derived from principal transactions	1,746	4,584	111	2,303
Total increase (decrease) in net assets	2,238	8,803	153	2,803
Net assets at December 31, 2010	2,514	20,701	213	5,115
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(13)	(179)	-	(46)
Total realized gain (loss) on investments and capital gains distributions	199	36	39	342
Net unrealized appreciation (depreciation) of investments	(200)	104	(35)	(685)
Net increase (decrease) in net assets from operations	(14)	(39)	4	(389)
Changes from contract transactions:				
Total unit transactions	(444)	1,336	(131)	165
Net increase (decrease) in assets derived from principal transactions	(444)	1,336	(131)	165
Total increase (decrease) in net assets	(458)	1,297	(127)	(224)
Net assets at December 31, 2011	$ 2,056	$ 21,998	$ 86	$ 4,891

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Invesco Small Cap Growth Fund - Class A	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class	Invesco U.S. Small Cap Value Fund - Class Y
Net assets at January 1, 2010	$ 31	$ -	$ 164	$ 1,746
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	(2)	15
Total realized gain (loss) on investments and capital gains distributions	(2)	-	(3)	252
Net unrealized appreciation (depreciation) of investments	10	-	11	693
Net increase (decrease) in net assets from operations	8	-	6	960
Changes from contract transactions:				
Total unit transactions	3	-	13	3,129
Net increase (decrease) in assets derived from principal transactions	3	-	13	3,129
Total increase (decrease) in net assets	11	-	19	4,089
Net assets at December 31, 2010	42	-	183	5,835
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	(1)	-
Total realized gain (loss) on investments and capital gains distributions	(1)	-	22	1,586
Net unrealized appreciation (depreciation) of investments	(1)	-	(20)	(1,042)
Net increase (decrease) in net assets from operations	(2)	-	1	544
Changes from contract transactions:				
Total unit transactions	(8)	-	(8)	(6,379)
Net increase (decrease) in assets derived from principal transactions	(8)	-	(8)	(6,379)
Total increase (decrease) in net assets	(10)	-	(7)	(5,835)
Net assets at December 31, 2011	$ 32	$ -	$ 176	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Invesco Van Kampen Small Cap Value Fund - Class A	Invesco Van Kampen Small Cap Value Fund - Class Y	Invesco V.I. Capital Appreciation Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares
Net assets at January 1, 2010	$ 72	$ -	$ 20,643	$ 38,603
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	-	(55)	(17)
Total realized gain (loss) on investments and capital gains distributions	10	-	(232)	1,228
Net unrealized appreciation (depreciation) of investments	8	-	3,102	1,794
Net increase (decrease) in net assets from operations	17	-	2,815	3,005
Changes from contract transactions:				
Total unit transactions	31	-	(1,096)	(3,200)
Net increase (decrease) in assets derived from principal transactions	31	-	(1,096)	(3,200)
Total increase (decrease) in net assets	48	-	1,719	(195)
Net assets at December 31, 2010	120	-	22,362	38,408
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	-	(186)	(21)
Total realized gain (loss) on investments and capital gains distributions	17	348	(352)	961
Net unrealized appreciation (depreciation) of investments	(25)	(1,714)	(1,345)	(1,201)
Net increase (decrease) in net assets from operations	(9)	(1,366)	(1,883)	(261)
Changes from contract transactions:				
Total unit transactions	(29)	10,193	(1,478)	(3,357)
Net increase (decrease) in assets derived from principal transactions	(29)	10,193	(1,478)	(3,357)
Total increase (decrease) in net assets	(38)	8,827	(3,361)	(3,618)
Net assets at December 31, 2011	$ 82	$ 8,827	$ 19,001	$ 34,790

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares
Net assets at January 1, 2010	$ 261	$ 327	$ 62	$ 84
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4	(4)	1	-
Total realized gain (loss) on investments and capital gains distributions	1	(2)	3	(1)
Net unrealized appreciation (depreciation) of investments	13	78	-	11
Net increase (decrease) in net assets from operations	18	72	4	10
Changes from contract transactions:				
Total unit transactions	(37)	(36)	-	(12)
Net increase (decrease) in assets derived from principal transactions	(37)	(36)	-	(12)
Total increase (decrease) in net assets	(19)	36	4	(2)
Net assets at December 31, 2010	242	363	66	82
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	(4)	4	(1)
Total realized gain (loss) on investments and capital gains distributions	2	8	2	(1)
Net unrealized appreciation (depreciation) of investments	(5)	(11)	(3)	(3)
Net increase (decrease) in net assets from operations	-	(7)	3	(5)
Changes from contract transactions:				
Total unit transactions	(91)	(34)	(4)	(20)
Net increase (decrease) in assets derived from principal transactions	(91)	(34)	(4)	(20)
Total increase (decrease) in net assets	(91)	(41)	(1)	(25)
Net assets at December 31, 2011	$ 151	$ 322	$ 65	$ 57

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lazard Emerging Markets Equity Portfolio - Open Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	LKCM Aquinas Growth Fund
Net assets at January 1, 2010	$ 172	$ -	$ 1,162	$ 269
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	-	3	(3)
Total realized gain (loss) on investments and capital gains distributions	(12)	-	16	2
Net unrealized appreciation (depreciation) of investments	35	-	348	43
Net increase (decrease) in net assets from operations	22	-	367	42
Changes from contract transactions:				
Total unit transactions	(30)	-	1,037	5
Net increase (decrease) in assets derived from principal transactions	(30)	-	1,037	5
Total increase (decrease) in net assets	(8)	-	1,404	47
Net assets at December 31, 2010	164	-	2,566	316
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	-	(24)	(3)
Total realized gain (loss) on investments and capital gains distributions	(5)	-	222	6
Net unrealized appreciation (depreciation) of investments	(14)	-	(467)	-
Net increase (decrease) in net assets from operations	(20)	-	(269)	3
Changes from contract transactions:				
Total unit transactions	(30)	-	1,496	(28)
Net increase (decrease) in assets derived from principal transactions	(30)	-	1,496	(28)
Total increase (decrease) in net assets	(50)	-	1,227	(25)
Net assets at December 31, 2011	$ 114	$ -	$ 3,793	$ 291

The accompanying notes are an integral part of these financial statements.

191

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Loomis Sayles Small Cap Value Fund - Retail Class	Lord Abbett Developing Growth Fund, Inc. - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Net assets at January 1, 2010	$ 2,518	$ -	$ -	$ 1,054
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(14)	-	-	(7)
Total realized gain (loss) on investments and capital gains distributions	125	-	-	(53)
Net unrealized appreciation (depreciation) of investments	675	2	-	337
Net increase (decrease) in net assets from operations	786	2	-	277
Changes from contract transactions:				
Total unit transactions	1,342	17	4	120
Net increase (decrease) in assets derived from principal transactions	1,342	17	4	120
Total increase (decrease) in net assets	2,128	19	4	397
Net assets at December 31, 2010	4,646	19	4	1,451
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(62)	-	(1)	(11)
Total realized gain (loss) on investments and capital gains distributions	282	4	1	(95)
Net unrealized appreciation (depreciation) of investments	(505)	(7)	-	42
Net increase (decrease) in net assets from operations	(285)	(3)	-	(64)
Changes from contract transactions:				
Total unit transactions	2,953	61	47	(44)
Net increase (decrease) in assets derived from principal transactions	2,953	61	47	(44)
Total increase (decrease) in net assets	2,668	58	47	(108)
Net assets at December 31, 2011	$ 7,314	$ 77	$ 51	$ 1,343

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Lord Abbett Small-Cap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Massachusetts Investors Growth Stock Fund - Class A
Net assets at January 1, 2010	$ 1,330	$ -	$ 88,200	$ 297
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(14)	-	(503)	-
Total realized gain (loss) on investments and capital gains distributions	(12)	-	(6,284)	(2)
Net unrealized appreciation (depreciation) of investments	371	-	26,448	48
Net increase (decrease) in net assets from operations	345	-	19,661	46
Changes from contract transactions:				
Total unit transactions	76	-	(9,522)	28
Net increase (decrease) in assets derived from principal transactions	76	-	(9,522)	28
Total increase (decrease) in net assets	421	-	10,139	74
Net assets at December 31, 2010	1,751	-	98,339	371
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(14)	-	(693)	(1)
Total realized gain (loss) on investments and capital gains distributions	(19)	1	(2,224)	-
Net unrealized appreciation (depreciation) of investments	(57)	(4)	(1,714)	1
Net increase (decrease) in net assets from operations	(90)	(3)	(4,631)	-
Changes from contract transactions:				
Total unit transactions	(523)	48	(2,760)	57
Net increase (decrease) in assets derived from principal transactions	(523)	48	(2,760)	57
Total increase (decrease) in net assets	(613)	45	(7,391)	57
Net assets at December 31, 2011	$ 1,138	$ 45	$ 90,948	$ 428

The accompanying notes are an integral part of these financial statements.

193

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Neuberger Berman Genesis Fund® - Trust Class	Neuberger Berman Socially Responsive Fund® - Trust Class	New Perspective Fund®, Inc. - Class R-3	New Perspective Fund®, Inc. - Class R-4
Net assets at January 1, 2010	$ -	$ 3,772	$ 3,881	$ 59,419
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(38)	17	199
Total realized gain (loss) on investments and capital gains distributions	-	(60)	(138)	(609)
Net unrealized appreciation (depreciation) of investments	-	1,143	567	8,124
Net increase (decrease) in net assets from operations	-	1,045	446	7,714
Changes from contract transactions:				
Total unit transactions	-	2,313	(77)	5,542
Net increase (decrease) in assets derived from principal transactions	-	2,313	(77)	5,542
Total increase (decrease) in net assets	-	3,358	369	13,256
Net assets at December 31, 2010	-	7,130	4,250	72,675
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	(36)	14	114
Total realized gain (loss) on investments and capital gains distributions	1	(63)	(102)	(887)
Net unrealized appreciation (depreciation) of investments	(2)	(508)	(228)	(5,523)
Net increase (decrease) in net assets from operations	-	(607)	(316)	(6,296)
Changes from contract transactions:				
Total unit transactions	66	3,854	(457)	683
Net increase (decrease) in assets derived from principal transactions	66	3,854	(457)	683
Total increase (decrease) in net assets	66	3,247	(773)	(5,613)
Net assets at December 31, 2011	$ 66	$ 10,377	$ 3,477	$ 67,062

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A
Net assets at January 1, 2010	$ 538	$ 241,957	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(4)	(2,120)	3	1
Total realized gain (loss) on investments and capital gains distributions	(53)	(4,373)	1	-
Net unrealized appreciation (depreciation) of investments	88	70,004	(1)	-
Net increase (decrease) in net assets from operations	31	63,511	3	1
Changes from contract transactions:				
Total unit transactions	(113)	20,247	35	51
Net increase (decrease) in assets derived from principal transactions	(113)	20,247	35	51
Total increase (decrease) in net assets	(82)	83,758	38	52
Net assets at December 31, 2010	456	325,715	38	52
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(3)	2,028	-	5
Total realized gain (loss) on investments and capital gains distributions	29	(5,198)	(5)	-
Net unrealized appreciation (depreciation) of investments	(37)	(57,897)	(2)	(7)
Net increase (decrease) in net assets from operations	(11)	(61,067)	(7)	(2)
Changes from contract transactions:				
Total unit transactions	(45)	(5,151)	(24)	84
Net increase (decrease) in assets derived from principal transactions	(45)	(5,151)	(24)	84
Total increase (decrease) in net assets	(56)	(66,218)	(31)	82
Net assets at December 31, 2011	$ 400	$ 259,497	$ 7	$ 134

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Oppenheimer Global Securities/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA
Net assets at January 1, 2010	$ 273	$ 104	$ 72	$ 8,067
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	8	-	(34)
Total realized gain (loss) on investments and capital gains distributions	(10)	-	(2)	(440)
Net unrealized appreciation (depreciation) of investments	46	6	12	2,334
Net increase (decrease) in net assets from operations	37	14	10	1,860
Changes from contract transactions:				
Total unit transactions	(29)	(6)	(8)	297
Net increase (decrease) in assets derived from principal transactions	(29)	(6)	(8)	297
Total increase (decrease) in net assets	8	8	2	2,157
Net assets at December 31, 2010	281	112	74	10,224
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	3	-	(34)
Total realized gain (loss) on investments and capital gains distributions	(8)	2	(1)	(165)
Net unrealized appreciation (depreciation) of investments	(13)	(5)	-	(85)
Net increase (decrease) in net assets from operations	(21)	-	(1)	(284)
Changes from contract transactions:				
Total unit transactions	(53)	(6)	(8)	(706)
Net increase (decrease) in assets derived from principal transactions	(53)	(6)	(8)	(706)
Total increase (decrease) in net assets	(74)	(6)	(9)	(990)
Net assets at December 31, 2011	$ 207	$ 106	$ 65	$ 9,234

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Oppenheimer Small- & Mid-Cap Growth Fund/VA	Parnassus Equity Income Fund - Investor Shares	Pax World Balanced Fund - Individual Investor Class	PIMCO Real Return Portfolio - Administrative Class
Net assets at January 1, 2010	$ 15	$ -	$ 54,186	$ 112,730
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	285	744
Total realized gain (loss) on investments and capital gains distributions	(1)	-	(1,725)	2,208
Net unrealized appreciation (depreciation) of investments	5	-	6,485	5,842
Net increase (decrease) in net assets from operations	4	-	5,045	8,794
Changes from contract transactions:				
Total unit transactions	(4)	-	(6,511)	36,711
Net increase (decrease) in assets derived from principal transactions	(4)	-	(6,511)	36,711
Total increase (decrease) in net assets	-	-	(1,466)	45,505
Net assets at December 31, 2010	15	-	52,720	158,235
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	147	7,747
Total realized gain (loss) on investments and capital gains distributions	-	1	(565)	1,148
Net unrealized appreciation (depreciation) of investments	1	4	(942)	8,188
Net increase (decrease) in net assets from operations	1	5	(1,360)	17,083
Changes from contract transactions:				
Total unit transactions	(5)	37	(3,874)	26,594
Net increase (decrease) in assets derived from principal transactions	(5)	37	(3,874)	26,594
Total increase (decrease) in net assets	(4)	42	(5,234)	43,677
Net assets at December 31, 2011	$ 11	$ 42	$ 47,486	$ 201,912

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Pioneer High Yield Fund - Class A	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net assets at January 1, 2010	$ 4,675	$ -	$ 27,443	$ 19,842
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	224	-	(109)	948
Total realized gain (loss) on investments and capital gains distributions	(182)	-	(4,253)	(334)
Net unrealized appreciation (depreciation) of investments	687	-	7,974	2,684
Net increase (decrease) in net assets from operations	729	-	3,612	3,298
Changes from contract transactions:				
Total unit transactions	(448)	-	(2,319)	(150)
Net increase (decrease) in assets derived from principal transactions	(448)	-	(2,319)	(150)
Total increase (decrease) in net assets	281	-	1,293	3,148
Net assets at December 31, 2010	4,956	-	28,736	22,990
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	221	3	(143)	1,045
Total realized gain (loss) on investments and capital gains distributions	(102)	2	(1,131)	(258)
Net unrealized appreciation (depreciation) of investments	(203)	(6)	(4,864)	(1,515)
Net increase (decrease) in net assets from operations	(84)	(1)	(6,138)	(728)
Changes from contract transactions:				
Total unit transactions	(513)	249	(4,926)	1,153
Net increase (decrease) in assets derived from principal transactions	(513)	249	(4,926)	1,153
Total increase (decrease) in net assets	(597)	248	(11,064)	425
Net assets at December 31, 2011	$ 4,359	$ 248	$ 17,672	$ 23,415

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Pioneer Mid Cap Value VCT Portfolio - Class I	Columbia Diversified Equity Income Fund - Class R-3	Columbia Diversified Equity Income Fund - Class R-4	Royce Total Return Fund - Class K
Net assets at January 1, 2010	$ -	$ 233	$ 3,222	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	1	21	-
Total realized gain (loss) on investments and capital gains distributions	-	14	87	-
Net unrealized appreciation (depreciation) of investments	-	2	529	-
Net increase (decrease) in net assets from operations	-	17	637	-
Changes from contract transactions:				
Total unit transactions	-	(90)	1,470	-
Net increase (decrease) in assets derived from principal transactions	-	(90)	1,470	-
Total increase (decrease) in net assets	-	(73)	2,107	-
Net assets at December 31, 2010	-	160	5,329	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	1	45	-
Total realized gain (loss) on investments and capital gains distributions	-	13	421	-
Net unrealized appreciation (depreciation) of investments	-	(17)	(904)	-
Net increase (decrease) in net assets from operations	-	(3)	(438)	-
Changes from contract transactions:				
Total unit transactions	-	(89)	972	-
Net increase (decrease) in assets derived from principal transactions	-	(89)	972	-
Total increase (decrease) in net assets	-	(92)	534	-
Net assets at December 31, 2011	$ -	$ 68	$ 5,863	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	SMALLCAP World Fund® - Class R-4	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A
Net assets at January 1, 2010	$ 2,698	$ 999	$ 109	$ 1,146
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	51	4	2	10
Total realized gain (loss) on investments and capital gains distributions	565	(70)	(2)	(412)
Net unrealized appreciation (depreciation) of investments	434	188	21	469
Net increase (decrease) in net assets from operations	1,050	122	21	67
Changes from contract transactions:				
Total unit transactions	3,248	(318)	33	(110)
Net increase (decrease) in assets derived from principal transactions	3,248	(318)	33	(110)
Total increase (decrease) in net assets	4,298	(196)	54	(43)
Net assets at December 31, 2010	6,996	803	163	1,103
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(45)	(2)	-	21
Total realized gain (loss) on investments and capital gains distributions	362	25	(7)	8
Net unrealized appreciation (depreciation) of investments	(1,543)	(65)	-	(196)
Net increase (decrease) in net assets from operations	(1,226)	(42)	(7)	(167)
Changes from contract transactions:				
Total unit transactions	902	(136)	17	152
Net increase (decrease) in assets derived from principal transactions	902	(136)	17	152
Total increase (decrease) in net assets	(324)	(178)	10	(15)
Net assets at December 31, 2011	$ 6,672	$ 625	$ 173	$ 1,088

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Templeton Global Bond Fund - Class A	Thornburg International Value Fund - Class R4	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio
Net assets at January 1, 2010	$ 155,610	$ -	$ -	$ 84
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	8,320	-	-	1
Total realized gain (loss) on investments and capital gains distributions	1,697	-	-	(3)
Net unrealized appreciation (depreciation) of investments	9,811	-	-	8
Net increase (decrease) in net assets from operations	19,828	-	-	6
Changes from contract transactions:				
Total unit transactions	32,356	-	-	(4)
Net increase (decrease) in assets derived from principal transactions	32,356	-	-	(4)
Total increase (decrease) in net assets	52,184	-	-	2
Net assets at December 31, 2010	207,794	-	-	86
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	10,907	1	(18)	1
Total realized gain (loss) on investments and capital gains distributions	4,488	-	471	(1)
Net unrealized appreciation (depreciation) of investments	(22,866)	(9)	(1,523)	3
Net increase (decrease) in net assets from operations	(7,471)	(8)	(1,070)	3
Changes from contract transactions:				
Total unit transactions	9,064	63	5,893	(7)
Net increase (decrease) in assets derived from principal transactions	9,064	63	5,893	(7)
Total increase (decrease) in net assets	1,593	55	4,823	(4)
Net assets at December 31, 2011	$ 209,387	$ 55	$ 4,823	$ 82

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Equity Income Portfolio	Small Company Growth Portfolio	Victory Small Company Opportunity Fund - Class R	Wanger International
Net assets at January 1, 2010	$ 225	$ 93	$ -	$ 14,434
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4	(1)	-	361
Total realized gain (loss) on investments and capital gains distributions	(5)	(6)	-	(557)
Net unrealized appreciation (depreciation) of investments	36	32	-	4,600
Net increase (decrease) in net assets from operations	35	25	-	4,404
Changes from contract transactions:				
Total unit transactions	43	(8)	-	7,060
Net increase (decrease) in assets derived from principal transactions	43	(8)	-	7,060
Total increase (decrease) in net assets	78	17	-	11,464
Net assets at December 31, 2010	303	110	-	25,898
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4	(1)	-	1,059
Total realized gain (loss) on investments and capital gains distributions	(10)	(1)	-	425
Net unrealized appreciation (depreciation) of investments	34	2	-	(5,864)
Net increase (decrease) in net assets from operations	28	-	-	(4,380)
Changes from contract transactions:				
Total unit transactions	20	(18)	1	3,110
Net increase (decrease) in assets derived from principal transactions	20	(18)	1	3,110
Total increase (decrease) in net assets	48	(18)	1	(1,270)
Net assets at December 31, 2011	$ 351	$ 92	$ 1	$ 24,628

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Wanger Select	Wanger USA	Washington Mutual Investors Fund^{SM}, Inc. - Class R-3	Washington Mutual Investors Fund^{SM}, Inc. - Class R-4
Net assets at January 1, 2010	$ 68,682	$ 24,191	$ 4,173	$ 74,999
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(228)	(249)	58	1,052
Total realized gain (loss) on investments and capital gains distributions	191	(533)	(226)	(1,504)
Net unrealized appreciation (depreciation) of investments	19,678	6,881	658	9,427
Net increase (decrease) in net assets from operations	19,641	6,099	490	8,975
Changes from contract transactions:				
Total unit transactions	14,547	5,606	(148)	(1,501)
Net increase (decrease) in assets derived from principal transactions	14,547	5,606	(148)	(1,501)
Total increase (decrease) in net assets	34,188	11,705	342	7,474
Net assets at December 31, 2010	102,870	35,896	4,515	82,473
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,284	(341)	61	1,055
Total realized gain (loss) on investments and capital gains distributions	115	3,042	(238)	(372)
Net unrealized appreciation (depreciation) of investments	(19,640)	(4,528)	439	4,272
Net increase (decrease) in net assets from operations	(18,241)	(1,827)	262	4,955
Changes from contract transactions:				
Total unit transactions	(6,253)	6,065	(312)	409
Net increase (decrease) in assets derived from principal transactions	(6,253)	6,065	(312)	409
Total increase (decrease) in net assets	(24,494)	4,238	(50)	5,364
Net assets at December 31, 2011	$ 78,376	$ 40,134	$ 4,465	$ 87,837

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	Wells Fargo Advantage Small Cap Value Fund - Class A	Wells Fargo Advantage Special Small Cap Values Fund - Class A
Net assets at January 1, 2010	$ 88	$ 82,713
Increase (decrease) in net assets from operations		
Operations:		
Net investment income (loss)	-	(886)
Total realized gain (loss) on investments and capital gains distributions	(2)	(4,905)
Net unrealized appreciation (depreciation) of investments	20	22,926
Net increase (decrease) in net assets from operations	18	17,135
Changes from contract transactions:		
Total unit transactions	12	(683)
Net increase (decrease) in assets derived from principal transactions	12	(683)
Total increase (decrease) in net assets	30	16,452
Net assets at December 31, 2010	118	99,165
Increase (decrease) in net assets from operations		
Operations:		
Net investment income (loss)	(1)	(932)
Total realized gain (loss) on investments and capital gains distributions	(2)	(2,970)
Net unrealized appreciation (depreciation) of investments	(9)	958
Net increase (decrease) in net assets from operations	(12)	(2,944)
Changes from contract transactions:		
Total unit transactions	2	(7,155)
Net increase (decrease) in assets derived from principal transactions	2	(7,155)
Total increase (decrease) in net assets	(10)	(10,099)
Net assets at December 31, 2011	$ 108	$ 89,066

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

1.   **Organization**

Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including one or more initial public offerings, sales, or a combination thereof. On November 10, 2010, ING announced that ING and its U.S. insurance affiliates, including the Company, are preparing for a base case of an initial public offering of the Company and its U.S.-based insurance and investment management affiliates.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2011, the Account had 295 investment divisions (the "Divisions"), 117 of which invest in independently managed mutual funds and 178 of which invest in mutual funds managed by affiliates, either ING Investments, LLC ("IIL") or Directed Services LLC ("DSL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2011 and related Trusts are as follows:

The Alger Funds II:
    Alger Green Fund - Class A
AllianceBernstein Growth and Income Fund, Inc.:
    AllianceBernstein Growth and Income Fund, Inc. -
        Class A
AllianceBernstein Variable Products Series Fund, Inc.:
    AllianceBernstein Growth and Income Portfolio -
        Class A

Allianz Funds:
    Allianz NFJ Dividend Value Fund - Class A
    Allianz NFJ Large-Cap Value Fund - Institutional
        Class
    Allianz NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
    Amana Growth Fund
    Amana Income Fund

American Balanced Fund®, Inc.:
    American Balanced Fund® - Class R-3
American Century Government Income Trust:
    American Century Inflation-Adjusted Bond Fund -
        Investor Class
American Century Quantitative Equity Funds, Inc.:
    American Century Income & Growth Fund - A Class
American Funds American Mutual Fund®:
    American Funds American Mutual Fund® -
        Class R-4**
Ariel Investment Trust:
    Ariel Appreciation Fund
    Ariel Fund
Artisan Funds, Inc.:
    Artisan International Fund - Investor Shares
Aston Funds:
    Aston/Fairpointe Mid Cap Fund - Class N*
BlackRock Equity Dividend Fund:
    BlackRock Equity Dividend Fund - Investor A
        Shares*
BlackRock Mid Cap Value Opportunities Series, Inc.:
    BlackRock Mid Cap Value Opportunities Fund -
        Investor A Shares
The Bond Fund of America^{SM}, Inc.:
    The Bond Fund of America^{SM}, Inc. - Class R-4
Calvert Variable Series, Inc.:
    Calvert VP SRI Balanced Portfolio
Capital World Growth & Income Fund^{SM}, Inc.:
    Capital World Growth & Income Fund^{SM}, Inc. -
        Class R-3
Cohen & Steers Realty Shares, Inc.:
    Cohen & Steers Realty Shares**
Columbia Acorn Trust:
    Columbia^{SM} Acorn Fund® - Class A*
    Columbia^{SM} Acorn Fund® - Class Z
Columbia Funds Series Trust:
    Columbia Mid Cap Value Fund - Class A
    Columbia Mid Cap Value Fund - Class Z
CRM Mutual Fund Trust:
    CRM Mid Cap Value Fund - Investor Shares
Dodge & Cox Funds:
    Dodge & Cox International Stock Fund*
    Dodge & Cox Stock Fund**
DWS Institutional Funds:
    DWS Equity 500 Index Fund - Class S
Eaton Vance Special Investment Trust:
    Eaton Vance Large-Cap Value Fund - Class R
EuroPacific Growth Fund®:
    EuroPacific Growth Fund® - Class R-3
    EuroPacific Growth Fund® - Class R-4
Fidelity® Contrafund®:
    Fidelity® Advisor New Insights Fund - Institutional
        Class*

Fidelity® Variable Insurance Products:
    Fidelity® VIP Equity-Income Portfolio - Initial Class
    Fidelity® VIP Growth Portfolio - Initial Class
    Fidelity® VIP High Income Portfolio - Initial Class
    Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
    Fidelity® VIP Contrafund® Portfolio - Initial Class
    Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
    Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
    Fidelity® VIP Asset Manager^{SM} Portfolio - Initial
        Class
Franklin Mutual Series Fund Inc.:
    Mutual Global Discovery Fund - Class R
Franklin Strategic Series:
    Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
    Franklin Small Cap Value Securities Fund - Class 2
Fundamental Investors^{SM}, Inc.:
    Fundamental Investors^{SM}, Inc. - Class R-3
    Fundamental Investors^{SM}, Inc. - Class R-4
The Growth Fund of America®, Inc.:
    The Growth Fund of America® - Class R-3
    The Growth Fund of America® - Class R-4
Hartford Mutual Funds, Inc.:
    The Hartford Capital Appreciation Fund - Class R4*
    The Hartford Dividend And Growth Fund - Class R4*
The Income Fund of America®, Inc.:
    The Income Fund of America® - Class R-3
ING Balanced Portfolio, Inc.:
    ING Balanced Portfolio - Class I
ING Equity Trust:
    ING Real Estate Fund - Class A
    ING Value Choice Fund - Class A**
ING Funds Trust:
    ING GNMA Income Fund - Class A
    ING Intermediate Bond Fund - Class A
ING Intermediate Bond Portfolio:
    ING Intermediate Bond Portfolio - Class I
    ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
    ING Artio Foreign Portfolio - Service Class
    ING BlackRock Health Sciences Opportunities
        Portfolio - Service Class
    ING BlackRock Inflation Protected Bond Portfolio -
        Adviser Class**
    ING BlackRock Large Cap Growth Portfolio -
        Institutional Class
    ING BlackRock Large Cap Growth Portfolio -
        Service Class
    ING BlackRock Large Cap Growth Portfolio -
        Service 2 Class

ING Investors Trust (continued):
  ING Clarion Global Real Estate Portfolio - Adviser Class**
  ING Clarion Global Real Estate Portfolio - Institutional Class
  ING Clarion Real Estate Portfolio - Adviser Class**
  ING Clarion Real Estate Portfolio - Institutional Class
  ING Clarion Real Estate Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class**
  ING Global Resources Portfolio - Adviser Class**
  ING Global Resources Portfolio - Institutional Class
  ING Global Resources Portfolio - Service Class
  ING Invesco Van Kampen Growth and Income Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class**
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING Large Cap Growth Portfolio - Adviser Class**
  ING Large Cap Growth Portfolio - Institutional Class**
  ING Large Cap Growth Portfolio - Service Class
  ING Large Cap Value Portfolio - Institutional Class
  ING Large Cap Value Portfolio - Service Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Service Class
  ING MFS Total Return Portfolio - Adviser Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Morgan Stanley Global Franchise Portfolio - Adviser Class**
  ING PIMCO High Yield Portfolio - Adviser Class**
  ING PIMCO High Yield Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class**
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Adviser Class
  ING T. Rowe Price Equity Income Portfolio - Service Class

ING Investors Trust (continued):
  ING T. Rowe Price International Stock Portfolio - Adviser Class
  ING T. Rowe Price International Stock Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Institutional Class
  ING Templeton Global Growth Portfolio - Service Class
  ING U.S. Stock Index Portfolio - Institutional Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
ING Mutual Funds:
  ING Global Real Estate Fund - Class A
  ING International Capital Appreciation Fund - Class I
  ING International SmallCap Multi-Manager Fund - Class A
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value Portfolio - Adviser Class
  ING American Century Small-Mid Cap Value Portfolio - Initial Class**
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Adviser Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Adviser Class
  ING Columbia Small Cap Value II Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class
  ING Global Bond Portfolio - Adviser Class
  ING Global Bond Portfolio - Initial Class
  ING Global Bond Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Initial Class**
  ING Index Solution 2015 Portfolio - Service Class*
  ING Index Solution 2015 Portfolio - Service 2 Class*
  ING Index Solution 2025 Portfolio - Initial Class**
  ING Index Solution 2025 Portfolio - Service Class*
  ING Index Solution 2025 Portfolio - Service 2 Class*
  ING Index Solution 2035 Portfolio - Initial Class**
  ING Index Solution 2035 Portfolio - Service Class*
  ING Index Solution 2035 Portfolio - Service 2 Class*
  ING Index Solution 2045 Portfolio - Initial Class**
  ING Index Solution 2045 Portfolio - Service Class*
  ING Index Solution 2045 Portfolio - Service 2 Class*
  ING Index Solution 2055 Portfolio - Initial Class**
  ING Index Solution 2055 Portfolio - Service Class*
  ING Index Solution 2055 Portfolio - Service 2 Class*
  ING Index Solution Income Portfolio - Service Class**
  ING Index Solution Income Portfolio - Service 2 Class*

ING Partners, Inc. (continued):
  ING Invesco Van Kampen Comstock Portfolio -
    Adviser Class
  ING Invesco Van Kampen Comstock Portfolio -
    Service Class
  ING Invesco Van Kampen Equity and Income
    Portfolio - Adviser Class
  ING Invesco Van Kampen Equity and Income
    Portfolio - Initial Class
  ING Invesco Van Kampen Equity and Income
    Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Adviser
    Class
  ING JPMorgan Mid Cap Value Portfolio - Service
    Class
  ING Oppenheimer Global Portfolio - Adviser Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Adviser Class
  ING PIMCO Total Return Portfolio - Initial Class**
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Service Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2015 Portfolio - Service 2 Class*
  ING Solution 2025 Portfolio - Adviser Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service 2 Class*
  ING Solution 2035 Portfolio - Adviser Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service 2 Class*
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service 2 Class*
  ING Solution 2055 Portfolio - Service Class*
  ING Solution 2055 Portfolio - Service 2 Class*
  ING Solution Growth Portfolio - Service Class
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio - Service Class
  ING Solution Income Portfolio - Service 2 Class*
  ING Solution Moderate Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Adviser Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Adviser
    Class
  ING T. Rowe Price Growth Equity Portfolio - Initial
    Class
  ING T. Rowe Price Growth Equity Portfolio - Service
    Class
  ING Templeton Foreign Equity Portfolio - Adviser
    Class

ING Partners, Inc. (continued):
  ING Templeton Foreign Equity Portfolio - Initial
    Class
  ING Templeton Foreign Equity Portfolio - Service
    Class
  ING Thornburg Value Portfolio - Adviser Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Adviser
    Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial
    Class
  ING UBS U.S. Large Cap Equity Portfolio - Service
    Class
ING Series Fund, Inc.:
  ING Core Equity Research Fund - Class A
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio -
    Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology
    Opportunities Portfolio - Adviser Class**
  ING BlackRock Science and Technology
    Opportunities Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class I
  ING International Index Portfolio - Class S
  ING Russell™ Large Cap Growth Index Portfolio -
    Class I
  ING Russell™ Large Cap Growth Index Portfolio -
    Class S
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Large Cap Index Portfolio - Class S*
  ING Russell™ Large Cap Value Index Portfolio -
    Class I
  ING Russell™ Large Cap Value Index Portfolio -
    Class S
  ING Russell™ Mid Cap Growth Index Portfolio -
    Class S
  ING Russell™ Mid Cap Index Portfolio - Class I

ING Variable Portfolios, Inc. (continued):
   ING Russell™ Small Cap Index Portfolio - Class I
   ING Small Company Portfolio - Class I
   ING Small Company Portfolio - Class S
   ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
   ING International Value Portfolio - Class I
   ING International Value Portfolio - Class S
   ING MidCap Opportunities Portfolio - Class I
   ING MidCap Opportunities Portfolio - Class S
   ING SmallCap Opportunities Portfolio - Class I
   ING SmallCap Opportunities Portfolio - Class S
Invesco Growth Series:
   Invesco Mid Cap Core Equity Fund - Class A
   Invesco Small Cap Growth Fund - Class A
Invesco Investment Funds:
   Invesco Endeavor Fund - Class A**
   Invesco Global Health Care Fund - Investor Class
Invesco Sector Funds:
   Invesco Van Kampen Small Cap Value Fund -
     Class A
   Invesco Van Kampen Small Cap Value Fund -
     Class Y**
Invesco Variable Insurance Funds:
   Invesco V.I. Capital Appreciation Fund - Series I
     Shares
   Invesco V.I. Core Equity Fund - Series I Shares
Janus Aspen Series:
   Janus Aspen Series Balanced Portfolio - Institutional
     Shares
   Janus Aspen Series Enterprise Portfolio - Institutional
     Shares
   Janus Aspen Series Flexible Bond Portfolio -
     Institutional Shares
   Janus Aspen Series Janus Portfolio - Institutional
     Shares
   Janus Aspen Series Worldwide Portfolio - Institutional
     Shares
The Lazard Funds, Inc.:
   Lazard U.S. Mid Cap Equity Portfolio - Open Shares
LKCM Funds:
   LKCM Aquinas Growth Fund
Loomis Sayles Funds I:
   Loomis Sayles Small Cap Value Fund - Retail Class
Lord Abbett Developing Growth Fund, Inc.:
   Lord Abbett Developing Growth Fund, Inc. - Class A*
Lord Abbett Investment Trust:
   Lord Abbett Core Fixed Income Fund - Class A*
Lord Abbett Mid Cap Value Fund, Inc.:
   Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
   Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Securities Trust:
   Lord Abbett Fundamental Equity Fund - Class A**
Lord Abbett Series Fund, Inc.:
   Lord Abbett Series Fund - Mid-Cap Value Portfolio -
     Class VC

Massachusetts Investors Growth Stock Fund:
   Massachusetts Investors Growth Stock Fund - Class A
Neuberger Berman Equity Funds®:
   Neuberger Berman Genesis Fund® - Trust Class**
   Neuberger Berman Socially Responsive Fund® -
     Trust Class
New Perspective Fund®, Inc.:
   New Perspective Fund®, Inc. - Class R-3
   New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
   Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
   Oppenheimer Developing Markets Fund - Class A
Oppenheimer Gold & Special Minerals Fund:
   Oppenheimer Gold & Special Minerals Fund -
     Class A*
Oppenheimer International Bond Fund:
   Oppenheimer International Bond Fund - Class A*
Oppenheimer Variable Account Funds:
   Oppenheimer Global Securities/VA
   Oppenheimer Global Strategic Income Fund/VA
   Oppenheimer Main Street Fund®/VA
   Oppenheimer Main Street Small- & Mid-Cap
     Fund®/VA
   Oppenheimer Small- & Mid-Cap Growth Fund/VA
Parnassus Income Funds:
   Parnassus Equity Income Fund - Investor Shares**
Pax World Funds Series Trust I:
   Pax World Balanced Fund - Individual Investor Class
PIMCO Variable Insurance Trust:
   PIMCO Real Return Portfolio - Administrative Class
Pioneer High Yield Fund:
   Pioneer High Yield Fund - Class A
Pioneer Strategic Income Fund:
   Pioneer Strategic Income Fund - Class A**
Pioneer Variable Contracts Trust:
   Pioneer Emerging Markets VCT Portfolio - Class I
   Pioneer High Yield VCT Portfolio - Class I
   Pioneer Mid Cap Value VCT Portfolio - Class I**
RiverSource® Investment Series, Inc.:
   Columbia Diversified Equity Income Fund -
     Class R-3
   Columbia Diversified Equity Income Fund -
     Class R-4
The Royce Fund:
   Royce Total Return Fund - Class K**
SmallCap World Fund, Inc.:
   SMALLCAP World Fund® - Class R-4
T. Rowe Price Mid-Cap Value Fund, Inc.:
   T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
   T. Rowe Price Value Fund - Advisor Class
Templeton Funds, Inc.:
   Templeton Foreign Fund - Class A
Templeton Income Trust:
   Templeton Global Bond Fund - Class A

Thornburg Investment Trust:
  Thornburg International Value Fund - Class R4**
USAA Investment Trust:
  USAA Precious Metals and Minerals Fund - Adviser
    Shares**
Vanguard® Variable Insurance Fund:
  Diversified Value Portfolio
  Equity Income Portfolio
  Small Company Growth Portfolio
The Victory Portfolios:
  Victory Small Company Opportunity Fund -
    Class R**
Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA

Washington Mutual Investors Fund[SM], Inc.:
  Washington Mutual Investors Fund[SM], Inc. -
    Class R-3
  Washington Mutual Investors Fund[SM], Inc. -
    Class R-4
Wells Fargo Funds Trust:
  Wells Fargo Advantage Small Cap Value Fund -
    Class A
  Wells Fargo Advantage Special Small Cap Values
    Fund - Class A

*   Division added to the list in 2010
**   Division added to the list in 2011

The names of certain Divisions were changed during 2011. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Aston Funds:	Aston Funds:
Aston/Fairpointe Mid Cap Fund - Class N	Aston/Optimum Mid Cap Fund - Class N
ING Investors Trust:	ING Investors Trust:
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING Wells Fargo HealthCare Portfolio - Service Class
ING Core Growth and Income Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class
ING Large Cap Value Portfolio - Institutional Class	ING Pioneer Equity Income Portfolio - Institutional Class
ING Large Cap Value Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Service Class
ING T. Rowe Price International Stock Portfolio - Adviser Class	ING Marsico International Opportunities Portfolio - Adviser Class
ING T. Rowe Price International Stock Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class
ING Partners, Inc.:	ING Partners, Inc.:
ING Columbia Small Cap Value II Portfolio - Adviser Class	ING Columbia Small Cap Value Portfolio - Adviser Class
ING Columbia Small Cap Value II Portfolio - Service Class	ING Columbia Small Cap Value Portfolio - Service Class
ING Global Bond Portfolio - Adviser Class	ING Oppenheimer Global Strategic Income Portfolio - Adviser Class
ING Global Bond Portfolio - Initial Class	ING Oppenheimer Global Strategic Income Portfolio - Initial Class
ING Global Bond Portfolio - Service Class	ING Oppenheimer Global Strategic Income Portfolio - Service Class
ING Invesco Van Kampen Comstock Portfolio - Adviser Class	ING Van Kampen Comstock Portfolio - Adviser Class
ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class
ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class	ING Van Kampen Equity and Income Portfolio - Adviser Class

Current Name	Former Name
ING Partners, Inc. (continued):	ING Partners, Inc. (continued):
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class
ING Invesco Van Kampen Equity and Income Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Service Class
Oppenheimer Variable Account Funds:	Oppenheimer Variable Account Funds:
Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Strategic Bond Fund/VA
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA

During 2011, the following Divisions were closed to contractowners:

ING Investors Trust:
   ING Core Growth and Income Portfolio - Service Class
   ING Lord Abbett Growth and Income Portfolio - Institutional Class
   ING Lord Abbett Growth and Income Portfolio - Service Class
ING Partners, Inc.:
   ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class
   ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class
   ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class
ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 5
   ING GET U.S. Core Portfolio - Series 6
Invesco Sector Funds:
   Invesco U.S. Small Cap Value Fund - Class Y
The Lazard Funds, Inc.:
   Lazard Emerging Markets Equity Portfolio - Open Shares

The following Divisions were offered during 2011, but had no activity as of December 31, 2011:

The Alger Funds:
   Alger Capital Appreciation Fund - Class A
AllianceBernstein Growth and Income Fund, Inc.:
   AllianceBernstein Growth and Income Fund - Class A
Fidelity® Variable Insurance Products III:
   Fidelity® Mid Cap Portfolio - Initial Class
Franklin Mutual Series Fund, Inc.:
   Mutual Global Discovery Fund - Class R
Franklin Strategic Series:
   Franklin Small-Mid Cap Growth Fund - Class A
ING Equity Trust:
   ING Growth Opportunities Fund - Class A
ING Investors Trust:
   ING Limited Maturity Bond Portfolio - Adviser Class
   ING DFA Global Allocation Portfolio - Adviser Class
   ING Marsico Growth Portfolio - Adviser Class
ING Partners, Inc.:
   ING Solution 2055 Portfolio - Adviser Class
   ING Index Solution 2035 Portfolio - Adviser Class
   ING Index Solution Income Portfolio - Initial Class

MainStay Funds:
   Mainstay Large Cap Growth Fund - Class R3
Neuberger Berman Equity Funds®:
   Neuberger Berman Genesis Fund - Advisor Class
RiverSource® High Yield Income Series, Inc.:
   Columbia High Yield Bond Fund - Class R3
T. Rowe Price Science and Technology Fund, Inc.:
   T. Rowe Price Science and Technology Fund - Advisor Class
Templeton Fund, Inc.:
   Templeton Foreign Fund - Class A
Vanguard® Index Funds:
   Vanguard® 500 Index Fund - Investor Shares

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Contractowner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2011 and for the years ended December 31, 2011 and 2010, were issued.

3.   Recently Adopted Accounting Standards

Improving Disclosures about Fair Value Measurements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosure (Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each Class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Account on January 1, 2010, except for the disclosures related to the Level 3 reconciliation, which were adopted by the Account on January 1, 2011. The Account determined, however, that there was no effect on the Account's disclosures, as the guidance is consistent with that previously applied by the Account and the Account has no Level 3 financial assets or liabilities. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Account's net assets and results of operations.

4.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds and funds of funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2011 and 2010, respectively, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2011.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a)   Quoted prices for similar assets or liabilities in active markets;
  b)   Quoted prices for identical or similar assets or liabilities in non-active markets;
  c)   Inputs other than quoted market prices that are observable; and
  d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5.   **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is generally deducted at an annual rate of up to 1.75% of the assets attributable to the Contracts. In addition, a subaccount administrative adjustment charge of up to 0.80% may be charged as specified in the Contract.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $240 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract.

Other Contract Charges

For certain Contracts, an additional annual charge of 0.25% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds.

For certain Contracts, an additional annual charge of 1.00% is deducted daily from the accumulation value of Contracts for contractowners who select the Five-Year Guaranteed Minimum Income feature.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

6.   Related Party Transactions

During the year ended December 31, 2011, management and service fees were paid to DSL, an affiliate of the Company, in its capacity as investment adviser to ING Partners, Inc. and ING Investors Trust. The Trusts' advisory agreements provided for a fee at annual rates up to 1.25% of the average net assets of each respective Fund.

Management and service fees were also paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Equity Trust, ING Funds Trust, ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Mutual Funds, ING Series Fund, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The annual fee rate ranged from 0.08% to 0.97% of the average net assets of each respective Fund.

7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year Ended December 31			
	2011		2010	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
The Alger Funds II:				
Alger Green Fund - Class A	$ 445	$ 343	$ 1,077	$ 655
AllianceBernstein Growth and Income Fund, Inc.:				
AllianceBernstein Growth and Income Fund, Inc. - Class A	43	71	45	71
AllianceBernstein Variable Products Series Fund, Inc.:				
AllianceBernstein Growth and Income Portfolio - Class A	90	96	52	82
Allianz Funds:				
Allianz NFJ Dividend Value Fund - Class A	30	112	132	34
Allianz NFJ Large-Cap Value Fund - Institutional Class	1,800	569	1,141	602
Allianz NFJ Small-Cap Value Fund - Class A	113	106	133	380
Amana Mutual Funds Trust:				
Amana Growth Fund	12,703	2,211	10,748	405
Amana Income Fund	13,815	2,723	17,199	863
American Balanced Fund®, Inc.:				
American Balanced Fund® - Class R-3	846	1,394	880	1,102
American Century Government Income Trust:				
American Century Inflation-Adjusted Bond Fund - Investor Class	29,742	5,412	12,112	3,469
American Century Quantitative Equity Funds, Inc.:				
American Century Income & Growth Fund - A Class	720	552	590	700
American Funds American Mutual Fund®:				
American Funds American Mutual Fund® - Class R-4	6	-	-	-
Ariel Investment Trust:				
Ariel Appreciation Fund	238	310	173	95
Ariel Fund	2,959	1,923	1,665	853
Artisan Funds, Inc.:				
Artisan International Fund - Investor Shares	1,321	915	1,482	921
Aston Funds:				
Aston/Fairpointe Mid Cap Fund - Class N	3,887	783	2,834	186
BlackRock Equity Dividend Fund:				
BlackRock Equity Dividend Fund - Investor A Shares	307	12	165	-
BlackRock Mid Cap Value Opportunities Series, Inc.:				
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	4,738	1,679	4,883	1,195
The Bond Fund of America℠, Inc.:				
The Bond Fund of America℠, Inc. - Class R-4	3,130	2,360	4,391	2,376
Calvert Variable Series, Inc.:				
Calvert VP SRI Balanced Portfolio	2,823	5,464	2,530	4,029
Capital World Growth & Income Fund℠, Inc.:				
Capital World Growth & Income Fund℠, Inc. - Class R-3	132	33	336	16
Cohen & Steers Realty Shares, Inc.				
Cohen & Steers Realty Shares	1,055	378	-	-
Columbia Acorn Trust:				
Columbia℠ Acorn Fund® - Class A	75	8	8	-
Columbia℠ Acorn Fund® - Class Z	6,530	1,679	4,760	1,045

	Year Ended December 31			
	2011		2010	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Columbia Funds Series Trust:				
Columbia Mid Cap Value Fund - Class A	$ 884	$ 750	$ 988	$ 729
Columbia Mid Cap Value Fund - Class Z	4,650	1,764	1,928	907
CRM Mutual Fund Trust:				
CRM Mid Cap Value Fund - Investor Shares	47	36	227	105
Dodge & Cox Funds:				
Dodge & Cox International Stock Fund	142	2	4	-
Dodge & Cox Stock Fund	27	1	-	-
DWS Institutional Funds:				
DWS Equity 500 Index Fund - Class S	79	29	75	9
Eaton Vance Special Investment Trust:				
Eaton Vance Large-Cap Value Fund - Class R	13	3	50	30
EuroPacific Growth Fund®:				
EuroPacific Growth Fund® - Class R-3	1,138	2,613	1,803	1,385
EuroPacific Growth Fund® - Class R-4	18,879	21,672	27,961	15,026
Fidelity® Contrafund®:				
Fidelity® Advisor New Insights Fund - Institutional Class	275	47	34	-
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Initial Class	14,176	34,510	12,832	28,856
Fidelity® VIP Growth Portfolio - Initial Class	10,639	20,845	7,280	15,084
Fidelity® VIP High Income Portfolio - Initial Class	3,529	3,480	3,380	2,953
Fidelity® VIP Overseas Portfolio - Initial Class	3,593	5,391	2,743	5,611
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Initial Class	43,237	78,072	41,318	97,150
Fidelity® VIP Index 500 Portfolio - Initial Class	9,756	10,264	8,482	7,657
Fidelity® Variable Insurance Products III:				
Fidelity® VIP Mid Cap Portfolio - Initial Class	2,985	3,158	3,509	1,148
Fidelity® Variable Insurance Products V:				
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	2,074	2,159	1,389	1,777
Franklin Mutual Series Fund Inc.:				
Mutual Global Discovery Fund - Class R	491	1,341	587	374
Franklin Strategic Series:				
Franklin Small-Mid Cap Growth Fund - Class A	145	90	91	121
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	12,148	17,521	20,129	10,984
Fundamental Investors℠, Inc.:				
Fundamental Investors℠, Inc. - Class R-3	431	98	357	148
Fundamental Investors℠, Inc. - Class R-4	5,638	3,952	8,555	1,812
The Growth Fund of America®, Inc.:				
The Growth Fund of America® - Class R-3	1,319	3,645	2,615	2,081
The Growth Fund of America® - Class R-4	13,350	39,080	26,374	21,746
Hartford Mutual Funds, Inc.:				
The Hartford Capital Appreciation Fund - Class R4	233	202	258	84
The Hartford Dividend And Growth Fund - Class R4	30	51	74	33
The Income Fund of America®, Inc.:				
The Income Fund of America® - Class R-3	461	312	478	436

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Year Ended December 31			
	2011		**2010**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Balanced Portfolio, Inc.:				
ING Balanced Portfolio - Class I	$ 12,602	$ 48,231	$ 12,862	$ 42,425
ING Equity Trust:				
ING Real Estate Fund - Class A	638	675	310	331
ING Value Choice Fund - Class A	3	-	-	-
ING Funds Trust:				
ING GNMA Income Fund - Class A	1,377	1,434	2,022	2,180
ING Intermediate Bond Fund - Class A	934	1,739	880	782
ING Intermediate Bond Portfolio:				
ING Intermediate Bond Portfolio - Class I	40,019	47,029	46,058	59,238
ING Intermediate Bond Portfolio - Class S	472	64	207	58
ING Investors Trust:				
ING Artio Foreign Portfolio - Service Class	1,381	5,944	1,451	7,415
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	3,950	2,949	1,650	1,955
ING BlackRock Inflation Protected Bond Portfolio - Adviser Class	74	-	-	-
ING BlackRock Large Cap Growth Portfolio - Institutional Class	10,576	11,125	3,507	7,645
ING BlackRock Large Cap Growth Portfolio - Service Class	684	281	261	242
ING BlackRock Large Cap Growth Portfolio - Service 2 Class	97	51	67	47
ING Clarion Global Real Estate Portfolio - Adviser Class	3	1	-	-
ING Clarion Global Real Estate Portfolio - Institutional Class	9,333	8,020	11,324	5,712
ING Clarion Real Estate Portfolio - Adviser Class	17	-	-	-
ING Clarion Real Estate Portfolio - Institutional Class	1,476	1,218	1,933	1,599
ING Clarion Real Estate Portfolio - Service Class	10,190	6,754	13,022	5,105
ING Core Growth and Income Portfolio - Service Class	1,627	21,233	8,194	1,752
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	12,205	4,971	11,909	1,974
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	15	1	-	-
ING Global Resources Portfolio - Adviser Class	2	-	-	-
ING Global Resources Portfolio - Institutional Class	-	-	-	-
ING Global Resources Portfolio - Service Class	22,214	19,089	16,350	12,441
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	3,026	4,324	4,262	3,126
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	77	114	313	363
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	4,472	7,938	7,456	8,090
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	3,295	6,275	6,144	6,297
ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class	8	-	-	-
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	3,035	739	2,673	894
ING Large Cap Growth Portfolio - Adviser Class	148	27	-	-
ING Large Cap Growth Portfolio - Institutional Class	149,451	9,464	-	-
ING Large Cap Growth Portfolio - Service Class	1,580	4,520	2,927	425
ING Large Cap Value Portfolio - Institutional Class	98,178	26,941	9,478	16,081
ING Large Cap Value Portfolio - Service Class	902	86	-	-
ING Lord Abbett Growth and Income Portfolio - Institutional Class	424	90,799	5,318	8,949
ING Lord Abbett Growth and Income Portfolio - Service Class	7	834	69	44

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year Ended December 31 | | | |
| | 2011 | | 2010 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Marsico Growth Portfolio - Institutional Class	$ 2,144	$ 2,339	$ 1,987	$ 1,591
ING Marsico Growth Portfolio - Service Class	328	270	128	24
ING MFS Total Return Portfolio - Adviser Class	192	125	122	34
ING MFS Total Return Portfolio - Institutional Class	4,067	8,112	2,563	6,221
ING MFS Total Return Portfolio - Service Class	2,197	3,036	2,011	4,031
ING MFS Utilities Portfolio - Service Class	8,099	4,185	4,691	4,602
ING Morgan Stanley Global Franchise Portfolio - Adviser Class	14	-	-	-
ING PIMCO High Yield Portfolio - Adviser Class	30	1	-	-
ING PIMCO High Yield Portfolio - Institutional Class	5,642	2,091	5,129	1,958
ING PIMCO High Yield Portfolio - Service Class	8,202	4,672	9,782	2,636
ING Pioneer Fund Portfolio - Institutional Class	2,575	2,145	4,928	1,747
ING Pioneer Fund Portfolio - Service Class	123	286	89	26
ING Pioneer Mid Cap Value Portfolio - Institutional Class	5,681	13,012	5,865	9,467
ING Pioneer Mid Cap Value Portfolio - Service Class	101	102	81	91
ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class	196	43	-	-
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	58,516	18,096	68,540	9,464
ING T. Rowe Price Equity Income Portfolio - Adviser Class	353	212	226	419
ING T. Rowe Price Equity Income Portfolio - Service Class	9,275	12,421	11,416	28,389
ING T. Rowe Price International Stock Portfolio - Adviser Class	23	5	6	111
ING T. Rowe Price International Stock Portfolio - Service Class	1,431	1,425	1,262	2,587
ING Templeton Global Growth Portfolio - Institutional Class	162	134	123	166
ING Templeton Global Growth Portfolio - Service Class	1,477	974	765	805
ING U.S. Stock Index Portfolio - Institutional Class	1,674	476	1,599	218
ING Money Market Portfolio:				
ING Money Market Portfolio - Class I	92,669	93,318	52,050	112,992
ING Mutual Funds:				
ING Global Real Estate Fund - Class A	27	6	21	3
ING International Capital Appreciation Fund - Class I	-	10	8	1
ING International SmallCap Multi-Manager Fund - Class A	166	532	213	446
ING Partners, Inc.:				
ING American Century Small-Mid Cap Value Portfolio - Adviser Class	50	9	35	23
ING American Century Small-Mid Cap Value Portfolio - Initial Class	5	-	-	-
ING American Century Small-Mid Cap Value Portfolio - Service Class	6,215	6,304	8,825	6,414
ING Baron Small Cap Growth Portfolio - Adviser Class	114	148	97	50
ING Baron Small Cap Growth Portfolio - Service Class	11,662	14,857	10,108	13,686
ING Columbia Small Cap Value II Portfolio - Adviser Class	292	62	1	-
ING Columbia Small Cap Value II Portfolio - Service Class	2,586	1,695	853	335
ING Davis New York Venture Portfolio - Service Class	1,216	2,979	2,320	2,122
ING Fidelity® VIP Mid Cap Portfolio - Service Class	1,539	6,258	2,782	1,413
ING Global Bond Portfolio - Adviser Class	65	104	303	109
ING Global Bond Portfolio - Initial Class	33,393	26,391	25,923	20,685
ING Global Bond Portfolio - Service Class	1,128	1,239	435	50

| | Year Ended December 31 | | | |
| | 2011 | | 2010 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING Index Solution 2015 Portfolio - Initial Class	$ 11	$ -	$ -	$ -
ING Index Solution 2015 Portfolio - Service Class	523	31	51	-
ING Index Solution 2015 Portfolio - Service 2 Class	251	96	842	183
ING Index Solution 2025 Portfolio - Initial Class	76	-	-	-
ING Index Solution 2025 Portfolio - Service Class	144	111	28	-
ING Index Solution 2025 Portfolio - Service 2 Class	836	184	1,775	354
ING Index Solution 2035 Portfolio - Initial Class	47	6	-	-
ING Index Solution 2035 Portfolio - Service Class	214	150	21	-
ING Index Solution 2035 Portfolio - Service 2 Class	714	93	1,092	104
ING Index Solution 2045 Portfolio - Initial Class	16	(1)	-	-
ING Index Solution 2045 Portfolio - Service Class	20	-	1	-
ING Index Solution 2045 Portfolio - Service 2 Class	475	53	551	26
ING Index Solution 2055 Portfolio - Initial Class	-	-	-	-
ING Index Solution 2055 Portfolio - Service Class	84	20	3	-
ING Index Solution 2055 Portfolio - Service 2 Class	65	8	-	-
ING Index Solution Income Portfolio - Service Class	714	69	-	-
ING Index Solution Income Portfolio - Service 2 Class	38	6	187	32
ING Invesco Van Kampen Comstock Portfolio - Adviser Class	39	36	22	36
ING Invesco Van Kampen Comstock Portfolio - Service Class	3,098	7,193	3,737	8,881
ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class	191	34	18	35
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	11,703	24,843	10,181	24,640
ING Invesco Van Kampen Equity and Income Portfolio - Service Class	58	37	66	19
ING JPMorgan Mid Cap Value Portfolio - Adviser Class	56	134	54	34
ING JPMorgan Mid Cap Value Portfolio - Service Class	2,614	3,160	2,441	3,729
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class	23	93	6	41
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	28,864	121,346	3,937	11,346
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class	80	223	22	17
ING Oppenheimer Global Portfolio - Adviser Class	144	57	89	46
ING Oppenheimer Global Portfolio - Initial Class	15,546	55,794	18,058	50,460
ING Oppenheimer Global Portfolio - Service Class	114	55	142	59
ING PIMCO Total Return Portfolio - Adviser Class	1,615	945	1,317	582
ING PIMCO Total Return Portfolio - Initial Class	77	-	-	-
ING PIMCO Total Return Portfolio - Service Class	42,234	29,678	65,731	20,241
ING Pioneer High Yield Portfolio - Initial Class	8,474	5,717	6,944	4,319
ING Pioneer High Yield Portfolio - Service Class	129	82	229	76
ING Solution 2015 Portfolio - Adviser Class	594	284	2,043	16,774
ING Solution 2015 Portfolio - Service Class	11,627	7,717	13,811	3,963
ING Solution 2015 Portfolio - Service 2 Class	2,926	3,146	17,927	3,526
ING Solution 2025 Portfolio - Adviser Class	86	31	1,566	20,444
ING Solution 2025 Portfolio - Service Class	15,714	5,043	16,642	3,520
ING Solution 2025 Portfolio - Service 2 Class	3,133	2,498	21,945	2,693
ING Solution 2035 Portfolio - Adviser Class	135	161	946	17,667
ING Solution 2035 Portfolio - Service Class	15,535	4,313	13,300	3,482

	Year Ended December 31			
	2011		2010	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING Solution 2035 Portfolio - Service 2 Class	$ 2,906	$ 2,424	$ 19,285	$ 3,075
ING Solution 2045 Portfolio - Adviser Class	84	37	822	12,634
ING Solution 2045 Portfolio - Service Class	11,495	2,551	9,900	2,037
ING Solution 2045 Portfolio - Service 2 Class	2,278	1,828	14,095	1,156
ING Solution 2055 Portfolio - Service Class	2,025	773	217	10
ING Solution 2055 Portfolio - Service 2 Class	184	81	157	-
ING Solution Growth Portfolio - Service Class	878	281	486	94
ING Solution Income Portfolio - Adviser Class	186	888	555	8,495
ING Solution Income Portfolio - Service Class	4,429	2,739	4,496	1,998
ING Solution Income Portfolio - Service 2 Class	711	3,020	8,513	3,477
ING Solution Moderate Portfolio - Service Class	950	349	938	167
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	44	68	98	54
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	11,488	34,229	11,233	23,810
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	140	95	141	54
ING T. Rowe Price Growth Equity Portfolio - Adviser Class	197	231	240	279
ING T. Rowe Price Growth Equity Portfolio - Initial Class	8,566	21,121	10,023	19,530
ING T. Rowe Price Growth Equity Portfolio - Service Class	457	408	296	156
ING Templeton Foreign Equity Portfolio - Adviser Class	325	110	112	24
ING Templeton Foreign Equity Portfolio - Initial Class	4,946	10,736	6,066	9,417
ING Templeton Foreign Equity Portfolio - Service Class	31	21	29	5
ING Thornburg Value Portfolio - Adviser Class	456	114	67	142
ING Thornburg Value Portfolio - Initial Class	9,871	14,703	6,004	10,571
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	23	12	8	18
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	1,631	10,330	2,854	9,820
ING UBS U.S. Large Cap Equity Portfolio - Service Class	2	-	4	-
ING Series Fund, Inc.:				
ING Core Equity Research Fund - Class A	40	49	165	113
ING Strategic Allocation Portfolios, Inc.:				
ING Strategic Allocation Conservative Portfolio - Class I	6,827	5,045	5,941	6,465
ING Strategic Allocation Growth Portfolio - Class I	4,923	5,492	5,920	6,087
ING Strategic Allocation Moderate Portfolio - Class I	7,662	8,811	6,988	5,824
ING Variable Funds:				
ING Growth and Income Portfolio - Class A	351	82	156	22
ING Growth and Income Portfolio - Class I	22,593	140,388	84,713	130,885
ING Growth and Income Portfolio - Class S	6,887	1,064	487	59
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 5	5	185	7	239
ING GET U.S. Core Portfolio - Series 6	62	1,840	41	173
ING GET U.S. Core Portfolio - Series 7	26	454	32	333
ING GET U.S. Core Portfolio - Series 8	6	19	8	9
ING GET U.S. Core Portfolio - Series 9	3	40	3	7
ING GET U.S. Core Portfolio - Series 10	1	16	2	8
ING GET U.S. Core Portfolio - Series 11	1	1	1	1

| | Year Ended December 31 | | | |
| | 2011 | | 2010 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Portfolios, Inc.:				
ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class	$ 2	$ -	$ -	$ -
ING BlackRock Science and Technology Opportunities Portfolio - Class I	10,264	9,103	6,732	6,047
ING Index Plus LargeCap Portfolio - Class I	9,472	33,589	12,099	34,377
ING Index Plus LargeCap Portfolio - Class S	75	35	25	90
ING Index Plus MidCap Portfolio - Class I	12,306	33,956	14,311	33,790
ING Index Plus MidCap Portfolio - Class S	42	244	174	146
ING Index Plus SmallCap Portfolio - Class I	5,978	16,554	8,323	11,076
ING Index Plus SmallCap Portfolio - Class S	80	52	10	6
ING International Index Portfolio - Class I	3,349	2,982	2,910	2,853
ING International Index Portfolio - Class S	26	30	14	18
ING Russell™ Large Cap Growth Index Portfolio - Class I	2,786	1,447	2,005	1,298
ING Russell™ Large Cap Growth Index Portfolio - Class S	421	360	162	62
ING Russell™ Large Cap Index Portfolio - Class I	3,585	1,523	3,182	2,078
ING Russell™ Large Cap Index Portfolio - Class S	-	1	9	-
ING Russell™ Large Cap Value Index Portfolio - Class I	62	20	86	22
ING Russell™ Large Cap Value Index Portfolio - Class S	1,496	1,027	1,336	918
ING Russell™ Mid Cap Growth Index Portfolio - Class S	2,134	1,411	1,357	564
ING Russell™ Mid Cap Index Portfolio - Class I	2,978	1,387	2,386	550
ING Russell™ Small Cap Index Portfolio - Class I	3,493	1,702	3,035	530
ING Small Company Portfolio - Class I	4,758	13,878	7,705	10,751
ING Small Company Portfolio - Class S	48	4	12	9
ING U.S. Bond Index Portfolio - Class I	7,014	3,093	3,810	2,498
ING Variable Products Trust:				
ING International Value Portfolio - Class I	5,567	14,904	7,026	26,928
ING International Value Portfolio - Class S	40	49	36	56
ING MidCap Opportunities Portfolio - Class I	12,540	2,978	8,292	2,248
ING MidCap Opportunities Portfolio - Class S	346	804	1,889	141
ING SmallCap Opportunities Portfolio - Class I	4,682	3,525	6,075	1,610
ING SmallCap Opportunities Portfolio - Class S	17	147	128	18
Invesco Growth Series:				
Invesco Mid Cap Core Equity Fund - Class A	1,252	974	3,099	748
Invesco Small Cap Growth Fund - Class A	12	19	7	5
Invesco Investment Funds:				
Invesco Endeavor Fund - Class A	-	-	-	-
Invesco Global Health Care Fund - Investor Class	138	144	29	18
Invesco Sector Funds:				
Invesco U.S. Small Cap Value Fund - Class Y	5,537	11,228	3,896	753
Invesco Van Kampen Small Cap Value Fund - Class A	79	104	142	109
Invesco Van Kampen Small Cap Value Fund - Class Y	12,536	1,751	-	-
Invesco Variable Insurance Funds:				
Invesco V.I. Capital Appreciation Fund - Series I Shares	777	2,441	878	2,029
Invesco V.I. Core Equity Fund - Series I Shares	1,492	4,869	1,510	4,728

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year Ended December 31 | | | |
| | 2011 | | 2010 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Janus Aspen Series:				
Janus Aspen Series Balanced Portfolio - Institutional Shares	$ 27	$ 106	$ 22	$ 55
Janus Aspen Series Enterprise Portfolio - Institutional Shares	14	51	20	60
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	12	11	10	7
Janus Aspen Series Janus Portfolio - Institutional Shares	5	26	3	14
Janus Aspen Series Worldwide Portfolio - Institutional Shares	12	43	19	49
The Lazard Funds, Inc.:				
Lazard Emerging Markets Equity Portfolio - Open Shares	-	-	-	-
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	2,209	736	1,507	467
LKCM Funds:				
LKCM Aquinas Growth Fund	30	61	36	35
Loomis Sayles Funds I:				
Loomis Sayles Small Cap Value Fund - Retail Class	3,584	693	1,717	388
Lord Abbett Developing Growth Fund, Inc.:				
Lord Abbett Developing Growth Fund, Inc. - Class A	66	1	18	-
Lord Abbett Investment Trust:				
Lord Abbett Core Fixed Income Fund - Class A	49	2	4	-
Lord Abbett Mid Cap Value Fund, Inc.:				
Lord Abbett Mid-Cap Value Fund, Inc. - Class A	218	272	210	97
Lord Abbett Research Fund, Inc.:				
Lord Abbett Small-Cap Value Fund - Class A	144	681	194	133
Lord Abbett Securities Trust:				
Lord Abbett Fundamental Equity Fund - Class A	49	-	-	-
Lord Abbett Series Fund, Inc.:				
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	6,986	10,438	3,889	13,915
Massachusetts Investors Growth Stock Fund:				
Massachusetts Investors Growth Stock Fund - Class A	67	11	72	43
Neuberger Berman Equity Funds®:				
Neuberger Berman Genesis Fund® - Trust Class	69	1	-	-
Neuberger Berman Socially Responsive Fund® - Trust Class	5,245	1,427	2,549	274
New Perspective Fund®, Inc.:				
New Perspective Fund®, Inc. - Class R-3	356	799	491	551
New Perspective Fund®, Inc. - Class R-4	7,518	6,720	9,857	4,117
Oppenheimer Capital Appreciation Fund:				
Oppenheimer Capital Appreciation Fund - Class A	107	155	133	249
Oppenheimer Developing Markets Fund:				
Oppenheimer Developing Markets Fund - Class A	26,123	29,240	38,216	20,090
Oppenheimer Gold & Special Minerals Fund:				
Oppenheimer Gold & Special Minerals Fund - Class A	9	32	38	-
Oppenheimer International Bond Fund:				
Oppenheimer International Bond Fund - Class A	92	3	52	-
Oppenheimer Variable Account Funds:				
Oppenheimer Global Securities/VA	7	62	9	36
Oppenheimer Global Strategic Income Fund/VA	7	10	11	8
Oppenheimer Main Street Fund®/VA	1	9	1	9
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	989	1,730	2,356	2,093
Oppenheimer Small- & Mid-Cap Growth Fund/VA	-	4	-	4

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year Ended December 31 | | | |
| | 2011 | | 2010 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Parnassus Income Funds:				
Parnassus Equity Income Fund - Investor Shares	$ 39	$ 1	$ -	$ -
Pax World Funds Series Trust I:				
Pax World Balanced Fund - Individual Investor Class	3,533	7,259	4,145	10,370
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	53,005	18,659	48,198	9,360
Pioneer High Yield Fund:				
Pioneer High Yield Fund - Class A	783	1,075	786	1,010
Pioneer Strategic Income Fund:				
Pioneer Strategic Income Fund - Class A	257	3	-	-
Pioneer Variable Contracts Trust:				
Pioneer Emerging Markets VCT Portfolio - Class I	2,400	7,469	5,213	7,641
Pioneer High Yield VCT Portfolio - Class I	4,942	2,742	4,149	3,351
Pioneer Mid Cap Value VCT Portfolio - Class I	-	-	1	1
RiverSource® Investment Series, Inc.:				
Columbia Diversified Equity Income Fund - Class R-3	13	101	92	181
Columbia Diversified Equity Income Fund - Class R-4	2,219	1,203	2,119	628
The Royce Fund:				
Royce Total Return Fund - Class K	-	-	-	-
SmallCap World Fund, Inc.:				
SMALLCAP World Fund® - Class R-4	3,233	2,376	5,217	1,917
T. Rowe Price Mid-Cap Value Fund, Inc.:				
T. Rowe Price Mid-Cap Value Fund - R Class	110	223	118	432
T. Rowe Price Value Fund, Inc.:				
T. Rowe Price Value Fund - Advisor Class	46	29	50	14
Templeton Funds, Inc.:				
Templeton Foreign Fund - Class A	305	132	263	364
Templeton Income Trust:				
Templeton Global Bond Fund - Class A	38,534	17,258	49,416	8,740
Thornburg Investment Trust:				
Thornburg International Value Fund - Class R4	65	1	-	-
USAA Investment Trust:				
USAA Precious Metals and Minerals Fund - Adviser Shares	7,465	1,027	-	-
Vanguard® Variable Insurance Fund:				
Diversified Value Portfolio	5	11	7	10
Equity Income Portfolio	52	28	58	10
Small Company Growth Portfolio	6	25	8	18
The Victory Portfolios:				
Victory Small Company Opportunity Fund - Class R	1	-	-	-
Wanger Advisors Trust:				
Wanger International	8,482	3,664	9,186	1,765
Wanger Select	8,850	13,817	18,361	4,041
Wanger USA	12,896	3,653	7,428	2,071
Washington Mutual Investors Fund℠, Inc.:				
Washington Mutual Investors Fund℠, Inc. - Class R-3	606	848	564	642
Washington Mutual Investors Fund℠, Inc. - Class R-4	8,751	7,101	7,556	7,792

| | Year Ended December 31 | | | |
| | 2011 | | 2010 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Wells Fargo Funds Trust:				
Wells Fargo Advantage Small Cap Value Fund - Class A	$ 18	$ 16	$ 24	$ 12
Wells Fargo Advantage Special Small Cap Values Fund - Class A	3,782	11,868	7,877	9,446

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

8.   Changes in Units

The changes in units outstanding were as follows:

| | Year Ended December 31 | | | | | |
| | 2011 | | | 2010 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
The Alger Funds II:						
Alger Green Fund - Class A	45,978	37,803	8,175	141,653	117,849	23,804
AllianceBernstein Growth and Income Fund, Inc.:						
AllianceBernstein Growth and Income Fund, Inc. - Class A	11,229	14,060	(2,831)	16,793	19,248	(2,455)
AllianceBernstein Variable Products Series Fund, Inc.:						
AllianceBernstein Growth and Income Portfolio - Class A	8,272	8,882	(610)	4,582	7,123	(2,541)
Allianz Funds:						
Allianz NFJ Dividend Value Fund - Class A	7,160	13,176	(6,016)	18,336	10,513	7,823
Allianz NFJ Large-Cap Value Fund - Institutional Class	212,727	72,516	140,211	151,788	83,349	68,439
Allianz NFJ Small-Cap Value Fund - Class A	11,905	12,400	(495)	13,769	30,584	(16,815)
Amana Mutual Funds Trust:						
Amana Growth Fund	1,503,344	596,113	907,231	1,482,984	525,369	957,615
Amana Income Fund	1,561,603	692,444	869,159	1,908,155	417,788	1,490,367
American Balanced Fund®, Inc.:						
American Balanced Fund® - Class R-3	247,967	299,153	(51,186)	196,819	223,903	(27,084)
American Century Government Income Trust:						
American Century Inflation-Adjusted Bond Fund - Investor Class	2,983,286	1,106,208	1,877,078	1,713,749	953,052	760,697
American Century Quantitative Equity Funds, Inc.:						
American Century Income & Growth Fund - A Class	143,298	129,427	13,871	147,928	162,308	(14,380)
American Funds American Mutual Fund®:						
American Funds American Mutual Fund® - Class R-4	574	-	574	-	-	-
Ariel Investment Trust:						
Ariel Appreciation Fund	36,207	43,421	(7,214)	27,362	20,375	6,987
Ariel Fund	363,536	279,935	83,601	204,877	126,738	78,139
Artisan Funds, Inc.:						
Artisan International Fund - Investor Shares	209,175	160,594	48,581	407,387	334,222	73,165

227

| | Year Ended December 31 | | | | | |
| | 2011 | | | 2010 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Aston Funds:						
Aston/Fairpointe Mid Cap Fund - Class N	417,977	155,269	262,708	295,252	45,847	249,405
BlackRock Equity Dividend Fund:						
BlackRock Equity Dividend Fund - Investor A Shares	25,625	1,647	23,978	15,481	2	15,479
BlackRock Mid Cap Value Opportunities Series, Inc.:						
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	383,017	189,349	193,668	439,373	175,323	264,050
The Bond Fund of America^{SM}, Inc.:						
The Bond Fund of America^{SM}, Inc. - Class R-4	421,875	370,880	50,995	816,433	640,049	176,384
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	250,371	378,281	(127,910)	271,534	359,124	(87,590)
Capital World Growth & Income Fund^{SM}, Inc.:						
Capital World Growth & Income Fund^{SM}, Inc. - Class R-3	14,291	7,630	6,661	31,876	6,500	25,376
Cohen & Steers Realty Shares, Inc.						
Cohen & Steers Realty Shares	122,771	51,287	71,484	-	-	-
Columbia Acorn Trust:						
Columbia^{SM} Acorn Fund® - Class A	5,535	613	4,922	653	-	653
Columbia^{SM} Acorn Fund® - Class Z	555,268	174,473	380,795	547,398	190,910	356,488
Columbia Funds Series Trust:						
Columbia Mid Cap Value Fund - Class A	147,759	133,356	14,403	192,754	164,606	28,148
Columbia Mid Cap Value Fund - Class Z	466,216	182,395	283,821	233,762	122,114	111,648
CRM Mutual Fund Trust:						
CRM Mid Cap Value Fund - Investor Shares	10,184	9,340	844	25,071	15,235	9,836
Dodge & Cox Funds:						
Dodge & Cox International Stock Fund	13,940	422	13,518	299	-	299
Dodge & Cox Stock Fund	2,198	-	2,198	-	-	-
DWS Institutional Funds:						
DWS Equity 500 Index Fund - Class S	5,643	2,294	3,349	5,995	834	5,161
Eaton Vance Special Investment Trust:						
Eaton Vance Large-Cap Value Fund - Class R	2,344	1,609	735	4,154	2,380	1,774

		Year Ended December 31				
	2011			**2010**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
EuroPacific Growth Fund®:						
EuroPacific Growth Fund® - Class R-3	298,079	391,134	(93,055)	331,860	310,727	21,133
EuroPacific Growth Fund® - Class R-4	3,740,227	4,038,723	(298,496)	4,549,396	3,844,161	705,235
Fidelity® Contrafund®:						
Fidelity® Advisor New Insights Fund - Institutional Class	24,980	6,470	18,510	4,438	1,311	3,127
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	2,242,225	3,425,223	(1,182,998)	2,256,647	3,350,761	(1,094,114)
Fidelity® VIP Growth Portfolio - Initial Class	2,439,098	2,928,549	(489,451)	2,917,042	3,363,027	(445,985)
Fidelity® VIP High Income Portfolio - Initial Class	340,019	381,872	(41,853)	341,067	356,462	(15,395)
Fidelity® VIP Overseas Portfolio - Initial Class	521,630	656,206	(134,576)	485,201	696,533	(211,332)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	7,330,581	8,462,908	(1,132,327)	13,914,298	15,157,315	(1,243,017)
Fidelity® VIP Index 500 Portfolio - Initial Class	472,827	625,749	(152,922)	519,762	603,631	(83,869)
Fidelity® Variable Insurance Products III:						
Fidelity® VIP Mid Cap Portfolio - Initial Class	278,671	296,206	(17,535)	327,822	162,279	165,543
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	108,957	126,312	(17,355)	81,496	112,973	(31,477)
Franklin Mutual Series Fund Inc.:						
Mutual Global Discovery Fund - Class R	87,145	144,144	(56,999)	95,666	84,722	10,944
Franklin Strategic Series:						
Franklin Small-Mid Cap Growth Fund - Class A	46,437	44,360	2,077	24,433	27,280	(2,847)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	1,868,751	2,168,041	(299,290)	2,577,541	2,064,161	513,380
Fundamental Investors℠, Inc.:						
Fundamental Investors℠, Inc. - Class R-3	90,364	54,483	35,881	116,011	91,342	24,669
Fundamental Investors℠, Inc. - Class R-4	1,199,786	1,052,135	147,651	1,813,422	1,012,664	800,758
The Growth Fund of America®, Inc.:						
The Growth Fund of America® - Class R-3	558,650	736,153	(177,503)	583,377	540,230	43,147
The Growth Fund of America® - Class R-4	4,354,240	6,267,949	(1,913,709)	5,996,832	5,604,283	392,549

229

	Year Ended December 31					
	2011			2010		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Hartford Mutual Funds, Inc.:						
The Hartford Capital Appreciation Fund - Class R4	21,916	20,568	1,348	23,938	7,398	16,540
The Hartford Dividend And Growth Fund - Class R4	2,198	3,872	(1,674)	7,345	3,186	4,159
The Income Fund of America®, Inc.:						
The Income Fund of America® - Class R-3	100,519	94,333	6,186	98,192	100,523	(2,331)
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class I	1,326,562	3,069,646	(1,743,084)	4,712,385	6,226,402	(1,514,017)
ING Equity Trust:						
ING Real Estate Fund - Class A	84,411	87,388	(2,977)	58,754	63,710	(4,956)
ING Value Choice Fund - Class A	398	184	214	-	-	-
ING Funds Trust:						
ING GNMA Income Fund - Class A	170,899	182,791	(11,892)	225,619	246,338	(20,719)
ING Intermediate Bond Fund - Class A	105,608	180,505	(74,897)	168,473	176,344	(7,871)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class I	3,765,002	4,310,213	(545,211)	8,540,074	9,440,580	(900,506)
ING Intermediate Bond Portfolio - Class S	35,798	5,661	30,137	16,271	5,163	11,108
ING Investors Trust:						
ING Artio Foreign Portfolio - Service Class	353,077	721,395	(368,318)	1,873,339	2,319,747	(446,408)
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	530,814	465,080	65,734	348,758	368,725	(19,967)
ING BlackRock Inflation Protected Bond Portfolio - Adviser Class	6,915	-	6,915	-	-	-
ING BlackRock Large Cap Growth Portfolio - Institutional Class	2,148,326	2,232,277	(83,951)	1,379,091	1,833,561	(454,470)
ING BlackRock Large Cap Growth Portfolio - Service Class	65,252	32,298	32,954	29,851	28,224	1,627
ING BlackRock Large Cap Growth Portfolio - Service 2 Class	10,775	5,718	5,057	6,631	4,385	2,246
ING Clarion Global Real Estate Portfolio - Adviser Class	250	-	250	-	-	-
ING Clarion Global Real Estate Portfolio - Institutional Class	1,829,946	1,880,112	(50,166)	1,823,495	1,682,944	140,551
ING Clarion Real Estate Portfolio - Adviser Class	1,853	55	1,798	-	-	-
ING Clarion Real Estate Portfolio - Institutional Class	129,503	123,702	5,801	188,549	164,687	23,862
ING Clarion Real Estate Portfolio - Service Class	1,965,228	1,684,181	281,047	2,281,454	1,566,442	715,012
ING Core Growth and Income Portfolio - Service Class	494,979	2,962,346	(2,467,367)	1,572,144	796,234	775,910
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	1,726,596	1,232,467	494,129	1,681,609	946,393	735,216

Year Ended December 31

	2011			2010		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING FMR℠ Diversified Mid Cap Portfolio - Service 2 Class	1,546	147	1,399	-	-	-
ING Global Resources Portfolio - Adviser Class	246	-	246	-	-	-
ING Global Resources Portfolio - Institutional Class	-	-	-	-	(1)	1
ING Global Resources Portfolio - Service Class	3,929,243	3,738,886	190,357	4,664,897	4,393,098	271,799
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	501,723	609,138	(107,415)	693,986	580,260	113,726
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	3,522	6,188	(2,666)	15,568	20,467	(4,899)
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	416,171	654,089	(237,918)	561,100	730,974	(169,874)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	391,473	564,440	(172,967)	1,010,554	1,109,677	(99,123)
ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class	975	-	975	-	-	-
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	325,301	160,671	164,630	264,664	122,654	142,010
ING Large Cap Growth Portfolio - Adviser Class	13,547	2,579	10,968	-	-	-
ING Large Cap Growth Portfolio - Institutional Class	15,143,063	2,270,000	12,873,063	-	-	-
ING Large Cap Growth Portfolio - Service Class	119,762	311,721	(191,959)	229,020	40,374	188,646
ING Large Cap Value Portfolio - Institutional Class	15,598,606	7,324,577	8,274,029	3,778,950	4,975,372	(1,196,422)
ING Large Cap Value Portfolio - Service Class	120,854	26,502	94,352	342	386	(44)
ING Lord Abbett Growth and Income Portfolio - Institutional Class	109,250	9,259,371	(9,150,121)	2,505,921	2,951,079	(445,158)
ING Lord Abbett Growth and Income Portfolio - Service Class	709	83,618	(82,909)	12,251	9,403	2,848
ING Marsico Growth Portfolio - Institutional Class	339,657	356,752	(17,095)	371,058	331,264	39,794
ING Marsico Growth Portfolio - Service Class	33,722	28,792	4,930	37,453	27,544	9,909
ING MFS Total Return Portfolio - Adviser Class	13,769	10,292	3,477	9,981	1,922	8,059
ING MFS Total Return Portfolio - Institutional Class	624,541	1,079,643	(455,102)	668,223	991,313	(323,090)
ING MFS Total Return Portfolio - Service Class	357,365	439,753	(82,388)	469,670	601,463	(131,793)
ING MFS Utilities Portfolio - Service Class	847,213	696,790	150,423	757,963	796,916	(38,953)
ING Morgan Stanley Global Franchise Portfolio - Adviser Class	1,493	-	1,493	-	-	-
ING PIMCO High Yield Portfolio - Adviser Class	3,009	50	2,959	-	-	-
ING PIMCO High Yield Portfolio - Institutional Class	536,889	330,515	206,374	461,543	248,772	212,771
ING PIMCO High Yield Portfolio - Service Class	845,070	704,179	140,891	1,108,112	680,043	428,069
ING Pioneer Fund Portfolio - Institutional Class	412,781	394,635	18,146	720,447	411,607	308,840

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year Ended December 31 | | | | | |
| | 2011 | | | 2010 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Pioneer Fund Portfolio - Service Class	18,423	36,150	(17,727)	9,923	3,402	6,521
ING Pioneer Mid Cap Value Portfolio - Institutional Class	1,632,079	2,392,531	(760,452)	2,032,649	2,437,870	(405,221)
ING Pioneer Mid Cap Value Portfolio - Service Class	27,093	27,927	(834)	29,001	29,996	(995)
ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class	19,664	4,547	15,117	-	-	-
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	8,658,513	6,099,671	2,558,842	9,237,628	4,820,009	4,417,619
ING T. Rowe Price Equity Income Portfolio - Adviser Class	30,214	19,911	10,303	19,049	39,742	(20,693)
ING T. Rowe Price Equity Income Portfolio - Service Class	1,417,824	1,693,804	(275,980)	7,831,293	9,108,724	(1,277,431)
ING T. Rowe Price International Stock Portfolio - Adviser Class	2,172	571	1,601	375	13,730	(13,355)
ING T. Rowe Price International Stock Portfolio - Service Class	199,414	213,436	(14,022)	220,238	331,857	(111,619)
ING Templeton Global Growth Portfolio - Institutional Class	15,342	13,885	1,457	13,875	17,890	(4,015)
ING Templeton Global Growth Portfolio - Service Class	224,056	181,115	42,941	139,183	146,600	(7,417)
ING U.S. Stock Index Portfolio - Institutional Class	103,395	44,402	58,993	140,789	23,860	116,929
ING Money Market Portfolio:						
ING Money Market Portfolio - Class I	12,927,417	12,756,153	171,264	13,974,028	17,020,686	(3,046,658)
ING Mutual Funds:						
ING Global Real Estate Fund - Class A	2,102	870	1,232	6,325	5,062	1,263
ING International Capital Appreciation Fund - Class I	784	1,370	(586)	1,231	678	553
ING International SmallCap Multi-Manager Fund - Class A	14,785	36,931	(22,146)	35,060	50,962	(15,902)
ING Partners, Inc.:						
ING American Century Small-Mid Cap Value Portfolio - Adviser Class	3,671	807	2,864	2,108	1,158	950
ING American Century Small-Mid Cap Value Portfolio - Initial Class	494	15	479	-	-	-
ING American Century Small-Mid Cap Value Portfolio - Service Class	798,721	807,683	(8,962)	2,426,715	2,317,165	109,550
ING Baron Small Cap Growth Portfolio - Adviser Class	9,563	12,264	(2,701)	9,407	4,853	4,554
ING Baron Small Cap Growth Portfolio - Service Class	1,947,175	2,032,531	(85,356)	2,947,533	3,123,153	(175,620)
ING Columbia Small Cap Value II Portfolio - Adviser Class	36,182	13,749	22,433	74	-	74
ING Columbia Small Cap Value II Portfolio - Service Class	350,253	268,426	81,827	231,564	174,917	56,647
ING Davis New York Venture Portfolio - Service Class	192,362	305,032	(112,670)	321,444	318,964	2,480
ING Fidelity® VIP Mid Cap Portfolio - Service Class	225,045	616,337	(391,292)	306,486	188,422	118,064
ING Global Bond Portfolio - Adviser Class	2,663	7,749	(5,086)	21,680	7,267	14,413

| | **Year Ended December 31** | | | | | |
| | **2011** | | | **2010** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING Global Bond Portfolio - Initial Class	4,000,136	4,251,527	(251,391)	3,677,388	3,552,941	124,447
ING Global Bond Portfolio - Service Class	121,701	139,022	(17,321)	50,911	19,317	31,594
ING Index Solution 2015 Portfolio - Initial Class	891	-	891	-	-	-
ING Index Solution 2015 Portfolio - Service Class	41,746	2,413	39,333	5,073	2	5,071
ING Index Solution 2015 Portfolio - Service 2 Class	39,861	29,740	10,121	84,908	22,639	62,269
ING Index Solution 2025 Portfolio - Initial Class	5,946	-	5,946	-	-	-
ING Index Solution 2025 Portfolio - Service Class	13,767	12,000	1,767	2,061	-	2,061
ING Index Solution 2025 Portfolio - Service 2 Class	101,430	55,060	46,370	184,454	52,425	132,029
ING Index Solution 2035 Portfolio - Initial Class	3,566	462	3,104	-	-	-
ING Index Solution 2035 Portfolio - Service Class	15,139	10,109	5,030	1,915	(1)	1,916
ING Index Solution 2035 Portfolio - Service 2 Class	90,551	44,279	46,272	116,799	24,333	92,466
ING Index Solution 2045 Portfolio - Initial Class	1,217	-	1,217	-	-	-
ING Index Solution 2045 Portfolio - Service Class	1,486	17	1,469	38	-	38
ING Index Solution 2045 Portfolio - Service 2 Class	50,563	18,046	32,517	56,448	7,523	48,925
ING Index Solution 2055 Portfolio - Initial Class	35	-	35	-	-	-
ING Index Solution 2055 Portfolio - Service Class	7,450	1,848	5,602	256	-	256
ING Index Solution 2055 Portfolio - Service 2 Class	5,660	862	4,798	18	1	17
ING Index Solution Income Portfolio - Service Class	56,971	5,760	51,211	-	-	-
ING Index Solution Income Portfolio - Service 2 Class	3,857	1,676	2,181	21,957	7,068	14,889
ING Invesco Van Kampen Comstock Portfolio - Adviser Class	3,233	3,387	(154)	1,829	3,578	(1,749)
ING Invesco Van Kampen Comstock Portfolio - Service Class	607,096	941,170	(334,074)	1,016,974	1,479,441	(462,467)
ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class	14,297	2,776	11,521	1,009	3,078	(2,069)
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	3,230,645	4,541,528	(1,310,883)	2,632,160	4,163,581	(1,531,421)
ING Invesco Van Kampen Equity and Income Portfolio - Service Class	1,364	855	509	1,707	487	1,220
ING JPMorgan Mid Cap Value Portfolio - Adviser Class	4,337	10,335	(5,998)	4,019	2,298	1,721
ING JPMorgan Mid Cap Value Portfolio - Service Class	386,702	417,534	(30,832)	473,470	546,831	(73,361)
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class	608	9,192	(8,584)	633	4,742	(4,109)
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	97,997	9,130,419	(9,032,422)	1,401,390	1,979,797	(578,407)
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class	2,089	18,402	(16,313)	2,792	2,168	624

233

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year Ended December 31 | | | | | |
| | 2011 | | | 2010 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING Oppenheimer Global Portfolio - Adviser Class	11,592	4,855	6,737	7,591	4,199	3,392
ING Oppenheimer Global Portfolio - Initial Class	5,014,563	8,223,514	(3,208,951)	6,708,567	9,861,179	(3,152,612)
ING Oppenheimer Global Portfolio - Service Class	7,423	3,859	3,564	10,273	4,632	5,641
ING PIMCO Total Return Portfolio - Adviser Class	80,738	42,289	38,449	86,452	35,474	50,978
ING PIMCO Total Return Portfolio - Initial Class	7,652	67	7,585	-	-	-
ING PIMCO Total Return Portfolio - Service Class	5,362,700	5,384,576	(21,876)	8,136,537	5,431,508	2,705,029
ING Pioneer High Yield Portfolio - Initial Class	968,504	863,802	104,702	1,619,389	1,490,029	129,360
ING Pioneer High Yield Portfolio - Service Class	19,735	17,773	1,962	17,444	7,091	10,353
ING Solution 2015 Portfolio - Adviser Class	33,488	7,037	26,451	338,670	1,640,501	(1,301,831)
ING Solution 2015 Portfolio - Service Class	1,868,878	1,636,193	232,685	1,816,759	981,431	835,328
ING Solution 2015 Portfolio - Service 2 Class	706,826	762,808	(55,982)	1,937,267	640,594	1,296,673
ING Solution 2025 Portfolio - Adviser Class	7,271	2,677	4,594	354,162	2,076,046	(1,721,884)
ING Solution 2025 Portfolio - Service Class	2,503,508	1,694,726	808,782	2,635,373	1,461,678	1,173,695
ING Solution 2025 Portfolio - Service 2 Class	745,378	726,430	18,948	2,274,477	566,788	1,707,689
ING Solution 2035 Portfolio - Adviser Class	12,311	14,293	(1,982)	286,562	1,799,158	(1,512,596)
ING Solution 2035 Portfolio - Service Class	2,399,857	1,485,358	914,499	2,231,641	1,349,651	881,990
ING Solution 2035 Portfolio - Service 2 Class	622,211	603,092	19,119	1,936,436	511,170	1,425,266
ING Solution 2045 Portfolio - Adviser Class	4,229	434	3,795	194,723	1,258,940	(1,064,217)
ING Solution 2045 Portfolio - Service Class	1,894,220	1,147,485	746,735	2,036,203	1,300,711	735,492
ING Solution 2045 Portfolio - Service 2 Class	435,737	409,744	25,993	1,407,049	265,282	1,141,767
ING Solution 2055 Portfolio - Service Class	191,599	80,464	111,135	20,098	926	19,172
ING Solution 2055 Portfolio - Service 2 Class	17,375	8,707	8,668	16,896	1,810	15,086
ING Solution Growth Portfolio - Service Class	98,395	36,165	62,230	61,688	17,428	44,260
ING Solution Income Portfolio - Adviser Class	14,120	72,389	(58,269)	105,787	797,829	(692,042)
ING Solution Income Portfolio - Service Class	525,658	424,762	100,896	606,445	415,137	191,308
ING Solution Income Portfolio - Service 2 Class	152,073	369,335	(217,262)	841,314	383,001	458,313
ING Solution Moderate Portfolio - Service Class	101,108	42,837	58,271	103,183	23,722	79,461
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	3,011	4,768	(1,757)	7,074	3,075	3,999
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	2,987,974	4,455,573	(1,467,599)	3,792,667	4,816,050	(1,023,383)

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year Ended December 31 | | | | | |
| | 2011 | | | 2010 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	12,421	8,632	3,789	20,190	12,596	7,594
ING T. Rowe Price Growth Equity Portfolio - Adviser Class	18,295	21,090	(2,795)	22,737	26,602	(3,865)
ING T. Rowe Price Growth Equity Portfolio - Initial Class	1,836,940	2,279,039	(442,099)	3,311,494	3,495,977	(184,483)
ING T. Rowe Price Growth Equity Portfolio - Service Class	60,573	55,997	4,576	80,134	68,009	12,125
ING Templeton Foreign Equity Portfolio - Adviser Class	42,657	20,292	22,365	12,053	1,716	10,337
ING Templeton Foreign Equity Portfolio - Initial Class	1,320,471	2,097,122	(776,651)	1,550,476	2,117,048	(566,572)
ING Templeton Foreign Equity Portfolio - Service Class	7,170	6,217	953	2,929	530	2,399
ING Thornburg Value Portfolio - Adviser Class	44,733	17,127	27,606	4,945	12,571	(7,626)
ING Thornburg Value Portfolio - Initial Class	890,698	1,171,010	(280,312)	709,235	977,392	(268,157)
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	2,196	1,186	1,010	838	1,977	(1,139)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	367,446	1,005,809	(638,363)	566,138	1,093,397	(527,259)
ING UBS U.S. Large Cap Equity Portfolio - Service Class	246	-	246	494	(1)	495
ING Series Fund, Inc.:						
ING Core Equity Research Fund - Class A	12,973	13,552	(579)	16,078	12,366	3,712
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class I	588,721	545,084	43,637	747,516	814,139	(66,623)
ING Strategic Allocation Growth Portfolio - Class I	721,640	796,849	(75,209)	940,285	1,038,631	(98,346)
ING Strategic Allocation Moderate Portfolio - Class I	893,158	1,047,207	(154,049)	923,628	964,343	(40,715)
ING Variable Funds:						
ING Growth and Income Portfolio - Class A	34,567	7,934	26,633	17,534	2,142	15,392
ING Growth and Income Portfolio - Class I	3,234,740	8,466,661	(5,231,921)	7,435,484	8,643,832	(1,208,348)
ING Growth and Income Portfolio - Class S	746,696	150,865	595,831	61,797	17,685	44,112
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 5	-	17,588	(17,588)	-	22,229	(22,229)
ING GET U.S. Core Portfolio - Series 6	-	178,447	(178,447)	-	13,528	(13,528)
ING GET U.S. Core Portfolio - Series 7	-	41,033	(41,033)	2,652	32,470	(29,818)
ING GET U.S. Core Portfolio - Series 8	-	1,222	(1,222)	2,206	2,470	(264)
ING GET U.S. Core Portfolio - Series 9	-	3,652	(3,652)	-	481	(481)
ING GET U.S. Core Portfolio - Series 10	-	1,543	(1,543)	-	635	(635)
ING GET U.S. Core Portfolio - Series 11	-	8	(8)	-	29	(29)

235

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Year Ended December 31					
	2011			2010		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class	262	-	262	-	-	-
ING BlackRock Science and Technology Opportunities Portfolio - Class I	3,845,670	3,644,092	201,578	3,661,949	3,451,937	210,012
ING Index Plus LargeCap Portfolio - Class I	1,908,535	3,425,158	(1,516,623)	2,520,283	4,135,055	(1,614,772)
ING Index Plus LargeCap Portfolio - Class S	6,678	3,138	3,540	1,875	9,062	(7,187)
ING Index Plus MidCap Portfolio - Class I	2,206,087	3,194,471	(988,384)	4,076,518	5,133,360	(1,056,842)
ING Index Plus MidCap Portfolio - Class S	3,850	20,710	(16,860)	16,709	15,052	1,657
ING Index Plus SmallCap Portfolio - Class I	1,187,003	1,837,098	(650,095)	1,680,563	1,872,272	(191,709)
ING Index Plus SmallCap Portfolio - Class S	8,484	5,753	2,731	1,274	821	453
ING International Index Portfolio - Class I	652,390	642,818	9,572	635,621	702,663	(67,042)
ING International Index Portfolio - Class S	1,759	2,148	(389)	1,854	2,371	(517)
ING Russell™ Large Cap Growth Index Portfolio - Class I	250,605	157,536	93,069	197,098	143,691	53,407
ING Russell™ Large Cap Growth Index Portfolio - Class S	47,175	43,117	4,058	19,313	11,164	8,149
ING Russell™ Large Cap Index Portfolio - Class I	666,388	447,636	218,752	585,390	480,629	104,761
ING Russell™ Large Cap Index Portfolio - Class S	-	35	(35)	698	15	683
ING Russell™ Large Cap Value Index Portfolio - Class I	4,635	1,581	3,054	10,217	5,704	4,513
ING Russell™ Large Cap Value Index Portfolio - Class S	145,739	110,586	35,153	116,940	101,661	15,279
ING Russell™ Mid Cap Growth Index Portfolio - Class S	201,408	156,834	44,574	140,230	87,096	53,134
ING Russell™ Mid Cap Index Portfolio - Class I	418,472	270,989	147,483	368,526	163,485	205,041
ING Russell™ Small Cap Index Portfolio - Class I	461,382	295,679	165,703	390,566	133,652	256,914
ING Small Company Portfolio - Class I	891,207	1,216,714	(325,507)	1,396,919	1,446,648	(49,729)
ING Small Company Portfolio - Class S	3,269	245	3,024	584	324	260
ING U.S. Bond Index Portfolio - Class I	724,398	407,676	316,722	463,662	354,446	109,216
ING Variable Products Trust:						
ING International Value Portfolio - Class I	940,040	1,721,098	(781,058)	4,793,317	6,475,410	(1,682,093)
ING International Value Portfolio - Class S	3,371	4,711	(1,340)	2,662	4,962	(2,300)
ING MidCap Opportunities Portfolio - Class I	1,207,850	646,052	561,798	828,669	416,673	411,996
ING MidCap Opportunities Portfolio - Class S	66,193	99,938	(33,745)	195,227	19,773	175,454
ING SmallCap Opportunities Portfolio - Class I	1,173,326	1,057,523	115,803	932,173	472,610	459,563
ING SmallCap Opportunities Portfolio - Class S	1,327	10,320	(8,993)	10,799	1,303	9,496

	Year Ended December 31					
	2011			2010		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Invesco Growth Series:						
Invesco Mid Cap Core Equity Fund - Class A	123,436	114,044	9,392	410,411	228,358	182,053
Invesco Small Cap Growth Fund - Class A	777	1,409	(632)	567	375	192
Invesco Investment Funds:						
Invesco Endeavor Fund - Class A	12	-	12	-	-	-
Invesco Global Health Care Fund - Investor Class	6,490	6,952	(462)	3,564	3,182	382
Invesco Sector Funds:						
Invesco U.S. Small Cap Value Fund - Class Y	380,216	843,667	(463,451)	492,901	210,227	282,674
Invesco Van Kampen Small Cap Value Fund - Class A	8,719	10,521	(1,802)	10,424	8,777	1,647
Invesco Van Kampen Small Cap Value Fund - Class Y	1,227,672	203,653	1,024,019	-	-	-
Invesco Variable Insurance Funds:						
Invesco V.I. Capital Appreciation Fund - Series I Shares	364,883	530,972	(166,089)	405,953	541,733	(135,780)
Invesco V.I. Core Equity Fund - Series I Shares	491,114	817,693	(326,579)	692,392	1,030,987	(338,595)
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	502	4,840	(4,338)	555	1,795	(1,240)
Janus Aspen Series Enterprise Portfolio - Institutional Shares	638	1,936	(1,298)	1,111	2,728	(1,617)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	596	3,256	(2,660)	334	370	(36)
Janus Aspen Series Janus Portfolio - Institutional Shares	133	1,264	(1,131)	181	827	(646)
Janus Aspen Series Worldwide Portfolio - Institutional Shares	701	2,386	(1,685)	749	2,609	(1,860)
The Lazard Funds, Inc.:						
Lazard Emerging Markets Equity Portfolio - Open Shares	3	19	(16)	16	-	16
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	319,194	154,166	165,028	3,079,970	2,951,821	128,149
LKCM Funds:						
LKCM Aquinas Growth Fund	24,980	23,598	1,382	8,459	8,186	273
Loomis Sayles Funds I:						
Loomis Sayles Small Cap Value Fund - Retail Class	426,317	171,051	255,266	229,861	93,438	136,423
Lord Abbett Developing Growth Fund, Inc.:						
Lord Abbett Developing Growth Fund, Inc. - Class A	6,620	2,549	4,071	1,330	-	1,330
Lord Abbett Investment Trust:						
Lord Abbett Core Fixed Income Fund - Class A	4,680	186	4,494	373	-	373

237

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Year Ended December 31

	2011			2010		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Lord Abbett Mid Cap Value Fund, Inc.:						
Lord Abbett Mid-Cap Value Fund, Inc. - Class A	70,508	73,959	(3,451)	60,884	51,265	9,619
Lord Abbett Research Fund, Inc.:						
Lord Abbett Small-Cap Value Fund - Class A	26,472	55,454	(28,982)	22,890	18,549	4,341
Lord Abbett Securities Trust:						
Lord Abbett Fundamental Equity Fund - Class A	5,471	1,620	3,851	-	-	-
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	1,618,785	1,811,827	(193,042)	2,860,586	3,672,153	(811,567)
Massachusetts Investors Growth Stock Fund:						
Massachusetts Investors Growth Stock Fund - Class A	27,552	23,357	4,195	11,225	8,553	2,672
Neuberger Berman Equity Funds®:						
Neuberger Berman Genesis Fund® - Trust Class	5,514	35	5,479	-	-	-
Neuberger Berman Socially Responsive Fund® - Trust Class	693,763	352,421	341,342	352,938	116,809	236,129
New Perspective Fund®, Inc.:						
New Perspective Fund®, Inc. - Class R-3	106,824	137,030	(30,206)	76,107	82,396	(6,289)
New Perspective Fund®, Inc. - Class R-4	1,214,021	1,182,941	31,080	1,572,107	1,185,274	386,833
Oppenheimer Capital Appreciation Fund:						
Oppenheimer Capital Appreciation Fund - Class A	12,403	16,627	(4,224)	20,859	32,637	(11,778)
Oppenheimer Developing Markets Fund:						
Oppenheimer Developing Markets Fund - Class A	1,258,395	1,364,201	(105,806)	1,586,240	1,325,152	261,088
Oppenheimer Gold & Special Minerals Fund:						
Oppenheimer Gold & Special Minerals Fund - Class A	2,807	4,409	(1,602)	2,145	-	2,145
Oppenheimer International Bond Fund:						
Oppenheimer International Bond Fund - Class A	8,520	771	7,749	4,839	8	4,831
Oppenheimer Variable Account Funds:						
Oppenheimer Global Securities/VA	476	2,767	(2,291)	727	2,086	(1,359)
Oppenheimer Global Strategic Income Fund/VA	246	595	(349)	194	494	(300)
Oppenheimer Main Street Fund®/VA	-	926	(926)	-	933	(933)
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	218,051	270,198	(52,147)	350,892	324,799	26,093
Oppenheimer Small- & Mid-Cap Growth Fund/VA	-	464	(464)	-	479	(479)

238

Year Ended December 31

	2011			2010		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Parnassus Income Funds:						
Parnassus Equity Income Fund - Investor Shares	2,997	-	2,997	-	-	-
Pax World Funds Series Trust I:						
Pax World Balanced Fund - Individual Investor Class	674,437	992,935	(318,498)	1,037,222	1,637,613	(600,391)
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	5,687,875	3,878,698	1,809,177	5,319,825	2,559,581	2,760,244
Pioneer High Yield Fund:						
Pioneer High Yield Fund - Class A	129,379	164,025	(34,646)	103,633	138,528	(34,895)
Pioneer Strategic Income Fund:						
Pioneer Strategic Income Fund - Class A	22,477	163	22,314	-	-	-
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	774,618	1,293,891	(519,273)	1,520,737	1,791,851	(271,114)
Pioneer High Yield VCT Portfolio - Class I	609,893	537,946	71,947	525,939	542,695	(16,756)
Pioneer Mid Cap Value VCT Portfolio - Class I	7	-	7	87	87	-
RiverSource® Investment Series, Inc.:						
Columbia Diversified Equity Income Fund - Class R-3	1,425	11,122	(9,697)	48,573	60,606	(12,033)
Columbia Diversified Equity Income Fund - Class R-4	427,205	327,715	99,490	565,912	386,517	179,395
The Royce Fund:						
Royce Total Return Fund - Class K	3	-	3	-	-	-
SmallCap World Fund, Inc.:						
SMALLCAP World Fund® - Class R-4	506,249	422,821	83,428	926,596	570,640	355,956
T. Rowe Price Mid-Cap Value Fund, Inc.:						
T. Rowe Price Mid-Cap Value Fund - R Class	22,130	31,238	(9,108)	35,244	56,857	(21,613)
T. Rowe Price Value Fund, Inc.:						
T. Rowe Price Value Fund - Advisor Class	4,348	2,876	1,472	4,551	944	3,607
Templeton Funds, Inc.:						
Templeton Foreign Fund - Class A	56,362	46,312	10,050	53,808	63,196	(9,388)
Templeton Income Trust:						
Templeton Global Bond Fund - Class A	3,398,232	3,032,077	366,155	4,006,876	2,510,372	1,496,504
Thornburg Investment Trust:						
Thornburg International Value Fund - Class R4	5,386	19	5,367	-	-	-

| | Year Ended December 31 | | | | | |
| | 2011 | | | 2010 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
USAA Investment Trust:						
USAA Precious Metals and Minerals Fund - Adviser Shares	761,742	210,142	551,600	-	-	-
Vanguard® Variable Insurance Fund:						
Diversified Value Portfolio	279	813	(534)	457	824	(367)
Equity Income Portfolio	3,888	2,399	1,489	9,470	5,731	3,739
Small Company Growth Portfolio	3,823	5,230	(1,407)	916	1,760	(844)
The Victory Portfolios:						
Victory Small Company Opportunity Fund - Class R	110	-	110	-	-	-
Wanger Advisors Trust:						
Wanger International	1,331,698	1,027,764	303,934	1,863,069	1,094,125	768,944
Wanger Select	1,615,339	2,027,808	(412,469)	2,768,704	1,782,379	986,325
Wanger USA	1,285,069	878,753	406,316	1,143,820	717,960	425,860
Washington Mutual Investors Fund^{SM}, Inc.:						
Washington Mutual Investors Fund^{SM}, Inc. - Class R-3	167,382	195,225	(27,843)	193,839	211,201	(17,362)
Washington Mutual Investors Fund^{SM}, Inc. - Class R-4	1,751,765	1,711,423	40,342	2,121,584	2,260,584	(139,000)
Wells Fargo Funds Trust:						
Wells Fargo Advantage Small Cap Value Fund - Class A	1,482	1,465	17	1,874	812	1,062
Wells Fargo Advantage Special Small Cap Values Fund - Class A	731,511	1,052,948	(321,437)	1,213,703	1,269,628	(55,925)

9.   Unit Summary

A summary of units outstanding at December 31, 2011 follows:

Division/Contract	Units	Unit Value	Extended Value
Alger Green Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP11	11.573	$ 8.48	$ 98
ING MAP PLUS NP18	165.085	8.37	1,382
ING MAP PLUS NP26	410.341	8.25	3,385
Qualified V	2.116	13.06	28
Qualified VI	33,166.764	13.12	435,148
Qualified XII (0.25)	15.442	13.47	208
Qualified XII (0.30)	160.735	13.45	2,162
Qualified XII (0.40)	4.045	13.42	54
Qualified XII (0.50)	626.539	13.38	8,383
Qualified XII (0.55)	80.778	13.36	1,079
Qualified XII (0.60)	70.668	13.35	943
Qualified XII (0.70)	2,569.330	13.31	34,198
Qualified XII (0.75)	6,116.829	13.29	81,293
Qualified XII (0.80)	1,423.727	13.28	18,907
Qualified XII (0.85)	8,945.155	13.26	118,613
Qualified XII (0.95)	5,953.669	13.22	78,708
Qualified XII (1.00)	25,734.343	13.21	339,951
Qualified XII (1.05)	232.339	13.19	3,065
Qualified XII (1.10)	668.970	13.17	8,810
Qualified XII (1.15)	1,075.437	13.15	14,142
Qualified XII (1.20)	13.795	13.14	181
Qualified XII (1.25)	3,363.202	13.12	44,125
Qualified XII (1.30)	19.025	13.10	249
Qualified XII (1.35)	762.137	13.08	9,969
Qualified XII (1.40)	49.384	13.07	645
Qualified XII (1.45)	416.652	13.05	5,437
Qualified XVI	910.074	13.03	11,858
Qualified XXVII	26,468.933	13.48	356,801
Qualified XXXIV	1,259.990	13.24	16,682
Qualified XXXVIII	1,803.133	13.56	24,450
Qualified LIV	46.484	13.28	617
	122,546.694		$ 1,621,571
AllianceBernstein Growth and Income Fund, Inc. - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	4.340	$ 11.32	$ 49
ING MAP PLUS NP13	3,765.764	11.15	41,988
ING MAP PLUS NP15	4,971.632	11.06	54,986
ING MAP PLUS NP19	6,668.838	10.89	72,624
ING MAP PLUS NP23	204.615	10.71	2,191
	15,615.189		$ 171,838

Division/Contract	Units	Unit Value	Extended Value
AllianceBernstein Growth and Income Portfolio - Class A			
Contracts in accumulation period:			
Qualified X (1.15)	17,313.294	$ 11.57	$ 200,315
Qualified X (1.25)	23,794.944	11.48	273,166
	41,108.238		$ 473,481
Allianz NFJ Dividend Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP13	5,004.512	$ 14.03	$ 70,213
ING MAP PLUS NP17	7,791.571	13.95	108,692
	12,796.083		$ 178,905
Allianz NFJ Large-Cap Value Fund - Institutional Class			
Contracts in accumulation period:			
Qualified XLII	370,099.333	$ 8.19	$ 3,031,114
Qualified LIV	3,993.727	7.95	31,750
	374,093.060		$ 3,062,864
Allianz NFJ Small-Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP8	2,654.444	$ 18.68	$ 49,585
ING MAP PLUS NP11	1,901.983	18.46	35,111
ING MAP PLUS NP14	2,742.107	18.25	50,043
ING MAP PLUS NP15	171.937	18.17	3,124
ING MAP PLUS NP17	1,048.884	18.03	18,911
ING MAP PLUS NP18	1,332.674	17.96	23,935
ING MAP PLUS NP21	8,858.194	17.75	157,233
ING MAP PLUS NP23	3,158.376	17.61	55,619
ING MAP PLUS NP28	30.995	17.26	535
ING MAP PLUS NP30	43.207	17.13	740
	21,942.801		$ 394,836
Amana Growth Fund			
Contracts in accumulation period:			
ING Custom Choice 62	2,071.904	$ 13.61	$ 28,199
ING Custom Choice 65	936.573	13.92	13,037
ING MAP PLUS NP11	5,479.688	13.79	75,565
ING MAP PLUS NP13	248.389	13.75	3,415
ING MAP PLUS NP17	13,409.066	13.68	183,436
ING MAP PLUS NP18	84.250	13.66	1,151
ING MAP PLUS NP23	1,090.365	13.57	14,796
ING MAP PLUS NP26	843.069	13.52	11,398
ING MAP PLUS NP28	2,165.398	13.48	29,190
Qualified VI	336,271.134	13.61	4,576,650
Qualified XII (0.00)	8,320.648	11.09	92,276
Qualified XII (0.05)	54,724.184	14.07	769,969
Qualified XII (0.30)	19,812.694	10.97	217,345
Qualified XII (0.40)	9,072.816	10.94	99,257
Qualified XII (0.50)	19,896.275	10.90	216,869
Qualified XII (0.55)	3,805.015	10.88	41,399
Qualified XII (0.60)	6,114.198	10.86	66,400
Qualified XII (0.65)	23,976.280	10.85	260,143
Qualified XII (0.70)	8,888.423	10.83	96,262

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Amana Growth Fund (continued)			
Qualified XII (0.75)	231,386.164	$ 10.81	$ 2,501,284
Qualified XII (0.80)	29,213.613	10.79	315,215
Qualified XII (0.85)	199,119.755	10.77	2,144,520
Qualified XII (0.90)	2,167.438	10.76	23,322
Qualified XII (0.95)	65,872.608	10.74	707,472
Qualified XII (1.00)	1,059,045.715	10.72	11,352,970
Qualified XII (1.05)	1,670.055	10.70	17,870
Qualified XII (1.10)	13,561.092	10.68	144,832
Qualified XII (1.15)	1,768.747	10.67	18,873
Qualified XII (1.20)	7,014.470	10.65	74,704
Qualified XII (1.25)	40,445.484	10.63	429,935
Qualified XII (1.30)	679.615	10.61	7,211
Qualified XII (1.35)	494.741	10.59	5,239
Qualified XII (1.40)	4,952.810	10.58	52,401
Qualified XII (1.45)	17.380	10.56	184
Qualified XII (1.50)	1,504.834	10.54	15,861
Qualified XVI	10,347.346	13.52	139,896
Qualified XXVII	157,697.720	13.87	2,187,267
Qualified XXXIV	242.531	10.79	2,617
Qualified XXXVIII	11,175.922	11.09	123,941
Qualified XLIII	93.226	13.79	1,286
Qualified LIV	42,817.728	13.77	589,600
Qualified LVI	12,153.215	13.97	169,780
	2,410,652.578		$ 27,823,037
Amana Income Fund			
Contracts in accumulation period:			
ING Custom Choice 62	1,729.272	$ 13.40	$ 23,172
ING Custom Choice 65	1,089.115	13.70	14,921
ING MAP PLUS NP8	2,533.172	13.63	34,527
ING MAP PLUS NP11	2,308.168	13.58	31,345
ING MAP PLUS NP16	977.114	13.49	13,181
ING MAP PLUS NP18	260.506	13.45	3,504
ING MAP PLUS NP21	29.596	13.40	397
ING MAP PLUS NP22	229.233	13.38	3,067
ING MAP PLUS NP23	1,429.674	13.36	19,100
ING MAP PLUS NP26	550.846	13.31	7,332
Qualified VI	490,629.610	13.40	6,574,437
Qualified XII (0.05)	64,747.186	13.85	896,749
Qualified XII (0.30)	25,060.349	11.37	284,936
Qualified XII (0.40)	19,394.878	11.33	219,744
Qualified XII (0.50)	17,812.705	11.29	201,105
Qualified XII (0.55)	888.754	11.27	10,016
Qualified XII (0.60)	10,379.916	11.25	116,774
Qualified XII (0.65)	30,652.705	11.23	344,230
Qualified XII (0.70)	36,413.326	11.21	408,193
Qualified XII (0.75)	536,141.325	11.20	6,004,783
Qualified XII (0.80)	74,524.808	11.18	833,187
Qualified XII (0.85)	307,772.632	11.16	3,434,743

Division/Contract	Units	Unit Value	Extended Value
Amana Income Fund (continued)			
Qualified XII (0.90)	1,046.048	$ 11.14	$ 11,653
Qualified XII (0.95)	103,854.922	11.12	1,154,867
Qualified XII (1.00)	802,324.323	11.10	8,905,800
Qualified XII (1.05)	63.713	11.08	706
Qualified XII (1.10)	22,336.818	11.06	247,045
Qualified XII (1.15)	3,378.518	11.05	37,333
Qualified XII (1.20)	1,772.784	11.03	19,554
Qualified XII (1.25)	46,766.296	11.01	514,897
Qualified XII (1.35)	488.466	10.97	5,358
Qualified XII (1.40)	1,716.388	10.95	18,794
Qualified XII (1.45)	0.989	10.94	11
Qualified XII (1.50)	1,614.243	10.92	17,628
Qualified XVI	17,407.537	13.31	231,694
Qualified XXVII	588,358.311	13.94	8,201,715
Qualified XXXIV	1,345.785	11.17	15,032
Qualified XXXVIII	18,982.724	11.48	217,922
Qualified XLIII	132.505	13.58	1,799
Qualified LIV	94,261.961	13.56	1,278,192
Qualified LVI	4,237.836	13.76	58,313
	3,335,645.057		$ 40,417,756
American Balanced Fund® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	25,430.844	$ 13.50	$ 343,316
ING MAP PLUS NP6	766.319	13.24	10,146
ING MAP PLUS NP8	44,233.033	13.14	581,222
ING MAP PLUS NP9	147,369.115	13.08	1,927,588
ING MAP PLUS NP11	8,504.324	12.98	110,386
ING MAP PLUS NP12	119.129	12.93	1,540
ING MAP PLUS NP13	473.788	12.88	6,102
ING MAP PLUS NP14	16,759.617	12.83	215,026
ING MAP PLUS NP15	27,910.668	12.78	356,698
ING MAP PLUS NP16	3,435.521	12.73	43,734
ING MAP PLUS NP17	13,680.982	12.68	173,475
ING MAP PLUS NP18	5,311.825	12.63	67,088
ING MAP PLUS NP19	13,863.177	12.58	174,399
ING MAP PLUS NP20	54,471.069	12.53	682,522
ING MAP PLUS NP21	55,804.850	12.48	696,445
ING MAP PLUS NP22	2,068.566	12.43	25,712
ING MAP PLUS NP23	8,057.427	12.38	99,751
ING MAP PLUS NP24	2,262.600	12.33	27,898
ING MAP PLUS NP25	13.349	12.28	164
ING MAP PLUS NP26	1,801.564	12.23	22,033
ING MAP PLUS NP27	9,761.286	12.19	118,990
ING MAP PLUS NP28	661.748	12.14	8,034
ING MAP PLUS NP29	1,070.717	12.09	12,945
ING MAP PLUS NP30	975.320	12.04	11,743
ING MAP PLUS NP32	748.919	11.95	8,950
	445,555.757		$ 5,725,907

Division/Contract	Units	Unit Value	Extended Value
American Century Inflation-Adjusted Bond Fund - Investor Class			
Contracts in accumulation period:			
ING Custom Choice 62	9,300.150	$ 12.43	$ 115,601
ING Custom Choice 65	5,865.520	12.72	74,609
ING MAP PLUS NP9	13,403.994	12.60	168,890
ING MAP PLUS NP11	49,703.574	12.57	624,774
ING MAP PLUS NP12	3,175.925	12.55	39,858
ING MAP PLUS NP17	8,262.273	12.47	103,031
ING MAP PLUS NP18	1,883.646	12.45	23,451
ING MAP PLUS NP23	8,887.551	12.37	109,939
ING MAP PLUS NP26	4,223.562	12.32	52,034
ING MAP PLUS NP32	69.047	12.22	844
Qualified V	208.864	12.38	2,586
Qualified VI	591,125.743	12.43	7,347,693
Qualified VIII	155.385	12.43	1,931
Qualified XII (0.00)	4,742.487	12.85	60,941
Qualified XII (0.25)	9,470.381	12.77	120,937
Qualified XII (0.30)	2,392.329	12.75	30,502
Qualified XII (0.40)	20,751.149	12.72	263,955
Qualified XII (0.50)	18,127.541	12.68	229,857
Qualified XII (0.55)	274.030	12.67	3,472
Qualified XII (0.60)	5,162.770	12.65	65,309
Qualified XII (0.65)	20,226.507	12.63	255,461
Qualified XII (0.70)	16,893.453	12.62	213,195
Qualified XII (0.75)	142,893.615	12.60	1,800,460
Qualified XII (0.80)	88,785.468	12.58	1,116,921
Qualified XII (0.85)	296,243.072	12.57	3,723,775
Qualified XII (0.90)	11,764.077	12.55	147,639
Qualified XII (0.95)	94,772.938	12.53	1,187,505
Qualified XII (1.00)	419,595.978	12.52	5,253,342
Qualified XII (1.05)	16,980.445	12.50	212,256
Qualified XII (1.10)	13,100.242	12.48	163,491
Qualified XII (1.15)	18,747.460	12.47	233,781
Qualified XII (1.20)	1,740.869	12.45	21,674
Qualified XII (1.25)	49,935.732	12.43	620,701
Qualified XII (1.30)	154.187	12.42	1,915
Qualified XII (1.40)	4,209.331	12.39	52,154
Qualified XII (1.50)	768.119	12.35	9,486
Qualified XVI	13,052.321	12.35	161,196
Qualified XXVII	1,424,630.822	12.49	17,793,639
Qualified XXXIV	735.246	12.55	9,227
Qualified XXXVIII	23,328.643	12.85	299,773
Qualified XLIII	237.948	12.60	2,998
Qualified LIV	13,466.710	12.58	169,411
Qualified LVI	54,758.394	12.77	699,265
	3,484,207.498		$ 43,589,479

Division/Contract	Units	Unit Value	Extended Value
American Century Income & Growth Fund - A Class			
Contracts in accumulation period:			
Qualified XII (1.00)	289.355	$ 31.52	$ 9,120
Qualified XXVII	522,289.822	10.19	5,322,133
	522,579.177		$ 5,331,253
American Funds American Mutual Fund® - Class R-4			
Contracts in accumulation period:			
Qualified XII (0.75)	88.000	$ 10.54	$ 928
Qualified XII (0.95)	12.332	10.52	130
Qualified XII (1.00)	266.658	10.51	2,803
Qualified XII (1.25)	16.994	10.48	178
Qualified XII (1.40)	190.065	10.47	1,990
	574.049		$ 6,029
Ariel Appreciation Fund			
Contracts in accumulation period:			
ING MAP PLUS NP6	3,854.370	$ 12.66	$ 48,796
ING MAP PLUS NP8	15,036.553	12.56	188,859
ING MAP PLUS NP9	2,370.928	12.51	29,660
ING MAP PLUS NP11	10,573.579	12.42	131,324
ING MAP PLUS NP13	1,474.348	12.32	18,164
ING MAP PLUS NP14	3,259.446	12.27	39,993
ING MAP PLUS NP15	12,728.669	12.22	155,544
ING MAP PLUS NP17	128.366	12.13	1,557
ING MAP PLUS NP18	10.822	12.08	131
ING MAP PLUS NP19	1.902	12.03	23
ING MAP PLUS NP21	807.557	11.93	9,634
ING MAP PLUS NP22	1,074.453	11.89	12,775
ING MAP PLUS NP23	2,891.824	11.84	34,239
ING MAP PLUS NP26	201.662	11.70	2,359
ING MAP PLUS NP28	82.232	11.61	955
ING MAP PLUS NP32	443.184	11.43	5,066
	54,939.895		$ 679,079
Ariel Fund			
Contracts in accumulation period:			
ING Custom Choice 62	473.144	$ 10.10	$ 4,779
ING Custom Choice 65	5,887.346	10.25	60,345
ING MAP PLUS NP8	11,836.193	11.58	137,063
ING MAP PLUS NP9	7,336.951	11.53	84,595
ING MAP PLUS NP13	3,268.905	11.35	37,102
ING MAP PLUS NP14	15,939.312	11.30	180,114
ING MAP PLUS NP15	21,622.503	11.26	243,469
ING MAP PLUS NP17	24,556.202	11.17	274,293
ING MAP PLUS NP19	1,522.902	11.08	16,874
ING MAP PLUS NP20	6,628.966	11.04	73,184
ING MAP PLUS NP21	1,100.062	11.00	12,101
ING MAP PLUS NP22	779.283	10.95	8,533
ING MAP PLUS NP23	4,247.740	10.91	46,343
ING MAP PLUS NP25	1,314.392	10.82	14,222
ING MAP PLUS NP26	728.092	10.78	7,849

Division/Contract	Units	Unit Value	Extended Value
Ariel Fund (continued)			
ING MAP PLUS NP27	90.995	$ 10.74	$ 977
ING MAP PLUS NP28	193.389	10.70	2,069
Qualified VI	83,460.428	10.10	842,950
Qualified XII (0.25)	96.460	15.99	1,542
Qualified XII (0.40)	895.691	15.74	14,098
Qualified XII (0.50)	1,579.221	15.58	24,604
Qualified XII (0.60)	691.125	15.41	10,650
Qualified XII (0.65)	322.701	15.33	4,947
Qualified XII (0.70)	1,273.542	15.25	19,422
Qualified XII (0.75)	2,131.423	15.17	32,334
Qualified XII (0.80)	3,312.687	15.09	49,988
Qualified XII (0.85)	37,165.784	10.17	377,976
Qualified XII (0.90)	335.413	14.94	5,011
Qualified XII (0.95)	9,880.426	10.15	100,286
Qualified XII (1.00)	21,326.042	10.15	216,459
Qualified XII (1.05)	1,821.095	10.14	18,466
Qualified XII (1.10)	2,225.634	10.13	22,546
Qualified XII (1.15)	693.691	10.12	7,020
Qualified XII (1.25)	2,015.001	10.10	20,352
Qualified XVI	295.746	10.06	2,975
Qualified XXXIV	1,532.969	10.16	15,575
Qualified XXXVIII	814.180	10.31	8,394
Qualified LIV	6,050.946	10.18	61,599
Qualified LVI	299.388	10.27	3,075
	285,745.970		$ 3,064,181
Artisan International Fund - Investor Shares			
Contracts in accumulation period:			
ING Custom Choice 62	303.845	$ 7.35	$ 2,233
ING Custom Choice 65	496.047	7.58	3,760
ING MAP PLUS NP16	54.087	12.80	692
ING MAP PLUS NP26	108.181	12.63	1,366
Qualified VI	136,629.699	7.35	1,004,228
Qualified XII (0.20)	1,380.660	7.96	10,990
Qualified XII (0.25)	315.628	7.94	2,506
Qualified XII (0.30)	2,545.540	7.92	20,161
Qualified XII (0.40)	960.735	7.89	7,580
Qualified XII (0.50)	4,979.483	7.85	39,089
Qualified XII (0.55)	500.737	7.83	3,921
Qualified XII (0.60)	4,373.657	7.81	34,158
Qualified XII (0.65)	803.300	7.79	6,258
Qualified XII (0.70)	3,072.716	7.78	23,906
Qualified XII (0.75)	3,213.071	7.76	24,933
Qualified XII (0.80)	12,104.111	7.74	93,686
Qualified XII (0.85)	37,155.484	7.72	286,840
Qualified XII (0.90)	908.039	7.70	6,992
Qualified XII (0.95)	22,313.518	7.69	171,591
Qualified XII (1.00)	67,625.673	7.67	518,689
Qualified XII (1.05)	2,254.191	7.65	17,245

Division/Contract	Units	Unit Value	Extended Value
Artisan International Fund - Investor Shares (continued)			
Qualified XII (1.10)	1,716.817	$ 7.63	$ 13,099
Qualified XII (1.15)	2,106.012	7.61	16,027
Qualified XII (1.20)	3,035.121	7.60	23,067
Qualified XII (1.25)	17,881.748	7.58	135,544
Qualified XII (1.40)	223.578	7.53	1,684
Qualified XIII	1,072.412	7.43	7,968
Qualified XVI	3,729.645	7.29	27,189
Qualified XXXIV	269.119	7.49	2,016
Qualified XXXVIII	196.330	7.70	1,512
Qualified LIV	19,330.699	7.47	144,400
Qualified LVI	2,654.060	7.63	20,250
	354,313.943		$ 2,673,580
Aston/Fairpointe Mid Cap Fund - Class N			
Contracts in accumulation period:			
ING Custom Choice 62	1,156.211	$ 10.81	$ 12,499
Qualified VI	169,341.080	10.81	1,830,577
Qualified XII (0.25)	2,700.448	10.99	29,678
Qualified XII (0.30)	6,840.215	10.98	75,106
Qualified XII (0.40)	6,340.695	10.96	69,494
Qualified XII (0.50)	1,591.321	10.94	17,409
Qualified XII (0.55)	2,154.501	10.94	23,570
Qualified XII (0.60)	2,692.322	10.93	29,427
Qualified XII (0.65)	513.772	10.92	5,610
Qualified XII (0.70)	2,086.897	10.91	22,768
Qualified XII (0.75)	5,734.718	10.90	62,508
Qualified XII (0.80)	10,537.319	10.89	114,751
Qualified XII (0.85)	62,049.691	10.88	675,101
Qualified XII (0.90)	796.635	10.87	8,659
Qualified XII (0.95)	28,311.969	10.86	307,468
Qualified XII (1.00)	151,639.246	10.85	1,645,286
Qualified XII (1.05)	85.253	10.85	925
Qualified XII (1.10)	2,132.989	10.84	23,122
Qualified XII (1.20)	765.716	10.82	8,285
Qualified XII (1.25)	10,039.445	10.81	108,526
Qualified XII (1.40)	282.205	10.78	3,042
Qualified XII (1.50)	32.292	10.77	348
Qualified XVI	988.219	10.77	10,643
Qualified XXXIV	141.701	10.87	1,540
Qualified XXXVIII	231.958	11.04	2,561
Qualified LIV	41,973.149	10.89	457,088
Qualified LVI	953.518	10.99	10,479
	512,113.485		$ 5,556,470

Division/Contract	Units	Unit Value	Extended Value
BlackRock Equity Dividend Fund - Investor A Shares			
Contracts in accumulation period:			
ING MAP PLUS NP4	2,181.371	$ 12.49	$ 27,245
ING MAP PLUS NP11	4,206.788	12.41	52,206
ING MAP PLUS NP13	935.378	12.38	11,580
ING MAP PLUS NP15	20,377.768	12.36	251,869
ING MAP PLUS NP18	3,711.422	12.33	45,762
ING MAP PLUS NP21	2,354.444	12.29	28,936
ING MAP PLUS NP23	456.502	12.27	5,601
ING MAP PLUS NP24	5,233.564	12.26	64,163
	39,457.237		$ 487,362
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares			
Contracts in accumulation period:			
ING Custom Choice 62	145.971	$ 15.35	$ 2,241
ING Custom Choice 65	777.037	15.70	12,199
ING MAP PLUS NP11	20.866	15.62	326
ING MAP PLUS NP15	2,491.699	15.53	38,696
Qualified V	123.126	15.29	1,883
Qualified VI	111,689.476	15.35	1,714,433
Qualified XII (0.30)	3,972.475	15.74	62,527
Qualified XII (0.40)	2,717.817	15.70	42,670
Qualified XII (0.50)	3,988.017	15.66	62,452
Qualified XII (0.55)	219.910	15.64	3,439
Qualified XII (0.60)	454.978	15.62	7,107
Qualified XII (0.65)	1,317.459	15.60	20,552
Qualified XII (0.70)	3,538.609	15.58	55,132
Qualified XII (0.75)	9,254.932	15.55	143,914
Qualified XII (0.80)	10,239.614	15.53	159,021
Qualified XII (0.85)	34,682.565	15.51	537,927
Qualified XII (0.90)	548.081	15.49	8,490
Qualified XII (0.95)	13,667.942	15.47	211,443
Qualified XII (1.00)	46,799.651	15.45	723,055
Qualified XII (1.05)	2,629.537	15.43	40,574
Qualified XII (1.10)	3,469.137	15.41	53,459
Qualified XII (1.15)	31.706	15.39	488
Qualified XII (1.20)	626.910	15.37	9,636
Qualified XII (1.25)	15,178.864	15.35	232,996
Qualified XII (1.30)	54.654	15.33	838
Qualified XII (1.40)	95.337	15.29	1,458
Qualified XII (1.50)	395.313	15.25	6,029
Qualified XVI	1,417.664	15.25	21,619
Qualified XXVII	201,326.620	15.91	3,203,107
Qualified XXXIV	23.745	15.49	368
Qualified XXXVIII	1,649.730	15.87	26,181
Qualified XLIII	175.310	15.55	2,726
Qualified LIV	2,008.963	15.53	31,199
Qualified LVI	2,650.515	15.76	41,772
	478,384.230		$ 7,479,957

Division/Contract	Units	Unit Value	Extended Value
The Bond Fund of America^{SM}, Inc. - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	3,938.648	$ 10.99	$ 43,286
ING Custom Choice 65	430.188	11.34	4,878
Qualified VI	250,273.773	10.99	2,750,509
Qualified XII (0.20)	2,618.190	11.42	29,900
Qualified XII (0.30)	1,737.675	11.38	19,775
Qualified XII (0.40)	17,650.054	11.34	200,152
Qualified XII (0.50)	20,919.566	11.29	236,182
Qualified XII (0.55)	382.512	11.27	4,311
Qualified XII (0.60)	2,364.152	11.25	26,597
Qualified XII (0.65)	21,748.982	11.23	244,241
Qualified XII (0.70)	4,494.186	11.21	50,380
Qualified XII (0.75)	43,442.248	11.19	486,119
Qualified XII (0.80)	36,203.253	11.17	404,390
Qualified XII (0.85)	89,164.448	11.15	994,184
Qualified XII (0.90)	97.303	11.13	1,083
Qualified XII (0.95)	98,157.731	11.11	1,090,532
Qualified XII (1.00)	145,915.459	11.09	1,618,202
Qualified XII (1.05)	7,791.942	11.07	86,257
Qualified XII (1.10)	8,066.356	11.05	89,133
Qualified XII (1.15)	8,866.207	11.03	97,794
Qualified XII (1.20)	14,561.174	11.01	160,319
Qualified XII (1.25)	26,936.191	10.99	296,029
Qualified XII (1.40)	2,418.559	10.93	26,435
Qualified XII (1.45)	258.538	10.91	2,821
Qualified XII (1.50)	59.224	10.89	645
Qualified XIII	41.126	11.11	457
Qualified XV	3,225.714	11.11	35,838
Qualified XVI	2,007.819	10.89	21,865
Qualified XXXIV	213.557	11.19	2,390
Qualified XXXVIII	668.870	11.50	7,692
Qualified LIV	9,737.425	11.17	108,767
Qualified LVI	6,803.231	11.40	77,557
	831,194.301		$ 9,218,720
Calvert VP SRI Balanced Portfolio			
Currently payable annuity contracts:	17,000.456	$ 12.21	$ 207,576
Contracts in accumulation period:			
ING Custom Choice 62	737.064	11.80	8,697
Qualified V	294.163	23.80	7,001
Qualified VI	482,273.908	23.81	11,482,942
Qualified VIII	4,832.260	21.61	104,425
Qualified X (1.15)	18,118.437	12.37	224,125
Qualified X (1.25)	50,021.682	12.20	610,265
Qualified XII (0.05)	8,622.324	27.16	234,182
Qualified XII (0.20)	2,598.019	14.30	37,152
Qualified XII (0.25)	7,853.480	14.20	111,519
Qualified XII (0.30)	4,749.162	14.10	66,963
Qualified XII (0.35)	186.739	14.01	2,616

Division/Contract	Units	Unit Value	Extended Value
Calvert VP SRI Balanced Portfolio (continued)			
Qualified XII (0.40)	7,403.026	$ 19.44	$ 143,915
Qualified XII (0.50)	16,809.693	14.05	236,176
Qualified XII (0.55)	6,062.792	13.63	82,636
Qualified XII (0.60)	6,932.006	13.54	93,859
Qualified XII (0.65)	84,325.871	13.45	1,134,183
Qualified XII (0.70)	46,603.191	13.36	622,619
Qualified XII (0.75)	38,897.837	13.26	515,785
Qualified XII (0.80)	74,785.448	13.87	1,037,274
Qualified XII (0.85)	116,153.406	18.37	2,133,738
Qualified XII (0.90)	10,813.647	13.58	146,849
Qualified XII (0.95)	104,488.536	18.09	1,890,198
Qualified XII (1.00)	267,842.444	17.94	4,805,093
Qualified XII (1.05)	3,894.658	17.80	69,325
Qualified XII (1.10)	34,830.925	17.67	615,462
Qualified XII (1.15)	11,338.319	17.53	198,761
Qualified XII (1.20)	7,707.155	17.39	134,027
Qualified XII (1.25)	32,942.844	17.26	568,593
Qualified XII (1.30)	2,330.207	17.12	39,893
Qualified XII (1.40)	13,141.600	16.86	221,567
Qualified XII (1.45)	3,812.093	16.72	63,738
Qualified XII (1.50)	360.753	16.59	5,985
Qualified XV	3,676.599	24.91	91,584
Qualified XVI	21,626.696	22.95	496,333
Qualified XVII	500.269	23.81	11,911
Qualified XVIII	1,154.248	12.20	14,082
Qualified XXVII	374,178.666	32.50	12,160,807
Qualified XXVIII	77,495.157	32.25	2,499,219
Qualified XXXIV	9,971.234	9.72	96,920
Qualified XXXVI	3,540.644	12.71	45,002
Qualified XXXVIII	52,865.497	9.99	528,126
Qualified LIV	9,515.642	11.72	111,523
Qualified LVI	10,720.972	12.04	129,081
	2,054,009.769		$ 44,041,727
Capital World Growth & Income Fund[SM], Inc. - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP5	20.774	$ 12.69	$ 264
ING MAP PLUS NP11	8,822.919	12.59	111,081
ING MAP PLUS NP13	3,672.607	12.56	46,128
ING MAP PLUS NP14	6,800.196	12.54	85,274
ING MAP PLUS NP15	6,859.696	12.52	85,883
ING MAP PLUS NP16	285.868	12.51	3,576
ING MAP PLUS NP17	1,199.102	12.49	14,977
ING MAP PLUS NP18	67.353	12.47	840
ING MAP PLUS NP24	3,501.077	12.37	43,308
ING MAP PLUS NP26	1,935.720	12.34	23,887
	33,165.312		$ 415,218

Division/Contract	Units	Unit Value	Extended Value
Cohen & Steers Realty Shares			
Contracts in accumulation period:			
Qualified VI	24,589.462	$ 9.46	$ 232,616
Qualified XII (0.30)	12,148.069	9.51	115,528
Qualified XII (0.40)	120.062	9.51	1,142
Qualified XII (0.55)	51.687	9.50	491
Qualified XII (0.65)	129.482	9.49	1,229
Qualified XII (0.70)	1,368.044	9.49	12,983
Qualified XII (0.75)	4,234.577	9.49	40,186
Qualified XII (0.80)	7,373.485	9.48	69,901
Qualified XII (0.85)	2,180.699	9.48	20,673
Qualified XII (0.90)	15.578	9.48	148
Qualified XII (0.95)	2,045.219	9.47	19,368
Qualified XII (1.00)	14,335.178	9.47	135,754
Qualified XII (1.10)	11.042	9.47	105
Qualified XII (1.20)	266.303	9.46	2,519
Qualified XII (1.25)	462.219	9.46	4,373
Qualified XVI	988.352	9.44	9,330
Qualified LIV	655.819	9.48	6,217
Qualified LVI	509.077	9.52	4,846
	71,484.354		$ 677,409
Columbia^{SM} Acorn Fund® - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP15	2,643.880	$ 12.47	$ 32,969
ING MAP PLUS NP18	1,218.652	12.43	15,148
ING MAP PLUS NP20	285.438	12.41	3,542
ING MAP PLUS NP24	1,418.875	12.36	17,537
ING MAP PLUS NP26	8.371	12.34	103
	5,575.216		$ 69,299
Columbia^{SM} Acorn Fund® - Class Z			
Contracts in accumulation period:			
Qualified VI	3,002.615	$ 10.24	$ 30,747
Qualified XLII	1,009,091.814	10.72	10,817,464
	1,012,094.429		$ 10,848,211
Columbia Mid Cap Value Fund - Class A			
Contracts in accumulation period:			
ING Custom Choice 62	36.094	$ 9.11	$ 329
ING Custom Choice 65	116.715	9.40	1,097
ING MAP PLUS NP11	827.912	9.30	7,700
ING MAP PLUS NP15	6,293.861	9.23	58,092
ING MAP PLUS NP20	382.280	9.15	3,498
ING MAP PLUS NP21	3,194.488	9.13	29,166
ING MAP PLUS NP22	419.167	9.11	3,819
ING MAP PLUS NP23	939.165	9.10	8,546
ING MAP PLUS NP25	36.138	9.06	327
ING MAP PLUS NP26	1,629.480	9.05	14,747
ING MAP PLUS NP29	108.193	9.00	974
Qualified V	14.322	9.06	130
Qualified VI	76,361.402	9.11	695,652

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements**

Division/Contract	Units	Unit Value	Extended Value
Columbia Mid Cap Value Fund - Class A (continued)			
Qualified XII (0.30)	1,302.526	$ 9.43	$ 12,283
Qualified XII (0.40)	861.315	9.40	8,096
Qualified XII (0.50)	2,028.719	9.37	19,009
Qualified XII (0.55)	864.716	9.35	8,085
Qualified XII (0.60)	403.494	9.33	3,765
Qualified XII (0.65)	4,093.335	9.31	38,109
Qualified XII (0.70)	3,010.525	9.30	27,998
Qualified XII (0.75)	6,346.814	9.28	58,898
Qualified XII (0.80)	7,794.657	9.26	72,179
Qualified XII (0.85)	24,037.797	9.25	222,350
Qualified XII (0.95)	12,903.165	9.21	118,838
Qualified XII (1.00)	75,847.023	9.20	697,793
Qualified XII (1.05)	247.053	9.18	2,268
Qualified XII (1.10)	1,942.753	9.16	17,796
Qualified XII (1.15)	2,065.727	9.15	18,901
Qualified XII (1.20)	7,980.812	9.13	72,865
Qualified XII (1.25)	7,209.120	9.11	65,675
Qualified XII (1.40)	1,554.044	9.06	14,080
Qualified XII (1.45)	14.253	9.05	129
Qualified XII (1.50)	124.601	9.03	1,125
Qualified XIII	5,584.211	9.21	51,431
Qualified XV	1,585.840	9.21	14,606
Qualified XVI	1,501.862	9.03	13,562
Qualified XVII	263.661	9.11	2,402
Qualified XXI	142,363.997	9.26	1,318,291
Qualified LIV	10,759.279	9.26	99,631
Qualified LVI	88.263	9.45	834
	413,138.779		$ 3,805,076
Columbia Mid Cap Value Fund - Class Z			
Contracts in accumulation period:			
Qualified XLII	556,854.386	$ 9.63	$ 5,362,508
Qualified LIV	89.422	9.35	836
	556,943.808		$ 5,363,344
CRM Mid Cap Value Fund - Investor Shares			
Contracts in accumulation period:			
ING MAP PLUS NP6	338.336	$ 13.28	$ 4,493
ING MAP PLUS NP8	167.686	13.25	2,222
ING MAP PLUS NP11	7,676.120	13.19	101,248
ING MAP PLUS NP13	6,224.605	13.16	81,916
ING MAP PLUS NP18	183.452	13.07	2,398
ING MAP PLUS NP21	65.714	13.02	856
ING MAP PLUS NP23	103.547	12.99	1,345
ING MAP PLUS NP24	1,292.316	12.97	16,761
ING MAP PLUS NP26	383.896	12.93	4,964
	16,435.672		$ 216,203

253

Division/Contract	Units	Unit Value	Extended Value
Dodge & Cox International Stock Fund			
Contracts in accumulation period:			
ING MAP PLUS NP6	9,559.017	$ 9.89	$ 94,539
ING MAP PLUS NP8	1,212.499	9.87	11,967
ING MAP PLUS NP11	1,172.454	9.85	11,549
ING MAP PLUS NP13	147.786	9.83	1,453
ING MAP PLUS NP15	41.441	9.81	407
ING MAP PLUS NP21	1,200.282	9.75	11,703
ING MAP PLUS NP26	334.496	9.71	3,248
ING MAP PLUS NP28	148.934	9.69	1,443
	13,816.909		$ 136,309
Dodge & Cox Stock Fund			
Contracts in accumulation period:			
ING MAP PLUS NP14	2,157.075	$ 10.98	$ 23,685
ING MAP PLUS NP25	40.738	10.86	442
	2,197.813		$ 24,127
DWS Equity 500 Index Fund - Class S			
Contracts in accumulation period:			
Qualified XII (1.00)	29,288.935	$ 13.65	$ 399,794
Eaton Vance Large-Cap Value Fund - Class R			
Contracts in accumulation period:			
ING MAP PLUS NP5	35.024	$ 12.74	$ 446
ING MAP PLUS NP11	1,828.112	12.64	23,107
ING MAP PLUS NP12	1,228.822	12.62	15,508
ING MAP PLUS NP16	293.629	12.56	3,688
ING MAP PLUS NP26	33.313	12.39	413
ING MAP PLUS NP32	191.061	12.29	2,348
	3,609.961		$ 45,510
EuroPacific Growth Fund® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	112,304.854	$ 15.61	$ 1,753,079
ING MAP PLUS NP3	1,465.568	15.49	22,702
ING MAP PLUS NP4	3,644.675	15.43	56,237
ING MAP PLUS NP5	92.755	15.36	1,425
ING MAP PLUS NP6	31,206.660	15.30	477,462
ING MAP PLUS NP8	106,249.309	15.18	1,612,865
ING MAP PLUS NP9	87,967.287	15.12	1,330,065
ING MAP PLUS NP10	4,155.651	15.06	62,584
ING MAP PLUS NP11	19,182.466	15.00	287,737
ING MAP PLUS NP12	26,182.333	14.95	391,426
ING MAP PLUS NP13	5,883.750	14.89	87,609
ING MAP PLUS NP14	55,103.922	14.83	817,191
ING MAP PLUS NP15	53,033.702	14.77	783,308
ING MAP PLUS NP16	385.690	14.71	5,673
ING MAP PLUS NP17	33,226.237	14.65	486,764
ING MAP PLUS NP18	7,014.108	14.60	102,406
ING MAP PLUS NP19	22,020.589	14.54	320,179
ING MAP PLUS NP20	9,879.860	14.48	143,060

Division/Contract	Units	Unit Value	Extended Value
EuroPacific Growth Fund® - Class R-3 (continued)			
ING MAP PLUS NP21	14,030.374	$ 14.42	$ 202,318
ING MAP PLUS NP22	12,996.299	14.37	186,757
ING MAP PLUS NP23	12,364.009	14.31	176,929
ING MAP PLUS NP24	4,940.794	14.25	70,406
ING MAP PLUS NP25	6,411.264	14.20	91,040
ING MAP PLUS NP26	10,580.794	14.14	149,612
ING MAP PLUS NP28	3,840.041	14.03	53,876
ING MAP PLUS NP29	2,407.755	13.97	33,636
ING MAP PLUS NP30	1,104.085	13.92	15,369
ING MAP PLUS NP32	1,005.676	13.81	13,888
	648,680.507		$ 9,735,603
EuroPacific Growth Fund® - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	14,571.619	$ 14.97	$ 218,137
ING Custom Choice 65	3,532.256	13.58	47,968
Qualified V	2,136.454	14.20	30,338
Qualified VI	3,072,528.310	14.38	44,182,957
Qualified XII (0.00)	65,836.226	15.82	1,041,529
Qualified XII (0.05)	305,238.244	15.79	4,819,712
Qualified XII (0.10)	85.295	15.70	1,339
Qualified XII (0.20)	208,789.341	15.58	3,252,938
Qualified XII (0.25)	2,703.073	15.52	41,952
Qualified XII (0.30)	50,519.161	15.46	781,026
Qualified XII (0.35)	2,031.592	15.40	31,287
Qualified XII (0.40)	183,967.108	15.34	2,822,055
Qualified XII (0.50)	2,079,790.061	15.23	31,675,203
Qualified XII (0.55)	227,397.479	15.17	3,449,620
Qualified XII (0.60)	58,721.874	15.11	887,288
Qualified XII (0.65)	638,771.987	15.05	9,613,518
Qualified XII (0.70)	193,132.726	14.99	2,895,060
Qualified XII (0.75)	1,019,991.592	14.94	15,238,674
Qualified XII (0.80)	401,720.386	14.88	5,977,599
Qualified XII (0.85)	859,240.007	14.82	12,733,937
Qualified XII (0.90)	12,667.083	14.77	187,093
Qualified XII (0.95)	606,669.279	14.71	8,924,105
Qualified XII (1.00)	2,878,121.799	14.65	42,164,484
Qualified XII (1.05)	31,576.610	14.60	461,019
Qualified XII (1.10)	68,023.874	14.54	989,067
Qualified XII (1.15)	99,025.440	14.49	1,434,879
Qualified XII (1.20)	23,077.688	14.43	333,011
Qualified XII (1.25)	220,058.019	14.38	3,164,434
Qualified XII (1.30)	1,527.531	14.32	21,874
Qualified XII (1.40)	18,044.951	14.21	256,419
Qualified XII (1.45)	2,910.189	14.16	41,208
Qualified XII (1.50)	2,202.723	14.10	31,058
Qualified XV	12,221.173	14.71	179,773
Qualified XVI	84,792.596	14.10	1,195,576
Qualified XVII	1,103.595	14.49	15,991
Qualified XXI	29,169.725	14.88	434,046

Division/Contract	Units	Unit Value	Extended Value
EuroPacific Growth Fund® - Class R-4 (continued)			
Qualified XXVII	2,412,833.774	$ 12.88	$ 31,077,299
Qualified XXXIII (0.65)	25,681.228	15.67	402,425
Qualified XXXIV	21,283.975	7.54	160,481
Qualified XXXVIII	104,662.950	7.75	811,138
Qualified XLIII	6,103.483	7.56	46,142
Qualified LIV	205,103.794	13.33	2,734,034
Qualified LVI	39,409.699	13.70	539,913
	16,296,975.969		$ 235,347,606
Fidelity® Advisor New Insights Fund - Institutional Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	161.779	$ 12.15	$ 1,966
ING MAP PLUS NP4	805.809	12.12	9,766
ING MAP PLUS NP8	1,222.702	12.07	14,758
ING MAP PLUS NP13	1,778.564	12.02	21,378
ING MAP PLUS NP15	4,563.667	11.99	54,718
ING MAP PLUS NP18	4,660.377	11.96	55,738
ING MAP PLUS NP21	1,997.922	11.92	23,815
ING MAP PLUS NP24	5,190.015	11.89	61,709
ING MAP PLUS NP26	35.549	11.87	422
ING MAP PLUS NP30	1,220.772	11.82	14,430
	21,637.156		$ 258,700
Fidelity® VIP Equity-Income Portfolio - Initial Class			
Currently payable annuity contracts:	286,414.130	$10.72 to $12.32	$ 3,521,443
Contracts in accumulation period:			
ING Custom Choice 62	5,784.450	11.61	67,157
ING Custom Choice 65	24,409.723	11.49	280,468
ING MAP PLUS NP1	21,518.935	11.96	257,366
ING MAP PLUS NP6	18,682.879	11.73	219,150
ING MAP PLUS NP8	10,064.200	11.63	117,047
ING MAP PLUS NP9	1,139.265	11.59	13,204
ING MAP PLUS NP10	619.146	11.54	7,145
ING MAP PLUS NP11	14,844.437	11.50	170,711
ING MAP PLUS NP12	35,327.519	11.45	404,500
ING MAP PLUS NP13	265.566	11.41	3,030
ING MAP PLUS NP14	10,291.598	11.36	116,913
ING MAP PLUS NP15	6,883.239	11.32	77,918
ING MAP PLUS NP17	4,345.209	11.23	48,797
ING MAP PLUS NP18	362.819	11.18	4,056
ING MAP PLUS NP19	2,324.743	11.14	25,898
ING MAP PLUS NP21	128.543	11.05	1,420
ING MAP PLUS NP22	3,836.246	11.01	42,237
ING MAP PLUS NP23	9,958.339	10.96	109,143
ING MAP PLUS NP25	47.460	10.88	516
ING MAP PLUS NP26	1,399.899	10.83	15,161
ING MAP PLUS NP28	544.298	10.75	5,851
ING MAP PLUS NP29	3,389.828	10.71	36,305
ING MAP PLUS NP32	83.292	10.58	881
Qualified V	2,600.658	21.37	55,576
Qualified VI	2,627,467.663	22.02	57,856,838

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Initial Class (continued)			
Qualified VIII	1,335.534	$ 21.91	$ 29,262
Qualified X (1.15)	226,280.784	28.04	6,344,913
Qualified X (1.25)	197,012.237	27.55	5,427,687
Qualified XII (0.00)	524.952	14.83	7,785
Qualified XII (0.05)	98,080.538	25.12	2,463,783
Qualified XII (0.10)	260.308	14.63	3,808
Qualified XII (0.20)	179,409.859	14.43	2,588,884
Qualified XII (0.25)	93,694.484	14.33	1,342,642
Qualified XII (0.30)	65,858.364	14.24	937,823
Qualified XII (0.35)	6,803.152	14.14	96,197
Qualified XII (0.40)	140,734.149	21.40	3,011,711
Qualified XII (0.45)	47.228	13.95	659
Qualified XII (0.50)	1,262,993.286	14.41	18,199,733
Qualified XII (0.55)	112,046.977	13.76	1,541,766
Qualified XII (0.60)	62,118.614	13.67	849,161
Qualified XII (0.65)	640,868.189	13.57	8,696,581
Qualified XII (0.70)	216,539.780	13.48	2,918,956
Qualified XII (0.75)	259,928.163	13.39	3,480,438
Qualified XII (0.80)	547,761.163	14.51	7,948,014
Qualified XII (0.85)	391,909.336	20.22	7,924,407
Qualified XII (0.90)	22,647.263	14.08	318,873
Qualified XII (0.95)	555,900.934	19.90	11,062,429
Qualified XII (1.00)	1,127,906.409	19.75	22,276,152
Qualified XII (1.05)	65,859.099	19.60	1,290,838
Qualified XII (1.10)	133,267.511	19.44	2,590,720
Qualified XII (1.15)	98,462.857	19.29	1,899,349
Qualified XII (1.20)	24,053.937	19.14	460,392
Qualified XII (1.25)	118,858.857	18.99	2,257,130
Qualified XII (1.30)	15,243.009	18.84	287,178
Qualified XII (1.35)	30.611	18.70	572
Qualified XII (1.40)	15,034.615	18.55	278,892
Qualified XII (1.45)	9,780.551	18.41	180,060
Qualified XII (1.50)	3,166.745	18.26	57,825
Qualified XIII	2,294.802	23.07	52,941
Qualified XV	24,022.008	23.03	553,227
Qualified XVI	103,017.572	21.22	2,186,033
Qualified XVII	2,402.666	22.02	52,907
Qualified XVIII	8,222.383	27.55	226,527
Qualified XXVII	1,851,625.929	23.72	43,920,567
Qualified XXVIII	1,067,085.700	23.54	25,119,197
Qualified XXXII	18,584.008	11.88	220,778
Qualified XXXIV	90,072.722	8.07	726,887
Qualified XXXVI	31,706.750	12.67	401,725
Qualified XXXVIII	41,555.721	8.29	344,497
Qualified XLIII	10,496.384	8.08	84,811
Qualified LIV	48,864.316	11.28	551,189
Qualified LVI	138,090.715	11.59	1,600,471
Qualified LIX	863.109	12.81	11,056
	13,226,058.364		$ 256,286,164

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Growth Portfolio - Initial Class			
Currently payable annuity contracts:	86,091.822	$ 11.90	$ 1,024,493
Contracts in accumulation period:			
ING Custom Choice 62	3,862.819	11.85	45,774
ING Custom Choice 65	51,131.450	12.65	646,813
ING MAP PLUS NP1	13,631.276	11.66	158,941
ING MAP PLUS NP11	2,802.106	11.21	31,412
ING MAP PLUS NP12	2,528.278	11.16	28,216
ING MAP PLUS NP13	4,209.454	11.12	46,809
ING MAP PLUS NP17	446.527	10.95	4,889
ING MAP PLUS NP18	100.536	10.90	1,096
ING MAP PLUS NP22	221.122	10.73	2,373
ING MAP PLUS NP23	109.510	10.69	1,171
ING MAP PLUS NP26	33.845	10.56	357
ING MAP PLUS NP28	41.676	10.48	437
ING MAP PLUS NP29	1,009.392	10.44	10,538
Qualified V	298.250	18.79	5,604
Qualified VI	3,713,244.096	19.06	70,774,432
Qualified VIII	6,487.690	19.27	125,018
Qualified X (1.15)	313,273.303	26.98	8,452,114
Qualified X (1.25)	197,484.539	26.51	5,235,315
Qualified XII (0.05)	40,493.626	21.74	880,331
Qualified XII (0.10)	91.100	14.10	1,285
Qualified XII (0.20)	223,711.519	13.91	3,111,827
Qualified XII (0.25)	155,676.768	13.81	2,149,896
Qualified XII (0.30)	95,959.397	13.72	1,316,563
Qualified XII (0.35)	14,211.253	13.62	193,557
Qualified XII (0.40)	142,448.031	19.48	2,774,888
Qualified XII (0.45)	204.536	13.44	2,749
Qualified XII (0.50)	286,046.996	14.02	4,010,379
Qualified XII (0.55)	153,266.225	13.26	2,032,310
Qualified XII (0.60)	135,067.961	13.17	1,778,845
Qualified XII (0.65)	1,885,044.035	13.08	24,656,376
Qualified XII (0.70)	275,317.846	12.99	3,576,379
Qualified XII (0.75)	241,558.648	12.90	3,116,107
Qualified XII (0.80)	422,828.870	14.04	5,936,517
Qualified XII (0.85)	778,909.321	18.40	14,331,932
Qualified XII (0.90)	32,500.303	13.51	439,079
Qualified XII (0.95)	547,004.994	18.12	9,911,730
Qualified XII (1.00)	1,616,655.091	17.98	29,067,459
Qualified XII (1.05)	59,918.766	17.84	1,068,951
Qualified XII (1.10)	167,341.131	17.70	2,961,938
Qualified XII (1.15)	89,325.477	17.56	1,568,555
Qualified XII (1.20)	36,160.150	17.42	629,910
Qualified XII (1.25)	109,896.971	17.29	1,900,119
Qualified XII (1.30)	9,551.917	17.15	163,815
Qualified XII (1.40)	25,432.869	16.89	429,561
Qualified XII (1.45)	5,060.173	16.75	84,758
Qualified XII (1.50)	10,096.657	16.62	167,806

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Growth Portfolio - Initial Class (continued)			
Qualified XIII	3,579.086	$ 19.97	$ 71,474
Qualified XV	31,952.611	19.94	637,135
Qualified XVI	133,587.893	18.37	2,454,010
Qualified XVII	424.157	19.06	8,084
Qualified XVIII	12,943.266	26.51	343,126
Qualified XXXII	22,396.426	11.69	261,814
Qualified XXXIII (0.65)	65.732	10.98	722
Qualified XXXIV	99,558.874	8.01	797,467
Qualified XXXVI	43,030.720	11.10	477,641
Qualified XXXVIII	117,741.797	8.23	969,015
Qualified XLIII	22,104.630	8.03	177,500
Qualified LIV	62,804.874	12.41	779,408
Qualified LVI	210,136.667	12.76	2,681,344
	12,717,115.055		$ 214,518,164
Fidelity® VIP High Income Portfolio - Initial Class			
Currently payable annuity contracts:	4,592.742	$12.55 to $13.54	$ 62,145
Contracts in accumulation period:			
Qualified XXVII	573,845.643	12.65	7,259,147
Qualified XXVIII	191,823.547	12.55	2,407,386
	770,261.932		$ 9,728,678
Fidelity® VIP Overseas Portfolio - Initial Class			
Contracts in accumulation period:			
ING Custom Choice 65	3,536.319	$ 11.21	$ 39,642
Qualified V	957.075	14.68	14,050
Qualified VI	524,508.587	15.07	7,904,344
Qualified VIII	643.976	15.05	9,692
Qualified X (1.15)	71,350.656	15.80	1,127,340
Qualified X (1.25)	67,647.585	15.53	1,050,567
Qualified XII (0.05)	29,625.072	17.19	509,255
Qualified XII (0.20)	58,785.835	11.96	703,079
Qualified XII (0.25)	32,504.949	11.88	386,159
Qualified XII (0.30)	10,351.071	11.80	122,143
Qualified XII (0.35)	3,087.999	11.72	36,191
Qualified XII (0.40)	18,885.709	16.23	306,515
Qualified XII (0.45)	15.857	11.56	183
Qualified XII (0.50)	28,173.338	12.38	348,786
Qualified XII (0.55)	66,430.687	11.40	757,310
Qualified XII (0.60)	12,226.278	11.33	138,524
Qualified XII (0.65)	274,994.507	11.25	3,093,688
Qualified XII (0.70)	39,609.351	11.17	442,436
Qualified XII (0.75)	42,893.342	11.10	476,116
Qualified XII (0.80)	75,803.240	12.32	933,896
Qualified XII (0.85)	106,235.543	15.33	1,628,591
Qualified XII (0.90)	6,354.253	12.17	77,331
Qualified XII (0.95)	49,020.757	15.10	740,213
Qualified XII (1.00)	109,026.812	14.98	1,633,222
Qualified XII (1.05)	10,678.782	14.86	158,687
Qualified XII (1.10)	25,312.222	14.75	373,355

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Overseas Portfolio - Initial Class (continued)			
Qualified XII (1.15)	8,821.414	$ 14.63	$ 129,057
Qualified XII (1.20)	10,645.251	14.52	154,569
Qualified XII (1.25)	22,341.835	14.40	321,722
Qualified XII (1.30)	2,033.756	14.29	29,062
Qualified XII (1.40)	2,828.874	14.07	39,802
Qualified XII (1.45)	67.562	13.96	943
Qualified XII (1.50)	2,431.402	13.85	33,675
Qualified XV	8,065.981	15.77	127,201
Qualified XVI	26,401.108	14.53	383,608
Qualified XVII	1,035.952	15.07	15,612
Qualified XVIII	1,563.247	15.53	24,277
Qualified XXVII	355,598.613	8.53	3,033,256
Qualified XXXII	1,335.362	11.89	15,877
Qualified XXXIV	7,452.330	6.36	47,397
Qualified XXXVI	2,204.222	12.97	28,589
Qualified XXXVIII	18,576.541	6.53	121,305
Qualified XLIII	1,362.141	6.37	8,677
Qualified LIV	7,980.573	11.00	87,786
Qualified LVI	25,925.507	11.30	292,958
Qualified LIX	6,017.093	13.11	78,884
	2,181,348.566		$ 27,985,572
Fidelity® VIP Contrafund® Portfolio - Initial Class			
Currently payable annuity contracts:	536,266.132	$ 14.96	$ 8,022,541
Contracts in accumulation period:			
ING Custom Choice 62	29,977.789	14.34	429,881
ING Custom Choice 65	51,830.271	13.64	706,965
ING MAP PLUS NP1	227,543.868	15.26	3,472,319
ING MAP PLUS NP6	30,857.294	14.96	461,625
ING MAP PLUS NP8	125,870.993	14.84	1,867,926
ING MAP PLUS NP9	190,801.757	14.79	2,821,958
ING MAP PLUS NP10	7,266.095	14.73	107,030
ING MAP PLUS NP11	65,578.267	14.67	962,033
ING MAP PLUS NP12	68,095.531	14.61	994,876
ING MAP PLUS NP13	17,810.337	14.55	259,140
ING MAP PLUS NP14	80,165.406	14.50	1,162,398
ING MAP PLUS NP15	55,949.210	14.44	807,907
ING MAP PLUS NP16	17,400.175	14.38	250,215
ING MAP PLUS NP17	61,345.728	14.33	879,084
ING MAP PLUS NP18	10,143.210	14.27	144,744
ING MAP PLUS NP19	31,310.743	14.21	444,926
ING MAP PLUS NP20	39,554.662	14.16	560,094
ING MAP PLUS NP21	40,199.723	14.10	566,816
ING MAP PLUS NP22	16,900.609	14.05	237,454
ING MAP PLUS NP23	33,454.305	13.99	468,026
ING MAP PLUS NP24	7,232.986	13.93	100,755
ING MAP PLUS NP25	18,545.798	13.88	257,416
ING MAP PLUS NP26	9,203.865	13.82	127,197
ING MAP PLUS NP27	1,090.876	13.77	15,021

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Initial Class (continued)			
ING MAP PLUS NP28	7,925.232	$ 13.72	$ 108,734
ING MAP PLUS NP29	6,040.556	13.66	82,514
ING MAP PLUS NP30	1,193.283	13.61	16,241
ING MAP PLUS NP32	693.104	13.50	9,357
Qualified V	1,553.852	30.64	47,610
Qualified VI	6,618,155.858	31.24	206,751,189
Qualified VIII	4,940.283	31.41	155,174
Qualified X (1.15)	279,727.572	35.69	9,983,477
Qualified X (1.25)	422,374.728	35.10	14,825,353
Qualified XII (0.00)	1,738,334.361	12.65	21,989,930
Qualified XII (0.00)	7,915.393	21.57	170,735
Qualified XII (0.05)	202,145.537	35.63	7,202,445
Qualified XII (0.05)	251,909.343	35.63	8,975,530
Qualified XII (0.10)	213.320	21.28	4,539
Qualified XII (0.20)	753,804.948	20.99	15,822,366
Qualified XII (0.25)	238,423.635	20.85	4,971,133
Qualified XII (0.30)	95,945.318	20.71	1,987,028
Qualified XII (0.35)	18,952.904	20.57	389,861
Qualified XII (0.40)	326,308.000	31.71	10,347,227
Qualified XII (0.45)	1,391.005	20.29	28,223
Qualified XII (0.50)	2,604,172.474	21.06	54,843,872
Qualified XII (0.55)	500,853.580	20.02	10,027,089
Qualified XII (0.60)	2,964,997.787	19.88	58,944,156
Qualified XII (0.65)	1,374,458.938	19.75	27,145,564
Qualified XII (0.70)	550,951.753	19.61	10,804,164
Qualified XII (0.75)	1,137,376.708	19.48	22,156,098
Qualified XII (0.80)	1,219,476.520	21.27	25,938,266
Qualified XII (0.85)	1,116,432.155	29.96	33,448,307
Qualified XII (0.90)	102,143.676	20.50	2,093,945
Qualified XII (0.95)	1,130,087.054	29.50	33,337,568
Qualified XII (1.00)	3,164,441.395	29.27	92,623,200
Qualified XII (1.05)	129,621.931	29.04	3,764,221
Qualified XII (1.10)	234,868.378	28.81	6,766,558
Qualified XII (1.15)	274,819.577	28.59	7,857,092
Qualified XII (1.20)	51,767.490	28.36	1,468,126
Qualified XII (1.25)	318,801.032	28.14	8,971,061
Qualified XII (1.30)	15,130.172	27.92	422,434
Qualified XII (1.35)	1,091.014	27.71	30,232
Qualified XII (1.40)	27,771.916	27.49	763,450
Qualified XII (1.45)	4,037.242	27.28	110,136
Qualified XII (1.50)	4,220.966	27.06	114,219
Qualified XIII	5,440.397	32.73	178,064
Qualified XV	39,712.540	32.68	1,297,806
Qualified XVI	165,572.156	30.11	4,985,378
Qualified XVII	13,771.673	31.24	430,227
Qualified XVIII	14,992.215	35.10	526,227
Qualified XXI	179,268.056	33.30	5,969,626
Qualified XXVII	4,803,413.453	36.35	174,604,079
Qualified XXVIII	1,350,088.078	36.08	48,711,178

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Initial Class (continued)			
Qualified XXXII	20,730.765	$ 14.81	$ 307,023
Qualified XXXIII (0.65)	124,243.865	17.23	2,140,722
Qualified XXXIV	129,932.204	8.53	1,108,322
Qualified XXXVI	50,658.575	17.41	881,966
Qualified XXXVIII	254,058.409	8.77	2,228,092
Qualified XLIII	68,421.022	8.55	585,000
Qualified LIV	451,227.078	13.38	6,037,418
Qualified LVI	442,685.827	13.76	6,091,357
Qualified LIX	36,698.877	17.60	645,900
	37,830,780.810		$ 988,355,156
Fidelity® VIP Index 500 Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified XXVII	3,685,829.442	$ 26.27	$ 96,826,739
Qualified XXVIII	250,023.593	26.07	6,518,115
	3,935,853.035		$ 103,344,854
Fidelity® VIP Mid Cap Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified XII (0.00)	1,311,348.308	$ 13.81	$ 18,109,720
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified XXVII	712,505.929	$ 22.46	$ 16,002,883
Qualified XXVIII	217,224.248	22.29	4,841,928
	929,730.177		$ 20,844,811
Mutual Global Discovery Fund - Class R			
Contracts in accumulation period:			
ING MAP PLUS NP4	35.102	$ 17.07	$ 599
ING MAP PLUS NP6	6,364.072	16.93	107,744
ING MAP PLUS NP8	14,695.498	16.80	246,884
ING MAP PLUS NP9	17,810.471	16.73	297,969
ING MAP PLUS NP11	15,631.942	16.60	259,490
ING MAP PLUS NP12	6,749.994	16.54	111,645
ING MAP PLUS NP13	17,102.233	16.47	281,674
ING MAP PLUS NP14	33,910.680	16.41	556,474
ING MAP PLUS NP15	9,869.268	16.34	161,264
ING MAP PLUS NP16	2,485.817	16.28	40,469
ING MAP PLUS NP17	9,126.741	16.21	147,944
ING MAP PLUS NP18	484.981	16.15	7,832
ING MAP PLUS NP19	10,651.532	16.09	171,383
ING MAP PLUS NP20	16,302.617	16.02	261,168
ING MAP PLUS NP21	3,385.024	15.96	54,025
ING MAP PLUS NP22	2,757.621	15.90	43,846
ING MAP PLUS NP23	1,706.828	15.83	27,019
ING MAP PLUS NP24	361.740	15.77	5,705
ING MAP PLUS NP26	267.783	15.65	4,191
ING MAP PLUS NP27	114.823	15.58	1,789
ING MAP PLUS NP28	460.162	15.52	7,142
ING MAP PLUS NP32	235.145	15.28	3,593

	170,510.074	$	2,799,849

Division/Contract	Units	Unit Value	Extended Value
Franklin Small-Mid Cap Growth Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	16,542.900	$ 14.45	$ 239,045
ING MAP PLUS NP8	703.322	14.06	9,889
ING MAP PLUS NP11	3,074.505	13.89	42,705
ING MAP PLUS NP14	1,693.730	13.73	23,255
ING MAP PLUS NP15	1,530.650	13.67	20,924
ING MAP PLUS NP16	2,558.493	13.62	34,847
ING MAP PLUS NP17	722.591	13.56	9,798
ING MAP PLUS NP18	775.162	13.51	10,472
ING MAP PLUS NP20	14,292.185	13.40	191,515
ING MAP PLUS NP21	662.875	13.35	8,849
ING MAP PLUS NP22	1,122.017	13.30	14,923
ING MAP PLUS NP23	3,394.306	13.25	44,975
ING MAP PLUS NP26	31.360	13.09	411
ING MAP PLUS NP32	1,702.419	12.78	21,757
	48,806.515		$ 673,365
Franklin Small Cap Value Securities Fund - Class 2			
Currently payable annuity contracts:	95,755.083	$ 15.91	$ 1,523,463
Contracts in accumulation period:			
ING Custom Choice 62	1,970.682	15.04	29,639
ING Custom Choice 65	5,476.129	13.44	73,599
ING MAP PLUS NP1	16,371.075	16.05	262,756
ING MAP PLUS NP6	4,647.671	15.74	73,154
ING MAP PLUS NP8	46,972.616	15.61	733,243
ING MAP PLUS NP9	19,626.753	15.55	305,196
ING MAP PLUS NP10	2,020.554	15.49	31,298
ING MAP PLUS NP11	5,334.257	15.43	82,308
ING MAP PLUS NP12	8,777.905	15.37	134,916
ING MAP PLUS NP13	1,479.389	15.31	22,649
ING MAP PLUS NP14	1,989.157	15.25	30,335
ING MAP PLUS NP15	18,360.560	15.19	278,897
ING MAP PLUS NP16	1,982.376	15.13	29,993
ING MAP PLUS NP17	7,092.551	15.07	106,885
ING MAP PLUS NP18	807.422	15.01	12,119
ING MAP PLUS NP19	1,928.974	14.95	28,838
ING MAP PLUS NP20	45.702	14.89	681
ING MAP PLUS NP21	2,536.787	14.83	37,621
ING MAP PLUS NP22	4,238.971	14.77	62,610
ING MAP PLUS NP23	2,332.522	14.71	34,311
ING MAP PLUS NP24	779.925	14.66	11,434
ING MAP PLUS NP25	21.561	14.60	315
ING MAP PLUS NP26	2,607.267	14.54	37,910
ING MAP PLUS NP28	2,375.052	14.43	34,272
ING MAP PLUS NP29	71.797	14.37	1,032
ING MAP PLUS NP30	401.151	14.31	5,740
ING MAP PLUS NP32	1.122	14.20	16
Qualified VI	1,029,136.767	17.87	18,390,674
Qualified X (1.15)	41,335.973	18.06	746,528

Division/Contract	Units	Unit Value	Extended Value
Franklin Small Cap Value Securities Fund - Class 2			
(continued)			
Qualified X (1.25)	92,162.982	$ 17.87	$ 1,646,952
Qualified XII (0.00)	588.044	20.36	11,973
Qualified XII (0.05)	49,760.645	20.04	997,203
Qualified XII (0.10)	237.510	20.15	4,786
Qualified XII (0.20)	99,109.455	19.94	1,976,243
Qualified XII (0.25)	83,558.558	19.84	1,657,802
Qualified XII (0.30)	17,561.533	19.74	346,665
Qualified XII (0.40)	143,074.030	19.53	2,794,236
Qualified XII (0.50)	772,940.457	19.33	14,940,939
Qualified XII (0.55)	41,039.536	19.23	789,190
Qualified XII (0.60)	48,892.482	19.13	935,313
Qualified XII (0.65)	411,856.055	19.03	7,837,621
Qualified XII (0.70)	51,040.552	18.93	966,198
Qualified XII (0.75)	188,457.544	18.83	3,548,656
Qualified XII (0.80)	29,652.981	18.73	555,400
Qualified XII (0.85)	179,323.858	18.63	3,340,803
Qualified XII (0.90)	4,097.325	18.54	75,964
Qualified XII (0.95)	205,528.257	18.44	3,789,941
Qualified XII (1.00)	713,461.658	18.34	13,084,887
Qualified XII (1.05)	23,094.074	18.25	421,467
Qualified XII (1.10)	33,411.948	18.15	606,427
Qualified XII (1.15)	28,377.013	18.06	512,489
Qualified XII (1.20)	15,051.527	17.96	270,325
Qualified XII (1.25)	71,483.097	17.87	1,277,403
Qualified XII (1.30)	3,288.638	17.78	58,472
Qualified XII (1.35)	122.153	17.68	2,160
Qualified XII (1.40)	2,554.094	17.59	44,927
Qualified XII (1.45)	1,157.429	17.50	20,255
Qualified XII (1.50)	726.260	17.41	12,644
Qualified XV	5,193.127	18.44	95,761
Qualified XVI	18,193.906	17.41	316,756
Qualified XVIII	2,242.346	17.87	40,071
Qualified XXI	36,658.145	18.73	686,607
Qualified XXVII	501,012.523	20.19	10,115,443
Qualified XXVIII	589,708.603	17.29	10,196,062
Qualified XXXII	202.874	15.37	3,118
Qualified XXXIII (0.65)	49,952.061	19.12	955,083
Qualified XXXIV	9,148.013	9.85	90,108
Qualified XXXVIII	36,622.790	10.13	370,989
Qualified XLIII	1,173.841	9.87	11,586
Qualified LIV	23,223.865	13.19	306,323
Qualified LVI	21,549.455	13.56	292,211
Qualified LIX	1,101.908	19.54	21,531
	5,934,070.903		$ 109,151,422

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value	
Fundamental Investors^{SM}, Inc. - Class R-3					
Contracts in accumulation period:					
ING MAP PLUS NP1	18,492.421	$	9.06	$	167,541
ING MAP PLUS NP3	1,592.483		9.03		14,380
ING MAP PLUS NP4	7,533.994		9.02		67,957
ING MAP PLUS NP6	12,233.834		8.98		109,860
ING MAP PLUS NP8	5,675.019		8.95		50,791
ING MAP PLUS NP11	3,075.996		8.90		27,376
ING MAP PLUS NP12	103.072		8.88		915
ING MAP PLUS NP13	3,660.945		8.87		32,473
ING MAP PLUS NP14	6,488.137		8.85		57,420
ING MAP PLUS NP15	4,190.535		8.84		37,044
ING MAP PLUS NP17	29,036.352		8.80		255,520
ING MAP PLUS NP18	13,839.257		8.79		121,647
ING MAP PLUS NP21	6,999.102		8.74		61,172
ING MAP PLUS NP22	2,250.869		8.72		19,628
ING MAP PLUS NP23	6,870.556		8.71		59,843
ING MAP PLUS NP26	873.286		8.66		7,563
ING MAP PLUS NP30	96.316		8.60		828
ING MAP PLUS NP32	91.596		8.57		785
	123,103.770			$	1,092,743
Fundamental Investors^{SM}, Inc. - Class R-4					
Contracts in accumulation period:					
ING Custom Choice 62	2,893.024	$	8.76	$	25,343
ING Custom Choice 65	1,170.941		9.03		10,574
Qualified VI	944,376.912		8.76		8,272,742
Qualified XII (0.00)	100,899.583		9.17		925,249
Qualified XII (0.20)	38,696.307		9.10		352,136
Qualified XII (0.30)	4,102.116		9.07		37,206
Qualified XII (0.40)	191,348.701		9.03		1,727,879
Qualified XII (0.50)	89,862.312		9.00		808,761
Qualified XII (0.55)	20,775.725		8.98		186,566
Qualified XII (0.60)	32,867.695		8.97		294,823
Qualified XII (0.65)	18,593.351		8.95		166,410
Qualified XII (0.70)	89,927.204		8.93		803,050
Qualified XII (0.75)	204,466.355		8.92		1,823,840
Qualified XII (0.80)	125,235.764		8.90		1,114,598
Qualified XII (0.85)	254,776.627		8.89		2,264,964
Qualified XII (0.95)	225,831.898		8.85		1,998,612
Qualified XII (1.00)	649,765.474		8.84		5,743,927
Qualified XII (1.05)	8,822.139		8.82		77,811
Qualified XII (1.10)	32,043.006		8.80		281,978
Qualified XII (1.15)	19,487.050		8.79		171,291
Qualified XII (1.20)	213.112		8.77		1,869
Qualified XII (1.25)	62,132.063		8.76		544,277
Qualified XII (1.35)	460.763		8.72		4,018
Qualified XII (1.40)	2,096.335		8.71		18,259
Qualified XII (1.50)	1,989.233		8.68		17,267
Qualified XIII	320.044		8.85		2,832

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Fundamental Investors[SM]**, Inc. - Class R-4 (continued)**			
Qualified XVI	16,752.892	$ 8.68	$ 145,415
Qualified XXI	456,738.853	8.90	4,064,976
Qualified XXXIV	871.935	8.92	7,778
Qualified XXXVIII	9,583.144	9.17	87,877
Qualified XLIII	56.305	8.94	503
Qualified LIV	38,057.180	8.90	338,709
Qualified LVI	3,404.974	9.08	30,917
	3,648,619.017		$ 32,352,457
The Growth Fund of America® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	105,792.388	$ 13.13	$ 1,389,054
ING MAP PLUS NP3	3,150.451	13.02	41,019
ING MAP PLUS NP5	0.023	12.92	-
ING MAP PLUS NP6	28,500.701	12.87	366,804
ING MAP PLUS NP8	118,452.686	12.77	1,512,641
ING MAP PLUS NP9	128,799.235	12.72	1,638,326
ING MAP PLUS NP10	2,776.058	12.67	35,173
ING MAP PLUS NP11	91,952.135	12.62	1,160,436
ING MAP PLUS NP12	45,451.585	12.57	571,326
ING MAP PLUS NP13	39,611.276	12.52	495,933
ING MAP PLUS NP14	112,368.255	12.47	1,401,232
ING MAP PLUS NP15	105,482.849	12.42	1,310,097
ING MAP PLUS NP16	3,877.744	12.37	47,968
ING MAP PLUS NP17	49,609.360	12.32	611,187
ING MAP PLUS NP18	11,431.399	12.27	140,263
ING MAP PLUS NP19	63,789.691	12.22	779,510
ING MAP PLUS NP20	32,652.673	12.18	397,710
ING MAP PLUS NP21	37,095.058	12.13	449,963
ING MAP PLUS NP22	27,708.399	12.08	334,717
ING MAP PLUS NP23	34,010.492	12.03	409,146
ING MAP PLUS NP24	7,116.684	11.98	85,258
ING MAP PLUS NP25	1,840.797	11.94	21,979
ING MAP PLUS NP26	12,374.109	11.89	147,128
ING MAP PLUS NP28	11,996.264	11.80	141,556
ING MAP PLUS NP29	3,258.288	11.75	38,285
ING MAP PLUS NP30	1,204.006	11.70	14,087
ING MAP PLUS NP32	1,885.486	11.61	21,890
Qualified XII (1.00)	82,664.089	9.71	802,668
	1,164,852.181		$ 14,365,356

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
The Growth Fund of America® - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	15,883.752	$ 12.52	$ 198,865
ING Custom Choice 65	5,037.946	12.52	63,075
Qualified V	3,297.457	12.04	39,701
Qualified VI	4,708,634.146	12.19	57,398,250
Qualified XII (0.00)	189,150.574	13.42	2,538,401
Qualified XII (0.05)	19,245.633	13.39	257,699
Qualified XII (0.10)	504.311	13.31	6,712
Qualified XII (0.20)	231,024.977	13.21	3,051,840
Qualified XII (0.25)	781.991	13.16	10,291
Qualified XII (0.30)	72,655.150	13.11	952,509
Qualified XII (0.35)	1,830.709	13.06	23,909
Qualified XII (0.40)	198,885.209	13.01	2,587,497
Qualified XII (0.50)	3,130,770.380	12.91	40,418,246
Qualified XII (0.55)	352,289.128	12.86	4,530,438
Qualified XII (0.60)	121,179.028	12.81	1,552,303
Qualified XII (0.65)	482,681.605	12.76	6,159,017
Qualified XII (0.70)	365,512.395	12.71	4,645,663
Qualified XII (0.75)	1,226,025.660	12.67	15,533,745
Qualified XII (0.80)	1,192,581.000	12.62	15,050,372
Qualified XII (0.85)	1,035,803.854	12.57	13,020,054
Qualified XII (0.90)	13,592.110	12.52	170,173
Qualified XII (0.95)	1,014,665.272	12.47	12,652,876
Qualified XII (1.00)	3,449,059.520	12.43	42,871,810
Qualified XII (1.05)	66,293.806	12.38	820,717
Qualified XII (1.10)	127,160.468	12.33	1,567,889
Qualified XII (1.15)	178,663.512	12.28	2,193,988
Qualified XII (1.20)	28,206.525	12.24	345,248
Qualified XII (1.25)	358,043.111	12.19	4,364,546
Qualified XII (1.30)	6,330.771	12.14	76,856
Qualified XII (1.35)	291.531	12.10	3,528
Qualified XII (1.40)	33,780.453	12.05	407,054
Qualified XII (1.45)	5,545.888	12.00	66,551
Qualified XII (1.50)	3,270.475	11.96	39,115
Qualified XIII	1,285.923	12.47	16,035
Qualified XV	30,540.812	12.47	380,844
Qualified XVI	100,578.514	11.96	1,202,919
Qualified XVII	11,201.764	12.29	137,670
Qualified XXI	157,238.974	12.62	1,984,356
Qualified XXVII	2,634,039.777	11.91	31,371,414
Qualified XXXIII (0.65)	17,793.192	13.11	233,269
Qualified XXXIV	75,074.174	8.28	621,614
Qualified XXXVIII	53,689.276	8.51	456,896
Qualified XLIII	27,275.916	8.30	226,390
Qualified LIV	82,584.585	12.28	1,014,139
Qualified LVI	35,013.667	12.63	442,223
	21,864,994.921		$ 271,706,707

Division/Contract	Units	Unit Value	Extended Value
The Hartford Capital Appreciation Fund - Class R4			
Contracts in accumulation period:			
Qualified XII (0.65)	17,887.507	$ 9.67	$ 172,972
The Hartford Dividend And Growth Fund - Class R4			
Contracts in accumulation period:			
Qualified XII (0.65)	2,485.324	$ 11.19	$ 27,811
The Income Fund of America® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	8,933.512	$ 14.63	$ 130,697
ING MAP PLUS NP4	4,159.243	14.46	60,143
ING MAP PLUS NP5	0.006	14.40	-
ING MAP PLUS NP6	7,530.623	14.35	108,064
ING MAP PLUS NP9	21,510.967	14.18	305,026
ING MAP PLUS NP10	3,353.171	14.12	47,347
ING MAP PLUS NP11	3,197.978	14.07	44,996
ING MAP PLUS NP12	14,185.437	14.01	198,738
ING MAP PLUS NP13	7,700.790	13.96	107,503
ING MAP PLUS NP14	7,490.113	13.90	104,113
ING MAP PLUS NP15	10,675.803	13.85	147,860
ING MAP PLUS NP16	1,426.023	13.79	19,665
ING MAP PLUS NP17	3,371.964	13.74	46,331
ING MAP PLUS NP18	7,241.099	13.68	99,058
ING MAP PLUS NP19	4,971.715	13.63	67,764
ING MAP PLUS NP20	1,418.091	13.57	19,243
ING MAP PLUS NP21	15,736.378	13.52	212,756
ING MAP PLUS NP22	6,383.848	13.47	85,990
ING MAP PLUS NP23	3,316.092	13.42	44,502
ING MAP PLUS NP24	2,254.204	13.36	30,116
ING MAP PLUS NP25	8,816.289	13.31	117,345
ING MAP PLUS NP26	5,789.599	13.26	76,770
ING MAP PLUS NP28	2,837.445	13.15	37,312
ING MAP PLUS NP29	736.344	13.10	9,646
	153,036.734		$ 2,120,985
ING Balanced Portfolio - Class I			
Currently payable annuity contracts:	671,808.199	$10.92 to $37.17	$ 16,367,475
Contracts in accumulation period:			
ING Custom Choice 62	314.920	11.80	3,716
ING Custom Choice 65	6,449.908	11.73	75,657
ING MAP PLUS NP1	1,743.205	12.32	21,476
ING MAP PLUS NP15	0.232	11.66	3
ING MAP PLUS NP18	2,001.863	11.52	23,061
ING MAP PLUS NP21	1,530.178	11.38	17,413
ING MAP PLUS NP25	286.704	11.20	3,211
Qualified I	15,941.911	36.25	577,894
Qualified IX	763.327	27.12	20,701
Qualified V	673.172	26.59	17,900
Qualified VI	4,164,501.843	27.24	113,441,030

Division/Contract	Units	Unit Value	Extended Value
ING Balanced Portfolio - Class I (continued)			
Qualified VII	41,000.581	$ 26.42	$ 1,083,235
Qualified VIII	1,699.422	25.26	42,927
Qualified X (1.15)	324,120.579	27.74	8,991,105
Qualified X (1.25)	732,105.290	27.24	19,942,548
Qualified XII (0.05)	43,642.290	31.07	1,355,966
Qualified XII (0.10)	65.901	15.57	1,026
Qualified XII (0.20)	112,983.149	15.36	1,735,421
Qualified XII (0.25)	127,231.288	15.25	1,940,277
Qualified XII (0.30)	28,128.467	15.15	426,146
Qualified XII (0.35)	2,793.989	15.05	42,050
Qualified XII (0.40)	63,229.469	21.47	1,357,537
Qualified XII (0.45)	7.381	14.84	110
Qualified XII (0.50)	174,927.933	15.31	2,678,147
Qualified XII (0.55)	90,593.933	14.64	1,326,295
Qualified XII (0.60)	597,025.135	14.54	8,680,745
Qualified XII (0.65)	336,647.632	14.44	4,861,192
Qualified XII (0.70)	258,977.134	14.35	3,716,322
Qualified XII (0.75)	254,305.135	14.25	3,623,848
Qualified XII (0.80)	798,509.684	15.10	12,057,496
Qualified XII (0.85)	579,152.621	20.29	11,751,007
Qualified XII (0.90)	72,856.779	14.64	1,066,623
Qualified XII (0.95)	527,000.251	19.97	10,524,195
Qualified XII (1.00)	883,574.694	19.82	17,512,450
Qualified XII (1.05)	47,136.676	19.66	926,707
Qualified XII (1.10)	109,209.426	19.51	2,130,676
Qualified XII (1.15)	198,844.621	19.36	3,849,632
Qualified XII (1.20)	13,186.396	19.21	253,311
Qualified XII (1.25)	59,511.453	19.06	1,134,288
Qualified XII (1.30)	2,779.343	18.91	52,557
Qualified XII (1.35)	1,005.061	18.76	18,855
Qualified XII (1.40)	11,453.043	18.62	213,256
Qualified XII (1.45)	31.254	18.47	577
Qualified XII (1.50)	599.028	18.33	10,980
Qualified XIII	32.574	28.54	930
Qualified XIX	3,128.500	37.60	117,632
Qualified XV	7,901.875	28.50	225,203
Qualified XVI	82,734.437	26.25	2,171,779
Qualified XVII	43,540.615	28.25	1,230,022
Qualified XVIII	106,776.622	28.25	3,016,440
Qualified XX	14,581.491	37.09	540,828
Qualified XXVII	692,758.496	36.79	25,486,585
Qualified XXVIII	74,024.737	36.74	2,719,669
Qualified XXX	31,660.917	34.79	1,101,483
Qualified XXXII	170,175.801	11.83	2,013,180
Qualified XXXIV	108,258.290	9.35	1,012,215
Qualified XXXVI	18,475.164	13.14	242,764
Qualified XXXVIII	119,672.710	9.61	1,150,055
Qualified XLIII	10,192.415	9.37	95,503

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements**

Division/Contract	Units	Unit Value	Extended Value
ING Balanced Portfolio - Class I (continued)			
Qualified LIV	153,281.395	$ 11.51	$ 1,764,269
Qualified LVI	208,697.360	11.85	2,473,064
Qualified LIX	2,345.047	13.33	31,259
	13,208,588.946		$ 299,269,924
ING Real Estate Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	25,248.812	$ 19.12	$ 482,757
ING MAP PLUS NP6	6,112.559	18.75	114,610
ING MAP PLUS NP8	2,680.903	18.60	49,865
ING MAP PLUS NP9	15,887.936	18.52	294,245
ING MAP PLUS NP11	2,380.442	18.38	43,753
ING MAP PLUS NP12	18,613.950	18.31	340,821
ING MAP PLUS NP13	2,537.050	18.23	46,250
ING MAP PLUS NP14	11,140.163	18.16	202,305
ING MAP PLUS NP15	224.802	18.09	4,067
ING MAP PLUS NP17	352.569	17.95	6,329
ING MAP PLUS NP18	128.504	17.88	2,298
ING MAP PLUS NP19	4,022.969	17.81	71,649
ING MAP PLUS NP20	13,452.127	17.74	238,641
ING MAP PLUS NP21	5,004.774	17.67	88,434
ING MAP PLUS NP22	356.314	17.60	6,271
ING MAP PLUS NP23	4,441.500	17.53	77,859
ING MAP PLUS NP25	1,096.116	17.39	19,061
ING MAP PLUS NP26	43.237	17.32	749
ING MAP PLUS NP28	321.232	17.18	5,519
ING MAP PLUS NP30	150.823	17.05	2,572
	114,196.782		$ 2,098,055
ING Value Choice Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP13	214.391	$ 11.90	$ 2,551
ING GNMA Income Fund - Class A			
Contracts in accumulation period:			
ING Custom Choice 65	337.068	$ 10.99	$ 3,704
ING MAP PLUS NP1	9,810.789	14.81	145,298
ING MAP PLUS NP8	16,293.900	14.41	234,795
ING MAP PLUS NP9	32,335.098	14.35	464,009
ING MAP PLUS NP11	10,237.268	14.24	145,779
ING MAP PLUS NP12	358.999	14.18	5,091
ING MAP PLUS NP13	180.926	14.13	2,556
ING MAP PLUS NP14	11,734.478	14.07	165,104
ING MAP PLUS NP15	95,996.825	14.02	1,345,875
ING MAP PLUS NP17	23,195.300	13.91	322,647
ING MAP PLUS NP18	13,863.601	13.85	192,011
ING MAP PLUS NP19	18,811.359	13.80	259,597
ING MAP PLUS NP20	17,376.443	13.74	238,752
ING MAP PLUS NP21	9,890.061	13.69	135,395
ING MAP PLUS NP22	1,483.877	13.63	20,225

Division/Contract	Units	Unit Value	Extended Value
ING GNMA Income Fund - Class A (continued)			
ING MAP PLUS NP23	11,489.620	$ 13.58	$ 156,029
ING MAP PLUS NP24	333.279	13.53	4,509
ING MAP PLUS NP26	1,212.425	13.42	16,271
ING MAP PLUS NP28	2,633.860	13.31	35,057
ING MAP PLUS NP29	3,175.985	13.26	42,114
ING MAP PLUS NP32	2,110.479	13.10	27,647
Qualified VI	15,824.169	10.84	171,534
Qualified XII (0.25)	810.574	16.78	13,601
Qualified XII (0.50)	2,720.559	16.34	44,454
Qualified XII (0.65)	1,210.415	16.09	19,476
Qualified XII (0.75)	451.004	15.92	7,180
Qualified XII (0.95)	15,855.319	10.89	172,664
Qualified XII (1.00)	24,279.177	13.44	326,312
Qualified XII (1.25)	519.351	10.84	5,630
Qualified XVI	1,823.796	10.80	19,697
Qualified LIV	7,345.993	10.92	80,218
Qualified LVI	1,253.783	11.02	13,817
	354,955.780		$ 4,837,048
ING Intermediate Bond Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	34,940.223	$ 13.98	$ 488,464
ING MAP PLUS NP8	53,647.228	13.59	729,066
ING MAP PLUS NP9	20,286.564	13.54	274,680
ING MAP PLUS NP11	32,233.139	13.43	432,891
ING MAP PLUS NP12	1,139.848	13.38	15,251
ING MAP PLUS NP13	9,911.005	13.33	132,114
ING MAP PLUS NP14	11,812.113	13.28	156,865
ING MAP PLUS NP15	17,935.544	13.22	237,108
ING MAP PLUS NP16	1,335.912	13.17	17,594
ING MAP PLUS NP17	20,751.765	13.12	272,263
ING MAP PLUS NP18	227.112	13.07	2,968
ING MAP PLUS NP19	6,357.094	13.02	82,769
ING MAP PLUS NP21	3,006.796	12.91	38,818
ING MAP PLUS NP22	1,160.014	12.86	14,918
ING MAP PLUS NP23	3,570.490	12.81	45,738
ING MAP PLUS NP24	3,199.151	12.76	40,821
ING MAP PLUS NP25	20,152.147	12.71	256,134
ING MAP PLUS NP26	3,308.716	12.66	41,888
ING MAP PLUS NP28	4,364.478	12.56	54,818
ING MAP PLUS NP32	1,650.598	12.36	20,401
	250,989.937		$ 3,355,569

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Portfolio - Class I			
Currently payable annuity contracts:	771,255.196	$12.29 to $93.56	$ 13,260,256
Contracts in accumulation period:			
ING Custom Choice 62	30,286.555	13.18	399,177
ING Custom Choice 65	19,031.609	13.31	253,311
ING MAP PLUS NP1	61,687.058	13.85	854,366
ING MAP PLUS NP8	25,292.833	13.47	340,694
ING MAP PLUS NP9	45,662.189	13.41	612,330
ING MAP PLUS NP10	645.056	13.36	8,618
ING MAP PLUS NP11	72,929.618	13.31	970,693
ING MAP PLUS NP12	70,313.214	13.26	932,353
ING MAP PLUS NP13	11.345	13.20	150
ING MAP PLUS NP14	30,429.538	13.15	400,148
ING MAP PLUS NP15	21,414.256	13.10	280,527
ING MAP PLUS NP16	242.513	13.05	3,165
ING MAP PLUS NP17	11,144.994	13.00	144,885
ING MAP PLUS NP18	188.982	12.95	2,447
ING MAP PLUS NP19	9,250.615	12.89	119,240
ING MAP PLUS NP20	5,599.446	12.84	71,897
ING MAP PLUS NP21	14,816.821	12.79	189,507
ING MAP PLUS NP22	2,626.885	12.74	33,467
ING MAP PLUS NP23	11,578.255	12.69	146,928
ING MAP PLUS NP26	584.761	12.54	7,333
ING MAP PLUS NP27	1,232.581	12.49	15,395
ING MAP PLUS NP28	1,283.783	12.44	15,970
ING MAP PLUS NP29	3,692.701	12.40	45,789
ING MAP PLUS NP30	5,887.995	12.35	72,717
Qualified I	580.569	93.27	54,150
Qualified V	331.051	23.33	7,723
Qualified VI	3,608,131.382	23.58	85,079,738
Qualified VII	44,825.058	21.99	985,703
Qualified VIII	4,485.429	21.69	97,289
Qualified IX	398.124	23.22	9,244
Qualified X (1.15)	214,558.691	24.01	5,151,554
Qualified X (1.25)	486,839.793	23.58	11,479,682
Qualified XII (0.00)	2,121.293	20.70	43,911
Qualified XII (0.05)	96,203.277	26.89	2,586,906
Qualified XII (0.05)	72,609.141	26.89	1,952,460
Qualified XII (0.10)	10.963	20.42	224
Qualified XII (0.20)	166,824.102	20.14	3,359,837
Qualified XII (0.25)	90,151.165	20.01	1,803,925
Qualified XII (0.30)	15,783.197	19.87	313,612
Qualified XII (0.35)	3,464.576	19.74	68,391
Qualified XII (0.40)	144,842.453	22.50	3,258,955
Qualified XII (0.45)	929.324	19.47	18,094
Qualified XII (0.50)	533,774.859	19.60	10,461,987
Qualified XII (0.55)	276,266.867	19.21	5,307,087
Qualified XII (0.60)	3,319,845.696	19.07	63,309,457
Qualified XII (0.65)	928,288.661	18.95	17,591,070

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Portfolio - Class I (continued)			
Qualified XII (0.70)	130,161.979	$ 18.82	$ 2,449,648
Qualified XII (0.75)	349,205.123	18.69	6,526,644
Qualified XII (0.80)	668,572.061	18.83	12,589,212
Qualified XII (0.85)	603,777.505	21.26	12,836,310
Qualified XII (0.90)	37,958.475	18.59	705,648
Qualified XII (0.95)	571,134.739	20.93	11,953,850
Qualified XII (1.00)	1,403,969.359	20.77	29,160,444
Qualified XII (1.05)	41,709.049	20.60	859,206
Qualified XII (1.10)	92,326.203	20.44	1,887,148
Qualified XII (1.15)	95,720.059	20.28	1,941,203
Qualified XII (1.20)	23,276.432	20.13	468,555
Qualified XII (1.25)	118,941.301	19.97	2,375,258
Qualified XII (1.30)	11,806.465	19.81	233,886
Qualified XII (1.35)	523.819	19.66	10,298
Qualified XII (1.40)	20,886.121	19.51	407,488
Qualified XII (1.45)	5,374.013	19.35	103,987
Qualified XII (1.50)	1,294.784	19.20	24,860
Qualified XV	11,791.389	24.67	290,894
Qualified XVI	102,526.133	22.72	2,329,394
Qualified XVII	87,055.081	24.10	2,098,027
Qualified XVIII	123,997.071	24.10	2,988,329
Qualified XIX	37.708	95.33	3,595
Qualified XX	5,255.163	93.44	491,042
Qualified XXI	22,235.877	25.14	559,010
Qualified XXVII	439,730.793	94.03	41,347,886
Qualified XXVIII	104,322.907	93.91	9,796,964
Qualified XXIX	271.577	91.42	24,828
Qualified XXX	10,724.505	88.93	953,730
Qualified XXXII	77,896.223	13.07	1,018,104
Qualified XXXIII (0.65)	20,546.085	15.95	327,710
Qualified XXXIV	10,041.806	11.86	119,096
Qualified XXXV	2,066.611	13.14	27,155
Qualified XXXVI	26,096.804	16.12	420,680
Qualified XXXVIII	105,330.656	12.19	1,283,981
Qualified XLIII	14,636.848	11.88	173,886
Qualified LIV	131,939.930	13.07	1,724,455
Qualified LVI	301,996.506	13.45	4,061,853
Qualified LIX	15,050.246	16.35	246,072
	17,018,541.876		$ 386,942,698
ING Intermediate Bond Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	73,929.145	$ 12.47	$ 921,896

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Artio Foreign Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	6,185.485	$ 11.02	$ 68,164
ING Custom Choice 65	284.450	9.88	2,810
Qualified VI	754,895.846	10.52	7,941,504
Qualified X (1.15)	32,291.362	11.00	355,205
Qualified X (1.25)	43,008.841	10.92	469,657
Qualified XII (0.00)	765.880	11.57	8,861
Qualified XII (0.10)	230.113	11.49	2,644
Qualified XII (0.20)	3,007.750	11.40	34,288
Qualified XII (0.25)	90.066	11.35	1,022
Qualified XII (0.30)	5,360.563	11.31	60,628
Qualified XII (0.35)	4.085	11.27	46
Qualified XII (0.40)	96,443.885	11.22	1,082,100
Qualified XII (0.50)	146,403.294	11.14	1,630,933
Qualified XII (0.55)	14,609.468	11.10	162,165
Qualified XII (0.60)	9,372.862	11.05	103,570
Qualified XII (0.65)	40,776.366	11.01	448,948
Qualified XII (0.70)	28,305.085	10.97	310,507
Qualified XII (0.75)	57,272.947	10.93	625,993
Qualified XII (0.80)	15,291.103	10.88	166,367
Qualified XII (0.85)	116,758.699	10.84	1,265,664
Qualified XII (0.90)	8,895.614	10.80	96,073
Qualified XII (0.95)	90,770.284	10.76	976,688
Qualified XII (1.00)	359,501.705	10.72	3,853,858
Qualified XII (1.05)	6,863.675	10.68	73,304
Qualified XII (1.10)	19,853.265	10.64	211,239
Qualified XII (1.15)	22,740.565	10.60	241,050
Qualified XII (1.20)	3,369.706	10.56	35,584
Qualified XII (1.25)	38,685.366	10.52	406,970
Qualified XII (1.30)	5,273.521	10.48	55,267
Qualified XII (1.35)	25.054	10.44	262
Qualified XII (1.40)	1,412.334	10.40	14,688
Qualified XII (1.45)	420.401	10.36	4,355
Qualified XV	93.562	10.76	1,007
Qualified XVI	11,314.385	10.32	116,764
Qualified XVII	4,623.977	10.60	49,014
Qualified XVIII	4,064.169	11.12	45,194
Qualified XXXII	1,323.468	10.92	14,452
Qualified XXXIV	3,846.229	5.47	21,039
Qualified XXXVIII	1,886.135	5.62	10,600
Qualified XLIII	33.361	5.48	183
Qualified LIV	27,387.743	9.70	265,661
Qualified LVI	4,793.314	9.97	47,789
	1,988,535.983		$ 21,282,117

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Health Sciences Opportunities Portfolio - **Service Class**			
Contracts in accumulation period:			
ING Custom Choice 62	2,458.326	$ 12.34	$ 30,336
ING Custom Choice 65	534.657	13.11	7,009
ING MAP PLUS NP6	8,543.238	13.10	111,916
ING MAP PLUS NP8	309.393	13.01	4,025
ING MAP PLUS NP9	573.957	12.97	7,444
ING MAP PLUS NP11	65.309	12.88	841
ING MAP PLUS NP12	12,864.315	12.84	165,178
ING MAP PLUS NP13	1,559.736	12.80	19,965
ING MAP PLUS NP15	1,067.334	12.71	13,566
ING MAP PLUS NP16	1,177.322	12.67	14,917
ING MAP PLUS NP17	5,074.040	12.63	64,085
ING MAP PLUS NP19	332.316	12.55	4,171
ING MAP PLUS NP21	0.606	12.46	8
ING MAP PLUS NP23	1,015.880	12.38	12,577
ING MAP PLUS NP24	406.947	12.34	5,022
ING MAP PLUS NP25	3,179.845	12.30	39,112
Qualified VI	227,899.869	12.34	2,812,284
Qualified XII (0.00)	1,245.628	13.41	16,704
Qualified XII (0.20)	6,415.769	13.23	84,881
Qualified XII (0.25)	576.532	13.19	7,604
Qualified XII (0.30)	138,376.327	13.15	1,819,649
Qualified XII (0.40)	31,428.519	13.06	410,456
Qualified XII (0.50)	47,395.700	12.97	614,722
Qualified XII (0.55)	1,823.662	12.93	23,580
Qualified XII (0.60)	1,489.848	12.88	19,189
Qualified XII (0.65)	22,200.646	12.84	285,056
Qualified XII (0.70)	15,130.320	12.80	193,668
Qualified XII (0.75)	27,943.578	12.76	356,560
Qualified XII (0.80)	22,510.539	12.71	286,109
Qualified XII (0.85)	57,849.739	12.67	732,956
Qualified XII (0.90)	1,841.908	12.63	23,263
Qualified XII (0.95)	34,715.705	12.59	437,071
Qualified XII (1.00)	128,961.695	12.54	1,617,180
Qualified XII (1.05)	3,868.350	12.50	48,354
Qualified XII (1.10)	9,172.705	12.46	114,292
Qualified XII (1.15)	5,793.625	12.42	71,957
Qualified XII (1.20)	1,443.105	12.38	17,866
Qualified XII (1.25)	19,796.071	12.34	244,284
Qualified XII (1.30)	149.502	12.30	1,839
Qualified XII (1.40)	1,862.522	12.21	22,741
Qualified XII (1.45)	481.758	12.17	5,863
Qualified XII (1.50)	587.084	12.13	7,121
Qualified XV	2,043.965	12.59	25,734
Qualified XVI	6,406.930	12.13	77,716
Qualified XXI	7,770.345	12.71	98,761
Qualified XXXIV	823.649	9.29	7,652
Qualified XXXVIII	5,573.384	9.55	53,226

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Health Sciences Opportunities Portfolio -			
Service Class (continued)			
Qualified LIV	4,853.156	$ 12.86	$ 62,412
Qualified LVI	14,598.372	13.22	192,990
	892,193.728		$ 11,293,912
ING BlackRock Inflation Protected Bond Portfolio -			
Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	6,914.633	$ 10.65	$ 73,641
ING BlackRock Large Cap Growth Portfolio - Institutional			
Class			
Currently payable annuity contracts:	34,520.733	$8.22 to $8.43	$ 288,926
Contracts in accumulation period:			
ING Custom Choice 62	4,444.461	8.85	39,333
ING Custom Choice 65	31,395.020	9.22	289,462
Qualified V	3,368.436	8.78	29,575
Qualified VI	3,020,458.258	8.85	26,731,056
Qualified VIII	684.687	8.84	6,053
Qualified X (1.15)	228,119.225	8.89	2,027,980
Qualified X (1.25)	111,285.249	8.85	984,874
Qualified XII (0.05)	43,543.017	9.41	409,740
Qualified XII (0.20)	17,033.092	9.32	158,748
Qualified XII (0.25)	31,886.001	9.30	296,540
Qualified XII (0.30)	25,339.734	9.28	235,153
Qualified XII (0.35)	7,497.266	9.25	69,350
Qualified XII (0.40)	124,136.404	9.23	1,145,779
Qualified XII (0.45)	765.922	9.21	7,054
Qualified XII (0.50)	106,562.140	9.19	979,306
Qualified XII (0.55)	85,903.461	9.16	786,876
Qualified XII (0.60)	57,874.945	9.14	528,977
Qualified XII (0.65)	397,924.932	9.12	3,629,075
Qualified XII (0.70)	113,458.805	9.10	1,032,475
Qualified XII (0.75)	81,395.828	9.08	739,074
Qualified XII (0.80)	186,033.266	9.05	1,683,601
Qualified XII (0.85)	353,363.626	9.03	3,190,874
Qualified XII (0.90)	20,937.908	9.01	188,651
Qualified XII (0.95)	281,372.032	8.99	2,529,535
Qualified XII (1.00)	885,779.491	8.97	7,945,442
Qualified XII (1.05)	81,775.211	8.95	731,888
Qualified XII (1.10)	107,497.707	8.92	958,880
Qualified XII (1.15)	46,135.904	8.90	410,610
Qualified XII (1.20)	21,968.736	8.88	195,082
Qualified XII (1.25)	58,953.216	8.86	522,325
Qualified XII (1.30)	14,209.255	8.84	125,610
Qualified XII (1.35)	2.658	8.82	23
Qualified XII (1.40)	15,733.025	8.80	138,451
Qualified XII (1.45)	8,207.046	8.77	71,976
Qualified XII (1.50)	6,120.771	8.75	53,557
Qualified XV	18,177.759	8.98	163,236
Qualified XVI	77,583.878	8.74	678,083

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Large Cap Growth Portfolio - Institutional Class (continued)			
Qualified XVII	1,792.164	$ 8.85	$ 15,861
Qualified XVIII	14,721.035	8.95	131,753
Qualified XXII	494.819	9.19	4,547
Qualified XXVII	1,903,993.285	8.95	17,040,740
Qualified XXVIII	297,479.007	8.97	2,668,387
Qualified XXXII	10,771.260	8.85	95,326
Qualified XXXIII (0.65)	26.130	9.11	238
Qualified XXXIV	52,910.998	8.45	447,098
Qualified XXXVI	15,501.493	9.15	141,839
Qualified XXXVIII	33,229.977	8.69	288,769
Qualified XLIII	9,616.837	8.47	81,455
Qualified LIV	18,407.125	9.04	166,400
Qualified LVI	98,587.911	9.30	916,868
Qualified LIX	2,672.269	9.17	24,505
	9,171,653.415		$ 82,027,016
ING BlackRock Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP11	4,237.102	$ 13.51	$ 57,243
ING MAP PLUS NP25	23.608	13.26	313
Qualified XII (0.00)	839.341	10.78	9,048
Qualified XII (0.50)	46,155.114	10.49	484,167
	51,255.165		$ 550,771
ING BlackRock Large Cap Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Qualified XXXV	28,827.859	$ 9.07	$ 261,469
ING Clarion Global Real Estate Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	250.273	$ 8.90	$ 2,227
ING Clarion Global Real Estate Portfolio - Institutional Class			
Contracts in accumulation period:			
ING Custom Choice 62	993.484	$ 9.52	$ 9,458
ING Custom Choice 65	1,515.836	9.80	14,855
Qualified V	31.383	9.47	297
Qualified VI	1,023,728.246	9.52	9,745,893
Qualified X (1.15)	19,437.126	9.57	186,013
Qualified X (1.25)	75,894.654	9.54	724,035
Qualified XII (0.00)	8,673.485	9.93	86,128
Qualified XII (0.10)	89.903	9.90	890
Qualified XII (0.20)	89,752.506	9.86	884,960
Qualified XII (0.25)	0.862	9.85	8
Qualified XII (0.30)	5,800.201	9.83	57,016
Qualified XII (0.40)	186,937.559	9.80	1,831,988
Qualified XII (0.50)	1,017,736.829	9.77	9,943,289
Qualified XII (0.55)	49,576.000	9.75	483,366

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Global Real Estate Portfolio - Institutional			
Class (continued)			
Qualified XII (0.60)	30,940.605	$ 9.73	$ 301,052
Qualified XII (0.65)	36,013.498	9.72	350,051
Qualified XII (0.70)	46,097.470	9.70	447,145
Qualified XII (0.75)	151,285.446	9.68	1,464,443
Qualified XII (0.80)	192,413.436	9.67	1,860,638
Qualified XII (0.85)	221,526.935	9.65	2,137,735
Qualified XII (0.90)	11,255.665	9.64	108,505
Qualified XII (0.95)	170,653.933	9.62	1,641,691
Qualified XII (1.00)	926,855.777	9.60	8,897,815
Qualified XII (1.05)	7,059.209	9.59	67,698
Qualified XII (1.10)	24,577.770	9.57	235,209
Qualified XII (1.15)	37,422.172	9.56	357,756
Qualified XII (1.20)	3,427.450	9.54	32,698
Qualified XII (1.25)	42,044.967	9.52	400,268
Qualified XII (1.30)	109.531	9.51	1,042
Qualified XII (1.40)	6,122.028	9.48	58,037
Qualified XII (1.45)	1,525.934	9.46	14,435
Qualified XV	2,579.359	9.62	24,813
Qualified XVI	13,986.400	9.44	132,032
Qualified XVII	1,552.999	9.52	14,785
Qualified XVIII	2,606.629	9.93	25,884
Qualified XXI	4,945.165	9.67	47,820
Qualified XXVII	1,120,728.592	9.60	10,758,994
Qualified XXVIII	195,580.298	9.62	1,881,482
Qualified XXXII	1,183.330	9.54	11,289
Qualified XXXIV	9,075.607	9.66	87,670
Qualified XXXVIII	3,373.986	9.93	33,504
Qualified XLIII	244.536	9.69	2,370
Qualified LIV	9,543.651	9.67	92,287
Qualified LVI	10,583.503	9.85	104,248
	5,765,483.955		$ 55,561,592
ING Clarion Real Estate Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	1,798.123	$ 9.80	$ 17,622
ING Clarion Real Estate Portfolio - Institutional Class			
Currently payable annuity contracts:	187,986.922	$10.84 to $11.48	$ 2,156,832

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	4,537.533	$ 11.13	$ 50,503
ING Custom Choice 65	3,164.023	11.69	36,987
ING MAP PLUS NP1	83,651.717	11.90	995,455
ING MAP PLUS NP3	624.177	11.83	7,384
ING MAP PLUS NP4	8,311.419	11.80	98,075
ING MAP PLUS NP8	11,909.893	11.66	138,869
ING MAP PLUS NP9	17,429.709	11.63	202,708
ING MAP PLUS NP10	97.120	11.60	1,127
ING MAP PLUS NP11	12,507.607	11.56	144,588
ING MAP PLUS NP12	14,902.619	11.53	171,827
ING MAP PLUS NP13	75.984	11.50	874
ING MAP PLUS NP14	2,858.433	11.47	32,786
ING MAP PLUS NP15	13,147.055	11.43	150,271
ING MAP PLUS NP16	2,830.952	11.40	32,273
ING MAP PLUS NP17	8,608.160	11.37	97,875
ING MAP PLUS NP18	3,805.255	11.34	43,152
ING MAP PLUS NP19	9,922.873	11.30	112,128
ING MAP PLUS NP21	1,153.143	11.24	12,961
ING MAP PLUS NP23	914.609	11.18	10,225
ING MAP PLUS NP24	1,294.086	11.14	14,416
ING MAP PLUS NP25	9,002.472	11.11	100,017
ING MAP PLUS NP26	0.681	11.08	8
ING MAP PLUS NP28	1,356.037	11.02	14,944
ING MAP PLUS NP30	367.564	10.96	4,029
Qualified V	6.794	11.03	75
Qualified VI	892,936.832	11.13	9,938,387
Qualified XII (0.00)	776.384	11.95	9,278
Qualified XII (0.25)	1,517.783	11.78	17,879
Qualified XII (0.30)	25,119.321	11.74	294,901
Qualified XII (0.40)	158,681.517	11.68	1,853,400
Qualified XII (0.50)	964,528.788	11.61	11,198,179
Qualified XII (0.55)	37,547.626	11.58	434,802
Qualified XII (0.60)	9,840.456	11.55	113,657
Qualified XII (0.65)	68,245.346	11.51	785,504
Qualified XII (0.70)	31,572.484	11.48	362,452
Qualified XII (0.75)	179,483.016	11.45	2,055,081
Qualified XII (0.80)	113,029.242	11.41	1,289,664
Qualified XII (0.85)	345,316.529	11.38	3,929,702
Qualified XII (0.90)	2,321.613	11.35	26,350
Qualified XII (0.95)	180,241.212	11.32	2,040,331
Qualified XII (1.00)	733,224.931	11.29	8,278,109
Qualified XII (1.05)	9,556.647	11.25	107,512
Qualified XII (1.10)	16,741.906	11.22	187,844
Qualified XII (1.15)	17,146.453	11.19	191,869
Qualified XII (1.20)	9,723.781	11.16	108,517
Qualified XII (1.25)	70,154.688	11.13	780,822
Qualified XII (1.30)	1,567.925	11.09	17,388

Division/Contract	Units	Unit Value		Extended Value
ING Clarion Real Estate Portfolio - Service Class				
(continued)				
Qualified XII (1.40)	1,379.579	$	11.03	$ 15,217
Qualified XII (1.45)	12.747		11.00	140
Qualified XII (1.50)	5.923		10.97	65
Qualified XV	3,597.088		11.32	40,719
Qualified XVI	20,515.304		10.97	225,053
Qualified XXI	22,630.804		11.41	258,217
Qualified XXXIII (0.65)	22,568.964		11.51	259,769
Qualified XXXIV	362.225		9.91	3,590
Qualified XXXVIII	15,602.663		10.18	158,835
Qualified XLIII	127.919		9.93	1,270
Qualified LIV	21,132.526		11.47	242,390
Qualified LVI	26,232.154		11.79	309,277
	4,215,922.291			$ 48,009,727
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class				
Contracts in accumulation period:				
ING Custom Choice 62	1,438.248	$	13.61	$ 19,575
ING Custom Choice 65	572.201		14.46	8,274
ING MAP PLUS NP1	61,693.074		14.72	908,122
ING MAP PLUS NP3	626.672		14.62	9,162
ING MAP PLUS NP4	14,036.232		14.57	204,508
ING MAP PLUS NP5	33.477		14.52	486
ING MAP PLUS NP6	22,911.443		14.48	331,758
ING MAP PLUS NP8	13,591.458		14.38	195,445
ING MAP PLUS NP9	33,933.707		14.33	486,270
ING MAP PLUS NP10	5,079.674		14.28	72,538
ING MAP PLUS NP11	20,561.588		14.24	292,797
ING MAP PLUS NP12	15,562.237		14.19	220,828
ING MAP PLUS NP13	2,222.902		14.14	31,432
ING MAP PLUS NP14	2,928.713		14.09	41,266
ING MAP PLUS NP15	21,564.591		14.05	302,983
ING MAP PLUS NP16	3,543.046		14.00	49,603
ING MAP PLUS NP17	11,659.466		13.95	162,650
ING MAP PLUS NP18	6,209.887		13.91	86,380
ING MAP PLUS NP19	8,340.520		13.86	115,600
ING MAP PLUS NP20	2,975.741		13.81	41,095
ING MAP PLUS NP21	8,710.057		13.77	119,937
ING MAP PLUS NP22	4,849.901		13.72	66,541
ING MAP PLUS NP23	3,960.308		13.68	54,177
ING MAP PLUS NP24	480.072		13.63	6,543
ING MAP PLUS NP25	3,752.630		13.58	50,961
ING MAP PLUS NP26	3,892.593		13.54	52,706
ING MAP PLUS NP27	320.958		13.49	4,330
ING MAP PLUS NP28	780.575		13.45	10,499
ING MAP PLUS NP29	1,432.984		13.40	19,202
ING MAP PLUS NP30	265.042		13.36	3,541
ING MAP PLUS NP32	164.994		13.27	2,189
Qualified VI	867,464.472		13.61	11,806,191
Qualified VIII	731.012		13.60	9,942

Division/Contract	Units	Unit Value	Extended Value
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class (continued)			
Qualified XII (0.00)	11,970.554	$ 14.79	$ 177,044
Qualified XII (0.10)	31.625	14.69	465
Qualified XII (0.20)	13,349.844	14.59	194,774
Qualified XII (0.25)	616.455	14.55	8,969
Qualified XII (0.30)	11,856.049	14.50	171,913
Qualified XII (0.40)	76,188.235	14.40	1,097,111
Qualified XII (0.50)	1,201,032.098	14.31	17,186,769
Qualified XII (0.55)	26,696.286	14.26	380,689
Qualified XII (0.60)	14,477.944	14.21	205,732
Qualified XII (0.65)	55,982.590	14.16	792,713
Qualified XII (0.70)	31,208.032	14.12	440,657
Qualified XII (0.75)	216,067.919	14.07	3,040,076
Qualified XII (0.80)	28,039.656	14.02	393,116
Qualified XII (0.85)	186,163.595	13.97	2,600,705
Qualified XII (0.90)	990.952	13.93	13,804
Qualified XII (0.95)	138,895.108	13.88	1,927,864
Qualified XII (1.00)	1,019,342.831	13.84	14,107,705
Qualified XII (1.05)	4,479.835	13.79	61,777
Qualified XII (1.10)	10,018.281	13.74	137,651
Qualified XII (1.15)	25,163.303	13.70	344,737
Qualified XII (1.20)	2,974.763	13.65	40,606
Qualified XII (1.25)	62,160.849	13.61	846,009
Qualified XII (1.30)	857.339	13.56	11,626
Qualified XII (1.40)	560.926	13.47	7,556
Qualified XII (1.45)	319.645	13.43	4,293
Qualified XII (1.50)	516.116	13.38	6,906
Qualified XV	833.388	13.88	11,567
Qualified XVI	18,695.999	13.38	250,152
Qualified XXI	204,021.123	14.02	2,860,376
Qualified XXXIV	511.508	9.19	4,701
Qualified XXXVIII	252.192	9.45	2,383
Qualified XLIII	881.059	9.21	8,115
Qualified LIV	62,673.672	14.19	889,339
Qualified LVI	5,715.357	14.58	83,330
	4,579,835.603		$ 64,098,761
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class			
Contracts in accumulation period:			
Qualified XXXV	1,398.660	$ 8.52	$ 11,917
ING Global Resources Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	245.921	$ 8.76	$ 2,154
ING Global Resources Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XII (0.20)	2,427.315	$ 12.51	$ 30,366

Division/Contract	Units	Unit Value	Extended Value
ING Global Resources Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	17,495.651	$ 11.48	$ 200,850
ING Custom Choice 65	52,259.803	11.99	626,595
ING MAP PLUS NP6	7,876.601	13.59	107,043
ING MAP PLUS NP11	222.921	13.50	3,009
ING MAP PLUS NP14	202.935	13.44	2,727
ING MAP PLUS NP15	2,137.380	13.43	28,705
ING MAP PLUS NP16	3,779.200	13.41	50,679
ING MAP PLUS NP17	151.114	13.39	2,023
ING MAP PLUS NP18	46.462	13.37	621
ING MAP PLUS NP21	764.818	13.32	10,187
ING MAP PLUS NP23	4,267.175	13.28	56,668
ING MAP PLUS NP25	14.141	13.25	187
ING MAP PLUS NP26	1,314.825	13.23	17,395
Qualified V	6.164	11.39	70
Qualified VI	2,701,838.192	11.48	31,017,102
Qualified VIII	737.131	11.47	8,455
Qualified XII (0.05)	67,134.029	12.24	821,721
Qualified XII (0.10)	95.837	12.18	1,167
Qualified XII (0.20)	47,676.205	12.12	577,836
Qualified XII (0.25)	7,421.357	12.09	89,724
Qualified XII (0.30)	57,962.134	12.05	698,444
Qualified XII (0.35)	1,176.430	12.02	14,141
Qualified XII (0.40)	360,590.666	11.99	4,323,482
Qualified XII (0.50)	63,883.343	11.93	762,128
Qualified XII (0.55)	92,009.631	11.90	1,094,915
Qualified XII (0.60)	38,056.471	11.87	451,730
Qualified XII (0.65)	235,244.638	11.84	2,785,297
Qualified XII (0.70)	107,397.032	11.81	1,268,359
Qualified XII (0.75)	300,929.166	11.78	3,544,946
Qualified XII (0.80)	401,966.060	11.75	4,723,101
Qualified XII (0.85)	656,357.350	11.72	7,692,508
Qualified XII (0.90)	18,658.925	11.69	218,123
Qualified XII (0.95)	453,273.808	11.66	5,285,173
Qualified XII (1.00)	1,233,632.187	11.63	14,347,142
Qualified XII (1.05)	54,734.784	11.60	634,923
Qualified XII (1.10)	64,176.956	11.57	742,527
Qualified XII (1.15)	96,368.356	11.54	1,112,091
Qualified XII (1.20)	10,760.901	11.51	123,858
Qualified XII (1.25)	141,308.839	11.48	1,622,225
Qualified XII (1.30)	824.077	11.45	9,436
Qualified XII (1.35)	969.656	11.42	11,073
Qualified XII (1.40)	10,243.152	11.39	116,670
Qualified XII (1.45)	290.857	11.36	3,304
Qualified XII (1.50)	774.615	11.33	8,776
Qualified XIII	1,295.340	11.66	15,104
Qualified XV	30,848.753	11.66	359,696
Qualified XVI	63,168.545	11.33	715,700

Division/Contract	Units	Unit Value	Extended Value
ING Global Resources Portfolio - Service Class (continued)			
Qualified XVII	2,942.492	$ 11.49	$ 33,809
Qualified XXI	61,706.175	11.75	725,048
Qualified XXVII	1,825,627.732	11.70	21,359,844
Qualified XXVIII	1,004,798.747	11.71	11,766,193
Qualified XXXIV	3,697.640	8.89	32,872
Qualified XXXVI	15,348.224	11.90	182,644
Qualified XXXVIII	25,343.352	9.14	231,638
Qualified XLIII	9,052.864	8.91	80,661
Qualified LIV	26,224.901	11.77	308,667
Qualified LVI	104,429.574	12.11	1,264,642
	10,491,516.314		$ 122,293,654
ING Invesco Van Kampen Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	1,410.602	$ 11.27	$ 15,897
ING Custom Choice 65	1,207.598	11.98	14,467
ING MAP PLUS NP14	10,284.687	11.20	115,188
Qualified VI	431,992.651	11.27	4,868,557
Qualified XII (0.00)	80,383.202	12.25	984,694
Qualified XII (0.20)	1,436.900	12.09	17,372
Qualified XII (0.25)	591.249	12.05	7,125
Qualified XII (0.30)	5,053.733	12.01	60,695
Qualified XII (0.35)	188.084	11.97	2,251
Qualified XII (0.40)	17,870.361	11.93	213,193
Qualified XII (0.50)	364,092.243	11.85	4,314,493
Qualified XII (0.55)	23,827.058	11.81	281,398
Qualified XII (0.60)	13,916.824	11.77	163,801
Qualified XII (0.65)	66,793.543	11.73	783,488
Qualified XII (0.70)	18,009.084	11.69	210,526
Qualified XII (0.75)	90,258.925	11.65	1,051,516
Qualified XII (0.80)	22,619.097	11.62	262,834
Qualified XII (0.85)	70,194.603	11.58	812,854
Qualified XII (0.90)	1,053.441	11.54	12,157
Qualified XII (0.95)	99,287.598	11.50	1,141,807
Qualified XII (1.00)	279,345.017	11.46	3,201,294
Qualified XII (1.05)	7,647.440	11.42	87,334
Qualified XII (1.10)	8,393.338	11.38	95,516
Qualified XII (1.15)	18,508.336	11.35	210,070
Qualified XII (1.20)	4,179.574	11.31	47,271
Qualified XII (1.25)	34,068.111	11.27	383,948
Qualified XII (1.30)	154.046	11.23	1,730
Qualified XII (1.35)	51.641	11.20	578
Qualified XII (1.40)	1,388.106	11.16	15,491
Qualified XII (1.50)	281.769	11.08	3,122
Qualified XV	578.700	11.50	6,655
Qualified XVI	10,983.147	11.08	121,693
Qualified XXI	3,552.817	11.62	41,284
Qualified XXXIV	21.329	8.75	187
Qualified XXXVIII	3,879.575	8.99	34,877

Division/Contract	Units	Unit Value		Extended Value
ING Invesco Van Kampen Growth and Income Portfolio -				
Service Class (continued)				
Qualified XLIII	4,687.741	$	8.77	$ 41,111
Qualified LIV	18,462.498		11.75	216,934
Qualified LVI	4,752.792		12.08	57,414
	1,721,407.460			$ 19,900,822
ING JPMorgan Emerging Markets Equity Portfolio -				
Adviser Class				
Contracts in accumulation period:				
Qualified XXXV	17,744.048	$	16.12	$ 286,034
ING JPMorgan Emerging Markets Equity Portfolio -				
Institutional Class				
Contracts in accumulation period:				
Qualified XXVII	858,659.314	$	16.84	$ 14,459,823
Qualified XXVIII	856,133.573		16.87	14,442,973
	1,714,792.887			$ 28,902,796
ING JPMorgan Emerging Markets Equity Portfolio -				
Service Class				
Contracts in accumulation period:				
ING Custom Choice 62	474.908	$	19.22	$ 9,128
ING Custom Choice 65	4,139.472		20.42	84,528
ING MAP PLUS NP1	48,259.656		13.07	630,754
ING MAP PLUS NP6	17.959		12.88	231
ING MAP PLUS NP8	3,510.664		12.81	44,972
ING MAP PLUS NP9	23,000.379		12.78	293,945
ING MAP PLUS NP10	1,893.490		12.74	24,123
ING MAP PLUS NP12	6,043.538		12.67	76,572
ING MAP PLUS NP13	13.529		12.63	171
ING MAP PLUS NP15	718.099		12.56	9,019
ING MAP PLUS NP17	1,085.950		12.49	13,564
ING MAP PLUS NP18	19.031		12.45	237
ING MAP PLUS NP19	2,122.866		12.42	26,366
ING MAP PLUS NP23	12,334.700		12.28	151,470
ING MAP PLUS NP24	84.422		12.24	1,033
ING MAP PLUS NP25	6,888.025		12.21	84,103
ING MAP PLUS NP26	3,527.873		12.17	42,934
ING MAP PLUS NP28	982.076		12.10	11,883
ING MAP PLUS NP29	58.580		12.07	707
Qualified VI	524,658.243		19.22	10,083,931
Qualified VIII	46.765		19.21	898
Qualified XII (0.10)	69.191		20.76	1,436
Qualified XII (0.25)	1,155.970		20.55	23,755
Qualified XII (0.30)	6,795.723		20.48	139,176
Qualified XII (0.40)	16,803.449		20.34	341,782
Qualified XII (0.50)	11,048.508		20.21	223,290
Qualified XII (0.55)	19,438.056		20.14	391,482
Qualified XII (0.60)	6,158.658		20.07	123,604
Qualified XII (0.65)	45,096.687		20.01	902,385
Qualified XII (0.70)	18,095.564		19.94	360,826
Qualified XII (0.75)	12,572.815		19.87	249,822

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Emerging Markets Equity Portfolio -			
Service Class (continued)			
Qualified XII (0.80)	28,118.239	$ 19.81	$ 557,022
Qualified XII (0.85)	87,365.255	19.74	1,724,590
Qualified XII (0.90)	6,290.482	19.68	123,797
Qualified XII (0.95)	88,188.074	19.61	1,729,368
Qualified XII (1.00)	159,497.547	19.55	3,118,177
Qualified XII (1.05)	7,371.602	19.48	143,599
Qualified XII (1.10)	17,635.366	19.41	342,302
Qualified XII (1.15)	12,805.267	19.35	247,782
Qualified XII (1.20)	2,364.923	19.29	45,619
Qualified XII (1.25)	34,443.815	19.22	662,010
Qualified XII (1.30)	115.247	19.16	2,208
Qualified XII (1.35)	496.558	19.09	9,479
Qualified XII (1.40)	1,717.439	19.03	32,683
Qualified XII (1.45)	884.996	18.97	16,788
Qualified XII (1.50)	230.544	18.90	4,357
Qualified XIII	2,918.174	19.61	57,225
Qualified XV	2,830.864	19.61	55,513
Qualified XVI	12,896.016	18.90	243,735
Qualified XVII	536.716	19.22	10,316
Qualified XXXIV	2,644.795	8.05	21,291
Qualified XXXVIII	2,059.752	8.28	17,055
Qualified XLIII	2,013.540	8.07	16,249
Qualified LIV	4,237.236	20.04	84,914
Qualified LVI	13,647.881	20.60	281,146
	1,268,425.174		$ 23,895,352
ING JPMorgan Small Cap Core Equity Portfolio - Adviser			
Class			
Contracts in accumulation period:			
Qualified XXXV	974.609	$ 9.08	$ 8,849
ING JPMorgan Small Cap Core Equity Portfolio - Service			
Class			
Contracts in accumulation period:			
ING Custom Choice 62	134.980	$ 13.40	$ 1,809
ING Custom Choice 65	746.142	14.24	10,625
ING MAP PLUS NP8	272.440	13.02	3,547
ING MAP PLUS NP14	12,628.391	12.95	163,538
ING MAP PLUS NP15	496.662	12.94	6,427
ING MAP PLUS NP24	1,704.067	12.82	21,846
Qualified VI	111,248.374	13.40	1,490,728
Qualified XII (0.00)	24,333.520	14.57	354,539
Qualified XII (0.30)	2,182.631	14.28	31,168
Qualified XII (0.35)	2,730.164	14.23	38,850
Qualified XII (0.40)	4,300.319	14.18	60,979
Qualified XII (0.50)	246,549.985	14.09	3,473,889
Qualified XII (0.55)	1,772.896	14.04	24,891
Qualified XII (0.60)	3,929.729	13.99	54,977
Qualified XII (0.65)	21,857.848	13.95	304,917
Qualified XII (0.70)	2,062.725	13.90	28,672
Qualified XII (0.75)	14,260.312	13.85	197,505

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Core Equity Portfolio - Service Class (continued)			
Qualified XII (0.80)	14,433.156	$ 13.81	$ 199,322
Qualified XII (0.85)	24,632.917	13.76	338,949
Qualified XII (0.90)	448.050	13.72	6,147
Qualified XII (0.95)	49,291.170	13.67	673,810
Qualified XII (1.00)	51,309.444	13.62	698,835
Qualified XII (1.05)	1,889.694	13.58	25,662
Qualified XII (1.10)	2,633.713	13.53	35,634
Qualified XII (1.15)	3,436.185	13.49	46,354
Qualified XII (1.20)	837.155	13.44	11,251
Qualified XII (1.25)	11,505.505	13.40	154,174
Qualified XII (1.40)	2,369.207	13.26	31,416
Qualified XII (1.45)	344.623	13.22	4,556
Qualified XII (1.50)	126.803	13.18	1,671
Qualified XV	375.824	13.67	5,138
Qualified XVI	7,043.665	13.18	92,836
Qualified XXXIV	6.876	10.18	70
Qualified XXXVIII	1,662.300	10.46	17,388
Qualified LIV	5,197.800	13.97	72,613
Qualified LVI	2,037.109	14.36	29,253
	630,792.381		$ 8,713,986
ING Large Cap Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	10,968.144	$ 10.33	$ 113,301
ING Large Cap Growth Portfolio - Institutional Class			
Currently payable annuity contracts:	14,003.330	$13.79 to $14.05	$ 195,141
Contracts in accumulation period:			
ING Custom Choice 65	28,845.862	10.40	299,997
Qualified V	5,222.461	10.28	53,687
Qualified VI	3,976,861.409	10.30	40,961,673
Qualified VIII	6,401.416	10.29	65,871
Qualified X (1.15)	441,264.704	10.31	4,549,439
Qualified X (1.25)	115,822.110	10.30	1,192,968
Qualified XII (0.00)	3,845.338	10.44	40,145
Qualified XII (0.05)	90,491.399	10.44	944,730
Qualified XII (0.10)	53.238	10.43	555
Qualified XII (0.20)	33,036.105	10.42	344,236
Qualified XII (0.25)	30,625.522	10.41	318,812
Qualified XII (0.30)	37,968.089	10.41	395,248
Qualified XII (0.35)	12,553.826	10.40	130,560
Qualified XII (0.40)	49,971.700	10.40	519,706
Qualified XII (0.45)	824.328	10.39	8,565
Qualified XII (0.50)	1,529,431.381	10.38	15,875,498
Qualified XII (0.55)	125,826.270	10.38	1,306,077
Qualified XII (0.60)	56,289.800	10.37	583,725
Qualified XII (0.65)	337,470.243	10.37	3,499,566
Qualified XII (0.70)	230,257.844	10.36	2,385,471
Qualified XII (0.75)	254,191.433	10.35	2,630,881

287

Division/Contract	Units	Unit Value	Extended Value
ING Large Cap Growth Portfolio - Institutional Class			
(continued)			
Qualified XII (0.80)	384,591.548	$ 10.35	$ 3,980,523
Qualified XII (0.85)	520,953.330	10.34	5,386,657
Qualified XII (0.90)	22,839.974	10.34	236,165
Qualified XII (0.95)	384,154.832	10.33	3,968,319
Qualified XII (1.00)	1,277,826.484	10.32	13,187,169
Qualified XII (1.05)	83,791.418	10.32	864,727
Qualified XII (1.10)	97,382.047	10.31	1,004,009
Qualified XII (1.15)	69,383.116	10.31	715,340
Qualified XII (1.20)	13,039.775	10.30	134,310
Qualified XII (1.25)	36,333.878	10.30	374,239
Qualified XII (1.30)	2,910.847	10.29	29,953
Qualified XII (1.40)	20,962.494	10.28	215,494
Qualified XII (1.45)	3,324.682	10.27	34,144
Qualified XII (1.50)	5,341.778	10.27	54,860
Qualified XV	12,765.971	10.33	131,872
Qualified XVI	89,290.244	10.27	917,011
Qualified XVII	3,060.828	10.30	31,527
Qualified XVIII	8,362.400	10.32	86,300
Qualified XXVII	1,811,358.761	10.32	18,693,222
Qualified XXVIII	314,094.624	10.33	3,244,597
Qualified XXXII	9,570.574	10.30	98,577
Qualified XXXIV	13,502.672	10.34	139,618
Qualified XXXVI	36,937.048	10.38	383,407
Qualified XXXVIII	82,588.362	10.44	862,222
Qualified XLIII	3,480.802	10.35	36,026
Qualified LIV	53,567.773	10.35	554,426
Qualified LVI	129,356.196	10.41	1,346,598
Qualified LIX	1,033.175	10.38	10,724
	12,873,063.441		$ 133,024,587
ING Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	4,142.898	$ 10.41	$ 43,128
ING MAP PLUS NP8	763.824	10.37	7,921
ING MAP PLUS NP13	144.228	10.34	1,491
ING MAP PLUS NP14	12,441.896	10.34	128,649
ING MAP PLUS NP17	6,150.595	10.32	63,474
Qualified XII (0.50)	11.714	15.22	178
Qualified XII (0.95)	435.701	11.79	5,137
Qualified XII (1.00)	1,230.486	11.78	14,495
Qualified XII (1.25)	2.100	11.73	25
Qualified XII (1.40)	92.045	11.71	1,078
	25,415.487		$ 265,576

Division/Contract	Units	Unit Value	Extended Value
ING Large Cap Value Portfolio - Institutional Class			
Currently payable annuity contracts:	341,028.163	$8.14 to $8.6	$ 2,927,406
Contracts in accumulation period:			
ING Custom Choice 62	13,418.638	8.43	113,119
ING Custom Choice 65	12,942.147	8.86	114,667
ING MAP PLUS NP1	123,862.102	8.93	1,106,089
ING MAP PLUS NP4	289.990	8.85	2,566
ING MAP PLUS NP6	20,706.509	8.80	182,217
ING MAP PLUS NP8	76,674.199	8.75	670,899
ING MAP PLUS NP9	7,367.809	8.73	64,321
ING MAP PLUS NP10	9,388.754	8.70	81,682
ING MAP PLUS NP11	6,900.957	8.68	59,900
ING MAP PLUS NP12	521.106	8.66	4,513
ING MAP PLUS NP13	6,803.017	8.63	58,710
ING MAP PLUS NP14	35,455.344	8.61	305,271
ING MAP PLUS NP15	38,391.139	8.58	329,396
ING MAP PLUS NP16	3,100.842	8.56	26,543
ING MAP PLUS NP17	13,730.726	8.53	117,123
ING MAP PLUS NP18	3,511.026	8.51	29,879
ING MAP PLUS NP19	3,944.915	8.48	33,453
ING MAP PLUS NP20	2,655.167	8.46	22,463
ING MAP PLUS NP21	7,507.409	8.44	63,363
ING MAP PLUS NP22	4,425.847	8.41	37,221
ING MAP PLUS NP23	6,558.909	8.39	55,029
ING MAP PLUS NP24	989.946	8.37	8,286
ING MAP PLUS NP25	9,602.299	8.34	80,083
ING MAP PLUS NP26	708.523	8.32	5,895
ING MAP PLUS NP28	6,910.356	8.27	57,149
ING MAP PLUS NP30	788.613	8.22	6,482
ING MAP PLUS NP32	2,640.797	8.18	21,602
Qualified V	260.390	8.36	2,177
Qualified VI	5,203,881.372	8.43	43,868,720
Qualified VIII	2,916.929	8.43	24,590
Qualified X (1.15)	206,781.005	8.48	1,753,503
Qualified X (1.25)	481,502.848	8.43	4,059,069
Qualified XII (0.00)	3,303.449	9.05	29,896
Qualified XII (0.10)	160.253	9.00	1,442
Qualified XII (0.20)	658,764.675	8.95	5,895,944
Qualified XII (0.25)	344,568.161	8.92	3,073,548
Qualified XII (0.30)	254,646.308	8.90	2,266,352
Qualified XII (0.35)	1,785.060	8.87	15,833
Qualified XII (0.40)	504,898.020	8.85	4,468,347
Qualified XII (0.50)	1,000,518.066	8.80	8,804,559
Qualified XII (0.55)	410,416.154	8.77	3,599,350
Qualified XII (0.60)	103,501.393	8.75	905,637
Qualified XII (0.65)	1,626,528.482	8.72	14,183,328
Qualified XII (0.70)	353,125.951	8.70	3,072,196
Qualified XII (0.75)	837,574.710	8.67	7,261,773
Qualified XII (0.80)	659,811.261	8.65	5,707,367

Division/Contract	Units	Unit Value	Extended Value
ING Large Cap Value Portfolio - Institutional Class (continued)			
Qualified XII (0.85)	1,329,537.358	$ 8.63	$ 11,473,907
Qualified XII (0.90)	16,037.964	8.60	137,926
Qualified XII (0.95)	1,190,520.500	8.58	10,214,666
Qualified XII (1.00)	3,715,930.695	8.55	31,771,207
Qualified XII (1.05)	97,384.208	8.53	830,687
Qualified XII (1.10)	165,336.499	8.50	1,405,360
Qualified XII (1.15)	133,934.538	8.48	1,135,765
Qualified XII (1.20)	37,806.422	8.46	319,842
Qualified XII (1.25)	334,633.972	8.43	2,820,964
Qualified XII (1.30)	19,097.824	8.41	160,613
Qualified XII (1.35)	13,277.532	8.38	111,266
Qualified XII (1.40)	18,102.029	8.36	151,333
Qualified XII (1.45)	2,788.711	8.34	23,258
Qualified XII (1.50)	3,487.895	8.31	28,984
Qualified XIII	713.294	8.58	6,120
Qualified XV	39,635.563	8.58	340,073
Qualified XVI	150,959.848	8.31	1,254,476
Qualified XVII	829.870	8.43	6,996
Qualified XVIII	24,259.250	8.55	207,417
Qualified XXI	53,419.609	8.65	462,080
Qualified XXVII	3,250,028.616	8.55	27,787,745
Qualified XXXII	6,241.535	8.43	52,616
Qualified XXXIII (0.65)	159,892.478	8.72	1,394,262
Qualified XXXIV	15,605.715	9.13	142,480
Qualified XXXVIII	18,949.247	9.38	177,744
Qualified XLIII	10,830.901	9.15	99,103
Qualified LIV	334,339.417	8.70	2,908,753
Qualified LVI	129,244.224	8.94	1,155,443
Qualified LIX	17,822.148	8.80	156,835
	24,706,417.598		$ 212,316,879
ING Large Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP9	61,224.332	$ 8.71	$ 533,264
ING MAP PLUS NP12	24,316.461	8.64	210,094
ING MAP PLUS NP15	3,388.231	8.56	29,003
ING MAP PLUS NP18	4,699.276	8.49	39,897
ING MAP PLUS NP20	587.432	8.44	4,958
ING MAP PLUS NP22	289.988	8.40	2,436
ING MAP PLUS NP29	104.401	8.23	859
ING MAP PLUS NP30	85.171	8.21	699
	94,695.292		$ 821,210

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Marsico Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
ING Custom Choice 62	2,104.925	$ 9.68	$ 20,376
ING Custom Choice 65	1,972.203	9.99	19,702
Qualified VI	183,673.494	9.68	1,777,959
Qualified VIII	1,026.519	9.68	9,937
Qualified X (1.15)	6,121.341	9.72	59,499
Qualified X (1.25)	33,087.715	9.68	320,289
Qualified XII (0.00)	184.566	10.14	1,871
Qualified XII (0.30)	7,899.350	10.03	79,230
Qualified XII (0.40)	10,284.692	9.99	102,744
Qualified XII (0.50)	85,558.341	9.96	852,161
Qualified XII (0.55)	1,749.763	9.94	17,393
Qualified XII (0.60)	8,155.720	9.92	80,905
Qualified XII (0.65)	48,583.398	9.90	480,976
Qualified XII (0.70)	17,894.194	9.88	176,795
Qualified XII (0.75)	24,599.351	9.86	242,550
Qualified XII (0.80)	5,318.257	9.85	52,385
Qualified XII (0.85)	35,263.449	9.83	346,640
Qualified XII (0.90)	506.171	9.81	4,966
Qualified XII (0.95)	24,499.068	9.79	239,846
Qualified XII (1.00)	93,603.663	9.77	914,508
Qualified XII (1.05)	2,284.339	9.75	22,272
Qualified XII (1.10)	7,409.584	9.74	72,169
Qualified XII (1.15)	6,656.010	9.72	64,696
Qualified XII (1.20)	3,306.698	9.70	32,075
Qualified XII (1.25)	18,965.912	9.68	183,590
Qualified XII (1.30)	54.733	9.66	529
Qualified XII (1.40)	8.314	9.63	80
Qualified XII (1.45)	1,344.407	9.61	12,920
Qualified XV	2,232.799	9.79	21,859
Qualified XVI	6,554.584	9.59	62,858
Qualified XVIII	223.363	9.68	2,162
Qualified XXVII	250,338.019	9.58	2,398,238
Qualified XXXII	333.421	9.68	3,228
Qualified XXXIV	1,140.210	9.87	11,254
Qualified XXXVIII	3,463.279	10.14	35,118
Qualified LIV	1,832.307	9.85	18,048
Qualified LVI	5,690.918	10.05	57,194
	903,925.077		$ 8,799,022

Division/Contract	Units	Unit Value	Extended Value
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP4	20,805.478	$ 12.28	$ 255,491
ING MAP PLUS NP11	3.324	11.99	40
ING MAP PLUS NP12	10,737.250	11.95	128,310
ING MAP PLUS NP14	8,176.110	11.87	97,050
ING MAP PLUS NP15	1,082.467	11.83	12,806
ING MAP PLUS NP21	284.520	11.60	3,300
ING MAP PLUS NP23	1,225.591	11.52	14,119
ING MAP PLUS NP26	990.858	11.41	11,306
ING MAP PLUS NP28	3.182	11.33	36
Qualified XII (0.60)	569.170	11.99	6,824
Qualified XII (0.75)	64.326	11.87	764
Qualified XII (1.25)	26.450	11.48	304
Qualified XXXV	4,021.565	9.91	39,854
	47,990.291		$ 570,204
ING MFS Total Return Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	96,634.744	$ 11.59	$ 1,119,997
ING MFS Total Return Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XXVII	2,732,608.541	$ 11.03	$ 30,140,672
Qualified XXVIII	2,304,464.293	11.05	25,464,330
	5,037,072.834		$ 55,605,002
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	1,969.184	$ 12.51	$ 24,634
ING Custom Choice 65	481.576	12.18	5,866
ING MAP PLUS NP1	1,005.246	13.26	13,330
ING MAP PLUS NP4	6,934.126	13.10	90,837
ING MAP PLUS NP8	49,368.150	12.90	636,849
ING MAP PLUS NP9	33.309	12.85	428
ING MAP PLUS NP12	40,868.429	12.70	519,029
ING MAP PLUS NP13	3,638.938	12.65	46,033
ING MAP PLUS NP14	903.677	12.60	11,386
ING MAP PLUS NP15	257.429	12.55	3,231
ING MAP PLUS NP16	6.211	12.50	78
ING MAP PLUS NP17	652.061	12.45	8,118
ING MAP PLUS NP19	53.192	12.35	657
ING MAP PLUS NP22	1,457.564	12.20	17,782
ING MAP PLUS NP23	18,852.058	12.16	229,241
ING MAP PLUS NP26	974.660	12.01	11,706
ING MAP PLUS NP28	20.930	11.92	249
ING MAP PLUS NP32	1.465	11.73	17
Qualified VI	590,806.139	14.48	8,554,873
Qualified X (1.15)	14,325.730	12.41	177,782
Qualified X (1.25)	65,800.250	12.32	810,659
Qualified XII (0.25)	8,303.892	16.06	133,361

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Service Class			
(continued)			
Qualified XII (0.30)	894.705	$ 16.00	$ 14,315
Qualified XII (0.40)	43,435.342	15.86	688,885
Qualified XII (0.50)	24,762.697	15.71	389,022
Qualified XII (0.55)	2,286.188	15.66	35,802
Qualified XII (0.60)	11,327.351	15.59	176,593
Qualified XII (0.65)	5,724.238	15.53	88,897
Qualified XII (0.70)	25,191.060	15.46	389,454
Qualified XII (0.75)	51,631.988	15.40	795,133
Qualified XII (0.80)	30,787.452	15.30	471,048
Qualified XII (0.85)	123,666.733	15.22	1,882,208
Qualified XII (0.90)	6,612.983	15.17	100,319
Qualified XII (0.95)	159,424.793	15.09	2,405,720
Qualified XII (1.00)	178,985.893	15.03	2,690,158
Qualified XII (1.05)	10,267.481	14.96	153,602
Qualified XII (1.10)	46,744.700	14.90	696,496
Qualified XII (1.15)	25,094.085	14.84	372,396
Qualified XII (1.20)	7,138.953	14.77	105,442
Qualified XII (1.25)	97,408.065	14.71	1,432,873
Qualified XII (1.30)	1,935.358	14.65	28,353
Qualified XII (1.35)	579.685	14.59	8,458
Qualified XII (1.40)	5,608.758	14.52	81,439
Qualified XII (1.45)	2,881.093	14.46	41,661
Qualified XII (1.50)	364.738	14.40	5,252
Qualified XV	740.515	14.26	10,560
Qualified XVI	14,760.333	14.16	209,006
Qualified XVII	3,148.297	13.89	43,730
Qualified XVIII	1,583.038	12.55	19,867
Qualified XXXII	653.631	12.32	8,053
Qualified XXXIV	487.572	9.76	4,759
Qualified XXXVIII	7,047.867	10.03	70,690
Qualified XLIII	1,764.486	9.78	17,257
Qualified LIV	4,818.225	11.95	57,578
Qualified LVI	7,805.277	12.28	95,849
	1,712,277.796		$ 24,887,021
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	366.910	$ 17.64	$ 6,472
ING Custom Choice 65	2,232.364	18.75	41,857
Qualified VI	756,305.652	17.64	13,341,232
Qualified XII (0.00)	118.509	19.18	2,273
Qualified XII (0.10)	29.597	19.05	564
Qualified XII (0.20)	6,850.905	18.93	129,688
Qualified XII (0.25)	765.395	18.86	14,435
Qualified XII (0.30)	7,460.877	18.80	140,264
Qualified XII (0.40)	33,155.909	18.67	619,021
Qualified XII (0.50)	350,850.004	18.55	6,508,268
Qualified XII (0.55)	12,631.896	18.49	233,564
Qualified XII (0.60)	6,955.940	18.43	128,198

Division/Contract	Units	Unit Value	Extended Value
ING MFS Utilities Portfolio - Service Class (continued)			
Qualified XII (0.65)	28,091.395	$ 18.37	$ 516,039
Qualified XII (0.70)	20,714.731	18.30	379,080
Qualified XII (0.75)	91,343.795	18.24	1,666,111
Qualified XII (0.80)	64,613.376	18.18	1,174,671
Qualified XII (0.85)	116,696.419	18.12	2,114,539
Qualified XII (0.90)	7,689.200	18.06	138,867
Qualified XII (0.95)	140,645.902	18.00	2,531,626
Qualified XII (1.00)	505,932.907	17.94	9,076,436
Qualified XII (1.05)	11,311.177	17.88	202,244
Qualified XII (1.10)	24,396.329	17.82	434,743
Qualified XII (1.15)	21,700.389	17.76	385,399
Qualified XII (1.20)	5,782.419	17.70	102,349
Qualified XII (1.25)	57,228.925	17.64	1,009,518
Qualified XII (1.30)	2,820.325	17.59	49,610
Qualified XII (1.35)	659.723	17.53	11,565
Qualified XII (1.40)	2,501.520	17.47	43,702
Qualified XII (1.45)	472.366	17.41	8,224
Qualified XII (1.50)	201.454	17.35	3,495
Qualified XIII	1,058.292	18.00	19,049
Qualified XV	3,141.549	18.00	56,548
Qualified XVI	19,113.387	17.35	331,617
Qualified XVII	1,222.197	17.64	21,560
Qualified XXI	18,801.795	18.18	341,817
Qualified XXXIV	1,650.788	9.86	16,277
Qualified XXXVIII	3,671.283	10.14	37,227
Qualified XLIII	5,308.662	9.88	52,450
Qualified LIV	4,405.227	18.40	81,056
Qualified LVI	30,592.594	18.91	578,506
	2,369,492.084		$ 42,550,161
ING Morgan Stanley Global Franchise Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	1,492.904	$ 9.77	$ 14,586
ING PIMCO High Yield Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	2,958.646	$ 9.91	$ 29,320
ING PIMCO High Yield Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XXVII	399,548.800	$ 14.47	$ 5,781,471
Qualified XXVIII	297,846.577	14.50	4,318,775
	697,395.377		$ 10,100,246

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	7,825.432	$ 15.05	$ 117,773
ING Custom Choice 65	805.552	15.99	12,881
ING MAP PLUS NP3	720.450	14.98	10,792
ING MAP PLUS NP6	8,383.714	14.85	124,498
ING MAP PLUS NP8	1,349.516	14.76	19,919
ING MAP PLUS NP9	24,486.204	14.72	360,437
ING MAP PLUS NP11	4,254.331	14.64	62,283
ING MAP PLUS NP12	14,209.896	14.60	207,464
ING MAP PLUS NP13	1,721.935	14.56	25,071
ING MAP PLUS NP14	576.127	14.52	8,365
ING MAP PLUS NP16	1,941.718	14.43	28,019
ING MAP PLUS NP17	1,082.530	14.39	15,578
ING MAP PLUS NP18	75.689	14.35	1,086
ING MAP PLUS NP21	13,928.181	14.23	198,198
ING MAP PLUS NP22	61.701	14.19	876
ING MAP PLUS NP23	920.788	14.15	13,029
ING MAP PLUS NP26	986.627	14.03	13,842
Qualified VI	492,852.637	15.05	7,417,432
Qualified XII (0.00)	1,280.237	16.36	20,945
Qualified XII (0.05)	12,093.379	16.36	197,848
Qualified XII (0.30)	5,383.119	16.03	86,291
Qualified XII (0.35)	793.962	15.98	12,688
Qualified XII (0.40)	27,261.773	15.93	434,280
Qualified XII (0.50)	324,317.971	15.82	5,130,710
Qualified XII (0.55)	9,200.880	15.77	145,098
Qualified XII (0.60)	18,757.674	15.71	294,683
Qualified XII (0.65)	41,940.093	15.66	656,782
Qualified XII (0.70)	22,854.101	15.61	356,753
Qualified XII (0.75)	23,503.521	15.56	365,715
Qualified XII (0.80)	49,706.754	15.51	770,952
Qualified XII (0.85)	69,061.687	15.45	1,067,003
Qualified XII (0.90)	914.414	15.40	14,082
Qualified XII (0.95)	54,082.124	15.35	830,161
Qualified XII (1.00)	176,624.977	15.30	2,702,362
Qualified XII (1.05)	6,119.391	15.25	93,321
Qualified XII (1.10)	7,348.986	15.20	111,705
Qualified XII (1.15)	8,501.978	15.15	128,805
Qualified XII (1.20)	3,317.528	15.10	50,095
Qualified XII (1.25)	31,249.053	15.05	470,298
Qualified XII (1.30)	527.774	15.00	7,917
Qualified XII (1.35)	761.793	14.95	11,389
Qualified XII (1.40)	5,077.143	14.90	75,649
Qualified XII (1.45)	649.109	14.85	9,639
Qualified XII (1.50)	494.618	14.80	7,320
Qualified XIII	1,513.328	15.35	23,230
Qualified XV	3,213.648	15.35	49,329
Qualified XVI	10,192.334	14.80	150,847

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Service Class			
(continued)			
Qualified XXI	13,609.637	$ 15.51	$ 211,085
Qualified XXXIV	294.235	13.34	3,925
Qualified XXXVIII	5,355.411	13.71	73,423
Qualified XLIII	1,327.056	13.37	17,743
Qualified LIV	11,598.806	15.69	181,985
Qualified LVI	12,772.631	16.13	206,023
	1,537,884.153		$ 23,607,624
ING Pioneer Fund Portfolio - Institutional Class			
Currently payable annuity contracts:	20,288.728	$9.17 to $10.9	$ 216,698
Contracts in accumulation period:			
ING Custom Choice 62	1,487.860	9.67	14,388
ING Custom Choice 65	2,115.908	10.17	21,519
ING MAP PLUS NP1	85,043.808	10.24	870,849
ING MAP PLUS NP8	2,520.867	10.04	25,310
ING MAP PLUS NP9	14,345.598	10.01	143,599
ING MAP PLUS NP10	215.061	9.98	2,146
ING MAP PLUS NP11	3,767.359	9.95	37,485
ING MAP PLUS NP12	21,951.129	9.92	217,755
ING MAP PLUS NP13	304.507	9.90	3,015
ING MAP PLUS NP14	21,756.076	9.87	214,732
ING MAP PLUS NP15	226.365	9.84	2,227
ING MAP PLUS NP17	1,231.622	9.78	12,045
ING MAP PLUS NP22	115.980	9.65	1,119
ING MAP PLUS NP24	1,036.871	9.59	9,944
Qualified VI	271,220.703	9.67	2,622,704
Qualified VIII	438.488	9.67	4,240
Qualified X (1.15)	58,812.255	9.73	572,243
Qualified X (1.25)	42,167.503	9.67	407,760
Qualified XII (0.00)	558.376	10.39	5,802
Qualified XII (0.05)	197,653.075	10.38	2,051,639
Qualified XII (0.20)	2,982.602	10.27	30,631
Qualified XII (0.25)	11,304.507	10.24	115,758
Qualified XII (0.30)	39,950.196	10.21	407,892
Qualified XII (0.40)	9,979.822	10.15	101,295
Qualified XII (0.50)	87,390.661	10.10	882,646
Qualified XII (0.55)	33,117.390	10.07	333,492
Qualified XII (0.60)	8,851.594	10.04	88,870
Qualified XII (0.65)	627,131.492	10.01	6,277,586
Qualified XII (0.70)	14,994.492	9.98	149,645
Qualified XII (0.75)	44,307.075	9.95	440,855
Qualified XII (0.80)	32,215.941	9.92	319,582
Qualified XII (0.85)	82,789.534	9.90	819,616
Qualified XII (0.90)	2,583.243	9.87	25,497
Qualified XII (0.95)	78,528.608	9.84	772,722
Qualified XII (1.00)	68,757.529	9.81	674,511
Qualified XII (1.05)	2,851.368	9.78	27,886
Qualified XII (1.10)	7,117.754	9.76	69,469
Qualified XII (1.15)	20,394.172	9.73	198,435

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Fund Portfolio - Institutional Class			
(continued)			
Qualified XII (1.20)	4,900.180	$ 9.70	$ 47,532
Qualified XII (1.25)	18,316.504	9.67	177,121
Qualified XII (1.40)	479.141	9.59	4,595
Qualified XII (1.45)	399.453	9.56	3,819
Qualified XV	154.300	9.84	1,518
Qualified XVI	7,384.167	9.54	70,445
Qualified XVII	131.612	9.67	1,273
Qualified XVIII	878.724	9.81	8,620
Qualified XXI	3,999.256	9.92	39,673
Qualified XXXII	986.219	9.67	9,537
Qualified XXXIV	415.755	8.60	3,575
Qualified XXXVIII	4,581.745	8.83	40,457
Qualified LIV	8,486.824	9.98	84,698
Qualified LVI	4,566.045	10.25	46,802
Qualified LIX	2,753.255	10.10	27,808
	1,980,939.299		$ 19,761,080
ING Pioneer Fund Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP15	2,873.085	$ 9.80	$ 28,156
ING MAP PLUS NP16	2,041.465	9.78	19,966
ING MAP PLUS NP17	162.831	9.75	1,588
ING MAP PLUS NP19	45.981	9.69	446
ING MAP PLUS NP23	354.455	9.58	3,396
ING MAP PLUS NP26	1,856.063	9.50	17,633
ING MAP PLUS NP29	285.786	9.42	2,692
Qualified XII (1.00)	20,334.875	9.68	196,842
	27,954.541		$ 270,719
ING Pioneer Mid Cap Value Portfolio - Institutional Class			
Currently payable annuity contracts:	98,524.635	$ 10.13	$ 998,055
Contracts in accumulation period:			
ING Custom Choice 62	2,688.149	9.96	26,774
ING Custom Choice 65	15,103.348	10.47	158,132
ING MAP PLUS NP1	35,918.842	10.55	378,944
ING MAP PLUS NP9	33,949.502	10.31	350,019
ING MAP PLUS NP11	17,653.451	10.25	180,948
ING MAP PLUS NP12	7,424.541	10.22	75,879
ING MAP PLUS NP13	493.088	10.19	5,025
ING MAP PLUS NP14	8,533.775	10.16	86,703
ING MAP PLUS NP15	4,786.468	10.14	48,535
ING MAP PLUS NP21	3,584.208	9.96	35,699
ING MAP PLUS NP22	2,913.613	9.94	28,961
ING MAP PLUS NP23	323.854	9.91	3,209
ING MAP PLUS NP26	126.212	9.82	1,239
ING MAP PLUS NP28	1,287.623	9.77	12,580
ING MAP PLUS NP32	1,436.730	9.66	13,879
Qualified V	65.345	9.87	645
Qualified VI	1,409,695.232	9.96	14,040,565
Qualified X (1.15)	51,956.586	10.02	520,605

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Mid Cap Value Portfolio - Institutional Class (continued)			
Qualified X (1.25)	103,351.602	$ 9.96	$ 1,029,382
Qualified XII (0.00)	23,175.982	10.70	247,983
Qualified XII (0.05)	75,733.479	10.70	810,348
Qualified XII (0.10)	117.032	10.64	1,245
Qualified XII (0.20)	54,165.222	10.58	573,068
Qualified XII (0.25)	56,559.445	10.55	596,702
Qualified XII (0.30)	21,725.096	10.52	228,548
Qualified XII (0.40)	53,421.440	10.46	558,788
Qualified XII (0.50)	1,030,786.155	10.40	10,720,176
Qualified XII (0.55)	55,612.323	10.37	576,700
Qualified XII (0.60)	44,859.324	10.34	463,845
Qualified XII (0.65)	588,739.689	10.31	6,069,906
Qualified XII (0.70)	65,957.077	10.28	678,039
Qualified XII (0.75)	277,834.753	10.25	2,847,806
Qualified XII (0.80)	488,672.681	10.22	4,994,235
Qualified XII (0.85)	307,647.626	10.19	3,134,929
Qualified XII (0.90)	12,299.219	10.16	124,960
Qualified XII (0.95)	192,142.190	10.14	1,948,322
Qualified XII (1.00)	1,164,162.039	10.11	11,769,678
Qualified XII (1.05)	27,192.221	10.08	274,098
Qualified XII (1.10)	44,213.131	10.05	444,342
Qualified XII (1.15)	27,248.567	10.02	273,031
Qualified XII (1.20)	6,714.281	9.99	67,076
Qualified XII (1.25)	84,112.589	9.96	837,761
Qualified XII (1.30)	17,917.672	9.94	178,102
Qualified XII (1.35)	7.919	9.91	78
Qualified XII (1.40)	15,102.259	9.88	149,210
Qualified XII (1.45)	2,836.682	9.85	27,941
Qualified XII (1.50)	456.884	9.82	4,487
Qualified XIII	125.334	10.14	1,271
Qualified XV	4,128.404	10.14	41,862
Qualified XVI	39,658.698	9.82	389,448
Qualified XVIII	1,000.200	10.11	10,112
Qualified XXVII	1,256,325.591	10.04	12,613,509
Qualified XXXII	21.863	9.96	218
Qualified XXXIII (0.65)	52,932.834	10.31	545,738
Qualified XXXIV	4,187.439	8.77	36,724
Qualified XXXVIII	2,624.139	9.01	23,643
Qualified XLIII	29.758	8.79	262
Qualified LIV	38,186.910	10.28	392,561
Qualified LVI	23,899.788	10.56	252,382
Qualified LIX	4,504.528	10.40	46,847
	7,966,855.267		$ 80,951,759

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	6,180.319	$ 10.51	$ 64,955
ING MAP PLUS NP6	521.832	10.36	5,406
ING MAP PLUS NP8	3,088.409	10.30	31,811
ING MAP PLUS NP9	5,144.189	10.27	52,831
ING MAP PLUS NP11	2,231.062	10.21	22,779
ING MAP PLUS NP12	1,487.264	10.19	15,155
ING MAP PLUS NP14	177.208	10.13	1,795
ING MAP PLUS NP16	1,307.821	10.07	13,170
ING MAP PLUS NP17	3,157.933	10.04	31,706
ING MAP PLUS NP19	2,568.413	9.99	25,658
ING MAP PLUS NP23	2,549.798	9.87	25,167
ING MAP PLUS NP25	2,689.132	9.82	26,407
ING MAP PLUS NP26	3,025.937	9.79	29,624
ING MAP PLUS NP29	865.679	9.71	8,406
ING MAP PLUS NP32	394.763	9.62	3,798
Qualified XII (0.95)	3.202	9.54	31
Qualified XII (1.25)	32.584	9.44	308
	35,425.545		$ 359,007
ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	15,116.996	$ 9.65	$ 145,879
ING T. Rowe Price Capital Appreciation Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	68,490.505	$ 13.76	$ 942,429
ING Custom Choice 65	4,443.047	14.61	64,913
ING MAP PLUS NP1	177,880.269	14.85	2,641,522
ING MAP PLUS NP6	34,621.164	14.61	505,815
ING MAP PLUS NP8	15,411.757	14.51	223,625
ING MAP PLUS NP9	64,282.633	14.46	929,527
ING MAP PLUS NP11	65,959.902	14.37	947,844
ING MAP PLUS NP12	48,280.026	14.32	691,370
ING MAP PLUS NP13	6,228.074	14.27	88,875
ING MAP PLUS NP14	78,163.461	14.22	1,111,484
ING MAP PLUS NP15	136,057.406	14.18	1,929,294
ING MAP PLUS NP16	8,049.274	14.13	113,736
ING MAP PLUS NP17	28,760.845	14.08	404,953
ING MAP PLUS NP18	7,394.472	14.03	103,744
ING MAP PLUS NP19	13,247.794	13.99	185,337
ING MAP PLUS NP20	281.356	13.94	3,922
ING MAP PLUS NP21	15,012.186	13.89	208,519
ING MAP PLUS NP22	4,488.347	13.85	62,164
ING MAP PLUS NP23	11,722.777	13.80	161,774
ING MAP PLUS NP24	4,014.660	13.76	55,242
ING MAP PLUS NP25	270.433	13.71	3,708
ING MAP PLUS NP26	7,738.859	13.66	105,713
ING MAP PLUS NP28	1,191.094	13.57	16,163

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Capital Appreciation Portfolio - Service Class (continued)			
ING MAP PLUS NP30	116.918	$ 13.48	$ 1,576
Qualified VI	6,619,659.469	13.76	91,086,514
Qualified VIII	1,927.826	13.75	26,508
Qualified XII (0.00)	7,932.522	14.95	118,591
Qualified XII (0.10)	83.273	14.85	1,237
Qualified XII (0.20)	228,698.367	14.75	3,373,301
Qualified XII (0.25)	7,243.169	14.71	106,547
Qualified XII (0.30)	44,655.726	14.66	654,653
Qualified XII (0.35)	5,893.166	14.61	86,099
Qualified XII (0.40)	438,135.394	14.56	6,379,251
Qualified XII (0.50)	6,259,062.676	14.46	90,506,046
Qualified XII (0.55)	440,395.167	14.41	6,346,094
Qualified XII (0.60)	47,198.206	14.37	678,238
Qualified XII (0.65)	238,970.933	14.32	3,422,064
Qualified XII (0.70)	204,330.786	14.27	2,915,800
Qualified XII (0.75)	2,868,973.995	14.22	40,796,810
Qualified XII (0.80)	552,457.745	14.18	7,833,851
Qualified XII (0.85)	2,160,104.417	14.13	30,522,275
Qualified XII (0.90)	11,328.755	14.08	159,509
Qualified XII (0.95)	1,109,411.874	14.03	15,565,049
Qualified XII (1.00)	4,342,116.648	13.99	60,746,212
Qualified XII (1.05)	31,407.722	13.94	437,824
Qualified XII (1.10)	131,985.742	13.89	1,833,282
Qualified XII (1.15)	150,227.256	13.85	2,080,647
Qualified XII (1.20)	55,152.646	13.80	761,107
Qualified XII (1.25)	644,694.683	13.76	8,870,999
Qualified XII (1.30)	10,890.203	13.71	149,305
Qualified XII (1.40)	15,475.009	13.62	210,770
Qualified XII (1.45)	317.203	13.57	4,304
Qualified XII (1.50)	5,011.393	13.53	67,804
Qualified XIII	876.078	14.03	12,291
Qualified XV	21,764.802	14.03	305,360
Qualified XVI	96,178.918	13.53	1,301,301
Qualified XVII	8,066.757	13.76	110,999
Qualified XXI	67,553.760	14.18	957,912
Qualified XXXIV	57,280.676	10.86	622,068
Qualified XXXVIII	68,164.515	11.16	760,716
Qualified XLIII	1,603.331	10.88	17,444
Qualified LIV	257,805.864	14.34	3,696,936
Qualified LVI	73,057.736	14.74	1,076,871
	28,088,201.667		$ 396,105,838
ING T. Rowe Price Equity Income Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	131,186.167	$ 11.03	$ 1,446,983

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Service Class			
Currently payable annuity contracts:	7,048.663	$ 14.50	$ 102,206
Contracts in accumulation period:			
ING Custom Choice 62	10,941.013	12.28	134,356
ING Custom Choice 65	2,442.810	11.77	28,752
ING MAP PLUS NP1	5,192.635	13.08	67,920
ING MAP PLUS NP4	8,270.007	12.92	106,848
ING MAP PLUS NP6	22,120.339	12.82	283,583
ING MAP PLUS NP8	966.811	12.72	12,298
ING MAP PLUS NP9	34,622.550	12.67	438,668
ING MAP PLUS NP11	12,561.856	12.57	157,903
ING MAP PLUS NP12	7,943.645	12.52	99,454
ING MAP PLUS NP13	4.435	12.47	55
ING MAP PLUS NP14	1,537.684	12.42	19,098
ING MAP PLUS NP15	24,611.703	12.37	304,447
ING MAP PLUS NP16	763.705	12.32	9,409
ING MAP PLUS NP17	13,753.330	12.27	168,753
ING MAP PLUS NP18	936.957	12.23	11,459
ING MAP PLUS NP19	3,279.729	12.18	39,947
ING MAP PLUS NP20	19,933.528	12.13	241,794
ING MAP PLUS NP21	15,362.209	12.08	185,575
ING MAP PLUS NP22	683.619	12.03	8,224
ING MAP PLUS NP23	3,548.352	11.99	42,545
ING MAP PLUS NP24	2,157.449	11.94	25,760
ING MAP PLUS NP26	5,874.600	11.84	69,555
ING MAP PLUS NP28	9,409.180	11.75	110,558
ING MAP PLUS NP29	581.091	11.71	6,805
Qualified V	131.680	14.58	1,920
Qualified VI	948,859.555	15.72	14,916,072
Qualified X (1.15)	47,748.917	12.22	583,492
Qualified X (1.25)	101,970.322	12.13	1,236,900
Qualified XII (0.00)	2,365.610	17.51	41,422
Qualified XII (0.05)	221,779.716	17.40	3,858,967
Qualified XII (0.20)	20,738.051	17.22	357,109
Qualified XII (0.25)	820.910	17.14	14,070
Qualified XII (0.30)	18,111.253	17.07	309,159
Qualified XII (0.40)	45,561.820	16.93	771,362
Qualified XII (0.50)	487,376.182	16.77	8,173,299
Qualified XII (0.55)	30,629.282	16.71	511,815
Qualified XII (0.60)	2,686,956.378	16.64	44,710,954
Qualified XII (0.65)	67,043.411	16.57	1,110,909
Qualified XII (0.70)	38,154.361	16.50	629,547
Qualified XII (0.75)	50,329.312	16.43	826,911
Qualified XII (0.80)	53,764.061	16.33	877,967
Qualified XII (0.85)	182,116.742	16.24	2,957,576
Qualified XII (0.90)	3,384.614	16.19	54,797
Qualified XII (0.95)	163,826.335	16.10	2,637,604
Qualified XII (1.00)	393,592.506	16.04	6,313,224
Qualified XII (1.05)	7,271.941	15.97	116,133

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Service Class (continued)			
Qualified XII (1.10)	53,577.301	$ 15.90	$ 851,879
Qualified XII (1.15)	22,183.002	15.83	351,157
Qualified XII (1.20)	14,537.401	15.77	229,255
Qualified XII (1.25)	81,506.310	15.70	1,279,649
Qualified XII (1.30)	369.140	15.63	5,770
Qualified XII (1.35)	526.533	15.57	8,198
Qualified XII (1.40)	10,132.559	15.50	157,055
Qualified XII (1.45)	684.049	15.44	10,562
Qualified XII (1.50)	378.945	15.37	5,824
Qualified XIII	697.540	15.17	10,582
Qualified XV	6,824.764	15.17	103,532
Qualified XVI	23,249.514	15.38	357,578
Qualified XVII	1,072.275	14.78	15,848
Qualified XVIII	3,391.934	12.36	41,924
Qualified XXI	140,378.480	15.37	2,157,617
Qualified XXXII	1,165.009	12.13	14,132
Qualified XXXIV	10,512.281	8.66	91,036
Qualified XXXVIII	17,708.027	8.90	157,601
Qualified XLIII	5,044.423	8.68	43,786
Qualified LIV	29,804.245	11.55	344,239
Qualified LVI	20,821.948	11.87	247,157
	6,231,646.539		$ 100,171,562
ING T. Rowe Price International Stock Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	10,813.016	$ 7.63	$ 82,503
ING T. Rowe Price International Stock Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	572.638	$ 11.95	$ 6,843
ING Custom Choice 65	444.494	12.70	5,645
ING MAP PLUS NP9	2,411.758	12.56	30,292
ING MAP PLUS NP11	1,025.034	12.48	12,792
ING MAP PLUS NP12	7,359.979	12.44	91,558
ING MAP PLUS NP13	1,338.011	12.40	16,591
ING MAP PLUS NP15	2,424.116	12.31	29,841
ING MAP PLUS NP17	1,032.136	12.23	12,623
ING MAP PLUS NP23	482.402	11.99	5,784
Qualified VI	177,066.853	11.95	2,115,949
Qualified XII (0.00)	125.896	12.99	1,635
Qualified XII (0.10)	29.506	12.90	381
Qualified XII (0.30)	2,954.663	12.73	37,613
Qualified XII (0.40)	9,371.275	12.65	118,547
Qualified XII (0.50)	43,232.857	12.56	543,005
Qualified XII (0.55)	267.419	12.52	3,348
Qualified XII (0.60)	5,155.575	12.48	64,342
Qualified XII (0.65)	14,397.256	12.44	179,102
Qualified XII (0.70)	9,507.085	12.40	117,888
Qualified XII (0.75)	30,539.067	12.35	377,157

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price International Stock Portfolio - Service Class (continued)			
Qualified XII (0.80)	23,176.105	$ 12.31	$ 285,298
Qualified XII (0.85)	37,592.223	12.27	461,257
Qualified XII (0.90)	387.252	12.23	4,736
Qualified XII (0.95)	38,822.102	12.19	473,241
Qualified XII (1.00)	101,943.789	12.15	1,238,617
Qualified XII (1.05)	429.412	12.11	5,200
Qualified XII (1.10)	5,460.171	12.07	65,904
Qualified XII (1.15)	7,375.854	12.03	88,732
Qualified XII (1.20)	461.878	11.99	5,538
Qualified XII (1.25)	10,501.186	11.95	125,489
Qualified XII (1.30)	13.050	11.91	155
Qualified XII (1.40)	284.829	11.83	3,370
Qualified XII (1.45)	5.469	11.79	64
Qualified XV	998.596	12.19	12,173
Qualified XVI	5,076.684	11.75	59,651
Qualified XXI	4,444.109	12.31	54,707
Qualified XXXIV	349.664	6.61	2,311
Qualified XXXVIII	340.785	6.79	2,314
Qualified XLIII	559.568	6.62	3,704
Qualified LIV	9,902.665	12.46	123,387
Qualified LVI	6,635.467	12.81	85,000
	564,498.878		$ 6,871,784
ING Templeton Global Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
ING MAP PLUS NP9	24,665.172	$ 13.54	$ 333,966
ING MAP PLUS NP11	344.218	13.46	4,633
ING MAP PLUS NP14	1,148.598	13.35	15,334
ING MAP PLUS NP15	11,241.471	13.31	149,624
ING MAP PLUS NP17	3,555.517	13.24	47,075
ING MAP PLUS NP19	834.176	13.16	10,978
ING MAP PLUS NP20	10.945	13.12	144
ING MAP PLUS NP21	1,428.008	13.09	18,693
ING MAP PLUS NP22	542.248	13.05	7,076
ING MAP PLUS NP25	3,611.009	12.94	46,726
ING MAP PLUS NP26	173.258	12.90	2,235
Qualified XII (1.00)	5,496.752	13.20	72,557
	53,051.372		$ 709,041

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Global Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	250.045	$ 8.63	$ 2,158
ING Custom Choice 65	113.417	9.06	1,028
Qualified VI	157,851.610	8.63	1,362,259
Qualified VIII	1,071.443	8.62	9,236
Qualified XII (0.30)	4,219.938	9.10	38,401
Qualified XII (0.40)	9,173.855	9.05	83,023
Qualified XII (0.50)	3,192.880	9.00	28,736
Qualified XII (0.55)	1,265.019	8.98	11,360
Qualified XII (0.60)	190.784	8.95	1,708
Qualified XII (0.65)	17,058.754	8.92	152,164
Qualified XII (0.70)	3,628.012	8.90	32,289
Qualified XII (0.75)	8,697.237	8.87	77,144
Qualified XII (0.80)	4,944.336	8.85	43,757
Qualified XII (0.85)	77,511.331	8.82	683,650
Qualified XII (0.90)	712.140	8.80	6,267
Qualified XII (0.95)	58,930.697	8.77	516,822
Qualified XII (1.00)	45,089.986	8.75	394,537
Qualified XII (1.10)	4,997.572	8.70	43,479
Qualified XII (1.15)	1,149.571	8.67	9,967
Qualified XII (1.20)	1,242.802	8.65	10,750
Qualified XII (1.25)	13,647.156	8.63	117,775
Qualified XII (1.30)	0.499	8.60	4
Qualified XII (1.40)	3,084.656	8.55	26,374
Qualified XII (1.45)	18.570	8.53	158
Qualified XV	78.160	8.77	685
Qualified XVI	8,665.629	8.50	73,658
Qualified XXI	2,349.180	8.85	20,790
Qualified XXXIV	988.481	7.74	7,651
Qualified XXXVIII	1,888.892	7.96	15,036
Qualified LIV	1,650.764	8.90	14,692
Qualified LVI	4,290.453	9.14	39,215
	437,953.869		$ 3,824,773
ING U.S. Stock Index Portfolio - Institutional Class			
Contracts in accumulation period:			
ING Custom Choice 62	1,478.836	$ 12.04	$ 17,805
Qualified XII (0.00)	70,525.863	13.03	918,952
Qualified XII (0.05)	361,476.391	13.01	4,702,808
Qualified XII (0.40)	66,521.542	12.64	840,832
Qualified XII (0.65)	1,804.473	12.40	22,375
Qualified XII (0.75)	2,965.759	12.30	36,479
Qualified XII (0.80)	2,927.978	12.26	35,897
Qualified XII (0.95)	2,665.965	12.12	32,311
Qualified XII (1.00)	21,651.608	12.07	261,335
Qualified XII (1.25)	85.190	11.84	1,009
	532,103.605		$ 6,869,803

Division/Contract	Units	Unit Value	Extended Value
ING Money Market Portfolio - Class I			
Currently payable annuity contracts:	236,834.298	$10.91 to $12.57	$ 2,625,883
Contracts in accumulation period:			
ING Custom Choice 62	175,309.325	10.75	1,884,575
ING Custom Choice 65	16,945.623	11.41	193,350
ING MAP PLUS NP1	127.363	11.39	1,451
ING MAP PLUS NP6	4,884.544	11.16	54,512
ING MAP PLUS NP8	6,453.003	11.08	71,499
ING MAP PLUS NP9	12.329	11.03	136
ING MAP PLUS NP11	1,465.755	10.95	16,050
ING MAP PLUS NP12	1,737.220	10.90	18,936
ING MAP PLUS NP14	5.943	10.82	64
ING MAP PLUS NP15	1,393.144	10.77	15,004
ING MAP PLUS NP17	11,653.655	10.69	124,578
ING MAP PLUS NP20	4,340.045	10.56	45,831
ING MAP PLUS NP21	2,398.287	10.52	25,230
ING MAP PLUS NP23	172.875	10.44	1,805
Qualified I	1,974.062	52.66	103,954
Qualified V	14,737.472	14.54	214,283
Qualified VI	3,083,033.963	14.94	46,060,527
Qualified VII	28,164.503	14.96	421,341
Qualified VIII	1,394.540	14.38	20,053
Qualified IX	586.415	15.32	8,984
Qualified X (1.15)	194,459.064	15.22	2,959,667
Qualified X (1.25)	369,309.311	14.94	5,517,481
Qualified XII (0.00)	19,951.016	14.59	291,085
Qualified XII (0.05)	4,543.482	17.05	77,466
Qualified XII (0.20)	105,089.566	14.20	1,492,272
Qualified XII (0.25)	284,731.220	14.10	4,014,710
Qualified XII (0.30)	79,086.076	14.01	1,107,996
Qualified XII (0.35)	32,248.546	13.91	448,577
Qualified XII (0.40)	516,229.936	15.05	7,769,261
Qualified XII (0.45)	334.969	13.72	4,596
Qualified XII (0.50)	1,809,847.470	13.76	24,903,501
Qualified XII (0.55)	357,258.895	13.54	4,837,285
Qualified XII (0.60)	2,028,314.332	13.45	27,280,828
Qualified XII (0.65)	1,447,360.479	13.36	19,336,736
Qualified XII (0.70)	1,268,413.570	13.27	16,831,848
Qualified XII (0.75)	935,309.459	13.18	12,327,379
Qualified XII (0.80)	1,051,569.299	13.26	13,943,809
Qualified XII (0.85)	962,862.584	14.22	13,691,906
Qualified XII (0.90)	67,859.985	13.04	884,894
Qualified XII (0.95)	707,062.559	14.00	9,898,876
Qualified XII (1.00)	3,191,766.175	13.89	44,333,632
Qualified XII (1.05)	93,124.561	13.78	1,283,256
Qualified XII (1.10)	189,339.863	13.68	2,590,169
Qualified XII (1.15)	128,666.350	13.57	1,746,002
Qualified XII (1.20)	78,429.137	13.47	1,056,440
Qualified XII (1.25)	391,865.966	13.36	5,235,329

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements**

Division/Contract	Units	Unit Value	Extended Value
ING Money Market Portfolio - Class I (continued)			
Qualified XII (1.30)	9,835.398	$ 13.26	$ 130,417
Qualified XII (1.40)	67,670.428	13.05	883,099
Qualified XII (1.45)	15,525.072	12.95	201,050
Qualified XII (1.50)	3,190.077	12.85	40,992
Qualified XIII	129.292	15.66	2,025
Qualified XV	8,053.912	15.63	125,883
Qualified XVI	96,795.577	14.40	1,393,856
Qualified XVII	82,052.172	14.94	1,225,859
Qualified XVIII	145,984.041	14.94	2,181,002
Qualified XIX	243.595	52.66	12,828
Qualified XX	20,731.367	51.48	1,067,251
Qualified XXI	27,150.702	15.93	432,511
Qualified XXV	27.606	16.08	444
Qualified XXVII	543,894.522	57.32	31,176,034
Qualified XXVIII	357,761.244	56.21	20,109,760
Qualified XXIX	1.550	51.48	80
Qualified XXX	39,421.742	50.08	1,974,241
Qualified XXXII	12,760.188	10.73	136,917
Qualified XXXIII (0.65)	133,046.588	11.62	1,546,001
Qualified XXXIV	15,578.753	10.14	157,969
Qualified XXXV	83,372.447	11.22	935,439
Qualified XXXVI	9,934.074	11.75	116,725
Qualified XXXVIII	68,238.881	10.42	711,049
Qualified XLIII	560.830	10.16	5,698
Qualified LIV	32,119.051	11.20	359,733
Qualified LVI	99,364.441	11.53	1,145,672
Qualified LIX	5,519.458	11.91	65,737
	21,787,621.242		$ 341,911,319
ING Global Real Estate Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP11	10.545	$ 15.02	$ 158
ING MAP PLUS NP12	523.213	15.00	7,848
ING MAP PLUS NP15	636.499	14.94	9,509
ING MAP PLUS NP17	3,070.497	14.90	45,750
	4,240.754		$ 63,265
ING International Capital Appreciation Fund - Class I			
Contracts in accumulation period:			
ING MAP PLUS NP13	170.630	$ 11.58	$ 1,976
ING MAP PLUS NP28	13.617	11.36	155
	184.247		$ 2,131

Division/Contract	Units	Unit Value	Extended Value
ING International SmallCap Multi-Manager Fund -			
Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	48,152.626	$ 14.68	$ 706,881
ING MAP PLUS NP8	1,366.679	14.27	19,503
ING MAP PLUS NP9	14,282.594	14.22	203,098
ING MAP PLUS NP11	211.208	14.11	2,980
ING MAP PLUS NP13	477.351	14.00	6,683
ING MAP PLUS NP14	5,095.870	13.94	71,036
ING MAP PLUS NP15	311.999	13.89	4,334
ING MAP PLUS NP17	5,958.035	13.78	82,102
ING MAP PLUS NP18	5.214	13.72	72
ING MAP PLUS NP22	517.060	13.51	6,985
ING MAP PLUS NP23	839.911	13.45	11,297
ING MAP PLUS NP28	766.837	13.19	10,115
ING MAP PLUS NP29	673.243	13.14	8,846
	78,658.627		$ 1,133,932
ING American Century Small-Mid Cap Value Portfolio -			
Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	8,455.747	$ 13.02	$ 110,094
ING American Century Small-Mid Cap Value Portfolio -			
Initial Class			
Contracts in accumulation period:			
ING Custom Choice 62	10.069	$ 11.03	$ 111
Qualified XII (0.95)	47.671	11.08	528
Qualified XII (1.10)	85.275	11.05	942
Qualified XII (1.40)	336.316	11.01	3,703
	479.331		$ 5,284
ING American Century Small-Mid Cap Value Portfolio -			
Service Class			
Currently payable annuity contracts:	31,818.250	$ 16.58	$ 527,547
Contracts in accumulation period:			
ING Custom Choice 62	3,486.628	15.36	53,555
ING Custom Choice 65	1,852.401	14.64	27,119
ING MAP PLUS NP1	2,230.233	16.77	37,401
ING MAP PLUS NP5	0.005	16.51	-
ING MAP PLUS NP9	14,345.543	16.25	233,115
ING MAP PLUS NP11	6,054.951	16.12	97,606
ING MAP PLUS NP12	479.920	16.06	7,708
ING MAP PLUS NP13	548.055	16.00	8,769
ING MAP PLUS NP14	151.950	15.93	2,421
ING MAP PLUS NP15	3,276.399	15.87	51,996
ING MAP PLUS NP16	4,737.525	15.81	74,900
ING MAP PLUS NP17	172.825	15.74	2,720
ING MAP PLUS NP18	1,227.480	15.68	19,247
ING MAP PLUS NP19	1,021.519	15.62	15,956
ING MAP PLUS NP20	9,637.443	15.56	149,959
ING MAP PLUS NP23	23.791	15.38	366
ING MAP PLUS NP24	919.219	15.31	14,073

Division/Contract	Units	Unit Value	Extended Value
ING American Century Small-Mid Cap Value Portfolio - Service Class (continued)			
ING MAP PLUS NP26	1,249.296	$ 15.19	$ 18,977
ING MAP PLUS NP30	247.877	14.96	3,708
Qualified VI	304,232.119	16.90	5,141,523
Qualified X (1.15)	17,736.634	17.07	302,764
Qualified X (1.25)	26,539.040	16.90	448,510
Qualified XII (0.00)	3,586.650	19.08	68,433
Qualified XII (0.05)	38,857.974	18.85	732,473
Qualified XII (0.20)	2,505.271	18.71	46,874
Qualified XII (0.25)	1,561.064	18.62	29,067
Qualified XII (0.30)	10,382.114	18.53	192,381
Qualified XII (0.35)	7.968	18.44	147
Qualified XII (0.40)	13,748.585	18.35	252,287
Qualified XII (0.50)	331,085.788	18.17	6,015,829
Qualified XII (0.55)	7,642.998	18.09	138,262
Qualified XII (0.60)	974,104.099	18.00	17,533,874
Qualified XII (0.65)	30,904.177	17.91	553,494
Qualified XII (0.70)	9,845.201	17.83	175,540
Qualified XII (0.75)	30,201.521	17.74	535,775
Qualified XII (0.80)	5,883.790	17.65	103,849
Qualified XII (0.85)	79,173.996	17.57	1,391,087
Qualified XII (0.90)	510.697	17.48	8,927
Qualified XII (0.95)	36,572.079	17.40	636,354
Qualified XII (1.00)	396,015.027	17.32	6,858,980
Qualified XII (1.05)	2,010.442	17.23	34,640
Qualified XII (1.10)	8,105.772	17.15	139,014
Qualified XII (1.15)	4,082.684	17.07	69,691
Qualified XII (1.20)	2,347.118	16.98	39,854
Qualified XII (1.25)	26,403.814	16.90	446,224
Qualified XII (1.30)	27.885	16.82	469
Qualified XII (1.40)	1,501.374	16.66	25,013
Qualified XII (1.50)	2.041	16.50	34
Qualified XIII	709.790	17.40	12,350
Qualified XV	1,445.352	17.40	25,149
Qualified XVI	9,505.847	16.50	156,846
Qualified XVII	3,329.494	16.90	56,268
Qualified XVIII	151.708	17.32	2,628
Qualified XXI	7,713.796	17.65	136,148
Qualified XXXII	124.832	16.03	2,001
Qualified XXXVIII	3,294.646	11.25	37,065
Qualified XLIII	14.809	10.97	162
Qualified LIV	10,530.381	14.37	151,322
Qualified LVI	10,702.756	14.77	158,080
	2,496,582.643		$ 44,006,531
ING Baron Small Cap Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	99,080.067	$ 12.44	$ 1,232,556

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service Class			
Currently payable annuity contracts:	81,660.149	$ 16.13	$ 1,317,178
Contracts in accumulation period:			
ING Custom Choice 62	759.185	15.01	11,395
ING Custom Choice 65	7,195.031	13.48	96,989
ING MAP PLUS NP1	23,472.530	16.53	388,001
ING MAP PLUS NP4	2,747.010	16.34	44,886
ING MAP PLUS NP5	0.005	16.27	-
ING MAP PLUS NP6	1,442.461	16.21	23,382
ING MAP PLUS NP8	26,236.303	16.08	421,880
ING MAP PLUS NP9	41,894.786	16.02	671,154
ING MAP PLUS NP11	25,239.064	15.89	401,049
ING MAP PLUS NP12	12,758.481	15.83	201,967
ING MAP PLUS NP13	5,675.874	15.77	89,509
ING MAP PLUS NP14	20,622.577	15.71	323,981
ING MAP PLUS NP15	26,239.611	15.64	410,388
ING MAP PLUS NP16	2,015.442	15.58	31,401
ING MAP PLUS NP17	23,623.332	15.52	366,634
ING MAP PLUS NP18	1,248.111	15.46	19,296
ING MAP PLUS NP19	9,476.225	15.40	145,934
ING MAP PLUS NP20	5,466.991	15.34	83,864
ING MAP PLUS NP21	10,864.410	15.28	166,008
ING MAP PLUS NP22	1,538.625	15.22	23,418
ING MAP PLUS NP23	6,990.356	15.16	105,974
ING MAP PLUS NP24	2,404.442	15.10	36,307
ING MAP PLUS NP25	1,801.984	15.04	27,102
ING MAP PLUS NP26	1,340.991	14.98	20,088
ING MAP PLUS NP27	380.851	14.92	5,682
ING MAP PLUS NP28	1,530.670	14.86	22,746
ING MAP PLUS NP29	514.299	14.80	7,612
ING MAP PLUS NP30	4.558	14.74	67
ING MAP PLUS NP32	125.830	14.63	1,841
Qualified VI	1,007,776.972	17.87	18,008,974
Qualified X (1.15)	52,256.474	18.05	943,229
Qualified X (1.25)	82,602.061	17.87	1,476,099
Qualified XII (0.00)	5,323.935	20.17	107,384
Qualified XII (0.05)	41,513.184	19.93	827,358
Qualified XII (0.10)	211.236	19.98	4,220
Qualified XII (0.20)	25,994.009	19.78	514,161
Qualified XII (0.25)	3,231.100	19.69	63,620
Qualified XII (0.30)	15,243.476	19.59	298,620
Qualified XII (0.35)	171.834	19.50	3,351
Qualified XII (0.40)	58,702.266	19.40	1,138,824
Qualified XII (0.50)	1,352,670.336	19.22	25,998,324
Qualified XII (0.55)	64,841.651	19.12	1,239,772
Qualified XII (0.60)	769,737.415	19.03	14,648,103
Qualified XII (0.65)	64,830.516	18.94	1,227,890
Qualified XII (0.70)	49,702.605	18.85	936,894
Qualified XII (0.75)	183,780.818	18.76	3,447,728

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service Class (continued)			
Qualified XII (0.80)	57,241.325	$ 18.67	$ 1,068,696
Qualified XII (0.85)	234,209.488	18.58	4,351,612
Qualified XII (0.90)	19,458.069	18.49	359,780
Qualified XII (0.95)	160,645.112	18.40	2,955,870
Qualified XII (1.00)	491,851.604	18.31	9,005,803
Qualified XII (1.05)	18,320.820	18.22	333,805
Qualified XII (1.10)	32,429.057	18.13	587,939
Qualified XII (1.15)	33,083.663	18.05	597,160
Qualified XII (1.20)	9,648.628	17.96	173,289
Qualified XII (1.25)	47,650.973	17.87	851,523
Qualified XII (1.30)	1,478.745	17.78	26,292
Qualified XII (1.35)	84.364	17.70	1,493
Qualified XII (1.40)	2,951.280	17.61	51,972
Qualified XII (1.45)	75.325	17.53	1,320
Qualified XII (1.50)	412.446	17.44	7,193
Qualified XIII	996.607	18.40	18,338
Qualified XV	588.673	18.40	10,832
Qualified XVI	30,774.794	17.44	536,712
Qualified XVII	533.554	17.87	9,535
Qualified XVIII	292.432	18.31	5,354
Qualified XXI	19,261.050	18.67	359,604
Qualified XXVII	764,202.645	20.75	15,857,205
Qualified XXVIII	683,062.653	9.80	6,694,014
Qualified XXXII	251.986	15.97	4,024
Qualified XXXIII (0.65)	25,481.961	19.25	490,528
Qualified XXXIV	580.231	9.66	5,605
Qualified XXXVIII	3,155.453	9.93	31,334
Qualified XLIII	2,080.333	9.68	20,138
Qualified LIV	38,716.490	13.22	511,832
Qualified LVI	24,366.127	13.59	331,136
	6,827,745.960		$ 121,610,222
ING Columbia Small Cap Value II Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	25,181.380	$ 9.29	$ 233,935
ING Columbia Small Cap Value II Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	94.218	$ 9.76	$ 920
ING Custom Choice 65	1,344.695	10.25	13,783
ING MAP PLUS NP9	86.758	10.24	888
ING MAP PLUS NP14	1,620.047	10.10	16,362
ING MAP PLUS NP17	108.581	10.01	1,087
ING MAP PLUS NP19	6,553.549	9.95	65,208
ING MAP PLUS NP23	170.388	9.84	1,677
Qualified VI	118,480.931	9.76	1,156,374
Qualified XII (0.30)	2,293.451	10.30	23,623
Qualified XII (0.40)	4,080.504	10.24	41,784
Qualified XII (0.50)	8,990.419	10.18	91,522

Division/Contract	Units	Unit Value	Extended Value
ING Columbia Small Cap Value II Portfolio - Service Class (continued)			
Qualified XII (0.55)	7,220.579	$ 10.15	$ 73,289
Qualified XII (0.60)	322.725	10.12	3,266
Qualified XII (0.65)	6,928.564	10.10	69,978
Qualified XII (0.70)	7,240.484	10.07	72,912
Qualified XII (0.75)	31,397.260	10.04	315,228
Qualified XII (0.80)	3,730.218	10.01	37,339
Qualified XII (0.85)	24,662.017	9.98	246,127
Qualified XII (0.90)	151.134	9.95	1,504
Qualified XII (0.95)	14,256.039	9.93	141,562
Qualified XII (1.00)	33,009.972	9.90	326,799
Qualified XII (1.05)	1,434.935	9.87	14,163
Qualified XII (1.10)	4,946.422	9.84	48,673
Qualified XII (1.15)	7,856.167	9.81	77,069
Qualified XII (1.20)	367.384	9.79	3,597
Qualified XII (1.25)	15,019.112	9.76	146,587
Qualified XII (1.30)	0.454	9.73	4
Qualified XII (1.40)	54.305	9.68	526
Qualified XII (1.50)	79.467	9.62	764
Qualified XVI	2,066.976	9.62	19,884
Qualified XXXVIII	829.248	9.55	7,919
Qualified XLIII	55.464	9.31	516
Qualified LIV	2,332.189	10.06	23,462
Qualified LVI	4,690.872	10.34	48,504
	312,475.528		$ 3,092,900
ING Davis New York Venture Portfolio - Service Class			
Currently payable annuity contracts:	8,263.060	$ 11.00	$ 90,894
Contracts in accumulation period:			
ING Custom Choice 62	545.967	10.60	5,787
ING Custom Choice 65	2,548.958	11.00	28,039
ING MAP PLUS NP1	4,493.223	11.04	49,605
ING MAP PLUS NP5	0.013	10.86	-
ING MAP PLUS NP8	35,941.855	10.73	385,656
ING MAP PLUS NP9	2,037.376	10.69	21,780
ING MAP PLUS NP11	4,697.905	10.61	49,845
ING MAP PLUS NP13	734.509	10.52	7,727
ING MAP PLUS NP14	6,047.188	10.48	63,375
ING MAP PLUS NP15	1,588.725	10.44	16,586
ING MAP PLUS NP17	944.904	10.36	9,789
ING MAP PLUS NP18	3,759.329	10.32	38,796
ING MAP PLUS NP19	6,524.314	10.28	67,070
ING MAP PLUS NP20	882.782	10.24	9,040
ING MAP PLUS NP21	738.981	10.20	7,538
ING MAP PLUS NP23	1,314.398	10.12	13,302
ING MAP PLUS NP25	107.325	10.04	1,078
ING MAP PLUS NP26	2,993.087	10.00	29,931
ING MAP PLUS NP28	534.322	9.92	5,300
ING MAP PLUS NP30	420.652	9.84	4,139
Qualified VI	243,546.187	17.07	4,157,333

Division/Contract	Units	Unit Value		Extended Value	
ING Davis New York Venture Portfolio - Service Class (continued)					
Qualified X (1.15)	9,259.207	$	11.10	$	102,777
Qualified X (1.25)	17,199.451		10.73		184,550
Qualified XII (0.00)	933.662		19.38		18,094
Qualified XII (0.20)	3,663.595		18.99		69,572
Qualified XII (0.25)	135.993		18.90		2,570
Qualified XII (0.30)	6,097.400		18.80		114,631
Qualified XII (0.35)	5.807		18.71		109
Qualified XII (0.40)	15,739.854		18.61		292,919
Qualified XII (0.50)	47,339.821		18.42		872,000
Qualified XII (0.55)	4,596.134		18.33		84,247
Qualified XII (0.60)	3,759.189		18.24		68,568
Qualified XII (0.65)	28,684.365		18.14		520,334
Qualified XII (0.70)	4,960.793		18.05		89,542
Qualified XII (0.75)	35,214.286		17.96		632,449
Qualified XII (0.80)	5,468.937		17.87		97,730
Qualified XII (0.85)	33,071.930		17.78		588,019
Qualified XII (0.90)	2,061.244		17.69		36,463
Qualified XII (0.95)	48,547.699		17.60		854,440
Qualified XII (1.00)	72,715.121		17.51		1,273,242
Qualified XII (1.05)	3,800.788		17.42		66,210
Qualified XII (1.10)	6,766.137		17.33		117,257
Qualified XII (1.15)	2,025.852		17.25		34,946
Qualified XII (1.20)	2,661.626		17.16		45,674
Qualified XII (1.25)	18,603.889		17.07		317,568
Qualified XII (1.30)	395.866		16.99		6,726
Qualified XII (1.40)	1,026.718		16.82		17,269
Qualified XII (1.45)	918.740		16.73		15,371
Qualified XIII	863.495		17.60		15,198
Qualified XV	2,525.183		17.60		44,443
Qualified XVI	5,037.589		16.65		83,876
Qualified XVII	1,097.918		17.07		18,741
Qualified XVIII	293.869		11.26		3,309
Qualified XXXIV	580.691		8.15		4,733
Qualified XXXVIII	3,779.384		8.37		31,633
Qualified XLIII	30.401		8.16		248
Qualified LIV	2,458.658		10.79		26,529
Qualified LVI	9,076.590		11.09		100,659
	730,062.942			$	11,915,256
ING Fidelity® VIP Mid Cap Portfolio - Service Class					
Contracts in accumulation period:					
Qualified XII (0.00)	314.850	$	11.82	$	3,722
Qualified XII (0.50)	692,126.659		11.51		7,966,378
	692,441.509			$	7,970,100
ING Global Bond Portfolio - Adviser Class					
Contracts in accumulation period:					
Qualified XXXV	29,461.675	$	14.02	$	413,053

Division/Contract	Units	Unit Value	Extended Value
ING Global Bond Portfolio - Initial Class			
Currently payable annuity contracts:	242,746.373	$13.03 to $13.95	$ 3,382,270
Contracts in accumulation period:			
ING Custom Choice 65	8,695.563	14.48	125,912
Qualified V	1,020.080	13.37	13,638
Qualified VI	2,370,465.136	13.51	32,024,984
Qualified VIII	2,061.438	13.51	27,850
Qualified X (1.15)	144,898.843	13.61	1,972,073
Qualified X (1.25)	165,579.952	13.51	2,236,985
Qualified XII (0.00)	16,132.941	14.91	240,542
Qualified XII (0.05)	142,622.477	14.91	2,126,501
Qualified XII (0.20)	121,079.833	14.69	1,778,663
Qualified XII (0.25)	150,574.033	14.64	2,204,404
Qualified XII (0.30)	17,157.326	14.59	250,325
Qualified XII (0.35)	2,736.922	14.54	39,795
Qualified XII (0.40)	148,953.509	14.49	2,158,336
Qualified XII (0.45)	10.543	14.43	152
Qualified XII (0.50)	658,923.330	14.39	9,481,907
Qualified XII (0.55)	85,904.275	14.33	1,231,008
Qualified XII (0.60)	57,057.785	14.27	814,215
Qualified XII (0.65)	556,579.931	14.22	7,914,567
Qualified XII (0.70)	148,490.144	14.17	2,104,105
Qualified XII (0.75)	311,903.989	14.11	4,400,965
Qualified XII (0.80)	341,046.266	14.09	4,805,342
Qualified XII (0.85)	520,264.717	14.04	7,304,517
Qualified XII (0.90)	22,164.182	13.99	310,077
Qualified XII (0.95)	435,066.054	13.94	6,064,821
Qualified XII (1.00)	1,463,499.223	13.89	20,328,004
Qualified XII (1.05)	68,854.186	13.84	952,942
Qualified XII (1.10)	91,392.642	13.79	1,260,305
Qualified XII (1.15)	36,902.916	13.74	507,046
Qualified XII (1.20)	30,080.307	13.69	411,799
Qualified XII (1.25)	154,365.216	13.64	2,105,542
Qualified XII (1.30)	5,490.029	13.60	74,664
Qualified XII (1.35)	116.016	13.60	1,578
Qualified XII (1.40)	17,779.316	13.56	241,088
Qualified XII (1.45)	3,915.530	13.50	52,860
Qualified XII (1.50)	1,076.066	13.44	14,462
Qualified XIII	3,410.069	13.80	47,059
Qualified XV	14,824.221	13.80	204,574
Qualified XVI	81,725.986	13.28	1,085,321
Qualified XVII	4,590.272	13.51	62,015
Qualified XVIII	7,351.520	13.51	99,319
Qualified XXI	30,118.206	13.94	419,848
Qualified XXVII	1,339,299.890	13.91	18,629,661
Qualified XXVIII	845,250.208	13.93	11,774,335
Qualified XXXII	3,031.942	13.51	40,962
Qualified XXXIII (0.65)	53,122.442	14.08	747,964
Qualified XXXIV	23,172.586	12.12	280,852

Division/Contract	Units	Unit Value	Extended Value
ING Global Bond Portfolio - Initial Class (continued)			
Qualified XXXVI	8,778.804	$ 14.18	$ 124,483
Qualified XXXVIII	45,989.201	12.45	572,566
Qualified XLIII	1,463.436	12.14	17,766
Qualified LIV	67,712.592	14.21	962,196
Qualified LVI	93,882.363	14.61	1,371,621
Qualified LIX	9,537.315	14.27	136,097
	11,178,868.142		$ 155,540,883
ING Global Bond Portfolio - Service Class			
Currently payable annuity contracts:	937.971	$ 13.18	$ 12,362
Contracts in accumulation period:			
ING MAP PLUS NP6	5,187.083	12.60	65,357
ING MAP PLUS NP8	72.927	12.54	915
ING MAP PLUS NP10	4,433.259	12.48	55,327
ING MAP PLUS NP11	9,481.314	12.45	118,042
ING MAP PLUS NP12	11,281.065	12.42	140,111
ING MAP PLUS NP13	675.106	12.40	8,371
ING MAP PLUS NP14	6,990.256	12.37	86,469
ING MAP PLUS NP16	10,977.478	12.31	135,133
ING MAP PLUS NP17	3,841.577	12.28	47,175
ING MAP PLUS NP18	856.041	12.25	10,487
ING MAP PLUS NP19	3,970.488	12.22	48,519
ING MAP PLUS NP21	716.826	12.17	8,724
ING MAP PLUS NP22	2,911.396	12.14	35,344
ING MAP PLUS NP23	4,506.273	12.11	54,571
ING MAP PLUS NP26	3,617.361	12.03	43,517
ING MAP PLUS NP28	865.416	11.97	10,359
ING MAP PLUS NP29	886.317	11.94	10,583
	72,208.154		$ 891,366
ING Index Solution 2015 Portfolio - Initial Class			
Contracts in accumulation period:			
ING Custom Choice 62	127.112	$ 10.70	$ 1,360
Qualified XII (0.95)	156.761	13.08	2,050
Qualified XII (1.00)	372.035	13.07	4,862
Qualified XII (1.40)	235.431	12.98	3,056
	891.339		$ 11,328
ING Index Solution 2015 Portfolio - Service Class			
Contracts in accumulation period:			
ING Educator's Direct	12,077.195	$ 10.86	$ 131,158
Qualified XII (0.75)	32,327.156	13.01	420,576
	44,404.351		$ 551,734

Division/Contract	Units	Unit Value	Extended Value
ING Index Solution 2015 Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP5	0.013	$ 11.16	$ -
ING MAP PLUS NP14	39,734.790	11.07	439,864
ING MAP PLUS NP15	2,855.182	11.06	31,578
ING MAP PLUS NP17	3,942.546	11.04	43,526
ING MAP PLUS NP18	1,142.929	11.03	12,607
ING MAP PLUS NP22	1,414.116	10.99	15,541
ING MAP PLUS NP23	5,982.935	10.97	65,633
ING MAP PLUS NP24	2,095.939	10.96	22,971
ING MAP PLUS NP25	131.500	10.95	1,440
ING MAP PLUS NP26	2,309.022	10.94	25,261
ING MAP PLUS NP28	1,323.764	10.92	14,456
ING MAP PLUS NP29	8,418.540	10.91	91,846
ING MAP PLUS NP30	375.528	10.90	4,093
ING MAP PLUS NP32	2,663.026	10.88	28,974
	72,389.830		$ 797,790
ING Index Solution 2025 Portfolio - Initial Class			
Contracts in accumulation period:			
ING Custom Choice 62	835.930	$ 10.86	$ 9,078
Qualified XII (0.95)	665.958	13.48	8,977
Qualified XII (1.00)	420.201	13.47	5,660
Qualified XII (1.40)	4,023.459	13.38	53,834
	5,945.548		$ 77,549
ING Index Solution 2025 Portfolio - Service Class			
Contracts in accumulation period:			
ING Educator's Direct	1,051.415	$ 11.00	$ 11,566
Qualified XII (0.75)	2,776.638	13.40	37,207
	3,828.053		$ 48,773
ING Index Solution 2025 Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP5	76.045	$ 11.36	$ 864
ING MAP PLUS NP8	2,076.001	11.32	23,500
ING MAP PLUS NP14	40,644.892	11.26	457,661
ING MAP PLUS NP15	82,393.837	11.25	926,931
ING MAP PLUS NP17	10,996.502	11.23	123,491
ING MAP PLUS NP18	2,015.389	11.22	22,613
ING MAP PLUS NP22	9,890.276	11.17	110,474
ING MAP PLUS NP23	17,740.866	11.16	197,988
ING MAP PLUS NP25	963.750	11.14	10,736
ING MAP PLUS NP26	2,725.101	11.13	30,330
ING MAP PLUS NP28	50.302	11.11	559
ING MAP PLUS NP29	6,134.159	11.10	68,089
ING MAP PLUS NP32	2,691.897	11.07	29,799
	178,399.017		$ 2,003,035

Division/Contract	Units	Unit Value	Extended Value
ING Index Solution 2035 Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified XII (0.95)	300.300	$ 13.63	$ 4,093
Qualified XII (1.00)	65.364	13.62	890
Qualified XII (1.40)	2,738.327	13.53	37,050
	3,103.991		$ 42,033
ING Index Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
ING Educator's Direct	5,416.832	$ 10.98	$ 59,477
Qualified XII (0.75)	1,529.310	13.57	20,753
	6,946.142		$ 80,230
ING Index Solution 2035 Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP3	1,939.155	$ 11.38	$ 22,068
ING MAP PLUS NP8	45.557	11.32	516
ING MAP PLUS NP13	225.966	11.27	2,547
ING MAP PLUS NP14	26,403.573	11.26	297,304
ING MAP PLUS NP15	59,367.516	11.25	667,885
ING MAP PLUS NP17	5,569.046	11.23	62,540
ING MAP PLUS NP18	7,655.142	11.22	85,891
ING MAP PLUS NP20	331.467	11.19	3,709
ING MAP PLUS NP22	9,646.839	11.17	107,755
ING MAP PLUS NP23	19,601.422	11.16	218,752
ING MAP PLUS NP25	48.338	11.14	538
ING MAP PLUS NP26	937.125	11.13	10,430
ING MAP PLUS NP28	409.003	11.11	4,544
ING MAP PLUS NP29	4,779.475	11.10	53,052
ING MAP PLUS NP32	1,778.083	11.07	19,683
	138,737.707		$ 1,557,214
ING Index Solution 2045 Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified XII (0.95)	455.496	$ 13.94	$ 6,350
Qualified XII (1.40)	761.732	13.85	10,550
	1,217.228		$ 16,900
ING Index Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
ING Educator's Direct	761.160	$ 11.08	$ 8,434
Qualified XII (0.75)	248.291	13.87	3,444
Qualified XII (0.80)	497.126	13.86	6,890
	1,506.577		$ 18,768

Division/Contract	Units	Unit Value	Extended Value
ING Index Solution 2045 Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP3	4,985.914	$ 11.47	$ 57,188
ING MAP PLUS NP5	496.320	11.45	5,683
ING MAP PLUS NP13	356.068	11.37	4,048
ING MAP PLUS NP14	9,413.523	11.36	106,938
ING MAP PLUS NP15	43,502.236	11.34	493,315
ING MAP PLUS NP17	3,800.110	11.32	43,017
ING MAP PLUS NP18	4,065.680	11.31	45,983
ING MAP PLUS NP20	527.488	11.29	5,955
ING MAP PLUS NP22	3,296.544	11.27	37,152
ING MAP PLUS NP23	3,330.818	11.26	37,505
ING MAP PLUS NP24	789.725	11.25	8,884
ING MAP PLUS NP25	46.208	11.24	519
ING MAP PLUS NP26	297.974	11.23	3,346
ING MAP PLUS NP28	1,575.378	11.21	17,660
ING MAP PLUS NP29	2,312.107	11.19	25,872
ING MAP PLUS NP32	2,646.313	11.16	29,533
	81,442.406		$ 922,598
ING Index Solution 2055 Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified XII (0.95)	35.132	$ 10.98	$ 386
ING Index Solution 2055 Portfolio - Service Class			
Contracts in accumulation period:			
ING Educator's Direct	1,504.823	$ 11.10	$ 16,704
Qualified VI	2,299.722	10.87	24,998
Qualified XII (0.25)	8.697	11.05	96
Qualified XII (0.95)	852.988	10.93	9,323
Qualified XII (1.25)	723.246	10.87	7,862
Qualified LIV	98.553	10.95	1,079
Qualified LVI	369.892	11.05	4,087
	5,857.921		$ 64,149
ING Index Solution 2055 Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP13	66.397	$ 10.97	$ 728
ING MAP PLUS NP15	2,790.738	10.95	30,559
ING MAP PLUS NP17	31.710	10.94	347
ING MAP PLUS NP18	38.640	10.93	422
ING MAP PLUS NP20	79.635	10.91	869
ING MAP PLUS NP23	450.888	10.88	4,906
ING MAP PLUS NP24	1,356.969	10.87	14,750
	4,814.977		$ 52,581
ING Index Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
ING Educator's Direct	127.249	$ 10.84	$ 1,379
Qualified XII (0.80)	51,083.840	12.59	643,146
	51,211.089		$ 644,525

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Index Solution Income Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP13	127.312	$ 10.97	$ 1,397
ING MAP PLUS NP14	337.397	10.96	3,698
ING MAP PLUS NP15	9,932.633	10.95	108,762
ING MAP PLUS NP17	29.951	10.93	327
ING MAP PLUS NP20	185.742	10.90	2,025
ING MAP PLUS NP22	3,789.120	10.88	41,226
ING MAP PLUS NP26	117.212	10.84	1,271
ING MAP PLUS NP29	837.108	10.81	9,049
ING MAP PLUS NP30	11.272	10.80	122
ING MAP PLUS NP32	1,701.883	10.78	18,346
	17,069.630		$ 186,223
ING Invesco Van Kampen Comstock Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	28,385.539	$ 10.45	$ 296,629
ING Invesco Van Kampen Comstock Portfolio - Service Class			
Currently payable annuity contracts:	97,078.027	$10.79 to $12.34	$ 1,193,577
Contracts in accumulation period:			
ING Custom Choice 62	5,917.311	11.46	67,812
ING Custom Choice 65	5,991.720	10.91	65,370
ING MAP PLUS NP1	15,264.592	12.23	186,686
ING MAP PLUS NP8	4,053.793	11.90	48,240
ING MAP PLUS NP9	42,218.138	11.85	500,285
ING MAP PLUS NP11	25,858.987	11.75	303,843
ING MAP PLUS NP13	1,694.128	11.66	19,754
ING MAP PLUS NP14	73.005	11.62	848
ING MAP PLUS NP15	2,691.049	11.57	31,135
ING MAP PLUS NP17	6,815.768	11.48	78,245
ING MAP PLUS NP19	9,265.375	11.39	105,533
ING MAP PLUS NP20	2,106.637	11.34	23,889
ING MAP PLUS NP21	5,753.330	11.30	65,013
ING MAP PLUS NP23	996.436	11.21	11,170
ING MAP PLUS NP25	32.446	11.12	361
ING MAP PLUS NP28	71.630	10.99	787
ING MAP PLUS NP30	586.763	10.90	6,396
Qualified VI	881,821.585	12.12	10,687,678
Qualified X (1.15)	33,284.056	12.23	407,064
Qualified X (1.25)	140,584.731	12.12	1,703,887
Qualified XII (0.00)	316.268	13.67	4,323
Qualified XII (0.10)	148.424	13.54	2,010
Qualified XII (0.20)	4,716.728	13.41	63,251
Qualified XII (0.30)	17,983.152	13.28	238,816
Qualified XII (0.35)	549.755	13.22	7,268
Qualified XII (0.40)	47,475.433	13.15	624,302
Qualified XII (0.50)	87,184.730	13.03	1,136,017
Qualified XII (0.55)	26,357.762	12.96	341,597
Qualified XII (0.60)	11,247.693	12.90	145,095

Division/Contract	Units	Unit Value	Extended Value
ING Invesco Van Kampen Comstock Portfolio - Service Class (continued)			
Qualified XII (0.65)	203,815.776	$ 12.84	$ 2,616,995
Qualified XII (0.70)	31,388.642	12.78	401,147
Qualified XII (0.75)	173,061.263	12.72	2,201,339
Qualified XII (0.80)	61,937.550	12.65	783,510
Qualified XII (0.85)	192,604.569	12.59	2,424,892
Qualified XII (0.90)	43,308.940	12.53	542,661
Qualified XII (0.95)	116,818.996	12.47	1,456,733
Qualified XII (1.00)	469,212.057	12.41	5,822,922
Qualified XII (1.05)	13,742.219	12.35	169,716
Qualified XII (1.10)	33,538.714	12.29	412,191
Qualified XII (1.15)	17,880.478	12.23	218,678
Qualified XII (1.20)	2,701.700	12.17	32,880
Qualified XII (1.25)	60,978.781	12.12	739,063
Qualified XII (1.30)	2,830.682	12.06	34,138
Qualified XII (1.35)	0.824	12.00	10
Qualified XII (1.40)	2,825.776	11.94	33,740
Qualified XII (1.45)	259.284	11.88	3,080
Qualified XII (1.50)	489.399	11.83	5,790
Qualified XV	841.009	12.47	10,487
Qualified XVI	24,468.306	11.83	289,460
Qualified XVII	1,138.901	12.12	13,803
Qualified XVIII	1,440.633	12.41	17,878
Qualified XXVII	631,812.689	14.49	9,154,966
Qualified XXXII	2,823.116	11.92	33,652
Qualified XXXIII (0.65)	19,674.791	13.05	256,756
Qualified XXXIV	830.510	8.53	7,084
Qualified XXXVIII	42,418.594	8.77	372,011
Qualified XLIII	1,969.489	8.55	16,839
Qualified LIV	36,474.061	10.71	390,637
Qualified LVI	12,455.274	11.01	137,133
	3,681,882.475		$ 46,670,443
ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	54,996.397	$ 11.80	$ 648,957
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class			
Currently payable annuity contracts:	303,016.314	$11.54 to $12.35	$ 3,735,397
Contracts in accumulation period:			
ING Custom Choice 65	21,645.526	13.03	282,041
Qualified V	3,287.897	11.95	39,290
Qualified VI	5,689,722.697	12.08	68,731,850
Qualified VIII	4,123.087	12.08	49,807
Qualified X (1.15)	457,038.231	12.17	5,562,155
Qualified X (1.25)	505,095.409	12.08	6,101,553
Qualified XII (0.00)	63,615.292	13.17	837,813
Qualified XII (0.05)	94,819.777	13.67	1,296,186
Qualified XII (0.10)	607.086	13.08	7,941

319

Division/Contract	Units	Unit Value	Extended Value
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class (continued)			
Qualified XII (0.20)	408,236.029	$ 13.40	$ 5,470,363
Qualified XII (0.25)	855,441.050	13.37	11,437,247
Qualified XII (0.30)	27,526.552	12.90	355,093
Qualified XII (0.35)	10,402.606	13.27	138,043
Qualified XII (0.40)	276,946.980	13.21	3,658,470
Qualified XII (0.50)	317,644.108	13.19	4,189,726
Qualified XII (0.55)	131,159.850	13.05	1,711,636
Qualified XII (0.60)	110,398.037	13.01	1,436,278
Qualified XII (0.65)	1,198,021.100	12.95	15,514,373
Qualified XII (0.70)	260,078.925	12.89	3,352,417
Qualified XII (0.75)	411,801.780	12.83	5,283,417
Qualified XII (0.80)	553,106.007	12.91	7,140,599
Qualified XII (0.85)	641,966.786	12.88	8,268,532
Qualified XII (0.90)	26,491.317	12.82	339,619
Qualified XII (0.95)	836,002.312	12.79	10,692,470
Qualified XII (1.00)	2,112,686.190	12.74	26,915,622
Qualified XII (1.05)	224,469.917	12.70	2,850,768
Qualified XII (1.10)	246,727.406	12.65	3,121,102
Qualified XII (1.15)	106,339.586	12.59	1,338,815
Qualified XII (1.20)	56,343.549	12.53	705,985
Qualified XII (1.25)	261,316.776	12.50	3,266,460
Qualified XII (1.30)	17,600.888	12.46	219,307
Qualified XII (1.40)	29,468.346	12.66	373,069
Qualified XII (1.45)	8,137.889	11.92	97,004
Qualified XII (1.50)	7,593.428	11.88	90,210
Qualified XV	17,497.797	12.33	215,748
Qualified XVI	136,364.009	11.88	1,620,004
Qualified XVIII	20,489.449	12.08	247,513
Qualified XXI	187,343.636	12.46	2,334,302
Qualified XXVII	1,159,657.924	12.32	14,286,986
Qualified XXXII	26,021.784	12.08	314,343
Qualified XXXIII (0.65)	38,499.128	12.59	484,704
Qualified XXXIV	58,003.902	9.95	577,139
Qualified XXXVI	26,292.700	12.68	333,391
Qualified XXXVIII	81,358.686	10.23	832,299
Qualified XLIII	4,689.512	9.97	46,754
Qualified LIV	56,500.238	12.79	722,638
Qualified LVI	141,005.066	13.14	1,852,807
Qualified LIX	28,174.980	12.76	359,513
	18,260,777.541		$ 228,838,799
ING Invesco Van Kampen Equity and Income Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	0.038	$ 38.32	$ 1
Qualified XII (1.00)	5,833.587	39.30	229,260
	5,833.625		$ 229,261

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Mid Cap Value Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	24,632.608	$ 12.49	$ 307,661
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Currently payable annuity contracts:	66,660.515	$ 15.52	$ 1,034,571
Contracts in accumulation period:			
ING Custom Choice 62	1,087.298	14.61	15,885
ING Custom Choice 65	106.068	13.44	1,426
ING MAP PLUS NP1	13,554.164	16.06	217,680
ING MAP PLUS NP8	2,496.874	15.62	39,001
ING MAP PLUS NP9	33,446.796	15.56	520,432
ING MAP PLUS NP11	7,847.446	15.43	121,086
ING MAP PLUS NP12	4.934	15.37	76
ING MAP PLUS NP13	246.448	15.31	3,773
ING MAP PLUS NP14	8,209.375	15.25	125,193
ING MAP PLUS NP15	3,548.063	15.19	53,895
ING MAP PLUS NP16	263.034	15.13	3,980
ING MAP PLUS NP17	8,496.625	15.07	128,044
ING MAP PLUS NP18	3,975.412	15.01	59,671
ING MAP PLUS NP19	8,228.146	14.95	123,011
ING MAP PLUS NP20	1,062.014	14.89	15,813
ING MAP PLUS NP21	8,240.399	14.84	122,288
ING MAP PLUS NP22	67.637	14.78	1,000
ING MAP PLUS NP23	256.142	14.72	3,770
ING MAP PLUS NP24	1,490.111	14.66	21,845
ING MAP PLUS NP25	989.503	14.60	14,447
ING MAP PLUS NP28	1,420.119	14.43	20,492
ING MAP PLUS NP30	421.311	14.32	6,033
Qualified VI	525,133.055	17.51	9,195,080
Qualified VIII	388.091	17.50	6,792
Qualified X (1.15)	22,449.490	17.68	396,907
Qualified X (1.25)	86,724.507	17.51	1,518,546
Qualified XII (0.00)	3,462.199	19.76	68,413
Qualified XII (0.05)	34,709.204	19.53	677,871
Qualified XII (0.10)	158.662	19.57	3,105
Qualified XII (0.20)	3,971.251	19.38	76,963
Qualified XII (0.30)	5,805.432	19.20	111,464
Qualified XII (0.35)	1,446.894	19.10	27,636
Qualified XII (0.40)	17,571.823	19.01	334,040
Qualified XII (0.50)	45,069.465	18.83	848,658
Qualified XII (0.55)	12,623.431	18.74	236,563
Qualified XII (0.60)	13,315.822	18.65	248,340
Qualified XII (0.65)	33,746.926	18.56	626,343
Qualified XII (0.70)	26,611.538	18.47	491,515
Qualified XII (0.75)	78,124.441	18.38	1,435,927
Qualified XII (0.80)	6,391.759	18.29	116,905
Qualified XII (0.85)	69,869.646	18.20	1,271,628
Qualified XII (0.90)	9,426.596	18.11	170,716

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Mid Cap Value Portfolio - Service Class (continued)			
Qualified XII (0.95)	116,403.125	$ 18.03	$ 2,098,748
Qualified XII (1.00)	296,233.550	17.94	5,314,430
Qualified XII (1.05)	3,655.272	17.85	65,247
Qualified XII (1.10)	21,684.751	17.77	385,338
Qualified XII (1.15)	8,575.236	17.68	151,610
Qualified XII (1.20)	5,320.857	17.59	93,594
Qualified XII (1.25)	22,149.579	17.51	387,839
Qualified XII (1.30)	157.964	17.42	2,752
Qualified XII (1.40)	2,471.999	17.26	42,667
Qualified XII (1.45)	650.783	17.17	11,174
Qualified XII (1.50)	215.778	17.09	3,688
Qualified XIII	955.091	18.03	17,220
Qualified XV	1,899.281	18.03	34,244
Qualified XVI	16,974.612	17.09	290,096
Qualified XVIII	357.402	17.94	6,412
Qualified XXI	8,208.553	18.29	150,134
Qualified XXXII	619.362	15.23	9,433
Qualified XXXIV	947.714	10.00	9,477
Qualified XXXVIII	1,290.730	10.28	13,269
Qualified XLIII	227.295	10.02	2,277
Qualified LIV	72,068.967	13.19	950,590
Qualified LVI	9,342.125	13.56	126,679
	1,759,528.692		$ 30,683,742
ING Oppenheimer Global Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	46,270.910	$ 11.12	$ 514,533
ING Oppenheimer Global Portfolio - Initial Class			
Currently payable annuity contracts:	248,808.572	$11.86 to $12.3	$ 3,052,216
Contracts in accumulation period:			
ING Custom Choice 62	6,196.267	12.07	74,789
ING Custom Choice 65	60,362.104	13.13	792,554
ING MAP PLUS NP1	13,713.048	12.96	177,721
ING MAP PLUS NP8	9,594.320	12.65	121,368
ING MAP PLUS NP9	22,391.750	12.61	282,360
ING MAP PLUS NP11	40,945.155	12.52	512,633
ING MAP PLUS NP12	35,219.889	12.48	439,544
ING MAP PLUS NP13	165.136	12.43	2,053
ING MAP PLUS NP14	8,984.885	12.39	111,323
ING MAP PLUS NP15	14,242.746	12.35	175,898
ING MAP PLUS NP16	313.628	12.31	3,861
ING MAP PLUS NP17	6,444.312	12.26	79,007
ING MAP PLUS NP18	1,817.023	12.22	22,204
ING MAP PLUS NP19	7,637.094	12.18	93,020
ING MAP PLUS NP20	58.918	12.14	715
ING MAP PLUS NP21	6,084.402	12.10	73,621
ING MAP PLUS NP22	3,824.540	12.05	46,086
ING MAP PLUS NP23	6,627.550	12.01	79,597

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class			
(continued)			
ING MAP PLUS NP24	331.649	$ 11.97	$ 3,970
ING MAP PLUS NP25	561.707	11.93	6,701
ING MAP PLUS NP26	1,189.347	11.89	14,141
ING MAP PLUS NP27	467.591	11.85	5,541
ING MAP PLUS NP28	3,417.499	11.81	40,361
ING MAP PLUS NP29	1,489.884	11.77	17,536
Qualified V	766.410	11.94	9,151
Qualified VI	11,196,082.978	12.07	135,136,722
Qualified VIII	11,376.482	12.07	137,314
Qualified X (1.15)	816,368.810	12.16	9,927,045
Qualified X (1.25)	736,170.520	12.07	8,885,578
Qualified XII (0.00)	2,345.853	13.70	32,138
Qualified XII (0.05)	423,969.427	13.73	5,821,100
Qualified XII (0.05)	76,045.395	13.73	1,044,103
Qualified XII (0.10)	422.933	13.07	5,528
Qualified XII (0.20)	290,527.500	13.46	3,910,500
Qualified XII (0.25)	381,617.034	13.43	5,125,117
Qualified XII (0.30)	127,647.587	12.89	1,645,377
Qualified XII (0.35)	32,266.206	13.33	430,109
Qualified XII (0.40)	272,484.846	13.27	3,615,874
Qualified XII (0.45)	1,555.763	12.76	19,852
Qualified XII (0.50)	1,292,209.086	13.25	17,121,770
Qualified XII (0.55)	300,438.858	13.11	3,938,753
Qualified XII (0.60)	239,361.806	13.07	3,128,459
Qualified XII (0.65)	1,543,017.419	13.01	20,074,657
Qualified XII (0.70)	502,984.680	12.95	6,513,652
Qualified XII (0.75)	902,391.455	12.88	11,622,802
Qualified XII (0.80)	1,285,117.749	12.97	16,667,977
Qualified XII (0.85)	1,382,993.636	12.94	17,895,938
Qualified XII (0.90)	92,365.543	12.88	1,189,668
Qualified XII (0.95)	1,437,522.324	12.84	18,457,787
Qualified XII (1.00)	3,801,021.392	12.80	48,653,074
Qualified XII (1.05)	221,997.015	12.75	2,830,462
Qualified XII (1.10)	357,519.783	12.71	4,544,076
Qualified XII (1.15)	257,763.082	12.65	3,260,703
Qualified XII (1.20)	66,083.832	12.59	831,995
Qualified XII (1.25)	303,719.631	12.56	3,814,719
Qualified XII (1.30)	23,373.379	12.51	292,401
Qualified XII (1.35)	1,186.019	11.99	14,220
Qualified XII (1.40)	37,987.932	12.72	483,206
Qualified XII (1.45)	9,845.053	11.91	117,255
Qualified XII (1.50)	18,889.002	11.87	224,212
Qualified XIII	507.388	12.32	6,251
Qualified XV	80,988.020	12.32	997,772
Qualified XVI	281,243.126	11.87	3,338,356
Qualified XVII	11,379.065	12.07	137,345
Qualified XVIII	33,535.603	12.07	404,775
Qualified XXII	1,815.781	12.76	23,169

323

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class (continued)			
Qualified XXVII	6,972,742.984	$ 12.26	$ 85,485,829
Qualified XXVIII	2,684,637.210	12.28	32,967,345
Qualified XXXII	26,171.992	12.07	315,896
Qualified XXXIII (0.65)	60,213.481	12.58	757,486
Qualified XXXIV	33,064.514	8.34	275,758
Qualified XXXVI	72,289.014	12.67	915,902
Qualified XXXVIII	251,433.628	8.57	2,154,786
Qualified XLIII	20,740.746	8.35	173,185
Qualified LIV	126,644.129	12.88	1,631,176
Qualified LVI	379,820.723	13.24	5,028,826
Qualified LIX	15,370.002	12.75	195,968
	40,000,922.842		$ 498,461,939
ING Oppenheimer Global Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	0.373	$ 14.05	$ 5
Qualified XII (1.00)	44,304.881	14.39	637,547
	44,305.254		$ 637,552
ING PIMCO Total Return Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	185,090.559	$ 13.93	$ 2,578,311
ING PIMCO Total Return Portfolio - Initial Class			
Contracts in accumulation period:			
ING Custom Choice 62	170.852	$ 10.24	$ 1,750
Qualified XII (0.95)	314.103	10.29	3,232
Qualified XII (1.00)	452.358	10.28	4,650
Qualified XII (1.25)	3,831.119	10.24	39,231
Qualified XII (1.40)	2,816.799	10.22	28,788
	7,585.231		$ 77,651
ING PIMCO Total Return Portfolio - Service Class			
Currently payable annuity contracts:	398,342.736	$12.92 to $14.19	$ 5,645,708
Contracts in accumulation period:			
ING Custom Choice 62	7,419.174	13.86	102,830
ING Custom Choice 65	13,670.327	14.08	192,478
ING MAP PLUS NP1	191,959.409	15.00	2,879,391
ING MAP PLUS NP3	1,183.419	14.88	17,609
ING MAP PLUS NP4	3,734.694	14.82	55,348
ING MAP PLUS NP5	0.010	14.77	-
ING MAP PLUS NP6	55,906.925	14.71	822,391
ING MAP PLUS NP8	80,271.239	14.59	1,171,157
ING MAP PLUS NP9	64,801.614	14.53	941,567
ING MAP PLUS NP11	30,734.967	14.42	443,198
ING MAP PLUS NP12	25,450.492	14.36	365,469
ING MAP PLUS NP13	10,126.338	14.31	144,908
ING MAP PLUS NP14	44,383.369	14.25	632,463
ING MAP PLUS NP15	42,505.249	14.19	603,149
ING MAP PLUS NP16	4,066.872	14.14	57,506
ING MAP PLUS NP17	29,374.619	14.08	413,595

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return Portfolio - Service Class			
(continued)			
ING MAP PLUS NP18	3,147.338	$ 14.03	$ 44,157
ING MAP PLUS NP19	20,820.510	13.97	290,863
ING MAP PLUS NP20	23,715.765	13.92	330,123
ING MAP PLUS NP21	48,957.150	13.86	678,546
ING MAP PLUS NP22	3,991.950	13.81	55,129
ING MAP PLUS NP23	28,475.883	13.75	391,543
ING MAP PLUS NP24	430.253	13.70	5,894
ING MAP PLUS NP25	39.271	13.64	536
ING MAP PLUS NP26	13,667.341	13.59	185,739
ING MAP PLUS NP27	143.121	13.54	1,938
ING MAP PLUS NP28	5,735.154	13.48	77,310
ING MAP PLUS NP29	381.465	13.43	5,123
ING MAP PLUS NP30	838.130	13.38	11,214
ING MAP PLUS NP32	676.249	13.27	8,974
Qualified VI	2,724,197.672	15.07	41,053,659
Qualified VIII	752.502	15.06	11,333
Qualified X (1.15)	62,255.093	15.22	947,523
Qualified X (1.25)	154,618.725	15.07	2,330,104
Qualified XII (0.00)	73,385.373	17.01	1,248,285
Qualified XII (0.05)	20,625.682	16.81	346,718
Qualified XII (0.20)	210,249.376	16.69	3,509,062
Qualified XII (0.25)	2,235.111	16.61	37,125
Qualified XII (0.30)	36,804.033	16.53	608,371
Qualified XII (0.35)	623.564	16.45	10,258
Qualified XII (0.40)	407,805.051	16.37	6,675,769
Qualified XII (0.50)	216,029.285	16.21	3,501,835
Qualified XII (0.55)	246,283.647	16.13	3,972,555
Qualified XII (0.60)	125,819.302	16.05	2,019,400
Qualified XII (0.65)	307,995.830	15.98	4,921,773
Qualified XII (0.70)	114,841.441	15.90	1,825,979
Qualified XII (0.75)	751,853.501	15.82	11,894,322
Qualified XII (0.80)	147,050.969	15.75	2,316,053
Qualified XII (0.85)	764,294.064	15.67	11,976,488
Qualified XII (0.90)	32,058.187	15.59	499,787
Qualified XII (0.95)	682,478.773	15.52	10,592,071
Qualified XII (1.00)	2,472,812.440	15.44	38,180,224
Qualified XII (1.05)	38,490.381	15.37	591,597
Qualified XII (1.10)	76,826.896	15.29	1,174,683
Qualified XII (1.15)	44,639.494	15.22	679,413
Qualified XII (1.20)	18,134.286	15.15	274,734
Qualified XII (1.25)	230,617.390	15.07	3,475,404
Qualified XII (1.30)	11,820.602	15.00	177,309
Qualified XII (1.35)	389.568	14.93	5,816
Qualified XII (1.40)	41,583.808	14.86	617,935
Qualified XII (1.45)	4,379.646	14.79	64,775
Qualified XII (1.50)	6,668.877	14.71	98,099
Qualified XIII	2,839.847	15.52	44,074
Qualified XV	15,631.451	15.52	242,600

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return Portfolio - Service Class			
(continued)			
Qualified XVI	85,601.531	$ 14.71	$ 1,259,199
Qualified XVII	3,269.397	15.07	49,270
Qualified XVIII	4,132.057	15.44	63,799
Qualified XXI	21,622.281	15.75	340,551
Qualified XXVII	1,993,303.656	14.15	28,205,247
Qualified XXVIII	1,665,533.369	15.47	25,765,801
Qualified XXXII	2,468.733	13.72	33,871
Qualified XXXIII (0.65)	42,491.708	16.24	690,065
Qualified XXXIV	8,031.667	12.41	99,673
Qualified XXXVIII	81,561.562	12.75	1,039,910
Qualified XLIII	980.137	12.44	12,193
Qualified LIV	144,326.274	13.82	1,994,589
Qualified LVI	61,813.690	14.21	878,373
	15,317,178.962		$ 232,933,530
ING Pioneer High Yield Portfolio - Initial Class			
Currently payable annuity contracts:	68,635.568	$14.11 to $14.95	$ 1,021,904
Contracts in accumulation period:			
ING Custom Choice 62	1,148.480	14.70	16,883
ING Custom Choice 65	441.722	15.44	6,820
Qualified VI	314,085.407	14.70	4,617,055
Qualified VIII	132.882	14.69	1,952
Qualified X (1.15)	14,551.183	14.78	215,066
Qualified X (1.25)	23,667.519	14.70	347,913
Qualified XII (0.00)	3,674.326	15.78	57,981
Qualified XII (0.25)	930.098	15.56	14,472
Qualified XII (0.30)	8,234.564	15.51	127,718
Qualified XII (0.40)	28,259.660	15.42	435,764
Qualified XII (0.50)	256,411.182	15.34	3,933,348
Qualified XII (0.55)	5,888.756	15.29	90,039
Qualified XII (0.60)	3,807.002	15.25	58,057
Qualified XII (0.65)	27,820.439	15.21	423,149
Qualified XII (0.70)	19,628.645	15.16	297,570
Qualified XII (0.75)	34,579.888	15.12	522,848
Qualified XII (0.80)	23,731.027	15.08	357,864
Qualified XII (0.85)	82,899.122	15.04	1,246,803
Qualified XII (0.90)	1,438.728	14.99	21,567
Qualified XII (0.95)	78,885.226	14.95	1,179,334
Qualified XII (1.00)	198,670.022	14.91	2,962,170
Qualified XII (1.05)	2,766.413	14.87	41,137
Qualified XII (1.10)	10,055.852	14.82	149,028
Qualified XII (1.15)	1,694.180	14.78	25,040
Qualified XII (1.20)	5,383.857	14.74	79,358
Qualified XII (1.25)	26,092.967	14.70	383,567
Qualified XII (1.40)	903.117	14.57	13,158
Qualified XV	278.740	14.95	4,167
Qualified XVI	5,347.656	14.49	77,488
Qualified XVII	192.984	14.70	2,837
Qualified XVIII	474.784	14.91	7,079

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer High Yield Portfolio - Initial Class (continued)			
Qualified XXXIV	544.663	$ 13.37	$ 7,282
Qualified XXXVIII	12,344.036	13.74	169,607
Qualified XLIII	16.264	13.39	218
Qualified LIV	7,984.966	15.16	121,052
Qualified LVI	9,877.607	15.58	153,893
	1,281,479.532		$ 19,191,188
ING Pioneer High Yield Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP8	60.778	$ 15.25	$ 927
ING MAP PLUS NP14	3,359.767	14.99	50,363
ING MAP PLUS NP15	11,373.670	14.95	170,036
ING MAP PLUS NP17	759.685	14.86	11,289
ING MAP PLUS NP18	1,529.189	14.82	22,663
ING MAP PLUS NP19	1,253.676	14.78	18,529
ING MAP PLUS NP22	858.683	14.65	12,580
ING MAP PLUS NP23	513.666	14.61	7,505
ING MAP PLUS NP24	625.467	14.57	9,113
ING MAP PLUS NP26	611.369	14.49	8,859
ING MAP PLUS NP28	5,626.613	14.41	81,079
	26,572.563		$ 392,943
ING Solution 2015 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	0.054	$ 12.12	$ 1
Qualified XXXV	71,178.767	11.31	805,032
	71,178.821		$ 805,033
ING Solution 2015 Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	11,195.415	$ 11.34	$ 126,956
ING Custom Choice 65	318.508	12.05	3,838
ING Educator's Direct	28,944.840	11.76	340,391
Qualified VI	1,072,680.743	11.34	12,164,200
Qualified X (1.15)	47,712.952	11.42	544,882
Qualified X (1.25)	135,315.375	11.34	1,534,476
Qualified XII (0.00)	14,575.867	12.33	179,720
Qualified XII (0.05)	7,747.061	12.33	95,521
Qualified XII (0.05)	266,243.504	12.33	3,282,782
Qualified XII (0.20)	48,704.986	12.17	592,740
Qualified XII (0.25)	14,716.649	12.13	178,513
Qualified XII (0.30)	19,205.054	12.09	232,189
Qualified XII (0.35)	159,973.700	12.05	1,927,683
Qualified XII (0.40)	231,935.006	12.01	2,785,539
Qualified XII (0.50)	312,383.814	11.93	3,726,739
Qualified XII (0.55)	187,672.802	11.89	2,231,430
Qualified XII (0.60)	47,558.792	11.85	563,572
Qualified XII (0.65)	76,463.086	11.81	903,029
Qualified XII (0.70)	66,706.299	11.77	785,133
Qualified XII (0.75)	390,865.170	11.73	4,584,848
Qualified XII (0.80)	86,901.049	11.69	1,015,873

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2015 Portfolio - Service Class (continued)			
Qualified XII (0.85)	287,659.367	$ 11.65	$ 3,351,232
Qualified XII (0.90)	18,830.575	11.61	218,623
Qualified XII (0.95)	577,806.831	11.57	6,685,225
Qualified XII (1.00)	337,461.008	11.53	3,890,925
Qualified XII (1.05)	3,612.813	11.50	41,547
Qualified XII (1.10)	58,880.140	11.46	674,766
Qualified XII (1.15)	34,876.532	11.42	398,290
Qualified XII (1.20)	24,413.540	11.38	277,826
Qualified XII (1.25)	138,130.547	11.34	1,566,400
Qualified XII (1.30)	5,365.093	11.31	60,679
Qualified XII (1.40)	10,610.176	11.23	119,152
Qualified XII (1.45)	1,956.214	11.19	21,890
Qualified XII (1.50)	5,219.636	11.16	58,251
Qualified XIII	600.949	11.57	6,953
Qualified XV	610.220	11.57	7,060
Qualified XVI	72,836.832	11.16	812,859
Qualified XVIII	1,207.715	11.34	13,695
Qualified XXI	14,712.016	11.69	171,983
Qualified XXVIII	135,438.286	9.47	1,282,601
Qualified XXXII	3,050.267	11.34	34,590
Qualified XXXIV	136,683.081	9.45	1,291,655
Qualified XXXVI	401.892	11.89	4,778
Qualified XXXVIII	2,709.329	9.71	26,308
Qualified XLIII	379.352	9.47	3,592
Qualified LIV	29,187.943	11.83	345,293
Qualified LVI	95,581.524	12.16	1,162,271
	5,226,042.550		$ 60,328,498
ING Solution 2015 Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	290,591.399	$ 11.33	$ 3,292,401
ING MAP PLUS NP6	21,006.373	11.28	236,952
ING MAP PLUS NP8	104,596.277	11.25	1,176,708
ING MAP PLUS NP9	116,909.370	11.24	1,314,061
ING MAP PLUS NP10	4,039.011	11.23	45,358
ING MAP PLUS NP11	6,873.799	11.22	77,124
ING MAP PLUS NP12	127,362.000	11.21	1,427,728
ING MAP PLUS NP13	13,790.837	11.20	154,457
ING MAP PLUS NP14	60,354.578	11.19	675,368
ING MAP PLUS NP15	96,049.930	11.18	1,073,838
ING MAP PLUS NP16	58,975.458	11.17	658,756
ING MAP PLUS NP17	46,318.844	11.16	516,918
ING MAP PLUS NP18	6,885.190	11.15	76,770
ING MAP PLUS NP19	12,839.898	11.14	143,036
ING MAP PLUS NP20	49,146.764	11.13	547,003
ING MAP PLUS NP21	86,262.198	11.12	959,236
ING MAP PLUS NP22	12,981.107	11.11	144,220
ING MAP PLUS NP23	65,805.515	11.10	730,441
ING MAP PLUS NP24	7,915.334	11.08	87,702

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2015 Portfolio - Service 2 Class (continued)			
ING MAP PLUS NP25	1,623.277	$ 11.07	$ 17,970
ING MAP PLUS NP26	13,295.142	11.06	147,044
ING MAP PLUS NP28	31,684.563	11.04	349,798
ING MAP PLUS NP29	692.960	11.03	7,643
ING MAP PLUS NP30	4,690.279	11.02	51,687
ING MAP PLUS NP32	0.977	11.00	11
	1,240,691.080		$ 13,912,230
ING Solution 2025 Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	36,151.459	$ 10.70	$ 386,821
ING Solution 2025 Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	474.646	$ 10.93	$ 5,188
ING Custom Choice 65	2,837.747	11.62	32,975
ING Educator's Direct	6,421.560	11.64	74,747
Qualified VI	1,927,090.412	10.93	21,063,098
Qualified X (1.15)	66,293.105	11.01	729,887
Qualified X (1.25)	130,511.688	10.93	1,426,493
Qualified XII (0.00)	29,662.230	11.89	352,684
Qualified XII (0.05)	25,507.628	11.88	303,031
Qualified XII (0.05)	646,085.347	11.88	7,675,494
Qualified XII (0.20)	159,372.648	11.73	1,869,441
Qualified XII (0.25)	50,073.630	11.69	585,361
Qualified XII (0.30)	74,720.434	11.65	870,493
Qualified XII (0.35)	228,952.423	11.61	2,658,138
Qualified XII (0.40)	337,131.105	11.57	3,900,607
Qualified XII (0.50)	312,878.931	11.50	3,598,108
Qualified XII (0.55)	295,684.606	11.46	3,388,546
Qualified XII (0.60)	172,598.442	11.42	1,971,074
Qualified XII (0.65)	246,227.389	11.38	2,802,068
Qualified XII (0.70)	109,926.761	11.34	1,246,569
Qualified XII (0.75)	475,412.303	11.31	5,376,913
Qualified XII (0.80)	43,267.800	11.27	487,628
Qualified XII (0.85)	627,870.863	11.23	7,050,990
Qualified XII (0.90)	27,621.601	11.19	309,086
Qualified XII (0.95)	695,461.248	11.16	7,761,348
Qualified XII (1.00)	486,409.009	11.12	5,408,868
Qualified XII (1.05)	17,025.799	11.08	188,646
Qualified XII (1.10)	175,053.234	11.04	1,932,588
Qualified XII (1.15)	57,495.228	11.01	633,022
Qualified XII (1.20)	60,114.571	10.97	659,457
Qualified XII (1.25)	145,303.898	10.93	1,588,172
Qualified XII (1.30)	8,429.246	10.90	91,879
Qualified XII (1.40)	44,371.036	10.83	480,538
Qualified XII (1.45)	12,126.347	10.79	130,843
Qualified XII (1.50)	1,663.539	10.75	17,883
Qualified XV	4,058.661	11.16	45,295

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2025 Portfolio - Service Class (continued)			
Qualified XVI	71,442.212	$ 10.75	$ 768,004
Qualified XXI	18,625.807	11.27	209,913
Qualified XXVIII	87,672.862	8.72	764,507
Qualified XXXII	1,126.358	10.93	12,311
Qualified XXXIV	186,518.870	8.71	1,624,579
Qualified XXXVI	1,211.381	11.46	13,882
Qualified XXXVIII	38,963.817	8.95	348,726
Qualified XLIII	901.257	8.72	7,859
Qualified LIV	38,196.062	11.40	435,435
Qualified LVI	111,426.081	11.72	1,305,914
	8,260,219.822		$ 92,208,288
ING Solution 2025 Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	451,231.423	$ 11.51	$ 5,193,674
ING MAP PLUS NP3	195.500	11.49	2,246
ING MAP PLUS NP6	7,410.821	11.45	84,854
ING MAP PLUS NP8	160,899.184	11.43	1,839,078
ING MAP PLUS NP9	144,495.368	11.42	1,650,137
ING MAP PLUS NP11	59,796.174	11.40	681,676
ING MAP PLUS NP12	137,714.657	11.39	1,568,570
ING MAP PLUS NP13	20,744.337	11.38	236,071
ING MAP PLUS NP14	90,762.567	11.37	1,031,970
ING MAP PLUS NP15	129,882.045	11.36	1,475,460
ING MAP PLUS NP16	41,307.968	11.35	468,845
ING MAP PLUS NP17	66,827.914	11.33	757,160
ING MAP PLUS NP18	16,405.751	11.32	185,713
ING MAP PLUS NP19	86,354.095	11.31	976,665
ING MAP PLUS NP20	24,939.182	11.30	281,813
ING MAP PLUS NP21	113,861.361	11.29	1,285,495
ING MAP PLUS NP22	19,973.738	11.28	225,304
ING MAP PLUS NP23	54,416.386	11.27	613,273
ING MAP PLUS NP24	27,331.055	11.26	307,748
ING MAP PLUS NP25	901.505	11.25	10,142
ING MAP PLUS NP26	27,097.171	11.24	304,572
ING MAP PLUS NP28	35,131.486	11.22	394,175
ING MAP PLUS NP29	2,925.673	11.21	32,797
ING MAP PLUS NP30	5,248.318	11.20	58,781
ING MAP PLUS NP32	783.634	11.17	8,753
	1,726,637.313		$ 19,674,972
ING Solution 2035 Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	32,060.609	$ 10.55	$ 338,239

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	13.606	$ 10.90	$ 148
ING Custom Choice 65	3,132.575	11.58	36,275
ING Educator's Direct	6,717.500	11.58	77,789
Qualified VI	1,555,613.739	10.90	16,956,190
Qualified X (1.15)	28,998.006	10.97	318,108
Qualified X (1.25)	82,886.360	10.90	903,461
Qualified XII (0.00)	26,751.425	11.85	317,004
Qualified XII (0.05)	41,759.700	11.85	494,852
Qualified XII (0.05)	554,647.819	11.85	6,572,577
Qualified XII (0.20)	202,899.426	11.69	2,371,894
Qualified XII (0.25)	68,009.939	11.65	792,316
Qualified XII (0.30)	60,602.019	11.61	703,589
Qualified XII (0.35)	181,696.686	11.58	2,104,048
Qualified XII (0.40)	256,694.709	11.54	2,962,257
Qualified XII (0.50)	329,333.237	11.46	3,774,159
Qualified XII (0.55)	177,240.887	11.42	2,024,091
Qualified XII (0.60)	117,966.645	11.38	1,342,460
Qualified XII (0.65)	233,304.508	11.35	2,648,006
Qualified XII (0.70)	163,242.214	11.31	1,846,269
Qualified XII (0.75)	417,112.162	11.27	4,700,854
Qualified XII (0.80)	33,557.279	11.23	376,848
Qualified XII (0.85)	350,483.387	11.20	3,925,414
Qualified XII (0.90)	26,336.878	11.16	293,920
Qualified XII (0.95)	445,354.667	11.12	4,952,344
Qualified XII (1.00)	486,904.118	11.08	5,394,898
Qualified XII (1.05)	2,929.805	11.05	32,374
Qualified XII (1.10)	149,369.248	11.01	1,644,555
Qualified XII (1.15)	65,899.305	10.97	722,915
Qualified XII (1.20)	39,426.207	10.94	431,323
Qualified XII (1.25)	172,583.573	10.90	1,881,161
Qualified XII (1.30)	4,411.313	10.86	47,907
Qualified XII (1.35)	13.007	10.83	141
Qualified XII (1.40)	28,406.324	10.79	306,504
Qualified XII (1.45)	3,543.164	10.76	38,124
Qualified XII (1.50)	2,448.807	10.72	26,251
Qualified XIII	3,154.635	11.12	35,080
Qualified XV	2,655.154	11.12	29,525
Qualified XVI	94,888.368	10.72	1,017,203
Qualified XXI	48,908.299	11.23	549,240
Qualified XXVIII	6,156.689	8.42	51,839
Qualified XXXII	958.760	10.90	10,450
Qualified XXXIV	190,361.809	8.36	1,591,425
Qualified XXXVI	6,865.698	11.42	78,406
Qualified XXXVIII	24,808.170	8.60	213,350
Qualified XLIII	4,603.048	8.38	38,574
Qualified LIV	40,731.967	11.36	462,715
Qualified LVI	117,344.627	11.68	1,370,585
	6,861,727.468		$ 76,469,418

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2035 Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	256,765.559	$ 11.52	$ 2,957,939
ING MAP PLUS NP6	13,414.982	11.46	153,736
ING MAP PLUS NP8	284,472.466	11.44	3,254,365
ING MAP PLUS NP9	128,617.311	11.43	1,470,096
ING MAP PLUS NP10	3,782.103	11.42	43,192
ING MAP PLUS NP11	20,669.974	11.41	235,844
ING MAP PLUS NP12	111,067.380	11.40	1,266,168
ING MAP PLUS NP13	54,244.758	11.39	617,848
ING MAP PLUS NP14	50,148.472	11.38	570,690
ING MAP PLUS NP15	60,720.858	11.37	690,396
ING MAP PLUS NP16	34,709.856	11.35	393,957
ING MAP PLUS NP17	79,630.778	11.34	903,013
ING MAP PLUS NP18	12,418.786	11.33	140,705
ING MAP PLUS NP19	37,474.182	11.32	424,208
ING MAP PLUS NP20	48,325.437	11.31	546,561
ING MAP PLUS NP21	88,191.858	11.30	996,568
ING MAP PLUS NP22	7,540.264	11.29	85,130
ING MAP PLUS NP23	76,157.423	11.28	859,056
ING MAP PLUS NP24	15,788.531	11.27	177,937
ING MAP PLUS NP25	1,727.595	11.26	19,453
ING MAP PLUS NP26	16,587.963	11.25	186,615
ING MAP PLUS NP28	33,097.029	11.23	371,680
ING MAP PLUS NP29	928.741	11.21	10,411
ING MAP PLUS NP30	7,891.883	11.20	88,389
ING MAP PLUS NP32	11.136	11.18	125
	1,444,385.325		$ 16,464,082
ING Solution 2045 Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	11,091.895	$ 10.34	$ 114,690
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 65	2,074.830	$ 11.54	$ 23,944
ING Educator's Direct	3,512.909	11.49	40,363
Qualified VI	1,175,900.791	10.86	12,770,283
Qualified X (1.15)	5,801.436	10.93	63,410
Qualified X (1.25)	57,105.045	10.86	620,161
Qualified XII (0.00)	17,755.508	11.80	209,515
Qualified XII (0.05)	10,309.636	11.80	121,654
Qualified XII (0.05)	310,908.992	11.80	3,668,726
Qualified XII (0.20)	284,221.911	11.65	3,311,185
Qualified XII (0.25)	45,606.715	11.61	529,494
Qualified XII (0.30)	72,175.905	11.57	835,075
Qualified XII (0.35)	34,066.526	11.53	392,787
Qualified XII (0.40)	152,695.760	11.49	1,754,474
Qualified XII (0.50)	262,724.878	11.42	3,000,318
Qualified XII (0.55)	107,058.209	11.38	1,218,322

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2045 Portfolio - Service Class (continued)			
Qualified XII (0.60)	119,347.668	$ 11.34	$ 1,353,403
Qualified XII (0.65)	190,325.693	11.30	2,150,680
Qualified XII (0.70)	102,905.634	11.26	1,158,717
Qualified XII (0.75)	150,928.419	11.23	1,694,926
Qualified XII (0.80)	48,898.161	11.19	547,170
Qualified XII (0.85)	454,772.325	11.15	5,070,711
Qualified XII (0.90)	11,737.211	11.11	130,400
Qualified XII (0.95)	353,671.886	11.08	3,918,684
Qualified XII (1.00)	355,767.025	11.04	3,927,668
Qualified XII (1.05)	3,599.035	11.00	39,589
Qualified XII (1.10)	126,006.403	10.97	1,382,290
Qualified XII (1.15)	31,148.541	10.93	340,454
Qualified XII (1.20)	45,184.997	10.89	492,065
Qualified XII (1.25)	118,505.478	10.86	1,286,969
Qualified XII (1.30)	2,131.454	10.82	23,062
Qualified XII (1.40)	18,112.174	10.75	194,706
Qualified XII (1.45)	5,178.098	10.71	55,457
Qualified XII (1.50)	736.970	10.68	7,871
Qualified XIII	293.983	11.08	3,257
Qualified XV	5,127.880	11.08	56,817
Qualified XVI	45,905.925	10.68	490,275
Qualified XXI	24,823.759	11.19	277,778
Qualified XXVIII	23,521.405	8.12	190,994
Qualified XXXIV	112,510.435	8.06	906,834
Qualified XXXVI	16,804.094	11.38	191,231
Qualified XXXVIII	8,279.318	8.28	68,553
Qualified XLIII	3,999.582	8.07	32,277
Qualified LIV	21,052.024	11.32	238,309
Qualified LVI	50,027.563	11.64	582,321
	4,993,222.191		$ 55,373,179
ING Solution 2045 Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	346,169.300	$ 11.56	$ 4,001,717
ING MAP PLUS NP6	1,027.127	11.50	11,812
ING MAP PLUS NP8	205,693.266	11.48	2,361,359
ING MAP PLUS NP9	164,806.421	11.47	1,890,330
ING MAP PLUS NP10	772.064	11.46	8,848
ING MAP PLUS NP11	27,987.723	11.45	320,459
ING MAP PLUS NP12	28,963.765	11.44	331,345
ING MAP PLUS NP13	2,705.724	11.43	30,926
ING MAP PLUS NP14	69,529.753	11.42	794,030
ING MAP PLUS NP15	31,935.123	11.41	364,380
ING MAP PLUS NP16	38,179.953	11.39	434,870
ING MAP PLUS NP17	27,548.317	11.38	313,500
ING MAP PLUS NP18	8,338.396	11.37	94,808
ING MAP PLUS NP19	16,772.808	11.36	190,539
ING MAP PLUS NP20	11,050.657	11.35	125,425
ING MAP PLUS NP21	90,907.248	11.34	1,030,888

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2045 Portfolio - Service 2 Class (continued)			
ING MAP PLUS NP22	5,187.689	$ 11.33	$ 58,777
ING MAP PLUS NP23	34,417.395	11.32	389,605
ING MAP PLUS NP24	10,142.651	11.31	114,713
ING MAP PLUS NP25	197.808	11.30	2,235
ING MAP PLUS NP26	16,132.950	11.29	182,141
ING MAP PLUS NP28	25,476.681	11.27	287,122
ING MAP PLUS NP29	1,469.420	11.25	16,531
ING MAP PLUS NP30	1,908.117	11.24	21,447
ING MAP PLUS NP32	439.513	11.22	4,931
	1,167,759.869		$ 13,382,738
ING Solution 2055 Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	43,831.086	$ 10.80	$ 473,376
Qualified XII (0.05)	4,189.155	11.02	46,164
Qualified XII (0.20)	16,886.249	10.98	185,411
Qualified XII (0.25)	66.128	10.98	726
Qualified XII (0.35)	966.487	10.96	10,593
Qualified XII (0.40)	643.254	10.95	7,044
Qualified XII (0.50)	13,762.837	10.93	150,428
Qualified XII (0.55)	1,932.871	10.92	21,107
Qualified XII (0.60)	342.378	10.91	3,735
Qualified XII (0.65)	5,474.128	10.90	59,668
Qualified XII (0.70)	1,607.365	10.89	17,504
Qualified XII (0.75)	2,632.552	10.89	28,668
Qualified XII (0.80)	1,022.857	10.88	11,129
Qualified XII (0.85)	3,878.853	10.87	42,163
Qualified XII (0.90)	36.095	10.86	392
Qualified XII (0.95)	10,336.451	10.85	112,150
Qualified XII (1.00)	11,810.919	10.84	128,030
Qualified XII (1.05)	91.570	10.83	992
Qualified XII (1.10)	3,365.531	10.82	36,415
Qualified XII (1.15)	231.092	10.81	2,498
Qualified XII (1.20)	517.013	10.80	5,584
Qualified XII (1.25)	1,245.249	10.80	13,449
Qualified XII (1.30)	75.421	10.79	814
Qualified XII (1.40)	473.929	10.77	5,104
Qualified XII (1.50)	916.713	10.75	9,855
Qualified XVI	27.767	10.75	298
Qualified XXI	81.785	10.88	890
Qualified XXVIII	3,476.992	10.20	35,465
Qualified XXXIV	151.238	10.86	1,642
Qualified LIV	43.144	10.88	469
Qualified LVI	189.595	10.98	2,082
	130,306.704		$ 1,413,845

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2055 Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	4,385.980	$ 11.00	$ 48,246
ING MAP PLUS NP6	47.631	10.95	522
ING MAP PLUS NP8	2,008.740	10.93	21,956
ING MAP PLUS NP9	1,311.743	10.92	14,324
ING MAP PLUS NP11	447.833	10.91	4,886
ING MAP PLUS NP12	1,029.723	10.90	11,224
ING MAP PLUS NP14	299.941	10.88	3,263
ING MAP PLUS NP15	253.313	10.87	2,754
ING MAP PLUS NP16	1,048.290	10.86	11,384
ING MAP PLUS NP17	11,139.771	10.85	120,867
ING MAP PLUS NP19	147.439	10.83	1,597
ING MAP PLUS NP20	221.413	10.83	2,398
ING MAP PLUS NP21	268.238	10.82	2,902
ING MAP PLUS NP22	499.478	10.81	5,399
ING MAP PLUS NP23	56.970	10.80	615
ING MAP PLUS NP26	129.799	10.77	1,398
ING MAP PLUS NP28	64.569	10.75	694
ING MAP PLUS NP30	392.931	10.74	4,220
	23,753.802		$ 258,649
ING Solution Growth Portfolio - Service Class			
Contracts in accumulation period:			
Qualified V	3.039	$ 9.05	$ 28
Qualified VI	74,297.835	9.10	676,110
Qualified XII (0.30)	144.489	9.42	1,361
Qualified XII (0.40)	11.290	9.39	106
Qualified XII (0.50)	178.806	9.36	1,674
Qualified XII (0.60)	7,462.460	9.32	69,550
Qualified XII (0.70)	3,971.150	9.29	36,892
Qualified XII (0.75)	15,837.670	9.27	146,815
Qualified XII (0.80)	8,442.001	9.25	78,089
Qualified XII (0.85)	2,975.813	9.24	27,497
Qualified XII (0.90)	1,421.269	9.22	13,104
Qualified XII (0.95)	13,115.121	9.20	120,659
Qualified XII (1.00)	5,868.644	9.19	53,933
Qualified XII (1.10)	2,352.291	9.15	21,523
Qualified XII (1.20)	676.872	9.12	6,173
Qualified XII (1.25)	19,241.490	9.10	175,098
Qualified XII (1.40)	3,735.188	9.05	33,803
Qualified XII (1.45)	6.381	9.04	58
Qualified XII (1.50)	173.996	9.02	1,569
Qualified XV	480.838	9.20	4,424
Qualified XVI	169.983	9.02	1,533
Qualified XXXIV	163.521	9.27	1,516
Qualified XLIII	8.532	9.29	79
Qualified LVI	32,118.430	9.44	303,198
	192,857.109		$ 1,774,792

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Solution Income Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	25,474.561	$ 11.90	$ 303,147
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	297.962	$ 11.60	$ 3,456
ING Educator's Direct	9,317.865	11.87	110,603
Qualified VI	139,176.755	11.60	1,614,450
Qualified X (1.15)	36,168.989	11.68	422,454
Qualified X (1.25)	56,909.603	11.60	660,151
Qualified XII (0.00)	6,978.882	12.61	88,004
Qualified XII (0.05)	3,249.937	12.61	40,982
Qualified XII (0.05)	86,347.722	12.61	1,088,845
Qualified XII (0.20)	110,895.059	12.44	1,379,535
Qualified XII (0.25)	2,947.135	12.40	36,544
Qualified XII (0.35)	26,425.026	12.32	325,556
Qualified XII (0.40)	16,855.704	12.28	206,988
Qualified XII (0.50)	136,479.457	12.20	1,665,049
Qualified XII (0.55)	20,905.004	12.16	254,205
Qualified XII (0.60)	11,147.806	12.12	135,111
Qualified XII (0.65)	32,990.116	12.08	398,521
Qualified XII (0.70)	15,550.699	12.03	187,075
Qualified XII (0.75)	45,296.745	11.99	543,108
Qualified XII (0.80)	4,005.872	11.95	47,870
Qualified XII (0.85)	89,840.285	11.92	1,070,896
Qualified XII (0.90)	4,131.806	11.88	49,086
Qualified XII (0.95)	69,907.729	11.84	827,708
Qualified XII (1.00)	83,052.130	11.80	980,015
Qualified XII (1.05)	17,274.946	11.76	203,153
Qualified XII (1.10)	18,146.665	11.72	212,679
Qualified XII (1.15)	4.773	11.68	56
Qualified XII (1.20)	83.595	11.64	973
Qualified XII (1.25)	14,660.844	11.60	170,066
Qualified XII (1.30)	58.994	11.56	682
Qualified XII (1.40)	5,470.847	11.49	62,860
Qualified XII (1.50)	670.610	11.41	7,652
Qualified XVI	550.879	11.41	6,286
Qualified XXI	79.582	11.95	951
Qualified XXVIII	1,408.580	10.46	14,734
Qualified XXXIV	8,635.928	10.40	89,814
Qualified XLIII	201.438	10.42	2,099
Qualified LIV	1,079.459	12.10	13,061
Qualified LVI	67,208.773	12.43	835,405
	1,144,414.201		$ 13,756,683

Division/Contract	Units	Unit Value		Extended Value	
ING Solution Income Portfolio - Service 2 Class					
Contracts in accumulation period:					
ING MAP PLUS NP1	22,378.965	$	11.10	$	248,407
ING MAP PLUS NP6	23,282.326		11.04		257,037
ING MAP PLUS NP8	35,820.487		11.02		394,742
ING MAP PLUS NP9	26,604.693		11.01		292,918
ING MAP PLUS NP10	1,040.324		11.00		11,444
ING MAP PLUS NP11	13,251.990		10.99		145,639
ING MAP PLUS NP12	16,782.617		10.98		184,273
ING MAP PLUS NP13	1,705.146		10.97		18,705
ING MAP PLUS NP14	7,253.210		10.96		79,495
ING MAP PLUS NP15	20,170.777		10.95		220,870
ING MAP PLUS NP16	2,871.529		10.94		31,415
ING MAP PLUS NP17	14,314.023		10.93		156,452
ING MAP PLUS NP19	271.799		10.91		2,965
ING MAP PLUS NP20	89.259		10.90		973
ING MAP PLUS NP21	28,345.579		10.89		308,683
ING MAP PLUS NP22	856.086		10.88		9,314
ING MAP PLUS NP23	17,995.254		10.87		195,608
ING MAP PLUS NP24	2,000.270		10.86		21,723
ING MAP PLUS NP26	2,659.173		10.84		28,825
ING MAP PLUS NP28	3,224.797		10.82		34,892
ING MAP PLUS NP29	105.627		10.81		1,142
ING MAP PLUS NP30	27.410		10.80		296
	241,051.341			$	2,645,818
ING Solution Moderate Portfolio - Service Class					
Contracts in accumulation period:					
Qualified VI	124,292.346	$	9.77	$	1,214,336
Qualified XII (0.40)	5,248.273		10.08		52,903
Qualified XII (0.50)	10,589.963		10.04		106,323
Qualified XII (0.60)	20.258		10.01		203
Qualified XII (0.65)	15,743.791		9.99		157,280
Qualified XII (0.70)	7,419.240		9.97		73,970
Qualified XII (0.75)	9,693.290		9.95		96,448
Qualified XII (0.80)	21,633.166		9.93		214,817
Qualified XII (0.85)	5,232.829		9.92		51,910
Qualified XII (0.95)	13,538.952		9.88		133,765
Qualified XII (1.00)	21,288.787		9.86		209,907
Qualified XII (1.05)	326.264		9.84		3,210
Qualified XII (1.10)	3,259.767		9.83		32,044
Qualified XII (1.15)	219.229		9.81		2,151
Qualified XII (1.25)	10,055.678		9.77		98,244
Qualified XII (1.40)	3,490.451		9.72		33,927
Qualified XII (1.50)	257.557		9.68		2,493
Qualified XV	384.551		9.88		3,799
Qualified XVI	151.744		9.68		1,469
Qualified XXI	61.418		9.93		610
Qualified XXXIV	129.243		9.95		1,286
Qualified LIV	35.799		9.93		355
Qualified LVI	51,931.428		10.14		526,585
	305,004.024			$	3,018,035

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	32,325.421	$ 12.64	$ 408,593
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Currently payable annuity contracts:	90,228.808	$ 13.47	$ 1,215,382
Contracts in accumulation period:			
ING Custom Choice 62	2,729.043	13.12	35,805
ING Custom Choice 65	148,506.307	14.57	2,163,737
ING MAP PLUS NP8	1,311.583	12.29	16,119
ING MAP PLUS NP13	360.817	12.11	4,369
ING MAP PLUS NP15	767.925	12.03	9,238
ING MAP PLUS NP17	418.336	11.96	5,003
ING MAP PLUS NP19	3,682.452	11.89	43,784
ING MAP PLUS NP22	2,159.363	11.78	25,437
ING MAP PLUS NP25	126.344	11.68	1,476
ING MAP PLUS NP28	217.639	11.57	2,518
Qualified V	1,276.269	12.97	16,553
Qualified VI	7,462,106.777	13.12	97,902,841
Qualified VIII	11,970.501	13.11	156,933
Qualified X (1.15)	507,768.024	13.21	6,707,616
Qualified X (1.25)	290,619.489	13.12	3,812,928
Qualified XII (0.00)	421.627	14.79	6,236
Qualified XII (0.05)	148,654.549	14.78	2,197,114
Qualified XII (0.10)	441.787	14.20	6,273
Qualified XII (0.20)	176,392.725	14.50	2,557,695
Qualified XII (0.25)	66,179.627	14.46	956,957
Qualified XII (0.30)	77,783.868	14.00	1,088,974
Qualified XII (0.35)	25,918.558	14.36	372,190
Qualified XII (0.40)	205,801.835	13.91	2,862,704
Qualified XII (0.45)	919.545	13.86	12,745
Qualified XII (0.50)	566,674.164	14.27	8,086,440
Qualified XII (0.55)	139,301.876	14.12	1,966,942
Qualified XII (0.60)	147,316.879	14.07	2,072,748
Qualified XII (0.65)	967,968.057	14.00	13,551,553
Qualified XII (0.70)	285,784.600	13.94	3,983,837
Qualified XII (0.75)	274,801.908	13.87	3,811,502
Qualified XII (0.80)	660,821.741	13.96	9,225,072
Qualified XII (0.85)	722,972.676	13.93	10,071,009
Qualified XII (0.90)	52,400.585	13.86	726,272
Qualified XII (0.95)	757,468.823	13.83	10,475,794
Qualified XII (1.00)	2,071,323.612	13.78	28,542,839
Qualified XII (1.05)	111,950.964	13.73	1,537,087
Qualified XII (1.10)	199,577.643	13.68	2,730,222
Qualified XII (1.15)	140,452.138	13.62	1,912,958
Qualified XII (1.20)	44,211.605	13.56	599,509
Qualified XII (1.25)	120,706.430	13.52	1,631,951
Qualified XII (1.30)	13,903.837	13.47	187,285
Qualified XII (1.35)	22.292	13.03	290

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class (continued)			
Qualified XII (1.40)	42,238.155	$ 13.70	$ 578,663
Qualified XII (1.45)	3,692.688	12.94	47,783
Qualified XII (1.50)	16,659.067	12.89	214,735
Qualified XIII	16.751	13.39	224
Qualified XV	67,779.639	13.39	907,569
Qualified XVI	168,548.365	12.89	2,172,588
Qualified XVII	11,214.472	13.12	147,134
Qualified XVIII	22,266.204	13.12	292,133
Qualified XXII	95.214	13.86	1,320
Qualified XXVII	4,359,758.713	13.43	58,551,560
Qualified XXVIII	968,464.969	13.46	13,035,538
Qualified XXXII	11,091.726	13.12	145,523
Qualified XXXIV	49,255.007	9.79	482,207
Qualified XXXVI	61,796.988	13.76	850,327
Qualified XXXVIII	156,104.722	10.06	1,570,414
Qualified XLIII	18,164.207	9.81	178,191
Qualified LIV	68,263.283	14.29	975,482
Qualified LVI	414,599.677	14.69	6,090,469
	22,944,433.475		$ 309,535,797
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	6,641.939	$ 14.22	$ 94,448
ING MAP PLUS NP8	1,351.453	13.83	18,691
ING MAP PLUS NP11	10,534.752	13.67	144,010
ING MAP PLUS NP12	11,147.229	13.61	151,714
ING MAP PLUS NP15	114.103	13.45	1,535
ING MAP PLUS NP22	41.811	13.09	547
ING MAP PLUS NP25	32.406	12.93	419
Qualified VI	2.790	9.63	27
Qualified XII (1.00)	17,021.943	9.88	168,177
	46,888.426		$ 579,568
ING T. Rowe Price Growth Equity Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	98,184.973	$ 11.60	$ 1,138,946
ING T. Rowe Price Growth Equity Portfolio - Initial Class			
Currently payable annuity contracts:	92,978.367	$9.35 to $15.76	$ 1,315,046
Contracts in accumulation period:			
ING Custom Choice 62	4,710.387	12.92	60,858
ING Custom Choice 65	23,615.097	13.27	313,372
Qualified V	1,555.716	23.50	36,559
Qualified VI	2,311,579.558	23.63	54,622,625
Qualified VIII	1,581.715	24.10	38,119
Qualified X (1.15)	133,586.945	26.91	3,594,825
Qualified X (1.25)	146,417.477	26.47	3,875,671
Qualified XII (0.00)	3,066.419	16.98	52,068
Qualified XII (0.05)	22,286.655	26.95	600,625

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity Portfolio - Initial Class			
(continued)			
Qualified XII (0.10)	168.090	$ 16.75	$ 2,816
Qualified XII (0.20)	312,739.667	16.53	5,169,587
Qualified XII (0.25)	45,945.551	16.42	754,426
Qualified XII (0.30)	56,616.289	16.30	922,846
Qualified XII (0.35)	6,309.090	16.19	102,144
Qualified XII (0.40)	124,121.810	24.52	3,043,467
Qualified XII (0.45)	230.659	15.97	3,684
Qualified XII (0.50)	526,758.166	16.58	8,733,650
Qualified XII (0.55)	97,093.035	15.76	1,530,186
Qualified XII (0.60)	681,405.562	15.65	10,663,997
Qualified XII (0.65)	398,657.153	15.55	6,199,119
Qualified XII (0.70)	168,571.782	15.44	2,602,748
Qualified XII (0.75)	158,893.113	15.34	2,437,420
Qualified XII (0.80)	242,211.791	16.78	4,064,314
Qualified XII (0.85)	448,410.126	23.17	10,389,663
Qualified XII (0.90)	6,581.726	16.07	105,768
Qualified XII (0.95)	373,676.441	22.81	8,523,560
Qualified XII (1.00)	731,263.900	22.64	16,555,815
Qualified XII (1.05)	42,262.380	22.46	949,213
Qualified XII (1.10)	56,363.834	22.28	1,255,786
Qualified XII (1.15)	57,192.562	22.11	1,264,528
Qualified XII (1.20)	11,771.543	21.94	258,268
Qualified XII (1.25)	71,920.329	21.77	1,565,706
Qualified XII (1.30)	4,983.415	21.60	107,642
Qualified XII (1.35)	45.532	21.43	976
Qualified XII (1.40)	12,141.487	21.26	258,128
Qualified XII (1.45)	703.911	21.10	14,853
Qualified XII (1.50)	3,000.146	20.93	62,793
Qualified XIII	205.168	24.76	5,080
Qualified XV	5,066.045	24.72	125,233
Qualified XVI	80,933.817	22.77	1,842,863
Qualified XVII	3,267.923	23.63	77,221
Qualified XVIII	5,177.426	26.47	137,046
Qualified XXI	32,697.217	25.19	823,643
Qualified XXII	51.384	26.06	1,339
Qualified XXVII	1,109,815.365	28.03	31,108,125
Qualified XXVIII	666,877.413	27.99	18,665,899
Qualified XXXII	5,201.870	13.05	67,884
Qualified XXXIII (0.65)	25,717.058	13.65	351,038
Qualified XXXIV	30,682.217	9.08	278,595
Qualified XXXVI	13,414.894	13.79	184,991
Qualified XXXVIII	67,182.850	9.34	627,488
Qualified XLIII	6,052.811	9.10	55,081
Qualified LIV	55,305.941	13.02	720,083
Qualified LVI	115,102.844	13.39	1,541,227
Qualified LIX	3,949.857	13.94	55,061
	9,608,119.526		$ 208,720,768

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	11,903.921	$ 13.37	$ 159,155
ING MAP PLUS NP4	2,463.557	13.21	32,544
ING MAP PLUS NP6	10,468.886	13.11	137,247
ING MAP PLUS NP8	3,629.618	13.00	47,185
ING MAP PLUS NP9	2,349.978	12.95	30,432
ING MAP PLUS NP11	53,407.132	12.85	686,282
ING MAP PLUS NP12	642.574	12.80	8,225
ING MAP PLUS NP13	753.024	12.75	9,601
ING MAP PLUS NP14	9,753.696	12.70	123,872
ING MAP PLUS NP15	6,898.061	12.65	87,260
ING MAP PLUS NP16	5,221.031	12.60	65,785
ING MAP PLUS NP17	1,168.955	12.55	14,670
ING MAP PLUS NP18	610.294	12.50	7,629
ING MAP PLUS NP19	2,694.280	12.45	33,544
ING MAP PLUS NP21	1,818.249	12.35	22,455
ING MAP PLUS NP22	673.488	12.30	8,284
ING MAP PLUS NP23	1,978.106	12.26	24,252
ING MAP PLUS NP26	1,727.950	12.11	20,925
ING MAP PLUS NP27	525.039	12.06	6,332
ING MAP PLUS NP30	327.167	11.92	3,900
ING MAP PLUS NP32	1,443.779	11.83	17,080
Qualified XII (1.00)	36,020.596	14.07	506,810
	156,479.381		$ 2,053,469
ING Templeton Foreign Equity Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	58,774.952	$ 7.78	$ 457,269
ING Templeton Foreign Equity Portfolio - Initial Class			
Currently payable annuity contracts:	279,719.238	$7.54 to $7.69	$ 2,149,030
Contracts in accumulation period:			
ING Custom Choice 62	1,476.289	7.66	11,308
ING Custom Choice 65	12,979.670	7.91	102,669
Qualified V	1,924.381	7.62	14,664
Qualified VI	2,288,873.042	7.66	17,532,768
Qualified VIII	22,867.641	7.66	175,166
Qualified X (1.15)	261,051.330	7.69	2,007,485
Qualified X (1.25)	151,947.153	7.66	1,163,915
Qualified XII (0.00)	3,735.628	8.03	29,997
Qualified XII (0.05)	38,642.394	8.03	310,298
Qualified XII (0.10)	287.445	8.00	2,300
Qualified XII (0.20)	72,327.694	7.97	576,452
Qualified XII (0.25)	24,025.695	7.96	191,245
Qualified XII (0.30)	41,985.146	7.94	333,362
Qualified XII (0.35)	4,404.237	7.93	34,926
Qualified XII (0.40)	44,256.794	7.91	350,071
Qualified XII (0.45)	67.911	7.90	536
Qualified XII (0.50)	217,250.049	7.88	1,711,930

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Foreign Equity Portfolio - Initial Class (continued)			
Qualified XII (0.55)	63,549.996	$ 7.87	$ 500,138
Qualified XII (0.60)	29,906.325	7.85	234,765
Qualified XII (0.65)	814,703.870	7.84	6,387,278
Qualified XII (0.70)	210,242.454	7.82	1,644,096
Qualified XII (0.75)	105,300.264	7.81	822,395
Qualified XII (0.80)	292,580.436	7.79	2,279,202
Qualified XII (0.85)	395,047.299	7.78	3,073,468
Qualified XII (0.90)	21,567.387	7.77	167,579
Qualified XII (0.95)	275,241.924	7.75	2,133,125
Qualified XII (1.00)	1,000,279.318	7.74	7,742,162
Qualified XII (1.05)	30,949.588	7.72	238,931
Qualified XII (1.10)	55,304.422	7.71	426,397
Qualified XII (1.15)	36,943.057	7.69	284,092
Qualified XII (1.20)	5,261.888	7.68	40,411
Qualified XII (1.25)	54,272.691	7.66	415,729
Qualified XII (1.30)	3,086.892	7.65	23,615
Qualified XII (1.35)	1,212.948	7.64	9,267
Qualified XII (1.40)	13,821.920	7.62	105,323
Qualified XII (1.45)	5,122.686	7.61	38,984
Qualified XII (1.50)	1,885.619	7.59	14,312
Qualified XV	30,677.806	7.75	237,753
Qualified XVI	57,718.763	7.59	438,085
Qualified XVII	203.042	7.66	1,555
Qualified XVIII	4,051.620	7.66	31,035
Qualified XXVII	2,451,372.756	7.67	18,802,029
Qualified XXVIII	483,304.135	7.69	3,716,609
Qualified XXXII	41,332.321	7.66	316,606
Qualified XXXIII (0.65)	351.805	7.84	2,758
Qualified XXXIV	1,166.831	7.81	9,113
Qualified XXXVI	22,033.584	7.87	173,404
Qualified XXXVIII	64,734.875	8.03	519,821
Qualified LIV	18,827.349	7.79	146,665
Qualified LVI	36,821.399	7.96	293,098
Qualified LIX	3,241.706	7.88	25,545
	10,099,940.713		$ 77,993,467
ING Templeton Foreign Equity Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	4,378.904	$ 9.69	$ 42,432
ING MAP PLUS NP12	440.235	9.40	4,138
ING MAP PLUS NP16	1,768.816	9.29	16,432
ING MAP PLUS NP23	852.319	9.11	7,765
ING MAP PLUS NP25	2.119	9.05	19
ING MAP PLUS NP26	33.440	9.03	302
ING MAP PLUS NP28	1,536.582	8.98	13,799
ING MAP PLUS NP29	73.704	8.95	660
Qualified XII (0.75)	47.753	9.29	444
Qualified XII (0.95)	2.122	9.18	19
	9,135.994		$ 86,010

Division/Contract	Units	Unit Value	Extended Value
ING Thornburg Value Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	59,697.188	$ 10.29	$ 614,284
ING Thornburg Value Portfolio - Initial Class			
Currently payable annuity contracts:	56,864.251	$6.01 to $23.49	$ 745,017
Contracts in accumulation period:			
ING Custom Choice 62	2,004.477	11.27	22,590
ING Custom Choice 65	9,551.644	11.17	106,692
Qualified V	1,503.180	22.92	34,453
Qualified VI	690,225.559	23.49	16,213,398
Qualified VIII	1,954.389	20.17	39,420
Qualified X (1.15)	67,357.845	10.35	697,154
Qualified X (1.25)	63,990.248	10.21	653,340
Qualified XII (0.00)	108.060	12.25	1,324
Qualified XII (0.05)	9,721.295	26.80	260,531
Qualified XII (0.10)	2.123	12.08	26
Qualified XII (0.20)	52,476.675	11.92	625,522
Qualified XII (0.25)	14,575.844	11.84	172,578
Qualified XII (0.30)	22,469.598	11.76	264,242
Qualified XII (0.35)	1,920.727	11.68	22,434
Qualified XII (0.40)	14,450.083	17.03	246,085
Qualified XII (0.45)	3.911	11.52	45
Qualified XII (0.50)	57,008.055	12.14	692,078
Qualified XII (0.55)	52,261.077	11.37	594,208
Qualified XII (0.60)	10,278.127	11.29	116,040
Qualified XII (0.65)	188,645.543	11.21	2,114,717
Qualified XII (0.70)	56,454.618	11.14	628,904
Qualified XII (0.75)	103,688.410	11.06	1,146,794
Qualified XII (0.80)	99,081.894	12.43	1,231,588
Qualified XII (0.85)	209,361.235	16.10	3,370,716
Qualified XII (0.90)	6,693.713	11.87	79,454
Qualified XII (0.95)	113,521.857	15.85	1,799,321
Qualified XII (1.00)	474,212.139	15.72	7,454,615
Qualified XII (1.05)	25,114.427	15.60	391,785
Qualified XII (1.10)	38,843.708	15.48	601,301
Qualified XII (1.15)	15,090.856	15.36	231,796
Qualified XII (1.20)	2,049.449	15.24	31,234
Qualified XII (1.25)	26,911.547	15.12	406,903
Qualified XII (1.30)	1,192.493	15.00	17,887
Qualified XII (1.40)	10,533.959	14.77	155,587
Qualified XII (1.45)	859.382	14.65	12,590
Qualified XII (1.50)	577.865	14.54	8,402
Qualified XV	13,008.801	24.58	319,756
Qualified XVI	14,264.840	22.64	322,956
Qualified XVIII	5,854.765	10.21	59,777
Qualified XXVII	820,395.060	29.36	24,086,799
Qualified XXVIII	293,693.643	29.32	8,611,098
Qualified XXXII	2,156.488	11.35	24,476

Division/Contract	Units	Unit Value	Extended Value
ING Thornburg Value Portfolio - Initial Class (continued)			
Qualified XXXIV	28,476.820	$ 7.82	$ 222,689
Qualified XXXVI	4,423.915	10.13	44,814
Qualified XXXVIII	38,301.748	8.04	307,946
Qualified XLIII	416.536	7.84	3,266
Qualified LIV	18,930.382	10.96	207,477
Qualified LVI	28,612.816	11.26	322,180
Qualified LIX	1,297.528	10.24	13,287
	3,771,393.605		$ 75,737,292
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	8,605.370	$ 9.58	$ 82,439
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Currently payable annuity contracts:	38,059.244	$10.93 to $12.29	$ 456,653
Contracts in accumulation period:			
ING Custom Choice 62	949.105	11.66	11,067
ING Custom Choice 65	12,733.007	11.23	142,992
Qualified V	1,857.640	15.51	28,812
Qualified VI	1,721,434.689	15.99	27,525,741
Qualified VII	19,781.164	13.59	268,826
Qualified VIII	5,688.022	13.47	76,618
Qualified IX	2,349.623	13.73	32,260
Qualified X (1.15)	59,373.874	16.28	966,607
Qualified X (1.25)	132,304.428	15.99	2,115,548
Qualified XII (0.00)	114.675	11.91	1,366
Qualified XII (0.05)	14,610.817	18.24	266,501
Qualified XII (0.10)	106.233	11.74	1,247
Qualified XII (0.20)	26,775.930	11.59	310,333
Qualified XII (0.25)	27,809.165	11.51	320,083
Qualified XII (0.30)	34,987.558	11.43	399,908
Qualified XII (0.35)	6,036.571	11.35	68,515
Qualified XII (0.40)	17,765.311	11.34	201,459
Qualified XII (0.45)	676.348	11.20	7,575
Qualified XII (0.50)	93,264.214	11.70	1,091,191
Qualified XII (0.55)	41,692.773	11.05	460,705
Qualified XII (0.60)	21,939.454	10.97	240,676
Qualified XII (0.65)	153,427.791	10.90	1,672,363
Qualified XII (0.70)	81,801.983	10.82	885,097
Qualified XII (0.75)	105,740.343	10.75	1,136,709
Qualified XII (0.80)	175,640.745	11.82	2,076,074
Qualified XII (0.85)	296,147.668	10.71	3,171,742
Qualified XII (0.90)	5,685.651	11.36	64,589
Qualified XII (0.95)	245,727.324	10.55	2,592,423
Qualified XII (1.00)	254,154.605	10.47	2,660,999
Qualified XII (1.05)	17,483.250	10.38	181,476
Qualified XII (1.10)	19,940.776	10.30	205,390
Qualified XII (1.15)	38,479.593	10.22	393,261
Qualified XII (1.20)	4,530.188	10.14	45,936

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity Portfolio - Initial Class (continued)			
Qualified XII (1.25)	17,231.768	$ 10.06	$ 173,352
Qualified XII (1.30)	1.885	9.99	19
Qualified XII (1.40)	16,265.508	9.83	159,890
Qualified XII (1.45)	1,230.611	9.75	11,998
Qualified XII (1.50)	241.439	9.68	2,337
Qualified XIII	446.154	16.75	7,473
Qualified XV	14,570.564	16.73	243,766
Qualified XVI	45,489.892	15.41	700,999
Qualified XVII	19,106.149	15.99	305,507
Qualified XVIII	6,166.687	15.99	98,605
Qualified XIX	9,699.220	10.57	102,521
Qualified XX	1,220.413	13.86	16,915
Qualified XXVII	567,354.380	15.59	8,845,055
Qualified XXVIII	194,983.693	15.57	3,035,896
Qualified XXX	27,523.947	13.48	371,023
Qualified XXXII	43,782.727	11.93	522,328
Qualified XXXIV	16,096.593	8.15	131,187
Qualified XXXVI	25,740.588	11.30	290,869
Qualified XXXVIII	53,421.394	8.38	447,671
Qualified XLIII	275.624	8.17	2,252
Qualified LIV	25,568.439	11.02	281,764
Qualified LVI	93,388.533	11.33	1,058,092
	4,858,875.970		$ 66,890,261
ING UBS U.S. Large Cap Equity Portfolio - Service Class			
Contracts in accumulation period:			
Qualified XII (1.00)	1,934.567	$ 9.20	$ 17,798
ING Core Equity Research Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP8	6,189.099	$ 15.19	$ 94,012
ING MAP PLUS NP9	308.277	15.17	4,677
ING MAP PLUS NP12	530.837	15.10	8,016
ING MAP PLUS NP19	14.352	14.95	215
ING MAP PLUS NP21	30.301	14.90	451
ING MAP PLUS NP22	316.783	14.88	4,714
ING MAP PLUS NP23	774.523	14.86	11,509
ING MAP PLUS NP24	1,591.972	14.84	23,625
ING MAP PLUS NP25	2,011.566	14.81	29,791
ING MAP PLUS NP26	825.577	14.79	12,210
	12,593.287		$ 189,220

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Conservative Portfolio - Class I			
Currently payable annuity contracts:	87,337.825	$11.68 to $18.89	$ 1,099,686
Contracts in accumulation period:			
ING Custom Choice 62	482.773	12.07	5,827
ING Custom Choice 65	1,857.901	12.05	22,388
ING MAP PLUS NP1	17,099.537	12.73	217,677
ING MAP PLUS NP6	13,995.609	12.48	174,665
ING MAP PLUS NP8	5,850.525	12.39	72,488
ING MAP PLUS NP9	28.197	12.34	348
ING MAP PLUS NP11	23,339.766	12.24	285,679
ING MAP PLUS NP12	21,504.705	12.19	262,142
ING MAP PLUS NP13	5,710.867	12.14	69,330
ING MAP PLUS NP15	55,845.040	12.05	672,933
ING MAP PLUS NP17	1,004.962	11.95	12,009
ING MAP PLUS NP19	9,912.847	11.86	117,566
ING MAP PLUS NP20	3,998.760	11.81	47,225
ING MAP PLUS NP21	25,017.423	11.76	294,205
ING MAP PLUS NP22	3,060.487	11.72	35,869
ING MAP PLUS NP23	7,585.301	11.67	88,520
ING MAP PLUS NP25	33,703.601	11.58	390,288
ING MAP PLUS NP26	2,709.742	11.53	31,243
ING MAP PLUS NP30	2,591.895	11.35	29,418
Qualified V	309.929	18.40	5,703
Qualified VI	341,197.602	18.89	6,445,223
Qualified X (1.15)	43,123.121	19.29	831,845
Qualified X (1.25)	24,154.257	18.97	458,206
Qualified XII (0.00)	1,083.296	15.75	17,062
Qualified XII (0.05)	6,327.887	21.55	136,366
Qualified XII (0.10)	8.965	15.54	139
Qualified XII (0.20)	1,287.941	15.33	19,744
Qualified XII (0.25)	20,934.931	15.23	318,839
Qualified XII (0.30)	13,470.687	15.12	203,677
Qualified XII (0.35)	178.130	15.02	2,676
Qualified XII (0.40)	24,119.129	19.42	468,393
Qualified XII (0.45)	20.567	14.82	305
Qualified XII (0.50)	119,693.839	15.04	1,800,195
Qualified XII (0.55)	8,223.151	14.62	120,222
Qualified XII (0.60)	4,228.051	14.52	61,391
Qualified XII (0.65)	13,154.806	14.42	189,692
Qualified XII (0.70)	27,254.642	14.32	390,286
Qualified XII (0.75)	76,760.539	14.23	1,092,302
Qualified XII (0.80)	38,966.248	14.65	570,856
Qualified XII (0.85)	59,961.822	18.35	1,100,299
Qualified XII (0.90)	27,964.489	14.36	401,570
Qualified XII (0.95)	73,152.055	18.06	1,321,126
Qualified XII (1.00)	216,658.603	17.92	3,882,522
Qualified XII (1.05)	20,597.957	17.78	366,232
Qualified XII (1.10)	37,234.562	17.64	656,818
Qualified XII (1.15)	20,624.727	17.51	361,139

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Conservative Portfolio - Class I			
(continued)			
Qualified XII (1.20)	5,340.690	$ 17.37	$ 92,768
Qualified XII (1.25)	42,428.513	17.23	731,043
Qualified XII (1.30)	1,298.592	17.10	22,206
Qualified XII (1.40)	12,232.361	16.83	205,871
Qualified XII (1.45)	1,031.235	16.70	17,222
Qualified XII (1.50)	227.245	16.57	3,765
Qualified XV	8,986.223	19.76	177,568
Qualified XVI	9,972.418	18.21	181,598
Qualified XVII	10,814.310	19.88	214,988
Qualified XVIII	26,467.160	19.97	528,549
Qualified XXVII	96,278.039	19.43	1,870,682
Qualified XXVIII	64,675.724	19.41	1,255,356
Qualified XXXII	1,638.827	12.06	19,764
Qualified XXXIII (0.65)	8,785.847	13.31	116,940
Qualified XXXIV	5,610.408	9.91	55,599
Qualified XXXVI	6,786.736	13.46	91,349
Qualified XXXVIII	2,340.307	10.19	23,848
Qualified LIV	4,543.531	11.83	53,750
Qualified LVI	66,540.230	12.18	810,460
Qualified LIX	805.985	13.65	11,002
	1,920,134.077		$ 31,636,662
ING Strategic Allocation Growth Portfolio - Class I			
Currently payable annuity contracts:	49,166.218	$9.48 to $12.41	$ 581,131
Contracts in accumulation period:			
ING Custom Choice 65	5,009.476	11.26	56,407
ING MAP PLUS NP1	94,162.596	12.04	1,133,718
ING MAP PLUS NP4	174.196	11.90	2,073
ING MAP PLUS NP6	16,105.796	11.81	190,209
ING MAP PLUS NP8	7,911.770	11.71	92,647
ING MAP PLUS NP11	41,446.850	11.57	479,540
ING MAP PLUS NP12	31,917.439	11.53	368,008
ING MAP PLUS NP13	1,604.938	11.48	18,425
ING MAP PLUS NP14	72.163	11.44	826
ING MAP PLUS NP15	90,214.079	11.39	1,027,538
ING MAP PLUS NP16	379.135	11.35	4,303
ING MAP PLUS NP17	2,925.746	11.30	33,061
ING MAP PLUS NP19	8,964.682	11.21	100,494
ING MAP PLUS NP20	16,819.676	11.17	187,876
ING MAP PLUS NP21	29,372.471	11.13	326,916
ING MAP PLUS NP22	145.233	11.08	1,609
ING MAP PLUS NP23	1,100.063	11.04	12,145
ING MAP PLUS NP25	18,145.266	10.95	198,691
ING MAP PLUS NP26	1,292.065	10.91	14,096
ING MAP PLUS NP29	0.505	10.78	5
ING MAP PLUS NP30	3,152.185	10.74	33,854
Qualified V	1,622.512	17.62	28,589
Qualified VI	1,104,551.538	18.09	19,981,337
Qualified VIII	61.692	18.06	1,114

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Growth Portfolio - Class I			
(continued)			
Qualified X (1.15)	91,642.516	$ 18.91	$ 1,732,960
Qualified X (1.25)	56,232.298	18.60	1,045,921
Qualified XII (0.00)	4,083.589	12.79	52,229
Qualified XII (0.05)	4,058.536	20.63	83,728
Qualified XII (0.20)	2,127.844	12.44	26,470
Qualified XII (0.25)	4,650.850	12.36	57,485
Qualified XII (0.30)	39,951.080	12.27	490,200
Qualified XII (0.35)	1,089.962	12.19	13,287
Qualified XII (0.40)	19,911.332	17.91	356,612
Qualified XII (0.50)	382,662.077	12.36	4,729,703
Qualified XII (0.55)	62,216.858	11.86	737,892
Qualified XII (0.60)	33,316.928	11.78	392,473
Qualified XII (0.65)	69,783.726	11.70	816,470
Qualified XII (0.70)	75,884.183	11.62	881,774
Qualified XII (0.75)	181,459.607	11.54	2,094,044
Qualified XII (0.80)	71,756.015	12.19	874,706
Qualified XII (0.85)	177,327.594	16.93	3,002,156
Qualified XII (0.90)	18,682.846	11.86	221,579
Qualified XII (0.95)	136,484.699	16.66	2,273,835
Qualified XII (1.00)	355,824.897	16.53	5,881,786
Qualified XII (1.05)	38,434.360	16.40	630,324
Qualified XII (1.10)	59,959.878	16.28	976,147
Qualified XII (1.15)	48,131.568	16.15	777,325
Qualified XII (1.20)	8,351.741	16.02	133,795
Qualified XII (1.25)	51,876.753	15.90	824,840
Qualified XII (1.30)	58.419	15.78	922
Qualified XII (1.40)	18,909.714	15.53	293,668
Qualified XII (1.45)	300.072	15.41	4,624
Qualified XII (1.50)	1,666.959	15.29	25,488
Qualified XIII	330.846	18.95	6,270
Qualified XV	4,416.659	18.92	83,563
Qualified XVI	32,710.640	17.43	570,146
Qualified XVIII	2,458.804	19.57	48,119
Qualified XXII	1,446.155	19.95	28,851
Qualified XXVII	173,741.853	18.60	3,231,598
Qualified XXVIII	101,101.293	18.58	1,878,462
Qualified XXXII	4,227.033	11.60	49,034
Qualified XXXIII (0.65)	6,658.034	12.22	81,361
Qualified XXXIV	25,629.046	8.45	216,565
Qualified XXXVI	9,564.758	12.35	118,125
Qualified XXXVIII	17,839.525	8.68	154,847
Qualified XLIII	141.360	8.47	1,197
Qualified LIV	17,551.955	11.06	194,125
Qualified LVI	40,241.884	11.38	457,953
	3,981,215.036		$ 61,427,271

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Moderate Portfolio - Class I			
Currently payable annuity contracts:	88,652.803	$10.47 to $12.99	$ 1,082,597
Contracts in accumulation period:			
ING Custom Choice 65	201.445	11.65	2,347
ING MAP PLUS NP1	16,633.266	12.39	206,086
ING MAP PLUS NP6	44,223.358	12.14	536,872
ING MAP PLUS NP8	22,539.843	12.05	271,605
ING MAP PLUS NP9	322.864	12.00	3,874
ING MAP PLUS NP11	30,622.536	11.91	364,714
ING MAP PLUS NP12	110,580.381	11.86	1,311,483
ING MAP PLUS NP13	10,837.534	11.81	127,991
ING MAP PLUS NP14	2,042.726	11.77	24,043
ING MAP PLUS NP15	81,089.797	11.72	950,372
ING MAP PLUS NP16	294.943	11.67	3,442
ING MAP PLUS NP17	8,313.630	11.63	96,688
ING MAP PLUS NP19	18,636.569	11.54	215,066
ING MAP PLUS NP20	8,363.117	11.49	96,092
ING MAP PLUS NP21	11,169.570	11.44	127,780
ING MAP PLUS NP22	159.546	11.40	1,819
ING MAP PLUS NP23	8,199.001	11.35	93,059
ING MAP PLUS NP25	17,826.169	11.26	200,723
ING MAP PLUS NP26	6,056.864	11.22	67,958
ING MAP PLUS NP30	5,994.409	11.04	66,178
Qualified V	1,409.155	17.78	25,055
Qualified VI	911,715.157	18.26	16,647,919
Qualified VIII	365.523	18.23	6,663
Qualified X (1.15)	46,371.755	19.00	881,063
Qualified X (1.25)	45,221.344	18.69	845,187
Qualified XII (0.00)	2,285.395	13.96	31,904
Qualified XII (0.05)	4,313.852	20.83	89,858
Qualified XII (0.20)	13,363.105	13.58	181,471
Qualified XII (0.25)	13,765.456	13.49	185,696
Qualified XII (0.30)	22,138.193	13.40	296,652
Qualified XII (0.35)	2,079.085	13.31	27,673
Qualified XII (0.40)	50,479.899	18.38	927,821
Qualified XII (0.45)	33.542	13.13	440
Qualified XII (0.50)	420,768.217	13.43	5,650,917
Qualified XII (0.55)	254,295.989	12.95	3,293,133
Qualified XII (0.60)	26,586.138	12.86	341,898
Qualified XII (0.65)	108,783.344	12.78	1,390,251
Qualified XII (0.70)	70,692.789	12.69	897,091
Qualified XII (0.75)	215,822.725	12.60	2,719,366
Qualified XII (0.80)	79,287.577	13.20	1,046,596
Qualified XII (0.85)	84,516.277	17.37	1,468,048
Qualified XII (0.90)	12,882.563	12.86	165,670
Qualified XII (0.95)	173,263.544	17.10	2,962,807
Qualified XII (1.00)	193,617.408	16.96	3,283,751
Qualified XII (1.05)	30,668.670	16.83	516,154
Qualified XII (1.10)	50,628.057	16.70	845,489

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Moderate Portfolio - Class I			
(continued)			
Qualified XII (1.15)	45,609.775	$ 16.57	$ 755,754
Qualified XII (1.20)	16,254.511	16.44	267,224
Qualified XII (1.25)	86,534.309	16.31	1,411,375
Qualified XII (1.30)	119.980	16.19	1,942
Qualified XII (1.40)	18,920.979	15.94	301,600
Qualified XII (1.45)	757.830	15.81	11,981
Qualified XII (1.50)	1,570.940	15.69	24,648
Qualified XIII	288.763	19.13	5,524
Qualified XV	3,913.474	19.10	74,747
Qualified XVI	14,411.245	17.60	253,638
Qualified XVIII	3,114.665	19.67	61,265
Qualified XXII	508.938	20.14	10,250
Qualified XXVII	122,760.129	18.78	2,305,435
Qualified XXVIII	48,892.242	18.75	916,730
Qualified XXXII	1,784.053	11.83	21,105
Qualified XXXIII (0.65)	3,410.697	12.75	43,486
Qualified XXXIV	15,214.840	9.12	138,759
Qualified XXXVI	5,071.466	12.89	65,371
Qualified XXXVIII	14,466.661	9.37	135,553
Qualified LIV	8,463.213	11.44	96,819
Qualified LVI	33,945.066	11.77	399,533
	3,774,128.906		$ 57,882,101
ING Growth and Income Portfolio - Class A			
Contracts in accumulation period:			
Qualified XXXV	88,745.061	$ 9.65	$ 856,390
ING Growth and Income Portfolio - Class I			
Currently payable annuity contracts:	1,065,113.146	$11.38 to $308.39	$ 75,809,381
Contracts in accumulation period:			
ING Custom Choice 62	5,547.579	12.32	68,346
ING Custom Choice 65	125,758.065	12.39	1,558,142
ING MAP PLUS NP28	71.526	10.91	780
ING MAP PLUS NP32	57.553	10.88	626
Qualified I	21,655.403	296.73	6,425,808
Qualified V	967.898	22.35	21,633
Qualified VI	18,198,773.670	22.87	416,205,954
Qualified VII	1,579,338.241	21.73	34,319,020
Qualified VIII	13,641.066	21.22	289,463
Qualified IX	4,043.457	22.69	91,746
Qualified X (1.15)	944,847.652	23.29	22,005,502
Qualified X (1.25)	2,556,514.652	22.87	58,467,490
Qualified XII (0.05)	117,176.639	26.09	3,057,139
Qualified XII (0.10)	188.496	10.77	2,030
Qualified XII (0.20)	311,170.169	10.62	3,304,627
Qualified XII (0.25)	272,901.536	10.55	2,879,111
Qualified XII (0.30)	376,096.119	10.48	3,941,487
Qualified XII (0.35)	69,216.672	10.41	720,546
Qualified XII (0.40)	274,781.320	17.05	4,685,022

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Growth and Income Portfolio - Class I (continued)			
Qualified XII (0.45)	2,078.809	$ 10.27	$ 21,349
Qualified XII (0.50)	847,975.275	10.72	9,090,295
Qualified XII (0.55)	506,040.997	10.13	5,126,195
Qualified XII (0.60)	425,911.296	10.06	4,284,668
Qualified XII (0.65)	1,161,693.893	9.99	11,605,322
Qualified XII (0.70)	788,908.793	9.92	7,825,975
Qualified XII (0.75)	1,303,429.429	9.86	12,851,814
Qualified XII (0.80)	2,497,907.404	10.73	26,802,546
Qualified XII (0.85)	2,300,920.960	16.11	37,067,837
Qualified XII (0.90)	197,096.259	10.31	2,032,062
Qualified XII (0.95)	1,861,396.397	15.86	29,521,747
Qualified XII (1.00)	3,122,470.092	15.74	49,147,679
Qualified XII (1.05)	192,711.550	15.61	3,008,227
Qualified XII (1.10)	227,291.684	15.49	3,520,748
Qualified XII (1.15)	499,692.726	15.37	7,680,277
Qualified XII (1.20)	35,569.576	15.25	542,436
Qualified XII (1.25)	105,339.237	15.13	1,593,783
Qualified XII (1.30)	8,004.836	15.01	120,153
Qualified XII (1.35)	7,342.840	14.90	109,408
Qualified XII (1.40)	54,653.581	14.78	807,780
Qualified XII (1.45)	2,560.159	14.67	37,558
Qualified XII (1.50)	9,333.995	14.55	135,810
Qualified XIII	1,649.790	23.97	39,545
Qualified XV	55,857.341	23.93	1,336,666
Qualified XVI	374,687.439	22.05	8,261,858
Qualified XVII	912,331.236	23.72	21,640,497
Qualified XVIII	1,012,270.793	23.72	24,011,063
Qualified XIX	4,613.616	307.74	1,419,794
Qualified XX	22,158.833	232.32	5,147,940
Qualified XXI	896.680	24.39	21,870
Qualified XXII	674.521	25.23	17,018
Qualified XXVII	429,960.089	230.41	99,067,104
Qualified XXVIII	20,273.355	230.10	4,664,899
Qualified XXIX	846.092	224.01	189,533
Qualified XXX	14,600.771	217.89	3,181,362
Qualified XXXII	309,546.724	12.58	3,894,098
Qualified XXXIV	134,901.235	8.82	1,189,829
Qualified XXXVI	160,471.231	11.52	1,848,629
Qualified XXXVIII	385,420.278	9.07	3,495,762
Qualified XLII	295,155.959	9.07	2,677,065
Qualified XLIII	23,494.519	8.84	207,692
Qualified LIV	202,806.601	12.16	2,466,128
Qualified LVI	1,006,097.025	12.51	12,586,274
Qualified LIX	2,376.878	11.68	27,762
	47,467,281.653		$ 1,044,179,910

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Growth and Income Portfolio - Class S			
Contracts in accumulation period:			
ING MAP PLUS NP8	19,230.571	$ 13.95	$ 268,266
ING MAP PLUS NP11	24.974	13.90	347
ING MAP PLUS NP17	620.627	13.79	8,558
ING MAP PLUS NP18	1,497.282	13.77	20,618
ING MAP PLUS NP19	1,576.519	13.75	21,677
ING MAP PLUS NP21	205.997	13.72	2,826
ING MAP PLUS NP22	443.023	13.70	6,069
ING MAP PLUS NP23	1,270.375	13.68	17,379
ING MAP PLUS NP26	1,183.343	13.63	16,129
ING MAP PLUS NP28	52.762	13.59	717
ING MAP PLUS NP30	75.062	13.55	1,017
Qualified XII (0.00)	870.203	9.90	8,615
Qualified XII (0.20)	16.826	9.82	165
Qualified XII (0.50)	709,687.898	9.69	6,876,876
Qualified XII (0.75)	528.777	9.58	5,066
	737,284.239		$ 7,254,325
ING GET U.S. Core Portfolio - Series 7			
Contracts in accumulation period:			
Qualified X (1.15)	30,370.350	$ 10.14	$ 307,955
Qualified X (1.25)	24,015.731	10.14	243,520
Qualified XVIII	1,426.196	10.14	14,462
Qualified XXVII	37,878.170	10.50	397,721
Qualified XXXII	246.392	10.14	2,498
	93,936.839		$ 966,156
ING GET U.S. Core Portfolio - Series 8			
Contracts in accumulation period:			
Qualified X (1.15)	11,301.319	$ 10.13	$ 114,482
Qualified X (1.25)	5,817.731	10.13	58,934
Qualified XVIII	14,626.546	10.14	148,313
Qualified XXXII	764.255	10.13	7,742
	32,509.851		$ 329,471
ING GET U.S. Core Portfolio - Series 9			
Contracts in accumulation period:			
Qualified X (1.15)	1,732.072	$ 10.24	$ 17,736
Qualified X (1.25)	7,891.564	10.24	80,810
	9,623.636		$ 98,546
ING GET U.S. Core Portfolio - Series 10			
Contracts in accumulation period:			
Qualified X (1.15)	8.368	$ 10.18	$ 85
Qualified X (1.25)	4,583.762	10.17	46,617
	4,592.130		$ 46,702
ING GET U.S. Core Portfolio - Series 11			
Contracts in accumulation period:			
Qualified X (1.15)	2,147.784	$ 10.47	$ 22,487
Qualified X (1.25)	819.249	10.47	8,578
	2,967.033		$ 31,065

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	262.205	$ 8.39	$ 2,200
ING BlackRock Science and Technology Opportunities Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	1,448.236	$ 14.23	$ 20,608
ING Custom Choice 65	8,956.721	15.37	137,665
ING MAP PLUS NP6	350.496	12.95	4,539
ING MAP PLUS NP8	6,214.008	12.85	79,850
ING MAP PLUS NP11	1,996.387	12.70	25,354
ING MAP PLUS NP12	1,001.836	12.65	12,673
ING MAP PLUS NP13	900.998	12.60	11,353
ING MAP PLUS NP14	9,514.196	12.55	119,403
ING MAP PLUS NP15	5,223.174	12.50	65,290
ING MAP PLUS NP16	1,034.832	12.45	12,884
ING MAP PLUS NP18	3,278.012	12.35	40,483
ING MAP PLUS NP19	463.937	12.30	5,706
ING MAP PLUS NP20	2,100.089	12.25	25,726
ING MAP PLUS NP21	930.218	12.21	11,358
ING MAP PLUS NP22	2.705	12.16	33
ING MAP PLUS NP23	3,994.226	12.11	48,370
ING MAP PLUS NP25	3,354.265	12.01	40,285
ING MAP PLUS NP26	290.282	11.97	3,475
Qualified V	2,337.574	4.51	10,542
Qualified VI	2,474,648.187	4.60	11,383,382
Qualified X (1.15)	114,751.634	4.65	533,595
Qualified X (1.25)	148,302.817	4.60	682,193
Qualified XII (0.00)	12,654.466	5.32	67,322
Qualified XII (0.05)	135,782.166	5.18	703,352
Qualified XII (0.20)	26,472.387	5.20	137,656
Qualified XII (0.25)	55,269.147	5.17	285,741
Qualified XII (0.30)	47,478.018	5.14	244,037
Qualified XII (0.40)	99,572.323	5.08	505,827
Qualified XII (0.50)	756,139.936	5.02	3,795,822
Qualified XII (0.55)	42,772.453	4.99	213,435
Qualified XII (0.60)	26,410.391	4.96	130,996
Qualified XII (0.65)	699,305.396	4.93	3,447,576
Qualified XII (0.70)	57,394.488	4.90	281,233
Qualified XII (0.75)	284,725.047	4.87	1,386,611
Qualified XII (0.80)	486,017.853	4.84	2,352,326
Qualified XII (0.85)	456,067.135	4.82	2,198,244
Qualified XII (0.90)	17,145.808	4.79	82,128
Qualified XII (0.95)	255,800.756	4.76	1,217,612
Qualified XII (1.00)	1,134,018.672	4.73	5,363,908
Qualified XII (1.05)	21,712.283	4.70	102,048
Qualified XII (1.10)	51,352.929	4.68	240,332
Qualified XII (1.15)	21,954.378	4.65	102,088
Qualified XII (1.20)	12,436.439	4.62	57,456

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Science and Technology Opportunities Portfolio - Class I (continued)			
Qualified XII (1.25)	104,860.349	$ 4.59	$ 481,309
Qualified XII (1.30)	2,814.681	4.57	12,863
Qualified XII (1.40)	16,081.867	4.51	72,529
Qualified XII (1.45)	2,323.339	4.49	10,432
Qualified XII (1.50)	1,497.626	4.46	6,679
Qualified XV	19,838.767	4.76	94,433
Qualified XVI	63,612.989	4.46	283,714
Qualified XVII	3,319.904	4.68	15,537
Qualified XVIII	1,042.501	4.73	4,931
Qualified XXI	129,544.608	4.85	628,291
Qualified XXVII	1,454,534.935	4.62	6,719,951
Qualified XXXII	257.940	12.76	3,291
Qualified XXXIV	1,839.756	9.26	17,036
Qualified XXXVI	8,334.175	11.92	99,343
Qualified XXXVIII	9,378.596	9.52	89,284
Qualified XLIII	2,116.360	9.28	19,640
Qualified LIV	11,997.771	15.09	181,046
Qualified LVI	51,530.522	15.53	800,269
Qualified LIX	2,338.266	12.09	28,270
	9,378,842.253		$ 45,759,365
ING Index Plus LargeCap Portfolio - Class I			
Currently payable annuity contracts:	253,900.495	$8.03 to $18.98	$ 3,111,161
Contracts in accumulation period:			
ING Custom Choice 62	8,825.330	11.42	100,785
ING Custom Choice 65	38,736.845	11.43	442,762
ING MAP PLUS NP1	15,872.639	11.76	186,662
ING MAP PLUS NP4	15,541.638	11.62	180,594
ING MAP PLUS NP6	177.127	11.53	2,042
ING MAP PLUS NP8	34,007.542	11.44	389,046
ING MAP PLUS NP9	66,376.233	11.39	756,025
ING MAP PLUS NP11	13,210.893	11.30	149,283
ING MAP PLUS NP12	3,080.753	11.26	34,689
ING MAP PLUS NP13	2,075.198	11.21	23,263
ING MAP PLUS NP14	5,297.073	11.17	59,168
ING MAP PLUS NP15	6,686.633	11.13	74,422
ING MAP PLUS NP16	1,316.847	11.08	14,591
ING MAP PLUS NP17	6,001.452	11.04	66,256
ING MAP PLUS NP18	2,654.882	10.99	29,177
ING MAP PLUS NP19	1,304.409	10.95	14,283
ING MAP PLUS NP20	6,036.833	10.91	65,862
ING MAP PLUS NP21	14,340.483	10.87	155,881
ING MAP PLUS NP22	945.667	10.82	10,232
ING MAP PLUS NP23	1,275.953	10.78	13,755
ING MAP PLUS NP24	874.677	10.74	9,394
ING MAP PLUS NP26	2,674.688	10.65	28,485
ING MAP PLUS NP27	310.732	10.61	3,297
ING MAP PLUS NP28	1,218.474	10.57	12,879
ING MAP PLUS NP29	2.807	10.53	30

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus LargeCap Portfolio - Class I (continued)			
ING MAP PLUS NP30	977.853	$ 10.49	$ 10,258
ING MAP PLUS NP32	650.684	10.40	6,767
Qualified V	51.009	18.52	945
Qualified VI	4,493,942.514	18.98	85,295,029
Qualified VIII	2,274.632	18.95	43,104
Qualified X (1.15)	244,931.405	19.27	4,719,828
Qualified X (1.25)	259,678.194	18.98	4,928,692
Qualified XII (0.00)	19.916	13.48	268
Qualified XII (0.05)	136,949.592	21.65	2,964,959
Qualified XII (0.10)	293.812	13.30	3,908
Qualified XII (0.20)	101,530.601	13.12	1,332,081
Qualified XII (0.25)	98,685.678	13.03	1,285,874
Qualified XII (0.30)	38,953.010	12.94	504,052
Qualified XII (0.35)	12,359.708	12.86	158,946
Qualified XII (0.40)	178,882.976	21.36	3,820,940
Qualified XII (0.45)	633.984	12.68	8,039
Qualified XII (0.50)	450,565.046	13.39	6,033,066
Qualified XII (0.55)	171,386.899	12.51	2,144,050
Qualified XII (0.60)	102,712.372	12.43	1,276,715
Qualified XII (0.65)	498,992.267	12.34	6,157,565
Qualified XII (0.70)	275,989.062	12.26	3,383,626
Qualified XII (0.75)	470,982.433	12.17	5,731,856
Qualified XII (0.80)	736,738.176	13.49	9,938,598
Qualified XII (0.85)	722,676.249	20.17	14,576,380
Qualified XII (0.90)	49,280.707	12.91	636,214
Qualified XII (0.95)	507,392.535	19.87	10,081,890
Qualified XII (1.00)	2,055,559.024	19.72	40,535,624
Qualified XII (1.05)	38,261.543	19.57	748,778
Qualified XII (1.10)	130,402.823	19.42	2,532,423
Qualified XII (1.15)	150,031.124	19.27	2,891,100
Qualified XII (1.20)	22,162.917	19.12	423,755
Qualified XII (1.25)	119,041.814	18.98	2,259,414
Qualified XII (1.30)	5,723.477	18.83	107,773
Qualified XII (1.35)	410.323	18.69	7,669
Qualified XII (1.40)	13,105.219	18.55	243,102
Qualified XII (1.45)	6,759.743	18.40	124,379
Qualified XII (1.50)	5,763.907	18.26	105,249
Qualified XV	21,794.336	19.85	432,618
Qualified XVI	96,281.314	18.29	1,760,985
Qualified XVII	13,728.856	19.25	264,280
Qualified XVIII	29,138.040	19.97	581,887
Qualified XXVII	1,326,055.924	19.52	25,884,612
Qualified XXVIII	290,726.039	19.49	5,666,251
Qualified XXXII	14,732.809	11.61	171,048
Qualified XXXIII (0.65)	9,586.524	11.39	109,191
Qualified XXXIV	25,770.385	8.46	218,017
Qualified XXXVI	44,667.570	11.51	514,124
Qualified XXXVIII	141,117.675	8.69	1,226,313

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus LargeCap Portfolio - Class I (continued)			
Qualified XLIII	6,553.116	8.47	55,505
Qualified LIV	105,309.197	11.22	1,181,569
Qualified LVI	321,626.394	11.55	3,714,785
Qualified LIX	10,290.097	11.68	120,188
	15,064,877.807		$ 262,858,313
ING Index Plus LargeCap Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	36,667.016	$ 10.44	$ 382,804
ING Index Plus MidCap Portfolio - Class I			
Currently payable annuity contracts:	93,730.245	$ 13.82	$ 1,295,352
Contracts in accumulation period:			
ING Custom Choice 62	8,394.924	13.64	114,507
ING Custom Choice 65	17,050.972	12.99	221,492
ING MAP PLUS NP1	16,474.847	14.06	231,636
ING MAP PLUS NP6	1,981.528	13.78	27,305
ING MAP PLUS NP8	16,820.444	13.68	230,104
ING MAP PLUS NP9	30,521.622	13.62	415,704
ING MAP PLUS NP10	82.091	13.57	1,114
ING MAP PLUS NP11	7,532.919	13.51	101,770
ING MAP PLUS NP12	11,315.304	13.46	152,304
ING MAP PLUS NP13	2,808.823	13.41	37,666
ING MAP PLUS NP14	21,150.137	13.35	282,354
ING MAP PLUS NP15	10,876.098	13.30	144,652
ING MAP PLUS NP16	856.851	13.25	11,353
ING MAP PLUS NP17	627.287	13.20	8,280
ING MAP PLUS NP18	1,698.009	13.15	22,329
ING MAP PLUS NP19	5,027.622	13.09	65,812
ING MAP PLUS NP21	4,185.702	12.99	54,372
ING MAP PLUS NP22	1,163.351	12.94	15,054
ING MAP PLUS NP23	3,260.708	12.89	42,031
ING MAP PLUS NP24	550.383	12.84	7,067
ING MAP PLUS NP25	23.439	12.79	300
ING MAP PLUS NP26	1,154.904	12.74	14,713
ING MAP PLUS NP28	3,428.819	12.64	43,340
ING MAP PLUS NP29	1,587.768	12.59	19,990
ING MAP PLUS NP30	1,394.317	12.54	17,485
Qualified V	485.437	21.42	10,398
Qualified VI	2,506,418.553	21.90	54,890,566
Qualified VIII	248.129	21.88	5,429
Qualified X (1.15)	84,304.151	22.20	1,871,552
Qualified X (1.25)	176,725.076	21.90	3,870,279
Qualified XII (0.00)	3,884.632	26.58	103,254
Qualified XII (0.05)	156,460.689	24.88	3,892,742
Qualified XII (0.05)	60,367.293	24.88	1,501,938
Qualified XII (0.10)	35.241	26.22	924
Qualified XII (0.20)	174,024.473	25.86	4,500,273
Qualified XII (0.25)	86,553.389	25.69	2,223,557

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus MidCap Portfolio - Class I (continued)			
Qualified XII (0.30)	43,620.221	$ 25.51	$ 1,112,752
Qualified XII (0.35)	1,699.935	25.34	43,076
Qualified XII (0.40)	188,067.275	24.53	4,613,290
Qualified XII (0.50)	393,949.225	24.27	9,561,148
Qualified XII (0.55)	120,941.504	24.66	2,982,417
Qualified XII (0.60)	1,029,153.274	24.49	25,203,964
Qualified XII (0.65)	584,189.031	24.33	14,213,319
Qualified XII (0.70)	114,053.411	24.16	2,755,530
Qualified XII (0.75)	244,990.228	24.00	5,879,765
Qualified XII (0.80)	380,697.938	23.29	8,866,455
Qualified XII (0.85)	632,017.466	23.13	14,618,564
Qualified XII (0.90)	44,198.720	22.97	1,015,245
Qualified XII (0.95)	433,511.577	22.82	9,892,734
Qualified XII (1.00)	1,145,391.489	22.66	25,954,571
Qualified XII (1.05)	39,895.408	22.51	898,046
Qualified XII (1.10)	112,517.264	22.35	2,514,761
Qualified XII (1.15)	96,921.641	22.20	2,151,660
Qualified XII (1.20)	19,580.242	22.05	431,744
Qualified XII (1.25)	131,858.002	21.90	2,887,690
Qualified XII (1.30)	3,875.811	21.75	84,299
Qualified XII (1.35)	660.410	21.60	14,265
Qualified XII (1.40)	11,665.386	21.45	250,223
Qualified XII (1.45)	3,528.080	21.31	75,183
Qualified XII (1.50)	2,318.459	21.16	49,059
Qualified XV	11,765.277	22.82	268,484
Qualified XVI	71,484.601	21.16	1,512,614
Qualified XVII	1,324.464	21.90	29,006
Qualified XVIII	8,045.171	21.90	176,189
Qualified XXVII	1,773,436.516	23.45	41,587,086
Qualified XXVIII	771,243.752	23.42	18,062,529
Qualified XXXII	9,105.974	13.65	124,297
Qualified XXXIII (0.65)	13,600.607	16.55	225,090
Qualified XXXIV	29,609.864	9.33	276,260
Qualified XXXVI	33,026.718	16.73	552,537
Qualified XXXVIII	100,861.803	9.59	967,265
Qualified XLIII	4,191.138	9.35	39,187
Qualified LIV	116,036.507	12.76	1,480,626
Qualified LVI	200,750.832	13.13	2,635,858
Qualified LIX	374.166	16.97	6,350
	12,437,365.564		$ 280,462,136
ING Index Plus MidCap Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	34,209.998	$ 11.36	$ 388,626

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus SmallCap Portfolio - Class I			
Currently payable annuity contracts:	51,788.435	$ 13.32	$ 689,822
Contracts in accumulation period:			
ING Custom Choice 62	6,814.430	13.00	88,588
ING Custom Choice 65	7,360.309	12.11	89,133
ING MAP PLUS NP1	19,665.258	13.37	262,924
ING MAP PLUS NP6	5,710.400	13.11	74,863
ING MAP PLUS NP8	4,759.165	13.01	61,917
ING MAP PLUS NP9	12,106.585	12.96	156,901
ING MAP PLUS NP10	81.773	12.90	1,055
ING MAP PLUS NP11	28,755.752	12.85	369,511
ING MAP PLUS NP12	14,239.920	12.80	182,271
ING MAP PLUS NP13	1,456.883	12.75	18,575
ING MAP PLUS NP14	7,192.931	12.70	91,350
ING MAP PLUS NP15	1,391.182	12.65	17,598
ING MAP PLUS NP16	121.424	12.60	1,530
ING MAP PLUS NP17	110.935	12.55	1,392
ING MAP PLUS NP18	519.228	12.50	6,490
ING MAP PLUS NP19	4,413.618	12.45	54,950
ING MAP PLUS NP20	1,495.555	12.40	18,545
ING MAP PLUS NP21	1,483.919	12.36	18,341
ING MAP PLUS NP22	694.193	12.31	8,546
ING MAP PLUS NP23	1,037.604	12.26	12,721
ING MAP PLUS NP26	1,741.770	12.11	21,093
ING MAP PLUS NP28	2,201.932	12.02	26,467
ING MAP PLUS NP29	60.148	11.97	720
Qualified V	2,669.773	15.30	40,848
Qualified VI	1,426,342.881	15.64	22,308,003
Qualified X (1.15)	39,740.568	15.86	630,285
Qualified X (1.25)	114,110.759	15.64	1,784,692
Qualified XII (0.00)	31.755	19.30	613
Qualified XII (0.05)	102,530.346	17.77	1,821,964
Qualified XII (0.05)	15,807.716	17.77	280,903
Qualified XII (0.10)	99.785	19.04	1,900
Qualified XII (0.20)	114,736.627	18.78	2,154,754
Qualified XII (0.25)	22,071.503	18.65	411,634
Qualified XII (0.30)	24,379.012	18.53	451,743
Qualified XII (0.35)	1,161.452	18.40	21,371
Qualified XII (0.40)	150,542.704	17.52	2,637,508
Qualified XII (0.50)	322,594.342	17.33	5,590,560
Qualified XII (0.55)	51,422.619	17.91	920,979
Qualified XII (0.60)	28,920.379	17.78	514,204
Qualified XII (0.65)	266,756.787	17.66	4,710,925
Qualified XII (0.70)	61,093.713	17.54	1,071,584
Qualified XII (0.75)	117,831.108	17.42	2,052,618
Qualified XII (0.80)	299,261.671	16.64	4,979,714
Qualified XII (0.85)	386,222.279	16.52	6,380,392
Qualified XII (0.90)	47,531.107	16.41	779,985
Qualified XII (0.95)	247,589.802	16.30	4,035,714

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus SmallCap Portfolio - Class I (continued)			
Qualified XII (1.00)	764,655.060	$ 16.19	$ 12,379,765
Qualified XII (1.05)	11,802.144	16.08	189,778
Qualified XII (1.10)	72,019.152	15.97	1,150,146
Qualified XII (1.15)	51,154.265	15.86	811,307
Qualified XII (1.20)	18,575.146	15.75	292,559
Qualified XII (1.25)	78,982.843	15.64	1,235,292
Qualified XII (1.30)	1,349.936	15.54	20,978
Qualified XII (1.35)	1.259	15.43	19
Qualified XII (1.40)	8,932.166	15.33	136,930
Qualified XII (1.45)	2,098.281	15.22	31,936
Qualified XII (1.50)	2,425.873	15.12	36,679
Qualified XV	12,383.602	16.30	201,853
Qualified XVI	51,897.970	15.12	784,697
Qualified XVII	71.075	15.64	1,112
Qualified XVIII	8,682.842	15.64	135,800
Qualified XXVII	1,085,529.852	16.71	18,139,204
Qualified XXVIII	378,699.289	16.69	6,320,491
Qualified XXXII	2,077.998	13.08	27,180
Qualified XXXIII (0.65)	13,063.770	16.23	212,025
Qualified XXXIV	10,665.603	9.19	98,017
Qualified XXXVI	15,773.895	16.41	258,850
Qualified XXXVIII	60,076.887	9.45	567,727
Qualified XLIII	2,951.556	9.21	27,184
Qualified LIV	24,021.999	11.89	285,622
Qualified LVI	107,579.787	12.23	1,315,701
Qualified LIX	1,253.064	16.64	20,851
	6,805,377.351		$ 110,539,899
ING Index Plus SmallCap Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	17,144.491	$ 10.53	$ 180,531
ING International Index Portfolio - Class I			
Currently payable annuity contracts:	44,945.618	$12.31 to $12.49	$ 560,785
Contracts in accumulation period:			
ING Custom Choice 62	319.752	6.90	2,206
ING Custom Choice 65	1,554.244	7.12	11,066
ING MAP PLUS NP1	5,357.655	7.16	38,361
ING MAP PLUS NP12	443.111	7.02	3,111
ING MAP PLUS NP15	1,990.251	6.98	13,892
ING MAP PLUS NP19	272.519	6.93	1,889
ING MAP PLUS NP23	3,805.012	6.88	26,178
ING MAP PLUS NP25	101.216	6.85	693
ING MAP PLUS NP29	120.093	6.80	817
ING MAP PLUS NP30	1,471.661	6.79	9,993
ING MAP PLUS NP32	33.845	6.77	229
Qualified VI	726,535.200	6.90	5,013,093
Qualified VIII	17.055	6.90	118
Qualified X (1.15)	27,231.077	11.82	321,871

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING International Index Portfolio - Class I (continued)			
Qualified X (1.25)	44,617.519	$ 11.79	$ 526,041
Qualified XII (0.00)	731.816	7.22	5,284
Qualified XII (0.05)	9,595.889	7.22	69,282
Qualified XII (0.10)	51.217	7.20	369
Qualified XII (0.20)	4,866.690	7.17	34,894
Qualified XII (0.25)	21,402.669	7.16	153,243
Qualified XII (0.30)	23,172.709	7.15	165,685
Qualified XII (0.35)	274.669	7.13	1,958
Qualified XII (0.40)	31,583.983	7.12	224,878
Qualified XII (0.50)	81,042.520	7.09	574,591
Qualified XII (0.55)	6,637.949	7.08	46,997
Qualified XII (0.60)	10,141.579	7.07	71,701
Qualified XII (0.65)	112,564.310	7.06	794,704
Qualified XII (0.70)	25,923.760	7.04	182,503
Qualified XII (0.75)	94,695.060	7.03	665,706
Qualified XII (0.80)	89,628.276	7.02	629,190
Qualified XII (0.85)	135,054.393	7.00	945,381
Qualified XII (0.90)	8,800.419	6.99	61,515
Qualified XII (0.95)	125,262.597	6.98	874,333
Qualified XII (1.00)	320,786.198	6.97	2,235,880
Qualified XII (1.05)	2,252.722	6.95	15,656
Qualified XII (1.10)	23,367.179	6.94	162,168
Qualified XII (1.15)	34,769.203	6.93	240,951
Qualified XII (1.20)	7,184.578	6.92	49,717
Qualified XII (1.25)	35,819.267	6.90	247,153
Qualified XII (1.30)	100.238	6.89	691
Qualified XII (1.35)	47.205	6.88	325
Qualified XII (1.40)	3,157.525	6.86	21,661
Qualified XII (1.45)	561.765	6.85	3,848
Qualified XII (1.50)	36.330	6.84	248
Qualified XV	7,747.898	6.98	54,080
Qualified XVI	12,295.553	6.84	84,102
Qualified XVII	276.458	6.90	1,908
Qualified XVIII	2,925.980	11.87	34,731
Qualified XXI	12,141.255	7.02	85,232
Qualified XXVII	183,247.030	10.22	1,872,785
Qualified XXXII	713.115	11.79	8,408
Qualified XXXIV	374.602	7.03	2,633
Qualified XXXVI	3,495.595	7.08	24,749
Qualified XXXVIII	2,712.830	7.22	19,587
Qualified XLIII	358.990	7.04	2,527
Qualified LIV	12,486.051	7.02	87,652
Qualified LVI	32,073.115	7.16	229,644
Qualified LIX	4,821.296	7.09	34,183
	2,343,998.311		$ 17,553,076

Division/Contract	Units	Unit Value	Extended Value
ING International Index Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	542.858	$ 11.98	$ 6,503
ING Russell™ Large Cap Growth Index Portfolio - Class I			
Currently payable annuity contracts:	3,757.545	$ 14.71	$ 55,273
Contracts in accumulation period:			
ING Custom Choice 65	142.524	14.70	2,095
Qualified V	3.913	14.31	56
Qualified VI	94,374.065	14.37	1,356,155
Qualified X (1.15)	3,849.859	14.41	55,476
Qualified X (1.25)	9,307.946	14.37	133,755
Qualified XII (0.20)	3,947.405	14.78	58,343
Qualified XII (0.30)	237.642	14.74	3,503
Qualified XII (0.40)	8,337.246	14.70	122,558
Qualified XII (0.50)	1,229.947	14.66	18,031
Qualified XII (0.55)	50.751	14.64	743
Qualified XII (0.60)	768.300	14.62	11,233
Qualified XII (0.65)	12,223.215	14.60	178,459
Qualified XII (0.70)	4,496.068	14.58	65,553
Qualified XII (0.75)	2,752.251	14.56	40,073
Qualified XII (0.80)	4,439.783	14.54	64,554
Qualified XII (0.85)	26,638.924	14.52	386,797
Qualified XII (0.90)	5,120.511	14.51	74,299
Qualified XII (0.95)	35,479.415	14.49	514,097
Qualified XII (1.00)	33,612.733	14.47	486,376
Qualified XII (1.05)	25.105	14.45	363
Qualified XII (1.10)	14,588.228	14.43	210,508
Qualified XII (1.15)	1,267.073	14.41	18,259
Qualified XII (1.20)	169.949	14.39	2,446
Qualified XII (1.25)	9,306.562	14.37	133,735
Qualified XII (1.40)	790.656	14.31	11,314
Qualified XII (1.45)	83.662	14.30	1,196
Qualified XII (1.50)	31.828	14.28	455
Qualified XV	397.729	14.49	5,763
Qualified XVI	898.922	14.28	12,837
Qualified XVII	345.188	14.41	4,974
Qualified XXVII	79,558.459	14.37	1,143,255
Qualified XXXII	532.920	14.37	7,658
Qualified XXXIV	571.084	14.51	8,286
Qualified XXXVIII	1,545.546	14.86	22,967
Qualified XLIII	110.743	14.56	1,612
Qualified LIV	1,436.926	14.54	20,893
Qualified LVI	4,993.951	14.76	73,711
	367,424.574		$ 5,307,661

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Growth Index Portfolio - Class S			
Contracts in accumulation period:			
ING MAP PLUS NP8	63.943	$ 14.63	$ 935
ING MAP PLUS NP12	148.372	14.55	2,159
ING MAP PLUS NP15	4,969.729	14.49	72,011
ING MAP PLUS NP23	1,046.083	14.34	15,001
ING MAP PLUS NP25	98.091	14.30	1,403
ING MAP PLUS NP28	59.215	14.24	843
Qualified XII (0.00)	502.459	14.24	7,155
Qualified XII (0.50)	34,242.619	14.06	481,451
	41,130.511		$ 580,958
ING Russell™ Large Cap Index Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	2,869.581	$ 9.09	$ 26,084
ING Custom Choice 65	180.617	9.37	1,692
ING MAP PLUS NP1	13,146.046	9.47	124,493
ING MAP PLUS NP3	1,222.816	9.44	11,543
ING MAP PLUS NP5	0.016	9.40	-
ING MAP PLUS NP6	2,126.605	9.39	19,969
ING MAP PLUS NP8	10,662.860	9.35	99,698
ING MAP PLUS NP9	24,506.453	9.33	228,645
ING MAP PLUS NP11	181.024	9.30	1,684
ING MAP PLUS NP12	7,445.894	9.28	69,098
ING MAP PLUS NP13	4,784.282	9.27	44,350
ING MAP PLUS NP15	8,796.672	9.23	81,193
ING MAP PLUS NP16	54.070	9.22	499
ING MAP PLUS NP17	2,400.052	9.20	22,080
ING MAP PLUS NP18	823.251	9.18	7,557
ING MAP PLUS NP19	1,227.585	9.17	11,257
ING MAP PLUS NP23	4,824.636	9.10	43,904
ING MAP PLUS NP25	8,321.639	9.07	75,477
ING MAP PLUS NP26	468.851	9.05	4,243
ING MAP PLUS NP28	889.269	9.02	8,021
ING MAP PLUS NP30	40.862	8.99	367
ING MAP PLUS NP32	20.089	8.96	180
Qualified VI	382,524.829	9.09	3,477,151
Qualified XII (0.00)	684.853	9.51	6,513
Qualified XII (0.30)	2,792.193	9.41	26,275
Qualified XII (0.40)	19,470.075	9.37	182,435
Qualified XII (0.50)	180,712.848	9.34	1,687,858
Qualified XII (0.55)	3,502.856	9.32	32,647
Qualified XII (0.60)	8,909.218	9.30	82,856
Qualified XII (0.65)	28,817.652	9.29	267,716
Qualified XII (0.70)	9,021.867	9.27	83,633
Qualified XII (0.75)	37,050.274	9.25	342,715
Qualified XII (0.80)	19,664.640	9.24	181,701
Qualified XII (0.85)	87,375.108	9.22	805,598
Qualified XII (0.90)	10,391.180	9.20	95,599
Qualified XII (0.95)	94,922.209	9.19	872,335

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Index Portfolio - Class I			
(continued)			
Qualified XII (1.00)	215,476.148	$ 9.17	$ 1,975,916
Qualified XII (1.05)	795.403	9.15	7,278
Qualified XII (1.10)	14,945.844	9.14	136,605
Qualified XII (1.15)	14,573.838	9.12	132,913
Qualified XII (1.20)	4,541.575	9.10	41,328
Qualified XII (1.25)	37,559.363	9.09	341,415
Qualified XII (1.30)	1,053.977	9.07	9,560
Qualified XII (1.40)	4,458.765	9.04	40,307
Qualified XII (1.45)	941.899	9.02	8,496
Qualified XII (1.50)	49.246	9.00	443
Qualified XV	3,694.188	9.19	33,950
Qualified XVI	5,920.167	9.00	53,282
Qualified XXI	213,759.797	9.24	1,975,141
Qualified XXXIV	1,020.302	9.25	9,438
Qualified XXXVIII	2,556.810	9.51	24,315
Qualified XLIII	49.367	9.27	458
Qualified LIV	5,411.602	9.24	50,003
Qualified LVI	5,849.816	9.42	55,105
	1,513,491.079		$ 13,923,019
ING Russell™ Large Cap Index Portfolio - Class S			
Contracts in accumulation period:	647.752	$ 14.33	$ 9,282
ING Russell™ Large Cap Value Index Portfolio - Class I			
Contracts in accumulation period:			
Qualified X (1.15)	5,090.699	$ 13.01	$ 66,230
Qualified X (1.25)	9,105.931	12.98	118,195
	14,196.630		$ 184,425
ING Russell™ Large Cap Value Index Portfolio - Class S			
Contracts in accumulation period:			
ING Custom Choice 65	126.531	$ 13.19	$ 1,669
ING MAP PLUS NP12	47.697	13.13	626
ING MAP PLUS NP23	4,504.054	12.94	58,282
ING MAP PLUS NP25	15.538	12.91	201
Qualified VI	86,292.839	12.89	1,112,315
Qualified XII (0.00)	1,078.157	13.33	14,372
Qualified XII (0.30)	755.439	13.22	9,987
Qualified XII (0.40)	5,375.544	13.19	70,903
Qualified XII (0.50)	28,935.335	13.15	380,500
Qualified XII (0.60)	960.471	13.12	12,601
Qualified XII (0.65)	3,591.059	13.10	47,043
Qualified XII (0.70)	1,867.868	13.08	24,432
Qualified XII (0.75)	2,364.413	13.06	30,879
Qualified XII (0.80)	2,864.005	13.05	37,375
Qualified XII (0.85)	17,662.814	13.03	230,146
Qualified XII (0.90)	255.746	13.01	3,327
Qualified XII (0.95)	7,391.737	13.00	96,093
Qualified XII (1.00)	22,347.388	12.98	290,069
Qualified XII (1.05)	884.038	12.96	11,457
Qualified XII (1.10)	4,848.379	12.94	62,738
Qualified XII (1.15)	3,842.735	12.93	49,687
Qualified XII (1.20)	242.723	12.91	3,134

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Value Index Portfolio - Class S (continued)			
Qualified XII (1.25)	4,603.173	$ 12.89	$ 59,335
Qualified XII (1.30)	41.896	12.88	540
Qualified XII (1.40)	681.864	12.84	8,755
Qualified XII (1.50)	33.555	12.81	430
Qualified XV	735.310	13.00	9,559
Qualified XVI	1,622.941	12.81	20,790
Qualified XXXIV	806.540	13.01	10,493
Qualified XXXVIII	5,578.787	13.33	74,365
Qualified XLIII	817.701	13.06	10,679
Qualified LIV	1,142.723	13.05	14,913
Qualified LVI	2,795.748	13.24	37,016
	215,114.748		$ 2,794,711
ING Russell™ Mid Cap Growth Index Portfolio - Class S			
Contracts in accumulation period:			
ING Custom Choice 62	195.487	$ 15.39	$ 3,009
ING Custom Choice 65	1,948.932	15.74	30,676
Qualified VI	95,197.117	15.39	1,465,084
Qualified XII (0.30)	2,713.302	15.78	42,816
Qualified XII (0.40)	10,273.806	15.74	161,710
Qualified XII (0.50)	73,702.483	15.70	1,157,129
Qualified XII (0.55)	2,368.135	15.68	37,132
Qualified XII (0.60)	1,935.753	15.65	30,295
Qualified XII (0.65)	11,863.935	15.63	185,433
Qualified XII (0.70)	7,584.530	15.61	118,395
Qualified XII (0.75)	3,857.371	15.59	60,136
Qualified XII (0.80)	2,662.729	15.57	41,459
Qualified XII (0.85)	17,037.319	15.55	264,930
Qualified XII (0.90)	2,834.999	15.53	44,028
Qualified XII (0.95)	17,781.322	15.51	275,788
Qualified XII (1.00)	44,247.699	15.49	685,397
Qualified XII (1.05)	571.392	15.47	8,839
Qualified XII (1.10)	6,578.726	15.45	101,641
Qualified XII (1.15)	6,393.110	15.43	98,646
Qualified XII (1.20)	640.042	15.41	9,863
Qualified XII (1.25)	7,338.476	15.39	112,939
Qualified XII (1.30)	85.050	15.37	1,307
Qualified XII (1.40)	503.455	15.33	7,718
Qualified XII (1.45)	30.410	15.31	466
Qualified XV	579.853	15.51	8,994
Qualified XVI	1,933.618	15.29	29,565
Qualified XVII	3,030.932	15.43	46,767
Qualified XXXIV	379.670	15.53	5,896
Qualified XXXVIII	1,733.794	15.91	27,585
Qualified XLIII	1,307.474	15.59	20,384
Qualified LIV	1,209.928	15.57	18,839
Qualified LVI	6,562.413	15.80	103,686
	335,083.262		$ 5,206,552

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Mid Cap Index Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	1,257.725	$ 9.81	$ 12,338
ING MAP PLUS NP1	6,547.006	10.18	66,649
ING MAP PLUS NP8	2,553.184	10.05	25,659
ING MAP PLUS NP12	111.437	9.97	1,111
ING MAP PLUS NP15	2,591.515	9.92	25,708
ING MAP PLUS NP18	1,688.711	9.86	16,651
ING MAP PLUS NP22	103.440	9.79	1,013
ING MAP PLUS NP23	2,685.433	9.78	26,264
ING MAP PLUS NP25	69.408	9.74	676
ING MAP PLUS NP26	699.526	9.72	6,799
ING MAP PLUS NP29	5,131.458	9.67	49,621
ING MAP PLUS NP32	273.654	9.62	2,633
Qualified VI	223,056.544	9.81	2,188,185
Qualified XII (0.00)	3.654	10.27	38
Qualified XII (0.30)	105.554	10.15	1,071
Qualified XII (0.40)	7,675.875	10.12	77,680
Qualified XII (0.50)	43,125.154	10.08	434,702
Qualified XII (0.55)	492.489	10.06	4,954
Qualified XII (0.60)	4,632.545	10.04	46,511
Qualified XII (0.65)	1,900.586	10.03	19,063
Qualified XII (0.70)	1,933.073	10.01	19,350
Qualified XII (0.75)	14,154.617	9.99	141,405
Qualified XII (0.80)	24,191.614	9.97	241,190
Qualified XII (0.85)	88,857.821	9.95	884,135
Qualified XII (0.90)	9.546	9.93	95
Qualified XII (0.95)	35,014.409	9.92	347,343
Qualified XII (1.00)	173,172.212	9.90	1,714,405
Qualified XII (1.05)	115.725	9.88	1,143
Qualified XII (1.10)	4,014.386	9.86	39,582
Qualified XII (1.15)	5,342.053	9.84	52,566
Qualified XII (1.20)	578.786	9.83	5,689
Qualified XII (1.25)	8,058.427	9.81	79,053
Qualified XII (1.40)	190.824	9.75	1,861
Qualified XV	583.678	9.92	5,790
Qualified XVI	1,868.634	9.72	18,163
Qualified XXI	117,352.050	9.97	1,170,000
Qualified XXXVIII	362.315	10.27	3,721
Qualified XLIII	367.918	10.01	3,683
Qualified LIV	2,157.463	9.97	21,510
Qualified LVI	2,598.584	10.17	26,428
	785,629.033		$ 7,784,438

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Small Cap Index Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	955.969	$ 10.29	$ 9,837
ING Custom Choice 65	42.522	10.62	452
ING MAP PLUS NP1	5,917.096	10.68	63,195
ING MAP PLUS NP3	1,103.851	10.64	11,745
ING MAP PLUS NP6	3,829.537	10.58	40,517
ING MAP PLUS NP12	206.815	10.46	2,163
ING MAP PLUS NP15	456.325	10.41	4,750
ING MAP PLUS NP17	5,031.461	10.37	52,176
ING MAP PLUS NP18	1,046.413	10.35	10,830
ING MAP PLUS NP23	3,332.083	10.26	34,187
ING MAP PLUS NP25	65.363	10.22	668
ING MAP PLUS NP26	2,095.751	10.20	21,377
ING MAP PLUS NP29	125.293	10.15	1,272
ING MAP PLUS NP32	153.675	10.09	1,551
Qualified V	69.509	10.23	711
Qualified VI	213,304.373	10.29	2,194,902
Qualified XII (0.30)	1,666.532	10.65	17,749
Qualified XII (0.40)	13,972.621	10.62	148,389
Qualified XII (0.50)	28,413.288	10.58	300,613
Qualified XII (0.55)	1,750.106	10.56	18,481
Qualified XII (0.60)	3,872.393	10.54	40,815
Qualified XII (0.65)	3,856.841	10.52	40,574
Qualified XII (0.70)	7,843.394	10.50	82,356
Qualified XII (0.75)	9,278.436	10.48	97,238
Qualified XII (0.80)	14,290.390	10.46	149,477
Qualified XII (0.85)	98,853.329	10.44	1,032,029
Qualified XII (0.90)	1,917.947	10.42	19,985
Qualified XII (0.95)	17,258.036	10.40	179,484
Qualified XII (1.00)	173,907.741	10.39	1,806,901
Qualified XII (1.05)	597.026	10.37	6,191
Qualified XII (1.10)	5,462.936	10.35	56,541
Qualified XII (1.15)	1,150.045	10.33	11,880
Qualified XII (1.20)	255.603	10.31	2,635
Qualified XII (1.25)	10,079.104	10.29	103,714
Qualified XII (1.40)	679.952	10.24	6,963
Qualified XII (1.45)	11.933	10.22	122
Qualified XVI	646.971	10.20	6,599
Qualified XXI	1,734.227	10.46	18,140
Qualified XXXIV	28.719	10.48	301
Qualified XXXVIII	837.627	10.77	9,021
Qualified XLIII	369.161	10.50	3,876
Qualified LIV	6,294.153	10.46	65,837
Qualified LVI	4,854.132	10.67	51,794
	647,618.679		$ 6,728,038

Division/Contract	Units	Unit Value	Extended Value
ING Small Company Portfolio - Class I			
Currently payable annuity contracts:	91,457.609	$14.41 to $29.56	$ 1,630,690
Contracts in accumulation period:			
ING Custom Choice 62	3,271.703	15.78	51,627
ING Custom Choice 65	11,444.732	15.32	175,333
ING MAP PLUS NP6	3,181.715	15.88	50,526
ING MAP PLUS NP8	2,258.318	15.76	35,591
ING MAP PLUS NP9	1,904.352	15.69	29,879
ING MAP PLUS NP11	342.532	15.57	5,333
ING MAP PLUS NP12	12,976.255	15.51	201,262
ING MAP PLUS NP13	2,406.605	15.45	37,182
ING MAP PLUS NP14	1,439.349	15.39	22,152
ING MAP PLUS NP15	3,246.783	15.33	49,773
ING MAP PLUS NP16	6,471.580	15.27	98,821
ING MAP PLUS NP17	712.608	15.20	10,832
ING MAP PLUS NP18	2,456.639	15.14	37,194
ING MAP PLUS NP19	3,149.051	15.09	47,519
ING MAP PLUS NP21	925.810	14.97	13,859
ING MAP PLUS NP22	1,079.362	14.91	16,093
ING MAP PLUS NP23	534.782	14.85	7,942
ING MAP PLUS NP24	0.047	14.79	1
ING MAP PLUS NP25	2,266.722	14.73	33,389
ING MAP PLUS NP26	1,835.963	14.67	26,934
ING MAP PLUS NP28	3,528.058	14.56	51,369
ING MAP PLUS NP29	720.477	14.50	10,447
ING MAP PLUS NP30	4.386	14.44	63
Qualified V	153.648	28.87	4,436
Qualified VI	1,049,345.051	29.56	31,018,640
Qualified VIII	358.870	29.52	10,594
Qualified X (1.15)	75,275.424	30.00	2,258,263
Qualified X (1.25)	70,567.860	29.56	2,085,986
Qualified XII (0.00)	2.558	23.47	60
Qualified XII (0.05)	44,838.598	33.68	1,510,164
Qualified XII (0.20)	109,343.526	22.84	2,497,406
Qualified XII (0.25)	55,123.967	22.68	1,250,212
Qualified XII (0.30)	45,724.943	22.53	1,030,183
Qualified XII (0.35)	1,901.815	22.38	42,563
Qualified XII (0.40)	64,877.989	33.21	2,154,598
Qualified XII (0.45)	454.118	22.08	10,027
Qualified XII (0.50)	106,197.179	22.26	2,363,949
Qualified XII (0.55)	53,750.759	21.78	1,170,692
Qualified XII (0.60)	66,630.591	21.63	1,441,220
Qualified XII (0.65)	118,260.018	21.48	2,540,225
Qualified XII (0.70)	98,334.806	21.34	2,098,465
Qualified XII (0.75)	174,447.903	21.19	3,696,551
Qualified XII (0.80)	356,546.361	22.45	8,004,466
Qualified XII (0.85)	201,089.065	31.35	6,304,142
Qualified XII (0.90)	10,780.173	21.59	232,744
Qualified XII (0.95)	137,528.186	30.89	4,248,246

Division/Contract	Units	Unit Value	Extended Value
ING Small Company Portfolio - Class I (continued)			
Qualified XII (1.00)	521,379.257	$ 30.67	$ 15,990,702
Qualified XII (1.05)	23,309.333	30.44	709,536
Qualified XII (1.10)	27,295.004	30.22	824,855
Qualified XII (1.15)	45,378.891	30.00	1,361,367
Qualified XII (1.20)	7,578.349	29.78	225,683
Qualified XII (1.25)	28,631.839	29.56	846,357
Qualified XII (1.30)	1,778.651	29.34	52,186
Qualified XII (1.40)	4,463.315	28.91	129,034
Qualified XII (1.45)	365.897	28.70	10,501
Qualified XII (1.50)	2,870.051	28.49	81,768
Qualified XIII	3.700	30.89	114
Qualified XV	6,857.937	30.89	211,842
Qualified XVI	31,064.541	28.49	885,029
Qualified XVII	2,176.214	29.56	64,329
Qualified XVIII	1,897.241	31.10	59,004
Qualified XXVII	744,462.474	14.95	11,129,714
Qualified XXVIII	179,361.015	15.95	2,860,808
Qualified XXXII	3,875.542	15.36	59,528
Qualified XXXIII (0.65)	14.448	17.26	249
Qualified XXXIV	2,796.848	9.95	27,829
Qualified XXXVI	15,447.429	17.45	269,558
Qualified XXXVIII	39,332.618	10.23	402,373
Qualified XLIII	1,111.001	9.97	11,077
Qualified LIV	70,168.041	15.04	1,055,327
Qualified LVI	66,290.360	15.48	1,026,175
Qualified LIX	34.648	17.70	613
	4,827,093.490		$ 116,913,201
ING Small Company Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	14,210.600	$ 12.94	$ 183,885
ING U.S. Bond Index Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	294.941	$ 11.82	$ 3,486
ING Custom Choice 65	359.076	12.19	4,377
ING MAP PLUS NP12	170.373	12.03	2,050
ING MAP PLUS NP15	5,287.497	11.96	63,238
ING MAP PLUS NP20	3,562.538	11.86	42,252
ING MAP PLUS NP22	417.878	11.81	4,935
ING MAP PLUS NP25	48.237	11.75	567
ING MAP PLUS NP26	1,467.592	11.73	17,215
Qualified VI	374,699.462	11.82	4,428,948
Qualified XII (0.30)	16,101.081	12.24	197,077
Qualified XII (0.40)	16,785.521	12.19	204,616
Qualified XII (0.50)	14,402.564	12.15	174,991
Qualified XII (0.55)	21,388.585	12.13	259,444
Qualified XII (0.60)	2,674.804	12.10	32,365
Qualified XII (0.65)	2,660.629	12.08	32,140

Division/Contract	Units	Unit Value		Extended Value	
ING U.S. Bond Index Portfolio - Class I (continued)					
Qualified XII (0.70)	17,352.623	$	12.06	$	209,273
Qualified XII (0.75)	29,209.593		12.04		351,683
Qualified XII (0.80)	33,748.536		12.02		405,657
Qualified XII (0.85)	35,917.018		11.99		430,645
Qualified XII (0.90)	5,619.051		11.97		67,260
Qualified XII (0.95)	36,941.971		11.95		441,457
Qualified XII (1.00)	79,018.782		11.93		942,694
Qualified XII (1.05)	10,090.960		11.91		120,183
Qualified XII (1.10)	13,005.953		11.88		154,511
Qualified XII (1.15)	13,009.196		11.86		154,289
Qualified XII (1.20)	2,208.770		11.84		26,152
Qualified XII (1.25)	24,759.003		11.82		292,651
Qualified XII (1.40)	412.866		11.76		4,855
Qualified XII (1.45)	5.431		11.73		64
Qualified XII (1.50)	729.715		11.71		8,545
Qualified XV	3,972.474		11.95		47,471
Qualified XVI	6,267.530		11.71		73,393
Qualified XVII	380.228		11.82		4,494
Qualified XXI	11,374.969		12.02		136,727
Qualified XXXIV	155.578		12.04		1,873
Qualified XXXVIII	1,112.757		12.37		13,765
Qualified XLIII	408.724		12.06		4,929
Qualified LIV	3,218.519		12.02		38,687
Qualified LVI	4,634.887		12.26		56,824
	793,875.912			$	9,455,783
ING International Value Portfolio - Class I					
Currently payable annuity contracts:	174,610.525	$	11.61	$	2,027,228
Contracts in accumulation period:					
ING Custom Choice 62	518.786		11.12		5,769
ING Custom Choice 65	3,831.771		10.43		39,965
ING MAP PLUS NP8	1,914.794		11.53		22,078
ING MAP PLUS NP11	7,456.183		11.39		84,926
ING MAP PLUS NP12	931.913		11.35		10,577
ING MAP PLUS NP15	7,370.171		11.22		82,693
ING MAP PLUS NP19	439.487		11.04		4,852
ING MAP PLUS NP21	840.440		10.95		9,203
ING MAP PLUS NP22	565.310		10.91		6,168
ING MAP PLUS NP23	1,383.406		10.87		15,038
ING MAP PLUS NP24	212.890		10.82		2,303
ING MAP PLUS NP25	788.083		10.78		8,496
ING MAP PLUS NP27	471.850		10.70		5,049
ING MAP PLUS NP28	802.409		10.65		8,546
ING MAP PLUS NP32	277.164		10.49		2,907
Qualified VI	609,053.155		11.08		6,748,309
Qualified X (1.15)	45,715.873		11.20		512,018
Qualified X (1.25)	137,961.893		11.08		1,528,618
Qualified XII (0.00)	190.931		12.63		2,411
Qualified XII (0.10)	59.747		12.50		747

Division/Contract	Units	Unit Value	Extended Value
ING International Value Portfolio - Class I (continued)			
Qualified XII (0.20)	175,795.154	$ 12.37	$ 2,174,586
Qualified XII (0.25)	68,811.710	12.31	847,072
Qualified XII (0.30)	29,903.900	12.24	366,024
Qualified XII (0.40)	120,832.059	12.11	1,463,276
Qualified XII (0.50)	114,562.952	11.99	1,373,610
Qualified XII (0.55)	28,307.932	11.93	337,714
Qualified XII (0.60)	2,140,627.046	11.86	25,387,837
Qualified XII (0.65)	50,570.177	11.80	596,728
Qualified XII (0.70)	22,076.987	11.74	259,184
Qualified XII (0.75)	50,847.112	11.68	593,894
Qualified XII (0.80)	111,742.733	11.62	1,298,451
Qualified XII (0.85)	79,639.181	11.56	920,629
Qualified XII (0.90)	3,635.290	11.50	41,806
Qualified XII (0.95)	80,876.851	11.44	925,231
Qualified XII (1.00)	416,555.160	11.38	4,740,398
Qualified XII (1.05)	8,522.302	11.32	96,472
Qualified XII (1.10)	25,917.362	11.26	291,829
Qualified XII (1.15)	40,348.846	11.20	451,907
Qualified XII (1.20)	2,190.628	11.14	24,404
Qualified XII (1.25)	35,355.692	11.08	391,741
Qualified XII (1.30)	2,968.621	11.03	32,744
Qualified XII (1.35)	1,023.132	10.97	11,224
Qualified XII (1.40)	3,901.824	10.91	42,569
Qualified XII (1.45)	312.472	10.86	3,393
Qualified XII (1.50)	11.804	10.80	127
Qualified XIII	1,023.179	11.44	11,705
Qualified XV	4,042.016	11.44	46,241
Qualified XVI	15,012.972	10.80	162,140
Qualified XVIII	4,479.393	11.08	49,632
Qualified XXI	36,238.040	11.62	421,086
Qualified XXVIII	528,219.446	12.70	6,708,387
Qualified XXXII	826.107	11.36	9,385
Qualified XXXIII (0.65)	38,063.314	11.74	446,863
Qualified XXXIV	2,667.980	6.14	16,381
Qualified XXXVIII	13,744.724	6.31	86,729
Qualified XLIII	43.244	6.15	266
Qualified LIV	3,043.206	10.24	31,162
Qualified LVI	16,600.439	10.54	174,969
Qualified LIX	4,335.511	11.99	51,983
	5,279,073.279		$ 62,017,680
ING International Value Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	22,365.920	$ 9.40	$ 210,240

Division/Contract	Units	Unit Value	Extended Value
ING MidCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	2,273.580	$ 17.91	$ 40,720
ING Custom Choice 65	6,165.869	17.69	109,074
Qualified VI	685,704.767	16.12	11,053,561
Qualified X (1.15)	13,419.243	16.29	218,599
Qualified X (1.25)	41,818.967	16.12	674,122
Qualified XII (0.00)	32,870.268	18.37	603,827
Qualified XII (0.20)	13,890.846	17.99	249,896
Qualified XII (0.25)	29,105.487	17.90	520,988
Qualified XII (0.30)	11,438.469	17.80	203,605
Qualified XII (0.35)	39.686	17.71	703
Qualified XII (0.40)	21,384.316	17.62	376,792
Qualified XII (0.50)	28,459.716	17.44	496,337
Qualified XII (0.55)	38,420.139	17.35	666,589
Qualified XII (0.60)	17,267.866	17.26	298,043
Qualified XII (0.65)	47,277.460	17.17	811,754
Qualified XII (0.70)	50,268.570	17.08	858,587
Qualified XII (0.75)	149,789.719	16.99	2,544,927
Qualified XII (0.80)	97,926.420	16.90	1,654,956
Qualified XII (0.85)	112,532.386	16.81	1,891,669
Qualified XII (0.90)	2,448.739	16.72	40,943
Qualified XII (0.95)	104,619.733	16.64	1,740,872
Qualified XII (1.00)	331,079.062	16.55	5,479,358
Qualified XII (1.05)	1,799.142	16.46	29,614
Qualified XII (1.10)	20,661.285	16.38	338,432
Qualified XII (1.15)	10,829.311	16.29	176,409
Qualified XII (1.20)	3,290.782	16.21	53,344
Qualified XII (1.25)	29,237.393	16.12	471,307
Qualified XII (1.30)	418.701	16.04	6,716
Qualified XII (1.35)	13.347	15.95	213
Qualified XII (1.40)	1,373.940	15.87	21,804
Qualified XII (1.45)	16.000	15.79	253
Qualified XII (1.50)	189.019	15.71	2,969
Qualified XIII	364.906	16.64	6,072
Qualified XV	302.166	16.64	5,028
Qualified XVI	13,003.714	15.71	204,288
Qualified XVII	836.986	16.12	13,492
Qualified XVIII	4,972.404	16.12	80,155
Qualified XXXII	536.123	17.69	9,484
Qualified XXXIV	1,554.257	11.38	17,687
Qualified XXXVIII	22,858.647	11.69	267,218
Qualified XLIII	1,906.639	11.40	21,736
Qualified LIV	7,755.553	17.37	134,714
Qualified LVI	11,449.501	17.87	204,603
Qualified LIX	114.038	19.31	2,202
	1,971,685.162		$ 32,603,662

Division/Contract	Units	Unit Value	Extended Value
ING MidCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
ING MAP PLUS NP1	3,194.644	$ 12.27	$ 39,198
ING MAP PLUS NP6	374.955	12.22	4,582
ING MAP PLUS NP8	38,573.744	12.20	470,600
ING MAP PLUS NP9	12,255.195	12.19	149,391
ING MAP PLUS NP11	11,821.759	12.17	143,871
ING MAP PLUS NP12	174.942	12.16	2,127
ING MAP PLUS NP13	3,656.505	12.15	44,427
ING MAP PLUS NP14	36,016.115	12.14	437,236
ING MAP PLUS NP15	3,387.486	12.13	41,090
ING MAP PLUS NP17	9,069.297	12.11	109,829
ING MAP PLUS NP19	9,151.732	12.09	110,644
ING MAP PLUS NP20	3,083.055	12.08	37,243
ING MAP PLUS NP21	9,546.410	12.07	115,225
ING MAP PLUS NP22	2,824.134	12.06	34,059
ING MAP PLUS NP23	3,425.360	12.05	41,276
ING MAP PLUS NP24	183.971	12.04	2,215
ING MAP PLUS NP26	99.956	12.02	1,201
ING MAP PLUS NP27	82.087	12.01	986
ING MAP PLUS NP28	403.523	12.00	4,842
Qualified XXXV	16,974.797	15.64	265,486
	164,299.667		$ 2,055,528
ING SmallCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	1,767.795	$ 16.68	$ 29,487
ING Custom Choice 65	4,278.654	16.64	71,197
ING MAP PLUS NP3	602.962	17.18	10,359
ING MAP PLUS NP11	257.676	17.00	4,380
ING MAP PLUS NP15	454.792	16.91	7,691
ING MAP PLUS NP21	1,267.274	16.78	21,265
ING MAP PLUS NP24	963.361	16.71	16,098
Qualified V	67.878	10.36	703
Qualified VI	492,734.899	10.53	5,188,498
Qualified X (1.15)	15,611.484	10.64	166,106
Qualified X (1.25)	44,785.268	10.53	471,589
Qualified XII (0.20)	35,195.557	11.75	413,548
Qualified XII (0.25)	324,939.257	11.69	3,798,540
Qualified XII (0.30)	7,066.485	11.63	82,183
Qualified XII (0.40)	5,075.293	11.51	58,417
Qualified XII (0.50)	26,827.713	11.39	305,568
Qualified XII (0.55)	35,371.140	11.33	400,755
Qualified XII (0.60)	21,813.079	11.27	245,833
Qualified XII (0.65)	256,031.707	11.21	2,870,115
Qualified XII (0.70)	20,725.811	11.15	231,093
Qualified XII (0.75)	16,464.380	11.10	182,755
Qualified XII (0.80)	100,018.780	11.04	1,104,207
Qualified XII (0.85)	77,145.226	10.98	847,055
Qualified XII (0.90)	1,414.067	10.92	15,442

Division/Contract	Units	Unit Value	Extended Value
ING SmallCap Opportunities Portfolio - Class I			
(continued)			
Qualified XII (0.95)	72,009.080	$ 10.87	$ 782,739
Qualified XII (1.00)	341,818.651	10.81	3,695,060
Qualified XII (1.05)	3,081.146	10.75	33,122
Qualified XII (1.10)	10,401.434	10.70	111,295
Qualified XII (1.15)	12,436.028	10.64	132,319
Qualified XII (1.20)	1,155.063	10.59	12,232
Qualified XII (1.25)	22,477.632	10.53	236,689
Qualified XII (1.30)	1,502.829	10.48	15,750
Qualified XII (1.40)	2,631.296	10.37	27,287
Qualified XII (1.45)	533.602	10.31	5,501
Qualified XV	322.534	10.87	3,506
Qualified XVI	9,117.498	10.26	93,546
Qualified XVIII	213.292	10.53	2,246
Qualified XXXIV	83.517	10.80	902
Qualified XLIII	438.300	10.82	4,742
Qualified LIV	10,744.538	16.33	175,458
Qualified LVI	2,328.275	16.81	39,138
Qualified LIX	6,767.735	12.35	83,582
	1,988,942.988		$ 21,997,998
ING SmallCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	6,143.004	$ 14.08	$ 86,493
Invesco Mid Cap Core Equity Fund - Class A			
Contracts in accumulation period:			
ING Custom Choice 65	33.837	$ 12.91	$ 437
ING MAP PLUS NP1	3,438.173	14.40	49,510
ING MAP PLUS NP9	24.390	13.95	340
ING MAP PLUS NP11	15,806.061	13.84	218,756
ING MAP PLUS NP12	7,339.123	13.79	101,207
ING MAP PLUS NP14	3,032.625	13.68	41,486
ING MAP PLUS NP15	2,023.585	13.62	27,561
ING MAP PLUS NP17	6,644.531	13.52	89,834
ING MAP PLUS NP18	1,094.202	13.46	14,728
ING MAP PLUS NP22	98.657	13.25	1,307
ING MAP PLUS NP23	1,209.730	13.20	15,968
ING MAP PLUS NP26	263.351	13.04	3,434
ING MAP PLUS NP28	21.080	12.94	273
ING MAP PLUS NP30	19.469	12.84	250
ING MAP PLUS NP32	29.831	12.74	380
Qualified VI	56,249.747	12.62	709,872
Qualified XII (0.00)	42,142.584	13.04	549,539
Qualified XII (0.30)	702.718	12.94	9,093
Qualified XII (0.40)	5,442.898	12.91	70,268
Qualified XII (0.50)	353.004	12.87	4,543
Qualified XII (0.55)	206.521	12.85	2,654
Qualified XII (0.60)	94.978	12.84	1,220
Qualified XII (0.65)	259.789	12.82	3,330

Division/Contract	Units	Unit Value	Extended Value
Invesco Mid Cap Core Equity Fund - Class A (continued)			
Qualified XII (0.70)	5,341.160	$ 12.80	$ 68,367
Qualified XII (0.75)	1,407.776	12.79	18,005
Qualified XII (0.80)	2,182.875	12.77	27,875
Qualified XII (0.85)	11,937.453	12.75	152,203
Qualified XII (0.90)	127.425	12.74	1,623
Qualified XII (0.95)	12,715.906	12.72	161,746
Qualified XII (1.00)	35,891.131	15.49	555,954
Qualified XII (1.10)	1,395.366	12.67	17,679
Qualified XII (1.15)	49.726	12.65	629
Qualified XII (1.25)	2,542.984	12.62	32,092
Qualified XII (1.40)	339.572	12.57	4,268
Qualified XII (1.45)	11.118	12.55	140
Qualified XII (1.50)	312.908	12.54	3,924
Qualified XVI	220.981	12.54	2,771
Qualified XXVII	145,422.484	12.87	1,871,587
Qualified XXXIV	63.067	12.74	803
Qualified LIV	2,185.689	12.77	27,911
Qualified LVI	2,080.198	12.96	26,959
	370,758.703		$ 4,890,526
Invesco Small Cap Growth Fund - Class A			
Contracts in accumulation period:			
Qualified XII (1.00)	2,250.495	$ 14.15	$ 31,844
Invesco Endeavor Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP13	11.677	$ 12.26	$ 143
Invesco Global Health Care Fund - Investor Class			
Contracts in accumulation period:			
ING MAP PLUS NP8	1,703.901	$ 34.72	$ 59,159
ING MAP PLUS NP11	1,518.113	34.38	52,193
ING MAP PLUS NP15	148.839	33.94	5,052
ING MAP PLUS NP18	58.359	33.61	1,961
ING MAP PLUS NP21	778.267	33.29	25,909
ING MAP PLUS NP22	772.232	33.18	25,623
ING MAP PLUS NP23	88.285	33.07	2,920
ING MAP PLUS NP28	96.620	32.54	3,144
	5,164.616		$ 175,961
Invesco Van Kampen Small Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP3	309.711	$ 15.27	$ 4,729
ING MAP PLUS NP8	17.328	15.17	263
ING MAP PLUS NP11	1,688.170	15.11	25,508
ING MAP PLUS NP17	1,628.585	14.99	24,412
ING MAP PLUS NP26	1,421.337	14.81	21,050
ING MAP PLUS NP30	36.643	14.73	540
ING MAP PLUS NP32	342.121	14.69	5,026
	5,443.895		$ 81,528

Division/Contract	Units	Unit Value	Extended Value
Invesco Van Kampen Small Cap Value Fund - Class Y			
Contracts in accumulation period:			
Qualified XLII	1,024,018.552	$ 8.62	$ 8,827,040
Invesco V.I. Capital Appreciation Fund - Series I Shares			
Currently payable annuity contracts:	5,852.545	$4.94 to $9.66	$ 29,768
Contracts in accumulation period:			
ING Custom Choice 65	3,248.361	10.05	32,646
Qualified VI	808,905.602	8.11	6,560,224
Qualified VIII	1,851.490	8.10	14,997
Qualified X (1.15)	44,047.806	8.21	361,632
Qualified X (1.25)	42,641.407	8.11	345,822
Qualified XII (0.05)	3,897.289	9.16	35,699
Qualified XII (0.20)	8,565.511	9.27	79,402
Qualified XII (0.25)	18,086.339	9.21	166,575
Qualified XII (0.30)	5,815.668	9.15	53,213
Qualified XII (0.40)	21,470.947	9.04	194,097
Qualified XII (0.50)	21,768.400	8.92	194,174
Qualified XII (0.55)	23,213.593	8.86	205,672
Qualified XII (0.60)	11,748.427	8.81	103,504
Qualified XII (0.65)	125,823.273	8.75	1,100,954
Qualified XII (0.70)	37,128.762	8.70	323,020
Qualified XII (0.75)	42,457.194	8.64	366,830
Qualified XII (0.80)	76,192.098	8.59	654,490
Qualified XII (0.85)	196,242.461	8.53	1,673,948
Qualified XII (0.90)	2,620.670	8.48	22,223
Qualified XII (0.95)	149,554.862	8.43	1,260,747
Qualified XII (1.00)	159,805.287	8.37	1,337,570
Qualified XII (1.05)	26,397.999	8.32	219,631
Qualified XII (1.10)	50,108.498	8.27	414,397
Qualified XII (1.15)	15,460.488	8.21	126,931
Qualified XII (1.20)	19,136.240	8.16	156,152
Qualified XII (1.25)	35,318.668	8.11	286,434
Qualified XII (1.30)	3,951.706	8.06	31,851
Qualified XII (1.35)	2.000	8.01	16
Qualified XII (1.40)	14,887.799	7.96	118,507
Qualified XII (1.45)	1,598.705	7.91	12,646
Qualified XII (1.50)	2,763.015	7.86	21,717
Qualified XV	9,666.851	8.40	81,202
Qualified XVI	28,212.444	7.86	221,750
Qualified XVIII	319.439	8.11	2,591
Qualified XXVII	330,032.455	5.16	1,702,967
Qualified XXXII	284.134	9.49	2,696
Qualified XXXIV	10,385.718	7.02	72,908
Qualified XXXVI	682.961	9.69	6,618
Qualified XXXVIII	7,121.967	7.21	51,349
Qualified XLIII	779.358	7.03	5,479
Qualified LIV	6,425.618	9.86	63,357
Qualified LVI	28,168.696	10.14	285,631
	2,402,642.751		$ 19,002,037

Division/Contract	Units	Unit Value	Extended Value
Invesco V.I. Core Equity Fund - Series I Shares			
Currently payable annuity contracts:	52,922.970	$12.17 to $13.68	$ 719,714
Contracts in accumulation period:			
ING Custom Choice 65	8,874.156	13.18	116,961
Qualified VI	1,121,646.483	9.92	11,126,733
Qualified X (1.15)	51,360.636	10.05	516,174
Qualified X (1.25)	48,092.786	9.92	477,080
Qualified XII (0.05)	11,787.087	11.21	132,133
Qualified XII (0.20)	13,132.503	11.34	148,923
Qualified XII (0.25)	18,670.069	11.27	210,412
Qualified XII (0.30)	12,508.598	11.19	139,971
Qualified XII (0.35)	1,072.564	11.12	11,927
Qualified XII (0.40)	24,307.969	11.05	268,603
Qualified XII (0.50)	23,759.392	10.91	259,215
Qualified XII (0.55)	40,947.758	10.84	443,874
Qualified XII (0.60)	18,171.521	10.78	195,889
Qualified XII (0.65)	114,277.136	10.71	1,223,908
Qualified XII (0.70)	49,666.088	10.64	528,447
Qualified XII (0.75)	50,550.368	10.57	534,317
Qualified XII (0.80)	110,565.602	10.51	1,162,044
Qualified XII (0.85)	184,223.925	10.44	1,923,298
Qualified XII (0.90)	6,563.151	10.37	68,060
Qualified XII (0.95)	176,657.287	10.31	1,821,337
Qualified XII (1.00)	426,367.405	10.24	4,366,002
Qualified XII (1.05)	52,221.258	10.18	531,612
Qualified XII (1.10)	52,107.145	10.11	526,803
Qualified XII (1.15)	27,417.778	10.05	275,549
Qualified XII (1.20)	26,534.454	9.98	264,814
Qualified XII (1.25)	52,372.143	9.92	519,532
Qualified XII (1.30)	1,596.764	9.86	15,744
Qualified XII (1.35)	0.146	9.80	1
Qualified XII (1.40)	11,968.445	9.73	116,453
Qualified XII (1.45)	4,067.967	9.67	39,337
Qualified XII (1.50)	6,554.140	9.61	62,985
Qualified XV	3,311.455	10.28	34,042
Qualified XVI	29,720.542	9.61	285,614
Qualified XVII	328.853	9.93	3,266
Qualified XVIII	3,021.838	9.93	30,007
Qualified XXVII	556,507.423	8.08	4,496,580
Qualified XXXII	429.966	13.33	5,731
Qualified XXXIII (0.65)	3,285.726	13.89	45,639
Qualified XXXIV	12,260.259	9.39	115,124
Qualified XXXVI	3,998.436	14.03	56,098
Qualified XXXVIII	24,961.058	9.66	241,124
Qualified XLIII	239.695	9.41	2,256
Qualified LIV	3,368.543	12.93	43,555
Qualified LVI	50,638.293	13.29	672,983
Qualified LIX	773.026	14.19	10,969
	3,493,810.807		$ 34,790,840

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Series Balanced Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	3,648.353	$ 35.68	$ 130,173
Qualified XII (0.40)	0.193	35.79	7
Qualified XII (0.50)	190.896	24.53	4,683
Qualified XII (0.65)	15.038	22.87	344
Qualified XII (0.70)	6.674	22.71	152
Qualified XII (0.90)	60.671	23.43	1,422
Qualified XII (0.95)	150.424	33.30	5,009
Qualified XII (1.00)	173.889	33.04	5,745
Qualified XII (1.15)	57.602	32.27	1,859
Qualified XII (1.20)	34.547	32.02	1,106
Qualified XII (1.40)	0.074	31.03	2
	4,338.361		$ 150,502
Janus Aspen Series Enterprise Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	9,049.790	$ 30.67	$ 277,557
Qualified XII (0.40)	10.793	23.10	249
Qualified XII (0.45)	0.050	19.71	1
Qualified XII (0.50)	200.550	20.24	4,059
Qualified XII (0.65)	15.006	19.18	288
Qualified XII (0.70)	727.500	19.05	13,859
Qualified XII (0.85)	139.606	21.83	3,048
Qualified XII (0.90)	28.425	19.66	559
Qualified XII (0.95)	161.551	21.49	3,472
Qualified XII (1.00)	8.960	21.32	191
Qualified XII (1.20)	677.350	20.66	13,994
Qualified XII (1.50)	12.704	19.71	250
Qualified XVII	151.803	30.67	4,656
	11,184.088		$ 322,183
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	1,446.844	$ 29.46	$ 42,624
Qualified X (1.15)	7.614	20.09	153
Qualified XII (0.50)	21.198	22.31	473
Qualified XII (0.60)	0.229	21.60	5
Qualified XII (0.70)	767.954	21.31	16,365
Qualified XII (0.80)	20.217	21.46	434
Qualified XII (0.85)	1.343	26.20	35
Qualified XII (0.95)	0.202	25.80	5
Qualified XII (1.00)	186.648	25.59	4,776
Qualified XII (1.15)	11.384	25.00	285
Qualified XII (1.50)	7.924	23.67	188
	2,471.557		$ 65,343

Division/Contract	Units	Unit Value		Extended Value	
Janus Aspen Series Janus Portfolio - Institutional Shares					
Contracts in accumulation period:					
Qualified VI	1,925.647	$	19.60	$	37,743
Qualified X (1.15)	18.069		21.31		385
Qualified XII (0.50)	237.268		12.96		3,075
Qualified XII (0.70)	964.006		11.90		11,472
Qualified XII (0.80)	55.818		12.92		721
Qualified XII (0.85)	0.179		17.83		3
Qualified XII (0.90)	35.407		12.38		438
Qualified XII (0.95)	72.141		17.56		1,267
Qualified XII (1.00)	6.109		17.42		106
Qualified XII (1.05)	1.835		17.29		32
Qualified XII (1.40)	3.336		16.36		55
Qualified XXXIV	220.049		8.54		1,879
	3,539.864			$	57,176
Janus Aspen Series Worldwide Portfolio - Institutional Shares					
Contracts in accumulation period:					
Qualified VI	4,269.786	$	19.68	$	84,029
Qualified XII (0.40)	57.235		18.15		1,039
Qualified XII (0.45)	0.092		10.50		1
Qualified XII (0.50)	172.893		11.70		2,023
Qualified XII (0.65)	14.967		10.22		153
Qualified XII (0.70)	945.524		10.15		9,597
Qualified XII (0.80)	40.992		11.77		482
Qualified XII (0.85)	82.545		17.15		1,416
Qualified XII (0.90)	57.485		11.36		653
Qualified XII (0.95)	77.034		16.88		1,300
Qualified XII (1.00)	251.556		16.75		4,214
Qualified XII (1.15)	91.112		16.36		1,491
Qualified XII (1.20)	196.068		16.24		3,184
Qualified XII (1.50)	4.382		15.49		68
Qualified XVII	213.254		19.68		4,197
	6,474.925			$	113,847
Lazard U.S. Mid Cap Equity Portfolio - Open Shares					
Contracts in accumulation period:					
ING Custom Choice 65	97.731	$	8.52	$	833
ING MAP PLUS NP8	23,971.713		8.46		202,801
ING MAP PLUS NP17	489.331		8.28		4,052
Qualified VI	67,635.010		8.19		553,931
Qualified XII (0.00)	857.810		8.68		7,446
Qualified XII (0.20)	4,211.595		8.60		36,220
Qualified XII (0.40)	5,523.772		8.52		47,063
Qualified XII (0.50)	236,493.855		8.48		2,005,468
Qualified XII (0.55)	140.157		8.46		1,186
Qualified XII (0.60)	3,317.264		8.44		27,998
Qualified XII (0.65)	28.184		8.42		237
Qualified XII (0.70)	678.446		8.40		5,699
Qualified XII (0.75)	11,345.473		8.38		95,075
Qualified XII (0.80)	19,180.684		8.36		160,351

378

Division/Contract	Units	Unit Value	Extended Value
Lazard U.S. Mid Cap Equity Portfolio - Open Shares (continued)			
Qualified XII (0.85)	28,222.465	$ 8.34	$ 235,375
Qualified XII (0.95)	9,562.941	8.30	79,372
Qualified XII (1.00)	26,095.254	8.28	216,069
Qualified XII (1.05)	143.519	8.26	1,185
Qualified XII (1.10)	613.900	8.24	5,059
Qualified XII (1.15)	39.221	8.22	322
Qualified XII (1.20)	2,186.285	8.21	17,949
Qualified XII (1.25)	2,137.405	8.19	17,505
Qualified XII (1.35)	2,693.778	8.15	21,954
Qualified XII (1.40)	46.074	8.13	375
Qualified XV	18.202	8.30	151
Qualified XVI	4,634.294	8.09	37,491
Qualified XVII	291.921	8.19	2,391
Qualified XXXIV	65.869	8.88	585
Qualified XXXVIII	164.298	9.13	1,500
Qualified LIV	932.533	8.36	7,796
	451,818.984		$ 3,793,439
LKCM Aquinas Growth Fund			
Contracts in accumulation period:			
Qualified XXXIV	28,941.489	$ 10.05	$ 290,862
Loomis Sayles Small Cap Value Fund - Retail Class			
Contracts in accumulation period:			
ING Custom Choice 62	13.607	$ 10.84	$ 147
ING Custom Choice 65	362.390	11.19	4,055
Qualified VI	178,747.889	10.84	1,937,627
Qualified XII (0.30)	156.822	11.23	1,761
Qualified XII (0.40)	9,938.409	11.19	111,211
Qualified XII (0.50)	24,093.814	11.14	268,405
Qualified XII (0.55)	1,139.910	11.12	12,676
Qualified XII (0.60)	6,595.059	11.10	73,205
Qualified XII (0.65)	1,582.088	11.08	17,530
Qualified XII (0.70)	3,755.295	11.06	41,534
Qualified XII (0.75)	25,922.368	11.04	286,183
Qualified XII (0.80)	12,254.088	11.02	135,040
Qualified XII (0.85)	67,440.212	11.00	741,842
Qualified XII (0.90)	2,654.931	10.98	29,151
Qualified XII (0.95)	27,053.824	10.96	296,510
Qualified XII (1.00)	168,310.225	10.94	1,841,314
Qualified XII (1.05)	364.172	10.92	3,977
Qualified XII (1.10)	7,406.299	10.90	80,729
Qualified XII (1.15)	4,894.812	10.88	53,256
Qualified XII (1.20)	41.654	10.86	452
Qualified XII (1.25)	4,840.411	10.84	52,470
Qualified XII (1.40)	595.076	10.78	6,415
Qualified XII (1.50)	154.260	10.75	1,658
Qualified XVI	6,681.102	10.75	71,822
Qualified XXI	83,693.922	11.02	922,307

Division/Contract	Units	Unit Value	Extended Value
Loomis Sayles Small Cap Value Fund - Retail Class (continued)			
Qualified XXXIV	112.636	$ 11.04	$ 1,244
Qualified XXXVIII	1,532.832	11.35	17,398
Qualified LIV	18,882.866	11.02	208,089
Qualified LVI	8,560.720	11.25	96,308
	667,781.693		$ 7,314,316
Lord Abbett Developing Growth Fund, Inc. - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP8	1,296.925	$ 14.26	$ 18,494
ING MAP PLUS NP11	1,818.999	14.22	25,866
ING MAP PLUS NP13	90.794	14.19	1,288
ING MAP PLUS NP14	1,780.606	14.18	25,249
ING MAP PLUS NP15	66.997	14.16	949
ING MAP PLUS NP26	124.433	14.01	1,743
ING MAP PLUS NP30	222.210	13.96	3,102
	5,400.964		$ 76,691
Lord Abbett Core Fixed Income Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP15	176.314	$ 10.61	$ 1,871
ING MAP PLUS NP20	482.255	10.57	5,097
ING MAP PLUS NP24	4,194.953	10.53	44,173
ING MAP PLUS NP26	13.764	10.52	145
	4,867.286		$ 51,286
Lord Abbett Mid-Cap Value Fund, Inc. - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP8	12,539.211	$ 13.08	$ 164,013
ING MAP PLUS NP9	18,470.688	13.03	240,673
ING MAP PLUS NP11	12,081.315	12.93	156,211
ING MAP PLUS NP12	1,054.635	12.88	13,584
ING MAP PLUS NP13	1,378.949	12.83	17,692
ING MAP PLUS NP15	20,652.555	12.73	262,907
ING MAP PLUS NP16	78.731	12.68	998
ING MAP PLUS NP17	2,624.935	12.63	33,153
ING MAP PLUS NP20	13,692.199	12.48	170,879
ING MAP PLUS NP23	2,983.783	12.33	36,790
ING MAP PLUS NP26	86.252	12.18	1,051
ING MAP PLUS NP28	1,059.425	12.09	12,808
ING MAP PLUS NP32	323.250	11.90	3,847
Qualified XII (1.00)	15,225.996	15.01	228,542
	102,251.924		$ 1,343,148

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Small-Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP8	13,233.085	$ 18.50	$ 244,812
ING MAP PLUS NP9	106.146	18.43	1,956
ING MAP PLUS NP11	18,663.089	18.29	341,348
ING MAP PLUS NP12	452.341	18.21	8,237
ING MAP PLUS NP13	393.378	18.14	7,136
ING MAP PLUS NP14	608.442	18.07	10,995
ING MAP PLUS NP15	3,338.053	18.00	60,085
ING MAP PLUS NP17	108.214	17.86	1,933
ING MAP PLUS NP20	11,064.555	17.65	195,289
ING MAP PLUS NP21	4,605.054	17.58	80,957
ING MAP PLUS NP23	9,218.787	17.44	160,776
ING MAP PLUS NP29	1,414.089	17.03	24,082
	63,205.233		$ 1,137,606
Lord Abbett Fundamental Equity Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	1,874.046	$ 11.85	$ 22,207
ING MAP PLUS NP18	167.141	11.66	1,949
ING MAP PLUS NP21	1,711.231	11.62	19,885
ING MAP PLUS NP30	98.892	11.52	1,139
	3,851.310		$ 45,180
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC			
Currently payable annuity contracts:	68,085.933	$ 13.51	$ 919,841
Contracts in accumulation period:			
ING Custom Choice 62	758.075	12.52	9,491
ING Custom Choice 65	14,811.293	11.60	171,811
Qualified VI	1,224,326.095	13.00	15,916,239
Qualified X (1.15)	53,996.549	13.13	708,975
Qualified X (1.25)	143,372.076	13.00	1,863,837
Qualified XII (0.10)	81.821	14.66	1,199
Qualified XII (0.20)	118,598.974	14.51	1,720,871
Qualified XII (0.25)	128,101.683	14.43	1,848,507
Qualified XII (0.30)	31,626.408	14.35	453,839
Qualified XII (0.35)	130.608	14.28	1,865
Qualified XII (0.40)	71,716.788	14.21	1,019,096
Qualified XII (0.50)	54,942.927	14.06	772,498
Qualified XII (0.55)	34,220.770	13.98	478,406
Qualified XII (0.60)	1,013,189.523	13.91	14,093,466
Qualified XII (0.65)	140,878.105	13.84	1,949,753
Qualified XII (0.70)	84,097.630	13.77	1,158,024
Qualified XII (0.75)	70,963.108	13.69	971,485
Qualified XII (0.80)	76,153.825	13.62	1,037,215
Qualified XII (0.85)	369,790.605	13.55	5,010,663
Qualified XII (0.90)	8,788.166	13.48	118,464
Qualified XII (0.95)	253,651.166	13.41	3,401,462
Qualified XII (1.00)	732,382.810	13.34	9,769,987
Qualified XII (1.05)	20,886.295	13.27	277,161
Qualified XII (1.10)	38,136.166	13.20	503,397

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC (continued)			
Qualified XII (1.15)	32,890.276	$ 13.13	$ 431,849
Qualified XII (1.20)	8,303.716	13.07	108,530
Qualified XII (1.25)	82,997.602	13.00	1,078,969
Qualified XII (1.30)	6,668.993	12.93	86,230
Qualified XII (1.35)	1,164.700	12.86	14,978
Qualified XII (1.40)	5,401.719	12.80	69,142
Qualified XII (1.45)	963.413	12.73	12,264
Qualified XII (1.50)	1,644.367	12.66	20,818
Qualified XIII	359.664	13.41	4,823
Qualified XV	6,743.574	13.41	90,431
Qualified XVI	43,191.641	12.66	546,806
Qualified XVII	1,194.138	13.00	15,524
Qualified XVIII	1,848.660	13.00	24,033
Qualified XXVII	886,700.617	16.51	14,639,427
Qualified XXVIII	576,679.357	14.30	8,246,515
Qualified XXXII	3,004.596	13.09	39,330
Qualified XXXIII (0.65)	31,931.648	15.49	494,621
Qualified XXXIV	1,781.424	8.50	15,142
Qualified XXXVIII	11,649.551	8.73	101,701
Qualified XLIII	1,870.573	8.51	15,919
Qualified LIV	35,868.328	11.38	408,182
Qualified LVI	26,280.965	11.70	307,487
	6,522,826.921		$ 90,950,273
Massachusetts Investors Growth Stock Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP8	22,922.681	$ 12.95	$ 296,849
ING MAP PLUS NP12	7,425.285	12.75	94,672
ING MAP PLUS NP15	1,113.589	12.60	14,031
ING MAP PLUS NP17	1,020.031	12.50	12,750
ING MAP PLUS NP18	19.339	12.45	241
ING MAP PLUS NP20	265.940	12.35	3,284
ING MAP PLUS NP23	546.236	12.20	6,664
	33,313.101		$ 428,491
Neuberger Berman Genesis Fund® - Trust Class			
Contracts in accumulation period:			
ING MAP PLUS NP11	3,250.135	$ 12.15	$ 39,489
ING MAP PLUS NP18	2,217.859	12.09	26,814
ING MAP PLUS NP30	11.229	11.99	135
	5,479.223		$ 66,438

Division/Contract	Units	Unit Value	Extended Value
Neuberger Berman Socially Responsive Fund® - Trust Class			
Contracts in accumulation period:			
ING Custom Choice 62	212.371	$ 10.20	$ 2,166
ING MAP PLUS NP6	8,165.452	10.64	86,880
ING MAP PLUS NP8	5,214.510	10.58	55,170
ING MAP PLUS NP9	31,116.506	10.55	328,279
ING MAP PLUS NP11	980.474	10.49	10,285
ING MAP PLUS NP12	17,379.237	10.46	181,787
ING MAP PLUS NP13	590.739	10.44	6,167
ING MAP PLUS NP14	17,149.677	10.41	178,528
ING MAP PLUS NP15	26,072.914	10.38	270,637
ING MAP PLUS NP16	886.701	10.35	9,177
ING MAP PLUS NP17	9,030.783	10.32	93,198
ING MAP PLUS NP18	624.259	10.29	6,424
ING MAP PLUS NP19	1,154.385	10.26	11,844
ING MAP PLUS NP22	833.909	10.17	8,481
ING MAP PLUS NP25	5,512.035	10.09	55,616
ING MAP PLUS NP26	1,699.034	10.06	17,092
ING MAP PLUS NP28	112.073	10.00	1,121
ING MAP PLUS NP32	178.198	9.89	1,762
Qualified V	79.773	10.11	807
Qualified VI	191,546.676	10.20	1,953,776
Qualified XII (0.25)	308.949	10.80	3,337
Qualified XII (0.30)	2,117.982	10.77	22,811
Qualified XII (0.40)	5,148.279	10.70	55,087
Qualified XII (0.50)	18,133.856	10.64	192,944
Qualified XII (0.55)	24,007.192	10.61	254,716
Qualified XII (0.60)	26,248.630	10.58	277,711
Qualified XII (0.65)	20,286.723	10.55	214,025
Qualified XII (0.70)	9,711.490	10.52	102,165
Qualified XII (0.75)	22,037.231	10.49	231,171
Qualified XII (0.80)	7,387.912	10.46	77,278
Qualified XII (0.85)	44,934.936	10.43	468,671
Qualified XII (0.90)	956.130	10.41	9,953
Qualified XII (0.95)	46,798.940	10.38	485,773
Qualified XII (1.00)	396,970.606	10.35	4,108,646
Qualified XII (1.05)	3,914.744	10.32	40,400
Qualified XII (1.10)	5,966.181	10.29	61,392
Qualified XII (1.15)	4,487.019	10.26	46,037
Qualified XII (1.20)	4,825.238	10.23	49,362
Qualified XII (1.25)	18,964.269	10.20	193,436
Qualified XII (1.30)	78.679	10.17	800
Qualified XII (1.40)	1,832.735	10.11	18,529
Qualified XV	375.763	10.38	3,900
Qualified XVI	7,887.924	10.06	79,353
Qualified XXXIV	380.056	9.22	3,504
Qualified XXXVIII	2,075.341	9.47	19,653
Qualified LIV	1,603.196	10.52	16,866
Qualified LVI	5,545.950	10.81	59,952
	1,001,525.657		$ 10,376,669

Division/Contract	Units	Unit Value	Extended Value
New Perspective Fund®, Inc. - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	125,636.315	$ 15.07	$ 1,893,339
ING MAP PLUS NP6	10,304.241	14.77	152,194
ING MAP PLUS NP8	24,826.780	14.65	363,712
ING MAP PLUS NP9	4,733.762	14.60	69,113
ING MAP PLUS NP10	233.864	14.54	3,400
ING MAP PLUS NP11	6,756.008	14.48	97,827
ING MAP PLUS NP12	7,474.907	14.42	107,788
ING MAP PLUS NP13	2,632.288	14.37	37,826
ING MAP PLUS NP14	17,810.467	14.31	254,868
ING MAP PLUS NP15	15,514.507	14.25	221,082
ING MAP PLUS NP17	2,088.989	14.14	29,538
ING MAP PLUS NP18	488.881	14.09	6,888
ING MAP PLUS NP19	1,763.990	14.03	24,749
ING MAP PLUS NP21	4,524.888	13.92	62,986
ING MAP PLUS NP22	1,640.544	13.87	22,754
ING MAP PLUS NP23	3,884.214	13.81	53,641
ING MAP PLUS NP24	2,039.041	13.76	28,057
ING MAP PLUS NP25	1.620	13.70	22
ING MAP PLUS NP26	1,504.985	13.65	20,543
ING MAP PLUS NP28	1,809.468	13.54	24,500
ING MAP PLUS NP29	35.259	13.49	476
ING MAP PLUS NP30	30.148	13.43	405
ING MAP PLUS NP32	131.692	13.33	1,755
	235,866.858		$ 3,477,463
New Perspective Fund®, Inc. - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	612.079	$ 14.65	$ 8,967
ING Custom Choice 65	3,225.940	14.05	45,324
Qualified VI	818,726.088	14.26	11,675,034
Qualified XII (0.00)	51,749.153	15.69	811,944
Qualified XII (0.20)	147,102.621	15.45	2,272,735
Qualified XII (0.25)	2,063.010	15.40	31,770
Qualified XII (0.30)	50,766.797	15.34	778,763
Qualified XII (0.35)	2,552.604	15.28	39,004
Qualified XII (0.40)	45,889.172	15.22	698,433
Qualified XII (0.50)	866,891.059	15.10	13,090,055
Qualified XII (0.55)	35,787.564	15.04	538,245
Qualified XII (0.60)	22,867.806	14.99	342,788
Qualified XII (0.65)	52,508.476	14.93	783,952
Qualified XII (0.70)	27,032.188	14.87	401,969
Qualified XII (0.75)	209,691.097	14.82	3,107,622
Qualified XII (0.80)	172,932.276	14.76	2,552,480
Qualified XII (0.85)	220,524.104	14.70	3,241,704
Qualified XII (0.90)	2,951.453	14.65	43,239
Qualified XII (0.95)	292,742.582	14.59	4,271,114
Qualified XII (1.00)	555,728.736	14.53	8,074,739
Qualified XII (1.05)	8,168.747	14.48	118,283

Division/Contract	Units	Unit Value	Extended Value
New Perspective Fund®, Inc. - Class R-4 (continued)			
Qualified XII (1.10)	17,858.540	$ 14.42	$ 257,520
Qualified XII (1.15)	14,208.549	14.37	204,177
Qualified XII (1.20)	16,606.190	14.31	237,635
Qualified XII (1.25)	61,585.805	14.26	878,214
Qualified XII (1.30)	1,761.887	14.20	25,019
Qualified XII (1.35)	917.850	14.15	12,988
Qualified XII (1.40)	8,507.991	14.10	119,963
Qualified XII (1.45)	1,048.867	14.04	14,726
Qualified XII (1.50)	722.813	13.99	10,112
Qualified XV	1,163.467	14.59	16,975
Qualified XVI	12,570.518	13.99	175,862
Qualified XVII	2,785.784	14.37	40,032
Qualified XXI	214,935.275	14.76	3,172,445
Qualified XXVII	621,220.097	13.31	8,268,439
Qualified XXXIII (0.65)	22,285.030	15.34	341,852
Qualified XXXVIII	11,187.315	8.77	98,113
Qualified LIV	13,851.260	13.79	191,009
Qualified LVI	4,961.066	14.18	70,348
	4,618,691.856		$ 67,063,593
Oppenheimer Capital Appreciation Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	186.162	$ 10.62	$ 1,977
ING MAP PLUS NP12	942.406	10.49	9,886
ING MAP PLUS NP15	29,376.160	10.37	304,631
ING MAP PLUS NP19	6,733.729	10.21	68,751
ING MAP PLUS NP21	7.350	10.13	74
ING MAP PLUS NP22	444.875	10.09	4,489
ING MAP PLUS NP23	1,005.908	10.05	10,109
	38,696.590		$ 399,917
Oppenheimer Developing Markets Fund - Class A			
Contracts in accumulation period:			
ING Custom Choice 62	4,871.723	$ 30.62	$ 149,172
ING Custom Choice 65	14,369.678	22.41	322,024
ING MAP PLUS NP1	22,456.728	30.05	674,825
ING MAP PLUS NP3	984.402	29.82	29,355
ING MAP PLUS NP4	2,641.982	29.70	78,467
ING MAP PLUS NP6	5,686.942	29.47	167,594
ING MAP PLUS NP8	4,392.670	29.23	128,398
ING MAP PLUS NP9	3,930.649	29.12	114,460
ING MAP PLUS NP11	3,597.375	28.89	103,928
ING MAP PLUS NP12	9,958.209	28.78	286,597
ING MAP PLUS NP13	148.050	28.66	4,243
ING MAP PLUS NP14	6,938.616	28.55	198,097
ING MAP PLUS NP15	10,571.459	28.44	300,652
ING MAP PLUS NP16	6,114.709	28.32	173,169
ING MAP PLUS NP17	6,297.515	28.21	177,653
ING MAP PLUS NP18	2,241.324	28.10	62,981
ING MAP PLUS NP19	5,092.663	27.99	142,544

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Developing Markets Fund - Class A			
(continued)			
ING MAP PLUS NP20	1,080.243	$ 27.88	$ 30,117
ING MAP PLUS NP21	6,284.685	27.77	174,526
ING MAP PLUS NP22	2,354.728	27.66	65,132
ING MAP PLUS NP23	4,019.082	27.55	110,726
ING MAP PLUS NP25	805.016	27.33	22,001
ING MAP PLUS NP26	1,390.692	27.23	37,869
ING MAP PLUS NP28	101.341	27.01	2,737
ING MAP PLUS NP32	26.496	26.59	705
Qualified V	58.676	60.22	3,533
Qualified VI	1,095,189.298	61.33	67,167,960
Qualified XII (0.00)	7,549.428	70.71	533,820
Qualified XII (0.10)	22.179	69.91	1,551
Qualified XII (0.20)	33,584.174	69.12	2,321,338
Qualified XII (0.25)	1,095.039	68.72	75,251
Qualified XII (0.30)	7,114.507	68.33	486,134
Qualified XII (0.40)	91,690.306	67.56	6,194,597
Qualified XII (0.50)	412,464.815	66.79	27,548,525
Qualified XII (0.55)	27,118.564	66.41	1,800,944
Qualified XII (0.60)	16,735.422	66.04	1,105,207
Qualified XII (0.65)	47,575.154	65.66	3,123,785
Qualified XII (0.70)	55,322.334	65.29	3,611,995
Qualified XII (0.75)	62,432.948	64.92	4,053,147
Qualified XII (0.80)	33,005.592	64.55	2,130,511
Qualified XII (0.85)	215,905.504	64.18	13,856,815
Qualified XII (0.90)	6,336.364	63.82	404,387
Qualified XII (0.95)	171,874.491	63.46	10,907,155
Qualified XII (1.00)	674,108.268	63.10	42,536,232
Qualified XII (1.05)	10,146.251	62.74	636,576
Qualified XII (1.10)	17,563.941	62.38	1,095,639
Qualified XII (1.15)	33,151.143	62.03	2,056,365
Qualified XII (1.20)	8,667.777	61.68	534,628
Qualified XII (1.25)	54,436.516	61.33	3,338,592
Qualified XII (1.30)	1,428.392	60.98	87,103
Qualified XII (1.35)	196.117	60.63	11,891
Qualified XII (1.40)	4,429.538	60.29	267,057
Qualified XII (1.45)	483.372	59.95	28,978
Qualified XII (1.50)	174.086	59.61	10,377
Qualified XIII	1,344.049	63.46	85,293
Qualified XV	4,578.991	63.46	290,583
Qualified XVI	20,312.731	59.61	1,210,842
Qualified XVII	3,456.722	61.33	212,001
Qualified XXI	34,087.976	64.55	2,200,379
Qualified XXVII	1,266,546.297	41.60	52,688,326
Qualified XXXIV	26,455.104	9.42	249,207
Qualified XXXVIII	35,113.009	9.68	339,894
Qualified XLIII	9,398.413	9.44	88,721
Qualified LIV	65,629.191	21.99	1,443,186
Qualified LVI	53,385.942	22.61	1,207,056
	4,736,525.598		$ 259,503,553

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Gold & Special Minerals Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP13	126.532	$ 12.89	$ 1,631
ING MAP PLUS NP14	331.322	12.88	4,267
ING MAP PLUS NP21	84.925	12.79	1,086
	542.779		$ 6,984
Oppenheimer International Bond Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP13	31.800	$ 10.65	$ 339
ING MAP PLUS NP14	7,928.888	10.64	84,363
ING MAP PLUS NP17	61.066	10.61	648
ING MAP PLUS NP18	105.629	10.60	1,120
ING MAP PLUS NP20	463.460	10.58	4,903
ING MAP PLUS NP21	3,339.317	10.57	35,297
ING MAP PLUS NP26	621.325	10.52	6,536
ING MAP PLUS NP28	28.298	10.50	297
	12,579.783		$ 133,503
Oppenheimer Global Securities/VA			
Contracts in accumulation period:			
ING MAP PLUS NP11	80.257	$ 13.67	$ 1,097
ING MAP PLUS NP29	0.039	12.73	-
Qualified VI	3,922.205	21.05	82,562
Qualified X (1.15)	25.333	21.34	541
Qualified XII (0.40)	44.365	23.58	1,046
Qualified XII (0.50)	65.767	23.33	1,534
Qualified XII (0.60)	0.326	22.95	7
Qualified XII (0.70)	3,169.171	22.64	71,750
Qualified XII (0.80)	110.549	22.39	2,475
Qualified XII (0.85)	257.670	22.24	5,731
Qualified XII (0.95)	180.923	21.94	3,969
Qualified XII (1.00)	1,065.967	21.79	23,227
Qualified XII (1.10)	126.910	21.49	2,727
Qualified XII (1.15)	348.582	21.34	7,439
Qualified XII (1.20)	19.643	21.20	416
Qualified XII (1.25)	87.189	21.05	1,835
Qualified XII (1.40)	0.028	20.63	1
Qualified XII (1.50)	12.654	20.35	258
	9,517.578		$ 206,615
Oppenheimer Global Strategic Income Fund/VA			
Contracts in accumulation period:			
Qualified VI	1,457.528	$ 18.36	$ 26,760
Qualified XII (0.60)	0.214	20.08	4
Qualified XII (0.65)	0.303	19.94	6
Qualified XII (0.70)	3,613.355	19.80	71,544
Qualified XII (1.00)	380.213	19.00	7,224
	5,451.613		$ 105,538
Oppenheimer Main Street Fund®/VA			
Contracts in accumulation period	7,542.449	$8.52 to $9.69	$ 65,194

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA			
Contracts in accumulation period:			
ING Custom Choice 62	655.322	$ 12.72	$ 8,336
ING Custom Choice 65	127.744	13.51	1,726
Qualified VI	215,726.123	12.72	2,744,036
Qualified X (1.15)	10,556.737	14.60	154,128
Qualified X (1.25)	14,854.321	14.49	215,239
Qualified XII (0.20)	2,739.269	13.64	37,364
Qualified XII (0.25)	307.786	13.60	4,186
Qualified XII (0.30)	3,246.942	13.55	43,996
Qualified XII (0.40)	7,214.918	13.46	97,113
Qualified XII (0.50)	31,593.666	13.37	422,407
Qualified XII (0.55)	49,129.134	13.33	654,891
Qualified XII (0.60)	1,738.083	13.28	23,082
Qualified XII (0.65)	22,679.588	13.24	300,278
Qualified XII (0.70)	10,228.763	13.19	134,917
Qualified XII (0.75)	26,612.983	13.15	349,961
Qualified XII (0.80)	8,063.527	13.11	105,713
Qualified XII (0.85)	53,134.352	13.06	693,935
Qualified XII (0.90)	3,593.879	13.02	46,792
Qualified XII (0.95)	51,093.215	12.98	663,190
Qualified XII (1.00)	110,928.599	12.93	1,434,307
Qualified XII (1.05)	3,653.611	12.89	47,095
Qualified XII (1.10)	9,133.201	12.85	117,362
Qualified XII (1.15)	3,618.273	12.80	46,314
Qualified XII (1.20)	2,454.292	12.76	31,317
Qualified XII (1.25)	18,227.916	12.72	231,859
Qualified XII (1.30)	660.838	12.68	8,379
Qualified XII (1.40)	978.224	12.59	12,316
Qualified XII (1.45)	236.041	12.55	2,962
Qualified XII (1.50)	136.297	12.51	1,705
Qualified XIII	23.267	12.98	302
Qualified XV	5,393.705	12.98	70,010
Qualified XVI	6,542.504	12.51	81,847
Qualified XVIII	2,085.159	14.76	30,777
Qualified XXXII	877.947	14.49	12,721
Qualified XXXIV	2,473.112	9.46	23,396
Qualified XXXVIII	6,523.660	9.72	63,410
Qualified XLIII	1,304.720	9.48	12,369
Qualified LIV	15,390.339	13.26	204,076
Qualified LVI	7,320.227	13.63	99,775
	711,258.284		$ 9,233,589
Oppenheimer Small- & Mid-Cap Growth Fund/VA			
Contracts in accumulation period	2,362.218	$4.51 to $9.06	$ 11,098
Parnassus Equity Income Fund - Investor Shares			
Contracts in accumulation period:			
Qualified XII (1.25)	2,996.525	$ 14.03	$ 42,041

Division/Contract	Units	Unit Value	Extended Value
Pax World Balanced Fund - Individual Investor Class			
Contracts in accumulation period:			
ING Custom Choice 62	7,378.672	$ 12.20	$ 90,020
ING Custom Choice 65	986.099	11.88	11,715
ING MAP PLUS NP1	11,492.407	12.98	149,171
ING MAP PLUS NP8	5,740.452	12.63	72,502
ING MAP PLUS NP11	16,607.567	12.48	207,262
ING MAP PLUS NP12	15,089.548	12.43	187,563
ING MAP PLUS NP14	14,275.098	12.33	176,012
ING MAP PLUS NP15	1,391.282	12.29	17,099
ING MAP PLUS NP16	8,427.507	12.24	103,153
ING MAP PLUS NP17	3,631.700	12.19	44,270
ING MAP PLUS NP18	541.034	12.14	6,568
ING MAP PLUS NP19	124.483	12.09	1,505
ING MAP PLUS NP21	3.445	12.00	41
ING MAP PLUS NP22	3,335.050	11.95	39,854
ING MAP PLUS NP23	1,416.918	11.90	16,861
ING MAP PLUS NP25	2,554.597	11.81	30,170
ING MAP PLUS NP26	1,097.096	11.76	12,902
ING MAP PLUS NP28	167.102	11.67	1,950
ING MAP PLUS NP29	66.664	11.62	775
Qualified VI	759,419.940	11.41	8,664,982
Qualified XII (0.00)	764.299	13.16	10,058
Qualified XII (0.20)	9,119.005	12.86	117,270
Qualified XII (0.30)	1,909.258	12.72	24,286
Qualified XII (0.40)	60,979.413	12.57	766,511
Qualified XII (0.50)	174,372.669	12.43	2,167,452
Qualified XII (0.55)	89,389.639	12.36	1,104,856
Qualified XII (0.60)	3,571.938	12.29	43,899
Qualified XII (0.65)	25,584.461	12.22	312,642
Qualified XII (0.70)	40,604.319	12.15	493,342
Qualified XII (0.75)	118,828.598	12.08	1,435,449
Qualified XII (0.80)	22,567.673	12.01	271,038
Qualified XII (0.85)	195,165.067	11.94	2,330,271
Qualified XII (0.90)	16,003.917	11.88	190,127
Qualified XII (0.95)	245,227.726	11.81	2,896,139
Qualified XII (1.00)	1,042,875.692	11.74	12,243,361
Qualified XII (1.05)	13,969.798	11.67	163,028
Qualified XII (1.10)	20,374.745	11.61	236,551
Qualified XII (1.15)	28,288.537	11.54	326,450
Qualified XII (1.20)	5,743.953	11.48	65,941
Qualified XII (1.25)	64,249.989	11.41	733,092
Qualified XII (1.30)	3,222.654	11.35	36,577
Qualified XII (1.40)	14,330.582	11.22	160,789
Qualified XII (1.50)	341.774	11.09	3,790
Qualified XVI	33,492.794	11.09	371,435
Qualified XVII	888.243	11.41	10,135
Qualified XXI	11,636.261	12.01	139,751
Qualified XXVII	912,396.234	11.77	10,738,904

Division/Contract	Units	Unit Value	Extended Value
Pax World Balanced Fund - Individual Investor Class (continued)			
Qualified XXXIV	7,503.672	$ 8.96	$ 67,233
Qualified XXXVIII	6,755.698	9.21	62,220
Qualified XLIII	455.038	8.98	4,086
Qualified LIV	4,822.981	11.66	56,236
Qualified LVI	5,826.909	11.98	69,806
	4,035,010.197		$ 47,487,100
PIMCO Real Return Portfolio - Administrative Class			
Contracts in accumulation period:			
ING Custom Choice 62	4,910.765	$ 14.64	$ 71,894
ING Custom Choice 65	1,798.936	14.61	26,282
ING MAP PLUS NP6	12,825.141	14.77	189,427
ING MAP PLUS NP8	283.114	14.69	4,159
ING MAP PLUS NP9	18,825.008	14.64	275,598
ING MAP PLUS NP10	141.373	14.60	2,064
ING MAP PLUS NP11	13,049.723	14.56	190,004
ING MAP PLUS NP13	752.809	14.48	10,901
ING MAP PLUS NP14	34,872.518	14.44	503,559
ING MAP PLUS NP15	7,083.788	14.40	102,007
ING MAP PLUS NP16	262.274	14.36	3,766
ING MAP PLUS NP17	11,316.612	14.32	162,054
ING MAP PLUS NP18	8,182.563	14.27	116,765
ING MAP PLUS NP19	5,412.992	14.23	77,027
ING MAP PLUS NP22	5,153.641	14.11	72,718
ING MAP PLUS NP24	1,046.416	14.03	14,681
ING MAP PLUS NP26	4,822.676	13.95	67,276
ING MAP PLUS NP28	2,813.543	13.88	39,052
Qualified V	2,030.338	14.75	29,947
Qualified VI	1,723,166.989	14.93	25,726,883
Qualified X (1.15)	46,046.878	14.55	669,982
Qualified X (1.25)	147,254.527	14.45	2,127,828
Qualified XII (0.00)	39,096.091	16.43	642,349
Qualified XII (0.05)	265,699.530	16.40	4,357,472
Qualified XII (0.20)	36,423.013	16.18	589,324
Qualified XII (0.25)	817.004	16.12	13,170
Qualified XII (0.30)	14,980.288	16.06	240,583
Qualified XII (0.35)	1,117.803	16.00	17,885
Qualified XII (0.40)	539,130.982	15.93	8,588,357
Qualified XII (0.50)	1,671,696.277	15.81	26,429,518
Qualified XII (0.55)	174,742.446	15.75	2,752,194
Qualified XII (0.60)	44,197.848	15.69	693,464
Qualified XII (0.65)	106,192.960	15.63	1,659,796
Qualified XII (0.70)	138,384.995	15.57	2,154,654
Qualified XII (0.75)	1,010,347.466	15.51	15,670,489
Qualified XII (0.80)	195,983.219	15.45	3,027,941
Qualified XII (0.85)	439,229.621	15.39	6,759,744
Qualified XII (0.90)	16,470.534	15.34	252,658
Qualified XII (0.95)	352,019.737	15.28	5,378,862
Qualified XII (1.00)	2,993,747.176	15.22	45,564,832

Division/Contract	Units	Unit Value	Extended Value
PIMCO Real Return Portfolio - Administrative Class (continued)			
Qualified XII (1.05)	45,457.056	$ 15.16	$ 689,129
Qualified XII (1.10)	47,798.917	15.10	721,764
Qualified XII (1.15)	60,242.653	15.04	906,050
Qualified XII (1.20)	10,897.959	14.99	163,360
Qualified XII (1.25)	187,328.548	14.93	2,796,815
Qualified XII (1.30)	6,029.539	14.87	89,659
Qualified XII (1.35)	761.195	14.81	11,273
Qualified XII (1.40)	12,452.003	14.76	183,792
Qualified XII (1.45)	631.703	14.70	9,286
Qualified XII (1.50)	639.218	14.65	9,365
Qualified XV	5,794.045	15.28	88,533
Qualified XVI	47,964.637	14.65	702,682
Qualified XVII	1,534.555	15.05	23,095
Qualified XVIII	9,254.588	14.72	136,228
Qualified XXI	50,447.781	15.45	779,418
Qualified XXVIII	2,724,862.194	13.70	37,330,612
Qualified XXXII	403.447	14.45	5,830
Qualified XXXIII (0.65)	33,027.146	15.32	505,976
Qualified XXXIV	695.592	13.30	9,251
Qualified XXXVIII	33,360.814	13.66	455,709
Qualified XLIII	2,123.414	13.32	28,284
Qualified LIV	30,420.799	14.34	436,234
Qualified LVI	37,832.733	14.74	557,654
	13,442,290.150		$ 201,917,165
Pioneer High Yield Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	120,879.608	$ 14.80	$ 1,789,018
ING MAP PLUS NP4	24.766	14.62	362
ING MAP PLUS NP6	13,314.631	14.51	193,195
ING MAP PLUS NP8	39,498.469	14.39	568,383
ING MAP PLUS NP9	26,893.666	14.33	385,386
ING MAP PLUS NP11	8,890.846	14.22	126,428
ING MAP PLUS NP12	561.910	14.17	7,962
ING MAP PLUS NP13	4,945.330	14.11	69,779
ING MAP PLUS NP14	32,953.678	14.05	462,999
ING MAP PLUS NP15	9,681.326	14.00	135,539
ING MAP PLUS NP16	2,776.245	13.94	38,701
ING MAP PLUS NP17	3,358.254	13.89	46,646
ING MAP PLUS NP18	91.468	13.83	1,265
ING MAP PLUS NP19	11,475.404	13.78	158,131
ING MAP PLUS NP20	697.343	13.72	9,568
ING MAP PLUS NP21	5,471.059	13.67	74,789
ING MAP PLUS NP23	4,819.278	13.56	65,349
ING MAP PLUS NP24	3,456.275	13.51	46,694
ING MAP PLUS NP25	10,911.582	13.46	146,870
ING MAP PLUS NP26	610.937	13.40	8,187
ING MAP PLUS NP28	1,111.118	13.30	14,778
ING MAP PLUS NP32	680.969	13.09	8,914
	303,104.162		$ 4,358,943

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Pioneer Strategic Income Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	7,152.129	$ 11.16	$ 79,818
ING MAP PLUS NP4	9,244.201	11.13	102,888
ING MAP PLUS NP6	5,901.441	11.11	65,565
ING MAP PLUS NP18	16.190	10.98	178
	22,313.961		$ 248,449
Pioneer Emerging Markets VCT Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	1,573.157	$ 7.85	$ 12,349
ING Custom Choice 65	5,163.962	8.16	42,138
ING MAP PLUS NP8	88.865	8.06	716
ING MAP PLUS NP11	5,445.806	8.00	43,566
ING MAP PLUS NP15	170.146	7.93	1,349
ING MAP PLUS NP16	1,820.554	7.91	14,401
ING MAP PLUS NP17	426.259	7.89	3,363
ING MAP PLUS NP18	1,229.698	7.87	9,678
ING MAP PLUS NP19	5,681.223	7.86	44,654
ING MAP PLUS NP23	220.608	7.78	1,716
ING MAP PLUS NP24	151.351	7.76	1,174
ING MAP PLUS NP26	730.349	7.73	5,646
Qualified V	8.642	7.79	67
Qualified VI	519,890.917	7.85	4,081,144
Qualified XII (0.00)	1,006.333	8.32	8,373
Qualified XII (0.05)	66,518.138	8.32	553,431
Qualified XII (0.20)	18,121.528	8.24	149,321
Qualified XII (0.25)	18,278.114	8.22	150,246
Qualified XII (0.30)	17,463.641	8.20	143,202
Qualified XII (0.40)	22,900.900	8.16	186,871
Qualified XII (0.50)	178,504.220	8.13	1,451,239
Qualified XII (0.55)	7,616.651	8.11	61,771
Qualified XII (0.60)	5,448.661	8.09	44,080
Qualified XII (0.65)	8,482.347	8.07	68,453
Qualified XII (0.70)	21,190.600	8.05	170,584
Qualified XII (0.75)	315,423.833	8.03	2,532,853
Qualified XII (0.80)	177,213.247	8.01	1,419,478
Qualified XII (0.85)	171,313.476	7.99	1,368,795
Qualified XII (0.90)	2,430.946	7.98	19,399
Qualified XII (0.95)	132,933.585	7.96	1,058,151
Qualified XII (1.00)	339,870.744	7.94	2,698,574
Qualified XII (1.05)	10,931.760	7.92	86,580
Qualified XII (1.10)	13,835.778	7.90	109,303
Qualified XII (1.15)	13,253.477	7.88	104,437
Qualified XII (1.20)	6,268.223	7.86	49,268
Qualified XII (1.25)	48,364.899	7.85	379,664
Qualified XII (1.30)	214.057	7.83	1,676
Qualified XII (1.35)	40.300	7.81	315
Qualified XII (1.40)	4,396.264	7.79	34,247
Qualified XII (1.45)	750.786	7.77	5,834

Division/Contract	Units	Unit Value	Extended Value
Pioneer Emerging Markets VCT Portfolio - Class I (continued)			
Qualified XII (1.50)	119.537	$ 7.76	$ 928
Qualified XV	1,555.950	7.96	12,385
Qualified XVI	20,631.802	7.76	160,103
Qualified XVII	1,112.432	7.85	8,733
Qualified XXXIV	3,510.185	6.23	21,868
Qualified XXXVIII	4,150.162	6.40	26,561
Qualified XLIII	2,357.779	6.24	14,713
Qualified LIV	9,388.285	8.01	75,200
Qualified LVI	28,334.345	8.23	233,192
	2,216,534.522		$ 17,671,789
Pioneer High Yield VCT Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	146.655	$ 14.19	$ 2,081
ING Custom Choice 65	217.096	14.17	3,076
Qualified V	173.957	13.57	2,361
Qualified VI	373,128.838	13.74	5,126,790
Qualified X (1.15)	16,365.900	13.91	227,650
Qualified X (1.25)	28,047.270	13.81	387,333
Qualified XII (0.20)	40,882.895	14.89	608,746
Qualified XII (0.25)	1,682.900	14.83	24,957
Qualified XII (0.30)	5,673.630	14.77	83,800
Qualified XII (0.35)	219.520	14.72	3,231
Qualified XII (0.40)	36,573.121	14.66	536,162
Qualified XII (0.50)	6,688.667	14.55	97,320
Qualified XII (0.55)	30,388.473	14.49	440,329
Qualified XII (0.60)	30,478.922	14.44	440,116
Qualified XII (0.65)	18,550.870	14.38	266,762
Qualified XII (0.70)	44,950.703	14.33	644,144
Qualified XII (0.75)	37,999.021	14.27	542,246
Qualified XII (0.80)	18,006.716	14.22	256,056
Qualified XII (0.85)	68,300.388	14.16	967,133
Qualified XII (0.90)	2,758.493	14.11	38,922
Qualified XII (0.95)	80,694.269	14.06	1,134,561
Qualified XII (1.00)	688,529.254	14.00	9,639,410
Qualified XII (1.05)	7,550.044	13.95	105,323
Qualified XII (1.10)	8,518.787	13.89	118,326
Qualified XII (1.15)	11,298.359	13.84	156,369
Qualified XII (1.20)	2,817.338	13.79	38,851
Qualified XII (1.25)	47,462.552	13.74	652,135
Qualified XII (1.30)	876.914	13.68	11,996
Qualified XII (1.40)	3,933.043	13.58	53,411
Qualified XII (1.45)	137.669	13.53	1,863
Qualified XII (1.50)	509.347	13.47	6,861
Qualified XV	1,195.111	14.06	16,803
Qualified XVI	27,323.880	13.47	368,053
Qualified XVIII	892.448	14.07	12,557
Qualified XXXII	141.836	13.81	1,959
Qualified XXXIV	5,425.541	11.51	62,448

Division/Contract	Units	Unit Value	Extended Value
Pioneer High Yield VCT Portfolio - Class I (continued)			
Qualified XXXVIII	6,613.509	$ 11.83	$ 78,238
Qualified XLIII	460.474	11.53	5,309
Qualified LIV	4,853.124	13.91	67,507
Qualified LVI	12,894.135	14.30	184,386
	1,673,361.669		$ 23,415,581
Pioneer Mid Cap Value VCT Portfolio - Class I			
Contracts in accumulation period:			
Qualified XII (0.75)	7.274	$ 16.48	$ 120
Columbia Diversified Equity Income Fund - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP4	3,284.908	$ 8.60	$ 28,250
ING MAP PLUS NP17	4,745.350	8.40	39,861
	8,030.258		$ 68,111
Columbia Diversified Equity Income Fund - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	26.471	$ 8.35	$ 221
Qualified VI	168,126.783	8.35	1,403,859
Qualified XII (0.00)	5,950.227	8.74	52,005
Qualified XII (0.20)	47,540.811	8.68	412,654
Qualified XII (0.30)	6,732.186	8.65	58,233
Qualified XII (0.40)	72,667.421	8.62	626,393
Qualified XII (0.50)	6,788.340	8.59	58,312
Qualified XII (0.55)	1,107.490	8.57	9,491
Qualified XII (0.60)	52.002	8.55	445
Qualified XII (0.65)	29,084.196	8.54	248,379
Qualified XII (0.70)	9,477.337	8.52	80,747
Qualified XII (0.75)	32,254.475	8.51	274,486
Qualified XII (0.80)	18,840.165	8.49	159,953
Qualified XII (0.85)	51,264.779	8.48	434,725
Qualified XII (0.95)	33,156.967	8.45	280,176
Qualified XII (1.00)	79,645.740	8.43	671,414
Qualified XII (1.05)	755.103	8.42	6,358
Qualified XII (1.10)	6,051.056	8.40	50,829
Qualified XII (1.15)	4,208.094	8.38	35,264
Qualified XII (1.20)	1,829.861	8.37	15,316
Qualified XII (1.25)	13,463.278	8.35	112,418
Qualified XII (1.30)	370.333	8.34	3,089
Qualified XII (1.35)	1,254.216	8.32	10,435
Qualified XIII	730.466	8.45	6,172
Qualified XVI	1,906.395	8.28	15,785
Qualified XXI	57,929.949	8.49	491,825
Qualified XXXIV	930.746	8.51	7,921
Qualified XXXVIII	4,409.582	8.74	38,540
Qualified LIV	26,151.047	8.49	222,022
Qualified LVI	8,754.752	8.66	75,816
	691,460.268		$ 5,863,283

Division/Contract	Units	Unit Value	Extended Value
Royce Total Return Fund - Class K			
Contracts in accumulation period:			
ING MAP PLUS NP25	3.191	$ 12.31	$ 39
SMALLCAP World Fund® - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	192.487	$ 8.63	$ 1,661
ING Custom Choice 65	2,684.597	8.90	23,893
Qualified VI	273,302.380	8.63	2,358,600
Qualified XII (0.20)	7,105.380	8.97	63,735
Qualified XII (0.25)	3,293.581	8.95	29,478
Qualified XII (0.30)	10,062.155	8.94	89,956
Qualified XII (0.35)	269.034	8.92	2,400
Qualified XII (0.40)	97,154.222	8.90	864,673
Qualified XII (0.50)	10,148.209	8.87	90,015
Qualified XII (0.55)	8,291.301	8.85	73,378
Qualified XII (0.60)	19,215.455	8.84	169,865
Qualified XII (0.65)	807.150	8.82	7,119
Qualified XII (0.70)	12,153.006	8.81	107,068
Qualified XII (0.75)	31,236.118	8.79	274,565
Qualified XII (0.80)	25,975.474	8.77	227,805
Qualified XII (0.85)	40,920.559	8.76	358,464
Qualified XII (0.90)	583.997	8.74	5,104
Qualified XII (0.95)	34,596.260	8.73	302,025
Qualified XII (1.00)	125,206.573	8.71	1,090,549
Qualified XII (1.05)	1,385.870	8.69	12,043
Qualified XII (1.10)	13,379.026	8.68	116,130
Qualified XII (1.15)	1,854.931	8.66	16,064
Qualified XII (1.20)	1,857.772	8.65	16,070
Qualified XII (1.25)	26,222.307	8.63	226,299
Qualified XII (1.35)	1,372.426	8.60	11,803
Qualified XII (1.40)	240.254	8.58	2,061
Qualified XV	957.767	8.73	8,361
Qualified XVI	4,229.246	8.55	36,160
Qualified XXXIV	968.151	8.79	8,510
Qualified XXXVIII	76.377	9.03	690
Qualified LIV	2,676.309	8.77	23,471
Qualified LVI	5,976.697	8.95	53,491
	764,395.071		$ 6,671,506

Division/Contract	Units	Unit Value	Extended Value
T. Rowe Price Mid-Cap Value Fund - R Class			
Contracts in accumulation period:			
ING MAP PLUS NP3	1,706.275	$ 15.55	$ 26,533
ING MAP PLUS NP8	15,725.430	15.25	239,813
ING MAP PLUS NP9	23.637	15.19	359
ING MAP PLUS NP12	970.628	15.01	14,569
ING MAP PLUS NP13	247.936	14.95	3,707
ING MAP PLUS NP14	560.972	14.89	8,353
ING MAP PLUS NP17	1,228.477	14.72	18,083
ING MAP PLUS NP19	3,589.076	14.60	52,401
ING MAP PLUS NP20	16,265.175	14.54	236,496
ING MAP PLUS NP21	509.070	14.48	7,371
ING MAP PLUS NP23	420.745	14.37	6,046
ING MAP PLUS NP26	77.086	14.20	1,095
ING MAP PLUS NP27	713.240	14.15	10,092
	42,037.747		$ 624,918
T. Rowe Price Value Fund - Advisor Class			
Contracts in accumulation period:			
Qualified XII (1.00)	16,901.264	$ 10.23	$ 172,900
Templeton Foreign Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP4	85.116	$ 13.34	$ 1,135
ING MAP PLUS NP8	218.089	13.13	2,864
ING MAP PLUS NP9	47,070.638	13.08	615,684
ING MAP PLUS NP11	11,655.787	12.98	151,292
ING MAP PLUS NP12	1,302.940	12.93	16,847
ING MAP PLUS NP13	2,100.186	12.87	27,029
ING MAP PLUS NP14	3,768.805	12.82	48,316
ING MAP PLUS NP15	47.139	12.77	602
ING MAP PLUS NP17	3,417.785	12.67	43,303
ING MAP PLUS NP20	8,169.415	12.52	102,281
ING MAP PLUS NP21	1,708.833	12.47	21,309
ING MAP PLUS NP23	3,038.773	12.38	37,620
ING MAP PLUS NP26	1,095.395	12.23	13,397
ING MAP PLUS NP30	462.745	12.04	5,571
ING MAP PLUS NP32	100.116	11.94	1,195
	84,241.762		$ 1,088,445
Templeton Global Bond Fund - Class A			
Contracts in accumulation period:			
ING Custom Choice 62	18,741.904	$ 18.31	$ 343,164
ING Custom Choice 65	3,340.632	16.81	56,156
Qualified V	166.248	17.80	2,959
Qualified VI	2,668,795.520	18.02	48,091,695
Qualified XII (0.00)	9,630.485	30.30	291,804
Qualified XII (0.05)	13,108.525	29.81	390,765
Qualified XII (0.10)	6.958	29.99	209
Qualified XII (0.20)	26,118.198	29.67	774,927
Qualified XII (0.25)	1,930.169	29.52	56,979

Division/Contract	Units	Unit Value		Extended Value	
Templeton Global Bond Fund - Class A (continued)					
Qualified XII (0.30)	29,491.732	$	29.37	$	866,172
Qualified XII (0.35)	1,234.037		29.21		36,046
Qualified XII (0.40)	195,876.894		29.06		5,692,183
Qualified XII (0.50)	1,084,121.959		28.76		31,179,348
Qualified XII (0.55)	64,915.861		28.61		1,857,243
Qualified XII (0.60)	48,192.463		28.46		1,371,557
Qualified XII (0.65)	71,777.837		28.31		2,032,031
Qualified XII (0.70)	93,201.086		28.16		2,624,543
Qualified XII (0.75)	891,260.607		28.02		24,973,122
Qualified XII (0.80)	144,177.126		27.87		4,018,217
Qualified XII (0.85)	708,558.602		18.58		13,165,019
Qualified XII (0.90)	8,695.381		27.58		239,819
Qualified XII (0.95) SRA	107.757		9.38		1,011
Qualified XII (0.95)	699,955.228		18.44		12,907,174
Qualified XII (1.00) SRA	4.323		9.38		41
Qualified XII (1.00)	2,540,196.648		18.37		46,663,412
Qualified XII (1.05)	44,895.985		18.30		821,597
Qualified XII (1.10)	44,115.521		18.23		804,226
Qualified XII (1.15)	67,553.360		18.16		1,226,769
Qualified XII (1.20)	17,776.430		18.09		321,576
Qualified XII (1.25) SRA	21.200		9.37		199
Qualified XII (1.25)	196,713.579		18.02		3,544,779
Qualified XII (1.30)	3,550.048		17.95		63,723
Qualified XII (1.35)	598.917		17.88		10,709
Qualified XII (1.40)	16,810.049		17.81		299,387
Qualified XII (1.45)	737.307		17.74		13,080
Qualified XII (1.50)	1,476.800		17.68		26,110
Qualified XIII	2,830.563		18.44		52,196
Qualified XV	7,585.768		18.44		139,882
Qualified XVI	67,558.709		17.68		1,194,438
Qualified XVII	2,834.858		18.16		51,481
Qualified XXI	18,542.716		18.65		345,822
Qualified XXXIV	8,073.281		13.51		109,070
Qualified XXXVIII	30,169.151		13.88		418,748
Qualified XLIII	2,639.641		13.54		35,741
Qualified LIV	91,378.476		16.50		1,507,745
Qualified LVI	45,337.218		16.96		768,919
	9,994,805.757			$	209,391,793
Thornburg International Value Fund - Class R4					
Contracts in accumulation period:					
ING MAP PLUS NP11	1,982.515	$	10.31	$	20,440
ING MAP PLUS NP13	142.092		10.29		1,462
ING MAP PLUS NP14	3,242.728		10.28		33,335
	5,367.335			$	55,237

Division/Contract	Units	Unit Value		Extended Value
USAA Precious Metals and Minerals Fund - Adviser Shares				
Contracts in accumulation period:				
ING Custom Choice 65	1,496.503	$	8.78	$ 13,139
Qualified VI	137,568.345		8.73	1,200,972
Qualified XII (0.30)	11,642.580		8.79	102,338
Qualified XII (0.40)	36,297.408		8.78	318,691
Qualified XII (0.50)	7,515.733		8.78	65,988
Qualified XII (0.55)	3,208.095		8.77	28,135
Qualified XII (0.60)	999.216		8.77	8,763
Qualified XII (0.65)	1,448.137		8.77	12,700
Qualified XII (0.70)	1,735.623		8.76	15,204
Qualified XII (0.75)	48,108.954		8.76	421,434
Qualified XII (0.80)	9,058.537		8.76	79,353
Qualified XII (0.85)	34,967.231		8.76	306,313
Qualified XII (0.90)	459.639		8.75	4,022
Qualified XII (0.95)	43,048.840		8.75	376,677
Qualified XII (1.00)	110,536.881		8.75	967,198
Qualified XII (1.05)	1,259.856		8.74	11,011
Qualified XII (1.10)	5,804.363		8.74	50,730
Qualified XII (1.15)	1,517.301		8.74	13,261
Qualified XII (1.20)	46.610		8.74	407
Qualified XII (1.25)	10,508.935		8.73	91,743
Qualified XVI	925.489		8.72	8,070
Qualified XXVII	78,588.208		8.71	684,503
Qualified XXXVIII	63.059		8.80	555
Qualified LIV	818.826		8.76	7,173
Qualified LVI	3,975.529		8.79	34,945
	551,599.898			$ 4,823,325
Diversified Value Portfolio				
Contracts in accumulation period:				
ING MAP PLUS NP8	5,903.019	$	13.23	$ 78,097
ING MAP PLUS NP29	340.663		12.21	4,159
	6,243.682			$ 82,256
Equity Income Portfolio				
Contracts in accumulation period:				
ING MAP PLUS NP10	289.156	$	14.00	$ 4,048
ING MAP PLUS NP11	13,093.851		13.94	182,528
ING MAP PLUS NP15	11,853.409		13.73	162,747
ING MAP PLUS NP29	152.174		13.01	1,980
	25,388.590			$ 351,303
Small Company Growth Portfolio				
Contracts in accumulation period:				
ING MAP PLUS NP8	653.274	$	14.34	$ 9,368
ING MAP PLUS NP9	0.519		14.29	7
ING MAP PLUS NP10	3,372.815		14.24	48,029
ING MAP PLUS NP11	2,019.061		14.18	28,630
ING MAP PLUS NP15	342.295		13.96	4,778
ING MAP PLUS NP29	107.228		13.23	1,419
	6,495.192			$ 92,231

Division/Contract	Units	Unit Value	Extended Value
Victory Small Company Opportunity Fund - Class R			
Contracts in accumulation period:			
ING MAP PLUS NP13	109.583	$ 12.65	$ 1,386
Wanger International			
Contracts in accumulation period:			
ING Custom Choice 62	1,471.696	$ 8.66	$ 12,745
ING Custom Choice 65	2,906.472	9.01	26,187
ING MAP PLUS NP6	3,328.357	8.99	29,922
ING MAP PLUS NP8	14,509.544	8.95	129,860
ING MAP PLUS NP11	142.386	8.89	1,266
ING MAP PLUS NP12	322.018	8.87	2,856
ING MAP PLUS NP13	3,521.708	8.85	31,167
ING MAP PLUS NP17	4,228.559	8.76	37,042
ING MAP PLUS NP18	2,679.243	8.74	23,417
ING MAP PLUS NP19	2,081.502	8.72	18,151
ING MAP PLUS NP21	3,332.767	8.68	28,928
ING MAP PLUS NP22	214.434	8.66	1,857
ING MAP PLUS NP26	1,978.845	8.58	16,978
Qualified VI	476,158.300	8.66	4,123,531
Qualified XII (0.00)	123.686	9.18	1,135
Qualified XII (0.05)	39,398.345	9.18	361,677
Qualified XII (0.10)	94.969	9.14	868
Qualified XII (0.20)	5,069.066	9.10	46,129
Qualified XII (0.25)	5,512.634	9.08	50,055
Qualified XII (0.30)	11,487.572	9.05	103,963
Qualified XII (0.40)	49,998.093	9.01	450,483
Qualified XII (0.50)	786,692.815	8.97	7,056,635
Qualified XII (0.55)	7,147.486	8.95	63,970
Qualified XII (0.60)	823.654	8.93	7,355
Qualified XII (0.65)	8,550.822	8.91	76,188
Qualified XII (0.70)	13,933.956	8.89	123,873
Qualified XII (0.75)	301,786.885	8.87	2,676,850
Qualified XII (0.80)	53,068.941	8.85	469,660
Qualified XII (0.85)	259,694.439	8.83	2,293,102
Qualified XII (0.90)	2,447.459	8.80	21,538
Qualified XII (0.95)	96,495.469	8.78	847,230
Qualified XII (1.00)	458,604.489	8.76	4,017,375
Qualified XII (1.05)	11,162.629	8.74	97,561
Qualified XII (1.10)	7,931.533	8.72	69,163
Qualified XII (1.15)	25,330.339	8.70	220,374
Qualified XII (1.20)	3,172.457	8.68	27,537
Qualified XII (1.25)	44,886.390	8.66	388,716
Qualified XII (1.30)	40.279	8.64	348
Qualified XII (1.35)	1,173.382	8.62	10,115
Qualified XII (1.40)	3,731.066	8.60	32,087
Qualified XII (1.50)	170.139	8.56	1,456
Qualified XV	2,283.074	8.78	20,045
Qualified XVI	9,367.716	8.56	80,188

Division/Contract	Units	Unit Value	Extended Value
Wanger International (continued)			
Qualified XVII	895.194	$ 8.66	$ 7,752
Qualified XXI	15,138.392	8.85	133,975
Qualified XXXIV	241.543	7.96	1,923
Qualified XXXVIII	1,969.944	8.18	16,114
Qualified XLIII	113.893	7.98	909
Qualified LIV	35,324.060	8.85	312,618
Qualified LVI	6,153.314	9.09	55,934
	2,786,891.955		$ 24,628,808
Wanger Select			
Contracts in accumulation period:			
ING Custom Choice 62	4,470.064	$ 13.75	$ 61,463
ING Custom Choice 65	4,296.690	13.66	58,693
ING MAP PLUS NP15	8,416.226	10.93	91,989
ING MAP PLUS NP19	245.321	10.89	2,672
ING MAP PLUS NP32	33.536	10.76	361
Qualified V	20.235	13.17	266
Qualified VI	1,151,326.476	13.34	15,358,695
Qualified X (1.15)	30,306.611	13.95	422,777
Qualified X (1.25)	54,084.170	13.85	749,066
Qualified XII (0.00)	535.968	14.68	7,868
Qualified XII (0.05)	206,603.253	14.65	3,026,738
Qualified XII (0.10)	22.491	14.57	328
Qualified XII (0.20)	125,289.288	14.46	1,811,683
Qualified XII (0.25)	303.037	14.40	4,364
Qualified XII (0.30)	12,201.184	14.34	174,965
Qualified XII (0.35)	1,666.056	14.29	23,808
Qualified XII (0.40)	49,808.621	14.24	709,275
Qualified XII (0.50)	822,038.411	14.13	11,615,403
Qualified XII (0.55)	100,431.909	14.07	1,413,077
Qualified XII (0.60)	45,215.463	14.02	633,921
Qualified XII (0.65)	815,582.082	13.96	11,385,526
Qualified XII (0.70)	43,282.004	13.91	602,053
Qualified XII (0.75)	347,802.519	13.86	4,820,543
Qualified XII (0.80)	62,300.448	13.81	860,369
Qualified XII (0.85)	343,889.048	13.75	4,728,474
Qualified XII (0.90)	2,155.830	13.70	29,535
Qualified XII (0.95)	229,080.370	13.65	3,126,947
Qualified XII (1.00)	928,404.113	13.59	12,617,012
Qualified XII (1.05)	12,362.952	13.54	167,394
Qualified XII (1.10)	22,872.942	13.49	308,556
Qualified XII (1.15)	30,528.669	13.44	410,305
Qualified XII (1.20)	9,506.542	13.39	127,293
Qualified XII (1.25)	53,318.070	13.34	711,263
Qualified XII (1.30)	694.059	13.29	9,224
Qualified XII (1.35)	834.216	13.23	11,037
Qualified XII (1.40)	4,686.428	13.18	61,767
Qualified XII (1.45)	836.874	13.13	10,988
Qualified XII (1.50)	169.308	13.08	2,215

Division/Contract	Units	Unit Value	Extended Value
Wanger Select (continued)			
Qualified XV	1,093.873	$ 13.65	$ 14,931
Qualified XVI	26,141.956	13.08	341,937
Qualified XVIII	5,105.673	14.11	72,041
Qualified XXI	38,446.081	13.81	530,940
Qualified XXXIII (0.65)	17,209.176	14.40	247,812
Qualified XXXIV	2,760.841	8.12	22,418
Qualified XXXVIII	10,616.625	8.34	88,543
Qualified XLIII	3,246.480	8.13	26,394
Qualified LIV	50,053.111	13.41	671,212
Qualified LVI	14,803.079	13.78	203,986
	5,695,098.379		$ 78,378,127
Wanger USA			
Contracts in accumulation period:			
ING Custom Choice 62	2,563.889	$ 13.93	$ 35,715
ING Custom Choice 65	2,908.251	13.21	38,418
ING MAP PLUS NP11	1,874.689	15.69	29,414
ING MAP PLUS NP12	186.522	15.66	2,921
ING MAP PLUS NP18	2,087.094	15.54	32,433
ING MAP PLUS NP21	703.038	15.48	10,883
ING MAP PLUS NP23	170.843	15.44	2,638
ING MAP PLUS NP26	158.285	15.38	2,434
Qualified V	22.846	13.53	309
Qualified VI	518,096.715	13.70	7,097,925
Qualified X (1.15)	7,488.369	14.45	108,207
Qualified X (1.25)	19,606.303	14.34	281,154
Qualified XII (0.00)	6,417.449	15.07	96,711
Qualified XII (0.05)	66,449.615	15.05	1,000,067
Qualified XII (0.10)	43.754	14.96	655
Qualified XII (0.20)	52,165.418	14.84	774,135
Qualified XII (0.25)	1,027.869	14.79	15,202
Qualified XII (0.30)	8,021.640	14.73	118,159
Qualified XII (0.35)	487.081	14.67	7,145
Qualified XII (0.40)	97,809.817	14.62	1,429,980
Qualified XII (0.50)	446,238.710	14.51	6,474,924
Qualified XII (0.55)	7,471.511	14.45	107,963
Qualified XII (0.60)	22,295.001	14.40	321,048
Qualified XII (0.65)	116,294.304	14.34	1,667,660
Qualified XII (0.70)	26,400.355	14.29	377,261
Qualified XII (0.75)	126,159.656	14.23	1,795,252
Qualified XII (0.80)	28,774.706	14.18	408,025
Qualified XII (0.85)	183,420.887	14.12	2,589,903
Qualified XII (0.90)	2,802.485	14.07	39,431
Qualified XII (0.95)	79,950.217	14.01	1,120,103
Qualified XII (1.00)	866,682.016	13.96	12,098,881
Qualified XII (1.05)	1,975.827	13.91	27,484
Qualified XII (1.10)	19,228.830	13.85	266,319
Qualified XII (1.15)	11,032.965	13.80	152,255
Qualified XII (1.20)	2,712.595	13.75	37,298

Division/Contract	Units	Unit Value	Extended Value
Wanger USA (continued)			
Qualified XII (1.25)	42,097.012	$ 13.70	$ 576,729
Qualified XII (1.30)	6,703.419	13.64	91,435
Qualified XII (1.35)	853.878	13.59	11,604
Qualified XII (1.40)	4,985.699	13.54	67,506
Qualified XII (1.45)	357.150	13.49	4,818
Qualified XII (1.50)	120.019	13.44	1,613
Qualified XV	539.874	14.01	7,564
Qualified XVI	10,203.773	13.44	137,139
Qualified XVIII	1,504.304	14.61	21,978
Qualified XXI	13,202.415	14.18	187,210
Qualified XXXIV	352.756	9.63	3,397
Qualified XXXVIII	9,263.006	9.89	91,611
Qualified XLIII	234.894	9.64	2,264
Qualified LIV	21,826.262	12.96	282,868
Qualified LVI	5,940.074	13.32	79,122
	2,847,914.087		$ 40,135,170
Washington Mutual Investors Fund^{SM}, Inc. - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	22,517.024	$ 12.94	$ 291,370
ING MAP PLUS NP8	68,258.618	12.58	858,693
ING MAP PLUS NP9	57,285.065	12.53	717,782
ING MAP PLUS NP11	66,424.217	12.43	825,653
ING MAP PLUS NP12	1,989.066	12.38	24,625
ING MAP PLUS NP13	7,989.741	12.34	98,593
ING MAP PLUS NP14	28,994.836	12.29	356,347
ING MAP PLUS NP15	39,506.761	12.24	483,563
ING MAP PLUS NP17	2,608.833	12.14	31,671
ING MAP PLUS NP18	4,319.469	12.09	52,222
ING MAP PLUS NP19	11,245.314	12.05	135,506
ING MAP PLUS NP20	21,389.437	12.00	256,673
ING MAP PLUS NP21	5,162.816	11.95	61,696
ING MAP PLUS NP22	569.968	11.90	6,783
ING MAP PLUS NP23	13,457.378	11.86	159,605
ING MAP PLUS NP25	2.086	11.76	25
ING MAP PLUS NP26	5,116.674	11.72	59,967
ING MAP PLUS NP27	573.722	11.67	6,695
ING MAP PLUS NP28	1,014.270	11.63	11,796
ING MAP PLUS NP29	1,036.058	11.58	11,998
ING MAP PLUS NP32	1,200.595	11.44	13,735
	360,661.948		$ 4,464,998

Division/Contract	Units	Unit Value	Extended Value
Washington Mutual Investors Fund^{SM}, Inc. - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	10,349.410	$ 12.38	$ 128,126
ING Custom Choice 65	1,484.790	12.38	18,382
Qualified V	2,170.886	11.97	25,986
Qualified VI	1,831,150.105	12.12	22,193,539
Qualified XII (0.20)	113,798.403	13.14	1,495,311
Qualified XII (0.25)	838.898	13.09	10,981
Qualified XII (0.30)	50,886.865	13.04	663,565
Qualified XII (0.40)	106,306.741	12.94	1,375,609
Qualified XII (0.50)	48,042.352	12.84	616,864
Qualified XII (0.55)	31,597.722	12.79	404,135
Qualified XII (0.60)	47,462.808	12.74	604,676
Qualified XII (0.65)	217,067.008	12.69	2,754,580
Qualified XII (0.70)	145,137.960	12.64	1,834,544
Qualified XII (0.75)	161,192.153	12.60	2,031,021
Qualified XII (0.80)	582,124.836	12.55	7,305,667
Qualified XII (0.85)	452,719.519	12.50	5,658,994
Qualified XII (0.90)	14,561.213	12.45	181,287
Qualified XII (0.95)	430,567.254	12.40	5,339,034
Qualified XII (1.00)	935,569.193	12.36	11,563,635
Qualified XII (1.05)	24,252.535	12.31	298,549
Qualified XII (1.10)	74,781.483	12.26	916,821
Qualified XII (1.15)	43,088.441	12.21	526,110
Qualified XII (1.20)	27,000.561	12.17	328,597
Qualified XII (1.25)	188,333.391	12.12	2,282,601
Qualified XII (1.30)	1,015.172	12.08	12,263
Qualified XII (1.35)	381.716	12.03	4,592
Qualified XII (1.40)	20,787.674	11.98	249,036
Qualified XII (1.45)	1,266.858	11.94	15,126
Qualified XII (1.50)	723.083	11.89	8,597
Qualified XIII	517.413	12.40	6,416
Qualified XV	6,137.773	12.40	76,108
Qualified XVI	38,380.799	11.89	456,348
Qualified XVII	876.594	12.22	10,712
Qualified XXVII	1,485,251.919	11.80	17,525,973
Qualified XXXIV	4,556.528	9.05	41,237
Qualified XXXVIII	20,938.803	9.30	194,731
Qualified XLIII	833.788	9.07	7,562
Qualified LIV	37,436.119	12.15	454,849
Qualified LVI	17,396.029	12.49	217,276
	7,176,984.795		$ 87,839,440
Wells Fargo Advantage Small Cap Value Fund - Class A			
Contracts in accumulation period:			
Qualified XII (1.00)	9,322.459	$ 11.58	$ 107,954

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Wells Fargo Advantage Special Small Cap Values Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP14	8,344.978	$ 14.31	$ 119,417
ING MAP PLUS NP17	4,418.110	14.14	62,472
ING MAP PLUS NP22	1,762.836	13.86	24,433
ING MAP PLUS NP27	258.907	13.59	3,519
Qualified V	102.082	21.44	2,189
Qualified VI	670,841.793	21.84	14,651,185
Qualified XII (0.10)	27.049	24.89	673
Qualified XII (0.20)	48,204.884	24.61	1,186,322
Qualified XII (0.30)	7,814.377	24.33	190,124
Qualified XII (0.40)	30,488.045	24.06	733,542
Qualified XII (0.50)	11,427.049	23.78	271,735
Qualified XII (0.55)	12,048.710	23.65	284,952
Qualified XII (0.60)	15,744.759	23.51	370,159
Qualified XII (0.65)	50,866.237	23.38	1,189,253
Qualified XII (0.70)	69,374.715	23.25	1,612,962
Qualified XII (0.75)	127,423.711	23.12	2,946,036
Qualified XII (0.80)	9,695.920	22.98	222,812
Qualified XII (0.85)	130,373.396	22.85	2,979,032
Qualified XII (0.90)	2,768.489	22.72	62,900
Qualified XII (0.95)	95,389.803	22.60	2,155,810
Qualified XII (1.00)	509,275.543	22.47	11,443,421
Qualified XII (1.05)	13,240.539	22.34	295,794
Qualified XII (1.10)	20,115.026	22.21	446,755
Qualified XII (1.15)	33,565.569	22.09	741,463
Qualified XII (1.20)	4,279.131	21.96	93,970
Qualified XII (1.25)	31,687.287	21.84	692,050
Qualified XII (1.30)	2,073.646	21.71	45,019
Qualified XII (1.35)	49.991	21.59	1,079
Qualified XII (1.40)	3,347.990	21.47	71,881
Qualified XII (1.45)	278.707	21.34	5,948
Qualified XII (1.50)	3.601	21.22	76
Qualified XVI	7,322.455	21.22	155,382
Qualified XVII	406.658	21.84	8,881
Qualified XXVII	2,046,563.511	22.26	45,556,504
Qualified XXXIV	2,029.890	9.73	19,751
Qualified XXXVIII	489.763	10.00	4,898
Qualified LIV	31,712.639	13.09	415,118
	4,003,817.796		$ 89,067,517

The descriptions of divisions/contracts are as follows:

ING Custom Choice 62

Group Contracts issued in connection with ING Custom Choice Special Pay product at 125 basis point charge.

ING Custom Choice 65

Group Contracts issued in connection with ING Custom Choice Original and Value product at 40 basis point charge.

ING Educator's Direct

Group Contracts issued in connection with ING Educator's Direct 403(b) program in Delaware at a zero basis point charge, effective in 2009.

ING MAP PLUS

Group contracts issued in connection with ING MAP Plus NP, shown separately for differing daily asset charges.

Qualified I

Individual Contracts issued prior to May 1, 1975 in connection with "Qualified Corporate Retirement Plans" established pursuant to Section 401 of the Internal Revenue Code ("Code"); tax-deferred annuity plans established by the public school systems and tax-exempt organizations pursuant to Section 403(b) of the Code, and certain individual retirement annuity plans established by or on behalf of individuals pursuant to Section 408(b) of the Code; individual Contracts issued prior to November 1, 1975 in connection with "H.R. 10 Plans" established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended; allocated group Contracts issued prior to May 1, 1975 in connection with qualified corporate retirement plans; and group Contracts issued prior to October 1, 1978 in connection with tax-deferred annuity plans.

Qualified V

Certain group AetnaPlus Contracts issued since August 28, 1992 in connection with "Optional Retirement Plans" established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code.

Qualified VI

Certain group AetnaPlus Contracts issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans since August 28, 1992.

Qualified VII

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Qualified I).

Qualified VIII

Group AetnaPlus Contracts issued in connection with Tax-Deferred Annuity Plans and Deferred Compensation Plans adopted by state and local governments since June 30, 1993.

Qualified IX

Certain large group Contracts (Jumbo) that were converted to ACES, an administrative system (previously valued under Qualified VI).

Qualified X

Individual retirement annuity and Simplified Employee Pension ("SEP") plans issued or converted to ACES, an administrative system.

Qualified XII

Group Retirement Plus and Voluntary TDA Contracts issued since 1996 in connection with plans established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code, shown separately by applicable daily charge; and Contracts issued since October 1, 1996 in connection with optional retirement plans established pursuant to Section 403(b) or 403(a) of the Internal Revenue Code.

Qualified XIII

Group Contracts issued in connection with ING Custom Choice Original and Value product at 95 basis point charge.

Qualified XV

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on December 16, 1996 (previously valued under Qualified VI), and new Contracts issued after that date in connection with certain deferred compensation plans.

Qualified XVI

Group AetnaPlus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans.

Qualified XVII

Group AetnaPlus Contracts containing contractual limits on fees issued in connection with tax-deferred annuity plans and deferred compensation plans, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XVIII

Individual retirement annuity and SEP plan Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XIX

Group Corporate 401 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XX

Group HR 10 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XXI

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXII

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXVI

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

Qualified XXVII

Group Contracts issued in connection with tax deferred annuity plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXVIII

Group Contracts issued in connection with optional retirement plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXIX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXXII

Individual Contracts issued in connection with the 1992/1994 Pension IRA at 125 basis points, effective in 2004.

Qualified XXXIII

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 40 and 65 basis points.

Qualified XXXIV

Group Contracts issued in connection with ING Retirement Plus and ING Voluntary TDA products at 90 basis point charge.

Qualified XXXV

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 35 basis points.

Qualified XXXVI

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 55 and 80 basis points.

Qualified XXXVIII

Group Contracts issued in connection with ING Retirement Plus and ING Voluntary TDA products at a zero basis point charge.

Qualified XLII

Group Contracts issued in connection with ING Custom Choice Original and Value product at a zero basis point charge.

Qualified XLIII

Group Contracts issued in connection with ING Custom Choice Original and Value product at 75 basis point charge.

Qualified LIV

Group Contracts issued in connection with ING Custom Choice Original and Value product at 80 basis point charge.

Qualified LIX

Group Contracts issued in connection with ING Custom Choice Original and Value product at 50 basis point charge.

Qualified LVI

Group Contracts issued in connection with ING Custom Choice Original and Value product at 25 basis point charge.

10. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2011, 2010, 2009, 2008, and 2007, follows:

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Alger Green Fund - Class A												
2011	123	$8.25	to	$13.56	$1,622	-	0.00%	to	1.50%	-6.66%	to	-5.24%
2010	114	$8.90	to	$14.36	$1,614	-	0.00%	to	1.50%	7.97%	to	9.57%
2009	91	$8.26	to	$13.24	$1,064	(c)	0.00%	to	1.50%			(c)
2008	(c)			(c)	(c)	(c)			(c)			(c)
2007	(c)			(c)	(c)	(c)			(c)			(c)
AllianceBernstein Growth and Income Fund, Inc. - Class A												
2011	16	$10.71	to	$11.32	$172	1.10%	0.60%	to	1.30%	4.18%	to	4.91%
2010	18	$10.14	to	$10.79	$191	0.52%	0.60%	to	1.50%	11.39%	to	12.40%
2009	21	$9.07	to	$9.60	$196	1.17%	0.60%	to	1.55%	19.03%	to	20.15%
2008	19	$7.62	to	$7.94	$146	2.26%	0.70%	to	1.55%	-41.57%	to	-41.19%
2007	9	$13.01	to	$13.50	$120	1.08%	0.70%	to	1.65%	3.75%	to	4.39%
AllianceBernstein Growth and Income Portfolio - Class A												
2011	41	$11.48	to	$11.57	$473	1.29%	1.15%	to	1.25%	5.03%	to	5.18%
2010	42	$10.93	to	$11.11	$457	-	1.00%	to	1.25%	11.64%	to	12.00%
2009	44	$9.79	to	$9.92	$434	3.98%	1.00%	to	1.25%	19.39%	to	19.52%
2008	45	$8.20	to	$8.30	$371	2.17%	1.00%	to	1.25%	-41.39%	to	-41.18%
2007	46	$13.99	to	$14.11	$645	1.66%	1.00%	to	1.25%	3.78%	to	4.06%
Allianz NFJ Dividend Value Fund - Class A												
2011	13	$13.95	to	$14.03	$179	2.29%	0.80%	to	1.00%			2.05%
2010	19	$13.67	to	$13.74	$258	3.06%	0.70%	to	1.00%			11.96%
2009	11			$12.21	$134	(c)			1.00%			(c)
2008	(c)			(c)	(c)	(c)			(c)			(c)
2007	(c)			(c)	(c)	(c)			(c)			(c)

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Allianz NFJ Large-Cap Value Fund - Institutional Class												
2011	374	$7.95	to	$8.19	$3,063	2.91%	0.00%	to	0.80%	1.02%	to	1.87%
2010	234	$7.78	to	$8.04	$1,879	2.62%	0.00%	to	1.25%	11.30%	to	12.76%
2009	165	$6.99	to	$7.13	$1,179	3.07%	0.00%	to	1.25%	14.78%	to	16.12%
2008	95	$6.09	to	$6.14	$580	(b)	0.00%	to	1.25%			(b)
2007	(b)		(b)		(b)	(b)		(b)				(b)
Allianz NFJ Small-Cap Value Fund - Class A												
2011	22	$17.13	to	$18.68	$395	1.51%	0.55%	to	1.65%	0.47%	to	1.52%
2010	22	$17.05	to	$18.40	$398	1.04%	0.55%	to	1.65%	22.84%	to	24.05%
2009	39	$13.88	to	$14.77	$563	2.22%	0.60%	to	1.65%	22.70%	to	23.19%
2008	29	$11.64	to	$12.02	$336	1.27%	0.55%	to	1.20%	-27.34%	to	-27.09%
2007	28	$16.02	to	$16.30	$454	1.93%	0.75%	to	1.20%	4.84%	to	5.30%
Amana Growth Fund												
2011	2,411	$10.54	to	$14.07	$27,822	0.10%	0.00%	to	1.60%	-3.30%	to	-1.81%
2010	1,503	$10.90	to	$14.33	$18,000	0.03%	0.00%	to	1.65%	14.12%	to	47.13%
2009	546	$9.55	to	$12.44	$5,651	-	0.00%	to	1.50%		32.34%	
2008	5		$7.36		$36	(b)		0.05%				(b)
2007	(b)		(b)		(b)	(b)		(b)				(b)
Amana Income Fund												
2011	3,336	$10.92	to	$13.94	$40,417	1.63%	0.00%	to	1.50%	0.45%	to	1.99%
2010	2,466	$10.87	to	$13.81	$29,407	1.54%	0.00%	to	1.55%	10.51%	to	35.39%
2009	976	$9.83	to	$12.44	$10,356	1.23%	0.00%	to	1.55%		23.52%	
2008	6		$8.12		$46	(b)		0.05%				(b)
2007	(b)		(b)		(b)	(b)		(b)				(b)
American Balanced Fund® - Class R-3												
2011	446	$11.95	to	$13.50	$5,726	1.88%	0.00%	to	1.55%	1.96%	to	3.45%
2010	497	$11.72	to	$13.05	$6,178	1.82%	0.00%	to	1.55%	11.01%	to	12.69%
2009	524	$10.63	to	$11.58	$5,796	2.47%	0.00%	to	1.45%	18.97%	to	20.75%
2008	439	$8.96	to	$9.59	$4,066	2.93%	0.00%	to	1.40%	-26.93%	to	-25.95%
2007	506	$12.24	to	$12.95	$6,361	2.43%	0.00%	to	1.45%	4.70%	to	5.95%

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
American Century Inflation-Adjusted Bond Fund - Investor Class												
2011	3,484	$12.22	to	$12.85	$43,588	3.98%	0.00%	to	1.90%	10.89%	to	13.02%
2010	1,607	$11.02	to	$11.37	$17,967	2.49%	0.00%	to	1.90%	3.75%	to	5.47%
2009	846	$10.67	to	$10.78	$9,060	(c)	0.00%	to	1.65%			(c)
2008	(c)			(c)	(c)	(c)			(c)			(c)
2007	(c)			(c)	(c)	(c)			(c)			(c)
American Century Income & Growth Fund - A Class												
2011	523	$10.19	to	$31.52	$5,331	1.36%			1.00%	1.70%	to	1.71%
2010	509	$10.02	to	$30.99	$5,100	1.15%			1.00%	12.69%	to	12.71%
2009	523	$8.89	to	$27.50	$4,656	1.84%			1.00%	16.36%	to	16.43%
2008	484	$7.64	to	$23.62	$3,705	1.55%			1.00%	-35.46%	to	-35.42%
2007	471	$11.83	to	$36.60	$5,597	1.28%	1.00%	to	1.10%	-1.62%	to	-1.50%
American Funds American Mutual Fund® - Class R-4												
2011	1	$10.47	to	$10.54	$6	(e)	0.75%	to	1.40%			(e)
2010	(e)			(e)	(e)	(e)			(e)			(e)
2009	(e)			(e)	(e)	(e)			(e)			(e)
2008	(e)			(e)	(e)	(e)			(e)			(e)
2007	(e)			(e)	(e)	(e)			(e)			(e)
Ariel Appreciation Fund												
2011	55	$11.43	to	$12.66	$679	0.40%	0.60%	to	1.90%	-9.07%	to	-8.08%
2010	62	$12.40	to	$13.61	$833	-	0.75%	to	2.10%	17.20%	to	18.76%
2009	55	$10.58	to	$11.46	$622	0.20%	0.75%	to	2.10%	59.58%	to	61.70%
2008	57	$6.63	to	$7.09	$395	0.62%	0.75%	to	2.10%	-41.99%	to	-41.32%
2007	49	$11.43	to	$11.96	$578	0.50%	0.95%	to	2.10%	-3.27%	to	-2.29%
Ariel Fund												
2011	286	$10.06	to	$15.99	$3,064	0.25%	0.00%	to	1.70%	-12.80%	to	-11.35%
2010	202	$11.52	to	$17.82	$2,518	-	0.00%	to	2.10%	23.35%	to	25.12%
2009	124	$9.68	to	$10.51	$1,271	-	0.70%	to	2.10%	60.42%	to	62.23%
2008	101	$6.14	to	$6.51	$638	1.36%	0.60%	to	1.80%	-49.17%	to	-48.54%
2007	68	$11.93	to	$12.65	$838	0.40%	0.60%	to	2.10%	-3.52%	to	-2.40%

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Artisan International Fund - Investor Shares												
2011	354	$7.29	to	$12.80	$2,674	1.43%	0.00%	to	1.50%	-8.65%	to	-7.23%
2010	306	$7.98	to	$13.98	$2,510	0.92%	0.00%	to	1.50%	4.44%	to	5.87%
2009	233	$7.64	to	$13.31	$1,829	1.95%	0.00%	to	1.50%	37.66%	to	39.75%
2008	57	$5.55	to	$5.82	$324	(b)	0.00%	to	1.50%	(b)		
2007	(b)		(b)		(b)	(b)		(b)		(b)		
Aston/Fairpointe Mid Cap Fund - Class N												
2011	512	$10.77	to	$11.04	$5,556	0.24%	0.00%	to	1.50%	-7.87%	to	-6.79%
2010	249	$11.69	to	$11.79	$2,925	(d)	0.25%	to	1.50%	(d)		
2009	(d)		(d)		(d)	(d)		(d)		(d)		
2008	(d)		(d)		(d)	(d)		(d)		(d)		
2007	(d)		(d)		(d)	(d)		(d)		(d)		
BlackRock Equity Dividend Fund - Investor A Shares												
2011	39	$12.26	to	$12.49	$487	2.09%	0.25%	to	1.25%	4.75%		
2010	15		$11.80		$183	(d)		0.80%		(d)		
2009	(d)		(d)		(d)	(d)		(d)		(d)		
2008	(d)		(d)		(d)	(d)		(d)		(d)		
2007	(d)		(d)		(d)	(d)		(d)		(d)		
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares												
2011	478	$15.25	to	$15.91	$7,480	0.42%	0.00%	to	1.50%	-2.06%	to	-0.56%
2010	285	$15.57	to	$16.16	$4,516	-	0.00%	to	1.50%	24.01%	to	25.18%
2009	21	$12.58	to	$12.99	$263	(c)	0.40%	to	1.40%	(c)		
2008	(c)		(c)		(c)	(c)		(c)		(c)		
2007	(c)		(c)		(c)	(c)		(c)		(c)		
The Bond Fund of America[SM], Inc. - Class R-4												
2011	831	$10.89	to	$11.50	$9,219	3.28%	0.00%	to	1.50%	4.91%	to	6.48%
2010	780	$10.38	to	$10.80	$8,210	4.03%	0.00%	to	1.50%	5.70%	to	7.25%
2009	604	$9.82	to	$10.07	$5,982	4.37%	0.00%	to	1.50%	13.13%	to	14.82%
2008	222	$8.68	to	$8.77	$1,929	(b)	0.00%	to	1.50%	(b)		
2007	(b)		(b)		(b)	(b)		(b)		(b)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Calvert VP SRI Balanced Portfolio												
2011	2,054	$9.72	to	$32.50	$44,041	1.30%	0.00%	to	1.50%	2.98%	to	4.61%
2010	2,182	$9.38	to	$31.39	$45,223	1.41%	0.00%	to	1.50%	10.42%	to	12.09%
2009	2,270	$8.44	to	$28.29	$42,394	2.14%	0.00%	to	1.50%	23.43%	to	25.38%
2008	2,367	$6.80	to	$22.80	$35,890	2.51%	0.00%	to	1.95%	-32.37%	to	-31.38%
2007	2,618	$12.00	to	$33.54	$59,468	2.34%	0.00%	to	1.50%	1.21%	to	2.75%
Capital World Growth & Income Fund℠, Inc. - Class R-3												
2011	33	$12.34	to	$12.69	$415	2.06%	0.20%	to	1.25%	-9.00%	to	-8.04%
2010	27	$13.56	to	$13.80	$363	2.65%	0.20%	to	1.25%	6.85%	to	6.85%
2009	1	$12.84	to	$12.85	$14	(c)	0.50%	to	0.55%			(c)
2008	(c)			(c)	(c)	(c)			(c)			(c)
2007	(c)			(c)	(c)	(c)			(c)			(c)
Cohen & Steers Realty Shares												
2011	71	$9.44	to	$9.52	$677	(e)	0.25%	to	1.50%			(e)
2010	(e)			(e)	(e)	(e)			(e)			(e)
2009	(e)			(e)	(e)	(e)			(e)			(e)
2008	(e)			(e)	(e)	(e)			(e)			(e)
2007	(e)			(e)	(e)	(e)			(e)			(e)
Columbia℠ Acorn Fund® - Class A												
2011	6	$12.34	to	$12.47	$69	-	0.90%	to	1.45%			-5.98%
2010	1	$13.20	to	$13.23	$9	(d)	0.95%	to	1.15%			(d)
2009	(d)			(d)	(d)	(d)			(d)			(d)
2008	(d)			(d)	(d)	(d)			(d)			(d)
2007	(d)			(d)	(d)	(d)			(d)			(d)
Columbia℠ Acorn Fund® - Class Z												
2011	1,012	$10.24	to	$10.72	$10,848	0.32%	0.00%	to	1.25%	-5.80%	to	-4.63%
2010	631	$10.87	to	$11.24	$7,095	0.17%	0.00%	to	1.25%	24.37%	to	26.01%
2009	275	$8.74	to	$8.92	$2,451	0.31%	0.00%	to	1.25%	37.85%	to	39.59%
2008	126	$6.34	to	$6.39	$807	(b)	0.00%	to	1.25%			(b)
2007	(b)			(b)	(b)	(b)			(b)			(b)

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Columbia Mid Cap Value Fund - Class A												
2011	413	$9.00	to	$9.45	$3,805	0.57%	0.25%	to	1.60%	-5.74%	to	-4.55%
2010	399	$9.54	to	$9.90	$3,877	1.20%	0.25%	to	1.65%	21.09%	to	22.68%
2009	371	$7.90	to	$8.11	$2,961	0.84%	0.00%	to	1.60%	30.15%	to	32.30%
2008	258	$6.07	to	$6.13	$1,575	(b)	0.00%	to	1.55%	(b)		
2007	(b)		(b)		(b)	(b)		(b)		(b)		
Columbia Mid Cap Value Fund - Class Z												
2011	557	$9.35	to	$9.63	$5,363	1.04%	0.00%	to	0.80%	-4.79%	to	-3.99%
2010	273	$9.82	to	$10.03	$2,739	1.48%	0.00%	to	0.80%	22.14%	to	23.22%
2009	161	$8.04	to	$8.14	$1,314	1.07%	0.00%	to	0.80%	31.59%	to	32.57%
2008	91	$6.11	to	$6.14	$561	(b)	0.00%	to	0.80%	(b)		
2007	(b)		(b)		(b)	(b)		(b)		(b)		
CRM Mid Cap Value Fund - Investor Shares												
2011	16	$12.93	to	$13.28	$216	0.46%	0.45%	to	1.45%	-8.33%	to	-7.59%
2010	16	$14.11	to	$14.37	$223	0.68%	0.45%	to	1.55%	17.78%	to	18.08%
2009	6	$12.15	to	$12.17	$70	(c)	0.45%	to	0.70%	(c)		
2008	(c)		(c)		(c)	(c)		(c)		(c)		
2007	(c)		(c)		(c)	(c)		(c)		(c)		
Dodge & Cox International Stock Fund												
2011	14	$9.69	to	$9.89	$136	4.29%	0.75%	to	1.85%	-		
2010	-		$11.80		$4	(d)		1.35%		(d)		
2009	(d)		(d)		(d)	(d)		(d)		(d)		
2008	(d)		(d)		(d)	(d)		(d)		(d)		
2007	(d)		(d)		(d)	(d)		(d)		(d)		
Dodge & Cox Stock Fund												
2011	2	$10.86	to	$10.98	$24	(e)	1.15%	to	1.70%	(e)		
2010	(e)		(e)		(e)	(e)		(e)		(e)		
2009	(e)		(e)		(e)	(e)		(e)		(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
DWS Equity 500 Index Fund - Class S						
2011	29	$13.65	$400	1.86%	1.00%	0.89%
2010	26	$13.53	$351	1.67%	1.00%	13.79%
2009	21	$11.89	$247	1.93%	1.00%	25.03%
2008	18	$9.51	$168	2.02%	1.00%	-37.72%
2007	15	$15.27	$228	2.03%	1.00%	4.30%
Eaton Vance Large-Cap Value Fund - Class R						
2011	4	$12.29 to $12.74	$46	2.38%	0.20% to 1.55%	-5.26% to -4.93%
2010	3	$13.20 to $13.40	$38	-	0.20% to 1.10%	9.09% to 9.17%
2009	1	$12.21	$13	(c)	0.50% to 0.55%	(c)
2008	(c)	(c)	(c)	(c)	(c)	(c)
2007	(c)	(c)	(c)	(c)	(c)	(c)
EuroPacific Growth Fund® - Class R-3						
2011	649	$13.81 to $15.61	$9,736	1.18%	0.00% to 1.55%	-15.17% to -13.85%
2010	742	$16.06 to $18.12	$12,954	1.19%	0.00% to 1.75%	7.21% to 9.09%
2009	721	$14.98 to $16.61	$11,577	1.76%	0.00% to 1.75%	36.31% to 38.65%
2008	622	$10.99 to $11.98	$7,252	1.89%	0.00% to 1.75%	-41.76% to -40.69%
2007	486	$18.87 to $20.20	$9,594	2.23%	0.00% to 1.75%	16.70% to 18.27%
EuroPacific Growth Fund® - Class R-4						
2011	16,297	$7.54 to $15.82	$235,342	1.54%	0.00% to 1.50%	-14.91% to -13.60%
2010	16,595	$8.81 to $18.31	$279,835	1.48%	0.00% to 1.50%	7.74% to 9.40%
2009	15,890	$8.12 to $16.80	$247,037	2.00%	0.00% to 1.50%	37.08% to 39.25%
2008	13,832	$5.88 to $12.16	$155,758	2.22%	0.00% to 1.50%	-41.44% to -40.56%
2007	11,118	$9.92 to $20.24	$212,894	2.15%	0.00% to 1.50%	17.11% to 18.85%
Fidelity® Advisor New Insights Fund - Institutional Class						
2011	22	$11.82 to $12.15	$259	-	0.40% to 1.85%	-
2010	3	$12.21 to $12.24	$38	(d)	0.90% to 1.15%	(d)
2009	(d)	(d)	(d)	(d)	(d)	(d)
2008	(d)	(d)	(d)	(d)	(d)	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Equity-Income Portfolio - Initial Class												
2011	13,226	$8.07	to	$28.04	$256,279	2.48%	0.00%	to	1.95%	-0.94%	to	1.01%
2010	14,409	$8.06	to	$28.09	$280,318	1.76%	0.00%	to	2.15%	12.73%	to	15.25%
2009	15,503	$7.06	to	$24.68	$263,715	2.20%	0.00%	to	2.15%	27.38%	to	30.20%
2008	16,023	$5.46	to	$19.17	$213,311	2.47%	0.00%	to	2.15%	-43.84%	to	-42.62%
2007	17,821	$13.07	to	$33.82	$426,528	1.84%	0.00%	to	2.15%	-0.38%	to	1.55%
Fidelity® VIP Growth Portfolio - Initial Class												
2011	12,717	$8.01	to	$26.98	$214,512	0.38%	0.00%	to	1.80%	-1.49%	to	0.18%
2010	13,207	$8.07	to	$27.24	$225,726	0.34%	0.00%	to	1.85%	21.91%	to	24.36%
2009	13,653	$6.55	to	$22.19	$190,848	0.43%	0.00%	to	1.85%	25.83%	to	28.29%
2008	14,257	$5.14	to	$17.49	$159,095	0.83%	0.00%	to	1.85%	-48.12%	to	-47.17%
2007	15,005	$13.28	to	$33.50	$329,714	0.83%	0.00%	to	1.85%	24.81%	to	26.93%
Fidelity® VIP High Income Portfolio - Initial Class												
2011	770	$12.55	to	$13.54	$9,729	6.80%	0.95%	to	1.50%	2.42%	to	3.04%
2010	812	$12.18	to	$13.22	$9,957	7.77%	0.95%	to	1.50%	12.13%	to	12.78%
2009	828	$10.80	to	$11.79	$9,003	9.19%	0.95%	to	1.50%	41.88%	to	42.48%
2008	657	$7.58	to	$8.31	$5,016	8.83%	0.95%	to	1.50%	-26.13%	to	-25.69%
2007	735	$10.20	to	$11.25	$7,556	8.27%	1.00%	to	1.50%	1.26%	to	1.78%
Fidelity® VIP Overseas Portfolio - Initial Class												
2011	2,181	$6.36	to	$17.19	$27,985	1.44%	0.00%	to	1.50%	-18.39%	to	-17.16%
2010	2,316	$7.74	to	$20.75	$36,340	1.31%	0.00%	to	1.50%	11.42%	to	13.20%
2009	2,527	$6.90	to	$18.33	$35,651	2.07%	0.00%	to	1.50%	24.57%	to	26.52%
2008	2,600	$5.50	to	$14.49	$29,665	2.56%	0.00%	to	1.50%	-44.66%	to	-43.84%
2007	2,877	$13.33	to	$25.80	$60,698	3.37%	0.00%	to	1.50%	15.56%	to	17.27%
Fidelity® VIP Contrafund® Portfolio - Initial Class												
2011	37,831	$8.53	to	$36.35	$988,331	1.03%	0.00%	to	1.95%	-4.39%	to	-2.54%
2010	38,963	$8.83	to	$37.67	$1,058,819	1.19%	0.00%	to	2.15%	14.74%	to	17.37%
2009	40,206	$7.59	to	$32.46	$970,509	1.37%	0.00%	to	2.15%	32.82%	to	35.75%
2008	39,866	$5.64	to	$24.16	$722,264	1.02%	0.00%	to	2.15%	-43.75%	to	-29.20%
2007	40,117	$14.19	to	$42.45	$1,311,557	0.95%	0.00%	to	2.15%	-6.90%	to	17.56%

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Index 500 Portfolio - Initial Class												
2011	3,936	$26.07	to	$26.27	$103,342	1.98%	0.95%	to	1.00%	1.04%	to	1.09%
2010	4,089	$25.79	to	$26.00	$106,249	1.90%	0.95%	to	1.00%	13.84%	to	13.91%
2009	4,173	$22.64	to	$22.84	$95,244	2.48%	0.95%	to	1.00%	25.36%	to	25.43%
2008	4,127	$18.05	to	$18.22	$75,139	2.23%	0.95%	to	1.00%	-37.63%	to	-37.62%
2007	4,341	$28.94	to	$29.21	$126,698	3.67%	1.00%	to	1.10%	4.29%	to	4.40%
Fidelity® VIP Mid Cap Portfolio - Initial Class												
2011	1,311		$13.81		$18,110	0.26%		-			-10.61%	
2010	1,329		$15.45		$20,531	0.39%		-			28.86%	
2009	1,163		$11.99		$13,948	0.73%		-			40.07%	
2008	935		$8.56		$8,006	0.55%		-			-39.42%	
2007	706		$14.13		$9,972	0.92%		-			15.63%	
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class												
2011	930	$22.29	to	$22.46	$20,844	2.01%	0.95%	to	1.00%	-3.52%	to	-3.46%
2010	947	$23.09	to	$23.28	$22,008	1.67%	0.95%	to	1.00%	13.12%	to	13.19%
2009	979	$20.40	to	$20.58	$20,099	2.41%	0.95%	to	1.00%	27.83%	to	27.90%
2008	968	$15.95	to	$16.10	$15,560	3.00%	0.95%	to	1.00%		-29.42%	
2007	889	$22.60	to	$22.81	$20,260	6.08%	1.00%	to	1.10%	14.20%	to	14.34%
Mutual Global Discovery Fund - Class R												
2011	171	$15.28	to	$17.07	$2,800	1.26%	0.15%	to	1.55%	-4.68%	to	-3.42%
2010	228	$15.81	to	$17.53	$3,888	1.60%	0.25%	to	1.75%	8.96%	to	10.53%
2009	217	$14.51	to	$16.09	$3,353	0.89%	0.00%	to	1.75%	18.87%	to	20.31%
2008	160	$12.35	to	$13.10	$2,067	1.20%	0.35%	to	1.55%	-28.07%	to	-27.22%
2007	138	$17.17	to	$18.00	$2,445	2.27%	0.35%	to	1.55%	9.02%	to	10.43%
Franklin Small-Mid Cap Growth Fund - Class A												
2011	49	$12.78	to	$14.45	$673	-	0.20%	to	1.75%	-6.58%	to	-5.57%
2010	47	$13.68	to	$15.12	$681	-	0.30%	to	1.75%	26.20%	to	28.04%
2009	50	$10.84	to	$11.81	$563	-	0.30%	to	1.75%	40.78%	to	42.81%
2008	49	$7.70	to	$8.27	$396	0.17%	0.30%	to	1.75%	-43.55%	to	-43.03%
2007	55	$13.64	to	$14.24	$767	-	0.65%	to	1.75%	9.73%	to	10.99%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Franklin Small Cap Value Securities Fund - Class 2												
2011	5,934	$9.85	to	$20.36	$109,148	0.70%	0.00%	to	1.75%	-5.40%	to	-3.71%
2010	6,233	$10.33	to	$21.19	$119,932	0.74%	0.00%	to	1.95%	25.72%	to	28.24%
2009	5,720	$8.12	to	$16.69	$86,667	1.55%	0.00%	to	1.95%	26.67%	to	29.30%
2008	5,364	$6.33	to	$13.05	$63,473	1.21%	0.00%	to	1.90%	-34.15%	to	-32.98%
2007	5,150	$12.76	to	$19.69	$91,636	0.69%	0.00%	to	1.95%	-4.10%	to	-2.71%
Fundamental Investors[SM], Inc. - Class R-3												
2011	123	$8.57	to	$9.06	$1,093	1.48%	0.00%	to	1.55%	-3.71%	to	-2.27%
2010	87	$8.90	to	$9.27	$793	1.08%	0.00%	to	1.55%	12.17%	to	13.42%
2009	63	$7.97	to	$8.12	$505	0.77%	0.25%	to	1.40%	31.09%	to	32.35%
2008	2	$6.08	to	$6.12	$13	(b)	0.40%	to	1.35%			(b)
2007	(b)			(b)	(b)	(b)			(b)			(b)
Fundamental Investors[SM], Inc. - Class R-4												
2011	3,649	$8.68	to	$9.17	$32,351	1.71%	0.00%	to	1.50%	-3.34%	to	-1.93%
2010	3,501	$8.98	to	$9.35	$31,928	1.44%	0.00%	to	1.50%	12.25%	to	14.02%
2009	2,700	$8.00	to	$8.20	$21,781	1.62%	0.00%	to	1.50%	31.36%	to	33.33%
2008	1,355	$6.09	to	$6.15	$8,280	(b)	0.00%	to	1.50%			(b)
2007	(b)			(b)	(b)	(b)			(b)			(b)
The Growth Fund of America® - Class R-3												
2011	1,165	$9.71	to	$13.13	$14,365	0.34%	0.00%	to	1.55%	-6.60%	to	-5.13%
2010	1,342	$10.34	to	$13.84	$17,580	0.60%	0.00%	to	1.75%	9.96%	to	11.97%
2009	1,299	$9.33	to	$12.36	$15,280	0.73%	0.00%	to	1.75%	31.80%	to	34.06%
2008	1,082	$7.03	to	$9.22	$9,558	0.68%	0.00%	to	1.75%	-40.25%	to	-39.22%
2007	848	$11.68	to	$15.17	$12,442	0.92%	0.00%	to	1.75%	8.85%	to	10.36%
The Growth Fund of America® - Class R-4												
2011	21,865	$8.28	to	$13.42	$271,700	0.64%	0.00%	to	1.50%	-6.27%	to	-4.82%
2010	23,779	$8.79	to	$14.10	$313,633	0.88%	0.00%	to	1.50%	10.63%	to	12.30%
2009	23,386	$7.89	to	$12.56	$277,112	1.00%	0.00%	to	1.50%	32.53%	to	34.63%
2008	20,363	$5.91	to	$9.34	$181,120	0.98%	0.00%	to	1.50%	-40.00%	to	-39.03%
2007	16,882	$9.72	to	$15.32	$248,778	1.08%	0.00%	to	1.50%	9.19%	to	10.52%

419

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
The Hartford Capital Appreciation Fund - Class R4												
2011	18	$9.67			$173	1.65%	0.65%			-15.77%		
2010	17	$11.48			$190	(d)	0.65%			(d)		
2009	(d)	(d)			(d)	(d)	(d)			(d)		
2008	(d)	(d)			(d)	(d)	(d)			(d)		
2007	(d)	(d)			(d)	(d)	(d)			(d)		
The Hartford Dividend And Growth Fund - Class R4												
2011	2	$11.19			$28	-	0.65%			0.27%		
2010	4	$11.16			$46	(d)	0.65%			(d)		
2009	(d)	(d)			(d)	(d)	(d)			(d)		
2008	(d)	(d)			(d)	(d)	(d)			(d)		
2007	(d)	(d)			(d)	(d)	(d)			(d)		
The Income Fund of America® - Class R-3												
2011	153	$13.10	to	$14.63	$2,121	3.64%	0.00%	to	1.40%	3.72%	to	5.18%
2010	147	$12.33	to	$13.91	$1,942	3.82%	0.00%	to	1.75%	9.70%	to	11.55%
2009	149	$11.24	to	$12.47	$1,778	4.47%	0.00%	to	1.75%	21.91%	to	24.08%
2008	158	$9.22	to	$10.05	$1,535	4.57%	0.00%	to	1.75%	-30.42%	to	-29.18%
2007	121	$13.25	to	$14.19	$1,660	3.34%	0.00%	to	1.75%	1.83%	to	3.08%
ING Balanced Portfolio - Class I												
2011	13,209	$9.35	to	$37.60	$299,261	2.79%	0.00%	to	1.95%	-3.28%	to	-1.33%
2010	14,952	$9.56	to	$38.46	$347,585	2.78%	0.00%	to	1.95%	11.89%	to	14.19%
2009	16,466	$8.44	to	$34.02	$341,845	4.46%	0.00%	to	1.95%	16.92%	to	19.28%
2008	17,863	$7.13	to	$28.80	$314,926	3.72%	0.00%	to	1.95%	-29.49%	to	1.49%
2007	21,542	$12.24	to	$40.44	$528,434	2.68%	0.00%	to	1.95%	-27.07%	to	5.54%
ING Real Estate Fund - Class A												
2011	114	$17.05	to	$19.12	$2,098	1.97%	0.00%	to	1.45%	7.85%	to	9.32%
2010	117	$15.50	to	$17.49	$1,971	2.35%	0.00%	to	1.75%	25.63%	to	27.39%
2009	122	$12.60	to	$13.73	$1,611	3.77%	0.00%	to	1.45%	27.79%	to	29.65%
2008	133	$9.86	to	$10.59	$1,357	3.35%	0.00%	to	1.45%	-36.10%	to	-35.15%
2007	121	$15.25	to	$16.33	$1,923	2.75%	0.00%	to	1.75%	-17.75%	to	-16.74%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Value Choice Fund - Class A						
2011	-	$11.90	$3	(e)	0.60%	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
ING GNMA Income Fund - Class A						
2011	355	$10.80 to $16.78	$4,837	3.86%	0.00% to 1.55%	5.73% to 7.40%
2010	367	$10.20 to $15.66	$4,750	3.74%	0.00% to 1.55%	4.56% to 6.24%
2009	388	$11.85 to $12.98	$4,826	4.15%	0.00% to 1.55%	3.40% to 4.93%
2008	238	$11.46 to $12.37	$2,835	3.54%	0.00% to 1.55%	5.23% to 6.91%
2007	126	$10.89 to $11.57	$1,405	3.87%	0.00% to 1.55%	4.11% to 5.37%
ING Intermediate Bond Fund - Class A						
2011	251	$12.36 to $13.98	$3,356	4.24%	0.00% to 1.55%	6.00% to 7.79%
2010	326	$11.66 to $12.97	$4,053	5.17%	0.00% to 1.55%	8.06% to 9.64%
2009	334	$10.79 to $11.83	$3,799	6.26%	0.00% to 1.55%	11.01% to 12.88%
2008	342	$9.72 to $10.48	$3,481	4.43%	0.00% to 1.55%	-11.39% to -10.04%
2007	269	$10.97 to $11.65	$3,064	4.22%	0.00% to 1.55%	4.18% to 5.34%
ING Intermediate Bond Portfolio - Class I						
2011	17,019	$11.86 to $95.33	$386,933	4.47%	0.00% to 1.95%	5.49% to 7.59%
2010	17,564	$11.13 to $89.57	$383,698	5.05%	0.00% to 1.95%	7.67% to 9.98%
2009	18,464	$10.21 to $82.40	$378,989	6.63%	0.00% to 2.05%	9.31% to 11.57%
2008	18,571	$9.22 to $83.76	$350,384	5.64%	0.00% to 2.05%	-10.25% to 6.66%
2007	19,947	$11.00 to $92.31	$421,252	3.81%	0.00% to 1.95%	-11.31% to 5.99%
ING Intermediate Bond Portfolio - Class S						
2011	74	$12.47	$922	5.44%	0.35%	6.95%
2010	44	$11.66	$511	5.81%	0.35%	9.07%
2009	33	$10.69	$349	7.13%	0.35%	10.89%
2008	22	$9.64	$212	5.64%	0.35%	-8.88%
2007	23	$10.58	$249	6.90%	0.35%	5.27%

421

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Artio Foreign Portfolio - Service Class									
2011	1,989	$5.47	to $11.57	$21,281	1.89%	0.00%	to 1.50%	-22.99%	to -21.84%
2010	2,357	$7.06	to $14.81	$32,588	-	0.00%	to 1.50%	5.26%	to 6.85%
2009	2,803	$6.66	to $13.86	$36,625	3.46%	0.00%	to 1.50%	18.42%	to 20.21%
2008	3,034	$5.58	to $11.53	$33,338	-	0.00%	to 1.50%	-44.46%	to -43.62%
2007	3,036	$17.69	to $20.46	$59,851	0.08%	0.00%	to 1.50%	14.70%	to 16.46%
ING BlackRock Health Sciences Opportunities Portfolio - Service Class									
2011	892	$9.29	to $13.41	$11,294	0.58%	0.00%	to 1.50%	3.15%	to 4.83%
2010	826	$8.95	to $12.80	$10,075	-	0.00%	to 1.50%	5.44%	to 6.93%
2009	846	$8.43	to $11.97	$9,719	-	0.00%	to 1.50%	18.24%	to 20.17%
2008	749	$7.07	to $9.97	$7,198	0.15%	0.00%	to 1.50%	-29.73%	to -28.63%
2007	460	$13.42	to $13.97	$6,256	0.13%	0.00%	to 1.50%	6.93%	to 8.55%
ING BlackRock Inflation Protected Bond Portfolio - Adviser Class									
2011	7	$10.65		$74	(e)	0.35%		(e)	
2010	(e)	(e)		(e)	(e)	(e)		(e)	
2009	(e)	(e)		(e)	(e)	(e)		(e)	
2008	(e)	(e)		(e)	(e)	(e)		(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	
ING BlackRock Large Cap Growth Portfolio - Institutional Class									
2011	9,172	$8.22	to $9.41	$82,025	0.62%	0.00%	to 1.50%	-2.78%	to -1.25%
2010	9,256	$8.45	to $9.53	$84,717	0.46%	0.00%	to 1.50%	11.91%	to 13.72%
2009	9,710	$7.55	to $8.39	$79,020	0.58%	0.00%	to 1.50%	28.62%	to 30.69%
2008	10,055	$5.87	to $6.43	$63,303	0.20%	0.00%	to 1.50%	-39.90%	to -39.03%
2007	11,126	$9.76	to $10.53	$115,938	(a)	0.00%	to 1.50%	(a)	
ING BlackRock Large Cap Growth Portfolio - Service Class									
2011	51	$10.49	to $13.51	$551	0.54%	0.00%	to 1.30%	-2.05%	to -1.55%
2010	18	$10.71	to $10.95	$196	-	0.00%	to 0.50%	12.86%	to 13.47%
2009	17	$9.49	to $9.65	$158	-	0.00%	to 0.50%	29.47%	to 30.23%
2008	12	$7.33	to $7.41	$86	-	0.00%	to 0.50%	-39.32%	to -39.11%
2007	4	$12.08	to $12.17	$43	-	0.00%	to 0.50%	6.75%	

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING BlackRock Large Cap Growth Portfolio - Service 2 Class						
2011	29	$9.07	$261	0.42%	0.35%	-1.95%
2010	24	$9.25	$220	-	0.35%	12.80%
2009	22	$8.20	$177	-	0.35%	29.54%
2008	12	$6.33	$79	-	0.35%	-39.43%
2007	14	$10.45	$147	(a)	0.35%	(a)
ING Clarion Global Real Estate Portfolio - Adviser Class						
2011	-	$8.90	$2	(e)	0.35%	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
ING Clarion Global Real Estate Portfolio - Institutional Class						
2011	5,765	$9.44 to $9.93	$55,561	3.83%	0.00% to 1.50%	-6.63% to -5.16%
2010	5,816	$10.11 to $10.47	$59,612	8.70%	0.00% to 1.50%	14.63% to 16.33%
2009	5,675	$8.82 to $9.00	$50,442	2.45%	0.00% to 1.50%	31.79% to 33.73%
2008	5,361	$6.69 to $6.73	$35,967	(b)	0.00% to 1.50%	(b)
2007	(b)	(b)	(b)	(b)	(b)	(b)
ING Clarion Real Estate Portfolio - Adviser Class						
2011	2	$9.80	$18	(e)	0.35%	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
ING Clarion Real Estate Portfolio - Institutional Class						
2011	188	$10.84 to $11.48	$2,157	2.40%	0.95% to 1.95%	7.65% to 8.71%
2010	182	$10.07 to $10.56	$1,924	3.64%	0.95% to 1.95%	25.88% to 27.08%
2009	158	$8.00 to $8.31	$1,315	3.43%	0.95% to 1.95%	34.90%
2008	117	$6.16	$724	1.92%	0.95%	-38.89%
2007	94	$9.91 to $10.08	$942	(a)	0.95% to 1.95%	(a)

423

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Clarion Real Estate Portfolio - Service Class												
2011	4,216	$9.91	to	$11.95	$48,009	1.33%	0.00%	to	1.55%	7.87%	to	9.53%
2010	3,935	$9.13	to	$10.91	$41,259	3.37%	0.00%	to	1.50%	26.02%	to	28.05%
2009	3,220	$7.19	to	$8.52	$26,610	3.48%	0.00%	to	1.55%	33.83%	to	35.89%
2008	2,819	$5.33	to	$6.27	$17,289	1.39%	0.00%	to	1.50%	-39.46%	to	-38.53%
2007	2,072	$9.95	to	$10.20	$20,838	1.31%	0.00%	to	1.50%	-18.97%	to	-18.11%
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class												
2011	4,580	$9.19	to	$14.79	$64,098	0.20%	0.00%	to	1.60%	-12.28%	to	-10.93%
2010	4,086	$10.41	to	$16.61	$64,558	0.15%	0.00%	to	1.80%	26.45%	to	28.45%
2009	3,350	$8.18	to	$12.94	$41,611	0.53%	0.00%	to	1.50%	37.05%	to	39.14%
2008	2,384	$5.92	to	$9.30	$21,437	0.94%	0.00%	to	1.50%	-40.11%	to	-39.14%
2007	1,307	$9.76	to	$15.28	$19,443	0.12%	0.00%	to	1.85%	12.77%	to	14.09%
ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class												
2011	1	$8.52			$12	(e)	0.35%			(e)		
2010	(e)	(e)			(e)	(e)	(e)			(e)		
2009	(e)	(e)			(e)	(e)	(e)			(e)		
2008	(e)	(e)			(e)	(e)	(e)			(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
ING Global Resources Portfolio - Adviser Class												
2011	-	$8.76			$2	(e)	0.35%			(e)		
2010	(e)	(e)			(e)	(e)	(e)			(e)		
2009	(e)	(e)			(e)	(e)	(e)			(e)		
2008	(e)	(e)			(e)	(e)	(e)			(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
ING Global Resources Portfolio - Institutional Class												
2011	2	$12.51			$30	-	0.20%			-9.08%		
2010	2	$13.76			$33	-	0.20%			21.66%		
2009	2	$11.31			$27	-	0.20%			37.59%		
2008	3	$8.22			$25	2.90%	0.20%			-40.95%		
2007	3	$13.92			$44	(a)	0.20%			(a)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Global Resources Portfolio - Service Class												
2011	10,492	$8.89	to	$13.59	$122,291	0.60%	0.00%	to	1.50%	-10.51%	to	-9.13%
2010	10,301	$9.88	to	$15.01	$133,413	0.85%	0.00%	to	1.50%	19.77%	to	21.64%
2009	10,029	$8.19	to	$12.38	$107,768	0.30%	0.00%	to	1.50%	35.47%	to	37.64%
2008	9,325	$6.00	to	$8.06	$73,573	2.08%	0.00%	to	1.50%	-41.88%	to	-41.03%
2007	8,097	$13.42	to	$13.65	$109,431	(a)	0.00%	to	1.50%			(a)
ING Invesco Van Kampen Growth and Income Portfolio - Service Class												
2011	1,721	$8.75	to	$12.25	$19,901	1.21%	0.00%	to	1.50%	-3.65%	to	-2.16%
2010	1,829	$9.03	to	$12.52	$21,766	0.24%	0.00%	to	1.50%	10.79%	to	12.49%
2009	1,715	$8.09	to	$11.13	$18,265	1.34%	0.00%	to	1.50%	22.12%	to	23.98%
2008	1,513	$6.57	to	$8.98	$13,111	4.08%	0.00%	to	1.50%	-33.23%	to	-32.23%
2007	1,338	$12.73	to	$13.25	$17,288	1.68%	0.00%	to	1.50%	1.03%	to	2.11%
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class												
2011	18		$16.12		$286	0.87%		0.35%			-18.83%	
2010	20		$19.86		$405	0.48%		0.35%			19.49%	
2009	25		$16.62		$421	1.01%		0.35%			70.29%	
2008	18		$9.76		$171	3.71%		0.35%			-51.61%	
2007	18		$20.17		$368	0.94%		0.35%			37.49%	
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class												
2011	1,715	$16.84	to	$16.87	$28,902	1.10%	0.95%	to	1.00%	-18.84%	to	-18.82%
2010	1,953	$20.75	to	$20.78	$40,548	0.67%	0.95%	to	1.00%	19.39%	to	19.49%
2009	2,123	$17.38	to	$17.39	$36,901	1.51%	0.95%	to	1.00%	70.32%	to	70.39%
2008	1,808	$10.20	to	$10.21	$18,447	2.65%	0.95%	to	1.00%	-51.66%	to	-51.61%
2007	2,077		$21.10		$43,831	1.12%		1.00%			37.46%	
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2011	1,268	$8.05	to	$20.76	$23,894	0.83%	0.00%	to	1.50%	-19.51%	to	-18.26%
2010	1,441	$9.94	to	$25.42	$33,720	0.48%	0.00%	to	1.55%	18.45%	to	20.31%
2009	1,541	$8.33	to	$21.25	$30,187	1.31%	0.00%	to	1.55%	68.93%	to	71.51%
2008	1,357	$4.89	to	$12.39	$15,725	2.46%	0.00%	to	1.50%	-52.01%	to	-51.32%
2007	1,642	$15.61	to	$25.32	$40,173	0.95%	0.10%	to	1.50%	36.42%	to	37.80%

425

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class												
2011	1		$9.08		$9	(e)		0.35%		(e)		
2010	(e)		(e)		(e)	(e)		(e)		(e)		
2009	(e)		(e)		(e)	(e)		(e)		(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2011	631	$10.18	to	$14.57	$8,714	0.37%	0.00%	to	1.50%	-2.80%	to	-1.29%
2010	466	$10.41	to	$14.76	$6,554	0.28%	0.00%	to	1.50%	24.86%	to	26.70%
2009	324	$8.29	to	$11.65	$3,617	0.45%	0.00%	to	1.50%	25.40%	to	27.40%
2008	241	$6.57	to	$9.15	$2,129	0.48%	0.00%	to	1.50%	-31.00%	to	-29.94%
2007	194	$12.55	to	$13.06	$2,468	0.15%	0.00%	to	1.50%	-3.16%	to	-2.13%
ING Large Cap Growth Portfolio - Adviser Class												
2011	11		$10.33		$113	(e)		0.35%		(e)		
2010	(e)		(e)		(e)	(e)		(e)		(e)		
2009	(e)		(e)		(e)	(e)		(e)		(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
ING Large Cap Growth Portfolio - Institutional Class												
2011	12,873	$10.27	to	$14.05	$133,022	(e)	0.00%	to	1.50%	(e)		
2010	(e)		(e)		(e)	(e)		(e)		(e)		
2009	(e)		(e)		(e)	(e)		(e)		(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
ING Large Cap Growth Portfolio - Service Class												
2011	25	$10.32	to	$15.22	$266	0.11%	0.00%	to	1.40%		1.74%	
2010	217	$14.96	to	$15.29	$3,252	0.33%	0.00%	to	0.50%	13.68%	to	14.19%
2009	29	$13.16	to	$13.39	$378	0.48%	0.00%	to	0.50%	41.81%	to	42.45%
2008	4	$9.28	to	$9.40	$35	-	0.00%	to	0.50%		-27.53%	
2007	-		$12.97		-	-		-			-	

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Large Cap Value Portfolio - Institutional Class												
2011	24,706	$8.14	to	$9.38	$212,312	1.28%	0.00%	to	1.95%	1.50%	to	3.53%
2010	16,432	$8.02	to	$9.06	$137,628	2.49%	0.00%	to	1.95%	17.08%	to	19.37%
2009	17,629	$6.85	to	$7.59	$124,824	-	0.00%	to	1.95%	10.45%	to	12.77%
2008	17,559	$6.20	to	$6.74	$111,368	3.16%	0.00%	to	1.95%	-31.49%	to	-30.28%
2007	17,096	$9.05	to	$9.31	$156,482	(a)	0.20%	to	1.95%		(a)	
ING Large Cap Value Portfolio - Service Class												
2011	95	$8.21	to	$8.71	$821	1.94%	0.50%	to	1.55%		2.18%	
2010	-		$8.26		$3	-		1.05%			18.00%	
2009	-		$7.00		$3	(c)		1.05%			(c)	
2008	(c)		(c)		(c)	(c)		(c)			(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
ING Marsico Growth Portfolio - Institutional Class												
2011	904	$9.58	to	$10.14	$8,799	0.51%	0.00%	to	1.50%	-2.84%	to	-1.46%
2010	921	$9.82	to	$10.29	$9,178	0.69%	0.00%	to	1.50%	18.35%	to	20.07%
2009	881	$8.25	to	$8.57	$7,384	1.17%	0.00%	to	1.50%	27.33%	to	31.01%
2008	797	$6.45	to	$6.62	$5,214	(b)	0.00%	to	1.50%		(b)	
2007	(b)		(b)		(b)	(b)		(b)			(b)	
ING Marsico Growth Portfolio - Service Class												
2011	48	$9.91	to	$12.28	$570	0.18%	0.25%	to	1.45%	-2.98%	to	-1.84%
2010	43	$10.12	to	$12.51	$522	0.47%	0.25%	to	1.35%	18.32%	to	19.48%
2009	33	$8.47	to	$10.35	$337	0.62%	0.35%	to	1.50%	27.96%	to	28.53%
2008	39	$6.59	to	$8.08	$306	0.09%	0.35%	to	1.20%	-40.94%	to	-40.60%
2007	325	$11.39	to	$13.76	$4,327	-	0.00%	to	1.50%	12.43%	to	14.19%
ING MFS Total Return Portfolio - Adviser Class												
2011	97		$11.59		$1,120	2.56%		0.35%			0.87%	
2010	93		$11.49		$1,070	0.41%		0.35%			9.12%	
2009	85		$10.53		$896	2.58%		0.35%			17.13%	
2008	55		$8.99		$497	4.89%		0.35%			-22.90%	
2007	49		$11.66		$567	1.31%		0.35%			3.19%	

427

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MFS Total Return Portfolio - Institutional Class												
2011	5,037	$11.03	to	$11.05	$55,604	2.69%	0.95%	to	1.00%	0.82%	to	0.91%
2010	5,492	$10.94	to	$10.95	$60,109	0.45%	0.95%	to	1.00%	9.06%	to	9.07%
2009	5,815	$10.03	to	$10.04	$58,354	2.74%	0.95%	to	1.00%	17.02%	to	17.04%
2008	6,024	$8.57	to	$8.58	$51,654	6.26%	0.95%	to	1.00%	-23.00%	to	-22.91%
2007	7,291		$11.13		$81,146	0.11%		1.00%			3.25%	
ING MFS Total Return Portfolio - Service Class												
2011	1,712	$9.76	to	$16.06	$24,886	2.43%	0.00%	to	1.65%	0.07%	to	1.52%
2010	1,795	$9.70	to	$15.85	$25,934	0.45%	0.00%	to	1.50%	8.18%	to	9.90%
2009	1,926	$8.90	to	$14.70	$25,683	2.51%	0.00%	to	1.55%	16.03%	to	17.88%
2008	1,955	$7.60	to	$12.47	$22,350	5.97%	0.00%	to	1.55%	-23.51%	to	-22.41%
2007	2,252	$12.08	to	$15.88	$33,604	2.95%	0.10%	to	1.55%	2.44%	to	3.61%
ING MFS Utilities Portfolio - Service Class												
2011	2,369	$9.86	to	$19.18	$42,549	3.65%	0.00%	to	1.50%	4.77%	to	6.40%
2010	2,219	$9.35	to	$18.03	$37,746	2.63%	0.00%	to	1.50%	12.01%	to	13.72%
2009	2,258	$8.29	to	$15.86	$34,116	5.53%	0.00%	to	1.50%	30.80%	to	32.83%
2008	2,158	$6.29	to	$11.94	$24,775	3.58%	0.00%	to	1.50%	-38.65%	to	-37.72%
2007	2,012	$18.42	to	$19.17	$37,523	1.01%	0.00%	to	1.50%	25.48%	to	26.89%
ING Morgan Stanley Global Franchise Portfolio - Adviser Class												
2011	1		$9.77		$15	(e)		0.35%			(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
ING PIMCO High Yield Portfolio - Adviser Class												
2011	3		$9.91		$29	(e)		0.35%			(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING PIMCO High Yield Portfolio - Institutional Class												
2011	697	$14.47	to	$14.50	$10,100	7.87%	0.95%	to	1.00%	3.65%	to	3.72%
2010	491	$13.96	to	$13.98	$6,858	7.29%	0.95%	to	1.00%	13.40%	to	13.47%
2009	278	$12.31	to	$12.32	$3,426	7.29%	0.95%	to	1.00%	48.26%	to	48.31%
2008	73	$8.30	to	$8.31	$609	8.94%	0.95%	to	1.00%	-23.15%	to	-23.06%
2007	74		$10.80		$800	6.11%		1.00%			2.08%	
ING PIMCO High Yield Portfolio - Service Class												
2011	1,538	$13.34	to	$16.36	$23,607	7.03%	0.00%	to	1.50%	2.85%	to	4.47%
2010	1,397	$12.89	to	$15.66	$20,723	7.21%	0.00%	to	1.50%	12.60%	to	14.27%
2009	969	$11.37	to	$13.71	$12,663	8.04%	0.00%	to	1.50%	47.07%	to	49.41%
2008	505	$7.67	to	$9.18	$4,462	8.96%	0.00%	to	1.50%	-23.68%	to	-22.53%
2007	497	$10.71	to	$11.85	$5,722	7.27%	0.00%	to	1.50%	1.34%	to	2.86%
ING Pioneer Fund Portfolio - Institutional Class												
2011	1,981	$8.60	to	$10.90	$19,761	1.67%	0.00%	to	1.95%	-6.14%	to	-4.24%
2010	1,963	$9.06	to	$11.50	$20,602	1.34%	0.00%	to	1.95%	13.87%	to	16.17%
2009	1,654	$7.87	to	$10.00	$15,047	1.46%	0.00%	to	1.95%	22.54%	to	24.41%
2008	1,578	$6.37	to	$8.11	$11,631	3.79%	0.00%	to	1.60%	-35.59%	to	-34.52%
2007	1,454	$11.18	to	$12.51	$16,489	0.44%	0.00%	to	1.70%	3.71%	to	5.42%
ING Pioneer Fund Portfolio - Service Class												
2011	28	$9.42	to	$9.80	$271	1.08%	0.80%	to	1.50%	-5.85%	to	-5.31%
2010	46	$10.00	to	$10.52	$473	1.21%	0.45%	to	1.55%	14.27%	to	15.22%
2009	39	$8.83	to	$9.13	$353	1.73%	0.45%	to	1.35%	22.44%	to	23.00%
2008	15	$7.22	to	$7.33	$109	3.64%	0.70%	to	1.30%	-35.54%	to	-35.41%
2007	10	$11.20	to	$11.24	$111	-	1.00%	to	1.30%		4.07%	
ING Pioneer Mid Cap Value Portfolio - Institutional Class												
2011	7,967	$8.77	to	$10.70	$80,950	1.54%	0.00%	to	1.90%	-6.42%	to	-4.80%
2010	8,727	$9.30	to	$11.24	$93,956	1.11%	0.00%	to	2.10%	15.71%	to	18.32%
2009	9,133	$7.93	to	$9.51	$83,867	1.50%	0.00%	to	2.10%	23.11%	to	25.46%
2008	8,859	$6.37	to	$7.58	$65,464	2.18%	0.00%	to	1.80%	-34.09%	to	-32.92%
2007	8,727	$11.02	to	$11.30	$96,991	0.08%	0.00%	to	1.80%	4.16%	to	5.26%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer Mid Cap Value Portfolio - Service Class												
2011	35	$9.44	to	$10.51	$359	1.34%	0.10%	to	1.65%	-6.60%	to	-5.06%
2010	36	$10.30	to	$11.07	$390	0.82%	0.10%	to	1.65%	16.13%	to	17.77%
2009	37	$8.91	to	$9.40	$342	1.47%	0.10%	to	1.55%	23.49%	to	25.00%
2008	28	$7.27	to	$7.52	$204	3.64%	0.10%	to	1.35%	-34.03%	to	-33.30%
2007	1	$11.02	to	$11.20	$16	(a)	0.35%	to	1.35%	(a)		
ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class												
2011	15		$9.65		$146	(e)		0.35%			(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2011	28,088	$10.86	to	$14.95	$396,097	1.97%	0.00%	to	1.55%	1.28%	to	2.89%
2010	25,529	$10.65	to	$14.53	$352,842	1.74%	0.00%	to	1.55%	12.32%	to	13.97%
2009	21,112	$9.42	to	$12.75	$257,927	2.05%	0.00%	to	1.55%	31.08%	to	33.33%
2008	17,181	$7.12	to	$9.57	$158,868	4.79%	0.00%	to	1.55%	-28.63%	to	-27.50%
2007	13,148	$12.66	to	$13.20	$168,990	1.82%	0.00%	to	1.55%	2.76%	to	4.05%
ING T. Rowe Price Equity Income Portfolio - Adviser Class												
2011	131		$11.03		$1,447	1.86%		0.35%			-1.52%	
2010	121		$11.20		$1,354	1.31%		0.35%			14.17%	
2009	142		$9.81		$1,389	1.56%		0.35%			24.18%	
2008	116		$7.90		$918	3.48%		0.35%			-36.19%	
2007	93		$12.38		$1,151	1.02%		0.35%			2.40%	
ING T. Rowe Price Equity Income Portfolio - Service Class												
2011	6,232	$8.66	to	$17.51	$100,170	1.97%	0.00%	to	1.50%	-2.41%	to	-0.89%
2010	6,508	$8.82	to	$17.67	$106,214	1.54%	0.00%	to	1.65%	13.06%	to	15.00%
2009	7,785	$7.73	to	$15.37	$110,806	1.81%	0.00%	to	1.65%	22.83%	to	24.96%
2008	6,475	$6.23	to	$12.30	$74,508	4.58%	0.00%	to	1.65%	-36.69%	to	-35.67%
2007	5,633	$13.02	to	$19.12	$101,704	1.42%	0.00%	to	1.65%	1.35%	to	2.78%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price International Stock Portfolio - Adviser Class						
2011	11	$7.63	$83	3.66%	0.35%	-13.00%
2010	9	$8.77	$81	0.78%	0.35%	13.02%
2009	23	$7.76	$175	-	0.35%	36.62%
2008	11	$5.68	$65	-	0.35%	-49.87%
2007	6	$11.33	$64	(a)	0.35%	(a)
ING T. Rowe Price International Stock Portfolio - Service Class						
2011	564	$6.61 to $12.99	$6,872	3.63%	0.00% to 1.50%	-13.67% to -12.35%
2010	579	$7.60 to $14.82	$8,102	1.37%	0.00% to 1.50%	12.11% to 13.82%
2009	690	$6.74 to $13.02	$8,576	1.20%	0.00% to 1.50%	35.49% to 37.63%
2008	705	$4.93 to $9.46	$6,408	1.08%	0.00% to 1.50%	-50.25% to -49.52%
2007	688	$18.01 to $18.74	$12,551	0.95%	0.00% to 1.50%	18.80% to 19.97%
ING Templeton Global Growth Portfolio - Institutional Class						
2011	53	$12.90 to $13.54	$709	1.80%	0.60% to 1.45%	-6.86% to -6.04%
2010	52	$13.78 to $14.41	$735	1.63%	0.60% to 1.55%	6.33% to 7.38%
2009	56	$12.86 to $13.42	$738	3.04%	0.60% to 1.75%	30.43% to 31.96%
2008	77	$9.86 to $10.17	$774	1.43%	0.60% to 1.75%	-40.67% to -39.96%
2007	71	$16.62 to $16.94	$1,186	-	0.75% to 1.90%	1.70%
ING Templeton Global Growth Portfolio - Service Class						
2011	438	$7.74 to $9.14	$3,825	1.81%	0.00% to 1.50%	-7.10% to -5.69%
2010	395	$8.29 to $9.72	$3,693	1.47%	0.00% to 1.50%	6.15% to 7.79%
2009	402	$7.75 to $9.11	$3,525	2.24%	0.00% to 1.50%	30.21% to 32.26%
2008	315	$5.90 to $6.89	$2,110	1.09%	0.00% to 1.50%	-40.57% to -39.86%
2007	253	$11.14 to $11.39	$2,833	1.27%	0.30% to 1.50%	0.91% to 1.98%
ING U.S. Stock Index Portfolio - Institutional Class						
2011	532	$11.84 to $13.03	$6,870	2.11%	0.00% to 1.25%	0.50% to 1.80%
2010	473	$11.98 to $12.80	$6,021	1.76%	0.00% to 1.25%	13.34% to 14.72%
2009	356	$10.54 to $11.16	$3,952	0.73%	0.00% to 1.25%	24.65% to 26.30%
2008	269	$8.44 to $8.84	$2,372	3.86%	0.00% to 1.25%	-37.92% to -37.13%
2007	256	$13.55 to $14.03	$3,588	1.50%	0.05% to 1.25%	4.04% to 4.51%

431

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Money Market Portfolio - Class I												
2011	21,788	$10.14	to	$57.32	$341,904	0.00%	0.00%	to	1.60%	-1.51%	to	0.06%
2010	21,616	$10.23	to	$57.51	$342,560	0.02%	0.00%	to	1.85%	-1.61%	to	0.29%
2009	24,663	$10.28	to	$57.57	$403,501	0.30%	0.00%	to	2.05%	-1.69%	to	0.35%
2008	32,012	$10.33	to	$57.58	$541,019	5.05%	0.00%	to	1.95%	0.93%	to	13.38%
2007	26,790	$10.73	to	$56.29	$520,246	3.62%	0.00%	to	1.70%	-7.17%	to	5.16%
ING Global Real Estate Fund - Class A												
2011	4	$14.90	to	$15.02	$63	3.60%	0.50%	to	0.80%		-6.35%	
2010	3	$15.91	to	$15.95	$48	2.78%	0.65%	to	0.80%		13.89%	
2009	2	$13.97	to	$14.00	$24	(c)	0.50%	to	0.80%		(c)	
2008	(c)		(c)		(c)	(c)		(c)			(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
ING International Capital Appreciation Fund - Class I												
2011	-	$11.36	to	$11.58	$2	-	0.85%	to	1.60%		-19.43%	
2010	1	$14.10	to	$14.24	$11	-	1.00%	to	1.60%		-	
2009	-	$13.16	to	$13.18	$3	(c)	1.05%	to	1.35%		(c)	
2008	(c)		(c)		(c)	(c)		(c)			(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
ING International SmallCap Multi-Manager Fund - Class A												
2011	79	$13.14	to	$14.68	$1,134	1.38%	0.00%	to	1.40%	-18.79%	to	-17.62%
2010	101	$15.79	to	$17.82	$1,766	0.41%	0.00%	to	1.75%	22.40%	to	24.53%
2009	117	$12.90	to	$14.31	$1,642	1.31%	0.00%	to	1.75%	42.98%	to	45.43%
2008	131	$9.05	to	$9.84	$1,261	2.18%	0.00%	to	1.70%	-52.54%	to	-51.81%
2007	111	$19.07	to	$20.42	$2,221	0.85%	0.00%	to	1.75%	8.61%	to	9.75%
ING American Century Small-Mid Cap Value Portfolio - Adviser Class												
2011	8		$13.02		$110	1.08%		0.35%			-3.77%	
2010	6		$13.53		$76	1.56%		0.35%			21.35%	
2009	5		$11.15		$52	-		0.35%			34.66%	
2008	5		$8.28		$39	2.63%		0.35%			-26.92%	
2007	3		$11.33		$37	-		0.35%			-3.49%	

432

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING American Century Small-Mid Cap Value Portfolio - Initial Class						
2011	-	$11.01 to $11.08	$5	(e)	0.95% to 1.40%	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
ING American Century Small-Mid Cap Value Portfolio - Service Class						
2011	2,497	$10.97 to $19.08	$44,006	1.09%	0.00% to 1.50%	-4.57% to -3.13%
2010	2,506	$11.41 to $19.70	$45,970	1.09%	0.00% to 1.50%	20.15% to 22.06%
2009	2,396	$9.42 to $16.14	$35,995	1.64%	0.00% to 1.50%	33.70% to 35.74%
2008	1,988	$7.00 to $11.90	$22,075	0.80%	0.00% to 1.50%	-27.69% to -26.54%
2007	1,876	$12.60 to $16.20	$28,635	0.41%	0.00% to 1.50%	-4.31% to -2.91%
ING Baron Small Cap Growth Portfolio - Adviser Class						
2011	99	$12.44	$1,233	-	0.35%	1.55%
2010	102	$12.25	$1,247	-	0.35%	25.77%
2009	97	$9.74	$947	-	0.35%	34.34%
2008	30	$7.25	$216	-	0.35%	-41.58%
2007	21	$12.41	$257	-	0.35%	5.44%
ING Baron Small Cap Growth Portfolio - Service Class						
2011	6,828	$9.66 to $20.75	$121,607	-	0.00% to 1.55%	0.69% to 2.27%
2010	6,913	$9.54 to $20.51	$122,371	-	0.00% to 1.75%	24.28% to 26.62%
2009	7,089	$7.60 to $16.37	$100,316	-	0.00% to 1.75%	33.14% to 35.21%
2008	6,207	$5.66 to $12.23	$66,236	-	0.00% to 1.55%	-42.18% to -41.24%
2007	5,880	$9.67 to $21.03	$108,700	-	0.00% to 1.55%	4.48% to 6.07%
ING Columbia Small Cap Value II Portfolio - Adviser Class						
2011	25	$9.29	$234	0.77%	0.35%	-3.23%
2010	3	$9.60	$26	-	0.35%	24.51%
2009	3	$7.71	$21	(c)	0.35%	(c)
2008	(c)	(c)	(c)	(c)	(c)	(c)
2007	(c)	(c)	(c)	(c)	(c)	(c)

433

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Columbia Small Cap Value II Portfolio - Service Class									
2011	312	$9.31 to	$10.34	$3,093	0.51%	0.00% to	1.50%	-4.18% to	-2.65%
2010	231	$9.81 to	$10.66	$2,367	1.31%	0.00% to	1.50%	23.49% to	24.97%
2009	174	$8.13 to	$8.59	$1,441	1.17%	0.00% to	1.50%	22.81% to	24.67%
2008	142	$6.62 to	$6.89	$953	0.11%	0.00% to	1.50%	-35.06% to	-34.36%
2007	77	$10.19 to	$10.42	$796	-	0.25% to	1.50%	1.39% to	2.47%
ING Davis New York Venture Portfolio - Service Class									
2011	730	$8.15 to	$19.38	$11,915	0.99%	0.00% to	1.50%	-6.09% to	-4.66%
2010	843	$8.62 to	$20.33	$14,440	0.40%	0.00% to	1.50%	10.40% to	12.01%
2009	840	$7.76 to	$18.15	$12,781	0.66%	0.00% to	1.50%	29.62% to	31.62%
2008	735	$5.94 to	$13.79	$8,589	0.78%	0.00% to	1.50%	-40.12% to	-39.39%
2007	575	$12.23 to	$22.34	$11,313	0.25%	0.25% to	1.50%	2.63% to	3.63%
ING Fidelity® VIP Mid Cap Portfolio - Service Class									
2011	692	$11.51 to	$11.82	$7,970	0.17%	0.00% to	0.50%	-11.53% to	-11.13%
2010	1,084	$13.01 to	$13.30	$14,099	0.52%	0.00% to	0.50%	27.55% to	28.13%
2009	966	$10.20 to	$10.38	$9,850	4.74%	0.00% to	0.50%	38.59% to	39.33%
2008	911	$7.36 to	$7.45	$6,707	0.37%	0.00% to	0.50%	-40.11% to	-39.77%
2007	329	$12.29 to	$12.37	$4,044	0.05%	0.00% to	0.50%	14.43%	
ING Global Bond Portfolio - Adviser Class									
2011	29	$14.02		$413	7.47%	0.35%		2.94%	
2010	35	$13.62		$471	3.38%	0.35%		14.74%	
2009	20	$11.87		$239	2.82%	0.35%		20.63%	
2008	26	$9.84		$258	6.75%	0.35%		-16.26%	
2007	23	$11.75		$275	4.98%	0.35%		8.00%	
ING Global Bond Portfolio - Initial Class									
2011	11,179	$12.12 to	$14.91	$155,537	7.58%	0.00% to	1.95%	1.72% to	3.76%
2010	11,430	$11.79 to	$14.38	$154,688	3.10%	0.00% to	1.95%	13.56% to	17.21%
2009	11,306	$10.26 to	$12.40	$132,935	4.07%	0.00% to	1.95%	18.29% to	22.41%
2008	11,204	$8.50 to	$10.20	$109,367	5.72%	0.00% to	1.95%	-17.26% to	-14.92%
2007	10,776	$11.42 to	$12.08	$125,688	4.51%	0.00% to	1.95%	5.82% to	10.12%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Global Bond Portfolio - Service Class												
2011	72	$11.94	to	$13.18	$891	10.87%	0.25%	to	1.50%	1.93%	to	3.12%
2010	90	$11.68	to	$12.93	$1,077	2.73%	0.35%	to	1.50%	13.82%	to	15.15%
2009	58	$10.25	to	$11.36	$609	5.09%	0.35%	to	1.50%	19.58%	to	20.85%
2008	25	$8.59	to	$9.50	$216	0.40%	0.40%	to	1.50%	-17.03%		
2007	330	$11.45	to	$11.58	$3,826	(a)	0.95%	to	1.50%	(a)		
ING Index Solution 2015 Portfolio - Initial Class												
2011	1	$10.70	to	$13.08	$11	(e)	0.95%	to	1.40%	(e)		
2010	(e)		(e)		(e)	(e)		(e)		(e)		
2009	(e)		(e)		(e)	(e)		(e)		(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
ING Index Solution 2015 Portfolio - Service Class												
2011	44	$10.86	to	$13.01	$552	0.99%	0.00%	to	0.75%	0.08%	to	0.74%
2010	5	$10.78	to	$13.00	$55	(d)	0.00%	to	0.75%	(d)		
2009	(d)		(d)		(d)	(d)		(d)		(d)		
2008	(d)		(d)		(d)	(d)		(d)		(d)		
2007	(d)		(d)		(d)	(d)		(d)		(d)		
ING Index Solution 2015 Portfolio - Service 2 Class												
2011	72	$10.88	to	$11.16	$798	2.29%	0.20%	to	1.55%	-0.91%	to	0.45%
2010	62	$10.98	to	$11.11	$687	(d)	0.20%	to	1.55%	(d)		
2009	(d)		(d)		(d)	(d)		(d)		(d)		
2008	(d)		(d)		(d)	(d)		(d)		(d)		
2007	(d)		(d)		(d)	(d)		(d)		(d)		
ING Index Solution 2025 Portfolio - Initial Class												
2011	6	$10.86	to	$13.48	$78	(e)	0.95%	to	1.40%	(e)		
2010	(e)		(e)		(e)	(e)		(e)		(e)		
2009	(e)		(e)		(e)	(e)		(e)		(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		

435

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Index Solution 2025 Portfolio - Service Class												
2011	4	$11.00	to	$13.40	$49	5.19%	0.00%	to	0.75%	-2.26%	to	-1.52%
2010	2	$11.17	to	$13.71	$28	(d)	0.00%	to	0.75%	(d)		
2009	(d)	(d)			(d)	(d)	(d)			(d)		
2008	(d)	(d)			(d)	(d)	(d)			(d)		
2007	(d)	(d)			(d)	(d)	(d)			(d)		
ING Index Solution 2025 Portfolio - Service 2 Class												
2011	178	$11.07	to	$11.36	$2,003	1.87%	0.20%	to	1.55%	-3.23%	to	-1.90%
2010	132	$11.44	to	$11.58	$1,519	(d)	0.20%	to	1.55%	(d)		
2009	(d)	(d)			(d)	(d)	(d)			(d)		
2008	(d)	(d)			(d)	(d)	(d)			(d)		
2007	(d)	(d)			(d)	(d)	(d)			(d)		
ING Index Solution 2035 Portfolio - Initial Class												
2011	3	$13.53	to	$13.63	$42	(e)	0.95%	to	1.40%	(e)		
2010	(e)	(e)			(e)	(e)	(e)			(e)		
2009	(e)	(e)			(e)	(e)	(e)			(e)		
2008	(e)	(e)			(e)	(e)	(e)			(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
ING Index Solution 2035 Portfolio - Service Class												
2011	7	$10.98	to	$13.57	$80	1.96%	0.00%	to	0.75%	-3.96%	to	-3.26%
2010	2	$11.35	to	$14.13	$22	(d)	0.00%	to	0.75%	(d)		
2009	(d)	(d)			(d)	(d)	(d)			(d)		
2008	(d)	(d)			(d)	(d)	(d)			(d)		
2007	(d)	(d)			(d)	(d)	(d)			(d)		
ING Index Solution 2035 Portfolio - Service 2 Class												
2011	139	$11.07	to	$11.38	$1,557	1.59%	0.10%	to	1.55%	-4.90%	to	-3.48%
2010	92	$11.64	to	$11.79	$1,083	(d)	0.10%	to	1.55%	(d)		
2009	(d)	(d)			(d)	(d)	(d)			(d)		
2008	(d)	(d)			(d)	(d)	(d)			(d)		
2007	(d)	(d)			(d)	(d)	(d)			(d)		

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Index Solution 2045 Portfolio - Initial Class						
2011	1	$13.85 to $13.94	$17	(e)	0.95% to 1.40%	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
ING Index Solution 2045 Portfolio - Service Class						
2011	2	$11.08 to $13.87	$19	-	0.00% to 0.80%	-4.80% to -4.15%
2010	-	$11.56 to $14.57	$1	(d)	0.00% to 0.75%	(d)
2009	(d)	(d)	(d)	(d)	(d)	(d)
2008	(d)	(d)	(d)	(d)	(d)	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
ING Index Solution 2045 Portfolio - Service 2 Class						
2011	81	$11.16 to $11.47	$923	1.19%	0.10% to 1.55%	-5.82% to -4.42%
2010	49	$11.85 to $12.00	$584	(d)	0.10% to 1.55%	(d)
2009	(d)	(d)	(d)	(d)	(d)	(d)
2008	(d)	(d)	(d)	(d)	(d)	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
ING Index Solution 2055 Portfolio - Initial Class						
2011	-	$10.98	-	(e)	0.95%	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
ING Index Solution 2055 Portfolio - Service Class						
2011	6	$10.87 to $11.10	$64	-	0.00% to 1.25%	-5.04% to -4.15%
2010	-	$11.51 to $11.58	$3	(d)	0.00% to 0.95%	(d)
2009	(d)	(d)	(d)	(d)	(d)	(d)
2008	(d)	(d)	(d)	(d)	(d)	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Index Solution 2055 Portfolio - Service 2 Class												
2011	5	$10.87	to	$10.97	$53	-	0.60%	to	1.15%	-5.21%		
2010	-		$11.51		-	(d)	0.90%	to	0.95%	(d)		
2009	(d)		(d)		(d)	(d)		(d)		(d)		
2008	(d)		(d)		(d)	(d)		(d)		(d)		
2007	(d)		(d)		(d)	(d)		(d)		(d)		
ING Index Solution Income Portfolio - Service Class												
2011	51	$10.84	to	$12.59	$645	(e)	0.00%	to	0.80%	(e)		
2010	(e)		(e)		(e)	(e)		(e)		(e)		
2009	(e)		(e)		(e)	(e)		(e)		(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
ING Index Solution Income Portfolio - Service 2 Class												
2011	17	$10.78	to	$10.97	$186	2.89%	0.60%	to	1.55%	0.94%	to	1.86%
2010	15	$10.68	to	$10.76	$160	(d)	0.65%	to	1.55%	(d)		
2009	(d)		(d)		(d)	(d)		(d)		(d)		
2008	(d)		(d)		(d)	(d)		(d)		(d)		
2007	(d)		(d)		(d)	(d)		(d)		(d)		
ING Invesco Van Kampen Comstock Portfolio - Adviser Class												
2011	28		$10.45		$297	1.32%		0.35%		-2.70%		
2010	29		$10.74		$307	1.02%		0.35%		14.38%		
2009	30		$9.39		$284	2.04%		0.35%		27.76%		
2008	28		$7.35		$206	3.06%		0.35%		-36.80%		
2007	33		$11.63		$382	1.50%		0.35%		-2.92%		
ING Invesco Van Kampen Comstock Portfolio - Service Class												
2011	3,682	$8.53	to	$14.49	$46,669	1.37%	0.00%	to	1.95%	-3.92%	to	-2.12%
2010	4,016	$8.79	to	$14.95	$52,549	1.29%	0.00%	to	1.95%	12.86%	to	15.17%
2009	4,478	$7.70	to	$13.12	$51,283	2.28%	0.00%	to	1.95%	25.95%	to	28.60%
2008	4,775	$6.03	to	$10.31	$42,974	3.72%	0.00%	to	1.95%	-37.70%	to	-36.68%
2007	5,857	$12.01	to	$16.39	$83,912	1.24%	0.25%	to	1.95%	-3.74%	to	-2.54%

438

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class						
2011	55	$11.80	$649	2.05%	0.35%	-1.91%
2010	43	$12.03	$523	1.38%	0.35%	11.39%
2009	46	$10.80	$492	1.50%	0.35%	21.62%
2008	35	$8.88	$308	7.05%	0.35%	-24.04%
2007	17	$11.69	$203	2.68%	0.35%	2.72%
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class						
2011	18,261	$9.95 to $13.67	$228,833	2.23%	0.00% to 1.95%	-3.03% to -1.01%
2010	19,572	$10.15 to $13.81	$249,741	1.82%	0.00% to 1.95%	10.19% to 17.25%
2009	21,103	$9.11 to $12.30	$240,779	1.87%	0.00% to 1.95%	14.24% to 25.89%
2008	23,075	$7.48 to $10.03	$216,996	5.17%	0.00% to 1.95%	-30.76% to -21.09%
2007	26,353	$11.95 to $13.08	$325,269	2.45%	0.00% to 1.95%	-1.13% to 8.09%
ING Invesco Van Kampen Equity and Income Portfolio - Service Class						
2011	6	$38.32 to $39.30	$229	2.26%	1.00% to 1.25%	-2.54% to -2.31%
2010	5	$39.32 to $40.23	$214	1.65%	1.00% to 1.25%	10.64% to 10.92%
2009	4	$35.54 to $36.27	$149	1.31%	1.00% to 1.25%	20.84% to 21.14%
2008	5	$29.41 to $30.80	$157	5.22%	0.60% to 1.25%	-24.51% to -24.03%
2007	5	$12.58 to $40.54	$188	2.88%	0.60% to 1.25%	2.02% to 2.66%
ING JPMorgan Mid Cap Value Portfolio - Adviser Class						
2011	25	$12.49	$308	0.58%	0.35%	1.30%
2010	31	$12.33	$378	0.60%	0.35%	22.20%
2009	29	$10.09	$292	1.12%	0.35%	24.88%
2008	30	$8.08	$245	1.58%	0.35%	-33.44%
2007	32	$12.14	$386	0.42%	0.35%	1.76%
ING JPMorgan Mid Cap Value Portfolio - Service Class						
2011	1,760	$10.00 to $19.76	$30,683	0.83%	0.00% to 1.50%	0.29% to 1.88%
2010	1,790	$9.91 to $19.41	$30,952	0.77%	0.00% to 1.55%	21.11% to 23.01%
2009	1,864	$8.12 to $15.78	$26,549	1.24%	0.00% to 1.55%	23.68% to 25.73%
2008	1,843	$6.51 to $12.56	$21,120	2.10%	0.00% to 1.55%	-34.08% to -33.01%
2007	2,021	$9.76 to $18.54	$34,984	0.57%	0.00% to 1.55%	0.77% to 2.37%

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Oppenheimer Global Portfolio - Adviser Class						
2011	46	$11.12	$515	1.20%	0.35%	-8.93%
2010	40	$12.21	$483	1.39%	0.35%	15.08%
2009	36	$10.61	$383	1.61%	0.35%	38.51%
2008	31	$7.66	$238	2.32%	0.35%	-40.85%
2007	28	$12.95	$365	0.43%	0.35%	5.63%
ING Oppenheimer Global Portfolio - Initial Class						
2011	40,001	$8.34 to $13.73	$498,449	1.52%	0.00% to 1.65%	-9.60% to -8.10%
2010	43,210	$9.16 to $14.94	$591,369	1.57%	0.00% to 1.80%	14.05% to 21.88%
2009	46,362	$7.95 to $12.86	$549,793	2.38%	0.00% to 1.95%	29.29% to 44.58%
2008	49,538	$5.74 to $9.22	$423,940	2.29%	0.00% to 1.95%	-43.34% to -38.16%
2007	57,612	$14.09 to $15.45	$840,722	1.09%	0.00% to 1.80%	1.35% to 11.82%
ING Oppenheimer Global Portfolio - Service Class						
2011	44	$14.05 to $14.39	$638	1.40%	1.00% to 1.25%	-9.53% to -9.33%
2010	41	$15.53 to $15.87	$647	1.41%	1.00% to 1.25%	14.36% to 14.67%
2009	35	$13.58 to $13.84	$486	2.12%	1.00% to 1.25%	37.59% to 37.99%
2008	27	$9.87 to $10.03	$267	1.98%	1.00% to 1.25%	-41.18% to -41.07%
2007	26	$16.78 to $17.02	$439	1.20%	1.00% to 1.25%	5.01% to 5.26%
ING PIMCO Total Return Portfolio - Adviser Class						
2011	185	$13.93	$2,578	2.89%	0.35%	2.58%
2010	147	$13.58	$1,991	3.43%	0.35%	6.93%
2009	96	$12.70	$1,215	3.17%	0.35%	11.99%
2008	77	$11.34	$870	5.48%	0.35%	-0.79%
2007	48	$11.43	$554	4.13%	0.35%	8.75%
ING PIMCO Total Return Portfolio - Initial Class						
2011	8	$10.22 to $10.29	$78	(e)	0.95% to 1.40%	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING PIMCO Total Return Portfolio - Service Class												
2011	15,317	$12.41	to	$17.01	$232,928	2.92%	0.00%	to	1.95%	1.25%	to	3.26%
2010	15,339	$12.13	to	$16.48	$227,651	3.41%	0.00%	to	1.95%	5.45%	to	7.58%
2009	12,634	$11.37	to	$15.32	$175,181	3.28%	0.00%	to	1.95%	10.40%	to	12.68%
2008	8,434	$10.17	to	$13.60	$104,849	5.43%	0.00%	to	1.95%	-1.87%	to	-0.25%
2007	6,608	$10.22	to	$13.44	$83,010	3.25%	0.00%	to	1.75%	7.71%	to	9.17%
ING Pioneer High Yield Portfolio - Initial Class												
2011	1,281	$13.37	to	$15.78	$19,191	6.17%	0.00%	to	1.95%	-2.62%	to	-0.69%
2010	1,177	$13.58	to	$15.89	$17,901	6.06%	0.00%	to	1.95%	16.67%	to	19.10%
2009	1,047	$11.50	to	$13.35	$13,508	6.43%	0.00%	to	1.95%	64.58%	to	67.08%
2008	508	$6.96	to	$7.99	$3,967	8.59%	0.00%	to	1.50%	-30.43%	to	-29.42%
2007	465	$11.04	to	$11.32	$5,184	6.31%	0.00%	to	1.50%	4.55%	to	6.19%
ING Pioneer High Yield Portfolio - Service Class												
2011	27	$14.41	to	$15.25	$393	5.50%	0.35%	to	1.35%	-2.31%	to	-1.29%
2010	25	$14.71	to	$15.45	$370	5.44%	0.35%	to	1.40%	17.02%	to	18.30%
2009	14	$12.57	to	$13.06	$181	6.87%	0.35%	to	1.40%	64.31%	to	65.47%
2008	11	$7.65	to	$7.79	$81	7.95%	0.70%	to	1.40%	-30.49%	to	-30.32%
2007	9	$11.02	to	$11.11	$95	5.94%	0.85%	to	1.35%		4.82%	
ING Solution 2015 Portfolio - Adviser Class												
2011	71	$11.31	to	$12.12	$805	2.89%	0.00%	to	0.35%	-1.22%	to	-0.90%
2010	45	$11.45	to	$12.23	$512	0.09%	0.00%	to	0.65%	10.19%	to	10.88%
2009	1,347	$10.26	to	$11.03	$14,444	3.68%	0.00%	to	1.55%	20.28%	to	22.15%
2008	1,203	$8.52	to	$9.03	$10,621	1.79%	0.00%	to	1.55%	-28.20%	to	-27.06%
2007	800	$11.72	to	$12.38	$9,750	0.70%	0.00%	to	1.55%	2.68%	to	4.06%
ING Solution 2015 Portfolio - Service Class												
2011	5,226	$9.45	to	$12.33	$60,328	3.23%	0.00%	to	1.50%	-2.19%	to	-0.68%
2010	4,993	$9.61	to	$12.42	$58,754	2.36%	0.00%	to	1.50%	9.61%	to	11.39%
2009	4,158	$8.71	to	$11.17	$44,359	3.84%	0.00%	to	1.50%	20.49%	to	22.39%
2008	3,218	$7.17	to	$9.13	$28,425	1.76%	0.00%	to	1.50%	-27.98%	to	-26.84%
2007	2,485	$11.99	to	$12.48	$30,299	0.55%	0.00%	to	1.50%	3.01%	to	4.61%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Solution 2015 Portfolio - Service 2 Class						
2011	1,241	$11.00 to $11.33	$13,912	3.32%	0.00% to 1.55%	-2.40% to -0.79%
2010	1,297	$11.27 to $11.42	$14,738	(d)	0.00% to 1.55%	(d)
2009	(d)	(d)	(d)	(d)	(d)	(d)
2008	(d)	(d)	(d)	(d)	(d)	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
ING Solution 2025 Portfolio - Adviser Class						
2011	36	$10.70	$387	1.90%	0.35%	-3.69%
2010	32	$11.11 to $12.08	$351	0.05%	0.00% to 0.95%	12.38% to 13.53%
2009	1,753	$9.82 to $10.64	$18,118	3.06%	0.00% to 1.55%	23.44% to 25.32%
2008	1,449	$7.86 to $8.49	$12,028	1.43%	0.00% to 1.55%	-34.96% to -33.93%
2007	957	$11.94 to $12.85	$12,103	0.50%	0.00% to 1.55%	2.66% to 3.99%
ING Solution 2025 Portfolio - Service Class						
2011	8,260	$8.71 to $11.89	$92,206	2.18%	0.00% to 1.50%	-4.53% to -3.03%
2010	7,451	$9.07 to $12.27	$86,539	1.58%	0.00% to 1.50%	12.04% to 13.82%
2009	6,278	$8.03 to $10.78	$64,506	3.13%	0.00% to 1.50%	23.86% to 25.93%
2008	4,569	$6.43 to $8.57	$37,936	1.41%	0.00% to 1.50%	-34.86% to -33.95%
2007	3,127	$9.87 to $12.96	$39,563	0.41%	0.00% to 1.50%	3.06% to 4.31%
ING Solution 2025 Portfolio - Service 2 Class						
2011	1,727	$11.17 to $11.51	$19,675	2.22%	0.00% to 1.55%	-4.77% to -3.20%
2010	1,708	$11.73 to $11.89	$20,208	(d)	0.00% to 1.55%	(d)
2009	(d)	(d)	(d)	(d)	(d)	(d)
2008	(d)	(d)	(d)	(d)	(d)	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
ING Solution 2035 Portfolio - Adviser Class						
2011	32	$10.55	$338	1.12%	0.35%	-5.21%
2010	34	$11.13 to $11.56	$379	0.05%	0.35% to 1.00%	13.11% to 13.92%
2009	1,547	$9.77 to $10.71	$16,062	2.66%	0.00% to 1.55%	26.08% to 28.11%
2008	1,196	$7.66 to $8.36	$9,767	1.45%	0.00% to 1.55%	-38.14% to -37.24%
2007	750	$12.24 to $13.32	$9,830	0.44%	0.00% to 1.55%	3.40% to 4.75%

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2035 Portfolio - Service Class												
2011	6,862	$8.36	to	$11.85	$76,467	1.61%	0.00%	to	1.50%	-6.05%	to	-4.55%
2010	5,947	$8.85	to	$12.42	$70,002	1.19%	0.00%	to	1.50%	12.86%	to	14.58%
2009	5,065	$7.78	to	$10.84	$52,312	2.79%	0.00%	to	1.50%	26.47%	to	28.44%
2008	3,386	$6.11	to	$8.45	$27,711	1.40%	0.00%	to	1.50%	-37.97%	to	-36.99%
2007	2,101	$12.88	to	$13.41	$27,544	0.44%	0.00%	to	1.50%	3.70%	to	4.98%
ING Solution 2035 Portfolio - Service 2 Class												
2011	1,444	$11.18	to	$11.52	$16,464	1.68%	0.00%	to	1.55%	-6.29%	to	-4.79%
2010	1,425	$11.93	to	$12.10	$17,154	(d)	0.00%	to	1.55%	(d)		
2009	(d)		(d)		(d)	(d)		(d)		(d)		
2008	(d)		(d)		(d)	(d)		(d)		(d)		
2007	(d)		(d)		(d)	(d)		(d)		(d)		
ING Solution 2045 Portfolio - Adviser Class												
2011	11	$10.34			$115	1.03%	0.35%			-5.74%		
2010	7	$10.97			$80	0.02%	0.35%			14.51%		
2009	1,072	$9.58	to	$10.68	$11,165	2.16%	0.00%	to	1.55%	27.31%	to	29.30%
2008	797	$7.43	to	$8.26	$6,465	1.10%	0.00%	to	1.55%	-40.86%	to	-39.93%
2007	579	$12.42	to	$13.75	$7,858	0.24%	0.00%	to	1.55%	3.86%	to	5.24%
ING Solution 2045 Portfolio - Service Class												
2011	4,993	$8.06	to	$11.80	$55,372	1.22%	0.00%	to	1.50%	-6.56%	to	-5.12%
2010	4,246	$8.57	to	$12.44	$49,958	0.90%	0.00%	to	1.50%	13.39%	to	15.17%
2009	3,511	$7.51	to	$10.81	$36,075	2.34%	0.00%	to	1.50%	27.92%	to	29.93%
2008	2,197	$5.82	to	$8.32	$17,688	1.13%	0.00%	to	1.50%	-40.72%	to	-39.88%
2007	1,293	$9.89	to	$13.84	$17,462	0.25%	0.00%	to	1.50%	4.15%	to	5.38%
ING Solution 2045 Portfolio - Service 2 Class												
2011	1,168	$11.22	to	$11.56	$13,383	1.25%	0.00%	to	1.55%	-6.89%	to	-5.40%
2010	1,142	$12.05	to	$12.22	$13,890	(d)	0.00%	to	1.55%	(d)		
2009	(d)		(d)		(d)	(d)		(d)		(d)		
2008	(d)		(d)		(d)	(d)		(d)		(d)		
2007	(d)		(d)		(d)	(d)		(d)		(d)		

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Solution 2055 Portfolio - Service Class									
2011	130	$10.20 to	$11.02	$1,414	0.37%	0.05% to	1.50%	-6.52% to	-5.16%
2010	19	$11.50 to	$11.62	$222	(d)	0.05% to	1.50%	(d)	
2009	(d)	(d)		(d)	(d)	(d)		(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
ING Solution 2055 Portfolio - Service 2 Class									
2011	24	$10.74 to	$11.00	$259	0.46%	0.00% to	1.45%	-6.43% to	-5.25%
2010	15	$11.51 to	$11.61	$174	(d)	0.00% to	1.25%	(d)	
2009	(d)	(d)		(d)	(d)	(d)		(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
ING Solution Growth Portfolio - Service Class									
2011	193	$9.02 to	$9.44	$1,775	0.33%	0.25% to	1.50%	-3.94% to	-2.68%
2010	131	$9.39 to	$9.70	$1,246	1.11%	0.25% to	1.50%	11.11% to	12.40%
2009	86	$8.45 to	$8.63	$737	0.66%	0.25% to	1.50%	22.87% to	23.99%
2008	25	$6.91 to	$6.96	$174	(b)	0.25% to	1.25%	(b)	
2007	(b)	(b)		(b)	(b)	(b)		(b)	
ING Solution Income Portfolio - Adviser Class									
2011	25	$11.90		$303	2.00%	0.35%		-0.17%	
2010	84	$11.92 to	$12.20	$998	0.63%	0.25% to	0.40%	8.82% to	9.03%
2009	776	$10.61 to	$11.32	$8,576	5.19%	0.00% to	1.40%	15.42% to	16.94%
2008	854	$9.19 to	$9.68	$8,109	1.98%	0.00% to	1.40%	-18.09% to	-16.91%
2007	646	$11.22 to	$11.65	$7,427	0.90%	0.00% to	1.40%	3.41% to	4.70%
ING Solution Income Portfolio - Service Class									
2011	1,144	$10.40 to	$12.61	$13,757	3.92%	0.00% to	1.50%	-1.13% to	0.42%
2010	1,044	$10.46 to	$12.57	$12,512	3.39%	0.00% to	1.50%	7.95% to	9.78%
2009	852	$9.63 to	$11.47	$9,378	5.44%	0.00% to	1.50%	15.44% to	17.28%
2008	733	$8.35 to	$9.78	$6,949	2.09%	0.00% to	1.50%	-17.91% to	-16.70%
2007	644	$11.28 to	$11.74	$7,385	0.65%	0.00% to	1.50%	3.68% to	4.87%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution Income Portfolio - Service 2 Class												
2011	241	$10.80	to	$11.10	$2,646	3.22%	0.00%	to	1.45%	-1.10%	to	0.27%
2010	458	$10.93	to	$11.07	$5,049	(d)	0.00%	to	1.40%	(d)		
2009	(d)		(d)		(d)	(d)		(d)		(d)		
2008	(d)		(d)		(d)	(d)		(d)		(d)		
2007	(d)		(d)		(d)	(d)		(d)		(d)		
ING Solution Moderate Portfolio - Service Class												
2011	305	$9.68	to	$10.14	$3,018	0.54%	0.25%	to	1.50%	-2.22%	to	-0.88%
2010	247	$9.90	to	$10.23	$2,487	1.49%	0.25%	to	1.50%	9.51%	to	10.95%
2009	167	$9.04	to	$9.22	$1,529	0.93%	0.25%	to	1.50%	18.61%	to	19.90%
2008	82	$7.63	to	$7.69	$625	(b)	0.25%	to	1.40%	(b)		
2007	(b)		(b)		(b)	(b)		(b)		(b)		
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class												
2011	32		$12.64		$409	0.23%		0.35%			-4.53%	
2010	34		$13.24		$451	-		0.35%			27.31%	
2009	30		$10.40		$313	-		0.35%			45.05%	
2008	30		$7.17		$212	-		0.35%			-43.54%	
2007	29		$12.70		$365	-		0.35%			12.29%	
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2011	22,944	$9.79	to	$14.79	$309,528	0.35%	0.00%	to	1.50%	-5.15%	to	-3.64%
2010	24,412	$10.25	to	$15.35	$345,307	0.28%	0.00%	to	1.50%	26.65%	to	31.82%
2009	25,435	$8.04	to	$11.95	$281,756	0.43%	0.00%	to	1.50%	40.28%	to	52.34%
2008	26,223	$5.53	to	$8.17	$200,073	0.48%	0.00%	to	1.50%	-45.52%	to	-41.84%
2007	28,669	$11.84	to	$14.41	$389,300	0.19%	0.00%	to	1.50%	6.13%	to	16.20%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class												
2011	47	$9.63	to	$14.22	$580	0.18%	0.00%	to	1.25%	-5.12%	to	-3.92%
2010	43	$10.15	to	$14.80	$562	-	0.00%	to	1.25%	26.47%	to	28.14%
2009	36	$8.02	to	$11.55	$368	0.31%	0.00%	to	1.25%	44.22%	to	46.02%
2008	37	$5.56	to	$7.91	$272	-	0.00%	to	1.25%	-44.01%	to	-43.26%
2007	39	$9.93	to	$13.94	$514	-	0.00%	to	1.25%	11.57%	to	12.61%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price Growth Equity Portfolio - Adviser Class						
2011	98	$11.60	$1,139	-	0.35%	-1.94%
2010	101	$11.83	$1,195	-	0.35%	15.87%
2009	105	$10.21	$1,070	-	0.35%	41.81%
2008	103	$7.20	$743	0.32%	0.35%	-42.72%
2007	92	$12.57	$1,155	-	0.35%	9.02%
ING T. Rowe Price Growth Equity Portfolio - Initial Class						
2011	9,608	$9.08 to $28.03	$208,716	-	0.00% to 1.50%	-2.57% to -1.06%
2010	10,050	$9.27 to $28.62	$223,428	0.04%	0.00% to 1.50%	15.11% to 16.88%
2009	10,235	$7.99 to $24.73	$200,867	0.17%	0.00% to 1.50%	40.83% to 43.01%
2008	10,195	$5.63 to $17.48	$141,775	1.37%	0.00% to 1.50%	-43.12% to -30.59%
2007	11,199	$10.39 to $30.54	$275,025	0.48%	0.00% to 1.50%	-10.73% to 9.89%
ING T. Rowe Price Growth Equity Portfolio - Service Class						
2011	156	$11.83 to $14.07	$2,053	-	0.00% to 1.55%	-2.79% to -1.33%
2010	152	$12.17 to $14.40	$2,022	0.06%	0.00% to 1.55%	14.81% to 16.61%
2009	140	$10.60 to $12.48	$1,598	-	0.00% to 1.55%	40.40% to 42.58%
2008	126	$7.55 to $8.84	$1,018	1.15%	0.00% to 1.55%	-43.28% to -42.36%
2007	88	$13.31 to $15.48	$1,234	0.19%	0.00% to 1.55%	7.95% to 9.11%
ING Templeton Foreign Equity Portfolio - Adviser Class						
2011	59	$7.78	$457	2.05%	0.35%	-12.68%
2010	36	$8.91	$324	1.86%	0.35%	7.87%
2009	26	$8.26	$215	-	0.35%	30.90%
2008	23	$6.31	$143	(b)	0.35%	(b)
2007	(b)	(b)	(b)	(b)	(b)	(b)
ING Templeton Foreign Equity Portfolio - Initial Class						
2011	10,100	$7.54 to $8.03	$77,991	1.95%	0.00% to 1.50%	-13.36% to -12.05%
2010	10,877	$8.70 to $9.13	$96,382	2.20%	0.00% to 1.50%	7.22% to 9.74%
2009	11,443	$8.11 to $8.38	$94,024	-	0.00% to 1.50%	30.10% to 32.18%
2008	12,039	$6.23 to $6.34	$75,608	(b)	0.00% to 1.50%	(b)
2007	(b)	(b)	(b)	(b)	(b)	(b)

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Templeton Foreign Equity Portfolio - Service Class												
2011	9	$8.95	to	$9.69	$86	1.15%	0.00%	to	1.40%	-13.44%	to	-12.23%
2010	8	$10.32	to	$11.04	$88	2.76%	0.00%	to	1.45%	7.04%	to	8.55%
2009	6	$9.64	to	$10.17	$57	-	0.00%	to	1.45%	30.01%	to	31.91%
2008	5	$7.43	to	$7.71	$40	0.04%	0.00%	to	1.40%		-41.32%	
2007	425	$12.66	to	$12.99	$5,433	1.43%	0.00%	to	1.50%	13.44%	to	14.69%
ING Thornburg Value Portfolio - Adviser Class												
2011	60		$10.29		$614	0.60%		0.35%			-13.82%	
2010	32		$11.94		$383	1.23%		0.35%			10.45%	
2009	40		$10.81		$429	0.83%		0.35%			43.56%	
2008	39		$7.53		$295	0.25%		0.35%			-40.24%	
2007	41		$12.60		$521	-		0.35%			6.33%	
ING Thornburg Value Portfolio - Initial Class												
2011	3,771	$6.01	to	$29.36	$75,735	0.79%	0.00%	to	1.50%	-14.42%	to	-13.08%
2010	4,052	$7.02	to	$34.13	$93,417	1.46%	0.00%	to	1.50%	9.69%	to	11.38%
2009	4,320	$6.40	to	$30.95	$89,807	1.14%	0.00%	to	1.50%	42.54%	to	44.85%
2008	4,224	$4.48	to	$21.60	$61,486	0.54%	0.00%	to	1.50%	-40.74%	to	-39.78%
2007	4,540	$7.56	to	$36.21	$113,433	0.45%	0.00%	to	1.50%	5.60%	to	7.23%
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class												
2011	9		$9.58		$82	1.27%		0.35%			-3.33%	
2010	8		$9.91		$75	-		0.35%			12.36%	
2009	9		$8.82		$77	1.67%		0.35%			30.67%	
2008	6		$6.75		$43	3.57%		0.35%			-40.27%	
2007	1		$11.30		$13	(a)		0.35%			(a)	
ING UBS U.S. Large Cap Equity Portfolio - Initial Class												
2011	4,859	$8.15	to	$18.24	$66,888	1.11%	0.00%	to	1.95%	-4.46%	to	-2.54%
2010	5,497	$8.44	to	$18.72	$78,055	0.90%	0.00%	to	1.95%	11.28%	to	13.46%
2009	6,024	$7.50	to	$16.50	$76,337	1.44%	0.00%	to	1.95%	29.15%	to	31.83%
2008	6,593	$5.74	to	$12.52	$64,277	2.42%	0.00%	to	1.95%	-40.95%	to	-5.47%
2007	7,798	$11.71	to	$20.79	$126,472	0.72%	0.00%	to	1.95%	-37.09%	to	1.17%

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING UBS U.S. Large Cap Equity Portfolio - Service Class												
2011	2	$9.20			$18	-	1.00%			-3.66%		
2010	2	$9.55			$16	-	1.00%			11.83%		
2009	1	$8.54			$10	-	1.00%			30.18%		
2008	1	$6.56			$6	-	1.00%			-40.58%		
2007	1	$11.04			$6	-	1.00%			-0.09%		
ING Core Equity Research Fund - Class A												
2011	13	$14.79	to	$15.19	$189	1.03%	0.35%	to	1.25%	-1.66%	to	-0.78%
2010	13	$14.99	to	$15.29	$200	0.61%	0.40%	to	1.40%	10.95%	to	12.10%
2009	9	$13.49	to	$13.64	$129	(c)	0.40%	to	1.55%	(c)		
2008	(c)	(c)			(c)	(c)	(c)			(c)		
2007	(c)	(c)			(c)	(c)	(c)			(c)		
ING Strategic Allocation Conservative Portfolio - Class I												
2011	1,920	$9.91	to	$21.55	$31,636	4.08%	0.00%	to	1.60%	0.18%	to	1.80%
2010	1,876	$9.82	to	$21.17	$30,602	4.39%	0.00%	to	1.60%	9.40%	to	11.10%
2009	1,943	$8.92	to	$19.06	$29,313	7.90%	0.00%	to	1.95%	15.62%	to	17.94%
2008	1,959	$7.64	to	$16.17	$25,840	4.38%	0.00%	to	1.95%	-25.08%	to	-23.58%
2007	2,130	$11.88	to	$21.16	$37,661	3.11%	0.00%	to	1.95%	4.12%	to	5.81%
ING Strategic Allocation Growth Portfolio - Class I												
2011	3,981	$8.45	to	$20.63	$61,425	2.68%	0.00%	to	1.95%	-4.75%	to	-2.89%
2010	4,056	$8.78	to	$21.25	$65,533	3.58%	0.00%	to	1.95%	10.82%	to	13.15%
2009	4,155	$7.83	to	$18.80	$60,353	9.30%	0.00%	to	1.95%	22.80%	to	25.27%
2008	4,099	$6.30	to	$15.01	$48,875	2.56%	0.00%	to	1.95%	-37.31%	to	-26.13%
2007	4,414	$11.45	to	$23.47	$84,589	1.70%	0.00%	to	1.95%	-11.33%	to	5.05%
ING Strategic Allocation Moderate Portfolio - Class I												
2011	3,774	$9.12	to	$20.83	$57,881	3.49%	0.00%	to	1.60%	-2.21%	to	-0.57%
2010	3,928	$9.26	to	$20.95	$61,501	3.92%	0.00%	to	1.60%	10.25%	to	12.15%
2009	3,969	$8.34	to	$18.68	$56,060	8.62%	0.00%	to	1.60%	19.91%	to	21.77%
2008	3,902	$6.91	to	$15.34	$46,525	3.19%	0.00%	to	1.60%	-31.57%	to	-30.47%
2007	4,075	$11.78	to	$22.07	$73,150	2.16%	0.00%	to	1.60%	3.82%	to	5.49%

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Growth and Income Portfolio - Class A												
2011	89	$9.65			$856	1.09%	0.35%			-1.03%		
2010	62	$9.75			$606	0.99%	0.35%			13.11%		
2009	47	$8.62			$403	1.03%	0.35%			29.24%		
2008	56	$6.67			$371	1.89%	0.35%			-38.18%		
2007	15	$10.79			$158	(a)	0.35%			(a)		
ING Growth and Income Portfolio - Class I												
2011	47,467	$8.82	to	$308.39	$1,044,149	1.24%	0.00%	to	1.95%	-2.23%	to	-0.22%
2010	52,699	$8.93	to	$312.14	$1,177,617	1.06%	0.00%	to	1.95%	11.92%	to	14.24%
2009	53,908	$7.88	to	$276.06	$1,084,132	1.44%	0.00%	to	1.95%	27.76%	to	30.30%
2008	59,428	$6.10	to	$213.96	$926,638	1.44%	0.00%	to	1.95%	-38.89%	to	-6.86%
2007	70,409	$10.98	to	$346.30	$1,758,568	1.34%	0.00%	to	1.95%	-29.85%	to	7.42%
ING Growth and Income Portfolio - Class S												
2011	737	$9.58	to	$13.95	$7,254	2.00%	0.00%	to	1.55%	-1.72%	to	-0.50%
2010	141	$9.70	to	$14.09	$1,467	1.02%	0.00%	to	1.50%	12.15%	to	13.84%
2009	97	$8.59	to	$12.43	$884	1.68%	0.00%	to	1.50%	28.98%	to	29.55%
2008	46	$6.66	to	$6.70	$305	2.96%	0.30%	to	0.75%	-38.22%	to	-37.96%
2007	9	$10.78	to	$10.80	$101	(a)	0.30%	to	0.75%	(a)		
ING GET U.S. Core Portfolio - Series 7												
2011	94	$10.14	to	$10.50	$966	2.18%	1.25%	to	1.75%	-1.84%	to	-1.22%
2010	135	$10.32	to	$10.79	$1,420	2.04%	1.00%	to	1.75%	0.68%	to	1.51%
2009	165	$10.25	to	$10.63	$1,715	2.13%	1.00%	to	1.75%	-0.77%		
2008	195	$10.33	to	$10.63	$2,036	1.98%	1.00%	to	1.75%	-6.68%	to	-5.93%
2007	226	$11.06	to	$11.30	$2,516	2.37%	1.00%	to	1.75%	1.47%	to	2.26%
ING GET U.S. Core Portfolio - Series 8												
2011	33	$10.13	to	$10.14	$329	1.77%	1.75%			-2.22%	to	-2.22%
2010	34	$10.36	to	$10.37	$350	2.29%	1.75%			0.58%	to	0.68%
2009	34	$10.29	to	$10.30	$350	2.31%	1.75%			0.10%	to	0.19%
2008	75	$10.28	to	$10.29	$774	1.95%	1.75%			-8.13%	to	-8.04%
2007	87	$11.18	to	$11.19	$969	1.94%	1.75%			1.82%		

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET U.S. Core Portfolio - Series 9						
2011	10	$10.24	$99	2.52%	1.75%	-2.01%
2010	13	$10.45	$139	2.14%	1.75%	1.95%
2009	14	$10.25	$141	2.12%	1.75%	-0.19%
2008	14	$10.27	$142	1.96%	1.75%	-6.81%
2007	15	$11.02	$164	2.41%	1.75%	2.04% to 2.13%
ING GET U.S. Core Portfolio - Series 10						
2011	5	$10.17 to $10.18	$47	1.82%	1.75%	-1.36% to -1.26%
2010	6	$10.31	$63	3.05%	1.75%	2.28%
2009	7	$10.08	$68	2.90%	1.75%	-2.61%
2008	7	$10.35	$70	2.74%	1.75%	-5.48%
2007	7	$10.95	$76	1.32%	1.75%	1.77%
ING GET U.S. Core Portfolio - Series 11						
2011	3	$10.47	$31	3.23%	1.75%	-0.95% to -0.85%
2010	3	$10.56 to $10.57	$31	3.23%	1.75%	3.02% to 3.02%
2009	3	$10.25 to $10.26	$31	3.17%	1.75%	-2.57% to -2.47%
2008	3	$10.52	$32	2.53%	1.75%	-1.22%
2007	4	$10.65	$47	4.26%	1.75%	0.28%
ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class						
2011	-	$8.39	$2	(e)	0.35%	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
ING BlackRock Science and Technology Opportunities Portfolio - Class I						
2011	9,379	$4.46 to $15.53	$45,758	-	0.00% to 1.50%	-11.86% to -10.44%
2010	9,177	$5.06 to $17.38	$50,430	-	0.00% to 1.90%	16.36% to 18.65%
2009	8,967	$4.33 to $14.70	$42,053	-	0.00% to 1.90%	49.80% to 52.74%
2008	7,555	$2.88 to $9.65	$23,396	-	0.00% to 1.60%	-40.75% to -39.74%
2007	8,355	$4.86 to $16.07	$42,834	-	0.00% to 1.90%	17.02% to 19.06%

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Index Plus LargeCap Portfolio - Class I												
2011	15,065	$8.03	to	$21.65	$262,851	1.90%	0.00%	to	1.95%	-2.07%	to	-0.05%
2010	16,582	$8.16	to	$21.66	$292,131	1.93%	0.00%	to	1.95%	11.70%	to	14.02%
2009	18,196	$7.27	to	$19.01	$283,441	3.01%	0.00%	to	1.95%	20.75%	to	23.20%
2008	19,363	$5.99	to	$15.43	$247,468	2.11%	0.00%	to	1.95%	-38.41%	to	-37.20%
2007	22,182	$9.68	to	$24.64	$469,092	1.25%	0.00%	to	1.95%	2.98%	to	5.00%
ING Index Plus LargeCap Portfolio - Class S												
2011	37		$10.44		$383	1.64%		0.35%			-0.76%	
2010	33		$10.52		$348	1.94%		0.35%			13.24%	
2009	40		$9.29		$375	2.57%		0.35%			22.56%	
2008	43		$7.58		$325	1.52%		0.35%			-37.56%	
2007	28		$12.14		$334	-		0.35%			4.39%	
ING Index Plus MidCap Portfolio - Class I												
2011	12,437	$9.33	to	$26.58	$280,455	0.84%	0.00%	to	1.85%	-2.94%	to	-1.12%
2010	13,426	$9.53	to	$26.88	$307,653	1.06%	0.00%	to	2.10%	19.36%	to	21.95%
2009	14,483	$7.88	to	$22.05	$274,072	1.65%	0.00%	to	2.10%	28.97%	to	31.80%
2008	14,637	$6.03	to	$16.74	$212,512	1.44%	0.00%	to	2.10%	-38.76%	to	-37.58%
2007	16,185	$13.29	to	$26.82	$381,531	0.81%	0.00%	to	1.95%	3.51%	to	5.23%
ING Index Plus MidCap Portfolio - Class S												
2011	34		$11.36		$389	0.41%		0.35%			-1.73%	
2010	51		$11.56		$590	0.94%		0.35%			21.05%	
2009	49		$9.55		$472	1.09%		0.35%			31.00%	
2008	36		$7.29		$260	1.33%		0.35%			-37.90%	
2007	29		$11.74		$343	0.52%		0.35%			4.92%	
ING Index Plus SmallCap Portfolio - Class I												
2011	6,805	$9.19	to	$19.30	$110,537	0.86%	0.00%	to	1.80%	-2.52%	to	-0.72%
2010	7,455	$9.34	to	$19.44	$122,910	0.69%	0.00%	to	2.10%	20.30%	to	22.86%
2009	7,647	$7.67	to	$15.83	$103,515	1.74%	0.00%	to	2.10%	22.25%	to	24.85%
2008	7,836	$6.19	to	$12.68	$85,771	0.96%	0.00%	to	2.10%	-34.86%	to	-33.54%
2007	9,070	$12.14	to	$19.08	$151,310	0.48%	0.00%	to	2.15%	-8.00%	to	-6.48%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Index Plus SmallCap Portfolio - Class S												
2011	17		$10.53		$181	0.60%	0.35%			-1.31%		
2010	14		$10.67		$154	0.72%	0.35%			22.08%		
2009	14		$8.74		$122	1.11%	0.35%			23.97%		
2008	8		$7.05		$58	-	0.35%			-33.86%		
2007	8		$10.66		$90	-	0.35%			-6.82%		
ING International Index Portfolio - Class I												
2011	2,344	$6.77	to	$12.49	$17,553	2.70%	0.00%	to	1.80%	-13.76%	to	-12.20%
2010	2,334	$7.85	to	$14.36	$20,151	3.45%	0.00%	to	1.80%	6.27%	to	8.01%
2009	2,401	$7.43	to	$13.44	$19,407	-	0.00%	to	1.60%	26.18%	to	27.56%
2008	37	$5.92	to	$5.95	$220	(b)	0.30%	to	1.25%	(b)		
2007	(b)		(b)		(b)	(b)		(b)		(b)		
ING International Index Portfolio - Class S												
2011	1		$11.98		$7	-	0.35%			-12.75%		
2010	1		$13.73		$13	6.25%	0.35%			7.27%		
2009	1		$12.80		$19	(c)	0.35%			(c)		
2008	(c)		(c)		(c)	(c)		(c)		(c)		
2007	(c)		(c)		(c)	(c)		(c)		(c)		
ING Russell™ Large Cap Growth Index Portfolio - Class I												
2011	367	$14.28	to	$14.86	$5,308	1.31%	0.00%	to	1.50%	2.66%	to	4.21%
2010	274	$13.91	to	$14.26	$3,841	0.64%	0.00%	to	1.50%	11.10%	to	12.82%
2009	221	$12.47	to	$12.76	$2,772	(c)	0.00%	to	1.50%	(c)		
2008	(c)		(c)		(c)	(c)		(c)		(c)		
2007	(c)		(c)		(c)	(c)		(c)		(c)		
ING Russell™ Large Cap Growth Index Portfolio - Class S												
2011	41	$14.06	to	$14.63	$581	1.10%	0.00%	to	1.35%	2.52%	to	3.87%
2010	37	$13.60	to	$14.12	$508	0.46%	0.00%	to	1.35%	10.94%	to	12.47%
2009	29	$12.15	to	$12.60	$353	(c)	0.00%	to	1.35%	(c)		
2008	(c)		(c)		(c)	(c)		(c)		(c)		
2007	(c)		(c)		(c)	(c)		(c)		(c)		

452

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Large Cap Index Portfolio - Class I												
2011	1,513	$8.96	to	$9.51	$13,923	1.53%	0.00%	to	1.80%	0.79%	to	2.59%
2010	1,295	$8.89	to	$9.27	$11,717	3.25%	0.00%	to	1.80%	10.48%	to	12.23%
2009	1,190	$8.06	to	$8.27	$9,692	-	0.00%	to	1.60%	21.90%	to	23.65%
2008	403	$6.62	to	$6.68	$2,675	(b)	0.00%	to	1.45%			(b)
2007	(b)			(b)	(b)	(b)			(b)			(b)
ING Russell™ Large Cap Index Portfolio - Class S												
2011	1			$14.33	$9	-			0.95%			1.20%
2010	1			$14.16	$10	(d)			0.95%			(d)
2009	(d)			(d)	(d)	(d)			(d)			(d)
2008	(d)			(d)	(d)	(d)			(d)			(d)
2007	(d)			(d)	(d)	(d)			(d)			(d)
ING Russell™ Large Cap Value Index Portfolio - Class I												
2011	14	$12.98	to	$13.01	$184	1.22%	1.15%	to	1.25%	-0.38%	to	-0.31%
2010	11	$13.03	to	$13.05	$145	1.79%	1.15%	to	1.25%	9.96%	to	10.03%
2009	7	$11.85	to	$11.86	$79	(c)	1.15%	to	1.25%			(c)
2008	(c)			(c)	(c)	(c)			(c)			(c)
2007	(c)			(c)	(c)	(c)			(c)			(c)
ING Russell™ Large Cap Value Index Portfolio - Class S												
2011	215	$12.81	to	$13.33	$2,795	1.56%	0.00%	to	1.50%	-0.93%	to	0.60%
2010	180	$12.93	to	$13.25	$2,346	1.44%	0.00%	to	1.50%	9.48%	to	11.16%
2009	165	$11.81	to	$11.92	$1,952	(c)	0.00%	to	1.50%			(c)
2008	(c)			(c)	(c)	(c)			(c)			(c)
2007	(c)			(c)	(c)	(c)			(c)			(c)
ING Russell™ Mid Cap Growth Index Portfolio - Class S												
2011	335	$15.29	to	$15.91	$5,207	0.45%	0.00%	to	1.50%	-3.65%	to	-2.15%
2010	291	$15.87	to	$16.26	$4,652	0.29%	0.00%	to	1.50%	23.98%	to	25.85%
2009	237	$12.80	to	$12.92	$3,049	(c)	0.00%	to	1.50%			(c)
2008	(c)			(c)	(c)	(c)			(c)			(c)
2007	(c)			(c)	(c)	(c)			(c)			(c)

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Russell™ Mid Cap Index Portfolio - Class I						
2011	786	$9.62 to $10.27	$7,784	1.25%	0.00% to 1.80%	-3.61% to -2.12%
2010	638	$9.98 to $10.40	$6,503	0.52%	0.25% to 1.80%	23.31% to 25.00%
2009	433	$8.15 to $8.36	$3,562	-	0.00% to 1.50%	38.41% to 40.27%
2008	224	$5.91 to $5.96	$1,329	(b)	0.00% to 1.25%	(b)
2007	(b)	(b)	(b)	(b)	(b)	(b)
ING Russell™ Small Cap Index Portfolio - Class I						
2011	648	$10.09 to $10.77	$6,728	0.90%	0.00% to 1.80%	-5.61% to -3.93%
2010	482	$10.69 to $11.21	$5,262	0.47%	0.00% to 1.80%	24.51% to 26.16%
2009	225	$8.65 to $8.83	$1,962	-	0.25% to 1.50%	24.78% to 26.32%
2008	91	$6.94 to $6.99	$635	(b)	0.25% to 1.40%	(b)
2007	(b)	(b)	(b)	(b)	(b)	(b)
ING Small Company Portfolio - Class I						
2011	4,827	$9.95 to $33.68	$116,910	0.40%	0.00% to 1.50%	-3.94% to -2.48%
2010	5,153	$10.30 to $34.54	$129,660	0.52%	0.00% to 1.50%	22.55% to 24.44%
2009	5,202	$8.35 to $27.77	$107,672	0.61%	0.00% to 1.50%	25.65% to 27.62%
2008	5,178	$6.59 to $21.76	$86,261	1.08%	0.00% to 1.50%	-32.09% to -31.10%
2007	5,336	$14.34 to $31.63	$135,138	0.19%	0.00% to 1.50%	4.29% to 5.90%
ING Small Company Portfolio - Class S						
2011	14	$12.94	$184	-	0.35%	-3.00%
2010	11	$13.34	$149	-	0.35%	23.52%
2009	11	$10.80	$118	0.92%	0.35%	26.76%
2008	12	$8.52	$100	1.07%	0.35%	-31.46%
2007	7	$12.43	$87	-	0.35%	5.34%
ING U.S. Bond Index Portfolio - Class I						
2011	794	$11.71 to $12.37	$9,456	2.02%	0.00% to 1.50%	5.58% to 7.19%
2010	477	$11.09 to $11.54	$5,363	2.67%	0.00% to 1.55%	4.52% to 6.16%
2009	368	$10.61 to $10.87	$3,932	2.62%	0.00% to 1.50%	4.32% to 5.84%
2008	153	$10.17 to $10.27	$1,559	(b)	0.00% to 1.50%	(b)
2007	(b)	(b)	(b)	(b)	(b)	(b)

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING International Value Portfolio - Class I												
2011	5,279	$6.14	to	$12.70	$62,017	2.61%	0.00%	to	1.55%	-16.21%	to	-14.84%
2010	6,060	$7.28	to	$15.07	$84,378	2.04%	0.00%	to	1.70%	0.73%	to	2.49%
2009	7,742	$7.16	to	$14.85	$105,099	1.56%	0.00%	to	1.70%	25.00%	to	27.22%
2008	7,918	$5.67	to	$11.79	$84,985	2.94%	0.00%	to	1.70%	-43.63%	to	-42.79%
2007	8,365	$16.66	to	$20.79	$158,131	1.78%	0.00%	to	1.55%	11.69%	to	13.15%
ING International Value Portfolio - Class S												
2011	22	$9.40			$210	2.54%	0.35%			-15.24%		
2010	24	$11.09			$263	1.83%	0.35%			1.93%		
2009	26	$10.88			$283	1.51%	0.35%			25.78%		
2008	29	$8.65			$248	3.02%	0.35%			-42.52%		
2007	32	$15.05			$480	1.48%	0.35%			12.65%		
ING MidCap Opportunities Portfolio - Class I												
2011	1,972	$11.38	to	$19.31	$32,603	-	0.00%	to	1.50%	-1.94%	to	-0.51%
2010	1,410	$11.54	to	$18.47	$23,611	0.72%	0.00%	to	1.50%	28.37%	to	30.35%
2009	998	$8.92	to	$14.17	$12,935	0.21%	0.00%	to	1.50%	39.29%	to	41.60%
2008	935	$6.36	to	$10.69	$8,648	-	0.00%	to	1.50%	-38.51%	to	-37.84%
2007	649	$14.57	to	$17.22	$9,758	-	0.20%	to	1.50%	23.79%	to	25.10%
ING MidCap Opportunities Portfolio - Class S												
2011	164	$12.00	to	$15.64	$2,056	-	0.00%	to	1.35%	-2.12%	to	-0.97%
2010	198	$12.22	to	$15.81	$2,514	0.57%	0.15%	to	1.75%	29.48%		
2009	23	$12.21			$276	-	0.35%			40.51%		
2008	12	$8.69			$108	-	0.35%			-37.93%		
2007	5	$14.00			$70	-	0.35%			25.00%		
ING SmallCap Opportunities Portfolio - Class I												
2011	1,989	$10.26	to	$17.18	$21,998	-	0.20%	to	1.50%	-0.68%	to	0.60%
2010	1,873	$10.33	to	$17.09	$20,701	-	0.00%	to	1.50%	30.43%	to	32.13%
2009	1,414	$7.92	to	$12.81	$11,898	-	0.00%	to	1.50%	28.99%	to	31.05%
2008	1,290	$6.14	to	$9.68	$8,367	-	0.00%	to	1.50%	-35.44%	to	-34.62%
2007	1,200	$9.51	to	$15.30	$11,915	-	0.20%	to	1.50%	8.44%	to	9.67%

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING SmallCap Opportunities Portfolio - Class S												
2011	6		$14.08		$86	-	0.35%			0.14%		
2010	15		$14.06		$213	-	0.35%			31.65%		
2009	6		$10.68		$60	-	0.35%			30.24%		
2008	6		$8.20		$47	-	0.35%			-34.82%		
2007	1		$12.58		$17	-	0.35%			9.39%		
Invesco Mid Cap Core Equity Fund - Class A												
2011	371	$12.54	to	$15.49	$4,891	-	0.00%	to	1.70%	-7.81%	to	-6.25%
2010	361	$13.57	to	$16.69	$5,115	0.08%	0.00%	to	1.70%	10.66%	to	12.54%
2009	179	$12.24	to	$14.98	$2,312	0.16%	0.00%	to	1.60%	28.13%	to	29.73%
2008	23	$9.81	to	$11.62	$232	0.80%	0.30%	to	1.60%	-28.60%	to	-27.91%
2007	19	$13.74	to	$16.18	$270	1.19%	0.65%	to	1.60%	8.75%	to	9.19%
Invesco Small Cap Growth Fund - Class A												
2011	2		$14.15		$32	-	1.00%			-2.28%		
2010	3		$14.48		$42	-	1.00%			25.04%		
2009	3		$11.58		$31	-	1.00%			33.26%		
2008	2		$8.69		$20	-	1.00%			-39.40%		
2007	2		$14.34		$34	-	1.00%			10.22%		
Invesco Endeavor Fund - Class A												
2011	-		$12.26		-	(e)	0.75%			(e)		
2010	(e)		(e)		(e)	(e)	(e)			(e)		
2009	(e)		(e)		(e)	(e)	(e)			(e)		
2008	(e)		(e)		(e)	(e)	(e)			(e)		
2007	(e)		(e)		(e)	(e)	(e)			(e)		
Invesco Global Health Care Fund - Investor Class												
2011	5	$32.54	to	$34.72	$176	0.56%	0.50%	to	1.50%	3.00%	to	3.49%
2010	6	$31.62	to	$33.40	$183	-	0.55%	to	1.55%	3.00%	to	4.05%
2009	5	$30.63	to	$32.10	$164	-	0.55%	to	1.60%	25.43%	to	26.73%
2008	5	$24.42	to	$25.33	$122	-	0.55%	to	1.60%	-29.52%	to	-28.79%
2007	4	$34.39	to	$35.57	$144	-	0.65%	to	2.00%	9.62%	to	10.12%

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
Invesco Van Kampen Small Cap Value Fund - Class A									
2011	5	$14.69 to	$15.27	$82	-	0.30% to	1.75%	-9.82% to	-8.45%
2010	7	$16.29 to	$16.68	$120	-	0.30% to	1.75%	-	
2009	6	$12.91		$72	(c)	0.45%		(c)	
2008	(c)	(c)		(c)	(c)	(c)		(c)	
2007	(c)	(c)		(c)	(c)	(c)		(c)	
Invesco Van Kampen Small Cap Value Fund - Class Y									
2011	1,024	$8.62		$8,827	(e)	-		(e)	
2010	(e)	(e)		(e)	(e)	(e)		(e)	
2009	(e)	(e)		(e)	(e)	(e)		(e)	
2008	(e)	(e)		(e)	(e)	(e)		(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	
Invesco V.I. Capital Appreciation Fund - Series I Shares									
2011	2,403	$4.94 to	$10.14	$19,001	0.15%	0.00% to	1.50%	-9.24% to	-7.92%
2010	2,569	$5.44 to	$11.10	$22,362	0.72%	0.00% to	1.50%	13.80% to	15.56%
2009	2,705	$4.78 to	$9.73	$20,643	0.61%	0.00% to	1.50%	19.20% to	21.14%
2008	2,795	$4.01 to	$8.14	$17,871	-	0.00% to	1.50%	-43.39% to	-42.52%
2007	2,976	$7.08 to	$14.33	$33,456	-	0.00% to	1.50%	10.28% to	11.95%
Invesco V.I. Core Equity Fund - Series I Shares									
2011	3,494	$8.08 to	$14.19	$34,790	0.97%	0.00% to	1.95%	-2.01%	
2010	3,820	$8.17 to	$14.12	$38,408	0.94%	0.00% to	1.95%	7.44% to	9.68%
2009	4,159	$7.53 to	$12.96	$38,603	1.79%	0.00% to	1.95%	25.79% to	28.38%
2008	4,319	$5.93 to	$10.25	$31,654	2.26%	0.00% to	1.95%	-31.20% to	-30.12%
2007	4,536	$8.58 to	$14.75	$48,225	1.11%	0.00% to	1.50%	6.45% to	8.04%
Janus Aspen Series Balanced Portfolio - Institutional Shares									
2011	4	$22.71 to	$35.79	$151	2.55%	0.40% to	1.40%	0.23% to	1.11%
2010	7	$22.50 to	$35.55	$242	2.78%	0.50% to	1.40%	6.87% to	7.87%
2009	8	$20.91 to	$33.21	$261	6.84%	0.50% to	1.45%	24.06% to	25.25%
2008	9	$16.64 to	$26.71	$236	2.32%	0.50% to	1.45%	-17.06% to	-16.23%
2007	13	$13.48 to	$32.14	$367	2.63%	0.30% to	1.45%	8.96% to	9.95%

457

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Janus Aspen Series Enterprise Portfolio - Institutional Shares						
2011	11	$19.05 to $30.67	$322	-	0.40% to 1.50%	-2.91% to -1.84%
2010	12	$19.46 to $31.51	$363	-	0.45% to 1.50%	24.01% to 25.27%
2009	14	$15.57 to $25.35	$327	-	0.30% to 1.50%	42.60% to 44.34%
2008	15	$10.77 to $17.72	$240	0.27%	0.30% to 1.50%	-44.52% to -43.95%
2007	17	$19.37 to $31.89	$490	0.21%	0.45% to 1.45%	20.28% to 21.49%
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares						
2011	2	$20.09 to $29.46	$65	7.63%	0.50% to 1.50%	5.15% to 6.19%
2010	3	$18.80 to $27.94	$66	3.13%	0.50% to 1.50%	6.38% to 7.47%
2009	3	$17.63 to $26.20	$62	5.00%	0.50% to 1.50%	11.54% to 12.63%
2008	5	$15.77 to $23.44	$98	4.06%	0.50% to 1.50%	4.71% to 5.53%
2007	5	$15.06 to $22.38	$99	4.67%	0.50% to 1.25%	5.67% to 6.47%
Janus Aspen Series Janus Portfolio - Institutional Shares						
2011	4	$8.54 to $21.31	$57	-	0.50% to 1.40%	-6.62% to -5.81%
2010	5	$9.10 to $22.41	$82	1.20%	0.50% to 1.40%	12.89% to 14.00%
2009	5	$8.02 to $19.82	$84	-	0.50% to 1.40%	34.49% to 35.62%
2008	7	$8.17 to $14.72	$75	0.89%	0.50% to 1.40%	-40.58% to -40.01%
2007	7	$13.66 to $25.03	$150	0.67%	0.50% to 1.40%	13.50% to 14.51%
Janus Aspen Series Worldwide Portfolio - Institutional Shares						
2011	6	$10.15 to $19.68	$114	0.72%	0.40% to 1.50%	-15.03% to -14.08%
2010	8	$11.85 to $23.10	$164	0.60%	0.45% to 1.50%	14.08% to 15.28%
2009	10	$10.30 to $20.19	$172	1.23%	0.45% to 1.50%	35.65% to 37.13%
2008	12	$7.49 to $14.85	$154	1.27%	0.45% to 1.50%	-45.34% to -44.94%
2007	13	$13.70 to $30.90	$317	0.90%	0.45% to 1.25%	8.25% to 9.18%
Lazard U.S. Mid Cap Equity Portfolio - Open Shares						
2011	452	$8.09 to $9.13	$3,793	0.03%	0.00% to 1.50%	-7.22% to -5.86%
2010	287	$8.72 to $9.70	$2,566	0.86%	0.00% to 1.50%	21.28% to 23.10%
2009	159	$7.19 to $7.49	$1,162	0.77%	0.00% to 1.50%	36.53% to 38.19%
2008	73	$5.30 to $5.42	$388	2.24%	0.00% to 1.25%	-39.36% to -38.48%
2007	37	$8.74 to $8.81	$326	(a)	0.00% to 1.25%	(a)

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
LKCM Aquinas Growth Fund						
2011	29	$10.05	$291	-	0.90%	0.60%
2010	28	$9.99 to $11.93	$316	-	0.90% to 1.05%	15.32% to 15.49%
2009	27	$8.65 to $10.34	$269	-	0.90% to 1.05%	28.71%
2008	26	$8.01	$206	-	1.05%	-33.80%
2007	19	$12.10	$236	-	1.05%	0.08%
Loomis Sayles Small Cap Value Fund - Retail Class						
2011	668	$10.75 to $11.35	$7,314	-	0.00% to 1.50%	-3.24% to -1.82%
2010	413	$11.11 to $11.56	$4,646	0.50%	0.00% to 1.50%	22.90% to 24.70%
2009	276	$9.04 to $9.27	$2,518	0.18%	0.00% to 1.50%	26.61% to 28.19%
2008	126	$7.14 to $7.20	$905	(b)	0.25% to 1.50%	(b)
2007	(b)	(b)	(b)	(b)	(b)	(b)
Lord Abbett Developing Growth Fund, Inc. - Class A						
2011	5	$13.96 to $14.26	$77	-	0.55% to 1.65%	-2.55%
2010	1	$14.51 to $14.57	$19	(d)	0.60% to 1.05%	(d)
2009	(d)	(d)	(d)	(d)	(d)	(d)
2008	(d)	(d)	(d)	(d)	(d)	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
Lord Abbett Core Fixed Income Fund - Class A						
2011	5	$10.52 to $10.61	$51	3.64%	0.90% to 1.45%	3.93%
2010	-	$10.17	$4	(d)	1.15%	(d)
2009	(d)	(d)	(d)	(d)	(d)	(d)
2008	(d)	(d)	(d)	(d)	(d)	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
Lord Abbett Mid-Cap Value Fund, Inc. - Class A						
2011	102	$11.90 to $15.01	$1,343	0.14%	0.55% to 1.75%	-5.63% to -4.54%
2010	106	$12.61 to $15.79	$1,451	0.40%	0.60% to 1.75%	23.39% to 24.77%
2009	96	$10.13 to $12.70	$1,054	0.67%	0.60% to 1.90%	24.29% to 25.89%
2008	85	$8.15 to $10.13	$739	1.80%	0.55% to 1.90%	-40.51% to -39.78%
2007	87	$13.80 to $16.89	$1,257	0.51%	0.50% to 1.75%	-1.15% to 0.07%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Lord Abbett Small-Cap Value Fund - Class A						
2011	63	$17.03 to $18.50	$1,138	-	0.55% to 1.60%	-6.12% to -5.20%
2010	92	$18.14 to $19.44	$1,751	-	0.60% to 1.60%	24.25% to 25.50%
2009	88	$14.56 to $15.49	$1,330	-	0.60% to 1.65%	27.72% to 28.98%
2008	91	$11.40 to $12.03	$1,074	0.22%	0.55% to 1.65%	-32.18% to -31.45%
2007	96	$16.81 to $17.52	$1,648	0.13%	0.60% to 1.65%	8.59% to 9.68%
Lord Abbett Fundamental Equity Fund - Class A						
2011	4	$11.52 to $11.85	$45	(e)	0.20% to 1.65%	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC						
2011	6,523	$8.50 to $16.51	$90,948	0.21%	0.00% to 1.50%	-5.45% to -4.07%
2010	6,716	$8.93 to $17.37	$98,339	0.38%	0.00% to 1.50%	23.52% to 25.52%
2009	7,527	$7.18 to $13.99	88200	0.47%	0.00% to 1.50%	24.74% to 26.56%
2008	8,061	$5.71 to $11.16	75150	1.22%	0.00% to 1.50%	-40.23% to -39.51%
2007	9,441	$12.71 to $18.59	$146,234	0.44%	0.20% to 1.50%	-0.95% to 0.38%
Massachusetts Investors Growth Stock Fund - Class A						
2011	33	$12.20 to $12.95	$428	0.50%	0.60% to 1.35%	0.16% to 0.55%
2010	29	$12.33 to $12.81	$371	0.60%	0.65% to 1.20%	12.81% to 13.46%
2009	26	$10.93 to $11.29	$297	0.30%	0.65% to 1.20%	38.71% to 39.56%
2008	46	$7.88 to $8.09	364	0.36%	0.65% to 1.20%	-37.66% to -37.38%
2007	58	$12.55 to $12.92	737	0.45%	0.65% to 1.40%	10.10% to 10.59%
Neuberger Berman Genesis Fund® - Trust Class						
2011	5	$11.99 to $12.15	$66	(e)	0.85% to 1.80%	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
Neuberger Berman Socially Responsive Fund® - Trust Class									
2011	1,002	$9.22	to $10.81	$10,377	0.73%	0.00%	to 1.90%	-4.81%	to -3.07%
2010	660	$9.77	to $11.18	$7,130	0.20%	0.00%	to 1.90%	20.44%	to 22.19%
2009	424	$8.71	to $9.22	$3,772	0.44%	0.00%	to 1.70%	28.30%	to 30.41%
2008	318	$6.12	to $7.07	$2,187	0.72%	0.00%	to 1.60%	-39.86%	to -39.08%
2007	175	$11.28	to $11.54	$1,985	0.80%	0.25%	to 1.55%	5.62%	to 6.79%
New Perspective Fund®, Inc. - Class R-3									
2011	236	$13.33	to $15.07	3477	0.67%	0.00%	to 1.55%	-9.32%	to -7.89%
2010	266	$14.70	to $16.36	$4,250	0.76%	0.00%	to 1.55%	10.61%	to 12.36%
2009	272	$13.29	to $14.56	$3,881	1.16%	0.00%	to 1.55%	35.19%	to 37.10%
2008	254	$9.89	to $10.62	$2,657	1.79%	0.00%	to 1.45%	-38.99%	to -38.08%
2007	238	$16.21	to $17.15	$4,038	2.44%	0.00%	to 1.45%	14.34%	to 15.34%
New Perspective Fund®, Inc. - Class R-4									
2011	4,619	$8.77	to $15.69	67062	1.04%	0.00%	to 1.50%	-8.98%	to -7.65%
2010	4,588	$9.50	to $16.99	72675	1.13%	0.00%	to 1.50%	11.05%	to 12.74%
2009	4,201	$8.34	to $15.07	$59,419	1.48%	0.00%	to 1.50%	35.41%	to 37.52%
2008	3,763	$6.11	to $10.97	$39,040	2.60%	0.00%	to 1.50%	-38.80%	to -37.81%
2007	2,456	$15.58	to $17.64	$41,461	2.12%	0.00%	to 1.50%	14.23%	to 15.56%
Oppenheimer Capital Appreciation Fund - Class A									
2011	39	$10.05	to $10.62	$400	0.23%	0.60%	to 1.30%	-2.80%	to -2.12%
2010	43	$10.23	to $10.85	456	-	0.60%	to 1.45%	7.57%	to 8.50%
2009	55	$9.46	to $10.03	538	-	0.55%	to 1.55%	41.41%	to 42.67%
2008	53	$6.69	to $7.03	$363	-	0.55%	to 1.55%	-46.74%	to -46.17%
2007	47	$12.56	to $13.06	$597	-	0.55%	to 1.55%	12.19%	to 13.17%
Oppenheimer Developing Markets Fund - Class A									
2011	4,737	$9.42	to $70.71	$259,497	1.67%	0.00%	to 1.75%	-19.52%	to -18.09%
2010	4,842	$11.61	to $86.33	$325,715	0.15%	0.00%	to 1.95%	24.54%	to 26.97%
2009	4,581	$9.22	to $67.99	241957	0.54%	0.00%	to 1.95%	78.72%	to 81.84%
2008	3,873	$5.11	to $37.41	114355	1.45%	0.00%	to 1.65%	-48.87%	to -48.03%
2007	4,018	$23.12	to $71.98	$230,998	0.96%	0.00%	to 1.95%	31.54%	to 33.43%

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
Oppenheimer Gold & Special Minerals Fund - Class A									
2011	1	$12.79	to $12.89	$7	-	0.80%	to 1.20%	-	
2010	2	$17.52		$38	(d)	0.60%		(d)	
2009	(d)	(d)		(d)	(d)	(d)		(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
Oppenheimer International Bond Fund - Class A									
2011	13	$10.50	to $10.65	$134	6.49%	0.80%	to 1.55%	-1.77%	to -1.12%
2010	5	$10.71	to $10.76	$52	(d)	0.85%	to 1.45%	(d)	
2009	(d)	(d)		(d)	(d)	(d)		(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
Oppenheimer Global Securities/VA									
2011	10	$12.73	to $23.58	$207	1.23%	0.40%	to 1.80%	-9.97%	to -8.76%
2010	12	$14.14	to $25.57	$281	1.44%	0.50%	to 1.80%	13.94%	to 15.39%
2009	13	$12.41	to $22.16	$273	2.31%	0.50%	to 1.80%	37.28%	to 39.11%
2008	17	$9.06	to $15.97	$247	1.70%	0.45%	to 1.75%	-41.25%	to -40.45%
2007	23	$15.42	to $26.82	$578	1.49%	0.45%	to 1.75%	4.87%	to 5.84%
Oppenheimer Global Strategic Income Fund/VA									
2011	5	$18.36	to $20.08	106	3.67%	0.60%	to 1.25%	-0.38%	to 0.25%
2010	6	$18.43	to $20.15	$112	8.33%	0.55%	to 1.25%	13.56%	to 14.33%
2009	6	$15.86	to $17.63	$104	0.96%	0.55%	to 1.45%	17.13%	to 18.24%
2008	7	$13.54	to $14.99	$105	5.22%	0.50%	to 1.45%	-15.43%	to -14.70%
2007	7	$16.01	to $17.48	$125	3.94%	0.55%	to 1.45%	8.10%	to 9.11%
Oppenheimer Main Street Fund®/VA									
2011	8	$8.52	to $9.69	65	1.44%	1.25%	to 1.50%	-1.50%	to -1.32%
2010	8	$8.65	to $9.82	74	1.37%	1.25%	to 1.50%	14.27%	to 14.72%
2009	9	$7.57	to $8.56	$72	1.48%	1.25%	to 1.50%	26.38%	to 26.63%
2008	10	$5.99	to $6.76	$63	1.12%	1.25%	to 1.50%	-39.37%	to -39.21%
2007	11	$9.88	to $11.12	$115	0.84%	1.25%	to 1.50%	2.92%	to 3.15%

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA									
2011	711	$9.46	to $14.76	$9,234	0.64%	0.00%	to 1.50%	-3.62%	to -2.21%
2010	763	$9.76	to $15.25	10224	0.59%	0.00%	to 1.50%	21.54%	to 23.33%
2009	737	$7.97	to $12.48	8067	0.75%	0.00%	to 1.50%	35.19%	to 37.31%
2008	578	$5.85	to $9.19	$4,655	0.52%	0.00%	to 1.50%	-38.76%	to -38.01%
2007	531	$12.90	to $14.92	$6,971	0.31%	0.25%	to 1.50%	-2.71%	to -1.48%
Oppenheimer Small- & Mid-Cap Growth Fund/VA									
2011	2	$4.51	to $9.06	$11	-	1.25%	to 1.50%	-0.44%	to -0.11%
2010	3	$4.53	to $9.07	$15	-	1.25%	to 1.50%	25.48%	to 25.80%
2009	3	$3.61	to $7.21	15	-	1.25%	to 1.50%	30.80%	to 31.09%
2008	4	$2.76	to $5.50	13	-	1.25%	to 1.50%	-49.91%	to -49.73%
2007	4	$5.51	to $10.94	$31	-	1.25%	to 1.50%	4.99%	
Parnassus Equity Income Fund - Investor Shares									
2011	3	$14.03		$42	(e)	1.25%		(e)	
2010	(e)	(e)		(e)	(e)	(e)		(e)	
2009	(e)	(e)		(e)	(e)	(e)		(e)	
2008	(e)	(e)		(e)	(e)	(e)		(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	
Pax World Balanced Fund - Individual Investor Class									
2011	4,035	$8.96	to $13.16	$47,486	1.30%	0.00%	to 1.60%	-3.31%	to -1.79%
2010	4,354	$9.21	to $13.40	$52,720	1.48%	0.00%	to 1.65%	10.10%	to 11.85%
2009	4,954	$8.30	to $11.98	$54,186	1.67%	0.00%	to 1.65%	19.28%	to 21.42%
2008	4,896	$6.89	to $9.87	$44,509	1.99%	0.00%	to 1.75%	-31.93%	to -30.74%
2007	4,498	$12.75	to $14.25	59458	1.79%	0.00%	to 1.75%	7.49%	to 9.16%
PIMCO Real Return Portfolio - Administrative Class									
2011	13,442	$13.30	to $16.43	$201,912	5.14%	0.00%	to 1.60%	9.90%	to 11.69%
2010	11,633	$12.01	to $14.71	$158,235	1.44%	0.00%	to 1.65%	6.40%	to 8.25%
2009	8,873	$11.20	to $13.61	$112,730	2.96%	0.00%	to 1.65%	16.42%	to 18.41%
2008	6,215	$9.53	to $11.50	$67,423	4.31%	0.00%	to 1.65%	-8.45%	to -7.03%
2007	2,861	$10.72	to $12.37	$34,027	4.42%	0.00%	to 1.50%	8.91%	to 10.55%

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Pioneer High Yield Fund - Class A						
2011	303	$13.09 to $14.80	4359	5.30%	0.20% to 1.75%	-3.47% to -1.92%
2010	338	$13.37 to $15.09	$4,956	5.25%	0.20% to 1.95%	15.26% to 17.34%
2009	373	$11.60 to $12.86	$4,675	6.97%	0.20% to 1.95%	59.16% to 61.76%
2008	328	$7.37 to $7.95	$2,557	7.36%	0.20% to 1.75%	-38.07% to -37.15%
2007	273	$11.81 to $12.65	$3,394	4.89%	0.20% to 1.95%	5.03% to 6.37%
Pioneer Strategic Income Fund - Class A						
2011	22	$10.98 to $11.16	$248	(e)	0.20% to 1.05%	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
Pioneer Emerging Markets VCT Portfolio - Class I						
2011	2,217	$6.23 to $8.32	$17,672	0.28%	0.00% to 1.60%	-24.59% to -23.35%
2010	2,736	$8.20 to $10.86	$28,736	0.46%	0.00% to 1.65%	14.02% to 16.03%
2009	3,007	$7.13 to $9.37	$27,443	1.14%	0.00% to 1.70%	71.95% to 74.81%
2008	2,224	$4.12 to $5.36	$11,735	0.43%	0.00% to 1.55%	-58.85% to -58.26%
2007	2,280	$12.71 to $12.84	$29,074	(a)	0.00% to 1.50%	(a)
Pioneer High Yield VCT Portfolio - Class I						
2011	1,673	$11.51 to $14.89	$23,415	5.53%	0.00% to 1.50%	-3.16% to -1.66%
2010	1,601	$11.81 to $15.12	$22,990	5.40%	0.00% to 1.50%	16.30% to 18.06%
2009	1,618	$10.08 to $13.03	$19,842	7.77%	0.00% to 1.50%	57.99% to 60.47%
2008	1,510	$6.35 to $8.12	$11,678	9.26%	0.00% to 1.50%	-36.41% to -35.58%
2007	1,598	$11.89 to $12.45	$19,319	5.55%	0.25% to 1.50%	3.99% to 5.36%
Pioneer Mid Cap Value VCT Portfolio - Class I						
2011	-	$16.48	-	(e)	0.75%	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Columbia Diversified Equity Income Fund - Class R-3												
2011	8	$8.40	to	$8.60	$68	0.88%	0.15%	to	0.80%	-6.25%	to	-5.70%
2010	18	$8.96	to	$9.12	$160	1.02%	0.15%	to	0.80%	15.13%	to	15.17%
2009	30	$7.74	to	$7.85	$233	(c)	0.25%	to	1.10%	(c)		
2008	(c)	(c)			(c)	(c)	(c)			(c)		
2007	(c)	(c)			(c)	(c)	(c)			(c)		
Columbia Diversified Equity Income Fund - Class R-4												
2011	691	$8.28	to	$8.74	$5,863	1.73%	0.00%	to	1.50%	-6.44%	to	-5.10%
2010	592	$8.85	to	$9.21	$5,329	1.33%	0.00%	to	1.50%	14.49%	to	16.29%
2009	413	$7.73	to	$7.92	$3,222	2.01%	0.00%	to	1.50%	25.49%	to	27.05%
2008	237	$6.16	to	$6.21	$1,464	(b)	0.25%	to	1.50%	(b)		
2007	(b)	(b)			(b)	(b)	(b)			(b)		
Royce Total Return Fund - Class K												
2011	-	$12.31			-	(e)	1.30%			(e)		
2010	(e)	(e)			(e)	(e)	(e)			(e)		
2009	(e)	(e)			(e)	(e)	(e)			(e)		
2008	(e)	(e)			(e)	(e)	(e)			(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
SMALLCAP World Fund® - Class R-4												
2011	764	$8.55	to	$9.03	$6,672	0.38%	0.00%	to	1.50%	-15.60%	to	-14.33%
2010	681	$10.13	to	$10.54	$6,996	1.98%	0.00%	to	1.50%	23.09%	to	24.88%
2009	325	$8.23	to	$8.44	$2,698	1.34%	0.00%	to	1.50%	51.29%	to	53.28%
2008	80	$5.44	to	$5.48	$434	(b)	0.25%	to	1.50%	(b)		
2007	(b)	(b)			(b)	(b)	(b)			(b)		
T. Rowe Price Mid-Cap Value Fund - R Class												
2011	42	$14.15	to	$15.55	$625	0.42%	0.10%	to	1.30%	-6.48%	to	-5.41%
2010	51	$15.13	to	$16.44	$803	1.11%	0.10%	to	1.30%	14.36%	to	15.77%
2009	73	$13.23	to	$14.20	$999	0.82%	0.10%	to	1.30%	44.12%	to	45.46%
2008	74	$9.16	to	$9.62	$699	0.47%	0.35%	to	1.35%	-35.71%	to	-35.09%
2007	68	$14.14	to	$14.82	$991	1.80%	0.35%	to	1.55%	-1.39%	to	-0.20%

465

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
T. Rowe Price Value Fund - Advisor Class												
2011	17	$10.23			$173	1.19%	1.00%			-3.13%		
2010	15	$10.56			$163	2.21%	1.00%			14.66%		
2009	12	$9.21			$109	2.61%	1.00%			35.64%		
2008	6	$6.79			$44	1.90%	1.00%			-40.44%		
2007	5	$11.40			$61	2.20%	1.00%			-0.44%		
Templeton Foreign Fund - Class A												
2011	84	$11.94	to	$13.34	$1,088	2.74%	0.35%	to	1.75%	-14.22%	to	-13.04%
2010	74	$13.92	to	$15.34	$1,103	1.69%	0.35%	to	1.75%	6.58%	to	7.92%
2009	84	$13.06	to	$14.02	$1,146	1.77%	0.55%	to	1.75%	47.07%	to	48.99%
2008	71	$8.88	to	$9.41	$658	3.00%	0.55%	to	1.75%	-46.99%	to	-46.40%
2007	82	$16.75	to	$17.56	$1,410	1.84%	0.55%	to	1.75%	15.20%	to	16.60%
Templeton Global Bond Fund - Class A												
2011	9,995	$9.37	to	$30.30	$209,387	6.17%	0.95%	to	1.50%	-3.81%	to	-2.38%
2010	9,629	$13.96	to	$31.04	$207,794	5.51%	0.00%	to	1.50%	10.99%	to	12.71%
2009	8,132	$12.49	to	$27.54	$155,610	4.38%	0.00%	to	1.50%	17.11%	to	18.86%
2008	6,885	$10.59	to	$23.17	$110,722	9.04%	0.00%	to	1.50%	4.73%	to	6.28%
2007	4,997	$12.26	to	$21.80	$72,664	7.52%	0.00%	to	1.50%	9.14%	to	10.83%
Thornburg International Value Fund - Class R4												
2011	5	$10.28	to	$10.31	$55	(e)	0.60%	to	0.75%		(e)	
2010	(e)	(e)			(e)	(e)	(e)				(e)	
2009	(e)	(e)			(e)	(e)	(e)				(e)	
2008	(e)	(e)			(e)	(e)	(e)				(e)	
2007	(e)	(e)			(e)	(e)	(e)				(e)	
USAA Precious Metals and Minerals Fund - Adviser Shares												
2011	552	$8.71	to	$8.80	$4,823	(e)	0.00%	to	1.50%		(e)	
2010	(e)	(e)			(e)	(e)	(e)				(e)	
2009	(e)	(e)			(e)	(e)	(e)				(e)	
2008	(e)	(e)			(e)	(e)	(e)				(e)	
2007	(e)	(e)			(e)	(e)	(e)				(e)	

466

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Diversified Value Portfolio						
2011	6	$12.21 to $13.23	$82	2.38%	0.95% to 2.00%	1.92% to 2.96%
2010	7	$11.98 to $12.85	$86	2.35%	0.95% to 2.00%	7.16% to 8.26%
2009	7	$11.18 to $11.87	$84	3.66%	0.95% to 2.00%	25.74%
2008	9	$9.01 to $9.44	$80	3.09%	0.95% to 1.95%	-37.34% to -36.73%
2007	8	$14.38 to $14.92	$114	1.87%	0.95% to 1.95%	2.97%
Equity Income Portfolio						
2011	25	$13.01 to $14.00	$351	2.45%	1.05% to 2.00%	8.06% to 9.08%
2010	24	$12.04 to $12.78	$303	2.65%	1.10% to 2.00%	12.42% to 13.40%
2009	20	$10.71 to $11.27	$225	4.10%	1.10% to 2.00%	15.20% to 15.47%
2008	17	$9.38 to $9.76	$165	3.84%	1.10% to 1.95%	-32.23% to -31.65%
2007	21	$13.84 to $14.28	$304	2.23%	1.10% to 1.95%	3.40%
Small Company Growth Portfolio						
2011	6	$13.23 to $14.34	$92	-	0.95% to 2.00%	-0.68% to 0.35%
2010	8	$13.32 to $14.29	$110	-	0.95% to 2.00%	29.19% to 30.62%
2009	9	$10.31 to $10.94	$93	1.27%	0.95% to 2.00%	37.60% to 37.96%
2008	8	$7.57 to $7.93	$64	-	0.95% to 1.95%	-40.63% to -40.02%
2007	7	$12.75 to $13.22	$86	-	0.95% to 1.95%	2.80%
Victory Small Company Opportunity Fund - Class R						
2011	-	$12.65	$1	(e)	0.60%	(e)
2010	(e)	(e)	(e)	(e)	(e)	(e)
2009	(e)	(e)	(e)	(e)	(e)	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
Wanger International						
2011	2,787	$7.96 to $9.18	$24,628	5.06%	0.00% to 1.50%	-15.91% to -14.60%
2010	2,483	$9.42 to $10.75	$25,898	2.55%	0.00% to 1.55%	23.00% to 25.03%
2009	1,714	$7.59 to $8.61	$14,434	3.47%	0.00% to 1.55%	47.42% to 49.80%
2008	1,203	$5.11 to $5.75	$6,819	1.00%	0.00% to 1.50%	-46.37% to -45.60%
2007	916	$10.46 to $10.57	$9,623	(a)	0.00% to 1.50%	(a)

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wanger Select												
2011	5,695	$8.12	to	$14.68	$78,376	2.26%	0.00%	to	1.75%	-19.10%	to	-17.67%
2010	6,108	$9.95	to	$17.83	$102,870	0.53%	0.00%	to	1.75%	24.65%	to	26.60%
2009	5,121	$7.92	to	$14.09	$68,682	-	0.00%	to	1.50%	63.80%	to	66.19%
2008	4,338	$4.80	to	$8.48	$35,288	-	0.00%	to	1.50%	-49.84%	to	-49.04%
2007	4,150	$15.70	to	$16.65	$66,892	-	0.00%	to	1.50%	7.73%	to	9.02%
Wanger USA												
2011	2,848	$9.63	to	$15.69	$40,134	-	0.00%	to	1.50%	-4.88%	to	-3.46%
2010	2,442	$10.06	to	$16.37	$35,896	-	0.00%	to	1.50%	21.50%	to	23.35%
2009	2,016	$8.22	to	$13.36	$24,191	-	0.00%	to	1.50%	40.12%	to	42.34%
2008	1,727	$5.83	to	$8.89	$14,699	-	0.00%	to	1.50%	-40.59%	to	-37.59%
2007	1,512	$13.11	to	$14.89	$21,526	-	0.05%	to	1.50%	-0.63%	to	4.86%
Washington Mutual Investors Fund[SM], Inc. - Class R-3												
2011	361	$11.44	to	$12.94	$4,465	1.96%	0.00%	to	1.55%	5.05%	to	6.68%
2010	389	$10.89	to	$12.13	$4,515	1.98%	0.00%	to	1.55%	11.12%	to	13.05%
2009	406	$9.80	to	$10.73	$4,173	2.80%	0.00%	to	1.55%	16.81%	to	18.56%
2008	448	$8.39	to	$9.05	$3,911	2.30%	0.00%	to	1.55%	-34.35%	to	-33.31%
2007	395	$12.78	to	$13.57	$5,204	1.77%	0.00%	to	1.55%	2.08%	to	3.38%
Washington Mutual Investors Fund[SM], Inc. - Class R-4												
2011	7,177	$9.05	to	$13.14	$87,837	2.21%	0.00%	to	1.50%	5.41%	to	6.90%
2010	7,137	$8.54	to	$12.26	$82,473	2.28%	0.00%	to	1.50%	11.57%	to	13.43%
2009	7,276	$7.59	to	$11.00	$74,999	3.08%	0.00%	to	1.50%	17.25%	to	18.92%
2008	6,960	$6.43	to	$9.25	$60,944	2.56%	0.00%	to	1.50%	-34.15%	to	-33.33%
2007	6,883	$12.73	to	$13.71	$91,248	1.97%	0.25%	to	1.50%	2.34%	to	3.56%
Wells Fargo Advantage Small Cap Value Fund - Class A												
2011	9		$11.58		$108	-		1.00%			-8.46%	
2010	9		$12.65		$118	0.97%		1.00%			18.11%	
2009	8		$10.71		$88	-		1.00%			50.42%	
2008	7		$7.12		$46	-		1.00%			-39.04%	
2007	4		$11.68		$47	-		1.00%			9.16%	

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratioᴬ	Expense Ratioᴮ (lowest to highest)			Total Returnᶜ (lowest to highest)		
Wells Fargo Advantage Special Small Cap Values Fund - Class A												
2011	4,004	$9.73	to	$24.89	$89,066	-	0.00%	to	1.55%	-3.69%	to	-2.15%
2010	4,325	$10.04	to	$25.47	$99,165	-	0.00%	to	1.55%	20.70%	to	22.54%
2009	4,381	$8.26	to	$20.79	$82,713	0.41%	0.00%	to	1.55%	27.90%	to	29.91%
2008	4,235	$6.42	to	$16.03	$62,156	1.09%	0.00%	to	1.55%	-32.80%	to	-31.95%
2007	4,354	$12.72	to	$23.16	$94,562	1.21%	0.30%	to	1.55%	-9.51%	to	-8.57%

(a) As this investment Division had no investments until 2007, this data is not meaningful and therefore is not presented
(b) As this investment Division had no investments until 2008, this data is not meaningful and therefore is not presented
(c) As this investment Division had no investments until 2009, this data is not meaningful and therefore is not presented
(d) As this investment Division had no investments until 2010, this data is not meaningful and therefore is not presented
(e) As this investment Division had no investments until 2011, this data is not meaningful and therefore is not presented

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING Life Insurance and Annuity Company and Subsidiaries

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2009 the Company changed its method of accounting for the recognition and presentation of other-than-temporary impairments.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2012

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

	As of December 31,		
	2011		2010
Assets			
Investments:			
Fixed maturities, available-for-sale, at fair value			
(amortized cost of $16,577.9 at 2011 and $15,104.5 at 2010)	$ 18,075.4	$	16,012.6
Fixed maturities, at fair value using the fair value option	511.9		453.4
Equity securities, available-for-sale, at fair value			
(cost of $131.8 at 2011 and $179.6 at 2010)	144.9		200.6
Short-term investments	216.8		222.4
Mortgage loans on real estate	2,373.5		1,842.8
Loan - Dutch State obligation	417.0		539.4
Policy loans	245.9		253.0
Limited partnerships/corporations	510.6		463.5
Derivatives	505.8		234.2
Securities pledged (amortized cost of $572.5 at 2011 and $936.5 at 2010)	593.7		962.2
Total investments	23,595.5		21,184.1
Cash and cash equivalents	217.1		231.0
Short-term investments under securities loan agreement,			
including collateral delivered	524.8		675.4
Accrued investment income	260.2		240.5
Receivable for securities sold	16.7		5.6
Reinsurance recoverable	2,276.3		2,355.9
Deferred policy acquisition costs, Value of business acquired,			
and Sales inducements to contract holders	1,426.1		1,760.6
Notes receivable from affiliate	175.0		175.0
Short-term loan to affiliate	648.0		304.1
Due from affiliates	52.9		102.4
Property and equipment	84.7		87.4
Other assets	56.4		52.9
Assets held in separate accounts	45,295.2		46,489.1
Total assets	$ 74,628.9	$	73,664.0

The accompanying notes are an integral part of these consolidated financial statements.

C-3

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

	As of December 31,	
	2011	**2010**
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 23,062.3	$ 21,491.6
Payable for securities purchased	3.3	33.3
Payables under securities loan agreement, including collateral held	634.8	680.1
Short-term debt	-	214.5
Long-term debt	4.9	4.9
Due to affiliates	126.0	121.2
Current income tax payable to Parent	1.3	49.3
Deferred income taxes	522.9	466.9
Other liabilities	690.5	654.8
Liabilities related to separate accounts	45,295.2	46,489.1
Total liabilities	70,341.2	70,205.7
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000		
issued and outstanding; $50 per share value)	2.8	2.8
Additional paid-in capital	4,533.0	4,326.0
Accumulated other comprehensive income (loss)	590.3	304.5
Retained earnings (deficit)	(838.4)	(1,175.0)
Total shareholder's equity	4,287.7	3,458.3
Total liabilities and shareholder's equity	$ 74,628.9	$ 73,664.0

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Operations
(In millions)

	Years Ended December 31,		
	2011	2010	2009
Revenues:			
Net investment income	$ 1,420.9	$ 1,342.3	$ 1,242.1
Fee income	615.1	589.7	533.8
Premiums	33.9	67.3	35.0
Broker-dealer commission revenue	218.3	220.0	275.3
Net realized capital gains (losses):			
Total other-than-temporary impairment losses	(116.8)	(199.2)	(433.5)
Portion of other-than-temporary impairment			
losses recognized in Other comprehensive income (loss)	9.5	52.1	39.0
Net other-than-temporary impairments			
recognized in earnings	(107.3)	(147.1)	(394.5)
Other net realized capital gains	107.6	119.0	149.0
Total net realized capital gains (losses)	0.3	(28.1)	(245.5)
Other income	20.5	34.8	30.0
Total revenue	2,309.0	2,226.0	1,870.7
Benefits and expenses:			
Interest credited and other benefits			
to contract owners	986.8	768.0	511.2
Operating expenses	605.5	710.6	597.6
Broker-dealer commission expense	218.3	220.0	275.3
Net amortization of deferred policy acquisition			
costs and value of business acquired	155.4	(53.2)	79.6
Interest expense	2.6	2.9	3.5
Total benefits and expenses	1,968.6	1,648.3	1,467.2
Income before income taxes	340.4	577.7	403.5
Income tax expense	3.8	140.8	49.6
Net income	$ 336.6	$ 436.9	$ 353.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Comprehensive Income

(In millions)

	For Years Ended December 31,		
	2011	2010	2009
Net income	$ 336.6	$ 436.9	$ 353.9
Other comprehensive income, before tax:			
Change in unrealized gains on securities	385.3	387.5	879.0
Change in other-than-temporary impairment losses	21.3	(12.7)	(46.7)
Pension and other post-employment benefit liability	(3.4)	(7.4)	13.5
Other comprehensive income, before tax	403.2	367.4	845.8
Income tax expense related to items			
of other comprehensive income	(117.4)	(47.9)	(227.0)
Other comprehensive income, after tax	285.8	319.5	618.8
Comprehensive income	$ 622.4	$ 756.4	$ 972.7

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2009	$ 2.8	$ 4,161.3	$ (482.1)	$ (2,117.5)	$ 1,564.5
Cumulative effect of change in accounting principle,					
net of deferred policy acquisition costs and tax	-	-	(151.7)	151.7	-
Comprehensive income:					
Net income	-	-	-	353.9	353.9
Other comprehensive income, after tax	-	-	618.8	-	618.8
Total comprehensive income					972.7
Contribution of capital	-	365.0	-	-	365.0
Employee share-based payments	-	1.9	-	-	1.9
Balance at December 31, 2009	2.8	4,528.2	(15.0)	(1,611.9)	2,904.1
Comprehensive income:					
Net income	-	-	-	436.9	436.9
Other comprehensive income, after tax	-	-	319.5	-	319.5
Total comprehensive income					756.4
Dividends paid	-	(203.0)	-	-	(203.0)
Employee share-based payments	-	0.8	-	-	0.8
Balance at December 31, 2010	2.8	4,326.0	304.5	(1,175.0)	3,458.3
Comprehensive income:					
Net income	-	-	-	336.6	336.6
Other comprehensive income, after tax	-	-	285.8	-	285.8
Total comprehensive income					622.4
Capital contribution	-	201.0	-	-	201.0
Employee share-based payments	-	6.0	-	-	6.0
Balance at December 31, 2011	$ 2.8	$ 4,533.0	$ 590.3	$ (838.4)	$ 4,287.7

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows

(In millions)

	Years Ended December 31,		
	2011	2010	2009
Cash Flows from Operating Activities:			
Net income	$ 336.6	$ 436.9	$ 353.9
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value			
of business acquired, and sales inducements	(164.3)	(167.1)	(152.8)
Net amortization of deferred policy acquisition costs,			
value of business acquired, and sales inducements	159.1	(48.9)	83.3
Net accretion/decretion of discount/premium	37.0	44.3	45.4
Future policy benefits, claims reserves, and			
interest credited	855.1	599.5	386.9
Provision for deferred income taxes	(56.5)	65.3	36.7
Net realized capital losses (gains)	(0.3)	28.1	245.5
Depreciation	3.5	3.4	10.4
Change in:			
Accrued investment income	(19.7)	(23.3)	(11.4)
Reinsurance recoverable	79.6	74.0	79.3
Other receivable and assets accruals	(3.5)	(86.0)	130.9
Due to/from affiliates	54.3	17.2	7.9
Other payables and accruals	(91.9)	85.5	46.0
Other, net	(75.9)	(42.0)	(112.7)
Net cash provided by operating activities	1,113.1	986.9	1,149.3
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	6,468.5	6,340.3	5,864.2
Equity securities, available-for-sale	63.1	12.9	99.4
Mortgage loans on real estate	332.8	179.2	308.7
Limited partnerships/corporations	93.0	87.2	116.2
Acquisition of:			
Fixed maturities	(7,662.0)	(7,383.5)	(6,215.4)
Equity securities, available-for-sale	(5.7)	(16.7)	(25.2)
Mortgage loans on real estate	(863.1)	(147.2)	(87.2)
Limited partnerships/corporations	(68.5)	(85.5)	(49.3)
Derivatives, net	(78.6)	(147.3)	(170.8)
Policy loans, net	7.1	1.7	13.1
Short-term investments, net	5.3	313.1	(492.7)
Loan-Dutch State obligation	122.4	134.7	124.8
Collateral held, net	105.3	4.7	(4.4)
Sales (purchases) of fixed assets, net	(0.8)	-	13.5
Net cash used in investing activities	(1,481.2)	(706.4)	(505.1)

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows

(In millions)

		Years Ended December 31,				
		2011		**2010**		**2009**
Cash Flows from Financing Activities:						
Deposits received for investment contracts	$	3,115.4	$	2,022.2	$	2,069.6
Maturities and withdrawals from investment contracts		(2,403.6)		(2,309.7)		(2,123.6)
Short-term loans to affiliates		(343.9)		(16.9)		(300.2)
Short-term repayments of repurchase agreements, net		(214.7)		214.6		(615.2)
Dividends to parent		-		(203.0)		-
Contribution of capital from parent		201.0		-		365.0
Net cash provided by (used in) financing activities		354.2		(292.8)		(604.4)
Net increase (decrease) in cash and cash equivalents		(13.9)		(12.3)		39.8
Cash and cash equivalents, beginning of period		231.0		243.3		203.5
Cash and cash equivalents, end of period	$	217.1	$	231.0	$	243.3
Supplemental cash flow information:						
Income taxes paid, net	$	108.4	$	0.6	$	13.7
Interest paid	$	0.3	$	-	$	4.8
Non-cash transfer Loan-Dutch State obligation	$	-	$	-	$	798.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

1.   Business, Basis of Presentation and Significant Accounting Policies

Business

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and the District of Columbia.

ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is a direct, wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in the Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including one or more initial public offerings, sales, or a combination thereof. On November 10, 2010, ING announced that, in connection with the restructuring plan, it will prepare for a base case of an initial public offering of the Company and its U.S.-based insurance and investment management affiliates.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The Consolidated Financial Statements include the accounts of ILIAC and its subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL").

Intercompany transactions and balances between ILIAC and its subsidiaries have been eliminated. Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as significant in that they involve a higher degree of judgment, are subject to a significant degree of variability, and contain accounting estimates:

> Reserves for future policy benefits, valuation and amortization of deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA"), valuation of investments and derivatives, impairments, income taxes, and contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or non-performance risk, including the Company's own credit risk. The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of securities is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques. See the Fair Value Measurements note to these Consolidated Financial Statements for additional information regarding the fair value of specific financial assets and liabilities.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: All of the Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI"), and presented net of related changes in DAC, VOBA, and deferred income taxes.

Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income on the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For credit-sensitive MBS and ABS, and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, and cash, and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

All mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics, and market trends. Loan performance is monitored on a loan-specific basis. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

All mortgages are evaluated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

As of December 31, 2011 and 2010, all mortgage loans are held-for-investment. The Company diversifies its mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate.

The Company records an allowance for probable incurred, but not specifically identified, losses.

Loan - Dutch State Obligation: The reported value of The State of the Netherlands (the "Dutch State") loan obligation is based on the outstanding loan balance plus any unamortized premium.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Policy Loans: The reported value of policy loans is equal to the carrying value of the loans. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, primarily private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, where the contractual right exists to receive such financial information on a timely basis. The Company's equity in earnings from limited partnership interests are accounted for under the equity method is recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. Generally, the lending agent retains all of the cash collateral. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

As of December 31, 2011 and 2010, the fair value of loaned securities was $515.8 and $651.7, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. Collateral received is included in Short-term investments under securities loan agreement, including collateral delivered. As of December 31, 2011 and 2010, liabilities to return collateral of $524.8 and $675.5, respectively, are included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets.

Other-than-temporary Impairments
The Company periodically evaluates its available-for-sale general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments, and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

Effective April 1, 2009, the Company prospectively adopted guidance on the recognition and presentation of OTTI losses (see the "Adoption of New Pronouncements" section below). When assessing the Company's intent to sell a security or if it is more likely than not the Company will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an OTTI. If the Company does not intend to sell the security and it is not more likely than not the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets.

Prior to April 1, 2009, the Company recognized in earnings an OTTI for a fixed maturity in an unrealized loss position, unless it could assert that it had both the intent and ability to hold the fixed maturity for a period of time sufficient to allow for a recovery of estimated fair value to the security's amortized cost. The entire difference between the fixed maturity's amortized cost basis and its estimated fair value was recognized in earnings if the security was determined to have an OTTI.

There was no change in guidance for equity securities which, when an OTTI has occurred, continue to be impaired for the entire difference between the equity security's cost and its estimated fair value.

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

▪ The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows expected to be received. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- When determining collectability and the period over which the value is expected to recover, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that include, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

- Additional considerations are made when assessing the unique features that apply to certain structured securities such as RMBS, CMBS, and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; current and forecasted loss severity; and the payment priority within the tranche structure of the security.

- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenarios-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates, and the overall macroeconomic conditions.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity through Net realized capital gains (losses) on the Consolidated Statements of Operations, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk, and market risk. It is the Company's policy not to offset

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments recognized at fair value executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, futures, forwards, caps, floors, and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Derivatives or Other liabilities, as appropriate, on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability ("fair value hedge"); or (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge Relationship*: For derivative instruments that are designated and qualify as a fair value hedge (e.g., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses).

- *Cash Flow Hedge Relationship*: For derivative instruments that are designated and qualify as a cash flow hedge (e.g., hedging the exposure to the variability in expected future cash flows that is attributable to interest rate risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same period or periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value,

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried in the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized immediately in Other net realized capital gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried in the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long-term debt ratings drop below BBB+/Baa1.

The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities.

The Company also has investments in certain fixed maturities, and has issued certain annuity products, that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads. Embedded derivatives within fixed maturities are included in Derivatives as assets or liabilities on the Consolidated Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within annuity products are included in Future policy benefits on

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated.

The Company's property and equipment are depreciated using the following estimated useful lives.

	Estimated Useful Lives
Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business. VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, returns associated with separate account performance, impact of hedge performance, expenses to administer the business, and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date,

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

actual historical gross profits are reflected and estimated gross profits, and related assumptions, are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

The Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances each period. DAC and VOBA are deemed to be recoverable if the estimated gross profits exceed these balances.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, and a 14% cap. The reversion to the mean methodology was implemented prospectively on January 1, 2011.

Prior to January 1, 2011, the Company utilized a static long-term equity return assumption for projecting account balance growth in all future years. This return assumption was reviewed annually or more frequently, if deemed necessary. Actual returns that were higher than long-term expectations produced higher contract owner account balances, which increased future fee expectations resulting in higher expected gross profits. The opposite result occurred when returns were lower than long-term expectations.

Other significant assumptions include estimated policyholder behavior assumptions, such as surrender, lapse, and annuitization rates. Estimated gross profits of variable annuity contracts are sensitive to these assumptions.

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

Future Policy Benefits and Contract Owner Accounts

<u>Reserves</u>
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations under its variable annuity and fixed annuity products. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related future operations.

Reserves for individual immediate annuities with life contingent payout benefits are equal to the present value of expected future payments. Assumptions as to interest rates, mortality, and expenses are based upon the Company's experience at the period the policy is sold, including a margin for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue, and policy duration. Interest rates used to calculate the present value of future benefits ranged from 4.5% to 6.0%.

Although assumptions are "locked-in" upon the issuance of immediate annuities with life contingent payout benefits, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a margin for adverse deviations. Reserves are recorded in Future policy benefits on the Consolidated Balance Sheets.

<u>Contract Owner Accounts</u>
Contract owner account balances relate to investment-type contracts.

Account balances for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged from 0.0% to 7.0% for the years 2011, 2010, and 2009.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Guarantees

The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is reported at fair value.

Reserves for guaranteed minimum death benefits ("GMDB") on certain variable annuities are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as near-term and long-term equity market return, lapse rate, and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC, and, thus, are subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. The Company periodically evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

Products with guaranteed credited rates treat the guarantee as an embedded derivative for Stabilizer products and a stand-alone derivative for Managed custody guarantee ("MCG") products. These derivatives are measured at estimated fair value with changes in estimated fair value reported in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins are included, as well as an explicit recognition of all nonperformance risks. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING Insurance and the Company based on the credit default swaps with similar term to maturity and priority of payment. The ING Insurance credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees.

See the Additional Insurance Benefits and Minimum Guarantees note to these Consolidated Financial Statements for more information.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract holder; and
- All investment performance, net of contract fees and assessments, is passed through to the contract holder.

The Company reports separate account assets and liabilities that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations. The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Repurchase Agreements

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in short-term investments, with the offsetting obligation to repay the loan included as a liability on the Consolidated Balance Sheets.

The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets. As of December 31, 2011 and 2010, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions, the related repurchase obligation, including accrued interest, and the collateral posted by the counterparty in connection with the change in the value of pledged securities that will be released upon settlement, were as follows.

	2011	2010
Securities pledged	$ -	$ 216.7
Repurchase obligation	-	214.5
Collateral	-	-

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. As of December 31, 2011 and 2010, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

For most annuity contracts, charges assessed against contract owner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Premiums and Interest credited and other benefits to contract owners in the Consolidated Statements of Operations.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingent payouts. Premiums, benefits, and expenses are presented net of reinsurance ceded to other companies.

Income Taxes

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The results of the Company's operations are included in the consolidated tax return of ING AIH. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Accounting Standards Codification topic 740, Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING AIH's consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. The Company's tax sharing agreement with ING AIH states that for each taxable year during which the Company is included in a consolidated federal income tax return with ING AIH, ING AIH will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature and character of the deferred tax assets and liabilities;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- The length of time carryforwards can be utilized; and
- Any prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused.

Management uses certain assumptions and estimates in determining the income taxes payable or refundable to/from the Parent for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements from amounts shown on its income tax returns, and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority before any part of the benefit can be recognized in the financial statements. Tax positions that do not meet the more likely than not standard are not recognized. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements to reduce its exposure to losses from GMDBs in its annuity insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as the direct insurer of the risks reinsured.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance agreement with a subsidiary of Lincoln National Corporation ("Lincoln"). The Lincoln subsidiary established a trust to secure it obligations to the Company under the reinsurance transaction. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.2 billion and $2.3 billion at December 31, 2011 and 2010, respectively, equal the Company's total individual life reserves and are related to the reinsurance recoverable from the subsidiary of Lincoln under this reinsurance agreement. Individual life reserves are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Consolidated Balance Sheets.

Contingencies

A loss contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets, and actual or possible claims and assessments. Amounts related to loss contingencies are accrued if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome. If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

Adoption of New Pronouncements

Financial Instruments

A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring
In April 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-02, "Receivables (Accounting Standards Codification^{TM} ("ASC") Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring" ("ASU 2011-02"), which clarifies the guidance on a creditor's evaluation of whether it has granted a concession and whether the debtor is experiencing financial difficulties, as follows:

- If a debtor does not have access to funds at a market rate for similar debt, the restructuring would be considered to be at a below-market rate;
- An increase in the contractual interest rate does not preclude the restructuring from being considered a concession, as the new rate could still be below the market interest rate;
- A restructuring that results in a delay in payment that is insignificant is not a concession;
- A creditor should evaluate whether it is probable that the debtor would be in payment default on any of its debt without the modification to determine if the debtor is experiencing financial difficulties; and
- A creditor is precluded from using the effective interest rate test.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Also, ASU 2011-02 requires disclosure of the information required in ASU 2010-20 about troubled debt restructuring, which was previously deferred by ASU 2011-01.

The provisions of ASU 2011-02 were adopted by the Company on July 1, 2011, and applied retrospectively to January 1, 2011. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows for the year ended December 31, 2011, as there were no troubled debt restructurings during that period.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses
In July 2010, the FASB issued ASU 2010-20, "Receivables (ASC Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"), which requires certain existing disclosures to be disaggregated by class of financing receivable, including the rollforward of the allowance for credit losses, with the ending balance further disaggregated on the basis of impairment method. For each disaggregated ending balance, an entity also is required to disclose the related recorded investment in financing receivables, the nonaccrual status of financing receivables, and impaired financing receivables.

ASU 2010-20 also requires new disclosures by class of financing receivable, including credit quality indicators, aging of past due amounts, the nature and extent of troubled debt restructurings and related defaults, and significant purchases and sales of financing receivables disaggregated by portfolio segment.

In January 2011, the FASB issued ASU 2011-01, which temporarily delayed the effective date of the disclosures about troubled debt restructurings in ASU 2010-20.

The provisions of ASU 2010-20 were adopted by the Company on December 31, 2010, and are included in the Financial Instruments note to these Consolidated Financial Statements, except for the disclosures about troubled debt restructurings included in ASU 2011-02, which was adopted by the Company on July 1, 2011 (see above). The disclosures that include information for activity that occurs during a reporting period were adopted by the Company on January 1, 2011 and are included in the Financial Instruments note to these Consolidated Financial Statements. As this pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Scope Exception Related to Embedded Credit Derivatives
In March 2010, the FASB issued ASU 2010-11, "Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"), which clarifies that the only type of embedded credit derivatives that are exempt from bifurcation requirements are those that relate to the subordination of one financial instrument to another.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2010-11 were adopted by the Company on July 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied.

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities," ("ASU 2009-17"), which eliminates the exemption for qualifying special-purpose entities ("QSPEs"), as well as amends the consolidation guidance for variable interest entities ("VIEs"), as follows:

- Removes the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIE's activities, and whether the entity has the obligation to absorb losses or the right to receive benefits that could be significant to the VIE;
- Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE; and
- Requires enhanced disclosures, including (i) presentation on the balance sheet of assets and liabilities of consolidated VIEs that meet the separate presentation criteria and disclosure of assets and liabilities recognized on the balance sheet and (ii) the maximum exposure to loss for those VIEs in which a reporting entity is determined not to be the primary beneficiary, but in which the reporting entity has a variable interest.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidation (ASC Topic 810): Amendments for Certain Investment Funds" (ASU 2010-10), which defers to ASU 2009-17 for reporting entity's interests in certain investment funds that have attributes of investment companies, for which the reporting entity does not have an obligation to fund losses, and that are not structured as securitization entities.

The provisions of ASU 2009-17 and ASU 2010-10 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the consolidation conclusions were consistent with those under previous U.S. GAAP. The disclosure provisions required by ASU 2009-17 are presented in the Financial Instruments note to these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Recognition and Presentation of Other-than-temporary Impairments

In April 2009, the FASB issued new guidance on recognition and presentation of OTTIs, included in ASC Topic 320, "Investments-Debt and Equity Securities", which requires:

- Noncredit related impairments to be recognized in Other comprehensive income (loss), if management asserts that it does not have the intent to sell the security and that it is more likely than not that the entity will not have to sell the security before recovery of the amortized cost basis;
- Total OTTIs to be presented in the Consolidated Statements of Operations with an offset recognized in AOCI for the noncredit related impairments;
- A cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized OTTI from Retained earnings (deficit) to AOCI; and
- Additional interim disclosures for debt and equity securities regarding types of securities held, unrealized losses, and OTTIs.

These provisions, as included in ASC Topic 320, were adopted by the Company on April 1, 2009. As a result of implementation, the Company recognized a cumulative effect of change in accounting principle of $151.7 after considering the effects of DAC and income taxes of $(134.0) and $46.9, respectively, as an increase to April 1, 2009 Retained earnings (deficit) with a corresponding decrease to AOCI, with no overall change to shareholder's equity. See the Investments note to these Consolidated Financial Statements for further information on the Company's OTTIs, including additional required disclosures.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued new guidance on disclosures about derivative instruments and hedging activities, included in ASC Topic 815, "Derivatives and Hedging", which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of, and gains and losses on, derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for; and
- How derivative instruments and related hedged items affect an entity's financial statements.

These provisions, as included in ASC Topic 815, were adopted by the Company on January 1, 2009, and are included in the "Derivative Financial Instruments" section above and the Fair Value Measurements note to these Consolidated Financial Statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Accounting for Transfers of Financial Assets
In December 2009, the FASB issued ASU 2009-16 "Transfers and Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets" ("ASU 2009-16"), which eliminates the QSPE concept and requires a transferor of financial assets to:

- Consider the transferor's continuing involvement in assets, limiting the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire asset to an entity that is not consolidated;
- Account for the transfer as a sale only if an entity transfers an entire financial asset and surrenders control, unless the transfer meets the conditions for a participating interest; and
- Recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.

The provisions of ASU 2009-16 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the Company did not have any QSPEs under previous U.S. GAAP, and the requirements for sale accounting treatment are consistent with those previously applied by the Company.

Business Combinations and Non-controlling Interests

Disclosure of Supplementary Pro Forma Information for Business Combinations
In December 2010, the FASB issued ASU 2010-29, "Business Combinations (ASC Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations" ("ASU 2010-29"), which clarifies that if an entity presents comparative financial statements, it should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. Also, ASU 2010-29 expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the pro forma revenue and earnings.

The provisions of ASU 2010-29 were adopted by the Company on January 1, 2011 for business combinations occurring on or after that date. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, cash flows, or disclosures for the year ended December 31, 2011, as there were no business combinations during the period.

Accounting and Reporting for Decreases in Ownership of a Subsidiary
In January 2010, the FASB issued ASU 2010-02 "Consolidations (ASC Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification," ("ASU 2010-02"), which clarifies that the scope of the decrease in ownership provisions applies to the following:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- A subsidiary or group of assets that is a business or nonprofit activity;
- A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture; and
- An exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture).

ASU 2010-02 also notes that the decrease in ownership guidance does not apply to sales of in substance real estate and expands disclosure requirements.

The provisions of ASU 2010-02 were adopted, retrospectively, by the Company on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows for the years ended December 31, 2011, 2010, and 2009, as there were no decreases in ownership of a subsidiary during those periods.

Fair Value

Improving Disclosures about Fair Value Measurements
In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, except for the disclosures related to the Level 3 reconciliation, which were adopted by the Company on January 1, 2011. The disclosures required by ASU 2010-06 are included in the Financial Instruments note to these Consolidated Financial Statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Measuring the Fair Value of Certain Alternative Investments
In September 2009, the FASB issued ASU 2009-12, "Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Value per Share (or Its Equivalent)" ("ASU 2009-12"), which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. In addition, ASU 2009-12 requires disclosures about the attributes of such investments.

The provisions of ASU 2009-12 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company. The disclosure provisions required by ASU 2009-12 are presented in the Investments note to these Consolidated Financial Statements.

Interim Disclosures about Fair Value of Financial Instruments
In April 2009, the FASB issued new guidance on interim disclosures about fair value of financial instruments, included in ASC Topic 825, "Financial Instruments", which requires that the fair value of financial instruments be disclosed in an entity's interim financial statements, as well as in annual financial statements. The provisions included in ASC Topic 825 also require that fair value information be presented with the related carrying value and that the method and significant assumptions used to estimate fair value, as well as changes in method and significant assumptions, be disclosed.

These provisions, as included in ASC Topic 825, were adopted by the Company on April 1, 2009, and are presented in the Fair Value Measurements note to these Consolidated Financial Statements. The adoption had no effect on the Company's financial condition, results of operations, or cash flows, as the pronouncement only pertains to additional disclosure.

Other Pronouncements

Presentation of Comprehensive Income
In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income" ("ASU 2011-05"), which states that an entity has the option to present total comprehensive income and the components of net income and other comprehensive income either in a single, continuous statement of comprehensive income or in two separate, consecutive statements.

In December 2011, the FASB issued ASU 2011-12, which defers the ASU 2011-05 requirements to present, on the face of the financial statements, the effects of reclassification out of AOCI on the components of net income and other comprehensive income.

The Company early adopted provisions of ASU 2011-05 and ASU 2010-12 as of December 31, 2011, and applied the provisions retrospectively. The Consolidated

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Statement of Comprehensive Income, with corresponding revisions to the Consolidated Statements of Changes in Shareholder's Equity, is included in the Consolidated Financial Statements. In addition, the required disclosures are included in the AOCI note to these Consolidated Financial Statements.

Consolidation Analysis of Investments Held through Separate Accounts
In April 2010, the FASB issued ASU 2010-15, "Financial Services - Insurance ASC Topic 944): How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments" ("ASU 2010-15"), which clarifies that an insurance entity generally should not consider any separate account interests in an investment held for the benefit of policyholders to be the insurer's interests, and should not combine those separate account interests with its general account interest in the same investment when assessing the investment for consolidation.

The provisions of ASU 2010-15 were adopted by the Company on January 1, 2011; however, the Company determined that there was no effect on its financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

Subsequent Events
In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Company on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements", which clarifies that a Securities and Exchange Commission ("SEC") filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Company determined that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Future Adoption of Accounting Pronouncements

Disclosures about Offsetting Assets & Liabilities
In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

The provisions of ASU 2011-11 are effective, retrospectively, for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual reporting periods. The Company is currently in the process of determining the disclosure impact of adoption of the provisions of ASU 2011-11.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRSs")
In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04"), which includes the following amendments:

- The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;
- The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;
- An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and
- The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed, and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 are effective during interim or annual periods beginning after December 15, 2011, and should be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2011-04.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reconsideration of Effective Control for Repurchase Agreements

In April 2011, the FASB issued ASU 2011-03, "Transfers and Servicing (ASC Topic 860): Reconsideration of Effective Control for Repurchase Agreements" ("ASU 2011-03"), which removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, and (2) the collateral maintenance implementation guidance related to that criterion.

The provisions of ASU 2011-03 are effective for the first interim or annual period beginning on or after December 15, 2011, and should be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2011-03.

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection, and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the U.S. GAAP direct-response advertising guidance are met. All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company will adopt the guidance retrospectively. The Company currently estimates the adoption will result in a cumulative effect adjustment, reducing Retained earnings by approximately $440.0 and increasing Other comprehensive income by approximately $130.0 as of January 1, 2012, after considering the effects of income taxes. These impacts are subject to change as the Company is still in the process of finalizing the impact of adoption of the provisions of ASU 2010-26.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2.   Investments

Fixed Maturities and Equity Securities

Available-for-sale and fair value option fixed maturities and equity securities were as follows as of December 31, 2011.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value	OTTI[2]
Fixed maturities:					
U.S. Treasuries	$ 1,096.6	$ 135.0	$ -	$ 1,231.6	$ -
U.S. government agencies and					
authorities	379.7	31.0	-	410.7	-
State, municipalities, and political subdivisions	95.1	10.9	-	106.0	-
U.S. corporate securities:					
Public utilities	1,915.1	198.0	5.8	2,107.3	-
Other corporate securities	6,251.8	572.8	25.3	6,799.3	-
Total U.S. corporate securities	8,166.9	770.8	31.1	8,906.6	-
Foreign securities[1]:					
Government	308.5	39.8	3.1	345.2	-
Other	4,352.5	328.8	38.4	4,642.9	-
Total foreign securities	4,661.0	368.6	41.5	4,988.1	-
Residential mortgage-backed securities	1,955.4	285.4	52.9	2,187.9	29.5
Commercial mortgage-backed securities	866.1	51.0	5.8	911.3	4.4
Other asset-backed securities	441.5	19.4	22.1	438.8	4.2
Total fixed maturities, including					
securities pledged	17,662.3	1,672.1	153.4	19,181.0	38.1
Less: securities pledged	572.5	22.4	1.2	593.7	-
Total fixed maturities	17,089.8	1,649.7	152.2	18,587.3	38.1
Equity securities	131.8	13.1	-	144.9	-
Total investments	$ 17,221.6	$ 1,662.8	$ 152.2	$ 18,732.2	$ 38.1

[1] Primarily U.S. dollar denominated.
[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and fair value option fixed maturities and equity securities were as follows as of December 31, 2010.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value	OTTI[2]
Fixed maturities:					
U.S. Treasuries	$ 717.0	$ 4.7	$ 7.3	$ 714.4	$ -
U.S. government agencies and					
authorities	536.7	45.9	-	582.6	-
State, municipalities, and political subdivisions	145.9	5.0	10.2	140.7	-
U.S. corporate securities:					
Public utilities	1,442.0	73.5	13.3	1,502.2	-
Other corporate securities	5,380.1	392.0	31.1	5,741.0	0.3
Total U.S. corporate securities	6,822.1	465.5	44.4	7,243.2	0.3
Foreign securities[1]:					
Government	446.3	39.6	5.0	480.9	-
Other	4,089.5	240.5	37.4	4,292.6	0.1
Total foreign securities	4,535.8	280.1	42.4	4,773.5	0.1
Residential mortgage-backed securities	2,116.0	296.9	57.5	2,355.4	28.8
Commercial mortgage-backed securities	1,005.6	54.2	30.2	1,029.6	14.5
Other asset-backed securities	615.3	16.2	42.7	588.8	15.7
Total fixed maturities, including					
securities pledged	16,494.4	1,168.5	234.7	17,428.2	59.4
Less: securities pledged	936.5	35.0	9.3	962.2	-
Total fixed maturities	15,557.9	1,133.5	225.4	16,466.0	59.4
Equity securities	179.6	21.0	-	200.6	-
Total investments	$ 15,737.5	$ 1,154.5	$ 225.4	$ 16,666.6	$ 59.4

[1] Primarily U.S. dollar denominated.

[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities, including securities pledged, as of December 31, 2011, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. MBS and other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost		Fair Value
Due to mature:			
One year or less	$ 271.1	$	288.4
After one year through five years	4,147.2		4,375.9
After five years through ten years	5,199.4		5,587.3
After ten years	4,781.6		5,391.4
Mortgage-backed securities	2,821.5		3,099.2
Other asset-backed securities	441.5		438.8
Fixed maturities, including securities pledged	$ 17,662.3	$	19,181.0

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the State of the Netherlands (the "Dutch State") loan obligation, with a carrying value in excess of 10% of the Company's Shareholder's equity at December 31, 2011 and 2010.

At December 31, 2011 and 2010, fixed maturities with fair values of $13.6 and $13.4, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2011 and 2010, approximately 42.5% and 36.5%, respectively, of the Company's CMO holdings were invested in those types of CMOs, such as interest-only or principal only strips, which are subject to more prepayment and extension risk than traditional CMOs.

Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value reported in Other net realized gains (losses) in the Consolidated Statements of Operations.

Transfer of Alt-A RMBS Participation Interest and Related Loan to Dutch State

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-Up Facility covering 80% of ING's Alt-A RMBS. Refer to the Related Party

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Transactions note to these Consolidated Financial Statements for further details of these agreements.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company provided no non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of collateralized loan obligations ("CLOs") of $0.9 and $0.6 at December 31, 2011 and 2010, respectively, is included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Consolidated Statements of Operations.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Some RMBS investments are in various senior level tranches of mortgage securitizations issued and guaranteed by Fannie Mae, Freddie Mac, or a similar government-sponsored entity, typically referred to as "agency pass-through" investments. These securitizations pool residential mortgages and pass through the principal and interest to investors based on the terms of each tranche or portion of the total pool. Investments held by the Company in non-agency RMBS and CMBS also include interest-only, principal-only, and inverse floating securities. Through its investments, the Company is not obligated to provide any financial or other support to these entities.

Each of the RMBS, CMBS, and ABS entities described above are thinly capitalized by design, and considered VIEs under ASC 810-10-25 as amended by ASU 2009-17. As discussed above, the Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company through its investments or other arrangements does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS, and ABS entities in which it holds investments. These investments are accounted for as investments as described in

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

the Business, Basis of Presentation and Significant Accounting Policies note to these Consolidated Financial Statements.

Fixed Maturity Securities Credit Quality - Ratings

The Securities Valuation Office ("SVO") of the National Association of Insurance Commissioners ("NAIC") evaluates the fixed maturity security investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called "NAIC designations." An internally developed rating is used as permitted by the NAIC if no rating is available. The NAIC designations are generally similar to the credit quality designations of a Nationally Recognized Statistical Rating Organization ("NRSRO") for marketable fixed maturity securities, called "rating agency designations," except for certain structured securities as described below. NAIC designations of "1," highest quality, and "2," high quality, include fixed maturity securities generally considered investment grade ("IG") by such rating organizations. NAIC designations 3 through 6 include fixed maturity securities generally considered below investment grade ("BIG") by such rating organizations.

The NAIC adopted revised designation methodologies for non−agency RMBS, including RMBS backed by subprime mortgage loans reported within ABS, that became effective December 31, 2009 and for CMBS that became effective December 31, 2010. The NAIC's objective with the revised designation methodologies for these structured securities was to increase the accuracy in assessing expected losses, and to use the improved assessment to determine a more appropriate capital requirement for such structured securities. The revised methodologies reduce regulatory reliance on rating agencies and allow for greater regulatory input into the assumptions used to estimate expected losses from such structured securities.

As a result of time lags between the funding of investments, the finalization of legal documents and the completion of the SVO filing process, the fixed maturity portfolio generally includes securities that have not yet been rated by the SVO as of each balance sheet date, such as private placements. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

Information about the Company's fixed maturity securities holdings, including securities pledged, by NAIC designations is set forth in the following tables. Corresponding rating agency designation does not directly translate into NAIC designation, but represents the Company's best estimate of comparable ratings from rating agencies, including Moody's, S&P, and Fitch. If no rating is available from a rating agency, then an internally developed rating is used.

It is management's objective that the portfolio of fixed maturities be of high quality and be well diversified by market sector. The fixed maturities in the Company's portfolio are

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis believed to be similar to that used by the rating agencies. Ratings are derived from three NRSRO ratings and are applied as follows based on the number of agency rating received:

- when three ratings are received then the middle rating is applied;
- when two ratings are received then the lower rating is applied;
- when a single rating is received, the NRSRO rating is applied;
- and, when ratings are unavailable then an internal rating is applied.

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, for IG and BIG securities by duration, based on NAIC designations, were as follows at December 31, 2011 and 2010.

| | 2011 | | | | | 2010 | | | |
	IG	% of IG and BIG	BIG	% of IG and BIG		IG	% of IG and BIG	BIG	% of IG and BIG
Six months or less									
below amortized cost	$ 38.4	25.0%	$ 7.1	4.6%	$	72.0	30.6%	$ 12.6	5.4%
More than six months and									
twelve months or less									
below amortized cost	12.5	8.1%	4.1	2.7%		0.9	0.4%	1.1	0.5%
More than twelve months									
below amortized cost	61.4	40.1%	29.9	19.5%		106.5	45.4%	41.6	17.7%
Total unrealized capital loss	$ 112.3	73.2%	$ 41.1	26.8%	$	179.4	76.4%	$ 55.3	23.6%

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, for securities rated BBB and above (Investment Grade ("IG")) and securities rated BB and below (Below Investment Grade ("BIG")) by duration, based on NRSRO ratings, were as follows at December 31, 2011 and 2010.

| | 2011 | | | | | 2010 | | | |
	IG	% of IG and BIG	BIG	% of IG and BIG		IG	% of IG and BIG	BIG	% of IG and BIG
Six months or less									
below amortized cost	$ 38.3	25.0%	$ 7.2	4.7%	$	72.0	30.6%	$ 12.6	5.4%
More than six months and									
twelve months or less									
below amortized cost	6.8	4.4%	9.8	6.4%		1.6	0.7%	0.4	0.2%
More than twelve months									
below amortized cost	42.1	27.4%	49.2	32.1%		70.9	30.2%	77.2	32.9%
Total unrealized capital loss	$ 87.2	56.8%	$ 66.2	43.2%	$	144.5	61.5%	$ 90.2	38.5%

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturities, including securities pledged to creditors, by market sector and duration were as follows as of December 31, 2011 and 2010.

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss
2011								
U.S. Treasuries	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
U.S. corporate, state, and municipalities	595.1	22.8	46.5	3.0	52.9	5.3	694.5	31.1
Foreign	435.3	19.1	49.9	4.6	169.5	17.8	654.7	41.5
Residential mortgage-backed	49.4	1.6	97.0	5.2	175.4	46.1	321.8	52.9
Commercial mortgage-backed	28.3	1.8	69.0	2.5	8.9	1.5	106.2	5.8
Other asset-backed	32.6	0.2	4.9	1.3	44.1	20.6	81.6	22.1
Total	$ 1,140.7	$ 45.5	$ 267.3	$ 16.6	$ 450.8	$ 91.3	$ 1,858.8	$ 153.4
2010								
U.S. Treasuries	$ 475.6	$ 7.3	$ -	$ -	$ -	$ -	$ 475.6	$ 7.3
U.S. corporate, state, and municipalities	1,043.1	38.6	21.8	1.1	142.9	14.9	1,207.8	54.6
Foreign	866.3	30.1	14.9	0.9	101.7	11.4	982.9	42.4
Residential mortgage-backed	400.5	6.8	0.2	-	240.7	50.7	641.4	57.5
Commercial mortgage-backed	5.1	-	-	-	184.0	30.2	189.1	30.2
Other asset-backed	121.4	1.8	0.1	-	132.1	40.9	253.6	42.7
Total	$ 2,912.0	$ 84.6	$ 37.0	$ 2.0	$ 801.4	$ 148.1	$ 3,750.4	$ 234.7

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 83.2% of the average book value as of December 31, 2011.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2011 and 2010.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2011						
Six months or less						
below amortized cost	$ 1,197.2	$ 60.1	$ 46.9	$ 16.9	256	31
More than six months and						
twelve months or less						
below amortized cost	270.3	25.1	13.9	9.1	52	9
More than twelve months						
below amortized cost	355.6	103.9	26.7	39.9	129	37
Total	$ 1,823.1	$ 189.1	$ 87.5	$ 65.9	437	77
2010						
Six months or less						
below amortized cost	$ 3,190.2	$ 68.6	$ 98.5	$ 22.3	491	19
More than six months and						
twelve months or less						
below amortized cost	129.3	19.6	8.2	4.6	52	3
More than twelve months						
below amortized cost	353.5	223.9	23.2	77.9	87	69
Total	$ 3,673.0	$ 312.1	$ 129.9	$ 104.8	630	91

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2011 and 2010.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2011						
U.S. Treasuries	$ -	$ -	$ -	$ -	-	-
U.S. corporate, state and						
municipalities	717.7	7.9	28.8	2.3	119	3
Foreign	670.5	25.7	31.9	9.6	122	7
Residential mortgage-backed	276.5	98.2	19.0	33.9	119	47
Commercial mortgage-backed	110.1	1.9	5.4	0.4	16	1
Other asset-backed	48.3	55.4	2.4	19.7	61	19
Total	$ 1,823.1	$ 189.1	$ 87.5	$ 65.9	437	77
2010						
U.S. Treasuries	$ 482.9	$ -	$ 7.3	$ -	3	-
U.S. corporate, state and						
municipalities	1,218.7	43.7	40.2	14.4	188	5
Foreign	1,013.7	11.6	39.6	2.8	137	4
Residential mortgage-backed	599.6	99.3	25.7	31.8	160	47
Commercial mortgage-backed	155.1	64.2	9.5	20.7	19	5
Other asset-backed	203.0	93.3	7.6	35.1	123	30
Total	$ 3,673.0	$ 312.1	$ 129.9	$ 104.8	630	91

At December 31, 2011, the Company held no fixed maturity with an unrealized capital loss in excess of $10.0. At December 31, 2010, the Company held 1 fixed maturity with an unrealized capital loss in excess of $10.0. The unrealized capital loss on this fixed maturity equaled $10.0, or 4.3% of the total unrealized capital losses, as of December 31, 2010.

All investments with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis, and impairments were recognized as disclosed in OTTI, which follows this section. After detailed impairment analysis was completed, management determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired, and therefore no further other-than-temporary impairment was necessary.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other-Than-Temporary Impairments

The following tables identify the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding noncredit impairments included in AOCI, by type for the years ended December 31, 2011, 2010, and 2009.

	2011		2010		2009	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ -	-	$ 1.7	1	$ 156.0	15
Public utilities	-	-	1.3	5	-	-
Other U.S. corporate	20.4	17	5.3	19	47.8	57
Foreign[1]	27.8	50	42.4	20	50.6	42
Residential mortgage-backed	8.2	38	14.8	53	31.6	69
Commercial mortgage-backed	28.2	8	20.5	8	17.7	11
Other asset-backed	22.7	53	58.5	42	43.4	32
Limited partnerships	-	-	1.6	4	17.6	17
Equity securities	-	-	- *	1	19.5	9
Mortgage loans on real estate	-	-	1.0	1	10.3	4
Total	$ 107.3	166	$ 147.1	154	$ 394.5	256

* Less than $0.1.
[1] Primarily U.S. dollar denominated.

The above tables include $17.6, $48.4, and $112.2 for the years ended December 31, 2011, 2010, and 2009, respectively, in other-than-temporary write-downs related to credit impairments, which are recognized in earnings. The remaining $89.7, $98.7, and $282.3, in write-downs for the years ended December 31, 2011, 2010, and 2009, respectively, are related to intent impairments.

The following tables summarize these intent impairments, which are also recognized in earnings, by type for the years ended December 31, 2011, 2010, and 2009.

	2011		2010		2009	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ -	-	$ 1.7	1	$ 156.0	15
Public utilities	-	-	1.4	5	-	-
Other U.S. corporate	20.4	17	5.3	19	35.9	42
Foreign[1]	23.7	46	28.5	15	48.7	41
Residential mortgage-backed	1.6	7	8.6	18	2.4	1
Commercial mortgage-backed	22.9	8	16.2	6	17.7	11
Other asset-backed	21.1	50	37.0	26	21.6	10
Total	$ 89.7	128	$ 98.7	90	$ 282.3	120

[1] Primarily U.S. dollar denominated.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

The fair value of fixed maturities with other-than-temporary impairments as of December 31, 2011, 2010, and 2009 was $1.9 billion, $2.0 billion, and $3.0 billion, respectively.

The following tables identify the amount of credit impairments on fixed maturities for the years ended December 31, 2011, 2010, and 2009, for which a portion of the OTTI was recognized in AOCI, and the corresponding changes in such amounts.

	2011	2010	2009
Balance at January 1	$ 50.7	$ 46.0	$ -
Implementation of OTTI guidance included in			
ASC Topic 320[1]	-	-	25.1
Additional credit impairments:			
On securities not previously impaired	0.9	12.0	13.6
On securities previously impaired	6.7	11.7	8.8
Reductions:			
Intent impairments	(8.7)	(5.9)	-
Securities sold, matured, prepaid or paid down	(30.2)	(13.1)	(1.5)
Balance at December 31	$ 19.4	$ 50.7	$ 46.0

[1] Represents credit losses remaining in Retained earnings related to the adoption of new guidance on OTTI, included in ASC Topic 320, on April 1, 2009.

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Fixed maturities	$ 1,224.2	$ 1,182.4	$ 1,125.7
Equity securities, available-for-sale	13.6	15.3	15.4
Mortgage loans on real estate	118.1	104.0	113.4
Real estate	-	-	6.6
Policy loans	13.7	13.3	13.7
Short-term investments and cash equivalents	0.8	0.8	2.4
Limited partnerships/corporations	84.2	56.4	(7.2)
Other	11.3	11.6	11.9
Gross investment income	1,465.9	1,383.8	1,281.9
Less: investment expenses	45.0	41.5	39.8
Net investment income	$ 1,420.9	$ 1,342.3	$ 1,242.1

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to credit-related and intent-related other-than-temporary impairment of investments and changes in fair value of fixed maturities accounted for using the fair value option and derivatives. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Fixed maturities, available-for-sale, including securities pledged	$ 112.6	$ 38.7	$ (15.1)
Fixed maturities, at fair value using the fair value option	(60.6)	(39.2)	57.0
Equity securities, available-for-sale	7.4	4.1	(2.9)
Derivatives	(59.4)	(36.6)	(267.6)
Other investments	0.3	4.9	(16.9)
Net realized capital gains (losses)	$ 0.3	$ (28.1)	$ (245.5)
After-tax net realized capital gains (losses)	$ 0.2	$ 1.5	$ (67.4)

Proceeds from the sale of fixed maturities and equity securities and the related gross realized gains and losses were as follows for the periods ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Proceeds on sales	$ 5,596.3	$ 5,312.9	$ 4,674.6
Gross gains	249.0	213.6	228.5
Gross losses	33.6	27.8	87.4

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

3.   Financial Instruments

The following tables present the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010.

	2011			
	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 1,180.3	$ 51.3	$ -	$ 1,231.6
U.S. government agencies and authorities	-	410.7	-	410.7
U.S. corporate, state and municipalities	-	8,883.5	129.1	9,012.6
Foreign	-	4,937.0	51.1	4,988.1
Residential mortgage-backed securities	-	2,146.9	41.0	2,187.9
Commercial mortgage-backed securities	-	911.3	-	911.3
Other asset-backed securities	-	411.1	27.7	438.8
Equity securities, available-for-sale	125.9	-	19.0	144.9
Derivatives:				
Interest rate contracts	5.7	496.8	-	502.5
Foreign exchange contracts	-	0.7	-	0.7
Credit contracts	-	2.6	-	2.6
Cash and cash equivalents, short-term				
investments, and short-term investments				
under securities loan agreement	953.9	4.8	-	958.7
Assets held in separate accounts	40,556.8	4,722.3	16.1	45,295.2
Total	$ 42,822.6	$ 22,979.0	$ 284.0	$ 66,085.6
Liabilities:				
Product guarantees	$ -	$ -	$ 221.0	$ 221.0
Fixed Indexed Annuities	-	-	16.3	16.3
Derivatives:				
Interest rate contracts	-	306.4	-	306.4
Foreign exchange contracts	-	32.4	-	32.4
Credit contracts	-	8.6	12.6	21.2
Total	$ -	$ 347.4	$ 249.9	$ 597.3

[1] Level 3 net assets and liabilities accounted for 0.1% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 0.1%.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	2010			
	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 646.1	$ 68.3	$ -	$ 714.4
U.S. government agencies and authorities	-	582.6	-	582.6
U.S. corporate, state and municipalities	-	7,372.7	11.2	7,383.9
Foreign	-	4,762.1	11.4	4,773.5
Residential mortgage-backed securities	-	2,102.9	252.5	2,355.4
Commercial mortgage-backed securities	-	1,029.6	-	1,029.6
Other asset-backed securities	-	341.1	247.7	588.8
Equity securities, available-for-sale	172.9	-	27.7	200.6
Derivatives:				
Interest rate contracts	3.5	223.3	-	226.8
Foreign exchange contracts	-	0.7	-	0.7
Credit contracts	-	6.7	-	6.7
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	1,128.8	-	-	1,128.8
Assets held in separate accounts	42,337.4	4,129.4	22.3	46,489.1
Total	$ 44,288.7	$ 20,619.4	$ 572.8	$ 65,480.9
Liabilities:				
Product guarantees	$ -	$ -	$ 3.0	$ 3.0
Fixed Indexed Annuities	-	-	5.6	5.6
Derivatives:				
Interest rate contracts	0.1	227.0	-	227.1
Foreign exchange contracts	-	38.5	-	38.5
Credit contracts	-	1.1	13.6	14.7
Total	$ 0.1	$ 266.6	$ 22.2	$ 288.9

[1] Level 3 net assets and liabilities accounted for 0.8% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 2.8%.

Transfers in and out of Level 1 and 2

There were no transfers between Level 1 and Level 2 for the year ended December 31, 2011.

During 2010, certain U.S. Treasury securities valued by commercial pricing services where prices are derived using market observable inputs have been transferred from Level 1 to Level 2. These securities for the year ended December 31, 2010, include U.S. Treasury strips of $60.6 in which prices are modeled incorporating a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. The

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Valuation of Financial Assets and Liabilities

As described below, certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. In addition, further disclosure of estimated fair values is included in this Financial Instruments note. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from the third party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2011 and 2010, except for the Company's use of commercial pricing services to value certain CMOs

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

which commenced in the first quarter of 2010. Certain CMOs were previously valued using an average of broker quotes when more than one broker quote is provided.

The following valuation methods and assumptions were used by the Company in estimating reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data and are classified as Level 2 assets. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS, and RMBS, including certain CMO assets and subprime RMBS. During the first quarter of 2011, the market for subprime RMBS had been determined to be active, and as such, these securities are now included in Level 2 of the valuation hierarchy.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2011, $194.9 and $14.7 billion of a total of $19.2 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. For certain CMO assets, the average of several broker quotes may be used when multiple quotes are available. The internal valuation committee then reviews all prices for the instrument

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are primarily determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond. In addition, certain privately placed bonds are valued using broker quotes and internal pricing models and are classified as Level 3 assets. The Company's internal pricing models utilize the Company's best estimate of expected future cash flows discounted at a rate of return that a market participant would require. The significant inputs to the models include, but are not limited to, current market inputs, such as credit loss assumptions, assumed prepayment speeds and business performance.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The fair values for cash equivalents and certain short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's 500 Index prices, and London Interbank Offered Rates, or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's own credit risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

participants, which have been classified as Level 3. All other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Product guarantees: The Company records product guarantees for annuity contracts containing guaranteed credited rates in accordance with ASC 815. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in ASC 820. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. These derivatives are classified as Level 3 liabilities. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks as required by U.S. GAAP. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Bond valuations are obtained from third party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policies described above for Fixed maturities.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2011.

	December 31, 2011										
	Fair Value as of January 1	Total realized/unrealized gains (losses) included in: Net income	OCI	Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	Change in unrealized gains (losses) included in earnings[3]
Fixed maturities, including securities pledged:											
U.S. corporate, state and municipalities	$ 11.2	$ (0.3)	$ 6.7	$ 19.0	$ -	$ -	$ (43.3)	$ 135.8	$ -	$ 129.1	$ (0.3)
Foreign	11.4	0.5	-	30.9	-	(19.7)	(1.5)	29.9	(0.4)	51.1	(0.8)
Residential mortgage-backed securities	252.5	(3.0)	1.7	57.1	-	(38.5)	(8.1)	5.3	(226.0)	41.0	(0.9)
Other asset-backed securities	247.7	(26.8)	15.8	-	-	(119.7)	(8.7)	-	(80.6)	27.7	(3.5)
Total fixed maturities, including securities pledged	522.8	(29.6)	24.2	107.0	-	(177.9)	(61.6)	171.0	(307.0)	248.9	(5.5)
Equity securities, available for sale	27.7	0.1	0.1	4.3	-	(4.2)	-	-	(9.0)	19.0	-
Derivatives, net	(13.6)	0.8	-	0.2	-	-	-	-	-	(12.6)	0.6
Product guarantees	(3.0)	(212.5) [1]	-	(5.5)	-	-	-	-	-	(221.0)	-
Fixed Indexed Annuities	(5.6)	(3.6) [1]	-	(7.1)	-	-	-	-	-	(16.3)	-
Separate Accounts	22.3	-	-	9.8	-	(3.4)	-	-	(12.6)	16.1	0.1

(1) This amount is included in Interest credited and other benefits to contract owners on the Consolidated Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

(2) The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(3) For financial instruments still held as of December 31. Amounts are included in Net investment income and Net realized capital losses on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2010.

	December 31, 2010							
	Fair Value as of January 1	Total realized/unrealized gains (losses) included in: Net income	OCI	Purchases, issuances, and settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	Change in unrealized gains (losses) included in earnings[3]
Fixed maturities, including securities pledged:								
U.S. corporate, state and municipalities	$ -	$ -	$ -	$ -	$ 11.2	$ -	$ 11.2	$ -
Foreign	-	0.1	0.6	2.7	8.0	-	11.4	-
Residential mortgage-backed securities	1,237.9	(23.6)	4.3	62.5	0.6	(1,029.2)	252.5	(26.3)
Other asset-backed securities	188.8	(59.4)	93.3	(20.2)	45.2	-	247.7	(59.3)
Total fixed maturities, including securities pledged	1,426.7	(82.9)	98.2	45.0	65.0	(1,029.2)	522.8	(85.6)
Equity securities, available for sale	39.8	(0.4)	0.6	13.8	-	(26.1)	27.7	-
Derivatives, net	(48.3)	0.3	-	34.4	-	-	(13.6)	1.8
Product guarantees	(6.0)	9.0 [1]	-	(6.0)	-	-	(3.0)	-
Fixed Indexed Annuities	-	0.3 [1]	-	(5.9)	-	-	(5.6)	-
Separate Accounts	56.3	5.8	-	(57.7)	17.9	-	22.3	1.0

[1] This amount is included in Interest credited and other benefits to contract owners on the Consolidated Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31. Amounts are included in Net investment income and Net realized capital losses on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The transfers out of Level 3 during the year ended December 31, 2011 in Fixed maturities, including securities pledged, are primarily due to the Company's determination that the market for subprime RMBS securities has become active. While the valuation methodology has not changed, the Company has concluded that the frequency of transactions in the market for subprime RMBS securities represent regularly occurring market transactions and therefore are now classified as Level 2. The transfers out of Level 3 during the year ended December 31, 2010 in Fixed maturities, including securities pledged, are primarily due to an increased utilization of vendor valuations for certain CMO assets.

The remaining transfers in and out of Level 3 for fixed maturities, equity securities and separate accounts during the years ended December 31, 2011 and 2010 are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3, as these securities are generally less liquid with very limited trading activity or where less transparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2011 and 2010.

	2011		2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, available-for-sale, including				
securities pledged	$ 18,669.1	$ 18,669.1	$ 16,974.8	$ 16,974.8
Fixed maturities, at fair value using the fair				
value option	511.9	511.9	453.4	453.4
Equity securities, available-for-sale	144.9	144.9	200.6	200.6
Mortgage loans on real estate	2,373.5	2,423.1	1,842.8	1,894.8
Loan-Dutch State obligation	417.0	421.9	539.4	518.7
Policy loans	245.9	245.9	253.0	253.0
Limited partnerships/corporations	510.6	510.6	463.5	493.8
Cash, cash equivalents, short-term investments,				
and short-term investments under securities				
loan agreement	958.7	958.7	1,128.8	1,128.8
Derivatives	505.8	505.8	234.2	234.2
Notes receivable from affiliates	175.0	165.2	175.0	177.0
Assets held in separate accounts	45,295.2	45,295.2	46,489.1	46,489.1
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	1,222.4	1,369.1	1,313.2	1,311.5
Without a fixed maturity	18,410.3	21,739.8	16,902.6	16,971.6
Product guarantees	221.0	221.0	3.0	3.0
Fixed Indexed Annuities	16.3	16.3	5.6	5.6
Derivatives	360.0	360.0	280.3	280.3

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments which are not carried at fair value on the Consolidated Balance Sheets, and therefore not categorized in the fair value hierarchy:

Limited partnerships/corporations: The fair value for these investments, primarily private equity fund of funds and hedge funds, is estimated based on the Net Asset Value ("NAV") as provided by the investee.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Loan - Dutch State obligation: The fair value of the Dutch State loan obligation is estimated utilizing discounted cash flows from the Dutch Strip Yield Curve.

Policy loans: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Investment contract liabilities (included in Future policy benefits and claims reserves):

With a fixed maturity: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, which are market risk-free rates augmented by credit spreads on current Company credit default swaps. The augmentation is present to account for non-performance risk. A margin for non-financial risks associated with the contracts is also included.

Without a fixed maturity: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities relevant to both the contract holder and to the Company. Here, the stochastic valuation scenario set is consistent with current market parameters, and discount is taken using stochastically evolving short risk-free rates in the scenarios augmented by credit spreads on current Company debt. The augmentation in the discount is present to account for non-performance risk. Margins for non-financial risks associated with the contract liabilities are also included.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are summarized as follows at December 31, 2011 and 2010.

	2011	2010
Total commercial mortgage loans	$ 2,374.8	$ 1,844.1
Collective valuation allowance	(1.3)	(1.3)
Total net commercial mortgage loans	$ 2,373.5	$ 1,842.8

As of December 31, 2011, all commercial mortgage loans are held-for-investment. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan-specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt.

The Company has established a collective valuation allowance for probable incurred, but not specifically identified, losses related to factors inherent in the lending process. The collective valuation allowance is determined based on historical loss rates as adjusted by current economic information for all loans that are not determined to have an individually-assessed loss.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The changes in the collective valuation allowance were as follows for the years ended December 31, 2011 and 2010.

	2011	2010
Collective valuation allowance for losses, beginning of year	$ 1.3	$ 2.0
Addition to / (release of) allowance for losses	-	(0.7)
Collective valuation allowance for losses, end of year	$ 1.3	$ 1.3

The commercial mortgage loan portfolio is the recorded investment, prior to collective valuation allowances, by the indicated loan-to-value ratio and debt service coverage ratio, as reflected in the following tables at December 31, 2011 and 2010.

	2011[1]	2010[1]
Loan-to-Value Ratio:		
0% - 50%	$ 552.4	$ 536.4
50% - 60%	771.5	564.6
60% - 70%	908.2	610.1
70% - 80%	125.2	113.9
80% - 90%	17.5	19.1
Total Commercial Mortgage Loans	$ 2,374.8	$ 1,844.1

[1] Balances do not include allowance for mortgage loan credit losses.

	2011[1]	2010[1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 1,600.1	$ 1,270.0
1.25x - 1.5x	408.1	182.1
1.0x - 1.25x	286.7	191.8
Less than 1.0x	79.9	137.4
Mortgages secured by loans on land or construction loans	-	62.8
Total Commercial Mortgage Loans	$ 2,374.8	$ 1,844.1

[1] Balances do not include allowance for mortgage loan credit losses.

The Company believes it has a high quality mortgage loan portfolio with substantially all of commercial mortgages classified as performing. The Company defines delinquent commercial mortgage loans consistent with industry practice as 60 days past due. There were no impairments taken on the mortgage loan portfolio for the year ended December 31, 2011. As of December 31, 2010 and 2009, there was a $1.0 and $10.3 impairment taken on the mortgage loan portfolio, respectively. As of December 31, 2011, all mortgage loans in the Company's portfolio were current with respect to principal and interest. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until past due payments are brought current.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Due to challenges that the economy presents to the commercial mortgage market, effective with the third quarter of 2009, the Company recorded an allowance for probable incurred, but not specifically identified, losses related to factors inherent in the lending process. At December 31, 2011 and 2010, the Company had a $1.3 allowance for mortgage loan credit losses.

All commercial mortgages are evaluated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect on all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral.

The carrying values and unpaid principal balances (prior to any charge-off) of impaired commercial mortgage loans were as follows for the years ended December 31, 2011 and 2010.

	2011	2010
Impaired loans without valuation allowances	$ 5.8	$ 9.5
Unpaid principal balance of impaired loans	$ 7.3	$ 12.0

The following is information regarding impaired loans, restructured loans, loans 90 days or more past due and loans in the process of foreclosure for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Impaired loans, average investment during the period	$ 7.7	$ 15.3	$ 10.5
Interest income recognized on impaired loans, on an accrual basis	0.6	0.9	0.6
Interest income recognized on impaired loans, on a cash basis	0.6	1.0	0.4
Loans in foreclosure, at amortized cost	-	-	5.8

For the years ended December 31, 2011 and 2010, there were no Restructured loans, Interest income recognized on restructured loans, Loans 90 days or more past due, interest no longer accruing, at amortized cost, Loans in foreclosure, at amortized cost, and Unpaid principal balance of loans 90 days or more past due, interest no longer accruing.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Troubled Debt Restructuring

The Company has high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications to these contracts are granted. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include: reduction of the face amount or maturity amount of the debt as originally stated, reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates and/or reduction of accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the year ended December 31, 2011, the Company had one private placement troubled debt restructuring with a pre-modification and post-modification carrying value of $13.0 and $12.9, respectively.

During the twelve months ended December 31, 2011, the Company had no loans modified in a troubled debt restructuring with a subsequent payment default.

Derivative Financial Instruments

See the Business, Basis of Presentation and Significant Accounting Policies note to these Consolidated Financial Statements for disclosure regarding the Company's purpose for entering into derivatives and the policies on valuation and classification of derivatives. The Company enters into the following derivatives:

Interest rate caps: Interest rate caps are used to manage the interest rate risk in the Company's fixed maturity portfolio. Interest rate caps are purchased contracts that are used by the Company to hedge annuity products against rising interest rates.

Interest rate swaps: Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.

Foreign exchange swaps: Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Credit default swaps: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

Forwards: Certain forwards are acquired to hedge certain CMO assets held by the Company against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on purchased forwards or interest rate rises on sold forwards) or will be required to make a payment (interest rate rises on purchased forwards or interest rate drops on sold forwards).

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The futures income would serve to offset these effects. Futures contracts are also used to hedge against an increase in certain equity indices. Such increases may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense.

Swaptions: Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligations portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.

Managed Custody Guarantees: The Company issued certain credited rate guarantees on externally managed variable bond funds that represent stand alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates, and credit ratings/spreads.

Embedded derivatives: The Company also has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of December 31, 2011 and 2010.

	2011			2010		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	1,000.0	$ 173.9	$ -	7.2	$ 0.6	$ -
Foreign exchange contracts	-	-	-	7.2	-	0.1
Derivatives: Non-Qualifying for hedge accounting[1]						
Interest rate contracts	17,697.7	328.6	306.4	16,737.7	226.2	227.1
Foreign exchange contracts	213.4	0.7	32.4	233.0	0.7	38.4
Equity contracts	-	-	-	3.7	-	-
Credit contracts	548.4	2.6	21.2	641.4	6.7	14.7
Managed custody guarantees[2]	N/A	-	221.0	N/A	-	3.0
Embedded derivatives:						
Within retail annuity products[2]	N/A	-	16.3	N/A	-	5.6
Total		$ 505.8	$ 597.3		$ 234.2	$ 288.9

N/A - Not applicable.

[1] The fair values are reported in Derivatives or Other liabilities on the Consolidated Balance Sheets.

[2] The fair values are reported in Future policy benefits and claim reserves on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Derivatives:Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ -	$ -	$ -
Fair Value hedges:			
Interest rate contracts	-	-	-
Derivatives: Non-Qualifying for hedge accounting[1]			
Interest rate contracts	(53.4)	(53.4)	(178.8)
Foreign exchange contracts	(0.7)	7.4	(23.3)
Equity contracts	(0.5)	0.5	(49.0)
Credit contracts	(4.8)	8.9	(16.5)
Managed custody guarantees[2]	1.1	4.1	34.0
Embedded derivatives:			
Within retail annuity products[2]	(217.2)	5.2	185.4
Total	$ (275.5)	$ (27.3)	$ (48.2)

[1] Changes in value for effective fair value hedges are recorded in Net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations.

[2] Changes in value are included in Interest credited and other benefits to contract owners on the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract. At December 31, 2011, the fair value of credit default swaps of $2.6 and $21.2 was included in Derivatives and Other liabilities,

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

respectively, on the Consolidated Balance Sheets. At December 31, 2010, the fair value of credit default swaps of $6.7 and $14.7 was included in Derivatives and Other liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2011 and 2010, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $518.3 and $625.6, respectively.

4. Deferred Policy Acquisition Costs and Value of Business Acquired

Beginning in the first quarter of 2011, the Company implemented a reversion to the mean technique of estimating its short-term equity market return assumptions. This change in estimate was applied prospectively in first quarter 2011. The reversion to the mean technique is a common industry practice in which DAC and VOBA unlocking for short-term equity returns only occurs if equity market performance falls outside established parameters.

Activity within DAC was as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Balance at January 1	$ 896.9	$ 848.2	$ 1,021.3
Deferrals of commissions and expenses	152.3	142.2	108.2
Amortization:			
Amortization	(179.0)	(77.0)	(39.3)
Interest accrued at 4% to 7%	69.5	64.6	58.0
Net amortization included in			
Consolidated Statements of Operations	(109.5)	(12.4)	18.7
Change in unrealized capital gains/losses on			
available-for-sale securities	(177.5)	(81.1)	(300.0)
Balance at December 31	$ 762.2	$ 896.9	$ 848.2

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Activity within VOBA was as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Balance at January 1	$ 842.5	$ 1,045.1	$ 1,676.7
Deferrals of commissions and expenses	11.4	23.6	40.4
Amortization:			
Amortization	(123.9)	(8.7)	(170.5)
Interest accrued at 4% to 7%	78.0	74.3	72.2
Net amortization included in			
Consolidated Statements of Operations	(45.9)	65.6	(98.3)
Change in unrealized capital gains/losses on			
available-for-sale securities	(162.5)	(291.8)	(573.7)
Balance at December 31	$ 645.5	$ 842.5	$ 1,045.1

The estimated amount of VOBA amortization expense, net of interest, is $42.4, $56.4, $55.5, $56.0, and $55.1, for the years 2012, 2013, 2014, 2015, and 2016, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

5.   Capital Contributions, Dividends and Statutory Information

ILIAC's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of ILIAC's earned statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2011, ILIAC did not pay any dividends on its common stock to its Parent. During the year ended December 31, 2010, ILIAC paid a $203.0 dividend on its common stock to its Parent. During the year ended December 31, 2009, ILIAC did not pay any dividends on its common stock to its Parent. On December 22, 2011 and October 30, 2010, IFA paid a $65.0 and $60.0, respectively, dividend to ILIAC, its parent, which was eliminated in consolidation.

During the year ended December 31, 2011, ILIAC received capital contributions of $201.0 in the aggregate from its Parent. During the year ended December 31, 2010, ILIAC did not receive any capital contributions from is Parent. On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of EUR 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING AIH, of which $365.0 was contributed to the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company. The contribution was comprised of the proceeds from the investment by the Dutch State and the redistribution of currently existing capital within ING.

The State of Connecticut Insurance Department (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $194.4, $66.0, and $271.6, for the years ended December 31, 2011, 2010, and 2009, respectively. Statutory capital and surplus was $1.9 billion and $1.7 billion as of December 31, 2011 and 2010, respectively. As specifically prescribed by statutory accounting practices, statutory surplus as of December 31, 2010 included the impact of the $150.0 capital contribution received by ILIAC from its Parent on February 18, 2011.

Effective for December 31, 2009, the Company adopted Actuarial Guideline 43, Variable Annuity Commissioners Annuity Reserve Valuation Method ("AG43"). The NAIC replaced the existing formula-based reserve standard methodology (AG34, Death Benefits and AG39, Living Benefits) with a stochastic principles-based methodology (AG43) for determining reserves for all individual variable annuity contracts with and without guaranteed benefits and all group annuity contracts with guarantees issued on or after January 1, 1981. Variable payout annuity contracts are also subject to AG43. There is no cumulative effect of adopting AG43. Reserves calculated using AG43 were higher than reserves calculated under AG34 and AG39 by $69.1 at December 31, 2010. Where the application of AG43 produces higher reserves than the Company had otherwise established under AG43 and AG39, the Company may request a grade-in period, not to exceed three years, from the domiciliary commissioner. The grading shall be done only on reserves on the contracts in-force as of the current year. The reserves under the old basis and the new basis shall be compared each year with two-thirds of the difference subtracted from the reserve under the new basis at December 31, 2009 and one-third of the difference subtracted from the new basis at December 31, 2010 and the remaining third recorded in 2011. The Company did elect the grade-in provision. The reserves at December 31, 2011 reflect the full impact of adoption of AG43.

Effective December 31, 2009, the Company adopted SSAP No. 10R, Income Taxes, for its statutory basis of accounting. This statement requires the Company to calculate admitted deferred tax assets based upon what is expected to reverse within one year with a cap on the admitted portion of the deferred tax asset of 10% of capital and surplus for its most recently filed statement. If the Company's risk-based capital ("RBC") levels, after reflecting the above limitation, exceeds 250% of the authorized control level, the statement increases the limitation on admitted deferred tax assets from what is expected to reverse in one year to what is expected to reverse over the next three years and increases the cap on the admitted portion of the deferred tax asset from 10% of capital and surplus for its most recently filed statement to 15%. Other revisions in the statement include requiring the Company to reduce the gross deferred tax asset by a statutory

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion of or all of the gross deferred tax assets will not be realized. To temper this positive RBC impact, and as a temporary measure at December 31, 2009 only, a 5% pre-tax RBC charge was required to be applied to the additional admitted deferred tax assets generated by SSAP 10R. The adoption for 2009 had a December 31, 2009 sunset; however, during 2010, the 2009 adoption, including the 5% pre-tax RBC charge, was extended through December 31, 2011. The effects on the Company's statutory financial statements of adopting this change in accounting principle were increases to total assets and capital and surplus of $86.7 and $68.9 as of December 31, 2011 and 2010, respectively. This adoption had no impact on total liabilities or net income.

6.   Additional Insurance Benefits and Minimum Guarantees

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2011, the account value for the separate account contracts with guaranteed minimum benefits was $7.9 billion. The additional liability recognized related to minimum guarantees was $5.4. As of December 31, 2010, the account value for the separate account contracts with guaranteed minimum benefits was $6.1 billion. The additional liability recognized related to minimum guarantees was $4.4.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2011 and 2010, was $7.9 billion and $6.1 billion, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

7. Income Taxes

Income tax expense (benefit) consisted of the following for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Current tax expense (benefit):			
Federal	$ 60.3	$ 73.2	$ 27.5
State	-	-	(0.9)
Total current tax expense	60.3	73.2	26.6
Deferred tax expense (benefit):			
Federal	(56.5)	67.6	23.0
Total deferred tax expense (benefit)	(56.5)	67.6	23.0
Total income tax expense	$ 3.8	$ 140.8	$ 49.6

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Income before income taxes	$ 340.4	$ 577.7	$ 403.5
Tax rate	35.0%	35.0%	35.0%
Income tax expense at federal statutory rate	119.1	202.2	141.2
Tax effect of:			
Dividend received deduction	(37.0)	(23.3)	(2.6)
Tax valuation allowance	(87.0)	(13.7)	(92.2)
State audit settlement	-	-	(1.2)
IRS audit settlement	3.7	(26.8)	(0.1)
State tax expense	-	0.6	0.1
Other	5.0	1.8	4.4
Income tax expense	$ 3.8	$ 140.8	$ 49.6

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2011 and 2010, are presented below.

	2011		2010
Deferred tax assets:			
Insurance reserves	$ 269.6	$	187.1
Investments	89.2		112.5
Postemployment benefits	97.1		83.7
Compensation	22.9		45.9
Other	22.5		22.1
Total gross assets before valuation allowance	501.3		451.3
Less: valuation allowance	(11.1)		(120.1)
Assets, net of valuation allowance	490.2		331.2
Deferred tax liabilities:			
Net unrealized gain	(288.2)		(71.9)
Value of business acquired	(398.4)		(410.5)
Deferred policy acquisition costs	(326.5)		(315.7)
Total gross liabilities	(1,013.1)		(798.1)
Net deferred income tax liability	$ (522.9)	$	(466.9)

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. At December 31, 2011, the Company did not have a tax valuation allowance related to realized and unrealized capital losses. At December 31, 2010, the Company had a tax valuation allowance of $109.0 related to realized and unrealized capital losses. As of December 31, 2011 and 2010, the Company had full tax valuation allowances of $11.1 related to foreign tax credits, the benefit of which is uncertain. The change in net unrealized capital gains (losses) includes an increase (decrease) in the tax valuation allowance of $(22.0), $(68.7), and $(38.3) for the years ended December 31, 2011, 2010, and 2009, respectively.

Tax Sharing Agreement

The Company had a payable to ING AIH of $1.3 and $49.3 for federal income taxes as of December 31, 2011 and 2010, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of ING AIH. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING AIH's consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

sharing agreement. The Company's tax sharing agreement with ING AIH states that for each taxable year during which the Company is included in a consolidated federal income tax return with ING AIH, ING AIH will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Balance at beginning of period	$ 23.0	$ 12.8
Additions for tax positions related to prior years	4.5	36.2
Reductions for tax positions related to prior years	(4.5)	(25.8)
Reductions for settlements with taxing authorities	(23.0)	(0.2)
Balance at end of period	$ -	$ 23.0

The Company had no unrecognized tax benefits as of December 31, 2011 and 2010, which would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2011 and 2010. The decrease during the tax period ended December 31, 2011 is primarily related to the settlement of the 2009 federal audit.

Tax Regulatory Matters

In March 2011, the Internal Revenue Service ("IRS") completed its examination of the Company's returns through tax year 2009. In the provision for the year ended December 31, 2011, the Company reflected an increase in the tax expense based on the results of the IRS examination and monitoring the activities of the IRS with respect to certain issues with other taxpayers and the merits of the Company's position.

The Company is currently under audit by the IRS for tax years 2010 through 2012, and it is expected that the examination of tax year 2010 will be finalized within the next twelve months. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for the tax years 2010 through 2012.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

8.   **Benefit Plans**

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Retirement Plan was amended and restated effective January 1, 2008. The Retirement Plan was also amended on July 1, 2008, related to the admission of the employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter. Additionally, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the Company on or after January 1, 2009, would not be eligible to participate in the Retirement Plan.

Beginning January 1, 2012, the Retirement Plan will use a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible pay. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employ. For participants in the Retirement Plan as of December 31, 2011, there will be a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula. Due to ASC Topic 715 requirements, the accounting impact of the change in the Retirement Plan was recognized upon Board approval November 10, 2011. This change had no material impact on the Consolidated Financial Statements.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan earns a benefit under a FAP formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $24.6, $27.2, and $22.3 for the years ended December 31, 2011, 2010, and 2009, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective January 1, 2008 and subsequently amended on July 1, 2008, with respect to the admission of employees from the acquisition of CitiStreet by Lion. The Savings Plan was most recently amended effective January 1, 2011 to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $9.8, $10.7, and $8.9, for the years ended December 31, 2011, 2010, and 2009, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants begin accruing benefits under ING North America SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective December 31, 2011, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2011 and 2010.

		2011		2010
Change in Projected Benefit Obligation:				
Projected benefit obligation, January 1	$	96.8	$	90.2
Interest cost		5.0		5.1
Benefits paid		(8.4)		(10.1)
Actuarial gain on obligation		18.4		11.6
Plan adjustments		(8.8)		-
Curtailments or settlements		(4.3)		-
Projected benefit obligation, December 31	$	98.7	$	96.8
Fair Value of Plan Assets:				
Fair value of plan assets, December 31	$	-	$	-

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Amounts recognized in the Consolidated Balance Sheets consist of:

	2011	2010
Accrued benefit cost	$ (98.7)	$ (96.8)
Accumulated other comprehensive income	34.0	30.0
Net amount recognized	$ (64.7)	$ (66.8)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2011 and 2010 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2011	2010
Discount rate at end of period	4.75%	5.50%
Rate of compensation increase	3.00%	3.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 4.75% was the appropriate discount rate as of December 31, 2011, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2011	2010	2009
Discount rate	5.50%	6.00%	6.00%
Rate of increase in compensation levels	3.00%	3.00%	1.50%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2011, 2010, and 2009, were as follows:

	2011	2010	2009
Interest cost	$ 5.0	$ 5.1	$ 5.3
Net actuarial loss recognized in the year	3.4	2.6	2.1
Unrecognized past service cost recognized in the year	-	0.1	0.1
The effect of any curtailment or settlement	2.2	-	0.1
Net periodic benefit cost	$ 10.6	$ 7.8	$ 7.6

Cash Flows

In 2012, the employer is expected to contribute $8.8 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2012 through 2016, and thereafter through 2021, are estimated to be $8.8, $7.9, $6.9, $5.7, $5.3, and $26.5, respectively.

Stock Option and Share Plans

Through 2010, ING sponsored the ING Group Long-Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Executive Board with options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement, which is signed by the participant when he or she accepts the award.

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock, and, on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Commencing in 2011, ING introduced a new long-term equity and deferred bonus plan, the Long-Term Sustainable Performance Plan ("LSPP"). The terms applicable to an award under the LSPP will be set out in a grant agreement which is signed by the participant when he or she accepts the award.   The LSPP will provide employees of the Company who are selected by the ING Executive Board with performance shares and will also require deferral of discretionary incentive bonus awards in excess of EUR 100,000. The performance shares awarded under the LSPP will be a contingent grant of ING ADR units and on settlement, the participant will have the right to either receive ING ADR units in kind or a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the settlement date times the number of vested ADR units, subject to achievement during the vesting period of performance targets based on return of equity and employee engagement. The excess bonus amount will be held in deferred ING ADR units or in a deferred cash account, or some combination thereof, depending on the total amount of the incentive bonus award, generally subject to vesting in three equal tranches over the three year period commencing on the date of incentive bonus payment. Unlike the leo plan, no options on ING shares in the form of ADRs will be granted under the LSPP. To vest in performance shares, deferred shares or deferred cash, an employee must generally be actively employed on the settlement date, although immediate full and partial vesting in the event of normal age or early retirement,

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

death or disability, or termination due to redundancy or business divestiture will occur, similar to the vesting treatment in the leo plan.

The Company was allocated from ING compensation expense for the leo options, leo performance shares and LSPP of $5.1, $3.4, and $3.7 for the years ended December 31, 2011, 2010, and 2009, respectively, primarily related to leo.

The Company recognized tax benefits of $0.8, $0.7, and $0.1 in 2011, 2010, and 2009, respectively, and $0.3 , $0.1, and $0.1, respectively, are related to leo.

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the ING 401(k) Plan for ILIAC Agents was filed with the IRS on January 1, 2008. A favorable determination letter was received dated January 5, 2011.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The ING Americas Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The ING Americas Deferred Compensation Savings Plan, which is a deferred compensation plan that includes a 401(k) excess component.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2011, 2010, and 2009, were $9.9, $11.9, and $12.1, respectively.

9.   Related Party Transactions

Operating Agreements

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2011, 2010, and 2009, expenses were incurred in the amounts of $22.8, $23.7, and $35.9, respectively.
- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2011, 2010, and 2009, expenses were incurred in the amounts of $180.6, $209.7, and $140.2, respectively.
- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2011, 2010, and 2009, net expenses related to the agreement were incurred in the amount of $29.8, $53.3, and $26.3, respectively.
- Service agreement with ING Institutional Plan Services, LLC ("IIPS") effective November 30, 2008 pursuant to which IIPS provides recordkeeper services to certain benefit plan clients of ILIAC. For the years ended December 31, 2011, 2010, and 2009, ILIAC's net earnings related to the agreement were in the amount of $8.4, $2.2, and $7.8, respectively.
- Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2011 and 2010, revenue under the IIM intercompany agreement was $24.7 and $24.1, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies, whereby DSL serves as the principal underwriter for variable insurance products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2011, 2010, and 2009, commissions were collected in the amount of $218.3, $220.0, and $275.3. Such commissions are, in turn, paid to broker-dealers.
- Intercompany agreements with each of ING USA, IIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contacting Party. For the year ended December 31, 2011 and 2010, expenses were incurred under these intercompany agreements in the aggregate amount of $207.9 and $204.5, respectively.
- Prior to January 1, 2010, DSL was a party to a service agreement with ING USA pursuant to which ING USA provided DSL with managerial and supervisory services in exchange for a fee. This service agreement was terminated as of January 1, 2010. For the year ended December 31, 2009, expenses were incurred under this service agreement in the amount of $123.2.
- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2011, 2010, and 2009, expenses were incurred under this service agreement in the amount of $3.2, $3.3, and $1.2, respectively.
- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust. For the years ended December 31, 2011, 2010, and 2009, expenses were incurred in the amounts of $23.3, $19.8, and $12.5, respectively.

Investment Advisory and Other Fees

Effective January 1, 2007, ILIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $103.2, $246.1, and $212.3, (excludes fees paid to ING Investment Management Co.) in 2011, 2010, and 2009, respectively.

DSL has been retained by ING Investors Trust ("IIT"), an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to IIT. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of IIT. DSL earns a monthly fee based on a percentage of average daily net assets of IIT. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to IIT and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of ING Partners, Inc. (the "Fund"), an affiliate. DSL and the Fund have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for the Fund. The Fund pays DSL a monthly fee, net of sub advisory fees, which is based on a percentage of average daily net assets. For the years ended December 31, 2011, 2010, and 2009, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $323.2, $314.3, and $270.0, respectively. At December 31, 2011 and 2010, DSL had $22.9 and $25.1, respectively, receivable from IIT under the management agreement.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2016, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. Interest on any Company borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company incurred an immaterial amount of interest expense for the years ended December 31, 2011, 2010, and 2001, and earned interest income of $1.3, $0.9, and $1.0, for the years ended December 31, 2011, 2010, and 2009, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. As of December 31, 2011 and 2010, the Company had an outstanding receivable of $648.0 and $304.1, respectively, with ING AIH under the reciprocal loan agreement.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Note with Affiliate

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC, in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11.1 for each of the years ended December 31, 2011, 2010, and 2009.

Illiquid Assets Back-Up Facility

In the first quarter of 2009, ING reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on the Illiquid Assets Back-Up Facility (the "Back-Up Facility") covering 80% of ING's Alt-A RMBS. Under the terms of the Back-Up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING U.S. insurance with a book value of $36.0 billion, including book value of $802.5 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State participates in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of approximately 10% of par value. In addition, under the Back-Up Facility, other fees were paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company remains the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed on March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph taking effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company entered into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company conveyed to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will pay a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

made with respect to the 80% participation interest in the Company's Designated Securities Portfolio. The Dutch State payment obligation to the Company under the Company Back-Up Facility is accounted for as a loan receivable for U.S. GAAP and is reported in Loan - Dutch State obligation on the Consolidated Balance Sheets.

Upon the closing of the transaction on March 31, 2009, the Company recognized a gain of $206.2, which was reported in Net realized capital losses on the Consolidated Statements of Operations.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which had a book value of $4.2 was sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II sold to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp included such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on March 31, 2009, and the Company recognized a gain of $0.3 contemporaneous with the closing of the ING-Dutch State Transaction, which was reported in Net realized capital losses on the Consolidated Statements of Operations.

As part of the final restructuring plan submitted to the EC in connection with its review of the Dutch state aid to ING (the "Restructuring Plan"), ING has agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the Back-Up Facility. Under this new agreement, the terms of the ING-Dutch State Transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, remain unaltered and the additional payments are not borne by the Company or any other ING U.S. subsidiaries.

Property and Equipment Sale

During the second quarter of 2009, ING's U.S. life insurance companies, including the Company, sold a portion of its property and equipment in a sale/leaseback transaction to an affiliate, ING North America. The fixed assets involved in the sale were capitalized assets generally depreciated over the expected useful lives and software in development. Since the assets were being depreciated using expected useful lives, the current net book value reasonably approximated the current fair value of the assets being transferred. The fixed assets sold to ING North America by the Company totaled $17.4.

Transfer of Registered Representatives

On January 1, 2011, IFA transferred a group of registered representatives and their related customer accounts to its broker-dealer affiliate, ING Financial Partners, Inc. and received $5.0 as consideration for the transfer. Effective January 1, 2011, IFA operates exclusively as a wholesale broker-dealer.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

10. **Financing Agreements**

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting by the Department of Economic and Community Development ("DECD") loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if ILIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to ILIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if ILIAC and its ING affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America Insurance Corporation.

At both December 31, 2011 and 2010, the amount of the loan outstanding was $4.9, which was reflected in Long-term debt on the Consolidated Balance Sheets.

Also see Financing Agreements in the Related Party Transactions note to these Consolidated Financial Statements.

11. **Reinsurance**

At December 31, 2011, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. At December 31, 2011, the Company did not have any outstanding cessions under any reinsurance treaties with affiliated reinsurers. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $10.3 and $11.5 were maintained for this contract as of December 31, 2011 and 2010, respectively.

Reinsurance ceded in force for life mortality risks were $16.2 billion and $17.4 billion at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, net receivables were comprised of the following:

	2011	2010
Claims recoverable from reinsurers	$ 2,276.3	$ 2,356.0
Reinsured amounts due to reinsurers	(0.3)	0.4
Other	0.3	(0.5)
Total	$ 2,276.3	$ 2,355.9

Premiums were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Premiums:			
Direct premiums	$ 34.0	$ 67.6	$ 35.2
Reinsurance assumed	0.1	-	0.1
Reinsurance ceded	(0.2)	(0.3)	(0.3)
Net premiums	$ 33.9	$ 67.3	$ 35.0

12. Commitments and Contingent Liabilities

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by ING North America Insurance Corporation as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2011, 2010, and 2009, rent expense for leases was $5.0, $4.0, and $5.1, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2011 and 2010, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $536.4 and $336.3, respectively.

Collateral

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2011 and 2010, the Company held $110.0 and $4.7, of cash collateral, respectively, which was included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets. In addition, as of December 31, 2011 and 2010, the Company delivered collateral of $77.9 and $93.8, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Consolidated Balance Sheets.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/ arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Regulatory Matters

As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. These currently include an inquiry regarding the Company's policy for correcting errors made in processing trades for ERISA plans or

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

plan participants. Some of these investigations, examinations, audits and inquiries could result in regulatory action against the Company. The potential outcome of the investigations, examinations, audits, inquiries and any such regulatory action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, additional payments to plans or participants, disgorgement, settlement payments, penalties, fines, and other financial liability and changes to the Company's policies and procedures, the financial impact of which cannot be estimated at this time, but management does not believe will have a material adverse effect on the Company's financial position or results of operations. It is the practice of the Company and its affiliates to cooperate fully in these matters.

13. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of December 31, 2011, 2010, and 2009.

	2011	2010	2009
Fixed maturities	$ 1,518.7	$ 933.8	$ 133.4
Equity securities, available-for-sale	13.1	21.0	12.8
Derivatives	173.7	0.5	-
DAC/VOBA adjustment on available-for-sale securities	(801.7)	(461.7)	(88.8)
Sales inducements adjustment on available-for-sale securities	-	(0.3)	0.2
Premium deficiency reserve adjustment	(64.8)	(61.0)	-
Other investments	-	0.1	-
Unrealized capital gains, before tax	839.0	432.4	57.6
Deferred income tax asset / liability	(233.0)	(114.4)	(63.9)
Unrealized capital gains, after tax	606.0	318.0	(6.3)
Pension and other post-employment benefits liability, net of tax	(15.7)	(13.5)	(8.7)
Accumulated other comprehensive income (loss)	$ 590.3	$ 304.5	$ (15.0)

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, net of DAC, VOBA, and tax, related to changes in unrealized capital gains (losses) on securities, including securities pledged, were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	2010	2009
Fixed maturities	$ 563.6	$ 813.1	$ 1,734.4
Equity securities, available-for-sale	(7.9)	8.2	20.2
Derivatives	173.2	0.5	-
DAC/VOBA adjustment on available-for-sale securities	(340.0)	(372.9)	(873.7)
Sales inducements adjustment on available-for-sale securities	0.3	(0.5)	(2.2)
Premium deficiency reserve adjustment	(3.8)	(61.0)	-
Other investments	(0.1)	0.1	0.3
Change in unrealized gains on securities, before tax	385.3	387.5	879.0
Deferred income tax asset/liability	(111.1)	(54.9)	(239.1)
Change in unrealized gains on securities, after tax	274.2	332.6	639.9
Change in other-than-temporary impairment losses, before tax	21.3	(12.7)	(46.7)
Deferred income tax asset/liability	(7.5)	4.4	16.3
Change in other-than-temporary impairment losses, after tax	13.8	(8.3)	(30.4)
Pension and other post-employment benefit liability, before tax	(3.4)	(7.4)	13.5
Deferred income tax asset/liability	1.2	2.6	(4.2)
Pension and other post-employment benefit liability, after tax	(2.2)	(4.8)	9.3
Net change in unrealized gains, after tax	$ 285.8	$ 319.5	$ 618.8

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in unrealized capital gains on securities, including securities pledged and noncredit impairments, as recognized in AOCI, reported net of DAC, VOBA, and income taxes, were as follows for the years ended December 31, 2011, 2010, and 2009.

	2011	**2010**	**2009**
Net unrealized capital holding gains arising during the period[1]	$ 344.5	$ 284.8	$ 587.5
Reclassification adjustment for gains (losses) and other items included in Net income (loss)[2]	(78.5)	(29.2)	(16.3)
Change in deferred tax asset valuation allowance	22.0	68.7	38.3
Net change in unrealized capital gains on securities	$ 288.0	$ 324.3	$ 609.5
[1] Pretax unrealized capital holding gains (losses) arising during the year were $526.8, $417.6, and $856.4, for the years ended December 31, 2011, 2010, and 2009, respectively.			
[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $120.0, $42.8, and $23.7, for the years ended December 31, 2011, 2010, and 2009, respectively.			

The reclassification adjustments for gains (losses) and other items included in Net income (loss) in the above table are generally determined by FIFO methodology.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

QUARTERLY DATA (UNAUDITED)

(Dollar amounts in millions, unless otherwise stated)

2011	First	Second	Third	Fourth
Total revenue	$ 594.0	$ 632.0	$ 538.1	$ 544.9
Income (loss) before income taxes	170.9	162.3	(26.2)	33.4
Income tax expense (benefit)	84.2	43.6	(108.0)	(16.0)
Net income	$ 86.7	$ 118.7	$ 81.8	$ 49.4

2010	First	Second	Third	Fourth
Total revenue	$ 520.6	$ 542.4	$ 549.5	$ 613.5
Income before income taxes	104.9	78.4	127.2	267.2
Income tax expense (benefit)	14.0	34.7	(8.8)	100.9
Net income	$ 90.9	$ 43.7	$ 136.0	$ 166.3